Form 20-F
period 2000-01-31
TRINTECH GROUP PLC
filed 2000-04-28
CIK 1094316

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                   FORM 20-F
                           ANNUAL REPORT PURSUANT TO
                            SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended January 31, 2000

                        Commission File Number: 0-30320

                               ----------------

                              TRINTECH GROUP PLC
            (Exact name of Registrant as specified in its charter)

                               ----------------

                                Not Applicable
                (Translation of Registrant's Name into English)

                              Republic of Ireland
                (Jurisdiction of Incorporation or Organization)

                              Trintech Group PLC
                               Trintech Building
                          South County Business Park
                                 Leopardstown
                              Dublin 18, Ireland
                              011-353-1-207-4000
         (Address and telephone number of principal executive offices)

                               ----------------

  Securities registered or to be registered pursuant to Section 12(b) of the
                                     Act:

                                     None

  Securities registered or to be registered pursuant to Section 12(g) of the
                                     Act:

                      Name of Each Exchange
      Title of Each             on
          Class          Which Registered
      -------------   ----------------------
     Ordinary Shares  Nasdaq National Market
                       Neuer Markt (Germany)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                     None

                               ----------------

   The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period ended January 31, 2000 covered by the annual report was 25,140,722 ordinary shares, $.0027 par value, represented by 50,281,444 American Depositary Shares after taking into account a two-for-one ADS stock split effected on March 21, 2000.

   Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

   Yes [_] No [X]

   Indicate by check mark which financial statement item the registrant elected to follow.

   Item 17 [_]  Item 18 [X]


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                     PART I

Item 1.   Description of Business................................................................   3
Item 2.   Description of Property................................................................  25
Item 3.   Legal Proceedings......................................................................  26
Item 4.   Control of Registrant..................................................................  26
Item 5.   Nature of Trading Market...............................................................  27
Item 6.   Exchange Controls and Other Limitations Affecting Security Holders.....................  29
Item 7.   Taxation...............................................................................  31
Item 8.   Selected Financial Data................................................................  37
Item 9.   Management's Discussion and Analysis of Financial Condition and Results of Operations..  39
Item 9A.  Qualitative and Quantitative Disclosure About Market Price.............................  48
Item 10.  Directors and Officers of Registrant...................................................  49
Item 11.  Compensation of Directors and Officers.................................................  53
Item 12.  Options to Purchase Securities From Registrant or Subsidiaries.........................  53
Item 13.  Interest of Management in Certain Transactions.........................................  53

                                    PART II

Item 14.  Description of Securities to be Registered.............................................  56

                                    PART III

Item 15.  Defaults Upon Senior Securities........................................................  56
Item 16.  Changes in Securities and Changes in Security for Registered Securities................  56

                                    PART IV

Item 17.  Financial Statements...................................................................  56
Item 18.  Financial Statements...................................................................  57
Item 19.  Financial Statements and Exhibits......................................................  58
          Signatures.............................................................................  59

   In this document, unless otherwise indicated, references to the "Company", "Trintech" or "we" are to Trintech Group PLC, its consolidated subsidiaries and predecessor entities. In addition, references to "ADSs" are to the American Depositary Shares of Trintech Group PLC, each representing one-half of one ordinary share.

   Unless otherwise specified, all reference to U.S. dollars, dollars or $ are to United States dollars, the legal currency of the United States of America. All references to euro or (Euro) are to the euro, the legal currency of the Republic of Ireland and the Federal Republic of Germany. All references to IR(Pounds) are to Irish pounds, and all references to the Deutsche mark or the DM are to the Deutsche mark. All references to sterling or U.K. pound sterling are to the pound sterling, the legal currency of the United Kingdom. Unless otherwise indicated, U.S. dollars have been converted from euro at the noon buying rate for cable transfers in New York in foreign currencies certified by the Federal Reserve Bank of New York on April 27, 2000, which was US$1.00 equals (Euro)1.101.

   PayGate Acquirer(TM), PayGate NetIssuer(TM), PayWare PurchaseCard(TM), PayWare SmartCard(TM), PayWare ERP(TM), PayWare Net(TM), PayWare NetHost(TM), NetWallet(TM), EzCard(TM), Compact 9000(TM), Compact 9002(TM), S/PAY(TM) and Trintech(TM) and our logo are our trademarks and PayGate(R), PayWare(R) and PayPurse(R) are our registered trademarks. SAP R/3(R) is a registered trademark of SAP AG. This Form 20-F also includes product names and other trade names and trademarks of other organizations.

                                     PART I

Item 1. Description of Business

   The following discussion set forth in this section and in other sections of this Form 20-F contains forward looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Predictions of future events are inherently uncertain. Actual events could differ materially from those predicted in the forward looking statements as a result of the risks set forth in the following discussion, including the subsection "Additional Risk Factors That May Affect Future Performance" in this Item 1. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performances and involve certain risks and uncertainties which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements in this Form 20-F report.

Company History and Structure


   We were incorporated as a limited liability company under the laws of the Republic of Ireland in 1987. On August 23, 1999, our shareholders resolved by special resolution to re-register us as a public limited company. The following is a list and brief description of our significant subsidiaries:

   Trintech Technologies Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. The principal activity of Trintech Technologies Limited is the sale of electronic PoS system products and e-payment software.

   Trintech Limited is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the voting securities of Trintech Limited are owned by us. The principal activity of Trintech Limited is research and development.

   Trintech GmbH, a wholly-owned subsidiary, is a limited liability company incorporated in the Federal Republic of Germany. The principal activity of Trintech GmbH is the sale of electronic PoS system products and e-payment software.

   Trintech Inc., a wholly-owned subsidiary, is a California corporation. The principal activity of Trintech Inc. is the sale of e-payment software.

Overview

   We are a leading provider of secure e-payment infrastructure solutions for payment card transactions. We develop, market and sell a comprehensive suite of software and electronic PoS systems that enable card-based electronic payments in the physical world and over the Internet. We offer vendor-neutral, open software solutions that provide a highly secure e-payment solution for our customers. Our customers include banks, card associations, financial transaction processors and Internet service providers in major markets including Germany, the United States, Scandinavia, the United Kingdom and South America. Through our portfolio of feature-rich software products and electronic PoS systems, we offer solutions for each of the parties to an e-payment transaction--the bank or other financial transaction processor, the merchant and the cardholder. Our comprehensive suite of software and electronic PoS system products enables secure end-to-end payment solutions to automate the entire e-payment transaction process.

 The E-Payment Industry

   The e-payment industry has rapidly grown throughout the world since the 1970s when banks and merchants began to encourage widespread use of credit cards by consumers. Use of these cards has increased significantly in traditional commerce channels, first at the countertop in a merchant's store, and later through mail order and telephone order. More recently, the introduction of new payment card alternatives, such as chip-based smart cards, stored value cards, purchase cards and debit cards, has further fueled the use of payment cards and the growth of the e-payment industry. According to The Nilson Report, the volume of payment card transactions at the merchant in the United States alone is expected to increase from 16 billion in 1997 to 39 billion in 2005. The growth of payment card transactions, in conjunction with increased payment card fraud, has driven the need for more comprehensive, secure and effective hardware and software payment products to process these transactions. In particular, financial institutions and merchants have broadly adopted electronic PoS systems and secure software solutions to mitigate fraud and to improve the efficiency of payment card transaction processing.

   With the emergence of e-commerce, the Internet has developed as a new and significant sales channel for goods and services. Payment cards have emerged as the predominant means of making purchases over the Internet, further driving the demand for comprehensive and effective solutions for secure e-payment transactions. According to International Data Corporation, the number of people with access to the world wide web will rise from 159 million in 1998 to approximately 510 million in 2003. The growing base of users, combined with the convenience of the Internet as a medium for commerce, helps drive the growth of e-commerce. International Data Corporation estimates that global business-to-consumer e-commerce revenue will grow from $15 billion in 1998 to $117 billion in 2002. International Data Corporation additionally estimates that the number of on-line shoppers will increase from 30.8 million in 1998 to 133.9 million in 2002. Merchants are increasingly seeking to participate in e-commerce due to the global reach of the Internet, combined with the lower transaction costs compared to the traditional retail market place and the increasing use of the Internet for a broad range of business-to-business and business-to-consumer activities. Emerging channels for Internet access, such as mobile phones for wireless Internet access, are expected to further fuel the growth of e-commerce.

 E-Payment Transactions

   Each of the participants in an e-payment transaction operates within a framework of policies and standards established by card associations such as VISA and MasterCard and card companies like American Express and Discover Financial Services. They have established the network and processing infrastructures required to authorize payments and transfer funds, and have implemented large-scale marketing programs to promote consumer and merchant acceptance of existing card brands and new card-related products.

   Through the use of payment cards, cardholders traditionally have had the flexibility to purchase goods and services either in person at a merchant's physical store or conveniently in their own homes or offices through telephone or mail order. These traditional distribution channels have been broadened by the emergence of the Internet as a medium for commerce. The global acceptance of payment cards and the convenience they provide facilitate business-to-consumer and business-to-business commerce in the physical world and over the Internet.

   To initiate a typical payment card transaction, the merchant receives the cardholder's payment card information through a variety of means, including physical presentation of the actual card, mail order, telephone order or over the Internet. The e-payment system at the merchant location captures the card and transaction information and forwards this information to the merchant's bank or a third-party financial transaction processor. Through its payment software system, the merchant's bank or processor requests authorization from the cardholder's bank. The cardholder's bank receives the information, confirms that the cardholder has sufficient funds or credit available and approves or declines the transaction. If the transaction is approved, the cardholder's bank charges the cardholder's account while the merchant's bank or processor transfers funds to the merchant's account.

 E-Commerce Transactions

   In an Internet transaction, the payment card information must first be entered by the cardholder either directly on the merchant's web site or into an electronic wallet resident on the cardholder's computer or mobile phone. Typically, software resident on the cardholder's computer or mobile phone encrypts and then transmits the information to the merchant over the Internet. The e-commerce payment software resident on the merchant's server receives the card information and forwards this information to the merchant's bank or financial transaction processor. The merchant's bank's or processor's e-payment system captures and processes the payment information and, together with the cardholder's bank, settles the transaction.

   Software is required by each participant at each stage of an e-commerce payment transaction. Banks, financial transaction processors, merchants and cardholders are interdependent, and therefore the e-payment systems that link them must interoperate to efficiently and securely complete payment card transactions. It is also necessary for e-commerce software payment systems to integrate with existing hardware and software payment systems, particularly mainframe systems that continue to be operated by banks and financial transaction processors. Additionally, the increased globalization of e-commerce presents payment challenges, such as translation adjustments for multi-currency transactions and the ability to bill cardholders in the currency of their choice.

 The Need for Security and Authentication

   Losses incurred as a result of payment card fraud are typically borne primarily by the card companies or member banks of card associations, and to a lesser extent by merchants and cardholders. In addition, card companies and member banks incur significant administration costs to verify the authenticity of charges that cardholders have repudiated. This repudiation can occur when the name of the merchant for a particular charge presented on the cardholder's monthly bill is unrelated to the name of the merchant from whom the cardholder made the purchase or when the cardholder believes that their card has been used fraudulently. To minimize fraud and repudiation in the physical world, card associations and card companies have encouraged merchants to use electronic PoS systems and e-payment software solutions, often in conjunction with enhanced encryption and other embedded security technology.

   The emergence of the Internet as a medium for commerce has significantly increased the risk that payment card fraud and repudiation can occur. According to a recent study conducted by VISA International, several member banks in its European region were experiencing repudiation and discovered fraud rates as high as 50% for Internet transactions while transactions originating on the Internet represent only 1% to 2% of total transaction volumes. In addition, according to Jupiter Communications, Internet merchants report a repudiation level ranging from 25% to 30% of their total revenue. We believe that the higher incidence of fraud and repudiation in Internet transactions is primarily caused by:

  . an inability to effectively verify the identity of, or authenticate, the cardholder

  .  an inability to confirm the legitimacy of, or authenticate, the merchant

  . theft of cardholder information that resides unencrypted on a merchant's server

  .  inadequate encryption technology

  . the aggregation of merchant transactions on the Internet by intermediaries, such as commerce service providers, resulting in confusion regarding the name of the merchant for a particular charge presented on the cardholder's monthly bill

   Netscape developed a standard for the transmission of information over the Internet known as SSL. SSL is currently the most prevalent Internet security solution as a result of being embedded in the Netscape and Microsoft web-browsers. The SSL standard provides a limited level of encryption security and only generic digital certificates for users.

   Digital certificates are specially prepared software files that uniquely identify an on-line entity such as a cardholder, payment card, merchant, bank or e-mail account. However, the digital certificates embedded in the Microsoft and Netscape web browsers are generic and thus do not provide a unique identification of each individual user. We believe that the lack of unique digital certificates has resulted in a high level of repudiated e-payment transactions.

   In a typical SSL transaction, a cardholder's payment card number and other payment information is encrypted and transferred to the merchant who, in turn, decrypts this information to process the transaction. The decrypted payment card number is stored on the merchant's computer, where it is vulnerable to theft by either a merchant's employee or an outside computer user who infiltrates the merchant's computer. The stolen payment card number may then be fraudulently used. This is one of the recognized security limitations of the SSL standard when used for e-payment transactions over the Internet.

   In response to the deployment of non-unique certificates and the security limitations of SSL, VISA and MasterCard developed the SET standard. SET is a comprehensive security standard which is specifically designed for payment card transactions over the Internet. In contrast to SSL, the SET standard increases the security of e-payment transactions by:

  . keeping the payment card number encrypted while it is handled by the merchant by employing multiple levels of encryption between the cardholder, the merchant and the bank or financial transaction processor

  . providing unique digital certificates to all parties to an e-payment transaction, thus authenticating all parties and reducing repudiation

  . providing stronger encryption, further enhancing the security of the transaction

   Using SET, a cardholder's payment card number, unique digital certificate and other payment information is encrypted and transferred to the merchant. Because this information is bundled in separate packets, the merchant can only decrypt the information necessary to process the transaction and cannot decrypt the cardholder's payment card number. Instead, the encrypted payment card number is forwarded to the merchant's bank. The merchant's bank decrypts the payment card number and, together with the transaction information, requests an authorization from the cardholder's bank. In addition, the merchant's bank authenticates the digital certificates of both the cardholder and the merchant, verifies their identities and confirms that the goods the cardholder has ordered match those that the merchant plans to deliver. Based on the outcome of these authorizations and authentications, the transaction is approved and settled.
   To encourage use of the SET standard, VISA and MasterCard announced in July 1998 the adoption of the following incentives:

  . network transaction fees would not be imposed on the cardholders' or merchants' banks for SET transactions

  . SET transactions would qualify for the lowest offered interchange rates; in contrast, SSL transactions are charged at a rate equivalent to mail order and telephone transactions--typically twice that of transactions in the physical world

  . merchants would be relieved of liability if cardholders repudiate purchases for which they are being billed

   We believe that the e-payment industry will continue to be influenced and shaped by the strategies and initiatives of VISA and MasterCard, along with other industry and technology leaders. Furthermore, we believe that the continued growth in number and complexity of e-payment transactions, together with the emergence of the Internet and wireless networks as a channel for e-commerce, will continue to drive the need for secure, flexible and trusted e-payment solutions. Currently the SSL standard remains the predominant standard for secure e-payment transactions. The SET standard has not yet been broadly adopted, nor is this adoption certain. We believe that the key participants in the e-payment industry, such as banks, card associations and merchants, will continue to demand software solutions and services from focused, responsive and innovative vendors who are able to deliver products that support all standards that are adopted by the marketplace over time.

The Trintech Solution

   We are a leading provider of secure e-payment solutions for payment card transactions. We develop, market and sell a comprehensive suite of software and electronic PoS systems that enable card-based electronic

   The following elements of our solution enable us to deliver key competitive advantages to our customers:

   Secure Encryption Technology. Our products have been developed using innovative, robust, cryptographic technologies. All of our e-commerce software products support both the SET and SSL standards.

We were the first software company to implement a SET transaction. Our SET software products provide 1,024 bit data encryption and handle all of the cryptographic processing and messaging management required by the SET standard. Our SSL software products provide up to 128 bit data encryption. Our Internet software products can incorporate digital certificates to authenticate all parties to an e-payment transaction, which can reduce fraud and repudiation. We have also developed software applications to enhance the security of smart card e-payment transactions. In addition, our electronic PoS system products support the DES, Triple DES and RSA Security public key security algorithms to meet the security standards required by our customers.

   Flexible Range of Solutions. Our suite of products provides flexible e-payment solutions for each participant in a transaction: banks and financial transaction processors, merchants and cardholders. Our products are designed to be modular, permitting them to interoperate with e-payment products of other vendors. Alternatively, by offering our products as an integrated end-to-end payment solution, we also provide a complete solution for our customers.

   Comprehensive Functionality. Our software products have been designed for scalability and operate in multi-currency, multi-taxation, multi-payment protocol and complex communication environments. We are one of the few vendors to offer integrated secure e-payment solutions that allow customers to process transactions in the physical world and over the Internet.

   Open Systems Architecture. Our open architecture design supports a wide variety of operating systems, databases and merchant commerce servers. Our software solutions for banks, financial transaction processors and merchants have been developed for Windows NT and UNIX client/server platforms. Our approach is to develop once only solutions to run on multiple platforms. This approach facilitates integration with existing hardware and software systems, including mainframe systems. In addition, our software products are vendor neutral and are designed to interface with e-payment hardware and software products of third-party vendors, including IBM, Oracle, Verifone, Microsoft, SAP and Intershop.

   Expertise in Secure E-Payment Industry. Since our inception, we have focused on developing secure e-payment solutions for payment card transactions. We believe our 13 years of experience in this industry has enabled us to develop sophisticated e-commerce solutions for payment card transactions over the Internet. We also believe that this industry focus has enabled us to develop strong and close relationships with the card associations and banks that can influence the structure and development of the e-payment industry.

Trintech's Growth Strategy

   Our mission is to become the leading worldwide provider of secure e-payment solutions for payment card transactions. The key elements of our strategy to achieve this mission are the following:

   Leverage Technology Expertise. Using our 13 years experience in developing secure e-payment solutions, we have leveraged our technology expertise to develop advanced solutions for this market. For example, our merchant software product runs on multiple platforms, including personal computers located in merchant call centers, third-party PoS systems, such as electronic cash registers, and our own electronic PoS system products. In addition, we continue to develop innovative electronic PoS system products. We intend to continue to invest significant resources to further develop our product suite.

   Extend Early Lead in Internet E-Payment Software. We were one of the first software companies to adopt both the SET and SSL standards, and we were the first software company to implement a SET transaction. We intend to continue to extend our range of SET and SSL products and support new e-payment standards and Internet technologies, including wireless access technologies, as they emerge. For example, in February 2000, we jointly announced with Motorola the availability of e-payment software applications for mobile commerce transactions using mobile phones.

   Continue to Build Strategic Relationships with Key Industry Leaders. We have strategic relationships with VISA, MasterCard, Compaq, SAP America, Intershop and RSA Security. These relationships have provided a number of competitive advantages, including access to product development plans, joint marketing opportunities and lead-generation for our direct sales force. We intend to continue to enter into development and marketing alliances with key industry leaders to produce and distribute custom-tailored e-payment solutions for specific market segments.

   Expand Channels of Distribution Globally. We have relied primarily on our direct sales force to market our products to banks and financial transaction processors, card associations, card companies and other major U.S. and international financial institutions. With the expansion of our e-commerce product line, we are increasingly targeting large merchants, Internet service providers and commerce service providers. To reach organizations that cannot otherwise be effectively targeted by our direct sales force and to increase worldwide market penetration, we have begun to use indirect sales channels, including resellers providing additional services, systems integrators and consultants.

   Target Fast-Growing Markets. We believe that fast-growing markets can provide significant marketing opportunities for e-payment applications. We have recently begun to target Internet service providers, commerce service providers, and telecommunications companies, including service and equipment providers. Our goal is to begin to target cable-based providers of high-speed Internet access to homes and businesses, and financial services companies within the next 12 months.

   Build Strong Brand Recognition. We are a leading brand name in the e-payment industry and believe that we are benefiting from our early industry presence. Our strategy is to promote, advertise and build our brand equity and visibility through excellent service and a variety of marketing and promotional campaigns. We plan to continue to invest significant resources in our on-line marketing programs, such as epaynews.com, an award-winning site for information and trends related to e-payments in the e-commerce industry.

Trintech Products

   Our products are designed to provide flexible, vendor neutral, secure e-payment solutions for banks, financial transaction processors, merchants, businesses and cardholders. Our products can be deployed on a standalone basis, or combined with each other to provide an end-to-end secure e-payment solution or integrated with third party products. In addition, our products support a broad range of communication protocols and security standards. Our products also support multiple currencies, languages and payment protocols. In connection with the license of our products, we provide a range of support services to our customers including preventive maintenance, compliance, upgrades, site inspections and 24-hour telephone and on-line support.

   The following table summarizes our product lines, product functionality and the end-users of our products:

                       Product
  Product Line      Functionality       End-user      End-user Profile    End-user Need
  ------------      -------------       --------      ----------------    -------------
    PayGate       Captures,         Banks, financial  Any business      Pay merchants
                  authorizes,       transaction       that processes    and bill
                  settles and       processors,       and settles       cardholders
                  bills payment     Internet or       payment card      while minimizing
                  card              commerce service  based             fraud and
                  transactions and  providers         transactions or   transaction
                  issues on-line                      issues on-line    costs in the
                  payment cards                       payment cards     physical world
                                                                        and over the
                                                                        Internet

    PayWare       Enables           Merchants         Any business      Receive payment
    Compact       merchants to                        selling goods or  for goods or
                  capture payment                     services that     services in a
                  card and                            accepts payment   secure,
                  transaction                         cards             guaranteed form
                  information from                                      with minimal
                  cardholders, and                                      fraud over
                  send this                                             multiple
                  information to                                        channels,
                  the merchant's                                        including
                  bank for payment                                      physical retail
                  processing                                            outlets and over
                                                                        the Internet

     EzCard       Enables           Cardholders       On-line           Pay for goods or
   NetWallet      cardholders to                      purchasers        services with
                  securely pass                                         payment cards in
                  details of their                                      a secure manner
                  payment cards to                                      over the
                  merchants over                                        Internet
                  the Internet

Bank and Financial Transaction Processor Products: PayGate

   PayGate is an e-payment transaction software suite primarily used by banks and financial transaction processors. PayGate supports the payment card transaction processing needs for both the merchant's bank and the cardholder's bank. It uses a scalable and interoperable payment architecture for Windows NT and UNIX platforms and supports modular payment components for specific financial instruments and operating environments. This product provides financial transaction processors and banks with the ability both to issue on-line payment cards and to capture and process card-based e-payment transactions in both the physical world and over the Internet. The PayGate product line is designed to interface with third-party products, including many banks' mainframe systems. The following are the principal products in the PayGate product suite:

  . PayGate Acquirer provides e-payment processing capabilities. PayGate Acquirer consists of a suite of payment modules that can be purchased individually or as part of an integrated suite. It provides banks and financial transaction processors with the functionality required to capture, authorize, settle and bill payment card transactions. PayGate Acquirer was first released in May 1995. Core capabilities include:

    -- transaction authorization functionality using a choice of protocols, including certified interfaces to the VISA, MasterCard and EuroPay networks, as well as a majority of the proprietary bank networks

    -- data capture functionality using a choice of protocols, including enhanced data formats for applications such as fuel and fleet card, corporate and purchase card item detail, and loyalty schemes

    -- automatic detection of the SSL and SET standards

    -- smart card PoS device management, allowing the downloading of funds, personal identification number verification and data capture for off-line electronic purse transactions

    -- remote deployment, update and configuration of merchant applications

  . PayGate NetIssuer is designed to support the needs of payment card issuers by enabling the distribution and management of electronic payment cards and wallets. PayGate NetIssuer was first released in April 1999. PayGate NetIssuer provides the following functionality:

    -- it can be deployed in a variety of configurations, with the majority of the functionality residing on a bank's or financial transaction processor's server or in a distributed manner with functionality residing on a client's personal computer or within a smart card

    -- it helps to reinforce the brand identity of the issuing bank by providing dynamic delivery of up-to-date marketing and advertising messages to issued wallets while the wallets are being used

    -- it interacts with existing bank certificate authorities to pre-generate authentication certificates while simultaneously supporting SSL and SET payment options

   Sales prices for PayGate licenses range from $50,000 to $500,000, depending on the product licensed, the number of modules and the number of transactions that can be processed.

Merchant Products: PayWare and Electronic PoS Systems

 Payware

   PayWare is an e-payment transaction software suite primarily used by merchants. It can be deployed as a standalone merchant e-payment system or can be integrated with third-party products. PayWare consists of a suite of payment modules that can be purchased individually or as part of an integrated suite. It offers a range of modules designed to meet merchant requirements for e-commerce over the Internet or in a variety of retail environments in the physical world, including large department stores, grocery chains, call centers, mail order and telephone order. PayWare runs on multiple computing platforms, including the following: computers running on Windows and UNIX operating systems located in merchant businesses and call centers; third-party PoS systems, such as electronic cash registers; and our own electronic PoS system products. For e-commerce transactions over the Internet, PayWare processes secure e-payment transactions using SSL or SET standards or a combination of both. We recently introduced PayWare ERP, our enterprise product that operates seamlessly with SAP's R/3 enterprise resource planning system.

   Our Payware suite of products includes:

  . PayWare Net is our primary e-commerce solution for Internet merchants. It supports SSL and SET payment options. It is designed to interoperate with commerce servers from Microsoft, Intershop and other third-parties. We released PayWare Net in December 1998.

  . PayWare NetHost is an e-commerce solution for Internet service providers, commerce service providers and portals that provide hosting services for Internet merchants. PayWare NetHost is designed to enable these providers to manage e-payment transactions for multiple merchants and to provide browser-based, remote administration facilities for hosted merchants. We released PayWare NetHost in May 1999.

  . PayWare SmartCard supports a variety of smart card-based payment options for merchants. These payment options include small-value purchases over the Internet and digital certificate-based identification and authentication. We released PayWare SmartCard in June 1998.

  . PayWare PurchaseCard is our business-to-business e-payment solution. PayWare PurchaseCard allows businesses to define and implement corporate purchase card policies and guidelines. This can significantly reduce the administration cost of low-value procurement transactions. We released PayWare PurchaseCard in April 1999.

  . PayWare ERP seamlessly integrates our e-payment merchant functionality into the SAP R/3 system for physical world and e-commerce payment card transactions. We released PayWare ERP in September 1998.

  . PayWare Call Center is our e-payment solution for call centers and mail order centers. It is designed to integrate with third party software systems and provide the e-payment functionality for telephone order and mail order purchases. We released PayWare Call Center in March 1998.

   Sales prices for PayWare licenses range from $500 to $250,000, depending on the product licensed, the number of modules and the number of transactions that can be processed.

 Electronic PoS systems

   Our electronic PoS system product line, Compact, contains the features and functions required by merchants to manage card-based e-payments in the physical world. The Compact product line is comprised of point of sale devices, high-security personal identification number pads, and a software development toolkit for merchant e-payment transactions in the physical world. This product line has historically been the foundation of our sales and long-term relationships with banks and financial transaction processors.

  . Compact 9000i is a range of card acceptance PoS devices for merchants to process payment card transactions, including smart card transactions, in large department stores, grocery chains, restaurants, hotels and service businesses. These countertop devices deliver e-payment transactions in a secure electronic format to the payment networks for authorization and data capture for onward settlement. The software configurations of these products are modular and can be varied to meet the needs of a wide range of merchants. We recently introduced the eVia 2000 which provides secure payment mobility for merchants through the use of wireless standards, including DECT and GSM, and IP-Protocols. We released our first electronic PoS device in October 1989.

  . Compact 950-PP is a high security cardholder interface device for a cardholder using a debit or credit card to enter his personal identification number. This product then encrypts the personal identification number for forwarding in a secure message format to an authorization center for verification. The

     Compact 950-PP contains alarm security electronics to prevent unauthorized access to customer card and personal identification number data. It is also used for viewing and deducting value from smart cards. Secure payment applications and payment encryption keys can be securely and remotely downloaded to the device. This product supports DES, Triple DES and RSA public key encryption standards. We released the Compact 950-PP in February 1997.

  . Compact 9000i SDK is a software development toolkit that allows our distributors and partners in local markets to develop and test diverse software modules for custom-tailored payment card applications. The SDK includes a license for foundation software libraries, development and test tools, as well as documentation. We released the Compact 9000i SDK in March 1999.

   Compact PoS devices and pin pads range from $325 each to $750 each, depending on the functionality and the software modules included. Licenses of the software development toolkit commence at approximately $50,000.

Cardholder Products: EzCard and NetWallet

   EzCard is an e-payment transaction software product primarily used by on-line cardholders. It provides secure storage and transfer of payment data to the merchant. It also manages card accounts, digital certificates, delivery address information and purchase history details. EzCard complies with the new electronic commerce modeling language standard, developed by companies including Visa, MasterCard, Trintech, Microsoft and America-On-Line, and, supports both SSL and SET payment options. This product automatically completes the merchants' purchasing data web page for merchants that comply with this new standard. EzCard also allows payment card issuers to perform risk management by monitoring on-line purchases and managing fraudulent card activity. In addition, payment card issuers can advertise and market directly to EzCard holders through PayGate NetIssuer, which manages messages to and from the EzCard. Payment card issuers can also create on-line branding through customizing EzCards for their customers. To promote the use of payment cards for e-commerce, we have in the past and intend to continue to distribute EzCard bundled with PayGate NetIssuer. We released EzCard in July 1999.

   NetWallet is the precursor to our EzCard product. We released NetWallet in October 1998 to promote the use of payment cards for e-commerce. Historically, we have distributed NetWallet on a standalone basis at a minimal charge or bundled with PayGate NetIssuer.

Services

   To complement and support our product offerings, we provide our customers with the following services:

  . Consulting services. Our consulting team provides comprehensive project management, using sophisticated methodologies and tools to identify customers' business objectives and requirements for e-payment solutions. We implement these solutions with our customers according to mutually agreed plans and milestones. We also provide in-house product consultation, and provide technical services to design or enhance our customers' existing information technology infrastructure.

  . Educational and training services. We offer educational and training programs targeted specifically at users and administrators of our customers' information technology systems. These programs are tailored to provide customers with the technical knowledge to operate our e-payment solutions. Additionally, seminars and other educational initiatives are available on an ongoing basis to assist our customers in staying current with advances in the e-payment industry.

  . Customization and implementation services. We provide customization services to customize or configure our solutions to meet our customers' particular needs and to integrate our products into their other processing, accounting and communications systems. Our experienced professional services engineers also perform on-site implementation services to manage, in conjunction with our customers' information technology resources, the implementation of their new systems through the testing and acceptance phases of the overall implementation plan.

Technology

   Our software solutions incorporate advanced technologies to address user requirements in today's highly distributed networking environments. Our products support high volumes of transactions. Our recently released e-payment software products are browser based to take advantage of client operating system portability.

   Our software is developed using C, C++, Java and web programming languages and standards, and incorporates the following features:

  . System Architecture. Our products are modular in design and flexible in implementation, so that they can be rapidly adapted to address specific customer requirements. We employ an object oriented systems architecture, allowing us to add and re-use functionality across existing and new products, lowering our product development costs. Our modular design can improve our time to market for new products, including emerging applications for products such as personal digital assistants, advanced mobile telephones and set top boxes.

  . Security and encryption. Due to the sensitive nature of the data handled by our products, we have developed significant expertise in encryption technology. We employ a dedicated team of cryptography specialists who focus on the development of advanced cryptography algorithms and software products. This team includes nine professionals with doctorate degrees in mathematics, physics or related fields. These professionals are responsible for implementing the security infrastructure that forms the basis of our products. This infrastructure incorporates advanced security algorithms including DES, Triple DES and RSA private/public key and other advanced proprietary algorithms.

  . Protocols and infrastructure. It is critical that our products be interoperable with a wide range of payment networks and customer information technology systems. Our products therefore feature advanced application programming interfaces, or APIs, to facilitate interoperability with payment systems and applications. Our products also support a variety of communications protocols, including Internet and telecommunications protocols such as X.25, ISDN and ATM, as well as specific bank authorization and settlement protocols.

  . Support of widely accepted technologies. Our products are configured to run on operating systems and to support databases widely adopted by the e-payment industry. This includes the Windows and UNIX operating systems. They are also designed to integrate easily with enterprise resource planning software systems, such as the SAP R/3 system.

Customers

   We have a customer base of over 100 banks, financial transaction processors, card associations, card companies, Internet service providers and technology companies. As of January 31, 2000, we had shipped over 60,000 electronic PoS systems and over 5,000 licenses of secure e-payment software. A representative sample of our customers is as follows:


  Banks, Card Associations                  Financial Transaction Processors
     and Card Companies                     --------------------------------
  ---------------------------------------         Allcash
     Bank of Ireland                              B+S Card Services
     Boland Bank                                  EasyCash
     S-E Banken                                   GRK
     MasterCard                                   Lufthansa Air Plus Card
     VISA International                           Services
     Discover Financial Services                  Post Girot
     VISA USA                                     Which/Tyco International


                                            Technology Companies
  Internet Service Providers                -------------------
  ---------------------------                     Cap Gemini
     Big Planet                                   Galileo
     Open Market Inc.                             SAP
     Shop@db.com (a subsidiary of Deutsche Bank)  Siemens
     Fort Nocs

Sales and Marketing

   Our sales and marketing efforts are targeted at three principal regions:

     .  Europe, Middle East and Africa,

     .  North and South America, and

     .  the Asia-Pacific region

   Our principal market is Germany, which represented 60% of our total revenue in fiscal 2000. Our sales strategy is to use our direct sales force in conjunction with indirect distribution channels such as regional distributors and co-marketing relationships with established leaders in the e-payment industry. In Europe, we plan to continue to market our electronic PoS systems and e-payment software through our direct sales force and strategic partnerships. Consistent with our historical strategy, we plan to continue to focus our electronic PoS systems marketing in Europe, primarily in Germany. In North and South America, we intend to continue to use a direct sales approach together with alliances and partnerships to develop this market for our Internet software products. In the Asia-Pacific region, we plan to continue to rely primarily on independent distributors to market our Internet software products.

 Direct Sales Channel

   We have direct sales offices in Dublin, Ireland; Frankfurt, Germany; San Mateo, California and Miami, Florida. We also have a direct sales and product marketing office in Austin, Texas. These offices coordinate direct sales and manage indirect sales channels in the various regions. Due to the technical nature of our products, members of the direct sales force are accompanied by pre-sales technical support staff who are key to closing sales contracts and winning customer confidence.

   Our direct sales accounted for approximately 96% of our total revenues in fiscal 2000. At January 31, 2000, we employed 27 direct sales people who primarily target card associations and card companies such as VISA, MasterCard, Discover and American Express, as well as banks, financial transaction processors and large merchants. Our direct sales group has also begun to target Internet service providers and commerce service providers as customers of our Internet software products.

 Indirect Sales Channel Strategy

   To further facilitate worldwide market penetration and complement our direct sales efforts, we have begun to establish a range of indirect sales channels. We expect these indirect channels to account for an increasing percentage of our total revenue as we implement this strategy and e-commerce becomes more widely adopted. These indirect channels include:

  . Resellers Providing Additional Services. Since 1998, we have used regional resellers trained and certified by us to develop customer relationships and expand our global branding. We provide resellers such as Prism in South Africa and Scopus Tecnologia in Brazil with our software technology and implementation expertise.

  . Systems Integrators and Consultants. We leverage our relationships with systems integrators and consultants to market our e-payment solutions while in turn providing them with the opportunity to make a highly functional, vendor-independent solution available to their customers.

  . Emerging Distribution Channels. We continually evaluate new methods and opportunities to market and sell our products, including through on-line Internet sales or branding opportunities with banks and other financial institutions.

Strategic Relationships

   We intend to expand our position in the e-payment market by forming additional strategic technology and marketing relationships with key industry players. To date, we have established strategic relationships with VISA, MasterCard, RSA Security, Compaq, SAP and Intershop. We believe our technology and marketing alliances offer us a number of competitive advantages, which vary with each relationship. These advantages include sales lead generation, early access to the partner's engineering plans and technical personnel for assistance in developing new product offerings. The following describes our current strategic relationships:

   VISA. We initially developed a strategic relationship with VISA International in Europe and have since extended this relationship to the United States, Latin America and the Asia-Pacific region. VISA currently markets PayWare Net in different regions throughout the world. In addition, VISA exclusively recommends our PayGate software to replace its proprietary data capture software used by over 30 of its member banks. In August 1997, we entered into agreements with VISA LAC relating to the marketing and distribution of NetWallet in Latin America, including the customization of software to provide e-payment solutions for VISA's smart card customers. In August 1998, VISA International became a shareholder in us. In May 1999, VISA USA entered into a strategic alliance with us to provide one-stop e-commerce solutions for VISA's member banks and Internet merchants, incorporating our PayWare and PayGate technology.

   MasterCard. In 1999, we entered into a technology and strategic alliance agreement with MasterCard International. Under the terms of this agreement, MasterCard has agreed to license our PayGate NetIssuer product, to host and operate a pilot site demonstrating PayGate NetIssuer, and to actively market this product to MasterCard's member financial institutions and refer business to us. We have agreed to provide sales materials to MasterCard and to provide support for their marketing programs for PayGate NetIssuer. In addition, we and MasterCard have jointly agreed to publicize this relationship, to maintain links in a prominent position on each other's websites and to meet quarterly to discuss product development.

   RSA Security. In 1998, we entered into a technology license agreement with RSA and also established a continuing strategic relationship. The technology licensing agreement provides us with royalty-free access to source and object code for cryptography functionality that we have incorporated into our e-payment software products. In addition, we and RSA have entered into a joint marketing agreement to publicize the relationship and encourage the sales of our products that incorporate RSA's cryptographic technology. RSA also provides us with sales leads and a link on their web site. RSA has made a strategic equity investment in us, and its vice chairman sits on our board of directors.

   Compaq. We are collaborating with Compaq to develop and provide Compaq and its customers a secure e-payment software module that integrates with Compaq's ActiveAnswers Internet solution, a product targeted to e-commerce needs. This module is being designed to include the functionality of PayGate and PayWare. Upon completion, our module will offer Compaq's customers with highly reliable, secure Internet e-payment functionality running on Compaq ProLiant and AlphaServer platforms.

   SAP. We are a member of the SAP's complementary software program. As part of the alliance, we have provided a secure e-payment module, PayWare ERP, for the SAP R/3 system release 4.0 enterprise business software solution. SAP also provides us with sales leads and a link on their web site.

   Intershop. We work with Intershop to integrate our PayWare Net e-payment product with Intershop's merchant server solutions to jointly provide complete payment and hosting solutions to on-line merchants offering goods and services on the Internet using SSL or SET security standards. Our enhanced version of PayWare Net supports multiple currencies and payment types, complementing Intershop's technology.

Research and Development

   We believe that our future success will depend in large part on our ability to enhance and expand our technologies. We intend to continue to develop new and innovative e-payment solutions to respond to the needs of our customers in this rapidly changing industry. We intend to offer products that interoperate with a variety of new and emerging acceptance channels and communication and security protocols. We have developed our e-payment products both independently, through our research and development team, and through funded development projects, such as the development of certain modules of PayWare SmartCard for VISA International. From time to time, we have acquired or licensed technology from third parties, including encryption technology from RSA Security.

   Each of our development centers has been chosen for its combination of access to global markets and the availability of skilled personnel. The following lists our research and development centers and their primary concentration:

     .  Dublin, Ireland: Electronic PoS systems and e-payment software

     .  Princeton, New Jersey: Encryption and authentication

     .  San Mateo, California: E-commerce payment solutions

     .  Frankfurt, Germany: Smart card applications

   As of Feburary 29, 2000 we had a total of 161 employees dedicated to research and development. Research and development expenses were $1.7 million in fiscal 1998, $3.7 million in fiscal 1999 and $8.9 million in fiscal 2000.

Manufacturing

   We outsource the fabrication, testing and packaging of our electronic PoS system products to Keltek and Fujitsu, enabling us to concentrate our resources on product design and software development. We believe this eliminates the high cost of owning and operating a manufacturing facility. The manufacturing facilities for Keltek are located in the United Kingdom and for Fujitsu are located in Ireland.

   We maintain a five-person quality control team that oversees the manufacture of the products by Keltek and Fujitsu to ensure that our specifications are met. These quality assurance engineers have both extensive knowledge of our products and expertise in software quality assurance techniques. Members of the team conduct on-site inspections of the manufacturing facilities of our subcontractors as well as periodic assessments of products shipped by our subcontractors to us. The members also participate on all beta release teams and provide initial training materials for customer support and service.

Competition

   The card based e-payment industry is highly competitive, and we expect competition to increase as other e-payment companies introduce electronic PoS system products and e-payment software. In the electronic PoS systems market, we principally compete with Verifone, a subsidiary of Hewlett-Packard, Giesecke & Devrient, Dassault, Hypercom and Ingenico. Indirectly, we also compete with local firms that offer country-specific alternatives. In addition, several of our electronic PoS system products compete with software solutions designed by our customers' in-house engineering departments. Competition has in the past caused us to reduce the average selling prices of our electronic PoS systems, and we expect this trend to continue.

   In the e-payment software market for payment card transactions in the physical world, we principally compete with Verifone, CyberCash and Transaction Systems Architects. In the e-payment software market for payment card transactions over the Internet, we principally compete with IBM, Verifone, GlobeSet and CyberCash. Additionally, we experience significant competition from existing and potential customers that develop, implement and maintain their own proprietary e-payment solutions relating to our e-payment software solutions for both the physical world and the Internet. These existing and potential customers are primarily banks, financial transaction processors and merchants.

   In each of the electronic PoS systems and e-payment software markets, we compete primarily on the basis of the following factors:

     .  product capabilities and technical features

     .  product performance and effectiveness

     .  price

     .  support of industry standards

     .  ease of use

     .  customer technical support and service

   We believe that we compete favorably in each of these markets based on these factors. However, in particular cases, our competitors may offer electronic PoS system products or e-payment software with functionality that is sought by our prospective customers and which differs from that offered by us. Several of our competitors have also in the past, and may in the future, distribute products in pilot programs at low-cost or below-market prices or, in the case of electronic wallets, at no cost.

   Additionally, several of our competitors have significantly greater financial, technical and marketing resources and larger installed customer bases than us. Also, a number of our competitors have been acquired by, or formed strategic alliances with, industry leaders with significant resources. We may not be able to compete successfully against current and future competitors. In addition, our current and future competitors may develop products comparable or superior to those developed by us or adapt more quickly than us to new technologies, evolving industry standards or customer requirements. Increased competition could result in price reductions, reduced margins and loss of market share, any or all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Intellectual Property and Proprietary Rights

   Our success is dependent on our proprietary software technology. We rely on a combination of patents, contractual rights, trade secrets, copyright law, non-disclosure agreements and trademarks to establish and protect our proprietary rights in our products and technologies. Our patents include the following:

    Field of Application             Regions Issued                Regions Pending
    --------------------             --------------                ---------------
                                 Ireland, U.S., Canada,     European Union, Ireland,
Electronic field of point-             Australia,           U.S., Australia, Brazil, and
 of-sale security system        South Africa, U.K., Japan   Japan
 incorporated in Compact               and Germany

Secure merchant transaction              Ireland            European Union, U.S.,
 software incorporated in                                   Australia, Brazil, and Japan
 PayWare

Secure bank/financial                    Ireland            European Union, U.S.,
 transaction processor                                      Australia, Brazil, and Japan
 software incorporated in
 PayGate

Secure card issuing software               --               European Union and U.S.
 incorporated in PayGate
 NetIssuer

   These issued patents and the pending patent applications cover key areas of our e-payment software for payment card transactions in the physical world and over the Internet, as well as our electronic PoS system products.

   Our registered trademarks include the following:

         Trademark                   Regions Issued                Regions Pending
         ---------                   --------------                ---------------
Trintech logo                              --               Ireland

Trintech the Secure Way to                 --               Ireland
 Pay logo

NetWallet                                  --               United States

                                 European Union, United     --
PayWare                                  States

                                 European Union, United     Ireland
PayGate                                  States

PayPurse                         European Union, Ireland    United States

PayLet                                     --               United States, Ireland

S/PAY                                      --               United States

   On March 31, 1998, we licensed the source code for S/PAY and J/PAY from RSA. S/PAY and J/PAY are security toolkit products which enable the user to add cryptography functionality to other software products for securing e-payment transactions. The license is exclusive for that portion of the source code that implemented and provided the functionality of parts of the SET 0.0 standard. Under the terms of the agreement, we also received a royalty-free sublicensable license to the object code of the licensed software. Our rights under the license are subject to pre-existing rights of third-party licensees. In exchange for receiving the rights under the license, we paid RSA a one-time payment of $2.5 million in cash.

   In addition to our patents, trademarks and technology licenses, we have developed a significant portfolio of copyrights, know-how and trade secrets during our 13 years of experience developing solutions for the e-payment industry.

   Except for the intellectual property described above, we are not currently dependent on any intellectual property that is of material importance to our business or profitability.

Employees

   We employed the following numbers of employees as of January 31, 1998, 1999 and 2000:

                                                                  As of January
                                                                       31,
                                                                  --------------
     Category                                                     1998 1999 2000
     --------                                                     ---- ---- ----
     Research and development....................................  63  103  155
     Professional and support services...........................  19   39   35
     Sales and marketing.........................................  13   46   54
     Administration..............................................  23   34   42
                                                                  ---  ---  ---
       Total..................................................... 118  222  286
                                                                  ===  ===  ===

   Of our total number of employees, as of January 31, 2000, 156 are located in Ireland, 32 are located in Europe outside Ireland and 98 are located in North America.

   None of our employees are represented under collective bargaining agreements. We have never experienced a work stoppage, and we believe that our relations with our employees are good.

Additional risk factors that could affect operating results

   In addition to other factors identified in this Form 20-F, the following risk factors could materially and adversely affect our future operating results, and could cause actual events to differ materially from those predicted in our forwarding looking statements relating to our business.

We recently emphasized e-commerce software for Internet payment transactions, an area in which we have limited experience.

   We introduced our first e-commerce software product for Internet payment transactions in 1996, and the majority of our e-commerce products and modules that we currently market have been released in the last twelve months. As a result, we have a very limited operating history in developing, marketing and selling our e-commerce software, which makes the prediction of future operating results for this portion of our business very difficult. A substantial majority of our research and development expenses in the past two years has related to e-commerce software for payment card transactions, and this effort will continue to account for a significant percentage of our total research and development expenses. Demand for our e-commerce software may not increase and these products may not gain market acceptance. If we fail to increase sales of our e-commerce software, our future revenue and net income, as well as the prospects for this critical portion of our business, will be materially adversely affected.

The standards for e-commerce payment transactions that we support may not achieve broad market acceptance or market acceptance may be slower than anticipated.

   A significant part of our business strategy is to continue to develop software products that support both SSL and SET standards for payment card transactions over the Internet. If neither achieves broad market acceptance, our results of operations and prospects will be materially adversely affected. In addition, if a new standard emerges that is more accepted by the marketplace, we may not be successful in developing products that comply with that standard on a timely basis, or at all.

   The SSL standard was developed in 1996, but it has not achieved broad acceptance outside of North America. In particular, SSL has not achieved broad acceptance in Europe, which is currently our primary market for our e-payment solutions for payment card transactions in the physical world. The SET standard was first implemented in 1997 to address perceived security limitations of SSL. However, the SET standard has been adopted at a slower rate than we originally anticipated, and currently the SET standard has achieved limited market acceptance, particularly in the United States. Because our product development efforts have focused on these two standards, future sales of our e-payment products for Internet transactions and the rate of revenue growth attributable to these products, will be materially adversely affected if these standards do not achieve broad market acceptance.

   Part of our strategy has been, and continues to be, to develop products that support the SET standard. We pursue this strategy because we believe that marketing SET-compliant products can differentiate us from competitors that do not market SET-compliant products. We further believe that this differentiation is important to our business because the level of competition relating to SSL products is significantly greater than that relating to SET products. However, the adoption of SET has been impeded by several factors, including:

  .  the ease of using SSL as compared to SET

  .  limited financial incentives for cardholders and merchants to use SET

  . the installed base of SSL technology, including embedded functionality in Netscape products

   If SET technology is not broadly adopted, we will lose a potential competitive advantage, and our prospects and results of operations could be materially adversely affected.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell our software products.

   The markets for our e-payment software solutions for the physical world and, in particular, for payment card transactions over the Internet, are at early stages of development and are rapidly evolving. Our ability to design, develop, introduce and support new e-payment software products and enhancements to existing products on a timely basis that meet changing market needs and respond to technological developments is critical to our future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties' products, including those of our competitors. We may be unable to develop interoperable products, and widespread adoption of a proprietary or closed e-payment standard could preclude us from effectively doing so. Also, the number of businesses and cardholders engaged in e-commerce may not grow or could decrease, reducing the potential market for our e-commerce products.

The market for e-payment solutions for mobile commerce may not develop and, if it does develop, we may not be able to develop products that successfully compete in this market, either of which would significantly impact our financial results and prospects.

   In February 2000, we announced the availability of our first e-payment solution for making online purchases from mobile phones and other wireless devices. We have not yet begun to market or sell this m-commerce payment product, nor do we currently have any commercial customers for this product. We intend to invest a significant portion of our future research and development expenses to enhance this first product and to develop one or more additional products for the m-commerce payment market. However, we cannot predict whether we will be successful in these development efforts or whether our existing product or any future m-commerce products will gain market acceptance. We do not currently expect to recognize significant revenue from m-commerce products until at least late fiscal 2002. In addition, if this market develops, we may face significant competition from major telecommunication service providers and mobile phone handset and equipment providers, among others. These companies have significantly more resources than us and may develop new standards for payment card mobile phone based transactions which we do not address and may not be able to support in the future. In addition, these companies may provide similar products to ours at a lower cost or at no cost to facilitate sales of their telecom equipment or mobile phones. If we fail to generate significant sales of our m-commerce payment products, our future revenue and net income, as well as the prospects for this portion of our business, will be materially adversely affected.

We depend on sales of our electronic point-of-sale systems for payment card transactions for a substantial majority of our total revenue.

   A substantial majority of our total revenue historically has been derived from the sale of our electronic payment card point-of-sale system products. We expect that these products will continue to account for a significant percentage of our total revenue through at least fiscal 2002. We have historically marketed our electronic PoS system products solely in Europe, and particularly in Germany. For fiscal 2000, our customers in Germany accounted for over 88% of our electronic PoS system product revenues. We intend to continue to focus substantially all of our marketing efforts for our electronic PoS system products in Europe, and particularly in Germany. As a result, our future results of operations will depend on continued market demand for, and acceptance of, these products in Europe in general and Germany in particular. A reduction in demand for our electronic PoS system products could have a material adverse effect on our business, financial condition and results of operations.

Average selling prices for electronic PoS system products may continue to decline, adversely affecting our results of operations, particularly our revenue and operating and net income.

   The market for electronic PoS system products is characterized by increasing price competition, which historically has caused the average selling prices of our electronic PoS systems to decrease over the life of each product. We expect this trend to continue. To offset declines in the average selling prices of our electronic PoS system products, we will need to reduce the cost of these products by implementing cost reduction design changes, obtaining cost reductions as and if volumes increase and successfully managing manufacturing and subcontracting relationships. We do not operate our own manufacturing facilities, and, as a result, we may not be able to reduce our costs as rapidly as companies that operate their own manufacturing facilities. If we do not design and introduce lower cost versions of our electronic PoS system products in a timely manner or successfully manage our manufacturing relationships, margins on our electronic PoS system products will decrease. A decrease in margins or an accelerated decrease in average selling prices could have a material adverse effect on our business, financial condition and results of operations.

We have incurred losses and expect continued losses.

   We incurred a net loss of $12.1 million for the year ended January 31, 2000, and we have incurred net losses in nine of our last twelve quarters. As of January 31, 2000, we had an accumulated deficit of $21.6 million. In fiscal 2000 we substantially increased our operating expenditures to build our presence in the e-commerce software business. This has included significant increases in our research and development expenses related to the development of e-commerce capable products, and substantial increases in our sales and marketing personnel. We intend to continue to grow our operating expenditures and, consequently, we expect to continue to report losses from operations for at least two years.

Our business is subject to currency fluctuations that can adversely affect our operating results.

   Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the Irish pound and the euro. In particular the value of the U.S. dollar and U.K. pound sterling impacts our operating results. Our expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the Irish pound or the euro relative to other currencies could adversely affect our business and results of operations. For example, sales of our electronic PoS systems in Germany are denominated in euro while a portion of the related manufacturing costs are denominated in U.K. pounds sterling. As a result, in the year ended January 31, 2000, margins on electronic PoS systems were negatively impacted.

   In addition, our consolidated financial statements are prepared in Irish pounds and translated to U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, our net income may be diminished, or our net loss increased, when reported in U.S. dollars in our financial statements.

Our quarterly operating results are difficult to predict because they can fluctuate significantly. This limits your ability to evaluate our historical financial results and increases the likelihood that our results will fall below market analysts' expectations, which could cause the price of our ADSs to drop rapidly and severely.

   We have experienced significant quarterly fluctuations in operating results and cash flows and we expect that these fluctuations will continue in future periods. In addition, our revenue is difficult to predict for several reasons. As a result, we believe that our quarterly revenue, expenses and operating results are likely to vary significantly in the future. Thus, it is likely that in some future quarters our results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of our ADSs. We also believe that period-to-period comparisons of our quarterly operating results are not necessarily meaningful and that, as a result, these comparisons should not be relied upon as indications of our future performance.

   Quarterly fluctuations have been, and may in the future be, caused by factors which include:

  .  the size and timing of orders

  .  currency fluctuations

  .  product mix

  .  the rate of acceptance of new products

  .  purchasing and payment patterns of our customers

  .  our pricing policies and those of our competitors

   In addition, our revenue is difficult to predict for the following reasons:

  . we have generally recognized a substantial portion of our revenue in the last month of each quarter

  .  the market for our e-commerce products is new and rapidly changing

  . the sales cycle for our products is typically 6 to 12 months and varies substantially from customer to customer

   Over the past few years, we have substantially increased our investment in our infrastructure, and we expect to continue to do so. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and our business and operating results for that quarter would be adversely affected, perhaps materially.

We derive a significant amount of our revenues from a limited number of customers.

   A significant percentage of our revenue is derived from a limited number of our customers. Approximately 40% of our total revenue for the year ended January 31, 2000 was attributable to our three largest customers in that period. The loss of any major customer, or any reduction or delay in orders by any major customer, could have a material adverse effect on our business, financial condition and results of operations.

We rely on strategic relationships that may not continue in the future.

   We have developed strategic relationships with larger, public companies. We rely in part on these relationships to co-market our products and generate leads for our direct sales force. However, these relationships are not exclusive, and the third party generally is not obligated to market our products or provide leads. We will need to establish additional strategic relationships to be successful.

   Two of the companies with which we have developed strategic relationships are VISA International and MasterCard International. We believe that our reputation has benefited from past transactions and joint press releases with VISA and MasterCard, as well as from VISA's equity investment in us in 1998. Neither VISA nor MasterCard is obligated to continue to conduct business or marketing activities with us. VISA's or MasterCard's endorsement of one or more of our competitors could cause existing customers to switch to competitors and could materially adversely affect our ability to add new customers.

Our success depends on our ability to expand our direct sales force.

   We have sold our products almost exclusively through our direct sales force. Our future revenue growth will depend in large part on our ability to recruit, train and manage additional sales personnel worldwide. We have experienced and continue to experience difficulty in recruiting qualified sales personnel, and the market for these personnel is highly competitive. We may not be able to successfully expand our direct sales force, and any expansion of the sales force may not result in increased revenue. Our business and results of operations will be materially adversely affected if we fail to successfully expand our direct sales force.

Our growth may be limited if we fail to build an indirect sales channel.

   Indirect sales channels accounted for approximately 4% of our total revenue in fiscal 2000. We recently have established relationships with a limited number of resellers and systems integrators and consultants. These are new, early-stage relationships and, as such, are generally untested. Our existing indirect channels will have to generate significant revenue, and we will need to establish additional indirect channels to be successful.

Increased competition may result in decreased demand for our products and services, which may result in reduced revenues and gross margins and loss of market share.

   The market for e-payment software and electronic PoS systems is intensely competitive, and we expect competition to continue to increase. Our competitors include Verifone, a subsidiary of Hewlett-Packard, and Giesecke & Devrient for our electronic PoS system products, and IBM, Verifone and GlobeSet for our e-payment software. In addition, the companies with whom we have strategic relationships could develop products or services which compete with our products or services. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, financial condition and results of operations. Some competitors in our market have longer operating histories, significantly greater financial, technical, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive e-payment solutions. We also expect to face additional competition as other established and emerging companies enter the market for e-payment solutions.

We depend on a few key personnel to manage and operate us.

   Our success is largely dependent on the personal efforts and abilities of our senior management, including in particular John McGuire, Cyril McGuire, George Burne, Kevin Shea, Paul Byrne, Chris Meehan and John Harte. The loss of one or more of members of our senior management could have a material adverse effect on our business and prospects.

If we are unable to attract and retain highly skilled personnel with experience in the e-payment and banking industries, we may be unable to grow our business.

   The market for qualified personnel with experience in the e-payment and banking industries in general, and software engineers with this experience in particular, is highly competitive. Our strategic plan requires continued investment in research and development and sales and marketing personnel. Failure to successfully attract, hire, assimilate and retain qualified personnel could limit the rate at which we develop new products and generate sales, which could have a material adverse effect on our business, prospects and results of operations.

Our reliance on third parties to manufacture our electronic PoS system products involves risks, including, in particular, reduced control over the manufacturing process and product quality.

   Our electronic PoS system products are manufactured by Keltek and Fujitsu. Our reliance on outsourced manufacturers involves significant risks, including:

     .  reduced control over delivery schedules, quality assurance and cost

     .  the potential lack of adequate manufacturing capacity

     .  the potential misappropriation of our intellectual property

   We must make binding forecasts as much as three months in advance of expected delivery dates. If product sales do not meet these forecasts, our cashflow would be adversely impacted, and the risk that our inventory could become obsolete would increase. If Keltek or Fujitsu cease manufacturing our electronic PoS system products or increase their prices, we may not be able to rapidly obtain alternative capacity at a comparable price. Any delay in delivery of products to our customers or any increase in manufacturing costs could have a material adverse effect on our business and results of operations.

   We have in the past received products that contained defects from our manufacturers. Because we warrant the quality of our electronic PoS system products to our customers, we have been required to repair or replace defective products at our own expense. This expense has in the past exceeded the amounts reimbursed to us by the manufacturers. This expense has not in the past had a material adverse effect on our results of operations. However, any repetition of these or similar problems could have a material adverse effect on our reputation, business and results of operations.

We may not be able to timely respond to rapid technological changes that impact our business.

   The markets for our e-payment software and electronic PoS system solutions are susceptible to rapid changes due to technology innovation, evolving industry standards, changes in customer and cardholder needs and frequent new product introductions. We will need to use leading technologies effectively, continue to develop our technical expertise and enhance our existing products on a timely basis to compete successfully in these markets. We may not be successful in achieving these business requirements.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products which compete with our products.

   Our success depends in part on our ability to protect our rights in our e-payment and PoS system technology. We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect these rights. We also enter into confidentiality agreements with our employees, consultants and third parties to seek to limit and protect the distribution of our proprietary information regarding this technology. However, we have not signed protective agreements in every case. Unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of, or have adequate remedies in the event of, a breach.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of our products.

   We believe that our products do not infringe upon the intellectual property rights of others and that we have all rights necessary to use the intellectual property employed in our business. However, we have not performed patent searches for all of the technologies encompassed in our products. Third parties may in the future claim that our current or future products infringe their proprietary rights. Any infringement claim, with or without merit, could result in costly litigation or require us to reengineer or cease sales of our products, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Licensing agreements, if required, may not be available on terms acceptable to us or at all.

Our industry and our customers' industry are subject to government regulations that could limit our ability to market our products.

   Our current and prospective customers include non-U.S. and state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, our products and services must be designed to work within the extensive and evolving regulatory constraints under which our customers operate. If our products fail to comply with regulations applicable to our customers, or if we cannot timely and cost-effectively respond to changes in the regulatory environments of each of our customers, our product sales could be materially adversely affected, which could have a material adverse effect on our business, prospects and results of operations.

   Exports of software products utilizing encryption technology are generally restricted by the U.S., Irish, German and various other foreign governments. Our inability to obtain and maintain required approvals under these regulations could adversely affect our ability to sell our products. Also, U.S., Irish, German or other foreign legislation or regulations may further limit levels of encryption or authentication technology that may be sold or exported. Any export restrictions of this sort, new legislation or regulations, or increased costs of compliance could have a material adverse effect on our business, results of operations and prospects.

   Our electronic PoS system products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of quasi-regulatory authorities and standards-setting committees. Failure to comply with these standards and recommendations could limit our ability to sell these products.

Rapid growth could strain our personnel and systems.

   We have recently experienced rapid expansion of our operations in multiple countries, which has placed, and is expected to continue to place, significant demands on our administrative, operational and financial personnel and systems. Because of these demands, we hired a significant number of employees in fiscal 2000 and expect to continue hiring during fiscal 2001. Our inability to train and integrate our new employees and promptly address and respond to rapid growth if it occurs could have a material adverse effect on our business and results of operations.

We may fail to integrate adequately acquired products, technologies or businesses.

   From time to time, we evaluate opportunities to acquire additional product offerings, complementary technologies and businesses. Any future acquisition could result in difficulties assimilating acquired products, technologies and businesses, amortization of acquired intangible assets and diversion of our management's attention. Our management has limited experience in assimilating acquired organizations and products into our operations. We may not be able to integrate successfully any products or technologies or businesses that might be acquired in the future, and the failure to do so could have a material adverse effect on our business and results of operations. In addition, the accounting treatment for any future acquisition may result in the recognition of significant goodwill which, when amortized, would adversely affect our net income (loss) and earnings per equivalent ADS.

Trading in our shares could be subject to extreme price fluctuations and the holders of our ADSs could have difficulty trading their shares.

   The market for shares in newly public technology companies is subject to extreme price and volume fluctuations, often unrelated to the operating performance of these companies. Due to the potential volatility of our stock price, we may in the future be the target of securities class action litigation. Securities litigation could result in substantial costs and divert our management's attention and resources. In addition, although the ADSs are quoted on the Nasdaq National Market and the Neuer Markt, the daily trading volume has been limited. An active trading market may not develop or be sustained. In addition, the Neuer Markt is a new trading market. The Neuer Markt may experience delays in settlement and clearance as trading volume increases. These factors could adversely affect the market price of the ADSs.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States and German corporations.

   The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical United States or German corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

Our three largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of our ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of the ADSs.

   Our three largest shareholders have the ability to significantly influence, if not control, the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of the ADSs.

Our corporate tax rate may increase, which could adversely impact our cash flow, financial condition and results of operations.

   We have operations and generate substantially all of our taxable income in the Republic of Ireland. Currently, some of our Irish subsidiaries are taxed at rates substantially lower than U.S. or German tax rates. If our Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. In addition, if German, U.S. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which our subsidiaries' profits are currently recognized, our taxes could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected.

The German takeover code, our articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of our ADSs.

   As required by the Neuer Markt, we have adopted the takeover code recommended by the Stock Exchange Expert Commission at the German Federal Ministry of Finance. Although this takeover code does not have the force of law, it is generally required by the Frankfurt Stock Exchange that companies listed on the Neuer Markt acknowledge these takeover provisions. The applicability of the takeover code, as well as provisions of our articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of the ADSs. In addition, the rights of our shareholders under the takeover code could differ from the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

Company History and Structure


   We were incorporated as a limited liability company under the laws of the Republic of Ireland in 1987. On August 23, 1999, our shareholders resolved by special resolution to re-register us as a public limited company. The following is a list and brief description of our significant subsidiaries:

   Trintech Technologies Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. The principal activity of Trintech Technologies Limited is the sale of electronic PoS system products and e-payment software.

   Trintech Limited is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the voting securities of Trintech Limited are owned by us. The principal activity of Trintech Limited is research and development.

   Trintech GmbH, a wholly-owned subsidiary, is a limited liability company incorporated in the Federal Republic of Germany. The principal activity of Trintech GmbH is the sale of electronic PoS system products and e-payment software.

   Trintech Inc., a wholly-owned subsidiary, is a California corporation. The principal activity of Trintech Inc. is the sale of e-payment software.

Item 2. Description of Property

   Our principal development center and our principal European executive and administrative offices are located in a 22,500 square foot leased office facility in Dublin, Ireland. Our principal executive and administrative offices for North and South America are located in a 11,300 square foot leased facility in San Mateo, California. We also have offices for development, sales and marketing personnel which total an aggregate of approximately 11,700 square feet in Frankfurt, Germany; Miami, Florida; Austin, Texas; and Princeton, New Jersey.

Item 3. Legal Proceedings

   From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. For example, in September 1999, a former employee filed a complaint against us alleging wrongful termination and breach of contract. While we believe this claim is without merit, we cannot predict the outcome of this dispute. Neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings which could have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition and results of operations.

   We are involved from time to time in disputes with respect to our intellectual property rights and the intellectual property rights of others. Pending and future litigation involving our business, whether as plaintiff or defendant, regardless of outcome, may result in substantial costs and expenses to our business and significant diversion of effort by our technical and management personnel. In addition, litigation, either instituted by or against our business, may be necessary to resolve issues that may arise from time to time in the future. Furthermore, our efforts to protect our intellectual property through litigation may be unable to prevent duplication of our technology or products. Any such litigation could have a material adverse effect upon our business, financial condition or results of operations.

   There has been substantial litigation in the technology industry regarding rights to intellectual property, and our business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties' intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on our business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

Item 4. Control of Registrant

   The following table sets forth certain information known to us with respect to beneficial ownership of our ADSs as of January 31, 2000 by (i) each shareholder known to us to be the beneficial owner of more than ten percent of any class of our registered voting securities and (ii) all of our executive officers and directors as a group. To our knowledge we are not directly or indirectly owned or controlled by any corporation or by any foreign government.

                                                           Equivalent American
                                                            Depositary Shares
                                                          Beneficially Owned(1)
                                                          ---------------------
                    Beneficial Owner                        Number   Percent(2)
                    ----------------                      ---------- ----------
John F. McGuire (3)(4)...................................  9,300,017    17.7%
Cyril P. McGuire (3)(5)..................................  9,300,017    17.7
Instove Limited (6)......................................  7,701,466    15.3
Officers and directors as a group (13 persons) (7)....... 24,141,938    45.9

--------
(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, we believe that the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Securities subject to options or warrants that are currently exercisable or exercisable within 60 days after January 31, 2000 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.

(2) Percentage ownership is calculated based on 50,281,444 equivalent ADSs issued and outstanding at January 31, 2000 in accordance with the formula in footnote 1 above.
(3) Jayness Limited and Vanspur Limited, which are owned by two Jersey discretionary trusts, Jayness Trust and Vanspur Trust, have the option to acquire up to 2,890,750 equivalent ADSs, representing approximately 5.6% of the equivalent ADSs, currently owned by John McGuire and have the option to acquire up to 2,890,750 equivalent ADSs, representing approximately 5.6% of the equivalent ADSs, currently owned by Cyril McGuire. Neither John McGuire, Cyril McGuire nor any of their family members are trustees or beneficiaries of these trusts and John and Cyril McGuire disclaim any beneficial interest in the securities held by Jayness Limited, Vanspur Limited or the trusts. For shares held by Instove Limited, see note (6) below.
(4) Includes 133,333 equivalent ADSs subject to options that are exercisable currently or within 60 days of January 31, 2000.
(5) Includes 133,333 equivalent ADSs subject to options that are exercisable currently or within 60 days of January 31, 2000.
(6) Equivalent ADSs are held by Instove Limited, which in turn is owned by two Jersey discretionary trusts, Hacke Trust and Belte Trust. Neither John McGuire nor Cyril McGuire nor any of their family members are trustees or beneficiaries of these trusts, but the trustees may, in their sole discretion, select any beneficiaries. John McGuire and Cyril McGuire both disclaim any beneficial interest in the equivalent ADSs held by Instove Limited or the trusts.
(7) Includes 659,995 equivalent ADSs subject to options that are exercisable currently or within 60 days of January 31, 2000.

Item 5. Nature of Trading Market

   On September 24, 1999, we consummated a public offering in the U.S. of 5,800,000 ordinary shares, represented by 5,800,000 (pre-split) American Depositary Shares, or ADSs. On October 26, we sold an additional 870,000 ordinary shares, represented by 870,000 (pre-split) ADSs pursuant to an option granted to the underwriters in the offering to cover over-allotments. After giving effect to a two-for-one ADS split on March 21, 2000, each ordinary share equals two equivalent ADSs. As of April 26, 2000, there were 97 holders of record of the ordinary shares.

   Our ADSs are listed and principally traded on the Nasdaq National Market under the symbol TTPA, where the prices are expressed in U.S. dollars, and on the Neuer Markt segment of the Frankfurt Stock Exchange in Germany under the symbol TTP, where the prices are expressed in euro. The ADSs are represented by American Depositary Receipts, or ADRs, which are issued by the Bank of New York, the Depositary. The table below presents, for the periods indicated, (i) the high and low closing sales prices quoted in euro for the ADSs on the Neuer Markt and (ii) the high and low closing sales prices quoted in U.S. dollars for the ADSs on the Nasdaq National Market.

                                        Price per ADS on     Price per ADS
                                             Nasdaq                on
                                        National Market       Neuer Markt
                                        ---------------- ----------------------
                                         High $   Low $   High euro   Low euro
                                        -------- ------- ----------- ----------
Year ended January 31, 2000
  Third quarter (from September 24,
   1999)............................... $   8.81   $6.00 (Euro) 8.48 (Euro)5.75
  Fourth quarter.......................   $31.69   $8.75 (Euro)32.80 (Euro)8.35

The Frankfurt Stock Exchange and the Neuer Markt

   The Frankfurt Stock Exchange is the most significant of the eight German stock exchanges and accounted for approximately 80% of the turnover in traded shares in Germany in 1999. The aggregate annual turnover of the Frankfurt Stock Exchange in 1999 of approximately DM 7.975 trillion for both equity and debt instruments, made it the fourth largest stock exchange in the world behind the New York Stock Exchange, London and

Tokyo in terms of turnover. The calculation of the aggregate annual turnover of the Frankfurt Stock Exchange is based on the Frankfurt Stock Exchange's practice of separately recording the sale and purchase components involved in any trade. As of December 31, 1999, the equity securities of 3,265 corporations, including more than 2,000 foreign corporations, were traded on the Frankfurt Stock Exchange.

   The Neuer Markt segment of the Frankfurt Stock Exchange is a new trading segment that was launched in March 1997. It is designed for innovative, small to mid-size companies in high growth industries or in traditional industries that have an international orientation and that are willing to provide active investor relations. The Frankfurt Stock Exchange requires that the issuer make a presentation, and it may reject the issuer if it considers the issuer inappropriate for the Neuer Markt. Issuers are requested to provide investors on an ongoing basis with information such as annual and quarterly reports, including cash flow statements, and a corporate action timetable. This information is required to be submitted in English and German as well as in electronic form, thus enabling the stock exchange to disseminate corporate information over the Internet page entitled "Company Information" at http://www.neuer-markt.de.

Trading on the Neuer Markt

   Trading of shares listed on the Neuer Markt takes place on the floor of the stock exchange, but is computer-aided. Shares listed on the Neuer Markt can also be traded on a computer-aided system called Xetra. Trading takes place on every business day between 9:00 a.m. and 5:30 p.m., Frankfurt time. Trading within the Xetra system is done by banks and brokers who have been admitted to trading on at least one of Germany's stock exchanges. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations.

   Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets off the Frankfurt Stock Exchange. Price formation is determined by open bid by state-appointed specialists who are themselves exchange members, but who do not, as a rule, deal with the public. Prices of shares traded on the Neuer Markt are displayed continuously during trading hours. At the half-way point of each trading day, a single standard quotation is determined for all shares. The members' association of the Frankfurt Stock Exchange publishes a daily list of prices which contains the standard prices of all traded securities, as well as their highest and lowest quotations during the past year.

   Transactions on the Frankfurt Stock Exchange, including transactions within the Xetra system, are settled on the second business day following trading. Transactions off the Frankfurt Stock Exchange for large volumes or if one of the parties is foreign are generally also settled on the second business day following trading, unless the parties have agreed upon a different date. Following an amendment to the conditions of German banks for securities trading, customers' orders to buy or sell listed securities must be executed on a stock exchange, unless the customer instructs otherwise. Trading can be suspended by the Frankfurt Stock Exchange if orderly stock exchange trading is temporarily endangered or if a suspension is in the public interest.

   A specific feature of the Neuer Markt is the introduction of the obligatory designated sponsor. The designated sponsor is an entity admitted for trading at the Frankfurt Stock Exchange which provides additional liquidity by quoting prices for the buying and selling of shares on request. Each issuer on the Neuer Markt has to nominate at least two designated sponsors which will not only ensure that there is sufficient liquidity for its shares, but also serve as consultants on all stock market related matters for the issuer.

   Trading on German stock exchanges is monitored by regulatory agencies including the Federal Supervisory Office for Securities Trading.

   The Neuer Markt is still a relatively new market. Therefore, an active trading market for the ADSs may not develop on the Neuer Markt or the Neuer Markt may experience problems in settlement or clearance as trading develops. Any delays or problems could adversely affect the market price of the ADSs. Persons proposing to trade the ADSs on the Neuer Markt should inform themselves about the potential costs of trading on this market.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders

Exchange Control Regulations

   Republic of Ireland. Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of the Republic of Ireland dealing in domestic securities which includes shares or depositary receipts of Irish companies such as us and dividends and redemption proceeds are freely transferable to non-resident holders of the securities.

   The Financial Transfers Act, 1992 of Ireland was enacted in December 1992. This act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between the Republic of Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this act prohibit any financial transfer to or by the order of or on behalf of residents of the Federal Republic of Yugoslavia, reconstituted in 1991 as Serbia and Montenegro, or Iraq unless permission for the transfer has been given by the Central Bank of Ireland.

   We do not anticipate that Irish exchange controls or orders under the Financial Transfers Act, 1992 will have a material effect on our business.

   For the purposes of the orders relating to Iraq and the Federal Republic of Yugoslavia, reconstituted in 1991 as Serbia and Montenegro, a resident of those countries is a person living in these countries, a body corporate or entity operating in these countries and any person acting on behalf of any one of these persons.

   Any transfer of, or payment for, an ordinary share or ADS involving the government of any country which is currently the subject of United Nation sanctions, any person or body controlled by any government or country under United Nations sanctions, or any person acting on behalf of these governments or countries, may be subject to restrictions required under these sanctions as implemented into Irish law. Angola is currently the subject of United Nation sanctions.

   Federal Republic of Germany. At present, the Federal Republic of Germany does not restrict the export or import of capital, except for investments in countries such as Iraq and Libya as required by resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany, a resident, must report to the German Federal Central Bank, subject only to several immaterial exceptions, any payment received from or made to an individual or a corporation resident outside Germany, or a non-resident, if a payment exceeds DM 5,000 or the equivalent in a foreign currency. In addition, residents must report any claims against or any liabilities payable to non-residents if these claims or liabilities, in the aggregate, exceed DM 3 million or the equivalent in a foreign currency during any one month.

   Furthermore, residents must periodically report investments which it may make in a non-resident enterprise if at least 10% of the share capital or of the voting rights of the non-resident enterprise is attributable to the resident or any of its non-resident affiliates. However, this reporting requirement does not apply if the total assets of the non-resident enterprise do not exceed DM 1.0 million or, if less than 50% of the share capital or voting rights of the non-resident enterprise are attributable to the resident or any of its non-resident affiliates, do not exceed DM 10.0 million.

   A non-resident affiliate is a non-resident entity of which more than 50% of the share capital or voting rights are attributable to a resident. Moreover, enterprises resident in Germany must periodically report investments which are made in them if at least 10% of the share capital or of the voting rights of the resident enterprise are attributable to one or more non-residents or any of their resident affiliates. However, this reporting requirement does not apply if the total assets of the resident enterprise do not exceed DM 1.0 million or, if less than 50% of the share capital or voting rights of the resident enterprise are attributable to one or more non-residents or any of their resident affiliates, do not exceed DM 10.0 million. A resident affiliate is a resident entity of which more than 50% of the share capital or voting rights are attributable to a non-resident.

Dividends

   Shareholders are entitled to receive dividends as may be recommended by the board of directors and approved by our shareholders or any interim dividends the board of directors may decide to pay. No dividends have been paid on the ordinary shares in any of the five fiscal years immediately preceding the date of this Form 20-F. We currently intend to retain future earnings, if any, to fund the development and growth of our business.

   Under Irish law, we may only pay dividends out of profits legally available for that purpose. Available profits are defined as our accumulated realized profits, to the extent not previously distributed or capitalized, less our accumulated realized losses, to the extent not previously written off in a reduction or reorganization of capital. In addition, we may make a distribution only if and to the extent that, at the time of the distribution, the amount of our net assets is not less than the aggregate of our paid up share capital and undistributable reserves.

   If in the future dividends are, subject to Irish law, approved by our board or by our shareholders, the dividends will be paid to the persons who hold our securities on the date determined by our board. However, under our articles of association, our directors may resolve that we will not be required to pay dividends to a shareholder who has not claimed these dividends within twelve years of their declaration if resolved by the board of directors. Unclaimed dividends will be used by us as decided by our board of directors.

Irish Mergers and Competition Legislation and Other Anti-Takeover Provisions

   Irish Mergers and Competitive Legislation. Irish law requires prospective purchasers of our voting securities to provide advance notice of an acquisition of our shares to the minister for Enterprise, Trade and Employment of Ireland if, after an acquisition, that person would control more than 25% of our voting securities and specific financial thresholds are exceeded. Subject to several exceptions, the person must also notify the minister of any subsequent acquisition of voting securities. Under Irish law, title to the shares concerned will not pass unless either clearance for an acquisition is obtained from the minister or the prescribed statutory period following notification of the acquisition lapses without the minister having made an order.

   In addition, under Irish competition legislation, proposed mergers and acquisitions which might be anti-competitive in nature may require prior notification to, and approval of, the Irish Competition Authority. Further, third parties may file a complaint with the Irish Competition Authority or institute court proceedings seeking relief, including injunctions and exemplary damages, for a merger or acquisition which would be prohibited under the relevant legislation.

   For purposes of the Irish mergers and competition legislation described above, the acquisition of ADSs would generally be treated in the same manner as an acquisition of ordinary shares.

   Provisions of our Memorandum and Articles of Association Concerning
Control. Several provisions of our memorandum and articles of association, which are described in these paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for the ADSs.

   German Antitakeover Law. In compliance with the admission regulations of the Neuer Markt segment of the Frankfurt Stock Exchange, we have adopted the takeover code recommended by the Stock Exchange Expert Commission at the German Federal Ministry of Finance. This takeover code, while not having the force of law, is complied with by those companies listed on the Neuer Markt segment of the Frankfurt Stock Exchange which acknowledge it.

Enforcement of Civil Liabilities under United States Federal Securities Laws

   We are a public limited company incorporated under the laws of the Republic of Ireland. Several of our directors and officers, and experts named in this Form 20-F are non-residents of the United States, and these persons and a significant portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or to enforce against them in U.S. courts judgments predicated upon the civil liability provisions of the laws of the United States, including the federal securities laws. We have been advised by A&L Goodbody, Solicitors, our Irish corporate counsel, that there is doubt regarding the enforceability against these persons in the Republic of Ireland, whether in original actions or in actions for the enforcement of judgments in U.S. courts, of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws.

Item 7. Taxation

   The following is a general summary of important tax considerations derived from the laws of the Republic of Ireland, Germany and the federal law of the United States relating to the purchase, ownership and disposition of ADSs or ordinary shares by U.S. holders, German holders and Irish holders. For the purposes of this discussion, a U.S. holder means an individual citizen or resident of the United States for U.S. federal income tax purposes, a corporation or partnership created or organized under the laws of the United States, or any of the states comprising the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, the administration of which is subject to the primary supervision of a court within the United States and regarding which one or more U.S. persons have the authority to control all substantial decisions of the trust. For purposes of this discussion, a German holder means an individual with his residence or usual place of stay in Germany as well as a corporation with its registered seat or management in Germany, or permanent establishment in Germany, which is maintained by a shareholder not subject to unlimited tax liability or is usually at the shareholder's disposal, and an Irish holder means any person who is a resident or is ordinarily resident in Ireland or who is carrying on a trade in Ireland through a branch or agency.

   This summary is of a general nature only and does not discuss all aspects of Irish, German and U.S. taxation that may be relevant to a particular investor. In particular, the following summary does not address the tax treatment of U.S. holders or Irish holders who own, actually or constructively, 10% or more of our outstanding voting stock. Nor does this summary address classes of U.S. holders, such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax and persons who do not hold ADSs as capital assets. These particular investors not addressed in this summary may be subject to special rules.

   The statements of Irish, German and U.S. tax laws described below are based on the laws in force and as interpreted by the relevant taxation authorities as of April 13, 2000 and are subject to any changes in Irish, German or U.S. law, or in the interpretation of these laws by the relevant taxation authorities, or in the double taxation conventions among any two of the Republic of Ireland, Germany and the United States occurring after that date. The discussion regarding Irish taxation matters is based on the various Irish taxes acts, finance acts and other relevant legislation, judicial decisions, statements of practice and revenue practices in force at this time, all of which are subject to change, possibly with retrospective effect. The discussion regarding U.S. federal income taxation matters is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed U.S. treasury regulations promulgated under the U.S. code and administrative and judicial interpretations of the U.S. code, all as in effect as of April 13, 2000 and all of which are subject to change, possibly with retroactive effect.

   On January 11, 2000, the German Federal Ministry of Finance published the draft "Business Tax Reform and Tax Reduction Act," or the "Draft Bill". Most of the proposed changes will be implemented with effect from January 1, 2001.

   According to the Draft Bill, the current split rate of corporate income tax will be replaced by a flat tax rate of 25%. The top marginal personal income tax rate on ordinary income of currently 51% will be reduced--over several years--to 45% by 2005. Trade tax and solidarity surcharge will remain unchanged. The cornerstone of the Draft Bill is a fundamental reform of the structure of German business taxation, including the transfer from the current corporate full imputation tax system to a system referred to as "Half Income System" as well as an option for partnerships to be treated as corporations for tax purposes. Other notable changes include an unconditional participation exemption for capital gains on the disposition of shares by a corporation which will come into effect on January 1, 2002.

   The German Federal Government adopted the Draft Bill on February 9, 2000 with only a few changes. It will now be submitted to the German Federal Parliament and, after having passed the German Federal Parliament, to the German Federal Council of States. The proposed changes are put into parentheses in the following sections:

Our Taxation

   German Taxation. The tax treatment of ADSs includes some unresolved questions, since ADSs are comparatively new instruments in Germany. Therefore no court decisions or letters of the fiscal authorities exist in Germany dealing with special questions of ADSs.

   For purposes of German law, ownership of the ADSs is not considered legal ownership of the underlying ordinary shares. However, the economic and other rights associated with owning ADSs are similar to those associated with owning the underlying ordinary shares directly. Therefore, there are no tax benefits associated with, and in principal no differences regarding the German tax treatment of dividends or capital gains resulting from, holding ADSs instead of ordinary shares.

Taxation of Dividends

   Republic of Ireland Taxation. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Should we begin paying dividends, unless exempted, all dividends paid by us will be subject to Irish withholding tax at the rate of 22%. An individual holder of ordinary shares resident in a relevant territory, being a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union other than Ireland, will be exempt from withholding tax provided he makes the requisite declaration. Corporate holders of ordinary shares ultimately controlled by residents of a relevant territory or the principal class of shares of which, or of a 75% parent, is traded on a stock exchange in a relevant territory will be exempt from withholding tax provided the appropriate declaration is made. Corporate holders of ordinary shares resident in a relevant territory which are not controlled by Irish residents and corporate holders wholly owned by two or more companies, the shares of each of which are traded on a stock exchange in a relevant territory will be exempt from withholding tax provided that the appropriate declaration is made. A holder of ADRs will be exempt from withholding tax if it is beneficially entitled to the dividend and if its address on the register of ADRs maintained by the depositary is in the United States. Additionally, the depositary must be authorized by the Irish Revenue Commissioners as a qualifying intermediary for this exemption to apply. Where such a withholding is made it will satisfy the liability to Irish tax of the shareholder except in circumstances where an Irish resident or ordinarily resident individual holder of ordinary shares may have an additional liability.

   A charge to Irish social security taxes and other levies can arise for individuals. An individual who is neither resident nor ordinarily resident in Ireland can only incur this liability if that individual also carries on a trade or profession in Ireland. However, under the social welfare agreement between Ireland and the United States, an individual who is liable for U.S. social security contributions can normally claim an exemption from these taxes and levies.

   United States Taxation. For U.S. federal income tax purposes, the gross amount, which includes the amount of the tax credit described below, of any dividend paid, to the extent of our current or accumulated earnings and profits as determined based on U.S. tax principles, will be included in a U.S. holder's gross income and treated as foreign source dividend income. These dividends will not be eligible for the dividends received deduction allowed to U.S. corporations. The amount of any distribution that exceeds earnings and profits will be treated first as a nontaxable return of capital, reducing the U.S. holder's basis in its shares, and then as capital gain. The amount includable in income will be the U.S. dollar value of the payment based on the exchange rate on the date of payment regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency fluctuations during the period from the date any dividend is paid to the date the payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

   The U.S. Internal Revenue Service, has ruled privately that a U.S. holder will be eligible for a U.S. foreign tax credit under Article XIII of the 1949 Convention for the Irish tax imposed on a dividend paid by an Irish company. The same result should occur under the 1997 Convention. Although private letter rulings are not binding authority and are directed only to the taxpayer who requests them, they are considered persuasive in determining the position of the IRS. The amount of the allowable credit is likely to be determined by applying a statutorily defined formula. To the extent that any distribution is made by us out of profits taxed in the Republic of Ireland at the standard rate, the allowable tax credit amount should be equal to 11/89ths of the net distribution. To the extent that the distribution is paid out of profits taxable in the Republic of Ireland at the reduced 10% rate, the allowable tax credit amount should be equal to 1/18th of the net distribution.

   If the U.S. holder is a U.S. partnership, trust or estate, the allowable tax credit amount will be available only to the extent that the income derived by the partnership, trust or estate is subject to U.S. tax as the income of a resident either in its hands or in the hands of its partners or beneficiaries.

   German Taxation. Dividends paid on ordinary shares or ADSs held as German business assets are subject to trade tax. German holders of at least 10% ordinary shares might benefit from a participation exemption for trade tax purposes.

   Profits distributed by us are subject to German income or corporation tax, if they are paid to:

  (a) a shareholder or ADS holder subject to unlimited tax liability, including individuals with their residence or usual place of stay in Germany as well as corporations with their registered seat or management in Germany, or

  (b) a permanent establishment in Germany which is maintained by a shareholder not subject to unlimited tax liability or is usually at the shareholder's or ADS holder's disposal.

   These dividend payments are subject to German corporation tax at the rate of 40% (25%) or the German progressive income tax, in each case plus a solidarity surcharge of 5.5%. Profits transferred after the deduction of taxes as described in clause (b) are not subject to withholding tax. Holders of at least 10% ordinary shares might benefit from a participation exemption for corporation tax purposes. (Pursuant to the Draft Bill, it is planned that dividends were tax exempt without any holding periods or participation ratios, provided that they are derived by a corporation, effective January 1, 2001. However, 5% of the dividend amount which are deemed to be non tax-deductible business expenses under current law will still be treated as non tax-deductible.)

   If withholding tax is levied in Ireland on dividend distributions paid by us, Irish withholding tax in an amount of 18% can be credited against that portion of the German income or corporation tax attributable to the dividend payment. It is, however, unclear regarding whether ADSs holders may avail themselves of this tax credit because only the legal shareholder typically has the right to take a credit for foreign withholding tax. If the withholding tax amount actually withheld exceeds the German income tax attributable to the dividend payment, the tax credit is restricted to the latter amount. Instead of the tax credit, the withholding actually withheld may be deducted from taxable income.

   German holders who are individuals may, as of the year 2000, claim a tax-exempt amount for income from capital assets of DM3,000 or, for married couples filing a joint income tax return, DM 6,000. These German holders can also deduct from their dividend income costs resulting from the purchase, custody and ownership of the ordinary shares or ADSs, in particular the fees of custody and refinancing. These costs may, without evidence, be deducted for tax purposes from the profits from dividends, to the amount of DM100 per year or DM200 in the case of married couples filing a joint income tax return.

Taxation of Capital Gains

   Republic of Ireland Taxation. A person who is not an Irish holder will not be subject to Irish capital gains tax on the disposal of ordinary shares or ADSs provided that the ordinary shares or ADSs are quoted on a recognized stock exchange. Nasdaq and the Neuer Markt are recognized stock exchanges. Irish holders will be liable to Irish tax on capital gains arising on the disposal of the ordinary shares or ADSs. The capital gain will generally be calculated by reference to the difference between the purchase price and the sale price of the ordinary shares or ADSs. The usual indexation relief and other reliefs and allowances may be available in computing the liability of the shareholder.

   United States Taxation. Subject to the discussion of passive foreign investment companies, or PFICs, below, a U.S. holder's sale or exchange of ADSs generally will result in the recognition of capital gain or loss by the U.S. holder in an amount equal to the difference between the amount realized and the U.S. holder's tax basis in the ADSs sold. Gain or loss realized on the sale of ADSs by non-corporate U.S. holders will be subject to a maximum rate of U.S. federal income tax of 20%, provided the ADSs were held for more than 12 months as capital assets. In general, any capital gain or loss recognized by a U.S. holder upon the sale or exchange of ADSs will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations. A U.S. holder's tax basis in its ADSs will generally be the purchase price paid for its ADSs by the U.S. holder. A U.S. holder that is liable for both Irish and U.S. tax on gain on the disposal of the ordinary shares will generally be entitled, subject to limitations and under the 1997 Convention, to credit the amount of Irish capital gains or corporate tax paid for the gain on the sale against the U.S. holder's U.S. federal income tax liability for this gain.

   German Taxation. Capital gains realized from the sale of ordinary shares or ADSs which were held as business assets by a German holder are subject to taxation without any special regulations. The conversion of ADSs into ordinary shares should not be a taxable event for German tax purposes. The conversion should qualify as a replacement of the sole economic against the legal and economic ownership. There are no German tax court decisions addressing the exchange or conversion of foreign depositary receipts into foreign shares.

   Capital gains deriving from the sale of ordinary shares or ADSs held as private assets are only subject to taxation if:

  (a) the sale takes place within one year of purchase or, after this period has expired, the holder had, at any time during the five years preceding the sale, a participation of at least 10% (1%) directly or indirectly in the case of ADSs, in us, or

  (b) the ordinary shares or ADSs were received in return for a tax privileged contribution in kind.

   The conversion of ADSs into ordinary shares should not be a taxable event in either case, although there are some uncertainties regarding German tax treatment of the conversion by private individuals as described above.

Passive Foreign Investment Company Considerations

   We will be classified as a PFIC for U.S. federal income tax purposes if we satisfy either of the following two tests:

  (a) 75% or more of our gross income for the taxable year is passive income, or

  (b) on average for the taxable year, 50% or more of the value of our assets produce or are held for the production of passive income.

   We do not believe that we satisfy either of the tests for PFIC status. We also do not believe that we will satisfy either of the tests for PFIC status immediately after completion of this offering. If we are a PFIC for any taxable year, a U.S. holder would be required to

  (a) pay an interest charge together with tax calculated at maximum ordinary income rates on any "excess distribution", which is defined to include gain on a sale or other disposition of ADSs,

  (b) if a qualified electing fund election is made by the U.S. holder, to include in their taxable income enumerated undistributed amounts of our income, or

  (c) if an election is made by the U.S. holder to mark our shares to market, to include as ordinary income each year the excess, if any, of the fair market value at the end of the year of our shares held by the U.S. holder over its adjusted basis in the shares, and to recognize additional gain, if any, on the sale or other disposition of the shares as ordinary income for that year. The U.S. holder will be allowed to claim a deduction as an ordinary loss for the excess, if any, of the adjusted basis of the shares over their fair market value at the end of the year or over their final sale or disposition price, to the extent of the net amount of previously included income resulting from the mark to market election. The U.S. holder's basis in our ordinary shares will be adjusted to reflect any income or less amounts.

   Each U.S. holder should consult his own tax advisor regarding the advisability of making the qualified electing fund election mentioned in paragraph (b) above.

U.S. Information Reporting and Backup Withholding

   Any dividends paid, or proceeds on a sale of, ADSs to or by U.S. holders may be subject to U.S. information reporting, and the 31% U.S. backup withholding tax may apply unless the holder (1) is an exempt recipient, or (2) provides a U.S. taxpayer identification number, certifies that no loss of exemption from backup withholding has occurred and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or credit against the U.S. holder's U.S. federal income tax, provided the required information is furnished to the U.S. IRS.

Irish Capital Acquisition Tax and Probate Tax

   A gift or inheritance of ordinary shares or ADRs will be within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. The capital acquisitions tax is charged at a rate of 20% on the taxable value of the gift or inheritance above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits within the charge to the capital acquisitions tax and the relationship between the former holder and the successor. Gifts and inheritances between spouses are not subject to the capital acquisitions tax. There is also a probate tax which is charged at 2% on the value of the estates of deceased persons which exceed a specified threshold. To the extent that they pass under a will or outside of a will, ordinary shares or ADRs would be within the charge to this tax.

   The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited, in whole or in part, against tax payable in the United States, in the case where an inheritance of ordinary shares or ADRs is subject to both Irish capital acquisitions tax and US federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

Irish Stamp Duty

   It is assumed for the purpose of this paragraph that ADRs are dealt in on a stock exchange in the United States recognized by the Irish taxing authorities. Under current Irish law, no stamp duty will be payable on the acquisition of ADRs by persons purchasing ADRs or on any subsequent transfer of an ADR. A transfer of ordinary shares, including transfers effected through CREST, wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will attract duty at the rate of 1% of the consideration given or, in the case of a gift or where the purchase price is inadequate or unascertainable, on the market value of the ordinary shares. Transfers of ordinary shares which are not liable to duty at the rate of 1%, such as transfers under which there is no change in beneficial ownership, may attract a fixed duty of IR(Pounds)10.

   The transfer by a holder to the depositary or custodian of ordinary shares for deposit in return for ADRs and a transfer of ordinary shares from the depositary or custodian in return for the surrender of ADRs will be stampable at the rate of 1% if the transfer of the ordinary shares relates to a sale or contemplated sale or any other change in the beneficial ownership under Irish law of the ordinary shares. If, however, the transfer of the ordinary shares is a transfer under which there is no change in the beneficial ownership under Irish law of the ordinary shares being transferred, a fixed duty of IR(Pounds)10 may be payable on the transfer.

   The person accountable for payment of stamp duty is the recipient or, in the case of a transfer by way of a gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to interest, penalties and fines.

   The Irish Revenue Commissioners are prepared to exempt from Irish stamp duty the transfer of ADRs dealt in on the Neuer Markt as long as the ADRs are also dealt in on the Nasdaq National Market.

Other Taxes in Germany

   Wealth Tax. At present, for assessment periods as of January 1, 1997, there is no wealth tax levied in Germany.

   Inheritance and Gift Tax. The transfer of ordinary shares or ADSs to another person as a gift or due to death is only subject to German inheritance and gift tax if:

  (a) the former holder, or the new holder has, at the time of the passing of the assets, his residence or usual place of stay in Germany or before this time has been a German citizen not living abroad for more than five years, without having a residence in Germany, or

  (b) the ordinary shares or ADSs were part of the former holder's business assets, for which a permanent establishment was maintained in Germany or a permanent representative was commissioned.

   Other Taxes. If a purchase, sale or other alienation of ordinary shares or ADSs is executed, no German capital transfer, tax, sales tax, stamp duty or similar tax will be incurred.

   Real estate transfer tax may be incurred if 95% of the ordinary shares or ADSs are transferred to one shareholder or if there is a unification of 95% of the ordinary shares or ADSs at the level of a shareholder, provided we or one of our direct or indirect subsidiaries hold German real estate.

Item 8. Selected Financial Data

   The following selected consolidated statements of operations data for the years ended January 31, 1998, 1999 and 2000 and the consolidated balance sheet data at January 31, 1998, 1999 and 2000 are derived from our consolidated financial statements, which have been audited by Ernst & Young and are included in this Form 20-F. The selected consolidated statements of operations data for the years ended January 31, 1996 and 1997 and the consolidated balance sheet data at January 31, 1996 and 1997 are derived from our audited consolidated financial statements which are not included in this Form 20-F. This table should be read in conjunction with our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 20-F.

                                          Year Ended January 31,
                          ----------------------------------------------------------
                             1996        1997        1998        1999        2000
                          ----------  ----------  ----------  ----------  ----------
                           (in thousands of U.S. dollars, except share and per
                                               share data)
Consolidated Statement
 of Operations Data:
Revenue:
  Product...............  $    4,355  $    8,235  $   10,824  $   14,554  $   18,457
  License...............         738       1,359       4,101       4,477       9,158
  Service...............       1,478       2,496       1,721       2,002       2,629
                          ----------  ----------  ----------  ----------  ----------
   Total revenue........       6,571      12,090      16,646      21,033      30,244
                          ----------  ----------  ----------  ----------  ----------
Cost of revenue:
  Product...............       3,637       6,080       8,352      10,851      12,034
  License...............          27         132         334         648       2,981
  Service...............         478         857       1,008       2,414       2,242
                          ----------  ----------  ----------  ----------  ----------
   Total cost of
    revenue.............       4,142       7,069       9,694      13,913      17,257
                          ----------  ----------  ----------  ----------  ----------
  Gross margin..........       2,429       5,021       6,952       7,120      12,987
Operating expenses:
  Research and
   development..........         557       1,170       1,729       3,676       8,892
  Sales and marketing...       1,019       1,783       2,474       5,921       8,849
  General and
   administrative.......       1,087       1,951       2,530       4,347       7,336
  Stock compensation....         --          --          --          --        2,068
                          ----------  ----------  ----------  ----------  ----------
   Total operating
    expenses............       2,663       4,904       6,733      13,944      27,145
                          ----------  ----------  ----------  ----------  ----------
Income (loss) from
 operations.............        (234)        117         219      (6,824)    (14,158)
Interest income
 (expense), net.........          58          25          18         272       1,208
Exchange gain (loss),
 net....................         (32)        (69)        (12)       (321)        842
                          ----------  ----------  ----------  ----------  ----------
Income (loss) before
 provision for income
 taxes..................        (208)         73         225      (6,873)    (12,108)
Provision for income
 tax....................          (2)         (3)        (50)        --           (3)
                          ----------  ----------  ----------  ----------  ----------
Net income (loss).......  $     (210) $       70  $      175  $   (6,873) $  (12,111)
                          ==========  ==========  ==========  ==========  ==========
Basic net income (loss)
 per equivalent ADS.....  $    (0.01) $     0.00  $     0.01  $    (0.21) $    (0.31)
                          ==========  ==========  ==========  ==========  ==========
ADSs used in computation
 of basic net income
 (loss) per equivalent
 ADS....................  30,595,930  30,595,930  31,376,670  32,315,662  38,619,928
                          ==========  ==========  ==========  ==========  ==========
Diluted net income
 (loss) per equivalent
 ADS....................  $    (0.01) $     0.00  $     0.01  $    (0.21) $    (0.31)
                          ==========  ==========  ==========  ==========  ==========
ADSs used in computation
 of diluted net income
 (loss) per equivalent
 ADS....................  30,595,930  30,595,930  31,498,322  32,315,662  38,619,928
                          ==========  ==========  ==========  ==========  ==========

                                                      January 31,
                                          -------------------------------------
                                           1996   1997   1998   1999     2000
                                          ------ ------ ------ -------  -------
                                             (in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents................ $2,100 $1,899 $  272 $ 1,691  $10,862
Marketable securities....................    --     --     --    7,178   48,830
Working capital..........................  1,223  1,541  1,449   9,437   57,803
  Total assets...........................  4,289  6,330  7,003  20,261   74,295
Long-term obligations, less current
 portion.................................    157    432    546     935    1,127
Redeemable preference shares.............    283    --     --   17,760      --
  Total shareholders' equity (net capital
   deficiency)...........................  1,052  1,739  1,642  (4,700)  61,116

   See note 11 of notes to consolidated financial statements for an explanation of the method used to calculate basic and diluted net income (loss) per equivalent ADS. Basic and diluted net income (loss) have been calculated after giving effect to a two-for-one ADS split effected on March 21, 2000. As a result of the two-for-one ADSs split, each ordinary share equals two equivalent ADSs.

Exchange rate information

   A significant portion of our revenues and expenses is denominated in currencies other than U.S. dollars. We do not currently anticipate paying any dividends to shareholders. However, any dividends declared by us would be in the currency determined by our directors at the time they are declared, and exchange rate fluctuations would affect the U.S. dollar equivalent of any cash dividend received by holders of ADSs that is paid in a currency other than U.S. dollars.

   The Maastricht Treaty, to which each of the Republic of Ireland and the Federal Republic of Germany is a signatory, provided that on January 1, 1999, the euro became legal tender in those member states of the European Monetary Union that satisfied the convergence criteria stated in the Maastricht Treaty and so elected to adopt the euro as its legal tender, including Ireland and Germany. The conversion rate between the Irish pound, which will continue to have legal tender status through a transition period ending June 30, 2002, at the latest, and the euro was fixed by the Council of the European Union at IR(Pounds)0.787564. The conversion rate between the Deutsche mark, which will continue to have legal tender status through a transition period ending June 30, 2002, at the latest, and the euro was fixed by the Council of the European Union at DM 1.95583.

   On December 31, 1998, the Federal Reserve Bank of New York discontinued the quotation of noon buying rates for currencies now denominated in euro, including Irish pounds and Deutsche marks.

   Prices quoted for the ADSs on the Neuer Markt are quoted in euro. Prices quoted for the ADSs on the Nasdaq National Market are quoted in U.S. dollars.

Irish Pounds

   The table below presents, for the periods and dates indicated, information concerning the noon buying rates for the Irish pound expressed in Irish pounds per US$1.00. The information below the caption "Period Average" represents the average of the noon buying rates on the last business day of each full calendar month during the relevant period. No representation is made that the Irish pound or U.S. dollar amounts referred to below could be or could have been converted into U.S. dollars or Irish pounds at any particular rate or at all.

     Fiscal Year Ended                                                                Period
     January 31,                    High             Low         Period Average        End
     -----------------        ---------------- ---------------- ---------------- ----------------
     1995.................... IR(Pounds)0.7132 IR(Pounds)0.6198 IR(Pounds)0.6597 IR(Pounds)0.6404
     1996....................           0.6487           0.6033           0.6220           0.6390
     1997....................           0.6445           0.5915           0.6212           0.6287
     1998....................           0.7731           0.6218           0.6720           0.7315
     1999 (through December
      31, 1998)..............           0.7391           0.6443           0.7004           0.6709

Deutsche Marks

   The table below presents, for the periods and dates indicated, information concerning the noon buying rates for the Deutsche mark expressed in Deutsche marks per US$1.00. The information below the caption "Period Average" represents the average of the noon buying rates on the last business day of each full calendar month during the relevant period. No representation is made that the Deutsche mark or U.S. dollar amounts referred to below could be or could have been converted into U.S. dollars or Deutsche marks, at any particular rate or at all.

                                                               Period   Period
     Fiscal Year Ended January 31,            High     Low    Average    End
     -----------------------------          -------- -------- -------- --------
     1995.................................. DM1.7627 DM1.4920 DM1.5938 DM1.5232
     1996..................................   1.5362   1.3565   1.4233   1.4895
     1997..................................   1.6485   1.4450   1.5192   1.6362
     1998..................................   1.8810   1.6399   1.7557   1.8315
     1999 (through December 31, 1998)......   1.8542   1.6060   1.7521   1.6670

Euro

   The table below presents, for the period indicated, information concerning the noon buying rates for the euro expressed in euro per US$1.00. The information below the caption "Period Average" represents the average of the noon buying rates on the last business day of each full calendar month during the relevant period. No representation is made that the euro or U.S. dollar amounts referred to below could be or could have been converted into U.S. dollars or euro, at any particular rate or at all.

                                                                  Period  Period
     Fiscal Year Ended January 31,                   High   Low   Average  End
     -----------------------------                  ------ ------ ------- ------
     1999 (from January 1, 1999)................... 0.8794 0.8466 0.8794  0.8794
     2000.......................................... 1.0249 0.8819 0.9567  1.0249
     2001 (to February 29, 2000)................... 1.0370 0.9940 1.0370  1.0370

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

   From our organization through 1995, we developed and marketed electronic PoS systems and e-payment software for payment card transactions in the physical world. In early fiscal 1997, we launched our first products for Internet e-payment transactions. Today, our revenue is primarily derived from three sources:

   Product Revenue. Product revenue, which continues to represent the majority of our total revenue, is derived from sales of our electronic PoS system products, primarily the Compact 9000 and 9000i PoS devices and the Compact 950-PP pin pad. Revenue for these products is recognized at the time the products are shipped.

   License Revenue. Software license revenue is derived from license fees from our e-payment software products for payment card transactions in the physical world and over the Internet, and the provision of related support and maintenance services to customers. We recognize software license revenue under SOP 97-2. Under the terms of SOP 97-2, where an arrangement to deliver software does not require significant production, modification or customization, we recognize software license revenue when all of the following criteria are met:

  .  persuasive evidence of an arrangement exists;

  .  delivery has occurred;

  .  our fee is fixed or determinable; and

  .  collectibility is probable.

   Before fiscal 1999, we recognized software license revenue under SOP 91-1. Under SOP 91-1, the initial license fee, as well as subsequent license fees arising from upgrades and licenses of additional modules, were generally recognized at the time of shipment, provided that we had no significant vendor obligations or collection uncertainties remaining. We also license our software on a recurring rental basis, and, under SOP 97-2, we recognize revenue from these arrangements ratably over the life of the agreement. Customer support and maintenance fees are established as a percentage of the software license price, typically 18% per year, and are generally paid quarterly. We recognize revenue related to customer support and maintenance fees ratably over the life of the agreement. The adoption of SOP 97-2 did not have a material effect on our operating results.

   Service Revenue. We derive service revenue from consulting services, educational and training services and customization and implementation services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided.

   With the launch of our first Internet product in fiscal 1997, we shifted our growth strategy to emphasize e-commerce software products for Internet applications. Due in part to this shift in emphasis, revenue from software license fees increased by 202% for the fiscal year ended January 31, 1998, increasing from 11% of total revenue for the fiscal year ended January 31, 1997 to 25% of total revenue for the fiscal year ended January 31, 1998. In the fiscal year ended January 31, 1999, software license revenue grew by 9% over the prior year, and accounted for 21% of total revenue for the year. Software license and related service revenue growth in fiscal 1999 was negatively influenced by several factors, including the overall slower than anticipated rate of adoption of emerging secure e-payment technologies by banks and financial transaction processors, particularly SET technology. Our software license and related service revenue was also negatively impacted by the re-direction of information technology funds by our customers to address euro and year-2000 issues, as well as the economic situation in Asia, which we believe led potential customers to become cautious. In the fiscal year ended January 31, 2000, software license revenue grew by 105% over the prior year, and accounted for 30% of total revenue for the year. Software license and related service revenue growth in fiscal 2000 was positively influenced by increased adoption of SSL e-payment technologies by banks and financial transaction processors.

   We have historically sold our products primarily through a direct sales force in Europe and North and South America, which accounted for 96% of our total revenue in fiscal 2000. Since January 1998, we have established strategic relationships with VISA, MasterCard, RSA Security, Compaq and SAP, which provide joint marketing opportunities as well as lead-generation for our direct sales force. To facilitate worldwide market penetration, we have begun to establish indirect sales channels, such as resellers and systems integrators. Revenue from products sold through indirect sales channels is recognized net of commissions and discounts.

   The following table illustrates our revenues for the fiscal years ended January 31, 1998, 1999 and 2000 by customer location before intercompany eliminations:

                                                     Year Ended January 31,
                                                   ----------------------------
                                                     1998      1999      2000
                                                   --------  --------  --------
                                                     (in thousands of U.S.
                                                            dollars)
Germany........................................... $ 21,176  $ 25,649  $ 31,616
Europe (excluding Germany)........................    6,906    12,245    18,762
Rest of the world.................................    1,934     2,238     6,580
Eliminations......................................  (13,370)  (19,099)  (26,714)
                                                   --------  --------  --------
  Total........................................... $ 16,646  $ 21,033  $ 30,244
                                                   ========  ========  ========

   Cost of product revenue includes outsourced manufacturing costs, and packaging, documentation, labor and other costs associated with packaging and shipping our electronic PoS system products and the amortization of capitalized software development costs. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived and the cost of providing after-sale support and maintenance services to customers. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

   Research and development expenses consist primarily of labor and associated costs connected with the development of our software products and electronic PoS system products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation.

   Due to our decision to emphasize e-commerce software products for Internet applications, in fiscal 1999 and in fiscal 2000, we substantially increased our operating expenditures to build our presence in this business. This has included significant increases in our research and development expenses related to the development of e-commerce capable products, and substantial increases in our sales and marketing personnel as we have expanded our global sales capabilities. We intend to continue to grow our operating expenditures and, consequently, we expect to continue to report losses from operations through at least fiscal 2002.

   We operate as a holding company with operating subsidiaries in Ireland, Germany, the United Kingdom and the United States and a financing subsidiary in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary's tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, our consolidated effective tax rate may increase to the extent that we report tax losses in some subsidiaries and taxable income in others. In addition, our tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of goodwill.

   We have significant operations and generate substantially all of our taxable income in the Republic of Ireland, and some of our Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010, and another Irish subsidiary qualifies for an exemption from income tax as our revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997. We currently anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, our operating results could be materially adversely affected.

   A significant portion of our revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and we and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations resulting primarily from fluctuations in the U.S. dollar and the Irish pound and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in our operating results on an annual and, in particular, on a quarterly basis. We also experience significant fluctuations in the value of marketable securities denominated in U.S. dollars, which are translated to Irish pounds, our functional currency on preparing consolidated financial statements. At January 31, 2000, the value of marketable securities was $48.8 million. From time to time we have in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. We expect to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on our results of operations.

   The conversion to the euro has not had a material effect on the pricing of, or the market for, our products, licenses and services, and we do not expect the conversion will have a material effect in the future.

Results of Operations

   The following table presents our results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

                                                   Year Ended January 31,
                                                   ----------------------------
                                                    1998      1999       2000
                                                   -------   -------    -------
Revenue:
  Product.........................................      65%       69%        61%
  License.........................................      25        21         30
  Service.........................................      10        10          9
                                                   -------   -------    -------
    Total revenue.................................     100       100        100
Cost of revenue:
  Product.........................................      51        52         40
  License.........................................       2         3         10
  Service.........................................       6        11          7
                                                   -------   -------    -------
    Total cost of revenue.........................      59        66         57
                                                   -------   -------    -------
  Gross margin....................................      41        34         43
Operating expenses:
  Research and development........................      10        17         29
  Sales and marketing.............................      15        28         29
  General and administrative......................      15        21         24
  Stock compensation..............................      --        --          7
                                                   -------   -------    -------
    Total operating expenses......................      40        66         90
                                                   -------   -------    -------
Income (loss) from operations.....................       1       (32)       (47)
Other expenses:
  Interest income (expense), net..................      --         1          4
  Exchange gain (loss), net.......................      --        (1)         3
                                                   -------   -------    -------
  Income (loss) before provision for income
   taxes..........................................       1       (32)       (40)
Provision for income taxes........................      --        --         --
                                                   -------   -------    -------
    Net income (loss).............................       1%      (32)%      (40)%
                                                   =======   =======    =======

Fiscal Year Ended January 31, 2000 Compared To Fiscal Year Ended January 31,
1999

 Revenue

   Total Revenue. Total revenue increased $9.2 million to $30.2 million in the fiscal year ended January 31, 2000 from $21.0 million in the fiscal year ended January 31, 1999, an increase of 44%. The increase was primarily attributable to increased sales of electronic PoS system products and software license fees.

   We have historically derived a significant portion of our total revenue from a small number of customers. In the fiscal year ended January 31, 2000, Which, a subsidiary of Tyco, accounted for 20% of our total revenue and Deutsche Verkehrs Bank Zentrale accounted for 11% of our total revenue. In the fiscal year ended January 31, 1999, Which accounted for 33% of our total revenue and Bank of Ireland accounted for 11% of our total revenue.

   Product. Product revenue increased $3.9 million to $18.5 million in the fiscal year ended January 31, 2000 from $14.6 million in the fiscal year ended January 31, 1999, an increase of 27%. Electronic PoS system sales represented 61% of total revenue in the fiscal year ended January 31, 2000 compared to 69% of total revenue in the fiscal year ended January 31, 1999. The increase in product revenue in absolute dollars was due primarily to increased volume of sales, which represented approximately 160% of the increase in product revenues for this period, to existing and new customers. The increase in product revenue, however, was partially offset by lower average selling prices for our electronic PoS system products, which declined by an average of 7% per unit in the fiscal year ended January 31, 2000 compared to the fiscal year ended January 31, 1999. The increase of product revenue was further offset by the impact of the declining value of the euro as against the dollar in fiscal 2000, which reduced product revenue, when converted to and reported in U.S. dollars, by 9% if calculated using the exchange rate we experienced in fiscal 1999.

   License. Software license revenue increased $4.7 million to $9.2 million in the fiscal year ended January 31, 2000 from $4.5 million in the fiscal year ended January 31, 1999, an increase of 105%. Software license revenue represented 30% of total revenue in the fiscal year ended January 31, 2000 compared to 21% of total revenue in the fiscal year ended January 31, 1999. The increase in software license revenue was primarily due to increased sales of our e-payment software products to new customers.

   Service. Service revenue increased $627,000 to $2.6 million in the fiscal year ended January 31, 2000 from $2.0 million in the fiscal year ended January 31, 1999, an increase of 31%. Service revenue represented 9% of total revenue in the fiscal year ended January 31, 2000 and 10% of total revenue in the fiscal year ended January 31, 1999. The increase in service revenue was primarily due to increased sales of consulting, training and implementation services associated with increased software license sales.

 Cost of Revenue

   Total Cost of Revenue. Total cost of revenue increased $3.3 million to $17.3 million in the fiscal year ended January 31, 2000 from $13.9 million in the fiscal year ended January 31, 1999, an increase of 24%. Gross margin increased to 43% in the fiscal year ended January 31, 2000 from 34% in the fiscal year ended January 31, 1999. The increase in gross margin was attributed to improvements in the product margin and an increase in the proportion of higher margin software license revenues relative to product and service revenues.

   Product. Cost of product revenue increased $1.2 million to $12.0 million in the fiscal year ended January 31, 2000 from $10.8 million in the fiscal year ended January 31, 1999, an increase of 11%. The increase in the cost of product revenue in absolute dollars primarily resulted from increased volume of sales. Product revenue costs decreased to 65% of product revenue in the fiscal year ended January 31, 2000 from 75% of product revenue in the fiscal year ended January 31, 1999. The decrease as a percentage of product revenue was primarily due to the introduction of a new version of the Compact 9000i electronic PoS system in January 1999, which costs less to manufacture than its predecessor. This decrease as a percentage of product revenue was partially offset by lower average selling prices in fiscal 2000 for our electronic PoS system products and by the impact of the declining value of the euro as against the dollar in fiscal 2000. For example, sales of our electronic PoS systems in Germany are denominated in euro while a portion of the related manufacturing costs are denominated in U.K. pounds sterling.

   License. Cost of software license revenue increased $2.3 million to $3.0 million in the fiscal year ended January 31, 2000 from $648,000 in the fiscal year ended January 31, 1999, an increase of 360%. Software license costs were 33% of license revenue in the fiscal year ended January 31, 2000 compared to 14% in the fiscal year ended January 31, 1999. The increase in absolute dollars and as a percentage of license revenue resulted from the amortization of our capitalized software development costs, increased expenditures in both infrastructure and labor costs associated with the expansion of our support and maintenance facilities and the cost of third-party software products sold as part of our e-payment software solution.

   Service. Cost of service revenue decreased $172,000 to $2.2 million in the fiscal year ended January 31, 2000 from $2.4 million in the fiscal year ended January 31, 1999, a decrease of 8%. Service costs were 85% of service revenue in the fiscal year ended January 31, 2000 compared to 121% of service revenue in the fiscal year ended January 31, 1999. The decrease in the cost of service revenue in absolute dollars and as a percentage of service revenue primarily resulted from a lower investment in service infrastructure as compared to fiscal 1999.

 Operating Expenses

   Research and Development. Research and development expenses increased $5.2 million to $8.9 million in the fiscal year ended January 31, 2000 from $3.7 million in the fiscal year ended January 31, 1999, an increase of 142%. Research and development expenses were 29% of total revenue in the fiscal year ended January 31, 2000 compared to 17% of total revenue in the fiscal year ended January 31, 1999. The increase in absolute dollars and as a percentage of total revenue was primarily due an increase in number of research and development employees from 103 at January 31, 1999 to 155 at January 31, 2000.

   Sales and Marketing. Sales and marketing expenses increased $2.9 million to $8.9 million in the fiscal year ended January 31, 2000 from $5.9 million in the fiscal year ended January 31, 1999, an increase of 49%. Sales and marketing expenses were 29% of total revenue in the fiscal year ended January 31, 2000 compared to 28% of total revenue in the fiscal year ended January 31, 1999. The increase in absolute dollars primarily resulted from the recruitment of additional sales personnel, the expansion of our sales offices in San Mateo, California and Dublin, Ireland, and increases in direct marketing activities and travel costs.

   General and Administrative. General and administrative expenses increased $3.0 million to $7.3 million in the fiscal year ended January 31, 2000 from $4.3 million in the fiscal year ended January 31, 1999, a 69% increase. General and administrative expenses were 24% of total revenue in the fiscal year ended January 31, 2000 compared to 21% of total revenue in the fiscal year ended January 31, 1999. The increase in absolute dollars and as a percentage of total revenue primarily resulted from increases in labor costs of approximately $682,000 related to hiring additional management and administrative personnel, facilities costs of approximately $573,000 due to the leasing of additional office space in Dublin, Ireland, Frankfurt, Germany and Princeton, New Jersey, telecommunications and management information systems costs of approximately $365,000, and an increase in depreciation costs of approximately $351,000.

   Stock Compensation. For fiscal 2000, we recognized in the fourth quarter $2.1 million of non-cash stock compensation associated with options to acquire an aggregate of 230,000 ordinary shares (460,000 equivalent ADSs) granted to members of our advisory board and MasterCard at fair market value on the date of grant. The options are treated as variable options for accounting purposes under Financial Accounting Standard 123 and Emerging Issues Task Force 96-18 ("Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services" (EITF 96-18)). As a result, in the fourth quarter we recognized, and in the future on a quarterly basis we will recognize, non-cash stock compensation related to the fair value of the option determined using the Black-Scholes option pricing model on the last trading day of each quarter, multiplied by the number of options time-apportioned over their respective vesting periods.

   Interest Income (Expense), Net. Interest income (expense), net consists of interest income and interest expense. Interest income, net increased $936,000 to $1.2 million of interest income, net in the fiscal year ended January 31, 2000 compared to $272,000 of interest income, net in the fiscal year ended January 31, 1999. The increase was due to higher cash balances arising from the sale of 5.9 million ordinary shares in our initial public offering.

   Provision for Income Taxes. Provision for income taxes was $3,000 in the fiscal year ended January 31, 2000 compared to no provision for income taxes in the fiscal year ended January 31, 1999.

Fiscal Year Ended January 31, 1999 Compared To Fiscal Year Ended January 31,
1998

 Revenue

   Total Revenue. Total revenue increased by $4.4 million to $21.0 million in the fiscal year ended January 31, 1999 from $16.6 million in the fiscal year ended January 31, 1998, an increase of 26%. The increase was primarily attributable to strong electronic PoS system product sales to our customers.

   In the fiscal year ended January 31, 1999, Which, a subsidiary of Tyco, accounted for approximately 33% of our total revenue and Bank of Ireland accounted for approximately 11% of our total revenue. In fiscal 1998, Which accounted for 26% of our total revenue, EasyCash accounted for 12% of our total revenue, Bank of Ireland accounted for 11% of our total revenue and GRK, the card processing organization for Germany's community banks, accounted for 10% of our total revenue.

   Product. Product revenue increased by $3.8 million to $14.6 million in the fiscal year ended January 31, 1999 from $10.8 million in the fiscal year ended January 31, 1998, an increase of 34%. Electronic PoS systems sales represented 69% of total revenue in the fiscal year ended January 31, 1999 compared to 65% of total revenue in the fiscal year ended January 31, 1998. The increase in product sales in absolute dollars and as a percentage of total revenue was due primarily to an increased volume of sales of electronic PoS system products in Germany, which increase represented approximately 114% of the increase in product revenues for this period. This increase, however, was partially offset by lower average selling prices for our electronic PoS system products, which declined by an average of 14% per unit in the fiscal year ended January 31, 1999 compared to the fiscal year ended January 31, 1998.

   License. Software license revenue increased by $376,000 to $4.5 million in the fiscal year ended January 31, 1999 from $4.1 million in the fiscal year ended January 31, 1998, an increase of 9%. The increase in software license revenue was due to increased sales of e-payment software products to new customers. Software license revenue represented 21% of total revenue in the fiscal year ended January 31, 1999 compared to 25% of total revenue in the fiscal year ended January 31, 1998. Software license revenue declined as a percentage of total revenue as a result of the more rapid sales growth rate of electronic PoS system products.

   Service. Service revenue increased by $281,000 to $2.0 million in the fiscal year ended January 31, 1999 from $1.7 million in the fiscal year ended January 31, 1998, an increase of 16%. Service revenue represented 10% of total revenue in each of the fiscal years ended January 31, 1998 and 1999. The increase in service revenue in absolute dollars was due primarily to an increase in sales of software license, which resulted in increased demand for services.

 Cost of Revenue

   Total Cost of Revenue. Total cost of revenue increased by $4.2 million to $13.9 million in the fiscal year ended January 31, 1999 from $9.7 million in the fiscal year ended January 31, 1998, an increase of 44%. Gross margin decreased to 34% in the fiscal year ended January 31, 1999 from 41% in the fiscal year ended January 31, 1998. The decrease in gross margin primarily resulted from increased headcount in our services group, the expansion of our software license support and maintenance facilities and investment in infrastructure, in each case in advance of associated revenue.

   Product. Cost of product revenue increased by $2.5 million to $10.9 million in the fiscal year ended January 31, 1999 from $8.4 million in the fiscal year ended January 31, 1998, an increase of 30%. The increase in the cost of product revenue primarily resulted from increased volume of product shipments. Product revenue costs as a percentage of product revenue decreased to 75% in the fiscal year ended January 31, 1999 from 77% in the prior fiscal year primarily due to our ability to negotiate more favorable prices from our vendors as purchase volumes increased. This decrease was partially offset by lower average selling prices for our electronic PoS system products.

   License. Cost of software license revenue increased $314,000 to $648,000 in the fiscal year ended January 31, 1999 from $334,000 in the fiscal year ended January 31, 1998, an increase of 94%. Software license costs were 14% of software license revenue in the fiscal year ended January 31, 1999 compared to 8% in the fiscal year ended January 31, 1998. The increase in absolute dollars and as a percentage of license revenue resulted from increased expenditures in both infrastructure and labor costs associated with the expansion of our support and maintenance facilities.

   Service. Cost of service revenue increased by $1.4 million to $2.4 million in the fiscal year ended January 31, 1999 from $1.0 million in the fiscal year ended January 31, 1998, an increase of 139%. Service costs were 121% of service revenue in the fiscal year ended January 31, 1999 compared to 59% of service revenue in the fiscal year ended January 31, 1998. The increase in the cost of service revenue in absolute dollars and as a percentage of service revenue primarily resulted from increased headcount and investment in infrastructure in advance of associated revenue.

 Operating Expenses

   Research and Development. Research and development expenses increased $1.9 million to $3.7 million in the fiscal year ended January 31, 1999 from $1.7 million in the fiscal year ended January 31, 1998, an increase of 113%. Research and development expenses were 17% of total revenue in the fiscal year ended January 31, 1999 compared to 10% of total revenue in the fiscal year ended January 31, 1998. The increase in absolute dollars and as a percentage of total revenue was primarily due to increased labor costs resulting from increased headcount associated with our increased emphasis on the development of e-commerce software, and due to higher average salaries.

   Sales and Marketing. Sales and marketing expenses increased $3.4 million to $5.9 million in the fiscal year ended January 31, 1999 from $2.5 million in the fiscal year ended January 31, 1998, an increase of 139%. Sales and marketing expenses were 28% of total revenue in the fiscal year ended January 31, 1999 compared to 15% of total revenue in the fiscal year ended January 31, 1998. The increase in absolute dollars and as a percentage of total revenue primarily resulted from the recruitment of additional sales personnel, the expansion of our sales offices in Campbell, California and Miami, Florida, and increases in direct marketing activities and travel costs.

   General and Administrative. General and administrative expenses increased $1.8 million to $4.3 million in the fiscal year ended January 31, 1999 from $2.5 million in the fiscal year ended January 31, 1998, a 72% increase. General and administrative expenses were 21% of total revenue in the fiscal year ended January 31, 1999 compared to 15% of total revenue in the fiscal year ended January 31, 1998. The increase in absolute dollars and as a percentage of total revenue primarily resulted from increases in labor costs of approximately $284,000 related to hiring additional management and administrative personnel, recruitment costs of approximately $480,000 associated with a general increase in our employee base, facilities costs of approximately $278,000 due to the leasing of additional office space in Dublin, Ireland, Frankfurt, Germany and Princeton, New Jersey, telecommunications and management information systems costs of approximately $379,000, and an increase in depreciation costs of approximately $225,000.

   Interest Income (Expense), Net. Interest income, net increased $254,000 to $272,000 of interest income, net in the fiscal year ended January 31, 1999 compared to $18,000 of interest income, net in the fiscal year ended January 31, 1998. The increase was due to higher cash balances arising from the completion of equity financings in fiscal 1999 that generated gross proceeds of approximately $20.0 million.

   Provision for Income Taxes. There was no provision for income taxes in fiscal 1999 compared to a provision for income taxes of $50,000 in fiscal 1998. The decrease in fiscal 1999 is partly due to the losses incurred, which did not require a tax provision, and to non-recoverable withholding taxes incurred in fiscal 1998.

Liquidity and Capital Resources

   Until 1998, we had satisfied our cash requirements principally through cash generated by operations, proceeds from the sale of ordinary shares to a single outside investor and borrowings under our bank credit facilities. We have an approved credit facility from Bank of Ireland of IR(Pounds)650,000 or approximately $808,000 as of January 31, 2000. The credit facility bears interest at the bank's overdraft rate which was 5.94% per year as of January 31, 2000. The facility does not have a stated expiration date, but all amounts drawn under it are repayable on demand. As of January 31, 2000, there was $0 outstanding under the credit facility. As of January 31, 2000, we had working capital of $57.8 million, including cash and cash equivalents totaling $10.9 million and marketable securities totaling $48.8 million.

   In fiscal 1999, we raised an aggregate of $20.0 million in private placements of 482,765 ordinary shares and 3 million redeemable convertible preference shares. In September 1999, we raised $59.5 million net of expenses from the sale of 5.9 million ordinary shares in our initial public offering.

   Net cash used in operating activities was approximately $695,000, $12.6 million and $48.4 million for fiscal 1998, 1999 and 2000. Net cash used in operating activities in fiscal 1998 resulted primarily from increases in accounts receivable and general working capital requirements. Net cash used in operating activities in fiscal 1999 resulted primarily from a loss on operations of $6.9 million and net purchases of marketable securities of $7.2 million. Net cash used in operating activities in fiscal 2000 resulted primarily from a loss on operations of $12.1 million and net purchases of marketable securities of $41.7 million, partially offset by an increase in the level of current liabilities.

   Net cash used in investing activities was approximately $427,000 for fiscal 1998, $4.1 million for fiscal 1999 and $1.9 million for fiscal 2000. Cash used in investing activities was primarily related to the purchase of property and equipment. In addition, net cash used in investing activities in fiscal 1999 included $2.5 million for the purchase of capitalized software.

   Net cash used in financing activities was approximately $427,000 for fiscal 1998. Net cash provided by financing activities was approximately $18.2 million for fiscal 1999 and $59.2 million for fiscal 2000. Net cash used in financing activities in fiscal 1998 primarily related to the repayment of the loans from three of our directors and the repayment of a bank overdraft which was outstanding at the end of fiscal 1997. Net cash provided by financing activities in fiscal 1999 primarily related to the $20.0 million raised in private placements of 482,765 ordinary shares and 3 million redeemable convertible preference shares. Net cash provided by financing activities in fiscal 2000 primarily related to the $59.5 million net of expenses raised from the sale of 5.9 million ordinary shares in our initial public offering.

   Although we have no material commitments for capital expenditures or strategic investments, we anticipate an increase in the rate of capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. Our future liquidity and capital requirements will depend upon numerous factors including the cost and timing of expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which our existing and new products gain market acceptance, market developments, the level and timing of license revenue and available borrowings under line of credit arrangements.

   We believe that funds available under our credit facility and cash and cash equivalents on hand will be sufficient to meet our projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next twelve months or beyond through additional equity, debt financings or credit facilities. On March 17, 2000, we filed a registration statement on Form F-1 with the Securities and Exchange Commission in anticipation of our planned follow-on public offering. Due to market conditions and other factors, however, we may not be able to consummate this public offering and thereby raise additional funds. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

Year 2000 Readiness

   The year 2000 issue existed because many computer systems and applications use two-digit rather than four-digit date fields to designate a year. As a result, the systems and applications may not properly recognize the year 2000 or be able to process data including it, which has the potential to cause data miscalculations or inaccuracies, operational malfunctions or failures.

   In November 1997, we established a year 2000 steering committee, comprised of our group quality manager, group management information systems manager, European controller, customer support manager and product manager. The committee reports to Chris Meehan, our executive vice president, operations and a member of our board of directors. The committee was charged with evaluation of the year 2000 issue as it affects our products and services, our internal network and supporting infrastructure and the internal network and supporting infrastructure of our customers. To identify and prioritize efforts for critical systems, networks, products and key business partners, we identified the following tasks for the year 2000 committee: inventory, assessment, remediation, testing, implementation, contingency plans and monitoring. As of January 31, 2000, these tasks have been substantially completed.

   These costs would not have a material impact on our business, financial condition or results of operations. We currently anticipate incurring approximately $70,000 in fiscal 2001 in connection with continuing year 2000 related costs. Modifying and testing our information and transaction processing systems is estimated to cost approximately $50,000 to be incurred in fiscal 2001 as we complete the installation and testing of new or modified hardware and software. Additional capital costs to be incurred in fiscal 2001 to support the replacement of systems, hardware or equipment are currently estimated to be approximately $50,000. These estimates also do not include litigation or warranty costs related to the year 2000 issue, which at this time cannot be reasonably estimated. All year 2000 costs previously incurred have been funded from operations.

   As of February 29, 2000, we have not experienced any year 2000 issues with our internal network or infrastructure and we were not aware of any year 2000 issues with our products or services, or the internal network and supporting infrastructure of our manufacturers, suppliers or strategic partners. We may become aware of year 2000 issues in the future, which could adversely affect our business and results of operations.

Item 9A. Qualitative and Quantitative Disclosure About Market Risk

   Interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since our investments are in short-term instruments and our available line of credit requires interest payments at variable rates. As of January 31, 2000, one of our subsidiaries had a contract maturing in February 2000 and a contract maturing in May 2000, each to sell $1.0 million for euro. Based on the nature and current levels of our investments and debt, we have concluded that there is no material market risk exposure.

   Our investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in our investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing in only investment-grade securities.

   At January 31, 2000, our cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

Item 10. Directors and Officers of Registrant

   The following table presents information regarding our directors and executive officers as of April 12, 2000:

             Name            Age                     Position
             ----            --- -------------------------------------------------
   Executive Directors
     John F. McGuire.......   38 Chief Executive Officer and Director
     Cyril P. McGuire......   40 Executive Chairman and Director(1)
     Kevin C. Shea.........   49 Chief Operating Officer and Director
     R. Paul Byrne.........   35 Chief Financial Officer and Director
     Chris P. Meehan.......   40 Executive Vice President, Operations and Director
   Non-executive Directors
     D. James Bidzos.......   45 Director
     Wolfgang H. Heinrich..   51 Director(1)(2)
     Robert M. Wadsworth...   39 Director(1)(2)
     Trevor D. Sullivan....   63 Director
   Other Executive Officers
     George L. Burne.......   37 Vice President, Technology
     John Harte............   55 Executive Vice President, Sales and Marketing
     Donald Marcotte.......   43 Vice President, Sales
     Noel Ryan.............   34 Controller

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

   John F. McGuire, one of our co-founders, has served as a director since 1987, the year of our incorporation, and has been our chief executive officer since 1987. During his studies at Trinity College, Dublin, Mr. McGuire developed an encrypted electronic PoS device, which provided our original business concept. Mr. McGuire has received a bachelors of arts in mathematics, a bachelors of engineering in electronics and a diploma of business management from Trinity College, Dublin. Mr. McGuire is a member of Institute of Engineers of Ireland. Mr. McGuire currently resides in Dublin, Ireland.

   Cyril P. McGuire, one of our co-founders, has served as a director since 1987 and as our executive chairman since August 1999. From 1991 to August 1999, Mr. McGuire served as our president, and from 1987 to 1991, Mr. McGuire served as our managing director. Before co-founding us, Mr. McGuire worked with the Industrial Credit Corporation plc, a leading Irish commercial bank, from 1982 to 1987, where his responsibilities included the appraisal of electronic industry investment projects. Mr. McGuire received a bachelors of commerce and masters of business studies from University College Dublin. Mr. McGuire is a member of the Marketing Institute of Ireland. Mr. McGuire currently resides in Dublin, Ireland.

   Kevin C. Shea has served as a director and Chief Operating Officer since January 2000. Prior to joining us, Mr. Shea was Chief Financial Officer of National Data Corporation from May 1998 to December 1999. Mr. Shea was Executive Vice President of corporate strategy and business development from June 1996 until May 1998 and was General Manager of the Integrated Payment Systems division of National Data Corporation from 1992 to 1996. Prior to joining National Data Corporation, he held senior executive positions at Citicorp and First Interstate Bank Corporation. Mr. Shea received a bachelors of social science from the State University of New York. Mr. Shea currently resides in the United States.

   R. Paul Byrne has been our chief financial officer since January 1996. Since February 1997, Mr. Byrne has also served as a director and secretary. Before joining us, Mr. Byrne was group financial controller and publisher at Lafferty Publications Limited, a publishing company located in Dublin, from September 1989 to December 1995. From 1985 through 1989, Mr. Byrne was an accountant with Price Waterhouse, a large accounting firm. Mr. Byrne received a bachelors of commerce and a diploma in professional accounting from University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland. Mr. Byrne currently resides in Dublin, Ireland.

   Chris P. Meehan has been our executive vice president, operations and a director since January 1996. Before joining us, Mr. Meehan was group finance director at Mentec Limited, a computer software company, from February 1983 to December 1995. From 1979 through 1983, Mr. Meehan was an accountant with KPMG, a large accounting firm. Mr. Meehan received a bachelors of commerce from University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland. Mr. Meehan currently resides in Dublin, Ireland.

   Trevor D. Sullivan has served as a director since 1991. From 1991 to August 1999, Mr. Sullivan was the chairman of our board of directors. From 1987 to 1990, Mr. Sullivan was managing director of Memorex Ireland, a computer products company, and, from 1985 until 1987, Mr. Sullivan was vice president, customer operations of Memorex International, a computer products company. From 1981 until 1985, Mr. Sullivan held other senior management positions at Memorex International, a computer products company. Before 1981, Mr. Sullivan held several senior management positions at IBM, a computer company. Mr. Sullivan currently resides in Dublin, Ireland.

   D. James Bidzos has served as a director since February 1999. Since its founding in April 1995, Mr. Bidzos has served as chairman of the board of directors of VeriSign, Inc., a public key infrastructure company, and, from April 1995 to July 1995, as its chief executive officer. Between 1986 and February 1999, Mr. Bidzos also served as the president and chief executive officer of RSA Security, Inc., a security encryption company. Additionally, Mr. Bidzos is a director and vice chairman of RSA Securities, Inc., formerly Security Dynamics Technologies, Inc., a data security company and the parent of RSA.

   Wolfgang H. Heinrich has served as a director since June 1999. From February 2000 to date, he has served as president, EMEA region of Oasis Technology Ltd. From 1997 to February 2000, he has served as executive vice president, global customer support, Visa International, a card association company, and, from 1995 to 1997, he served as executive vice president in charge of developing strategies for domestic processing, international standardization, chip technology developments and electronic commerce infrastructure developments. From 1990 to 1995, he served as managing director of B+S Card Service, a payment card service provider. From 1985 to 1990, he served as head of the Frankfurt branch and member of the executive team of IKOSS GmbH, Frankfurt, a banking software company.

   Robert M. Wadsworth has served as a director since September 1998. Since 1986, Mr. Wadsworth has been a general partner of HarbourVest Partners LLC, a private investment company. Mr. Wadsworth has served as the Managing Director of HarbourVest Partners LLC since 1997. Before 1986, Mr. Wadsworth worked for Booz, Allen & Hamilton, an international consulting company, specializing in the areas of operations strategy and manufacturing productivity. Mr. Wadsworth currently serves on the advisory boards of several US venture firms and on the board of directors of Banyan Systems, Inc., Coil S.A., Communication Systems Technology, Inc., Concord Communications, Inc., Nuera Communications, Inc. and Outsourcing Services Group, Inc. Mr. Wadsworth received his bachelor of science degree, magna cum laude, in systems engineering and computer science from the University of Virginia, and his masters in business administration, with distinction, from Harvard Business School.

   George L. Burne has been our vice president, technology since September 1989. Before joining us, Mr. Burne was a senior software design engineer/project leader at PCAS, a European technology company, from January 1988 to September 1989. Mr. Burne received a bachelors of science in English, first class honors and a higher diploma in English from Trinity College, Dublin. Mr. Burne is a member of the Institute of Electrical Engineers.

   John M. Harte joined us in August 1999 as our executive vice president for sales and marketing. From 1993 to 1999, Mr. Harte served as president and chief executive officer of NeoVista Software Inc., a provider of data mining services and a developer of solutions for knowledge discovery in databases. Mr. Harte has sat on the board of directors of NeoVista Software Inc. since 1996. From 1987 to 1992, Mr. Harte held senior management positions in Alliant Computer Systems Inc., a manufacturer of standards based parallel supercomputers. From

1989 to 1992, Mr. Harte served as vice president, worldwide sales, marketing and services, and from 1987 to 1989 he served as president european operations. Between 1987 and 1988, Mr. Harte held various sales and marketing positions in Floating Point Systems Inc., a systems integration and software supplier. Mr. Harte holds a bachelors of science in physics degree from Exeter University, United Kingdom.

   Donald J. Marcotte joined us in January, 1999 and is our vice-president, sales. Before joining us, Mr. Marcotte worked at Syncsort Inc., a maker of client server performance software from 1990 until 1999. From 1995 through 1999, Mr. Marcotte served as Syncsort's director of North American sales. From 1990 through 1995, Mr. Marcotte was director for international operations where he managed distributor operations. Mr. Marcotte also spent eleven years from 1979 to 1990 with Wang Laboratories, a computer services company, and IBM, a computer company, where he held a number of management positions including sales management. Mr. Marcotte received his bachelor in business administration from the University of Notre Dame and his masters in business administration in finance from Fordham University.

   Noel Ryan has served as our controller since March, 1999. From January 1997 until March 1999, Mr. Ryan was our management accountant. Before joining us, Mr. Ryan was a senior financial analyst in Dataproducts, a subsidiary of the Hitachi Corporation, Japan, from June 1990 until January 1997. Mr. Ryan has received a bachelor of business studies from Dublin City University and is a member of the Chartered Institute of Management Accountants.

   John McGuire and Cyril McGuire are brothers. There are no other family relationships among any of our directors or executive officers.

Our Advisory Board

   In March 1999, we established an advisory board consisting of members from the banking, smart card and Internet industries. The role of the advisory board is to provide insight and consultation on industry developments and trends that affect us. The members of the advisory board also provide us with valuable international contacts and profile in the e-payment industry. The advisory board has no corporate authority under our memorandum or articles of association. The members of the advisory board are as follows:

       Name                                                         Age Position
       ----                                                         --- --------
       Edward Jensen...............................................  62 Chairman
       Robert Schneider............................................  51 Member
       Magdalena Yesil.............................................  41 Member

   Edward Jensen has served as the chairman of our advisory board since May 1999. From 1994 until 1999, he was the president and chief executive officer of Visa International, a card association. From 1974 until 1994, he held various positions at US Bancorp. Mr. Jensen served as vice president of corporate planning and development of US Bancorp from 1974 until 1991, as chief operating officer from 1991 until 1993 and as vice-chairman from 1993 until 1994.

   Robert Schneider has served as a member of our advisory board since June 1999. Mr. Schneider founded SCM Microsystems, Inc., a provider of smart-card products and technologies, as its president, chief executive officer, general manager and chairman of the board in 1990. Mr. Schneider currently serves as chairman of the board and managing director of SCM Microsystems GmbH, a German subsidiary of SCM Microsystems, Inc. Mr. Schneider holds a degree in engineering from HTBL Salzburg and a B.A. degree from Akademie for business administration in Uberlingen.

   Magdalena Yesil has served as a member of our advisory board since June 1999. Since 1998, Ms. Yesil has been a general partner in U.S. Ventures, a venture capital firm. From August 1996 until April 1997, Ms. Yesil was the chief executive officer of MarketPay, an e-commerce software company, and from 1994 until

August 1996, Ms. Yesil was a co-founder and vice-president of marketing and technology of CyberCash, a software company. Ms. Yesil has received a B.A. in engineering from Stanford University.

   We currently do not provide cash compensation to persons for their services as members of our advisory board. However, each advisory board member is granted an option to acquire up to 60,000 ordinary shares (120,000 equivalent
ADSs) under our directors and consultants share option scheme in return for service which he provides as a member of the advisory board.

   We do not have any currently outstanding loans to any members of our advisory board. In addition, we do not have any currently outstanding guarantees for the benefit of any members of our advisory board.

Limitations on Liability and Indemnification Matters

   In general, Section 200 of the Irish Companies Act, 1963 prohibits us from exempting any of our officers or auditors from, or indemnifying any of them against, any liability arising from any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to us. Section 200 does, however, provide that we may indemnify any of our officers or auditors against any liability incurred by him in defending proceedings, whether civil or criminal, if judgment is given in his favor or the officer or auditor is acquitted. Additionally, upon our election, we can provide an indemnity under
Section 200 where an officer or auditor is granted relief by a court under either Section 391 of the Irish Companies Act of 1963 or Section 42 of the Irish Companies (Amendment) Act, 1983. Our articles of association contain a provision for this indemnity.

   Our subsidiary, Trintech, Inc., has agreed to indemnify each of its directors and officers and each of the officers and directors serving at the request of Trintech, Inc. as our directors and officers against liabilities and expenses incurred by them in connection with claims made by reason of their being a director or officer.

   We have obtained directors and officers insurance for some of our directors, officers, affiliates, partners or employees for liabilities relating to the performance of their duties.

   At present, there is no pending material litigation or proceeding involving any of our officers or directors where indemnification will be required or permitted. We are not aware of any threatened material litigation or proceeding which may result in a claim for indemnification of an officer or director.

Board Composition

   Our memorandum and articles of association authorize no fewer than three nor more than fifteen directors. Our shareholders may, from time to time, increase or reduce the number of directors by ordinary resolution. We presently have nine directors.

   Generally, directors are elected by our shareholders at an annual general meeting by ordinary resolution, a resolution adopted by a majority of the votes cast on the resolution by our shareholders entitled to vote on the matter. Our shareholders may also, by ordinary resolution, appoint persons at extraordinary meetings to fill vacancies created by retirement or by the increasing of the size of the board. Our shareholders may also determine the retirement rotation for any additional directors. Additionally, our shareholders may by ordinary resolution at any shareholders' meeting remove any director and appoint another person in his place, subject to compliance with the relevant statutory and notice provisions and to the rights of the removed director to compensation or damages arising from the removal.

   Our directors may also, at any time and from time to time, appoint any person to the board to fill a vacancy or as an additional director. Any director so appointed will serve until the next annual general meeting of the shareholders and will be subject to re-election by the shareholders at that meeting.

   Our directors are subject to retirement by rotation. At each annual meeting of the shareholders, one third of the directors, rounded down to the next whole number if it is a fractional number, are required to retire from office. The retiring directors are those who have been in office for the longest period of time. Retirement for persons who became directors or were reappointed on the same day is determined by lot, unless otherwise agreed. Any director who retires at an annual meeting may be immediately reappointed by the shareholders.

   Under our current board composition, two of our directors are required to retire at each annual general meeting of the shareholders. John and Cyril McGuire will be required to retire at our annual general meeting in 2000. Messrs. Sullivan and Meehan will be required to retire at our annual general meeting in 2001. Messrs. Byrne and Wadsworth will be required to retire at our annual general meeting in 2002. Messrs. Heinrich and Bidzos will be required to retire at our annual general meeting in 2003. Mr. Shea will be required to retire at our annual general meeting in 2004. The number of directors obligated to retire at any annual general meeting could change if we appoint additional directors.

Board Committees

   Our board of directors may delegate aspects of its responsibilities to committees of the board. Our board of directors has established an audit committee and a compensation committee. The audit committee oversees actions taken by our independent auditors, recommends the engagement of auditors and reviews our internal audits. The compensation committee establishes compensation policies and is responsible for determining cash and equity compensation for executive officers, including the granting of options under our share option schemes.

Item 11. Compensation of Directors and Officers

   The aggregate compensation paid by us and our subsidiaries to our directors and executive officers as a group of 13 persons in the year ended January 31, 2000 totaled $1,150,535. All of the $1,150,535 was paid by our subsidiaries. Amounts paid include salary and pension, retirement and other similar benefits.

   We have entered into indefinite term employment agreements with each of John McGuire, Cyril McGuire, Christopher Meehan, R. Paul Byrne, John Harte and Kevin Shea under which each receives an annual base salary, an annual bonus and all standard benefits accorded our other executives. In addition, each of these executives will be entitled to participate in and receive options from our employee share option schemes.

   We do not have any currently outstanding loans to any of our directors. In addition, we do not currently have any outstanding guarantees for the benefit of any of our directors.

Item 12. Options to Purchase Securities From Registrant or Subsidiaries

   As of April 27, 2000, there were outstanding options to purchase an aggregate of 3,547,439 ordinary shares at exercise prices ranging from $1.56 to $107 per ordinary share and expiration dates ranging from May 2004 to April 2007. As of April 27, 2000, the Company's directors and executive officers held options to purchase an aggregate of 1,314,697 ordinary shares at exercise prices ranging from $2.02 to $100.10 per ordinary share with expiration dates ranging from May 2004 to September 2006.

Item 13. Interest of Management in Certain Transactions

   On March 31, 1998, we licensed the source code for S/PAY and J/PAY from RSA Security. S/PAY and J/PAY are security toolkit products which enable the user to add cryptography functionality to other software products for securing e-payment transactions. The license is exclusive for that portion of the source code that implements and provides the functionality of the SET standard. Under the terms of the agreement, we also received a royalty-free sublicensable license to the object code of the licensed software. Our rights under the license are subject to pre-existing rights of third-party licensees to license portions of the tool kit products. In exchange for receiving the rights under the license, we paid RSA Security a one-time payment of $2.5 million in cash. In connection with the execution of this license, we and RSA Security also entered into an agreement that specified joint marketing activities to be undertaken by us and RSA Security.

   On March 31, 1998, RSA Security, purchased 482,765 of our ordinary shares. As part of the equity investment, we granted RSA Security the right to appoint one member to our board of directors. James Bidzos, a director and vice chairman of RSA Security, was initially appointed by RSA Security and currently serves on our board. RSA Security's right to appoint one member to our board of directors terminated upon the closing of our initial public offering.

   On June 30, 1998, we closed the sale of 2,750,000 of our redeemable convertible preference shares at a price of $6.00 per share. HarbourVest Partners LLC purchased 1,000,000 redeemable convertible preference shares and RSA Security purchased 500,000 redeemable convertible preference shares in this transaction. As part of this transaction, we granted the investors the right to appoint one member to our board of directors. Robert M. Wadsworth, a general partner of HarbourVest Partners LLC, was initially appointed by the investors and currently serves on our board. The investors' right to appoint one member to our board of directors terminated upon the closing of our initial public offering.

   In August 1998, we entered into an agreement with VISA International. The agreement confirmed and summarized the intentions of both parties concerning the development of a strategic relationship to pursue opportunities in the Internet marketplace. In connection with this agreement, we issued to VISA International a warrant to purchase 250,000 ordinary shares, exercisable for a two-year period. As part of this transaction, we granted VISA International the right to appoint one member to our board of directors. Wolfgang Heinrich was initially appointed by VISA International and currently serves on our board. VISA International's right to appoint a board member terminate upon the closing of this offering. Concurrent with the closing of the transactions with VISA International, VISA International purchased 250,000 of our redeemable convertible preference shares at a price of $6.00 per share.

   From time to time, we have entered into development and marketing agreements with Visa International and some of its affiliated entities. Under these arrangements, we have developed products to meet the specific needs of Visa and its members. In return, Visa has paid us development and services fees and has agreed to promote these products to its members. Additionally, once we have developed these products, we have entered into licensing arrangements with Visa in which we have provided Visa licenses to use these products and additional technical and support services.

   In April 1999, we entered into a development and marketing agreement with Visa International to develop a product meeting Visa's cash payment server specifications.

   In May 1999, we entered into a license agreement with Visa USA in which we agreed to license one copy of PayGate Enterprise Gateway to Visa International. The purpose of the license was to develop and test the product for merchants. Visa paid us license and support fees plus additional royalties. Under the agreement, we are required to place in escrow the current version of RSA S-Pay source code and documentation. If we fail to provide a modification to the source code to meet Visa's modified SET specifications within 90 days of Visa's publication of these specifications or if we suffer a bankruptcy during the term of the agreement, Visa will have access to the source code solely for use under the license.

   Effective September 1, 1998, we entered into a lease agreement with John and Cyril McGuire under which we currently lease approximately 22,500 square feet of space in a building located in Dublin, Ireland which is owned by John and Cyril McGuire. The term of the lease is for a period of 25 years. Our rent under the lease is IR(Pounds)401,514, or approximately $539,795 per year, which was determined by a fair assessment of the local rental market by an independent appraisal firm. The rent is to be reviewed by an independent appraiser every five years and may be increased based on the independent appraiser's assessment of the current rental market using rental rates for similar properties in comparable locations. This lease agreement may be amended from time to time by agreement among us and John and Cyril McGuire. We have the right to terminate the lease on September 1, 2007.

   Trintech Limited, one of our Irish subsidiaries, has issued shares of special non-voting class to Huttoft Company, an unlimited company. Huttoft Company is wholly-owned by John McGuire, Cyril McGuire, R. Paul

Byrne and Christopher Meehan, four of our executive officers, but is otherwise unrelated to us. We own all of the voting securities of Trintech Limited. The shares held by Huttoft Company do not entitle it to any share of the assets of Trintech Limited in the event of a winding-up. We and Huttoft Company own all of the outstanding securities of Trintech Limited. Trintech Limited has in the past and may in the future declare and pay dividends to Huttoft Company, and Huttoft Company may pay dividends to its shareholders out of these amounts. The amount of any dividends paid to Huttoft Company will be determined by our board of directors, subject to Irish law, in its discretion. We treat any dividends paid by Trintech Limited to Huttoft Company as compensation expense for accounting purposes. Any dividends which are declared and paid by Trintech Limited to Huttoft Company would result in a reduction in profits available to us.

   In March 1991, we entered into an agreement with some of our then existing shareholders. This agreement was subsequently supplanted by a shareholders' agreement entered into in September 1993 and again in November 1993. Enterprise Ireland, John and Cyril McGuire were the only parties to this agreement who remain shareholders in us. Under this agreement, each of John and Cyril McGuire agreed to restrictions on his ability to compete with us for a period of one year after their employment with us has been terminated for any reason. Additionally, John McGuire, Cyril McGuire and Enterprise Ireland agreed to provide each other with rights to participate in any sale of their shares to a third party.

   On January 31, 1997, we entered into a shareholders' agreement with John McGuire, Cyril McGuire and Enterprise Ireland. This shareholders' agreement provides Enterprise Ireland with the right to appoint one person to serve on our board of directors for so long as it is a shareholder. This agreement also requires that we provide Enterprise Ireland with information rights. Under a letter agreement between Enterprise Ireland, John and Cyril McGuire and us dated June 11, 1999, each of the amended March 1991 agreement and the January 1997 agreement terminated on the closing date of our initial public offering.

   From time to time since December 1996, Enterprise Ireland has provided us with grants in support of some of our projects for the purpose of increasing employment in Ireland. These grants have totaled an aggregate of IR(Pounds)942,320. These grants must be repaid if we fail to maintain the projected employment for a period of five years from the date of receipt of the grant.

   We believe that the terms of all transactions with related parties are comparable to those that would be attainable by us in the ordinary course of business from unaffiliated third parties under similar circumstances.

   As of January 31, 2000, we had granted share options to the following directors and officers:

                                                                      Number of
                                                                     Options (in
                                                                      equivalent
                                   Name                                 ADSs)
                                   ----                              -----------
       Kevin C. Shea................................................   840,000
       R. Paul Byrne................................................   512,170
       John Harte...................................................   450,000
       Donald Marcotte..............................................   300,000
       Christopher P. Meehan........................................   294,556
       John F. McGuire..............................................   200,000
       Cyril P. McGuire.............................................   200,000
       George L. Burne..............................................   141,000
       Noel Ryan....................................................    24,000
       Trevor Sullivan..............................................    20,000
       Robert Wadsworth.............................................    20,000
       Wolfgang H. Heinrich.........................................    20,000
       D. James Bidzos..............................................    20,000

                                    PART II

Item 14. Description of Securities to be Registered

   Not applicable.

                                    PART III

Item 15. Defaults upon Senior Securities

   Not applicable.

Item 16. Changes in Securities and Changes in Security for Registered
Securities

   Not applicable.

                                    PART IV

Item 17. Financial Statements

   The Company has responded to Item 18.

Item 18. Financial Statements

   See attached pages F-1 to F-28.

Item 19. Financial Statements and Exhibits

   (a) Financial Statements

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements
Schedule II: Valuation and Qualifying Accounts

   (b) Exhibits

    Exhibit
    Number   Description of Document
    -------  -----------------------
   Exhibit 1 Consent of Ernst & Young Accountants, Independent Auditors
   Exhibit 3 Subsidiaries of Trintech Group PLC

                                   SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TRINTECH GROUP PLC (Registrant)

                                                   /s/ Richard Paul Byrne
                                          By: _________________________________
                                                       R. Paul Byrne
                                                  Chief Financial Officer
Date April 28, 2000

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Auditors............................................. F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations ..................................... F-4
Consolidated Statements of Shareholders' Equity............................ F-5
Consolidated Statements of Cash Flows ..................................... F-6
Notes to the Consolidated Financial Statements............................. F-7
Schedule II: Valuation and Qualifying Accounts............................. F-28

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders,
 Trintech Group PLC

   We have audited the accompanying consolidated balance sheets of Trintech Group PLC and subsidiaries as of January 31, 1998, 1999 and 2000 and the related consolidated statements of operations, changes in redeemable convertible preference shares and shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trintech Group PLC and its subsidiaries at January 31, 1998, 1999 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young
Dublin, Ireland

March 16, 2000

                               TRINTECH GROUP PLC

                          CONSOLIDATED BALANCE SHEETS
          (U.S dollars in thousands, except share and per share data)

                                                           January 31,
                                                     --------------------------
                                                      1998     1999      2000
                                                     -------  -------  --------
ASSETS
Current assets
Cash and cash equivalents..........................  $   272  $ 1,691  $ 10,862
Marketable securities..............................      --     7,178    48,830
Accounts receivable, net of allowance for doubtful
 accounts of $98, $241 and $330 respectively.......    4,017    4,073     7,799
Inventories (note 4)...............................      893    1,055       840
Value added taxes..................................      420      407       192
Prepaid expenses and other current assets..........      662    1,299     1,332
                                                     -------  -------  --------
 Total current assets..............................    6,264   15,703    69,855
Property and equipment, net (notes 7 and 8)........      739    2,058     3,190
Other assets--software development costs...........      --     2,500     1,250
                                                     -------  -------  --------
 Total assets......................................  $ 7,003  $20,261    74,295
                                                     =======  =======  ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank overdraft.....................................  $   --   $   411  $    --
Accounts payable...................................    2,009    1,459     4,082
Accrued payroll and related expenses...............      235      583       871
Other accrued liabilities..........................      512    1,571     2,677
Value added taxes..................................      517      372       460
Warranty reserve...................................      922      876       556
Deferred revenue...................................      620      994     3,406
                                                     -------  -------  --------
 Total current liabilities.........................    4,815    6,266    12,052
                                                     -------  -------  --------
Capital lease due after more than one year (note
 7)................................................       67      142       409
Government grants repayable and related loans (note
 15)...............................................      479      793       718
Series A redeemable convertible preference shares,
 $0.0027 par value nil, 3,000,000 and nil shares
 authorized at January 31, 1998, 1999 and 2000
 respectively nil, 2,960,000 and nil shares issued
 and outstanding at January 31, 1998, 1999 and 2000
 respectively......................................      --    17,760       --
Series B preference shares, $0.0027 par value nil,
 nil and 10,000,000 authorized at January 31, 1998,
 1999 and 2000 respectively
 None issued and outstanding.......................      --       --        --
Shareholders' equity:
Ordinary Shares, $0.0027 par value: 100,000,000
 shares authorized; 15,689,715, 16,227,445 and
 25,140,722 shares issued and outstanding at
 January 31, 1998, 1999 and 2000 respectively......       45       47        71
Additional paid-in capital.........................    4,547    4,781    84,286
Accumulated deficit................................   (2,601)  (9,474)  (21,585)
Accumulated other comprehensive income.............     (349)     (54)   (1,656)
                                                     -------  -------  --------
 Total shareholders' equity (net capital
  deficiency)......................................    1,642   (4,700)   61,116
                                                     -------  -------  --------
 Total liabilities and shareholders' equity........  $ 7,003  $20,261  $ 74,295
                                                     =======  =======  ========

                             See accompanying notes

                               TRINTECH GROUP PLC

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          (U.S. dollars in thousands, except share and per share data)

                                                Year ended January 31,
                                           ----------------------------------
                                              1998        1999        2000
                                           ----------  ----------  ----------
Revenue:
 Product.................................. $   10,824  $   14,554  $   18,457
 License..................................      4,101       4,477       9,158
 Service..................................      1,721       2,002       2,629
                                           ----------  ----------  ----------
   Total revenue..........................     16,646      21,033      30,244
                                           ----------  ----------  ----------
Cost of revenue:
 Product..................................      8,352      10,851      12,034
 License..................................        334         648       2,981
 Service..................................      1,008       2,414       2,242
                                           ----------  ----------  ----------
   Total cost of revenue..................      9,694      13,913      17,257
                                           ----------  ----------  ----------
Gross margin..............................      6,952       7,120      12,987
Operating expenses:
 Research and development.................      1,729       3,676       8,892
 Sales and marketing......................      2,474       5,921       8,849
 General and administrative...............      2,530       4,347       7,336
 Stock compensation.......................        --          --        2,068
                                           ----------  ----------  ----------
   Total operating expenses...............      6,733      13,944      27,145
                                           ----------  ----------  ----------
Income (loss) from operations.............        219      (6,824)    (14,158)
 Interest income, net.....................         18         272       1,208
 Exchange gain (loss), net................        (12)       (321)        842
                                           ----------  ----------  ----------
Income (loss) before provision for income
 taxes....................................        225      (6,873)    (12,108)
 Provision for income taxes (note 13).....        (50)        --           (3)
                                           ----------  ----------  ----------
Net Income (loss)......................... $      175  $   (6,873) $  (12,111)
                                           ==========  ==========  ==========
Basic net income (loss) per Ordinary
 Share.................................... $     0.01  $    (0.43) $    (0.63)
                                           ==========  ==========  ==========
Shares used in computing basic net income
 (loss) per Ordinary Share................ 15,688,335  16,157,831  19,309,964
                                           ==========  ==========  ==========
Diluted net income (loss) per Ordinary
 Share.................................... $     0.01  $    (0.43) $    (0.63)
                                           ==========  ==========  ==========
Shares used in computing diluted net
 income (loss) per Ordinary Share......... 15,749,161  16,157,831  19,309,964
                                           ==========  ==========  ==========
Basic net income (loss) per equivalent
 ADS...................................... $     0.01  $    (0.21) $    (0.31)
                                           ==========  ==========  ==========
Diluted net income (loss) per equivalent
 ADS...................................... $     0.01  $    (0.21) $    (0.31)
                                           ==========  ==========  ==========


                             See accompanying notes

                              TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERENCE SHARES
                                      AND
                 SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                (U.S. dollars in thousands, except share data)

                           Number of                                                                            Total
                          Redeemable   Redeemable                                              Accumulated  Shareholders'
                          Convertible  Convertible Number of           Additional                 Other      Equity (net
                          Preference   Preference   Ordinary  Ordinary  Paid-in   Accumulated Comprehensive    capital
                            Shares       Shares      Shares    Shares   Capital     Deficit      Income      deficiency)
                          -----------  ----------- ---------- -------- ---------- ----------- ------------- -------------
Balance at January 31,
1997....................         --     $    --    15,685,575   $45     $ 4,543    $ (2,776)     $   (73)     $  1,739
Issuance of Ordinary
Shares on exercise of
options (a).............         --          --         4,140     0           4         --           --              4
Net income..............         --          --           --     --         --          175          --            175
Currency translation
adjustment..............         --          --           --     --         --          --          (276)         (276)
                                                                                                              --------
Comprehensive income
(loss)..................         --          --           --     --         --          --           --           (101)
                          ----------    --------   ----------   ---     -------    --------      -------      --------
Balance at January 31,
1998....................         --          --    15,689,715    45       4,547      (2,601)        (349)        1,642
Issuance of Ordinary
Shares..................         --          --       482,765     2       1,998         --           --          2,000
Issuance of Ordinary
Shares on exercise of
options (a).............         --          --        14,965     0          20         --           --             20
Issuance of Convertible
Redeemable Preference
Shares (b)..............   3,000,000      18,000          --     --         --          --           --            --
Conversion of Redeemable
Convertible Preference
Shares to Ordinary
Shares (b)..............     (40,000)       (240)      40,000     0         240         --           --            240
Issuance of Warrant to
Visa....................         --          --           --     --         163         --           --            163
Expenses of share
issues..................         --          --           --     --      (2,187)        --           --         (2,187)
Net loss................         --          --           --     --         --       (6,873)         --         (6,873)
Currency translation
adjustment..............         --          --           --     --         --          --           295           295
                                                                                                              --------
Comprehensive income
(loss)..................         --          --           --     --         --          --           --         (6,578)
                          ----------    --------   ----------   ---     -------    --------      -------      --------
Balance at January 31,
1999....................   2,960,000      17,760   16,227,445    47       4,781      (9,474)         (54)       (4,700)
Conversion of Redeemable
Convertible Preference
Shares to Ordinary
Shares (b)..............  (2,960,000)    (17,760)   2,960,000     8      17,752         --           --         17,760
Issuance of Ordinary
Shares on exercise of
options (a).............         --          --        65,679     0         145         --           --            145
Issuance of Ordinary
Shares for Cash.........         --          --     5,887,598    16      63,086         --           --         63,102
Expense of share
issues..................         --          --           --     --      (3,546)        --           --         (3,546)
Stock compensation......         --          --           --     --       2,068         --           --          2,068
Net loss................         --          --           --     --         --      (12,111)         --        (12,111)
Currency translation
adjustment..............         --          --           --     --         --          --        (1,602)       (1,602)
                                                                                                              --------
Comprehensive income
(loss)..................         --          --           --     --         --          --           --        (13,713)
                          ----------    --------   ----------   ---     -------    --------      -------      --------
Balance at January 31,
2000....................           0    $      0   25,140,722   $71     $84,286    $(21,585)     $(1,656)     $ 61,116
                          ==========    ========   ==========   ===     =======    ========      =======      ========

----
(a) See note 12 to these statements
(b) See note 10 to these statements

                               TRINTECH GROUP PLC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (U.S. dollars in thousands)

                                                    Year ended January 31,
                                                    -------------------------
                                                     1998    1999      2000
                                                    ------  -------  --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (loss).................................. $  175  $(6,873) $(12,111)
Adjustments to reconcile net income (loss) to net
 cash used in operating activities:
 Depreciation and amortization.....................    339      566     2,277
 Stock compensation................................    --        83     2,148
 (Profit) on disposal of marketable securities.....    --      (159)     (919)
 Purchase of marketable securities.................    --   (64,227) (302,167)
 Sale of marketable securities.....................    --    57,208   261,434
 Effect of changes in foreign currency exchange
  rates............................................   (254)     252    (1,611)
 Changes in operating assets and liabilities:
   Inventories.....................................    (94)    (102)       75
   Accounts receivable............................. (2,292)     151    (4,536)
   Prepaid expenses and other assets...............   (153)    (515)     (252)
   Value added tax receivable......................   (178)      35       181
   Accounts payable................................    794     (647)    2,913
   Accrued payroll and related expenses............     38      331       362
   Deferred revenues...............................    254      333     2,591
   Value added tax payable.........................    317     (175)      148
   Warranty reserve................................    275      (99)     (213)
   Government grants repayable and related loans...    139      283        50
   Other accrued liabilities.......................    (55)     948     1,242
                                                    ------  -------  --------
Net cash (used in) provided by operating
 activities........................................   (695) (12,607)  (48,388)
                                                    ------  -------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment.................   (458)  (1,636)   (1,904)
Sale of property and equipment.....................     31       27        14
Purchase of capitalized software development
 costs.............................................    --    (2,500)      --
                                                    ------  -------  --------
Net cash used in investing activities..............   (427)  (4,109)   (1,890)
                                                    ------  -------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases...............    (37)     (86)     (127)
Issuance of ordinary shares........................      4    2,020    63,247
Issuance of convertible redeemable preference
 shares............................................    --    18,000       --
Expenses of share issue............................    --    (2,187)   (3,546)
Proceeds (repayments) of loans from directors......   (222)     --        --
Proceed (repayments) under bank overdraft
 facility..........................................   (172)     405      (388)
                                                    ------  -------  --------
Net cash provided by (used in) financing
 activities........................................   (427)  18,152    59,186
                                                    ------  -------  --------
Net increase (decrease) in cash and cash
 equivalents....................................... (1,549)   1,436     8,908
Effect of exchange rate changes on cash and cash
 equivalents.......................................    (78)     (17)      263
Cash and cash equivalents at beginning of period...  1,899      272     1,691
                                                    ------  -------  --------
Cash and cash equivalents at end of period......... $  272  $ 1,691  $ 10,862
                                                    ======  =======  ========
Supplemental disclosure of cash flow information
 Interest paid..................................... $   19  $   --   $      6
                                                    ======  =======  ========
 Taxes paid........................................ $   20  $   --   $      3
                                                    ======  =======  ========
Supplemental disclosure of non-cash flow
 information:
 Acquisition of property and equipment under
  capital leases................................... $  108  $   217  $    434
                                                    ======  =======  ========

                             See accompanying notes

                               TRINTECH GROUP PLC

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

 Organization

   Trintech Group PLC is organized as a public limited company under the laws of Ireland. Trintech Group PLC and its wholly-owned subsidiaries (collectively, the "Company") operate in two market segments: electronic PoS systems that securely process card payment transactions in a physical point-of-sale ("PoS") environment and e-payment software products that securely process on-line card-payment transactions over private and public networks, including the Internet. The Company also provides related development and professional services, including project management, implementation and training services. The Company's major customers, based on revenues earned, are banks and other financial transaction processors in Germany. The Company also earns significant revenues from similar customers in other European countries, the Americas and the rest of the world.

   In March 1998 the Company completed a private placement of $2 million in ordinary shares and in August 1998 the Company completed a private placement of $18 million in Series A Redeemable Convertible Preference Shares.

   In August 1999, 5,800,000 American Depositary Shares ("ADS") representing 5,800,000 Ordinary shares were sold in an initial public offering (the "IPO"). Simultaneous with that sale, the underwriters elected to exercise their over-allotment option to purchase an additional 87,598 ADS representing 87,598 Ordinary Shares.

   Trintech converted all its Redeemable Convertible Preferred Shares into Ordinary Shares on the completion of its IPO.

 Basis of Presentation and Principles of Consolidation

   The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands, Germany and the United States after eliminating all material inter-company accounts and transactions.

 Use of Estimates

   The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

 Vulnerabilities due to Certain Concentrations

   A small number of customers have historically accounted for a significant portion of the Company's revenues. The loss of any of the Company's major customers or delays in orders by any such customers could have a material adverse effect on the Company's business and results of operations.

   The Company uses two manufacturers for its PoS system products. While the Company has alternative manufacturing sources, if either manufacturer increased cost or ceased manufacturing the Company may not be able to rapidly obtain alternative capacity at a comparable price. Failure to obtain an adequate supply of products on a timely basis would delay product delivery to customers, which may have a material adverse effect on the Company's business and results of operations.

                              TRINTECH GROUP PLC

1. Organization and Summary of Significant Accounting Policies--(Continued)

 Companies Acts, 1963 to 1999

   The financial information relating to Trintech Group PLC and its subsidiaries included in this document does not comprise statutory financial statements as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to the company's annual return lodged with the Registrar of Companies. The auditors have made reports without qualification under Section 193 of the Irish Companies Act, 1990 in respect of all such financial statements. Copies of statutory financial statements of the Company as an individual entity for the years ended January 31, 1998 and January 31, 1999 have been so annexed to the relevant annual returns, and a copy of the group statutory financial statements for the year ended January 31, 2000 will be annexed to the relevant annual return in due course.

 Translation of Financial Statements of Foreign Entities

   The Irish pound ("IR(Pounds)") is the functional currency of the Company and the Company's subsidiaries in Ireland. The US dollar ("US$") is the functional currency of the Company's subsidiaries in the United States and the Cayman Islands. The United Kingdom pound sterling (Sterling) is the functional currency of the Company's UK subsidiary and the Deutsche mark is the functional currency of the Company's subsidiary in Germany. Transaction gains or losses arising on changes in the exchange rates between functional currencies and foreign currencies are included in net income (loss) for the period.

   The Company's assets and liabilities are translated to US dollars, the reporting currency, at the exchange rate at the balance sheet date. Revenues, costs and expenses are translated to US dollars at average rates of exchange prevailing during the periods. Translation adjustments arising are reported as a component of shareholders' equity.

 Revenue Recognition

   The Company's revenue is derived from product sales, license fees and charges for services.

   The Company recognizes product revenue from the sale of electronic PoS system products upon shipment.

   For Fiscal Years 1999 and 2000, the Company followed the revenue recognition criteria of Statement of Position 97-2 ("SOP 97-2"), as amended by SOP 98-4 and SOP 98-9 issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants for its license revenue. The adoption of SOP 97-2 did not have a material effect on the Company's operating results.

   Under the terms of SOP 97-2 where an arrangement to deliver software does not require significant production, modification or customization, the Company recognizes license revenue when all of the following criteria are met:

  .  persuasive evidence of an arrangement exists;

  .  delivery has occurred;

  .  vendor's fee is fixed or determinable; and

  .  collectibility is probable.

   For Fiscal Year 1998, the Company followed the revenue recognition criteria set out in SOP 91-1. Accordingly, the Company recognized license revenue on shipment, provided that it had no significant related obligations or collection uncertainties remaining.

                               TRINTECH GROUP PLC

1. Organization and Summary of Significant Accounting Policies--(Continued)

   The Company recognizes technical support revenue ratably over the term of the support agreement, generally twelve months.

   The Company recognizes service revenue when earned. Service revenue is derived from consultancy, educational and training and customization and implementation services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided. Where contracts for services extend over a number of accounting periods and are not being provided on a time and materials basis the revenue is accounted for in conformity with the percentage-of-completion contract accounting method. Percentage-of-completion is measured using output measures, primarily arrangement milestones where such milestones indicate progress to completion, or input measures using the allocation of time spent to date as a proportion of total time allocated to the contract.

 Cost of Revenue

   Cost of product revenue includes outsourced manufacturing costs, and packaging, documentation, labor and other costs associated with packaging and shipping electronic PoS system products. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived and the cost of providing after-sale support and maintenance services to customers. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

 Cash and Cash Equivalents

   The Company considers all highly liquid investments with insignificant interest rate risk and purchased with a maturity of three months or less to be cash equivalents.

 Marketable Securities

   Marketable securities consist of commercial paper, corporate bonds and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, the Company invests in high grade marketable securities. All marketable securities are defined as trading securities under the provisions of Statement of Financial Account Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and unrealized holding gains and losses are reflected in earnings.

 Research and Development

   Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards Number 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through January 31, 2000, all research and development costs have been expensed.

   On March 31, 1998, Trintech Technologies Limited, a subsidiary of the Company purchased technology for US$2.5 million from RSA Data Security, a wholly owned subsidiary of Security Dynamics, under the terms of the RSA Technology License Agreement. The technology comprised a license to the source code and a royalty-free sublicensable license to the object code, for S/PAY and J/PAY. S/PAY and J/PAY are encryption technology toolkits that implemented and provided the functionality of certain elements of the SET 0.0 standard, and the license is exclusive as to the SET portions of the source code. The purchase of this

                               TRINTECH GROUP PLC

1. Organization and Summary of Significant Accounting Policies--(Continued)

technology has been accounted for as expenditure on a product enhancement that has reached technological feasibility and accordingly has been capitalized. The capitalized costs are being amortized to income on the sales curve or straight line methods, whichever gives the greater amortization, over the two year period from February 1, 1999 following the achievement of the SET mark in January 1999 and the general availability of the enhanced product from that date.

 Property and Equipment

   Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of the assets as follows:

   Motor vehicles, computer and office equipment, furniture and fixtures......................................................... 3 years

 Net Income (Loss) per Ordinary Share

   Basic and diluted earnings per share is calculated in accordance with statement of Financial Accounting Standards No. 128 "Earnings per Share" ("Statement 128"). All earnings per share amounts for all periods have been presented in conformity with the requirements of Statement 128.

 Concentration of Credit Risk

   The Company sells its products primarily to banks and financial transaction processors throughout the world. While a small number of customers have historically accounted for a significant portion of the Company's revenue, management believes that these customers are credit worthy and, accordingly, minimal credit risk exists with respect to these customers. The Company performs ongoing credit evaluations on its customers and maintains reserves for potential credit losses. To date such losses have been within management's expectations. The Company had an allowance for doubtful accounts of approximately US$98,000, US$241,000 and US$330,000 at January 31, 1998, 1999
and 2000 respectively. The Company generally requires no collateral from its customers.

   The Company invests its excess cash in low-risk, short-term deposit accounts with high credit-quality banks in the United States, Germany and Ireland. At January 31, 2000 US$48,830,000 was invested in marketable securities held for trading purposes, comprised of US$19,550,000 in corporate bonds and US$29,280,000 in U.S. government agency securities, under the management of a financial institution. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

 Employment Grants

   Employment grants are credited to the income statement when earned and offset against the related payroll expense in two equal installments, the first on the creation of the job, and the second six months following the creation of the job.

 Marketing Grants and related loans

   Marketing grants and related loans received are accounted for in accordance with the terms of the agreement for the specific grant/loan. This is either as a 50% offset against the relevant expenditure on developing an overseas market and a 50% loan to be repaid at rates linked to future revenues earned in the related markets, or as a 100% loan to be repaid at rates linked to future revenues earned in the related markets. All loan amounts are credited to a balance sheet liability account as the Company believes they will have to be repaid in the future.

                               TRINTECH GROUP PLC

1. Organization and Summary of Significant Accounting Policies--(Continued)

 Accounting for Income Taxes

   The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

 Foreign Exchange Contracts

   From time to time one of the Company's Irish subsidiaries enters into foreign exchange contracts as a hedge against accounts receivable in currencies other than its functional currency. Market value gains and losses are recognized, and the resulting credit or debit offsets foreign exchange losses or gains included in Exchange gain (loss), net in the statement of operations.

 Stock Compensation

   The Company has elected to follow Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees", ("APB 25") and related interpretations in accounting for its stock options. FASB Statement Number 123, "Accounting for Stock-Based Compensation", ("SFAS 123"), requires that companies electing to continue using the intrinsic value method make pro-forma disclosures of net earnings and earnings per share as if the fair value based method of accounting had been applied. See Note 12 for the fair value disclosures required under SFAS 123.

   Under APB 25, the Company has not recognized compensation expense during the years ended January 31, 1998, 1999 and 2000 respectively, as the Company believes the exercise price of the Company's share options at the date of grant was equal to or greater than the estimated fair value of the underlying shares on the date of grant.

   The Company has followed the provisions of SFAS 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", in accounting for warrants and options issued to nonemployees. The Company has adopted the fair value method as prescribed by SFAS 123 in determining the fair value of the warrants issued and the resultant compensation expense. The Company has recognized compensation expense of US$0, US$83,000 and US$2,148,000 during the years ended January 31, 1998, 1999 and 2000 respectively in respect of warrants issued to nonemployees.

 Advertising and Promotion Expense

   All costs associated with advertising are expensed as incurred. Advertising and promotion expense was US$215,000, US$919,000 and US$1,125,000 for the years ended January 31, 1998, 1999 and 2000, respectively.

 Inventories

   Inventories are stated at the lower of cost or market.

 Warranty Reserves

   The Company maintains reserves for future warranty claims arising from past sales of product. The Company makes provision for such costs when revenue is recorded from product sales.

                               TRINTECH GROUP PLC

1. Organization and Summary of Significant Accounting Policies--(Continued)

 Recent Accounting Pronouncements

   In 1998, The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which was originally required to be adopted for fiscal years commencing after June 15, 1999 but has now been deferred to fiscal years commencing after June 15, 2000. SFAS 133, requires all derivatives to be recorded in the balance sheet at fair value and establishes "special accounting" for the following three different types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments ("referred to as fair value hedges"), hedges of the variable cash flows of forecasted transactions ("cash flow hedges") and hedges of foreign currency exposures of net investments in foreign operations ("forwards"). Forwards that are not hedges must be adjusted to fair value through income. If the forwards are hedges, depending on the nature of the hedges, changes in their fair values will either be offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on the earnings and financial position of the Company. Because SFAS 133 allows certain foreign currency transactions to be accounted for as hedges, the Company may change its policies towards the management of certain foreign currency exposures. Any changes that may occur would be to reduce the Company's exposure to foreign currency risks.

2. Cash and Marketable Securities

                                                                   January 31,
                                                                  --------------
                                                                  1998 1999 2000
                                                                  ---- ---- ----
                                                                  (U.S. dollars
                                                                  in thousands)
     Restricted Cash............................................. $ -- $ -- $161
                                                                  ==== ==== ====

   Marketable securities are considered to be trading securities per SFAS 115 and are carried on the balance sheet at their market value.

                                                             January 31, 1999
                                                           --------------------
                                                                Unrealized
                                                                   Gain  Market
                                                            Cost  (Loss) Value
                                                           ------ ------ ------
                                                             (U.S. dollars in
                                                                thousands)
     U.S. Government Agency Securities.................... $3,152  $ 3   $3,155
     Corporate bonds......................................  4,028   (5)   4,023
                                                           ------  ---   ------
       Total.............................................. $7,180  $(2)  $7,178
                                                           ======  ===   ======

                                                          January 31, 2000
                                                     --------------------------
                                                             Unrealized Market
                                                      Cost      Gain     Value
                                                     ------- ---------- -------
                                                          (U.S. dollars in
                                                             thousands)
     U.S. Government Agency Securities.............. $29,120    $160    $29,280
     Corporate bonds................................  19,385     165     19,550
                                                     -------    ----    -------
       Total........................................ $48,505    $325    $48,830
                                                     =======    ====    =======

                               TRINTECH GROUP PLC

2. Cash and Marketable Securities--(Continued)

   The change in unrealized gain (loss) included in net income (loss) is as follows:

                                                                  Year ended
                                                                  January 31,
                                                                  ------------
                                                                  1999   2000
                                                                  -----  -----
                                                                     (U.S.
                                                                  dollars in
                                                                  thousands)
   Unrealized (loss) at beginning of period...................... $  --  $  (2)
   Included in income (loss) in the period.......................    (2)   327
                                                                  -----  -----
   Unrealized gain (loss) of end of period....................... $  (2) $ 325
                                                                  =====  =====

3. Revolving Credit Facility: Bank Overdraft Facility and Overdrafts

   The Company currently has a secured overdraft facility of IR(Pounds)650,000 (approximately US$808,000) from Bank of Ireland. This overdraft is secured by a debenture over the assets of Trintech Group PLC, Trintech Limited and Trintech Technologies Limited to a value of IR(Pounds)650,000. Advances under the facility bear interest at the Bank's AA overdraft rate, 5.94% as at January 31, 2000. As of January 31, 2000 there was US$0 outstanding under the facility. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand.

4. Inventories

                                                            January 31,
                                                    -----------------------------
                                                      1998      1999      2000
                                                    ------------------- ---------
                                                    (U.S. dollars in thousands)
     Raw materials................................. $    398 $      333 $     78
     Finished goods................................      495        722      762
                                                    -------- ---------- --------
       Total....................................... $    893 $    1,055 $    840
                                                    ======== ========== ========

5. Foreign Exchange Contracts and Fair Value of Financial Instruments

   At January 31, 2000, the Company had a contract maturing in February 2000 and a contract maturing in May 2000 each to sell 1,000,000 US dollars and receive euro. The fair value of the contracts at January 31, 2000 was US$100,000 negative. At January 31, 1998, the Company had contracts maturing in February 1998 to sell 500,000 Deutsche marks and receive Irish pounds. The fair value of the contract at January 31, 1998 was $2,000 negative.

                                               January 31,
                             -------------------------------------------------
                                  1998            1999              2000
                             --------------  ---------------  ----------------
                             Carrying Fair   Carrying  Fair   Carrying  Fair
                              Amount  Value   Amount  Value    Amount   Value
                             -------- -----  -------- ------  -------- -------
                                       (U.S. dollars in thousands)
Non Derivatives
Cash and cash equivalents..    $272   $272    $1,691  $1,691  $10,862  $10,862
Marketable Securities
 trading...................    $--    $--     $7,178  $7,178  $48,830  $48,830

Derivatives
Foreign currency forward
 contracts.................    $--    $ (2)   $  --   $   (2) $   --   $  (100)

   The carrying amounts in the table are included in the statements of financial position under the indicated captions.

                               TRINTECH GROUP PLC

6. Operating Lease Commitments

   The Company's significant operating leases are for the premises in Dublin, Ireland; Frankfurt, Germany; San Mateo, California; Austin, Texas; and Princeton, New Jersey. In Dublin, the Company leases the new corporate headquarters from John and Cyril McGuire, officers and directors of the Company. The new facility is held under a lease expiring in 2023, with rent reviews every five years and an option to exit in 2007. The rent paid by the company was determined after completion of a survey of the rental market, and the terms of the lease are no less favorable than those that could be obtained in arms-length transactions. The Frankfurt facility is under a five year lease which expires in 2004. The San Mateo facility is under a 5 year lease which expires in 2004. The Austin facility is under a two year lease which expires in 2001. The Princeton facility is under a five year lease which expires in 2003. Rent expense under all operating leases was approximately, US$345,000, US$574,000 and US$1,236,000 for the years ended January 31, 1998, 1999, and 2000, respectively.

   Future minimum lease payments under the operating leases as of January 31, 2000, are as follows (U.S. dollars in thousands):

     Year ending January 31,
       2001............................................................. $1,518
       2002.............................................................  1,492
       2003.............................................................  1,428
       2004.............................................................  1,254
       2005.............................................................    860
       Thereafter.......................................................  1,035
                                                                         ------
       Total minimum lease payments..................................... $7,587
                                                                         ======

7. Capital Leases

   The following is an analysis of the property acquired under capital leases, and included in property and equipment, by major classes:

                                                Asset balances at January 31,
                                                -------------------------------
                                                  1998       1999       2000
                                                ---------  ---------  ---------
                                                 (U.S. dollars in thousands)
     Computers and office equipment............ $     291  $     309  $     705
     Motor vehicles............................        51         36         62
     Fixtures and fittings.....................        25         14         12
                                                ---------  ---------  ---------
       Total cost..............................       367        359        779
     Accumulated depreciation..................      (263)      (118)      (218)
                                                ---------  ---------  ---------
       Total, net.............................. $     104  $     241  $     561
                                                =========  =========  =========

                               TRINTECH GROUP PLC

7. Capital Leases--(Continued)

   The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of January 31, 2000 (U.S. dollars in thousands):

     Year ending January 31,
       2001............................................................... $175
       2002...............................................................  164
       2003...............................................................  123
       2004...............................................................   88
       2005...............................................................   83
                                                                           ----
       Total minimum lease payments.......................................  633
       Less: Amount representing interest.................................  (68)
                                                                           ----
     Present value of net minimum lease payments.......................... $565
                                                                           ====

   The current portion and non-current portion of present value of net minimum lease payments as of January 31, 2000 was US$156,000 and US$409,000, respectively.

8. Property and Equipment

   Property and equipment consist of the following:

                                                            January 31,
                                                      -------------------------
                                                       1998     1999     2000
                                                      -------  -------  -------
                                                         (U.S. dollars in
                                                            thousands)
     Computers and office equipment.................. $ 1,482  $ 2,233  $ 3,938
     Motor vehicles..................................     251       82      162
     Fixtures and fittings...........................      84      766      919
                                                      -------  -------  -------
     Total cost......................................   1,817    3,081    5,019
     Accumulated depreciation........................  (1,078)  (1,023)  (1,829)
                                                      -------  -------  -------
     Property and equipment, net..................... $   739  $ 2,058  $ 3,190
                                                      =======  =======  =======

9. Redeemable Preference Shares

   At January 31, 1997 the Company's authorized share capital included 200,000 redeemable preference shares at a par value of IR(Pounds)1 each.

   On January 31, 1997, pursuant to the Company's Articles of Association, the 181,062 redeemable preference shares, then in issue, were redeemed at par, for a consideration of IR(Pounds)181,062 (approximately US$288,000) out of the proceeds of a new issue of ordinary shares on that date.

   On November 21, 1997 the Company cancelled the authorized redeemable preference shares.

   The redeemable preference shares conferred on the holders thereof upon a winding up of the Company the right to a repayment of capital in priority to a repayment of capital to the holders of ordinary shares in the capital of the Company. Such redeemable preference shares did not, however, confer upon the holders thereof any further rights to participate in the assets of the Company. The preference shares conferred on the holders thereof the rights to receive notice of and to attend all general meetings of the Company, but not the right to vote on any resolution proposed thereof, nor the right to receive a dividend, from the Company.

                               TRINTECH GROUP PLC

10. Shareholders' Equity and Redeemable Convertible Preference Shares

   The Company's authorized share capital comprises 100,000,000 Ordinary shares of US$0.0027 par value per share and 10,000,000 Series B Redeemable Convertible Preference Shares of US$0.0027 par value per share.

   The Company previously had authorized share capital of IR(Pounds)206,000 comprising 100,000,000 Ordinary shares of IR(Pounds)0.002 par value per share and 3,000,000 Series A Redeemable Convertible Preference Shares of IR(Pounds)0.002 par value per share. On August 23, 1999 in connection with the re-registration of the Company as a public limited company, the Company re-organised its share capital into Ordinary shares and Series A Redeemable Convertible Preference Shares of US$0.0027 par value per share in the following manner:

     The authorised share capital was first reduced from IR(Pounds)206,000 to IR(Pounds)38,431 by the cancellation of 83,744,574 authorised and unissued Ordinary Shares of IR(Pounds)0.002 each and 40,000 Series A Redeemable Convertible Preference Shares of IR(Pounds)0.002 each.

     The authorised share capital was then increased to IR(Pounds)38,431 plus US$278,100 by the creation of 100,000,000 Ordinary shares of US$0.0027 each and 3,000,000 Redeemable Convertible Preference Shares of US$0.0027 each.

     The 16,255,426 Ordinary shares of IR(Pounds)0.002 each in issue at that date were converted to redeemable shares and these shares, together with the 2,960,000 Series A Redeemable Convertible Preference Shares of IR(Pounds)0.002 each were redeemed out of the proceeds of a fresh issue of 16,255,426 Ordinary shares of US$0.0027 each and 2,960,000 Series A Redeemable Convertible Preference Shares of US$0.0027 each.

     The authorised share capital was then reduced to US$278,100 by the cancellation of the authorised shares of IR(Pounds)0.002 each which had been redeemed.

   On the closing of the initial public offering of the Company's shares the authorised share capital was reduced to US$270,000 by the cancellation of the 3,000,000 Series A Redeemable Convertible Preference Shares of US$0.0027 each.

   Immediately thereafter the authorised share capital was increased to US$297,000 by the creation of 10,000,000 Series B Preference Shares of US$0.0027 each which may be issued with such special, qualified, preferred, deferred or other rights or privileges or conditions as to capital, dividends, rights of voting or other matters as the Directors may decide.

   The accompanying financial statements have given effect to this re-organisation.

   Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish company law.

   During 1998, in connection with the issuance of the Series A Redeemable Convertible Preference Shares and certain strategic marketing agreements with VISA International, the Company issued a warrant to purchase 250,000 of the Company's Ordinary Shares at a price of US$6 per share. The warrant is fully exercisable upon the date of issuance and expires two years from the date of the strategic marketing agreement.

   The Company has determined the fair value of the warrant at the time of issuance using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 6%; dividend yields of 0%; volatility factors of the expected market price of the Company's ordinary shares of 0.325; and a weighted-average expected life of the option of two years. The determined value of the warrant was debited to prepaid expenses and other current assets and is being charged to marketing expenses over the two year term of

                               TRINTECH GROUP PLC

10. Shareholders' Equity and Redeemable Convertible Preference Shares-- (Continued)

the strategic marketing agreement. The Company amortised US$83,000 and US$80,000 of the value of the warrant to sales and marketing expense in the years ended January 31, 1999 and 2000, respectively.

   During 1999, in connection with a strategic alliance with MasterCard, the Company issued options to purchase 50,000 shares of the Company's Ordinary Shares at prices ranging from US$11.55 to US$12.50. The options vest eighteen months from the date of grant and expire two years from the date of issuance.

   The Company has determined the fair value of the options at the period end using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest range of 5.5%; divided yields of 0%; volatility factors of the expected market price of the Company's ordinary shares of 0.4; and a weighted-average expected life of the options of 1.34 years. The Company recorded US$587,000 in stock compensation related to these options in the year ended January 31, 2000.

   Also in 1999, in connection with the formation of the Company's Advisory Board, the Company issued options to purchase 60,000 shares of the Company's Ordinary Shares at an exercise price of US$11.36 to each of the three Advisory Board Members. The options vest ratably over 4 years and expire after seven years from the date of grant.

   The Company has determined the fair value of the options at the period end using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 5.5%; dividend yields of 0%; volatility factors of the expected market price of the Company's ordinary shares of 0.4; and a weighted-average expected life of the options of 1.16 years. The company recorded US$1,481,000 in stock compensation related to these options in the year ended January 31, 2000.

   The holders of the Series A Redeemable Convertible Preference Shares were entitled to receive a dividend, when and if declared by the Board of Directors, on an equal basis with the holders of Ordinary Shares. There were no dividends declared or payable by the Company in any of the years presented. At January 31, 1998, 1999 and 2000 the Company did not have any profits available for distribution.

   The Series A Redeemable Convertible Preference Shares were redeemable on a change of control and accordingly were classified outside shareholders' equity at their redemption value.

   The Series A Redeemable Convertible Preference Shares were convertible at any time at the option of the holder into Ordinary Shares at the then effective conversion price. The Series A Redeemable Convertible Preference Shares automatically converted into Ordinary Shares: upon the closing of a firmly underwritten public offering under the Securities Act of 1933 (IPO) of Ordinary Shares of the Company at a per share price not less than US$10.50 per share and for a total offering of not less than US$20 million; or at such time as the Company received the consent of not less than two-thirds of the holders of the Series A Redeemable Convertible Preference Shares; or in the event that fewer than one-third of the originally issued Series A Redeemable Convertible Preference Shares remained outstanding.

   Each Series A Redeemable Convertible Preference Share had a number of votes equal to the number of Ordinary Shares then issuable upon conversion of such Series A Redeemable Convertible Preference Shares. Upon liquidation, the holders of the Series A Redeemable Convertible Preference Shares were entitled to receive a per share amount equal to the Original Purchase Price plus any declared but unpaid dividends, before any distribution was made to the holders of the Ordinary Shares.

   In August 1998, 40,000 Series A Redeemable Convertible Preference Shares were converted to 40,000 Ordinary Shares at a conversion price of US$6 each. In September 1999, the remaining 2,960,000 Series A Redeemable Convertible Preference Shares were converted to 2,960,000 Ordinary Shares.

                               TRINTECH GROUP PLC

11. Net Income (Loss) Per Ordinary Share

                                                   Year ended January 31,
                                              ---------------------------------
                                                 1998       1999        2000
                                              ---------- ----------  ----------
                                                (U.S. dollars in thousands,
                                              except share and per share data)
Numerator:
Numerator for basic and diluted net income
 (loss) per ordinary share--Income (loss)
 available to ordinary shareholders.........  $      175 $   (6,873) $  (12,111)
Denominator:
Denominator for basic earnings per share--
 weighted average Ordinary Shares...........  15,688,335 16,157,831  19,309,964
Effect of employee stock options............      60,826        --          --
                                              ---------- ----------  ----------
Denominator for diluted net income (loss)
 per Ordinary Share.........................  15,749,161 16,157,831  19,309,964
                                              ---------- ----------  ----------
Basic net income (loss) per Ordinary Share..  $     0.01 $    (0.43) $    (0.63)
                                              ---------- ----------  ----------
Diluted net income (loss) per Ordinary
 Share......................................  $     0.01 $    (0.43) $    (0.63)
                                              ---------- ----------  ----------
ADSs used in computing basic net income
 (loss) per equivalent ADS..................  31,376,670 32,315,662  38,619,928
                                              ---------- ----------  ----------
ADSs used in computing diluted net income
 (loss) per equivalent ADS..................  31,498,322 32,315,662  38,619,928
                                              ---------- ----------  ----------

12. Employee Benefit Plans

   The Company has elected to follow Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees", ("APB 25") and related interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement Number 123, "Accounting for Stock-Based Compensation", ("SFAS 123"), requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, the Company has not recognized compensation expense during the years ended January 31, 1998, 1999 and 2000, respectively, as the Company believes the exercise price of the Company's share options at the date of grant was equal to or greater than the estimated fair value of the underlying shares on the date of grant.

   The Company established a share option scheme in January 1990, which was available to all employees of the Company. Options granted under this scheme generally had a three year vesting period. All options granted under this scheme were granted prior to 1994. There are no options outstanding under the scheme. This scheme was terminated in October 1998.

   In May 1997 the Company established the Trintech Group Limited Share Option 1997 Scheme (the "1997 Scheme"). The 1997 Scheme initially provided for the issuance of up to 1,200,000 of the Company's Ordinary Shares. In June 1998, Trintech's Board of Directors and shareholders approved an amendment to the 1997 Scheme, providing for an increase in the number of Ordinary Shares that may be issued under the 1997 Scheme to an aggregate of 2,200,000. In July 1999, Trintech's Board of Directors and shareholders approved an amendment to the 1997 Scheme, providing for an increase in the number of Ordinary Shares that may be issued under the 1997 Scheme to an aggregate of 3,700,000. All options granted have a seven year term and generally commence vesting at a rate of one twelfth of the total.

   During 1998, the Company's Board of Directors and shareholders also approved the Directors and Consultants Share Option Scheme which provides for the grant of options to purchase a maximum of 200,000 Ordinary Shares of the Company to non-employee directors and consultants of the Company. In July 1999,

                               TRINTECH GROUP PLC

12. Employee Benefit Plans--(Continued)

Trintech's Board of Directors and shareholders approved an amendment to the 1998 Scheme, providing for an increase in the number of Ordinary Shares that may be issued under the 1998 Scheme to an aggregate of 600,000.

   In August, 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 employee savings related share option scheme for our Irish employees. The Company may issue an aggregate of 350,000 shares under the 1999 savings related scheme. The scheme will be adopted shortly by the board following the receipt of approval by the Irish Revenue Commissioners. The 1999 savings related scheme applies to all of the Company's qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase ordinary shares at a discount of 15% to the market value of ordinary shares on the last day on which the ordinary shares were traded before grant. Participants must enter into approved savings arrangements the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2000 no shares had been issued under this plan.

   On August 23, 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 employee share purchase plan for Trintech's U.S. employees. The Company may issue an aggregate of 350,000 ordinary shares under the 1999 share purchase plan. The 1999 share purchase plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year. The 1999 share purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's compensation. As of January 31, 2000 no shares had been issued under this plan.

   In the fourth quarter of fiscal year 2000, the Company recorded a stock compensation charge of US$2.1 million in relation to stock options granted at market value to the members of Trintech's advisory board and to a strategic alliance partner with the Company.

   Pro forma information regarding net income is required by SFAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1999 and 2000: risk free interest rate of 6%, 5% and 6% respectively; dividend yields of 0%; volatility factors of the expected market price of the Company's ordinary shares for options granted following the initial public offering of 0.4 and volatility factors of 0.001 (to approximate to the minimum value method appropriate for non-public companies) for options granted prior to the initial public offering and a weighted-average expected life of the option of three years.

   The Black-Scholes option model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

                               TRINTECH GROUP PLC

12. Employee Benefit Plans--(Continued)

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows for the years ended January 31, 2000 (in thousands of U.S. dollars):

                                                       Year ended January 31,
                                                       -----------------------
                                                       1998   1999      2000
                                                       ----- -------  --------
     Pro forma net income (loss)...................... $ 115 $(7,014) $(12,835)
                                                       ===== =======  ========
     Pro forma net income (loss) per ordinary share
       Basic.......................................... $0.01 $ (0.43) $  (0.66)
       Diluted........................................ $0.01 $ (0.43) $  (0.66)
     Pro forma net income (loss) per equivalent ADS
       Basic.......................................... $0.00 $ (0.22) $  (0.33)
       Diluted........................................ $0.00 $ (0.22) $  (0.33)

   A summary of the Company's stock option activity and related information for the years ended January 31, 1998, 1999 and 2000 follows:

                          January 31, 1998    January 31, 1999     January 31, 2000
                          ------------------ -------------------- --------------------
                                   Weighted-            Weighted-            Weighted-
                                    average              average              average
                                   exercise             exercise             exercise
                          Options    price    Options     price    Options     price
                          -------  --------- ---------  --------- ---------  ---------
Outstanding at beginning
 of Period..............   31,651    $1.00     912,393    $2.12   1,486,681   $ 3.40
Granted.................  903,420    $2.15     756,220    $4.59   2,471,358    16.36
Lapsed..................  (18,538)   $1.78    (166,967)   $2.02    (281,033)    7.45
Exercised...............   (4,140)   $1.00     (14,965)   $1.34     (65,679)    2.41
                          -------    -----   ---------    -----   ---------   ------
Outstanding at end of
 period.................  912,393    $2.12   1,486,681    $3.40   3,611,327   $11.96
                          =======    =====   =========    =====   =========   ======
Exercisable at end of
 period.................   23,573    $1.00     129,257    $2.27     438,116   $ 3.79
                          =======    =====   =========    =====   =========   ======

                                      Weighted-       Weighted-       Weighted-
                                       average         average         average
                                Fair  exercise  Fair  exercise  Fair  exercise
                                Value   price   Value   price   Value   price
                                ----- --------- ----- --------- ----- ---------
Weighted-average fair value of
 options granted during the
 year for options whose
 exercise price exceeds the
 market price of the Ordinary
 Shares on the date of grant..  $0.26   $2.20   $ --    $ --    $ --   $  --
Weighted-average fair value of
 options granted during the
 year for options whose
 exercise price equals the
 market price of the Ordinary
 Shares on the date of grant..  $0.45   $2.14   $0.83   $4.59   $3.91  $16.36

                               TRINTECH GROUP PLC

12. Employee Benefit Plans--(Continued)

   Exercise prices for options outstanding as of January 31, 2000 ranged from $1.55 to $60.00 per share. The breakdown of outstanding options at January 31, 2000 by price range is as follows:

                                     Weighted average      Options     Options
Price range                       remaining life (years) outstanding exercisable
-----------                       ---------------------  ----------- -----------
$ 1.55-- 2.99....................         4.57              758,390    306,235
$ 3.00-- 9.99....................         5.73              564,779     79,190
$10.00--11.49....................         6.42            1,219,125     46,908
$11.50--48.99....................         6.44              979,833      5,783
$49.00--60.00....................         6.93               89,200        --
                                                          ---------    -------
                                                          3,611,327    438,116
                                                          =========    =======

   Options have been granted in US dollars since September 1999, previously options were granted in Irish pounds. The U.S. dollar equivalents for disclosures above have been determined using the U.S. dollar rate at the date of each grant.

13. Income Taxes

                                                       Year ended January
                                                               31,
                                                      ----------------------
                                                      1998  1999      2000
                                                      ---- -------  --------
                                                        (U.S. dollars in
                                                           thousands)
     Income (loss) before provision for income taxes
      consists of the following:
       Ireland....................................... $161 $(2,887) $(16,172)
       Foreign.......................................   64  (3,986)    4,604
                                                      ---- -------  --------
         Total....................................... $225 $(6,873) $(12,108)
                                                      ==== =======  ========

   The provision for income taxes consists of the following:

                                                                    Year ended
                                                                   January 31,
                                                                  --------------
                                                                  1998 1999 2000
                                                                  ---- ---- ----
                                                                  (U.S. dollars
                                                                  in thousands)
     Current:
       Ireland................................................... $50  $ -- $ 3
       Foreign...................................................  --    --  --
                                                                  ---  ---- ---
         Total current........................................... $50  $ -- $ 3
                                                                  ===  ==== ===
     Deferred:
       Ireland................................................... $--  $ -- $--
       Foreign...................................................  --    --  --
                                                                  ---  ---- ---
         Total deferred.......................................... $--  $ -- $--
                                                                  ===  ==== ===
         Total provision for income taxes........................ $50  $ -- $ 3
                                                                  ===  ==== ===

                               TRINTECH GROUP PLC

13. Income Taxes--(Continued)

   The provision for income taxes differs from the amount computed by applying the statutory income tax rate to income before taxes. The sources and tax effects of the differences are as follows:

                                                       Year ended January
                                                               31,
                                                      -----------------------
                                                      1998    1999     2000
                                                      -----  -------  -------
                                                        (U.S. dollars in
                                                           thousands)
     Income taxes computed at the Irish statutory
      income tax rate of 38% for 1998, 31.66% for
      1999 and 27.66% for 2000....................... $  82  $(2,176) $(3,349)
     Income (losses) from Irish manufacturing
      operations (taxed) relieved at lower rates.....   159      657    2,456
     Income (losses) subject to (relieved at) higher
      rates of tax...................................    (4)    (504)     707
     Income (losses) subject to (relieved at) lower
      rates of tax...................................   (15)     --       --
     Operating losses utilized.......................    (9)     --    (1,530)
     Operating losses not utilized...................    61    2,477    1,737
     Income not subject to tax.......................  (302)    (648)  (1,003)
     Foreign withholding tax.........................    21      --       --
     Non-deductible expenses.........................    57      194      345
     Non-deductible stock compensation...............   --       --       640
                                                      -----  -------  -------
       Total provision for income taxes.............. $  50  $   --   $     3
                                                      =====  =======  =======

                                                          Year ended January
                                                                  31,
                                                          ---------------------
                                                          1998    1999    2000
                                                          -----  ------  ------
                                                           (U.S. dollars in
                                                              thousands)
     Deferred tax assets
     Net operating loss carryforwards.................... $ 965  $3,584  $3,305
                                                          -----  ------  ------
     Total deferred tax assets...........................   965   3,584   3,305
     Valuation allowance.................................  (965) (3,584) (3,305)
                                                          -----  ------  ------
     Net deferred tax assets.............................   --      --      --
                                                          =====  ======  ======

   At January 31, 2000, the Company had Irish manufacturing, German, U.S. and U.K. net operating loss carryforwards of approximately US$20,661,000, US$295,000, US$2,660,000 and US$111,000 respectively. The utilization of these net operating loss carryforwards is limited to the future profitable operations of the Company in the related tax jurisdictions in which such carryforwards arose. The Irish, German and U.K. losses carry forward indefinitely. The U.S. loss carryforwards will expire in 2014 if not previously utilized. 100% valuation allowances have been provided against the net operating loss carryforwards because of the history of operating losses in the related tax jurisdictions.

                               TRINTECH GROUP PLC

14. Segment Information

   Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance. The Company's chief operating decision maker is the Chief Executive Officer. To date, the Company has viewed its operations as principally two segments:

                          Year ended January 31, 1998
                          (U.S. dollars in thousands)

                                      Licenses  Segments   All    Consolidated
                             Product & Services  Total    Other      Total
                             ------- ---------- -------- -------  ------------
Revenue..................... 10,824     5,822    16,646      --      16,646
Cost of Sale................  8,352     1,342     9,694      --       9,694
Gross Profit................  2,472     4,480     6,952      --       6,952
Operating Expenses..........    783     2,204     2,987    3,746      6,733
Operating Profit (Loss).....  1,689     2,276     3,965   (3,746)       219
Non-operating Income
 (expense), net.............    --        --        --       (44)       (44)
                             ------    ------    ------  -------    -------
Net Income (Loss)...........  1,689     2,276     3,965   (3,790)       175
                             ======    ======    ======  =======    =======
Segment Assets..............  3,146     1,764     4,910    2,093      7,003
                             ======    ======    ======  =======    =======

                          Year ended January 31, 1999
                          (U.S. dollars in thousands)

                                      Licenses  Segments   All    Consolidated
                             Product & Services  Total    Other      Total
                             ------- ---------- -------- -------  ------------
Revenue..................... 14,554     6,479    21,033      --      21,033
Cost of Sale................ 10,851     3,062    13,913      --      13,913
Gross Profit................  3,703     3,417     7,120      --       7,120
Operating Expenses..........  1,913     6,260     8,173    5,771     13,944
Operating Profit (Loss).....  1,790    (2,843)   (1,053)  (5,771)    (6,824)
Non-operating Income
 (expense), net.............    --        --        --       (49)       (49)
                             ------    ------    ------  -------    -------
Net Income (Loss)...........  1,790    (2,843)   (1,053)  (5,820)    (6,873)
                             ======    ======    ======  =======    =======
Segment Assets..............  3,708     1,420     5,128   15,133     20,261
                             ======    ======    ======  =======    =======

                          Year ended January 31, 2000
                          (U.S. dollars in thousands)

                                      Licenses  Segments   All    Consolidated
                             Product & Services  Total    Other      Total
                             ------- ---------- -------- -------  ------------
Revenue..................... 18,457    11,787    30,244      --      30,244
Cost of Sale................ 12,034     3,973    16,007    1,250     17,257
Gross Profit................  6,423     7,814    14,237   (1,250)    12,987
Operating Expenses..........  3,410    14,770    18,180    8,965     27,145
Operating Profit (Loss).....  3,013    (6,956)   (3,943) (10,215)   (14,158)
Non-operating Income
 (expense), net.............    --        --        --     2,047      2,047
                             ------    ------    ------  -------    -------
Net Income (Loss)...........  3,013    (6,956)   (3,943)  (8,168)   (12,111)
                             ======    ======    ======  =======    =======
Segment Assets..............  4,695     3,944     8,639   65,656     74,295
                             ======    ======    ======  =======    =======

                               TRINTECH GROUP PLC

14. Segment Information--(Continued)

   The Company only reports direct operating expenses under the control of the Chief Operating Decision Maker in the Segmental Information disclosed. The Company does not report indirect operating expenses, depreciation and amortization, interest income (expense), income taxes, capital expenditures, or identifiable assets by industry segment, other than inventories and accounts receivable, to the Chief Executive Officer.

   The following tables reconcile segment income (loss) before income taxes to consolidated income (loss) before income taxes and segment assets to consolidated total assets.

                                                       Year ended January
                                                               31,
                                                      -----------------------
                                                       1998    1999    2000
                                                      ------  ------  -------
Total income (loss) before taxes for reportable
 segments............................................  3,965  (1,053)  (3,943)
Unallocated amounts:
  Central overheads.................................. (3,407) (5,205)  (7,938)
  Depreciation and amortization......................   (339)   (566)  (2,277)
  Interest income (expense), net.....................     18     272    1,208
  Exchange gain (loss), net..........................    (12)   (321)     842
                                                      ------  ------  -------
  Income (loss) before income taxes..................    225  (6,873) (12,108)
                                                      ------  ------  -------
    Total assets for reportable segments.............  4,910   5,128    8,639
Unallocated amounts:
  Cash...............................................    272   1,691   10,862
  Marketable securities..............................    --    7,178   48,830
  Value added taxes..................................    420     407      192
  Prepaid expenses and other current assets..........    662   1,299    1,332
  Property and equipment, net........................    739   2,058    3,190
  Software development costs.........................    --    2,500    1,250
                                                      ------  ------  -------
    Total Assets.....................................  7,003  20,261   74,295
                                                      ======  ======  =======

   The distribution of net revenue by geographical area was as follows:

                                                               January 31,
                                                           --------------------
                                                            1998   1999   2000
                                                           ------ ------ ------
                                                             (U.S. dollars in
                                                                thousands)
Germany................................................... 11,242 14,724 18,005
United States of America..................................    835    368  3,600
Ireland...................................................  2,465  2,435  3,085
Europe (excluding Germany and Ireland)....................  1,858  2,130  2,640
Rest of World (excluding United States of America)........    246  1,376  2,914
                                                           ------ ------ ------
    Total................................................. 16,646 21,033 30,244
                                                           ====== ====== ======

                                                                 January 31,
                                                              ------------------
                                                              1998  1999   2000
                                                              ---- ------ ------
                                                               (U.S. dollars in
                                                                  thousands)
Long lived Assets:
Country of Domicile:
  Ireland....................................................  506  4,107  3,233
Foreign Countries:
  United States..............................................  121    298  1,026
  Germany....................................................   91    153    181
  Other......................................................   21    --     --
                                                              ---- ------ ------
    Total.................................................... $739 $4,558 $4,440
                                                              ==== ====== ======

                               TRINTECH GROUP PLC

15. Government Grants and Related Loans

   Under employment agreements between the Company and Enterprise Ireland (the Irish Development Authority, Forbairt) the Company has offset against related payroll expense amounts of US$252,000, US$249,000 and US $10,000 in the years ended January 31, 1998, 1999 and 2000, respectively. Under the terms of the agreements between the Company and Enterprise Ireland, these grants may be repaid to Enterprise Ireland in certain circumstances, principally the failure to maintain the related jobs for a period of five years from the payment of the first installment of the related employment grant. The Company has complied with the terms of the grant agreements through January 31, 2000.

   Under research and development agreements between the Company and Enterprise Ireland the Company has offset US$248,000, US$80,000 and US$174,000 against related research and development expenditure for the years ended January 31, 1998, 1999 and 2000, respectively. Under the terms of the agreements between the Company and Enterprise Ireland, these grants may be repaid to Enterprise Ireland in certain circumstances, principally the disposal by the Company of intellectual property arising from the grant aided research and development. The Company has not disposed of any such intellectual property through January 31, 2000.

   Under agreements between the Company and the Irish Trade Board, the Company has offset against related sales and marketing expense amounts of US$139,000, US$nil and US$nil in the years ended January 31, 1998, 1999 and 2000, respectively. In the years ended January 31, 1998, 1999 and 2000 the Company received US$139,000, US$530,000 and US$100,000 respectively in the form of non-interest bearing loans which are repayable at rates linked to future revenues earned in the related markets. The loan is repayable at a rate of 1.4% of total export sales in the period January 1999 to December 2001 with payments to commence in January 2000 and end in July 2002. If the repayments calculated as a percentage of sales are not sufficient to repay the loans in full Enterprise Ireland may write off the balance provided they are satisfied with the information provided about the sales achieved. The Company has credited all such loan amounts to the balance sheet liability account "Government Grants repayable and related loans" as the Company believes such loans will be repaid in full.

16. Selected Statement of Operating Data

   The following customers accounted for more than 10% of revenue in any one of the years ended January 31, 1998, 1999 and 2000 respectively.

                                                                    Year Ended
                                                                    January 31
                                                                  ----------------
                                                                  1998  1999  2000
                                                                  ----  ----  ----
   Deutsche Verkehrs Bank Zentrale...............................  --     1%   11%
                                                                  ---   ---   ---
   Bank of Ireland...............................................  11%   11%    5%
                                                                  ---   ---   ---
   GRK...........................................................  10%    8%    1%
                                                                  ---   ---   ---
   Easycash......................................................  12%    9%   --
                                                                  ---   ---   ---
   Which.........................................................  26%   33%   20%
                                                                  ---   ---   ---

   The customers identified in the above table all relate to the product segment described in note 14.

17. Related Party Transactions

   Huttoft Company, an unlimited company which is wholly-owned by certain directors of the Company owns a special non-voting class of shares in Trintech Limited, one of the Company's Irish subsidiaries. All of

                               TRINTECH GROUP PLC

17. Related Party Transactions--(Continued)

the voting shares in the subsidiary are owned by the Company. The shares do not entitle the holders thereof to receive any share of the assets of the Company on a winding up. Trintech Limited may, from time to time, declare dividends to Huttoft Company and Huttoft Company may declare dividends to its shareholders out of these amounts. Any such dividends paid by Trintech Limited are treated as compensation expense by the Company in its financial statements prepared in accordance with generally accepted accounting principles in the United States notwithstanding their legal form of dividends to minority interests in order to correctly reflect the substance of the transactions.

   The amount of dividends included in compensation expenses are as follows:

        Year ended January 31,
     -------------------------------
       1998       1999       2000
     ---------  ---------  ---------
      (U.S. dollars in thousands)
     215              241        312
     ---------  ---------  ---------

   As described in Note 6 the Company leases the new corporate headquarters in Dublin, Ireland from John and Cyril McGuire, officers and directors of the Company. The rent paid by the company was determined after completion of a survey of the rental market, and the terms of the lease are no less favorable than those that could be obtained in arms-length transactions.

   The Company has a strategic relationship with VISA International covering Europe, the United States, Latin America and the Asia Pacific region. VISA markets and recommends certain of the Company's products throughout the world. Member organizations of VISA license products from the Company. In August 1998 VISA International subscribed $1,500,000 for 250,000 of the Series A Redeemable Convertible Preference Shares and in September 1998 appointed a representative to the board of directors. In addition, in August 1998 the Company issued to VISA a warrant to purchase 250,000 ordinary shares at a price of $6 per ordinary share exercisable for a two-year period. The value of the warrant was determined to be $163,000, has been included in prepaid sales and marketing costs and is being amortized rateable over the two year period of the strategic agreement with VISA to pursue opportunities in the Internet marketplace entered into at the time.

   Revenues from the supply of products and services to VISA, and balances due from VISA at the ends of the related accounting period were as follows:

                                                     Year ended January 31,
                                                  -----------------------------
                                                    1998      1999      2000
                                                  --------- --------- ---------
                                                   (U.S. dollars in thousands)
   Revenues......................................     1,157     1,777     2,005
   Balances due from VISA........................        53       414       399

   Trintech has entered into a number of development and marketing agreements with VISA. The development agreements comprise the customization of certain Trintech products to meet VISA specifications. The development element of such arrangements are accounted for in accordance with the Company's revenue recognition policy for services using the percentage-of-completion contract accounting method. Trintech has no obligation to repay funds received under the agreements and bears the financial risks and rewards of the development projects as well as retaining title to the intellectual property rights of the developed technology. The marketing agreements entered into between Trintech and VISA have no accounting value.

   On March 31, 1998 the Company licensed the source code for S/Pay and J/Pay from RSA Data Security for a consideration of $2.5 million and entered into a joint marketing activities agreement with RSA Data Security. On the same date, Security Dynamics Technologies, Inc., the parent company of RSA Data Security

                               TRINTECH GROUP PLC

17. Related Party Transactions--(Continued)

purchased 482,765 ordinary shares in the Company for $2 million and appointed a representative to the Company's board of directors. On June 30, 1998 Security Dynamics Technologies Limited purchased 500,000 Series A Redeemable Convertible Preference Shares for $3 million.

   During the year ended January 31, 1998, 1999 and 2000 respectively, the Company incurred expenditure of $0, $50,000 and $0 on joint marketing activities with RSA. There were no balances due to or from RSA or Security Dynamics at any period end.

18. Subsequent Events

   On March 10, 2000 the Company announced a two-for-one split of its issued and outstanding ADSs. Basic and diluted net income (loss) per equivalent ADS is therefore calculated using twice the weighted average number of ordinary shares outstanding during the period. All amounts shown per equivalent ADS have been retroactively adjusted to give effect to the split.

                                  SCHEDULE II

                               TRINTECH GROUP PLC

                       VALUATION AND QUALIFYING ACCOUNTS

                                    Additions
                         Balance at charged to                        Balance at
                         beginning  costs and   Exchange                end of
      Description        of period   expenses  differences Deductions   period
      -----------        ---------- ---------- ----------- ---------- ----------
                                       (U.S. dollars in thousands)
Year ended January 31,
 2000
Deducted from asset
 account:
  Provision for bad and
   doubtful debts.......    241        127         (19)        (19)      330

Year ended January 31,
 1999
Deducted from asset
 account:
  Provision for bad and
   doubtful debts.......     98        138           5          --       241

Year ended January 31,
 1998
Deducted from asset
 account:
  Provision for bad and
   doubtful debts.......    114         --         (16)         --        98

Year ended January 31,
 2000
Warranty Reserve........    876         76        (107)       (289)      556

Year ended January 31,
 1999
Warranty Reserve........    922        162          53        (261)      876

Year ended January 31,
 1998
Warranty Reserve........    780        275        (133)         --       922

   Schedules not listed above have been omitted because the information required to be described in the schedules is not applicable or is shown in the financial statements.