Form 20-F
period 2001-01-31
TRINTECH GROUP PLC
filed 2001-05-17
CIK 1094316

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                   FORM 20-F
                           ANNUAL REPORT PURSUANT TO
                            SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED JANUARY 31, 2001

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

                                               Name of Each Exchange on
              Title of Each Class                  Which Registered
              -------------------              ------------------------
                Ordinary Shares                 Nasdaq National Market
                                                Neuer Markt (Germany)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                     None

                               ----------------

   The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period ended January 31, 2001 covered by the annual report was 30,030,725 ordinary shares, $0.0027 par value, represented by 60,061,450 equivalent American Depositary Shares after taking into account a two-for-one ADS stock split effected on March 21, 2000.

   Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

   Yes [X] No [_]

   Indicate by check mark which financial statement item the registrant elected to follow.

   Item 17 [_] Item 18 [X]


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                     PART I

 Item 1.  Identity of Directors, Senior Management and Advisers..........    4
 Item 2.  Offer Statistics and Expected Timetable........................    4
 Item 3.  Key Information................................................    5
 Item 4.  Information on the Company.....................................   17
 Item 5.  Operating and Financial Review and Prospects...................   35
 Item 6.  Directors, Senior Management and Employees.....................   47
 Item 7.  Major Shareholders and Related Party Transactions..............   55
 Item 8.  Financial Information..........................................   59
 Item 9.  The Offer and Listing..........................................   60
 Item 10. Additional Information.........................................   63
 Item 11. Quantitative and Qualitative Discussion About Market Risk......   71
 Item 12. Description of Securities other than Equity Securities.........   71

                                    PART II

 Item 13. Defaults, Dividends, Arrearages and Delinquencies..............   72
 Item 14. Material Modifications to the Rights of Security Holders and
          Use of Proceeds................................................   72
 Item 15. [Reserved].....................................................   72
 Item 16. [Reserved].....................................................   72

                                    PART III

 Item 17. Financial Statements...........................................   73
 Item 18. Financial Statements...........................................   73
 Item 19. Exhibits.......................................................   74

   In this document, unless otherwise indicated, references to the "Company", "Trintech" or "we" are to Trintech Group PLC, its consolidated subsidiaries and predecessor entities. In addition, references to "ADSs" are to the American Depositary Shares of Trintech Group PLC, each representing one-half of one ordinary share. Unless otherwise specified, all references to "equivalent ADSs" assumes the conversion of each of our ordinary shares outstanding into two ADSs based on the number of our ordinary shares outstanding as of the date indicated.

   Unless otherwise specified, all reference to U.S. dollars, dollars or $ are to United States dollars, the legal currency of the United States of America. All references to euro or (Euro) are to the euro, the legal currency of the Republic of Ireland and the Federal Republic of Germany. All references to IR(Pounds) are to Irish pounds, and all references to the Deutsche mark or the DM are to the Deutsche mark. All references to sterling or U.K. pound sterling are to the pound sterling, the legal currency of the United Kingdom. Unless otherwise indicated, U.S. dollars have been converted from euro at the noon buying rate for cable transfers in New York in foreign currencies certified by the Federal Reserve Bank of New York on April 26, 2001, which was US$1.00 equals (Euro)1.11.

   PayLet(TM), S/PAY(TM), Making Payments Pay(TM), Exceptis Technologies(TM), NetWallet(TM), Trintech(TM) and Trintech the Secure Way to Pay logo are our trademarks and PayGate(R), PayWare(R), PayPurse(R), Making Payment Systems Pay(R), WINEFTNT(R), Fastran(R) and the Checkline(R) logo are our registered trademarks. SAP R/3(R) is a registered trademark of SAP AG. This Form 20-F also includes product names and other trade names and trademarks of other organizations.

   For purposes of this Form 20-F, all references to "fiscal 1997" shall refer to the year ended January 31, 1997, all references to "fiscal 1998" shall refer to the fiscal year ended January 31, 1998, all references to "fiscal 1999" shall refer to the fiscal year ended January 31, 1999, all references to "fiscal 2000" shall refer to the fiscal year ended January 31, 2000, all references to fiscal "2001" shall refer to the fiscal year ended January 31, 2001 and all references to fiscal "2002" shall refer to the fiscal year ending January 31, 2002.

Forward-Looking Information

   This Annual Report on Form 20-F contains forward-looking statements based on the beliefs of our management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including:

  .  general economic and business conditions;

  .  attracting and retaining personnel;

  .  competition in the software and Internet industry;

  .  implementing our business strategy;

  .  developing and introducing new services and products;

  .  obtaining and expanding market acceptance of our services and products;
     and

  .  meeting our requirements with customers.

   The words "anticipate," "believe," "estimate," "expect," "forecast,","intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under Item 3.D "Key Information--Risk Factors," as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission, or SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

   Not Applicable.

Item 2. Offer Statistics and Expected Timetable

   Not Applicable.

Item 3. Key Information

A. Selected Financial Data

   The following selected consolidated statement of operations data for the years ended January 31, 1999, 2000 and 2001 and the consolidated balance sheet data at January 31, 2000 and 2001 are derived from our consolidated financial statements, which have been audited by Ernst & Young and are included in this Form 20-F. The selected consolidated statement of operations data for the years ended January 31, 1997 and January 31, 1998 and the consolidated balance sheet data at January 31, 1997, January 31, 1998, and January 31, 1999 are derived from our audited consolidated financial statements which are not included in this Form 20-F. This table should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and our consolidated financial statements included elsewhere in this Form 20-F.

                                          Year Ended January 31,
                          ----------------------------------------------------------
                             1997        1998        1999        2000        2001
                          ----------  ----------  ----------  ----------  ----------
                           (in thousands of U.S. dollars, except share and per
                                               share data)
Consolidated Statement
 of Operations Data:
Revenue:
  Product...............  $    8,235  $   10,824  $   14,554  $   18,457  $   22,288
  License...............       1,359       4,101       4,477       9,158      20,612
  Service...............       2,496       1,721       2,002       2,629       6,140
                          ----------  ----------  ----------  ----------  ----------
   Total revenue........      12,090      16,646      21,033      30,244      49,040
                          ----------  ----------  ----------  ----------  ----------
Cost of revenue:
  Product...............       6,080       8,352      10,851      12,034      15,110
  License...............         132         334         648       2,981       6,718
  Service...............         857       1,008       2,414       2,242       4,787
                          ----------  ----------  ----------  ----------  ----------
   Total cost of
    revenue.............       7,069       9,694      13,913      17,257      26,615
                          ----------  ----------  ----------  ----------  ----------
  Gross margin..........       5,021       6,952       7,120      12,987      22,425
Operating expenses:
  Research and
   development..........       1,170       1,729       3,676       8,892      19,601
  Sales and marketing...       1,783       2,474       5,921       8,849      16,955
  General and
   administrative.......       1,951       2,530       4,347       7,336      12,485
  Amortization of
   goodwill and
   intangible assets....         --          --          --          --        7,001
  Stock compensation....         --          --          --        2,068       5,279
                          ----------  ----------  ----------  ----------  ----------
   Total operating
    expenses............       4,904       6,733      13,944      27,145      61,321
                          ----------  ----------  ----------  ----------  ----------
Income (loss) from
 operations.............         117         219      (6,824)    (14,158)    (38,896)
Interest income
 (expense), net.........          25          18         272       1,208       6,855
Exchange (loss) gain,
 net....................         (69)        (12)       (321)        842        (149)
                          ----------  ----------  ----------  ----------  ----------
Income (loss) before
 provision for income
 taxes..................          73         225      (6,873)    (12,108)    (32,190)
Provision for income
 tax....................          (3)        (50)         --          (3)       (382)
                          ----------  ----------  ----------  ----------  ----------
Net income (loss).......  $       70  $      175  $   (6,873) $  (12,111) $  (32,572)
                          ==========  ==========  ==========  ==========  ==========
Basic net income (loss)
 per equivalent ADS.....  $     0.00  $     0.01  $    (0.21) $    (0.31) $    (0.59)
                          ==========  ==========  ==========  ==========  ==========
ADSs used in computation
 of basic net income
 (loss) per equivalent
 ADS....................  30,595,930  31,376,670  32,315,662  38,619,928  55,409,410
                          ==========  ==========  ==========  ==========  ==========
Diluted net income
 (loss) per equivalent
 ADS....................  $     0.00  $     0.01  $    (0.21) $    (0.31) $    (0.59)
                          ==========  ==========  ==========  ==========  ==========
ADSs used in computation
 of diluted net income
 (loss) per equivalent
 ADS....................  30,595,930  31,498,322  32,315,662  38,619,928  55,409,410
                          ==========  ==========  ==========  ==========  ==========

                                                     January 31,
                                        ---------------------------------------
                                         1997   1998   1999     2000     2001
                                        ------ ------ -------  ------- --------
                                            (in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents.............. $1,899 $  272 $ 1,691  $10,862 $ 14,038
Marketable securities..................    --     --    7,178   48,830   87,388
Working capital........................  1,541  1,449   9,437   57,803   85,783
  Total assets.........................  6,330  7,003  20,261   74,295  236,464
Non-current liabilities................    432    546     935    1,127    3,437
Redeemable preference shares...........    --     --   17,760      --       --
  Total shareholders' equity (net
   capital deficiency).................  1,739  1,642  (4,700)  61,116  187,360

   See note 12 of the Notes to Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net income (loss) per equivalent ADS. Basic and diluted net income (loss) per equivalent ADS have been calculated after giving effect to a two-for-one ADS split effected on March 21, 2000. As a result of the two-for-one ADS split, each ordinary share equals two equivalent ADSs.

Exchange Rates

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

 Irish Pounds

   The table below presents, for the periods and dates indicated, information concerning the noon buying rates for the Irish pound expressed in U.S. dollars per IR(Pounds)1.00. The information below the caption "Period Average" represents the average of the noon buying rates on the last business day of each full calendar month during the relevant period. No representation is made that the Irish pound or U.S. dollar amounts referred to below could be or could have been converted into U.S. dollars or Irish pounds at any particular rate or at all.

                                                                Period  Period
   Fiscal Year Ended January 31,                 High     Low   Average   End
   -----------------------------                ------- ------- ------- -------
   1997........................................ $1.6920 $1.5515 $1.6097 $1.5905
   1998........................................  1.6082  1.3655  1.4881  1.3670
   1999 (through December 31, 1998)............  1.5410  1.3515  1.4301  1.4905

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

                                                               Period   Period
   Fiscal Year Ended January 31,              High     Low    Average    End
   -----------------------------            -------- -------- -------- --------
   1997.................................... DM1.6485 DM1.4450 DM1.5192 DM1.6362
   1998....................................   1.8810   1.6399   1.7557   1.8315
   1999 (through December 31, 1998)........   1.8542   1.6060   1.7521   1.6670

 Euro

   The table below presents, for the period indicated, information concerning the noon buying rates for the euro expressed in U.S. dollars per (Euro)1.00. The information below the caption "Period Average" represents the average of the noon buying rates on the last business day of each full calendar month during the relevant period. No representation is made that the euro or U.S. dollar amounts referred to below could be or could have been converted into U.S. dollars or euro, at any particular rate or at all.

                                                                Period  Period
   Fiscal Year Ended January 31,                 High     Low   Average   End
   -----------------------------                ------- ------- ------- -------
   1999 (from January 1, 1999)................. $1.1812 $1.1371 $1.1371 $1.1371
   2000........................................  1.1303  0.9757  1.0453  0.9757
   2001........................................  1.0060  0.8270  0.9170  0.9308

   Month                                                            High   Low
   -----                                                           ------ ------
   2000
     November..................................................... 0.8694 0.8382
     December..................................................... 0.9388 0.8755
   2001
     January...................................................... 0.9535 0.9181
     February..................................................... 0.9395 0.9057
     March........................................................ 0.9340 0.8807
     April........................................................ 0.9032 0.8814

B. Capitalization

   Not required.

C. Reasons for the Offer and Use of Proceeds

   Not required.

D. Risk Factors

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

   We introduced our first e-commerce software product for Internet payment transactions in 1996, and the majority of our e-commerce products and modules that we currently market have been released in the last two years. As a result, we have a very limited operating history in developing, marketing and selling our e-commerce software, which makes the prediction of future operating results for this portion of our business very difficult. A substantial majority of our research and development expenses in the past two years has related to e-commerce software for payment card transactions, and this effort will continue to account for a significant percentage of our total research and development expenses. Demand for our e-commerce software may not increase and these products may not gain market acceptance. If we fail to increase sales of our e-commerce software, our future revenue and net income, as well as the prospects for this critical portion of our business, will be materially adversely affected.

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

   Recently, the 3 Domain SSL standard has evolved from SSL. While it has not yet obtained market acceptance, we are currently developing products to comply with the standard. If 3 Domain SSL does gain market acceptance and we are unable to develop products which meet this standard, our business, results of operations and prospects could be materially adversely affected.

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

The market for e-payment solutions for mobile and wireless e-commerce may not develop and, if it does develop, we may not be able to develop products that successfully compete in this market, either of which would significantly impact our financial results and prospects.

   In February 2000, we announced the availability of our first e-payment solution for making online purchases from mobile phones. We have just begun to market and sell this m-commerce payment product, and we have a limited sales history for this product. We intend to invest a significant portion of our future research and development expenses to enhance this first product and to develop one or more additional products for the m-commerce payment market, including products for mobile phones, PDAs, televisions, and other wireless devices. However, we cannot predict whether we will be successful in these development efforts or whether our existing product or any future m-commerce and wireless e-commerce products will gain market acceptance. We do not currently expect to recognize significant revenue from m-commerce products until at least late fiscal 2002. In addition, if this market develops, we may face significant competition from major telecommunication service providers and mobile phone handset and equipment providers, among others. These companies have significantly more resources than us and may develop new standards for payment card transactions over mobile phones, PDA's, televisions and other wireless devices which we do not address and may not be able to support in the future. In addition, these companies may provide similar products to ours at a lower cost or at no cost to facilitate sales of their telecom equipment, mobile phones and other wireless devices. If we fail to generate significant sales of our m-commerce and wireless e-commerce payment products, our future revenue and net income, as well as the prospects for this portion of our business, will be materially adversely affected.

We depend on sales of our electronic point-of-sale systems for payment card transactions for a substantial portion of our total revenue.

   A substantial portion of our total revenue historically has been derived from the sale of our electronic payment card point-of-sale system products. We expect that these products will continue to account for a significant percentage of our total revenue through at least fiscal 2002. We have historically marketed our electronic PoS system products solely in Europe, and particularly in Germany. For fiscal 2001, our customers in Germany accounted for over 93% of our electronic PoS system product revenues. We intend to continue to focus substantially all of our marketing efforts for our electronic PoS system products in Europe, and particularly in Germany. As a result, our future results of operations will depend on continued market demand for, and acceptance of, these products in Europe in general and Germany in particular. A reduction in demand for our electronic PoS system products could have a material adverse effect on our business, financial condition and results of operations.

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

   We incurred a net loss of $32.6 million for the year ended January 31, 2001, and we have incurred net losses in our last twelve quarters. As of January 31, 2001, we had an accumulated deficit of $54.2 million. In fiscal 2001 we substantially increased our operating expenditures to build our presence in the e-commerce software business and to acquire certain businesses to complement our product offering. This has included significant increases in our research and development expenses related to the development of e-commerce capable products, and substantial increases in our sales and marketing personnel. We intend to continue to grow our operating expenditures and, consequently, we expect to continue to report losses from operations for at least the next three quarters.

Our business is subject to currency fluctuations that can adversely affect our operating results.

   Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the Irish pound and the euro. In particular the values of the U.S. dollar and U.K. pound sterling impact our operating results. Our expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the Irish pound or the euro relative to other currencies could adversely affect our business and results of operations. For example, sales of our electronic PoS systems in Germany are denominated in euro while a portion of the related manufacturing costs are denominated in U.K. pounds sterling. As a result, in the year ended January 31, 2001, margins on electronic PoS systems were negatively impacted.

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

  .  the size and timing of orders and overall demand for our products

  .  currency fluctuations

  .  product mix

  .  the rate of acceptance of new products

  .  purchasing and payment patterns of our customers

  . actions taken by our competitors or potential competitors, including product introductions and enhancements

  .  our pricing policies and those of our competitors

  .  integration of our recent acquisitions and any future acquisitions

  .  ability to control costs

  .  deferral of customer orders

  .  customer buying cycles and changes in these buying cycles

  .  general economic factors, including economic slowdown or recession

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

   A significant percentage of our revenue is derived from a limited number of our customers. Approximately 25% of our total revenue for the year ended January 31, 2001 was attributable to our three largest customers in that period. The loss of any major customer, or any reduction or delay in orders by any major customer, could have a material adverse effect on our business, financial condition and results of operations.

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

We may fail to adequately integrate acquired products, technologies or businesses.

   During fiscal 2001, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made four such acquisitions. Any of the recent acquisitions we have made could result in difficulties assimilating acquired products, technologies and businesses, amortization of goodwill and acquired intangible assets and diversion of our management's attention. As a result of our recent acquisitions our operating expenses have increased. Further, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses without adversely affecting our operating margins. Our management has limited experience in assimilating acquired organizations and products into our operations. We may not be able to integrate successfully any products or technologies or businesses that might be acquired in the future, and the failure to do so could have a material adverse effect on our business and results of operations.

   During fiscal 2002 we intend to continue to evaluate opportunities to acquire additional product offerings, complementary technologies and businesses. We may be unable to locate attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuances of equity securities, the expenditure of a significant portion of our available cash, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets which could materially adversely affect our results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired companies. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and our failure to do so could have a material adverse effect on our results of operations.

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

   Indirect sales channels accounted for approximately 2% of our total revenue in fiscal 2001. We recently have established relationships with a limited number of resellers and systems integrators and consultants. These are new, early-stage relationships and, as such, are generally untested. Our existing indirect channels will have to generate significant revenue, and we will need to establish additional indirect channels to be successful.

Increased competition may result in decreased demand for our products and services, which may result in reduced revenues and gross margins and loss of market share.

   The market for e-payment software and electronic PoS systems is intensely competitive, and we expect competition to continue to increase. Our competitors include Verifone, a subsidiary of Hewlett-Packard, Ingenico and Giesecke & Devrient for our electronic PoS system products, and IBM, Verifone and Transaction System Architects for our e-payment software. In addition, the companies with whom we have strategic relationships could develop products or services which compete with our products or services. Further, several of the customers who currently use our products or the public companies with whom we have entered into strategic relationships to use and market our products may develop competing products. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, financial condition and results of operations. Some competitors in our market have longer operating histories, significantly greater financial, technical, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive e-payment solutions. We also expect to face additional competition as other established and emerging companies enter the market for e-payment solutions.

We depend on a few key personnel to manage and operate us.

   Our success is largely dependent on the personal efforts and abilities of our senior management, including in particular John McGuire, Cyril McGuire, George Burne, Kevin Shea, Paul Byrne and John Harte. The loss of one or more of members of our senior management could have a material adverse effect on our business and prospects.

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

   Our success depends in part on our ability to protect our rights in our e-payment and PoS system technology. We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect these rights. We also seek to avoid disclosure of our trade secrets through a number of other means, including entering into confidentiality agreements with our employees, consultants and third parties to seek to limit and protect the distribution of our proprietary information regarding this technology. However, we have not signed protective agreements in every case nor can we assure you that any of our proprietary rights with respect to our products will be effective. Unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of, or have adequate remedies in the event of, a breach.

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

   We have recently experienced rapid expansion of our operations in multiple countries, which has placed, and is expected to continue to place, significant demands on our administrative, operational and financial personnel and systems. Because of these demands, we hired a significant number of employees in fiscal 2001 and expect to continue hiring during fiscal 2002. Our inability to train and integrate our new employees and promptly address and respond to rapid growth if it occurs could have a material adverse effect on our business and results of operations.

Trading in our shares could be subject to extreme price fluctuations and the holders of our ADSs could have difficulty trading their shares.

   The market for shares in newly public technology companies is subject to extreme price and volume fluctuations, often unrelated to the operating performance of these companies. Due to the potential volatility of our stock price, we may in the future be the target of securities class action litigation. Securities litigation could result in substantial costs and divert our management's attention and resources. In addition, although our ADSs are quoted on the Nasdaq National Market and the Neuer Markt, the daily trading volume has been limited. An active trading market may not develop or be sustained. In addition, the Neuer Markt is a new trading market. The Neuer Markt may experience delays in settlement and clearance as trading volume increases. These factors could adversely affect the market price of the ADSs.

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

Our three largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of our ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of our ADSs.

   Our three largest shareholders have the ability to significantly influence, if not control, the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of our ADSs.

Our corporate tax rate may increase, which could adversely impact our cash flow, financial condition and results of operations.

   We have operations and generate a significant portion of our taxable income in the Republic of Ireland. Currently, some of our Irish subsidiaries are taxed at rates substantially lower than U.S. or German tax rates. If our Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. In addition, if German, U.S. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which our subsidiaries' profits are currently recognized, our taxes could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected.

The German takeover code, our articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of our ADSs.

   As required by the Neuer Markt, we have adopted the takeover code recommended by the Stock Exchange Expert Commission at the German Federal Ministry of Finance. Although this takeover code does not have the force of law, it is generally required by the Frankfurt Stock Exchange that companies listed on the Neuer Markt acknowledge these takeover provisions. The applicability of the takeover code, as well as provisions of our articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of our ADSs. In addition, the rights of our shareholders under the takeover code could differ from the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

New versions and releases of our products may contain errors or defects.

   Our e-payment software products and PoS devices are complex and, accordingly, may contain undetected errors or failures when first introduced or as new versions are released. This may result in the loss of, or delay in, market acceptance of our products. We have in the past discovered software errors in our new releases and new products after their introduction. We have experienced delays in release, lost revenues and customer frustration during the period required to correct these errors. We may in the future discover errors and additional scalability limitations in new releases or new products after the commencement of commercial shipments.

We could be subject to potential product liability claims and third party liability claims related to products and services.

   Our e-payment software products are used for the processing of payment card transactions over the Internet and in the physical world. Additionally, we are developing products for processing e-payment transactions using mobile phones, PDAs, televisions and other wireless devices. Any errors, defects or other performance problems could result in financial or other damages to our customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm our business. Although our customer license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the Internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

In the future we may need to raise additional capital in order to remain competitive in the e-payment industry. This capital may not be available on acceptable terms, if at all.

   We believe that our existing cash and cash equivalents and our anticipated cash flow from operations will be sufficient to meet our working capital and operating resource expenditure requirements for at least the next year. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

We depend on increasing use of the Internet and on the growth of electronic commerce. If the use of the Internet and electronic commerce do not grow as anticipated, our business will be seriously harmed.

   Our business depends on the increased acceptance and use of the Internet and wireless networks as a medium of commerce. Rapid growth in the use of the Internet and wireless networks is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet and wireless networks as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet and wireless networks are subject to a high level of uncertainty, and there exist few proven services and products. Our business would be seriously harmed if:

  . Use of the Internet, wireless networks, and other online services does not continue to increase or increases more slowly than expected;

  . The technology underlying the Internet, wireless networks, and other online services does not effectively support any expansion that may occur; or

  . The Internet, wireless networks, and other online services do not create a viable commercial marketplace, inhibiting the development of electronic commerce and reducing the need for our products and services.

We are subject to a pending legal proceeding and may become subject to additional proceedings and adverse determinations in these proceedings could harm our business.

   We may be from time to time involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. An adverse resolution of these matters could significantly negatively impact our financial position and results of operations. For a discussion of legal proceedings, please see Item 8 "Financial Information."

Demand for our products and services may be especially susceptible to adverse economic conditions.

   Our business and financial performance may be damaged by adverse financial conditions affecting our target customers or by a general weakening of the economy. Some companies may not view our products and services as critical to the success of their businesses. If these companies experience disappointing operating results, whether as a result of adverse economic conditions, competitive issues or other factors, they may decrease or forego software or e-payment product expenditures before limiting their other expenditures or may be unable to fulfill existing commitments.

Our California operations could be adversely affected by a statewide electricity shortage.

   We maintain an office in San Mateo, California. In fiscal 2001, California has experienced electricity shortages which have resulted in the ordering of rolling blackouts by state power authorities. During some of these rolling blackouts our San Mateo office has been without electricity. Further rolling blackouts are expected during fiscal 2002 and such blackouts could severely interrupt the operations of our San Mateo office and have a material adverse effect on our business and operations. In addition, in connection with the shortage of available power, prices for electricity have risen dramatically, and are likely to continue to increase in the foreseeable future. Such price changes will increase our operating costs, which could adversely impact our profitability.

Item 4. Information on the Company

A. History and Development of the Company

   We were incorporated as a limited liability company under the laws of the Republic of Ireland in 1987. On August 23, 1999, our shareholders resolved by special resolution to re-register us as a public limited company. Our registered office and principal place of business is Trintech Building, South County Business Park, Leopardstown, Dublin 18, Ireland. Our telephone number at that address is +353 1 2074000.

   The principal place of business in the United States of our wholly-owned subsidiary, Trintech Inc., is 2755 Campus Drive, Suite 220, San Mateo, CA 94403.

 Important Events and Recent Acquisitions

   On August 25, 2000, we acquired the outstanding shares of Checkline plc, a privately held company in the United Kingdom, for total consideration of $39.3 million. The total consideration comprises the issuance of

1.2 million ADSs with a value of $29.0 million at the time of the acquisition, $10.0 million in cash and related costs. A further $5.0 million may become payable in cash if performance targets are achieved over the next two years. The achievement of these targets would result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded. Checkline is a transaction processing and electronic card payment company. It combines expertise in software, communications, and systems integration to provide a comprehensive range of secure payment solutions for transaction processing, integrated merchant transaction management and e-commerce. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition.

   On November 15, 2000, we acquired substantially all of the assets of Sursoft S.A., a privately held Latin America card and merchant management software company for total consideration of $11.0 million. The total purchase costs comprise $4.7 million in cash, deferred consideration of $6.0 million payable in cash, and transaction costs of $0.3 million. In addition, we will be required to pay an additional amount to Sursoft shareholders each year over the five year period beginning on the first anniversary of the closing date of the acquisition equal to 25% of the revenues generated by the Sursoft business, if this amount cumulatively exceeds $2.2 million. Separately, the vendors of the Sursoft assets purchased 199,004 ADSs for a total cash consideration of $2.0 million. The vendors of the Sursoft assets have additionally agreed to purchase a further number of ADSs for a total cash consideration of $1.5 million on or around the first anniversary of the closing date of the acquisition. Sursoft specializes in payment card and merchant management software for credit, debit or smart cards and has over 10 years of secure payment software experience. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition.

   On November 20, 2000, we acquired Exceptis Technologies Limited, a privately held company in Ireland, for total consideration of $16.5 million. The total purchase costs comprise the issuance of 1.73 million ADSs with a value of $15.6 million at the time of the acquisition, 43,326 replacement options over our ordinary shares with a fair value of $433,000, liabilities assumed of $1.5 million and related acquisition costs of $0.5 million. Total unearned compensation cost for outstanding unvested options held by Exceptis employees and exchanged for options granted by us has been calculated as the portion of the intrinsic value that the future vesting period bears to the total vesting period as of the acquisition date. The amount of unearned compensation cost, $281,000, has been deducted from the fair value of the total purchase price. If certain performance criteria are met in the two year period following the acquisition additional consideration is payable by the issuance of additional ADSs. The maximum number of ADSs issuable is 892,857 and if the ADS price at the date of issuance is greater than $14.00 per ADS, the maximum additional consideration payable will be $12.5 million. Exceptis Technologies is a leading provider of B2B and B2C Internet enabled payment infrastructure solutions for fraud prevention, automated payment card dispute resolution and risk management for card issuers, financial transaction processors and acquirers. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition.

   On December 29, 2000, we acquired the primary assets of Globeset, Inc. a privately held company in the U.S., for a total consideration initially estimated at $31.0 million, subject to final adjustment based on the total amount of liabilities assumed. The final consideration totalled $33.9 million. The consideration comprises $15.6 million in cash, net of cash acquired, the assumption of liabilities of $17.7 million and related acquisition costs of $0.6 million. Separately, the vendors of the Globeset assets purchased 902,934 ADSs for a total cash consideration of $10.0 million. Globeset is a supplier of secure ePayment infrastructure services and products for buyers, sellers and financial-service providers. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition.

   During fiscal 1999, 2000 and 2001, we invested $1,636,000, $1,904,000, and
$3,744,000, respectively, for the purchase of furniture, fixtures and equipment, for further investment in our management information systems and for capital expenditures relating to increased employee headcount.

C. Business Overview

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

 The E-Payment Industry

   The e-payment industry has rapidly grown throughout the world since the 1970s when banks and merchants began to encourage widespread use of credit cards by consumers. Use of these cards has increased significantly in traditional commerce channels, first at the countertop in a merchant's store, and later through mail order and telephone order. More recently, the introduction of new payment card alternatives, such as chip-based smart cards, stored value cards, purchase cards and debit cards, has further fueled the use of payment cards and the growth of the e-payment industry. According to The Nilson Report, the volume of payment card transactions at the physical merchant location in the United States alone is expected to increase from $16 billion in 1997 to $39 billion in 2005. The growth of payment card transactions, in conjunction with increased payment card fraud, has driven the need for more comprehensive, secure and effective hardware and software payment products to process these transactions. In particular, financial institutions and merchants have broadly adopted electronic PoS systems and secure software solutions to mitigate fraud and to improve the efficiency of payment card transaction processing.

   With the emergence of e-commerce, the Internet has developed as a new and significant sales channel for goods and services. Payment cards have emerged as the predominant means of making purchases over the Internet, further driving the demand for comprehensive and effective solutions for secure e-payment transactions. According to International Data Corporation, the number of people with access to the world wide web will rise from 159 million in 1998 to approximately 510 million in 2003. The growing base of users, combined with the convenience of the Internet as a medium for commerce, helps drive the growth of e-commerce. International Data Corporation estimates that global business-to-consumer e-commerce revenue will grow from $15 billion in 1998 to $117 billion in 2002. International Data Corporation additionally estimates that the number of on-line shoppers will increase from 30.8 million in 1998 to 133.9 million in 2002. Merchants are increasingly seeking to participate in e-commerce due to the global reach of the Internet, combined with the lower transaction costs compared to the traditional retail market place and the increasing use of the Internet for a broad range of business-to-business and business-to-consumer activities. Emerging channels for Internet access, such as mobile phones, PDAs and other wireless devices for wireless Internet access, are expected to further fuel the growth of e-commerce.

 E-Payment Transactions

   Each of the participants in an e-payment transaction operates within a framework of policies and standards established by card associations such as VISA and MasterCard and card companies like American Express and Discover Financial Services. These associations have established the network and processing infrastructures required to authorize payments and transfer funds, and have implemented large-scale marketing programs to promote consumer and merchant acceptance of existing card brands and new card-related products.

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

   The emergence of the Internet as a medium for commerce has significantly increased the risk that payment card fraud and repudiation can occur. According to a recent study conducted by VISA International, several member banks in its European region were experiencing repudiation and discovered fraud rates as high as 50%
for Internet transactions, while transactions originating on the Internet represent only 1% to 2% of total transaction volumes. In addition, according to Jupiter Communications, Internet merchants report a repudiation level ranging from 25% to 30% of their total revenue. We believe that the higher incidence of fraud and repudiation in Internet transactions is primarily caused by:

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

   Expertise in Secure E-Payment Industry. Since our inception, we have focused on developing secure e-payment solutions for payment card transactions. We believe our 14 years of experience in this industry has enabled us to develop sophisticated e-commerce solutions for payment card transactions over the Internet. We also believe that this industry focus has enabled us to develop strong and close relationships with the card associations and banks that can influence the structure and development of the e-payment industry.

 Trintech's Growth Strategy

   Our mission is to become the leading worldwide provider of secure e-payment solutions for payment card transactions. The key elements of our strategy to achieve this mission are the following:

   Leverage Technology Expertise. Using our 14 years experience in developing secure e-payment solutions, we have leveraged our technology expertise to develop advanced solutions for this market. For example, our merchant software product runs on multiple platforms, including personal computers located in merchant call centers, third-party PoS systems, such as electronic cash registers, and our own electronic PoS system products. In addition, we continue to develop innovative electronic PoS system products. We intend to continue to invest significant resources to further develop our product suite.

   Extend Early Lead in Internet E-Payment Software. We were one of the first software companies to adopt both the SET and SSL standards, and we were the first software company to implement a SET transaction. We intend to continue to extend our range of SET and SSL products and support new e-payment standards and Internet technologies, including wireless access technologies, as they emerge through a combination of organic growth and acquisitions. For example, in February 2000, we jointly announced with Motorola the availability of e-payment software applications for mobile commerce transactions using mobile phones.

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

   Expand Channels of Distribution Globally. We have relied primarily on our direct sales force to market our products to banks and financial transaction processors, card associations, card companies and other major U.S. and international financial institutions. With the expansion of our e-commerce product line, we are increasingly targeting large merchants, Internet service providers and commerce service providers. To reach organizations that cannot otherwise be effectively targeted by our direct sales force and to increase worldwide market penetration, we have begun to use indirect sales channels, including resellers providing additional services, systems integrators and consultants and we have acquired companies which have broadened our presence in key markets.

   Target Fast-Growing Markets. We believe that fast-growing markets can provide significant marketing opportunities for e-payment applications. We have recently begun to target Internet service providers, commerce service providers, and telecommunications companies, including service and equipment providers. Our goal is to begin to target cable-based providers of high-speed Internet access to homes and businesses, and financial services companies within the next 6 months.

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

 Trintech Products

   Our products are designed to provide flexible, vendor neutral, secure e-payment solutions for banks, financial transaction processors, merchants, businesses and cardholders. Our products can be deployed on a stand-alone basis, combined with each other to provide an end-to-end secure e-payment solution, or integrated with third party products. In addition, our products support a broad range of communication protocols and security standards. Our products also support multiple currencies, languages and payment protocols. In connection with the license of our products, we provide a range of support services to our customers including preventive maintenance, compliance, upgrades, site inspections and 24-hour telephone and on-line support.

   All of our products are sold under the PayWare brand. Within the PayWare suite, the following table summarizes our product lines, product functionality and the end-users of our products:

                  Product
  Product Line    Functionality     End-user          End-user Profile  End-user Need
  ------------    -------------     --------          ----------------  -------------
    eAcquirer     Captures,         Banks, financial  Any business      Pay merchants
      eCMS        authorizes,       transaction       that processes    and bill
     eIssuer      settles and       processors,       and settles       cardholders
     Resolve      bills payment     Internet or       payment card      while minimizing
                  card              commerce service  based             fraud and
                  transactions and  providers         transactions or   transaction
                  issues on-line                      issues on- line   costs, and
                  payment cards.                      payment cards     managing
                  Automates                                             disputed
                  management of                                         transactions in
                  dispute                                               the physical
                  resolution                                            world and over
                  process                                               the Internet

     Compact      Enables           Merchants         Any business      Receive payment
    eMerchant     merchants to                        selling goods or  for goods or
     RecoNET      capture payment                     services that     services in a
                  card and                            accepts payment   secure,
                  transaction                         cards             guaranteed form
                  information from                                      with minimal
                  cardholders, and                                      fraud and
                  send this                                             reconcile
                  information to                                        payment flows
                  the merchant's                                        over multiple
                  bank for payment                                      channels,
                  processing.                                           including
                  Provides funds                                        physical retail
                  management and                                        outlets and over
                  reconciliation                                        the Internet
                  capabilities

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

 Bank and Financial Transaction Processor Products

   PayWare eAcquirer, PayWare eCMS, PayWare eIssuer and PayWare Resolve are an e-payment transaction software product suite primarily used by banks and financial transaction processors. This product suite supports the payment card transaction processing needs for both the merchant's bank and the cardholder's bank. It uses a scalable and interoperable payment architecture for Windows NT and UNIX platforms and supports modular payment components for specific financial instruments and operating environments. This product suite provides financial transaction processors and banks with the ability to issue on-line payment cards, capture and process card-based e-payment transactions, and manage and resolve disputed payment card transactions in both the physical world and over the Internet. These products are designed to interface with third-party products, including many banks' mainframe systems. The following are the principal products sold by us to banks and financial transaction processors:

  . PayWare eAcquirer provides e-payment processing capabilities. PayWare eAcquirer consists of a series of payment modules that can be purchased individually or as part of an integrated suite. It provides banks and financial transaction processors with the functionality required to capture, authorize, settle and bill payment card transactions. PayWare eAcquirer was first released in May 1995. Core capabilities include:

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

  . PayWare eCMS provides card issuers with solutions to enable them to issue physical payment cards and manage card programs. It also provides financial transactions processors with a solution for the operation and management of credit and debit card transaction networks. This product line was acquired on the purchase of the assets of Sursoft S.A. in November 2000. PayWare eCMS provides the following functionality:

    -- management of physical card issuance programs, including credit, debit and loyalty cards

    -- accounting for and management of cardholder transactions including billing and settlement, multi-currency processing and functionality environment

    -- management tools allowing card issuers to manage the risk profile of their portfolio

  . PayWare eIssuer is designed to support the needs of payment card issuers by enabling the distribution and management of electronic payment cards and wallets. PayWare eIssuer was first released in April 1999. PayWare eIssuer provides the following functionality:

    -- deployment in a variety of configurations, with the majority of the functionality residing on a bank's, card issuer's or financial transaction processor's server or in a distributed manner with functionality residing on a client's personal computer, mobile device, such as a cell phone, or smart card

    -- reinforcement of the brand identity of the card issuer by providing dynamic delivery of up-to-date marketing and advertising messages to issued electronic payment cards or wallets while the cards or wallets are being used

    -- interaction with existing bank certificate authorities to pre-generate authentication certificates while simultaneously supporting SSL and SET payment options

  . PayWare Resolve provides a framework for the management of transaction disputes originated by any party to a payment card transaction. This product line was acquired on the purchase of Exceptis Technologies Limited in November 2000. PayWare Resolve provides the following functionality:

    -- reduction of disputed transaction processing costs through use of artificial intelligence and workflow techniques

    -- fraud and credit risk management tools allowing card issuers to manage risk and exposure to fraudulent transactions

    -- reduced cost of compliance with payment card association rules through an automated approach to chargeback compliance management

   Sales prices for each product listed above ranges from $50,000 to $500,000, depending on the product licensed, the number of modules and the number of transactions that can be processed.

 Merchant Products

 Merchant PayWare Product Suite

   Our PayWare suite for the merchant market consists of a suite of payment modules that can be purchased individually or as part of an integrated suite and can be integrated with third party products. It offers a range of modules designed to meet merchant requirements for e-commerce over the Internet or in a variety of retail environments in the physical world, including large department stores, grocery chains, call centers, mail order and telephone order. Our Merchant PayWare products run on multiple computing platforms, including the following: computers running on Windows and UNIX operating systems located in merchant businesses and call centers; third-party PoS systems, such as electronic cash registers; and our own electronic PoS system products. For e-commerce transactions over the Internet, Merchant PayWare products process secure e-payment transactions using SSL or SET standards or a combination of both. With the acquisition of Checkline plc in August 2000, we launched PayWare PrePay which is a range of products that facilitate electronic mobile phone top-ups. This represents our first product designed specifically for the telecommunications merchant market.

   Our Payware suite of products for the merchant market includes:

  . PayWare eMerchant is our primary e-commerce solution for Internet merchants. It supports SSL and SET payment options. It is designed to interoperate with commerce servers from Microsoft, Intershop and other third-parties. We released PayWare eMerchant in December 1998.

  . PayWare eHost is an e-commerce solution for Internet service providers, commerce service providers and portals that provide hosting services for Internet merchants. PayWare eHost is designed to enable these providers to manage e-payment transactions for multiple merchants and to provide browser-based, remote administration facilities for hosted merchants. We released PayWare eHost in May 1999.

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

  . PayWare PrePay is our e-payment solution for electronic top-up for prepaid mobile phones. This product is designed to allow merchants and telecommunications operators to reduce their costs of distributing existing paper vouchers and allow for the management of customer accounts electronically. This product range was acquired through the acquisition of Checkline plc in August 2000.

  . PayWare ReconNET is a business-to-business enterprise reconciliation, research and cash management platform that streamlines the reconciliation of deposits, card payment transactions and disbursements. This product was acquired on the acquisition of substantially all of the assets of GlobeSet, Inc. in December 2000.

   Sales prices for merchant PayWare products range from $500 to $250,000, depending on the product licensed, the number of modules purchased and the number of transactions that can be processed.

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

 Cardholder Products: EzCard and NetWallet

   EzCard is an e-payment transaction software product primarily used by on-line cardholders. It provides secure storage and transfer of payment data to the merchant. It also manages card accounts, digital certificates, delivery address information and purchase history details. EzCard complies with the new electronic commerce modeling language standard, developed by companies including Visa, MasterCard, Trintech, Microsoft and America-On-Line, and, supports both SSL and SET payment options. This product automatically completes the merchants' purchasing data web page for merchants that comply with this new standard. EzCard also allows payment card issuers to perform risk management by monitoring on-line purchases and managing fraudulent card activity. In addition, payment card issuers can advertise and market directly to EzCard holders through PayGate NetIssuer, which manages messages to and from the EzCard. Payment card issuers can also create on-line branding through customizing EzCards for their customers. To promote the use of payment cards for e-commerce, we have in the past and intend to continue to distribute EzCard bundled with PayWare eIssuer. We released EzCard in July 1999.

   NetWallet is the precursor to our EzCard product. We released NetWallet in October 1998 to promote the use of payment cards for e-commerce. Historically, we have distributed NetWallet on a stand-alone basis at a minimal charge or bundled with PayWare eIssuer.

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

   Our software is developed using C, C++, Java and web programming languages and standards, and incorporates the following features:

  . System Architecture. Our products are modular in design and flexible in implementation, so that they can be rapidly adapted to address specific customer requirements. We employ an object oriented systems architecture, allowing us to add and re-use functionality across existing and new products, lowering our product development costs. Our modular design can improve our time to market for new products, including emerging applications for products such as personal digital assistants, advanced mobile phones and set top boxes.

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

 Customers

   We now have a customer base of over 2,000 banks, financial transaction processors, card associations, card companies, Internet service providers, merchants and technology companies. As of January 31, 2001, we had shipped over 110,000 electronic PoS systems and over 5,000 licenses of secure e-payment software. A representative sample of our customers is as follows:

   Banks, Card Associations and
   Card Companies                   Financial Transaction Processors
   ----------------------------     --------------------------------
      Bank of Ireland               Allcash
      Boland Bank                   B+S Card Services
      S-E Banken                    EasyCash
      MasterCard                    Technicard
      VISA International            Lufthansa Air Plus Card Services
      Banca Nazionale de Lavoro     Post Girot
      VISA USA                      Which/Tyco International

   Internet Service Providers       Technology Companies
   --------------------------       --------------------
      Big Planet                    Motorola
      Open Market Inc               SAP
      Shop@db.com (a subsidiary of  Siemens
       Deutsche Bank)               Nextel
      Princeton eCom

 Sales and Marketing

   Our sales and marketing efforts are targeted at three principal regions:

   .  Europe, Middle East and Africa,

   .  North and South America, and

   .  the Asia-Pacific region

   Our principal market is Germany, which represented 48% of our total revenue in fiscal 2001. Our sales strategy is to use our direct sales force in conjunction with indirect distribution channels, such as regional distributors and co-marketing relationships with established leaders in the e-payment industry. In Europe, we plan to continue to market our electronic PoS systems and e-payment software through our direct sales force and strategic partnerships. Consistent with our historical strategy, we plan to continue to focus our electronic PoS systems marketing in Europe, primarily in Germany. In North and South America, we intend to continue to use a direct sales approach together with alliances and partnerships to develop this market for our Internet software products. In the Asia-Pacific region, we plan to rely on a direct sales force and on independent distributors to market our Internet software products.

 Direct Sales Channel

   We have direct sales offices in Dublin, Ireland; Frankfurt, Germany; London, England; Montevideo, Uruguay; San Mateo, California; Dallas, Texas and Miami, Florida. These offices coordinate direct sales and manage indirect sales channels in the various regions. Due to the technical nature of our products, members of the direct sales force are accompanied by pre-sales technical support staff who are key to closing sales contracts and winning customer confidence.

   Our direct sales accounted for approximately 98% of our total revenues in fiscal 2001. At January 31, 2001, we employed 50 direct sales people who primarily target card associations and card companies such as VISA, MasterCard and American Express, as well as banks, financial transaction processors and large merchants. Our direct sales group has also begun to target telecommunications operators as potential customers of our Internet software products.

 Indirect Sales Channel Strategy

   To further facilitate worldwide market penetration and complement our direct sales efforts, we have begun to establish a range of indirect sales channels which primarily act as referrals for our direct sales force. We expect these indirect channels to account for an increasing percentage of our sales leads as we implement this strategy and e-commerce becomes more widely adopted. These indirect channels include:

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

 Strategic Relationships

   We intend to expand our position in the e-payment market by forming additional strategic technology and marketing relationships with key industry players. To date, we have established strategic relationships with VISA, MasterCard, RSA Security, Compaq, SAP and Intershop. We believe our technology and marketing alliances offer us a number of competitive advantages, which vary with each relationship. These advantages include sales lead generation, early access to the partner's engineering plans and technical personnel for assistance in developing new product offerings. The following describes our current strategic relationships:

   VISA. We initially developed a strategic relationship with VISA International in Europe and have since extended this relationship to the United States, Latin America and the Asia-Pacific region. VISA currently markets PayWare Net in different regions throughout the world. In addition, VISA exclusively recommends our PayWare software to replace its proprietary data capture software used by over 30 of its member banks. In August 1997, we entered into agreements with VISA LAC relating to the marketing and distribution of NetWallet in Latin America, including the customization of software to provide e-payment solutions for VISA's smart card customers. In August 1998, VISA International became a shareholder in us. In May 1999, VISA USA entered into a strategic alliance with us to provide one-stop e-commerce solutions for VISA's member banks and Internet merchants, incorporating our PayWare technology.

   MasterCard. In 1999, we entered into a technology and strategic alliance agreement with MasterCard International. Under the terms of this agreement, MasterCard has agreed to license our PayWare eIssuer, product, to host and operate a pilot site demonstrating PayWare eIssuer, and to actively market this product to MasterCard's member financial institutions and refer business to us. We have agreed to provide sales materials to MasterCard and to provide support for their marketing programs for PayWare eIssuer. In addition, we and MasterCard have jointly agreed to publicize this relationship, to maintain links in a prominent position on each other's websites and to meet quarterly to discuss product development.

   RSA Security. In 1998, we entered into a technology license agreement with RSA and also established a continuing strategic relationship. RSA also became a shareholder in us. The technology licensing agreement provides us with royalty-free access to source and object code for cryptography functionality that we have incorporated into our e-payment software products. In addition, we and RSA have entered into a joint marketing agreement to publicize the relationship and encourage the sales of our products that incorporate RSA's cryptographic technology. RSA also provides us with sales leads and a link on their web site.

   Compaq. We are collaborating with Compaq to develop and provide Compaq and its customers a secure e-payment software module that integrates with Compaq's ActiveAnswers Internet solution, a product targeted to e-commerce needs. This module is being designed to include the functionality of our PayWare software. Upon completion, our module will offer Compaq's customers with highly reliable, secure Internet e-payment functionality running on Compaq ProLiant and AlphaServer platforms.

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

   Each of our development centers has been chosen for its combination of access to global markets, local product knowledge and the availability of skilled personnel. The following lists our research and development centers and their primary concentration:

  .  Dublin, Ireland: Electronic PoS systems and e-payment software

  .  Princeton, New Jersey: Encryption and authentication

  .  San Mateo, California: E-commerce payment solutions

  .  Dallas, Texas: Reconciliation and cash management tools

  .  Montevideo, Uruguay: Card issuance and management solutions

  .  Frankfurt, Germany: Smart card applications

   As of January 31, 2001 we had a total of 319 employees dedicated to research and development. Research and development expenses were $3.7 million in fiscal 1999, $8.9 million in fiscal 2000 and $19.6 million in fiscal 2001.

 Manufacturing

   We outsource the fabrication, testing and packaging of our electronic PoS system products to Keltek and Fujitsu, enabling us to concentrate our resources on product design and software development. We believe this eliminates the high cost of owning and operating a manufacturing facility. The manufacturing facilities for Keltek are located in the United Kingdom and the manufacturing facilities for Fujitsu are located in Ireland.

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

   In the e-payment software market for payment card transactions in the physical world, we principally compete with Verifone and Transaction Systems Architects. In the e-payment software market for payment card transactions over the Internet, we principally compete with IBM, Verifone, Brodia and Transactions Systems Architects. Additionally, we experience significant competition from existing and potential customers that develop, implement and maintain their own proprietary e-payment solutions relating to our e-payment software solutions for both the physical world and the Internet. These existing and potential customers are primarily banks, financial transaction processors and merchants.

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

 Intellectual Property and Proprietary Rights

   Our success is dependent on our proprietary software technology. We rely on a combination of patents, contractual rights, trade secrets, copyright law, non-disclosure agreements and trademarks to establish and protect our proprietary rights in our products and technologies. Our patents include the following:

    Field of Application             Regions Issued                Regions Pending
    --------------------             --------------                ---------------
Electronic field of point-       Ireland, U.S., Canada,       European Union, Ireland,
of-sale security System         Australia, South Africa,    U.S., Australia, Brazil, and
incorporated in Compact          U.K., Japan and Germany                Japan

Secure merchant transaction              Ireland                European Union, U.S.,
software Incorporated in                                    Australia, Brazil, and Japan
PayWare merchant product
range

Secure bank/financial                    Ireland                European Union, U.S.,
transaction processor                                       Australia, Brazil, and Japan
Software incorporated in
PayWare eAcquirer

Secure card issuing software               --                  European Union and U.S.
incorporated in PayWare
eIssuer

Secure card issuing software          United States
incorporated in GlobeSet
PayWare eIssuer technology
acquired in December 2000

Secure dispute resolution                  --                  European Union and U.S.
technology incorporated in
PayWare Resolve

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
PayWare                                  States

                                 European Union, United                Ireland
PayGate                                  States

PayPurse                         European Union, Ireland            United States

PayLet                                     --                  United States, Ireland

S/PAY                                      --                       United States

Making Payment Systems Pay                 --                       United States

Making Payments Pay                        --                      European Union

                                           --                  European Union, United
Exceptis Technologies                                                  States

WINEFTNT                             United Kingdom                      --

Fastran                              United Kingdom                      --

Checkline logo                       United Kingdom                      --


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

   In addition to our patents, trademarks and technology licenses, we have developed a significant portfolio of copyrights, know-how and trade secrets during our 14 years of experience developing solutions for the e-payment industry.

   Except for the intellectual property described above, we are not currently dependent on any intellectual property that is of material importance to our business or profitability.

 Governmental Regulation

   We have significant operations and generate a significant proportion of our taxable income in Ireland. In general, tax rates in Ireland on trading income are significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for this favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future. Any variation in the amount of our benefit from this tax treatment could have a material adverse effect on our business, financial condition or results of operations.

   For more information regarding the impact of tax regimes on our business, please see Item 3.D "Key Information--Risk Factors" and Item 10.E "Additional Information--Taxation."

 Principal Markets

   For a description of the product markets in which we compete, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see Item 5 "Operating and Financial Review and Prospects."

 Seasonality

   For a description of the seasonality of our business, see Item 3.D "Key Information--Risk Factors."

C. Organizational Structure

   The following is a list and brief description of our significant subsidiaries:

   Trintech Technologies Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the outstanding capital stock of Trintech Technologies Limited is owned by us. The principal activity of Trintech Technologies Limited is the sale of electronic PoS system products and e-Payment software.

   Trintech Limited is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the voting securities of Trintech Limited are owned by us. The principal activity of Trintech Limited is research and development and the licensing of patents.

   Trintech GmbH, a wholly-owned subsidiary, is a limited liability company incorporated in the Federal Republic of Germany. All of the outstanding capital stock of Trintech GmbH is owned by us. The principal activity of Trintech GmbH is the sale of electronic PoS system products and e-payment software.

   Trintech Inc., a wholly-owned subsidiary, is a California corporation. All of the outstanding capital stock of Trintech Inc. is owned by us. The principal activity of Trintech Inc. is the sale of e-payment software.

   Trintech Group Finance Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Cayman Islands. All of the outstanding capital stock of Trintech Group Finance Limited is owned by us. The principal activity of Trintech Group Finance Limited is the management of our surplus cash and our investments in marketable securities.

   Checkline plc, a wholly-owned subsidiary, is incorporated in the United Kingdom. All of the outstanding capital stock of Checkline plc is owned by us. The principal activity of Checkline plc is the sale of electronic PoS system products and e-payment software.

   Exceptis Technologies Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the outstanding capital stock of Exceptis is owned by us. Exceptis Technologies Limited is a provider of Internet enabled payment infrastructure solutions for fraud prevention, automated payment card dispute resolution and risk management for card issuers, financial transaction processors and acquirers

D. Description of Property

   Our principal development center and our principal European executive and administrative offices are located in 22,500 square foot leased office facilities in Dublin, Ireland. Our principal executive and administrative offices for North and South America are located in a 11,300 square foot leased facility in San Mateo, California. We also have offices for development, sales and marketing personnel which total an aggregate of approximately 63,100 square feet in Frankfurt, Germany; Miami, Florida; Dallas, Texas; London, England; Montevideo, Uruguay; Princeton, New Jersey; and Philadelphia, Pennsylvania. As part of the purchase consideration for the primary assets of Globeset, Inc., we also acquired a lease obligation for an office facility of approximately 127,000 square feet in Austin, Texas, which we are presently seeking to sublease.

   We have agreed to enter into a second lease agreement with John and Cyril McGuire under which we will lease approximately 29,400 square feet of space in a building located adjacent to our principal European executive and administrative offices. Following completion of the second lease, the Dublin office facilities will total approximately 51,900 square feet. Although we are negotiating the final terms of the lease, to be effective as of March 1, 2001, we have agreed to a lease term of 25 years, with rent under the lease of IR(Pounds)674,100 or approximately $748,250 per year, which was determined by a fair assessment of the local rental market by an independent appraisal firm. The rent is to be reviewed by an independent appraiser every five years and may be increased based on the independent appraiser's assessment of the current rental market using rental rates for similar properties in comparable locations. The lease agreement may be amended from time to time by agreement among us and John and Cyril McGuire. We will have the right to terminate the lease on February 1, 2009.

Item 5. Operating Financial Review and Prospects

   The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements for the periods specified including the notes thereto included elsewhere in this Form 20-F as well as Item 3.A "Key Information--Selected Consolidated Financial Data." The following discussion and analysis of financial condition, changes in financial condition and results of operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about customer demand, plans and objectives of management and market growth and opportunity. Words such as "expects," anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that are difficult to predict and could cause actual results to differ materially from those indicated by such forward looking statements as a result of risks set forth in the following discussion and those set forth in
Item 3.D "Key Information--Risk Factors." We undertake no obligation to update publicly any forward-looking statements in this Form 20-F report.

A. Overview

   From our organization through 1995, we developed and marketed electronic PoS systems and e-payment software for payment card transactions in the physical world. In early fiscal 1997, we launched our first products for Internet e-payment transactions. Today, our revenue is primarily derived from three sources:

   Product Revenue. Product revenue, which represented 45% of our total revenue in fiscal 2001, is derived from sales of our electronic PoS system products, primarily the Compact 9000i PoS device and the Compact 950-PP pin pad. Revenue for these products is recognized at the time the products are shipped.

   License Revenue. Software license revenue, which represented 42% of total revenue in fiscal 2001, is derived from license fees from our e-payment software products for payment card transactions in the physical world and over the Internet and other wireless networks, and the provision of related support and maintenance services to customers. We recognize software license revenue under SOP 97-2. Under the terms of SOP 97-2, where an arrangement to deliver software does not require significant production, modification or customization, we recognize software license revenue when all of the following criteria are met:

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

   Service Revenue. We derive service revenue, which represented 13% of total revenue in fiscal 2001, from consulting services, educational and training services and customization and implementation services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided.

   With the launch of our first Internet product in fiscal 1997, we shifted our growth strategy to emphasize e-commerce software products for Internet applications. In the fiscal year ended January 31, 1999, software license revenue grew by 9% over the prior year, and accounted for 21% of total revenue for the year. Software license and related service revenue growth in fiscal 1999 was negatively influenced by several factors, including the overall slower than anticipated rate of adoption of emerging secure e-payment technologies by banks and financial transaction processors, particularly SET technology. Our software license and related service revenue was also negatively impacted by the re-direction of information technology funds by our customers to address euro and year-2000 issues, as well as the economic situation in Asia, which we believe led potential customers to become cautious. In the fiscal year ended January 31, 2000, software license revenue grew by 105% over the prior year, and accounted for 30% of total revenue for the year. Software license and related service revenue growth in fiscal 2000 was positively influenced by increased adoption of SSL e-payment technologies by banks and financial transaction processors. In the fiscal year ended January 31, 2001 software license revenue grew by 125% and accounted for 42% of total revenue due to continued growth in sales of our e-commerce software products, infrastructure products and our acquisitions made during the year.

   We have historically sold our products primarily through a direct sales force in Europe and North and South America, which accounted for 98% of our total revenue in fiscal 2001. Since January 1998, we have established strategic relationships with VISA, MasterCard, RSA Security, Compaq and SAP, which provide joint marketing opportunities as well as lead-generation for our direct sales force. To facilitate worldwide market penetration, we have begun to establish indirect sales channels, such as resellers and systems integrators. Revenue from products sold through indirect sales channels is recognized net of commissions and discounts.

   The following table illustrates our revenues for the fiscal years ended January 31, 1999, 2000 and 2001 by customer location before intercompany eliminations:

                                                     Year Ended January 31,
                                                   ----------------------------
                                                     1999      2000      2001
                                                   --------  --------  --------
                                                     (in thousands of U.S.
                                                            dollars)
Germany........................................... $ 25,649  $ 31,616  $ 40,817
Europe (excluding Germany)........................   12,245    18,762    33,996
Rest of the world.................................    2,238     6,580    14,518
Eliminations......................................  (19,099)  (26,714)  (40,291)
                                                   --------  --------  --------
  Total........................................... $ 21,033  $ 30,244  $ 49,040
                                                   ========  ========  ========

   After taking account of intercompany eliminations, Trintech's total revenue grew 62% to $49.0 million in fiscal 2001 from $30.2 million in fiscal 2000 and by 44% in fiscal 2000 from $21.0 million in fiscal 1999. Total revenue from customers located in Germany was $23.8 million in fiscal 2001, $18.0 million in fiscal 2000 and $14.7 million in fiscal 1999. This represented approximately 48% of total revenue in fiscal 2001, 59% of total revenue in fiscal 2000 and 72% of total revenue in fiscal 1999. Total revenue from customers in the United States was $8.3 million in fiscal 2001, $3.6 million in fiscal 2000 and $368,000 in fiscal 1999. This represented approximately 17% of total revenue in fiscal 2001, 12% of total revenue in fiscal 2000 and 1% of total revenue in fiscal 1999. Total revenue from customers located in Europe, excluding Germany and Ireland, was $8.2 million in fiscal 2001, $2.6 million in fiscal 2000 and $2.1 million in fiscal 1999. This represented approximately 17% of total revenue in fiscal 2001, 9% of total revenue in fiscal 2000 and 10% of total revenue in fiscal 1999.

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

   Due to our decision to emphasize e-payment software products for Internet applications, in each of the last three fiscal years we substantially increased our operating expenditures to build our presence in this business. This has included significant increases in our research and development expenses related to the development of e-commerce capable products, and substantial increases in our sales and marketing personnel as we have expanded our global sales capabilities. More recently, we also increased our research and development expenditure to develop software applications for the mobile commerce payment market including mobile phones, PDAs and other mobile devices. We intend to continue to grow our operating expenditures and, consequently, we expect to continue to report losses from operations on a full fiscal year basis through at least fiscal 2002.

   We operate as a holding company with operating subsidiaries in Ireland, Germany, the United Kingdom, Uruguay and the United States and a financing subsidiary in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary's tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, our consolidated effective tax rate may increase to the extent that we report tax losses in some subsidiaries and taxable income in others. In addition, our tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of goodwill and stock compensation.

   We have significant operations and generate a significant portion of our taxable income in the United Kingdom and the Republic of Ireland, and some of our Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010, and another Irish subsidiary qualifies for an exemption from income tax as our revenue source is license fees from qualifying patents within the meaning of
Section 234 of the Irish Taxes Consolidation Act, 1997. We currently anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, our operating results could be materially adversely affected.

   A significant portion of our revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and we and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations resulting primarily from fluctuations in the U.S. dollar and the euro and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in our operating results on an annual and, in particular, on a quarterly basis. As a result of such currency fluctuations, we recognized exchange losses of $321,000, and $149,000 in fiscal 1999 and 2001, respectively. In fiscal 2000, however, we recognized an exchange gain of $842,000. From time to time we have in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. We expect to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on our results of operations.

   The conversion to the euro has not had a material effect on the pricing of, or the market for, our products, licenses and services, and we do not expect the conversion will have a material effect in the future.

   On August 25, 2000, we acquired the outstanding shares of Checkline plc, a privately held company in the United Kingdom, for total consideration of $39.3 million. The total consideration comprises the issuance of 1.2 million ADSs with a value of $29.0 million at the time of the acquisition, $10.0 million in cash and related costs. A further $5.0 million may become payable in cash if performance targets are achieved over the next two years. The achievement of these targets would result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded. Checkline is a transaction processing and electronic card payment company. It combines expertise in software, communications, and systems integration to provide a comprehensive range of secure payment solutions for transaction processing, integrated merchant transaction management and e-commerce. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition. The total purchase costs of $39.3 million, comprising the fair value of the shares issued, the cash paid and related transaction costs, have been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce, acquired customer base and a non-compete covenant) of $9.0 million, goodwill of $29.8 million and net assets acquired of $0.5 million. Both non-current assets and goodwill are being amortized on a straight-line basis over their estimated useful economic lives of three years.

   On November 15, 2000, we acquired substantially all of the assets of Sursoft S.A., a privately held Latin America card and merchant management software company for total consideration of $11.0 million. The total purchase costs comprise $4.7 million in cash, deferred consideration of $6.0 million payable in cash, and transaction costs of $0.3 million. In addition, we will be required to pay an additional amount to Sursoft shareholders each year over the five year period beginning on the first anniversary of the closing date of the acquisition equal to 25% of the revenues generated by the Sursoft business, if this amount cumulatively exceeds $2.2 million. Separately, the vendors of the Sursoft assets purchased 199,044 ADSs for a total consideration of $2.0 million. The vendors of the Sursoft assets have additionally agreed to purchase a further number of ADSs for a total cash consideration of $1.5 million on or around the first anniversary of the closing date of the acquisition. Sursoft specializes in payment card and merchant management software for credit, debit or smart cards and has over 10 years of secure payment software experience. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition. The total purchase costs of $11.0 million, comprising the fair value of the shares issued, the cash paid, the deferred consideration and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology and assembled workforce) of $3.1 million, goodwill of $7.9 million and net assets acquired of nil. Both non-current assets and goodwill are being amortized on a straight-line basis over their estimated useful economic lives of three years.

   On November 20, 2000, we acquired Exceptis Technologies Limited, a privately held company in Ireland, for total consideration of $16.5 million. The total purchase costs comprise the issuance of 1.73 million ADSs with a value of $15.6 million at the time of the acquisition, 42,326 replacement options over our ordinary shares with a fair value of $433,000, and related acquisition costs of $0.5 million. Total unearned compensation cost for outstanding unvested options held by Exceptis employees and exchanged for options granted by us has been calculated as the portion of the intrinsic value that the future vesting period bears to the total vesting period as of the acquisition date. The amount of unearned compensation cost, $281,000, has been deducted from the fair value of the total purchase price. If certain performance criteria are met in the two year period following the acquisition, additional consideration is payable by the issuance of additional ADSs. The maximum number of ADSs issuable is 892,857 and if the ADS price at the date of issuance is greater than $14.00 per ADS, the maximum additional consideration payable will be $12.5 million. Exceptis Technologies is a leading provider of B2B and B2C Internet enabled payment infrastructure solutions for fraud prevention, automated payment card dispute resolution and risk management for card issuers, financial transaction processors and acquirers. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition. The total purchase costs of $16.5 million, comprising the fair value of the shares and replacement options issued and related transaction costs less the amount allocated to unearned compensation costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce and non-compete covenants) of $2.0 million, goodwill of $15.7 million and net liabilities assumed of $1.5 million. Both other non-current assets and goodwill are being amortized on a straight-line basis over their useful economic lives of three years.

   On December 29, 2000, we acquired the primary assets of Globeset, Inc., a privately held company in the U.S., for total consideration initially estimated at $31.0 million, subject to final adjustment based on the total amount of liabilities assumed. The final consideration totalled $33.9 million. The consideration comprises $15.6 million in cash, net of cash acquired, the assumption of liabilities of $17.7 million, and related acquisition costs of $0.6 million. Separately, the vendors of the Globeset assets purchased 902,934 ADSs for a total cash consideration of $10.0 million. Globeset is a supplier of secure ePayment infrastructure services and products for buyers, sellers and financial-service providers. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition. The total purchase costs of $33.9 million, comprising the net cash paid, net liabilities assumed and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce and acquired customer base) of $10.3 million, and goodwill of $28.6 million less deferred income of $5.0 million. Both non-current assets and goodwill are being amortized on a straight-line basis over their useful economic lives of three years.

Results of Operations

   The following table presents our results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

                                                                Year Ended
                                                               January 31,
                                                              ------------------
                                                              1999   2000   2001
                                                              ----   ----   ----
Revenue:
  Product....................................................  69%    61%    45%
  License....................................................  21     30     42
  Service....................................................  10      9     13
                                                              ---    ---    ---
    Total revenue............................................ 100    100    100
Cost of revenue:
  Product....................................................  52     40     31
  License....................................................   3     10     13
  Service....................................................  11      7     10
                                                              ---    ---    ---
    Total cost of revenue....................................  66     57     54
                                                              ---    ---    ---
  Gross margin...............................................  34     43     46
Operating expenses:
  Research and development...................................  17     29     40
  Sales and marketing........................................  28     29     35
  General and administrative.................................  21     24     25
  Amortization of goodwill and purchased intangible assets...  --     --     14
  Stock compensation.........................................  --      7     11
                                                              ---    ---    ---
    Total operating expenses.................................  66     90    125
                                                              ---    ---    ---
Income (loss) from operations................................ (32)   (47)   (79)
Other expenses:
  Interest income (expense), net.............................   1      4     14
  Exchange gain (loss), net..................................  (1)     3     --
                                                              ---    ---    ---
    Income (loss) before provision for income taxes.......... (32)   (40)   (65)
Provision for income taxes...................................  --     --     (1)
                                                              ---    ---    ---
    Net income (loss)........................................ (32)%  (40)%  (66)%
                                                              ===    ===    ===

Fiscal Year Ended January 31, 2001 Compared To Fiscal Year Ended January 31,
2000

 Revenue

   Total Revenue. Total revenue increased $18.8 million to $49.0 million in the fiscal year ended January 31, 2001 from $30.2 million in the fiscal year ended January 31, 2000, an increase of 62%. The increase was attributable to increased sales of software license fees, services, electronic PoS system products and the inclusion of revenue from the acquired businesses.

   We have historically derived a significant portion of our total revenue from a small number of customers. In the fiscal year ended January 31, 2001, Which, a subsidiary of Tyco, accounted for 12% of our total revenue. In the fiscal year ended January 31, 2000, Which accounted for 20% of our total revenue and Deutsche Verkehrs Bank Zentrale accounted for 11% of our total revenue.

   Product. Product revenue increased $3.8 million to $22.3 million in the fiscal year ended January 31, 2001 from $18.5 million in the fiscal year ended January 31, 2000, an increase of 21%. Electronic PoS system sales represented 45% of total revenue in the fiscal year ended January 31, 2001 compared to 61% of total revenue in the fiscal year ended January 31, 2000. The increase in product revenue in absolute dollars was due primarily to increased volume of sales, which represented approximately 234% of the increase in product revenues for this period, to existing and new customers. The increase in product revenue, however, was partially offset by lower average selling prices for our electronic PoS system products, which declined by an average of 11% per unit in the fiscal year ended January 31, 2001 compared to the fiscal year ended January 31, 2000. The increase of product revenue was further offset by the impact of the declining value of the euro as against the U.S. dollar in fiscal 2001, which reduced product revenue, when converted to and reported in U.S. dollars, by 17% if calculated using the exchange rates we experienced in fiscal 2000.

   License. Software license revenue increased $11.4 million to $20.6 million in the fiscal year ended January 31, 2001 from $9.2 million in the fiscal year ended January 31, 2000, an increase of 125%. Software license revenue represented 42% of total revenue in the fiscal year ended January 31, 2001 compared to 30% of total revenue in the fiscal year ended January 31, 2000. The increase in software license revenue was primarily due to increased sales of our e-payment software infrastructure products to new customers, higher average revenue per contract, associated service and maintenance fees and the inclusion of revenue from acquisitions, which was not included in the fiscal year ended January 31, 2000.

   Service. Service revenue increased $3.5 million to $6.1 million in the fiscal year ended January 31, 2001 from $2.6 million in the fiscal year ended January 31, 2000, an increase of 134%. Service revenue represented 13% of total revenue in the fiscal year ended January 31, 2001 and 9% of total revenue in the fiscal year ended January 31, 2000. The increase in service revenue primarily resulted from an increase in sales of software licenses, which resulted in increased demand for training, project management and consulting services in the fiscal year ended January 31, 2001.

 Cost of Revenue

   Total Cost of Revenue. Total cost of revenue increased $9.3 million to $26.6 million including $1.1 million in respect of amortization of acquired technology in the fiscal year ended January 31, 2001 from $17.3 million in the fiscal year ended January 31, 2000, an increase of 54%. Gross margin increased to 46% in the fiscal year ended January 31, 2001, from 43% in the fiscal year ended January 31, 2000. The increase in gross margin was attributed to improvements in the product margin and an increase in the proportion of higher margin software license revenues relative to product and service revenues.

   Product. Cost of product revenue increased $3.1 million to $15.1 million in the fiscal year ended January 31, 2001 from $12.0 million in the fiscal year ended January 31, 2000, an increase of 26%. The increase in the cost of product revenue in absolute dollars primarily resulted from increased volume of sales. Product revenue costs increased to 68% of product revenue in the fiscal year ended January 31, 2001 from 65% of product revenue in the fiscal year ended January 31, 2000. The increase as a percentage of product revenue was primarily due to lower average selling prices in fiscal 2001 for our electronic PoS system products and by the impact of the declining value of the euro as against the dollar in fiscal 2001. For example, sales of our electronic PoS systems in Germany are denominated in euro while a portion of the related manufacturing costs are denominated in U.K. pounds sterling.

   License. Cost of license revenue increased $3.7 million to $6.7 million in the fiscal year ended January 31, 2001 from $3.0 million in the fiscal year ended January 31, 2000, an increase of 125%. Software license costs were 33% of license revenue in the fiscal year ended January 31, 2001 compared to 33% in the fiscal year ended January 31, 2000. The increase in absolute dollars resulted from the amortization of our capitalized software development costs, amortization of acquired technology costs, increased expenditures in both infrastructure and labor costs associated with the expansion of our support and maintenance facilities and the cost of third-party software products sold as part of our e-payment software solution.

   Service. Cost of service revenue increased $2.5 million to $4.8 million in the fiscal year ended January 31, 2001 from $2.2 million in the fiscal year ended January 31, 2000, an increase of 114%. Service costs were 78% of service revenue in the fiscal year ended January 31, 2001 compared to 85% of service revenue in the fiscal year ended January 31, 2000. The increase in the cost of service revenue in absolute dollars primarily resulted from a higher investment in service infrastructure as compared to fiscal 2000. The decrease in the cost of service revenue as a percentage of service revenue primarily resulted from improved labor utilization as compared to fiscal 2000.

 Operating Expenses

   Research and Development. Research and development expenses increased $10.7 million to $19.6 million in the fiscal year ended January 31, 2001 from $8.9 million in the fiscal year ended January 31, 2000, an increase of 120%. Research and development expenses were 40% of total revenue in the fiscal year ended January 31, 2001 compared to 29% of total revenue in the fiscal year ended January 31, 2000. The increase in absolute dollars and as a percentage of total revenue was primarily due to an increase in number of research and development employees from 155 at January 31, 2000 to 319 at January 31, 2001 including 126 employees in the four acquired businesses.

   Sales and Marketing. Sales and marketing expenses increased $8.1 million to $16.9 million in the fiscal year ended January 31, 2001 from $8.8 million in the fiscal year ended January 31, 2000, an increase of 92%. Sales and marketing expenses were 35% of total revenue in the fiscal year ended January 31, 2001 compared to 29% of total revenue in the fiscal year ended January 31, 2000. The increase in absolute dollars primarily resulted from the recruitment of additional sales personnel, the expansion of our sales offices in San Mateo, California and Dublin, Ireland, and increases in direct marketing activities, travel costs, and marketing programs conducted in conjunction with our product customers.

   General and Administrative. General and administrative expenses increased $5.2 million to $12.5 million in the fiscal year ended January 31, 2001 from $7.3 million in the fiscal year ended January 31, 2000, a 70% increase. General and administrative expenses were 25% of total revenue in the fiscal year ended January 31, 2001 compared to 24% of total revenue in the fiscal year ended January 31, 2000. The increase in absolute dollars and as a percentage of total revenue primarily resulted from increases in labor costs of approximately $1.8 million related to hiring additional management and administrative personnel, facilities costs of approximately $544,000 due to the leasing of additional office space in Frankfurt, Germany, San Mateo, California and Princeton, New Jersey, telecommunications and management information systems costs of approximately $824,000, an increase in depreciation costs of approximately $302,000 and the inclusion of general and administration expenditures of $1.4 million in respect of Checkline plc, which we acquired in August 2000.

   Amortization of goodwill and purchased intangible assets. As a result of acquisitions in the fiscal year 2001, we amortized $6.3 million of goodwill and $1.8 million of purchased intangible assets in fiscal 2001, compared to $0.0 million in fiscal 2000.

   Stock Compensation. We recorded, in the year ended January 31, 2001 and in the year ended January 31, 2000, $5.3 million and $2.1 million respectively of non-cash stock compensation associated with options to acquire an aggregate of 230,000 ordinary shares (460,000 equivalent ADSs) granted to members of our advisory board and MasterCard at fair market value on the date of grant. The options were treated as variable options for accounting purposes under Financial Accounting Standard 123 and Emerging Issues Task Force abstract 96-18 ("Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services" (EITF 96-18)). As a result, non-cash stock compensation for each period was measured as the fair market value of the option, determined using the Black-Scholes method on the period end date multiplied by the number of options time-apportioned over their respective vesting periods, less the aggregate amount of stock compensation charges previously recorded for these option grants. In April 2000, we revised these option grants and vested them immediately, resulting in a measurement date so that in future periods the non-cash compensation charge would be fixed on a quarterly basis.

   Interest Income (Expense), Net. Interest income (expense), net consists of interest income and interest expense. Interest income, net increased $5.6 million to $6.9 million of interest income, net in the fiscal year ended January 31, 2001 compared to $1.2 million of interest income, net in the fiscal year ended January 31, 2000. The increase was due to higher cash balances arising from the sale of approximately 5.9 million ordinary shares in our initial public offering in September 1999 and approximately 2.2 million ordinary shares in our secondary public offering in May 2000.

   Provision for Income Taxes. Provision for income taxes was $382,000 in the fiscal year ended January 31, 2001 compared to $3,000 in provision for income taxes in the fiscal year ended January 31, 2000. The increase resulted primarily from an increase in the amount of taxation payable in the United Kingdom from the acquisition of the Checkline business in August 2000.

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

   Product. Product revenue increased $3.9 million to $18.5 million in the fiscal year ended January 31, 2000 from $14.6 million in the fiscal year ended January 31, 1999, an increase of 27%. Electronic PoS system sales represented 61% of total revenue in the fiscal year ended January 31, 2000 compared to 69% of total revenue in the fiscal year ended January 31, 1999. The increase in product revenue in absolute dollars was due primarily to increased volume of sales, which represented approximately 160% of the increase in product revenues for this period, to existing and new customers. The increase in product revenue, however, was partially offset by lower average selling prices for our electronic PoS system products, which declined by an average of 7% per unit in the fiscal year ended January 31, 2000 compared to the fiscal year ended January 31, 1999. The increase in product revenue was further offset by the impact of the declining value of the euro as against the dollar in fiscal 2000, which reduced product revenue, when converted to and reported in U.S. dollars, by 9% if calculated using the exchange rate we experienced in fiscal 1999.

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

   Interest Income (Expense), Net. Interest income (expense), net consists of interest income and interest expense. Interest income, net increased $936,000 to $1.2 million of interest income, net in the fiscal year ended January 31, 2000 compared to $272,000 of interest income, net in the fiscal year ended January 31, 1999. The increase was due to higher cash balances arising from the sale of approximately 5.9 million ordinary shares in our initial public offering.

   Provision for Income Taxes. Provision for income taxes was $3,000 in the fiscal year ended January 31, 2000 compared to no provision for income taxes in the fiscal year ended January 31, 1999.

B. Liquidity and Capital Resources

   On May 4, 2000, we completed a secondary public offering and received net proceeds of $93.5 million from the sale of 2,225,000 ordinary shares. On September 24, 1999, we completed our initial public offering and received net proceeds of approximately $59.5 million from the sale of 5,887,598 ordinary shares. In fiscal 1999, we raised an aggregate of $20.0 million in private placements of 482,765 ordinary shares and 3,000,000 redeemable convertible preference shares. Prior to fiscal 1999, we had satisfied our cash requirements principally through cash generated by operations, proceeds from the sale of ordinary shares to a single outside investor and borrowings under our bank credit facilities.

   We have an approved credit facility from Bank of Ireland of IR(Pounds)650,000 or approximately $721,500 as of January 31, 2001. The credit facility bears interest at the bank's overdraft rate which was 7.74% per year as of January 31, 2001. The facility does not have a stated expiration date, but all amounts drawn under it are repayable on demand. As of January 31, 2001, there was nil outstanding under the credit facility. As of January 31, 2001, we had working capital of $85.8 million, including cash and cash equivalents totaling $17.7 million and marketable securities totaling $87.4 million.

   Net cash used in operating activities was approximately $12.6 million, $48.4 million and $59.4 million for fiscal 1999, 2000 and 2001. Net cash used in operating activities in fiscal 1999 resulted primarily from a loss on operations of $6.9 million and net purchases of marketable securities of $7.2 million. Net cash used in operating activities in fiscal 2000 resulted primarily from a loss on operations of $12.1 million and net, purchases of marketable securities of $41.7 million, partially offset by an increase in the level of current liabilities. Net cash used in operating activities in fiscal 2001 resulted primarily from a loss on operations, excluding the amortization of goodwill and intangible assets and stock compensation, of $16.1 million, net purchases of marketable securities of $38.6 million and an increase in accounts receivable and pre-paid expenses of $10.9 million, partially offset by an increase in the level of current liabilities.

   Net cash used in investing activities was approximately $4.1 million for fiscal 1999, $1.9 million for fiscal 2000 and $44.5 million for fiscal 2001. Net cash used in fiscal 2000 was primarily related to the purchase of property and equipment and $2.5 million for the purchase of capitalized software. Net cash used in fiscal 2001 was primarily related to payments made, net of cash acquired, for the acquisition of Checkline plc of $10.2 million, Sursoft of $4.7 million and GlobeSet of $25.9 million and the purchase of property and equipment of $3.7 million.

   Net cash provided by financing activities was approximately $18.2 million for fiscal 1999, $59.2 million for fiscal 2000 and $107.1 million for fiscal 2001. Net cash provided by financing activities in fiscal 1999 primarily related to the $20.0 million raised in private placements of 482,765 ordinary shares and 3.0 million redeemable convertible preference shares. Net cash provided by financing activities in fiscal 2000 related to the $59.5 million net of expenses raised from the sale of approximately 5.9 million ordinary shares, represented by approximately 11.8 million ADSs, in our initial public offering. Net cash provided by financing activities in fiscal 2001 primarily related to the $93.5 million net of expenses raised from the sale of approximately 2.2 million ordinary shares, represented by approximately 4.4 million ADSs, in our secondary public offering.

   Although we have no material commitments for capital expenditures or strategic investments, other than those resulting from acquisitions, we anticipate an increase in the rate of capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. Under the terms of our acquisition agreement to acquire Checkline plc, we will be required to pay up to $5.0 million to the former stockholders of Checkline plc if certain performance criteria are met. Under the terms of our acquisition agreement with Sursoft, we are required to pay $6.0 million of deferred purchase consideration to the former stockholders of Sursoft in November 2001. Additionally, we will be required to pay an additional amount to the Sursoft shareholders each year over the five year period beginning on the first anniversary of the closing date of the acquisition equal to 25% of the revenue generated by the Sursoft business, if this amount cumulatively exceeds $2.2 million. Our future liquidity and capital requirements will depend upon numerous factors including the cost and timing of expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which our existing and new products gain market acceptance, market developments, the level and timing of license revenue and available borrowings under line of credit arrangements.

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

   On February 27, 2001 we announced that we would be taking a restructuring charge of $2.5 million in the quarter ended April 30, 2001. This charge relates primarily to involuntary staff terminations arising on the overlap in positions as we seek to fully integrate the acquired businesses and the closing of excess facilities where we had multiple facilities in the same city following the acquisitions. The cost lines which will be impacted following the implementation of these cost reductions will be sales and marketing costs, research and development costs, and general administrative costs.

C. Research and Development

   For a discussion of our research and development activities, patents and licenses, please see Item 4.B "Information on the Company--Business Overview."

D. Trend Information

   For a discussion of significant recent trends in our financial condition and results of operations, please see Item 5.A "Operating and Financial Review and Prospectus--Operating Results" and 5.B "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

   The following table presents information regarding our directors and executive officers as of April 26, 2001:

   Name                      Age                     Position
   ----                      --- -------------------------------------------------
   Executive Directors
     John F. McGuire.......   39 Chief Executive Officer and Director
     Cyril P. McGuire......   41 Executive Chairman and Director(1)
     Kevin C. Shea.........   50 Chief Operating Officer and Director
     R. Paul Byrne.........   36 Chief Financial Officer and Director
     Chris P. Meehan.......   41 Executive Vice President, Operations and Director
   Non-executive Directors
     Edward Jensen.........   63 Director(1)(2)
     Robert M. Wadsworth...   40 Director(1)(2)
     Trevor D. Sullivan....   64 Director(2)
   Other Executive Officers
     George L. Burne.......   38 Vice President, Technology
     John Harte............   56 Executive Vice President, Sales and Marketing
     Donald Marcotte.......   44 Vice President, Sales

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

   Chris P. Meehan has been our executive vice president, operations and a director since January 1996. Before joining us, Mr. Meehan was group finance director at Mentec Limited, a computer software company, from February 1983 to December 1995. From 1979 through 1983, Mr. Meehan was an accountant with KPMG, a large accounting firm. Mr. Meehan received a bachelors of commerce from University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland. Mr. Meehan currently resides in Dublin, Ireland. Mr. Meehan has informed us that he will resign as our executive vice president, operations and as a director to be effective as of May 25, 2001.

   Edward Jensen has served as the chairman of our advisory board since May 1999. From 1994 until 1999, he was the president and chief executive officer of Visa International, a card association. From 1974 until 1994, he held various positions at US Bancorp. Mr. Jensen served as vice president of corporate planning and development of US Bancorp from 1974 until 1991, as chief operating officer from 1991 until 1993 and as vice-chairman from 1993 until 1994. Mr. Jensen currently serves on the board of directors of the Corillian Corporation, a software company providing Internet-based financial services platforms, and Phoenix Technologies Ltd., a software company providing system-enabling software solutions for PC's and other digital devices.

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

   Robert M. Wadsworth has served as a director since September 1998. Since 1986, Mr. Wadsworth has been a general partner of HarbourVest Partners LLC, a private investment company. Mr. Wadsworth has served as the Managing Director of HarbourVest Partners LLC since 1997. Before 1986, Mr. Wadsworth worked for Booz, Allen & Hamilton, an international consulting company, specializing in the areas of operations strategy and manufacturing productivity. Mr. Wadsworth currently serves on the advisory boards of several US venture firms and on the board of directors of ePresense, Inc., a web design and development company, Switchboard, Inc., an Internet-based local merchant networking company, Concord Communications, Inc., an Internet infrastructure company, and Network Engines, Inc., a network infrastructure company. Mr. Wadsworth received his bachelor of science degree, magna cum laude, in systems engineering and computer science from the University of Virginia, and his masters in business administration, with distinction, from Harvard Business School.

   George L. Burne has been our vice president, technology since September 1989. Before joining us, Mr. Burne was a senior software design engineer/project leader at PCAS, a European technology company, from January 1988 to September 1989. Mr. Burne received a bachelors of science in Engineering, first class honors and a higher diploma in Engineering from Trinity College, Dublin. Mr. Burne is a member of the Institute of Electrical Engineers.

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

   Donald J. Marcotte joined us in January, 1999 and is our vice president, sales. Before joining us, Mr. Marcotte worked at Syncsort Inc., a maker of client server performance software from 1990 until 1999. From 1995 through 1999, Mr. Marcotte served as Syncsort's director of North American sales. From 1990 through 1995, Mr. Marcotte was director for international operations where he managed distributor operations. Mr. Marcotte also spent eleven years from 1979 to 1990 with Wang Laboratories, a computer services company, and IBM, a computer company, where he held a number of management positions including sales management. Mr. Marcotte received his bachelor in business administration from the University of Notre Dame and his masters in business administration in finance from Fordham University.

   John McGuire and Cyril McGuire are brothers. There are no other family relationships among any of our directors or executive officers.

 Our Advisory Board

   In March 1999, we established an advisory board consisting of members from the banking, smart card and Internet industries. The role of the advisory board is to provide insight and consultation on industry developments and trends that affect us. The members of the advisory board also provide us with a valuable international profile and contacts in the e-payment industry. The advisory board has no corporate authority under our memorandum or articles of association. The members of the advisory board are as follows:

     Name                                                        Age  Position
     ----                                                        --- -----------
     Edward Jensen..............................................  63 Chairperson
     Magdalena Yesil............................................  42 Member
     Robert Schneider...........................................  52 Member

   Edward Jensen has served as the chairman of our advisory board since May 1999. From 1994 until 1999, he was the president and chief executive officer of Visa International, a card association. From 1974 until 1994, he held various positions at US Bancorp. Mr. Jensen served as vice president of corporate planning and development of US Bancorp from 1974 until 1991, as chief operating officer from 1991 until 1993 and as vice-chairman from 1993 until 1994. Mr. Jensen currently serves on the board of directors of the Corillian Corporation, a software company providing Internet-based financial services platforms, and Phoenix Technology Ltd., a software company providing system-enabling software solutions for PC's and other digital devices.

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

   We currently do not provide cash compensation to persons for their services as members of our advisory board. However, each advisory board member is granted an option to acquire up to 60,000 ordinary shares

(120,000 equivalent ADSs) under our directors and consultants share option scheme in return for service which he/she provides as a member of the advisory board.

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

B. Compensation

   The aggregate compensation paid by us and our subsidiaries to our directors and executive officers as a group of 11 persons in the year ended January 31, 2001 totaled $1,809,253. All of the $1,809,253 was paid by our subsidiaries. Amounts paid include salary and pension, retirement and other similar benefits.

   The following table sets forth information concerning options granted to our directors and executive officers as of the fiscal year ended January 31, 2001:

                                               Number of
                                              Options (in  Exercise
                                               equivalent  Price Per  Expiration
Name                                             ADSs)       Share       Date
----                                          ----------- ----------- ----------
Kevin C. Shea................................   840,000   $0.78-$5.78      2006
R. Paul Byrne................................   542,170    1.01-13.50 2004-2007
John Harte...................................   450,000          5.68      2006
Donald Marcotte..............................   308,000    2.65-13.50 2006-2007
Christopher P. Meehan........................   296,256    1.01-21.63 2004-2007
John F. McGuire..............................   200,000          1.10      2004
Cyril P. McGuire.............................   200,000          1.10      2004
George L. Burne..............................   268,502    0.32-50.05 2004-2007
Edward Jensen................................   180,000    5.68-24.56 2006-2007
Trevor Sullivan..............................    20,000          7.50      2007
Robert Wadsworth.............................    20,000          7.50      2006

   We have entered into indefinite term employment agreements with each of John McGuire, Cyril McGuire, Christopher Meehan, R. Paul Byrne, John Harte and Kevin Shea under which each receives an annual base salary, an annual bonus and all standard benefits accorded our other executives. In addition, each of these executives will be entitled to participate in and receive options from our employee share option schemes. Mr. Meehan has informed us that he will resign as our executive vice president, operations and as a director to be effective as of May 25, 2001.

   We do not have any currently outstanding loans to any of our directors. In addition, we do not currently have any outstanding guarantees for the benefit of any of our directors.

C. Board Practices

   Our memorandum and articles of association authorize no fewer than three nor more than fifteen directors. Our shareholders may, from time to time, increase or reduce the number of directors by ordinary resolution. We presently have eight directors.

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

   Under our current board composition, two of our directors are required to retire at each annual general meeting of the shareholders. The following table sets forth certain information concerning our Board of Directors:

                                                         Date
                                                         Board
                                                        Service  Termination /Renewal Date
   Name                              Position            Began       of Current Office
   ----                     --------------------------- ------- ---------------------------
   Chris P. Meehan......... Director                     1996          May 25, 2001
   Trevor D. Sullivan...... Director                     1991   Annual General Meeting 2001
   R. Paul Byrne........... Director                     1997   Annual General Meeting 2001
   Robert M. Wadsworth..... Director                     1998   Annual General Meeting 2002
   Edward Jensen........... Director                     2000   Annual General Meeting 2002
   Kevin C. Shea........... Director                     2000   Annual General Meeting 2003
   Cyril P. McGuire........ Director/Executive Chairman  1987   Annual General Meeting 2003
   John F. McGuire......... Director                     1987   Annual General Meeting 2004

   There are no agreements providing for the payment of any consideration to any non-executive Board member upon the termination of his services to the Company.

 Board Committees

   Our board of directors may delegate aspects of its responsibilities to committees of the board. Our board of directors has established an audit committee and a compensation committee.

   Audit Committee

   The responsibilities of the Audit Committee include reviewing our annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews our financial statements prior to our filing them with the Securities and Exchange Commission or other regulatory bodies. The Audit Committee recommends to our Board of Directors the selection of an independent accounting firm and approves the fees and other compensation to be paid to our accounting firm. The Audit Committee shall also:

  .  review the performance of the Company's independent accounting firm; and

  .  review the adequacy of the internal financial and accountancy controls.

   The activities and responsibilities above constitute a general description of the terms of reference of the Audit Committee which are not limited to solely those outlined above.

   Compensation Committee

   The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for our directors, executive officers and key employees. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to our option schemes.

D. Employees

   We employed the following numbers of employees as of January 31, 1999, 2000 and 2001:

                                                                  As of January
                                                                       31,
                                                                  --------------
   Category                                                       1999 2000 2001
   --------                                                       ---- ---- ----
   Research and development...................................... 103  155  319
   Professional and support services.............................  39   35  140
   Sales and marketing...........................................  46   54   84
   Administration................................................  34   42   80
                                                                  ---  ---  ---
     Total....................................................... 222  286  623
                                                                  ===  ===  ===

   Of our total number of employees, as of January 31, 2001, 248 are located in Ireland, 119 are located in Europe outside Ireland, 219 are located in North America and 37 are located in South America. We have acquired several dozen employees as a result of the acquisitions listed in Item 4 "Information on the Company."

   None of our employees are represented under collective bargaining agreements. We have never experienced a work stoppage, and we believe that our relations with our employees are good.

E. Share Ownership

   For information concerning the beneficial ownership of our ADSs by our officers and directors, see Item 7 "Major Shareholders and Related Party Transactions."

 Option Schemes

   We currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees and for the purpose of attracting and retaining the best available personnel to promote the success of our business. The aggregate number of shares which may be issued pursuant to our employee benefit plans is 5,800,000 ordinary shares (11,600,000 equivalent ADSs) to be allocated among the plans by the board of directors. The 5,800,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 5,800,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of our ADSs then outstanding.

 Trintech Group Limited share option 1997 scheme

   We established the Trintech Group Limited share option 1997 scheme on May 28, 1997. The 1997 scheme was approved by our shareholders on November 21, 1997. The purpose of the 1997 scheme is to attract and retain the best available personnel to promote the success of our business. We are required to keep available sufficient authorized but unissued shares to satisfy our obligations under the plan. The 1997 scheme will terminate on May 27, 2007, unless previously terminated by the board of directors.

   Under the 1997 scheme, all of our employees and executive directors as well as those of our subsidiaries are eligible to receive grants of nonstatutory options. Employees are also eligible to receive grants of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986. The 1997 scheme is administered by the compensation committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant. The board of directors may amend or modify the 1997 scheme at any time.

   As of January 31, 2001, 425,928 ordinary shares (851,856 equivalent ADSs) have been issued upon the exercise of share options granted under the 1997 scheme and 3,875,801 ordinary shares (7,751,602 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1997 scheme is $9.74, or approximately
(Euro)10.81 per equivalent ADS.

 Trintech Group PLC directors and consultants share option scheme

   On April 22, 1998, we established the Trintech Group Limited directors and consultants share option scheme. The purpose of the scheme is to attract and retain the best available directors and consultants and to promote the success of our business. The directors and consultants scheme will terminate on April 21, 2008, unless previously terminated by the board of directors.

   Under the directors and consultants scheme, all of our non-executive directors and consultants as well as those of our subsidiaries are eligible to receive grants of nonstatutory options. The directors and consultants scheme is administered by the compensation committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant. The board of directors may amend or modify the directors and consultants scheme at any time.

   As of January 31, 2001, 20,708 ordinary shares (41,416 equivalent ADSs) have been issued upon the exercise of share options granted under the directors and consultants scheme, and 314,792 ordinary shares (629,584 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the directors and consultants scheme is $8.47, or approximately (Euro)9.40 per equivalent ADS.

 Exceptis Technologies Limited share option scheme

   On November 20, 2000, we assumed certain outstanding options under the Exceptis Technologies Limited share option scheme pursuant to our acquisition of Exceptis Technologies Limited.

   Under the Exceptis Technologies Limited share option scheme, all of Exceptis Technologies Limited's executives and employees employed on a permanent basis as well as those of its subsidiaries are eligible to receive grants of share options. The Exceptis Technologies Limited share option scheme is administered by the compensation committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant. The board of directors may amend, modify, or terminate the Exceptis Technologies Limited share option scheme at any time.

   In connection with the assumption of the plan, we have assumed options exercisable for 43,326 of our ordinary shares (86,652 equivalent ADSs). The board of directors has decided not to issue any additional options under the Exceptis Technologies Limited share option scheme. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the Exceptis Technologies Limited share option scheme is $3.36, or approximately (Pounds)3.73 per equivalent ADS.

 Trintech savings related share option scheme 1999

   On August 23, 1999, we obtained shareholder approval for the establishment of the Trintech employee savings related share option scheme 1999 for our Irish employees. The savings related share option scheme applies to all of our qualifying Irish employees and is intended to be an approved scheme under
Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase ordinary shares at a discount of 15% to the market value of ordinary shares on the last day on which the ordinary shares were traded before grant. Participants must enter into approved savings arrangements the purpose of which is to fund the cost of the exercise of the option.

   The savings related share option scheme is open to our employees and executive directors. Grants of options under the savings related share option scheme may vary as between participants according to level of remuneration, length of service or other factors relating to their position.

   Rights granted under the savings related share option scheme are not transferable. These rights may only be exercised by the participant or, in the event of his death, his personal representative. The savings related share option scheme will terminate ten years after its adoption by the board of directors unless otherwise terminated before that date by the board of directors. The board of directors has power to amend the savings related share option scheme except that no amendment will be made which would adversely affect the subsisting rights of participants.

 1999 employee share purchase plan

   On August 23, 1999, we obtained shareholder approval for the establishment of the Trintech 1999 employee share purchase plan for our U.S. employees. The 1999 share purchase plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year.

   Our U.S. employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who immediately after grant owns stock with 5% or more of the total combined voting power or value of all classes of our capital shares, or holds rights to purchase shares under our employee share purchase plans that accrue at an annual rate exceeding $25,000 worth of shares for each calendar quarter may be not be granted an option to purchase shares under the 1999 share purchase plan. The 1999 share purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's compensation. Compensation is defined as the participant's base straight time gross earnings, bonuses and commissions but is exclusive of payments for overtime, shift premium payments, incentive compensation, incentive payments and other compensation.

   The total amounts deducted and accumulated from the participant's pay are used to purchase ordinary shares at the end of each purchase period. The price of ordinary shares purchased under the 1999 share purchase plan is generally 85% of the lower of the fair market value of the ordinary shares at the beginning of the offering period or at the end of the purchase period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us. Rights granted under the 1999 share purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 share purchase plan. The 1999 share purchase plan provides that, in the event of a merger of with or into another corporation or a sale of substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The 1999 share purchase plan will terminate in 2009. The board of directors has the authority to amend or terminate the 1999 share purchase plan, except that no board action may adversely affect any outstanding rights to purchase shares under the 1999 share purchase plan.

   As of April 26, 2001, there were outstanding options to purchase an aggregate of 4,024,430 ordinary shares (8,048,860 equivalent ADSs) at exercise prices ranging from $0.72 to $107 per ordinary share and expiration dates ranging from May 2004 to April 2008 under our employee benefit plans. As of April 26, 2001, the Company's directors and executive officers held options to purchase an aggregate of 1,502,891 ordinary shares (3,005,782 equivalent ADSs) at exercise prices ranging from $1.56 to $100.10 per ordinary share and expiration dates ranging from May 2004 to October 2007.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

   The following table sets forth certain information known to us with respect to beneficial ownership of our ADSs as of April 26, 2001 by (i) each shareholder known to us to be the beneficial owner of more than five percent of any class of our registered voting securities and (ii) all of our executive officers and directors as a group and each individually. To our knowledge, we are not directly or indirectly controlled by any corporation, foreign government or any other natural or legal person.

                                                                 Equivalent
                                                                  American
                                                             Depositary Shares
                                                                Beneficially
                                                                  Owned(1)
                                                             ------------------
   Beneficial Owner                                            Number   Percent
   ----------------                                          ---------- -------
   John F. McGuire (2)(3)...................................  9,258,017  15.3%
   Cyril P. McGuire (2)(4)..................................  9,258,017  15.3
   Instove Limited (5)......................................  6,411,216  10.6
   Kevin C. Shea (6)........................................    310,000     *
   R. Paul Byrne (7)........................................    238,670     *
   John Harte (8)...........................................    196,875     *
   Donald Marcotte (9)......................................    125,000     *
   Christopher P. Meehan (10)...............................    561,136     *
   George L. Burne (11).....................................    402,320     *
   Edward Jensen (12).......................................    120,000     *
   Trevor Sullivan (13).....................................      7,840     *
   Robert Wadsworth (14)....................................  1,707,500     *
   Officers and directors as a group (11 persons) (15)...... 28,596,591  46.3

--------
  *  Represents less than 1% of the equivalent ADSs outstanding.

 (1) The information in this table is based on our records, information provided to us by our directors and executive officers, and a review of our Schedules 13D and 13G filed in year 2000 and 2001 with the Securities and Exchange Commission. The percentage ownership of each director, executive officer, and shareholder is based on 60,255,626 equivalent ADSs outstanding at April 26, 2001. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, we believe that the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Securities subject to options or warrants that are currently exercisable or exercisable within 60 days after April 26, 2001 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.
 (2) Jayness Limited and Vanspur Limited, which are owned by two Jersey discretionary trusts, Jayness Trust and Vanspur Trust, have the option to acquire up to 2,890,750 equivalent ADSs, representing approximately 4.8%, of the equivalent ADSs currently owned by John McGuire and have the option to acquire up to 2,890,750 equivalent ADSs, representing approximately 4.8%, of the equivalent ADSs currently owned by Cyril McGuire. Neither John McGuire, Cyril McGuire nor any of their family members are trustees or beneficiaries of these trusts and John and Cyril McGuire disclaim any beneficial interest in the securities held by Jayness Limited, Vanspur Limited or the trusts.
 (3) Includes 9,058,017 equivalent ADSs held of record and 200,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2001.
 (4) Includes 9,058,017 equivalent ADSs held of record and 200,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2001.
 (5) Equivalent ADSs are held by Instove Limited, which in turn is owned by two Jersey discretionary trusts, Hacke Trust and Belte Trust. Neither John McGuire nor Cyril McGuire nor any of their family members are trustees or beneficiaries of these trusts, but the trustees may, in their sole discretion, select any beneficiaries. John McGuire and Cyril McGuire both disclaim any beneficial interest in the equivalent ADSs held by Instove Limited or the trusts.
 (6) Includes 60,000 equivalent ADSs held of record and 250,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2001.
 (7) Represents 238,670 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2001.
 (8) Represents 196,875 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2001.
 (9) Represents 125,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2001.
(10) Includes 521,930 equivalent ADSs held of record and 39,206 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2001.
(11) Includes 291,320 equivalent ADSs held of record and 111,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2001.
(12) Represents 120,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2001.
(13) Includes 5,340 equivalent ADSs held of record and 2,500 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2001.
(14) Includes 1,700,000 equivalent ADSs held of record by HarbourVest International Private Equity Partners III--Direct Fund L.P., of which Mr. Wadsworth is a general partner, and 7,500 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2001. HarbourVest Partners, LLC is the managing member or the general partner of HIPEP III--Direct Associates LLC, which is the general partner of HarbourVest International. Mr. Wadsworth is the general partner of HarbourVest Partners, LLC, and its Managing Director. Mr. Wadsworth may be considered to have or share investment and voting control over the equivalent ADSs owned by this entity. Mr. Wadsworth disclaims any beneficial interest in the equivalent ADSs held by HarbourVest International Private Equity Partners III L.P. in excess of his pecuniary interest as a general partner.
(15) Includes 1,490,751 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2001.

   Our major shareholders do not have different voting rights.

 Changes in Ownership

   The following information is based entirely on our review of Schedules 13D and 13G previously filed with the Securities and Exchange Commission.

   John McGuire was the beneficial owner of 9,300,017 and 9,258,017 equivalent ADSs as of January 31, 2000 and January 31, 2001, respectively. The change in beneficial ownership was due primarily to the sale of 90,000 shares in connection with our public offering on May 4, 2000, partially offset by an increase in the number of vested options over the period. Additionally, the percentage of equivalent ADSs held by John McGuire changed over such period due to our issuance of ADSs in our public offering and in acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and warrants.

   Cyril McGuire was the beneficial owner of 9,300,017 and 9,258,017 equivalent ADSs as of January 31, 2000 and January 31, 2001, respectively. The change in beneficial ownership was due primarily to the sale of 90,000 shares in connection with our public offering on May 4, 2000, partially offset by an increase in the number of vested options over the period. Additionally, the percentage of equivalent ADSs held by Cyril McGuire changed over such period due to our issuance of ADSs in our public offering and in acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and warrants.

   Enterprise Ireland was the beneficial owner of 2,656,624 and 2,656,624 equivalent ADSs as of January 31, 2000 and January 31, 2001, respectively. The percentage of equivalent ADSs held by Enterprise Ireland changed over such period due to our issuance of ADSs in our public offering and in acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and warrants.

   Instove Limited was the beneficial owner of 7,701,466 and 6,411,216 equivalent ADSs as of January 31, 2000 and January 31, 2001, respectively. The change in beneficial ownership was due primarily to the sale of 1,290,250 shares in connection with our public offering on May 4, 2000. Additionally, the percentage of equivalent ADSs held by Instove Limited changed over such period due to our issuance of ADSs in our public offering and in acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and warrants.

   As of April 26, 2001, the number of holders of record of our ordinary shares was 117 and the number of holders of record of our ADSs was approximately 3,500. Of the total number of record holders of ordinary shares, there are 23 U.S. record holders. Of the total number of record holders of ADSs, there are approximately 2,700 U.S. record holders. U.S. record holders hold approximately 24% of the total number of outstanding equivalent ADSs.

B. Related Party Transactions

   In August 1998, we entered into an agreement with VISA International. The agreement confirmed and summarized the intentions of both parties concerning the development of a strategic relationship to pursue opportunities in the Internet marketplace. In connection with this agreement, we issued to VISA International a warrant to purchase 250,000 ordinary shares, exercisable for a two-year period. As part of this transaction, we granted VISA International the right to appoint one member to our board of directors. VISA
International's right to appoint a board member terminated upon the closing of our initial public offering. Concurrent with the closing of the transactions with VISA International, VISA International purchased 250,000 of our redeemable convertible preference shares at a price of $6.00 per share. Visa International subsequently exercised the warrant issued in May 2000.

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

   In May 1999, we entered into a license agreement with Visa USA in which we agreed to license one copy of PayWare eAcquirer to Visa International. The purpose of the license was to develop and test the product for merchants. Visa paid us license and support fees plus additional royalties. Under the agreement, we are required to place in escrow the current version of RSA S-Pay source code and documentation. If we fail to provide a modification to the source code to meet Visa's modified SET specifications within 90 days of Visa's publication of these specifications or if we suffer a bankruptcy during the term of the agreement, Visa will have access to the source code solely for use under the license.

   Effective September 1, 1998, we entered into a lease agreement with John and Cyril McGuire under which we currently lease approximately 22,500 square feet of space in a building located in Dublin, Ireland which is owned by John and Cyril McGuire. The term of the lease is for a period of 25 years. Our rent under the lease is IR(Pounds)401,514, or approximately $445,680 per year, which was determined by a fair assessment of the local rental market by an independent appraisal firm. The rent is to be reviewed by an independent appraiser every five years and may be increased based on the independent appraiser's assessment of the current rental market using rental rates for similar properties in comparable locations. This lease agreement may be amended from time to time by agreement among us and John and Cyril McGuire. We have the right to terminate the lease on September 1, 2007.

   We have agreed to enter into a second lease agreement with John and Cyril McGuire under which we will lease approximately 29,400 square feet of space in a building, located adjacent to the building currently under lease from John and Cyril McGuire. Although we are negotiating the final terms of the lease, to be effective as of March 1, 2001, we have agreed to a lease term of 25 years, with rent under the lease of IR(Pounds)674,100 or approximately $748,250 per year, which was determined by a fair assessment of the local rental market by an independent appraisal firm. The rent is to be reviewed by an independent appraiser every five years and may be increased based on the independent appraiser's assessment of the current rental market using rental rates for similar properties in comparable locations. The lease agreement may be amended from time to time by agreement among us and John and Cyril McGuire. We will have the right to terminate the lease on February 1, 2009.

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

   See also Note 16 to Item 18 on pages F-1 through F-30.

C. Interests of Experts and Counsel

     Not required.

Item 8. Financial Information

A. Consolidated Financial Statements and other Financial Information

   Please see Item 18 "Financial Statements" and pages F-1 through F-30 for our Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of our revenues from customers located in the United States and outside the United States, please see Item 5 "Operating and Financial Review and Prospects" and the Notes to the Consolidated Financial Statements.

 Legal Proceedings

   From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. For example, in April, 2001, an individual demanded arbitration against us alleging breach of contract. While we believe this claim is without merit, we cannot predict the outcome of this dispute. Further in December 2000, Transaction System Architects, Inc. filed a Demand for Arbitration against Globeset, Inc. seeking as its remedy the release of certain Globeset source code which we acquired in our acquisition of the primary assets of Globeset. This arbitration proceeding was dismissed without prejudice in May, 2001. Other than as disclosed above, neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings which could have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition and results of operations.

   We are involved from time to time in disputes with respect to our intellectual property rights and the intellectual property rights of others. Pending and future litigation involving our business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to our business and significant diversion of effort by our technical and management personnel. In addition, litigation, either instituted by or against our business, may be necessary to resolve issues that may arise from time to time in the future. Furthermore, our efforts to protect our intellectual property through litigation may be unable to prevent duplication of our technology or products. Any such litigation could have a material adverse effect upon our business, financial condition or results of operations.

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

B. Significant Changes

   None.

Item 9. The Offer and Listing

A. Offer and Listing

   On September 24, 1999, we consummated a public offering in the U.S. and the Federal Republic of Germany of 5,800,000 ordinary shares. On October 26, 1999, we sold an additional 87,598 ordinary shares, pursuant to an option granted to the underwriters in the offering to cover over-allotments.

   On March 21, 2000, we effected a two-for-one ADS split. Following the split, each ordinary share equals two equivalent ADSs.

   On May 4, 2000, we consummated a follow-on public offering in the U.S. and the Federal Republic of Germany of 2,000,000 ordinary shares. On May 11, 2000, we sold an additional 225,000 ordinary shares, pursuant to an option grant to the underwriters in the offering to cover over-allotments.

 Market Price Information

   The tables below present for the ADSs traded on the Nasdaq National Market and the Neuer Markt respectively (i) for the five most recent full financial years the annual high and low market prices, (ii) for the two most recent full financial years and any subsequent period the high and low market prices for each full financial quarter, (iii) for the most recent six months the high and low market prices for each month.

                                       Price per ADS on
                                            Nasdaq      Price per ADS on Neuer
                                       National Market          Markt
                                       ---------------- ----------------------
                                        High $   Low $  High (Euro) Low (Euro)
                                       -------- ------- ----------- ----------
   Annual Highs and Lows
   1999 (commencing September 24).....   34.00     6.00    34.98       5.70
   2000...............................   75.44     6.38    79.50       6.95

   Quarterly Highs and Lows
   1999
     Third Quarter (commencing
      September 24, 1999).............    9.06     6.00     8.75       5.70
     Fourth Quarter...................   34.00     8.63    34.98       8.00
   2000
     First Quarter....................   75.44    23.44    79.50      26.50
     Second Quarter...................   29.00    14.25    33.00      16.80
     Third Quarter....................   32.00     9.50    39.40      11.13
     Fourth Quarter...................   12.63     6.38    15.72       6.95
   2001
     First Quarter....................    9.00     1.69     9.60       1.90

   Monthly Highs and Lows (2000 and
    2001)
     November.........................   11.13     6.88    12.80       8.00
     December.........................   12.63     6.38    15.72       6.95
     January..........................   10.75     8.00    12.00       7.82
     February.........................    9.00     2.44     9.60       2.70
     March............................    3.25     2.19     3.35       2.00
     April............................    2.38     1.69     2.69       1.90

B. Plan of Distribution

   Not required.

C. Markets on which our Shares Trade

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

 The Frankfurt Stock Exchange and the Neuer Markt

   The Frankfurt Stock Exchange is the most significant of the eight German stock exchanges and accounted for the vast majority of the turnover in traded shares in Germany in 2000. The aggregate annual turnover of the Frankfurt Stock Exchange in 2000 of approximately (Euro)5.1 trillion for both equity and debt instruments, made it one of the largest stock exchanges in the world behind the New York Stock Exchange, London and Tokyo in terms of turnover. The calculation of the aggregate annual turnover of the Frankfurt Stock Exchange is based on the Frankfurt Stock Exchange's practice of separately recording the sale and purchase components involved in any trade. As of December 31, 2000, the equity securities of 5,694 corporations, including 4,789 foreign corporations, were traded on the Frankfurt Stock Exchange.

   The Neuer Markt segment of the Frankfurt Stock Exchange is a new trading segment that was launched in March 1997. It is designed for innovative, small to mid-size companies in high growth industries or in traditional industries that have an international orientation and that are willing to provide active investor relations. The Frankfurt Stock Exchange requires that the issuer make a presentation, and it may reject the issuer if it considers the issuer inappropriate for the Neuer Markt. Issuers are requested to provide investors on an ongoing basis with information such as annual and quarterly reports, including cash flow statements, and a corporate action timetable. This information is required to be submitted in English and German as well as in electronic form, thus enabling the stock exchange to disseminate corporate information over the Internet page entitled Companies, Company Information at http://www.deutsche-boerse.com/nm. Additionally, starting February 2001 more comprehensive information is available at the financial portal operated by a subsidiary of Deutsche Borse at http://www.NeuerMarkt.com, IPO section, Archive.

 Trading on the Neuer Markt

   Trading of shares listed on the Neuer Markt takes place on the floor of the stock exchange, but is computer-aided. Shares listed on the Neuer Markt can also be traded on a computer-aided system called Xetra. Trading takes place on every business day between 9:00 a.m. and 8:00 p.m., Frankfurt time. Trading within the Xetra system is done by banks and brokers who have been admitted to trading on at least one of Germany's stock exchanges. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations.

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

D. Selling Shareholder

   Not required.

E. Dilution

   Not required.

Item 10. Additional Information

A. Share Capital

   Not required.

B. Memorandum of Articles of Association

   Our Memorandum of Association and Articles of Association, as amended, are filed as Exhibit 1.1 to this Report. We incorporate by reference the "Description of Share Capital" included in our Registration Statement on Form F-1 (File No. 333-10738). The Transfer Agent and Registrar for our Ordinary Shares is IRG Registrars, Dublin, Ireland. The Transfer Agent and Registrar for our ADSs is The Bank of New York.

C. Material Contracts

   We have not entered into any material contracts other than in the ordinary course of business and other than those disclosed in Item 4 "Information on the Company" or elsewhere within this Form 20-F.

D. Exchange Controls

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

   The Financial Transfers Act, 1992 of Ireland was enacted in December 1992. This act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between the Republic of Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this act prohibit any financial transfer to or by the order of or on behalf of residents of each of the Federal Republic of Yugoslavia, the Republic of Serbia, and Iraq, and certain financial transfers to or by the order of or on behalf of residents of Angola, unless permission for the transfer has been given by the Central Bank of Ireland.

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

   Federal Republic of Germany. At present, the Federal Republic of Germany does not restrict the export or import of capital, except for certain investments in countries such as Iraq as required by resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany, a resident, must report to the German Federal Central Bank, subject only to several immaterial exceptions, any payment received from or made to an individual or a corporation resident outside Germany, or a non-resident, if a payment exceeds (Euro)12,500 or the equivalent in another currency. In addition, residents must report any claims against or any liabilities payable to non-residents if these claims or liabilities, in the aggregate, exceed DM 3.0 million or the equivalent in a foreign currency at the end of any one month.

   Furthermore, residents must periodically report certain claims in a non-resident enterprise if at least 10% of the share capital or of the voting rights of the non-resident enterprise is attributable to the resident or any of its non-resident affiliates. However, this reporting requirement does not apply if the total balance sheet or the total business assets of the non-resident enterprise do not exceed DM 1.0 million or, if less than 50% of the share capital or voting rights of the non-resident enterprise are attributable to the resident or any of its non-resident affiliates, do not exceed DM 10.0 million. A non-resident affiliate is a non-resident entity of which more than 50% of the share capital or voting rights are attributable to a resident.

   Moreover, enterprises resident in Germany must periodically report certain items of assets if at least 10% of the share capital or of the voting rights of the resident enterprise are attributable to one or more non-residents or any of their resident affiliates. However, this reporting requirement does not apply if the total balance sheet or the total business assets of the resident enterprise do not exceed DM 1.0 million or, if less than 50% of the share capital or voting rights of the resident enterprise are attributable to one or more non-residents or any of their resident affiliates, do not exceed DM 10.0 million. A resident affiliate is a resident entity of which more than 50% of the share capital or voting rights are attributable to a non-resident.

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

   Provisions of our Memorandum and Articles of Association Concerning Control. Several provisions of our memorandum and articles of association may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for the ADSs.

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

E. Taxation

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

   This summary is of a general nature only and does not discuss all aspects of Irish, German and U.S. taxation that may be relevant to a particular investor. In particular, the following summary does not address the tax treatment of U.S. holders or Irish holders who own, actually or constructively, 10% or more of our outstanding voting stock. Nor does this summary address classes of U.S. holders or Irish holders, such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax and persons who do not hold ADSs or ordinary shares as capital assets. These particular investors not addressed in this summary may be subject to special rules.

   The statements of Irish, German and U.S. tax laws described below are based on the laws in force and as interpreted by the relevant taxation authorities as of April 2, 2001 and are subject to any changes in Irish, German or U.S. law, or in the interpretation of these laws by the relevant taxation authorities, or in the double taxation conventions among any two of the Republic of Ireland, Germany and the United States occurring after that date. The discussion regarding Irish taxation matters is based on the various Irish Taxes Acts, Finance Acts and other relevant legislation, judicial decisions, statements of practice and revenue practices in force at this time, all of which are subject to change, possibly with retrospective effect. The discussion regarding U.S. federal income taxation matters is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed U.S. treasury regulations promulgated under the U.S. code and administrative and judicial interpretations of the U.S. code, all as in effect as of April 2, 2001 and all of which are subject to change, possibly with retroactive effect.

   In 2000, the German Parliament passed the Tax Reduction Act to reduce tax rates and reform corporate taxation. This new law is generally effective since January 1, 2001 and generally provides for a so-called "half-income" system for individuals and a tax exemption for corporate holders. This means, that the holder of foreign shares will only be taxed on 50% of the received dividend or of a capital gain in certain cases or might be almost tax exempt if he is a corporation. However it cannot entirely ruled out that the new tax regime will apply only as of 2002 in which case the former tax regime would apply in 2001 which is also described below.

 Taxation of Dividends

   Republic of Ireland Taxation. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Should we begin paying dividends, unless exempted, all dividends paid by us will be subject to Irish withholding tax at the rate of 20%. An individual holder of ordinary shares resident in a relevant territory, being a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union other than Ireland, will be exempt from withholding tax provided he makes the requisite declaration. Corporate holders of ordinary shares ultimately controlled by residents of a relevant territory or the principal class of shares of which, or of a 75% parent, is traded on a stock exchange in a relevant territory will be exempt from withholding tax provided the appropriate declaration is made. Corporate holders of ordinary shares resident in a relevant territory which are not controlled by Irish residents and corporate holders wholly owned by two or more companies, the shares of each of which are traded on a stock exchange in a relevant territory will be exempt from withholding tax provided that the appropriate declaration is made. A holder of ADSs will be exempt from withholding tax if it is beneficially entitled to the dividend and if its address on the register of ADSs maintained by the depositary is in the United States. Additionally, the depositary must be authorized by the Irish Revenue Commissioners as a qualifying intermediary for this exemption to apply. Where such a withholding is made it will satisfy the liability to Irish tax of the shareholder except in circumstances where an Irish resident or ordinarily resident individual holder of ordinary shares may have an additional liability.

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

   U.S. holders who are able, under Irish domestic tax legislation, to claim a refund or exemption of Irish tax withheld should not expect to obtain a credit against U.S. federal income tax liability for that withheld tax whether or not such claim is made. For more information, please see "Republic of Ireland Taxation."

   U.S. holders should consult with, and rely solely upon, their personal tax advisors, as the rules governing the availability or use of foreign tax credits are complex.

   German Taxation. If the ordinary shares or ADSs are held by a German individual as business assets 50% of the dividends received are subject to trade tax. However, if a holder of ordinary shares or ADSs holds 10% or more of the ordinary shares or ADS and further prerequisites are met a tax exemption will apply.

   Individuals subject to unlimited tax liability (i.e. individuals with their residence or usual place of stay in Germany) or limited tax liability (including individuals conducting business in Germany via a permanent establishment or a permanent representative to the extent ordinary shares or ADSs are attributable to such permanent establishment or permanent representative) are taxed on 50% of the gross dividends (before deduction of withholding tax) at the progressive income tax rate plus a solidarity surcharge of 5.5% thereon. Where applicable, the trade tax is credited against the income tax of the shareholder in whole or in part.

   Additionally, for private individual shareholders or ADS holders church tax might apply in which case the full dividend amount would be included in the church tax base.

   Private individual shareholders or ADS holders may claim a tax allowance for investment income of DM 3,000 p.a. ((Euro)1,550 p.a. from 2002). In the case of married couples filing a joint income tax return, the tax allowance amounts to DM 6,000 ((Euro)3,100 p.a. from 2002). They may also deduct from their dividend income 50% of the costs related to their shareholding, in particular the fees for custody and refinancing. Without evidence, an amount of DM 100 ((Euro)51 p.a. from 2002) and in the case of married couples filing a joint income tax return an amount of DM 200 ((Euro)102 p.a. from 2002) may be deducted.

   If the new tax regime only applied as of 2002, in 2001 the dividends received would be fully subject to income tax plus solidarity surcharge and, where applicable and no tax exemption applies, trade tax. No tax credit for trade tax would be granted. Expenses could be fully deducted.

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

   Dividends to shareholders or ADS holders subject to German corporation tax are tax exempt. However, a portion of 5% of the dividend is treated as a non-deductible business expense and will be subjected to corporation tax at a rate of 25% (plus a 5.5% solidarity surcharge thereon) and trade tax.

   If the new tax regime only applied as of 2002, in 2001 the dividends would be subject to German trade tax and corporation tax plus solidarity surcharge thereon. In this case, generally, a credit or deduction of withholding tax would be available in whole or in part. If the shareholder or ADS holder quota amounted to 10% or more the dividends might be tax exempt. However, if the dividends were tax exempt a portion of 5% of such dividends would be deemed a non deductible expense for corporation tax (including solidarity surcharge) and possibly for trade tax purposes.

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

   German Taxation. If the shares or ADSs are held by a German individual as business assets 50% of the capital gain is subject to trade tax.

   Additionally, capital gains from the sale of shares or ADSs held by a German individual as business assets are subject to income tax plus solidarity surcharge thereon.

   Capital gains from the sale of shares or ADSs held as private assets by individuals are only subject to taxation, if (i) the sale takes place within one year from the purchase or--after this period has lapsed--if (ii) the shareholder or ADS holder (or the predecessor in the case of a transfer of shares or ADSs without consideration), at any time during the five years preceding the sale, directly or indirectly held or holds a participation of 1% or more. However, for private individuals a capital gain deriving from a disposal of the shares or ADS is tax exempt if the total gains from private disposal transactions in the respective calendar year amount to less than DM 1,000 p.a. and per person ((Euro)512 p.a. from 2002).

   To the extent, capital gains are subject to income tax, 50% of such capital gains are subject to the progressive income tax rate plus a solidarity surcharge of 5.5% thereon. Expenses related to capital gains are half deductible. Additionally, for private individual shareholders or ADS holders church tax might apply in which case the full capital gain would be included in the church tax base.

   Losses incurred by an individual from a disposal of shares or ADSs might not be deductible in whole or in part.

   If the new tax regime applied only as of 2002, capital gains in 2001 would be fully included in the tax base where the capital gain is taxable.

   Capital gains realised by shareholders or ADS holders subject to corporation tax are exempt from corporation tax and trade tax.

   If the new tax regime applied only as of 2002, capital gains in 2001 would be subject to trade tax, corporation tax and solidarity surcharge thereon. However, capital gains might be tax exempt requiring in particular a shareholder or ADS holder quota of 10% or more.

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

   We do not believe that we satisfy either of the tests for PFIC status for the year ending Janaury 31, 2001. You should be aware that if the value of the company remains low (as likely indicated by the price of our stock), it is possible that we will be classified as a PFIC under the test relating to the value of our assets. If we are a PFIC for any taxable year, a U.S. holder would be required to

     (a) pay an interest charge together with tax calculated at maximum ordinary income rates on any "excess distribution", which is defined to include gain on a sale or other disposition of ADSs,

     (b) if a qualified electing fund election is made by the U.S. holder, to include in their taxable income enumerated undistributed amounts of our income, or

     (c) if an election is made by the U.S. holder to mark our shares to market, to include as ordinary income each year the excess, if any, of the fair market value at the end of the year of our shares held by the U.S. holder over its adjusted basis in the shares, and to recognize additional gain, if any, on the sale or other disposition of the shares as ordinary income for that year. The U.S. holder will be allowed to claim a deduction as an ordinary loss for the excess, if any, of the adjusted basis of the shares over their fair market value at the end of the year or over their final sale or disposition price, to the extent of the net amount of previously included income resulting from the mark to market election. The U.S. holder's basis in our ordinary shares will be adjusted to reflect any income or loss amounts.

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

 Irish Capital Acquisition Tax

   A gift or inheritance of ordinary shares or ADSs will be within the charge to capital acquisitions tax, regardless of where the disposer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. The capital acquisitions tax is charged at a rate of 20% on the taxable value of the gift or inheritance above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits within the charge to the capital acquisitions tax and the relationship between the former holder and the successor. Gifts and inheritances between spouses are not subject to the capital acquisitions tax.

   The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited, in whole or in part, against tax payable in the United States, in the case where an inheritance of ordinary shares or ADSs is subject to both Irish capital acquisitions tax and US federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

 Irish Stamp Duty

   It is assumed for the purpose of this paragraph that ADSs are dealt in on a stock exchange in the United States recognized by the Irish taxing authorities. Under current Irish law, no stamp duty will be payable on the acquisition of ADSs by persons purchasing ADSs or on any subsequent transfer of an ADS. A transfer of ordinary shares, including transfers effected through CREST, wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will attract duty at the rate of 1% of the consideration given or, in the case of a gift or where the purchase price is inadequate or unascertainable, on the market value of the ordinary shares. Transfers of ordinary shares which are not liable to duty at the rate of 1%, such as transfers under which there is no change in beneficial ownership, may attract a fixed duty of (Euro)12.5.

   The transfer by a holder to the depositary or custodian of ordinary shares for deposit in return for ADSs and a transfer of ordinary shares from the depositary or custodian in return for the surrender of ADSs will be stampable at the rate of 1% if the transfer of the ordinary shares relates to a sale or contemplated sale or any other change in the beneficial ownership under Irish law of the ordinary shares. If, however, the transfer of the ordinary shares is a transfer under which there is no change in the beneficial ownership under Irish law of the ordinary shares being transferred, a fixed duty of (Euro)12.5 may be payable on the transfer.

   The person accountable for payment of stamp duty is the recipient or, in the case of a transfer by way of a gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to interest, penalties and fines.

   The Irish Revenue Commissioners are prepared to exempt from Irish stamp duty the transfer of ADSs dealt in on the Neuer Markt as long as the ADSs are also dealt in on the Nasdaq National Market.

   Special Rules for Credit Institutions, Financial Services Institutions and Financial Enterprises

   If credit institutions and financial services institutions hold or dispose of shares or ADSs held in the trading book in accordance with the German Banking Act, the tax reduction or exemption does not apply to dividends and capital gains. The same holds true for shares and ADSs held by financial enterprises in terms of the German Banking Act the objective of which is to generate short-term capital gains. Furthermore, this also applies to credit institutions, financial services institutions and financial enterprises domiciled in another European Union member state or in another state which is part of the European Economic Area.

   If the new tax regime only applied as of 2002 the above comments on taxation of dividends and capital gains in the year 2001 would apply accordingly to credit institutions, financial services institutions and financial enterprises for the year 2001.

 Other Taxes in Germany

   Wealth Tax. At present, for assessment periods as of January 1, 1997, there is no wealth tax levied in Germany.

   Inheritance and Gift Tax. Generally the transfer of ordinary shares or ADSs to another person as a gift or due to death is only subject to German inheritance and gift tax if:

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

F. Dividends and Paying Agents

   Not required.

G. Statements by Experts

   Not required.

H. Documents on Display

   The documents concerning Trintech referred to in this document and required to be made available to the public are available at our registered offices at Trintech Building, South County Business Park, Leopardstown, Dublin 18, Ireland.

I. Subsidiary Information

   Not required.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

   Interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since our investments are in short-term instruments and our available line of credit requires interest payments at variable rates. One of our foreign subsidiaries has in the past entered into foreign exchange contracts as a hedge against accounts receivable in currencies other than the Irish pound. However, as of January 31, 2001, neither we nor our subsidiaries were parties to any foreign currency hedging or other derivative financial instruments. Based on the nature and current levels of our investments and debt, we have concluded that there is no material market risk exposure.

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

   At January 31, 2001, our cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

Item 12. Description of Securities Other Than Equity Securities

   Not required.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

   None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. On March 21, 2000, a two-for-one ADS split became effective resulting in one additional ADS being issued to ADS holders for each ADS held by ADS holders of record. As a result of the stock split, each of our ordinary shares is represented by two ADSs.

B. Not required.

C. Not required.

D. Not required.

E. Use of Proceeds

   The following use of proceeds information relates to our registration statement on Form F-1 (No. 333-10738) for the initial public offering of 5,887,598 ordinary shares (including the exercise by the underwriters of their over-allotment option), which registration statement was declared effective on September 22, 1999. The aggregate offering price for our ordinary shares sold pursuant to the offering was approximately $67.8 million.

   We received net proceeds of approximately $59.5 million from our initial public offering, including the proceeds from the over-allotment option exercised by our underwriters (after underwriting discounts of approximately $4.8 million and transaction expenses of approximately $3.5 million). None of the transaction expenses included payments to directors, officers, general partners of the company, persons owning 10% or more of the company's equity securities or affiliates of the company.

   From the effective date of the registration statement through January 31, 2001, we used approximately $4.5 million for the purchase of property and equipment, approximately $40.8 million for the purchase of Checkline plc, Globeset, Inc. and Sursoft S.A. and $465,000 to repay short term bank debt.

   Deutsche Bank AG, Donaldson, Lufkin & Jenrette Securities Corporation, BancBoston Robertson Stephens Inc. and West LB Panmure Limited were the underwriters for our initial public offering.

Item 15. [RESERVED]

Item 16. [RESERVED]

                                    PART III

Item 17. Financial Statements

   The Company has responded to Item 18.

Item 18. Financial Statements

   Financial documents filed as part of this Form 20-F.

   (1) Financial Statements. The following Trintech Group PLC Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-30 are herein incorporated by reference.

     Report of Independent Auditors
     Consolidated Balance Sheets
     Consolidated Statement of Operations
    Consolidated Statements of Changes in Redeemable Convertible Preference Shares and Shareholders' Equity
     Consolidated Statements of Cash Flows
     Notes to the Consolidated Financial Statements

   (2) Financial Statement Schedule. The following financial statement schedule of Trintech Group PLC for the fiscal years ended January 31, 2001, 2000, and 1999 is filed as part of this Form 20-F and should be read in conjunction with our Consolidated Financial Statements incorporated by reference in Item 18 of this Form 20-F.

                                  SCHEDULE II

                               TRINTECH GROUP PLC

                       VALUATION AND QUALIFYING ACCOUNTS

                                    Additions
                         Balance at charged to                        Balance at
                         beginning  costs and   Exchange                end of
Description              of period   expenses  differences Deductions   period
-----------              ---------- ---------- ----------- ---------- ----------
                                       (U.S. dollars in thousands)
Year ended January 31,
 2001
Deducted from asset
 account:
 Provisions for bad and
  doubtful debts........    330       1,216         (7)       (212)     1,327
Year ended January 31,
 2000
Deducted from asset
 account:
 Provisions for bad and
  doubtful debts........    241         127        (19)        (19)       330
Year ended January 31,
 1999
Deducted from asset
 account:
 Provision for bad and
  doubtful debts........     98         138          5          --        241
Year ended January 31,
 2001
Warranty Reserve........    556          65        (28)        (72)       521
Year ended January 31,
 2000
Warranty Reserve........    876          76       (107)       (289)       556
Year ended January 31,
 1999
Warranty Reserve........    922         162         53        (261)       876

--------
   Schedules not listed above have been omitted because the information required to be described in the schedules is not applicable or is shown in the financial statements.

Item 19. Exhibits

  Exhibit
  Number                         Description of Document
  -------                        -----------------------
   1.1    Memorandum and Articles of Association of Trintech Group Limited, as
          amended, dated July 26, 2000
   2.1    Specimen of Ordinary Share Certificate (filed as Exhibit 4.1 to
          Trintech's Registration Statement on Form F-1 (File No. 333-1078) and
          incorporated herein by reference)
   2.2    Form of Depositary Agreement among Trintech Group Limited, The Bank of New York, as Depositary, and holders from time to time of American
          Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) dated as of September 27, 1999, as amended on March 16, 2000 (filed as Exhibit 4.2 to Trintech's
          Registration Statement on Form F-1 (File No. 333-32762) and
          incorporated herein by reference)
   4.1    1990 Trintech Group Limited Share Option Scheme (filed as Exhibit
          10.1 to Trintech's Registration Statement on Form F-1 (File No. 333-
          10738) and incorporated herein by reference)
   4.2    1997 Trintech Group Limited Share Option Scheme (filed as Exhibit
          10.2 to Trintech's Registration Statement on Form F-1 (File No. 333-
          10738) and incorporated herein by reference)
   4.3    1998 Trintech Group Limited Directors and Consultants Share Option
          Scheme (filed as Exhibit 10.3 to Trintech's Registration Statement on
          Form F-1 (File No. 333-10738) and incorporated herein by reference)
   4.4    1999 Employee Share Purchase Plan (filed as Exhibit 10.4 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
   4.5    Investors Rights Agreement by and among Trintech Group Limited,
          Security Dynamics Technologies, Inc., John F. McGuire, Cyril P.
          McGuire, Instove Limited, Jayness Limited and Vanspur Limited dated
          March 31, 1998 (filed as Exhibit 10.11 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
   4.6    Series A Convertible Preference Share Investors Rights Agreement by
          and among Trintech Group Limited, the Investors (as defined therein),
          John F. McGuire, Cyril P. McGuire, Instove Limited, Jayness Limited
          and Vanspur Limited dated June 30, 1998 (filed as Exhibit 10.12 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
   4.7    Amendment No. 1 to the Investors Rights Agreement by and among
          Trintech Group Limited, the Investors (as defined therein), John F.
          McGuire, Cyril P. McGuire, Instove Limited, Jayness Limited and
          Vanspur Limited (filed as Exhibit 10.13 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
   4.8    Credit Agreement between Trintech Group of Companies and The Bank of
          Ireland dated November 12, 1997 (filed as Exhibit 10.14 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and
          incorporated herein by reference)
   4.9    1999 U.S. Share Purchase Plan (filed as Exhibit 10.10 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and
          incorporated herein by reference)
   4.10   Debenture between Trintech Group Limited and The Bank of Ireland dated April 23, 1998 (filed as Exhibit 10.15 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and
          incorporated herein by reference)
   4.11   Lease Agreement between John McGuire, Cyril McGuire and Trintech
          Group Limited dated June 1999 (filed as Exhibit 10.21 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and
          incorporated herein by reference)
   4.12   Lease Agreement between 5 Independence Associates Limited Partnership and Trintech, Inc. Dated April 30, 1998 (filed as Exhibit 10.22 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
   4.13   Amendment No. 1 to Lease Agreement between 5 Independence Associates
          Limited Partnership and Trintech, Inc. dated August 4, 1998 (filed as
          Exhibit 10.23 to Trintech's Registration Statement on Form F-1 (File
          No. 333-10738) and incorporated herein by reference)

  Exhibit
  Number                         Description of Document
  -------                        -----------------------
  4.14    Guaranty Agreement between 5 Independence Associates Limited
          Partnership and Trintech Holdings Limited dated April 1998 (filed as
          Exhibit 10.24 to Trintech's Registration Statement on Form F-1 (File
          No. 333-10738) and incorporated herein by reference)
  4.15    Office Lease Agreement between Sherlon Investments Corp. and
          Trintech, Inc. dated December 12, 1997 (filed as Exhibit 10.25 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
  4.16    Lease Agreement between Service Life & Casualty Ins. Co. and
          Trintech, Inc. dated January 5, 1999 (filed as Exhibit 10.27 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
  4.17    Lease Agreement between Lincoln Bascom Office Center and Trintech,
          Inc. dated March 19, 1996 (filed as Exhibit 10.28 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and
          incorporated herein by reference)
  4.18    First Amendment to Office Building Lease between Lincoln Bascom
          Office Center and Trintech, Inc. dated April 1, 1997 (filed as
          Exhibit 10.29 to Trintech's Registration Statement on Form F-1 (File
          No. 333-10738) and incorporated herein by reference)
  4.19    First Amendment to Office Lease Agreement between Sherlon Investments
          Corp and Trintech, Inc. dated February 10, 1999 (filed as Exhibit
          10.30 to Trintech's Registration Statement on Form F-1 (File No. 333-
          10738) and incorporated herein by reference)
  4.20    Second Amendment to Office Building Lease between Lincoln Bascom
          Office Center and Trintech, Inc. dated May 4, 1998 (filed as Exhibit
          10.31 to Trintech's Registration Statement on Form F-1 (File No. 333-
          10738) and incorporated herein by reference)
  4.21    Third Amendment to Office Building Lease between Lincoln Bascom
          Office Center and Trintech, Inc. dated May 21, 1998 (filed as Exhibit
          10.32 to Trintech's Registration Statement on Form F-1 (File No. 333-
          10738) and incorporated herein by reference)
  4.22    Lease Agreement between Trintech, Inc. and Peninsula Office Park
          Associates, L.P. dated May 28, 1999
  4.23    First Amendment to the Lease between Trintech, Inc. and Peninsula
          Office Park Associates, L.P. dated November 1, 1999
  4.24    Asset Purchase Agreement by and among Trintech Technologies Limited,
          Maria Sanchez and Eduardo Spangenberg, dated as of September 12, 2000
  4.25    Form of Indemnification Agreement between Trintech, Inc. and its directors and officers dated September 1999 (filed as Exhibit 10.5 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
  4.26    Supply Agreement between Keltek Electronics Limited and Trintech
          Group Limited dated August 17, 1998 (filed as Exhibit 10.20 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
  4.27    Grant to Trintech Manufacturing Limited from Enterprise Ireland dated
          December 3, 1996 (filed as Exhibit 10.33 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
  4.28    Grant to Trintech Manufacturing Limited from Enterprise Ireland dated
          December 3, 1996 (filed as Exhibit 10.34 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
  4.29    Grant to Trintech Manufacturing Limited from Enterprise Ireland dated
          October 13, 1997 (filed as Exhibit 10.35 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
  4.30    Grant to Trintech Manufacturing Limited from Enterprise Ireland dated
          October 13, 1997 (filed as Exhibit 10.36 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

  Exhibit
  Number                         Description of Document
  -------                        -----------------------
   4.31   Software Source Code License Agreement between RSA Data Security,
          Inc. and Trintech Manufacturing Ltd. Dated March 31, 1998 (filed as
          Exhibit 10.16 to Trintech's Registration Statement on Form F-1 (File
          No. 333-10738) and incorporated herein by reference)
   4.32+  Marketing Agreement between RSA Data Security, Inc. and Trintech
          Manufacturing Ltd. Dated March 31, 1998 (filed as Exhibit 10.17 to
          Trintech's Registration Statement on Form F-1 (File No. 333-32762)
          and incorporated herein by reference)
   4.33+  Agreement between Visa International and Trintech Group Limited dated
          August 27, 1998 (filed as Exhibit 10.18 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
   4.34   Marketing Agreement between SAP Aktiengesellschaft and Trintech Group
          Limited dated November 19, 1998 (filed as Exhibit 10.5 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and
          incorporated herein by reference)
   4.35+  Development and Marketing Agreement between Trintech Group and Visa
          International Service Association dated April 26, 1999 (filed as
          Exhibit 10.37 to Trintech's Registration Statement on Form F-1 (File
          No. 333-10738) and incorporated herein by reference)
   4.36+  License Agreement between Trintech, Inc. and Visa U.S.A., Inc. dated
          May 12, 1999 (filed as Exhibit 10.38 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
   4.37   Master Joint Marketing Agreement between Trintech, Inc. and Compaq
          Computer Corporation dated March 17, 1999 (filed as Exhibit 10.39 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
   4.38   Exceptis Technologies Limited Share Option Scheme, adopted on July
          14, 2000
   4.39   Sale and Purchase Agreement by and between Trintech Group PLC and
          Exceptis Technologies Limited, dated November 2000
   4.40   Asset Purchase Agreement by and among Trintech Group PLC, Trintech
          Technologies Limited, and Globeset, Inc.
   4.41   Sale and Purchase Agreement by and between Suresh Mirpuri and
          Trintech Group PLC, dated August 24, 2000
   8.1    Subsidiaries of Trintech Group PLC (See pages 34 and 35 of this Form
          20-F)
  10.1    Consent of Ernst & Young

--------
+ Documents for which confidential treatment has been previously granted.

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

                                          TRINTECH GROUP PLC
                                          (Registrant)

                                                 /s/ Richard Paul Byrne
                                          By: _________________________________
                                                       R. Paul Byrne
                                                  Chief Financial Officer

Date May 15, 2001

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             OF TRINTECH GROUP PLC

                                                                          Page
                                                                          ----
Report of Independent Auditors........................................... F-2
Consolidated Balance Sheets.............................................. F-3
Consolidated Statements of Operations.................................... F-4
Consolidated Statements of Changes in Redeemable Convertible Preference
 Shares and Shareholders' Equity......................................... F-5
Consolidated Statements of Cash Flows.................................... F-6
Notes to the Consolidated Financial Statements........................... F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders,
 Trintech Group PLC

   We have audited the accompanying consolidated balance sheets of Trintech Group PLC and subsidiaries as of January 31, 2000 and 2001 and the related consolidated statements of operations, changes in redeemable convertible preference shares and shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2001. Our audits also included the financial statement schedules listed at Item 18. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trintech Group PLC and its subsidiaries at January 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2001, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


Ernst & Young
Dublin, Ireland

February 26, 2001

                               TRINTECH GROUP PLC

                          CONSOLIDATED BALANCE SHEETS
          (U.S dollars in thousands, except share and per share data)

                                                                Year ended
                                                                January 31,
                                                             ------------------
                                                               2000      2001
                                                             --------  --------
ASSETS
Current assets
Cash and cash equivalents..................................  $ 10,862  $ 14,038
Restricted cash............................................       --      3,622
Marketable securities (note 2).............................    48,830    87,388
Accounts receivable, net of allowance for doubtful accounts
 of $330 and $1,327........................................     7,799    19,061
Inventories (note 4).......................................       840     1,624
Value added taxes..........................................       192       290
Prepaid expenses and other current assets..................     1,332     5,427
                                                             --------  --------
  Total current assets.....................................    69,855   131,450
Property and equipment, net (notes 7 and 8)................     3,190     6,718
Other non-current assets (note 9) .........................       --     22,522
Goodwill, net of accumulated amortization of $6,330 at
 January 31, 2001 (note 1).................................       --     75,774
Other assets--software development costs...................     1,250       --
                                                             --------  --------
  Total assets.............................................  $ 74,295  $236,464
                                                             ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable...........................................  $  4,082  $ 12,686
Accrued payroll and related expenses.......................       871     2,326
Other accrued liabilities (note 10)........................     2,677    17,565
Value added taxes..........................................       460     1,129
Warranty reserve...........................................       556       521
Deferred revenue...........................................     3,406    11,440
                                                             --------  --------
  Total current liabilities................................    12,052    45,667
                                                             --------  --------
Non-current liabilities
Capital lease due after more than one year (note 7)........       409       789
Government grants repayable and related loans (note 16)....       718       898
Deferred consideration.....................................       --      1,750
                                                             --------  --------
  Total non-current liabilities............................     1,127     3,437
                                                             --------  --------
Series A redeemable convertible preference shares, $0.0027
 par value:
 nil and nil shares authorized at January 31, 2000 and 2001
  respectively
 nil and nil shares issued and outstanding at January 31,
  2000 and 2001 respectively...............................       --        --
Series B preference shares, $0.0027 par value:
 10,000,000 and 10,000,000 authorized at January 31, 2000
  and 2001 respectively
 None issued and outstanding...............................       --        --
Shareholders' equity:
 Ordinary Shares, $0.0027 par value: 100,000,000 shares
  authorized; 25,140,722 and 30,030,725 shares issued and
  outstanding at January 31, 2000 and 2001 respectively....        71        81
Additional paid-in capital.................................    84,286   242,474
Accumulated deficit........................................   (21,585)  (54,157)
Deferred stock compensation................................       --       (246)
Accumulated other comprehensive loss.......................    (1,656)     (792)
                                                             --------  --------
  Total shareholders' equity...............................    61,116   187,360
                                                             --------  --------
  Total liabilities and shareholders' equity...............  $ 74,295  $236,464
                                                             ========  ========

                             See accompanying notes

                               TRINTECH GROUP PLC

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          (U.S. dollars in thousands, except share and per share data)

                                                Year ended January 31,
                                           ----------------------------------
                                              1999        2000        2001
                                           ----------  ----------  ----------
Revenue:
  Product................................. $   14,554  $   18,457  $   22,288
  License.................................      4,477       9,158      20,612
  Service.................................      2,002       2,629       6,140
                                           ----------  ----------  ----------
    Total revenue.........................     21,033      30,244      49,040
                                           ----------  ----------  ----------
Cost of revenue:
  Product.................................     10,851      12,034      15,110
  License.................................        648       2,981       6,718
  Service.................................      2,414       2,242       4,787
                                           ----------  ----------  ----------
    Total cost of revenue.................     13,913      17,257      26,615
                                           ----------  ----------  ----------
Gross margin..............................      7,120      12,987      22,425
Operating expenses:
  Research and development................      3,676       8,892      19,601
  Sales and marketing.....................      5,921       8,849      16,955
  General and administrative..............      4,347       7,336      12,485
  Amortization of goodwill................        --          --        6,330
  Amortization of purchased intangible
   assets.................................        --          --          671
  Stock compensation......................        --        2,068       5,279
                                           ----------  ----------  ----------
    Total operating expenses..............     13,944      27,145      61,321
                                           ----------  ----------  ----------
Income (loss) from operations.............     (6,824)    (14,158)    (38,896)
  Interest income, net....................        272       1,208       6,855
  Exchange gain (loss), net...............       (321)        842        (149)
                                           ----------  ----------  ----------
Income (loss) before provision for income
 taxes....................................     (6,873)    (12,108)    (32,190)
  Provision for income taxes (note 14)....        --           (3)       (382)
                                           ----------  ----------  ----------
Net Income (loss)......................... $   (6,873) $  (12,111) $  (32,572)
                                           ==========  ==========  ==========
Basic net income (loss) per Ordinary
 Share.................................... $    (0.43) $    (0.63) $    (1.18)
                                           ==========  ==========  ==========
Shares used in computing basic net income
 (loss) per Ordinary Share................ 16,157,831  19,309,964  27,704,705
                                           ==========  ==========  ==========
Diluted net income (loss) per Ordinary
 Share.................................... $    (0.43) $    (0.63) $    (1.18)
                                           ==========  ==========  ==========
Shares used in computing diluted net
 income (loss) per Ordinary Share......... 16,157,831  19,309,964  27,704,705
                                           ==========  ==========  ==========
Basic net income (loss) per equivalent
 ADS...................................... $    (0.21) $    (0.31) $    (0.59)
                                           ==========  ==========  ==========
Diluted net income (loss) per equivalent
 ADS...................................... $    (0.21) $    (0.31) $    (0.59)
                                           ==========  ==========  ==========

                             See accompanying notes

                              TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERENCE SHARES
               AND SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                (U.S. dollars in thousands, except share data)

                   Number of                                                                                         Total
                  Redeemable   Redeemable                                                           Accumulated  Shareholders'
                  Convertible  Convertible Number of           Additional               Deferred       Other        Equity
                  Preference   Preference   Ordinary  Ordinary  Paid-in   Accumulated    Stock     Comprehensive (net capital
                    Shares       Shares      Shares    Shares   Capital     Deficit   Compensation     Loss       deficiency)
                  -----------  ----------- ---------- -------- ---------- ----------- ------------ ------------- -------------
Balance at
January 31,
1998............         --     $    --    15,689,715   $ 45    $  4,547   $ (2,601)     $ --         $  (349)     $  1,642
Issuance of
Ordinary
Shares..........         --          --       482,765      2       1,998        --         --             --          2,000
Issuance of
Ordinary Shares
on exercise of
options (a).....         --          --        14,965      0          20        --         --             --             20
Issuance of
Convertible
Redeemable
Preference
Shares (b)......   3,000,000      18,000          --     --          --         --         --             --            --
Conversion of
Redeemable
Convertible
Preference
Shares to
Ordinary Shares
(b).............     (40,000)       (240)      40,000      0         240        --         --             --            240
Issuance of
warrant to
Visa............         --          --           --     --          163        --         --             --            163
Expenses of
share issues....         --          --           --     --       (2,187)       --         --             --         (2,187)
Net loss........         --          --           --     --          --      (6,873)       --             --         (6,873)
Currency
translation
adjustment......         --          --           --     --          --         --         --             295           295
                                                                                                                   --------
Comprehensive
(loss)..........         --          --           --     --          --         --         --             --         (6,578)
                  ----------    --------   ----------   ----    --------   --------      -----        -------      --------
Balance at
January 31,
1999............   2,960,000      17,760   16,227,445     47       4,781     (9,474)       --             (54)       (4,700)
Conversion of
Redeemable
Convertible
Preference
Shares to
Ordinary Shares
(b).............  (2,960,000)    (17,760)   2,960,000      8      17,752        --         --             --         17,760
Issuance of
Ordinary Shares
on exercise of
options (a).....         --          --        65,679      0         145        --         --             --            145
Issuance of
Ordinary Shares
for cash........         --          --     5,887,598     16      63,086        --         --             --         63,102
Expense of share
issues..........         --          --           --     --       (3,546)       --         --             --         (3,546)
Stock
compensation....         --          --           --     --        2,068        --         --             --          2,068
Net loss........         --          --           --     --          --     (12,111)       --             --        (12,111)
Currency
translation
adjustment......         --          --           --     --          --         --         --          (1,602)       (1,602)
                                                                                                                   --------
Comprehensive
(loss)..........         --          --           --     --          --         --         --             --        (13,713)
                  ----------    --------   ----------   ----    --------   --------      -----        -------      --------
Balance at
January 31,
2000............         --          --    25,140,722     71      84,286    (21,585)       --          (1,656)       61,116
Issuance of
Ordinary Shares
on exercise of
options (a).....         --          --       396,223      1       2,074        --         --             --          2,075
Issuance of
Ordinary Shares
on exercise of
warrants........         --          --       250,000      1       1,499        --         --             --          1,500
Issuance of
Ordinary Shares
for cash........         --          --     2,775,969      5     107,031        --         --             --        107,036
Issuance of
Ordinary Shares
as a result of
the acquisition
of Checkline....         --          --       601,036      1      28,999        --         --             --         29,000
Issuance of
Ordinary Shares
as a result of
the acquisition
of Exceptis.....         --          --       866,775      2      15,600        --         --             --         15,602
Fair value of
options issued
in connection
with Exceptis
acquisition.....         --          --           --     --          433        --         --             --            433
Expenses of
share issues....         --          --           --     --       (2,692)       --         --             --         (2,692)
Deferred
compensation
related to
unvested options
assumed.........         --          --           --     --          --         --        (281)           --           (281)
Amortization of
deferred
compensation....         --          --           --     --          --         --          35            --             35
Stock
compensation....         --          --           --     --        5,244        --         --             --          5,244
Net loss........         --          --           --     --          --     (32,572)       --             --        (32,572)
Currency
translation
adjustment......         --          --           --     --          --         --         --             864           864
                                                                                                                   --------
Comprehensive
(loss)..........         --          --           --     --          --         --         --             --        (31,708)
                  ----------    --------   ----------   ----    --------   --------      -----        -------      --------
Balance at
January 31,
2001............         --     $    --    30,030,725   $ 81    $242,474   $(54,157)     $(246)       $  (792)     $187,360
                  ==========    ========   ==========   ====    ========   ========      =====        =======      ========

----
(a) See note 13 to these statements
(b) See note 11 to these statements

                               TRINTECH GROUP PLC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (U.S. dollars in thousands)

                                                  Year ended January 31,
                                              --------------------------------
                                                1999      2000        2001
                                              --------  ---------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)...........................  $ (6,873) $ (12,111) $   (32,572)
Adjustments to reconcile net income (loss)
 to net cash used in operating activities:
 Depreciation and amortization..............       566      2,277       11,234
 Stock compensation.........................        83      2,148        5,279
 (Profit) on marketable securities..........      (159)      (919)      (5,966)
 Purchase of marketable securities..........   (64,227)  (302,167)  (1,182,475)
 Sale of marketable securities..............    57,208    261,434    1,149,883
 Effect of changes in foreign currency
  exchange rates............................       252     (1,611)       1,677
 Changes in operating assets and
  liabilities:
   Additions to restricted cash deposits....       --         --        (1,934)
   Inventories..............................      (102)        75         (581)
   Accounts receivable......................       151     (4,536)      (7,585)
   Prepaid expenses and other assets........      (515)      (252)      (3,278)
   Value added tax receivable...............        35        181          (75)
   Accounts payable.........................      (647)     2,913          743
   Accrued payroll and related expenses.....       331        362          861
   Deferred revenues........................       333      2,591        1,150
   Value added tax payable..................      (175)       148          573
   Warranty reserve.........................       (99)      (213)          (7)
   Government grants repayable and related
    loans...................................       283         50         (319)
   Other accrued liabilities................       948      1,242        3,950
                                              --------  ---------  -----------
Net cash used in operating activities.......   (12,607)   (48,388)     (59,442)
                                              --------  ---------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment..........    (1,636)    (1,904)      (3,744)
Sale of property and equipment..............        27         14           17
Payment to acquire Checkline, net of cash
 acquired...................................       --         --       (10,154)
Payment to acquire Sursoft, net of cash
 acquired...................................       --         --        (4,700)
Payment to acquire Globeset, net of cash
 acquired...................................       --         --       (25,898)
Purchase of capitalized software development
 costs......................................    (2,500)       --           --
                                              --------  ---------  -----------
Net cash used in investing activities.......    (4,109)    (1,890)     (44,479)
                                              --------  ---------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases........       (86)      (127)        (334)
Issuance of ordinary shares.................     2,020     63,247      110,611
Issuance of convertible redeemable
 preference shares..........................    18,000        --           --
Expenses of share issue.....................    (2,187)    (3,546)      (2,692)
Proceed (repayments) under bank overdraft
 facility...................................       405       (388)        (465)
                                              --------  ---------  -----------
Net cash provided by financing activities...    18,152     59,186      107,120
                                              --------  ---------  -----------
Net increase in cash and cash equivalents...     1,436      8,908        3,199
Effect of exchange rate changes on cash and
 cash equivalents...........................       (17)       263          (23)
Cash and cash equivalents at beginning of
 period.....................................       272      1,691       10,862
                                              --------  ---------  -----------
Cash and cash equivalents at end of period..  $  1,691  $  10,862  $    14,038
                                              ========  =========  ===========
Supplemental disclosure of cash flow
 information:
 Interest paid..............................  $    --   $       6  $        50
                                              ========  =========  ===========
 Taxes paid.................................  $    --   $       3  $        66
                                              ========  =========  ===========
Supplemental disclosure of non-cash flow
 information:
 Acquisition of property and equipment
  under capital leases......................  $    217  $     434  $       799
                                              ========  =========  ===========
 Non cash element of consideration for
  Checkline and Exceptis....................  $    --   $     --   $    45,035
                                              ========  =========  ===========

                             See accompanying notes

                               TRINTECH GROUP PLC

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

 Organization

   Trintech Group PLC is organized as a public limited company under the laws of Ireland. Trintech Group PLC and its wholly-owned subsidiaries (collectively, the "Company") operate in two market segments: electronic PoS systems that securely process card payment transactions in a physical point-of-sale ("PoS") environment and e-payment software products that securely process on-line card-payment transactions over private and public networks, including the Internet. The Company also provides related development and professional services, including project management, implementation and training services. The Company's major customers, based on revenues earned, are banks and other financial transaction processors in Germany, in other European countries and the Americas.

   In March 1998 the Company completed a private placement of $2 million in ordinary shares and in August 1998 the Company completed a private placement of $18 million in Series A Redeemable Convertible Preference Shares.

   In August 1999, 11,600,000 American Depositary Shares ("ADS") representing 5,800,000 Ordinary shares were sold in an initial public offering (the "IPO"). Simultaneous with that sale, the underwriters elected to exercise their over-allotment option to purchase an additional 175,196 ADS representing 87,598 Ordinary Shares.

   The Company converted all its Redeemable Convertible Preferred Shares into Ordinary Shares on the completion of its IPO.

   On March 10, 2000 the Company effected a two-for-one split of its issued and outstanding ADSs. Basic and diluted net income (loss) per equivalent ADS is therefore calculated using twice the weighted average number of ordinary shares outstanding during the period.

   In May 2000, 4,000,000 American Depositary Shares ("ADS") representing 2,000,000 Ordinary shares were sold in a secondary public offering. Simultaneous with that sale, the underwriters elected to exercise their over-allotment option to purchase an additional 450,000 ADS representing 225,000 Ordinary Shares.

 Basis of Presentation and Principles of Consolidation

   The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands, Germany, Uruguay and the United States after eliminating all material inter-company accounts and transactions. The consolidated financial information for the year ended January 31, 2001, includes the results of the acquired companies for the post-acquisition period.

 Use of Estimates

   The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

 Vulnerabilities due to Certain Concentrations

   A small number of customers have historically accounted for a significant portion of the Company's revenues. The loss of any of the Company's major customers or delays in orders by any such customers could

                               TRINTECH GROUP PLC
have a material adverse effect on the Company's business and results of operations.

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

 Companies Acts, 1963 to 1999

   The financial information relating to Trintech Group PLC and its subsidiaries included in this document does not comprise statutory financial statements as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to the company's annual return lodged with the Registrar of Companies. The auditors have made reports without qualification under Section 193 of the Irish Companies Act, 1990 in respect of all such financial statements. A copy of the statutory financial statements of the Company as an individual entity for the year ended January 31, 1999 was annexed to the relevant annual return and a copy of the group statutory financial statements for the year ended January 31, 2000 was annexed to the relevant annual return, which was filed in August 2000. A copy of the group statutory financial statements for the year ended January 31, 2001 will be annexed to the relevant annual return in due course.

 Translation of Financial Statements of Foreign Entities

   The Irish pound ("IR(Pounds)") is the functional currency of the Company and the Company's subsidiaries in Ireland. The US dollar ("US$") is the functional currency of the Company's subsidiaries in the United States, Uruguay and the Cayman Islands. The United Kingdom pound sterling (Sterling) is the functional currency of the Company's UK subsidiary and the Deutsche mark is the functional currency of the Company's subsidiary in Germany. Transaction gains or losses arising on changes in the exchange rates between functional currencies and foreign currencies are included in net income (loss) for the period.

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

   Where the Company enters into a multiple element arrangement consisting of both products and services, revenue is allocated between the elements based on vendor specific objective evidence of fair values. The portion of the fee allocated to an element is recognized when the four criteria for revenue recognition stated below have been met.

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

                               TRINTECH GROUP PLC

  .  delivery has occurred;

  .  vendor's fee is fixed or determinable; and

  .  collectibility is probable.

   Product revenues are recognized at the time that persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectibility is probable.

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

 Research and Development

   Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards Number 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through January 31, 2001, all research and development costs have been expensed.

   On March 31, 1998, Trintech Technologies Limited, a subsidiary of the Company purchased technology for $2.5 million from RSA Data Security, a wholly owned subsidiary of Security Dynamics, under the terms of

                               TRINTECH GROUP PLC
the RSA Technology License Agreement. The technology comprised a license to the source code and a royalty-free sublicensable license to the object code, for S/PAY and J/PAY. S/PAY and J/PAY are encryption technology toolkits that implemented and provided the functionality of certain elements of the SET 0.0 standard, and the license is exclusive as to the SET portions of the source code. The purchase of this technology has been accounted for as expenditure on a product enhancement that has reached technological feasibility and accordingly has been capitalized. The capitalized costs were amortized to income on the straight line method over the two year period commencing February 1, 1999 following the achievement of the SET mark in January 1999 and the general availability of the enhanced product from that date.

 Other Non-current Assets

   Other non-current assets represent costs of technology which have reached technological feasibility, the fair value at date of acquisition of an assembled workforce, an acquired customer base and non-compete covenants related to the Company's acquisitions as described in Note 19. The costs of technology have been capitalized and will be written off over their useful economic life of three years in accordance with SFAS 86. The cost associated with the non-current assets will be written off over three years. Amortization expense for the year ended January 31, 2001, was US$1,820,000. No amortization was charged to the statement of operations in 1999 and 2000 as the acquisitions occurred subsequent to that date.

   Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of non-current assets is impaired. No indicators of impairment have been identified to date and there has been no need to carry out an impairment calculation.

 Goodwill

   Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in various business acquisitions as described in Note 19, and is being amortized on a straight-line basis over three years. Amortization expense was US$6,330,000 for the year ended January 31, 2001. No amortization was charged to the statement of operations in 1999 and 2000 as the acquisitions occurred subsequent to that date.

   Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of goodwill is impaired. No indicators of impairment have been identified to date and there has been no need to carry out an impairment calculation.

 Property and Equipment

   Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of the assets as follows:

   Motor vehicles, computer and office equipment, furniture and fixtures......................................................... 3 years

 Net Income (Loss) per Ordinary Share

   Basic and diluted loss per share is calculated in accordance with statement of Financial Accounting Standards No. 128 "Earnings per Share" ("Statement 128").

 Concentration of Credit Risk

   The Company sells its products primarily to banks and financial transaction processors throughout the world. While a small number of customers have historically accounted for a significant portion of the

                               TRINTECH GROUP PLC

Company's revenue, management believes that these customers are credit worthy and, accordingly, minimal credit risk exists with respect to these customers. The Company performs ongoing credit evaluations on its customers and maintains reserves for potential credit losses. To date such losses have been within management's expectations. The Company had an allowance for doubtful accounts of approximately US$330,000 and US$1,327,000 at January 31, 2000 and 2001 respectively. The Company generally requires no collateral from its customers.

   The Company invests its excess cash in low-risk, short-term deposit accounts with high credit-quality banks in the United States, Germany and Ireland. At January 31, 2001, US$87,388,000 was invested in marketable securities held for trading purposes, comprised of US$46,137,000 in corporate bonds and US$41,251,000 in U.S. government agency securities, under the management of a financial institution. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

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

 Foreign Exchange Contracts

   From time to time one of the Company's Irish subsidiaries enters into foreign exchange contracts as a hedge against accounts receivable in currencies other than its functional currency. Market value gains and losses are recognized, and the resulting credit or debit offsets foreign exchange losses or gains included in Exchange gain (loss), net of the income statement on the related receivables.

 Stock Compensation

   The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company's shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost is deferred and charged to expense ratably over the vesting period (generally four years).

                               TRINTECH GROUP PLC

   Where shares are issued at less than fair market value, the excess of the fair market value over the amount the employee must pay to acquire the shares is charged to expense as stock compensation and credited to additional paid-in capital.

   In September 1999, in connection with the appointment of the Chief Operating Officer, the Company issued 20,000 options at less than the fair market value at the date of grant. The options vest equally in January 2001 and January 2002. For the year ended January 31, 2001, the Company recognized compensation expense of US$100,000.

   The Company has followed the provisions of SFAS 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", in accounting for warrants and options issued to non-employees. The Company has adopted the fair value method as prescribed by SFAS 123 in determining the fair value of the warrants and options issued and the resultant compensation expense. The Company has recognized compensation expense of US$83,000, US$2,148,000 and US$5,144,000 during the years ended January 31, 1999, 2000 and 2001 respectively in respect of options issued to non-employees. In May 2000, we revised these option grants to be immediately exercisable so that in future periods the non-cash compensation charge is fixed on a quarterly basis.

 Advertising and Promotion Expense

   All costs associated with advertising are expensed as incurred. Advertising and promotion expense was US$919,000, US$1,125,000 and US$1,438,000 for the years ended January 31, 1999, 2000 and 2001, respectively.

 Inventories

   Inventories are stated at the lower of cost or market.

 Warranty Reserves

   The Company maintains reserves for future warranty claims arising from past sales of product. The Company makes provision for such costs when revenue is recorded from product sales.

 Recent Accounting Pronouncements

   The Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") in June 1998. SFAS 133, which requires all derivative Instruments to be recognized as either assets or liabilities on the balance sheet at their fair value, provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. As amended, this statement is effective for fiscal years beginning after June 15, 2000. The Company will apply the new rules prospectively to transactions beginning in the first quarter of fiscal 2002. Based on current circumstances, the Company believes the application of the new rules will not have a material impact on the consolidated financial statements of the Company.

                               TRINTECH GROUP PLC

2. Cash and Marketable Securities

   Marketable securities are considered to be trading securities per SFAS 115 and are carried on the balance sheet at their market value.

                                           As of January 31, 2000
                                    -----------------------------------------
                                     Cost    Unrealized Gain  Market Value
                                    -------  ---------------  ---------------
                                        (U.S. dollars in thousands)
     U.S. Government Agency
      Securities................... $29,120     $        160  $        29,280
     Corporate bonds...............  19,385              165           19,550
                                    -------     ------------  ---------------
       Total....................... $48,505     $        325  $        48,830
                                    =======     ============  ===============

                                           As of January 31, 2001
                                    -----------------------------------------
                                     Cost    Unrealized Gain  Market Value
                                    -------  ---------------  ---------------
                                        (U.S. dollars in thousands)
     U.S. Government Agency
      Securities................... $41,120     $        131  $        41,251
     Corporate bonds...............  46,003              134           46,137
                                    -------     ------------  ---------------
       Total....................... $87,123     $        265  $        87,388
                                    =======     ============  ===============

   The change in unrealized gains (losses) included in net income (loss) is as follows:

                                           Year ended January 31,
                                    -----------------------------------------
                                     1999         2000            2001
                                    -------  ---------------  ---------------
     Unrealized (loss) gain at
      beginning of year............ $    --     $         (2) $           325
     Included in income (loss) in
      the year.....................      (2)             327              (60)
                                    -------     ------------  ---------------
     Unrealized (loss) gain at end
      of year...................... $    (2)    $        325  $           265
                                    =======     ============  ===============

3. Revolving Credit Facility: Bank Overdraft Facility and Overdrafts

   The Company currently has a secured overdraft facility of IR(Pounds)650,000
(approximately US$767,000) from Bank of Ireland. This overdraft is secured by a debenture over the assets of Trintech Group PLC, Trintech Limited and Trintech
Technologies Limited to a value of IR(Pounds)650,000. Advances under the facility bear interest at the Bank's AA overdraft rate, 7.74% as at January 31, 2001. As of January 31, 2001 there was US$0 outstanding under the facility. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand.

4. Inventories

                                                Year ended January 31,
                                             --------------------------------
                                                  2000            2001
                                             ---------------  ---------------
                                             (U.S. dollars in thousands)
     Raw materials.........................     $         78  $           110
     Finished goods........................              762            1,514
                                                ------------  ---------------
       Total...............................     $        840  $         1,624
                                                ============  ===============

                               TRINTECH GROUP PLC

5. Foreign Exchange Contracts and Fair Value of Financial Instruments

   At January 31, 2001, the Company had no Foreign Exchange contracts. At January 31, 2000, the Company had a contract maturing in February 2000 and a contract maturing in May 2000 each to sell US$1,000,000 and receive Euro. The fair value of the contracts at January 31, 2000 was US$100,000 negative.

                                                  Year ended January 31,
                                             ----------------------------------
                                                   2000              2001
                                             ----------------  ----------------
                                             Carrying  Fair    Carrying  Fair
                                              Amount   Value    Amount   Value
                                             -------- -------  -------- -------
                                                (U.S. dollars in thousands)
Non Derivatives
Cash and cash equivalents................... $10,862  $10,862  $14,038  $14,038
Marketable Securities trading............... $48,830  $48,830  $87,388  $87,388
Derivatives
Foreign currency forward contracts.......... $    --  $  (100) $    --  $    --

   The carrying amounts in the table are included in the statements of financial position under the indicated captions.

6. Operating Lease Commitments

   The Company's significant operating leases are for the premises in Dublin, Ireland; Frankfurt, Germany; San Mateo, California; Austin, Texas; and London, United Kingdom. In Dublin, the Company leases the new corporate headquarters from John and Cyril McGuire, officers and directors of the Company. The new facilities are held under a lease expiring in 2023, with rent reviews every five years and an option to exit in 2007. The rent paid by the company was determined after completion of a survey of the rental market, and the terms of the lease are no less favorable than those that could be obtained in arms-length transactions. The Frankfurt facility is under a five year lease which expires in 2004. The San Mateo facility is under a 5 year lease which expires in 2004. The Austin facility is under a ten year lease which expires in 2010. The London facility is under a five year lease which expires 2005. Rent expense under all operating leases was approximately, US$574,000, US$1,236,000 and US$1,742,000 for the years ended January 31, 1999, 2000, and 2001, respectively.

   Future minimum lease payments under the operating leases as of January 31, 2001, are as follows (U.S. dollars in thousands):

     Year ending January 31,
       2002............................................................ $ 2,652
       2003............................................................   2,600
       2004............................................................   2,342
       2005............................................................   1,853
       2006............................................................   1,383
       Thereafter......................................................  14,113
                                                                        -------
       Total minimum lease payments.................................... $24,943
                                                                        =======

                               TRINTECH GROUP PLC

7. Capital Leases

   The following is an analysis of the property acquired under capital leases, and included in property and equipment, by major classes:

                                                                     Asset
                                                                  balances at
                                                                  January 31,
                                                                  -------------
                                                                  2000    2001
                                                                  -----  ------
                                                                     (U.S.
                                                                   dollars in
                                                                   thousands)
     Computers and office equipment.............................. $ 705  $1,739
     Motor vehicles..............................................    62      80
     Fixtures and fittings.......................................    12     154
                                                                  -----  ------
       Total cost................................................   779   1,973
     Accumulated depreciation....................................  (218)   (554)
                                                                  -----  ------
       Total, net................................................ $ 561  $1,419
                                                                  =====  ======

   The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of January 31, 2001 (U.S. dollars in thousands):

     Year ending January 31,
       2002............................................................. $  656
       2003.............................................................    450
       2004.............................................................    199
       2005.............................................................    150
       2006.............................................................      4
                                                                         ------
       Total minimum lease payments.....................................  1,459
       Less: Amount representing interest...............................   (137)
                                                                         ------
     Present value of net minimum lease payments........................ $1,322
                                                                         ======

   The current portion and non-current portion of present value of net minimum lease payments as of January 31, 2001 was US$533,000 and US$789,000, respectively.

8. Property and Equipment

   Property and equipment consist of the following:

                                                                  Year ended
                                                                 January 31,
                                                                ---------------
                                                                 2000     2001
                                                                -------  ------
                                                                (U.S. dollars
                                                                in thousands)
     Computers and office equipment............................ $ 3,938  $8,705
     Motor vehicles............................................     162     277
     Fixtures and fittings.....................................     919   2,145
                                                                -------  ------
       Total cost..............................................   5,019  11,127
     Accumulated depreciation..................................  (1,829) (4,409)
                                                                -------  ------
       Property and equipment, net............................. $ 3,190  $6,718
                                                                =======  ======

                               TRINTECH GROUP PLC

9. Other Non-Current Assets

   Other non-current assets consist of the following:

                                                                    Year ended
                                                                    January 31,
                                                                   -------------
                                                                       2001
                                                                   -------------
                                                                   (U.S. dollars
                                                                   in thousands)
     Purchased technology.........................................    $12,887
     Acquired customer base.......................................      6,413
     Assembled workforce..........................................      2,550
     Non-compete covenants........................................      2,492
                                                                      -------
       Total......................................................    $24,342
     Less: Accumulated amortization...............................     (1,820)
                                                                      -------
       Total Net..................................................    $22,522
                                                                      =======

10. Other Accrued Liabilities

   Other accrued liabilities consist of the following:

                                                                   Year ended
                                                                  January 31,
                                                                 --------------
                                                                  2000   2001
                                                                 ------ -------
                                                                 (U.S. dollars
                                                                 in thousands)
     Provision for lease abandonment............................ $   -- $ 3,562
     Deferred consideration.....................................     --   4,819
     Other......................................................  2,677   9,184
                                                                 ------ -------
       Total.................................................... $2,677 $17,565
                                                                 ====== =======

11. Shareholders' Equity and Redeemable Convertible Preference Shares

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

   The authorized share capital was first reduced from IR(Pounds)206,000 to IR(Pounds)38,431 by the cancellation of 83,744,574 authorized and unissued Ordinary Shares of IR(Pounds)0.002 each and 40,000 Series A Redeemable Convertible Preference Shares of IR(Pounds)0.002 each.

                               TRINTECH GROUP PLC

   The authorized share capital was then increased to IR(Pounds)38,431 plus US$278,100 by the creation of 100,000,000 Ordinary shares of US$0.0027 each and 3,000,000 Redeemable Convertible Preference Shares of US$0.0027 each.

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

   The authorized share capital was then reduced to US$278,100 by the cancellation of the authorized shares of IR(Pounds)0.002 each which had been redeemed.

   On the closing of the initial public offering of the Company's shares the authorized share capital was reduced to US$270,000 by the cancellation of the 3,000,000 Series A Redeemable Convertible Preference Shares of US$0.0027 each.

   Immediately thereafter the authorized share capital was increased to US$297,000 by the creation of 10,000,000 Series B Preference Shares of US$0.0027 each which may be issued with such special, qualified, preferred, deferred or other rights or privileges or conditions as to capital, dividends, rights of voting or other matters as the Directors may decide.

   The accompanying financial statements have given effect to this re-organisation.

   Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish company law.

   During 1998, in connection with the issuance of the Series A Redeemable Convertible Preference Shares and certain strategic marketing agreements with VISA International, the Company issued a warrant to purchase 250,000 of the Company's Ordinary Shares at a price of $6 per share. The warrant was fully exercised in May 2000.

   The Company has determined the fair value of the warrant at the time of issuance using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 6%; dividend yields of 0%; volatility factors of the expected market price of the Company's ordinary shares of 0.325; and a weighted-average expected life of the option of two years. The determined value of the warrant was debited to prepaid expenses and other current assets and was charged to marketing expenses over the two year term of the strategic marketing agreement. The Company amortized US$83,000, US$80,000 and US$nil of the value of the warrant to sales and marketing expense in the years ended January 31, 1999, 2000 and 2001, respectively.

   During 1999, in connection with a strategic alliance with MasterCard, the Company issued options to purchase 50,000 shares of the Company's Ordinary Shares at prices ranging from $11.55 to $12.50. The options originally vested eighteen months from the date of grant and expire two years from the date of issuance. In May 2000, we revised these option grants to be immediately exercisable so that in future periods the non-cash compensation charge is fixed on a quarterly basis. The Company recorded $587,000 and $865,000 in stock compensation related to these options in the years ended January 31, 2000 and 2001, respectively.

   Also in 1999, in connection with the formation of the Company's Advisory Board, the Company issued options to purchase 60,000 shares of the Company's Ordinary Shares at an exercise price of $11.36 to each of the three Advisory Board Members. The options originally vested ratably over 4 years and expire after seven years from the date of grant. In May 2000, we revised these option grants to be immediately exercisable so that

                               TRINTECH GROUP PLC
in future periods the non-cash compensation charge is fixed on a quarterly basis. The Company recorded US$1,481,000 and US$4,279,000 in stock compensation related to these options in the years ended January 31, 2000 and 2001, respectively.

   During the year ended January 31, 2001, in connection with the acquisition of Exceptis and the exchange of unvested options in that entity for Trintech options, the company recorded US$35,000 in stock compensation related to these options in the year ended January 31, 2001.

   The holders of the Series A Redeemable Convertible Preference Shares are entitled to receive a dividend, when and if declared by the Board of Directors, on an equal basis with the holders of Ordinary Shares. There were no dividends declared or payable by the Company in any of the years presented. At January 31, 1999, 2000 and 2001 the Company did not have any profits available for distribution.

   The Series A Redeemable Convertible Preference Shares were redeemable on a change of control and accordingly were classified outside shareholders' equity at their redemption value.

   The Series A Redeemable Convertible Preference Shares were convertible at any time at the option of the holder into Ordinary Shares at the then effective conversion price. The Series A Redeemable Convertible Preference Shares automatically converted into Ordinary Shares: upon the closing of a firmly underwritten public offering under the Securities Act of 1933 (IPO) of Ordinary Shares of the Company at a per share price not less than $10.50 per share and for a total offering of not less than $20 million; or at such time as the Company received the consent of not less than two-thirds of the holders of the Series A Redeemable Convertible Preference Shares; or in the event that fewer than one-third of the originally issued Series A Redeemable Convertible Preference Shares remained outstanding.

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

   In August 1998, 40,000 Series A Redeemable Convertible Preference Shares were converted to 40,000 Ordinary Shares at a conversion price of $6 each. In September 1999, the remaining 2,960,000 Series A Redeemable Convertible Preference Shares were converted to 2,960,000 Ordinary Shares.

   On March 10, 2000 the Company effected a two-for-one split of its issued and outstanding ADSs. Basic and diluted net (loss) per equivalent ADS is therefore calculated using twice the weighted average number of ordinary shares outstanding during the period.

                               TRINTECH GROUP PLC

12. Net Income (Loss) Per Ordinary Share

                                                 Year ended January 31,
                                            ----------------------------------
                                               1999        2000        2001
                                            ----------  ----------  ----------
Numerator:
Numerator for basic and diluted net Income
 (loss) per ordinary share--Income (loss)
 available to ordinary shareholders........ $   (6,873) $  (12,111) $  (32,572)
                                            ----------  ----------  ----------
Denominator:
Denominator for basic earnings per Share--
 weighted average Ordinary Shares.......... 16,157,831  19,309,964  27,704,705
Effect of employee stock options...........         --          --          --
                                            ----------  ----------  ----------
Denominator for diluted net income (loss)
 per Ordinary Share........................ 16,157,831  19,309,964  27,704,705
                                            ----------  ----------  ----------
Basic net income (loss) per Ordinary
 Share..................................... $    (0.43) $    (0.63) $    (1.18)
                                            ----------  ----------  ----------
Diluted net income (loss) per Ordinary
 Share..................................... $    (0.43) $    (0.63) $    (1.18)
                                            ----------  ----------  ----------
ADS's used in computing basic net income
 (loss) per equivalent ADS................. 32,315,662  38,619,928  55,409,410
                                            ----------  ----------  ----------
ADS's used in computing diluted net income
 (loss) per equivalent ADS................. 32,315,662  38,619,928  55,409,410
                                            ----------  ----------  ----------

13. Employee Benefit Plans

   The Company has elected to follow Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees", ("APB 25") and related interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement Number 123, "Accounting for Stock-Based Compensation", ("SFAS 123"), requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, the Company has not recognized compensation expense during the years ended January 31, 1999 and 2000 , respectively, as the Company believes the exercise price of the Company's share options at the date of grant was equal to or greater than the estimated fair value of the underlying shares on the date of grant. In January 2000, in connection with the appointment of the Chief Operating Officer, the Company issued 20,000 options at less than the fair market value at the date of grant. The options vest equally in January 2001 and January 2002. For the year ended January 31, 2001, the Company recognized compensation expense of US$100,000.

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

   During 1998, the Company's Board of Directors and shareholders also approved the Directors and Consultants Share Option Scheme which provides for the grant of options to purchase a maximum of 200,000 Ordinary Shares of the Company to non-employee directors and consultants of the Company. In July 1999, Trintech's Board of Directors and shareholders approved an amendment to the 1998 Scheme, providing for an increase in the number of Ordinary Shares that may be issued under the 1998 Scheme to an aggregate of 600,000.

                               TRINTECH GROUP PLC

   In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 employee savings related share option scheme for our Irish employees. The Company may issue an aggregate of 350,000 shares under the 1999 savings related scheme. The 1999 savings related scheme applies to all of the Company's qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase ordinary shares at a discount of 15% to the market value of ordinary shares on the last day on which the ordinary shares were traded before grant. Participants must enter into approved savings arrangements the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2001 no shares had been issued under this plan.

   On August 23, 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 employee share purchase plan for Trintech's U.S. employees. The Company may issue an aggregate of 350,000 ordinary shares under the 1999 share purchase plan. The 1999 share purchase plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year. The 1999 share purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's compensation. As of January 31, 2001, 3,763 shares had been issued under this plan.

   In July 2000, Trintech's Board of Directors and shareholders approved an amendment to the 1997 Scheme, the Trintech Group PLC Directors and Consultants Share Option Scheme, the Trintech Savings Related Share Option Scheme 1999 and the 1999 Employee Share Purchase Plan, providing for an increase in the number of Ordinary Shares that may be issued under those Schemes to an aggregate of 5,800,000. All options granted have a seven-year term and generally commence vesting at a rate of one twelfth of the total per quarter for each quarter of the quarters in the three years commencing on the anniversary date of the grant. The exercise price of each share option is the fair value of the share on the date of grant.

   Pro forma information regarding net income is required by SFAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1999, 2000 and 2001: risk free interest rate of 5%, 6% and 5% respectively; dividend yields of 0%; volatility factors of the expected market price of the Company's ordinary shares of 0.001 (to approximate to the minimum value method appropriate for non-public companies) for options granted prior to the initial public offering, for options granted following the initial public offering in fiscal 2000 of 0.4 and 0.5 for fiscal 2001, and a weighted-average expected life of the option of three years for fiscal 1999 and 2000 and four years for fiscal 2001.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows for the years ended January 31 (in thousands of U.S. dollars):

                                                   Year ended January 31,
                                                  ---------------------------
                                                   1999      2000      2001
                                                  -------  --------  --------
     Pro forma net income (loss)................. $(7,014) $(12,835) $(37,023)
                                                  =======  ========  ========
     Pro forma net income (loss) per ordinary
      share Basic and diluted.................... $ (0.43) $  (0.66) $  (1.34)
     Pro forma net income (loss) per equivalent
      ADS Basic and diluted...................... $ (0.22) $  (0.33) $  (0.67)

                               TRINTECH GROUP PLC

   A summary of the Company's stock option activity and related information for the years ended January 31, 1999, 2000 and 2001 follows:

                              January 31, 1999            January 31, 2000            January 31, 2001
                         --------------------------- --------------------------- ---------------------------
                                    Weighted-average            Weighted-average            Weighted-average
                          Options    exercise price   Options    exercise price   Options    exercise price
                         ---------  ---------------- ---------  ---------------- ---------  ----------------
Outstanding at
 beginning of year......   912,393       $2.12       1,486,681       $ 3.40      3,611,327       $11.96
Granted and assumed.....   756,220       $4.59       2,471,358        16.36      1,391,417        39.22
Lapsed..................  (166,967)      $2.02        (281,033)        7.45       (379,433)       39.26
Exercised...............   (14,965)      $1.34         (65,679)        2.41       (389,392)        4.90
                         ---------       -----       ---------       ------      ---------       ------
Outstanding at
 end of year............ 1,486,681       $3.40       3,611,327       $11.96      4,233,919       $19.16
                         =========       =====       =========       ======      =========       ======
Exercisable at
 end of year............   129,257       $2.27         438,116       $ 3.79      1,019,564       $ 8.56
                         =========       =====       =========       ======      =========       ======

                                   Weighted-        Weighted-        Weighted-
                                    average          average          average
                             Fair  exercise   Fair  exercise   Fair  exercise
                             Value   price   Value    price   Value    price
                             ----- --------- ------ --------- ------ ---------
Weighted-average fair value
 of options granted during
 the year for options whose
 exercise price equals the
 market price of the
 Ordinary Shares on the date
 of grant................... $0.83   $4.59   $ 3.91  $16.36   $18.32  $39.22
Weighted-average fair value
 of options granted during
 the year for options whose
 exercise price was less
 than the market price of
 the Ordinary Shares on the
 date of grant.............. $  --   $  --   $10.00  $ 1.56   $   --  $   --

   Exercise prices for options outstanding as of January 31, 2001 ranged from $0.72 to $107.00 per share. The breakdown of outstanding options at January 31, 2001 by price range is as follows:

                                     Weighted average      Options     Options
   Price range                    Remaining life (years) outstanding exercisable
   -----------                    ---------------------- ----------- -----------
   $ 0.72--  5.29................          4.12             978,628     486,738
   $ 5.30-- 11.39................          5.91           1,051,810     327,258
   $11.40-- 19.99................          6.12             847,405     171,536
   $20.00-- 39.99................          6.72             606,850         157
   $40.00--107.00................          6.20             749,226      33,875
                                                          ---------   ---------
                                                          4,233,919   1,019,564
                                                          =========   =========

   Options have been granted in US dollars since September 1999, previously options were granted in Irish pounds. The U.S. dollar equivalents for disclosure above have been determined using the U.S. dollar rate at the date of each grant.

                               TRINTECH GROUP PLC

14. Income Taxes

   Income (loss) before provision for income taxes consists of the following:

                                                     Year ended January 31,
                                                    ---------------------------
                                                     1999      2000      2001
                                                    -------  --------  --------
                                                        (U.S. dollars in
                                                           thousands)
   Ireland........................................  $(2,887) $(16,172) $(40,089)
   Foreign........................................   (3,986)    4,064     7,899
                                                    -------  --------  --------
       Total......................................  $(6,873) $(12,108) $(32,190)
                                                    =======  ========  ========

   The provision for income taxes consists of the following:

                                                     Year ended January 31,
                                                    ---------------------------
                                                     1999      2000      2001
                                                    -------  --------  --------
                                                        (U.S. dollars in
                                                           thousands)
   Current:
     Ireland......................................  $    --  $      3  $     60
     Foreign......................................       --        --       322
                                                    -------  --------  --------
       Total current..............................  $    --  $      3  $    382
                                                    =======  ========  ========

   Deferred:
     Ireland......................................  $    --  $     --  $     --
     Foreign......................................       --        --        --
                                                    -------  --------  --------
       Total deferred.............................  $    --  $     --  $     --
                                                    =======  ========  ========
         Total provision for income taxes.........  $    --  $      3  $    382
                                                    =======  ========  ========

   The provision for income taxes differs from the amount computed by applying the statutory income tax rate to income before taxes. The sources and tax effects of the differences are as follows:

                                                     Year ended January 31,
                                                    ---------------------------
                                                     1999      2000      2001
                                                    -------  --------  --------
                                                        (U.S. dollars in
                                                           thousands)
   Income taxes computed at the Irish statutory
    income tax rate of 31.66% for 1999, 27.66% for
    2000 and 23.66% for 2001......................  $(2,176) $ (3,349) $ (7,616)
   Income (losses) from Irish manufacturing
    operations relieved at lower rates............      657     2,456     3,395
   Income (losses) (relieved at) subject to higher
    rates of tax..................................     (504)      707        92
   Operating losses utilized......................       --    (1,530)       --
   Operating losses not utilized..................    2,477     1,737     2,766
   Income not subject to tax......................     (648)   (1,003)   (2,005)
   Non-deductible expenses........................      194       345     2,301
   Non-deductible stock compensation..............                640     1,449
                                                    -------  --------  --------
       Total provision for income taxes...........  $    --  $      3  $    382
                                                    =======  ========  ========

                               TRINTECH GROUP PLC

                                                      Year ended January 31,
                                                      -------------------------
                                                       1999     2000     2001
                                                      -------  -------  -------
                                                         (U.S. dollars in
                                                            thousands)
   Deferred tax assets
   Net operating loss carryforwards.................. $ 3,584  $ 3,305  $ 4,475
                                                      -------  -------  -------
   Total deferred tax assets.........................   3,584    3,305    4,475
   Valuation allowance...............................  (3,584)  (3,305)  (4,475)
                                                      -------  -------  -------
   Net deferred tax assets........................... $    --  $    --  $    --
                                                      =======  =======  =======

   At January 31, 2001, the Company had Irish manufacturing and U.S. net operating loss carryforwards of approximately US$39,273,000 and US$1,565,000 respectively. The utilization of these net operating loss carryforwards is limited to the future profitable operations of the Company in the related tax jurisdictions in which such carryforwards arose. The Irish losses carry forward indefinitely. The U.S. loss carryforwards will expire in 2014 if not previously utilized. 100% valuation allowances have been provided against the net operating loss carryforwards because of the history of operating losses in the related tax jurisdictions.

                               TRINTECH GROUP PLC

15. Segment Information

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

                          Year ended January 31, 1999
                          (U.S. dollars in thousands)

                                       Licenses  Segments  All    Consolidated
                              Product & Services  Total   Other      Total
                              ------- ---------- -------- ------  ------------
Revenue...................... 14,554     6,479    21,033      --     21,033
Cost of Sale................. 10,851     3,062    13,913      --     13,913
Gross Profit.................  3,703     3,417     7,120      --      7,120
Operating Expenses...........  1,913     6,260     8,173   5,771     13,944
Operating Profit (Loss)......  1,790    (2,843)   (1,053) (5,771)    (6,824)
Non-operating Income
 (expense), net..............     --        --        --     (49)       (49)
                              ------    ------    ------  ------     ------
Net Income (Loss)............  1,790    (2,843)   (1,053) (5,820)    (6,873)
                              ======    ======    ======  ======     ======
Segment Assets...............  3,708     1,420     5,128  15,133     20,261
                              ======    ======    ======  ======     ======

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
                             ======    ======    ======  =======    =======

                          Year ended January 31, 2001
                          (U.S. dollars in thousands)

                                     Licenses  Segments    All    Consolidated
                           Product  & Services  Total     Other      Total
                           -------  ---------- --------  -------  ------------
Revenue................... 22,288     26,752    49,040        --     49,040
Cost of Sale.............. 15,110      9,106    24,216     2,399     26,615
Gross Profit..............  7,178     17,646    24,824    (2,399)    22,425
Operating Expenses........  7,845     33,816    41,661    19,660     61,321
Operating Profit (Loss)...   (667)   (16,170)  (16,837)  (22,059)   (38,896)
Non-operating Income
 (expense), net...........     --         --        --     6,324      6,324
                           ------    -------   -------   -------    -------
Net Income (Loss).........   (667)   (16,170)  (16,837)  (15,735)   (32,572)
                           ======    =======   =======   =======    =======
Segment Assets............  9,249     11,436    20,685   215,779    236,464
                           ======    =======   =======   =======    =======

                               TRINTECH GROUP PLC

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

                                                   Year ended January 31,
                                                  ---------------------------
                                                   1999      2000      2001
                                                  -------  --------  --------
Total income (loss) before taxes for reportable
 segments........................................ $(1,053) $ (3,943) $(16,837)
Unallocated amounts:
  Central overheads..............................  (5,205)   (7,938)   (5,546)
  Depreciation and amortization..................    (566)   (2,277)  (16,513)
  Interest income (expense), net.................     272     1,208     6,855
  Exchange (loss) gain), net.....................    (321)      842      (149)
                                                  -------  --------  --------
  Income (loss) before income taxes.............. $(6,873) $(12,108) $(32,190)
                                                  =======  ========  ========

Total assets for reportable segments.............   5,128     8,639    20,685
Unallocated amounts:
  Cash...........................................   1,691    10,862    14,038
  Restricted cash................................      --        --     3,622
  Marketable securities..........................   7,178    48,830    87,388
  Value added taxes..............................     407       192       290
  Prepaid expenses and other current assets......   1,299     1,332     5,427
  Property and equipment, net....................   2,058     3,190     6,718
  Software development costs.....................   2,500     1,250        --
  Other non-current assets.......................      --        --    22,522
  Goodwill.......................................      --        --    75,774
                                                  -------  --------  --------
    Total Assets................................. $20,261  $ 74,295  $236,464
                                                  =======  ========  ========

   The distribution of net revenue by geographical area was as follows:

                                                         January 31,
                                                  ---------------------------
                                                   1999      2000      2001
                                                  -------  --------  --------
                                                      (U.S. dollars in
                                                         thousands)
Germany..........................................  14,724    18,005    23,790
United States of America.........................     368     3,600     8,302
Ireland..........................................   2,435     3,085     2,193
Europe (excluding Germany and Ireland)...........   2,130     2,640     8,172
Rest of World (excluding United States of
 America)........................................   1,376     2,914     6,583
                                                  -------  --------  --------
    Total........................................ $21,033  $ 30,244  $ 49,040
                                                  =======  ========  ========

                               TRINTECH GROUP PLC

                                                               January 31,
                                                          ----------------------
                                                           1999   2000    2001
                                                          ------ ------ --------
                                                             (U.S. dollars in
                                                                thousands)
Long Lived Assets:
Country of Domicile:
  Ireland................................................ $4,107 $3,233 $101,807
Foreign Countries:
  United States..........................................    298  1,026    2,489
  Germany................................................    153    181      281
  Other..................................................     --     --      437
                                                          ------ ------ --------
    Total................................................ $4,558 $4,440 $105,014
                                                          ====== ====== ========

16. Government Grants and Related Loans

   Under employment agreements between the Company and Enterprise Ireland (the Irish Development Authority, Forbairt) the Company has offset against related payroll expense amounts of US$249,000, US $10,000 and US$nil in the years ended January 31, 1999, 2000 and 2001, respectively. Under the terms of the agreements between the Company and Enterprise Ireland, these grants may be repaid to Enterprise Ireland in certain circumstances, principally the failure to maintain the related jobs for a period of five years from the payment of the first installment of the related employment grant. The Company has complied with the terms of the grant agreements through January 31, 2001.

   Under research and development agreements between the Company and Enterprise Ireland the Company has offset US$80,000, US$174,000 and US$nil against related research and development expenditure for the years ended January 31, 1999, 2000 and 2001, respectively. Under the terms of the agreements between the Company and Enterprise Ireland, these grants may be repaid to Enterprise Ireland in certain circumstances, principally the disposal by the Company of intellectual property arising from the grant aided research and development. The Company has not disposed of any such intellectual property through January 31, 2001.

   In the years ended January 31, 1999, 2000 and 2001 the Company received US$530,000, US$100,000 and US$nil respectively in the form of non-interest bearing loans which are repayable at rates linked to future revenues earned in the related markets. The loans are repayable at a rate of 1.4% of total export sales in the period January 1999 to December 2001 payments commenced in January 2000 and end in July 2002. If the repayments calculated as a percentage of sales are not sufficient to repay the loans in full Enterprise Ireland may write off the balance provided they are satisfied with the information provided about the sales achieved. The Company has credited all such loan amounts to the balance sheet liability account "Government Grants repayable and related loans" as the Company believes such loans will be repaid in full.

17. Selected Statement of Operating Data

   The following customers accounted for more than 10% of revenue in any one of the years ended January 31, 1999, 2000 and 2001 respectively.

                               Year Ended January 31
                              ---------------------------
                               1999      2000      2001
                              -------   -------   -------
     Deutsche Verkehrs Bank
      Zentrale...............       1%       11%        6%
                              -------   -------   -------
     Bank of Ireland.........      11%        5%        4%
                              -------   -------   -------
     Which...................      33%       20%       12%
                              -------   -------   -------

   The customers identified in the above table all relate to the product segment described in note 15.

                               TRINTECH GROUP PLC

18. Related Party Transactions

   Huttoft Company, an unlimited company which is wholly-owned by certain directors of the Company owns a special non-voting class of shares in Trintech Limited, one of the Company's Irish subsidiaries. All of the voting shares in the subsidiary are owned by the Company. The shares do not entitle the holders thereof to receive any share of the assets of the Company on a winding up. Trintech Limited may, from time to time, declare dividends to Huttoft Company and Huttoft Company may declare dividends to its shareholders out of these amounts. Any such dividends paid by Trintech Limited are treated as compensation expense by the Company in its financial statements prepared in accordance with generally accepted accounting principles in the United States notwithstanding their legal form of dividends to minority interests in order to correctly reflect the substance of the transactions.

   The amount of dividends included in compensation expenses are as follows:

                                    Year ended January 31,
                                 -------------------------------
                                   1999       2000       2001
                                   ----       ----       ----
                                  (U.S. dollars in thousands)
                                       241        312        209
                                 ---------  ---------  ---------

   As described in Note 6 the Company leases the new corporate headquarters in Dublin, Ireland from John and Cyril McGuire, officers and directors of the Company. The rent paid by the company was determined after completion of a survey of the rental market, and the term of the lease are no less favorable than those that could be obtained in arms-length transactions. The Company have agreed to enter into a second lease agreement with John and Cyril McGuire under which they will lease a building, located adjacent to the building currently under lease from John and Cyril McGuire.

   The Company has a strategic relationship with VISA International covering Europe, the United States, Latin America and the Asia Pacific region. VISA markets and recommends certain of the Company's products throughout the world. Member organizations of VISA license products from the Company. In August 1998 VISA International subscribed US$1,500,000 for 250,000 of the Series A Redeemable Convertible Preference Shares and in September 1998 appointed a representative to the board of directors. In addition, in August 1998 the Company issued to VISA a warrant to purchase 250,000 ordinary shares at a price of US$6 per ordinary share, which was exercised in May 2000. The value of the warrant was determined to be $163,000 and was ratably amortized over the two year period of the strategic agreement with VISA to pursue opportunities in the Internet marketplace entered into at the time.

   Revenues from the supply of products and services to VISA, and balances due from VISA at the ends of the related accounting period were as follows:

                                                        Year ended January 31,
                                                       -------------------------
                                                         1999     2000    2001
                                                       -------- -------- -------
                                                           (U.S. dollars in
                                                              thousands)
     Revenues......................................... $  1,777 $  2,005 $  665
     Balances due from VISA...........................      414      399    133

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

                               TRINTECH GROUP PLC

   On March 31, 1998 the Company licensed the source code for S/Pay and J/Pay from RSA Data Security for a consideration of US$2.5 million and entered into a joint marketing activities agreement with RSA Data Security. On the same date, Security Dynamics Technologies, Inc., the parent company of RSA Data Security purchased 482,765 ordinary shares in the Company for $2 million and appointed a representative to the Company's board of directors. On June 30, 1998 Security Dynamics Technologies Limited purchased 500,000 Series A Redeemable Convertible Preference Shares for $3 million.

   During the year ended January 31, 1999, 2000 and 2001 respectively, the Company incurred expenditure of US$50,000,US$0 and US$150,000 on joint marketing activities with RSA. There were no balances due to or from RSA or Security Dynamics at any period end.

19. Acquisitions

   On August 25, 2000, the Company acquired the outstanding shares of Checkline plc, a privately held company in the United Kingdom, for total consideration of US$39.3 million. The total consideration comprises the issuance of 1.2 million ADSs with a value of US$29 million at the time of the acquisition, US$10 million in cash, and related costs. A further US$5 million may become payable in cash if performance targets are achieved over the next two years. The achievement of these targets would result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded.

   Checkline is a transaction processing and electronic card payment company, with nearly 15 years of secure payment experience. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition.

   The total purchase costs of US$39.3 million, comprising the fair value of the shares issued, the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce, acquired customer base and a non-compete covenant) of US$9 million, goodwill of US$29.8 million and net assets acquired of US$0.5 million. Both non-current assets and goodwill are being amortized on a straight-line basis over their estimated useful economic lives of three years.

   On November 15, 2000, the Company acquired substantially all the assets of Sursoft, a privately held company in Latin America, for total consideration of US$11.0 million. The total purchase costs comprise US$4.7 million in cash, deferred consideration of US$6.0 million payable in cash, and transaction costs of US$0.3 million. In addition, we will be required to pay an additional amount to Sursoft shareholders each year over the five year period beginning on the first anniversary of the closing date of the acquisition equal to 25% of the revenues generated by the Sursoft business, if this amount cumulatively exceeds $2.2 million. Separately, the vendors of the Sursoft assets purchased 199,004 ADSs for a total cash consideration of US$2.0 million. The vendors of the Sursoft assets have additionally agreed to purchase a further number of ADSs for a total cash consideration of $1.5 million on or around the first anniversary of the closing date of the acquisition.

   Sursoft specialize in payment card and merchant management software for credit, debit or smart cards and has over 10 years of secure payment software experience. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition.

   The total purchase costs of US$11.0 million, comprising the fair value of the shares issued, the cash paid, the deferred consideration and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology and assembled workforce) of US$3.1 million, goodwill of US$7.9 million and net assets acquired of nil. Both non-current assets and goodwill are being amortized on a straight-line basis over their estimated useful economic lives of three years.

                               TRINTECH GROUP PLC

   On November 20, 2000, the Company acquired Exceptis Technologies Limited, a privately held company in Ireland, for total consideration of US$16.5 million. The total purchase costs comprise the issuance of 1.73 million ADSs with a value of US$15.6 million at the time of the acquisition, 43,326 replacement options over the Company's Ordinary Shares with a fair value of US$433,000, liabilities assumed of US$1.5 million and related acquisition costs of US$0.5 million. Total unearned compensation cost for outstanding unvested options held by Exceptis employees and exchanged for unvested options granted by the Company has been calculated as the portion of the intrinsic value at the acquisition date that the future vesting period bears to the total vesting period. The amount of unearned compensation cost, US$281,000, has been deducted from the fair value of the total purchase price. If certain performance criteria are met in the following two year period additional consideration is payable by the issuance of additional ADSs. The maximum number of ADSs issuable is 892,857 and if the ADS price at the date of issuance is greater than US$14 per ADS the maximum additional consideration payable will be US$12.5 million.

   Exceptis Technologies is a leading provider of B2B and B2C Internet enabled payment infrastructure solutions for fraud prevention, automated payment card dispute resolution and risk management for card issuers, financial transaction processors and acquirers. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition.

   The total purchase costs of US$16.5 million, comprising the fair value of the shares and replacement options issued, the replacement vested options over the Company's Ordinary Shares, the net liabilities assumed and related transaction costs less the amount allocated to unearned compensation costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce and non-compete covenants) of US$2 million and goodwill of US$15.7 million and net liabilities assumed of US$1.5 million. Both other non-current assets and goodwill are being amortized on a straight-line basis over their useful economic lives of three years.

   On December 29, 2000, the Company acquired the primary assets of Globeset, Inc., a privately held company in the U.S., for total consideration initially estimated at US$31.0 million subject to final adjustment based on the total amount of liabilities assumed. The final consideration totalled US$33.9 million. The consideration comprises US$15.6 million in cash, net of cash acquired, the assumption of liabilities of US$17.7 million and related acquisition costs of US$0.6 million. Separately, the vendors of the Globeset assets purchased 902,934 ADSs for a total cash consideration of US$10.0 million.

   Globeset is a supplier of secure ePayment infrastructure services and products for buyers, sellers and financial-service providers. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition.

   The total purchase costs of US$33.9 million, comprising the net cash paid, net liabilities assumed and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce and acquired customer base) of US$10.3 million and goodwill of US$28.6 million less deferred income of US$5.0 million. Both non-current assets and goodwill are being amortized on a straight-line basis over their useful economic lives of three years.

                               TRINTECH GROUP PLC

   The following table represents unaudited consolidated pro forma financial information as if the Company had acquired Checkline, Sursoft, Exceptis, and Globeset as of February 1, 1999, the beginning of the earliest period presented. The pro forma data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods. The results include the effects of the amortization of goodwill and acquired intangible assets and adjustments to the income tax provision to reflect the taxable income earned by Checkline in the United Kingdom.

                                                     Year ended January 31,
                                                     ------------------------
                                                        2000         2001
                                                     -----------  -----------
                                                        (U.S. dollars in
                                                           thousands)
                                                           (Unaudited)
   Revenue.......................................... $    51,756  $    64,338
   Net Income (loss)................................     (47,595)     (60,927)
   Net Income (loss) per Ordinary Share.............       (2.23)       (2.08)
   Shares used in calculating basic and diluted net
    Income (loss) per Ordinary Share................  21,328,744   29,228,313
   Net Income (loss) per ADS........................       (1.12)       (1.04)

20. Subsequent Events (Unaudited)

   On February 27, 2001, the Company announced that it would be taking a restructuring charge of $2.5 million in the quarter ended April 30, 2001, primarily in respect of staff terminations and the closing of excess facilities.

                  INDEX TO THE EXHIBITS OF TRINTECH GROUP PLC

  Exhibit
  Number                         Description of Document
  -------                        -----------------------
   1.1    Memorandum and Articles of Association of Trintech Group Limited, as
          amended, dated July 26, 2000
   2.1    Specimen of Ordinary Share Certificate (filed as Exhibit 4.1 to
          Trintech's Registration Statement on Form F-1 (File No. 333-1078) and
          incorporated herein by reference)
   2.2    Form of Depositary Agreement among Trintech Group Limited, The Bank of New York, as Depositary, and holders from time to time of American
          Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) dated as of September 27, 1999, as amended on March 16, 2000 (filed as Exhibit 4.2 to Trintech's
          Registration Statement on Form F-1 (File No. 333-32762) and
          incorporated herein by reference)
   4.1    1990 Trintech Group Limited Share Option Scheme (filed as Exhibit
          10.1 to Trintech's Registration Statement on Form F-1 (File No. 333-
          10738) and incorporated herein by reference)
   4.2    1997 Trintech Group Limited Share Option Scheme (filed as Exhibit
          10.2 to Trintech's Registration Statement on Form F-1 (File No. 333-
          10738) and incorporated herein by reference)
   4.3    1998 Trintech Group Limited Directors and Consultants Share Option
          Scheme (filed as Exhibit 10.3 to Trintech's Registration Statement on
          Form F-1 (File No. 333-10738) and incorporated herein by reference)
   4.4    1999 Employee Share Purchase Plan (filed as Exhibit 10.4 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
   4.5    Investors Rights Agreement by and among Trintech Group Limited,
          Security Dynamics Technologies, Inc., John F. McGuire, Cyril P.
          McGuire, Instove Limited, Jayness Limited and Vanspur Limited dated
          March 31, 1998 (filed as Exhibit 10.11 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
   4.6    Series A Convertible Preference Share Investors Rights Agreement by
          and among Trintech Group Limited, the Investors (as defined therein),
          John F. McGuire, Cyril P. McGuire, Instove Limited, Jayness Limited
          and Vanspur Limited dated June 30, 1998 (filed as Exhibit 10.12 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
   4.7    Amendment No. 1 to the Investors Rights Agreement by and among
          Trintech Group Limited, the Investors (as defined therein), John F.
          McGuire, Cyril P. McGuire, Instove Limited, Jayness Limited and
          Vanspur Limited (filed as Exhibit 10.13 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
   4.8    Credit Agreement between Trintech Group of Companies and The Bank of
          Ireland dated November 12, 1997 (filed as Exhibit 10.14 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and
          incorporated herein by reference)
   4.9    1999 U.S. Share Purchase Plan (filed as Exhibit 10.10 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and
          incorporated herein by reference)
   4.10   Debenture between Trintech Group Limited and The Bank of Ireland dated April 23, 1998 (filed as Exhibit 10.15 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and
          incorporated herein by reference)
   4.11   Lease Agreement between John McGuire, Cyril McGuire and Trintech
          Group Limited dated June 1999 (filed as Exhibit 10.21 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and
          incorporated herein by reference)
   4.12   Lease Agreement between 5 Independence Associates Limited Partnership and Trintech, Inc. Dated April 30, 1998 (filed as Exhibit 10.22 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
   4.13   Amendment No. 1 to Lease Agreement between 5 Independence Associates
          Limited Partnership and Trintech, Inc. dated August 4, 1998 (filed as
          Exhibit 10.23 to Trintech's Registration Statement on Form F-1 (File
          No. 333-10738) and incorporated herein by reference)

  Exhibit
  Number                         Description of Document
  -------                        -----------------------
  4.14    Guaranty Agreement between 5 Independence Associates Limited
          Partnership and Trintech Holdings Limited dated April 1998 (filed as
          Exhibit 10.24 to Trintech's Registration Statement on Form F-1 (File
          No. 333-10738) and incorporated herein by reference)
  4.15    Office Lease Agreement between Sherlon Investments Corp. and
          Trintech, Inc. dated December 12, 1997 (filed as Exhibit 10.25 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
  4.16    Lease Agreement between Service Life & Casualty Ins. Co. and
          Trintech, Inc. dated January 5, 1999 (filed as Exhibit 10.27 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
  4.17    Lease Agreement between Lincoln Bascom Office Center and Trintech,
          Inc. dated March 19, 1996 (filed as Exhibit 10.28 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and
          incorporated herein by reference)
  4.18    First Amendment to Office Building Lease between Lincoln Bascom
          Office Center and Trintech, Inc. dated April 1, 1997 (filed as
          Exhibit 10.29 to Trintech's Registration Statement on Form F-1 (File
          No. 333-10738) and incorporated herein by reference)
  4.19    First Amendment to Office Lease Agreement between Sherlon Investments
          Corp and Trintech, Inc. dated February 10, 1999 (filed as Exhibit
          10.30 to Trintech's Registration Statement on Form F-1 (File No. 333-
          10738) and incorporated herein by reference)
  4.20    Second Amendment to Office Building Lease between Lincoln Bascom
          Office Center and Trintech, Inc. dated May 4, 1998 (filed as Exhibit
          10.31 to Trintech's Registration Statement on Form F-1 (File No. 333-
          10738) and incorporated herein by reference)
  4.21    Third Amendment to Office Building Lease between Lincoln Bascom
          Office Center and Trintech, Inc. dated May 21, 1998 (filed as Exhibit
          10.32 to Trintech's Registration Statement on Form F-1 (File No. 333-
          10738) and incorporated herein by reference)
  4.22    Lease Agreement between Trintech, Inc. and Peninsula Office Park
          Associates, L.P. dated May 28, 1999
  4.23    First Amendment to the Lease between Trintech, Inc. and Peninsula
          Office Park Associates, L.P. dated November 1, 1999
  4.24    Asset Purchase Agreement by and among Trintech Technologies Limited,
          Maria Sanchez and Eduardo Spangenberg, dated as of September 12, 2000
  4.25    Form of Indemnification Agreement between Trintech, Inc. and its directors and officers dated September 1999 (filed as Exhibit 10.5 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
  4.26    Supply Agreement between Keltek Electronics Limited and Trintech
          Group Limited dated August 17, 1998 (filed as Exhibit 10.20 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
  4.27    Grant to Trintech Manufacturing Limited from Enterprise Ireland dated
          December 3, 1996 (filed as Exhibit 10.33 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
  4.28    Grant to Trintech Manufacturing Limited from Enterprise Ireland dated
          December 3, 1996 (filed as Exhibit 10.34 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
  4.29    Grant to Trintech Manufacturing Limited from Enterprise Ireland dated
          October 13, 1997 (filed as Exhibit 10.35 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
  4.30    Grant to Trintech Manufacturing Limited from Enterprise Ireland dated
          October 13, 1997 (filed as Exhibit 10.36 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

  Exhibit
  Number                         Description of Document
  -------                        -----------------------
   4.31   Software Source Code License Agreement between RSA Data Security,
          Inc. and Trintech Manufacturing Ltd. Dated March 31, 1998 (filed as
          Exhibit 10.16 to Trintech's Registration Statement on Form F-1 (File
          No. 333-10738) and incorporated herein by reference)
   4.32+  Marketing Agreement between RSA Data Security, Inc. and Trintech
          Manufacturing Ltd. Dated March 31, 1998 (filed as Exhibit 10.17 to
          Trintech's Registration Statement on Form F-1 (File No. 333-32762)
          and incorporated herein by reference)
   4.33+  Agreement between Visa International and Trintech Group Limited dated
          August 27, 1998 (filed as Exhibit 10.18 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
   4.34   Marketing Agreement between SAP Aktiengesellschaft and Trintech Group
          Limited dated November 19, 1998 (filed as Exhibit 10.5 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and
          incorporated herein by reference)
   4.35+  Development and Marketing Agreement between Trintech Group and Visa
          International Service Association dated April 26, 1999 (filed as
          Exhibit 10.37 to Trintech's Registration Statement on Form F-1 (File
          No. 333-10738) and incorporated herein by reference)
   4.36+  License Agreement between Trintech, Inc. and Visa U.S.A., Inc. dated
          May 12, 1999 (filed as Exhibit 10.38 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
   4.37   Master Joint Marketing Agreement between Trintech, Inc. and Compaq
          Computer Corporation dated March 17, 1999 (filed as Exhibit 10.39 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)
   4.38   Exceptis Technologies Limited Share Option Scheme, adopted on July
          14, 2000
   4.39   Sale and Purchase Agreement by and between Trintech Group PLC and
          Exceptis Technologies Limited, dated November 2000
   4.40   Asset Purchase Agreement by and among Trintech Group PLC, Trintech
          Technologies Limited, and Globeset, Inc.
   4.41   Sale and Purchase Agreement by and between Suresh Mirpuri and
          Trintech Group PLC, dated August 24, 2000
   8.1    Subsidiaries of Trintech Group PLC (See pages 34 and 35 of this Form
          20-F)
  10.1    Consent of Ernst & Young

--------
+ Documents for which confidential treatment has been previously granted.