Form 20-F
period 2002-01-31
TRINTECH GROUP PLC
filed 2002-05-03
CIK 1094316

================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM 20-F
                           ANNUAL REPORT PURSUANT TO
                            SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED JANUARY 31, 2002

                        Commission File Number: 0-30320

                               -----------------

                              TRINTECH GROUP PLC
            (Exact name of Registrant as specified in its charter)

                               -----------------

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

                               -----------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                     None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                          Name of Each Exchange
                 Title of Each Class       on Which Registered
                 -------------------      ---------------------
                   Ordinary Shares       Nasdaq National Market
                                          Neuer Markt (Germany)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                     None

                               -----------------

   The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period ended January 31, 2002 covered by the annual report was 30,521,760 ordinary shares, $0.0027 par value, represented by 61,043,520 equivalent American Depositary Shares.

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

   Item 17 [_]  Item 18 [X]

================================================================================

                               TABLE OF CONTENTS

                                    PART I


  Item 1. Identity of Directors, Senior Management and Advisers...........  5

  Item 2. Offer Statistics and Expected Timetable.........................  5

  Item 3. Key Information.................................................  6

  Item 4. Information on the Company...................................... 19

  Item 5. Operating and Financial Review and Prospects.................... 38

  Item 6. Directors, Senior Management and Employees...................... 54

  Item 7. Major Shareholders and Related Party Transactions............... 64

  Item 8. Financial Information........................................... 68

  Item 9. The Offer and Listing........................................... 69

 Item 10. Additional Information.......................................... 72

 Item 11. Quantitative and Qualitative Discussion About Market Risk....... 80

 Item 12. Description of Securities other than Equity Securities.......... 80

                                    PART II

 Item 13. Defaults, Dividends, Arrearages and Delinquencies............... 81

 Item 14. Material Modifications to the Rights of Security Holders and Use
            of Proceeds................................................... 81

 Item 15. [Reserved]...................................................... 81

 Item 16. [Reserved]...................................................... 81

                                   PART III

 Item 17. Financial Statements............................................ 81

 Item 18. Financial Statements............................................ 81

 Item 19. Exhibits........................................................ 84

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

   Unless otherwise specified, all reference to U.S. dollars, dollars or $ are to United States dollars, the legal currency of the United States of America. All references to euro or (Euro) are to the euro, the legal currency of the Republic of Ireland and the Federal Republic of Germany. All references to IR(Pounds) are to Irish pounds, and all references to the Deutsche mark or the DM are to the Deutsche mark. All references to sterling or U.K. pound sterling are to the pound sterling, the legal currency of the United Kingdom. Unless otherwise indicated, U.S. dollars have been converted from euro at the noon buying rate for cable transfers in New York in foreign currencies certified by the Federal Reserve Bank of New York on April 26, 2002, which was US$1.00 equals (Euro)1.11.

   Trademarks(C) 2002, all rights reserved. Trintech(TM), Trintech and "T" logo(TM), Trintech The Secure Way to Pay and "T" logo(TM), S/PAY(TM), PayWare(R), PayWare Everywhere(TM), PayWare Partner(TM), PayWare Powered(TM), PayWare eIssuer(TM), PayWare ezCard(TM), PayWare eMerchant(TM), PayWare Stores(TM), PayWare eStores(TM), PayWare Resolve(TM), PayWare ERP(TM), PayWare Call Centers(TM), PayWare eVia 2000(TM), PayWare ePOS(TM), PayWare EMS(TM), PayWare eCMS(TM), PayWare ReconNET(TM), PayWare Guardian(TM), PayWare Compact 9000I(TM), PayWare Compact 9400I(TM), PayWare 950pp(TM), PayWare PINPad(TM), PayWare OpenPOS(TM), PayWare eMerchant(TM), PayWare PrePay(TM), PayWare eAcquirer(TM), PayWare eIssuer(TM), PayWare ePS(TM), PayWare mAccess(TM), IPS(TM) are trademarks of the Trintech Group. SET(TM) and SET Secure Electronic Transaction(TM) are trademarks owned by SET Secure Electronic Transaction LLC. Trintech reserves the right to alter product specifications without notice. This Form 20-F also includes product names and other trade names and trademarks of other organizations.

   For purposes of this Form 20-F, all references to "fiscal 1998" shall refer to the fiscal year ended January 31, 1998, all references to "fiscal 1999" shall refer to the fiscal year ended January 31, 1999, all references to "fiscal 2000" shall refer to the fiscal year ended January 31, 2000, all references to "fiscal 2001" shall refer to the fiscal year ended January 31, 2001, all references to "fiscal 2002" shall refer to the fiscal year ended January 31, 2002 and all references to "fiscal 2003" shall refer to the fiscal year ending January 31, 2003.

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

                                    PART I

Item 1.  Identity of Directors, Senior Management and Advisers

   Not required.

Item 2.  Offer Statistics and Expected Timetable

   Not required.

Item 3.  Key Information

A.   Selected Financial Data

   The following selected consolidated statement of operations data for the years ended January 31, 2000, 2001 and 2002 and the consolidated balance sheet data at January 31, 2001 and 2002 are derived from our consolidated financial statements, which have been audited by Ernst & Young and are included in this Form 20-F. The selected consolidated statement of operations data for the years ended January 31, 1998 and January 31, 1999 and the consolidated balance sheet data at January 31, 1998, January 31, 1999, and January 31, 2000 are derived from our audited consolidated financial statements which are not included in this Form 20-F. This table is a summary and should be read in conjunction with
Item 5 "Operating and Financial Review and Prospects" and our consolidated financial statements included elsewhere in this Form 20-F.

                                                                            Year Ended January 31,
                                                       ---------------------------------------------------------------
                                                          1998         1999         2000         2001         2002
                                                       -----------  -----------  -----------  -----------  -----------
                                                       (in thousands of U.S. dollars, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
   Product............................................ $    10,824  $    14,554  $    18,457  $    22,288  $    26,104
   License............................................       4,101        4,477        9,158       20,612       30,240
   Service............................................       1,721        2,002        2,629        6,140       11,997
                                                       -----------  -----------  -----------  -----------  -----------
      Total revenue...................................      16,646       21,033       30,244       49,040       68,341
                                                       -----------  -----------  -----------  -----------  -----------
Cost of revenue:
   Product............................................       8,352       10,851       12,034       15,110       19,476
   License............................................         334          648        2,981        6,718       10,448
   Service............................................       1,008        2,414        2,242        4,787        8,681
                                                       -----------  -----------  -----------  -----------  -----------
      Total cost of revenue...........................       9,694       13,913       17,257       26,615       38,605
                                                       -----------  -----------  -----------  -----------  -----------
   Gross margin.......................................       6,952        7,120       12,987       22,425       29,736
Operating expenses:
   Research and development...........................       1,729        3,676        8,892       19,601       20,597
   Sales and marketing................................       2,474        5,921        8,849       16,955       18,719
   General and administrative.........................       2,530        4,347        7,336       12,485       17,891
   Restructuring charge...............................          --           --           --           --        5,320
   Amortization of goodwill and intangible assets.....          --           --           --        7,001       31,705
   Impairment of goodwill and intangible assets.......          --           --           --           --       38,102
   Stock compensation.................................          --           --        2,068        5,279          840
                                                       -----------  -----------  -----------  -----------  -----------
      Total operating expenses........................       6,733       13,944       27,145       61,321      133,174
                                                       -----------  -----------  -----------  -----------  -----------
Income (loss) from operations.........................         219       (6,824)     (14,158)     (38,896)    (103,438)
Interest income (expense), net........................          18          272        1,208        6,855        2,961
Exchange (loss) gain, net.............................         (12)        (321)         842         (149)         523
                                                       -----------  -----------  -----------  -----------  -----------
Income (loss) before provision for income taxes.......         225       (6,873)     (12,108)     (32,190)     (99,954)
Provision for income tax..............................         (50)          --           (3)        (382)         (85)
                                                       -----------  -----------  -----------  -----------  -----------
Net income (loss)..................................... $       175  $    (6,873) $   (12,111) $   (32,572) $  (100,039)
                                                       ===========  ===========  ===========  ===========  ===========
Basic net income (loss) per Ordinary Share............ $      0.01  $     (0.43) $     (0.63) $     (1.18) $     (3.30)
                                                       ===========  ===========  ===========  ===========  ===========
Shares used in computation of basic net income (loss)
 per Ordinary Share...................................  15,688,335   16,157,831   19,309,964   27,704,705   30,341,559
                                                       ===========  ===========  ===========  ===========  ===========
Diluted net income (loss) per Ordinary Share.......... $      0.01  $     (0.43) $     (0.63) $     (1.18) $     (3.30)
                                                       ===========  ===========  ===========  ===========  ===========
Shares used in computation of diluted net income
 (loss) per Ordinary Share............................  15,688,335   16,157,831   19,309,964   27,704,705   30,341,559
                                                       ===========  ===========  ===========  ===========  ===========
Basic net income (loss) per equivalent ADS............ $      0.01  $     (0.21) $     (0.31) $     (0.59) $     (1.65)
                                                       ===========  ===========  ===========  ===========  ===========
ADSs used in computation of basic net income (loss)
 per equivalent ADS...................................  31,376,670   32,315,662   38,619,928   55,409,410   60,683,118
                                                       ===========  ===========  ===========  ===========  ===========
Diluted net income (loss) per equivalent ADS.......... $      0.01  $     (0.21) $     (0.31) $     (0.59) $     (1.65)
                                                       ===========  ===========  ===========  ===========  ===========
ADSs used in computation of diluted net income (loss)
 per equivalent ADS...................................  31,498,322   32,315,662   38,619,928   55,409,410   60,683,118
                                                       ===========  ===========  ===========  ===========  ===========

                                                             January 31,
                                              -----------------------------------------
                                               1998   1999     2000     2001     2002
                                              ------ -------  ------- -------- --------
                                                   (in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents.................... $  272 $ 1,691  $10,862 $ 14,038 $  6,750
Marketable securities........................     --   7,178   48,830   87,388   47,976
Working capital..............................  1,449   9,437   57,803   85,783   52,569
   Total assets..............................  7,003  20,261   74,295  236,464  123,258
Non-current liabilities......................    546     935    1,127    3,437    2,065
Redeemable preference shares.................     --  17,760       --       --       --
   Total shareholders' equity (net capital
     deficiency).............................  1,642  (4,700)  61,116  187,360   90,431

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

                                                                  Period  Period
Fiscal Year Ended January 31,                      High     Low   Average  End
-----------------------------                     ------- ------- ------- -------
1998............................................. $1.6082 $1.3655 $1.4881 $1.3670
1999 (through December 31, 1998).................  1.5410  1.3515  1.4301  1.4905

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

                                                               Period
Fiscal Year Ended January 31,                  High     Low    Average  Period End
-----------------------------                -------- -------- -------- ----------
1998........................................ DM1.8810 DM1.6399 DM1.7557  DM1.8315
1999 (through December 31, 1998)............   1.8542   1.6060   1.7521    1.6670

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

                                                               Period  Period
  Fiscal Year Ended January 31,                 High     Low   Average  End
  -----------------------------                ------- ------- ------- -------
  1999 (from January 1, 1999)................. $1.1812 $1.1371 $1.1371 $1.1371
  2000........................................  1.1303  0.9757  1.0453  0.9757
  2001........................................  1.0060  0.8270  0.9170  0.9308
  2002........................................  0.9395  0.8370  0.8854  0.8594

           Month                                         High   Low
           -----                                        ------ ------
           2001
              November................................. 0.9044 0.8770
              December................................. 0.9044 0.8773
           2002
              January.................................. 0.9031 0.8594
              February................................. 0.8778 0.8613
              March.................................... 0.8836 0.8652
              April (through April 22, 2002)........... 0.8898 0.8750

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

We emphasized e-commerce software for Internet payment transactions, an area in which we have limited experience.

   We introduced our first e-commerce software product for Internet payment transactions in 1996, and the majority of our e-commerce products and modules that we currently market have been released in the last three years. As a result, we have a limited operating history in developing, marketing and selling our e-commerce software, which makes the prediction of future operating results for this portion of our business very difficult. A substantial majority of our research and development expenses in the past three years has related to e-commerce software for payment card transactions, and this effort will continue to account for a significant percentage of our total research and development expenses. Demand for our e-commerce software may not increase and these products may not gain market acceptance. If we fail to increase sales of our e-commerce software, our future revenue and net income, as well as the prospects for this critical portion of our business, will be materially adversely affected.

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

   The markets for our e-payment software solutions for the physical world and, in particular, for payment card transactions over the Internet, are rapidly evolving. This market is influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. Our ability to design, develop, introduce and support new e-payment software products and enhancements to existing products on a cost effective and timely basis that meet changing market needs and respond to technological developments is critical to our future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties' products, including those of our competitors. We may be unable to develop interoperable products, and widespread adoption of a proprietary or closed e-payment standard could preclude us from effectively doing so. Also, the number of businesses and cardholders engaged in e-commerce may not grow or could decrease, reducing the potential market for our e-commerce products.

The market for e-payment solutions for mobile and wireless e-commerce may not develop and, if it does develop, we may not be able to develop products that successfully compete in this market, either of which would significantly impact our financial results and prospects.

   In February 2000, we announced the availability of our first e-payment solution for making online purchases from mobile phones. We have begun to market and sell this mCommerce payment product, and we have a limited sales history for this product. We intend to invest a significant portion of our future research and development expenses to enhance this first product and to develop one or more additional products for the m-commerce payment market, including products for mobile phones, PDAs, televisions and other wireless devices. However, we cannot predict whether we will be successful in these development efforts or whether our existing product or any future mCommerce and wireless e-commerce products will gain market acceptance. We do not currently expect to recognize significant revenue from mCommerce products until at least fiscal 2004. In addition, if this market develops, we may face significant competition from major telecommunication service providers and mobile phone handset and equipment providers, among others. These companies have significantly more resources than us and may develop new standards for payment card transactions over mobile phones, PDAs, televisions and other wireless devices which we do not address and may not be able to support in the future. In addition, these companies may provide similar products to ours at a lower cost or at no cost to facilitate sales of their telecom equipment, mobile phones and other wireless devices. If we fail to generate significant sales of our mCommerce and wireless e-commerce payment products, our future revenue and net income, as well as the prospects for this portion of our business, will be materially adversely affected.

We depend on sales of our electronic point-of-sale systems for payment card transactions for a substantial portion of our total revenue.

   A substantial portion of our total revenue historically has been derived from the sale of our electronic payment card point-of-sale system products. We expect that these products will continue to account for a significant percentage of our total revenue through at least fiscal 2003. We have historically marketed our electronic PoS system products solely in Europe, and particularly in Germany. For fiscal 2002, our customers in Germany accounted for over 88% of our electronic PoS system product revenues. We intend to continue to focus substantially all of our marketing efforts for our electronic PoS system products in Europe, and particularly in Germany. As a result, our future results of operations will depend on continued market demand for, and acceptance of, these products in Europe in general and Germany in particular. A reduction in demand for our electronic PoS system products could have a material adverse effect on our business, financial condition and results of operations.

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

   Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses in the Irish pound and the euro. In particular the value of the U.S. dollar impacts our operating results. Our expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the Irish pound or the euro relative to other currencies could adversely affect our business and results of operations. For example, sales of our electronic PoS systems in Germany are denominated in euro while a portion of the related manufacturing costs are denominated in U.K. pounds sterling. As a result, in the year ended January 31, 2002, margins on electronic PoS systems were negatively impacted.

   In addition, our consolidated financial statements are prepared in euro and translated to U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, our net income may be diminished, or our net loss increased, when reported in U.S. dollars in our financial statements.

Our quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits your ability to evaluate our historical financial results and increases the likelihood that our results will fall below market analysts' expectations, which could cause the price of our ADSs to drop rapidly and severely.

   We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods. In addition, our revenue is difficult to predict for several reasons. As a result, we believe that our quarterly revenue, expenses and operating results are likely to vary significantly in the future. Thus, it is likely that in some future quarters our results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of our ADSs.

   We also believe that period-to-period comparisons of our quarterly operating results are not necessarily meaningful and that, as a result, these comparisons should not be relied upon as indications of our future performance.

   Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

    .  the size and timing of orders

    .  currency fluctuations

    .  product mix

    . the rate of acceptance of new products, product enhancements and technologies

    .  purchasing and payment patterns of our customers

    .  our pricing policies and those of our competitors

    .  integration of our acquisitions and any future acquisitions

    .  ability to control costs

    .  deferral of customer orders

    .  customer buying cycles and changes in these buying cycles

    .  general condition of market or markets served by our customers

    .  general economic factors, including economic slowdown or recession

    .  delays in availability of new or existing products

    .  product or service quality problems

    . impact of unadapted declines in net revenue in a particular quarter as compared to relatively fixed nature of the Company's expenses in the short term

    . impairment charges arising from recent acquisitions or future acquisitions

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

   A significant percentage of our revenue is derived from a limited number of our customers. Approximately 25% of our total revenue for the year ended January 31, 2002, was attributable to our three largest customers in the year. The loss of any major customer, or any reduction or delay in orders by any major customer, could have a material adverse effect on our business, financial condition and results of operations.

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

   Two of the companies with which we have developed strategic relationships are VISA International and MasterCard International. We believe that our reputation has benefited from past transactions and joint press releases with VISA and MasterCard, as well as from VISA's equity investment in us in 1998. Neither VISA nor

MasterCard is obligated to continue to conduct business or marketing activities with us. VISA's or MasterCard's endorsement of one or more of our competitors to our exclusion could cause existing customers to switch to competitors and could materially adversely affect our ability to add new customers.

We may fail to adequately integrate acquired products, technologies or businesses.

   Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made five such acquisitions. Any of the acquisitions we have made could result in difficulties assimilating acquired products, technologies and businesses, amortization of acquired intangible assets, impairment of goodwill and diversion of our management's attention. As a result of our acquisitions our operating expenses have increased and may increase further to reflect continued integration of the acquired businesses. Further, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses without adversely affecting our operating margins. Our management has limited experience in assimilating acquired organizations and products into our operations. We may not be able to continue to integrate successfully any products or technologies or businesses that might be acquired in the future, and the failure to do so could have a material adverse effect on our business and results of operations.

   During fiscal 2003, we intend to continue to evaluate opportunities to acquire additional product offerings, complementary technologies and businesses. We may be unable to locate attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuances of equity securities, the expenditure of a significant portion of our available cash, the incurrence of debt and contingent liabilities, which could materially adversely affect our results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired companies. Further, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, without adversely affecting our operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and our failure to do so could have a material adverse effect on our results of operations.

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

   Indirect sales channels accounted for approximately 6% of our total revenue in fiscal 2002. We have established relationships with a limited number of resellers and systems integrators and consultants. These are new, early-stage relationships and, as such, are generally untested. Our existing indirect channels will have to generate significant revenue, and we will need to establish additional indirect channels to be successful.

Increased competition may result in decreased demand for our products and services, which may result in reduced revenues and gross margins and loss of market share.

   The market for e-payment software and electronic PoS systems is mature and intensely competitive, and we expect competition to continue to increase. Our competitors include Verifone, Ingenico and Hypercom for our electronic PoS system products, and IBM and Transaction System Architects for our e-payment software. In addition, the companies with whom we have strategic relationships could develop products or services which compete with our products or services. Further, several of the customers who currently use our products or the public companies with whom we have entered into strategic relationships to use and market our products may develop competing products. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, financial condition and results of operations. Some competitors in our market have longer operating histories, significantly greater financial, technical, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive e-payment solutions. We also expect to face additional competition as other established and emerging companies enter the market for e-payment solutions.

We depend on a few key personnel to manage and operate us.

   Our success is largely dependent on the personal efforts and abilities of our senior management. The loss of one or more members of our senior management could have a material adverse effect on our business and prospects.

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

   Our electronic PoS system products are manufactured by Plexus, Fujitsu and VeriFone. Our reliance on outsourced manufacturers involves significant risks, including:

    .  reduced control over delivery schedules, quality assurance and cost

    .  the potential lack of adequate manufacturing capacity

    .  the potential misappropriation of our intellectual property

   We must make binding forecasts as much as three months in advance of expected delivery dates. If product sales do not meet these forecasts, our cashflow would be adversely impacted, and the risk that our inventory could become obsolete would increase. If Plexus or Fujitsu or VeriFone cease manufacturing our electronic PoS system products or increase their prices, we may not be able to rapidly obtain alternative capacity at a comparable price. Any delay in delivery of products to our customers or any increase in manufacturing costs could have a material adverse effect on our business and results of operations.

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

   Over the past several years we have experienced rapid expansion of our operations in multiple countries, which has placed, and is expected to continue to place, significant demands on our administrative, operational and financial personnel and systems. Because of these demands, we hired a significant number of employees in fiscal 2001. The integration of the acquired businesses resulted in employee reductions and associated costs in 2001 and 2002. Our inability to train and integrate our employees and promptly address and respond to rapid growth if it occurs could have a material adverse effect on our business and results of operations.

Trading in our shares could be subject to extreme price fluctuations and the holders of our ADSs could have difficulty trading their shares.

   The market for shares in newly public technology companies is subject to extreme price and volume fluctuations, often unrelated to the operating performance of these companies. Due to the volatility of our stock price, we may in the future be the target of securities class action litigation. Securities litigation could result in substantial costs and divert our management's attention and resources. In addition, although our ADSs are quoted on the Nasdaq National Market and the Neuer Markt, the daily trading volume has been limited. An active trading market may not develop or be sustained. In addition, the Neuer Markt is a new trading market. The Neuer Markt may experience delays in settlement and clearance as trading volume increases. These factors could adversely affect the market price of the ADSs.

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

   Our three largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of our ADSs.

Our corporate tax rate may increase, which could adversely impact our cash flow, financial condition and results of operations.

   We have operations and may generate a significant portion of our taxable income in the Republic of Ireland in the future. Currently, some of our Irish subsidiaries are taxed at rates substantially lower than U.S. or German tax rates. If our Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. In addition, if German, U.S. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which our subsidiaries' profits are currently recognized, our taxes could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected.

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

   In addition, the general condition of the economy, and by extension our business, can be affected by social, political and military conditions. For example, the terrorist events of September 11, 2001 and their aftermath had a material adverse effect on our third and fourth quarter revenues, particularly our service revenue. It is not possible to predict the outcome of the recent escalation of hostilities between the United States and certain countries and persons related to the events of September 11. The continuation of these hostilities could result in further weakness in the economy which would have an adverse impact on our operating results and financial condition.

We have incurred losses during our operating history. These losses may continue for the foreseeable future, and we may not achieve or maintain profitability.

   We incurred net losses of $100.0 million in fiscal year 2002, $32.6 million in fiscal year 2001, and $12.1 million in fiscal year 2000. As of January 31, 2002, we had an accumulated deficit of $154.2 million. We expect to continue to incur losses on both a quarterly and annual basis, and may continue to do so for the foreseeable future. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to significantly increase our revenues to achieve and maintain profitability and a positive cash flow. We may not be able to generate sufficient revenues to achieve profitability.

   Our declining cash balance and volatile stock price may affect our potential and current customers' and partners' perception of our viability, which in turn could affect our ability to close sales and partnership transactions. Notwithstanding the fact that we have a substantial cash balance, concerns about our perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal year 2002. We attribute these concerns primarily to the following: we are not yet profitable and thus must use our cash balance (offset by revenues) to fund our operations; our stock price experienced a dramatic decline from 2000 into 2001; our stock price has been, and continues to be, extremely volatile; and many of our competitors are better funded, more established, or significantly larger than we are.

   We will continue to use our cash balance (offset by revenues) to fund our operations until we achieve profitability (which may not occur); thus, our cash balance will continue to decline during fiscal year 2003. Therefore, if these conditions do not improve significantly in fiscal year 2003, we expect these concerns about our perceived viability to continue throughout fiscal year 2003.

Because our stock price is low and volatile, we could be at risk of having our stock delisted from the NASDAQ, which would harm our business in a number of ways.

   Our stock is publicly traded on the Nasdaq Stock Market, or NASDAQ. NASDAQ rules allow the stock of a company whose stock price remains below $1 per share for 30 consecutive business days to be delisted (removed from the NASDAQ exchange such that shares can no longer be traded on NASDAQ), unless the company's stock price exceeds $1 for at least 10 consecutive business days within a 90-day grace period. While NASDAQ voluntarily suspended enforcement of this rule for a period during 2001, when many companies' stocks (including ours) were trading near or below the $1 level, there can be no assurance that NASDAQ will not enforce this rule in the future. Our stock price was near or below $1 for portions of fiscal year 2003.

   If our stock were to be delisted from NASDAQ, it is likely that customers, partners, and potential sources of funding would be less likely to do business with us on terms that we viewed as reasonable, and our operating results would suffer accordingly.

Cost-reduction efforts may adversely impact our productivity and service levels.

   During fiscal year 2002, we instituted various cost-control measures affecting various aspects of our business operations. We had a reduction in our workforce of approximately 18% in fiscal required to take additional cost-saving actions to reduce our losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse effect on our financial condition. Moreover, even if we are successful with these efforts and generate the anticipated cost savings, there is no assurance that these actions will not adversely impact our employees' morale and productivity, the competitiveness of our products and business, and the results of our operations.

The recoverability of our investment in intangible assets could be reduced by several factors.

   As of January 31, 2002, we had approximately $15.5 million of net intangible assets capitalized on our balance sheet. We believe these intangible assets are recoverable. However, changes in the economy, the business in which we operate, and our own relative performance could change the assumptions used to evaluate the recoverability of intangible assets. We continue to monitor those assumptions and their effect on the estimated recoverability of our intangible assets.

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

  Important Events and Recent Acquisitions

   On November 13, 2001, we acquired VeriFone's secure payment infrastructure and Internet payment ePS product line, for total consideration of $3.4 million. The consideration comprises $3.3 million in cash and related acquisition costs of $100,000. VeriFone's ePS product line is a complete e-commerce payment management solution aimed at large retailers, financial institutions, network operators and other multiple service providers. The acquisition was accounted for under the purchase method of accounting.

   During fiscal 2000, 2001 and 2002 we invested $1,904,000, $3,744,000 and
$2,849,000 respectively, for the purchase of furniture, fixtures and equipment, for further investment in our management information systems and for capital expenditures relating to increased employee headcount.

B.  Business Overview

   We are a leading provider of secure e-payment infrastructure solutions for payment transactions. We develop, market and sell a comprehensive suite of software and electronic PoS systems that enable electronic payments in both the physical and virtual world. We offer vendor-neutral, open software solutions that provide a highly secure e-payment solution for our customers. Our customers include banks, card associations, financial transaction processors and merchants in major markets including Germany, the United Kingdom, the United States and South America. Through our portfolio of feature-rich software products and electronic PoS systems, we offer solutions for each of the parties to an e-payment transaction--the bank or other financial transaction processor, the merchant and the cardholder. Our comprehensive suite of software and electronic PoS system products enable secure end-to-end payment solutions to automate the entire e-payment transaction process.

  The E-Payment Industry

   The e-payment industry has rapidly grown throughout the world since the 1970s when banks and merchants first began to encourage widespread use of credit cards and other forms of cashless payment by consumers. Use of these cards has increased significantly: first at the countertop in a merchant's store, and later through mail order, telephone order and more recently via the Internet. In addition, the introduction of new payment card alternatives, such as chip-based smart cards, prepay and debit cards has further fueled both the use of payment cards and the overall growth of the e-payment industry.

   The growth of the World Wide Web in the 1990s led to enormous expectations regarding the potential market opportunities of the Internet for electronic commerce. Due to the global reach of the Internet, combined with the lower transaction costs compared to the traditional retail market place and the increasing use of the Internet for a broad range of business-to-business and business-to-consumer activities, electronic retailers (e-tailers) began to compete with real-world retailers for their customers. Over time, real world merchants also sought to access this growing market. Large merchants now accept the need for both a physical and a virtual presence. According to International Data Corporation, by 2005, global Internet users will reach 941.8 million, up from 497.7 million recorded in 2001. By the end of 2002, over 600 million people will access the Internet worldwide, spending over US$1 trillion, while in 2001, global e-commerce revenue grew 73.4%, to US$615.3 billion, up from US$354.9 billion in 2000./(1)/ Emerging channels for Internet access, such as mobile phones, PDAs and other wireless devices for wireless Internet access, are expected to further fuel the growth of e-commerce. This growth in the variety of devices that can access the payment infrastructure creates potential for companies who supply software to manage this interface.
--------
/(1)/ "Western Europe Closes Online Gap With US," PR Newswire, 19 February 2002.

   With the emergence of the electronic payment market through an increasing array of channels using a variety of different payment methods, the financial institution/merchant is increasingly aware of the need to have a comprehensive and effective solution in place to ensure secure electronic payments. Payment cards have emerged as the predominant means of making purchases over the Internet and there is an increased risk that payment card fraud and repudiation can occur online. According to a study conducted by VISA International, several member banks in its European region were experiencing repudiation and discovered that approximately 50% of all disputes relate to Internet transactions, while transactions originating on the Internet represented only 2%-3% of total transaction volumes. As the number of people with the ability to access this medium continues to rise and the size of the market increases, the need for secure payments is more important than ever.

   Encouraged by the major card schemes, demand is accelerating for smart card technology. A smart card is a plastic card with an embedded chip that has memory and logic. Europay, MasterCard and VISA are insisting on a rollout of EMV compliant chip cards by 2005. VISA believes that 90% of European VISA cards will carry a chip by 2005 and has declared that, by 2005, any European banks that have not invested in chips should be responsible for any fraud losses that chips would have prevented./(2)/ This replacement program creates immediate opportunity for hardware manufacturers.

   In addition, the software that enhances the functionality of these smart cards is becoming increasingly important and a way for card manufacturers to migrate up the value chain. Gartner Group estimates that smart cards will grow at a rate of 32.4% per year to reach over 1.76 billion units by 2004./(3)/ According to Dataquest, the worldwide smart-card market should grow from a value of US$2.2 billion in 1999 to US$9.1 billion in 2004, representing a Compound Annual Growth Rate (CAGR) of 33%.

   Another area showing strong growth is the prepay market. The growth of this market has coincided with the growth and relative maturity of the mobile phone market. Originally, prepay was necessary to allow mobile carriers to capture customers who did not have good credit standing. However, as the market developed, customers began signing up for this service as a means of controlling their spending and for freedom from commitment to a post-pay service. The Western European prepaid market is made up of 50% of all subscribers, with 95% of all new subscribers being signed up on this basis./(4)/

   Debit card usage is also growing strongly. According to the Nilson Report, the number of U.S. consumer purchases is projected to grow to 152 billion by 2010, up from 79 billion in 1999. The portion of these payments conducted electronically is expected to rise from 25% (28 billion) to 47% (71 billion) during this same period, with half of this growth coming from debit card usage. Nilson estimates that debit transaction volumes will grow by a Compound Annual Growth Rate of 14.5% between 1999 and 2010 (a Compound Annual Growth Rate of 19.2% between 1999 and 2005).

   This is mostly at the expense of checks and other paper-based payment vehicles. This translates into an increase in overall U.S. card purchase volume from $1.3 trillion in 2000, to a projected $4.8 trillion in 2010./(5)/

   The growth of payment card transactions and the evolution in the channels of electronic payment, in conjunction with increased payment card fraud, has driven the need for more comprehensive, secure and effective hardware and software payment products that will cost-effectively process and manage these transactions.
--------
/(2)/ "VISA Chips in with investment to transform credit card transactions,"
      Irish Times, March 2002.
/(3)/ "Smartcards: Looking for Consumer Demand," Gartner Group, January 2001. /(4)/ Trust5 PrePay Top Up White Paper.
/(5)/ Source: "Credit and Debit Cards: Power at the Point of Sale...A Card
      Processing Overview," Robinson-Humphrey, 20 July 2001.

  E-Payment Transactions

   Each of the participants in an e-payment transaction operates within a framework of policies and standards established by card associations such as VISA and MasterCard and card companies like American Express and Discover Financial Services. These associations have established the network and processing infrastructures required to authorize payments and transfer funds, and have implemented large-scale marketing programs to promote consumer and merchant acceptance of existing card brands and new card-related products. The global acceptance of payment cards and the convenience they provide facilitate business-to-consumer and business-to-business commerce in the physical world and over the Internet. With the emergence of e-payment, financial institutions, merchants and customer have recognized the need for secure software solutions to mitigate fraud, manage disputed transactions, reconcile accounts and improve the overall efficiency of payment card transaction processing.

  E-Commerce Transactions

   In an Internet transaction, the cardholder must first enter the payment card information either directly on the merchant's web site or into an electronic wallet resident on the cardholder's computer or mobile phone. Typically, software resident on the cardholder's computer or mobile phone encrypts and then transmits the information to the merchant over the Internet. The e-commerce payment software resident on the merchant's server receives the card information and forwards this information to the merchant's bank or financial transaction processor. The merchant's bank's or processor's e-payment system captures and processes the payment information and, together with the card associations and the cardholder's bank, settles the transaction.

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

  The Need for Dispute Management

   Disputes often arise when a cardholder receives a statement and does not accept some item on the statement for any reason. A disputed payment system transaction is called a chargeback. A dispute becomes a chargeback when the card issuer initiates a specific dispute procedure, having determined that a transaction may be invalid for any of a number of specific reasons.

   There are five main categories of problems or disputes that may give rise to a chargeback. These are: cardholder complaints, processing errors, documentation related disputes, fraud and authorization related disputes.

   The traffic between the issuer and the acquirer during the chargeback dispute process is in the form of electronic transactions which, just like normal transactions, are transmitted through the relevant payment system network. In some cases, either party may also need to send specified items of documentation through the post in addition to these electronic transactions. There is typically minimum automation in dispute management and the cost of processing chargebacks is high.

  The Need for Reconciliation

   Merchants accept payments in all forms of currency and tender types, including debit and credit cards, cash and checks, gift certificates and many new forms of payments such as gift cards. Regardless of the payment method, the merchant needs to insure the information recorded at the store, point-of-sale, matches up with the deposits that are made at the bank. For companies with multiple depositing locations or high volumes of card transactions, this manual process becomes quite labor intensive. This results in high costs to the organization, not only in terms of people, but the manual effort is prone to error, and provides no real corporate controls. It also leads to unexplained shortages that are difficult to track, increased idle balances that are not brought forward for use by the business, and higher fees paid for inefficient bank account structures.

   There is significant cost involved in manual deposit reconciliation:

    . It can result in high rates of fraud, larceny and error at the store level (and consequently, unnecessary write-offs)
    .  There is low productivity due to the manual nature of the process
    . It is unable to quickly identify and resolve credit card/cash deposit discrepancies

    .  Fraud prevention is a slow process

    . Risk management/management control: it provides no real historical data or trend analysis

    . It results in high bank fees as manual reconciliation prevents bank consolidation

    . The sheer number of possible matches in an account with 80-100 stores prevents timely reconciliation

    . Single store accounts mean high bank fees compared to consolidated accounts as the company gets volume discounts

    . Manual reconciliation can make it very difficult/costly for a company to scale its operations: if they want to add sites, they need to account for extra staff for this process

  The Need for Security and Authentication

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

   The emergence of the Internet as a medium for commerce has significantly increased the risk that payment card fraud and repudiation can occur. According to a recent study/(6)/ VISA reported that around 50% of all disputes relate to web transactions, despite the fact that online transactions account for only 2-3% of total transaction volume. The same source quotes the Gartner Group as saying that merchants, who currently carry the liability, report that up to 10 percent of their on-line purchase revenues can be lost to repudiated transactions.

   We believe that the higher incidence of fraud and repudiation in Internet transactions is primarily caused by:

    . an inability to effectively verify the identity of, or authenticate, the cardholder

    .  an inability to confirm the legitimacy of, or authenticate, the merchant

    . theft of cardholder information that resides unencrypted on a merchant's server

    .  inadequate encryption technology
--------
/(6)/ Quoted in Cards International Magazine, March 2002

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

   In response to the deployment of non-unique certificates and the security limitations of SSL, VISA and MasterCard launched the SET standard in 1996. SET is a comprehensive security protocol which is specifically designed for payment card transactions over the Internet, based upon the cardholder, merchant and acquiring bank making payment transactions in a Public Key Infrastructure (PKI).

   While SET is highly secure, and if implemented widely would provide a strong barrier to fraud, it has faced obstacles in adoption. The need for all parties to participate in the PKI has resulted in difficulty in creating momentum for the standard. In light of this, card associations and individual financial institutions have turned to alternative means of fraud control. In 2001, VISA launched the Three Domain (3D) Secure protocol, and MasterCard launched Secure Payment Application (SPA), while others have implemented schemes whereby real card numbers are substituted by pseudo numbers.

   These new security methods all depend upon the cardholder being authenticated to their bank at the time of a transaction, using a method determined by the bank, such as a combination of username, password, PIN, digital certificate or other personal data. Using 3D Secure, a cardholder's payment card number is submitted to the merchant. The merchant checks with a central registry service whether the card is registered for 3D Secure, and if so, the URL of the issuing bank's authentication server (ACS). The user is redirected to their bank's ACS for authentication, and the ACS sends a digitally signed confirmation of authentication to the merchant. The merchant can store this confirmation and then process the financial authorization transaction as normal. As an incentive to merchants, from April 2002 on-line merchants in Europe who implement 3D Secure support will not be liable for certain VISA chargebacks. From April 2003 this policy will be extended globally.

   MasterCard have adopted a different standard, which applies to MasterCard credit cards and Maestro brand debit cards. Unlike 3D Secure, there is no directory service, nor digitally signed response. Instead, cardholders are encouraged to use a server wallet solution offered by their bank. At the time of a transaction, the cardholder is authenticated to the server wallet, which can provide payment data for form filling at the merchant site. This data includes a Universal Cardholder Authentication Field (UCAF) which is inserted into a hidden field. The UCAF is then included with the financial authorization message sent by the merchant to the acquirer. When it is routed back to the issuing bank it can be matched with the previously authenticated transaction, thus providing a strong protection against both merchant-originated fraud and that resulting from stolen card data.

   Other issuers are implementing solutions based on pseudo numbers. In this scheme, a wallet server is deployed by the issuing bank, and the cardholder is encouraged to use the wallet server for on-line transactions. With this system the real cardholder data is never used in the transaction providing strong reassurance to the cardholder, while protecting against merchant-originated fraud, stolen cardholder data, and unwarranted cardholder chargebacks.

   We believe that the e-payment industry will continue to be influenced and shaped by the strategies and initiatives of VISA and MasterCard, along with other industry and technology leaders. Furthermore, we believe that the continued growth in number and complexity of e-payment transactions, together with the emergence of the Internet and wireless networks as a channel for e-commerce, will continue to drive the need for secure, flexible and trusted e-payment solutions. Currently the SSL standard remains the predominant standard for secure e-payment transactions. The SET, 3D Secure and SPA standards have not yet been broadly adopted, nor is adoption certain. We believe that the key participants in the e-payment industry, such as banks, card associations and merchants, will continue to demand software solutions and services from focused, responsive and innovative vendors who are able to deliver products that support all standards that are adopted by the marketplace over time.

  The Trintech Solution

   We are a leading provider of secure e-payment solutions for payment transactions. We develop, market and sell a comprehensive suite of software and electronic PoS systems that enable electronic payments in both the physical and virtual world.

   The following elements of our solution enable us to deliver key competitive advantages to our customers:

   Comprehensive Functionality. Our payment solutions have been designed for scalability and operate in multi-currency, multi-taxation, multi-payment protocol and complex communication environments. We are one of the few vendors to offer integrated secure e-payment solutions that allow customers to process transactions in the physical world and over the Internet.

   Flexible Range of Solutions. Our suite of products provides flexible e-payment solutions for each participant in a transaction: banks and financial transaction processors, merchants and cardholders. Our products are designed to be modular, permitting them to interoperate with e-payment products of other vendors. Alternatively, by offering our products as an integrated end-to-end payment solution, we also provide a complete cost-effective solution for our customers.

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

   Open Systems Architecture. Our open architecture design supports a wide variety of operating systems, databases and merchant commerce servers. Our software solutions for banks, financial transaction processors and merchants have been developed for Windows NT and UNIX operating systems and Oracle and Microsoft databases. Our approach is to develop once only solutions to run on multiple platforms. This approach facilitates integration with existing hardware and software systems, including mainframe systems. In addition, our software products are vendor neutral and are designed to interface with e-payment hardware and software products of third-party vendors, including IBM, Oracle, Microsoft and SAP.

   Expertise in Secure E-Payment Industry. Since our inception, we have focused on developing secure e-payment solutions for payment transactions. We believe our 15 years of experience in this industry has enabled us to develop sophisticated e-commerce solutions for payment transactions in the physical world and over the Internet. We also believe that this industry focus has enabled us to develop strong and close relationships with the card associations and banks that can influence the structure and development of the e-payment industry. For example, in fiscal 2002 Trintech joined the Mobile Payment Forum, a global cross-industry group formed to enable secure, user-friendly mobile payment transactions and expand the overall market for mobile commerce.

  Trintech's Growth Strategy

   Our mission is to become the leading worldwide provider of secure e-payment solutions for payment transactions. The key components of our strategy are:

   Leverage Multi-Channel Payment Expertise. We will continue to invest and build on our 15 years experience in developing innovative, secure e-payment solutions. For example, in 2002 we released the world's first high security PoS terminal architecture using embedded Linux and ARM technology. In 2002, we also announced the addition of an online browser-based application suite to our deposit verification and reconciliation product (PayWare ReconNET). We intend to continue to invest to further develop our multi-channel product suite.

   Maintain our Focus on Customer Service. We have a large existing customer base and we work hard to ensure that they are happy with the solution they have licensed and the service we provide. We leverage our existing customer base by introducing them to additional Trintech products across a range of payment channels. We license much of our software based on transaction volumes and a high customer retention rate will ensure that we benefit from the growth in our customers' electronic payment transactions. As our installed base of hardware terminals continues to grow, we create a bigger installed device base through which to deliver our software. We are working to grow this customer base worldwide and will maximize the potential of this customer base by pursuing a cross-selling and up-selling strategy.

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

   Continue to Build Strategic Relationships with Key Industry Leaders. We have strategic relationships with a number of companies including VISA, MasterCard, Compaq, SAP America and RSA Security. These relationships have provided a number of competitive advantages, including access to product development plans, joint marketing opportunities and lead-generation for our direct sales force. We intend to continue to enter into development and marketing alliances with key industry leaders to produce and distribute custom-tailored e-payment solutions for specific market segments.

   Expand Channels of Distribution Globally. We use indirect sales channels to reach organizations that cannot otherwise be effectively targeted by our direct sales force and to increase worldwide market penetration. In addition, we have acquired companies which have broadened our presence in key markets.

   Build Strong Brand Recognition. We are a leading brand name in the e-payment industry and believe that we are benefiting from our early industry presence. Our strategy is to promote and strengthen our brand equity and visibility through excellent service and a variety of marketing and promotional campaigns. We plan to continue to invest in our on-line marketing programs, such as epaynews.com, an award-winning site for information and trends related to e-payments in the e-commerce industry.

  Trintech Products

   Our products are designed to provide flexible, vendor neutral, secure e-payment solutions for banks, financial transaction processors, merchants, businesses and cardholders. Our products can be deployed on a stand-alone basis, combined with each other to provide an end-to-end secure e-payment solution, or integrated with third party products. In addition, our products support a broad range of communication protocols and security standards. Our products also support multiple currencies, languages and payment protocols. In connection with the license of our products, we provide a range of support services to our customers including preventative maintenance, compliance, upgrades, site inspections and 24-hour telephone and on-line support.

   All of our products are sold under the PayWare brand. Within the PayWare suite, the following table summarizes our product lines and the associated target customer base:

                    Product Line          Target Customer Base
                    ------------          --------------------
                      eAcquirer         Any business that
                        eCMS            processes and services
                       eIssuer          payment card based
                       Resolve          transactions or issues
                                        on-line payment cards
                                        including banks,
                                        financial institutions,
                                        payment service
                                        providers, Internet or
                                        commerce service
                                        providers and
                                        telecommunication
                                        companies

                      ReconNET          Any business selling
                       PrePay           goods or services that
                     eMerchant 4        accepts payment cards
                         ERP            including merchants,
                     Call Center        payment service
                     eVia Series        providers, Internet or
                Compact 9000i Series    commerce service
                   Compact 950-PP       providers,
               Compact PINPad Manager   telecommunication
                       OpenPOS          companies and online
                                        purchasers.

  Financial Institution, Payment Service Provider and Telco Products

   PayWare eAcquirer, PayWare eCMS, PayWare eIssuer and PayWare Resolve encompasses e-payment transaction software product suite primarily used by banks and financial transaction processors. This product suite supports the payment transaction processing needs of both the merchant's bank and the cardholder's bank. It uses a scalable and interoperable payment architecture for Windows NT and UNIX platforms and supports modular payment components for specific financial instruments and operating environments. This product suite provides financial institutions with the ability to issue on-line payment cards, capture and process card-based e-payment transactions and manage and resolve disputed payment card transactions in both the physical world and over the Internet. The principal products sold by us to banks and financial transaction processors are:

    . PayWare eAcquirer is a secure integrated payment gateway and a hosted merchant PoS payment engine. It provides financial institutions and payment service providers with the functionality required to authorize, capture, route, settle and bill payment card transactions in both the physical and virtual world. PayWare eAcquirer supports multiple payment instruments and the latest card association authentication protocols. The product was first released in May 1995 and its core capabilities include:

       -- transaction authorization functionality using a choice of protocols

       -- data capture functionality using a choice of protocols

       -- value added services such as multi-currency acquiring services, storefront integration and browser based

       -- transaction management tool

       -- remote deployment, update and configuration of merchant applications

    . PayWare eCMS Issuer provides card issuers with an integrated card management system with back office processing and supports multiple payment instruments. This product line was acquired on the purchase of Sursoft S.A. in November 2000. PayWare eCMS Issuer provides the following functionality:

       -- management of physical card issuance programs

       -- accounting for and management of cardholder transactions

       -- management tools allowing card issuers to manage the risk profile of their portfolio

    . PayWare eCMS Acquirer provides merchant acquirers/processors with a back office merchant accounting, settlement and management system and supports multiple payment instruments. This product line was acquired on the purchase of Sursoft S.A. in November 2000. PayWare eCMS Acquirer provides the following functionality:

       -- flexible, customized management of merchant accounts

       -- accounting for and management of merchant transactions

    . PayWare eIssuer is a front office virtual and wireless consumer authentication and payment system and supports multiple payment instruments. There are two additional add-on modules:

       -- mAccess: this extends the core capabilities of eIssuer to multiple delivery channels including cell phones, PDAs and set top boxes

       -- Guardian: this is a payment security module that helps decrease online fraud by providing support for pseudo card numbers during the payment process and real-time verification of financial authorization requests against Internet purchases.

      PayWare eIssuer was first released in April 1999. PayWare eIssuer provides the following functionality:

       -- a virtual authentication platform that will support multi-channel payments for cardholders

       -- reinforcement of the brand identity of the card issuer by providing dynamic delivery of up-to date marketing and advertising messages to issued electronic payment cards or wallets while the cards or wallets are being used

       -- support for both SSL and SET Secure Electronic Transaction(TM) security protocols

       -- consumer authentication via password as standard

       -- automatic merchant form fill via drag and drop of the ezCard client onto the merchant payment form

   In addition to the release of the eIssuer server wallet product, Trintech's Professional Services division also provides tailored solutions for customers based on the toolkit and platform used internally to develop eIssuer and other product lines.

    . PayWare Resolve is a suite of products that help automate payment dispute resolution. The products combine a powerful decision-support environment with card association dispute regulations to enable optimum management of the chargeback process and supports multiple payment products and multi-currency processing. This product line was acquired on the purchase of Exceptis Technologies Limited in November 2000. PayWare Resolve AS and IS provide the following functionality:

       -- built-in knowledge of national and international chargeback regulations

       -- workflow management and financial control

       -- automated chargeback documentation

       -- management control/risk management

  Merchant, Payment Service Provider and Telco Products

   Our solutions for the merchant market are designed to meet merchant requirements for e-payments in a variety of retail environments in the physical world (including large department stores, grocery chains, call centers, mail order, telephone order) and can also be used for merchants operating on the Internet.

   Our PayWare suite of products for the merchant market includes:

    . PayWare ReconNET is automatic reconciliation and cash management software. PayWare ReconNET can support credit cards, debit cards, checks and cash. This product was acquired on the acquisition of substantially all of the assets of Globeset, Inc. in December 2000. It provides the following functionality:

       -- deposit verification

       -- research of exception items

       -- report module

       -- anticipatory ACH (Automated Clearing House): everything you need for effective ACH sweeps

    . PayWare PrePay enables electronic pre-pay or top-up for a subscriber account and can be used for cellular pre-pay, long distance calling cards, pre-paid payment cards, utility and housing payments and gift/other pre-paid cards. This product is designed to allow merchants and telecommunications operators to reduce their costs of distributing existing paper vouchers and allow for the management of customer accounts electronically. This product range was acquired through the acquisition of Checkline plc in August 2000. It provides the following functionality:

       -- fully configurable to support a range of topup transactions

       -- comprehensive transaction analysis and reporting

       -- credit checking/ merchant balance handling

       -- handles multiple network operators

    . PayWare eMerchant is a comprehensive card payment server solution integrated to merchant EPoS, call centers, the Internet and IVR (voice response). PayWare eMerchant is multi-currency enabled and was first released in December 1998. It contains the following functionality:

       -- rapid online authorization

       -- multi-merchant, multi-acquirer

       -- advanced monitoring and reporting

       -- scalable, resilient and fault tolerant

    . PayWare ERP integrates our e-payment merchant functionality into the SAP R/3 system for physical world and e-commerce payment card transactions. It allows corporations to leverage their ERP system to realize operational efficiencies and cost benefits. PayWare ERP manages both the authorization and settlement of transactions between acquiring institutions and ERP-based merchants and businesses. We released PayWare ERP in September 1998.

    . PayWare Call Center is our e-payment solution for call centers and mail order centers. It is designed to integrate with third party software systems and provide the e-payment functionality for telephone order and mail order purchases. We released PayWare Call Center in March 1998.

  Electronic PoS systems

   Our electronic PoS systems contain the features and functionality required by merchants to manage card-based e-payments in the physical world. The product line is comprised of point of sale devices, high-security personal identification number pads (pin pads), and software development toolkits for merchant e-payment transactions in the physical world. This product line has historically been the foundation of our sales and long-term relationships with banks and financial transaction processors.

    . eVia Series provides secure payment mobility for merchants. Initially conceived as a portable only device, the range has now been extended to a full desktop version. Major international protocols are supported for magnetic swipe and smart cards.

    . eVia SDK allows Trintech partners to develop their own applications. Modular architecture ensures that development, testing and debugging can be carried out rapidly and efficiently.

    . Compact 9000i range provides maximum versatility and high security to meet the varied needs of large and small retailers, either in stand-alone or networked installations. It has a high speed thermal printer and uses a new modular software architecture which facilitates the future deployment of new payment applications. It features:

       -- large, back-lit graphic display with a long magnetic swipe card reader for easy and effective card reading

       -- high speed processor

       -- modular software architecture with an easy-load printer

    . Compact 9000i SDK is a software development toolkit that allows distributors and partners in local markets to develop and test diverse software modules for custom-tailored payment card applications. We released the Compact 9000i SDK in March 1999.

    . Compact 950-PP is a highly secure cardholder interface device for a cardholder using a debit or credit card to enter his personal identification number. This product then encrypts the personal identification number for forwarding in a secure message format to an authorization center for verification. This product supports DES, Triple DES and RSA public key encryption standards. We released the Compact 950-PP in February 1997. The current model has the following features:

       -- high physical and electronic security

       -- tamper evidence features to detect manipulation

       -- customer smart card reader

       -- online and offline PIN verification

       -- 4 merchant card readers

    . PayWare PinPad Manager is a management system that can be used by customers to securely download application and security keys remotely to the PINPad. Its re-programmable application memory allows the PINPad to load new applications with ease.

    . PayWare OpenPOS is a high security PoS technology platform that uses an embedded LINUX operating system and a powerful and scaleable ARM processor. Key features include:

       -- 32 bit ARM processor which supports a wide range of interfaces

       -- supports an extensive range of LCD displays

       -- supports multi-media cards and compact flash

       -- built-in Memory Management Unit

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

  Technology

   Our software solutions incorporate advanced technologies to address user requirements in today's highly distributed networking environments. Our products support high volumes of transactions in a secure, scalable cross-platform environment, combining proven, reliable proprietary payment technologies with current Internet, operating system and database development tools.

   Our software is developed using Java, C, C++ and web programming languages and standards, and incorporates the following features:

    . System Architecture. Our products are modular in design and flexible in implementation, so that they can be rapidly adapted to address specific customer requirements. We employ an object oriented systems architecture, allowing us to add and re-use functionality across existing and new products, lowering our product development costs. Our modular design can improve our time to market for new products, including emerging applications for products such as personal digital assistants, advanced mobile phones and set-top boxes.

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

    . Support of widely accepted technologies. Our products are configured to run on operating systems and to support databases widely adopted by the e-payment industry. This includes the Windows and UNIX operating systems and Oracle and Microsoft databases. They are also designed to integrate easily with enterprise resource planning software systems, such as the SAP R/3 system.

  Customers

   We now have a customer base of over 2,000 banks, financial transaction processors, card associations, card companies, payment service providers, merchants and technology companies. As of January 31, 2002, we had shipped over 180,000 electronic PoS systems and over 6,000 licenses of secure e-payment software. A representative sample of our customers is as follows:

     Banks and Card                 Financial Transaction
     Associations                   Processors
     ------------                   ----------
            ABSA                           Allcash
            Bank of America                B+S Card Services
            Citibank                       GZS
            National Bank of
              Kuwait                       PayServ
            St. George Bank                Technicard
            Unibanco                       Post Girot
            VISA USA                       Which/Tyco
                                    International

     Internet Service Providers     Technology Companies
     --------------------------     --------------------
            Big Planet                     Motorola
            Open Market Inc                SAP
            Shop@db.com (a                 Siemens Nextel
              subsidiary of
              Deutsche Bank)
            Princeton eCom

     Merchants
     ---------
            Best Buy
            Burger King
            Domino Pizza
            Hallmark Cards
            J.C. Penny
            Safeway
            Verizon Wireless

  Sales and Marketing

   Our sales and marketing efforts are targeted at three principal regions:

    .  Europe, Middle East and Africa,

    .  North and South America, and

    .  the Asia-Pacific region

   Our principal market is Germany, which represented 39% of our total revenue in fiscal 2002. Our sales strategy for all product lines is to use our direct sales force in conjunction with indirect distribution channels, such as regional distributors and sector-specific leaders. In 2003, for the first time, we will seek to actively expand the market for our electronic PoS systems outside of Europe. We will target emerging chip card based markets in Latin America and the Far East, particularly China and Malaysia.

  Direct Sales Channel

   We have direct sales offices in Dublin, Ireland; Frankfurt, Germany; London, England; Montevideo, Uruguay and Dallas, Texas. These offices coordinate direct sales and manage indirect sales channels in the various regions. Due to the technical nature of our products, members of the direct sales force are often supported by pre-sales technical support staff who are key to closing sales contracts and winning customer confidence.

   Our direct sales accounted for approximately 94% of our total revenues in fiscal 2002. At January 31, 2002, we employed 73 direct sales people who primarily target card associations and card companies such as VISA, MasterCard and American Express, as well as banks, financial transaction processors, telecommunications operators and large merchants.

  Indirect Sales Channel Strategy

   To further facilitate worldwide market penetration and complement our direct sales efforts, we have begun to establish a range of indirect sales channels which primarily act as referrals for our direct sales force. We expect these indirect channels to account for an increasing percentage of our sales leads as we implement this strategy. These indirect channels include:

    . Resellers Providing Additional Services. Since 1998, we have used regional resellers trained and certified by us to develop customer relationships and expand our global branding. We provide resellers such as eFunds International in Asia Pacific, OKI in Japan and Sterling Commerce in the U.S. with our software technology and implementation expertise.

    . Systems Integrators and Consultants. We leverage our relationships with systems integrators and consultants to market our e-payment solutions while in turn providing them with the opportunity to make a highly functional, vendor-independent solution available to their customers.

    . Emerging Distribution Channels. We continually evaluate new methods and opportunities to market and sell our products worldwide.

  Strategic Relationships

   We intend to expand our position in the e-payment market by forming additional strategic technology and marketing relationships with key industry players. To date, we have established strategic relationships with VISA, MasterCard, RSA Security, eFunds International, SBC, Compaq, SAP and Intershop. We believe our technology and marketing alliances offer us a number of competitive advantages, which vary with each relationship. These advantages include sales lead generation, early access to the partner's engineering plans and technical personnel for assistance in developing new product offerings. The following describes our current strategic relationships:

   VISA. We initially developed a strategic relationship with VISA International in Europe and have since extended this relationship to the United States, Latin America and the Asia-Pacific region. VISA currently markets PayWare Net (PayWare eMerchant) in different regions throughout the world. In addition, VISA exclusively recommends our PayWare software to replace its proprietary data capture software used by over 30 of its member banks. In August 1997, we entered into agreements with VISA LAC relating to the marketing and distribution of PayWare eIssuer in Latin America, including the customization of software to provide e-payment solutions for VISA's smart card customers. In August 1998, VISA International became a shareholder in us. In May 1999, VISA USA entered into a strategic alliance with us to provide one-stop e-commerce solutions for VISA's member banks and Internet merchants, incorporating our PayWare technology.

   MasterCard. In 1999, we entered into a technology and strategic alliance agreement with MasterCard International. Under the terms of this agreement, MasterCard has agreed to license our PayWare eIssuer product, to host and operate a pilot site demonstrating PayWare eIssuer, and to actively market this product to

MasterCard's member financial institutions and refer business to us. We have agreed to provide sales materials to MasterCard and to provide support for their marketing programs for PayWare eIssuer. In addition, we and MasterCard have jointly agreed to publicize this relationship, to maintain links in a prominent position on each other's websites and to meet quarterly to discuss product development.

   RSA Security. In 1998, we entered into a technology license agreement with RSA and also established a continuing strategic relationship. RSA also became a shareholder in us. The technology licensing agreement provides us with royalty-free access to source and object code for cryptography functionality that we have incorporated into our e-payment software products.

   eFunds International. Our current distribution partnership with eFunds International gives them the non-exclusive right to distribute our PayWare Resolve product in Australia, New Zealand and India.

   SBC--Sterling Commerce. Our current distribution partnership with SBC gives them the non-exclusive right to distribute our PayWare ReconNET product (under the rebranded name Vector--ReconNET) to banks within North America.

   SAP. We are a member of the SAP's complementary software program. As part of the alliance, we have provided a secure e-payment module, PayWare ERP, for the SAP R/3 system release 4.0 enterprise business software solution. SAP also provides us with sales leads and a link on their web site.

   Compaq and Intershop. In the past we have collaborated with companies such as Compaq and Intershop in order to provide them with components of our secure e-payment solution. We continue to explore similar mutually beneficial alliances.

Research and Development

   We believe that our future success will depend in large part on our ability to enhance and expand our technologies. We intend to continue to develop new and innovative e-payment solutions to respond to the needs of our customers in this rapidly changing industry. We intend to offer products that interoperate with a variety of new and emerging acceptance channels and communication and security protocols. We have developed our e-payment products both independently, through our research and development team, and through funded development projects. From time to time, we have acquired or licensed technology from third parties, including encryption technology from RSA Security.

   Each of our development centers has been chosen for its combination of access to global markets, local product knowledge and the availability of skilled personnel. We have now concentrated research and development in the following centers:

    . Dublin, Ireland: electronic PoS systems and e-payment software including encryption and authentication

    .  Princeton, New Jersey: e-commerce payment solutions

    .  Dallas, Texas: reconciliation and cash management tools

    .  Montevideo, Uruguay: card issuance and management solutions

   As of January 31, 2002, approximately 30% of the company's revenues were dedicated to research and development expenses.

  Manufacturing

   We now outsource the fabrication, testing and packaging of our electronic PoS system products to VeriFone, Plexus and Fujitsu, enabling us to concentrate our resources on product design and software development. We believe this eliminates the high cost of owning and operating a manufacturing facility. The manufacturing facilities for Plexus are located in Scotland and the manufacturing facilities for Fujitsu are located in Spain.

   We maintain a strong quality control team that oversees the manufacture of the products by Plexus and Fujitsu to ensure that our specifications are met. These quality assurance engineers have both extensive knowledge of our products and expertise in software quality assurance techniques. Members of the team conduct on-site inspections of the manufacturing facilities of our subcontractors as well as periodic assessments of products shipped by our subcontractors to us. The members also participate on all beta release teams and provide initial training materials for customer support and service.

  Competition

   The e-payment industry is highly competitive, and we expect competition to increase as other e-payment companies introduce electronic PoS system products and e-payment software.

   In the electronic PoS systems market, we principally compete with Verifone, Ingenico, Hypercom and Thales/Krone. Indirectly, we also compete with local firms that offer country-specific alternatives. In addition, several of our electronic PoS system products compete with software solutions designed by our customers' in-house engineering departments. Competition has in the past caused us to reduce the average selling prices of our electronic PoS systems, and we expect this trend to continue.

   In the e-payment software market, the competitive landscape varies by product line. There is no competitor that we compete with across all product lines. However, we do compete with Transaction System Architects (TSAI) in a number of different areas. Additionally, we experience significant competition from existing and potential customers that develop, implement and maintain their own proprietary e-payment solutions relating to our e-payment software solutions for both the physical world and the Internet.

   In both the electronic PoS system market and the e-payment software market, we compete primarily on the basis of the following:

    .  product capabilities and technical features

    .  product performance and effectiveness

    .  price

    .  support of industry standards

    .  ease of use

    .  customer technical support and service

   We believe that we compete favorably in each of these markets based on these factors. However, in particular cases, our competitors may offer electronic PoS system products or e-payment software with functionality that is sought by our prospective customers and which differs from that offered by us. Several of our competitors have also in the past, and may in the future, distribute products in pilot programs at low-cost or below-market prices.

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

  Intellectual Property and Proprietary Rights

   Our success is dependent on our proprietary software technology. We rely on a combination of patents, contractual rights, trade secrets, copyright law, non-disclosure agreements and trademarks to establish and protect our proprietary rights in our products and technologies. Our patents include the following:

   Field of Application         Regions Issued            Regions Pending
   --------------------         --------------            ---------------
 Electronic field of
 point-of-sale security     Ireland, U.S., Canada,   European Union, Ireland,
 System incorporated in    Australia, South Africa,  U.S., Australia, Brazil,
 Compact                    U.K., Japan and Germany          and Japan

 Secure merchant
 transaction software
 Incorporated in PayWare                               European Union, U.S.,
 merchant product                                     Australia, Brazil, and
 range                              Ireland                    Japan

 Secure bank/financial
 transaction processor                                 European Union, U.S.,
 Software incorporated in                             Australia, Brazil, and
 PayWare eAcquirer                  Ireland                    Japan

 Secure card issuing
 software incorporated in
 PayWare eIssuer                      --              European Union and U.S.

 Secure card issuing
 software incorporated in
 GlobeSet PayWare eIssuer
 technology
 acquired in December 2000       United States                  --

 Secure dispute resolution
 technology
 incorporated in PayWare
 Resolve                              --              European Union and U.S.

   These issued patents and the pending patent applications cover key areas of our e-payment software for payment card transactions in the physical world and over the Internet, as well as our electronic PoS system products.

   Our registered trademarks include the following:

         Trademark               Regions Issued            Regions Pending
         ---------               --------------            ---------------

 Trintech the Secure Way
  to Pay logo                          --                      Ireland

 NetWallet                             --                   United States

 PayWare                     European Union, United
                                     States                      --

 PayGate                     European Union, United
                                     States                    Ireland

 PayPurse                    European Union, Ireland        United States

 PayLet                                --              United States, Ireland

 S/PAY                                 --                   United States

 Making Payment Systems Pay            --                   United States

 Making Payments Pay                   --                  European Union

 Exceptis Technologies                                 European Union, United
                                       --                      States

 WINEFTNT                        United Kingdom                  --

 Fastran                         United Kingdom                  --

 Checkline logo                  United Kingdom                  --

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

   In addition to our patents, trademarks and technology licenses, we have developed a significant portfolio of copyrights, know-how and trade secrets during our 15 years of experience developing solutions for the e-payment industry.

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

   Trintech Limited, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the voting securities of Trintech Limited are owned by us. The principal activity of Trintech Limited is research and development and the licensing of patents.

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

   Trintech S.A., a wholly-owned subsidiary, is a Uruguay corporation. All of the outstanding capital stock of Trintech S.A. is owned by Trintech Group Finance Limited. The principal activity of Trintech S.A. is the development of e-payment software.

   Checkline plc, a wholly-owned subsidiary, is incorporated in the United Kingdom. All of the outstanding capital stock of Checkline plc is owned by us. The principal activity of Checkline plc is the sale of electronic PoS system products and e-payment software. This company has been renamed Trintech Limited.

   Exceptis Technologies Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the outstanding capital stock of Exceptis is owned by us. Exceptis Technologies Limited is a provider of Internet enabled payment infrastructure solutions for fraud prevention, automated payment card dispute resolution and risk management for card issuers, financial transaction processors and acquirers

   J Driscoll & Associates Inc., a wholly-owned subsidiary, is a Texas corporation. All of the outstanding capital stock of J Driscoll & Associates Inc. is owned by US. The principal activity of J Driscoll & Associates Inc. is the development and sale of e-payment software.

D.  Description of Property

   Our principal development center and our principal European executive and administrative offices are located in 60,330 square foot leased office facilities in Dublin, Ireland, of which we sublease 5,813 square feet. Our principal executive and administrative offices for North and South America are located in a 11,300 square foot leased facility in San Mateo, California, of which we sublease 4,000 square feet. Our principal trading offices for North and South America are located in Dallas, Texas. We also have offices for development, sales and marketing personnel which total an aggregate of approximately 63,100 square feet in Frankfurt, Germany; Miami, Florida; Dallas, Texas; London, England; Montevideo, Uruguay; Princeton, New Jersey; and Philadelphia, Pennsylvania. As part of the purchase consideration for the primary assets of Globeset, Inc., we also acquired a lease obligation for an office facility of approximately 122,000 square feet in Austin, Texas, of which we are presently subleasing 88,000 square feet. We are also seeking to sublease a total of 66,000 square feet comprising part of our facilities in Dublin, San Mateo, Princeton and Philadelphia.

Item 5.  Operating and Financial Review and Prospects

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

A.  Overview

   From our organization through 1995, we developed and marketed electronic PoS systems and e-payment software for payment card transactions in the physical world. In early fiscal 1997, we launched our first products for Internet e-payment transactions. Today, as we continue to develop, market and sell our comprehensive suite of software and electronic PoS systems that enable payments in both the physical and virtual worlds, our revenue is primarily derived from three sources:

   Product Revenue. Product revenue, which represented 38% of our total revenue in fiscal 2002, is derived from sales of our electronic PoS system products, primarily the Compact 9000i PoS device and the Compact 950-PP pin pad. Revenue for these products are recognized at the time that persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectibility is probable

   License Revenue. Software license revenue, which represented 44% of total revenue in fiscal 2002, is derived from license fees from our e-payment software products for payment card transactions in the physical world and over the Internet and other wireless networks, and the provision of related support and maintenance services to customers. We recognize software license revenue under SOP 97-2. Under the terms of SOP 97-2, where an arrangement to deliver software does not require significant production, modification or customization, we recognize software license revenue when all of the following criteria are met:

    .  persuasive evidence of an arrangement exists;

    .  delivery has occurred;

    .  our fee is fixed or determinable; and

    .  collectibility is probable.

   We also license our software on a recurring rental basis, and, under SOP 97-2 as amended, we recognize revenue from these arrangements ratably over the life of the agreement. Customer support and maintenance fees are established as a percentage of the software license price, typically 18% per year, and are generally paid quarterly. We recognize revenue related to customer support and maintenance fees ratably over the life of the agreement.

   Service Revenue. We derive service revenue, which represented 18% of total revenue in fiscal 2002, from consulting services, educational and training services and customization and implementation services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided.

   In the fiscal year ended January 31, 2000, software license revenue grew by 105% over the prior year, and accounted for 30% of total revenue for the year. Software license and related service revenue growth in fiscal 2000 was positively influenced by increased adoption of SSL e-payment technologies by banks and financial transaction processors. In the fiscal year ended January 31, 2001 software license revenue grew by 125% and accounted for 42% of total revenue due to continued growth in sales of our e-commerce software products, infrastructure products and our acquisitions made during the year. In fiscal 2002 software license revenue grew by 47% over the prior year, and accounted for 44% of total revenue for the year. The increase in software license revenue was primarily due to increased sales of our e-payment software infrastructure products to new customers, higher average revenue per contract and associated support and maintenance fees and the full year inclusion of revenue derived from products acquired in connection with the acquisitions of Checkline plc, Exceptis Technologies Limited, the primary assets of Sursoft S.A. and Globeset, Inc., in fiscal 2001, which were only partially included in the year ended January 31, 2001.

   We have historically sold our products primarily through a direct sales force, which accounted for 94% of our total revenue in fiscal 2002. Since January 1998, we have established strategic relationships with VISA, MasterCard, RSA Security, Compaq and SAP, which provide joint marketing opportunities as well as lead-generation for our direct sales force.

   To facilitate worldwide market penetration, we have established indirect sales channels, such as resellers and systems integrators. Revenue from products sold through indirect sales channels is recognized net of commissions and discounts.

   The following table illustrates our revenues for the fiscal years ended January 31, 2000, 2001 and 2002 by customer location before intercompany eliminations:

                                               Year Ended January 31,
                                           -----------------------------
                                             2000       2001      2002
                                           --------   --------  --------
                                           (in thousands of U.S. dollars)
        Germany........................... $ 31,616   $ 40,817  $ 45,948
        Europe (excluding Germany)........   18,762     33,996    30,466
        Rest of the world.................    6,580     14,518    27,528
        Eliminations......................  (26,714)   (40,291)  (35,601)
                                           --------   --------  --------
           Total.......................... $ 30,244   $ 49,040  $ 68,341
                                           ========   ========  ========

   After taking account of intercompany eliminations, Trintech's total revenue grew 39% to $68.3 million in fiscal 2002 from $49.0 million in fiscal 2001 and by 62% in fiscal 2001 from $30.2 million in fiscal 2000. Total revenue from customers located in Germany was $26.7 million in fiscal 2002, $23.8 million in fiscal 2001 and $18.0 million in fiscal 2000. This represented approximately 39% of total revenue in fiscal 2002, 48% of total revenue in fiscal 2001 and 59% of total revenue in fiscal 2000. Total revenue from customers in the United States was $21.4 million in fiscal 2002, $8.3 million in fiscal 2001 and $3.6 million in fiscal 2000. This represented approximately 31% of total revenue in fiscal 2002, 17% of total revenue in fiscal 2001 and 12% of total revenue in fiscal 2000. Total revenue from customers located in Europe, excluding Germany and Ireland, was $12.8 million in fiscal 2002, $8.2 million in fiscal 2001 and $2.6 million in fiscal 2000. This represented approximately 19% of total revenue in fiscal 2002, 17% of total revenue in fiscal 2001 and 9% of total revenue in fiscal 2000.

   Cost of product revenue includes outsourced manufacturing costs, and packaging, documentation, labor and other costs associated with packaging and shipping our electronic PoS system products. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived and the cost of providing after-sale support and maintenance services to customers and the cost of amortized purchased technology. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

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

   From fiscal 1997 to fiscal 2000 we substantially increased our operating expenditures to build our presence in secure e-payment software products. This included significant increases in our research and development expenses related to the development of e-commerce capable products, and substantial increases in our sales and marketing personnel as we expanded our global sales capabilities. In fiscal 2001, we increased our research and development expenditure to develop software applications for the mobile commerce payment market. During fiscal 2002, research and development expenditure has started to decline as our e-commerce products start to reach technological maturity and we seek to reduce investment in products where the market opportunity has not yet developed due to economic conditions.

   We operate as a holding company with operating subsidiaries in Ireland, Germany, the United Kingdom, Uruguay, the United States and a financing subsidiary in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary's tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, our consolidated effective tax rate may increase to the extent that we report tax losses in some subsidiaries and taxable income in others. In addition, our tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and stock compensation.

   We have significant operations and we generate a significant portion of our taxable income in the United Kingdom, Germany and the Republic of Ireland. Some of our Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010, and another Irish subsidiary qualifies for an exemption from income tax as our revenue source is license fees from qualifying patents within the meaning of
Section 234 of the Irish Taxes Consolidation Act, 1997.

   We currently anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, our operating results could be materially adversely affected.

   A significant portion of our revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and we and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations resulting primarily from fluctuations in the U.S. dollar and the euro and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in our operating results on an annual and, in particular, on a quarterly basis. As a result of such currency fluctuations, we recognized exchange gains of $523,000 and $842,000 in fiscal 2002 and 2000, respectively. In fiscal 2001, however, we recognized an exchange loss of $149,000. From time to time we have in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. We expect to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on our results of operations.

   The conversion to the euro has not had a material effect on the pricing of, or the market for, our products, licenses and services, and we do not expect the conversion will have a material effect in the future.

   On August 25, 2000, we acquired the outstanding shares of Checkline plc, a privately held company in the United Kingdom, for total consideration initially estimated at US$39.3 million, subject to final adjustment relating to performance related deferred consideration. The consideration as at January 31, 2002, totaled US$41.1 million, including an estimate of performance related deferred consideration of US$1.25 million. The total consideration comprises the issuance of 1.2 million ADSs with a value of US$29 million at the time of the agreement, US$11.8 million in cash, and related costs. A further US$1.25 million may become payable in cash if performance targets are achieved over the next year and agreement is reached on other milestones. This payment, if met, would result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded. Checkline is a transaction processing and electronic card payment company, with nearly 15 years of secure payment experience. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition. The total purchase costs as at January 31, 2002 totaled US$41.1 million comprising the fair value of the shares issued, the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce, acquired customer base and a non-compete covenant) of US$9 million, goodwill of US$31.6 million and net assets acquired of US$0.5 million. During the year ended January 31, 2002, the company recognized other non-current asset impairments, principally a non compete covenant and purchased technology, of US$1.6 million and goodwill impairment of US$17.0 million in relation to Checkline.

   On November 15, 2000, we acquired substantially all the assets of Sursoft, a privately held company in Latin America, for total consideration initially estimated at US$11.0 million subject to final adjustment relating to performance related deferred consideration outlined below. The consideration as at January 31, 2002 totaled US$11.4 million. The total purchase costs comprise US$8.9 million in cash, deferred consideration of US$2.2 million payable in cash over five years, and transaction costs of US$0.3 million. In addition, we will be required to pay additional consideration to Sursoft shareholders each year over the five year period beginning on the first anniversary of the closing date of the acquisition equal to 25% of the revenues generated by the Sursoft business in excess of the related deferred consideration amount for each year. In February 2002, we paid US$400,000 additional consideration in respect of year one revenue. Separately, the vendors of the Sursoft assets purchased 199,004 ADSs for a total cash consideration of US$2.0 million. The vendors of the Sursoft assets additionally agreed to purchase a further number of ADSs for a total cash consideration of US$1.5 million on or around the first anniversary of the closing date of the acquisition. In December 2001, we issued 149,252 ADSs to the vendors of the Sursoft assets in connection with this. The number of ADSs issued is currently being contested by the vendors. The maximum additional cost, should the company not prevail would be approximately US$400,000. Sursoft specialize in payment card and merchant management software for credit, debit or smart cards and has over 10 years of secure payment software experience. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition. The total purchase costs of US$11.4 million comprising the fair value of the shares issued, the cash paid, the deferred consideration and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology and assembled workforce) of US$3.1 million, goodwill of US$8.3 million and net assets acquired of nil.

   On November 20, 2000, we acquired Exceptis Technologies Limited, a privately held company in Ireland, for total consideration initially estimated at US$16.5 million subject to final adjustment relating to performance related deferred consideration and total amount of liabilities assumed. The final consideration totaled US$18.1 million.

   The total purchase costs comprise the issuance of 1.73 million ADSs with a value of US$15.6 million at the time of the agreement, 43,326 replacement options over the Company's Ordinary Shares with a fair value of US$433,000, liabilities assumed of US$2.1 million, cash of US$1.2 and related acquisition costs of US$0.9 million. Total unearned compensation cost for outstanding unvested options held by Exceptis employees and exchanged for unvested options granted by us has been calculated as the portion of the intrinsic value at the acquisition date that the future vesting period bears to the total vesting period. The amount of unearned compensation cost, US$281,000, has been deducted from the fair value of the total purchase price. Exceptis Technologies is a leading provider of B2B and B2C Internet enabled payment infrastructure solutions for fraud prevention, automated payment card dispute resolution and risk management for card issuers, financial transaction processors and acquirers. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition. The total purchase costs, comprising the fair value of the shares and replacement options issued, the net liabilities assumed and related transaction costs less the amount allocated to unearned compensation costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce and non-compete covenants) of US$2 million, goodwill of US$17.9 million and net liabilities assumed of US$2.1 million. During the year ended January 31, 2002, the company recognized goodwill impairment of US$7.3 million in relation to Exceptis.

   On December 29, 2000, we acquired the primary assets of Globeset, Inc., a privately held company in the U.S., for total consideration initially estimated at US$33.9 million subject to final adjustment based on the total amount of liabilities assumed. The final consideration totaled US$36.6 million. The consideration comprises US$15.6 million in cash, net of cash acquired, the assumption of liabilities of US$20.0 million and related acquisition costs of US$1.0 million. Separately, the vendors of the Globeset assets purchased 902,934 ADSs for a total cash consideration of US$10.0 million. Globeset is a supplier of secure e-payment infrastructure services and products for buyers, sellers and financial-service providers. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition. The total purchase costs of US$36.6 million, comprising the net cash paid, net liabilities assumed and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce and acquired customer base) of US$10.3 million and goodwill of US$31.3 million less deferred income of US$5.0 million. During the year ended January 31, 2002, the company recognized goodwill impairment of US$12.2 million in relation to Globeset.

   On November 13, 2001, we acquired VeriFone's secure payment infrastructure and Internet payment ePS product line, for total consideration of US$3.4 million. The consideration comprises US$3.3 million in cash and related acquisition costs of US$100,000. VeriFone's ePS product line is a complete e-commerce payment management solution aimed at large retailers, financial institutions, network operators and other multiple service providers. The acquisition was accounted for under the purchase method of accounting. The total purchase costs of US$3.4 million, comprising the net cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$2.9 million and goodwill of US$459,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized for the post acquisition period. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three years.

Critical Accounting Policies

   The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements.

   Revenue recognition. We recognize license revenue when all of the following criteria are met:

    .  persuasive evidence of an arrangement exists;

    .  delivery has occurred;

    .  our fee is fixed or determinable; and

    .  collectibility is probable.

   Revenue for services is recognized as the services are performed where services are provided on a time and materials basis. Where services are not being provided on a time and materials basis the revenue is accounted for in conformity with the percentage-of-completion contract accounting method. Maintenance and support revenue is recognized ratably over the period to which it relates, which is typically one year. Please see Note 1 to the accompanying financial statements under "Revenue Recognition" for a detailed description of the Company's revenue recognition policies.

   Allowance for doubtful accounts. The allowance for doubtful accounts receivable is based on our assessment of the collectibility of specific customer accounts and the aging of accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected.

   Inventory reserves. Inventory purchases and commitments are based upon future demand forecasts. If there is a significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase our inventory allowances and our gross margin could be adversely affected.

   Long-lived assets. We periodically assess the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of "Accounting for the Impairment of Long

Lived Assets and for Long Lived Assets to be disposed of" (SFAS 121). We also periodically assess the impairment of enterprise level goodwill in accordance with the provisions of Accounting Principles Board Opinion No. 17 (APB 17), "Intangible Assets". An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or expected operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, a significant decline in our stock price for a sustained period, and our market capitalization relative to net book value. When we determine that the carrying value of goodwill may not be recoverable, we measure any impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in our current business model. During the year ended January 31, 2002, we recognized other non-current asset impairments, principally a non compete covenant and purchased technology, of US$1,562,000 and goodwill impairment of US$36,540,000.

Results of Operations

   The following table presents our results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

                                                                 Year Ended January 31,
                                                                 --------------------
                                                                 2000     2001  2002
                                                                 ----     ----  ----
Revenue:
   Product......................................................  61%      45%     38%
   License......................................................  30       42      44
   Service......................................................   9       13      18
                                                                 ---      ---   ----
       Total revenue............................................ 100      100     100
Cost of revenue:
   Product......................................................  40       31      28
   License......................................................  10       13      15
   Service......................................................   7       10      13
                                                                 ---      ---   ----
       Total cost of revenue....................................  57       54      56
                                                                 ---      ---   ----
   Gross margin.................................................  43       46      44
Operating expenses:
   Research and development.....................................  29       40      30
   Sales and marketing..........................................  29       35      27
   General and administrative...................................  24       25      26
   Restructuring charge.........................................  --       --       8
   Amortization of goodwill and purchased intangible assets.....  --       14      46
   Impairment of goodwill and purchased intangible assets.......  --       --      56
   Stock compensation...........................................   7       11       1
                                                                 ---      ---   ----
       Total operating expenses.................................  90      125     195
                                                                 ---      ---   ----
Income (loss) from operations................................... (47)     (79)   (151)
Other expenses:
   Interest (income) expense, net...............................   4       14       4
   Exchange gain (loss), net....................................   3       --       1
                                                                 ---      ---   ----
       Income (loss) before provision for income taxes.......... (40)     (65)   (146)
Provision for income taxes......................................  --       (1)     --
                                                                 ---      ---   ----
       Net income (loss)........................................ (40)%    (66)%  (146)%
                                                                 ===      ===   ====

Fiscal Year Ended January 31, 2002 Compared To Fiscal Year Ended January 31,
2001

  Revenue

   Total Revenue. Total revenue increased $19.3 million to $68.3 million in the fiscal year ended January 31, 2002 from $49.0 million in the fiscal year ended January 31, 2001, an increase of 39%. The increase was attributable to increased sales of software license fees, services, electronic PoS system products and the full year inclusion of revenue derived from products acquired in connection with the acquisitions of Checkline plc, Exceptis Technologies Limited, the primary assets of Sursoft S.A. and Globeset, Inc. in fiscal 2001, which were only partially included in the year ended January 31, 2001.

   We have historically derived a significant portion of our total revenue from a small number of customers. In the fiscal year ended January 31, 2002, Deutsche Verkehrs Bank Zentrale accounted for 12% of our total revenue and Fiducia accounted for 10% of our total revenue. In the fiscal year ended January 31, 2001, Which, a subsidiary of Tyco, accounted for 12% of our total revenue.

   Product. Product revenue increased $3.8 million to $26.1 million in the fiscal year ended January 31, 2002 from $22.3 million in the fiscal year ended January 31, 2001, an increase of 17%. Product revenue represented 38% of total revenue in the fiscal year ended January 31, 2002 compared to 45% of total revenue in the fiscal year ended January 31, 2001. The increase in product revenue in absolute dollars was due primarily to increased volume of sales, which represented approximately 190% of the increase in product revenues for this period, to existing and new customers. The increase in product revenue, however, was partially offset by lower average selling prices for our electronic PoS system products, which declined by an average of 11% per unit in the fiscal year ended January 31, 2002 compared to the fiscal year ended January 31, 2001.

   The increase of product revenue was further offset by the impact of the declining value of the euro as against the U.S. dollar in fiscal 2001, which reduced product revenue, when converted to and reported in U.S. dollars, by 4% if calculated using the exchange rates we experienced in fiscal 2001.

   License. Software license revenue increased $9.6 million to $30.2 million in the fiscal year ended January 31, 2002 from $20.6 million in the fiscal year ended January 31, 2001, an increase of 47%. Software license revenue represented 44% of total revenue in the fiscal year ended January 31, 2002 compared to 42% of total revenue in the fiscal year ended January 31, 2001. The increase in software license revenue was primarily due to increased sales of our e-payment software infrastructure products to new customers, higher average revenue per contract, associated service and maintenance fees and the full year inclusion of revenue derived from products acquired in connection with the acquisitions of Checkline plc, Exceptis Technologies Limited, the acquisition of the primary assets of Sursoft S.A., and Globeset, Inc., in fiscal 2001, which were only partially included in the year ended January 31, 2001.

   Service. Service revenue increased $5.9 million to $12.0 million in the fiscal year ended January 31, 2002 from $6.1 million in the fiscal year ended January 31, 2001, an increase of 95%. Service revenue represented 18% of total revenue in the fiscal year ended January 31, 2002 and 13% of total revenue in the fiscal year ended January 31, 2001. The increase in service revenue in the fiscal year ended January 31, 2002, primarily resulted from an increase in sales of software licenses, which resulted in increased demand for training, project management and consulting services fees and the full year inclusion of revenue derived from products acquired in connection with the acquisitions of Checkline plc, Exceptis Technologies Limited, the acquisition of the primary assets of Sursoft S.A., and Globeset, Inc., in fiscal 2001, which were only partially included in the year ended January 31, 2001.

  Cost of Revenue

   Total Cost of Revenue. Total cost of revenue increased $12.0 million to $38.6 million (including $3.4 million in respect of amortization of acquired technology) in the fiscal year ended January 31, 2002 from $26.6 million (including $1.8 million in respect of amortization of acquired technology) in the fiscal year ended January 31, 2001, an increase of 45%. Gross margin decreased to 44% in the fiscal year ended January 31, 2002, from 46% in the fiscal year ended January 31, 2001. The decrease in gross margin was primarily attributed to poor performance in the product margin and an increase in amortization of acquired technology, which was partially offset by an increase in the proportion of higher margin software license revenues relative to product and service revenues and an increase in service margin.

   Product. Cost of product revenue increased $4.4 million to $19.5 million in the fiscal year ended January 31, 2002 from $15.1 million in the fiscal year ended January 31, 2001, an increase of 29%. The increase in the cost of product revenue in absolute dollars primarily resulted from increased volume of sales.

   Product revenue costs increased to 75% of product revenue in the fiscal year ended January 31, 2002 from 68% of product revenue in the fiscal year ended January 31, 2001. The increase as a percentage of product revenue was primarily due to lower average selling prices in fiscal 2002 for our electronic PoS system products and by the impact of the declining value of the euro as against the dollar in fiscal 2002. For example, sales of our electronic PoS systems in Germany are denominated in euro while a portion of the related manufacturing costs are denominated in U.K. pounds sterling.

   License. Cost of license revenue increased $3.7 million to $10.4 million in the fiscal year ended January 31, 2002 from $6.7 million in the fiscal year ended January 31, 2001, an increase of 56%. Software license costs were 35% of license revenue in the fiscal year ended January 31, 2002, compared to 33% in the fiscal year ended January 31, 2001. The increase in absolute dollars resulted primarily from the amortization of acquired technology costs related to the acquired business.

   Service. Cost of service revenue increased $3.9 million to $8.7 million in the fiscal year ended January 31, 2002 from $4.8 million in the fiscal year ended January 31, 2001, an increase of 81%. Service costs were 72% of service revenue in the fiscal year ended January 31, 2002 compared to 78% of service revenue in the fiscal year ended January 31, 2001. The increase in the cost of service revenue in absolute dollars primarily resulted from a higher investment in service infrastructure as compared to fiscal 2001. The decrease in the cost of service revenue as a percentage of service revenue primarily resulted from improved labor utilization as compared to fiscal 2001.

  Operating Expenses

   Research and Development. Research and development expenses increased $1.0 million to $20.6 million in the fiscal year ended January 31, 2002, from $19.6 million in the fiscal year ended January 31, 2001, an increase of 5%. Research and development expenses were 30% of total revenue in the fiscal year ended January 31, 2002 compared to 40% of total revenue in the fiscal year ended January 31, 2001. The increase in absolute dollars was primarily due to an increase in the number of research and development employees as a result of our acquisition of Checkline plc, Exceptis Technologies Limited, the acquisition of the primary assets of Sursoft S.A., and Globeset, Inc. in fiscal 2001. This increase was substantially offset by a reduction in the number of research and development employees from 319 at January 31, 2001 to 250 at January 31, 2002. These staff reductions were primarily as a result of involuntary staff terminations during the year, arising on the overlap in positions as we seek to fully integrate the acquired businesses and the closing of excess facilities where we had multiple facilities in the same city following the acquisitions in fiscal 2001. Accordingly, we expect that research and development expenses will continue to decrease in absolute dollar terms and as a percentage of revenue in fiscal 2003.

   Sales and Marketing. Sales and marketing expenses increased $1.8 million to $18.7 million in the fiscal year ended January 31, 2002 from $17.0 million in the fiscal year ended January 31, 2001, an increase of 10%. Sales and marketing expenses were 27% of total revenue in the fiscal year ended January 31, 2002 compared to 35% of total revenue in the fiscal year ended January 31, 2001. The increase in absolute dollars was primarily due to an increase in number of sales and marketing personnel as a result of our acquisition of Checkline plc, Exceptis Technologies Limited, the acquisition of the primary assets of Sursoft S.A., and Globeset, Inc. in fiscal 2001. This increase was partially offset by a reduction in direct marketing activities, travel costs and a reduction in the number of sales and marketing personnel from 84 at January 31, 2001 to 77 at January 31, 2002, as a result of involuntary staff terminations during the year, arising on the overlap in positions as we seek to fully integrate the acquired businesses following the acquisitions in fiscal 2001. Accordingly, we believe that sales and marketing expenses will decrease in absolute dollar terms and as a percentage of revenue in fiscal 2003.

   General and Administrative. General and administrative expenses increased $5.4 million to $17.9 million in the fiscal year ended January 31, 2002, from $12.5 million in the fiscal year ended January 31, 2001, a 43% increase. General and administrative expenses were 26% of total revenue in the fiscal year ended January 31, 2002, compared to 25% of total revenue in the fiscal year ended January 31, 2001. The increase in absolute dollars was primarily due to an increase in number of administrative personnel, facilities, telecommunications and management information systems costs as a result of our acquisition of Checkline plc, Exceptis Technologies Limited, the acquisition of the primary assets of Sursoft S.A., and Globeset, Inc. in fiscal 2001, increased facilities costs due to the leasing of additional office space in Dublin, Ireland, San Mateo, California and Princeton, New Jersey and an increase in depreciation. This increase was partially offset by a reduction in the number of general and administration personnel from 80 at January 31, 2001 to 70 at January 31, 2002 as a result of involuntary staff terminations during the year, arising on the overlap in positions as we seek to fully integrate the acquired businesses following the acquisitions in fiscal 2001. Accordingly, we believe that general and administration expenses will decrease in absolute dollar terms and as a percentage of revenue in fiscal 2003.

   Restructuring Charge. In the first and fourth quarters of fiscal 2002, we implemented restructuring plans primarily aimed at reducing employee headcount and consolidating facilities and assets in difficult market conditions. The company recorded restructuring charges of US$2.5 million in the first quarter and US$1.6 million in the fourth quarter, respectively. The costs associated with the restructuring plans consist of US$3.0 million for employee terminations and US$1.1 million to consolidate facilities and operations. The restructuring plans to reduce excess employee headcount and close excess facilities was due primarily to the overlap of positions and facilities as a result of Trintech's acquisitions in fiscal 2001. In connection with these activities, we reduced our workforce by approximately 115 employees and closed facilities in Austin, Texas and Miami, Florida. As of January 31, 2002, accrued restructuring charges related primarily to future lease commitments of US$521,000, which will be paid through fiscal 2005, and some severance and benefit costs of US$441,000, which will be paid in fiscal 2003. We continue to search for subtenants for these excess facilities, but given the short duration of the remaining lease terms and the current market for commercial real estate, we are unlikely to be able to find subtenants at reasonable rates. In the third quarter of fiscal 2002, the company recorded a US$1.25 million restructuring charge related to the restructuring of the UK business. The charge is primarily a write down of receivables.

   Amortization of Goodwill and Purchased Intangible Assets. As a result of acquisitions in the fiscal year 2001, we amortized $27.8 million of goodwill and $8.4 million of purchased intangible assets in fiscal 2002, compared to $6.3 million of goodwill and $1.8 million of purchased intangible assets in fiscal 2001.

   Impairment of Goodwill and Purchased Intangible Assets. During the fourth quarter of fiscal 2002, we performed an impairment assessment of identifiable intangible assets (included in non-current assets), principally a non compete covenant and purchased technology, and goodwill recorded in connection with our various acquisitions in fiscal 2001. The assessment was performed primarily due to the significant decline in our stock price, the net book value of assets significantly exceeding our market capitalization, the significant underperformance of the acquisitions relative to projections and the overall decline in industry growth rates which indicated that this trend might continue for an indefinite period. As a result, we recorded a US$38.1 million impairment charge in the quarter ended January 31, 2002 to reduce other intangible assets and goodwill associated with the acquisitions to their estimated fair value. The estimate of fair value was based upon the discounted estimated cash flows from the sale of the products acquired for the succeeding four years using a discount rate of 15%. The assumptions supporting the estimated cash flows, including the discount rate reflect management's best estimates. The discount rate was based upon the weighted average cost of capital for comparable companies. If the prevailing discount rate had been 10% or 20%, the impairment charge would have decreased by US$3.8 million and increased by US$1.7 million, respectively. Of the total write down, US$1.6 million was applied to reduce non-current assets (a non-compete covenant, purchased technology and assembled workforce) to US$15.5 million and US$36.5 million applied to reduce goodwill to US$19.0 million.

   Stock Compensation. We recorded, in the year ended January 31, 2002 and in the year ended January 31, 2001, $0.8 million and $5.3 million respectively of non-cash stock compensation. The non-cash stock compensation expense is associated with options granted to members of our advisory board, MasterCard and our Chief Strategy Officer and with the exchange of unvested employee options on the acquisition of Exceptis Technologies Limited. The stock compensation relating to our advisory board and MasterCard are associated with options to acquire an aggregate of 230,000 ordinary shares (460,000 equivalent
ADSs) granted at fair market value on the date of grant. The options were treated as variable options for accounting purposes under Financial Accounting Standard 123 and Emerging Issues Task Force abstract 96-18 ("Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services" (EITF 96-18)). As a result, non-cash stock compensation for each period was measured as the fair market value of the option, determined using the Black-Scholes method on the period end date multiplied by the number of options time-apportioned over their respective vesting periods, less the aggregate amount of stock compensation charges previously recorded for these option grants. In May 2000, we revised these option grants and vested them immediately, resulting in a measurement date so that in future periods the non-cash compensation charge would be fixed on a quarterly basis.

   Interest Income (Expense), Net. Interest income (expense), net consists of interest income and interest expense. Interest income, net decreased $3.9 million to $3.0 million of interest income, net in the fiscal year ended January 31, 2002 compared to $6.9 million of interest income, net in the fiscal year ended January 31, 2001. The decrease was due to lower cash balances and lower interest rates.

   Provision for Income Taxes. Provision for income taxes was $85,000 in the fiscal year ended January 31, 2002 compared to $382,000 in provision for income taxes in the fiscal year ended January 31, 2001. The reduction resulted primarily from a release of a provision in the United Kingdom.

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

   The Company has agreed an unsecured overdraft facility of Euro 2.5 million (approximately US$2.2 million) from Bank of Ireland. Advances under this facility will bear interest at the Bank's Prime overdraft rate, 3.93% as at January 31, 2002. The facility will become effective during the first quarter of fiscal 2003. As of January 31, 2002 there was US$0 outstanding under the facility. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand. As of January 31, 2002, we had working capital of $52.3 million, including cash and cash equivalents totaling $12.1 million and marketable securities totaling $48.0 million.

   Net cash used in operating activities was approximately $48.4 million and $59.4 million for fiscal 2000 and 2001, respectively. Net cash provided by operating activities was approximately $12.5 for fiscal 2002. Net cash used in operating activities in fiscal 2000 resulted primarily from a loss on operations of $12.1 million and net purchases of marketable securities of $41.7 million, partially offset by an increase in the level of current liabilities. Net cash used in operating activities in fiscal 2001 resulted primarily from a loss on operations, excluding the amortization of goodwill and intangible assets and stock compensation, of $16.1 million, net purchases of marketable securities of $38.6 million and an increase in accounts receivable and pre-paid expenses of $10.9 million, partially offset by an increase in the level of current liabilities. Net cash provided by operating activities in fiscal 2002 resulted primarily from net sales of marketable securities of $39.4 million, partially offset by a loss on operations, excluding the amortization of goodwill and intangible assets, and stock compensation, of $21.5 million, and a decrease in the level of current liabilities of $5.1 million.

   Net cash used in investing activities was approximately $1.9 million for fiscal 2000, $44.5 million for fiscal 2001 and $21.5 million for fiscal 2002. Net cash used in fiscal 2000 was primarily related to the purchase of property and equipment of $1.9 million. Net cash used in fiscal 2001 was primarily related to payments made, net of cash acquired, for the acquisition of Checkline plc of $10.2 million, Sursoft of $4.7 million and GlobeSet of $25.9 million and the purchase of property and equipment of $3.7 million. Net cash used in fiscal 2002 was primarily related to payments made for the acquisition of the Verifone ePS product line of $3.3 million, payments relating to Globeset liabilities of $9.5 million and deferred consideration for our fiscal 2001 acquisitions for Sursoft of $4.2 million and Exceptis Technologies Limited of $1.3 million and the purchase of property and equipment of $2.8 million.

   Net cash provided by financing activities was approximately $59.2 million for fiscal 2000, $107.1 million for fiscal 2001 and $1.9 million for fiscal 2002. Net cash provided by financing activities in fiscal 2000 related to the $59.5 million net of expenses raised from the sale of approximately 5.9 million ordinary shares, represented by approximately 11.8 million ADSs, in our initial public offering. Net cash provided by financing activities in fiscal 2001 primarily related to the $93.5 million net of expenses raised from the sale of approximately 2.2 million ordinary shares, represented by approximately 4.4 million ADSs, in our secondary public offering. Net cash provided by financing activities in fiscal 2002 related to the net proceeds from the sale of shares in connection with the company's employee benefit plans.

   As of January 31, 2002, contractual obligations relating to our facilities lease commitments totaled US$45.9 million, payable through fiscal 2015, including future minimum payments for abandoned properties of US$32.8 million. The company has estimated it will incur US$17.3 million in net payments over the remaining period of the leases of which US$4.0 million will be paid out in fiscal 2003, US$3.6 million in fiscal 2004 and US$29.0 million thereafter.

   Although we have no material commitments for capital expenditures or strategic investments, other than those resulting from acquisitions, we anticipate an increase in the rate of capital expenditures consistent with our anticipated needs in operations, infrastructure and personnel. Under the terms of our acquisition agreement to acquire Checkline plc, we will be required to pay up to $2.5 million to the former stockholders of Checkline plc if certain performance criteria are met.

   Under the terms of our acquisition agreement with Sursoft, we will be required to pay additional consideration to Sursoft shareholders each year over the five year period beginning on the first anniversary of the closing date of the acquisition equal to 25% of the revenues generated by the Sursoft business in excess of the related deferred consideration amount for each year. In February 2002, we paid US$400,000 additional consideration in respect of year one revenue. Under the terms of our acquisition agreement to acquire Exceptis Technologies Limited, we will be required to pay $1.25 million to the employees and former stockholders of Exceptis Technologies Limited during fiscal 2003. Our future liquidity and capital requirements will depend upon numerous factors including the cost and timing of expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which our existing and new products gain market acceptance, market developments, the level and timing of license revenue and available borrowings under line of credit arrangements.

   We believe that funds available under our new credit facility which will become effective during the first quarter of fiscal 2003, and cash and cash equivalents on hand will be sufficient to meet our projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next twelve months or beyond through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

   On February 27, 2002 we announced that we would be taking a restructuring charge of $3.5 million in the quarter ending April 30, 2002. This charge relates primarily to involuntary staff terminations and the closing of excess facilities as we reduce our cost base to reflect current market conditions. The implementation of these cost reductions will impact our sales and marketing costs, research and development costs, and general administrative costs.

C.  Recent Accounting Pronouncements

   The Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") in June 1998. SFAS 133, which requires all derivative

Instruments to be recognized as either assets or liabilities on the balance sheet at their fair value, provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. As amended, this statement is effective for fiscal years beginning after June 15, 2000 and therefore applied to the Company from the first quarter of fiscal 2002. Application of the new rules had no material impact on the consolidated financial statements of the Company as it had no derivative or hedging transactions in fiscal 2002.

   In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations and it requires business combinations in the scope of this Statement to be accounted for using the purchase method of accounting and eliminates pooling of interests accounting. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The adoption of this Statement did not have a material effect on our consolidated financial position, results of operations, or cash flows.

   In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other acquired assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. With the adoption of this Statement, goodwill and other intangible assets with indefinite lives are no longer subject to amortization over their estimated useful lives. Goodwill and other intangible assets with indefinite lives will be assessed for impairment each year and upon the occurrence of certain events using the fair-value-based test. This Statement becomes effective December 15, 2001. We will apply the new rules on accounting for goodwill and other intangible assets beginning in our first quarter of fiscal 2003. We will reclassify non-current assets relating to assembled workforces of US$1.5 million to goodwill on February 1, 2002, and cease to amortize goodwill of US$20.5 million. Application of the non amortization provisions of SFAS No. 142 is expected to result in a reduction in expenses of US$10.9 million and approximately US$0.18 per ADS for fiscal 2003.

   In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". SFAS No. 143 addresses financial accounting and reporting for the retirement obligation of an asset.

   This statement states that companies should recognize the asset retirement cost, at its fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. The Statement will be effective for fiscal years beginning after June 15, 2002.

   In August 2001, the FASB, issued SFAS, No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The Statement will be effective for fiscal years beginning after December 15, 2001. The adoption of this Statement is not expected to have a material effect on our consolidated financial position, results of operations, or cash flows.

   In November 2001, the Emerging Issues Task Force finalized Issue No. 01-09, "Accounting for consideration given by a vendor to a customer (including a reseller of the vendor's products)," which states, among other provisions, that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price and, therefore, should be characterized as a reduction in revenue. That presumption may be overcome upon meeting certain conditions, in which case the consideration should be characterized as a cost. We adopted the provisions of Issue No. 01-09 during the fourth quarter of fiscal 2002, and the adoption did not have a significant impact on our financial position or results of operations.

D.  Research and Development

   For a discussion of our research and development activities, patents and licenses, please see Item 4.B "Information on the Company--Business Overview."

E.  Trend Information

   For a discussion of significant recent trends in our financial condition and results of operations, please see Item 5.A "Operating and Financial Review and Prospectus--Operating Results" and 5.B "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

   The following table presents information regarding our directors and executive officers as of April 26, 2002:

 Name                     Age                  Position
 ----                     ---                  --------
 Executive Directors
    Cyril P. McGuire..... 42  Chairman, Chief Executive Officer and Director(1)
    John F. McGuire...... 40  President and Director(1)
    Kevin C. Shea........ 51  Chief Strategy Officer and Director
    R. Paul Byrne........ 37  Chief Financial Officer and Director
 Non-executive Directors
    Edmund Jensen........ 64  Director(1)(2)
    Robert M. Wadsworth.. 41  Director(1)(2)
    Trevor D. Sullivan... 65  Director(2)
 Other Executive Officers
    George L. Burne...... 39  Vice President, Technology
    John Harte........... 57  Executive Vice President, Sales and Marketing
    Donald Marcotte...... 45  Vice President, Sales

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

   Cyril P. McGuire, one of our co-founders, has served as a director since 1987, as our chairman since August 1999 and as our chief executive officer since February 2002. From 1991 to August 1999, Mr. McGuire served as our president, and from 1987 to 1991, Mr. McGuire served as our managing director. Before co-founding us, Mr. McGuire worked with the Industrial Credit Corporation plc, a leading Irish commercial bank, from 1982 to 1987, where his responsibilities included the appraisal of electronic industry investment projects. Mr. McGuire received a bachelor of commerce and master of business studies from University College Dublin. Mr. McGuire is a member of the Marketing Institute of Ireland. Mr. McGuire currently resides in Dublin, Ireland.

   John F. McGuire, one of our co-founders, has served as a director since 1987, the year of our incorporation, and has been our president since February 2002. From 1987 to February 2002, Mr. McGuire served as our chief executive officer. During his studies at Trinity College, Dublin, Mr. McGuire developed an encrypted electronic PoS device, which provided our original business concept. Mr. McGuire has received a bachelors of arts in mathematics, a bachelor of engineering in electronics and a diploma of business management from Trinity College, Dublin. Mr. McGuire is a fellow of Institute of Engineers of Ireland. Mr. McGuire currently resides in Dublin, Ireland.

   Kevin C. Shea has served as a director since 2000 and chief strategy officer since October 2001. From 2000 to October 2001 Mr. Shea served as chief operating officer. Prior to joining us, Mr. Shea was chief financial officer of National Data Corporation from May 1998 to December 1999. Mr. Shea was executive vice president of corporate strategy and business development from June 1996 until May 1998 and was general manager of the Integrated Payment Systems division of National Data Corporation from 1992 to 1996. Prior to joining National Data Corporation, he held senior executive positions at Citicorp and First Interstate Bank Corporation. Mr. Shea received a bachelors of social science from the State University of New York. Mr. Shea currently resides in the United States.

   R. Paul Byrne has been our chief financial officer since January 1996. Since February 1997, Mr. Byrne has also served as a director and secretary. Before joining us, Mr. Byrne was group financial controller and publisher at Lafferty Publications Limited, a publishing company located in Dublin, from September 1989 to December 1995. From 1985 through 1989, Mr. Byrne was an accountant with Price Waterhouse, a large accounting firm. Mr. Byrne received a bachelor of commerce and a diploma in professional accounting from University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland. Mr. Byrne currently resides in Dublin, Ireland.

   Edmund Jensen has served as the chairman of our advisory board since May 1999. From 1994 until 1999, he was the president and chief executive officer of VISA International, a card association.

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

   Mr. Jensen has informed the Board that he will be resigning his position as a Board member prior to our 2002 AGM.

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

   Robert M. Wadsworth has served as a director since September 1998. Since 1986, Mr. Wadsworth has been a general partner of HarbourVest Partners LLC, a private investment company. Mr. Wadsworth has served as the Managing Director of HarbourVest Partners LLC since 1997. Before 1986, Mr. Wadsworth worked for Booz, Allen & Hamilton, an international consulting company, specializing in the areas of operations strategy and manufacturing productivity. Mr. Wadsworth currently serves on the advisory boards of several US venture firms and on the board of directors of ePresense, Inc., a web design and development company, Switchboard, Inc., an Internet-based local merchant networking company, Concord Communications, Inc., an Internet infrastructure company, and Network Engines, Inc., a network infrastructure company. Mr. Wadsworth received his bachelor of science degree, magna cum laude, in systems engineering and computer science from the University of Virginia, and his master in business administration, with distinction, from Harvard Business School.

   George L. Burne has been our vice president, technology since September 1989. Before joining us, Mr. Burne was a senior software design engineer/project leader at PCAS, a European technology company, from January 1988 to September 1989. Mr. Burne received a bachelor of science in Engineering, first class honors and a higher diploma in Engineering from Trinity College, Dublin. Mr. Burne is a member of the Institute of Electrical Engineers.

   John M. Harte joined us in August 1999 as our executive vice president for sales and marketing. From 1993 to 1999, Mr. Harte served as president and chief executive officer of NeoVista Software Inc., a provider of data mining services and a developer of solutions for knowledge discovery in databases. Mr. Harte has sat on the board of directors of NeoVista Software Inc. since 1996. From 1987 to 1992, Mr. Harte held senior management positions in Alliant Computer Systems Inc., a manufacturer of standards based parallel supercomputers. From 1989 to 1992, Mr. Harte served as vice president, worldwide sales, marketing and services, and from 1987 to 1989 he served as president European operations. Between 1987 and 1988, Mr. Harte held various sales and marketing positions in Floating Point Systems Inc., a systems integration and software supplier. Mr. Harte holds a bachelor of science in physics degree from Exeter University, United Kingdom.

   Donald J. Marcotte joined us in January, 1999 and is our vice president, sales. Before joining us, Mr. Marcotte worked at Syncsort Inc., a maker of client server performance software from 1990 until 1999. From 1995 through 1999, Mr. Marcotte served as Syncsort's director of North American sales. From 1990 through 1995, Mr. Marcotte was director for international operations where he managed distributor operations. Mr. Marcotte also spent eleven years from 1979 to 1990 with Wang Laboratories, a computer services company, and IBM, a computer company, where he held a number of management positions including sales management. Mr. Marcotte received his bachelor in business administration from the University of Notre Dame and his master in business administration in finance from Fordham University.

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

                       Name              Age  Position
                       ----              --- -----------
                       Edmund Jensen.... 64  Chairperson
                       Magdalena Yesil.. 43  Member
                       Robert Schneider. 53  Member

   Edmund Jensen has served as the chairman of our advisory board since May 1999. From 1994 until 1999, he was the president and chief executive officer of Visa International, a card association. From 1974 until 1994, he held various positions at US Bancorp. Mr. Jensen served as vice president of corporate planning and development of US Bancorp from 1974 until 1991, as chief operating officer from 1991 until 1993 and as vice-chairman from 1993 until 1994. Mr. Jensen currently serves on the board of directors of the Corillian Corporation, a software company providing Internet-based financial services platforms, and Phoenix Technology Ltd., a software company providing system-enabling software solutions for PC's and other digital devices.

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

B.  Compensation

   The aggregate compensation paid by us and our subsidiaries to our directors and executive officers as a group of 10 persons in the year ended January 31, 2002 totaled $1,809,253. All of the $1,809,253 was paid by our subsidiaries. Amounts paid include salary and pension, retirement and other similar benefits.

   The following table sets forth information concerning options granted to our directors and executive officers as of the fiscal year ended January 31, 2002:

                                     Number of
                                    Options (in
                                    equivalent  Exercise Price Expiration
      Name                             ADSs)         ADS          Date
      ----                          ----------- -------------- ----------
      Kevin C. Shea................  1,165,000   $0.78-$5.78   2006-2008
      R. Paul Byrne................    901,060    1.01-13.50   2004-2009
      John Harte...................    700,000     1.70-5.68   2006-2008
      Donald Marcotte..............    308,000    2.65-13.50   2006-2007
      John F. McGuire..............    330,000     1.10-1.82   2004-2008
      Cyril P. McGuire.............    350,000     1.10-1.82   2004-2008
      George L. Burne..............    345,002    0.32-50.05   2004-2008
      Edmund Jensen................    390,000    1.35-24.56   2006-2009
      Trevor Sullivan..............     40,000     1.35-7.50   2007-2008
      Robert Wadsworth.............     40,000     1.35-7.50   2007-2008

   We have entered into indefinite term employment agreements with each of John McGuire, Cyril McGuire, R. Paul Byrne and John Harte under which each receives an annual base salary, an annual bonus and all standard benefits accorded our other executives. In addition, each of these executives will be entitled to participate in and receive options from our employee share option schemes.

   We do not have any currently outstanding loans to any of our directors. In addition, we do not currently have any outstanding guarantees for the benefit of any of our directors.

C.  Board Practices

   Our memorandum and articles of association authorize no fewer than three nor more than fifteen directors. Our shareholders may, from time to time, increase or reduce the number of directors by ordinary resolution. We presently have seven directors.

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

   Under our current board composition, two of our directors are required to retire at each annual general meeting of the shareholders. The following table sets forth certain information concerning our Board of Directors:

                                                Date
                                                Board
                                               Service Termination/Renewal Date of
Name                           Position         Began        Current Office
----                     --------------------- ------- ---------------------------
Robert M. Wadsworth..... Director               1998   Annual General Meeting 2002
Edmund Jensen........... Director               2000   Resigning prior to 2002 AGM
Kevin C. Shea........... Director               2000   Annual General Meeting 2003
Cyril P. McGuire........ Director/Chairman/CEO  1987   Annual General Meeting 2002
John F. McGuire......... Director               1987   Annual General Meeting 2003
Trevor D. Sullivan...... Director               1991   Annual General Meeting 2004
R. Paul Byrne........... Director               1997   Annual General Meeting 2004

   There are no agreements providing for the payment of any consideration to any non-executive Board member upon the termination of his services to the Company. Mr. Jensen has informed the Board that he will be resigning his position as a Board member prior to our 2002 AGM.

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

D.  Employees

   We employed the following numbers of employees as of January 31, 2000, 2001 and 2002:

                                                  As of January 31,
                                                  -----------------
                Category                          2000    2001 2002
                --------                          ----    ---- ----
                Research and development......... 155     319  250
                Professional and support services  35     140  114
                Sales and marketing..............  54      84   77
                Administration...................  42      80   70
                                                  ---     ---  ---
                   Total......................... 286     623  511
                                                  ===     ===  ===

   Of our total number of employees, as of January 31, 2002, 198 are located in Ireland, 80 are located in Europe outside Ireland, 144 are located in North America, 84 are located in South America and 5 in Asia Pacific and South Africa.

   None of our employees are represented under collective bargaining agreements. We have never experienced a work stoppage, and we believe that our relations with our employees are good.

E.  Share Ownership

   For information concerning the beneficial ownership of our ADSs by our officers and directors, see Item 7 "Major Shareholders and Related Party Transactions."

  Option Schemes

   We currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants of companies in the Trintech Group and for the purpose of attracting and retaining the best available personnel to promote the success of our business. The aggregate number of shares which may be issued pursuant to our employee benefit plans is 6,000,000 ordinary shares (12,000,000 equivalent ADSs) to be allocated among the plans by the board of directors. The 6,000,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 6,000,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of our ADSs then outstanding.

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

   Under the 1997 scheme, all of our key employees and executive directors as well as those of our subsidiaries are eligible to receive grants of nonstatutory options. In addition, US resident employees and executive directors are eligible to receive grants of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986.

   The 1997 scheme is administered by a compensation committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors of Trintech Group Limited may amend or modify the 1997 scheme at any time.

   As of January 31, 2002, 787,460 ordinary shares (1,574,920 equivalent ADSs) have been issued upon the exercise of share options granted under the 1997 scheme and 3,728,850 ordinary shares (7,457,700 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1997 scheme is $5.20, or approximately
(Euro)5.79 per equivalent ADS.

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

   Under the directors and consultants scheme, all of our directors and consultants as well as those of our subsidiaries are eligible to receive grants of nonstatutory options. In addition, US resident directors and consultants are eligible to receive a grant of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986. The directors and consultants scheme is administered by a compensation committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the directors and consultants scheme at any time.

   As of January 31, 2002, 20,708 ordinary shares (41,416 equivalent ADSs) have been issued upon the exercise of share options granted under the directors and consultants scheme, and 402,500 ordinary shares (805,000 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the directors and consultants scheme is $6.12, or approximately (Euro)6.82 per equivalent ADS.

  Exceptis Technologies Limited share option scheme

   On November 20, 2000, we assumed certain outstanding options under the Exceptis Technologies Limited share option scheme pursuant to our acquisition of Exceptis Technologies Limited.

   Under the Exceptis Technologies Limited share option scheme, all of Exceptis Technologies Limited's executives and employees employed on a permanent basis as well as those of its subsidiaries were eligible to receive grants of share options in Exceptis Technologies Limited. The Exceptis Technologies Limited share option scheme is administered by the compensation committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant. The board of directors may amend, modify, or terminate the Exceptis Technologies Limited share option scheme at any time.

   In connection with the assumption of the plan, we assumed insert amount options granted under the Exceptis Technologies Limited share option scheme in exchange for options over 43,326 of our ordinary shares (86,652 equivalent
ADSs). The board of directors has decided not to issue any additional options under the Exceptis Technologies Limited share option scheme. As of January 31, 2002, 22,359 ordinary shares (44,718 equivalent ADS) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the Exceptis Technologies Limited share option scheme is $2.33, or approximately (Euro)2.59 per equivalent ADS.

  Trintech savings related share option scheme 1999

   On August 23, 1999, we obtained shareholder approval for the establishment of the Trintech employee savings related share option scheme 1999 for our Irish employees.

   The savings related share option scheme applies to all our qualifying Irish employees and executive directors and is an approved scheme under Schedule 12A of the Taxes Consolidation Act 1997 of the Republic of Ireland.

   All employees and executive directors who are tax resident in Ireland are eligible to participate in the savings related share option scheme.

   Under the savings related share option scheme, participants must enter into a savings contract with a Revenue certified savings carrier to save between 12 and 317 euro a month for a period of three, five or seven years to fund option exercise. Participants are granted an option on the basis of the amount that the Participant has agreed to save. Options may be granted at a discount of up to 15% of the market value (by reference to Nasdaq dealing prices) of the ordinary shares underlying the options.

   Grants of options under the savings related share option scheme may vary as between participants according to level of remuneration, length of service or other factors relating to their position.

   Options granted under the savings related share option scheme are not transferable. Options may only be exercised by the participant or, in the event of his death, his personal representative. The savings related share option scheme will terminate ten years after its adoption by the board of directors unless otherwise terminated before that date by the board of directors. The board of directors has power to amend the savings related share option scheme subject to the consent of the Irish Revenue Commissioners.

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

   As of April 26, 2002, there were outstanding options to purchase an aggregate of 4,116,917 ordinary shares (8,233,834 equivalent ADSs) at exercise prices ranging from $0.72 to $110.50 per ordinary share and expiration dates ranging from May 2004 to October 2009 under our employee benefit plans. As of April 26, 2002, the Company's directors and executive officers held options to purchase an aggregate of 1,946,092 ordinary shares (3,892,184 equivalent ADSs) at exercise prices ranging from $1.56 to $100.10 per ordinary share and expiration dates ranging from May 2004 to October 2009.

  Trintech share option repricing scheme 2001

   In November 2001, Trintech's Board of Directors approved a Voluntary Stock Option Exchange Program, in which eligible employees had the opportunity to exchange unexercised options granted under the 1997 Trintech Group PLC Share Option Scheme, for the promise to grant new options in the future.
Participation by each option holder was voluntary. Eligible employees were given the opportunity to tender Old Options between November 13, 2001 and December 12, 2001. On December 12, 2001, the offer to tender Old Options expired, and surrendered options were cancelled two days after the expiration. Under the terms of the offer, the Company has accepted for cancellation options to purchase 658,862 Ordinary Shares (1,317,724 equivalent ADS). On the first business day that is six months and one day after the cancellation date, New Options will be granted for the equivalent number of shares that were cancelled.

   All employees of Trintech or one of our subsidiaries who: (i) were employees on November 13, 2001 and the date on which the tendered options are cancelled;
(ii) were residents of or employed in Ireland, the United Kingdom, the United States or Germany; and (iii) were subject solely to the tax laws of such countries were "eligible employees". All members of our Board of Directors, all members of our Advisory Board and all of our executive officers, however, were not "eligible employees" and could not participate in the offer. If an employee elected to cancel one or more Old Options, all options granted since June 13, 2001 (i.e. within the six-month period prior to the expected cancellation date) were also cancelled.

   The exercise price of the New Options will be the fair market value of our ADSs on the day the New Options are granted. This price may be higher, or lower, or the same as the exercise price of the Old Options to be cancelled. There is a possibility that the exercise price of the New Options could be higher than the exercise price of the Old Options. The vesting schedule for each New Option depends on the grant date of the Old Option that the New Option replaces. If an employee's employment with Trintech or one of its subsidiaries terminates for any reason before the New Options are granted they will not receive New Options.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

   The following table sets forth certain information known to us with respect to beneficial ownership of our ADSs as of April 26, 2002 by (i) each shareholder known to us to be the beneficial owner of more than five percent of any class of our registered voting securities and (ii) all of our executive officers and directors as a group and each individually. To our knowledge, we are not directly or indirectly controlled by any corporation, foreign government or any other natural or legal person.

                                                        Equivalent American
                                                         Depositary Shares
                                                       Beneficially Owned(1)
                                                       --------------------
    Beneficial Owner                                      Number     Percent
    ----------------                                    ----------   -------
    Cyril P. McGuire(2)(3)............................  9,426,684     15.5%
    John F. McGuire(2)(4).............................  9,276,684     15.3
    Instove Limited(5)................................  6,411,216     10.5
    Kevin C. Shea(6)..................................    790,096        *
    R. Paul Byrne(7)..................................    372,120        *
    John Harte(8).....................................    312,375        *
    Donald Marcotte(9)................................    223,650        *
    George L. Burne(10)...............................    544,633        *
    Edmund Jensen(11).................................    270,000        *
    Trevor Sullivan(12)...............................     30,340        *
    Robert Wadsworth(13)..............................     27,500        *
    Officers and directors as a group (10 persons)(14) 21,274,082     35.2

--------
  * Represents less than 1% of the equivalent ADSs outstanding.
 (1) The information in this table is based on our records, information provided to us by our directors and executive officers, and a review of our Schedules 13D and 13G filed in year 2000, 2001 and 2002 with the Securities and Exchange Commission. The percentage ownership of each director, executive officer, and shareholder is based on 60,683,118 equivalent ADSs outstanding at April 26, 2002. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, we believe that the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Securities subject to options or warrants that are currently exercisable or exercisable within 60 days after April 26, 2002 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.
 (2) Jayness Limited and Vanspur Limited, which are owned by two Jersey discretionary trusts, Jayness Trust and Vanspur Trust, have the option to acquire up to 2,890,750 equivalent ADSs, representing approximately 4.8%, of the equivalent ADSs currently owned by John McGuire and have the option to acquire up to 2,890,750 equivalent ADSs, representing approximately 4.8%, of the equivalent ADSs currently owned by Cyril McGuire. Neither John McGuire, Cyril McGuire nor any of their family members are trustees or beneficiaries of these trusts and John and Cyril McGuire disclaim any beneficial interest in the securities held by Jayness Limited, Vanspur Limited or the trusts.
 (3) Includes 9,410,017 equivalent ADSs held of record and 16,667 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2002.
 (4) Includes 9,260,017 equivalent ADSs held of record and 16,667 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2002.
 (5) Equivalent ADSs are held by Instove Limited, which in turn is owned by two Jersey discretionary trusts, Hacke Trust and Belte Trust. Neither John McGuire nor Cyril McGuire nor any of their family members are trustees or beneficiaries of these trusts, but the trustees may, in their sole discretion, select any beneficiaries. John McGuire and Cyril McGuire both disclaim any beneficial interest in the equivalent ADSs held by Instove Limited or the trusts.
 (6) Includes 60,000 equivalent ADSs held of record and 730,096 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2002.
 (7) Represents 128,610 equivalent ADSs held of record and 243,510 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2002.
 (8) Represents 3,000 equivalent ADSs held of record and 309,375 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2002.
 (9) Represents 1,400 equivalent ADSs held of record and 222,250 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2002.
(10) Includes 390,820 equivalent ADSs held of record and 153,813 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2002.
(11) Includes 30,000 equivalent ADSs held of record and 240,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2002.
(12) Includes 7,840 equivalent ADSs held of record and 22,500 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2002.
(13) Represents 27,500 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2002.
(14) Includes 1,982,378 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 26, 2002.

   Our major shareholders do not have different voting rights.

  Changes in Ownership

   The following information is based entirely on our review of Schedules 13D and 13G and Form 6-Ks previously filed with the Securities and Exchange Commission.

   John McGuire was the beneficial owner of 9,300,017, 9,258,017 and 9,276,684 equivalent ADSs as of January 31, 2000, January 31, 2001 and January 31, 2002 respectively. The change in beneficial ownership was due primarily to the sale of 90,000 shares in connection with our public offering on May 4, 2000, partially offset by an increase in the number of vested options over the period. Additionally, the percentage of equivalent ADSs held by John McGuire changed over such period due to our issuance of ADSs in our public offering and in acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and warrants.

   Cyril McGuire was the beneficial owner of 9,300,017, 9,258,017 and 9,426,684 equivalent ADSs as of January 31, 2000, January 31, 2001 and January 31, 2002 respectively. The change in beneficial ownership was due primarily to the sale of 90,000 shares in connection with our public offering on May 4, 2000, partially offset by an increase in the number of vested options over the period. Cyril McGuire also purchased 150,000 ADSs in April 2002. Additionally, the percentage of equivalent ADSs held by Cyril McGuire changed over such period due to our issuance of ADSs in our public offering and in acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and warrants.

   Enterprise Ireland was the beneficial owner of 2,656,624, 2,656,624 and 2,656,624 equivalent ADSs as of January 31, 2000, January 31, 2001 and January 31, 2002 respectively. The percentage of equivalent ADSs held by Enterprise Ireland changed over such period due to our issuance of ADSs in our public offering and in acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and warrants.

   Instove Limited was the beneficial owner of 7,701,466, 6,411,216 and 6,411,216 equivalent ADSs as of January 31, 2000, January 31, 2001 and January 31, 2002 respectively. The change in beneficial ownership was due primarily to the sale of 1,290,250 shares in connection with our public offering on May 4, 2000. Additionally, the percentage of equivalent ADSs held by Instove Limited changed over such period due to our issuance of ADSs in our public offering and in acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and warrants.

   As of April 26, 2002, the number of holders of record of our ordinary shares was 97 and the number of holders of record of our ADSs was approximately 102. Of the total number of record holders of ordinary shares, there are 16 U.S. record holders. Of the total number of record holders of ADSs, there are approximately 55 U.S. record holders. U.S. record holders hold approximately 55% of the total number of outstanding equivalent ADSs.

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

   Effective September 1, 1998, we entered into a lease agreement with John and Cyril McGuire under which we currently lease approximately 22,500 square feet of space in a building located in Dublin, Ireland which is owned by John and Cyril McGuire. The term of the lease is for a period of 25 years. Our rent under the lease is (Euro)509,818, or $440,329 per year, which was determined by a fair assessment of the local rental market by an independent appraisal firm. The rent is to be reviewed by an independent appraiser every five years and may be increased based on the independent appraiser's assessment of the current rental market using rental rates for similar properties in comparable locations. This lease agreement may be amended from time to time by agreement among us and John and Cyril McGuire. We have the right to terminate the lease on September 1, 2007.

   We have entered into a second lease agreement with John and Cyril McGuire under which we lease approximately 29,400 square feet of space in a building, located adjacent to the building currently under lease from John and Cyril McGuire. We agreed to a lease term of 25 years, effective as of March 1, 2001, with rent under the lease of (Euro)855,930 or $739,267 per year, which was determined by a fair assessment of the local rental market by an independent appraisal firm. The rent is to be reviewed by an independent appraiser every five years and may be increased based on the independent appraiser's assessment of the current rental market using rental rates for similar properties in comparable locations. The lease agreement may be amended from time to time by agreement among us and John and Cyril McGuire. We will have the right to terminate the lease on February 1, 2009.

   Trintech Limited, one of our Irish subsidiaries, has issued shares of special non-voting class to Huttoft Company, an unlimited company. Huttoft Company is wholly-owned by John McGuire, Cyril McGuire and R. Paul Byrne, three of our executive officers, but is otherwise unrelated to us. We own all of the voting securities of Trintech Limited. The shares held by Huttoft Company do not entitle it to any share of the assets of Trintech Limited in the event of a winding-up. We and Huttoft Company own all of the outstanding securities of Trintech Limited. Trintech Limited has in the past and may in the future declare and pay dividends to Huttoft Company, and Huttoft Company may pay dividends to its shareholders out of these amounts. The amount of any dividends paid to Huttoft Company will be determined by the board of directors of Trintech Limited, subject to Irish law, in its discretion. We treat any dividends paid by Trintech Limited to Huttoft Company as compensation expense for accounting purposes. Any dividends which are declared and paid by Trintech Limited to Huttoft Company would result in a reduction in profits available to us.

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

   From time to time since December 1996, Enterprise Ireland has provided us with grants in support of some of our projects for the purpose of increasing employment in Ireland. These grants have totaled an aggregate of
(Euro)1,196,500. These grants must be repaid if we fail to maintain the projected employment for a period of five years from the date of receipt of the grant.

   On July 13, 2001, we received shareholder approval to enter into a Trintech share buy back agreement with Deutsche Bank AG who would purchase Trintech stock on our behalf. Under the agreement we are entitled, at any time from July, 13, 2001, up until the date which is 18 months after that date, to purchase not more than 10,000,000 ADSs representing 5,000,000 ordinary shares of US$0.0027 each in our capital from Deutsche Boerse AG for a total consideration including premium of not more than US$25.00 per ADS. Any such purchases of ADSs may only be made by us out of our distributable profits, or alternatively, out of a fresh issue of our shares made specifically for the purpose of financing any such purchase. As of April 26, 2002 we have not engaged Deutsche Bank AG to purchase ADSs on our behalf.

   We believe that the terms of all transactions with related parties are comparable to those that would be attainable by us in the ordinary course of business from unaffiliated third parties under similar circumstances.

   See also Note 16 to Item 29 on pages F-1 through F-33.

C.  Interests of Experts and Counsel

   Not required.

Item 8.  Financial Information

A.  Consolidated Financial Statements and other Financial Information

   Please see Item 18 "Financial Statements" and pages F-1 through F-33 for our Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of our revenues from customers located in the United States and outside the United States, please see Item 5 "Operating and Financial Review and Prospects" and the Notes to the Consolidated Financial Statements.

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

  Market Price Information

   The tables below present for the ADSs traded on the Nasdaq National Market and the Neuer Markt respectively (i) for the five most recent full financial years the annual high and low market prices, (ii) for the two most recent full financial years and any subsequent period the high and low market prices for each full financial quarter, (iii) for the most recent six months the high and low market prices for each month. Prices per ADS on Neuer Markt are quoted from the composite of Neuer Markt Frankfurt and Neuer Markt Xetra.

                                              Price per ADS
                                                on Nasdaq        Price per ADS
                                             National Market     on Neuer Markt
                                             --------------- ----------------------
                                             High $   Low $  High (Euro) Low (Euro)
                                             ------   -----  ----------- ----------
Annual Highs and Lows
1999 (commencing September 24).............. 34.00     6.00     32.58       5.75
2000........................................ 75.44     6.38     77.00       8.06
2001........................................  9.00     1.11      9.45       1.30
2002 (through April 22, 2002)...............  1.62     0.72      1.78       0.88

Quarterly Highs and Lows
2000
   First Quarter............................ 75.44    23.44     77.00      27.00
   Second Quarter........................... 29.00    14.25     31.00      17.80
   Third Quarter............................ 32.00     9.50     39.20      12.50
   Fourth Quarter........................... 12.63     6.38     13.75       8.06
2001
   First Quarter............................  9.00     1.69      9.09       2.05
   Second Quarter...........................  3.10     1.85      3.50       2.11
   Third Quarter............................  2.31     1.11      2.40       1.30
   Fourth Quarter...........................  2.25     1.35      2.36       1.56
2002
   First Quarter (through April 22, 2002)...  1.62     0.72      1.78       0.88

Monthly Highs and Lows (2001 and 2002)
   November.................................  2.25     1.73      2.35       1.97
   December.................................  2.00     1.35      2.17       1.56
   January..................................  1.90     1.50      2.09       1.73
   February.................................  1.62     1.14      1.80       1.30
   March....................................  1.30     1.00      1.45       1.15
   April (through April 22, 2002)...........  1.01     0.72      1.06       0.88

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

  The Frankfurt Stock Exchange and the Neuer Markt

   The Frankfurt Stock Exchange is the most significant of the eight German stock exchanges and accounted for the vast majority of the turnover in traded shares in Germany in 2001. The aggregate annual turnover of the

Frankfurt Stock Exchange in 2001 of approximately (Euro)3.8 trillion for both equity and debt instruments, made it one of the largest stock exchanges in the world behind the New York Stock Exchange, London and Tokyo in terms of turnover. The calculation of the aggregate annual turnover of the Frankfurt Stock Exchange is based on the Frankfurt Stock Exchange's practice of separately recording the sale and purchase components involved in any trade. As of December 31, 2001, the equity securities of 5,777 corporations, including 4,865 foreign corporations, were traded on the Frankfurt Stock Exchange.

   The Neuer Markt segment of the Frankfurt Stock Exchange is a trading segment that was launched in March 1997. It is designed for innovative, small to mid-size companies in high growth industries or in traditional industries that have an international orientation and that are willing to provide active investor relations. The Frankfurt Stock Exchange requires that the issuer make a presentation, and it may reject the issuer if it considers the issuer inappropriate for the Neuer Markt. Issuers are requested to provide investors on an ongoing basis with information such as annual and quarterly reports, including cash flow statements, and a corporate action timetable. This information is required to be submitted in English and German as well as in electronic form, thus enabling the stock exchange to disseminate corporate information over the Internet page entitled Companies, Company Information at http://www.deutsche-boerse.com/listing center.

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

B.  Memorandum of Articles of Association

   Our Memorandum of Association and Articles of Association, as amended, are filed as Exhibit 1.1 to this Report. We incorporate by reference the "Description of Share Capital" included in our Registration Statement on Form F-1 (File No. 333-10738). The Transfer Agent and Registrar for our Ordinary Shares is Capita IRG Registrars, Dublin, Ireland. The Transfer Agent and Registrar for our ADSs is The Bank of New York.

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

   Federal Republic of Germany. At present, the Federal Republic of Germany does not restrict the export or import of capital, except for certain investments in countries such as Iraq as required by resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany, a resident, must report to the German Federal Central Bank, subject only to several immaterial exceptions, any payment received from or made to an individual or a corporation resident outside Germany, or a non-resident, if a payment exceeds (Euro)12,500 or the equivalent in another currency. In addition, residents must report any claims against or any liabilities payable to non-residents if these claims or liabilities, in the aggregate, exceed (Euro)1.5 million or the equivalent in a foreign currency at the end of any one month.

   Furthermore, residents must periodically report certain assets in a non-resident enterprise if at least 10% of the share capital or of the voting rights of the non-resident enterprise is attributable to the resident or any of its non-resident affiliates.

   However, this reporting requirement does not apply if the total balance sheet or the total business assets of the non-resident enterprise do not exceed
(Euro)500,000 or, if less than 50% of the share capital or voting rights of the non-resident enterprise are attributable to the resident or any of its non-resident affiliates, do not exceed (Euro)5.0 million. A non-resident affiliate is a non-resident entity of which more than 50% of the share capital or voting rights are attributable to a resident.

   Moreover, enterprises resident in Germany must periodically report certain items of assets if at least 10% of the share capital or of the voting rights of the resident enterprise are attributable to one or more non-residents or any of their resident affiliates. However, this reporting requirement does not apply if the total balance sheet or the total business assets of the resident enterprise do not exceed (Euro)500,000 or, if less than 50% of the share capital or voting rights of the resident enterprise are attributable to one or more non-residents or any of their resident affiliates, do not exceed (Euro)5.0 million. A resident affiliate is a resident entity of which more than 50% of the share capital or voting rights are attributable to a non-resident.

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

   The statements of Irish, German and U.S. tax laws described below are based on the laws in force and as interpreted by the relevant taxation authorities as of 2002 and are subject to any changes in Irish, German or U.S. law, or in the interpretation of these laws by the relevant taxation authorities, or in the double taxation conventions among any two of the Republic of Ireland, Germany and the United States occurring after that date.

The discussion regarding Irish taxation matters is based on the various Irish Taxes Acts, Finance Acts and other relevant legislation, judicial decisions, statements of practice and revenue practices in force at this time, all of which are subject to change, possibly with retrospective effect.

  Taxation of Dividends

   Republic of Ireland Taxation. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Should we begin paying dividends, unless exempted, all dividends paid by us will be subject to Irish withholding tax at the rate of 20%. An individual holder of ordinary shares resident in a relevant territory, being a country with which Ireland has a double tax treaty, which includes the United States, or a member state of the European Union other than Ireland, will be exempt from withholding tax provided he makes the requisite declaration. Corporate holders of ordinary shares ultimately controlled by residents of a relevant territory or the principal class of shares of which, or of a 75% parent, is substantially and regularly traded on a stock exchange in a relevant territory will be exempt from withholding tax provided the appropriate declaration is made. Corporate holders of ordinary shares resident in a relevant territory which are not controlled by Irish residents and corporate holders wholly owned by two or more companies, the principal class of shares of each of which are substantially and regularly traded on a stock exchange in a relevant territory will be exempt from withholding tax provided that the appropriate declaration is made. A holder of ADSs will be exempt from withholding tax if it is beneficially entitled to the dividend and if its address on the register of ADSs maintained by the depositary is in the United States. Additionally, the depositary must be authorized by the Irish Revenue Commissioners as a qualifying intermediary for this exemption to apply. Where such a withholding is made it will satisfy the liability to Irish tax of the shareholder except in circumstances where an Irish resident or ordinarily resident individual holder of ordinary shares may have an additional liability.

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

   United States Taxation. For U.S. federal income tax purposes, the gross amount of any dividend paid, to the extent of our current or accumulated earnings and profits as determined based on U.S. tax principles, will be included in a U.S. holder's gross income and treated as foreign source dividend income. These dividends will not be eligible for the dividends received deduction allowed to U.S. corporations. The amount of any distribution that exceeds earnings and profits will be treated first as a nontaxable return of capital, reducing the U.S. holder's basis in its shares, and then as capital gain. The amount includable in income will be the U.S. dollar value of the payment based on the exchange rate on the date of payment regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency fluctuations during the period from the date any dividend is paid to the date the payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

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

   German Taxation. If the ordinary shares or ADSs are held by a German individual as business assets the dividends received are subject to trade tax. However, if a holder of ordinary shares or ADSs holds 10% or more of the ordinary shares or ADS and further prerequisites are met a tax exemption will apply.

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

   Private individual shareholders or ADS holders may claim a tax allowance for investment income of (Euro)1,550 p.a. In the case of married couples filing a joint income tax return, the tax allowance amounts to (Euro)3,100 p.a. They may also deduct from their dividend income 50% of the costs related to their shareholding, in particular the fees for custody and refinancing. Without evidence, an amount of (Euro)51 p.a. and in the case of married couples filing a joint income tax return an amount of (Euro)102 p.a. may be deducted.

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

   Dividends to shareholders or ADS holders subject to German corporation tax are almost tax exempt. However, a portion of 5% of the dividend is treated as a non-deductible business expense and will be subjected to corporation tax at a rate of 25% (plus a 5.5% solidarity surcharge thereon). The dividends are also subject to trade tax, if the corporation holds less than 10% of the ordinary shares or ADSs. If the corporation holds more than 10% of the ordinary shares or ADSs and further prerequisites are met, only 5% of the dividends are subject to trade tax.

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

   United States Taxation. Subject to the discussion of passive foreign investment companies, or PFICs, below, a U.S. holder's sale or exchange of ADSs generally will result in the recognition of capital gain or loss by the U.S. holder in an amount equal to the difference between the amount realized and the U.S. holder's tax basis in the ADSs sold. Gain or loss realized on the sale of ADSs by non-corporate U.S. holders will be subject to a maximum rate of U.S. federal income tax of 20%, provided the ADSs were held for more than 12 months as capital assets. In general, any capital gain or loss recognized by a U.S. holder upon the sale or exchange of ADSs will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations. A U.S. holder's tax basis in its ADSs will generally be the purchase price paid for its ADSs by the U.S. holder. A U.S. holder that is liable for both Irish and U.S. tax on gain on the disposal of the ordinary shares will generally be entitled, subject to limitations and under the 1997 Convention, to credit the amount of Irish tax paid for the gain on the sale against the U.S. holder's U.S. federal income tax liability for this gain.

   German Taxation. If the shares or ADSs are held by a German individual as business assets 50% of the capital gain is subject to trade tax.

   Additionally, capital gains from the sale of shares or ADSs held by a German individual as business assets are subject to income tax plus solidarity surcharge thereon.

   Capital gains from the sale of shares or ADSs held as private assets by individuals are only subject to taxation, if (i) the sale takes place within one year from the purchase or--after this period has lapsed--if (ii) the shareholder or ADS holder (or the predecessor in the case of a transfer of shares or ADSs without consideration), at any time during the five years preceding the sale, directly or indirectly held or holds a participation of 1% or more. However, for private individuals a capital gain deriving from a disposal of the shares or ADS is tax exempt if the total gains from private disposal transactions in the respective calendar year amount to less than
(Euro)512 p.a. and per person .

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

  Passive Foreign Investment Company Considerations

   There is a substantial risk that we are a PFIC for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders of ADSs and may cause a reduction in the value of such shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income also includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets, which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we are a PFIC under the asset test if our market capitalization is used to determine the aggregate fair market of our assets. The legislative history of the PFIC rules indicates that market capitalization is generally to be used for purposes of the asset test. If we are a PFIC for U.S. federal income tax purposes, U.S. Holders of our ADSs would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions," including any gain on the sale of ADSs.

   The consequences described above can be mitigated if the U.S. Holder makes an election to treat us as a qualified electing fund, or QEF. A shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the net capital gain of the QEF as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We would have to furnish certain information on an annual basis to U.S. Holders who have made a QEF election. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS.

   As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is publicly traded could mitigate the consequences of the PFIC rules by electing to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder's adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to market gain previously included by the U.S. Holder under the election for prior taxable years.

   All U.S. Holders are advised to consult their own tax advisers about the PFIC rules generally and about the advisability, procedures and timing of their making any of the available tax elections, including the QEF or mark-to-market elections.

  U.S. Information Reporting and Backup Withholding

   Any dividends paid, or proceeds on a sale of, ADSs to or by U.S. holders may be subject to U.S. information reporting, and the 30% U.S. backup withholding tax may apply unless the holder (1) is an exempt recipient, or (2) provides a U.S. taxpayer identification number, certifies that no loss of exemption from backup withholding has occurred and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or credit against the U.S. holder's U.S. federal income tax, provided the required information is furnished to the U.S. IRS.

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

  Irish Stamp Duty

   It is assumed for the purpose of this paragraph that ADSs are dealt in on a stock exchange in the United States recognized by the Irish taxing authorities. Under current Irish law, no stamp duty will be payable on the acquisition of ADSs by persons purchasing ADSs or on any subsequent transfer of an ADS. A transfer of ordinary shares, including transfers effected through CREST, wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will attract duty at the rate of 1% of the consideration given or, in the case of a gift or where the purchase price is inadequate or unascertainable, on the market value of the ordinary shares. Transfers of ordinary shares which are not liable to duty at the rate of 1%, such as transfers under which there is no change in beneficial ownership, may attract a fixed duty of (Euro)12.50.

   The transfer by a holder to the depositary or custodian of ordinary shares for deposit in return for ADSs and a transfer of ordinary shares from the depositary or custodian in return for the surrender of ADSs will be stampable at the rate of 1% if the transfer of the ordinary shares relates to a sale or contemplated sale or any other change in the beneficial ownership of the ordinary shares. If, however, the transfer of the ordinary shares is a transfer under which there is no change in the beneficial ownership of the ordinary shares being transferred, a fixed duty of (Euro)12.50 may be payable on the transfer.

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

Item 11.  Quantitative and Qualitative Disclosure About Market Risk

   Interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since our investments are in short-term instruments and our available line of credit requires interest payments at variable rates. One of our foreign subsidiaries has in the past entered into foreign exchange contracts as a hedge against accounts receivable in currencies other than the Irish pound. However, as of January 31, 2002, neither we nor our subsidiaries were parties to any foreign currency hedging or other derivative financial instruments. Based on the nature and current levels of our investments and debt, we have concluded that there is no material market risk exposure.

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

   At the year ended January 31, 2002, our cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

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

   From the effective date of the registration statement through January 31, 2002, we used approximately $7.3 million for the purchase of property and equipment, approximately $51.5 million for the purchase of Checkline plc, Globeset, Inc. and Sursoft S.A. and $465,000 to repay short term bank debt.

   Deutsche Bank AG, Donaldson, Lufkin & Jenrette Securities Corporation, BancBoston Robertson Stephens Inc. and West LB Panmure Limited were the underwriters for our initial public offering.

Item 15.  [RESERVED]

Item 16.  [RESERVED]

                                   PART III

Item 17.  Financial Statements

   Not Applicable. Please see Item 18. Financial Statements.

Item 18.  Financial Statements

   Financial documents filed as part of this Form 20-F.

   (1) Financial Statements. The following Trintech Group PLC Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-33 are herein incorporated by reference.

      Report of Independent Auditors
      Consolidated Balance Sheets
      Consolidated Statement of Operations
       Consolidated Statements of Changes in Redeemable Convertible Preference Shares and Shareholders' Equity (Net Capital Deficiency)
      Consolidated Statements of Cash Flows
      Notes to the Consolidated Financial Statements

   (2) Financial Statement Schedule. The following financial statement schedule of Trintech Group PLC for the fiscal years ended January 31, 2002, 2001, and 2000 is filed as part of this Form 20-F and should be read in conjunction with our Consolidated Financial Statements incorporated by reference in Item 18 of this Form 20-F.

                                  SCHEDULE II

                              TRINTECH GROUP PLC

                       VALUATION AND QUALIFYING ACCOUNTS

                                         Additions
                                Balance   charged                         Balance
                                  at     to costs                         at end
                               beginning    and     Exchange                of
Description                    of period expenses  differences Deductions period
-----------                    --------- --------- ----------- ---------- -------
                                          (U.S. dollars in thousands)
Year ended January 31, 2002
Deducted from asset account:
   Provisions for bad and
     doubtful debts...........   1,327     2,079       (73)      (2,297)   1,036

Year ended January 31, 2001
Deducted from asset account:
   Provisions for bad and
     doubtful debts...........     330     1,216        (7)        (212)   1,327

Year ended January 31, 2000
Deducted from asset account:
   Provision for bad and
     doubtful debts...........     241       127       (19)         (19)     330

Year ended January 31, 2002
Warranty Reserve..............     521        40       (34)        (130)     397

Year ended January 31, 2001
Warranty Reserve..............     556        65       (28)         (72)     521

Year ended January 31, 2000
Warranty Reserve..............     876        76      (107)        (289)     556

   Schedules not listed above have been omitted because the information required to be described in the schedules is not applicable or is shown in the financial statements.

Item 19.  Exhibits

Exhibit
Number                              Description of Document
------                              -----------------------
  1.1   Memorandum and Articles of Association of Trintech Group Limited, as amended, dated July 13, 2001
  2.1   Specimen of Ordinary Share Certificate (filed as Exhibit 4.1 to Trintech's
          Registration Statement on Form F-1 (File No. 333-1078) and incorporated herein by reference)
  2.2   Form of Depositary Agreement among Trintech Group Limited, The Bank of New
          York, as Depositary, and holders from time to time of American Depositary
          Shares issued thereunder (including as an exhibit the form of American
          Depositary Receipt) dated as of September 27, 1999, as amended on March 16,
          2000 (filed as Exhibit 4.2 to Trintech's Registration Statement on Form F-1
          (File No. 333-32762) and incorporated herein by reference)
  4.1   1990 Trintech Group Limited Share Option Scheme (filed as Exhibit 10.1 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738) and
          incorporated herein by reference)
  4.2   1997 Trintech Group Limited Share Option Scheme, as amended, dated as of July
          13, 2001
  4.3   1998 Trintech Group Limited Directors and Consultants Share Option Scheme, as
          amended, dated as of July 13, 2001
  4.4   1999 Employee Share Purchase Plan (filed as Exhibit 10.4 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
  4.5   Investors Rights Agreement by and among Trintech Group Limited, Security
          Dynamics Technologies, Inc., John F. McGuire, Cyril P. McGuire, Instove
          Limited, Jayness Limited and Vanspur Limited dated March 31, 1998 (filed as
          Exhibit 10.11 to Trintech's Registration Statement on Form F-1 (File No.
          333-10738) and incorporated herein by reference)
  4.6   Series A Convertible Preference Share Investors Rights Agreement by and among
          Trintech Group Limited, the Investors (as defined therein), John F. McGuire,
          Cyril P. McGuire, Instove Limited, Jayness Limited and Vanspur Limited dated
          June 30, 1998 (filed as Exhibit 10.12 to Trintech's Registration Statement on
          Form F-1 (File No. 333-10738) and incorporated herein by reference)
  4.7   Amendment No. 1 to the Investors Rights Agreement by and among Trintech Group
          Limited, the Investors (as defined therein), John F. McGuire, Cyril P.
          McGuire, Instove Limited, Jayness Limited and Vanspur Limited (filed as
          Exhibit 10.13 to Trintech's Registration Statement on Form F-1 (File No.
          333-10738) and incorporated herein by reference)
  4.8   Credit Agreement between Trintech Group of Companies and The Bank of Ireland dated November 12, 1997 (filed as Exhibit 10.14 to Trintech's Registration
          Statement on Form F-1 (File No. 333- 10738) and incorporated herein by reference)
  4.9   1999 U.S. Share Purchase Plan (filed as Exhibit 10.10 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
 4.10   Debenture between Trintech Group Limited and The Bank of Ireland dated April
          23, 1998 (filed as Exhibit 10.15 to Trintech's Registration Statement on Form
          F-1 (File No. 333-10738) and incorporated herein by reference)
 4.11   Lease Agreement between John McGuire, Cyril McGuire and Trintech Group Limited
          dated August 10, 2001
 4.12   Lease Agreement between 5 Independence Associates Limited Partnership and
          Trintech, Inc. dated April 30, 1998 (filed as Exhibit 10.22 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
 4.13   Amendment No. 1 to Lease Agreement between 5 Independence Associates Limited
          Partnership and Trintech, Inc. dated August 4, 1998 (filed as Exhibit 10.23 to Trintech's Registration Statement on Form F-1 (File No. 333-10738) and
          incorporated herein by reference)

Exhibit
Number                              Description of Document
------                              -----------------------
 4.14   Guaranty Agreement between 5 Independence Associates Limited Partnership and
          Trintech Holdings Limited dated April 1998 (filed as Exhibit 10.24 to
          Trintech's Registration Statement on Form F-1 (File No. 333-10738) and
          incorporated herein by reference)
 4.15   Office Lease Agreement between Sherlon Investments Corp. and Trintech, Inc.
          dated December 12, 1997 (filed as Exhibit 10.25 to Trintech's Registration
          Statement on Form F-1 (File No. 333- 10738) and incorporated herein by reference)
 4.16   Lease Agreement between Service Life & Casualty Ins. Co. and Trintech, Inc.
          dated January 5, 1999 (filed as Exhibit 10.27 to Trintech's Registration
          Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
 4.17   Lease Agreement between Lincoln Bascom Office Center and Trintech, Inc. dated
          March 19, 1996 (filed as Exhibit 10.28 to Trintech's Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
 4.18   First Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated April 1, 1997 (filed as Exhibit 10.29 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
 4.19   First Amendment to Office Lease Agreement between Sherlon Investments Corp and
          Trintech, Inc. dated February 10, 1999 (filed as Exhibit 10.30 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
 4.20   Second Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated May 4, 1998 (filed as Exhibit 10.31 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
 4.21   Third Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated May 21, 1998 (filed as Exhibit 10.32 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
 4.22   Lease Agreement between Trintech, Inc. and Peninsula Office Park Associates,
          L.P. dated May 28, 1999 (filed as Exhibit 4.22 to Trintech's Registration
          Statement on Form 20-F (File No. 0-30320) and incorporated herein by reference)
 4.23   First Amendment to the Lease between Trintech, Inc. and Peninsula Office Park
          Associates, L.P. dated November 1, 1999 (filed as Exhibit 4.23 to Trintech's
          Registration Statement on Form 20-F (File No. 0-30320) and incorporated herein by reference)
 4.24   Asset Purchase Agreement by and among Trintech Technologies Limited, Maria
          Sanchez and Eduardo Spangenberg, dated as of September 12, 2000 (filed as
          Exhibit 4.24 to Trintech's Registration Statement on Form 20-F (File No.
          0-30320) and incorporated herein by reference)
 4.25   Form of Indemnification Agreement between Trintech, Inc. and its directors and officers dated September 1999 (filed as Exhibit 10.5 to Trintech's
          Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)
 4.26   Supply Agreement between Keltek Electronics Limited and Trintech Group Limited
          dated August 17, 1998 (filed as Exhibit 10.20 to Trintech's Registration
          Statement on Form F-1 (File No. 333- 10738) and incorporated herein by reference)
 4.27   Grant to Trintech Manufacturing Limited from Enterprise Ireland dated December
          3, 1996 (filed as Exhibit 10.33 to Trintech's Registration Statement on Form
          F-1 (File No. 333-10738) and incorporated herein by reference)
 4.28   Grant to Trintech Manufacturing Limited from Enterprise Ireland dated December
          3, 1996 (filed as Exhibit 10.34 to Trintech's Registration Statement on Form
          F-1 (File No. 333-10738) and incorporated herein by reference)

Exhibit
Number                              Description of Document
------                              -----------------------
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

 4.35+  Development and Marketing Agreement between Trintech Group and Visa
          International Service Association dated March 26, 1999 (filed as Exhibit
          10.37 to Trintech's Registration Statement on Form F-1 (File No. 333-10738)
          and incorporated herein by reference)

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

 4.38   Exceptis Technologies Limited Share Option Scheme, adopted on July 14, 2000
          (filed as Exhibit 4.38 to Trintech's Registration Statement on Form 20-F
          (File No. 0-30320) and incorporated herein by reference)

 4.39   Sale and Purchase Agreement by and between Trintech Group PLC and Exceptis
          Technologies Limited, dated November 2000 (filed as Exhibit 4.39 to
          Trintech's Registration Statement on Form 20-F (File No. 0-30320) and incorporated herein by reference)

 4.40   Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies
          Limited, and Globeset, Inc. (filed as Exhibit 4.40 to Trintech's Registration
          Statement on Form 20-F (File No. 0-30320) and incorporated herein by reference)

 4.41   Sale and Purchase Agreement by and between Suresh Mirpuri and Trintech Group
          PLC, dated August 24, 2000 (filed as Exhibit 4.41 to Trintech's Registration
          Statement on Form 20-F (File No. 0-30320) and incorporated herein by reference)

 4.42   Line of Credit Agreement between Trintech Group PLC and The Bank of Ireland dated April 05, 2002

  8.1   Subsidiaries of Trintech Group PLC (See page 37 of this Form 20-F)

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

                                               TRINTECH GROUP PLC
                                               (Registrant)

                                               By:    /s/  Richard Paul Byrne
                                                   -----------------------------
                                                           R. Paul Byrne
                                                      Chief Financial Officer

Date April 30, 2002

     INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF TRINTECH GROUP PLC

                                                                                                 Page
                                                                                                 ----
Report of Independent Auditors.................................................................. F-2
Consolidated Balance Sheets..................................................................... F-3
Consolidated Statements of Operations........................................................... F-4
Consolidated Statements of Changes in Redeemable Convertible Preference Shares and Shareholders'
  Equity........................................................................................ F-5
Consolidated Statements of Cash Flows........................................................... F-6
Notes to the Consolidated Financial Statements.................................................. F-7

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Trintech Group PLC

   We have audited the accompanying consolidated balance sheets of Trintech Group PLC and subsidiaries as of January 31, 2001 and 2002, and the related consolidated statements of operations, changes in redeemable convertible preference shares and shareholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended January 31, 2002. Our audits also included the financial statement schedules listed at Item 18. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trintech Group PLC and its subsidiaries at January 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

ERNST & YOUNG
Dublin, Ireland

February 26, 2002

                              TRINTECH GROUP PLC

                          CONSOLIDATED BALANCE SHEETS
          (U.S dollars in thousands, except share and per share data)

                                                                                   Year ended January 31,
                                                                                   ---------------------
                                                                                     2001         2002
                                                                                   --------    ---------
ASSETS
Current assets
Cash and cash equivalents......................................................... $ 14,038    $   6,750
Restricted cash (notes 6 and 19)..................................................    3,622        5,369
Marketable securities (note 2)....................................................   87,388       47,976
Accounts receivable, net of allowance for doubtful accounts of $1,327 and $1,036..   19,061       15,725
Inventories (note 4)..............................................................    1,624        3,455
Value added taxes.................................................................      290          533
Prepaid expenses and other current assets.........................................    5,427        3,523
                                                                                   --------    ---------
   Total current assets...........................................................  131,450       83,331
Property and equipment, net (notes 7 and 8).......................................    6,718        5,386
Other non-current assets (note 9 and 20)..........................................   22,522       15,540
Goodwill, net of accumulated amortization and impairment of $6,330 and $70,678
  (note 20).......................................................................   75,774       19,001
                                                                                   --------    ---------
   Total assets................................................................... $236,464    $ 123,258
                                                                                   ========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable.................................................................. $ 12,686    $   5,972
Accrued payroll and related expenses..............................................    2,326        3,339
Other accrued liabilities (note 6 and 10).........................................   17,565       10,651
Value added taxes.................................................................    1,129          409
Warranty reserve..................................................................      521          397
Deferred revenue..................................................................   11,440        7,977
                                                                                   --------    ---------
   Total current liabilities......................................................   45,667       28,745
                                                                                   --------    ---------
Non-current liabilities
Capital lease due after more than one year (note 7)...............................      789          291
Government grants repayable and related loans (note 16)...........................      898          404
Deferred consideration............................................................    1,750        1,350
Provision for lease abandonment (note 6)..........................................       --        2,037
                                                                                   --------    ---------
   Total non-current liabilities..................................................    3,437        4,082
                                                                                   --------    ---------
Series B preference shares, $0.0027 par value:
 10,000,000 and 10,000,000 authorized at January 31, 2001 and 2002 respectively
 None issued and outstanding......................................................       --           --
Shareholders' equity:
 Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 30,030,725 and
   30,521,760 shares issued and outstanding at January 31, 2001 and 2002
   respectively...................................................................       81           82
Additional paid-in capital........................................................  242,474      245,595
Accumulated deficit...............................................................  (54,157)    (154,196)
Deferred stock compensation.......................................................     (246)        (132)
Accumulated other comprehensive loss..............................................     (792)        (918)
                                                                                   --------    ---------
   Total shareholders' equity.....................................................  187,360       90,431
                                                                                   --------    ---------
   Total liabilities and shareholders' equity..................................... $236,464    $ 123,258
                                                                                   ========    =========

                            See accompanying notes

                              TRINTECH GROUP PLC

                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (U.S. dollars in thousands, except share and per share data)

                                                                     Year ended January 31,
                                                             -------------------------------------
                                                                2000         2001         2002
                                                             -----------  -----------  -----------
Revenue:
   Product.................................................. $    18,457  $    22,288  $    26,104
   License..................................................       9,158       20,612       30,240
   Service..................................................       2,629        6,140       11,997
                                                             -----------  -----------  -----------
       Total revenue........................................      30,244       49,040       68,341
                                                             -----------  -----------  -----------
Cost of revenue:
   Product..................................................      12,034       15,110       19,476
   License..................................................       2,981        6,718       10,448
   Service..................................................       2,242        4,787        8,681
                                                             -----------  -----------  -----------
       Total cost of revenue................................      17,257       26,615       38,605
                                                             -----------  -----------  -----------
Gross margin................................................      12,987       22,425       29,736
Operating expenses:
   Research and development.................................       8,892       19,601       20,597
   Sales and marketing......................................       8,849       16,955       18,719
   General and administrative...............................       7,336       12,485       17,891
   Restructuring charge.....................................          --           --        5,320
   Amortization of goodwill.................................          --        6,330       27,806
   Amortization of purchased intangible assets..............          --          671        3,899
   Impairment of goodwill and purchased intangible
     assets (note 20).......................................          --           --       38,102
   Stock compensation.......................................       2,068        5,279          840
                                                             -----------  -----------  -----------
       Total operating expenses.............................      27,145       61,321      133,174
                                                             -----------  -----------  -----------
Income (loss) from operations...............................     (14,158)     (38,896)    (103,438)
   Interest income, net.....................................       1,208        6,855        2,961
   Exchange gain (loss), net................................         842         (149)         523
                                                             -----------  -----------  -----------
Income (loss) before provision for income taxes.............     (12,108)     (32,190)     (99,954)
   Provision for income taxes (note 14).....................          (3)        (382)         (85)
                                                             -----------  -----------  -----------
Net Income (loss)........................................... $   (12,111) $   (32,572) $  (100,039)
                                                             ===========  ===========  ===========
Basic net income (loss) per Ordinary Share.................. $     (0.63) $     (1.18) $     (3.30)
                                                             ===========  ===========  ===========
Shares used in computing basic net income (loss) per
  Ordinary Share............................................  19,309,964   27,704,705   30,341,559
                                                             ===========  ===========  ===========
Diluted net income (loss) per Ordinary Share................ $     (0.63) $     (1.18) $     (3.30)
                                                             ===========  ===========  ===========
Shares used in computing diluted net income (loss) per
  Ordinary Share............................................  19,309,964   27,704,705   30,341,559
                                                             ===========  ===========  ===========
Basic net income (loss) per equivalent ADS.................. $     (0.31) $     (0.59) $     (1.65)
                                                             ===========  ===========  ===========
Diluted net income (loss) per equivalent ADS................ $     (0.31) $     (0.59) $     (1.65)
                                                             ===========  ===========  ===========

                            See accompanying notes

                              TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERENCE SHARES
               AND SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                (U.S. dollars in thousands, except share data)

                                                   Number of
                                                  Redeemable  Redeemable
                                                  Convertible Convertible Number of           Additional               Deferred
                                                  Preference  Preference  Ordinary   Ordinary  Paid-in   Accumulated    Stock
                                                    Shares      Shares     Shares     Shares   Capital     Deficit   Compensation
                                                  ----------- ----------- ---------- -------- ---------- ----------- ------------
Balance at January 31, 1999......................  2,960,000   $ 17,760   16,227,445   $47     $  4,781   $  (9,474)    $  --
Conversion of Redeemable Convertible Preference
 Shares to Ordinary Shares(b).................... (2,960,000)   (17,760)   2,960,000     8       17,752          --        --
Issuance of Ordinary Shares on exercise of
 options(a)......................................         --         --       65,679     0          145          --        --
Issuance of Ordinary Shares for cash.............         --         --    5,887,598    16       63,086          --        --
Expense of share issues..........................         --         --           --    --       (3,546)         --        --
Stock compensation...............................         --         --           --    --        2,068          --        --
Net loss.........................................         --         --           --    --           --     (12,111)       --
Currency translation adjustment..................         --         --           --    --           --          --        --

Comprehensive (loss).............................         --         --           --    --           --          --        --
                                                  ----------   --------   ----------   ---     --------   ---------     -----
Balance at January 31, 2000......................         --         --   25,140,722    71       84,286     (21,585)       --
Issuance of Ordinary Shares on exercise of
 options(a)......................................         --         --      396,223     1        2,074          --        --
Issuance of Ordinary Shares on exercise of
 warrants........................................         --         --      250,000     1        1,499          --        --
Issuance of Ordinary Shares for cash.............         --         --    2,775,969     5      107,031          --        --
Issuance of Ordinary Shares as a result of the
 acquisition of Checkline........................         --         --      601,036     1       28,999          --        --
Issuance of Ordinary Shares as a result of the
 acquisition of Exceptis.........................         --         --      866,775     2       15,600          --        --
Fair value of options issued in connection with
 Exceptis acquisition............................         --         --           --    --          433          --        --
Expenses of share issues.........................         --         --           --    --       (2,692)         --        --
Deferred compensation related to unvested options
 assumed.........................................         --         --           --    --           --          --      (281)
Amortization of deferred compensation............         --         --           --    --           --          --        35
Stock compensation...............................         --         --           --    --        5,244          --        --
Net loss.........................................         --         --           --    --           --     (32,572)       --
Currency translation adjustment..................         --         --           --    --           --          --        --

Comprehensive (loss).............................         --         --           --    --           --          --        --
                                                  ----------   --------   ----------   ---     --------   ---------     -----
Balance at January 31, 2001......................         --         --   30,030,725    81      242,474     (54,157)     (246)
                                                  ----------   --------   ----------   ---     --------   ---------     -----
Issuance of Ordinary Shares on exercise of
 options(a)......................................         --         --      416,409     1        1,000          --        --
Issuance of Ordinary Shares for cash.............         --         --       74,626     0        1,500          --        --
Expenses of share issues.........................         --         --           --    --         (105)         --        --
Reversal of deferred compensation related to the
 expiry of unvested options assumed..............         --         --           --    --          (39)         --        39
Amortization of deferred compensation............         --         --           --    --           --          --        75
Stock compensation...............................         --         --           --    --          765          --        --
Net loss.........................................         --         --           --    --           --    (100,039)       --
Currency translation adjustment..................         --         --           --    --           --          --        --

Comprehensive (loss).............................         --         --           --    --           --          --        --
                                                  ----------   --------   ----------   ---     --------   ---------     -----
Balance at January 31, 2002......................         --   $     --   30,521,760   $82     $245,595   $(154,196)    $(132)
                                                  ==========   ========   ==========   ===     ========   =========     =====

                                                                    Total
                                                   Accumulated  Shareholders'
                                                      Other        Equity
                                                  Comprehensive (net capital
                                                      Loss       deficiency)
                                                  ------------- -------------
Balance at January 31, 1999......................    $   (54)     $  (4,700)
Conversion of Redeemable Convertible Preference
 Shares to Ordinary Shares(b)....................         --         17,760
Issuance of Ordinary Shares on exercise of
 options(a)......................................         --            145
Issuance of Ordinary Shares for cash.............         --         63,102
Expense of share issues..........................         --         (3,546)
Stock compensation...............................         --          2,068
Net loss.........................................         --        (12,111)
Currency translation adjustment..................     (1,602)        (1,602)
                                                                  ---------
Comprehensive (loss).............................         --        (13,713)
                                                     -------      ---------
Balance at January 31, 2000......................     (1,656)        61,116
Issuance of Ordinary Shares on exercise of
 options(a)......................................         --          2,075
Issuance of Ordinary Shares on exercise of
 warrants........................................         --          1,500
Issuance of Ordinary Shares for cash.............         --        107,036
Issuance of Ordinary Shares as a result of the
 acquisition of Checkline........................         --         29,000
Issuance of Ordinary Shares as a result of the
 acquisition of Exceptis.........................         --         15,602
Fair value of options issued in connection with
 Exceptis acquisition............................         --            433
Expenses of share issues.........................         --         (2,692)
Deferred compensation related to unvested options
 assumed.........................................         --           (281)
Amortization of deferred compensation............         --             35
Stock compensation...............................         --          5,244
Net loss.........................................         --        (32,572)
Currency translation adjustment..................        864            864
                                                                  ---------
Comprehensive (loss).............................         --        (31,708)
                                                     -------      ---------
Balance at January 31, 2001......................       (792)       187,360
                                                     -------      ---------
Issuance of Ordinary Shares on exercise of
 options(a)......................................         --          1,001
Issuance of Ordinary Shares for cash.............         --          1,500
Expenses of share issues.........................         --           (105)
Reversal of deferred compensation related to the
 expiry of unvested options assumed..............         --             --
Amortization of deferred compensation............         --             75
Stock compensation...............................         --            765
Net loss.........................................         --       (100,039)
Currency translation adjustment..................       (126)          (126)
                                                                  ---------
Comprehensive (loss).............................         --       (100,165)
                                                     -------      ---------
Balance at January 31, 2002......................    $  (918)     $  90,431
                                                     =======      =========

--------
(a) See note 13 to these statements
(b) See note 11 to these statements

                              TRINTECH GROUP PLC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (U.S. dollars in thousands)

                                                                       Year ended January 31,
                                                                 ---------------------------------
                                                                   2000        2001        2002
                                                                 ---------  -----------  ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)............................................... $ (12,111) $   (32,572) $(100,039)
Adjustments to reconcile net income (loss) to net cash (used in)
 provided by operating activities:
 Depreciation and amortization..................................     2,277       11,234     77,650
 Stock compensation.............................................     2,148        5,279        840
 (Profit) on marketable securities..............................      (919)      (5,966)    (2,309)
 Purchase of marketable securities..............................  (302,167)  (1,182,475)  (417,972)
 Sale of marketable securities..................................   261,434    1,149,883    459,693
 Effect of changes in foreign currency exchange rates...........    (1,611)       1,677       (362)
 Changes in operating assets and liabilities:
   Additions to restricted cash deposits........................        --       (1,934)    (1,747)
   Inventories..................................................        75         (581)    (2,015)
   Accounts receivable..........................................    (4,536)      (7,585)     2,401
   Prepaid expenses and other assets............................      (252)      (3,278)     1,754
   Value added tax receivable...................................       181          (75)      (277)
   Accounts payable.............................................     2,913          743     (1,344)
   Accrued payroll and related expenses.........................       362          861      1,135
   Deferred revenues............................................     2,591        1,150     (3,233)
   Value added tax payable......................................       148          573       (689)
   Warranty reserve.............................................      (213)          (7)       (89)
   Government grants repayable and related loans................        50         (319)      (450)
   Other accrued liabilities....................................     1,242        3,950       (461)
                                                                 ---------  -----------  ---------
Net cash (used in) provided by operating activities.............   (48,388)     (59,442)    12,486
                                                                 ---------  -----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment..............................    (1,904)      (3,744)    (2,849)
Sale of property and equipment..................................        14           17         --
Payment to acquire Checkline, net of cash acquired..............        --      (10,154)      (365)
Payment to acquire Sursoft, net of cash acquired................        --       (4,700)    (4,224)
Payment to acquire Exceptis, net of cash acquired...............        --           --     (1,286)
Payment to acquire Globeset, net of cash acquired...............        --      (25,898)    (9,462)
Payment to acquire Verifone ePS product line....................        --           --     (3,300)
                                                                 ---------  -----------  ---------
Net cash used in investing activities...........................    (1,890)     (44,479)   (21,486)
                                                                 ---------  -----------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases............................      (127)        (334)      (542)
Issuance of ordinary shares.....................................    63,247      110,611      2,501
Expenses of share issue.........................................    (3,546)      (2,692)      (105)
Repayments under bank overdraft facility........................      (388)        (465)        --
                                                                 ---------  -----------  ---------
Net cash provided by financing activities.......................    59,186      107,120      1,854
                                                                 ---------  -----------  ---------
Net increase (decrease) in cash and cash equivalents............     8,908        3,199     (7,146)
Effect of exchange rate changes on cash and cash equivalents....       263          (23)      (142)
Cash and cash equivalents at beginning of period................     1,691       10,862     14,038
                                                                 ---------  -----------  ---------
Cash and cash equivalents at end of period...................... $  10,862  $    14,038  $   6,750
                                                                 =========  ===========  =========
Supplemental disclosure of cash flow information:
 Interest paid.................................................. $       6  $        50  $      72
                                                                 =========  ===========  =========
 Taxes paid..................................................... $       3  $        66  $     102
                                                                 =========  ===========  =========
Supplemental disclosure of non-cash flow information:
 Acquisition of property and equipment under capital leases..... $     434  $       799  $      --
                                                                 =========  ===========  =========
 Non cash element of consideration for Checkline and Exceptis... $      --  $    45,035  $      --
                                                                 =========  ===========  =========

                            See accompanying notes

                              TRINTECH GROUP PLC

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization and Summary of Significant Accounting Policies

  Organization

   Trintech Group PLC is organized as a public limited company under the laws of Ireland. Trintech Group PLC and its wholly-owned subsidiaries (collectively, the "Company") operate in two market segments: electronic PoS systems that securely process card payment transactions in a physical point-of-sale ("PoS") environment and e-payment software products that enable the secure processing, accounting and reconciliation and settlement of on-line card-payment transactions over private and public networks, including the Internet. The Company also provides related development and professional services, including project management, implementation and training services. The Company's major customers, based on revenues earned, are banks and other financial transaction processors in Germany, in other European countries and the Americas.

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

  Basis of Presentation and Principles of Consolidation

   The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands, Germany, Uruguay and the United States after eliminating all material inter-company accounts and transactions. The consolidated financial statements include the results of acquired companies or businesses for the post-acquisition period.

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

                              TRINTECH GROUP PLC

   The Company uses three manufacturers for its PoS system products. While the Company has alternative manufacturing sources, if either manufacturer increased cost or ceased manufacturing the Company may not be able to rapidly obtain alternative capacity at a comparable price. Failure to obtain an adequate supply of products on a timely basis would delay product delivery to customers, which may have a material adverse effect on the Company's business and results of operations.

  Companies Acts, 1963 to 2001

   The financial information relating to Trintech Group PLC and its subsidiaries included in this document does not comprise statutory financial statements as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to the company's annual return lodged with the Registrar of Companies. The auditors have made reports without qualification under Section 193 of the Irish Companies Act, 1990 in respect of all such financial statements. A copy of the group statutory financial statements for the years ended January 31, 2000 and 2001 were annexed to the relevant annual returns, which were filed in August 2000 and October 2001, respectively. A copy of the group statutory financial statements for the year ended January 31, 2002 will be annexed to the relevant annual return in due course.

  Translation of Financial Statements of Foreign Entities

   The Euro ((Euro)) is the functional currency of the Company and the Company's subsidiaries in Ireland and Germany. The US dollar ("US$") is the functional currency of the Company's subsidiaries in the United States, Uruguay and the Cayman Islands. The United Kingdom pound sterling (Sterling) is the functional currency of the Company's UK subsidiaries. Transaction gains or losses arising on changes in the exchange rates between functional currencies and foreign currencies are included in net income (loss) for the period.

   The Company's assets and liabilities are translated to US dollars, the reporting currency, at the exchange rate at the balance sheet date. Revenues, costs and expenses are translated to US dollars at average rates of exchange prevailing during the periods. Translation adjustments arising are reported as a component of shareholders' equity. On January 1, 2002 the Irish pound and the Deutsche mark ceased to be legal currencies of Ireland and Germany and were replaced by the Euro. From that date the functional currencies of the Company, its Irish subsidiaries and its German subsidiary ceased to be the Irish pound and Deutsche mark respectively and became the Euro. The financial statements of all of the entities affected for all periods presented by the Euro have been retranslated in Euro before translation to the U.S. Dollar, the reporting currency, using the fixed exchange rates between the Irish pound or Deutsche mark and the Euro and depict the same trends as would have been presented if the entities concerned had continued to present financial statements in the currencies that were previously used.

  Revenue Recognition

   The Company's revenue is derived from product sales, license fees and charges for services.

   Product revenues are recognized at the time that persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectibility is probable.

   The Company recognizes revenue on its software licenses in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. The Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the fee is fixed and determinable; and collectibility is probable. The Company considers the fee on all

                              TRINTECH GROUP PLC
arrangements with payment terms extending beyond one year to not be fixed and determinable and revenue is recognized as payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected.

   SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company's determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence
(VSOE). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

   If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. Revenue allocated to maintenance and support is recognized ratably over the maintenance term (typically one year) and revenue allocated to training and other service elements is recognized as the services are performed.

   Service revenue is derived from customization, implementation and training services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided. Where contracts for services extend over a number of accounting periods and are not being provided on a time and materials basis the revenue is accounted for in conformity with the percentage-of-completion contract accounting method. Percentage-of-completion is measured using output measures, primarily arrangement milestones where such milestones indicate progress to completion, or input measures using the allocation of time spent to date as a proportion of total time allocated to the contract. Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. If the Company provides services that are considered essential to the functionality of the software products, both the software product revenue and service revenue are recognized in accordance with the provisions of SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.

   The Company's customers include a supplier from whom the Company has purchased goods and services for the Company's operations at or about the same time the Company has licensed its software to that organization. This transaction was separately negotiated and recorded at terms the Company considers to be arm's-length. During the year ended January 31, 2002, the Company recognized US$900,000 of software license revenues from this transaction.

  Cost of Revenue

   Cost of product revenue includes outsourced manufacturing costs, and packaging, documentation, labor and other costs associated with packaging and shipping electronic PoS system products. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived and the cost of providing after-sale support and maintenance services to customers and amortization of purchased acquired technology costs. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

                              TRINTECH GROUP PLC

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

   Based on the Company's product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through January 31, 2002, all research and development costs have been expensed.

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

   On November 13, 2001, the Company acquired VeriFone's secure payment infrastructure and Internet payment ePS product line, for total consideration of US$3.4 million. The technology is a complete e-commerce payment management solution aimed at large retailers, financial institutions, network operators and other multiple service providers. The acquisition was accounted for under the purchase method of accounting. The total purchase costs of US$3.4 million, comprising the net cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets, purchased technology of US$2.0 million and acquired customer base of US$1.0 million, and goodwill of US$459,000. The purchased technology and customer base are being amortized on a straight-line basis over their estimated useful economic life of three years.

  Other Non-current Assets

   Other non-current assets represent costs of technology which have reached technological feasibility, the fair value at date of acquisition of an assembled workforce, an acquired customer base and non-compete covenants

                              TRINTECH GROUP PLC
related to the Company's acquisitions as described in Note 19. The costs of technology have been capitalized and will be written off over their useful economic life of three years in accordance with SFAS 86. The cost associated with the non-current assets will be written off over three years. Amortization expense for the years ended January 31, 2001 and 2002, was US$1,820,000 and US$8,361,000 respectively. No amortization was charged to the statement of operations in 2000 as the acquisitions occurred subsequent to that date.

  Goodwill

   Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in various business acquisitions as described in Note
19. Amortization expense was US$6,330,000 and US$27,806,000 for the years ended January 31, 2001 and 2002 respectively. No amortization was charged to the statement of operations in fiscal 2000 as the acquisitions occurred subsequent to that date. In accordance with Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), beginning in February 2002, goodwill will no longer be amortized, but will be reviewed annually to determine if an impairment has occurred.

  Impairment of Non-current Assets and Goodwill

   The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". The Company also periodically assesses the impairment of enterprise level goodwill in accordance with the provisions of Accounting Principles Board Opinion No. 17, (APB 17), "Intangible Assets". An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

   Factors the Company considers important which could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or expected operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, a significant decline in the Company's stock price for a sustained period, and the Company's market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company measures any impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company's current business model.

   During the year ended January 31, 2002, the company recognized other non-current asset impairments, principally a non compete covenant and purchased technology, of US$1,562,000 and goodwill impairment of US$36,540,000.

  Property and Equipment

   Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of the assets as follows:

 Motor vehicles, computer and office equipment, furniture and fixtures 3 years

  Net Income (Loss) per Ordinary Share

   Basic and diluted loss per share is calculated in accordance with statement of Financial Accounting Standards No. 128 "Earnings per Share" ("Statement 128").

                              TRINTECH GROUP PLC

  Concentration of Credit Risk

   The Company sells its products primarily to banks and financial transaction processors throughout the world. While a small number of customers have historically accounted for a significant portion of the Company's revenue, management believes that these customers are credit worthy and, accordingly, minimal credit risk exists with respect to these customers. The Company performs ongoing credit evaluations on its customers and maintains reserves for potential credit losses. Generally such losses have been within management's expectations. In the third quarter of fiscal 2002, the company recorded a US$1.25 million restructuring charge related to the restructuring of the UK business. The charge is primarily a write down of receivables. The Company had an allowance for doubtful accounts of approximately US$1,327,000 and US$1,036,000 at January 31, 2001 and 2002 respectively. The Company generally requires no collateral from its customers.

   The Company invests its excess cash in low-risk, short-term deposit accounts with high credit-quality banks in the United States, Germany and Ireland. At January 31, 2002, US$47,976,000 was invested in marketable securities held for trading purposes, comprised of US$27,751,000 in corporate bonds and US$20,225,000 in U.S. government agency securities, under the management of a financial institution. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

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

   In September 1999, in connection with the appointment of the Chief Operating Officer, the Company issued 20,000 options at less than the fair market value at the date of grant. The options vest equally in January 2001 and January 2002. For the years ended January 31, 2001 and 2002, the Company recognized compensation expense of US$100,000 in each year.

   The Company has followed the provisions of FASB Statement Number 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and EITF 96-18 "Accounting for Equity instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", in accounting for warrants and options issued to non-employees. The Company has adopted the fair value method as prescribed by SFAS 123 in determining the fair value of the warrants and options issued and the resultant compensation expense. The Company has recognized compensation expense of US$2,148,000, US$5,144,000 and US$665,000 during the years ended January 31, 2000, 2001 and 2002 respectively in respect of options issued to non-employees. In May 2000, we revised these option grants to be immediately exercisable so that in future periods the non-cash compensation charge is fixed on a quarterly basis.

   In November 2000, in connection with the acquisition of Exceptis, the company exchanged unvested options in that entity for Trintech options. The company recorded US$35,000 and US$75,000 in stock compensation related to these options in the years ended January 31, 2001 and 2002 respectively.

  Advertising and Promotion Expense

   All costs associated with advertising are expensed as incurred. Advertising and promotion expense was US$1,125,000, US$1,438,000 and US$1,539,000 for the years ended January 31, 2000, 2001 and 2002, respectively.

  Inventories

   Inventories are stated at the lower of cost or market value.

  Warranty Reserves

   The Company maintains reserves for future warranty claims arising from past sales of product. The Company makes provision for such costs when revenue is recorded from product sales.

  Recent Accounting Pronouncements

   The Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") in June 1998. SFAS 133, which requires all derivative Instruments to be recognized as either assets or liabilities on the balance sheet at their fair value, provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. As amended, this statement is effective for fiscal years beginning after June 15, 2000 and therefore applied to the Company from the first quarter of fiscal 2002. Application of the new rules had no material impact on the consolidated financial statements of the Company as it had no derivative or hedging transactions in fiscal 2002.

                              TRINTECH GROUP PLC

   In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations and it requires business combinations in the scope of this Statement to be accounted for using the purchase method of accounting and eliminates pooling of interests accounting. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The adoption of this Statement did not have a material effect on our consolidated financial position, results of operations, or cash flows.

   In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other acquired assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. With the adoption of this Statement, goodwill and other intangible assets with indefinite lives are no longer subject to amortization over their estimated useful lives. Goodwill and other intangible assets with indefinite lives will be assessed for impairment each year and upon the occurrence of certain events using the fair-value-based test. This Statement becomes effective December 15, 2001. We will apply the new rules on accounting for goodwill and other intangible assets beginning in our first quarter of fiscal 2003. We will reclassify non-current assets relating to assembled workforces of US$1.5 million to goodwill on February 1, 2002, and cease to amortize goodwill of US$20.5 million. Application of the non amortization provisions of SFAS No. 142 is expected to result in a reduction in expenses of US$10.9 million and approximately US$0.18 per ADS for fiscal 2003.

   In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". SFAS No. 143 addresses financial accounting and reporting for the retirement obligation of an asset. This statement states that companies should recognize the asset retirement cost, at its fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. The Statement will be effective for fiscal years beginning after June 15, 2002.

   In August 2001, the FASB, issued SFAS, No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The Statement will be effective for fiscal years beginning after December 15, 2001. The adoption of this Statement is not expected to have a material effect on our consolidated financial position, results of operations, or cash flows.

   In November 2001, the Emerging Issues Task Force finalized Issue No. 01-09, "Accounting for consideration given by a vendor to a customer (including a reseller of the vendor's products)", which states, among other provisions, that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price and, therefore, should be characterized as a reduction in revenue. That presumption may be overcome upon meeting certain conditions, in which case the consideration should be characterized as a cost. We adopted the provisions of Issue No. 01-09 during the fourth quarter of fiscal 2002, and the adoption did not have a significant impact on our financial position or results of operations.

                              TRINTECH GROUP PLC

2.  Marketable Securities

   Marketable securities are considered to be trading securities per SFAS 115 and are carried on the balance sheet at their market value.

                                                   As of January 31, 2001
                                                 ---------------------------
                                                          Unrealized Market
                                                   Cost      Gain    Value
                                                 -------  ---------- -------
                                                 (U.S. dollars in thousands)
    U.S. Government Agency Securities........... $41,120     $131    $41,251
    Corporate bonds.............................  46,003      134     46,137
                                                 -------     ----    -------
       Total.................................... $87,123     $265    $87,388
                                                 =======     ====    =======

                                                   As of January 31, 2002
                                                 ---------------------------
                                                          Unrealized Market
                                                   Cost      Gain    Value
                                                 -------  ---------- -------
                                                 (U.S. dollars in thousands)
    U.S. Government Agency Securities........... $20,217     $  8    $20,225
    Corporate bonds.............................  27,698       53     27,751
                                                 -------     ----    -------
       Total.................................... $47,915     $ 61    $47,976
                                                 =======     ====    =======

   The change in unrealized gains (losses) included in net income (loss) is as follows:

                                                       Year ended January 31,
                                                     --------------------------
                                                       2000      2001    2002
                                                     ----       ----     -----
                                                     (U.S. dollars in thousands
   Unrealized (loss) gain at beginning of year...... $ (2)      $325    $ 265
   Included in income (loss) for the year...........  327        (60)    (204)
                                                       ----      ----    -----
   Unrealized gain at end of year................... $325       $265    $  61
                                                       ====      ====    =====

3.  Revolving Credit Facility: Bank Overdraft Facility and Overdrafts

   The Company has agreed an unsecured overdraft facility of Euro 2.5 million (approximately US$2.2 million) from Bank of Ireland. Advances under this facility will bear interest at the Bank's Prime overdraft rate, 3.93% as at January 31, 2002. The facility will become effective during the first quarter of fiscal 2003. As of January 31, 2002 there was US$0 outstanding under the facility. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand.

4.  Inventories

                                                   Year ended January 31,
                                                 ---------------------------
                                                      2001          2002
                                                     ------        ------
                                                 (U.S. dollars in thousands)
    Raw materials............................... $  110         $  223
    Finished goods..............................  1,514          3,232
                                                     ------        ------
       Total.................................... $1,624         $3,455
                                                     ======        ======

                              TRINTECH GROUP PLC

5.  Foreign Exchange Contracts and Fair Value of Financial Instruments

   At January 31, 2001 and 2002, the Company had no Foreign Exchange contracts.

                                              Year ended January 31,
                                         ---------------------------------
                                               2001             2002
                                         ---------------- ----------------
                                         Carrying  Fair   Carrying  Fair
                                          Amount   Value   Amount   Value
                                         -------- ------- -------- -------
                                            (U.S. dollars in thousands)
      Non Derivatives
      Cash and cash equivalents......... $14,038  $14,038 $ 6,750  $ 6,750
      Marketable Securities trading..... $87,388  $87,388 $47,976  $47,976

      Derivatives
      Foreign currency forward contracts $    --  $    -- $    --  $    --

   The carrying amounts in the table are included in the statements of financial position under the indicated captions.

6.  Operating Lease Commitments

   The Company's significant operating leases are for the premises in Dublin, Ireland; Frankfurt, Germany; San Mateo, California; Austin, Texas; Dallas, Texas; and London, United Kingdom. In Dublin, the Company leases its new corporate headquarters from John and Cyril McGuire, officers and directors of the Company. These new facilities are held under two leases expiring in 2023 and 2025, with rent reviews every five years and options to exit in 2007 and 2009, respectively. The rent paid by the company was determined after completion of a survey of the rental market, and the terms of the lease are no less favorable than those that could be obtained in arms-length transactions. The Frankfurt facilities are held under two leases expiring in 2002 and 2004. The San Mateo facility is under a 5 year lease which expires in 2004. The Austin facility is under a ten year lease which expires in 2010. The Dallas facility is under a seven year lease which expires in 2006. The London facility is under a five year lease which expires in 2005. Rent expense, which does not include the expense for facilities that the Company does not occupy was approximately, US$1,236,000, US$1,742,000 and US$2,796,000 for the years ended January 31, 2000, 2001, and 2002, respectively. For the year ended January 31, 2002, lease abandonment costs totaled US$4.2 million.

   Under the terms of the lease agreements for the San Mateo, Austin and Dallas premises, the Company is required to provide security deposits in the form of a letter of credit for $161,000, $3.5 million and $182,000, respectively, through the term of the respective leases. The amount of the letters of credit issued is guaranteed with certificates of deposit, maintained with the issuing bank as security, and are classified as restricted cash on the Consolidated Balance Sheets.

   Operating lease payments in the table below represent future minimum payments for all properties currently leased by the Company, including abandoned properties. Future minimum payments for abandoned properties total US$32.8 million at January 31, 2002 of which the Company has estimated it will incur US$4.2 million in costs over the remaining period of the subleases in excess of sublease income. The estimated costs of abandoning these leased facilities, including estimated costs to sublease, were based on market information trend analyses.

                              TRINTECH GROUP PLC

                                                       Future
                                                      Minimum   Future
                                                       Lease   Sublease
                                                      Payments  Income
                                                      -------- --------
                                                      (U.S. dollars in
                                                         thousands)
         Year ending January 31,
            2003..................................... $ 6,837  $ 2,712
            2004.....................................   6,518    2,607
            2005.....................................   6,069    2,601
            2006.....................................   5,213    2,365
            2007.....................................   4,772    1,397
            Thereafter...............................  16,464    4,350
                                                      -------  -------
            Total minimum lease payments outstanding. $45,873  $16,032
                                                      =======  =======

   Provisions for abandonments relating to future minimum lease payments of US$2.2 million, US$1.9 million and US$95,000 are included in other accrued liabilities for the year ending January 31, 2003 and in provision for lease abandonments for the years ending January 31, 2004 and 2005, respectively.

7.  Capital Leases

   The following is an analysis of the property acquired under capital leases, and included in property and equipment, by major classes:

                                               Asset balances at
                                                  January 31,
                                               ----------------
                                                2001     2002
                                               ------   -------
                                               (U.S. dollars in
                                                  thousands)
                Computers and office equipment $1,739   $ 1,589
                Motor vehicles................     80        80
                Fixtures and fittings.........    154       101
                                               ------   -------
                   Total cost.................  1,973     1,770
                Accumulated depreciation......   (554)   (1,133)
                                               ------   -------
                   Total, net................. $1,419   $   637
                                               ======   =======

   The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of January 31, 2002 (U.S. dollars in thousands):

             Year ending January 31,
                2003.................................... $418
                2004....................................  167
                2005....................................  140
                2006....................................    4
                                                         ----
                Total minimum lease payments............  729
                Less: Amount representing interest......  (52)
                                                         ----
             Present value of net minimum lease payments $677
                                                         ====

                              TRINTECH GROUP PLC

   The current portion and non-current portion of present value of net minimum lease payments as of January 31, 2002 was US$386,000 and US$291,000, respectively.

8.  Property and Equipment

   Property and equipment consist of the following:

                                                  Year ended
                                                  January 31,
                                               ----------------
                                                2001     2002
                                               -------  -------
                                               (U.S. dollars in
                                                  thousands)
               Computers and office equipment. $ 8,705  $ 9,542
               Motor vehicles.................     277      229
               Fixtures and fittings..........   2,145    2,800
                                               -------  -------
                  Total cost..................  11,127   12,571
               Accumulated depreciation.......  (4,409)  (7,185)
                                               -------  -------
                  Property and equipment, net. $ 6,718  $ 5,386
                                               =======  =======

9.  Other Non-Current Assets

   Other non-current assets consist of the following:

                                                            Year ended
                                                           January 31,
                                                        -----------------
                                                         2001      2002
                                                        -------  --------
                                                         (U.S. dollars in
                                                            thousands)
      Purchased technology............................. $12,887  $ 14,856
      Acquired customer base...........................   6,413     7,385
      Assembled workforce..............................   2,550     2,550
      Non-compete covenants............................   2,492     2,492
                                                        -------  --------
         Total......................................... $24,342  $ 27,283
      Less: Accumulated amortization and impairment....  (1,820)  (11,743)
                                                        -------  --------
         Total Net..................................... $22,522  $ 15,540
                                                        =======  ========

10.  Other Accrued Liabilities

   Other accrued liabilities consist of the following:

                                                         Year ended
                                                        January 31,
                                                      ----------------
                                                        2001    2002
                                                      -------  -------
                                                      (U.S. dollars in
                                                         thousands)
         Provision for lease abandonment............. $ 3,562  $ 1,511
         Deferred consideration......................   4,819    2,840
         Other.......................................   9,184    6,280
                                                      -------  -------
            Total.................................... $17,565  $10,651
                                                      =======  =======

                              TRINTECH GROUP PLC

11.  Shareholders' Equity and Redeemable Convertible Preference Shares

   The Company's authorized share capital comprises 100,000,000 Ordinary shares of US$0.0027 par value per share and 10,000,000 Series B Preference Shares of US$0.0027 par value per share, which may be issued with such special, qualified, preferred, deferred or other rights or privileges or conditions as to capital, dividends, rights of voting or other matters as the Directors may decide.

   Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish company law. There were no dividends declared or payable by the Company in any of the years presented. At January 31, 2000, 2001 and 2002 the Company did not have any profits available for distribution.

   During 1998, in connection with the issuance of the Series A Redeemable Convertible Preference Shares and certain strategic marketing agreements with VISA International, the Company issued a warrant to purchase 250,000 of the Company's Ordinary Shares at a price of US$6 per share. The warrant was fully exercised in May 2000. The Company has determined the fair value of the warrant at the time of issuance using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 6%; dividend yields of 0%; volatility factors of the expected market price of the Company's ordinary shares of 0.325; and a weighted-average expected life of the option of two years. The determined value of the warrant was debited to prepaid expenses and other current assets and was charged to marketing expenses over the two year term of the strategic marketing agreement. The Company amortized US$80,000 of the value of the warrant to sales and marketing expense in the year ended January 31, 2000.

   During 1999, in connection with a strategic alliance with MasterCard, the Company issued options to purchase 50,000 shares of the Company's Ordinary Shares at prices ranging from US$11.55 to US$12.50. The options originally vested eighteen months from the date of grant and expire two years from the date of issuance. In May 2000, we revised these option grants to be immediately exercisable so that in future periods the non-cash compensation charge is fixed on a quarterly basis. The Company recorded US$587,000, US$865,000 and US$242,000 in stock compensation related to these options in the years ended January 31, 2000, 2001 and 2002, respectively.

   Also in 1999, in connection with the formation of the Company's Advisory Board, the Company issued options to purchase 60,000 shares of the Company's Ordinary Shares at an exercise price of US$11.36 to each of the three Advisory Board Members. The options originally vested ratably over four years and expire after seven years from the date of grant. In May 2000, we revised these option grants to be immediately exercisable so that in future periods the non-cash compensation charge is fixed on a quarterly basis. The Company recorded US$1,481,000, US$4,279,000 and US$423,000 in stock compensation related to these options in the years ended January 31, 2000, 2001 and 2002, respectively.

   On March 10, 2000 the Company effected a two-for-one split of its issued and outstanding ADSs. Basic and diluted net (loss) per equivalent ADS is therefore calculated using twice the weighted average number of ordinary shares outstanding during the period.

   In November 2000, in connection with the acquisition of Exceptis, the company exchanged unvested options in that entity for Trintech options, the company recorded US$35,000 and US$75,000 in stock compensation related to these options in the years ended January 31, 2001 and 2002 respectively.

                              TRINTECH GROUP PLC

12.  Net Income (Loss) Per Ordinary Share

                                                                             Year ended January 31,
                                                               -------------------------------------------------
                                                                    2000              2001            2002
                                                                 -----------       -----------     -----------
                                                               (U.S. dollars in thousands, except per share data
Numerator:
Numerator for basic and diluted net Income (loss) per ordinary
  share--Income (loss) available to ordinary shareholders..... $   (12,111)      $   (32,572)    $  (100,039)
                                                                 -----------       -----------     -----------
Denominator:
Denominator for basic earnings per Share--weighted average
  Ordinary Shares.............................................  19,309,964        27,704,705      30,341,559
Effect of employee stock options..............................          --                --              --
                                                                 -----------       -----------     -----------
Denominator for diluted net income (loss) per Ordinary Share..  19,309,964        27,704,705      30,341,559
                                                                 -----------       -----------     -----------
Basic net income (loss) per Ordinary Share.................... $     (0.63)      $     (1.18)    $     (3.30)
                                                                 -----------       -----------     -----------
Diluted net income (loss) per Ordinary Share.................. $     (0.63)      $     (1.18)    $     (3.30)
                                                                 -----------       -----------     -----------
ADS used in computing basic net income (loss) per equivalent
  ADS.........................................................  38,619,928        55,409,410      60,683,118
                                                                 -----------       -----------     -----------
ADS used in computing diluted net income (loss) per equivalent
  ADS.........................................................  38,619,928        55,409,410      60,683,118
                                                                 -----------       -----------     -----------
Basic net income (loss) per ADS............................... $     (0.31)      $     (0.59)    $     (1.65)
                                                                 -----------       -----------     -----------
Diluted net income (loss) per ADS............................. $     (0.31)      $     (0.59)    $     (1.65)
                                                                 -----------       -----------     -----------

13.  Employee Benefit Plans

   The Company has elected to follow Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees", ("APB 25") and related interpretations in accounting for its stock options. Under APB 25, the Company has not recognized compensation expense during the year ended January 31, 2000, as the Company believes the exercise price of the Company's share options at the date of grant was equal to or greater than the estimated fair value of the underlying shares on the date of grant. In September 1999, in connection with the appointment of the Chief Operating Officer, the Company issued 20,000 options at less than the fair market value at the date of grant. The options vest equally in January 2001 and January 2002. For the years ended January 31, 2001 and 2002, the Company recognized compensation expense of US$100,000 in each year.

   The Company has the following active stock option and purchase plans, Trintech Group PLC 1997 Share Option Scheme, the Trintech Group PLC Directors and Consultants Share Option Scheme, the 1999 Employee Savings Related Share Option Scheme and the 1999 Employee Share Purchase Plan, (the Stock Plans). There are 6,000,000 Shares (12,000,000 equivalent ADSs) available to be issued collectively under the Stock Plans. If an Option expires or is cancelled for any reason without having been fully exercised or vested, the unvested or cancelled Shares will continue to be available for future grant under the Stock Plans.

   The Trintech Group PLC 1997 Share Option Scheme (the "1997 Plan"), which provides for the grant of options to purchase Ordinary Shares of the Company, was approved by the Company's Board of Directors and was subsequently amended. Under the 1997 Plan, non-temporary employees and executive directors holding salaried employment or office with the Company or any subsidiary companies are eligible to participate in the 1997 Plan. All options granted have a seven-year term and generally commence vesting at a rate of one twelfth of the total per quarter for each of the quarters in the three years commencing on the anniversary date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

                              TRINTECH GROUP PLC

   In November 2001, the Board of Directors of the Company approved an offer to exchange all outstanding unexercised options held by eligible employees granted under the 1997 Trintech Group PLC Share Option Scheme for new options to be granted under the 1997 Trintech Group PLC Share Option Scheme. Under the offer, employees were given the opportunity, if they chose, to cancel outstanding stock options previously granted to them in exchange for an equal number of replacement options to be granted at a future date, at least six months and a day from the cancellation date, which was December 12, 2001. No members of the Board of Directors or officers of the Company were eligible to participate in the offer. Under the terms of the offer, the Company has accepted for cancellation options to purchase 658,862 Ordinary Shares (1,317,724 equivalent
ADS). Subject to the terms and conditions of the offer, the Company will grant new options to subscribe to or purchase an aggregate of 658,862 Ordinary Shares (1,317,724 equivalent ADS) sometime on or after June 17, 2002.

   During 1998, the Company's Board of Directors and shareholders approved the Directors and Consultants Share Option Scheme which provides for the grant of options to purchase Ordinary Shares of the company, to non-employee directors and consultants of the Company. All options granted have a seven-year term and are generally exercisable at date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

   In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 employee savings related share option scheme for our Irish employees. The 1999 savings related scheme applies to all of the Company's qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of ordinary shares on the last day on which the ordinary shares were traded before grant. Participants must enter into approved savings arrangements the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2002 no shares had been issued under this scheme.

   Also in August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 employee share purchase plan for Trintech's U.S. employees. The 1999 share purchase plan is intended to qualify under
Section 423 of the Code and contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year.

   The 1999 share purchase plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant's compensation. As of January 31, 2002, 58,616 Ordinary Shares (117,232 equivalent ADS) had been issued under this plan.

   Pro forma information regarding net income is required by FASB Statement Number 123, "Accounting for Stock-Based Compensation", ("SFAS 123"), and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2000, 2001 and 2002: risk free interest rate of 6%, 5% and 4% respectively; dividend yields of 0%; volatility factors of the expected market price of the Company's ordinary shares of 0.001 (to approximate to the minimum value method appropriate for non-public companies) for options granted prior to the initial public offering, for options granted following the initial public offering in fiscal 2000 of .4, ..5 for fiscal 2001 and 1 for fiscal 2002, and a weighted-average expected life of the option of three years for fiscal 2000 and four years for fiscal 2001 and 2002.

                              TRINTECH GROUP PLC

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows for the years ended January 31 (in thousands of U.S. dollars):

                                                     Year ended January 31,
                                                 -----------------------------
                                                   2000      2001      2002
                                                 --------  --------  ---------
 Pro forma net income (loss).................... $(12,835) $(37,023) $(102,892)
                                                 ========  ========  =========
 Pro forma net income (loss) per ordinary share
   Basic and diluted............................ $  (0.66) $  (1.34) $   (3.39)
 Pro forma net income (loss) per equivalent ADS
   Basic and diluted............................ $  (0.33) $  (0.67) $   (1.70)

   A summary of the Company's stock option activity and related information for the years ended January 31, 2000, 2001 and 2002 follows:

                             January 31, 2000          January 31, 2001           January 31, 2002
                         ------------------------- ------------------------- --------------------------
                                      Weighted-                 Weighted-                  Weighted-
                                       average                   average                    average
                          Options   exercise price  Options   exercise price  Options    Exercise price
                         ---------  -------------- ---------  -------------- ----------  --------------
Outstanding at beginning
  of year............... 1,486,681      $ 3.40     3,611,327      $11.96      4,233,919      $19.16
Granted and assumed..... 2,471,358       16.36     1,391,417       39.22      1,912,960        3.86
Cancelled...............  (281,033)       7.45      (379,433)      39.26     (1,630,972)      26.88
Exercised...............   (65,679)       2.41      (389,392)       4.90       (362,199)       2.64
                         ---------      ------     ---------      ------     ----------      ------
Outstanding at end of
  year.................. 3,611,327      $11.96     4,233,919      $19.16      4,153,708      $10.54
                         =========      ======     =========      ======     ==========      ======
Exercisable at end of
  year..................   438,116      $ 3.79     1,019,564      $ 8.56      1,388,442      $11.96
                         =========      ======     =========      ======     ==========      ======

                                                 January 31, 2000      January 31, 2001      January 31, 2002
                                               --------------------- --------------------- --------------------
                                                        Weighted-             Weighted-            Weighted-
                                               Fair      average     Fair      average     Fair     Average
                                               Value  exercise price Value  exercise price Value Exercise price
                                               ------ -------------- ------ -------------- ----- --------------
Weighted-average fair value of options granted
  during the year for options whose exercise
  price equals the market price of the
  Ordinary Shares on the date of grant........ $ 3.91     $16.36     $18.32     $39.22     $2.72     $3.86
Weighted-average fair value of options granted
  during the year for options whose exercise
  price was less than the market price of the
  Ordinary Shares on the date of grant........ $10.00     $ 1.56     $   --     $   --     $  --     $  --

                              TRINTECH GROUP PLC

   Exercise prices for options outstanding as of January 31, 2002 ranged from US$0.72 to US$100.10 per share. The breakdown of outstanding options at January 31, 2002 by price range is as follows:

                           Weighted average      Options     Options
         Price range    Remaining life (years) Outstanding Exercisable
         -----------    ---------------------- ----------- -----------
         $ 0.72--  3.29          5.36             648,495     247,779
         $ 3.30--  3.64          6.64             890,666      18,446
         $ 3.65-- 11.34          5.37             674,046     185,416
         $11.35-- 11.39          4.41             753,474     438,767
         $11.40-- 19.99          5.06             693,444     338,977
         $20.00--100.10          5.64             493,583     159,057
                                                ---------   ---------
                                                4,153,708   1,388,442
                                                =========   =========

   Options have been granted in US dollars since September 1999, previously options were granted in Irish pounds. The U.S. dollar equivalents for disclosure above have been determined using the U.S. dollar rate at the date of each grant.

14.  Income Taxes

   Income (loss) before provision for income taxes consists of the following:

                                                Year ended January 31,
                                             ----------------------------
                                               2000      2001      2002
                                             --------  --------  --------
                                              (U.S. dollars in thousands)
     Ireland................................ $(16,172) $(40,089) $(95,525)
     Foreign................................    4,064     7,899    (4,429)
                                             --------  --------  --------
            Total........................... $(12,108) $(32,190) $(99,954)
                                             ========  ========  ========

   The provision for income taxes consists of the following:

                                                       Year ended January 31,
                                                     ---------------------------
                                                       2000       2001     2002
                                                     ----       ----      ----
                                                     (U.S. dollars in thousands)
  Current:..........................................
     Ireland........................................ $ 3        $ 60      $42
     Foreign........................................  --         322       43
                                                     ---          ----    ---
         Total current.............................. $ 3        $382      $85
                                                     ===          ====    ===

  Deferred:
     Ireland........................................ $--        $ --      $--
     Foreign........................................  --          --       --
                                                     ---          ----    ---
         Total deferred............................. $--        $ --      $--
                                                     ===          ====    ===
            Total provision for income taxes........ $ 3        $382      $85
                                                     ===          ====    ===

                              TRINTECH GROUP PLC

   The provision for income taxes differs from the amount computed by applying the statutory income tax rate to income before taxes. The sources and tax effects of the differences are as follows:

                                                   Year ended January 31,
                                                 --------------------------
                                                  2000     2001      2002
                                                 -------  -------  --------
                                                 (U.S. dollars in thousands)
    Income taxes computed at the Irish statutory
      income tax rate of 27.66% for 2000, 23.66%
      for 2001 and 19.66% for 2002.............. $(3,349) $(7,616) $(19,651)
    Income (losses) from Irish manufacturing
      operations relieved at lower rates........   2,456    3,395     2,104
    Income (losses) (relieved at) subject to
      higher rates of tax.......................     707       92        53
    Operating losses utilized...................  (1,530)      --        --
    Operating losses not utilized...............   1,737    2,766     3,296
    Income not subject to tax...................  (1,003)  (2,005)     (506)
    Non-deductible expenses.....................     345    2,301    14,641
    Non-deductible stock compensation...........     640    1,449       148
                                                 -------  -------  --------
           Total provision for income taxes..... $     3  $   382  $     85
                                                 =======  =======  ========

                                             Year ended January 31,
                                           --------------------------
                                             2000     2001     2002
                                           -------   -------  -------
                                           (U.S. dollars in thousands)
          Deferred tax assets
          Net operating loss carryforwards $ 3,305   $ 4,475  $ 8,243
                                           -------   -------  -------
          Total deferred tax assets.......   3,305     4,475    8,243
          Valuation allowance.............  (3,305)   (4,475)  (8,243)
                                           -------   -------  -------
          Net deferred tax assets......... $    --   $    --  $    --
                                           =======   =======  =======

   At January 31, 2002, the Company had Irish manufacturing, U.S. net operating loss and UK net operating loss carryforwards of approximately US$58,170,000, US$4,220,000 and US$2,460,000, respectively. The utilization of these net operating loss carryforwards is limited to the future profitable operations of the Company in the related tax jurisdictions in which such carryforwards arose. The Irish and U.K. losses carry forward indefinitely. The U.S. loss carryforwards will expire between 2014 and 2022 if not previously utilized. 100% valuation allowances have been provided against the net operating loss carryforwards because of the history of operating losses in the related tax jurisdictions.

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

                          Year ended January 31, 2000
                          (U.S. dollars in thousands)

                                             Licenses  Segments   All    Consolidated
                                    Product & Services  Total    Other      Total
                                    ------- ---------- -------- -------  ------------
Revenue............................ 18,457    11,787    30,244       --     30,244
Cost of Sale....................... 12,034     3,973    16,007    1,250     17,257
Gross Profit.......................  6,423     7,814    14,237   (1,250)    12,987
Operating Expenses.................  3,410    14,770    18,180    8,965     27,145
Operating Profit (Loss)............  3,013    (6,956)   (3,943) (10,215)   (14,158)
Non-operating Income (expense), net     --        --        --    2,047      2,047
                                    ------    ------    ------  -------    -------
Net Income (Loss)..................  3,013    (6,956)   (3,943)  (8,168)   (12,111)
                                    ------    ------    ------  -------    -------
Segment Assets.....................  4,695     3,944     8,639   65,656     74,295
                                    ======    ======    ======  =======    =======

                          Year ended January 31, 2001
                          (U.S. dollars in thousands)

                                             Licenses  Segments   All    Consolidated
                                    Product & Services  Total    Other      Total
                                    ------- ---------- -------- -------  ------------
Revenue............................ 22,288    26,752    49,040       --     49,040
Cost of Sale....................... 15,110     9,106    24,216    2,399     26,615
Gross Profit.......................  7,178    17,646    24,824   (2,399)    22,425
Operating Expenses.................  7,845    33,816    41,661   19,660     61,321
Operating Profit (Loss)............   (667)  (16,170)  (16,837) (22,059)   (38,896)
Non-operating Income (expense), net     --        --        --    6,324      6,324
                                    ------   -------   -------  -------    -------
Net Income (Loss)..................   (667)  (16,170)  (16,837) (15,735)   (32,572)
                                    ------   -------   -------  -------    -------
Segment Assets.....................  9,249    11,436    20,685  215,779    236,464
                                    ======   =======   =======  =======    =======

                              TRINTECH GROUP PLC

                          Year ended January 31, 2002
                          (U.S. dollars in thousands)

                                       Licenses  Segments   All    Consolidated
                              Product & Services  Total    Other      Total
                              ------- ---------- -------- -------  ------------
Revenue...................... 26,104    42,237    68,341       --      68,341
Cost of Sale................. 19,476     9,208    28,684    9,921      38,605
Gross Profit.................  6,628    33,029    39,657   (9,921)     29,736
Operating Expenses...........  7,529    36,512    44,041   89,133     133,174
Operating Profit (Loss)......   (901)   (3,483)   (4,384) (99,054)   (103,438)
Non-operating Income
  (expense), net.............     --        --        --    3,399       3,399
                              ------    ------    ------  -------    --------
Net Income (Loss)............   (901)   (3,483)   (4,384) (95,655)   (100,039)
                              ------    ------    ------  -------    --------
Segment Assets............... 11,336     7,844    19,180  104,078     123,258
                              ======    ======    ======  =======    ========

   The Company only reports direct operating expenses under the control of the Chief Operating Decision Maker in the Segmental Information disclosed. The Company does not report indirect operating expenses, depreciation and amortization, impairment, interest income (expense), income taxes, capital expenditures, or identifiable assets by industry segment, other than inventories and accounts receivable, to the Chief Executive Officer.

   The following tables reconcile segment income (loss) before income taxes to consolidated income (loss) before income taxes and segment assets to consolidated total assets.

                                                 Year ended January 31,
                                              ----------------------------
                                                2000      2001      2002
                                              --------  --------  --------
                                               (U.S. dollars in thousands)
     Total income (loss) before taxes for
       reportable segments................... $ (3,943) $(16,837) $ (4,384)
     Unallocated amounts:
        Central overheads....................   (7,938)   (5,546)  (21,404)
        Depreciation and amortization........   (2,277)  (16,513)  (77,650)
        Interest income (expense), net.......    1,208     6,855     2,961
        Exchange (loss) gain, net............      842      (149)      523
                                              --------  --------  --------
        Income (loss) before income taxes.... $(12,108) $(32,190) $(99,954)
                                              --------  --------  --------
     Total assets for reportable segments....    8,639    20,685    19,180
     Unallocated amounts:
        Cash.................................   10,862    14,038     6,750
        Restricted cash......................       --     3,622     5,369
        Marketable securities................   48,830    87,388    47,976
        Value added taxes....................      192       290       533
        Prepaid expenses and other current
          assets.............................    1,332     5,427     3,523
        Property and equipment, net..........    3,190     6,718     5,386
        Software development costs...........    1,250        --        --
        Other non-current assets.............       --    22,522    15,540
        Goodwill.............................       --    75,774    19,001
                                              --------  --------  --------
            Total Assets..................... $ 74,295  $236,464  $123,258
                                              ========  ========  ========

                              TRINTECH GROUP PLC

   The distribution of net revenue by geographical area was as follows:

                                                            January 31,
                                                    ---------------------------
                                                      2000     2001      2002
                                                    -------  --------  -------
                                                    (U.S. dollars in thousands)
 Germany...........................................  18,005    23,790   26,711
 United States of America..........................   3,600     8,302   21,371
 Ireland...........................................   3,085     2,193    2,384
 Europe (excluding Germany and Ireland)............   2,640     8,172   12,788
 Rest of World (excluding United States of America)   2,914     6,583    5,087
                                                    -------  --------  -------
        Total...................................... $30,244  $ 49,040  $68,341
                                                    =======  ========  =======

                                                            January 31,
                                                    ---------------------------
                                                      2000     2001      2002
                                                    -------  --------  -------
                                                    (U.S. dollars in thousands)
 Long Lived Assets:
 Country of Domicile:
    Ireland........................................ $ 3,233  $101,807  $38,053
 Foreign Countries:
    United States..................................   1,026     2,489    1,047
    Germany........................................     181       281      198
    Other..........................................      --       437      629
                                                    -------  --------  -------
        Total...................................... $ 4,440  $105,014  $39,927
                                                    =======  ========  =======

16.  Government Grants and Related Loans

   Under employment agreements between the Company and Enterprise Ireland (the Irish Development Authority, Forbairt) the Company has offset against related payroll expense amounts of US$10,000 in the year ended January 31, 2000 and US$nil in the years ended January 31, 2001 and 2002. Under the terms of the agreements between the Company and Enterprise Ireland, these grants may be repaid to Enterprise Ireland in certain circumstances, principally the failure to maintain the related jobs for a period of five years from the payment of the first installment of the related employment grant. The Company has complied with the terms of the grant agreements through January 31, 2002.

   Under research and development agreements between the Company and Enterprise Ireland the Company has offset US$174,000 against related research and development expenditure for the year ended January 31, 2000 and US$nil for the years ended January 31, 2001 and 2002. Under the terms of the agreements between the Company and Enterprise Ireland, these grants may be repaid to Enterprise Ireland in certain circumstances, principally the disposal by the Company of intellectual property arising from the grant aided research and development. The Company has not disposed of any such intellectual property through January 31, 2002.

   In the year ended January 31, 2000 the Company received US$100,000 in the form of non-interest bearing loans which are repayable at rates linked to future revenues earned in the related markets. The loans are repayable at a rate of 1.4% of total export sales in the period January 1999 to December 2001, payments commenced in January 2000 and end in July 2002. If the repayments calculated as a percentage of sales are not sufficient to repay the loans in full Enterprise Ireland may write off the balance provided they are satisfied with the information provided about the sales achieved. The Company has credited all such loan amounts to the balance sheet liability account "Government Grants repayable and related loans" as the Company believes such loans will be repaid in full.

                              TRINTECH GROUP PLC

17.  Selected Statement of Operating Data

   The following customers accounted for more than 10% of revenue in any one of the years ended January 31, 2000, 2001 and 2002 respectively.

                                                Year Ended January 31
                                                --------------------
                                                2000        2001 2002
                                                ----        ---- ----
                Deutsche Verkehrs Bank Zentrale  11%          6%  12%
                                                 --          --   --
                Fiducia........................   1%          7%  10%
                                                 --          --   --
                Which..........................  20%         12%   4%
                                                 --          --   --

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

   The amount of dividends included in compensation expenses are as follows:

                               Year ended January 31,
                             ---------------------------
                               2000        2001    2002
                             ----        ----     ----
                             (U.S. dollars in thousands)
                             312         209      154
                             ---         ---      ---

   As described in Note 6 the Company leases its corporate headquarters in Dublin, Ireland from John and Cyril McGuire, officers and directors of the Company. The rent paid by the company was determined after completion of a survey of the rental market, and the terms of the leases are no less favorable than those that could be obtained in arms-length transactions

   The Company has a strategic relationship with VISA International covering Europe, the United States, Latin America and the Asia Pacific region. VISA markets and recommends certain of the Company's products throughout the world. Member organizations of VISA license products from the Company. In August 1998 VISA International subscribed US$1,500,000 for 250,000 of the Series A Redeemable Convertible Preference Shares and in September 1998 appointed a representative to the board of directors under the subscription agreement. This right of appointment of a director was terminated on the completion of the company's initial public offering in September 1999. In addition, in August 1998 the Company issued to VISA a warrant to purchase 250,000 ordinary shares at a price of US$6 per ordinary share, which was exercised in May 2000. The value of the warrant was determined to be US$163,000 and was ratably amortized over the two year period of the strategic agreement with VISA to pursue opportunities in the Internet marketplace entered into at the time.

                              TRINTECH GROUP PLC

   Revenues from the supply of products and services to VISA, and balances due from VISA at the ends of the related accounting period were as follows:

                                        Year ended January 31,
                                      ---------------------------
                                         2000      2001    2002
                                        ------   ----     ----
                                      (U.S. dollars in thousands)
               Revenues.............. $2,005     $665     $827
               Balances due from VISA    399      133      213

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

   On March 31, 1998 the Company licensed the source code for S/Pay and J/Pay from RSA Data Security for a consideration of US$2.5 million and entered into a joint marketing activities agreement with RSA Data Security. On the same date, Security Dynamics Technologies, Inc., the parent company of RSA Data Security purchased 482,765 ordinary shares in the Company for US$2 million and appointed a representative to the Company's board of directors. On June 30, 1998 Security Dynamics Technologies Limited purchased 500,000 Series A Redeemable Convertible Preference Shares for US$3 million.

   During the year ended January 31, 2000, 2001 and 2002 respectively, the Company incurred expenditure of US$nil, US$150,000 and US$nil on joint marketing activities with RSA. There were no balances due to or from RSA or Security Dynamics at any period end.

19.  Acquisitions

   On August 25, 2000, the Company acquired the outstanding shares of Checkline plc, a privately held company in the United Kingdom, for total consideration initially estimated at US$39.3 million subject to final adjustment relating to performance related deferred consideration. The consideration as at January 31, 2002, totaled US$41.1 million, including an estimate of performance related deferred consideration of US$1.25 million. The total consideration comprises the issuance of 1.2 million ADSs with a value of US$29 million at the time of the agreement, US$11.8 million in cash, and related costs. A further US$1.25 million may become payable in cash if performance targets are achieved over the next year and agreement is reached on other milestones. This payment, if met, would result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded. Checkline is a transaction processing and electronic card payment company, with nearly 15 years of secure payment experience. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition.

   The total purchase costs as at January 31, 2002, totaling US$41.1 million, comprising the fair value of the shares issued, the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce, acquired customer base and a non-compete covenant) of US$9 million, goodwill of US$31.6 million and net assets acquired of US$0.5 million. The Company will adopt SFAS No. 142 beginning with its first quarter of fiscal 2003, and will reclassify non-current

                              TRINTECH GROUP PLC
assets relating to assembled workforce of US$343,000 to goodwill on February 1, 2002, and cease to amortize US$688,000 of goodwill. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three years. During the year ended January 31, 2002, the company recognized other non-current asset impairments, principally a non compete covenant and purchased technology, of US$1.6 million and goodwill impairment of US$17.0 million in relation to Checkline.

   On November 15, 2000, the Company acquired substantially all the assets of Sursoft, a privately held company in Latin America, for total consideration initially estimated at US$11.0 million subject to final adjustment relating to performance related deferred consideration outlined below. The consideration as at January 31, 2002 totaled US$11.4 million. The total purchase costs comprise US$8.9 million payable in cash over five years, deferred consideration of US$2.2 million payable in cash, and transaction costs of US$0.3 million. In addition, the Company will be required to pay additional consideration to Sursoft shareholders each year over the five year period beginning on the first anniversary of the closing date of the acquisition equal to 25% of the revenues generated by the Sursoft business in excess of the related deferred consideration amount for each year. In February 2002, the Company paid US$400,000 additional consideration in respect of year one revenue. Separately, the vendors of the Sursoft assets purchased 199,004 ADSs for a total cash consideration of US$2.0 million. The vendors of the Sursoft assets additionally agreed to purchase a further number of ADSs for a total cash consideration of US$1.5 million on or around the first anniversary of the closing date of the acquisition. In December 2001, we issued 149,252 ADSs to the vendors of the Sursoft assets in connection with this. The number of shares issued is currently being contested by the vendors, the maximum additional cost, should the company not prevail would be approximately US$400,000.

   The subscription amount of US$1.5 million related to these shares is held in a trust account by our attorneys on behalf of the Company and is classified as restricted cash on the Consolidated Balance Sheets.

   Sursoft specialize in payment card and merchant management software for credit, debit or smart cards and has over 10 years of secure payment software experience. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition. The total purchase costs of US$11.4 million, comprising the fair value of the shares issued, the cash paid, the deferred consideration and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology and assembled workforce) of US$3.1 million, goodwill of US$8.3 million and net assets acquired of nil. The Company will adopt SFAS No. 142 beginning with its first quarter of fiscal 2003, and reclassify non-current assets relating to, assembled workforce of US$118,000 to goodwill on February 1, 2002, and cease to amortize US$5.4 million of goodwill. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three years.

   On November 20, 2000, the Company acquired Exceptis Technologies Limited, a privately held company in Ireland, for total consideration initially estimated at US$16.5 million subject to final adjustment relating to performance related deferred consideration and total amount of liabilities assumed. The final consideration totaled US$18.1 million. The total purchase costs comprise the issuance of 1.73 million ADSs with a value of US$15.6 million at the time of the agreement, 43,326 replacement options over the Company's Ordinary Shares with a fair value of US$433,000, liabilities assumed of US$2.1 million, cash of US$1.2 and related acquisition costs of US$0.9 million. Total unearned compensation cost for outstanding unvested options held by Exceptis employees and exchanged for unvested options granted by the Company has been calculated as the portion of the intrinsic value at the consummation date that the future vesting period bears to the total vesting period. The amount of unearned compensation cost, US$281,000, has been deducted from the fair value of the total purchase price.

                              TRINTECH GROUP PLC

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

   The total purchase costs of US$18.1 million, comprising the fair value of the shares and replacement options issued, the net liabilities assumed and related transaction costs less the amount allocated to unearned compensation costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce and non-compete covenants) of US$2 million and goodwill of US$17.9 million and net liabilities assumed of US$2.1 million. The Company will adopt SFAS No. 142 beginning with its first quarter of fiscal 2003, and reclassify non-current assets relating to assembled workforce of US$316,000 to goodwill on February 1, 2002, and cease to amortize US$4.8 million of goodwill. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three years.

   On December 29, 2000, the Company acquired the primary assets of Globeset, Inc., a privately held company in the U.S., for total consideration initially estimated at US$33.9 million subject to final adjustment based on the total amount of liabilities assumed. The final consideration totaled US$36.6 million. The consideration comprises US$15.6 million in cash, net of cash acquired, the assumption of liabilities of US$20.0 million and related acquisition costs of US$1.0 million. Separately, the vendors of the Globeset assets purchased 902,934 ADSs for a total cash consideration of US$10.0 million.

   Globeset is a supplier of secure e-payment infrastructure services and products for buyers, sellers and financial-service providers. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition.

   The total purchase costs of US$36.6 million, comprising the net cash paid, net liabilities assumed and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce and acquired customer base) of US$10.3 million and goodwill of US$31.3 million less deferred income of US$5.0 million. The Company will adopt SFAS No. 142 beginning with its first quarter of fiscal 2003, and reclassify non-current assets relating to assembled workforce of US$0.7 million to goodwill on February 1, 2002, and cease to amortize US$9.5 million of goodwill. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three years.

   On November 13, 2001, the Company acquired VeriFone's secure payment infrastructure and Internet payment ePS product line, for total consideration of US$3.4 million. The consideration comprises US$3.3 million in cash and related acquisition costs of US$100,000.

   VeriFone's ePS product line is a complete e-commerce payment management solution aimed at large retailers, financial institutions, network operators and other multiple service providers. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition.

   The total purchase costs of US$3.4 million, comprising the net cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$2.9 million and goodwill of US$459,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three years.

                              TRINTECH GROUP PLC

20.  Impairment of Non-current assets and Goodwill

   During the fourth quarter of fiscal 2002, the Company performed an impairment assessment of identifiable intangible assets (included in non-current assets), principally a non compete covenant and purchased technology, and goodwill recorded in connection with its various acquisitions. The assessment was performed primarily due to the significant decline in the Company's stock price, the net book value of assets significantly exceeding the Company's market capitalization, the significant underperformance of the acquisitions relative to projections and the overall decline in industry growth rates which indicated that this trend might continue for an indefinite period. As a result, the Company recorded a US$38.1 million impairment charge in the quarter ended January 31, 2002 to reduce other intangible assets and goodwill associated with the acquisitions to their estimated fair value. The estimate of fair value was based upon the discounted estimated cash flows from the sale of the products acquired for the succeeding four years using a discount rate of 15%. The assumptions supporting the estimated cash flows, including the discount rate, reflect management's best estimates. The discount rate was based upon the weighted average cost of capital for comparable companies. If the prevailing discount rate had been 10% or 20%, the impairment charge would have decreased by US$3.8 million and increased by US$1.7 million, respectively. Of the total write down, US$1.6 million was applied to reduce non-current assets (a non-compete covenant, purchased technology and assembled workforce) to US$15.5 million and US$36.5 million applied to reduce goodwill to US$19.0 million.

   During the year ended January 31, 2002, the company recognized other non-current asset and goodwill impairments in respect of prior acquisitions as follows:

                                            Other non-
             Acquisition                   current asset     Goodwill
             -----------                   -------------     --------
                                           (U.S. dollars in thousands)
             Checkline....................    $1,562         $17,030
             Exceptis.....................        --           7,316
             Globeset.....................        --          12,194
                                              ------         -------
             Total........................    $1,562         $36,540
                                              ======         =======

   The Company will adopt SFAS No. 142 beginning with the first quarter of fiscal 2003, and will reclassify non-current assets of US$1.5 million relating to assembled workforce to goodwill on February 1, 2002. Other remaining intangible assets (purchased technology, acquired customer base and a non-compete covenant) associated with the acquisitions, which the company concluded were not impaired were valued at US$14.1 million at January 31, 2002. The remaining identifiable intangible assets will be amortized using the straight-line method over their remaining estimated useful economic lives.

21.  Restructuring Charge

   In the first and fourth quarters of fiscal 2002, the company implemented restructuring plans primarily aimed at reducing employee headcount and consolidating facilities and assets. The company recorded restructuring charges of US$2.5 million in the first quarter and US$1.6 million in the fourth quarter, respectively in relation to these restructurings. The costs associated with the restructuring plans consist of US$3.0 million for employee terminations and US$1.1 million to consolidate facilities and operations. The restructuring plans to reduce excess employee headcount and close excess facilities was due primarily to the overlap of positions and facilities as a result of Trintech's acquisitions in fiscal 2001. In connection with these activities, the Company reduced its workforce by approximately 115 employees and closed facilities in San Mateo, California; Austin, Texas; and

                              TRINTECH GROUP PLC

Miami, Florida. As of January 31, 2002, accrued restructuring charges related primarily to future lease commitments of US$521,000, which will be paid through fiscal 2005, and some severance and benefit costs of US$441,000, which will be paid in fiscal 2003. The Company continues to search for subtenants for these excess facilities, but given the short duration of the remaining lease terms and the current market for commercial real estate, is unlikely to find subtenants at reasonable rates.

   In the third quarter of fiscal 2002, the company recorded a US$1.25 million restructuring charge related to the restructuring of the UK business. The charge is primarily a write down of receivables.

   The following table summarizes Trintech's restructuring activity for the twelve months ended January 31, 2002:

                                            Year ended January 31, 2002
                                 ------------------------------------------------
                                   Employee    Consolidation of Write-off
                                 Severance and  Facilities and     of
                                   Benefits       Operations     Assets    Total
                                 ------------- ---------------- --------- -------
                                            (U.S. dollars in thousands)
Restructuring provision:........    $ 2,992         $1,078       $ 1,250  $ 5,320
Amounts paid or written-off.....     (2,551)          (557)       (1,250)  (4,358)
                                    -------         ------       -------  -------
Reserve balance January 31, 2002    $   441         $  521       $    --  $   962
                                    =======         ======       =======  =======

   The company expects to record an additional restructuring charge as described in the subsequent events footnote.

22.  Subsequent Events (Unaudited)

   On February 27, 2002, the Company announced that it would be taking a restructuring charge of US$3.5 million in the quarter ending April 30, 2002, primarily in respect of staff terminations and the closing of excess facilities.