Form 20-F
period 2003-01-31
TRINTECH GROUP PLC
filed 2003-05-06
CIK 1094316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JANUARY 31, 2003

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Republic of Ireland

(Jurisdiction of Incorporation or Organization)

Trintech Group PLC

Trintech Building

South County Business Park

Leopardstown

Dublin 18, Ireland

011-353-1-207-4000

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares	Nasdaq National Market
Frankfurt Stock Exchange Prime Standard (Regulated Market)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period ended January 31, 2003 covered by the annual report was 30,523,413 ordinary shares, US$0.0027 par value, represented by 15,261,706 equivalent American Depositary Shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒        No  ☐

Indicate by check mark which financial statement item the registrant elected to follow.

Item 17  ☐         Item 18  ☒

PART I

In this document, unless otherwise indicated, references to the “Company”, “Trintech” or “we” are to Trintech Group PLC, its consolidated subsidiaries and predecessor entities. In addition, references to “ADSs” are to the American Depositary Shares of Trintech Group PLC, each representing two ordinary shares. Unless otherwise specified, all references to “equivalent ADSs” assumes the conversion of two of the Company’s ordinary shares outstanding into one ADS based on the number of the Company’s ordinary shares outstanding as of the date indicated.

Unless otherwise specified, all reference to U.S. dollars, dollars or $            are to United States dollars, the legal currency of the United States of America. All references to euro or € are to the euro, the legal currency of the Republic of Ireland and the Federal Republic of Germany. All references to IR£ are to Irish pounds, and all references to the Deutsche mark or the DM are to the Deutsche mark. All references to sterling or U.K. pound sterling are to the pound sterling, the legal currency of the United Kingdom.

Trademarks© 2003, all rights reserved. Trintech®, Trintech and “T” logo™, Trintech The Secure Way to Pay and “T” logo™, S/PAY™, PayWare®, PayWare Everywhere™, PayWare Partner™, PayWare Powered™, PayWare Issuer™, PayWare ezCard™, PayWare Merchant™, PayWare Stores™, PayWare Resolve™, PayWare ERP™, PayWare Call Centers™, PayWare eVia 2000™, PayWare POS™, PayWare EMS™, PayWare CMS™, PayWare ReconNET™, PayWare Guardian™, PayWare Compact 9000I™, PayWare Compact 9400I™, PayWare 950pp™, PayWare PINPad™, PayWare OpenPOS™, PayWare PrePay™, PayWare Acquirer™, PayWare ePS™, PayWare mAccess™, IPS™ , PayWare SmartPIN™, PayWare OpenPay™, PayWare Smart™ and PayWare Fusion™ are trademarks of the Trintech Group. Trintech reserves the right to alter product specifications without notice. This Form 20-F also includes product names and other trade names and trademarks of other organizations.

For purposes of this Form 20-F, all references to “fiscal 1999” shall refer to the fiscal year ended January 31, 1999, all references to “fiscal 2000” shall refer to the fiscal year ended January 31, 2000, all references to “fiscal 2001” shall refer to the fiscal year ended January 31, 2001, all references to “fiscal 2002” shall refer to the fiscal year ended January 31, 2002, all references to “fiscal 2003” shall refer to the fiscal year ended January 31, 2003 and all references to “fiscal 2004” shall refer to the fiscal year ending January 31, 2004.

Forward-Looking Information

This Annual Report on Form 20-F contains forward-looking statements based on the beliefs of the Company’s management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on the Company’s expectations and projections about future events as of the date of this Form 20-F, including:

•	general economic and business conditions;

•	attracting and retaining personnel;

•	competition in the software and payment industry;

•	implementing the Company’s business strategy;

•	developing and introducing new services and products;

•	obtaining and expanding market acceptance of the Company’s services and products; and

•	meeting the Company’s requirements with customers.

The words “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect the Company’s views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully under Item 3.D “Key Information—Risk Factors”, as well as elsewhere in this Annual Report on Form 20-F and in the Company’s other filings with the U.S. Securities and Exchange Commission, or SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Form 20-F. We undertake no obligation to publicly update or revise any forward-looking statements.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not required.

Item 2.    Offer Statistics and Expected Timetable

Not required.

Item 3.    Key Information

A.    Selected Financial Data

The following selected consolidated statement of operations data for the years ended January 31, 2001, 2002 and 2003 and the consolidated balance sheet data at January 31, 2002 and 2003 are derived from the Company’s consolidated financial statements, which have been audited by Ernst & Young and are included in this Form 20-F. The selected consolidated statement of operations data for the years ended January 31, 1999 and January 31, 2000 and the consolidated balance sheet data at January 31, 1999, January 31, 2000, and January 31, 2001 are derived from the Company’s audited consolidated financial statements which are not included in this Form 20-F. This table is a summary and should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Company’s consolidated financial statements included elsewhere in this Form 20-F.

	Year Ended January 31,
	1999	2000	2001	2002	2003
	(in thousands of U.S. dollars, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Product	$14,554	$18,457	$22,288	$26,104	$9,165
License	4,477	9,158	20,612	30,240	22,418
Service	2,002	2,629	6,140	11,997	11,273

Total revenue	21,033	30,244	49,040	68,341	42,856

Cost of revenue:
Product	10,851	12,034	15,110	19,476	11,148
License	648	2,981	6,718	10,448	9,248
Service	2,414	2,242	4,787	8,681	8,456

Total cost of revenue	13,913	17,257	26,615	38,605	28,852

Gross margin	7,120	12,987	22,425	29,736	14,004
Operating expenses:
Research and development	3,676	8,892	19,601	20,597	10,349
Sales and marketing	5,921	8,849	16,955	18,719	10,297
General and administrative	4,347	7,336	12,485	17,891	15,354
Restructuring charge	—	—	—	5,320	4,270
Amortization of goodwill and intangible assets	—	—	7,001	31,705	2,573
Impairment of goodwill and intangible assets	—	—	—	38,102	16,535
Adjustment of acquisition liabilities	—	—	—	—	804
Stock compensation	—	2,068	5,279	840	20

Total operating expenses	13,944	27,145	61,321	133,174	60,202

Income (loss) from operations	(6,824)	(14,158)	(38,896)	(103,438)	(46,198)
Interest income (expense), net	272	1,208	6,855	2,961	716
Exchange (loss) gain, net	(321)	842	(149)	523	771

Income (loss) before provision for income taxes	(6,873)	(12,108)	(32,190)	(99,954)	(44,711)
Provision for income tax	—	(3)	(382)	(85)	(108)

Net income (loss)	$(6,873)	$(12,111)	$(32,572)	$(100,039)	$(44,819)

Basic net income (loss) per Ordinary Share	$(0.43)	$(0.63)	$(1.18)	$(3.30)	$(1.47)

Shares used in computation of basic net income (loss) per Ordinary Share	16,157,831	19,309,964	27,704,705	30,341,559	30,559,410

Diluted net income (loss) per Ordinary Share	$(0.43)	$(0.63)	$(1.18)	$(3.30)	$(1.47)

Shares used in computation of diluted net income (loss) per Ordinary Share	16,157,831	19,309,964	27,704,705	30,341,559	30,559,410

Basic net income (loss) per equivalent ADS	$(0.85)	$(1.25)	$(2.35)	$(6.59)	$(2.93)

ADSs used in computation of basic net income (loss) per equivalent ADS	8,078,916	9,654,982	13,852,353	15,170,780	15,279,705

Diluted net income (loss) per equivalent ADS	$(0.85)	$(1.25)	$(2.35)	$(6.59)	$(2.93)

ADSs used in computation of diluted net income (loss) per equivalent ADS	8,078,916	9,654,982	13,852,353	15,170,780	15,279,705

	January 31,
	1999	2000	2001	2002	2003
	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,691	$10,862	$14,038	$6,750	$42,559
Restricted cash	—	—	3,622	5,369	3,132
Marketable securities	7,178	48,830	87,388	47,976	—
Working capital	9,437	57,803	85,783	54,586	35,580
Total assets	20,261	74,295	236,464	123,258	73,513
Non-current liabilities	935	1,127	3,437	4,082	1,875
Redeemable preference shares	17,760	—	—	—	—
Total shareholders’ equity (net capital deficiency)	(4,700)	61,116	187,360	90,431	45,083

See note 12 of the Notes to Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net income (loss) per equivalent ADS. Basic and diluted net income (loss) per equivalent ADS have been calculated after giving effect to a two-for-one ADS split effected on March 21, 2000 and a one-for-four reverse split on May 24, 2002 of its issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net (loss) per equivalent ADS is therefore calculated using 50% of the weighted average number of ordinary shares outstanding during the period. All amounts shown per equivalent ADS have been retroactively adjusted to give effect to the reverse split.

Exchange Rates

A significant portion of the Company’s revenues and expenses is denominated in currencies other than U.S. dollars. We do not currently anticipate paying any dividends to shareholders. However, any dividends declared by us would be in the currency determined by the Company’s directors at the time they are declared, and exchange rate fluctuations would affect the U.S. dollar equivalent of any cash dividend received by holders of ADSs that is paid in a currency other than U.S. dollars.

The Maastricht Treaty, to which each of the Republic of Ireland and the Federal Republic of Germany is a signatory, provided that on January 1, 1999, the euro became legal tender in those member states of the European Monetary Union that satisfied the convergence criteria stated in the Maastricht Treaty and so elected to adopt the euro as its legal tender, including Ireland and Germany. The conversion rate between the Irish pound, which had legal tender status through a transition period ended June 30, 2002, and the euro was fixed by the Council of the European Union at IR£0.787564. The conversion rate between the Deutsche mark, which had legal tender status through a transition period ended June 30, 2002, and the euro was fixed by the Council of the European Union at DM 1.95583.

On December 31, 1998, the Federal Reserve Bank of New York discontinued the quotation of noon buying rates for currencies now denominated in euro, including Irish pounds and Deutsche marks.

Prices quoted for the ADSs on the Frankfurt Stock Exchange Prime Standard (Regulated Market) are quoted in euro. Prices quoted for the ADSs on the Nasdaq National Market are quoted in U.S. dollars.

Irish Pounds

The table below presents, for the periods and dates indicated, information concerning the noon buying rates for the Irish pound expressed in U.S. dollars per IR£1.00. The information below the caption “Period Average” represents the average of the noon buying rates on the last business day of each full calendar month during the relevant period. No representation is made that the Irish pound or U.S. dollar amounts referred to below could be or could have been converted into U.S. dollars or Irish pounds at any particular rate or at all.

Fiscal Year Ended January 31,	High	Low	Period Average	Period End
1998	1.6082	1.3655	1.4881	1.3670
1999 (through December 31, 1998)	1.5410	1.3515	1.4301	1.4905

Deutsche Marks

The table below presents, for the periods and dates indicated, information concerning the noon buying rates for the Deutsche mark expressed in Deutsche marks per US$1.00. The information below the caption “Period Average” represents the average of the noon buying rates on the last business day of each full calendar month during the relevant period. No representation is made that the Deutsche mark or U.S. dollar amounts referred to below could be or could have been converted into U.S. dollars or Deutsche marks, at any particular rate or at all.

Fiscal Year Ended January 31,	High	Low	Period Average	Period End
1998	1.8810	1.6399	1.7557	1.8315
1999 (through December 31, 1998)	1.8542	1.6060	1.7521	1.6670

Euro

The table below presents, for the period indicated, information concerning the noon buying rates for the euro expressed in U.S. dollars per €1.00. The information below the caption “Period Average” represents the average of the noon buying rates on the last business day of each full calendar month during the relevant period. No representation is made that the euro or U.S. dollar amounts referred to below could be or could have been converted into U.S. dollars or euro, at any particular rate or at all.

Fiscal Year Ended January 31,	High	Low	Period Average	Period End
1999 (from January 1, 1999)	$1.1812	$1.1371	$1.1371	$1.1371
2000	1.1303	0.9757	1.0453	0.9757
2001	1.0060	0.8270	0.9170	0.9308
2002	0.9395	0.8370	0.8854	0.8594
2003	1.0861	0.8613	0.9674	1.0739

Month	High	Low
2002
November	1.0139	0.9895
December	1.0485	0.9927
2003
January	1.0861	1.0361
February	1.0875	1.0708
March	1.1062	1.0545
April (through April 2, 2003)	1.0904	1.0765

B.    Capitalization

Not required.

C.    Reasons for the Offer and Use of Proceeds

Not required.

D.    Risk Factors

In addition to the other factors identified in this Report on Form 20-F, the following risk factors could materially and adversely affect the Company’s future operating results, and could cause actual events to differ materially from those predicted in the Company’s forward looking statements relating to its business.

Economic slowdown.

The slowdown in the US and European economies has affected the market for information technology solutions, including the Company’s products and services, and the Company’s future financial results will depend, in part, upon whether this slowdown continues.

As a result of unfavorable economic conditions and reduced capital spending by the Company’s customers and potential customers, demand for the Company’s products and services has been adversely affected.

In the year ended January 31, 2003 the Company’s customers experienced weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in demand post euro implementation. Consequently, the Company’s PoS product revenue was significantly lower for the year ended January 31, 2003 than for the year ended January 31, 2002. We expect that the German economic slowdown will continue through at least January 31, 2004 and consequently, we do not expect significant growth in the Company’s PoS product revenue in the current fiscal year.

Some companies may not view the Company’s products and services as critical to the success of their businesses. If these companies experience disappointing operating results, whether as a result of adverse economic conditions, competitive issues or other factors, they may decrease or forego software or electronic payment product expenditures before limiting their other expenditures or may be unable to fulfill existing commitments to us.

In addition, the general condition of the economy, and by extension the Company’s business, can be affected by social, political and military conditions. For example, the terrorist events of September 11, 2001 and their aftermath had a material adverse effect on the Company’s third and fourth quarter revenues in fiscal 2002, particularly the Company’s service revenue.

The factors outlined here have resulted in decreased revenues. The Company’s future results will be materially and adversely affected if this slowdown continues and the Company’s revenues continue to be adversely impacted. In connection with the economic slowdown, we previously implemented several cost reduction initiatives in order to reduce operating losses. In light of the current economic environment these factors could have a material adverse impact on the Company’s business, operating results, and financial condition and we may continue to incur losses for the foreseeable future. If current economic conditions persist, we may have to implement further cost reduction initiatives that could adversely impact the Company’s ability to sustain growth if economic conditions improve at some time in the future.

The Company’s stock has experienced and may continue to undergo extreme market price and volume fluctuations.

Stock markets in general, and the Nasdaq Stock Market in particular, have experienced extreme price and volume fluctuations, especially in recent years. Broad market fluctuations of this type may adversely affect the market price of the Company’s ADSs. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of the Company’s stock has experienced, and may continue to undergo extreme fluctuations due to a variety of factors, including, but not limited to:

•	general and industry-specific business, economic and market conditions

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to the Company’s past acquisitions

•	changes in or the Company’s failure to meet analysts’ or investors’ estimates or expectations

•	public announcements concerning us, including announcements of litigation

•	the Company’s competitors or the Company’s industry

•	introductions of new products or services or announcements of significant contracts by us or the Company’s competitors

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or the Company’s competitors

•	adverse developments in patent or other proprietary rights

•	announcements of technological innovations by the Company’s competitors

We depend on sales of the Company’s electronic point-of-sale systems for payment card transactions for a significant portion of the Company’s total annual revenues.

A significant portion of the Company’s total revenue historically has been derived from the sale of the Company’s electronic payment card point-of-sale system products. We have historically marketed the Company’s electronic PoS system products solely in Europe, and particularly in Germany. For fiscal 2003, the Company’s customers in Germany accounted for over 68% of the Company’s electronic PoS system product revenues. We intend to continue to focus substantially all of the Company’s marketing efforts for the Company’s electronic PoS system products in Europe. As a result, the Company’s future results of operations will depend on continued market demand for, and acceptance of, these products in Europe in general. In the fiscal year ended January 31, 2003 the Company’s electronic PoS system product revenues decreased significantly compared with the prior fiscal year. The decrease was mainly attributable to the Company’s customers experiencing weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in demand post euro implementation. We expect that the German economic slowdown will continue through at least January 31, 2004 and consequently, we do not expect significant growth in the Company’s PoS product revenue in the current fiscal year. A continued reduction in demand for the Company’s electronic PoS system products would continue to materially adversely affect the Company’s business, financial condition and results of operations.

Average selling prices for electronic PoS system products may continue to decline, adversely affecting the Company’s results of operations, particularly the Company’s revenue and operating and net income.

The market for electronic PoS system products is characterized by increasing price competition, which historically has caused the average selling prices of the Company’s electronic PoS systems to decrease over the life of each product. We expect this trend to continue. To offset declines in the average selling prices of the Company’s electronic PoS system products, we will need to continue to reduce the cost of these products by implementing cost reduction design changes, obtaining cost reductions as and if volumes increase and successfully managing manufacturing and subcontracting relationships. We do not operate the our own manufacturing facilities, and, as a result, we may not be able to reduce the Company’s costs as rapidly as companies that operate their own manufacturing facilities. If we do not design and introduce lower cost versions of the Company’s electronic PoS system products in a timely manner or successfully manage our manufacturing relationships, margins on the Company’s electronic PoS system products will decrease. A decrease in margins or an accelerated decrease in average selling prices could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s business is subject to currency fluctuations that can adversely affect the Company’s operating results.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the euro. In particular, the value of the U.S. dollar to the euro impacts the Company’s operating results. The Company’s expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet the Company’s obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the euro relative to other currencies could adversely affect the Company’s business and results of operations. For example, as sales of the Company’s electronic PoS systems in Germany are denominated in euro, the decrease in value of these sales has meant that the Company’s euro costs were greater than the Company’s euro revenue in the three months ended January 31, 2003. As a result, the increase in value of the euro relative to other currencies has had a negative impact on the Company’s gross margins, discussed in the Operating and Financial Review and Prospects, in the three month period ended January 31, 2003.

In addition, the Company’s consolidated financial statements are prepared in euro and translated to U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, the Company’s net income may be diminished, or the Company’s net loss increased, when reported in U.S. dollars in the Company’s financial statements.

The Company’s quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits your ability to evaluate the Company’s historical financial results and increases the likelihood that the Company’s results will fall below market analysts’ expectations, which could cause the price of the Company’s ADSs to drop rapidly and severely.

We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods. In addition, the Company’s revenue is difficult to predict for several reasons. As a result, we believe that the Company’s quarterly revenue, expenses and operating results are likely to vary significantly in the future. Thus, it is likely that in some future quarters the Company’s results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of the Company’s ADSs.

We also believe that period-to-period comparisons of the Company’s quarterly operating results are not necessarily meaningful and that, as a result, these comparisons should not be relied upon as indications of the Company’s future performance.

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

•	the size and timing of orders

•	currency fluctuations

•	product mix

•	the rate of acceptance of new products, product enhancements and technologies

•	purchasing and payment patterns of the Company’s customers

•	the Company’s pricing policies and those of the Company’s competitors

•	integration of the Company’s acquisitions and any future acquisitions

•	ability to control costs

•	deferral of customer orders

•	customer buying cycles and changes in these buying cycles

•	general condition of market or markets served by the Company’s customers

•	general economic factors, including economic slowdown or recession

•	delays in availability of new or existing products

•	product or service quality problems

•	impact of declines in net revenue in a particular quarter as compared to relatively fixed nature of the Company’s expenses in the short term

•	impairment charges arising from recent acquisitions or future acquisitions

•	economic conditions which may affect the Company’s customers and potential customers’ budgets for IT expenditure

•	timing of product implementations, which are highly dependent on customers’ resources and discretion

•	incurrence of costs relating to the integration of software products and operations in connection with acquisitions of technologies or businesses

•	timing and market acceptance of new products or product enhancements by either us or the Company’s competitors

•	delivery interruptions relating to equipment and supplies purchased from third-party vendors

In addition, the Company’s revenue is difficult to predict for the following reasons:

•	we have generally recognized a substantial portion of the Company’s revenue in the last month of each quarter

•	the market for the Company’s software products is rapidly changing and competitive

•	the sales cycle for the Company’s products is typically 6 to 12 months and varies substantially from customer to customer

As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and the Company’s business and operating results for that quarter would be adversely affected, perhaps materially.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell the Company’s software products.

The markets for the Company’s electronic payment software are rapidly evolving and changing. This market is influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. The Company’s ability to enhance existing products and to design, develop, introduce and support new electronic payment software products on a cost effective and timely basis that meet changing market needs and respond to technological developments is critical to the Company’s future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of the Company’s competitors. We may be unable to develop interoperable products, and widespread adoption of a proprietary or closed electronic payment standard could preclude us from effectively doing so. Also, the number of businesses and cardholders engaged in electronic commerce may not grow or could decrease, reducing the potential market for the Company’s electronic commerce products.

Cost-reduction efforts may adversely impact the Company’s productivity and service levels.

During fiscal year 2002, we instituted various cost-control measures affecting various aspects of the Company’s business operations. We had a reduction in the Company’s workforce of approximately 18% in fiscal 2002 and a further reduction in the Company’s workforce of approximately 30% in fiscal 2003. Given current economic conditions and the Company’s declining revenues over the last several quarters, we may in the future be required to take additional cost-saving actions to reduce the Company’s losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse effect on the Company’s financial condition. As a result of involuntary employee terminations, employee morale and productivity has been negatively impacted. The actions taken to date, or that may be taken in the future, may have a similar or greater adverse impact on the Company’s employees’ morale and productivity. As a result, the future competitiveness of the Company’s products and business, and the future results of the Company’s operations may be materially negatively impacted and we may be unable to react to market changes in a timely fashion.

We historically derived a significant amount of the Company’s revenues from a limited number of German customers.

A significant percentage of the Company’s revenue historically has been derived from a limited number of the Company’s customers, primarily German customers for the Company’s point-of-sale products. Approximately 14% of the Company’s total revenue for the year ended January 31, 2003, was attributable to the Company’s three largest customers in the year, none of whom were German customers. As a result of the German economic slowdown, the Company’s product revenue was materially adversely impacted by a reduction in sales to the Company’s three largest German customers, who in the fiscal year ended January 31, 2002 accounted for 26% of total revenue. The future loss of any major customer, or any reduction or delay in orders by any major customer, could have a similar material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s success depends on the Company’s ability to manage and expand the Company’s direct sales force.

We have sold the Company’s products almost exclusively through the Company’s direct sales force. The Company’s future revenue growth will depend in large part on the Company’s ability to recruit, train and manage additional sales personnel worldwide and generate increased sales productivity from the Company’s existing sales force. We have experienced and continue to experience difficulty in recruiting qualified sales personnel with relevant experience in the electronic payment industry, particularly in the United States, and the market for these personnel is highly competitive. We may not be able to successfully expand the Company’s direct sales force, any expansion of the sales force may not result in increased revenue and we may fail to increase productivity from the Company’s existing sales force. The Company’s business and results of operations will be materially adversely affected if we fail to successfully expand the Company’s direct sales force or if we fail to increase productivity from the Company’s existing sales force.

The Company’s growth may be limited if we fail to build an indirect sales channel.

Indirect sales channels accounted for approximately 4% of the Company’s total revenue in fiscal 2003. We have established relationships with a limited number of resellers and systems integrators and consultants. Some of these are new, early-stage relationships and, as such, are generally untested and many historical relationships have been unsuccessful due to the economic downturn, particularly these channels focussed on the market for electronic payments for internet payment transactions. The Company’s existing indirect channels will have to generate significant revenue moving forward, and we will need to establish additional indirect channels to be successful.

We have incurred losses during the Company’s operating history. These losses may continue for the foreseeable future, and we may not achieve or maintain profitability.

We incurred net losses of US$44.8 million in fiscal year 2003, US$100.0 million in fiscal year 2002 and US$32.6 million in fiscal year 2001. We may continue to incur losses on both a quarterly and annual basis. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to significantly increase the Company’s revenues to achieve and maintain profitability and a positive cash flow. We may not be able to generate sufficient revenues to achieve profitability.

The Company’s declining cash balance and low stock price may affect the Company’s potential and current customers’ and partners’ perception of the Company’s viability, which in turn could affect the Company’s ability to close sales and partnership transactions. Notwithstanding the fact that we have a substantial cash balance, concerns about the Company’s perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal year 2003. We attribute these concerns primarily to the following: we are not yet profitable and thus must use the Company’s cash balance (offset by revenues) to fund the Company’s operations; the Company’s stock price experienced a dramatic decline from 2000 to 2002; the Company’s stock price has been, and continues to be, extremely volatile; and some of the Company’s competitors are better funded, more established, or significantly larger than we are.

We will continue to use the Company’s cash balance (offset by revenues) to fund the Company’s operations until we achieve profitability (which may not occur); thus, the Company’s cash balance may continue to decline during fiscal 2004. Therefore, we expect these concerns about the Company’s perceived viability to continue throughout at least fiscal 2004.

New versions and releases of the Company’s products may contain errors or defects.

The Company’s electronic payment software products and PoS devices are complex and, accordingly, may contain undetected errors or failures when first introduced or as new versions are released. This may result in the loss of, or delay in, market acceptance of the Company’s products. We have in the past discovered software errors in the Company’s new releases and new products after their introduction. We have experienced delays in release, lost revenues and customer frustration during the period required to correct these errors. We may in the future discover errors and additional scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Company’s reliance on a sole third party to manufacture the Company’s electronic PoS system products involves risks, including, in particular, reduced control over the manufacturing process and product quality.

The Company’s electronic PoS system products are currently manufactured by Plexus Corp. (UK) Limited. The Company’s reliance on a single outsourced manufacturer involves significant risks, including:

•	reduced control over delivery schedules, quality assurance and cost

•	the potential lack of adequate manufacturing capacity

•	the potential misappropriation of the Company’s intellectual property

We must make binding forecasts as much as three months in advance of expected delivery dates. If product sales do not meet these forecasts, the Company’s cashflow would be adversely impacted, and the risk that the Company’s inventory could become obsolete would increase. If Plexus Corp. (UK) Limited ceases manufacturing the Company’s electronic PoS system products or increases its prices, we may not be able to rapidly obtain alternative capacity at a comparable price. Any delay in delivery of products to the Company’s customers or any increase in manufacturing costs could have a material adverse effect on the Company’s business and results of operations.

We have in the past received products that contained defects from the Company’s manufacturers. Because we warrant the quality of the Company’s electronic PoS system products to the Company’s customers, we have been required to repair or replace defective products at the Company’s own expense. This expense has in the past exceeded the amounts reimbursed to us by the manufacturers.

Any repetition of these or similar problems could have a material adverse effect on the Company’s reputation, business and results of operations.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made five such acquisitions. The acquisitions we have made have resulted amortization of acquired intangible assets and impairment of goodwill and diversion of the Company’s management’s attention. As a result of the Company’s acquisitions, the Company’s operating expenses have increased and may increase further in the current fiscal year as a result of restructuring costs incurred to consolidate and rationalise the acquired businesses’ cost bases and geographic locations. Further, due to the economic slowdown the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses without adversely affecting the Company’s operating margins.

We intend to continue to evaluate opportunities to acquire additional product offerings, complementary technologies and businesses. We may be unable to locate attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuances of equity securities, the expenditure of a significant portion of the Company’s available cash, the incurrence of debt and contingent liabilities, which could materially adversely affect the Company’s results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired companies. Further, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, without adversely affecting the Company’s operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and the Company’s failure to do so could have a material adverse effect on the Company’s results of operations.

Increased competition may result in decreased demand for the Company’s products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for electronic payment software and electronic PoS systems is intensely competitive and we expect competition to continue to increase. The Company’s competitors include VeriFone, Ingenico, Hypercom and Thales/Krone for the Company’s electronic PoS system products, and Transaction System Architects, Checkfree and Pega Systems for the Company’s electronic payment software. In addition, the companies with whom we have strategic relationships could develop products or services, which compete with the Company’s products or services. Further, several of the customers who currently use the Company’s products or the public companies with whom we have entered into strategic relationships to use and market the Company’s products may develop competing products. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Some competitors in the Company’s market have longer operating histories, significantly greater financial, technical, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive electronic payment solutions. We also expect to face additional competition as other established and emerging companies enter the market for electronic payment solutions.

We face risks associated with the Company’s international operations that could harm the Company’s financial condition and results of operations.

In previous fiscal years a significant percentage of the Company’s revenues has been generated by the Company’s international operations, and the Company’s future growth rates and success are in part dependent on continued growth and success in international markets. We expect this trend to continue in fiscal 2004.

As is the case with most international operations, the success and profitability of the Company’s international operations are subject to numerous risks and uncertainties that include, in addition to the risks the Company’s business as a whole faces, the following:

•	difficulties in travel due to war or health warnings, such as SARS, preventing free movement of our employees to existing and potential customer sites

•	differing regulatory and industry standards and certification requirements

•	the complexities of foreign tax jurisdictions

•	reduced protection for intellectual property rights in some countries

•	currency exchange rate fluctuations

•	import or export licensing requirements

For example, in the three month period ended January 31, 2003 our revenue was adversely impacted by the war on Iraq as we were unable to fulfill a customer contract in the middle-east.

We depend on a few key personnel to manage and operate us.

The Company’s success is largely dependent on the personal efforts and abilities of the Company’s senior management. Following headcount reductions in fiscal 2003, the company has reduced the number of executives and is more dependent for its future success on the remaining executives. The loss of certain members of the Company’s senior management, including the Company’s chief executive officer and chief financial officer, could have a material adverse effect on the Company’s business and prospects.

Following headcount reductions in fiscal 2002 and fiscal 2003 the Company’s success is also dependent on some remaining key employees who are skilled in e-commerce, payment, funds management, payment reconciliation, exception and risk management, Internet and other technologies. The loss of these key individuals could have a material adverse effect on the Company’s business.

If we are unable to retain and attract highly skilled personnel with experience in the electronic payment and banking industries, we may be unable to grow the Company’s business.

We must retain and attract, when necessary, highly skilled personnel with knowledge in e-commerce, payment, funds management, payment reconciliation, exception and risk management, Internet and other technologies.

We are dependent upon the ability to attract and hire when necessary as well as train and retain those highly skilled technical, sales and marketing, software engineers and support personnel we already have in the Group. Competition for experienced qualified personnel is intense. As a result we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced qualified personnel. Based on the Company’s experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of the Company’s sales personnel, and the failure to do so could have a material adverse effect on the Company’s business, operating results and financial condition.

The standards for electronic commerce payment transactions that we support may not achieve broad market acceptance or market acceptance may be slower than anticipated.

An important aspect of the Company’s business strategy is to continue to develop software products that support approved security standards for payment card transactions over the Internet. In the period from 1996 to 2000, Trintech invested significantly in providing support for the SET standard in its products, but this standard has not gained critical mass for adoption. Trintech continues to support the SSL standard that is commonly in use in the payments industry.

The emergence of the new 3-D Secure protocol is an important new development, which is approved by VISA in its Verified by Visa initiative and by MasterCard in its SecureCode initiative. Trintech is providing support for the 3-D Secure protocol in its financial transaction processor acquiring products, and may do so in other products where market opportunities are identified. However, the rate of adoption of the 3-D Secure standard—and its optional extensions for chip, mobile commerce and voice messaging—is yet to be seen. Future sales of the Company’s e-payment products may be adversely affected if these standards do not achieve board market acceptance.

In addition, the Company’s electronic PoS system products support the DES, Triple DES and RSA Security public key security algorithms to meet the security standards required by the Company’s customers. If the Company’s customers’ security standard requirements were to change unexpectedly this could adversely affect the Company’s prospects and results of operations.

We may not be able to timely respond to rapid technological changes that impact the Company’s business.

The markets for the Company’s electronic payment software and electronic PoS system solutions are susceptible to rapid changes due to technology innovation, evolving industry standards, changes in customer and cardholder needs and frequent new product introductions. We will need to use leading technologies effectively, continue to develop the Company’s technical expertise and enhance the Company’s existing products on a timely basis to compete successfully in these markets. We may not be successful in achieving these business requirements.

Because the Company’s stock price is low and volatile, we could be at risk of having the Company’s stock delisted from the NASDAQ, which would harm the Company’s business in a number of ways.

The Company’s stock is publicly traded on the Nasdaq National Market, or Nasdaq. Nasdaq rules allow the stock of a company whose stock price remains below US$1 per share for 30 consecutive business days to be delisted (removed from the Nasdaq exchange such that shares can no longer be traded on Nasdaq), unless the company’s stock price exceeds US$1 for at least 10 consecutive business days within a 90-day grace period. The Company’s stock price was near or below US$1 for portions of fiscal year 2003.

If the Company’s stock were to be delisted from Nasdaq, the liquidity of the Company’s ADSs would be further reduced, which would likely cause the trading price of the Company’s ADSs to decline further. In addition, it is likely that customers, partners, and potential sources of funding would be less likely to do business with us on terms that we viewed as reasonable, and the Company’s operating results would suffer significantly accordingly.

Many of the company’s products are relatively new to market and in the early stages of adoption, continued adoption of the company’s products is not assured.

Many of the Company’s software solutions are still in early stages of adoption, and any unanticipated performance problems or bugs that we have not been able to detect could result in additional development costs, diversion of technical and other resources from the Company’s other development efforts, negative publicity regarding us and the Company’s products, harm to the Company’s customer relationships and exposure to potential liability claims. In addition, if our products do not enjoy wide commercial success and product acceptance and adoption is sluggish the Company’s long-term business strategy will be adversely affected or the introduction of new products or upgrades are delayed then they could have a material adverse effect on the Company’s business, operating results and financial condition.

For example, the majority of the Company’s electronic payments products and modules for internet payment transactions that we currently market have been released in the last three years, and a substantial portion of the Company’s research and development expenses in the previous three fiscal years related to electronic payment software for internet based payment card transactions. Demand for the Company’s products for this market has fallen due to the economic slowdown and may not increase in the future and these products may not gain market acceptance. If we fail to increase sales of the Company’s electronic payment software products for internet payment transactions, the Company’s future revenue and net income, as well as the prospects, for this portion of the Company’s business will be materially adversely affected.

The recoverability of the Company’s investment in intangible assets could be reduced by several factors.

As of January 31, 2003, we had approximately US$3.1 million of net intangible assets capitalized on the Company’s balance sheet. Whilst we believe that these intangible assets are recoverable, changes in the economy, the business in which we operate, and the Company’s own relative performance could change the assumptions used to evaluate the recoverability of intangible assets.

We may be unable to protect the Company’s proprietary rights. Unauthorized use of the Company’s technology may result in development of products which compete with the Company’s products.

The Company’s success depends in part on the Company’s ability to protect the Company’s rights in the Company’s electronic payment and PoS system technology. We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect these rights. We also seek to avoid disclosure of the Company’s trade secrets through a number of other means, including entering into confidentiality agreements with the Company’s employees, consultants and third parties to seek to limit and protect the distribution of the Company’s proprietary information regarding this technology. However, we cannot assure you that any of the Company’s proprietary rights with respect to the Company’s products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of the Company’s products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of, or have adequate remedies in the event of, a breach.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of the Company’s products.

We believe that the Company’s products do not infringe upon the intellectual property rights of others and that we have all rights necessary to use the intellectual property employed in the Company’s business. However, we have not performed patent searches for all of the technologies encompassed in the Company’s products. Third parties may in the future claim that the Company’s current or future products infringe their proprietary rights. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of the Company’s products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Licensing agreements, if required, may not be available on terms acceptable to us or at all.

The Company’s industry and the Company’s customers’ industry are subject to government regulations that could limit the Company’s ability to market the Company’s products.

The Company’s current and prospective customers include non-U.S. and state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, the Company’s products and services must be designed to work within the extensive and evolving regulatory constraints under which the Company’s customers operate. If the Company’s products fail to comply with regulations applicable to the Company’s customers, or if we cannot timely and cost-effectively respond to changes in the regulatory environments of each of the Company’s customers, the Company’s product sales could be materially adversely affected, which could have a material adverse effect on the Company’s business, prospects and results of operations.

Exports of software products utilizing encryption technology are generally restricted by the U.S., Irish, German and various other foreign governments. The Company’s inability to obtain and maintain required approvals under these regulations could adversely affect the Company’s ability to sell the Company’s products. Also, U.S., Irish, German or other foreign legislation or regulations may further limit levels of encryption or authentication technology that may be sold or exported. Any export restrictions of this sort, new legislation or regulations, or increased costs of compliance could have a material adverse effect on the Company’s business, results of operations and prospects.

The Company’s electronic PoS system products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of quasi-regulatory authorities and standards-setting committees. Failure to comply with these standards and recommendations could limit the Company’s ability to sell these products.

We rely on strategic relationships that may not continue in the future.

We have developed strategic relationships with larger, public companies. Historically, we have relied in part on these relationships to co-market the Company’s products and generate leads for the Company’s direct sales force, particularly in the market for electronic payment solutions for Internet payment transactions. However, these relationships are not exclusive, and the third party generally is not obligated to market the Company’s products or provide leads. We will need to establish additional strategic relationships to be successful.

Rapid growth or rapid downsizing could strain the Company’s personnel and systems.

Prior to 2001, we have experienced rapid expansion of the Company’s operations in multiple countries, which placed significant demands on the Company’s administrative, operational and financial personnel and systems. Because of these demands, we hired a significant number of employees in fiscal 2001. The integration of the acquired businesses, the technological maturing of the Company’s electronic commerce products and a reduced investment in some products has led to reductions in personnel in fiscal 2002 and fiscal 2003 and this reduction is expected to continue to place significant demands on the Company’s administrative, operational and financial personnel, which have also reduced in fiscal 2002 and fiscal 2003, and on the Company’s systems. If we experience similar growth in the future, the Company’s inability to train, re-train and integrate the Company’s employees and promptly address and respond to this growth or other changes in the market place could have a material adverse effect on the Company’s business and results of operations.

Trading in the Company’s shares could be subject to extreme price fluctuations and the holders of the Company’s ADSs could have difficulty trading their shares.

The market for shares in public technology companies is subject to extreme price and volume fluctuations, often unrelated to the operating performance of these companies. Due to the volatility of the Company’s stock price, we may in the future be the target of securities class action litigation. Securities litigation could result in substantial costs and divert the Company’s management’s attention and resources. In addition, although the Company’s ADSs are quoted on the Nasdaq National Market and the Frankfurt Stock Exchange Prime Standard (Regulated Market), the daily trading volume has been limited. An active trading market may not develop or be sustained. These factors could adversely affect the market price of the ADSs.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States and German corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of the Company’s shareholders differ from, and may be more limited than, the rights of shareholders in typical United States or German corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

The Company’s three largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of the Company’s ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of the Company’s ADSs.

The Company’s three largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of the Company’s ADSs.

The Company’s corporate tax rate may increase, which could adversely impact the Company’s cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may generate a significant portion of the Company’s future taxable income there. Currently, some of the Company’s Irish subsidiaries are taxed at rates substantially lower than U.S. or German tax rates. If the Company’s Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected. In addition, if German, U.S. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which the Company’s subsidiaries’ profits are currently recognized, or if the Company’s ability to offset historical losses against future profits, if they occur, was reduced, the Company’s taxes could increase, and the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The German takeover code, the Company’s articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of the Company’s ADSs.

As required by the Neuer Markt, and later by the Frankfurt Stock Exchange Prime Standard (Regulated Market), we have adopted the takeover code recommended by the Stock Exchange Expert Commission at the German Federal Ministry of Finance. Although this takeover code does not have the force of law, it is generally required by the Frankfurt Stock Exchange that companies listed on the Frankfurt Stock Exchange acknowledge these takeover provisions. The applicability of the takeover code, as well as provisions of the Company’s articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of the Company’s ADSs. In addition, the rights of the Company’s shareholders under the takeover code could differ from the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

We could be subject to potential product liability claims and third party liability claims related to products and services.

The Company’s electronic payment software products are used for the processing of payment card transactions. Any errors, defects or other performance problems could result in financial or other damages to the Company’s customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm the Company’s business. Although the Company’s customer license agreements typically contain provisions designed to limit the Company’s exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the Internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce the Company’s exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

In the future we may need to raise additional capital in order to remain competitive in the electronic payment industry. This capital may not be available on acceptable terms, if at all.

We believe that the Company’s existing cash and cash equivalents and the Company’s anticipated cash flow from operations will be sufficient to meet the Company’s working capital and operating resource expenditure requirements for at least the next year. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance the Company’s products and services, take advantage of future opportunities, grow the Company’s business or respond to competitive pressures or unanticipated requirements, which could seriously harm the Company’s business.

We depend on increasing use of the Internet and on the growth of electronic business. If the use of the Internet and electronic business do not grow as anticipated, the Company’s business may be materially adversely impacted.

The Company’s business in part depends on the increased acceptance and use of the Internet and wireless networks as a medium of commerce and communication. Rapid growth in the use of the Internet and wireless networks is a recent phenomenon.

As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet and wireless networks as a business medium. Demand for some of the company’s products, such as PayWare Resolve may be materially impacted if a sufficiently broad base of business customers did not continue to use the internet and wireless networks as a business medium.

We may become subject to legal proceeding and adverse determinations in these proceedings could harm the Company’s business.

We may be from time to time involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. An adverse resolution of these matters could significantly negatively impact the Company’s financial position and results of operations.

We may incur significant costs from class action litigation as a result of expected volatility in the Company’s common stock.

Item 4.    Information on the Company

A.    History and Development of the Company

We were incorporated as a limited liability company under the laws of the Republic of Ireland in 1987. On August 23, 1999, the Company’s shareholders resolved by special resolution to re-register us as a public limited company. The Company’s registered office and principal place of business is Trintech Building, South County Business Park, Leopardstown, Dublin 18, Ireland. The Company’s telephone number at that address is +353 1 2074000.

During fiscal 2001, 2002 and 2003 we invested US$3,744,000, US$2,849,000 and US$283,000 respectively, for the purchase of furniture, fixtures and equipment, for further investment in our management information systems.

B.    Business Overview

We are a leading provider of secure payment infrastructure and transaction management solutions globally. We develop, market and sell a comprehensive suite of software and electronic PoS systems that enable electronic payments in multiple channels from traditional to internet channels. We offer vendor-neutral, open software solutions that provide a highly secure payment solution for the Company’s customers. The Company’s customers include banks, card associations, financial transaction processors and merchants in major markets including the United States, the United Kingdom, Europe and South America. Through the Company’s portfolio of feature-rich software products and electronic PoS systems, we offer solutions for each of the parties to a payment transaction: the bank or other financial transaction processor, the merchant and the cardholder. The Company’s comprehensive suite of software and electronic PoS system products enable secure end-to-end payment solutions to automate the entire payment transaction process.

The Payment Industry

The payment industry has rapidly grown throughout the world since the 1970s when banks and merchants first began to encourage widespread use of credit cards and other forms of cashless payment by consumers. Use of these cards has increased significantly: first at the countertop in a merchant’s store, and later through mail order, telephone order and via the Internet. In addition, the introduction of new payment card alternatives, such as chip-based smart cards, prepay and debit cards has further fueled both the use of payment cards and the overall growth of the payment industry.

With the emergence of the electronic payment market through an array of channels using a variety of different payment methods, the financial institution/merchant is increasingly aware of the need to have a comprehensive and effective solution in place to ensure secure electronic payments. Due to the global reach of the Internet, combined with the lower transaction costs compared to the traditional retail market place and the increasing use of the Internet for a broad range of business-to-business and business-to-consumer activities, electronic retailers (e-tailers) began to compete with real-world retailers for their customers and real world merchants have expanded their delivery channels to embrace the Internet. Payment cards have emerged as the predominant means of making purchases over the Internet and there is an increased risk that payment card fraud and repudiation can occur online. According to a study conducted by VISA International in 2001, several member banks in its European region were experiencing repudiation and discovered that approximately 50% of all disputes relate to Internet transactions, while transactions originating on the Internet represented only 2%-3% of total transaction volumes. As the number of people with the ability to access this medium continues to rise and the size of the market increases, the need for secure payments is more important than ever.

Encouraged by the major card schemes, demand is growing for smart card technology. A smart card, (chip card) is a plastic card with an embedded chip that has memory and logic. VISA and Mastercard are mandating various levels of chip and PIN compliance over the coming 5 years, for example, the introduction of chip and PIN in the EU region in January 2005. This replacement program creates opportunity for electronic PoS systems vendors. In addition, the software that enhances the functionality of these smart cards is becoming increasingly important and a way for card manufacturers to migrate up the value chain.

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

Debit card usage is also growing strongly. According to the Nilson Report, the number of U.S. consumer purchases is projected to grow to 152 billion by 2010, up from 79 billion in 1999. The portion of these purchases conducted electronically is expected to rise from 25% (20 billion) to 47% (71 billion) during this same period, with half of this growth coming from debit card usage. Nilson estimates that debit transaction volumes will grow by a Compound Annual Growth Rate of 14.5% between 1999 and 2010. 1 US PIN-based debit grew by 27 per cent in 2002. 2 This is mostly at the expense of checks and other paper-based payment vehicles.

The growth of payment card transactions and the evolution in the channels of electronic payment, in conjunction with increased payment card fraud, has driven the need for more comprehensive, secure and effective hardware and software payment products that can cost-effectively process and manage these transactions.

Payment Transactions

Each of the participants in a payment transaction operates within a framework of policies and standards established by card associations such as VISA and MasterCard and card companies like American Express and Discover Financial Services. These associations have established the network and processing infrastructures required to authorize payments and transfer funds, and

[1]	Source: The Nilson Report, September 2002
[2]	Source: Jeffery Baker, of US Bancorp Piper Jaffray, in ‘Credit Card Management’, January 2003.

have implemented large-scale marketing programs to promote consumer and merchant acceptance of existing card brands and new card-related products. The global acceptance of payment cards and the convenience they provide facilitate business-to-consumer and business-to-business commerce in the physical world and over the Internet. With the emergence of e-payment, financial institutions, merchants and consumers have recognized the need for secure software solutions to mitigate fraud, manage disputed transactions, reconcile accounts and improve the overall efficiency of payment card transaction processing.

E-Commerce Transactions

In an Internet transaction, the cardholder must first enter the payment card information either directly on the merchant’s web site or into an electronic wallet resident on the cardholder’s computer or mobile phone. Typically, software resident on the cardholder’s computer or mobile phone encrypts and then transmits the information to the merchant over the Internet. The e-commerce payment software resident on the merchant’s server receives the card information and forwards this information to the merchant’s bank or financial transaction processor. The merchant’s, bank’s or processor’s e-payment system captures and processes the payment information and, together with the card associations and the cardholder’s bank, settles the transaction.

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

The Need for Security and Authentication for E-payments over Public Networks, such as the Internet

Losses incurred as a result of payment card fraud can hit the bottom-line profitability of banks through administrative costs and charge-offs. For physical world PoS transactions, the use of chip and PIN are being mandated within individual regions to combat counterfeit cards. We believe that the higher incidence of fraud and repudiation in Internet transactions is primarily caused by inadequate consumer authentication and identity verification measures, inadequate merchant authentication and verification measures, and lack of security shielding and encryption within databases which contain sensitive consumer or payment data.

The Secure Socket Layer (SSL) technology developed by Netscape has been widely adopted as a standard for Internet security. It uses digital certificates to encrypt data transmitted over the Internet, but is not designed to authenticate cardholders or merchants, or to protect data once it arrives at a merchant’s database. In response to the deployment of non-unique certificates and the security limitations of SSL, VISA and MasterCard have launched a number of initiatives to strengthen the security of Internet payments. These are –

•	SET Secure Electronic Transaction : The SET protocol introduced by VISA and MasterCard in 1996 is a comprehensive authentication, encryption and financial settlement protocol using Public Key Cryptography. While a wide number of SET pilots commenced throughout the world between 1997 and 2001, the standard did not reach critical mass for adoption amongst the banking industry.

•	VISA has launched the 3-D Secure protocol—branded “Verified by Visa” in 2000, which uses messages transmitted over the Internet to authenticate the cardholder during a purchase.

•	MasterCard has launched their SecureCode authentication approach, which allows use of the 3-D Secure protocol and of an alternative technical approach based on the exchange of purchase data directly between a consumer wallet application and the merchant’s web pages.

We believe that the e-payment industry will continue to be influenced and shaped by the strategies and initiatives of VISA and MasterCard—along with other industry and technology leaders—and that the areas of chip, Internet and wireless technology will continue to converge towards common standards across multiple consumer device channels.

The Need for Dispute Management

Disputes arise when a cardholder does not accept some item on his statement for any reason. A dispute becomes a chargeback when the card issuer initiates a dispute procedure through its card scheme, having determined that a transaction may be invalid for any of a number of reasons. There are three main types of payment dispute that may give rise to a chargeback—(i)

the cardholder does not recognize the transaction, (ii) the cardholder asserts that they did not carry out the transaction, and (iii) the cardholder has a problem with a transaction that they did carry out. All three may require different actions to be carried out by the issuing bank.

The traffic between the issuer and the financial transaction processor (acquirer) during the chargeback dispute process is in the form of electronic transactions which, just like normal transactions, are transmitted through the relevant payment system network. In some cases, either party may also need to send specified items of documentation through the post in addition to these electronic transactions. There is typically low levels of automation in dispute management and the cost of processing chargebacks can be significant. Also, banks may be faced with writing off the value of a dispute if it has not been processed correctly or within the time period specified by the card scheme.

The Need for Reconciliation

Merchants accept payments in all forms of currency and tender types, including debit and credit cards, cash and checks, gift certificates and many new forms of payments such as gift cards. Regardless of the payment method, the merchant needs to ensure the information recorded at the store, point-of-sale, matches up with the deposits that are made at the bank. For companies with multiple depositing locations or high volumes of card transactions, this manual process becomes quite labor intensive. This results in high costs to the organization, not only in terms of people, but the manual effort is prone to error, and provides no real corporate controls. It also leads to unexplained shortages that are difficult to track, increased idle balances that are not brought forward for use by the business, and higher fees paid for inefficient bank account structures.

There is significant cost involved in manual deposit reconciliation:

•	It can result in high rates of fraud, larceny and error at the store level (and consequently, unnecessary write-offs)

•	There is low productivity due to the manual nature of the process

•	It is typically unable to quickly identify and resolve credit card/cash deposit discrepancies

•	Fraud prevention is a slow process

•	Risk management/management control: it provides no real historical data or trend analysis

•	It results in high bank fees as manual reconciliation does not easily identify opportunities for bank consolidation

•	The sheer number of possible matches in an account with 80-100 stores prevents timely reconciliation

•	Single store accounts mean high bank fees compared to consolidated accounts as the company can get volume discounts

•	Manual reconciliation can make it very difficult/costly for a company to scale its operations: if they want to add sites, they need to account for extra staff for this process

In addition to deposit verification many merchants also have other reconciliation needs that are less critical to their top line revenue but need to be performed to ensure financial control and reduce operational risk. These types of reconciliation include: disbursed checks versus presented checks and invoices to payments.

The Trintech Solution

We are a leading provider of secure payment infrastructure and transaction management solutions globally. The following characteristics of the Company’s solutions enable us to deliver key competitive advantages to the Company’s customers:

Comprehensive Functionality.    The Company’s payment solutions have been designed for scalability and operate in multi-currency, multi-taxation, multi-payment protocol and complex communication environments. We are one of the few vendors to offer integrated secure e-payment solutions that allow customers to process transactions in the physical world and over the Internet.

Flexible Range of Solutions.    The Company’s suite of products provides flexible payment solutions for each participant in a transaction: banks and financial transaction processors, merchants and cardholders. The Company’s products are designed to be modular, permitting them to interoperate with payment products of other vendors. Alternatively, by offering the Company’s products as an integrated end-to-end payment solution, we also provide a complete cost-effective solution for the Company’s customers.

Secure Technology.    The Company’s products have been developed using innovative, robust, cryptographic technologies. Our various products incorporate security algorithms including DES, Triple DES and RSA private/public key and other advanced proprietary algorithms. Where appropriate, the Company’s e-commerce products support the SET, SSL and the 3-D Secure standards. As well as supporting card scheme standards, we have also developed solutions to add further security beyond the levels mandated by the card schemes for payment transactions.

Open Systems Architecture.    The Company’s open architecture design supports a wide variety of operating systems, databases and merchant commerce servers. The Company’s software solutions for banks, financial transaction processors and merchants have been developed for Windows and UNIX operating systems and Oracle and Microsoft databases. The Company’s technology approach facilitates integration with existing hardware and software systems. In addition, the Company’s software products are vendor neutral and are designed to interface with e-payment hardware and software products of third-party vendors, including IBM, Oracle, Microsoft and SAP.

Expertise in Secure Payment Industry.    We believe the Company’s 16 plus years of experience in the payments industry has enabled us to develop sophisticated e-payment solutions for payment transactions in the physical world and over the Internet. We also believe that this industry focus has enabled us to develop strong and close relationships with the card associations and banks that can influence the structure and development of the e-payment industry.

Trintech’s Growth Strategy

The Company’s mission is to be a leading worldwide provider of secure payment infrastructure and transaction management solutions. The key components of the Company’s strategy are:

Leverage Multi-Channel Payment Expertise.    We will continue to invest and build on the Company’s 16 plus years of experience in developing innovative, secure payment solutions for markets where we believe we can leverage our existing product set. The major focus of our development efforts are in enhancing the functionality and use of our existing products set. In 2002 we released a number of new products, including the world’s first high security PoS terminal architecture using embedded Linux and ARM technology, which was based on our existing point-of-sale payment domain expertise, and also announced the addition of an online browser-based application suite to the Company’s deposit verification and reconciliation product (PayWare ReconNET).

Maintain the Company’s Focus on Customer Service.    We have a large existing customer base and we work hard to ensure that they are satisfied with the solution they have licensed and the service we provide. We leverage the Company’s existing customer base by introducing them to additional Trintech products across a range of payment channels. We are working to grow the Company’s customer base worldwide and plan to maximize the potential of this customer base by pursuing a cross-selling and up-selling strategy.

Extend Early Lead in Internet E-Payment Software.    We were one of the first software companies to adopt both the SET and SSL standards, and we were the first software company to implement a SET transaction. We intend to continue to extend the Company’s range of security products and support new e-payment standards and Internet technologies, including Verified by Visa, SecureCode and wireless access technologies, as commercial opportunities for new standards emerge.

Continue to Build Strategic Relationships and Expand Channels of Distribution Globally.    We have strategic relationships and distribution agreements with a number of companies including eFunds International, Sterling Commerce, Fiserv—Freedom and Paymentech. These relationships have provided a number of competitive advantages, including access to product development plans, joint marketing opportunities and referral lead-generation for the Company’s direct sales force as well as sales made directly by the Company’s partners. We intend to continue to enter into development, marketing and distribution alliances to produce, promote and distribute custom-tailored e-payment solutions for specific market segments.

Build Strong Brand Recognition.    We are a leading brand name, with Trintech PayWare™, in the payment industry and believe that we are benefiting from the Company’s early industry presence. The Company’s strategy is to promote and strengthen the Company’s brand equity and visibility through excellent service and a variety of marketing and promotional campaigns. We plan to continue to invest in the Company’s on-line marketing programs, such as PinPad.co.uk and epaynews.com, an award-winning site for information and trends related to the payments industry.

Trintech Products

The Company’s products are designed to provide flexible, vendor neutral, secure payment solutions for banks, financial transaction processors, merchants, businesses and cardholders. The Company’s products can be deployed on a stand-alone basis, combined with each other to provide an end-to-end secure payment solution, or integrated with third party products. In addition, the Company’s products support a broad range of communication protocols and security standards. The Company’s products also support multiple currencies, languages and payment protocols. In connection with the license of the Company’s products, we provide a range of support services to the Company’s customers including preventative maintenance, compliance, upgrades, site inspections and 24-hour telephone and on-line support.

All of the Company’s products are sold under the PayWare brand. Within the PayWare suite, the following table summarizes the Company’s product lines and the associated target customer base.

Product Line	Target Customer Base

PayWare Resolve CMS Issuer CMS Acquirer Acquirer Issuer

Any business that processes and services payment card based transactions or issues on-line payment cards including banks, financial institutions, payment service providers, Internet or commerce service providers and telecommunication companies.

PayWare Merchant ReconNET Bank Fee Analysis PrePay ERP Compact 9000i Series Compact 950-PP PinPad Manager OpenPay Smart 5000 EMS

Any business selling goods or services that accepts payment cards including merchants, payment service providers, Internet or commerce service providers, telecommunication companies and online purchasers.

Financial Institution and Payment Service Provider Focussed Products

PayWare Resolve, PayWare CMS, PayWare Acquirer and PayWare Issuer are primarily used by banks and financial transaction processors. This product suite supports the payment transaction processing needs of both the merchant’s bank and the cardholder’s bank. It uses scalable and interoperable payment architecture for Windows and UNIX platforms and supports modular payment components for specific financial instruments and operating environments. This product suite provides financial institutions with the ability to issue on-line payment cards, capture and process card-based e-payment transactions and manage and resolve disputed payment card transactions in both the physical world and over the Internet. The principal products sold by us to banks and financial transaction processors are:

•	PayWare Resolve is a suite of products that help automate payment dispute resolution. The products combine a powerful decision-support engine using card association Operating Regulations for chargeback processing with built-in workflow technology. This product line was acquired as part of the purchase of Exceptis Technologies Limited in November 2000. The PayWare Resolve Suite provides the following functionality:

•	built-in knowledge of national and international chargeback regulations

•	workflow management and financial control

•	automated chargeback documentation

•	management control/risk management

•	PayWare CMS Issuer provides card issuers with an integrated card management system with back office processing and supports multiple payment instruments. This product line was acquired as part of the purchase of Sursoft S.A. in November 2000. PayWare CMS Issuer provides the following functionality:

•	management of physical card issuance programs

•	accounting for and management of cardholder transactions

•	management tools allowing card issuers to manage the risk profile of their portfolio

•	PayWare CMS Acquirer provides merchant acquirers/processors with a back office merchant accounting, settlement and management system and supports multiple payment instruments. This product line was acquired on the purchase of Sursoft S.A. in November 2000. PayWare CMS Acquirer provides the following functionality:

•	flexible, customized management of merchant accounts

•	accounting for and management of merchant transactions

•	PayWare Acquirer is a secure integrated payment gateway and a hosted merchant PoS payment engine. It provides financial institutions and payment service providers with the functionality required to authorize, capture, route, settle and bill payment card transactions in both the physical and virtual world. PayWare Acquirer supports multiple payment instruments and the latest card association authentication protocols. First released in 1995, the product’s core capabilities include:

•	transaction authorization functionality using a choice of protocols

•	data capture functionality using a choice of protocols

•	value added services such as multi-currency acquiring services, storefront integration and browser based transaction management tool

•	remote deployment, update and configuration of merchant applications

•	support and implementation of key security protocols

•	PayWare Issuer is a consumer server wallet providing virtual and wireless consumer authentication and payment that supports multiple payment instruments and was first released in 1999. It supports reinforcement of the brand identity of the card issuer by its presence on the consumer desktop, and as a relationship channel between the consumer and issuer.

Merchant Focussed Solutions

The Company’s solutions for the merchant market are designed to meet merchant requirements for payments in a variety of retail environments in the physical world (including large department stores, grocery chains, call centers, mail order and telephone order) and can also be used for merchants operating on the Internet.

The Company’s PayWare suite of products for the merchant market includes:

•	PayWare Merchant is a comprehensive multi-currency card payment server solution integrated to merchant electronic point-of-sale systems, call centers and the Internet. This product was first released in December 1998 and subsequently extended through the acquisition of Checkline plc. It contains the following functionality:

•	rapid online authorization

•	multi-merchant, multi-acquirer

•	advanced monitoring and reporting

•	scalable, resilient and fault tolerant

•	supports dynamic currency conversion (DCC)

•	PayWare ReconNET configurable transaction matching software that is used by merchants, banks, and other corporations to perform a wide variety of automatic reconciliation and cash management functions. PayWare ReconNET can support credit cards, debit cards, checks and cash. This product was acquired as part of the acquisition of substantially all of the assets of Globeset, Inc. in December 2000. It provides the following functionality:

•	deposit verification

•	research of exception items

•	report module

•	historic trend analysis through analytics

•	anticipatory ACH (Automated Clearing House)

•	PayWare Bank Fee Analysis is software that is used to analyze the fees that a corporation is charged by their banks to ensure they are correct. This product was first released in January 2003, it provides the following functionality:

•	comparison of charges to contracted rates

•	comparison of volume charged to actual volume processed

•	PayWare PrePay enables electronic pre-pay or top-up for a subscriber account and can be used for cellular pre-pay, long distance calling cards, pre-paid payment cards, utility and housing payments and gift/other pre-paid cards. This product is designed to allow merchants and telecommunications operators to reduce their costs of distributing top-up vouchers and allow for the management of customer accounts electronically. We partly acquired this product range through the acquisition of Checkline plc in August 2000 and the software assets from VeriFone in 2001. It provides the following functionality:

•	fully configurable to support a range of top-up transaction types (On-line / Off-line PIN)

•	comprehensive transaction analysis and reporting

•	credit checking/ merchant balance handling

•	handles multiple network operators

•	PayWare ERP integrates the Company’s e-payment merchant functionality into the SAP R/3 system for physical world and e-commerce payment card transactions. It allows corporations to leverage their ERP system to realize operational efficiencies and cost benefits. PayWare ERP manages both the authorization and settlement of transactions between acquiring institutions and ERP-based merchants and businesses. We released PayWare ERP in September 1998.

Electronic PoS systems

The Company’s electronic PoS systems contain the features and functionality required by merchants to manage card-based e-payments in the physical world. The product line is comprised of point of sale devices, high-security personal identification number pads (pin pads), estate management systems, client applications and software development toolkits for merchant e-payment transactions in the physical world. This product line has historically been the foundation of the Company’s sales and long-term relationships with banks, transaction processors and merchants in Germany.

•	Compact 9000i range provides maximum versatility and high security to meet the varied needs of large and small retailers, either in stand-alone or networked installations. It has a high speed thermal printer and uses a new modular software architecture which facilitates the future deployment of new payment applications. It features:

•	large, back-lit graphic display with a long magnetic swipe card reader and smart card reader, for easy and effective card reading

•	high speed processor

•	modular software architecture with an easy-load printer

•	GPRS capability

•	Compact 9000i SDK is a software development toolkit that allows distributors and partners in local markets to develop and test diverse software modules for custom-tailored payment card applications. We released the Compact 9000i SDK in March 1999.

•	Compact 950-PP is a highly secure cardholder interface device for a cardholder using a debit or credit card to enter his personal identification number. This product then encrypts the personal identification number for forwarding in a secure message format to an authorization center for verification. This product supports DES, Triple DES and RSA public key encryption standards. We released the Compact 950-PP in February 1997. The current model has the following features:

•	high physical and electronic security

•	tamper evidence features to detect manipulation

•	customer smart card reader

•	online and offline PIN verification

•	PayWare PINPad Manager is a management system that can be used by customers to securely download application and security keys remotely to the PINPad. Its re-programmable application memory allows the PINPad to load new applications with ease.

•	OpenPay is a high security PoS technology platform first released in March 2002, that uses an embedded Linux v 2.4.18 operating system running on a powerful and scaleable ARM processor. Key features include:

•	Hardware (ARM7 with MMU) running at 60 MIPS

•	Hybrid card reading technology (Chip and Magnetic cards)

•	High speed serial peripheral connectivity (up to 115 KBaud)—current industry standard is up to 19.2 Kbaud

•	Ethernet, USB, Analog/ISDN modem available as options

•	Smart card interfaces fully certified to EMV level 1 and level 2

•	Smart 5000 was launched in March 2003. It is a high performance PINPad designed to meet the requirements of chip card acceptance and secure PIN entry and point-of-sale. The Smart 5000 is a new product that is certified to international EMV (Europay-Mastercard-Visa) standards. It features:

•	combined chip and magnetic stripe card reader

•	fast transaction speeds

•	non-proprietary open Linux platform

•	designed to connect to any PoS terminal or EPoS cash register system

•	high security using enhanced cryptography

•	PayWare EMS is a new and comprehensive management system that enables easy remote management of a distributed estate of devices and terminals. It ensures that entire estates of deployed devices and terminals can be centrally managed and control both the software and configuration on individual devices. PayWare EMS caters for a variety of terminal applications including payment, e-topup, EMV and PIN.

Services

To complement and support the Company’s product offerings, we provide the Company’s customers with the following services:

•	Consulting services. The Company’s consulting team provides comprehensive project management, using sophisticated methodologies and tools to identify customers’ business objectives and requirements for e-payment solutions. We implement these solutions with the Company’s customers according to mutually agreed plans and milestones. We also provide in-house product consultation, and provide technical services to design or enhance the Company’s customers’ existing information technology infrastructure.

•	Educational and training services. We offer educational and training programs targeted specifically at users and administrators of the Company’s customers’ information technology systems. These programs are tailored to provide customers with the technical knowledge to operate the Company’s e-payment solutions. Additionally, seminars and other educational initiatives are available on an ongoing basis to assist the Company’s customers in staying current with advances in the e-payment industry.

•	Customization and implementation services. We provide customization services to customize or configure the Company’s solutions to meet the Company’s customers’ particular needs and to integrate the Company’s products into their other processing, accounting and communications systems. The Company’s experienced professional services engineers also perform on-site implementation services to manage, in conjunction with the Company’s customers’ information technology resources, the implementation of their new systems through the testing and acceptance phases of the overall implementation plan.

Technology

The Company’s software solutions incorporate advanced technologies to address user requirements in today’s highly distributed networking environments. The Company’s products support high volumes of transactions in a secure, scalable cross-platform environment, combining proven, reliable proprietary payment technologies with current Internet, operating system and database development tools.

The Company’s software is developed using Java, C, C++, COBOL, Power Builder and web programming languages and standards, and incorporates the following features:

•	System Architecture. The Company’s products are modular in design and flexible in implementation, so that they can be rapidly adapted to address specific customer requirements. We employ an object oriented systems architecture, allowing us to add and re-use functionality across existing and new products, lowering the Company’s product development costs. The Company’s modular design can improve the Company’s time to market for new products.

•	Security and encryption. Due to the sensitive nature of the data handled by the Company’s products, we have developed significant expertise in encryption technology. This infrastructure incorporates advanced security algorithms including DES, Triple DES and RSA private/public key and other advanced proprietary algorithms.

•	Protocols and infrastructure. It is critical that the Company’s products be interoperable with a wide range of payment networks and customer information technology systems. The Company’s products therefore feature advanced application programming interfaces, or APIs, to facilitate interoperability with payment systems and applications. The Company’s products also support a variety of communications protocols, including Internet and telecommunications protocols such as X.25, ISDN and ATM, as well as specific bank authorization and settlement protocols.

•	Support of widely accepted technologies. The Company’s products are configured to run on operating systems and to support databases widely adopted by the e-payment industry. This includes the Linux Windows and UNIX operating systems and Oracle and Microsoft databases. They are also designed to integrate easily with enterprise resource planning software systems, such as the SAP R/3 system.

Customers

We now have a customer base of over 1,320 banks, financial transaction processors, card associations, card companies, payment service providers, merchants and technology companies. As of January 31, 2003, we had shipped over 200,000 electronic PoS systems and over 7,000 licenses of secure payment and reconciliation software. Our top revenue generating customers in FY03, by customer segment, is as follows:

Financial Transaction Processors	Merchants

Bank of America	AT Systems
Bankart	Automobile Association
Citibank	Central Parking
eFunds International	Nexcom
GZS Gesellschaft fur Zahlungssysteme	The TJX Companies
Household International	Verizon Wireless
VISA	7-Eleven

PrePay Processors	Point-of-sale Processors

Alphyra	ADT Secured Payments
Hewlett Packard Italiana	Cardtech
Post TS (eCommercell)	Deutsche Verkehrs Bank Zentrale
Pre Solutions	EPS
Sprint	EVS GmbH

Sales and Marketing

The Company’s sales and marketing efforts are targeted at three principal regions:

•	Europe, Middle East and Africa,

•	North and South America, and

•	the Asia-Pacific region

The Company’s principal market is the USA, which represented 41% of the Company’s total revenue in fiscal 2003. Historically, the Company’s principal market was Germany, which accounted for 39% of the Company’s total revenue in fiscal 2002. Revenue in Germany declined in fiscal 2003 due to the Company’s customers experiencing weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in demand post euro implementation. The Company’s sales strategy for all product lines is to use the Company’s direct sales force in conjunction with indirect distribution channels, such as regional distributors and sector-specific leaders.

Direct Sales Channel

We have direct sales offices in Dublin, Ireland; Frankfurt, Germany; London, England and Dallas, Texas. These offices coordinate direct sales and manage indirect sales channels in the various regions. Due to the technical nature of the Company’s products, members of the direct sales force are often supported by pre-sales technical support staff who are key to closing sales contracts and winning customer confidence.

The Company’s direct sales accounted for approximately 96% of the Company’s total revenues in fiscal 2003. At January 31, 2003, we employed 42 direct sales people who primarily target card associations, banks, financial transaction processors, telecommunications operators and large merchants.

Indirect Sales Channel Strategy

To further facilitate worldwide market penetration and complement the Company’s direct sales efforts, we have and plan to expand indirect sales channels relationships. These relationships primarily act as referrals for the Company’s direct sales force.

We currently have active distribution relationships with eFunds International, Sterling Commerce, Fiserv- Freedom and Paymentech that we believe offer us a number of competitive advantages. The following describes the Company’s current indirect sales channel relationships and the advantages of each:

eFunds International.    The Company’s current distribution partnership with eFunds International gives them the non-exclusive right to distribute the Company’s PayWare Resolve product in Australia, New Zealand and India. This allows us to indirectly target potential customers in these countries, where we do not currently have a direct sales presence.

SBC—Sterling Commerce.    The Company’s current distribution partnership with SBC gives them the non-exclusive right to distribute PayWare ReconNET (under the rebranded name Vector – ReconNET) to banks within North America, and allows us to sell to the Sterling Commerce customer base.

Fiserv—Freedom.    The Company’s current distribution partnership gives Trintech the non-exclusive right to distribute the TRACKER unclaimed property system within North America. The agreement also includes a sales lead referral arrangement with Fiserv for ReconNET within North America.

Paymentech.    The Company’s current referral partnership with Paymentech gives both partners mutual access to the Company’s respective client bases for sales lead generation within North America.

Research and Development

We believe that the Company’s future success will depend in large part on the Company’s ability to enhance and expand the Company’s technologies. We intend to continue to develop innovative payment and reconciliation solutions to respond to the needs of the Company’s customers in this rapidly changing industry, particularly where we believe we can leverage our existing product set. We intend to offer products that interoperate with a variety of new and emerging acceptance channels and communication and security protocols. We have developed the Company’s e-payment products both independently, through the Company’s research and development team, and through funded development projects. From time to time, we have acquired or licensed technology from third parties.

Each of the Company’s development centers has been chosen for its combination of access to global markets, local product knowledge and the availability of skilled personnel. We have now concentrated research and development in the following centers:

•	Dublin, Ireland: electronic PoS systems and payment software including encryption and authentication

•	Dallas, Texas: reconciliation and cash management tools

•	Montevideo, Uruguay: card issuance and card management solutions

•	London, United Kingdom: mobile phone prepay products and merchant payment software

For the year ended January 31, 2003, approximately 24% of the Company’s revenues were dedicated to research and development expenses.

Manufacturing

We outsource the fabrication, testing and packaging of the Company’s electronic PoS system products to Plexus Corp. (UK) Limited, enabling us to concentrate the Company’s resources on product design and software development. We believe this eliminates the high cost of owning and operating a manufacturing facility. The manufacturing facilities for Plexus Corp. (UK) Limited are located in the United Kingdom.

We maintain a manufacturing management team that oversees the manufacture of the products by Plexus Corp. (UK) Limited to ensure that the Company’s specifications are met. These employees have extensive knowledge of the Company’s products and expertise in software quality assurance techniques. Members of the team conduct on-site inspections of the manufacturing facilities of the Company’s subcontractor as well as periodic assessments of products shipped by the Company’s subcontractor to us. We also participate on beta release teams and provide initial training materials for customer support and service.

Competition

The payment industry is highly competitive, and we expect competition to increase as other payment companies introduce electronic PoS system products and payment software.

In the electronic PoS systems market, we principally compete with VeriFone, Ingenico, Hypercom and Thales/Krone. Indirectly, we also compete with local firms that offer country-specific alternatives. In addition, several of the Company’s electronic PoS system products compete with software solutions designed by the Company’s customers’ in-house engineering departments and others. Competition has in the past caused us to reduce the average selling prices of the Company’s electronic PoS systems, and we expect this trend to continue.

In the payment software market, the competitive landscape varies by product line. There is no competitor that we compete with across all product lines. However, we do compete with Transaction System Architects (TSAI) in a number of different areas. We also compete with Checkfree and Pega Systems for individual products. Additionally, we experience significant competition from existing and potential customers that develop, implement and maintain their own proprietary payment solutions relating to the Company’s payment software solutions for both the physical world and the Internet.

In both the electronic PoS system market and the payment software market, we compete primarily on the basis of the following:

•	product capabilities and technical features

•	product performance and effectiveness

•	price

•	support of industry standards

•	ease of use

•	customer technical support and service

We believe that we compete favorably in each of these markets based on these factors. However, in particular cases, the Company’s competitors may offer electronic PoS system products or payment software with functionality that is sought by the Company’s prospective customers and which differs from that offered by us. Several of the Company’s competitors have also in the past, and may in the future, distribute products in pilot programs at low-cost or below-market prices.

Several of the Company’s competitors have significantly greater financial, technical and marketing resources and larger installed customer bases than us. Also, a number of the Company’s competitors have been acquired by, or formed strategic alliances with, industry leaders with significant resources. We may not be able to compete successfully against current and future competitors. In addition, the Company’s current and future competitors may develop products comparable or superior to those developed by us or adapt more quickly than us to new technologies, evolving industry standards or customer requirements. Increased competition could result in price reductions, reduced margins and loss of market share, any or all of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Intellectual Property and Proprietary Rights

The Company’s success is dependent on the Company’s proprietary software technology. The Company relies on a combination of patents, contractual rights, trade secrets, copyright law, non-disclosure agreements and trademarks to establish and protect the Company’s proprietary rights in the Company’s products and technologies. The Company’s patents include the following:

Field of Application	Regions Issued	Regions Pending
Electronic field of point-of-sale security system incorporated in Compact	Ireland, U.S. and Japan	European Union, US and Japan

Secure merchant transaction software incorporated in PayWare merchant product range	Ireland	European Union and Japan

Secure bank/financial transaction processor software incorporated in PayWare Acquirer	Ireland	European Union, U.S. and Japan

Secure card issuing software incorporated in PayWare Issuer	—	European Union, U.S. and South Africa

High security anti-tamper technology incorporated in Pin Pad	—	European Union and U.S.

A hand-held Point of sale terminal	—	Ireland

Secure dispute resolution technology incorporated in PayWare Resolve	Ireland	European Union and U.S.

Secure dispute resolution technology—merchant application	Ireland	European Union and U.S.

These issued patents and the pending patent applications cover key areas of the Company’s e-payment software for payment card transactions in the physical world and over the Internet, as well as the Company’s electronic PoS system products.

The Company’s registered trademarks include the following:

Trademark	Regions Issued	Regions Pending
Trintech	United States	Ireland

Trintech—The Secure Way to Pay	European Union, United States	Ireland

PayWare	European Union, United States	—

PayWare Resolve	European Union	United States

ReconNET	—	United States

PayWare Guardian	—	European Union, United States

Compact 9000	European Union	—

Making Payment Systems Pay	—	United States

PayWare Acquirer	European Union	—

Making Payments Pay	—	European Union

WINEFT	United Kingdom	—

PayGate	European Union, United States	Ireland

PayPurse	European Union, Ireland, United States	United States

S/PAY	—	United States

Exceptis Technologies	—	European Union, United States

NetWallet		United States

In addition to the Company’s patents, trademarks and technology licenses, we have developed a significant portfolio of copyrights, know-how and trade secrets during the Company’s 16 years of experience developing solutions for the payment industry.

Except for the intellectual property described above, we are not currently dependent on any intellectual property that is of material importance to the Company’s business or profitability.

Principal Markets

For a description of the product markets in which we compete, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see Item 5 “Operating and Financial Review and Prospects”.

C.    Organizational Structure

The following is a list and brief description of the Company’s significant subsidiaries:

Trintech Technologies Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the outstanding capital stock of Trintech Technologies Limited is owned by the Company. The principal activity of Trintech Technologies Limited is the sale of electronic PoS system products and payment software.

Trintech Limited, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the voting securities of Trintech Limited are owned by the Company. The principal activity of Trintech Limited is research and development and the licensing of patents.

Actipay Limited, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the voting securities of Actipay Limited are owned by the Company. The principal activity of Actipay Limited is research and development and the licensing of patents.

Trintech GmbH, a wholly-owned subsidiary, is a limited liability company incorporated in the Federal Republic of Germany. All of the outstanding capital stock of Trintech GmbH is owned by the Company. The principal activity of Trintech GmbH is the sale of electronic PoS system products and payment software.

Trintech Inc., a wholly-owned subsidiary, is a California corporation. All of the outstanding capital stock of Trintech Inc. is owned by the Company. The principal activity of Trintech Inc. is the sale of payment software.

Trintech Group Finance Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Cayman Islands. All of the outstanding capital stock of Trintech Group Finance Limited is owned by the Company. The principal activity of Trintech Group Finance Limited is the management of the Company’s surplus cash and the Company’s investments in marketable securities.

Trintech S.A., a wholly-owned subsidiary, is a Uruguay corporation. All of the outstanding capital stock of Trintech S.A. is owned by Trintech Group Finance Limited. The principal activity of Trintech S.A. is the development of e-payment software.

Trintech Limited (formerly Checkline plc), a wholly-owned subsidiary, is incorporated in the United Kingdom. All of the outstanding capital stock of is owned by the Company. The principal activity of Trintech Limited is the sale of electronic PoS system products and payment software.

Exceptis Technologies Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the outstanding capital stock of Exceptis is owned by the Company. Exceptis Technologies Limited is a provider of Internet enabled payment infrastructure solutions for fraud prevention, automated payment card dispute resolution and risk management for card issuers, financial transaction processors and acquirers.

J Driscoll & Associates Inc., a wholly-owned subsidiary, is a Texas corporation. All of the outstanding capital stock of J Driscoll & Associates Inc. is owned by the Company. The principal activity of J Driscoll & Associates Inc. is the development and sale of payment reconciliation software.

D.    Description of Property

The Company’s principal development center and the Company’s principal European executive and administrative offices are located in 60,330 square foot leased office facilities in Dublin, Ireland, of which we sublease 14,243 square feet. The Company’s principal trading offices for North and South America are located in Dallas, Texas. We also have offices for development, sales and marketing personnel which total an aggregate of approximately 65,243 square feet in Frankfurt, Germany; Dallas, Texas; London, England; and Montevideo, Uruguay. We are also seeking to sublease a total of 34,896 square feet comprising part of the Company’s facilities in Dublin, San Mateo, Princeton and Philadelphia.

Item 5.    Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements for the periods specified including the notes thereto included elsewhere in this Form 20-F as well as Item 3.A “Key Information—Selected Consolidated Financial Data”. The following discussion and analysis of financial condition, changes in financial condition and results of operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about customer demand, plans and objectives of management and market growth and opportunity. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that are difficult to predict. Actual results could differ materially from those indicated by such forward looking statements as a result of risks set forth in the following discussion and those set forth in Item 3.D “Key Information—Risk Factors”. We undertake no obligation to update publicly any forward-looking statements in this Form 20-F report.

A.    Overview

From the Company’s organization through 1995, we developed and marketed electronic PoS systems and e-payment software for payment card transactions in the physical world. In early fiscal 1997, we launched the Company’s first products for Internet e-payment transactions. Today, as we continue to develop, market and sell the Company’s comprehensive suite of software and electronic PoS systems that enable payments in both the physical and virtual worlds, the Company’s revenue is primarily derived from three sources:

Product Revenue.    Product revenue, which represented 22% of the Company’s total revenue in fiscal 2003, is derived from sales of the Company’s electronic PoS system products, primarily the Compact 9000 family of PoS devices and the Compact 950-PP pin pad. Revenue for these products are recognized at the time that persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectibility is probable.

License Revenue.    Software license revenue, which represented 52% of total revenue in fiscal 2003, is derived from license fees from the Company’s e-payment software products for payment card transactions in the physical world and over the Internet and other wireless networks, and the provision of related support and maintenance services to customers. We recognize software license revenue under SOP 97-2, as modified by SOP 98-9. Under the terms of SOP 97-2, where an arrangement to deliver software does not require significant production, modification or customization, we recognize software license revenue when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	our fee is fixed or determinable; and

•	collectibility is probable.

We also license the Company’s software on a recurring rental basis, and, under SOP 97-2 as amended, we recognize revenue from these arrangements ratably over the life of the agreement. Customer support and maintenance fees are established as a percentage of the software license price, typically 18% per year, and are generally paid quarterly. We recognize revenue related to customer support and maintenance fees ratably over the life of the agreement.

Service Revenue.    We derive service revenue, which represented 26% of total revenue in fiscal 2003, from consulting services, educational and training services and customization and implementation services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided.

The following table illustrates the Company’s revenues for the fiscal years ended January 31, 2001, 2002 and 2003 by customer location before intercompany eliminations:

	Year Ended January 31,
	2001	2002	2003
	(in thousands of U.S. dollars)
Germany	$40,817	$45,948	$10,270
Europe (excluding Germany)	33,996	30,466	15,664
Rest of the world	14,518	27,528	23,259
Eliminations	(40,291)	(35,601)	(6,337)

Total	$49,040	$68,341	$42,856

Total revenue from customers in the United States was US$17.5 million in fiscal 2003, US$21.4 million in fiscal 2002 and US$8.3 million in fiscal 2001. This represented approximately 41% of total revenue in fiscal 2003, 31% of total revenue in fiscal 2002 and 17% of total revenue in fiscal 2001. Total revenue from customers located in Germany was US$8.2 million in fiscal 2003, US$26.7 million in fiscal 2002 and US$23.8 million in fiscal 2001. This represented approximately 19% of total revenue in fiscal 2003, 39% of total revenue in fiscal 2002 and 49% of total revenue in fiscal 2001. Total revenue from customers located in Europe, excluding Germany and Ireland, was US$13.3 million in fiscal 2003, US$12.8 million in fiscal 2002 and US$8.2 million in fiscal 2001. This represented approximately 31% of total revenue in fiscal 2003, 19% of total revenue in fiscal 2002 and 17% of total revenue in fiscal 2001.

Cost of product revenue includes outsourced manufacturing costs, and packaging, documentation, labor and other costs associated with packaging and shipping the Company’s electronic PoS system products. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived and the cost of providing after-sale support and maintenance services to customers and the costs of amortized purchased technology. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

Research and development expenses consist primarily of labor and associated costs connected with the development of the Company’s software products and electronic PoS system products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation.

We operate as a holding company with operating subsidiaries in Ireland, Germany, the United Kingdom, Uruguay, the United States and a financing subsidiary in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, the Company’s consolidated effective tax rate may increase to the extent that we report tax losses in some subsidiaries and taxable income in others. In addition, the Company’s tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and stock compensation.

We have significant operations and we generate a significant portion of the Company’s taxable income in the United Kingdom, the United States, Germany and the Republic of Ireland. Some of the Company’s Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010, and another Irish subsidiary qualifies for an exemption from income tax as the Company’s revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997.

We currently anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and the Company’s tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected.

A significant portion of the Company’s revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and we and all of the Company’s subsidiaries, other than the Company’s U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations resulting primarily from fluctuations in the U.S. dollar and the euro and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and, in particular, on a quarterly basis. As a result of such currency fluctuations, we recognized exchange gains of US$771,000 and US$523,000 in fiscal 2003 and 2002, respectively. In fiscal 2001, however, we recognized an exchange loss of US$149,000. From time to time we have in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. We expect to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

On August 25, 2000, the Company acquired the outstanding shares of Checkline plc, a privately held company in the United Kingdom, for total consideration of approximately US$39.3 million subject to final adjustment relating to performance related deferred consideration. The consideration as at January 31, 2003, totaled US$41.1 million, including an estimate of performance related deferred consideration of US$1.25 million. The total consideration comprised of the issuance of 300,518 ADSs with a value of US$29 million at the time of the agreement, US$11.8 million in cash, and related costs. A further US$1.25 million may become payable to the former stockholders of Checkline plc if agreement on certain performance criteria being met is reached. This payment, if met, would result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition. The total purchase costs as at January 31, 2003, totaling US$41.1 million, comprising the fair value of the shares issued, the cash paid and related transaction costs, have been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce, acquired customer base and a non-compete covenant) of US$9 million, goodwill of US$31.6 million and net assets acquired of US$0.5 million. The Company adopted SFAS No. 142 on February 1, 2002, and reclassified non-current assets relating to assembled workforce of US$343,000 to goodwill and ceased to amortize US$343,000 of goodwill. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three years. During the years ended January 31, 2002 and 2003, the Company recognized other non-current asset impairments, principally a non-compete covenant and purchased technology, of US$1.6 million and US$1.0 million, respectively.

On November 15, 2000, the Company acquired substantially all the assets of Sursoft, a privately held company in Latin America, for total consideration of approximately US$11.0 million subject to final adjustment relating to performance related deferred consideration, which was finalized in March 2003, as outlined below. The consideration as at January 31, 2003 totaled US$11.4 million. The total purchase costs comprise US$8.9 million payable in cash over five years, deferred consideration of US$2.2 million payable in cash, and transaction costs of US$0.3 million. Separately, the vendors of the Sursoft assets purchased 87,064 ADSs for a total cash consideration of US$3.5 million. The acquisition agreement with Sursoft shareholders was amended in March 2003. Under the terms of the amended agreement the Company paid approximately US$451,000 to Sursoft shareholders in April 2003. In addition, the Company will be required to pay either an additional final amount of US$150,000 contingent on the achievement of agreed performance criteria or US$100,000 in July 2003. The amended agreement will reduce the total estimated consideration of US$11.4 at January 31, 2003, to approximately US$10.3 million, a reduction in deferred consideration of approximately US$1.1 million. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition. The total purchase costs of US$11.4 million, comprising the fair value of the shares issued, the cash paid, the deferred consideration and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology and assembled workforce) of US$3.1 million, goodwill of US$8.3 million and net assets acquired of nil. The Company adopted SFAS No. 142 on February 1, 2002, and reclassified non-current assets relating to assembled workforce of US$118,000 to goodwill, and ceased to amortize US$5.4 million of goodwill. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three years. During January 2003, the Company recognized other non-current asset impairments, principally purchased technology, of US$590,000.

On November 20, 2000, the Company acquired Exceptis Technologies Limited, a privately held company in Ireland, for total consideration of approximately US$16.5 million subject to final adjustment relating to performance related deferred consideration and total amount of liabilities assumed. The final consideration totaled US$18.1 million. The total purchase costs comprise the issuance of 433,388 ADSs with a value of US$15.6 million at the time of the agreement, 43,326 replacement options over the Company’s Ordinary Shares with a fair value of US$433,000, liabilities assumed of US$2.1 million, cash of US$1.2 million and related acquisition costs of US$0.9 million. Total unearned compensation cost for outstanding unvested options held by Exceptis employees and exchanged for unvested options granted by the Company has been calculated as the portion of the intrinsic value at the consummation date that the future vesting period bears to the total vesting period. The amount of unearned compensation cost, US$281,000, has been deducted from the fair value of the total purchase price. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition. The total purchase costs of US$18.1 million, comprising the fair value of the shares and replacement options issued, the net liabilities assumed and related transaction costs less the amount allocated to unearned compensation costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce and non-compete covenants) of US$2 million and goodwill of US$17.9 million and net liabilities assumed of US$2.1 million. The Company adopted SFAS No. 142 on February 1, 2002, and reclassified non-current assets relating to assembled workforce of US$316,000 to goodwill, and ceased to amortize US$4.8 million of goodwill. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three years. During January 2003, the Company recognized other non-current asset impairments, principally a non compete covenant, of US$109,000.

On December 29, 2000, the Company acquired the primary assets of Globeset, Inc., a privately held company in the U.S., for total consideration of approximately US$33.9 million subject to final adjustment based on the total amount of liabilities assumed. The consideration as of January 31, 2002 totaled US$36.6 million. In January 2003, the total consideration was reduced by approximately US$1.0 million due to the adjustment of an assumed liability in connection with the acquisition of Globeset. The final consideration totaled US$35.6 million. The consideration comprises US$15.6 million in cash, net of cash acquired, the assumption of liabilities of US$19.0 million and related acquisition costs of US$1.0 million. Separately, the vendors of the Globeset assets purchased 225,733 ADSs for a total cash consideration of US$10.0 million. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition. The total purchase costs of US$35.6 million, comprising the net cash paid, net liabilities assumed and related transaction costs, has been allocated, based on their respective fair values, to non-

current assets (purchased technology, assembled workforce and acquired customer base) of US$10.3 million and goodwill of US$30.3 million less deferred income of US$5.0 million. The Company adopted SFAS No. 142 on February 1, 2002, and reclassified non-current assets relating to assembled workforce of US$0.7 million to goodwill, and ceased to amortize US$9.5 million of goodwill. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of seven years. During January 2003, the Company recognized other non-current asset impairments, principally purchased technology, of US$270,000.

On November 13, 2001, the Company acquired VeriFone’s secure payment infrastructure and Internet payment ePS product line, for total consideration of US$3.4 million. The consideration comprises US$3.3 million in cash and related acquisition costs of US$100,000. The acquisition was accounted for under the purchase method of accounting. The total purchase costs of US$3.4 million, comprising the net cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$2.9 million and goodwill of US$459,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets were initially amortized on a straight-line basis over their estimated useful economic lives of three years. During January 2003, the Company recognized other non-current asset impairments, principally purchased technology of US$1.7 million equivalent to the carrying value of the assets, which reduced the carrying value of the assets to nil.

The Company recognized goodwill impairments of US$36,540,000 and US$12,849,000 for the years ended January 31, 2002 and 2003, respectively, in connection with these acquisitions, more fully described below and in Note 20 of the Financial Statements.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements.

Revenue recognition.    The Company’s revenue is derived from product sales, license fees and charges for services.

We recognize license revenue in accordance with the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions” and the Securities and Exchange Commissions Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, and other related accounting literature. Management may exercise judgment and use estimates in connection with the determination of the amount of software license and services revenues to be recognized in each accounting period. For software license agreements that do not require significant modification or customization of the software, we recognize revenue when the following conditions have been met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	our fee is fixed or determinable; and

•	collectibility is probable.

Many of our licence agreements contain multiple elements. When the company enters into multiple element arrangements, we allocate revenue to each of the elements based on its respective vendor specific objective evidence of fair value. Each license arrangement requires careful analysis to ensure that all of the individual elements in the license transaction have been identified, along with the fair value of each element. The vendor specific objective evidence of fair value for an element is based on the price charged for the element when it is sold separately. If we cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, we defer revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of an element cannot be established, we use the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Revenue for services is recognized as the services are performed where those services are provided on a time and materials basis. Where services are being provided on a fixed price contract, the revenue is accounted for in conformity with the percentage of-completion contract accounting method, using reasonable estimates as to the project work completed. If there is insufficient means to measure the progress of the project towards completion, revenue is recognized when the project is finished.

Revenue from maintenance and support agreements are recognized on a straight-line basis over the period to which it relates, which is typically one year.

Allowance for doubtful accounts.    The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectibility of specific customer accounts and the aging of accounts receivable. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than the Company’s historical experience, the Company’s estimates of the recoverability of amounts due to us could be adversely affected.

Inventory reserves.    Inventory purchases and commitments are based upon future demand forecasts. If there is a significant decrease in demand for the Company’s products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase the Company’s inventory allowances and the Company’s gross margin could be adversely affected.

Long-lived assets.    In assessing the recoverability of our goodwill and other intangibles, the Company must make assumptions regarding estimated future cash flows, the discount rate and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges against these assets in the reporting period in which the impairment is determined.

The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS 142 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 17, (APB 17), “Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include, but are not limited to, significant under performance relative to historical or expected operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, a significant decline in the Company’s stock price for a sustained period, and the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company measures any impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

Warranty reserves.    We accrue for warranty costs based on historical trends in product failure rates and the expected material and labor costs to provide warranty services. If we were to experience an increase in warranty claims compared with the Company’s historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, the Company’s margins could be adversely affected.

Legal contingencies.    We are occasionally involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess the Company’s potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to the Company’s pending claims and litigation and may revise the Company’s estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position.

Results of Operations

The following table presents the Company’s results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Year Ended January 31,
	2001	2002	2003
Revenue:
Product	45%	38%	22%
License	42	44	52
Service	13	18	26

Total revenue	100	100	100
Cost of revenue:
Product	31	28	26
License	13	15	21
Service	10	13	20

Total cost of revenue	54	56	67

Gross margin	46	44	33
Operating expenses:
Research and development	40	30	24
Sales and marketing	35	27	24
General and administrative	25	26	36
Restructuring charge	—	8	10
Amortization of goodwill	13	41	—
Amortization of purchased intangible assets	1	6	6
Impairment of goodwill and purchased intangible assets	—	56	39
Adjustment of acquisition liabilities	—	—	2
Stock compensation	11	1	—

Total operating expenses	125	195	141

Income (loss) from operations	(79)	(151)	(108)
Other expenses:
Interest (income) expense, net	14	4	2
Exchange gain (loss), net	—	1	2

Income (loss) before provision for income taxes	(65)	(146)	(104)
Provision for income taxes	(1)	—	—

Net income (loss)	(66)%	(146)%	(104)%

Fiscal Year Ended January 31, 2003 Compared To Fiscal Year Ended January 31, 2002

Revenue

Total Revenue.    Total revenue decreased US$25.5 million to US$42.8 million in the fiscal year ended January 31, 2003 from US$68.3 million in the fiscal year ended January 31, 2002, a decrease of 37%. The decrease was primarily attributable to the Company’s product customers experiencing weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in demand post euro implementation. In addition, the decrease was due to continued softness in the global IT market.

Although we have historically derived a significant portion of the Company’s total revenue from a small number of customers, in the year ended January 31, 2003 there was no customer which accounted for greater than 10% of the Company’s total revenue. In the fiscal year ended January 31, 2002, Deutsche Verkehrs Bank Zentrale accounted for 12% of the Company’s total revenue and Fiducia accounted for 10% of the Company’s total revenue. The fall off in orders from these two customers is directly attributable to the weakness in the German retail sector.

        Product.    Product revenue decreased US$16.9 million to US$9.2 million in the fiscal year ended January 31, 2003 from US$26.1 million in the fiscal year ended January 31, 2002, a decrease of 65%. Product revenue represented 22% of total revenue in the fiscal year ended January 31, 2003 compared to 38% of total revenue in the fiscal year ended January 31, 2002. The decrease was attributable to the Company’s product customers experiencing weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in demand post euro implementation. We believe there will continue to be weakness in demand from the German retail sector, however, the introduction of EMV (a standard for chip card acceptance), may have a positive impact on product revenues in the second half of the current fiscal year and fiscal 2005.

License.    Software license revenue decreased US$7.8 million to US$22.4 million in the fiscal year ended January 31, 2003 from US$30.2 million in the fiscal year ended January 31, 2002, a decrease of 26%. Software license revenue represented 52% of total revenue in the fiscal year ended January 31, 2003 compared to 44% of total revenue in the fiscal year ended January 31, 2002. The decrease in software license revenue was due primarily to the ongoing fragile state of the global economy which resulted in slower payment infrastructure investment decisions and longer sales cycles.

Service.    Service revenue decreased US$724,000 to US$11.3 million in the fiscal year ended January 31, 2003 from US$12 million in the fiscal year ended January 31, 2002, a decrease of 6%. Service revenue represented 26% of total revenue in the fiscal year ended January 31, 2003 and 18% of total revenue in the fiscal year ended January 31, 2002. The decrease in service revenue in the fiscal year ended January 31, 2003 primarily resulted from a reduction in sales of software licenses, which resulted in reduced demand for consulting services.

Cost of Revenue

Total Cost of Revenue.    Total cost of revenue decreased US$9.8 million to US$28.8 million (including US$4.7 million in respect of amortization of acquired technology) in the fiscal year ended January 31, 2003 from US$38.6 million (including US$4.5 million in respect of amortization of acquired technology) in the fiscal year ended January 31, 2002, a decrease of 25%. Gross margin decreased to 33% in the fiscal year ended January 31, 2003, from 44% in the fiscal year ended January 31, 2002. The decrease in total gross margin was primarily as a result of the adverse impact of lower total revenues which impacted the margin due to the fixed nature of a significant portion of the Company’s cost of revenues and due to exceptional provisions for loss in net realizable value for excess inventory.

Product.    Cost of product revenue decreased US$8.3 million to US$11.1 million in the fiscal year ended January 31, 2003 from US$19.5 million in the fiscal year ended January 31, 2002, a decrease of 43%. Product revenue costs increased to 122% of product revenue in the fiscal year ended January 31, 2003 from 75% of product revenue in the fiscal year ended January 31, 2002. The decrease in absolute dollars resulted from a reduction in the volume of shipments. The percentage increase was primarily due to exceptional provisions for loss in net realizable value for excess inventory of US$3.0 million, a consequence of the weaker than expected demand from the German retail sector and the fixed nature of a significant portion of the Company’s cost of product revenues. In addition, the percentage increase was due to the impact of the declining value of the dollar as against the euro in the three month period ended January 31, 2003. For example, as sales of the Company’s electronic PoS systems in Germany are denominated in euro, the decrease in value of these sales has meant that the Company’s euro costs were greater than the Company’s euro revenue in the three months ended January 31, 2003. As a result, the increase in value of the euro relative to other currencies has had a negative impact on the Company’s cost of product revenues in the three month period ended January 31, 2003.

License.    Cost of license revenue decreased US$1.2 million to US$9.2 million in the fiscal year ended January 31, 2003 from US$10.4 million in the fiscal year ended January 31, 2002, a decrease of 11%. Software license costs were 41% of license revenue in the fiscal year ended January 31, 2003, compared to 35% in the fiscal year ended January 31, 2002. The decrease in absolute dollars resulted primarily from involuntary staff terminations during the year. The percentage increase was primarily due to the adverse impact of lower license revenues which impacted the margin due to the fixed nature of a significant portion of the Company’s cost of license revenues.

Service.    Cost of service revenue decreased US$225,000 to US$8.5 million in the fiscal year ended January 31, 2003 from US$8.7 million in the fiscal year ended January 31, 2002, a decrease of 3%. Service costs were 75% of service revenue in the fiscal year ended January 31, 2003 compared to 72% of service revenue in the fiscal year ended January 31, 2002. The decrease in absolute dollars resulted primarily from involuntary staff terminations during the year. The percentage increase was primarily due to the adverse impact of lower service revenues which resulted in reduced labor utilization as compared to fiscal 2002.

Operating Expenses

Research and Development.    Research and development expenses decreased US$10.2 million to US$10.3 million in the fiscal year ended January 31, 2003, from US$20.6 million in the fiscal year ended January 31, 2002, a decrease of 50%. Research and development expenses were 24% of total revenue in the fiscal year ended January 31, 2003 compared to 30% of total revenue in the fiscal year ended January 31, 2002. The decrease in research and development expenses in the year ended January 31, 2003 was primarily due to a reduction in the number of research and development employees from 250 at January 31, 2002 to 160 at January 31, 2003. These staff reductions were primarily due to involuntary staff terminations during the year as a result of the technological maturing of the Company’s electronic commerce products and a reduced investment in products where the market opportunity has not yet developed due to economic conditions. Accordingly, we expect that research and development expenses will continue to decrease in absolute dollar terms and as a percentage of revenue in fiscal 2004.

Sales and Marketing.    Sales and marketing expenses decreased US$8.4 million to US$10.3 million in the fiscal year ended January 31, 2003 from US$18.7 million in the fiscal year ended January 31, 2002, a decrease of 45%. Sales and marketing expenses were 24% of total revenue in the fiscal year ended January 31, 2003 compared to 27% of total revenue in the fiscal year ended January 31, 2002. The decrease in sales and marketing expenses in the year ended January 31, 2003 was primarily due to a reduction in the number of sales and marketing employees from 77 at January 31, 2002 to 63 at January 31, 2003 and a reduction in commissions and travel costs. These staff reductions were primarily due to involuntary staff terminations during the year as a result of cost containment efforts initiated to align cost structures with the business. The decrease was also a result of a reduction in direct marketing activities, commission payments and travel costs.

General and Administrative.    General and administrative expenses decreased US$2.5 million to US$15.3 million in the fiscal year ended January 31, 2003, from US$17.9 million in the fiscal year ended January 31, 2002, a 14% decrease. General and administrative expenses were 36% of total revenue in the fiscal year ended January 31, 2003, compared to 26% of total revenue in the fiscal year ended January 31, 2002. The decrease was as a result of reductions related to the closing of excess facilities and the reduction in the number of general and administrative personnel from 70 at January 31, 2002 to 46 at January 31, 2003 due to involuntary staff terminations during the year. The reductions resulted from cost containment efforts initiated to align cost structures with the business. Accordingly, we expect that general and administrative expenses will decrease in absolute dollar terms and as a percentage of revenue in fiscal 2004.

Restructuring charge.    The Company recorded restructuring charges of US$4.3 million and US$5.3 million for the years ended January 31, 2003 and 2002, respectively. The restructuring charge in fiscal year ended January 31, 2002 was due primarily to the overlap of positions and facilities as a result of Trintech’s acquisitions in fiscal 2001. In connection with these activities, we reduced the Company’s workforce by approximately 115 employees and closed facilities in Austin, Texas and Miami, Florida. In fiscal year ended January 2003, we recorded restructuring charges of US$4.3 million in relation to costs associated with staff terminations and the closure of excess facilities as the Company concentrated on products with the highest earning potential. The company reduced its workforce by approximately 125 employees including the agreed resignation of John McGuire, the Company’s President, who resigned effective September 16, 2002, and closed facilities in Princeton, New Jersey; Philadelphia, Pennsylvania; and San Mateo, California. As of January 31, 2003, accrued restructuring charges related primarily to future lease commitments of US$1.3 million, which will be paid through fiscal 2006. We continue to search for subtenants for these excess facilities, but given the short duration of the remaining lease terms and the current market for commercial real estate, we are unlikely to be able to find subtenants at reasonable rates.

Amortization of goodwill.    On February 1, 2002, the Company adopted SFAS No. 142 and reclassified non-current assets relating to assembled workforce of US$1.5 million to goodwill and ceased to amortize US$20.5 million of goodwill. As a result of the change in accounting policy, there was no charge for amortization of goodwill in the year ended January 31, 2003. The charge in the year ended January 31, 2002 of US$27.8 million was a result of the amortization of goodwill recorded in connection with the acquisitions in fiscal 2001.

Amortization of purchased intangible assets.    Amortization of purchased intangible assets consists primarily of the amortization of purchased technology and acquired customer base, recorded in connection with the acquisitions in fiscal 2001. Amortization of purchased intangible assets was US$2.6 million in the fiscal year ended January 31, 2003 compared to US$3.9 million in the fiscal year ended January 31, 2002, a decrease of 34%. The decrease was due to a write down of purchased intangible assets of US$1.6 million following an impairment review during the fourth quarter of fiscal 2002 and due to the reclassification of non-current assets of US$1.5 million to goodwill on February 1, 2002, upon adoption of SFAS No. 142.

Impairment of goodwill and purchased intangible assets.    During the fourth quarter of fiscal 2002, the Company performed an impairment assessment of identifiable intangible assets (included in non-current assets), principally purchased technology and acquired customer base, and goodwill recorded in connection with its various acquisitions. The assessment was performed primarily due to the significant decline in the Company’s stock price, the net book value of assets significantly exceeding the Company’s market capitalization, the significant under performance of the acquisitions relative to projections and the overall decline in industry growth rates which indicated that this trend might continue for an indefinite period. As a result, the Company recorded a US$38.1 million impairment charge in the quarter ended January 31, 2002 to reduce other intangible assets and goodwill associated with the acquisitions to their estimated fair value. The estimate of fair value was based upon the discounted estimated cash flows from the sale of the products acquired for the succeeding three years. The assumptions supporting the estimated cash flows, including the discount rate, reflected management’s best estimates. Of the total write down, US$1.6 million was applied to reduce non-current assets (a non-compete covenant, purchased technology and assembled workforce) to US$15.5 million and US$36.5 million applied to reduce goodwill.

During the fourth quarter of fiscal 2003, the Company completed its annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142. The assessment was performed primarily due to the further significant decline in the Company’s stock price, the net book value of assets significantly exceeding the Company’s market capitalization and the overall decline in industry growth rates which indicated that this trend might continue for an indefinite period. As a result, the Company recorded a US$16.5 million impairment charge in the quarter ended January 31, 2003 to reduce other intangible assets and goodwill to their estimated fair values. The goodwill impairment test compared the carrying amount of the Licenses and Services Reporting Segment, to which the goodwill related, to the estimated fair value of the Reporting Segment. The Company determined the estimated fair value of the Licenses and Services Reporting Segment based upon an independent appraisal, which applied the income approach valuation method, using the discounted estimated cash flows from Licenses and Services Reporting Segment. The assumptions supporting the estimated cash flows, including the discount rate, reflect management’s best estimates. As a result, the Company recorded a US$12.8 million impairment charge in the quarter ended January 31, 2003 to reduce goodwill to its estimated fair value which reduced the carrying amount of goodwill to US$6.6 million. Other non-current assets were tested for impairment, by comparing the carrying amount of the intangible assets to their estimated fair value. The Company determined the estimated fair value of the assets based upon an independent appraisal, which applied the income approach valuation method, using the discounted estimated cash flows from the assets. The assumptions supporting the estimated cash flows, including the discount rate, reflected management’s best estimates. As a result, the Company recorded a US$3.7 million impairment charge in the quarter ended January 31, 2003 to reduce other non-current intangible assets to their estimated fair value.

Stock Compensation.    In the fiscal years ended January 31, 2002 and 2003, we recorded stock compensation of US$75,000 and US$20,000, respectively, in connection with the exchange of unvested employee options on the acquisition of Exceptis Technologies Limited. In addition, in the year ended January 31, 2002 we recorded US$765,000 of stock compensation expense in association with options granted to members of the Company’s advisory board, MasterCard and the Company’s Chief Strategy Officer. The stock compensation relating to the Company’s advisory board and MasterCard were associated with options to acquire an aggregate of 230,000 ordinary shares (115,000 equivalent ADSs) granted at fair market value on the date of grant. The options were treated as variable options for accounting purposes under Financial Accounting Standard 123 and Emerging Issues Task Force abstract 96-18 (“Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services” (EITF 96-18)). As a result, non-cash stock compensation for each period was measured as the fair market value of the option, determined using the Black-Scholes method on the period end date multiplied by the number of options time-apportioned over their respective vesting periods, less the aggregate amount of stock compensation charges previously recorded for these option grants. In May 2000, we revised these option grants and vested them immediately, resulting in a measurement date so that in future periods the non-cash compensation charge would be fixed on a quarterly basis.

Interest Income (Expense), Net.    Interest income (expense), net consists of interest income and interest expense. Interest income, net decreased US$2.2 million to US$716,000 of interest income, net in the fiscal year ended January 31, 2003 compared to US$3 million of interest income, net in the fiscal year ended January 31, 2002. The decrease was due to lower cash balances and lower interest rates.

Provision for Income Taxes.    Provision for income taxes was US$108,000 in the fiscal year ended January 31, 2003 compared to US$85,000 in provision for income taxes in the fiscal year ended January 31, 2002.

Fiscal Year Ended January 31, 2002 Compared To Fiscal Year Ended January 31, 2001

Revenue

Total Revenue.    Total revenue increased US$19.3 million to US$68.3 million in the fiscal year ended January 31, 2002 from US$49.0 million in the fiscal year ended January 31, 2001, an increase of 39%. The increase was attributable to increased sales of software license fees, services, electronic PoS system products and the full year inclusion of revenue derived from products acquired in connection with the acquisitions of Checkline plc, Exceptis Technologies Limited, the primary assets of Sursoft S.A. and Globeset, Inc. in fiscal 2001, which were only partially included in the year ended January 31, 2001.

We have historically derived a significant portion of the Company’s total revenue from a small number of customers. In the fiscal year ended January 31, 2002, Deutsche Verkehrs Bank Zentrale accounted for 12% of the Company’s total revenue and Fiducia accounted for 10% of the Company’s total revenue. In the fiscal year ended January 31, 2001, Which, a subsidiary of Tyco, accounted for 12% of the Company’s total revenue.

Product.    Product revenue increased US$3.8 million to US$26.1 million in the fiscal year ended January 31, 2002 from US$22.3 million in the fiscal year ended January 31, 2001, an increase of 17%. Product revenue represented 38% of total revenue in the fiscal year ended January 31, 2002 compared to 45% of total revenue in the fiscal year ended January 31, 2001. The increase in product revenue in absolute dollars was due primarily to increased volume of sales, which represented approximately 190% of the increase in product revenues for this period, to existing and new customers. The increase in product revenue, however, was partially offset by lower average selling prices for the Company’s electronic PoS system products, which declined by an average of 11% per unit in the fiscal year ended January 31, 2002 compared to the fiscal year ended January 31, 2001.

The increase of product revenue was further offset by the impact of the declining value of the euro as against the U.S. dollar in fiscal 2001, which reduced product revenue, when converted to and reported in U.S. dollars, by 4% if calculated using the exchange rates we experienced in fiscal 2001.

License.    Software license revenue increased US$9.6 million to US$30.2 million in the fiscal year ended January 31, 2002 from US$20.6 million in the fiscal year ended January 31, 2001, an increase of 47%. Software license revenue represented 44% of total revenue in the fiscal year ended January 31, 2002 compared to 42% of total revenue in the fiscal year ended January 31, 2001. The increase in software license revenue was primarily due to increased sales of the Company’s e-payment software infrastructure products to new customers, higher average revenue per contract, associated service and maintenance fees and the full year inclusion of revenue derived from products acquired in connection with the acquisitions of Checkline plc, Exceptis Technologies Limited, the acquisition of the primary assets of Sursoft S.A., and Globeset, Inc., in fiscal 2001, which were only partially included in the year ended January 31, 2001.

Service.    Service revenue increased US$5.9 million to US$12.0 million in the fiscal year ended January 31, 2002 from US$6.1 million in the fiscal year ended January 31, 2001, an increase of 95%. Service revenue represented 18% of total revenue in the fiscal year ended January 31, 2002 and 13% of total revenue in the fiscal year ended January 31, 2001. The increase in service revenue in the fiscal year ended January 31, 2002, primarily resulted from an increase in sales of software licenses, which resulted in increased demand for training, project management and consulting services and the full year inclusion of revenue derived from products acquired in connection with the acquisitions of Checkline plc, Exceptis Technologies Limited, the acquisition of the primary assets of Sursoft S.A., and Globeset, Inc., in fiscal 2001, which were only partially included in the year ended January 31, 2001.

Cost of Revenue

Total Cost of Revenue.    Total cost of revenue increased US$12.0 million to US$38.6 million (including US$3.4 million in respect of amortization of acquired technology) in the fiscal year ended January 31, 2002 from US$26.6 million (including US$1.8 million in respect of amortization of acquired technology) in the fiscal year ended January 31, 2001, an increase of 45%. Gross margin decreased to 44% in the fiscal year ended January 31, 2002, from 46% in the fiscal year ended January 31, 2001. The decrease in gross margin was primarily attributed to poor performance in the product margin and an increase in amortization of acquired technology, which was partially offset by an increase in the proportion of higher margin software license revenues relative to product and service revenues and an increase in service margin.

Product.    Cost of product revenue increased US$4.4 million to US$19.5 million in the fiscal year ended January 31, 2002 from US$15.1 million in the fiscal year ended January 31, 2001, an increase of 29%. The increase in the cost of product revenue in absolute dollars primarily resulted from increased volume of sales.

Product revenue costs increased to 75% of product revenue in the fiscal year ended January 31, 2002 from 68% of product revenue in the fiscal year ended January 31, 2001. The increase as a percentage of product revenue was primarily due to lower average selling prices in fiscal 2002 for the Company’s electronic PoS system products and by the impact of the declining value of the euro as against the dollar in fiscal 2002. For example, sales of the Company’s electronic PoS systems in Germany are denominated in euro while a portion of the related manufacturing costs are denominated in U.K. pounds sterling.

License.    Cost of license revenue increased US$3.7 million to US$10.4 million in the fiscal year ended January 31, 2002 from US$6.7 million in the fiscal year ended January 31, 2001, an increase of 56%. Software license costs were 35% of license revenue in the fiscal year ended January 31, 2002, compared to 33% in the fiscal year ended January 31, 2001. The increase in absolute dollars resulted primarily from the amortization of acquired technology costs related to the acquired businesses.

Service.    Cost of service revenue increased US$3.9 million to US$8.7 million in the fiscal year ended January 31, 2002 from US$4.8 million in the fiscal year ended January 31, 2001, an increase of 81%. Service costs were 72% of service revenue in the fiscal year ended January 31, 2002 compared to 78% of service revenue in the fiscal year ended January 31, 2001. The increase in the cost of service revenue in absolute dollars primarily resulted from a higher investment in service infrastructure as compared to fiscal 2001. The decrease in the cost of service revenue as a percentage of service revenue primarily resulted from improved labor utilization as compared to fiscal 2001.

Operating Expenses

Research and Development.    Research and development expenses increased US$1.0 million to US$20.6 million in the fiscal year ended January 31, 2002, from US$19.6 million in the fiscal year ended January 31, 2001, an increase of 5%. Research and development expenses were 30% of total revenue in the fiscal year ended January 31, 2002 compared to 40% of total revenue in the fiscal year ended January 31, 2001. The increase in absolute dollars was primarily due to an increase in the number of research and development employees as a result of the Company’s acquisition of Checkline plc, Exceptis Technologies Limited, the acquisition of the primary assets of Sursoft S.A., and Globeset, Inc. in fiscal 2001. This increase was substantially offset by a reduction in the number of research and development employees from 319 at January 31, 2001 to 250 at January 31, 2002. These staff reductions were primarily as a result of involuntary staff terminations during the year, arising on the overlap in positions as we integrated the acquired businesses and the closing of excess facilities where we had multiple facilities in the same city following the acquisitions in fiscal 2001.

Sales and Marketing.    Sales and marketing expenses increased US$1.8 million to US$18.7 million in the fiscal year ended January 31, 2002 from US$17.0 million in the fiscal year ended January 31, 2001, an increase of 10%. Sales and marketing expenses were 27% of total revenue in the fiscal year ended January 31, 2002 compared to 35% of total revenue in the fiscal year ended January 31, 2001. The increase in absolute dollars was primarily due to an increase in number of sales and marketing personnel as a result of the Company’s acquisition of Checkline plc, Exceptis Technologies Limited, the acquisition of the primary assets of Sursoft S.A., and Globeset, Inc. in fiscal 2001. This increase was partially offset by a reduction in direct marketing activities, travel costs and a reduction in the number of sales and marketing personnel from 84 at January 31, 2001 to 77 at January 31, 2002, as a result of involuntary staff terminations during the year, arising on the overlap in positions as we integrated the acquired businesses following the acquisitions in fiscal 2001.

General and Administrative.    General and administrative expenses increased US$5.4 million to US$17.9 million in the fiscal year ended January 31, 2002, from US$12.5 million in the fiscal year ended January 31, 2001, a 43% increase. General and administrative expenses were 26% of total revenue in the fiscal year ended January 31, 2002, compared to 25% of total revenue in the fiscal year ended January 31, 2001. The increase in absolute dollars was primarily due to an increase in number of administrative personnel, facilities, telecommunications and management information systems costs as a result of the Company’s acquisition of Checkline plc, Exceptis Technologies Limited, the acquisition of the primary assets of Sursoft S.A., and Globeset, Inc. in fiscal 2001, increased facilities costs due to the leasing of additional office space in Dublin, Ireland, San Mateo, California and Princeton, New Jersey and an increase in depreciation. This increase was partially offset by a reduction in the number of general and administration personnel from 80 at January 31, 2001 to 70 at January 31, 2002 as a result of involuntary staff terminations during the year, arising on the overlap in positions as we integrated the acquired businesses following the acquisitions in fiscal 2001.

Restructuring charge.    In the first and fourth quarters of fiscal 2002, we implemented restructuring plans primarily aimed at reducing employee headcount and consolidating facilities and assets in difficult market conditions. The Company recorded restructuring charges of US$2.5 million in the first quarter and US$1.6 million in the fourth quarter, respectively. The costs associated with the restructuring plans consist of US$3.0 million for employee terminations and US$1.1 million to consolidate facilities and operations. The restructuring plans to reduce excess employee headcount and close excess facilities was due primarily to the overlap of positions and facilities as a result of Trintech’s acquisitions in fiscal 2001. In connection with these activities, we reduced the Company’s workforce by approximately 115 employees and closed facilities in Austin, Texas and Miami, Florida. As of January 31, 2002, accrued restructuring charges related primarily to future lease commitments of US$521,000, which will be paid through fiscal 2005, and some severance and benefit costs of US$441,000, which will be paid in fiscal 2003. In the third quarter of fiscal 2002, the Company recorded a US$1.25 million restructuring charge related to the restructuring of the UK business. The charge is primarily a write down of receivables.

Amortization of goodwill and purchased intangible assets.    As a result of acquisitions in the fiscal year 2001, we amortized US$27.8 million of goodwill and US$8.4 million of purchased intangible assets in fiscal 2002, compared to US$6.3 million of goodwill and US$1.8 million of purchased intangible assets in fiscal 2001.

Impairment of goodwill and purchased intangible assets.    During the fourth quarter of fiscal 2002, we performed an impairment assessment of identifiable intangible assets (included in non-current assets), principally a non compete covenant and purchased technology, and goodwill recorded in connection with the Company’s various acquisitions in fiscal 2001. The assessment was performed primarily due to the significant decline in the Company’s stock price, the net book value of assets significantly exceeding the Company’s market capitalization, the significant underperformance of the acquisitions relative to projections and the overall decline in industry growth rates which indicated that this trend might continue for an indefinite period. As a result, we recorded a US$38.1 million impairment charge in the quarter ended January 31, 2002 to reduce other intangible assets and goodwill associated with the acquisitions to their estimated fair value. The estimate of fair value was based upon the discounted estimated cash flows from the sale of the products acquired for the succeeding three years using a discount rate of 15% and an estimated terminal value. The assumptions supporting the estimated cash flows, including the discount rate and an estimated terminal value, reflected management’s best estimates. The discount rate was based upon the weighted average cost of capital for comparable companies. If the prevailing dicount rate had been 10% or 20%, the impairment charge would have decreased by US$3.8 million and increased by US$1.7 million, respectively. Of the total write down, US$1.6 million was applied to reduce non-current assets (a non-compete covenant, purchased technology and assembled workforce) to US$15.5 million and US$36.5 million applied to reduce goodwill to US$19.0 million.

Stock Compensation.    We recorded, in the year ended January 31, 2002 and in the year ended January 31, 2001, US$0.8 million and US$5.3 million respectively of non-cash stock compensation. The non-cash stock compensation expense is associated with options granted to members of the Company’s advisory board, MasterCard and the Company’s Chief Strategy Officer and with the exchange of unvested employee options on the acquisition of Exceptis Technologies Limited. The stock compensation relating to the Company’s advisory board and MasterCard are associated with options to acquire an aggregate of 230,000 ordinary shares (115,000 equivalent ADSs) granted at fair market value on the date of grant. The options were treated as variable options for accounting purposes under Financial Accounting Standard 123 and Emerging Issues Task Force abstract 96-18 (“Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services” (EITF 96-18)). As a result, non-cash stock compensation for each period was measured as the fair market value of the option, determined using the Black-Scholes method on the period end date multiplied by the number of options time-apportioned over their respective vesting periods, less the aggregate amount of stock compensation charges previously recorded for these option grants. In May 2000, we revised these option grants and vested them immediately, resulting in a measurement date so that in future periods the non-cash compensation charge would be fixed on a quarterly basis.

Interest Income (Expense), Net.    Interest income (expense), net consists of interest income and interest expense. Interest income, net decreased US$3.9 million to US$3.0 million of interest income, net in the fiscal year ended January 31, 2002 compared to US$6.9 million of interest income, net in the fiscal year ended January 31, 2001. The decrease was due to lower cash balances and lower interest rates.

Provision for Income Taxes.    Provision for income taxes was US$85,000 in the fiscal year ended January 31, 2002 compared to US$382,000 in provision for income taxes in the fiscal year ended January 31, 2001. The reduction resulted primarily from a release of a provision in the United Kingdom.

B.    Liquidity and Capital Resources

On May 4, 2000, we completed a secondary public offering and received net proceeds of US$93.5 million from the sale of 2,225,000 ordinary shares. On September 24, 1999, we completed the Company’s initial public offering and received net proceeds of approximately US$59.5 million from the sale of 5,887,598 ordinary shares. In fiscal 1999, we raised an aggregate of US$20.0 million in private placements of 482,765 ordinary shares and 3,000,000 redeemable convertible preference shares. Prior to fiscal 1999, we had satisfied the Company’s cash requirements principally through cash generated by operations, proceeds from the sale of ordinary shares to a single outside investor and borrowings under the Company’s bank credit facilities.

The Company has an unsecured overdraft facility of €2.5 million (approximately US$2.7 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 3.41% as at January 31, 2003. As of January 31, 2003 there was US$0 outstanding under the facility. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand. As of January 31, 2003, we had working capital of US$35.6 million, including cash and cash equivalents totaling US$42.6 million.

Net cash used in operating activities was approximately US$59.4 million for the year ended January 31, 2001. Net cash provided by operating activities was US$12.5 million and US$38.3 million for the years ended January 31, 2002 and 2003, respectively. Net cash used in operating activities in the year ended January 31, 2001, resulted primarily from a loss on operations, excluding the amortization of goodwill and intangible assets and stock compensation, of US$16.1 million, net purchases of marketable securities of US$38.6 million and an increase in accounts receivable and pre-paid expenses of US$10.9 million, partially offset by an increase in the level of current liabilities. Net cash provided by operating activities in the year ended January 31, 2002 resulted primarily from net sales of marketable securities of US$39.4 million, partially offset by a loss on operations, excluding the amortization of goodwill and intangible assets, and stock compensation, of US$21.5 million, and a decrease in the level of current liabilities of US$5.1 million. Net cash provided by operating activities in the year ended January 31, 2003 resulted primarily from net sales of marketable securities of US$48 million due to the transfer of marketable securities into cash and cash equivalents, partially offset by a loss on operations, excluding the amortization of goodwill and intangible assets, and stock compensation, of US$13.5 million, and a decrease in working capital of US$3.8 million.

Net cash used in investing activities was approximately US$44.5 million, US$21.5 million and US$2.6 million for the years ended January 31, 2001, 2002 and 2003, respectively. Net cash used in fiscal 2001 was primarily related to payments made, net of cash acquired, for the acquisition of Checkline plc of US$10.2 million, Sursoft of US$4.7 million and GlobeSet of US$25.9 million and the purchase of property and equipment of US$3.7 million. Net cash used in fiscal 2002 was primarily related to payments made for the acquisition of the VeriFone ePS product line of US$3.3 million, payments relating to Globeset liabilities of US$9.5, payments relating to Checkline liabilities of US$365,000 and deferred consideration for the Company’s fiscal 2001 acquisitions for Sursoft of US$4.2 million and Exceptis Technologies Limited of US$1.3 million and the purchase of property and equipment of US$2.8 million. Net cash used in fiscal 2003 was primarily related to payments relating to Globeset liabilities of US$1.1 million and deferred consideration for the Company’s fiscal 2001 acquisitions for Sursoft of US$400,000 and Exceptis Technologies Limited of US$763,000 and the purchase of property and equipment of US$283,000.

Net cash provided by financing activities was approximately US$107.1 million and US$1.9 million for the years ended January 31, 2001and 2002, respectively. Net cash used in financing activities was US$479,000 for the year ended January 31, 2003. Net cash provided by financing activities in fiscal 2001 primarily related to the US$93.5 million net of expenses raised from the sale of approximately 2.2 million ordinary shares, represented by approximately 1.1 million ADSs, in the Company’s secondary public offering. Net cash provided by financing activities in fiscal 2002 related to the net proceeds of the sale of shares in connection with the Company’s employee benefit plans, partially offset by principal payments on capital leases. Net cash used by financing activities in the year ended January 31, 2003 primarily related to principal payments on capital leases and the purchase of Trintech ordinary shares. In July 2001 and July 2002, the Company’s shareholders approved an agreement which gave the Board the authority to engage in the repurchase of Trintech’s Ordinary Shares, up to US$5 million, on the open market, or in negotiated or block trades. During fiscal 2003, we repurchased 115,294 shares at a cost of approximately US$140,000. As of January 31, 2003, US$4.86 million remained available for future repurchases under this program.

As of January 31, 2003, contractual obligations relating to the Company’s facilities lease commitments totaled US$16.3 million, payable through fiscal 2010, including future minimum payments for abandoned properties, which have been provided for of US$1.7 million. The Company has estimated it will incur US$16.0 million in net payments over the remaining period of the leases of which US$3.2 million will be paid out in fiscal 2004, US$2.9 million in fiscal 2005 and US$9.9 million thereafter.

We have no material commitments for capital expenditures or strategic investments. Under the terms of the Company’s acquisition agreement to acquire Checkline plc, we will be required to pay up to US$1.25 million to the former stockholders of Checkline plc if agreement on certain performance criteria being met is reached.

Under the terms of the Company’s acquisition agreement with Sursoft, amended in March 2003, the Company paid approximately US$451,000 to Sursoft shareholders in April 2003. In addition, the Company will be required to pay an additional final amount of either US$150,000 contingent on the achievement of agreed performance criteria or US$100,000 in July 2003.

The Company’s future liquidity and capital requirements will depend upon numerous factors including the cost and timing of expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which the Company’s existing and new products gain market acceptance, market developments, the level and timing of license and product revenues and available borrowings under line of credit arrangements.

We believe that funds available under the Company’s credit facility and cash and cash equivalents on hand will be sufficient to meet the Company’s projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next twelve months or beyond through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance the Company’s products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

C.    Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets”. SFAS No. 143 addresses financial accounting and reporting for the retirement obligation of an asset. This statement states that companies should recognize the asset retirement cost, at its fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. The adoption of this Statement is not expected to have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

In August 2001, the FASB, issued SFAS, No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The Statement was effective for fiscal years beginning after December 15, 2001. The adoption of this Statement did not have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

In November 2001, the Emerging Issues Task Force finalized Issue No. 01-09, “Accounting for consideration given by a vendor to a customer (including a reseller of the vendor’s products)”, which states, among other provisions, that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price and, therefore, should be characterized as a reduction in revenue. That presumption may be overcome upon meeting certain conditions, in which case the consideration should be characterized as a cost. The adoption of the provisions of Issue No. 01-09 did not have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities”. This statement addresses the recognition, measurement and reporting of costs associated with exit and disposal activities. SFAS No. 146 is applicable to restructuring activities and costs related to terminating a contract that is not a capital lease and to one time benefit arrangements received by employees who are involuntarily terminated. SFAS No. 146 supercedes EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. Under SFAS No. 146 the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the Company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Previously issued financial statements will not be restated. The provisions of EITF Issue No. 94-3 will continue to apply for exit plans initiated prior to the adoption of SFAS No. 146. Adoption of this standard is expected to impact the timing of recognition of costs if any further restructuring plans are initiated and implemented.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (SFAS 148). This statement amends SFAS Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and of the effect of the method used on reported results. The provisions of SFAS 148 are effective in fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. As of January 31, 2003, the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, (“FIN 45”). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Company is required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate that the adoption will have a material effect on the Company’s financial position, results of operations or cash flows. The disclosure requirements are required to and have been adopted by the Company as of January 31, 2003.

In January 2003, the Financial Accounting Standards Board issued Interpretations No. 46, “Consolidation of Variable Interest Entities”, (“FIN 46”). This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective February 1, 2003 for variable interest entities created after January 31, 2003, and July 31, 2003 for variable interest entities created prior to February 1, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on its financial position, results of operations or cash flows.

D.    Research and Development

For a discussion of the Company’s research and development activities, patents and licenses, please see Item 4.B “Information on the Company—Business Overview”.

E.    Trend Information

For a discussion of significant recent trends in the Company’s financial condition and results of operations, please see Item 5.A “Operating and Financial Review and Prospectus—Operating Results” and 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table presents information regarding the Company’s directors and executive officers as of April 25, 2003:

Name	Age	Position
Executive Directors
Cyril P. McGuire	43	Chairman, Chief Executive Officer and Director(1)
R. Paul Byrne	38	Chief Financial Officer and Director
Non-executive Directors
Kevin C. Shea	52	Director (1)(2)
Robert M. Wadsworth	42	Director(1)(2)
Trevor D. Sullivan	66	Director(2)
Other Executive Officers
John M. Harte	58	Executive Vice President

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee

Cyril P. McGuire, one of the Company’s co-founders, has served as a director since 1987, as Chairman of the Board since August 1999 and as the Company’s Chief Executive Officer since February 2002. From 1991 to August 1999, Mr. McGuire served as the Company’s president, and from 1987 to 1991, Mr. McGuire served as the Company’s managing director. Before co-founding Trintech, Mr. McGuire worked with the Industrial Credit Corporation plc, a leading Irish commercial bank, from 1982 to 1987, where his responsibilities included the appraisal of electronic industry investment projects. Mr. McGuire received a bachelor of commerce and master of business studies from University College Dublin. Mr. McGuire is a member of the Board of the Michael Smurfit, Graduate School of Business and a member of the Marketing Institute of Ireland. Mr. McGuire currently resides in Dublin, Ireland.

R. Paul Byrne has been the Company’s chief financial officer since January 1996. Since February 1997, Mr. Byrne has also served as a director and secretary. Before joining us, Mr. Byrne was group financial controller and publisher at Lafferty Publications Limited, a publishing company located in Dublin, from September 1989 to December 1995. From 1985 through 1989, Mr. Byrne was an accountant with Price Waterhouse, a large accounting firm. Mr. Byrne received a bachelor of commerce and a diploma in professional accounting from University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland. Mr. Byrne currently resides in Dublin, Ireland.

Kevin C. Shea has served as a director since January 2000 and from October 2001 to May 2002, Mr. Shea served as chief strategy officer. From January 2000 to October 2001, Mr. Shea served as Chief Operating Officer. Prior to joining us, Mr. Shea was chief financial officer of National Data Corporation from May 1998 to December 1999. Mr. Shea was executive vice president of corporate strategy and business development from June 1996 until May 1998 and was general manager of the Integrated Payment Systems division of National Data Corporation from 1992 to 1996. Prior to joining National Data Corporation, he held senior executive positions at Citicorp and First Interstate Bank Corporation. Mr. Shea received a bachelors of social science from the State University of New York. Mr. Shea currently resides in the United States.

Trevor D. Sullivan has served as a director since 1991. From 1991 to August 1999, Mr. Sullivan was the chairman of the Company’s board of directors. From 1987 to 1990, Mr. Sullivan was managing director of Memorex Ireland, a computer products company, and, from 1985 until 1987, Mr. Sullivan was vice president, customer operations of Memorex International, a computer products company. From 1981 until 1985, Mr. Sullivan held other senior management positions at Memorex International, a computer products company. Before 1981, Mr. Sullivan held several senior management positions at IBM, a computer company. Mr. Sullivan currently resides in Dublin, Ireland.

Robert M. Wadsworth has served as a director since September 1998. Since 1986, Mr. Wadsworth has been a general partner of HarbourVest Partners LLC, a private investment company. Mr. Wadsworth has served as the Managing Director of HarbourVest Partners LLC since 1997. Before 1986, Mr. Wadsworth worked for Booz, Allen & Hamilton, an international consulting company, specializing in the areas of operations strategy and manufacturing productivity. Mr. Wadsworth currently serves on the advisory boards of several US venture firms and on the board of directors of ePresense, Inc., a web design and development company, Switchboard, Inc., an Internet-based local merchant networking company, Concord Communications, Inc., an Internet infrastructure company, and Network Engines, Inc., a network infrastructure company. Mr. Wadsworth received his bachelor of science degree, magna cum laude, in systems engineering and computer science from the University of Virginia, and his master in business administration, with distinction, from Harvard Business School. Mr. Wadsworth currently resides in the United States.

John M. Harte joined us in August 1999 as the Company’s executive vice president. From 1993 to 1999, Mr. Harte served as president and chief executive officer of NeoVista Software Inc., a provider of data mining services and a developer of solutions for knowledge discovery in databases. Mr. Harte has sat on the board of directors of NeoVista Software Inc. since 1996. From 1987 to 1992, Mr. Harte held senior management positions in Alliant Computer Systems Inc., a manufacturer of standards based parallel supercomputers. From 1989 to 1992, Mr. Harte served as vice president, worldwide sales, marketing and services, and from 1987 to 1989 he served as president European operations. Between 1987 and 1988, Mr. Harte held various sales and marketing positions in Floating Point Systems Inc., a systems integration and software supplier. Mr. Harte holds a bachelor of science in physics degree from Exeter University, United Kingdom.

John F. McGuire, resigned as the Company’s president, effective September 16, 2002.

The Company’s Advisory Board

In March 1999, we established an advisory board consisting of members from the banking, smart card and Internet industries. The role of the advisory board is to provide insight and consultation on industry developments and trends that affect us. The members of the advisory board also provide us with a valuable international profile and contacts in the payment industry. The advisory board has no corporate authority under the Company’s memorandum or articles of association. The members of the advisory board are as follows:

Name	Age	Position
Edmund Jensen	65	Chairperson
Magdalena Yesil	44	Member
Robert Schneider.	54	Member
Patrick Byrne.	59	Member
Denis Goggin.	58	Member
David Leech.	53	Member

Edmund Jensen, a former director of the company, has served as the chairman of the Company’s advisory board since May 1999. From 1994 until 1999, he was the president and chief executive officer of VISA International, a card association. From 1974 until 1994, he held various positions at US Bancorp. Mr. Jensen served as vice president of corporate planning and development of US Bancorp from 1974 until 1991, as chief operating officer from 1991 until 1993 and as vice-chairman from 1993 until 1994.

Robert Schneider has served as a member of the Company’s advisory board since June 1999. Mr. Schneider founded SCM Microsystems, Inc., a provider of smart-card products and technologies, as its president, chief executive officer, general manager and chairman of the board in 1990. Mr. Schneider currently serves as chairman of the board and managing director of SCM Microsystems GmbH, a German subsidiary of SCM Microsystems, Inc. Mr. Schneider holds a degree in engineering from HTBL Salzburg and a B.A. degree from Akademie for business administration in Uberlingen.

Magdalena Yesil has served as a member of the Company’s advisory board since June 1999. Since 1998, Ms. Yesil has been a general partner in U.S. Ventures, a venture capital firm. From August 1996 until April 1997, Ms. Yesil was the chief executive officer of MarketPay, an e-commerce software company, and from 1994 until August 1996, Ms. Yesil was a co-founder and vice-president of marketing and technology of CyberCash, a software company. Ms. Yesil has received a B.A. in engineering from Stanford University.

Patrick Byrne joined the Company’s Advisory Board in April 2001. He was formerly Head of Payments, Credit Card, Electronic Business and Information Systems of Bank of Ireland for more than twenty years. He has also served as Chairman of the Irish Payment Services Organization and Irish Banks Nominee on the European Payment Strategy Group. He also served on the Visa Advisory Board and the Europay Regional Board for a number of years.

Denis Goggin joined the Company’s Advisory Board in April 2001. He previously served as President and CEO of Visa International/Asia Pacific Region, and has nearly three decades of successful international banking assignments with Chase Manhattan.

David Leech joined the Company’s Advisory Board in October 2002. Mr. Leech is currently Managing Director of Optomise Limited, a Consulting Company. For 12 years to October 2002, he served as Managing Director and CEO of Kindle Banking Systems, part of the Misys Group plc. Prior to that, he worked for over 15 years with IBM in Ireland, USA and Belgium.

We currently do not provide cash compensation to persons for their services as members of the Company’s advisory board. However, each advisory board member is granted an option to acquire up to 60,000 ordinary shares (30,000 equivalent ADSs) under the Company’s directors and consultants share option scheme in return for service which he/she provides as a member of the advisory board.

We do not have any currently outstanding loans to any members of the Company’s advisory board. In addition, we do not have any currently outstanding guarantees for the benefit of any members of the Company’s advisory board.

Limitations on Liability and Indemnification Matters

In general, Section 200 of the Irish Companies Act, 1963 prohibits us from exempting any of the Company’s officers or auditors from, or indemnifying any of them against, any liability arising from any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to us. Section 200 does, however, provide that we may indemnify any of the Company’s officers or auditors against any liability incurred by him in defending proceedings, whether civil or criminal, if judgment is given in his favor or the officer or auditor is acquitted. Additionally, upon the Company’s election, we can provide an indemnity under Section 200 where an officer or auditor is granted relief by a court under either Section 391 of the Irish Companies Act of 1963 or Section 42 of the Irish Companies (Amendment) Act, 1983. The Company’s articles of association contain a provision for this indemnity.

The Company’s subsidiary, Trintech, Inc., has agreed to indemnify each of its directors and officers and each of the officers and directors serving at the request of Trintech, Inc. as the Company’s directors and officers against liabilities and expenses incurred by them in connection with claims made by reason of their being a director or officer.

We have obtained directors and officers insurance for some of the Company’s directors, officers, affiliates, partners or employees for liabilities relating to the performance of their duties.

At present, there is no pending material litigation or proceeding involving any of the Company’s officers or directors where indemnification will be required or permitted. We are not aware of any threatened material litigation or proceeding which may result in a claim for indemnification of an officer or director.

B.    Compensation

The aggregate compensation paid by the Company and its subsidiaries to the Company’s directors and executive officers, including former directors and executive officers, in the year ended January 31, 2003 totaled US$2,289,139. All of the US$2,289,139 was paid by the Company’s subsidiaries. Amounts paid include salary and pension, severance, retirement and other similar benefits.

The following table sets forth information concerning options granted to the Company’s directors and executive officers as of the fiscal year ended January 31, 2003:

Name	Number of Options (in Equivalent ADSs)	Exercise Price ADS	Expiration Date
R. Paul Byrne	259,266	$2.22–$54.00	2004–2009
John Harte	187,500	1.07– 22.72	2006–2009
Cyril P. McGuire	127,500	2.22– 4.44	2004–2009
Kevin C. Shea	91,250	3.12– 7.28	2006–2008
Trevor Sullivan	45,000	2.22– 30.00	2006–2009
Robert Wadsworth	45,000	2.22– 30.00	2006–2009

We have entered into indefinite term employment agreements with each of Cyril McGuire, R. Paul Byrne and John Harte under which each receives an annual base salary, an annual bonus and all standard benefits accorded to the Company’s other executives. In addition, each of these executives will be entitled to participate in and receive options from the Company’s employee share option schemes.

We do not have any currently outstanding loans to any of the Company’s directors. In addition, we do not currently have any outstanding guarantees for the benefit of any of the Company’s directors.

C.    Board Practices

The Company’s memorandum and articles of association authorize no fewer than three nor more than fifteen directors. The Company’s shareholders may, from time to time, increase or reduce the number of directors by ordinary resolution. We presently have five directors.

Generally, directors are elected by the Company’s shareholders at an annual general meeting by ordinary resolution, a resolution adopted by a majority of the votes cast on the resolution by the Company’s shareholders entitled to vote on the matter. The Company’s shareholders may also, by ordinary resolution, appoint persons at extraordinary meetings to fill vacancies created by retirement or by the increasing of the size of the board. The Company’s shareholders may also determine the retirement rotation for any additional directors. Additionally, the Company’s shareholders may by ordinary resolution at any shareholders’ meeting remove any director and appoint another person in his place, subject to compliance with the relevant statutory and notice provisions and to the rights of the removed director to compensation or damages arising from the removal.

The Company’s directors may also, at any time and from time to time, appoint any person to the board to fill a vacancy or as an additional director. Any director so appointed will serve until the next annual general meeting of the shareholders and will be subject to re-election by the shareholders at that meeting.

The Company’s directors are subject to retirement by rotation. At each annual meeting of the shareholders, one third of the directors, rounded down to the next whole number if it is a fractional number, are required to retire from office. The retiring directors are those who have been in office for the longest period of time. Retirement for persons who became directors or were reappointed on the same day is determined by lot, unless otherwise agreed. Any director who retires at an annual meeting may be immediately reappointed by the shareholders.

Under the Company’s current board composition, at least two of the Company’s directors are required to retire at each annual general meeting of the shareholders. The following table sets forth certain information concerning the Company’s Board of Directors:

Name	Position	Date Board Service Began	Termination /Renewal Date of Current Office
Robert M. Wadsworth	Director	1998	Annual General Meeting 2005
Kevin C. Shea	Director	2000	Annual General Meeting 2003
Cyril P. McGuire	Director/Chairman/CEO	1987	Annual General Meeting 2004
Trevor D. Sullivan	Director	1991	Annual General Meeting 2004
R. Paul Byrne	Director/CFO	1997	Annual General Meeting 2003

There are no agreements providing for the payment of any consideration to any non-executive Board member upon the termination of his services to the Company.

Board Committees

The Company’s board of directors may delegate aspects of its responsibilities to committees of the board. The Company”s board of directors has established an audit committee and a compensation committee.

Audit Committee

The responsibilities of the Audit Committee include reviewing the Company’s annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews the Company’s financial statements prior to the Company filing them with the Securities and Exchange Commission or other regulatory bodies. The members of the Audit Committee are Kevin

Shea, Robert Wadsworth and Trevor Sullivan (Chairman). The Audit Committee recommends to the Company’s board of directors the selection of an independent accounting firm and approves the fees and other compensation to be paid to the Company’s accounting firm. The Audit Committee shall also:

•	review the performance of the Company’s independent accounting firm; and

•	review the adequacy of the internal financial and accountancy controls.

The activities and responsibilities above constitute a general description of the terms of reference of the Audit Committee which are not limited to solely those outlined above.

Compensation Committee

The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for the Company’s directors, executive officers and key employees. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to the Company’s option schemes. The members of the Compensation Committee are Cyril McGuire and Robert Wadsworth (Chairman).

D.    Employees

We employed the following numbers of employees as of January 31, 2001, 2002 and 2003:

	As of January 31,
Category	2001	2002	2003
Research and development	319	250	160
Professional and support services	140	114	91
Sales and marketing	84	77	63
Administration	80	70	46

Total	623	511	360

Of the Company’s total number of employees, as of January 31, 2003, 150 are located in Ireland, 69 are located in Europe outside Ireland, 85 are located in North America and 56 are located in South America.

None of the Company’s employees are represented under collective bargaining agreements.

E.    Share Ownership

For information concerning the beneficial ownership of the Company’s ADSs by the Company’s officers and directors, see Item 7 “Major Shareholders and Related Party Transactions”.

Option Schemes

We currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants of companies in the Trintech Group and for the purpose of attracting and retaining the best available personnel to promote the success of the Company’s business. The aggregate number of shares which may be issued pursuant to the Company’s employee benefit plans is 6,100,000 ordinary shares (3,050,000 equivalent ADSs) to be allocated among the plans by the board of directors. The 6,100,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 6,100,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of the Company’s ADSs then outstanding.

Trintech Group plc share option 1997 scheme

We established the share option 1997 scheme on May 28, 1997. The 1997 scheme was approved by the Company’s shareholders on November 21, 1997. The purpose of the 1997 scheme is to attract and retain the best available personnel to promote the success of the Company’s business. We are required to keep available sufficient authorized but unissued shares to satisfy the Company’s obligations under the plan. The 1997 scheme will terminate on May 27, 2007, unless previously terminated by the board of directors.

Under the 1997 scheme, all of the Company’s key employees and executive directors as well as those of the Company’s subsidiaries are eligible to receive grants of nonstatutory options. In addition, US resident employees and executive directors are eligible to receive grants of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986.

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

As of January 31, 2003, 813,980 ordinary shares (406,990 equivalent ADSs) have been issued upon the exercise of share options granted under the 1997 scheme and 3,853,604 ordinary shares (1,926,802 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1997 scheme is US$12.67, or approximately €11.59 per equivalent ADS.

Trintech Group PLC directors and consultants share option scheme

On April 22, 1998, we established the directors and consultants share option scheme. The purpose of the scheme is to attract and retain the best available directors and consultants and to promote the success of the Company’s business. The directors and consultants scheme will terminate on April 21, 2008, unless previously terminated by the board of directors.

Under the directors and consultants scheme, all of the Company’s directors and consultants as well as those of the Company’s subsidiaries are eligible to receive grants of nonstatutory options. In addition, US resident directors and consultants are eligible to receive a grant of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986. The directors and consultants scheme is administered by a compensation committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the directors and consultants scheme at any time.

As of January 31, 2003, 20,708 ordinary shares (10,354 equivalent ADSs) have been issued upon the exercise of share options granted under the directors and consultants scheme, and 567,500 ordinary shares (283,750 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the directors and consultants scheme is US$17.96, or approximately €16.61 per equivalent ADS.

Exceptis Technologies Limited share option scheme

On November 20, 2000, we assumed certain outstanding options under the Exceptis Technologies Limited share option scheme pursuant to the Company’s acquisition of Exceptis Technologies Limited.

Under the Exceptis Technologies Limited share option scheme, all of Exceptis Technologies Limited’s executives and employees employed on a permanent basis as well as those of its subsidiaries were eligible to receive grants of share options in Exceptis Technologies Limited. The Exceptis Technologies Limited share option scheme is administered by the compensation committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant. The board of directors may amend, modify, or terminate the Exceptis Technologies Limited share option scheme at any time.

In connection with the assumption of the plan, we assumed options granted under the Exceptis Technologies Limited share option scheme in exchange for options over 43,326 of the Company’s ordinary shares (21,663 equivalent ADSs). The board of directors has decided not to issue any additional options under the Exceptis Technologies Limited share option scheme. As of January 31, 2003, 17,328 ordinary shares (8,664 equivalent ADS) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the Exceptis Technologies Limited share option scheme is US$9.81, or approximately €9.07 per equivalent ADS.

Trintech savings related share option scheme 1999

On August 23, 1999, we obtained shareholder approval for the establishment of the Trintech employee savings related share option scheme 1999 for the Company’s Irish employees.

The savings related share option scheme applies to all the Company’s qualifying Irish employees and executive directors and is an approved scheme under Schedule 12A of the Taxes Consolidation Act 1997 of the Republic of Ireland.

All employees and executive directors who are tax resident in Ireland are eligible to participate in the savings related share option scheme.

Under the savings related share option scheme, participants must enter into a savings contract with a Revenue certified savings carrier to save between €12 and €317 a month for a period of three, five or seven years to fund option exercise. Participants are granted an option on the basis of the amount that the Participant has agreed to save. Options may be granted at a discount of up to 15% of the market value (by reference to Nasdaq dealing prices) of the ordinary shares underlying the options.

Grants of options under the savings related share option scheme may vary as between participants according to level of remuneration, length of service or other factors relating to their position.

Options granted under the savings related share option scheme are not transferable. Options may only be exercised by the participant or, in the event of his death, his personal representative. The savings related share option scheme will terminate ten years after its adoption by the board of directors unless otherwise terminated before that date by the board of directors. The board of directors has power to amend the savings related share option scheme subject to the consent of the Irish Revenue Commissioners. As of January 31, 2003 no shares had been issued under this scheme.

1999 employee share purchase plan

On August 23, 1999, we obtained shareholder approval for the establishment of the Trintech 1999 employee share purchase plan for the Company’s U.S. employees. The 1999 share purchase plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year.

The Company’s U.S. employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who immediately after grant owns stock with 5% or more of the total combined voting power or value of all classes of the Company’s capital shares, or holds rights to purchase shares under the Company’s employee share purchase plans that accrue at an annual rate exceeding US$25,000 worth of shares for each calendar quarter may not be granted an option to purchase shares under the 1999 share purchase plan. The 1999 share purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant’s compensation. Compensation is defined as the participant’s base straight time gross earnings, bonuses and commissions but is exclusive of payments for overtime, shift premium payments, incentive compensation, incentive payments and other compensation.

The total amounts deducted and accumulated from the participant’s pay are used to purchase ordinary shares at the end of each purchase period. The price of ordinary shares purchased under the 1999 share purchase plan is generally 85% of the lower of the fair market value of the ordinary shares at the beginning of the offering period or at the end of the purchase period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us. Rights granted under the 1999 share purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 share purchase plan. The 1999 share purchase plan provides that, in the event of a merger with or into another corporation or a sale of substantially all of the Company’s assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The 1999 share purchase plan will terminate in 2009. The board of directors has the authority to amend or terminate the 1999 share purchase plan, except that no board action may adversely affect any outstanding rights to purchase shares under the 1999 share purchase plan. As of January 31, 2003, 148,248 Ordinary Shares (74,124 equivalent ADSs) had been issued under this plan.

Trintech share option exchange program 2001

In November 2001, Trintech’s Board of Directors approved a Voluntary Stock Option Exchange Program, in which eligible employees had the opportunity to exchange unexercised options granted under the 1997 Trintech Group PLC Share Option Scheme, for the promise to grant new options in the future. Participation by each option holder was voluntary. Eligible employees were given the opportunity to tender Old Options between November 13, 2001 and December 12, 2001. On December 12, 2001, the offer to tender old Options expired, and surrendered options were cancelled two days after the expiration. Under the terms of the offer, the Company accepted for cancellation options to purchase 658,862 Ordinary Shares (329,431 equivalent ADS). Subject to the terms and conditions of the offer, the Company granted new options to subscribe to or purchase an aggregate of 599,586 Ordinary Shares (299,793 equivalent ADS) on June 17, 2002 at an exercise price of US$0.74 per share (US$1.47 per equivalent ADS), which was equal to the fair market value on that date. Each replacement option vested and was exercisable substantially to the same degree as the original option.

All employees of Trintech or one of the Company’s subsidiaries who: (i) were employees on November 13, 2001 and the date on which the tendered options are cancelled; (ii) were residents of or employed in Ireland, the United Kingdom, the United States or Germany; and (iii) were subject solely to the tax laws of such countries were “eligible employees”. All members of the Company’s Board of Directors, all members of the Company’s Advisory Board and all of the Company’s executive officers, however, were not “eligible employees” and could not participate in the offer. If an employee elected to cancel one or more Old Options, all options granted since June 13, 2001 (i.e. within the six-month period prior to the expected cancellation date) were also cancelled.

As of April 25, 2003, there were outstanding options to purchase an aggregate of 4,145,502 ordinary shares (2,072,751 equivalent ADSs) at exercise prices ranging from US$0.50 to US$52.00 per ordinary share and expiration dates ranging from June 2003 to April 2010 under the Company’s employee benefit plans. As of April 25, 2003, the Company’s directors and executive officers held options to purchase an aggregate of 1,319,260 ordinary shares (659,630 equivalent ADSs) at exercise prices ranging from US$0.54 to US$27.00 per ordinary share and expiration dates ranging from May 2004 to November 2009.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth certain information known to us with respect to beneficial ownership of the Company’s ADSs as of April 25, 2003 by (i) each shareholder known to us to be the beneficial owner of more than five percent of any class of the Company’s registered voting securities and (ii) all of the Company’s executive officers and directors as a group and each individually. To the Company’s knowledge, we are not directly or indirectly controlled by any corporation, foreign government or any other natural or legal person.

	Equivalent American Depositary Shares Beneficially Owned(1)
Beneficial Owner	Number	Percent
Cyril P. McGuire (2)(3)	2,879,485	18.6%
John F. McGuire (2)(4)	2,366,254	15.3
Instove Limited (5)	1,602,804	10.3
R. Paul Byrne (7)	155,560	*
John Harte (8)	131,218	*
Kevin C. Shea (6)	79,705	*
Trevor Sullivan (9)	18,836	*
Robert Wadsworth (10)	18,126	*
Officers and directors as a group (6 persons) (11)	3,282,930	21.2

*	Represents less than 1% of the equivalent ADSs outstanding.
(1)	The information in this table is based on the Company’s records, information provided to us by the Company’s directors and executive officers, and a review of the Company’s Schedules 13D and 13G filed in year 2001, 2002 and 2003 with the Securities and Exchange Commission. The percentage ownership of each director, executive officer, and shareholder is based on 15,507,139 equivalent ADSs outstanding at April 25, 2003. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, we believe that the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Securities subject to options or warrants that are currently exercisable or exercisable within 60 days after April 25, 2003 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.
(2)	Jayness Limited and Vanspur Limited, which are owned by two Jersey discretionary trusts, Jayness Trust and Vanspur Trust, have the option to acquire up to 722,688 equivalent ADSs owned by John McGuire, representing approximately 4.6% of the equivalent ADSs outstanding, and have the option to acquire up to 722,688 equivalent ADSs owned by Cyril McGuire, representing approximately 4.6% of the equivalent ADSs outstanding. Neither John McGuire, Cyril McGuire nor any of their family members are trustees or beneficiaries of these trusts and John and Cyril McGuire disclaim any beneficial interest in the securities held by Jayness Limited, Vanspur Limited or the trusts.
(3)	Includes 2,855,318 equivalent ADSs held of record and 24,167 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 25, 2003.
(4)	Includes 2,315,004 equivalent ADSs held of record and 12,667 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 25, 2003.
(5)	Equivalent ADSs are held by Instove Limited, which in turn is owned by two Jersey discretionary trusts, Hacke Trust and Belte Trust. Neither John McGuire nor Cyril McGuire nor any of their family members are trustees or beneficiaries of these trusts, but the trustees may, in their sole discretion, select any beneficiaries. John McGuire and Cyril McGuire both disclaim any beneficial interest in the equivalent ADSs held by Instove Limited or the trusts.
(6)	Includes 15,000 equivalent ADSs held of record and 64,705 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 25, 2003.
(7)	Represents 32,153 equivalent ADSs held of record and 123,407 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 25, 2003.
(8)	Represents 750 equivalent ADSs held of record and 130,468 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 25, 2003.
(9)	Includes 1,960 equivalent ADSs held of record and 16,876 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 25, 2003.

(10)	Represents 51,250 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 25, 2003.
(11)	Includes 377,749 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 25, 2003.

The Company’s major shareholders do not have different voting rights.

Changes in Ownership

The following information is based entirely on the Company’s review of Schedules 13D and 13G and Form 6-Ks previously filed with the Securities and Exchange Commission.

John McGuire was the beneficial owner of 2,314,504, 2,319,171 and 2,366,254 equivalent ADSs as of January 31, 2001, January 31, 2002 and January 31, 2003 respectively. The change in beneficial ownership was due to an increase in the number of vested options over the periods. Additionally, the percentage of equivalent ADSs held by John McGuire changed over the periods due to the Company’s issuance of ADSs in relation to acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and warrants.

Cyril McGuire was the beneficial owner of 2,314,504, 2,356,671 and 2,879,485 equivalent ADSs as of January 31, 2001, January 31, 2002 and January 31, 2003 respectively. The change in beneficial ownership was due to an increase in the number of vested options over the periods. Cyril McGuire also purchased 502,814 ADSs during fiscal 2003. Additionally, the percentage of equivalent ADSs held by Cyril McGuire changed over the periods due to the Company’s issuance of ADSs in relation to acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and warrants.

Instove Limited was the beneficial owner of 1,925,366, 1,602,804 and 1,602,804 equivalent ADSs as of January 31, 2001, January 31, 2002 and January 31, 2003 respectively. The change in beneficial ownership was due to the Company’s issuance of ADSs in relation to acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and warrants.

As of April 25, 2003, the number of holders of record of the Company’s ordinary shares was 94 and the number of holders of record of the Company’s ADSs was approximately 66. Of the total number of record holders of ordinary shares, there are 12 U.S. record holders. Of the total number of record holders of ADSs, there are approximately 28 U.S. record holders. U.S. record holders hold approximately 63% of the total number of outstanding equivalent ADSs.

B.    Related Party Transactions

Effective September 1, 1998, we entered into a lease agreement with John and Cyril McGuire under which we currently lease approximately 22,500 square feet of space in a building located in Dublin, Ireland which is owned by John and Cyril McGuire. The term of the lease is for a period of 25 years. The Company’s rent under the lease is €509,818, or US$551,419 per year, which was determined by a fair assessment of the local rental market by an independent appraisal firm. The rent is to be reviewed by an independent appraiser every five years and may be increased based on the independent appraiser’s assessment of the current rental market using rental rates for similar properties in comparable locations. This lease agreement may be amended from time to time by agreement among us and John and Cyril McGuire. We have the right to terminate the lease on September 1, 2007.

We have entered into a second lease agreement with John and Cyril McGuire under which we lease approximately 29,400 square feet of space in a building, located adjacent to the building currently under lease from John and Cyril McGuire. We agreed to a lease term of 25 years, effective as of March 1, 2001, with rent under the lease of €855,930 or US$925,774 per year, which was determined by a fair assessment of the local rental market by an independent appraisal firm. The rent is to be reviewed by an independent appraiser every five years and may be increased based on the independent appraiser’s assessment of the current rental market using rental rates for similar properties in comparable locations. The lease agreement may be amended from time to time by agreement among us and John and Cyril McGuire. We will have the right to terminate the lease on February 1, 2009.

Trintech Limited, one of the Company’s Irish subsidiaries, has issued shares of special non-voting class to Huttoft Company, an unlimited company. Huttoft Company is partly-owned by Cyril McGuire and R. Paul Byrne, two of the Company’s executive officers, but is otherwise unrelated to us. We own all of the voting securities of Trintech Limited. The shares held by Huttoft Company do not entitle it to any share of the assets of Trintech Limited in the event of a winding-up. We and Huttoft Company own all of the outstanding securities of Trintech Limited. Trintech Limited has in the past and may in the future declare and pay dividends to Huttoft Company, and Huttoft Company may pay dividends to its shareholders out of these amounts. The amount of any dividends paid to Huttoft Company will be determined by the board of directors of Trintech Limited, subject to Irish law, in its discretion. We treat any dividends paid by Trintech Limited to Huttoft Company as compensation expense for accounting purposes. Any dividends which are declared and paid by Trintech Limited to Huttoft Company would result in a reduction in profits available to us.

From time to time since December 1996, Enterprise Ireland has provided us with grants in support of some of the Company’s projects for the purpose of increasing employment in Ireland. These grants have totaled an aggregate of €1,196,500 (approximately US$1,293,000). These grants must be repaid if we fail to maintain the projected employment for a period of five years from the date of receipt of the grant.

On July 13, 2001 and again on July 11, 2002 we received shareholder approval to enter into a Trintech share buy back agreement with Deutsche Bank AG who would purchase Trintech ordinary shares on the Company’s behalf. Under the agreement we are entitled, at any time from July 11, 2002 up until the date which is 18 months after that date, to purchase not more than 2,500,000 ADSs representing 5,000,000 ordinary shares of US$0.0027 each in the Company’s capital from Deutsche Bank AG for a total consideration including premium of not more than US$100.00 per ADS. Any such purchases of ADSs may only be made by us out of the Company’s distributable profits, or alternatively, out of a fresh issue of the Company’s shares made specifically for the purpose of financing any such purchase. During the year ended January 31, 2003, the Company repurchased 115,294 ordinary shares (57,647 equivalent ADSs) at a cost of approximately US$140,000. As of January 31, 2003 approximately US$4.86 million remained available for future repurchases under this program.

We believe that the terms of all transactions with related parties are comparable to those that would be attainable by us in the ordinary course of business from unaffiliated third parties under similar circumstances.

C.    Interests of Experts and Counsel

Not required.

Item 8.    Financial Information

A.    Consolidated Financial Statements and other Financial Information

Please see Item 18 “Financial Statements” and pages F-1 through F-31 for the Company’s Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of the Company’s revenues from customers located in the United States and outside the United States, please see Item 5 “Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

Legal Proceedings

From time to time, we may become involved in various lawsuits and proceedings which arise in the ordinary course of business. Neither we nor any of the Company’s consolidated subsidiaries are a party to any litigation or arbitration proceedings which could have, or during the last two fiscal years has had, a material adverse effect on the Company’s business, financial condition and results of operations.

We are involved from time to time in disputes with respect to the Company’s intellectual property rights and the intellectual property rights of others. Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation, either instituted by or against the Company’s business, may be necessary to resolve issues that may arise from time to time in the future.

Furthermore, the Company’s efforts to protect the Company’s intellectual property through litigation may be unable to prevent duplication of the Company’s technology or products. Any such litigation could have a material adverse effect upon the Company’s business, financial condition or results of operations.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company’s business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

We are presently party to an arbitration proceeding brought by a former customer seeking a refund in payments made to us under a contract with us. The customer is also asserting other claims in the arbitration relating to that contract. Management believes there is no merit to these claims and intends to defend them vigorously. If we are unsuccessful in the arbitration proceedings, our result from operations may be materially negatively impacted by the value of any award made by the arbitrator.

During fiscal 2003, the Company was involved in a dispute with VeriFone in relation to our cancellation of future manufacturing commitments we had made to VeriFone. In December 2002 the Company and VeriFone entered into a confidential settlement agreement to settle all outstanding claims among the parties. All costs incurred in relation to this settlement have been reflected in the Company’s financial position as of January 31, 2003.

Dividends

Shareholders are entitled to receive dividends as may be recommended by the board of directors and approved by the Company’s shareholders or any interim dividends the board of directors may decide to pay. No dividends have been paid on the ordinary shares in any of the five fiscal years immediately preceding the date of this Form 20-F. We currently intend to retain future earnings, if any, to fund the development and growth of the Company’s business.

Under Irish law, we may only pay dividends out of profits legally available for that purpose. Available profits are defined as the Company’s accumulated realized profits, to the extent not previously distributed or capitalized, less the Company’s accumulated realized losses, to the extent not previously written off in a reduction or reorganization of capital. In addition, we may make a distribution only if and to the extent that, at the time of the distribution, the amount of the Company’s net assets is not less than the aggregate of the Company’s paid up share capital and undistributable reserves.

If in the future dividends are, subject to Irish law, approved by the Company’s board or by the Company’s shareholders, the dividends will be paid to the persons who hold the Company’s securities on the date determined by the Company’s board. However, under the Company’s articles of association, the Company’s directors may resolve that we will not be required to pay dividends to a shareholder who has not claimed these dividends within twelve years of their declaration if resolved by the board of directors. Unclaimed dividends will be used by us as decided by the Company’s board of directors.

B.    Significant Changes

None.

Item 9.    The Offer and Listing

A.    Offer and Listing

On September 24, 1999 we consummated a public offering in the U.S. and the Federal Republic of Germany of 5,800,000 ordinary shares. On October 26, 1999, we sold an additional 87,598 ordinary shares, pursuant to an option granted to the underwriters in the offering to cover over-allotments.

On March 21, 2000 the Company effected a two-for-one ADS split. Following the split, each ordinary share equaled two equivalent ADSs.

On May 4, 2000 we consummated a follow-on public offering in the U.S. and the Federal Republic of Germany of 2,000,000 ordinary shares. On May 11, 2000 we sold an additional 225,000 ordinary shares, pursuant to an option grant to the underwriters in the offering to cover over-allotments.

On May 24, 2002 the Company effected a one-for-four reverse split of its issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net (loss) per equivalent ADS is therefore calculated using 50% of the weighted average number of ordinary shares outstanding during the period. All amounts shown per equivalent ADS have been retroactively adjusted to give effect to the reverse split.

Market Price Information

The tables below present for the ADSs traded on the Nasdaq National Market and the Frankfurt Stock Exchange Prime Standard (Regulated Market) (“FSE”), or where appropriate, the Neuer Markt Frankfurt Stock Exchange, the market segment of the Frankfurt Stock Exchange on which we were listed prior to January 1, 2003, respectively (i) for the five most recent full financial years the annual high and low market prices, (ii) for the two most recent full financial years and any subsequent period the high and low market prices for each full financial quarter, (iii) for the most recent six months the high and low market prices for each month. Prices per ADS on Frankfurt Stock Exchange Prime Standard (Regulated Market) are quoted from the composite of Neuer Markt Frankfurt and Neuer Markt Xetra.

	Price per ADS on Nasdaq National Market		Price per ADS on Neuer Markt/FSE
	High $	Low $	High €	Low €
Annual Highs and Lows
1999 (commencing September 24)	34.00	6.00	32.58	5.75
2000	75.44	6.38	77.00	8.06
2001	9.00	1.11	9.45	1.30
2002	2.81	0.42	2.60	0.49
2003 (through April 2, 2003)	2.19	1.63	2.20	1.36

Quarterly Highs and Lows
2001
First Quarter	9.00	1.69	9.09	2.05
Second Quarter	3.10	1.85	3.50	2.11
Third Quarter	2.31	1.11	2.40	1.30
Fourth Quarter	2.25	1.35	2.36	1.56
2002
First Quarter	1.62	.70	1.78	0.88
Second Quarter	2.81	.42	2.30	0.49
Third Quarter	1.43	.83	1.38	0.80
Fourth Quarter	2.55	1.17	2.60	1.08
2003
First Quarter (through April 2, 2003)	2.19	1.63	2.20	1.36

Monthly Highs and Lows (2002 and 2003)
November	2.53	1.17	2.40	1.08
December	2.55	1.60	2.60	1.65
January	2.19	1.82	2.06	1.60
February	1.92	1.63	1.75	1.50
March	2.19	1.68	1.90	1.45
April (through April 2, 2003)	2.07	2.00	1.85	1.80

B.    Plan of Distribution

Not required.

C.    Markets on which the Company’s Shares Trade

The Company’s ADSs are listed and principally traded on the Nasdaq National Market under the symbol TTPA, where the prices are expressed in U.S. dollars, and on the subsection of the Regulated Market segment with additional obligations arising from admission (Prime Standard) of the Frankfurt Stock Exchange in Germany under the symbol TTP, where the prices are expressed in Euro. The ADSs are represented by American Depositary Receipts, or ADRs, which are issued by the Bank of New York, the Depositary.

The Frankfurt Stock Exchange and the Regulated Market (Prime Standard)

The Frankfurt Stock Exchange is the most significant of the eight German stock exchanges and accounted for the vast majority of the turnover in traded shares in Germany in 2002. The aggregate annual turnover of the Frankfurt Stock Exchange in 2002 of approximately €3.0 trillion for both equity and debt instruments, made it one of the largest stock exchanges in the world behind the New York Stock Exchange, London and Tokyo in terms of turnover. The calculation of the aggregate annual turnover of the Frankfurt Stock Exchange is based on the Frankfurt Stock Exchange’s practice of separately recording the sale and purchase components involved in any trade. As of December 31, 2002, the equity securities of 5,768 corporations, including 4,901 foreign corporations, were traded on the Frankfurt Stock Exchange.

The Company’s ADSs had been traded on the Neuer Markt segment of the Frankfurt Stock Exchange since commencement of the Company’s listing on the Frankfurt Stock Exchange. The Frankfurt Stock Exchange has reorganized its equity market effective January 1, 2003 and decided to discontinue the Neuer Markt after a transition period. As core element of the reorganization, the Frankfurt Stock Exchange divided the equity market into two listing segments with different transparency standards. The “General Standard” provides for legal minimum transparency requirements whereas the “Prime Standard” provides for high transparency with investor relations standards in line with the Neuer Markt requirements. The Prime Standard requires - in addition to the requirements of the General Standard - the adoption of international accounting standards (International Financial Reporting Standards (IFRS)) in accordance with the current standards of the International Accounting Standards Board (IASB) or U.S. Generally Accepted Accounting Principles (US-GAAP), the publication of quarterly reports, the publication of a corporate action timetable, the holding of at least one analyst meeting per year as well as the publication and the notification of facts with potentially material influence on the market price, also in the English language.

In December 2002, we decided to terminate the admission to the Neuer Markt and applied for the listing of the Company’s ADSs to the subsection of the Regulated Market with additional obligation arising from admission (Prime Standard). The admission was granted in January 2003.

Trading on the Regulated Market

Securities listed on the Regulated Market are traded on a computer-aided system called Xetra. Trading takes place on every business day between 9:00 a.m. and 8:00 p.m., Frankfurt time. Trading within the Xetra system is done by banks and brokers who have been admitted to trading on at least one of Germany’s stock exchanges. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations.

Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets off the Frankfurt Stock Exchange. Price formation is determined by open bid by specialists. Prices of securities traded on the Regulated Market are displayed continuously during trading hours. At the half-way point of each trading day, a single standard quotation is determined for certain securities.

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

D.    Selling Shareholders

Not required.

E.    Dilution

Not required.

Item 10.    Additional Information

A.    Share Capital

Not required.

B.    Memorandum of Articles of Association

The Company’s Memorandum of Association and Articles of Association, as amended, are filed as Exhibit 1.1 to this Report. We incorporate by reference the “Description of Share Capital” included in the Company’s Registration Statement on Form F-1 (File No. 333-10738). The Transfer Agent and Registrar for the Company’s Ordinary Shares is Capita IRG Registrars, Dublin, Ireland. The Transfer Agent and Registrar for the Company’s ADSs is The Bank of New York.

C.    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those disclosed in Item 4 “Information on the Company” or elsewhere within this Form 20-F.

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

The Financial Transfers Act, 1992 of Ireland was enacted in December 1992. This act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between the Republic of Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this act prohibit any financial transfer to or by the order of or on behalf of residents of each of the Federal Republic of Yugoslavia, the Republic of Serbia, and Iraq, and certain financial transfers of funds in respect of certain bodies and persons relating to the Taliban of Afghanistan, Osama bin Laden and Alqaida, financial transfers to senior members of the Zimbabwean government, financial transfers to any persons, groups or entities listed in EU Council Decision 2002/400/EC of 17th June 2002 and certain financial transactions to or by the order of or on behalf of residents of Angola unless permission for the transfer has been given by the Central Bank of Ireland.

We do not anticipate that Irish exchange controls or orders under the Financial Transfers Act, 1992 will have a material effect on the Company’s business.

For the purposes of the orders relating to Iraq and the Federal Republic of Yugoslavia, reconstituted in 1991 as Serbia and Montenegro, a resident of those countries is a person living in these countries, a body corporate or entity operating in these countries and any person acting on behalf of any one of these persons.

Any transfer of, or payment for, an ordinary share or ADS involving the government of any country which is currently the subject of United Nation sanctions, any person or body controlled by any government or country under United Nations sanctions, or any person acting on behalf of these governments or countries, may be subject to restrictions required under these sanctions as implemented into Irish law. Angola and Iraq are currently the subject of United Nation sanctions.

Federal Republic of Germany.    At present, the Federal Republic of Germany does not restrict the export or import of capital, except for certain investments in countries such as Iraq as required by resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany, a resident, must report to the German Federal Central Bank, subject only to several immaterial exceptions, any payment received from or made to an individual or a corporation resident outside Germany, or a non-resident, if a payment exceeds €12,500 or the equivalent in another currency. In addition, residents must report any claims against or any liabilities payable to non-residents if these claims or liabilities, in the aggregate, exceed €5.0 million or the equivalent in a foreign currency at the end of any one month.

Furthermore, residents must periodically report certain assets in a non-resident enterprise if at least 10% of the share capital or of the voting rights of the non-resident enterprise is attributable to the resident or any of its non-resident affiliates.

However, this reporting requirement does not apply if the total balance sheet or the total business assets of the non-resident enterprise do not exceed €3,000,000. A non-resident affiliate is a non-resident entity of which more than 50% of the share capital or voting rights are attributable to a resident.

Moreover, enterprises resident in Germany must periodically report certain items of assets if at least 10% of the share capital or of the voting rights of the resident enterprise are attributable to one or more non-residents or any of their resident affiliates. However, this reporting requirement does not apply if the total balance sheet or the total business assets of the resident enterprise do not exceed €3,000,000. A resident affiliate is a resident entity of which more than 50% of the share capital or voting rights are attributable to a non-resident.

Irish Competition Legislation and Other Anti-Takeover Provisions

Irish Mergers and Competition Legislation.    Irish law requires prospective purchasers of the Company’s voting securities to provide advance notice of an acquisition of the Company’s shares to the Irish Competition Authority if, after an acquisition, that person would directly or indirectly control [us], and specific financial thresholds are exceeded. Control would be acquired if, by reason of securities, contracts or other means, decisive influence were capable of being exercised with regard to the Company’s activities. Under Irish law, the acquisition will be void unless either clearance for an acquisition is obtained from the Irish Competition Authority or the prescribed statutory period following notification of the acquisition has elapsed without the Irish Competition Authority having made a determination.

In addition, under Irish competition legislation, proposed mergers and acquisition which might be anti-competitive in nature may be voluntarily notified to and approved by the Irish Competition Authority. Further, third parties may file a complaint with the Irish Competition Authority or institute court proceedings seeking relief, including injunctions, damages, and exemplary damages, for a merger or acquisition which would be prohibited under the relevant legislation.

For purposes of the Irish competition legislation described above, the acquisition of ADSs would generally be treated in the same manner as an acquisition of ordinary shares.

Provisions of the Company’s Memorandum and Articles of Association Concerning Control.    Several provisions of the Company’s memorandum and articles of association may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for the ADSs.

Enforcement of Civil Liabilities under United States Federal Securities Laws

We are a public limited company incorporated under the laws of the Republic of Ireland. Several of the Company’s directors, officers and experts named in this Form 20-F are non-residents of the United States, and these persons and a significant portion of the Company’s assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or to enforce against them in U.S. courts judgments predicated upon the civil liability provisions of the laws of the United States, including the federal securities laws. We have been advised by A&L Goodbody, Solicitors, the Company’s Irish corporate counsel, that there is doubt regarding the enforceability against these persons in the Republic of Ireland, whether in original actions or in actions for the enforcement of judgments in U.S. courts, of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws.

E.    Taxation

The following is a general summary of important tax considerations derived from the laws of the Republic of Ireland, Germany and the federal law of the United States relating to the purchase, ownership and disposition of ADSs or ordinary shares by U.S. holders, German holders and Irish holders. For the purposes of this discussion, a U.S. holder means an individual citizen or resident of the United States for U.S. federal income tax purposes, a corporation or partnership created or organized under the laws of the United States, or any of the states comprising the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, the administration of which is subject to the primary supervision of a court within the United States and regarding which one or more U.S. persons have the authority to control all substantial decisions of the trust. For purposes of this discussion, a German holder means an individual with his residence or usual place of stay in Germany as well as a corporation with its registered seat or management in Germany, or permanent establishment in Germany, which is maintained by a shareholder not subject to unlimited tax liability or is usually at the shareholder’s disposal, and an Irish holder means any person who is a resident or is ordinarily resident in Ireland or who is carrying on a trade in Ireland through a branch or agency.

This summary is of a general nature only and does not discuss all aspects of Irish, German and U.S. taxation that may be relevant to a particular investor. In particular, the following summary does not address the tax treatment of U.S. holders or Irish holders who own, actually or constructively, 10% or more of the Company’s outstanding voting stock. Nor does this summary address classes of U.S. holders or Irish holders, such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax and persons who do not hold ADSs or ordinary shares as capital assets. These particular investors not addressed in this summary may be subject to special rules.

The statements of Irish, German and U.S. tax laws described below are based on the laws in force and as interpreted by the relevant taxation authorities as of 25 April, 2003 and are subject to any changes in Irish, German or U.S. law, or in the interpretation of these laws by the relevant taxation authorities, or in the double taxation conventions among any two of the Republic of Ireland, Germany and the United States occurring after that date. The discussion regarding Irish taxation matters is based on the various Irish Taxes Acts, Finance Acts and other relevant legislation, judicial decisions, statements of practice and revenue practices in force at this time, all of which are subject to change, possibly with retrospective effect.

Taxation of Dividends

Republic of Ireland Taxation.    We currently intend to retain future earnings, if any, to fund the development and growth of the Company’s business. Should we begin paying dividends, unless exempted, all dividends paid by us will be subject to Irish withholding tax at the standard rate of income tax (currently 20%). Exemption from withholding tax applies in respect of dividends paid to the following categories of holders of ordinary shares:

•	Irish resident companies;

•	Companies which are resident in an EU member state or country with which Ireland has a double tax treaty (a “tax treaty country”), which includes the United States, and not under the control of persons resident in Ireland;

•	Non-Irish resident companies controlled by residents of EU member states or tax treaty countries;

•	Non-Irish resident companies, the principal class of shares of which, or a 75% parent of which, or where the company is wholly owned by two or more companies, of each of those companies, are substantially and regularly traded on a recognized stock exchange in an EU member state or a tax treaty country or on such other stock exchange as approved by the Irish Minister of Finance;

•	Individual residents of EU member states or tax treaty countries.

In each case in respect of an exemption from withholding, the holder claiming the exemption will have to file with us the requisite declarations and certifications to substantiate the entitlement. If dividends are paid through an intermediary the intermediary will have to fulfill certain requirements to enable us to pay dividends gross to the exempt holders listed above through the intermediary. The exempt holders will have to provide the intermediary with the appropriate declarations and certificates.

A holder of ADSs will be exempt from withholding tax if it is beneficially entitled to the dividend and if its address on the register of ADSs maintained by the depositary is in the United States. Additionally, the depositary must be authorized by the Irish Revenue Commissioners as a qualifying intermediary for this exemption to apply.

Where exemption from withholding tax is available, there should be no further liability to Irish income tax/corporation tax on those dividends for the recipient.

An Irish holder who receives dividends or other distributions net of withholding will be able to credit the withholding against his eventual liability to Irish taxation on those dividends, and if appropriate, to obtain a refund.

A holder in any of the above exempt categories who suffers withholding tax will be able to make a reclaim subsequently from the Irish Revenue Commissioners.

A holder resident in a treaty country and who is not within any of the above exempt categories may be able to make a reclaim subsequently from the Irish Revenue Commissioners of all or part of the tax withheld, pursuant to the terms of the applicable tax treaty.

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

United States Taxation.    For U.S. federal income tax purposes, the gross amount of any dividend paid, to the extent of the Company’s current or accumulated earnings and profits as determined based on U.S. tax principles, will be included in a U.S. holder’s gross income and treated as foreign source dividend income. These dividends will not be eligible for the dividends received deduction allowed to U.S. corporations. The amount of any distribution that exceeds earnings and profits will be treated first as a nontaxable return of capital, reducing the U.S. holder’s basis in its shares, and then as capital gain. The amount includable in income will be the U.S. dollar value of the payment based on the exchange rate on the date of payment regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency fluctuations during the period from the date any dividend is paid to the date the payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

U.S. holders who are able, under Irish domestic tax legislation, to claim a refund or exemption of Irish tax withheld should not expect to obtain a credit against U.S. federal income tax liability for that withheld tax whether or not such claim is made. For more information, please see “Republic of Ireland Taxation”.

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

Private individual shareholders or ADS holders may claim a tax allowance for investment income of €1,550 p.a. In the case of married couples filing a joint income tax return, the tax allowance amounts to €3,100 p.a. They may also deduct from their dividend income 50% of the costs related to their shareholding, in particular the fees for custody and refinancing. Without evidence, an amount of €51 p.a. and in the case of married couples filing a joint income tax return an amount of €102 p.a. may be deducted.

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

For purposes of German law, ownership of the ADSs is not considered legal ownership of the underlying ordinary shares. However, the economic and other rights associated with owning ADSs are similar to those associated with owning the underlying ordinary shares directly. Therefore, there are no tax benefits associated with, and in principle no differences regarding the German tax treatment of dividends or capital gains resulting from holding ADSs instead of ordinary shares.

Taxation of Capital Gains

Republic of Ireland Taxation.    A person who is not an Irish holder will not be subject to Irish capital gains tax on the disposal of ordinary shares or ADSs provided that the ordinary shares or ADSs are quoted on a recognized stock exchange. Nasdaq and the Frankfurt Stock Exchange are recognized stock exchanges. Irish holders will be liable to Irish tax on capital gains arising on the disposal of the ordinary shares or ADSs. The capital gain will generally be calculated by reference to the difference between the purchase price and the sale price of the ordinary shares or ADSs. Indexation of the base cost of the Ordinary Shares or ADSs will only be available up to December 31, 2002 and only in respect of Ordinary Shares or ADSs held for more than twelve months prior to their disposal. An annual exemption allows individuals to realize chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish holders that realize a loss on the disposition of Ordinary Shares or ADSs will generally be entitled to offset such allowable losses against capital gains realized from other sources in determining their CGT liability in any year. Allowable losses which remain unrelieved in a year may generally be carried forward indefinitely for CGT purposes and applied against capital gains in future years. Transfers between spouses will not give rise to any chargeable gain or loss for CGT purposes with the acquiring spouse acquiring the same pro rate base cost and acquisition date as that of the transferring spouse.

United States Taxation.    Subject to the discussion of passive foreign investment companies, or PFICs, below, a U.S. holder’s sale or exchange of ADSs generally will result in the recognition of capital gain or loss by the U.S. holder in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the ADSs sold. Gain or loss realized on the sale of ADSs by non-corporate U.S. holders will be subject to a maximum rate of U.S. federal income tax of 20%, provided the ADSs were held for more than 12 months as capital assets. In general, any capital gain or loss recognized by a U.S. holder upon the sale or exchange of ADSs will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations. A U.S. holder’s tax basis in its ADSs will generally be the purchase price paid for its ADSs by the U.S. holder. A U.S. holder that is liable for both Irish and U.S. tax on gain on the disposal of the ordinary shares will generally be entitled, subject to limitations and under the 1997 Convention, to credit the amount of Irish tax paid for the gain on the sale against the U.S. holder’s U.S. federal income tax liability for this gain.

German Taxation.    If the shares or ADSs are held by a German individual as business assets 50% of the capital gain is subject to trade tax.

Additionally, capital gains from the sale of shares or ADSs held by a German individual as business assets are subject to income tax plus solidarity surcharge thereon.

Capital gains from the sale of shares or ADSs held as private assets by individuals are only subject to taxation, if (i) the sale takes place within one year from the purchase or—after this period has lapsed—if (ii) the shareholder or ADS holder (or the predecessor in the case of a transfer of shares or ADSs without consideration), at any time during the five years preceding the sale, directly or indirectly held or holds a participation of 1% or more. However, for private individuals a capital gain deriving from a disposal of the shares or ADS is tax exempt if the total gains from private disposal transactions in the respective calendar year amount to less than €512 p.a. and per person.

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

The conversion of ADSs into ordinary shares should not be a taxable event for German tax purposes. The conversion should qualify as a replacement of the sole economic ownership against the legal and economic ownership. There are no German tax court decisions addressing the exchange or conversion of foreign depositary receipts into foreign shares.

Passive Foreign Investment Company Considerations

There is a substantial risk that we are a PFIC for U.S. federal income tax purposes. The Company’s treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders of ADSs and may cause a reduction in the value of such shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of the Company’s gross income is passive income, or (ii) at least 50% of the average value of all of the Company’s assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income also includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets, which produce passive income. As a result of the Company’s substantial cash position and the decline in the value of the Company’s stock, we are a PFIC under the asset test if the Company’s market capitalization is used to determine the aggregate fair market value of the Company’s assets. The legislative history of the PFIC rules indicates that market capitalization is generally to be used for purposes of the asset test. If we are a PFIC for U.S. federal income tax purposes, U.S. Holders of the Company’s ADSs would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions”, including any gain on the sale of ADSs.

The consequences described above can be mitigated if the U.S. Holder makes an election to treat us as a qualified electing fund, or QEF. A shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the net capital gain of the QEF which would be taxable, as long-term capital gain, subject to a separate election to defer payment of undistributed earnings of the QED and taxes, which deferral is subject to an interest charge. We would have to furnish certain information on an annual basis to U.S. Holders who have made a QEF election. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS.

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is publicly traded could mitigate the consequences of the PFIC rules by electing to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to market gain previously included by the U.S. Holder under the election for prior taxable years.

All U.S. Holders are advised to consult their own tax advisers about the PFIC rules generally and about the advisability, procedures and timing of their making any of the available tax elections, including the QEF or mark-to-market elections.

U.S. Information Reporting and Backup Withholding

Any dividends paid, or proceeds on a sale of, ADSs to or by U.S. holders may be subject to U.S. information reporting, and the 30% U.S. backup withholding tax may apply unless the holder (1) is an exempt recipient, or (2) provides a U.S. taxpayer identification number, certifies that no loss of exemption from backup withholding has occurred and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax, provided the required information is furnished to the U.S. IRS.

Irish Capital Acquisition Tax

A gift or inheritance comprising ordinary shares or ADSs will be within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. Capital acquisitions tax is charged at a rate of 20% on the taxable value of the gift or inheritance above a tax-free group threshold. This tax-free group threshold is determined by the aggregate of the current benefit and the value of all other benefits taken since 5 December 1991 which are within the same group. The group threshold is determined by the relationship between the disponer and the donee/successor. Gifts and inheritances taken by one spouse of a marriage from the other spouse of that marriage are not subject to capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides that Irish capital acquisitions tax paid on inheritances in Ireland may be credited, in whole or in part, against tax payable in the United States, in the case where an inheritance of ordinary shares or ADSs is subject to both Irish capital acquisitions tax and US federal estate tax. The Estate Tax Convention does not provide relief for Irish capital acquisitions tax paid on gifts.

Irish Stamp Duty

A transfer of ordinary shares, including transfers effected through CREST, wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will attract stamp duty at the rate of 1% of the consideration given or, in the case of a gift or where the purchase price is inadequate or unascertainable, on the market value of the ordinary shares. Transfers of ordinary shares which are not liable to duty at the rate of 1%, such as transfers under which there is no change in beneficial ownership, are not subject to any duty if they contain the appropriate certificate and in the absence of such certificate, attract a fixed duty of €12.50.

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

The transfer by a holder to the depositary or custodian of ordinary shares for deposit in return for ADSs and a transfer of ordinary shares from the depositary or custodian in return for the surrender of ADSs will be stampable at the rate of 1% if the transfer of the ordinary shares relates to a sale or contemplated sale or any other change in the beneficial ownership of the ordinary shares. If, however, the transfer of the ordinary shares is a transfer under which there is no change in the beneficial ownership of the ordinary shares being transferred, the transfer is not subject to any duty if it contains the appropriate certificate and in the absence of such certificate, the transfer attracts a fixed duty of €12.50.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of a gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to interest, penalties and fines.

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

(b)	the ordinary shares or ADSs were part of the former holder’s business assets, for which a permanent establishment was maintained in Germany or a permanent representative was commissioned.

Other Taxes.    If a purchase, sale or other alienation of ordinary shares or ADSs is executed, no German capital transfer, tax, sales tax, stamp duty or similar tax will be incurred.

Real estate transfer tax may be incurred if 95% of the ordinary shares or ADSs are transferred to one shareholder or if there is a unification of 95% of the ordinary shares or ADSs at the level of a shareholder, provided we or one of the Company’s direct or indirect subsidiaries hold German real estate.

F.    Dividends and Paying Agents

Not required.

G.    Statements by Experts

Not required.

H.    Documents on Display

The documents concerning Trintech referred to in this document and required to be made available to the public are available at the Company’s registered offices at Trintech Building, South County Business Park, Leopardstown, Dublin 18, Ireland.

I.    Subsidiary Information

Not required.

Item 11.    Quantitative and Qualitative Disclosure About Market Risk

Interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since the Company’s investments are in short-term instruments and the Company’s available line of credit requires interest payments at variable rates. One of the Company’s foreign subsidiaries has in the past entered into foreign exchange contracts as a hedge against accounts receivable in currencies other than the Irish pound. However, as of January 31, 2003, neither we nor the Company’s subsidiaries were parties to any foreign currency hedging or other derivative financial instruments. Based on the nature and current levels of the Company’s investments and debt, we have concluded that there is no material market risk exposure.

The Company’s investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in the Company’s investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing in only investment-grade securities.

At the year ended January 31, 2003, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

For further discussion of the Company’s market risk, please see Item 5.A “Operating Results—Exposure to Currency Fluctuations”.

Item 12.    Description of Securities Other Than Equity Securities

Not required.

PART II

Item 13.    Defaults, Dividends, Arrearages and Delinquencies

None

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

A.    On March 21, 2000, a two-for-one ADS split became effective resulting in one additional ADS being issued to ADS holders for each ADS held by ADS holders of record. As a result of the stock split, each of the Company’s ordinary shares was represented by two ADSs. On May 24, 2002 the Company effected a one-for-four reverse split of its issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net (loss) per equivalent ADS is therefore calculated using 50% of the weighted average number of ordinary shares outstanding during the period.

B.    Not required.

C.    Not required.

D.    Not required.

E.    Use of Proceeds

The following use of proceeds information relates to the Company’s registration statement on Form F-1 (No. 333-10738) for the initial public offering of 5,887,598 ordinary shares (including the exercise by the underwriters of their over-allotment option), which registration statement was declared effective on September 22, 1999. The aggregate offering price for the Company’s ordinary shares sold pursuant to the offering was approximately US$67.8 million.

We received net proceeds of approximately US$59.5 million from the Company’s initial public offering, including the proceeds from the over-allotment option exercised by the Company’s underwriters (after underwriting discounts of approximately US$4.8 million and transaction expenses of approximately US$3.5 million). None of the transaction expenses included payments to directors, officers, general partners of the Company, persons owning 10% or more of the Company’s equity securities or affiliates of the Company.

From the effective date of the registration statement through January 31, 2003, we used approximately US$7.3 million for the purchase of property and equipment, approximately US$51.5 million for the purchase of Checkline plc, Globeset, Inc. and Sursoft S.A. and US$465,000 to repay short term bank debt.

Deutsche Bank AG, Donaldson, Lufkin & Jenrette Securities Corporation, BancBoston Robertson Stephens Inc. and West LB Panmure Limited were the underwriters for the Company’s initial public offering.

Item 15.    Controls and Procedures

The Company’s Chief Executive Officer, Cyril P. McGuire, and the Company’s Chief Financial Officer, R. Paul Byrne, (the Company’s principal executive officer and principal financial officer, respectively) have concluded, based on their evaluation as of a date within 90 days prior to the filing date of this report, that the Company’s disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-14(c)) are effective to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by Trintech Group PLC in such reports is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of such evaluation.

Item 16.    [RESERVED]

PART III

Item 17.    Financial Statements

Not Applicable. Please see Item 18. Financial Statements.

Item 18.    Financial Statements

Financial documents filed as part of this Form 20-F.

(1)    Financial Statements.    The following Trintech Group PLC Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-31 are herein incorporated by reference.

Report of Independent Auditors

Consolidated Balance Sheets

Consolidated Statement of Operations

Consolidated Statements of Changes in Redeemable Convertible Preference Shares and Shareholders’ Equity (Net Capital Deficiency)

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

(2)    Financial Statement Schedule.    The following financial statement schedule of Trintech Group PLC for the fiscal years ended January 31, 2003, 2002 and 2001 is filed as part of this Form 20-F and should be read in conjunction with the Company’s Consolidated Financial Statements incorporated by reference in Item 18 of this Form 20-F.

SCHEDULE II

TRINTECH GROUP PLC

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Additions charged to costs and expenses	Additions charged to other accounts	Exchange Differences	Deductions	Balance at end of period
		(1)	(2)
	(U.S. dollars in thousands)
Year ended January 31, 2003
Deducted from asset account:
Provisions for bad and doubtful debts	1,036	2,668	—	222	(2,042)	1,884

Year ended January 31, 2002
Deducted from asset account:
Provisions for bad and doubtful debts	1,327	2,079	—	(73)	(2,297)	1,036

Year ended January 31, 2001
Deducted from asset account:
Provisions for bad and doubtful debts	330	1,216	—	(7)	(212)	1,327

Year ended January 31, 2003
Warranty Reserve	397	565	—	60	(397)	625

Year ended January 31, 2002
Warranty Reserve	521	40	—	(34)	(130)	397

Year ended January 31, 2001
Warranty Reserve	556	65	—	(28)	(72)	521

Year ended January 31, 2003
Inventory Provision	540	3,257	—	201	(88)	3,910

Year ended January 31, 2002
Inventory Provision	200	813	—	12	(485)	540

Year ended January 31, 2001
Inventory Provision	281	264	—	(15)	(330)	200

Year ended January 31, 2003
Tax Valuation Allowance	8,243	3,243	2,919	1,458	—	15,863

Year ended January 31, 2002
Tax Valuation Allowance	4,475	4,068	—	(300)	—	8,243

Year ended January 31, 2001
Tax Valuation Allowance	3,305	1,090	—	80	—	4,475

(1)	In relation to additions charged to cost and expenses, the change in valuation allowance is principally due to the change in deferred tax assets.
(2)	In relation to additions charged to other accounts, the adjustment is due to the cumulative movement in the tax value of disqualifying dispositions.

Schedules not listed above have been omitted because the information required to be described in the schedules is not applicable or is shown in the financial statements.

Item 19.    Exhibits

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of Trintech Group PLC, as amended, dated July 12, 2002

2.1	Specimen of Ordinary Share Certificate (filed as Exhibit 4.1 to Trintech’s Registration Statement on Form F-1 (File No. 333-1078) and incorporated herein by reference)

2.2

Form of Depositary Agreement among Trintech Group Limited, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) dated as of September 27, 1999, as amended on March 16, 2000 (filed as Exhibit 4.2 to Trintech’s Registration Statement on Form F-1 (File No. 333-32762) and incorporated herein by reference)

4.1	1990 Trintech Group Limited Share Option Scheme (filed as Exhibit 10.1 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.2	1997 Trintech Group Limited Share Option Scheme, as amended, dated as of July 12, 2002

4.3

1998 Trintech Group Limited Directors and Consultants Share Option Scheme, as amended, dated as of July 12, 2002 (filed as Exhibit 4.3 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated by reference).

4.4	1999 Employee Share Purchase Plan (filed as Exhibit 10.4 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.5	[Reserved]

4.6	[Reserved]

4.7	[Reserved]

4.8

Credit Agreement between Trintech Group of Companies and The Bank of Ireland dated November 12, 1997 (filed as Exhibit 10.14 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.9	1999 U.S. Share Purchase Plan (filed as Exhibit 10.10 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.10

Debenture between Trintech Group Limited and The Bank of Ireland dated April 23, 1998 (filed as Exhibit 10.15 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.11

Lease Agreement between John McGuire, Cyril McGuire and Trintech Group Limited dated August 10, 2001 (filed as Exhibit 4.11 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated herein by reference).

4.12

Lease Agreement between 5 Independence Associates Limited Partnership and Trintech, Inc. dated April 30, 1998 (filed as Exhibit 10.22 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.13

Amendment No. 1 to Lease Agreement between 5 Independence Associates Limited Partnership and Trintech, Inc. dated August 4, 1998 (filed as Exhibit 10.23 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.14

Guaranty Agreement between 5 Independence Associates Limited Partnership and Trintech Holdings Limited dated April 1998 (filed as Exhibit 10.24 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.15

Office Lease Agreement between Sherlon Investments Corp. and Trintech, Inc. dated December 12, 1997 (filed as Exhibit 10.25 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.16

Lease Agreement between Service Life & Casualty Ins. Co. and Trintech, Inc. dated January 5, 1999 (filed as Exhibit 10.27 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.17

Lease Agreement between Lincoln Bascom Office Center and Trintech, Inc. dated March 19, 1996 (filed as Exhibit 10.28 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.18

First Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated April 1, 1997 (filed as Exhibit 10.29 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

Exhibit Number		Description of Document

4.19

First Amendment to Office Lease Agreement between Sherlon Investments Corp and Trintech, Inc. dated February 10, 1999 (filed as Exhibit 10.30 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.20

Second Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated May 4, 1998 (filed as Exhibit 10.31 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.21

Third Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated May 21, 1998 (filed as Exhibit 10.32 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.22

Lease Agreement between Trintech, Inc. and Peninsula Office Park Associates, L.P. dated May 28, 1999 (filed as Exhibit 4.22 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) and incorporated herein by reference)

4.23

First Amendment to the Lease between Trintech, Inc. and Peninsula Office Park Associates, L.P. dated November 1, 1999 (filed as Exhibit 4.23 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) and incorporated herein by reference)

4.24

Asset Purchase Agreement by and among Trintech Technologies Limited, Maria Sanchez and Eduardo Spangenberg, dated as of September 12, 2000 (filed as Exhibit 4.24 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.25

Form of Indemnification Agreement between Trintech, Inc. and its directors and officers dated September 1999 (filed as Exhibit 10.5 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.26

Supply Agreement between Keltek Electronics Limited and Trintech Group Limited dated August 17, 1998 (filed as Exhibit 10.20 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.27

Grant to Trintech Manufacturing Limited from Enterprise Ireland dated December 3, 1996 (filed as Exhibit 10.33 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.28

Grant to Trintech Manufacturing Limited from Enterprise Ireland dated December 3, 1996 (filed as Exhibit 10.34 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.29

Grant to Trintech Manufacturing Limited from Enterprise Ireland dated October 13, 1997 (filed as Exhibit 10.35 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.30

Grant to Trintech Manufacturing Limited from Enterprise Ireland dated October 13, 1997 (filed as Exhibit 10.36 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.31

Software Source Code License Agreement between RSA Data Security, Inc. and Trintech Manufacturing Ltd. Dated March 31, 1998 (filed as Exhibit 10.16 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.32	†

Marketing Agreement between RSA Data Security, Inc. and Trintech Manufacturing Ltd. Dated March 31, 1998 (filed as Exhibit 10.17 to Trintech’s Registration Statement on Form F-1 (File No. 333-32762) and incorporated herein by reference)

4.33	†

Agreement between Visa International and Trintech Group Limited dated August 27, 1998 (filed as Exhibit 10.18 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.34

Marketing Agreement between SAP Aktiengesellschaft and Trintech Group Limited dated November 19, 1998 (filed as Exhibit 10.5 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.35	†

Development and Marketing Agreement between Trintech Group and Visa International Service Association dated March 26, 1999 (filed as Exhibit 10.37 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.36	†

License Agreement between Trintech, Inc. and Visa U.S.A., Inc. dated May 12, 1999 (filed as Exhibit 10.38 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.37

Master Joint Marketing Agreement between Trintech, Inc. and Compaq Computer Corporation dated March 17, 1999 (filed as Exhibit 10.39 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.38

Exceptis Technologies Limited Share Option Scheme, adopted on July 14, 2000 (filed as Exhibit 4.38 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.39

Sale and Purchase Agreement by and between Trintech Group PLC and Exceptis Technologies Limited, dated November 2000 (filed as Exhibit 4.39 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

Exhibit Number	Description of Document

4.40

Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Globeset, Inc. (filed as Exhibit 4.40 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.41

Sale and Purchase Agreement by and between Suresh Mirpuri and Trintech Group PLC, dated August 24, 2000 (filed as Exhibit 4.41 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.42

Line of Credit Agreement between Trintech Group PLC and The Bank of Ireland dated April 05, 2002 (filed as Exhibit 4.42 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated herein by reference)

8.1	Subsidiaries of Trintech Group PLC (See page 30 of this Form 20-F)

10.1	Consent of Ernst & Young

12.1	Section 906 Certification (under the Sarbanes-Oxley Act 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code ))

†	Documents for which confidential treatment has been previously granted.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC (Registrant)

By:	/s/ R. PAUL BYRNE
R. Paul Byrne Chief Financial Officer

Date May 1, 2003

CERTIFICATIONS

I, Cyril P McGuire, certify that:

1.    I have reviewed this annual report on Form 20-F of Trintech Group PLC;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

2.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

3.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.    evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.    presented in this annual report the Company’s conclusions about the effectiveness of the disclosure controls and procedures based on the Company’s evaluation as of the Evaluation Date;

4.    The registrant’s other certifying officers and I have disclosed, based on the Company’s most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

5.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of the Company’s most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 1, 2003

/s/ CYRIL P. MCGUIRE
Cyril P. McGuire Chief Executive Officer

CERTIFICATIONS

I, R. Paul Byrne, certify that:

1.    I have reviewed this annual report on Form 20-F of Trintech Group PLC;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.    evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.    presented in this annual report the Company’s conclusions about the effectiveness of the disclosure controls and procedures based on the Company’s evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officers and I have disclosed, based on the Company’s most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of the Company’s most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 1, 2003

/s/ R. PAUL BYRNE
R. Paul Byrne Chief Financial Officer

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

OF TRINTECH GROUP PLC

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Trintech Group PLC

We have audited the accompanying consolidated balance sheets of Trintech Group PLC and subsidiaries as of January 31, 2002 and 2003, and the related consolidated statements of operations, changes in redeemable convertible preference shares and shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2003. The Company’s audits also included the financial statement schedules listed at Item 18. These financial statements and financial statement schedules are the responsibility of the Company’s management. The Company’s responsibility is to express an opinion on these financial statements and financial statement schedules based on the Company’s audits.

We conducted the Company’s audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the Company’s audits provide a reasonable basis for the Company’s opinion.

In the Company’s opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trintech Group PLC and its subsidiaries at January 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States. Also in the Company’s opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for amortization of goodwill.

ERNST & YOUNG

Dublin, Ireland

February 25, 2003

TRINTECH GROUP PLC

CONSOLIDATED BALANCE SHEETS

(U.S dollars in thousands, except share and per share data)

	Year ended January 31,
	2002	2003
ASSETS
Current assets
Cash and cash equivalents	$6,750	$42,559
Restricted cash (note 6)	5,369	3,132
Marketable securities (note 2)	47,976	—
Accounts receivable, net of allowance for doubtful accounts of $1,036 and $1,884	15,725	10,085
Inventories (note 4)	3,455	3,077
Value added taxes	533	617
Prepaid expenses and other assets	3,523	2,665

Total current assets	83,331	62,135
Property and equipment, net (notes 7 and 8)	5,386	1,674
Other non-current assets, net (note 9)	15,540	3,095
Goodwill, net (note 20)	19,001	6,609

Total assets	$123,258	$73,513

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$5,972	$4,130
Accrued payroll and related expenses	3,339	2,439
Other accrued liabilities (notes 6 and 10)	10,651	10,602
Value added taxes	409	365
Warranty reserve	397	625
Deferred revenue	7,977	8,394

Total current liabilities	28,745	26,555

Non-current liabilities
Capital lease due after more than one year (note 7)	291	343
Government grants repayable and related loans (note 16)	404	137
Deferred consideration	1,350	475
Provision for lease abandonment (note 6)	2,037	920

Total non-current liabilities	4,082	1,875

Series B preference shares, $0.0027 par value: 10,000,000 authorized at January 31, 2002 and 2003 respectively None issued and outstanding	—	—
Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 30,521,760 and 30,523,413 shares issued and outstanding at January 31, 2002 and 2003, respectively	82	83
Additional paid-in capital	245,595	245,622
Treasury shares (115,294 shares)	—	(140)
Accumulated deficit	(154,196)	(199,015)
Deferred stock compensation	(132)	(34)
Accumulated other comprehensive loss	(918)	(1,433)

Total shareholders’ equity	90,431	45,083

Total liabilities and shareholders’ equity	$123,258	$73,513

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended January 31,
	2001	2002	2003
Revenue:
Product	$22,288	$26,104	$9,165
License	20,612	30,240	22,418
Service	6,140	11,997	11,273

Total revenue	49,040	68,341	42,856

Cost of revenue:
Product	15,110	19,476	11,148
License	6,718	10,448	9,248
Service	4,787	8,681	8,456

Total cost of revenue	26,615	38,605	28,852

Gross margin	22,425	29,736	14,004
Operating expenses:
Research and development	19,601	20,597	10,349
Sales and marketing	16,955	18,719	10,297
General and administrative	12,485	17,891	15,354
Restructuring charge (note 21)	—	5,320	4,270
Amortization of goodwill	6,330	27,806	—
Amortization of purchased intangible assets	671	3,899	2,573
Impairment of goodwill (note 20)	—	36,540	12,849
Impairment of purchased intangible assets (note 9)	—	1,562	3,686
Adjustment of acquisition liabilities (note 19)	—	—	804
Stock compensation	5,279	840	20

Total operating expenses	61,321	133,174	60,202

Income (loss) from operations	(38,896)	(103,438)	(46,198)
Interest income, net	6,855	2,961	716
Exchange (loss) gain, net	(149)	523	771

Income (loss) before provision for income taxes	(32,190)	(99,954)	(44,711)
Provision for income taxes (note 14)	(382)	(85)	(108)

Net Income (loss)	$(32,572)	$(100,039)	$(44,819)

Basic net income (loss) per Ordinary Share	$(1.18)	$(3.30)	$(1.47)

Shares used in computing basic net income (loss) per Ordinary Share	27,704,705	30,341,559	30,559,410

Diluted net income (loss) per Ordinary Share	$(1.18)	$(3.30)	$(1.47)

Shares used in computing diluted net income (loss) per Ordinary Share	27,704,705	30,341,559	30,559,410

Basic net income (loss) per equivalent ADS	$(2.35)	$(6.59)	$(2.93)

Diluted net income (loss) per equivalent ADS	$(2.35)	$(6.59)	$(2.93)

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Treasury Shares	Accumulated Deficit	Deferred Stock Compensation	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity (net capital deficiency)
Balance at January 31, 2000	25,140,722	$71	$84,286	$—	$(21,585)	$—	$(1,656)	$61,116
Issuance of Ordinary Shares on exercise of options (a)	389,392	1	1,887	—	—	—	—	1,888
Issuance of Ordinary Shares on exercise of warrants	250,000	1	1,499	—	—	—	—	1,500
Issuance of Ordinary Shares for cash	2,782,800	5	107,218	—	—	—	—	107,223
Issuance of Ordinary Shares as a result of the acquisition of Checkline	601,036	1	28,999	—	—	—	—	29,000
Issuance of Ordinary Shares as a result of the acquisition of Exceptis	866,775	2	15,600	—	—	—	—	15,602
Fair value of options issued in connection with Exceptis acquisition	—	—	433	—	—	—	—	433
Expenses of share issues	—	—	(2,692)	—	—	—	—	(2,692)
Deferred compensation related to unvested options assumed	—	—	—	—	—	(281)	—	(281)
Amortization of deferred compensation	—	—	—	—	—	35	—	35
Stock compensation	—	—	5,244	—	—	—	—	5,244
Net loss	—	—	—	—	(32,572)	—	—	(32,572)
Currency translation adjustment	—	—	—	—	—	—	864	864

Comprehensive (loss)	—	—	—	—	—	—	—	(31,708)

Balance at January 31, 2001	30,030,725	81	242,474	—	(54,157)	(246)	(792)	187,360

Issuance of Ordinary Shares on exercise of options (a)	362,199	1	819	—	—	—	—	820
Issuance of Ordinary Shares for cash	128,836	0	1,681	—	—	—	—	1,681
Expenses of share issues	—	—	(105)	—	—	—	—	(105)
Reversal of deferred compensation related to the expiry of unvested options assumed	—	—	(39)	—	—	39	—	—
Amortization of deferred compensation	—	—	—	—	—	75	—	75
Stock compensation	—	—	765	—	—	—	—	765
Net loss	—	—	—	—	(100,039)	—	—	(100,039)
Currency translation adjustment	—	—	—	—	—	—	(126)	(126)
	—	—		—
Comprehensive (loss)	—	—	—	—	—	—	—	(100,165)

Balance at January 31, 2002	30,521,760	82	245,595	—	(154,196)	(132)	(918)	90,431

Issuance of Ordinary Shares on exercise of options (a)	27,378	0	20	—	—	—	—	20
Issuance of Ordinary Shares for cash (note 13)	89,569	1	104	—	—	—	—	105
Expenses of share issues	—	—	(19)	—	—	—	—	(19)
Purchase of treasury shares	(115,294)	—	—	(140)	—	—	—	(140)
Reversal of deferred compensation related to the expiry of unvested options assumed	—	—	(78)	—	—	78	—	—
Amortization of deferred compensation	—	—	—	—	—	20	—	20
Net loss	—	—	—	—	(44,819)	—	—	(44,819)
Currency translation adjustment	—	—	—	—	—	—	(515)	(515)

Comprehensive (loss)	—	—	—	—	—	—	—	(45,334)

Balance at January 31, 2003	30,523,413	$83	$245,622	$(140)	$(199,015)	$(34)	$(1,433)	$45,083

(a)	See note 13 to these statements

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended January 31,
	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$(32,572)	$(100,039)	$(44,819)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation, amortization and impairment	11,234	77,650	29,461
Stock compensation	5,279	840	22
(Profit) on marketable securities	(5,966)	(2,309)	(569)
Purchase of marketable securities	(1,182,475)	(417,972)	(206,867)
Sale of marketable securities	1,149,883	459,693	255,412
Effect of changes in foreign currency exchange rates	1,677	(362)	(1,779)
Changes in operating assets and liabilities:
(Additions to) reductions from restricted cash deposits	(1,934)	(1,747)	2,237
Inventories	(581)	(2,015)	1,528
Accounts receivable	(7,585)	2,401	7,240
Prepaid expenses and other assets	(3,278)	1,754	1,211
Value added tax receivable	(75)	(277)	(10)
Accounts payable	743	(1,344)	(2,836)
Accrued payroll and related expenses	861	1,135	(1,193)
Deferred revenues	1,150	(3,233)	(229)
Value added tax payable	573	(689)	(67)
Warranty reserve	(7)	(89)	136
Government grants repayable and related loans	(319)	(450)	—
Other accrued liabilities	3,950	(461)	(547)

Net cash (used in) provided by operating activities	(59,442)	12,486	38,331

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,744)	(2,849)	(283)
Sale of property and equipment	17	—	—
Payments relating to acquisitions	(40,752)	(18,637)	(2,270)

Net cash used in investing activities	(44,479)	(21,486)	(2,553)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(334)	(542)	(443)
Issuance of ordinary shares	110,611	2,501	123
Purchase of treasury shares	—	—	(140)
Expenses of share issue	(2,692)	(105)	(19)
Repayments under bank overdraft facility	(465)	—	—

Net cash provided by (used in) financing activities	107,120	1,854	(479)

Net increase (decrease) in cash and cash equivalents	3,199	(7,146)	35,299
Effect of exchange rate changes on cash and cash equivalents	(23)	(142)	510
Cash and cash equivalents at beginning of period	10,862	14,038	6,750

Cash and cash equivalents at end of period	$14,038	$6,750	$42,559

Supplemental disclosure of cash flow information:
Interest paid	$50	$72	$53

Taxes paid	$66	$102	$339

Supplemental disclosure of non-cash flow information:
Acquisition of property and equipment under capital leases	$799	$—	$331

Non cash element of consideration for Checkline and Exceptis	$45,035	$—	$—

See accompanying notes

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Organization

Trintech Group PLC is organized as a public limited company under the laws of Ireland. Trintech Group PLC and its wholly-owned subsidiaries (collectively, the “Company”) operate in two market segments: electronic PoS systems that securely process card-payment transactions in a physical point-of-sale (“PoS”) environment and e-payment software products that enable the secure processing, accounting and reconciliation and settlement of on-line card-payment transactions over private and public networks, including the Internet. The Company also provides related development and professional services, including project management, implementation and training services. The Company’s major customers, based on revenues earned, are banks and other financial transaction processors in the USA, Germany and other European countries.

On May 24, 2002 the Company effected a one-for-four reverse split of its issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net (loss) per equivalent ADS is therefore calculated using 50% of the weighted average number of ordinary shares outstanding during the period. All amounts shown per equivalent ADS have been retroactively adjusted to give effect to the reverse split.

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

Vulnerabilities due to Certain Concentrations

A small number of customers have historically accounted for a significant portion of the Company’s revenues. The loss of any of the Company’s major customers or delays in orders by any such customers could have a material adverse effect on the Company’s business and results of operations.

The Company uses one manufacturer for its PoS system products. While the Company has alternative manufacturing sources, if the manufacturer increased cost or ceased manufacturing the Company may not be able to rapidly obtain alternative capacity at a comparable price. Failure to obtain an adequate supply of products on a timely basis would delay product delivery to customers, which may have a material adverse effect on the Company’s business and results of operations.

Companies Acts, 1963 to 2001

The financial information relating to Trintech Group PLC and its subsidiaries included in this document does not comprise statutory financial statements as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to the Company’s annual return lodged with the Registrar of Companies. The auditors have made reports without qualification under Section 193 of the Irish Companies Act, 1990 in respect of all such financial statements. A copy of the group statutory financial statements for the years ended January 31, 2001 and 2002 were annexed to the relevant annual returns, which were filed in October 2001 and October 2002, respectively. A copy of the group statutory financial statements for the year ended January 31, 2003 will be annexed to the relevant annual return which will be filed after the Company’s AGM in 2003.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Translation of Financial Statements of Foreign Entities

The Euro (€) is the functional currency of the Company and the Company’s subsidiaries in Ireland and Germany. The US dollar (US$) is the functional currency of the Company’s subsidiaries in the United States, Uruguay and the Cayman Islands. The United Kingdom pound sterling (Stg£) is the functional currency of the Company’s UK subsidiaries. Transaction gains or losses arising on changes in the exchange rates between functional currencies and foreign currencies are included in net income (loss) for the period.

The Company’s assets and liabilities are translated to US dollars, the reporting currency, at the exchange rate at the balance sheet date. Revenues, costs and expenses are translated to US dollars at average rates of exchange prevailing during the periods. Translation adjustments arising are reported as a component of shareholders’ equity. On June 30, 2002 after a transition period of six months, the Irish pound and the Deutsche mark ceased to be legal currencies of Ireland and Germany and were replaced by the Euro. From that date the functional currencies of the Company, its Irish subsidiaries and its German subsidiary ceased to be the Irish pound and Deutsche mark respectively and became the Euro. The financial statements of all of the entities affected for all periods presented by the Euro have been retranslated to Euro before translation to the U.S. Dollar, the reporting currency, using the fixed exchange rates between the Irish pound or Deutsche mark and the Euro and depict the same trends as would have been presented if the entities concerned had continued to present financial statements in the currencies that were previously used.

Revenue Recognition

The Company’s revenue is derived from product sales, license fees and charges for services.

Revenue is recognized on product sales when persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectibility is probable.

The Company recognizes license revenue in accordance with the Securities and Exchange Commissions Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. For license arrangements that do not require significant modification or customization of the software, we recognize license revenue when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable.

If the license fee due from the customer is not fixed or determinable, revenue is recognized as payment becomes due, assuming all other revenue recognition criteria have been met. The company considers arrangements with payment terms extending beyond one year not to be fixed or determinable and revenue is recognized as payments become due from the customer. If collection of the fees from the customer is not considered probable, revenue is recognized when the fee is collected. Revenue arrangements with resellers are recognized, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company’s determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (VSOE). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. Revenue allocated to maintenance and

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

support is recognized ratably over the maintenance term, typically one year. Revenue allocated to implementation, training and other service elements is recognized as the services are performed.

Service revenue is derived mainly from customization, implementation and training services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided. Where contracts for services extend over a number of accounting periods and are not being provided on a time and materials basis, the revenue is accounted for in conformity with the percentage-of-completion contract accounting method. Percentage-of-completion is measured using either output measures, primarily arrangement milestones where such milestones indicate progress to completion, or input measures using the allocation of time spent to date as a proportion of total time allocated to the contract.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. If the Company provides services that are considered essential to the functionality of the software products, both the license revenue and the service revenue are recognized in accordance with the provisions of the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.

The Company’s customers include a supplier from whom the Company has purchased goods and services for the Company’s operations at or about the same time the Company has licensed its software to that organization (a “concurrent transaction”). Concurrent transactions are separately negotiated and recorded at terms the Company considers to be arm’s-length. During the year ended January 31, 2002, the Company recognized US$900,000 of software license revenues from concurrent transactions. There was no software license revenue recognized from concurrent transactions during fiscal 2003.

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

Marketable Securities

Marketable securities consist of commercial paper, corporate bonds and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, the Company invests in high grade marketable securities. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and unrealized holding gains and losses are reflected in earnings.

Research and Development

Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards Number 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through January 31, 2003, all research and development costs have been expensed.

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

On November 13, 2001, the Company acquired VeriFone’s secure payment infrastructure and Internet payment ePS product line, for total consideration of US$3.4 million. The technology is a complete e-commerce payment management solution aimed at large retailers, financial institutions, network operators and other multiple service providers. The acquisition was accounted for under the purchase method of accounting. The total purchase costs of US$3.4 million, comprising the net cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets, purchased technology of US$2.0 million and acquired customer base of US$1.0 million, and goodwill of US$459,000. During January 2003, the Company recognized other non-current asset impairments of US$1.7 million in relation to the ePS product, equivalent to the carrying value of the assets, which reduced the carrying value of the assets to nil.

Other Non-current Assets

Other non-current assets represent costs of technology which have reached technological feasibility, the fair value at date of acquisition of an assembled workforce, an acquired customer base and non-compete covenants related to the Company’s acquisitions as described in Note 19. The costs of technology have been capitalized and will be written off over their useful economic lives in accordance with SFAS 86. The remaining cost associated with the non-current assets will be written off over five years. Amortization expense for the years ended January 31, 2001, 2002 and 2003, was US$1,820,000, US$8,361,000 and US$7,292,000 respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in various business acquisitions as described in Note 19. Amortization expense was US$6,330,000 and US$27,806,000 for the years ended January 31, 2001 and 2002 respectively. Beginning February 1, 2002, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, the Company no longer amortizes goodwill but tests it at least annually for impairment. On adoption, the Company reclassified the net carrying amount of assembled workforce of US$1.5 million from other non-current assets to goodwill. There was no impairment of goodwill upon adoption of SFAS No. 142.

Impairment of Non-current Assets and Goodwill

The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS 142 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 17, (APB 17), “Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Factors the Company considers important which could trigger an impairment review include, but are not limited to, significant under performance relative to historical or expected operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, a significant decline in the Company’s stock price for a sustained period, and the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company measures any impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

The Company recognized other non-current asset impairments, principally a non compete covenant and purchased technology, of US$1,562,000 and US$3,686,000 and goodwill impairments of US$36,540,000 and US$12,849,000 for the years ended January 31, 2002 and 2003 respectively.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of the assets as follows:

Motor vehicles, computer and office equipment, fixtures and fittings	3 years

During January 2003, the Company recorded a charge in connection with the write down of fixed assets of approximately US$1.4 million relating to fixed assets no longer in use.

Net Income (Loss) per Ordinary Share

Basic and diluted loss per share is calculated using net income (loss) divided by the weighted average number of ordinary shares outstanding for the period. Diluted net income (loss) per share is the same as basic income (loss) per ordinary share in the periods presented in the accompanying consolidated statements of operations because loss from operations is the “control number” in determining whether potential ordinary shares are included in the calculation. Consequently, the impact of including potential ordinary shares was dilutive to loss per share, and therefore was excluded from the calculation.

Basic and diluted loss per share is calculated in accordance with statement of Financial Accounting Standards No. 128 “Earnings per Share” (“SFAS 128”).

Concentration of Credit Risk

The Company sells its products primarily to banks and financial transaction processors throughout the world. While a small number of customers have historically accounted for a significant portion of the Company’s revenue, management believes that these customers are credit worthy and, accordingly, minimal credit risk exists with respect to these customers. The Company performs ongoing credit evaluations on its customers and maintains reserves for potential credit losses. Generally such losses have been within management’s expectations. In the third quarter of fiscal 2002, the Company recorded a US$1.25 million restructuring charge related to the restructuring of the UK business. The charge was primarily a write down of receivables. The Company had an allowance for doubtful accounts of approximately US$1,036,000 and US$1,884,000 at January 31, 2002 and 2003 respectively. The Company generally requires no collateral from its customers.

The Company invests its excess cash in low-risk, short-term deposit accounts with high credit-quality banks in the United States, Germany and Ireland. At January 31, 2003, US$45,691,000 was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employment Grants

Employment grants are credited to the income statement when earned and offset against the related payroll expense in two equal installments, the first on the creation of the job, and the second six months following the creation of the job.

Marketing Grants and related loans

Marketing grants and related loans received are accounted for in accordance with the terms of the agreement for the specific grant/loan. This is either as a 50% offset against the relevant expenditure on developing an overseas market and a 50% loan to be repaid at rates linked to future revenues earned in the related markets, or as a 100% loan to be repaid at rates linked to future revenues earned in the related markets. All loan amounts are credited to a balance sheet liability account as the Company believes they will have to be repaid in the future. The Company repaid approximately US$395,000 in relation to these loans in March 2003.

Accounting for Income Taxes

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

Stock Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost is deferred and charged to expense ratably over the vesting period (generally four years).

Where shares are issued at less than fair market value, the excess of the fair market value over the amount the employee must pay to acquire the shares is charged to expense as stock compensation and credited to additional paid-in capital.

In September 1999, in connection with the appointment of the Chief Operating Officer, the Company issued 20,000 options at less than the fair market value at the date of grant. The options vested equally in January 2001 and January 2002. For the years ended January 31, 2001 and 2002, the Company recognized compensation expense of US$100,000 in each year.

The Company has followed the provisions of FASB Statement Number 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, in accounting for warrants and options issued to non-employees. The Company has adopted the fair value method as prescribed by SFAS 123 in determining the fair value of the warrants and options issued and the resultant compensation expense. The Company has recognized compensation expense of US$5,144,000, US$665,000 and US$nil during the years ended January 31, 2001, 2002 and 2003, respectively, in respect of options issued to non-employees. In May 2000, the Company revised these option grants to be immediately exercisable so that in future periods the non-cash compensation charge was fixed on a quarterly basis.

In November 2000, in connection with the acquisition of Exceptis, the Company exchanged unvested options in that entity for Trintech options. The Company recorded US$35,000, US$75,000 and US$20,000 in stock compensation related to these options in the years ended January 31, 2001, 2002 and 2003, respectively.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). This statement amends SFAS Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and of the effect of the method used on reported results. The provisions of SFAS 148 are effective in fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. As of January 31, 2003, the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation.

Pro forma information regarding net income is required by FASB Statement Number 123, “Accounting for Stock-Based Compensation”, (“SFAS 123”), and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2001, 2002 and 2003: risk free interest rate of 5%, 4% and 3% respectively; dividend yields of 0%; volatility factors of the expected market price of the Company’s ordinary shares of 0.5 in fiscal 2001, 1.0 for fiscal 2002 and 1.1 for fiscal 2003, and a weighted-average expected life of the options of four years for fiscal 2001, 2002 and 2003.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows for the years ended January 31 (in thousands of U.S. dollars):

	Year ended January 31,
	2001	2002	2003
Net income (loss), as reported	$(32,572)	$(100,039)	$(44,819)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	135	175	20
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,586)	(4,913)	(4,866)

Pro forma net income (loss)	$(37,023)	$(104,777)	$(49,665)

Earnings (loss) per share:
Basic and diluted—as reported	$(1.18)	$(3.30)	$(1.47)
Basic and diluted—pro forma	$(1.34)	$(3.45)	$(1.63)

Advertising and Promotion Expense

All costs associated with advertising are expensed as incurred. Advertising and promotion expense was US$1,438,000, US$1,539,000 and US$625,000 for the years ended January 31, 2001, 2002 and 2003, respectively.

Inventories

Inventories are stated at the lower of cost or market value. During the year ended January 2003, the Company recorded exceptional provisions for the loss in net realizable value for excess inventory of US$3.0 million, a consequence of the weaker than expected demand from the German retail sector.

Warranty Reserves

The Company maintains reserves for future warranty claims arising from past sales of product. The Company makes provision for such costs when revenue is recorded from product sales.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets”. SFAS No. 143 addresses financial accounting and reporting for the retirement obligation of an asset. This statement states that companies should recognize the asset retirement cost, at its fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. The adoption of this Statement is not expected to have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

In August 2001, the FASB, issued SFAS, No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The Statement was effective for fiscal years beginning after December 15, 2001. The adoption of this Statement did not have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

In November 2001, the Emerging Issues Task Force finalized Issue No. 01-09, “Accounting for consideration given by a vendor to a customer (including a reseller of the vendor’s products)”, which states, among other provisions, that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price and, therefore, should be characterized as a reduction in revenue. That presumption may be overcome upon meeting certain conditions, in which case the consideration should be characterized as a cost. The adoption of the provisions of Issue No. 01-09 did not have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities”. This statement addresses the recognition, measurement and reporting of costs associated with exit and disposal activities. SFAS No. 146 is applicable to restructuring activities and costs related to terminating a contract that is not a capital lease and to one time benefit arrangements received by employees who are involuntarily terminated. SFAS No. 146 supercedes EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. Under SFAS No. 146 the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the Company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Previously issued financial statements will not be restated. The provisions of EITF Issue No. 94-3 will continue to apply for exit plans initiated prior to the adoption of SFAS No. 146. Adoption of this standard is expected to impact the timing of recognition of costs if any further restructuring plans are initiated and implemented.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (SFAS 148). This statement amends SFAS Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and of the effect of the method used on reported results. The provisions of SFAS 148 are effective in fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. As of January 31, 2003, the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, (“FIN 45”). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Company is required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate that the adoption will have a material effect on the Company’s financial position, results of operations or cash flows. The disclosure requirements are required to and have been adopted by the Company as of January 31, 2003.

In January 2003, the Financial Accounting Standards Board issued Interpretations No. 46, “Consolidation of Variable Interest Entities”, (“FIN 46”). This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective February 1, 2003 for variable interest entities created after January 31, 2003, and July 31, 2003 for variable interest entities created prior to February 1, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on its financial position, results of operations or cash flows.

2.	Marketable Securities

Marketable securities are considered to be trading securities per SFAS 115 and are carried on the balance sheet at their market value. At January 31, 2003, the Company had no marketable securities.

	As of January 31, 2002
	Cost	Unrealized Gain	Market Value
	(U.S. dollars in thousands)
U.S. Government Agency Securities	$20,217	$8	$20,225
Corporate bonds	27,698	53	27,751

Total	$47,915	$61	$47,976

The change in unrealized gains (losses) included in net income (loss) is as follows:

	Year ended January 31,
	2001	2002	2003
	(U.S. dollars in thousands)
Unrealized gain at beginning of year	$325	$265	$61
Included in income (loss) for the year	(60)	(204)	(61)

Unrealized gain at end of year	$265	$61	$—

3.	Revolving Credit Facility: Bank Overdraft Facility and Overdrafts

The Company has an unsecured overdraft facility of €2.5 million (approximately US$2.7 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 3.41% as at January 31, 2003. As of January 31, 2003 there was US$nil outstanding under the facility. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand.

4.	Inventories

	Year ended January 31,
	2002	2003
	(U.S. dollars in thousands)
Raw materials	$223	$172
Finished goods	3,232	2,905

Total	$3,455	$3,077

During the year ended January 2003, the Company recorded exceptional provisions for loss in net realizable value for excess inventory of US$3.0 million, a consequence of the weaker than expected demand from the German retail sector.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	Foreign Exchange Contracts and Fair Value of Financial Instruments

At January 31, 2002 and 2003, the Company had no Foreign Exchange contracts.

	Year ended January 31,
	2002		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non Derivatives
Cash and cash equivalents	$6,750	$6,750	$42,559	$42,559
Restricted cash	$5,369	$5,369	$3,132	$3,132
Marketable securities trading	$47,976	$47,976	$—	$—

The carrying amounts in the table are included in the statements of financial position under the indicated captions.

6.	Operating Lease Commitments

The Company’s significant operating leases are for the premises in Dublin, Ireland; Frankfurt, Germany; San Mateo, California; Dallas, Texas; and London, United Kingdom. In Dublin, the Company leases its corporate headquarters from Cyril McGuire, an officer and director of the Company, and John McGuire, a significant shareholder. These facilities are held under two leases expiring in 2023 and 2025, with rent reviews every five years and options to exit in 2007 and 2009, respectively. The rent paid by the company was determined after completion of a survey of the rental market, and the terms of the lease are no less favorable than those that could be obtained in arm’s-length transactions. The Frankfurt facility lease expires in 2004. The San Mateo facility is under a 5 year lease which expires in 2004. The Dallas facility is under a seven year lease which expires in 2006. The London facility is under a five year lease which expires in 2005. Rent expense, which does not include the expense for facilities that the Company does not occupy was approximately, US$1,742,000, US$2,796,000 and US$2,206,000 for the years ended January 31, 2001, 2002, and 2003, respectively. For the year ended January 31, 2003, lease abandonment costs totaled US$1.5 million.

In December 2002, the Company agreed a lease termination settlement of approximately US$2.1 million relating to the Company’s Austin facility, which was under a ten year lease due to expire in 2010. Deferred lease termination payments of US$1.5 million relating to this termination are included in Other Accrued Liabilities. As a result of the termination, the Company reduced Other Accrued Liabilities and the total consideration relating to the Company’s Globeset acquisition, by approximately US$1.0 million. Prior to the termination, future minimum lease payments relating to the Company’s Austin facility, net of sublease income, totaled approximately US$8.6 million. Under the terms of the lease agreement, the Company was required to provide security deposits in the form of a letter of credit of approximately US$2.5 million. As of January 31, 2003 the letter of credit was in the process of being terminated and the deposits are classified as restricted cash on the Consolidated Balance Sheets.

Under the terms of the lease agreements for the San Mateo and Dallas premises, the Company is required to provide security deposits in the form of a letter of credit for US$161,000 and US$182,000, respectively, through the term of the respective leases. The amount of the letters of credit issued is guaranteed with certificates of deposit, maintained with the issuing bank as security, and are classified as restricted cash on the Consolidated Balance Sheets.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating lease payments in the table below represent future minimum payments for all properties currently leased by the Company, including abandoned properties. Future minimum payments for abandoned properties total US$4.9 million at January 31, 2003. The Company has provisions for abandonments of approximately US$1.7 million in relation to these leases. The estimated costs of abandoning these leased facilities, including estimated costs to sublease, were based on market information trend analyses.

	Future Minimum Lease Payments	Future Sublease Income
Year ending January 31,	(U.S. dollars in thousands)
2004	$3,475	$266
2005	2,972	35
2006	2,481	11
2007	2,166	—
2008	1,334	—
Thereafter	3,836	—

Total minimum lease payments outstanding	$16,264	$312

Provisions for abandonments relating to future minimum lease payments of US$763,000 are included in other accrued liabilities for the year ended January 31, 2003. Provisions for abandonments relating to future minimum lease payments of US$586,000 and US$334,000 are included in provision for lease abandonments for the years ending January 31, 2004 and 2005, respectively.

7.	Capital Leases

The following is an analysis of the property acquired under capital leases, and included in property and equipment, by major classes:

	Asset balances at January 31,
	2002	2003
	(U.S. dollars in thousands)
Computers and office equipment	$1,589	$1,862
Motor vehicles	124	149
Fixtures and fittings	101	—

Total cost	1,814	2,011
Accumulated depreciation	(1,133)	(1,399)

Total, net	$681	$612

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of January 31, 2003 (U.S. dollars in thousands):

Year ending January 31,
2004	$349
2005	313
2006	39

Total minimum lease payments	701
Less: Amount representing interest	(45)

Present value of net minimum lease payments	$656

The current portion and non-current portion of present value of net minimum lease payments as of January 31, 2003 was US$313,000 and US$343,000, respectively.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.	Property and Equipment

Property and equipment consist of the following:

	Year ended January 31,
	2002	2003
	(U.S. dollars in thousands)
Computers and office equipment	$9,542	$7,308
Motor vehicles	229	194
Fixtures and fittings	2,800	2,839

Total cost	12,571	10,341
Accumulated depreciation	(7,185)	(8,667)

Property and equipment, net	$5,386	$1,674

During January 2003, the company recorded a charge in connection with the write down of fixed assets of approximately US$1.4 million relating to fixed assets no longer in use.

9.	Other Non-Current Assets

Other non-current asset amortization for the years ended January 31, 2001, 2002 and 2003 was US$1,820,000, US$8,361,000 and US$7,292,000 respectively. Other non–current asset amortization is estimated to be approximately US$1.5 million in the year ending January 31, 2004 and approximately US$392,000 per year for the years ending January 31, 2005, 2006, 2007 and 2008, respectively.

	As of January 31, 2002				As of January 31, 2003
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Other non-current assets—amortizable:
Purchased Technology	14,856	366	5,610	8,880	14,856	3,392	10,328	1,136
Assembled Workforce	2,550	57	1,025	1,468	—	—	—	—
Customer base	7,385	—	2,397	4,988	7,385	567	4,859	1,959
Covenants	2,492	1,139	1,149	204	2,492	1,232	1,260	—

Total identifiable Intangible Assets	27,283	1,562	10,181	15,540	24,733	5,191	16,447	3,095

Upon the adoption of SFAS 142 on February 1, 2002, the Company reclassified the net carrying amount of assembled workforce of US$1.5 million from other non-current assets to goodwill.

During the fourth quarter of fiscal 2002, the Company performed an impairment assessment of identifiable intangible assets (included in non-current assets), principally purchased technology, and goodwill acquired customer base recorded in connection with its various acquisitions. The assessment was performed primarily due to the significant decline in the Company’s stock price, the net book value of assets significantly exceeding the Company’s market capitalization, the significant under performance of the acquisitions relative to projections and the overall decline in industry growth rates which indicated that this trend might continue for an indefinite period. As a result, the Company recorded a US$1.6 million impairment charge in the quarter ended January 31, 2002 to reduce other intangible assets associated with the acquisitions to their estimated fair value. The estimate of fair value was

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

based upon the discounted estimated cash flows from the sale of the products acquired for the succeeding three years. The assumptions supporting the estimated cash flows, including the discount rate, reflected management’s best estimates. Of the total write down, US$1.6 million was applied to reduce non-current assets (a non-compete covenant, purchased technology and assembled workforce) to US$15.5 million.

During the fourth quarter of fiscal 2003, the Company completed its annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142. The assessment was performed primarily due to the further significant decline in the Company’s stock price, the net book value of assets significantly exceeding the Company’s market capitalization and the overall decline in industry growth rates which indicated that this trend might continue for an indefinite period.

Other non-current assets were tested for impairment, by comparing the carrying amount of the intangible assets to their estimated fair value. The Company determined the estimated fair value of the assets based upon an independent appraisal, which applied the income approach valuation method, using the discounted estimated cash flows from the assets. The assumptions supporting the estimated cash flows, including the discount rate, reflect management’s best estimates. As a result, the Company recorded a US$3.7 million impairment charge in the quarter ended January 31, 2003 to reduce other non-current intangible assets to their estimated fair value. Other remaining intangible assets (purchased technology and acquired customer base), which the Company concluded were not impaired, were valued at US$3.1 million at January 31, 2003. The remaining identifiable intangible assets will be amortized using the straight-line method over their remaining estimated useful economic lives.

10.	Other Accrued Liabilities

Other accrued liabilities consist of the following:

	Year ended January 31,
	2002	2003
	(U.S. dollars in thousands)
Provision for lease abandonment	$1,511	$777
Deferred lease termination payments	—	1,500
Deferred consideration	2,840	2,569
Other	6,300	5,756

Total	$10,651	$10,602

11.	Shareholders’ Equity and Redeemable Convertible Preference Shares

The Company’s authorized share capital comprises 100,000,000 Ordinary Shares of US$0.0027 par value per share and 10,000,000 Series B Preference Shares of US$0.0027 par value per share, which may be issued with such special, qualified, preferred, deferred or other rights or privileges or conditions as to capital, dividends, rights of voting or other matters as the Directors may decide.

In July 2001 and July 2002, the Company’s shareholders approved an agreement which gave the Board the authority to engage in the repurchase of the Company’s outstanding Ordinary Shares. Under the program, up to US$5.0 million of Trintech’s Ordinary Shares could be acquired on the open market, or in negotiated or block trades. During the year ended January 31, 2003, the Company repurchased 115,294 shares at a cost of approximately US$140,000. As of January 31, 2003 approximately US$4.86 million remained available for future repurchases under this program.

Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish company law. There were no dividends declared or payable by the Company in any of the years presented. At January 31, 2001, 2002 and 2003 the Company did not have any profits available for distribution.

During 1999, in connection with a strategic alliance with MasterCard, the Company issued options to purchase 50,000 shares of the Company’s Ordinary Shares at prices ranging from US$11.55 to US$12.50. The options originally vested eighteen months

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from the date of grant and expire two years from the date of issuance. In May 2000, we revised these option grants to be immediately exercisable so that in future periods the non-cash compensation charge was fixed on a quarterly basis. The Company recorded US$865,000, US$242,000 and US$nil in stock compensation related to these options in the years ended January 31, 2001, 2002 and 2003, respectively.

Also in 1999, in connection with the formation of the Company’s Advisory Board, the Company issued options to purchase 60,000 shares of the Company’s Ordinary Shares at an exercise price of US$11.36 to each of the three Advisory Board Members. The options originally vested ratably over four years and expire after seven years from the date of grant. In May 2000, we revised these option grants to be immediately exercisable so that in future periods the non-cash compensation charge is fixed on a quarterly basis. The Company recorded US$4,279,000, US$423,000 and US$nil in stock compensation related to these options in the years ended January 31, 2001, 2002 and 2003, respectively.

On March 21, 2000, the Company effected a two-for-one ADS split. Following the split, each ordinary share equaled two equivalent ADSs.

In November 2000, in connection with the acquisition of Exceptis, the Company exchanged unvested options in that entity for Trintech options, the Company recorded US$35,000, US$75,000 and US$20,000 in stock compensation related to these options in the years ended January 31, 2001, 2002 and 2003, respectively.

On May 24, 2002 the Company effected a one-for-four reverse split of its issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net (loss) per equivalent ADS is therefore calculated using 50% of the weighted average number of ordinary shares outstanding during the period. All amounts shown per equivalent ADS have been retroactively adjusted to give effect to the reverse split.

12.	Net Income (Loss) Per Ordinary Share

	Year ended January 31,
	2001	2002	2003
	(U.S. dollars in thousands, except per share data)
Numerator:
Numerator for basic and diluted net Income (loss) per ordinary share— Income (loss) available to ordinary shareholders	$(32,572)	$(100,039)	$(44,819)

Denominator:
Denominator for basic earnings per Share—weighted average Ordinary Shares	27,704,705	30,341,559	30,559,410
Effect of employee stock options	—	—	—

Denominator for diluted net income (loss) per Ordinary Share	27,704,705	30,341,559	30,559,410

Basic net income (loss) per Ordinary Share	$(1.18)	$(3.30)	$(1.47)

Diluted net income (loss) per Ordinary Share	$(1.18)	$(3.30)	$(1.47)

ADS used in computing basic net income (loss) per equivalent ADS	13,852,353	15,170,780	15,279,705

ADS used in computing diluted net income (loss) per equivalent ADS	13,852,353	15,170,780	15,279,705

Basic net income (loss) per ADS	$(2.35)	$(6.59)	$(2.93)

Diluted net income (loss) per ADS	$(2.35)	$(6.59)	$(2.93)

13.	Employee Benefit Plans

The Company has elected to follow Accounting Principles Board Opinion Number 25, “Accounting for Stock Issued to Employees”, (“APB 25”) and related interpretations in accounting for its stock options. Under APB 25, in September 1999, in connection with the appointment of the Chief Operating Officer, the Company issued 20,000 options at less than the fair market value at the date of grant. The options vested equally in January 2001 and January 2002. For the years ended January 31, 2001 and 2002, the Company recognized compensation expense of US$100,000 in each year.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has the following active stock option and purchase plans: the Trintech Group PLC 1997 Share Option Scheme, the Trintech Group PLC Directors and Consultants Share Option Scheme, the 1999 Employee Savings Related Share Option Scheme and the 1999 Employee Share Purchase Plan (the Stock Plans). There are 6,100,000 Ordinary Shares (3,050,000 equivalent ADSs) available to be issued collectively under the Stock Plans. If an option expires or is cancelled for any reason without having been fully exercised or vested, the unvested or cancelled Shares will continue to be available for future grant under the Stock Plans.

The Trintech Group PLC 1997 Share Option Scheme (the “1997 Plan”), which provides for the grant of options to purchase Ordinary Shares of the Company, was approved by the Company’s Board of Directors and was subsequently amended. Under the 1997 Plan, non-temporary employees and executive directors holding salaried employment or office with the Company or any subsidiary companies are eligible to participate in the 1997 Plan. All options granted have a seven-year term and generally commence vesting at a rate of one twelfth of the total per quarter for each of the quarters in the three years commencing on the anniversary date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

During 1998, the Company’s Board of Directors and shareholders approved the Directors and Consultants Share Option Scheme which provides for the grant of options to purchase Ordinary Shares of the Company, to non-employee directors and consultants of the Company. All options granted have a seven-year term and are generally exercisable at date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for the Company’s Irish employees. The 1999 savings related scheme applies to all of the Company’s qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2003 no shares had been issued under this scheme.

Also in August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Share Purchase Plan for Trintech’s U.S. employees. The 1999 share purchase plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year.

The 1999 Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation. As of January 31, 2003, 148,248 Ordinary Shares (74,124 equivalent ADSs) had been issued under this plan, of which 89,569 Ordinary Shares (44,784 equivalent ADSs) were issued for a total consideration of approximately US$105,000 during the year ended January 31, 2003.

In November 2001, the Board of Directors of the Company approved an offer to exchange all outstanding unexercised options held by eligible employees granted under the Trintech Group PLC 1997 Share Option Scheme for new options to be granted under the 1997 Trintech Group PLC Share Option Scheme. Under the offer, employees were given the opportunity, if they chose, to cancel outstanding stock options previously granted to them in exchange for an equal number of replacement options to be granted at a future date, at least six months and a day from the cancellation date, which was December 14, 2001. No members of the Board of Directors or officers of the Company were eligible to participate in the offer. Under the terms of the offer, the Company accepted for cancellation options to purchase 658,862 Ordinary Shares (329,431 equivalent ADSs). Subject to the terms and conditions of the offer, the Company granted new options to subscribe to, or purchase an aggregate of 599,586 Ordinary Shares (299,793 equivalent ADSs) on June 17, 2002. Each replacement option vested and was exercisable substantially to the same degree as the original option.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the Company’s stock option activity and related information for the years ended January 31, 2001, 2002 and 2003 is as follows:

	January 31, 2001		January 31, 2002		January 31, 2003
	Options	Weighted- average exercise price	Options	Weighted- average exercise price	Options	Weighted-average exercise price
Outstanding at beginning of year	3,611,327	$11.96	4,233,919	$19.16	4,153,708	$10.54
Granted and assumed	1,391,417	39.22	1,912,960	3.86	1,826,078	0.90
Cancelled	—	—	(679,464)	28.10	(400,000)	11.56
Forfeited	(379,433)	39.26	(951,508)	25.40	(1,113,976)	10.01
Exercised	(389,392)	4.90	(362,199)	2.64	(27,378)	0.73

Outstanding at end of year	4,233,919	$19.16	4,153,708	$10.54	4,438,432	$6.67

Exercisable at end of year	1,019,564	$8.56	1,388,442	$11.96	1,941,874	$10.71

	January 31, 2001		January 31, 2002		January 31, 2003
	Fair Value	Weighted- average exercise Price	Fair Value	Weighted- average exercise Price	Fair Value	Weighted- average exercise price
Weighted-average fair value of options granted during the year for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$18.32	$39.22	$2.72	$3.86	$0.58	$0.90

Exercise prices for options outstanding as of January 31, 2003 ranged from US$0.50 to US$52.0 per share. The breakdown of outstanding options at January 31, 2003 by price range is as follows:

Price range	Weighted average Remaining life (years)	Options outstanding	Options exercisable
$ 0.50– 0.85	6.25	1,127,678	273,076
$ 0.86– 2.81	5.91	924,918	185,122
$ 2.82– 4.03	5.60	905,666	352,840
$ 4.04–11.36	3.70	967,324	755,870
$11.37–52.00	4.87	512,846	374,966

		4,438,432	1,941,874

Options have been granted in US dollars since September 1999, previously options were granted in Irish pounds. The U.S. dollar equivalents for disclosure above have been determined using the U.S. dollar rate at the date of each grant.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.	Income Taxes

Income (loss) before provision for income taxes consists of the following:

	Year ended January 31,
	2001	2002	2003
	(U.S. dollars in thousands)
Ireland	$(40,089)	$(95,525)	$(40,348)
Foreign	7,899	(4,429)	(4,363)

Total	$(32,190)	$(99,954)	$(44,711)

The provision for income taxes consists of the following:

	Year ended January 31,
	2001	2002	2003
	(U.S. dollars in thousands)
Current:
Ireland	$60	$42	$59
Foreign	322	43	49

Total current	$382	$85	$108

Deferred:
Ireland	$—	$—	$—
Foreign	—	—	—

Total deferred	$—	$—	$—

Total provision for income taxes	$382	$85	$108

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to income before taxes. The sources and tax effects of the differences are as follows:

	Year ended January 31,
	2001	2002	2003
	(U.S. dollars in thousands)
Income taxes computed at the Irish statutory income tax rate of 23.66% for 2001, 19.66% for 2002 and 15.71% for 2003	$(7,616)	$(19,651)	$(7,019)
Income (losses) from Irish manufacturing operations relieved at lower rates	3,395	2,104	1,755
Income (losses) subject to higher rates of tax	92	53	21
Operating losses not utilized	1,090	4,068	3,243
Income not subject to tax	(2,005)	(506)	(93)
Withholding tax	—	—	108
Non-deductible expenses	3,977	13,869	2,090
Non-deductible stock compensation	1,449	148	3

Total provision for income taxes	$382	$85	$108

	Year ended January 31,
	2001	2002	2003
	(U.S. dollars in thousands)
Deferred tax assets
Net operating loss carryforwards	$4,475	$8,243	$15,863

Total deferred tax assets	4,475	8,243	15,863
Valuation allowance	(4,475)	(8,243)	(15,863)

Net deferred tax assets	$—	$—	$—

At January 31, 2003, the Company had Irish manufacturing, U.S., U.K. and German net operating loss carryforwards of approximately US$100,440,000, US$12,940,000 (including US$8,340,000 from disqualifying dispositions), US$3,400,000 and US$539,000 respectively. The utilization of these net operating loss carryforwards is limited to the future profitable operations of the Company in the related tax jurisdictions in which such carryforwards arose. The Irish and U.K. losses carry forward indefinitely. The U.S. loss carryforwards will expire between 2014 and 2023 if not previously utilized. 100% valuation allowances

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

have been provided against the net operating loss carryforwards because of the history of operating losses in the related tax jurisdictions.

15.	Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance. The Company’s chief operating decision maker is the Chief Executive Officer. To date, the Company has viewed its operations as principally two segments:

Year ended January 31, 2001

(U.S. dollars in thousands)

	Product	Licenses & Services	Segments Total	All Other	Consolidated Total
Revenue	22,288	26,752	49,040	—	49,040
Cost of Sale	15,110	9,106	24,216	2,399	26,615
Gross Profit	7,178	17,646	24,824	(2,399)	22,425
Operating Expenses	7,845	33,816	41,661	19,660	61,321
Operating Profit (Loss)	(667)	(16,170)	(16,837)	(22,059)	(38,896)
Non-operating Income (expense), net	—	—	—	6,324	6,324

Net Income (Loss)	(667)	(16,170)	(16,837)	(15,735)	(32,572)

Segment Assets	9,249	11,436	20,685	215,779	236,464

Year ended January 31, 2002

(U.S. dollars in thousands)

	Product	Licenses & Services	Segments Total	All Other	Consolidated Total
Revenue	26,104	42,237	68,341	—	68,341
Cost of Sale	19,476	9,208	28,684	9,921	38,605
Gross Profit	6,628	33,029	39,657	(9,921)	29,736
Operating Expenses	7,529	36,512	44,041	89,133	133,174
Operating Profit (Loss)	(901)	(3,483)	(4,384)	(99,054)	(103,438)
Non-operating Income (expense), net	—	—	—	3,399	3,399

Net Income (Loss)	(901)	(3,483)	(4,384)	(95,655)	(100,039)

Segment Assets	11,336	7,844	19,180	104,078	123,258

Year ended January 31, 2003

(U.S. dollars in thousands)

	Product	Licenses & Services	Segments Total	All Other	Consolidated Total
Revenue	9,165	33,691	42,856	—	42,856
Cost of Sale	11,148	12,984	24,132	4,720	28,852
Gross (Loss) Profit	(1,983)	20,707	18,724	(4,720)	14,004
Operating Expenses	6,690	17,118	23,808	36,394	60,202
Operating Profit (Loss)	(8,673)	3,589	(5,084)	(41,114)	(46,198)
Non-operating Income (expense), net	—	—	—	1,379	1,379

Net Income (Loss)	(8,673)	3,589	(5,084)	(39,735)	(44,819)

Segment Assets	7,380	5,782	13,162	60,351	73,513

The Company only reports direct operating expenses under the control of the Chief Operating Decision Maker in the Segmental Information disclosed. The Company does not report indirect operating expenses, depreciation and amortization,

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

impairment, interest income (expense), income taxes, capital expenditures, or identifiable assets by industry segment, other than inventories and accounts receivable, to the Chief Executive Officer.

The following tables reconcile segment income (loss) before income taxes to consolidated income (loss) before income taxes and segment assets to consolidated total assets.

	Year ended January 31,
	2001	2002	2003
	(U.S. dollars in thousands)
Total income (loss) before taxes for reportable segments	$(16,837)	$(4,384)	$(5,084)
Unallocated amounts:
Central overheads	(5,546)	(15,244)	(8,777)
Depreciation	(3,084)	(3,381)	(4,218)
Amortization	(8,150)	(36,167)	(7,292)
Impairment of goodwill	—	(36,540)	(12,849)
Impairment of purchased intangible assets	—	(1,562)	(3,686)
Stock compensation	(5,279)	(840)	(22)
Restructuring charge	—	(5,320)	(4,270)
Interest income (expense), net	6,855	2,961	716
Exchange (loss) gain, net	(149)	523	771

Income (loss) before income taxes	$(32,190)	$(99,954)	$(44,711)

Total assets for reportable segments	$20,685	$19,180	$13,162
Unallocated amounts:
Cash and cash equivalents	14,038	6,750	42,559
Restricted cash	3,622	5,369	3,132
Marketable securities	87,388	47,976	—
Value added taxes	290	533	617
Prepaid expenses and other current assets	5,427	3,523	2,665
Property and equipment, net	6,718	5,386	1,674
Other non-current assets	22,522	15,540	3,095
Goodwill	75,774	19,001	6,609

Total Assets	$236,464	$123,258	$73,513

The distribution of net revenue by geographical area was as follows:

	Year ended January 31,
	2001	2002	2003
	(U.S. dollars in thousands)
Germany	$23,790	$26,711	$8,236
United States of America	8,302	21,371	17,513
Ireland	2,193	2,384	1,128
Europe (excluding Germany and Ireland)	8,172	12,788	13,320
Rest of World (excluding United States of America)	6,583	5,087	2,659

Total	$49,040	$68,341	$42,856

	January 31,
	2001	2002	2003
	(U.S. dollars in thousands)
Long Lived Assets:
Country of Domicile:
Ireland	$101,807	$38,053	$10,800
Foreign Countries:
United States	2,489	1,047	67
Germany	281	198	36
Other	437	629	475

Total	$105,014	$39,927	$11,378

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	Government Grants Repayable and Related Loans

The Company has received non-interest bearing loans which are repayable at rates linked to future revenues earned in the related markets. The loans are repayable at a rate of 1.4% of total export sales in the period January 1999 to December 2001. Repayments commenced in January 2000. The Company has credited all such loan amounts to the balance sheet liability account “Government Grants repayable and related loans” as the Company believes such loans will be repaid in full. The Company repaid approximately US$395,000 in relation to these loans in March 2003.

17.	Selected Statement of Operating Data

The following customers accounted for more than 10% of revenue in any one of the years ended January 31, 2001, 2002 and 2003, respectively.

	Year Ended January 31,
	2001	2002	2003
Deutsche Verkehrs Bank Zentrale	6%	12%	1%

Fiducia	7%	10%	0%

Which	12%	4%	3%

The customers identified in the above table all relate to the product segment described in note 15.

18.	Related Party Transactions

Huttoft Company, an unlimited company which is wholly-owned by certain directors of the Company owns a special non-voting class of shares in Trintech Limited, one of the Company’s Irish subsidiaries. All of the voting shares in the subsidiary are owned by the Company. The shares do not entitle the holders thereof to receive any share of the assets of the Company on a winding up. Trintech Limited may, from time to time, declare dividends to Huttoft Company and Huttoft Company may declare dividends to its shareholders out of these amounts. Any such dividends paid by Trintech Limited are treated as compensation expense by the Company in its financial statements prepared in accordance with generally accepted accounting principles in the United States notwithstanding their legal form of dividends to minority interests in order to correctly reflect the substance of the transactions.

The amount of dividends included in compensation expense are as follows:

Year ended January 31,
2001	2002	2003
(U.S. dollars in thousands)
209	154	315

As described in Note 6, the Company leases its corporate headquarters in Dublin, Ireland from Cyril McGuire, an officer and director of the Company and John McGuire, a significant shareholder of the Company. The rent paid by the Company was determined after completion of a survey of the rental market, and the terms of the leases are no less favorable than those that could be obtained in arm’s- length transactions.

The Company has a strategic relationship with VISA International covering Europe, the United States, Latin America and the Asia Pacific region. VISA markets and recommends certain of the Company’s products throughout the world. Member organizations of VISA license products from the Company. In August 1998 VISA International subscribed US$1,500,000 for 250,000 of the Series A Redeemable Convertible Preference Shares and in September 1998 appointed a representative to the Board of Directors under the subscription agreement. This right of appointment of a director was terminated on the completion of the Company’s initial public offering in September 1999. In addition, in August 1998 the Company issued to VISA a warrant to purchase 250,000 ordinary shares at a price of US$6 per ordinary share, which was exercised in May 2000. The value of the

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

warrant was determined to be US$163,000 and was ratably amortized over the two year period of the strategic agreement with VISA to pursue opportunities in the Internet marketplace entered into at the time.

Revenues from the supply of products and services to VISA, and balances due from VISA at the ends of the related accounting period were as follows:

	Year ended January 31,
	2001	2002	2003
	(U.S. dollars in thousands)
Revenues	$665	$827	$503
Balances due from VISA	133	213	150

Trintech has entered into a number of development and marketing agreements with VISA. The development agreements comprise the customization of certain Trintech products to meet VISA specifications.

The development element of such agreements are accounted for in accordance with the Company’s revenue recognition policy for services using the percentage-of-completion contract accounting method. Trintech has no obligation to repay funds received under the agreements and bears the financial risks and rewards of the development projects as well as retaining title to the intellectual property rights of the developed technology. The marketing agreements entered into between Trintech and VISA have no accounting value.

19.	Acquisitions

On August 25, 2000, the Company acquired the outstanding shares of Checkline plc, a privately held company in the United Kingdom, for total consideration of approximately US$39.3 million subject to final adjustment relating to performance related deferred consideration. The consideration as at January 31, 2003, totaled US$41.1 million, including an estimate of performance related deferred consideration of US$1.25 million. The total consideration comprised of the issuance of 300,518 ADSs with a value of US$29 million at the time of the agreement, US$11.8 million in cash, and related costs. A further US$1.25 million may become payable to the former stockholders of Checkline plc if agreement on certain performance criteria being met is reached. This payment, if met, would result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition.

The total purchase costs as at January 31, 2003, totaling US$41.1 million, comprising the fair value of the shares issued, the cash paid and related transaction costs, have been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce, acquired customer base and a non-compete covenant) of US$9 million, goodwill of US$31.6 million and net assets acquired of US$0.5 million. The Company adopted SFAS No. 142 on February 1, 2002, and reclassified non-current assets relating to assembled workforce of US$343,000 to goodwill and ceased to amortize US$343,000 of goodwill. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three years. During the years ended January 31, 2002 and 2003, the company recognized other non-current asset impairments, principally a non-compete covenant and purchased technology, of US$1.6 million and US$1.0 million, respectively.

During January 2003, in connection with the acquisition of Checkline plc, the Company recognized a charge in its Consolidated Statement of Operations in relation to an adjustment of acquisition liabilities, primarily legal costs, of approximately US$377,000.

On November 15, 2000, the Company acquired substantially all the assets of Sursoft, a privately held company in Latin America, for total consideration of approximately US$11.0 million subject to final adjustment relating to performance related deferred consideration, which was finalized in March 2003, as outlined below. The consideration as at January 31, 2003 totaled US$11.4 million. The total purchase costs comprise US$8.9 million payable in cash over five years, deferred consideration of US$2.2 million payable in cash, and transaction costs of US$0.3 million. Separately, the vendors of the Sursoft assets purchased 87,064 ADSs for a total cash consideration of US$3.5 million. The acquisition agreement with Sursoft shareholders was amended in March 2003. Under the terms of the amended agreement, the Company paid approximately US$451,000 to Sursoft shareholders in April 2003. In addition, the Company will be required to pay an additional final amount of US$150,000 contingent on the

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

achievement of agreed performance criteria or US$100,000 in July 2003. The amended agreement will reduce the total estimated consideration of US$11.4 at January 31, 2003, to approximately US$10.3 million, a reduction in deferred consideration of approximately US$1.1 million.

The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition. The total purchase costs of US$11.4 million, comprising the fair value of the shares issued, the cash paid, the deferred consideration and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology and assembled workforce) of US$3.1 million, goodwill of US$8.3 million and net assets acquired of US$nil. The Company adopted SFAS No. 142 on February 1, 2002, and reclassified non-current assets relating to assembled workforce of US$118,000 to goodwill, and ceased to amortize US$5.4 million of goodwill. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three years. During January 2003, the Company recognized other non-current asset impairments, principally purchased technology of US$590,000.

On November 20, 2000, the Company acquired Exceptis Technologies Limited, a privately held company in Ireland, for total consideration of approximately US$16.5 million subject to final adjustment relating to performance related deferred consideration and total amount of liabilities assumed. The final consideration totaled US$18.1 million. The total purchase costs comprise the issuance of 433,388 ADSs with a value of US$15.6 million at the time of the agreement, 43,326 replacement options over the Company’s Ordinary Shares with a fair value of US$433,000, liabilities assumed of US$2.1 million, cash of US$1.2 million and related acquisition costs of US$0.9 million. Total unearned compensation cost for outstanding unvested options held by Exceptis employees and exchanged for unvested options granted by the Company has been calculated as the portion of the intrinsic value at the consummation date that the future vesting period bears to the total vesting period. The amount of unearned compensation cost, US$281,000, has been deducted from the fair value of the total purchase price. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition.

The total purchase costs of US$18.1 million, comprising the fair value of the shares and replacement options issued, the net liabilities assumed and related transaction costs less the amount allocated to unearned compensation costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce and non-compete covenants) of US$2 million and goodwill of US$17.9 million and net liabilities assumed of US$2.1 million. The Company adopted SFAS No. 142 on February 1, 2002, and reclassified non-current assets relating to assembled workforce of US$316,000 to goodwill, and ceased to amortize US$4.8 million of goodwill. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three years. During January 2003, the company recognized other non-current asset impairments, principally a non compete covenant, of US$109,000.

During January 2003, in connection with the acquisition of Exceptis Technologies Limited, the Company recognized a charge in its Consolidated Statement of Operations in relation to an adjustment of acquisition liabilities, primarily relating to lease abandonment costs, of approximately US$427,000.

On December 29, 2000, the Company acquired the primary assets of Globeset Inc., a privately held company in the U.S., for total consideration of approximately US$33.9 million subject to final adjustment based on the total amount of liabilities assumed. The consideration as of January 31, 2002 totaled US$36.6 million. In January 2003, the total consideration was reduced by approximately US$1.0 million due to the adjustment of an assumed liability in connection with the acquisition of Globeset. The final consideration totaled US$35.6 million. The consideration comprises US$15.6 million in cash, net of cash acquired, the assumption of liabilities of US$19.0 million and related acquisition costs of US$1.0 million. Separately, the vendors of the Globeset assets purchased 225,733 ADSs for a total cash consideration of US$10.0 million. The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition.

The total purchase costs of US$35.6 million, comprising the net cash paid, net liabilities assumed and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce and acquired customer base) of US$10.3 million and goodwill of US$30.3 million less deferred income of US$5.0 million. The Company adopted SFAS No. 142 on February 1, 2002, and reclassified non-current assets relating to assembled workforce of US$0.7 million to goodwill, and ceased to amortize US$9.5 million of goodwill. Non-current assets are being amortized on a

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

straight-line basis over their estimated useful economic lives of seven years. During January 2003, the Company recognized other non-current asset impairments, principally purchased technology of US$270,000.

On November 13, 2001, the Company acquired VeriFone’s secure payment infrastructure and Internet payment ePS product line, for total consideration of US$3.4 million. The consideration comprises US$3.3 million in cash and related acquisition costs of US$100,000. The acquisition was accounted for under the purchase method of accounting.

The total purchase costs of US$3.4 million, comprising the net cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$2.9 million and goodwill of US$459,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets were initially amortized on a straight-line basis over their estimated useful economic lives of three years. During January 2003, the Company recognized other non-current asset impairments, principally purchased technology of US$1.7 million equivalent to the carrying value of the assets, which reduced the carrying value of the assets to nil.

The Company recognized goodwill impairments of US$36,540,000 and US$12,849,000 for the years ended January 31, 2002 and 2003, respectively, in connection with these acquisitions as fully described in Note 20.

20.	Goodwill

Net loss and net loss per share for the years ended January 31, 2001, 2002 and 2003, adjusted to exclude amortization expense of goodwill, is as follows:

	Years ended January 31,
	2001	2002	2003
	(U.S. dollars in thousands)
Reported net loss	$(32,572)	$(100,039)	$(44,819)
SFAS No. 142 effect—Goodwill	6,330	27,806	—

Adjusted net loss	$(26,242)	$(72,233)	$(44,819)

Reported basic and diluted net loss per ordinary share	$(1.18)	$(3.30)	$(1.47)
SFAS No. 142 effect—Goodwill	(0.23)	(0.92)	—

Adjusted basic and diluted net loss per ordinary share	$(0.95)	$(2.38)	$(1.47)

Goodwill is analyzed as follows:

	As of January 31, 2002				As of January 31, 2003
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Goodwill:	$89,679	$36,540	$34,138	$19,001	$92,229	$50,457	$35,163	$6,609

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Upon the adoption of SFAS 142 on February 1, 2002, the Company reclassified the net carrying amount of assembled workforce of US$1.5 million from other non-current assets to goodwill.

In January 2003, the Company recognized an adjustment of an assumed liability of US$1,011,000 in connection with the acquisition of Globeset, as described in note 6. The adjustment reduced the impairment of goodwill charge for the year ended January 31, 2003 from US$13,860,000 to US$12,849,000.

During the fourth quarter of fiscal 2002, the Company performed an impairment assessment of identifiable intangible assets (included in non-current assets), principally purchased technology and acquired customer base, and goodwill recorded in connection with its various acquisitions. The assessment was performed primarily due to the significant decline in the Company’s stock price, the net book value of assets significantly exceeding the Company’s market capitalization, the significant under performance of the acquisitions relative to projections and the overall decline in industry growth rates which indicated that this trend might continue for an indefinite period. As a result, the Company recorded a US$36.5 million impairment charge in the quarter ended January 31, 2002 to reduce goodwill associated with the acquisitions to their estimated fair value. The estimate of fair value was based upon the discounted estimated cash flows from the sale of the products acquired for the succeeding three years. The assumptions supporting the estimated cash flows, including the discount rate, reflected management’s best estimates.

During the fourth quarter of fiscal 2003, the Company completed its annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142. The assessment was performed primarily due to the further significant decline in the Company’s stock price, the net book value of assets significantly exceeding the Company’s market capitalization and the overall decline in industry growth rates which indicated that this trend might continue for an indefinite period.

The goodwill impairment test compared the carrying amount of the Licenses and Services Reporting Segment, to which the goodwill related, to the estimated fair value of the Reporting Segment. The Company determined the estimated fair value of the Licenses and Services Reporting Segment based upon an independent appraisal, which applied the income approach valuation method, using the discounted estimated cash flows from Licenses and Services Reporting Segment. The assumptions supporting the estimated cash flows, including the discount rate, reflect management’s best estimates. As a result, the Company recorded a US$12.8 million impairment charge in the quarter ended January 31, 2003 to reduce goodwill to its estimated fair value which reduced the carrying amount of goodwill to US$6.6 million.

21.	Restructuring Charges

In the first and fourth quarters of fiscal 2002, the Company implemented restructuring plans primarily aimed at reducing employee headcount and consolidating facilities and assets. The Company recorded restructuring charges of US$2.5 million in the first quarter and US$1.6 million in the fourth quarter, respectively in relation to these restructurings. The costs associated with the restructuring plan consist of US$3.0 million for employee terminations and US$1.1 million to consolidate facilities and operations. The restructuring plan to reduce excess employee headcount and close excess facilities was due primarily to the overlap of positions and facilities as a result of Trintech’s acquisitions in fiscal 2001. In connection with these activities, the Company reduced its workforce by approximately 115 employees and closed facilities in San Mateo, California; Austin, Texas; and Miami, Florida.

In the third quarter of fiscal 2002, the Company recorded a US$1.25 million restructuring charge related to the restructuring of the UK business. The charge is primarily a write down of receivables.

In the first and third quarters of fiscal 2003, the Company recorded restructuring charges of US$3.5 million and US$0.7 million, respectively, primarily due to reducing employee headcount and the closing of excess facilities as the Company seeks to concentrate on products with the highest earnings potential. The costs associated with the restructuring plans consist of US$2.3 million for reducing employee headcount and US$1.9 million to consolidate facilities and operations. The Company reduced its workforce by approximately 125 employees including the agreed resignation of John McGuire, the Company’s President, who resigned effective September 16, 2002 and closed facilities in Princeton, Philadelphia and San Mateo, California. The employee terminations reduced research and development headcount by 87, general and administrative headcount by 24 and sales and marketing headcount by 14, respectively.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of January 31, 2003, accrued restructuring charges related primarily to future lease commitments of US$1.2 million, which will be paid through fiscal 2006. The Company continues to search for sub tenants for these excess facilities, but given the short duration of the remaining lease terms and the current market for commercial real estate, is unlikely to find subtenants at reasonable rates.

The following table summarizes Trintech’s restructuring activity for the twelve months ended January 31, 2002 and 2003:

	Year ended January 31, (U.S. dollars in thousands)
	Employee Severance and Benefits	Consolidation of Facilities and Operations	Write-off of Assets	Total
Restructuring provision during fiscal 2002	$2,992	$1,078	$1,250	$5,320
Amounts paid or written-off	(2,551)	(557)	(1,250)	(4,358)

Reserve balance January 31, 2002	$441	$521	$—	$962
Reclassification of restructuring provision	419	(419)	—	—
Restructuring provision during fiscal 2003	2,328	1,889	53	4,270
Amounts paid or written-off	(3,143)	(760)	(53)	(3,956)

Reserve balance January 31, 2003	$45	$1,231	$—	$1,276

The Company expects to record an additional restructuring charge as described in the subsequent events footnote.

23.	Subsequent Events (Unaudited)

The Company expects to record a restructuring charge of approximately US$1 million in the quarter ending July 31, 2003. The restructuring charge will primarily relate to staff terminations in connection with our research and development facilities in Uruguay and Ireland, as we seek to reduce investment in products where the market opportunity has not yet developed due to economic conditions.