Form 20-F
period 2004-01-31
TRINTECH GROUP PLC
filed 2004-05-14
CIK 1094316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JANUARY 31, 2004

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each 3Class	Name of Each Exchange on Which Registered
Ordinary Shares *	Nasdaq National Market Frankfurt Stock Exchange Prime Standard (Regulated Market)

* Ordinary shares are not traded in the United States or in Ireland, rather they are deposited with the Bank of New York, as Depositary. Each American Depositary Share represents two (2) Ordinary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period ended January 31, 2004 was 30,596,775 ordinary shares, US$0.0027 par value, represented by 15,298,388 equivalent American Depositary Shares.

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

Trademarks© 2004, all rights reserved. Trintech®, Trintech and “T” logo™, Trintech The Secure Way to Pay and “T” logo™, S/PAY™, PayWare®, PayWare Everywhere™, PayWare Partner™, PayWare Powered™, PayWare Issuer™, PayWare ezCard™, PayWare Merchant™, PayWare Stores™, PayWare Resolve™, PayWare ERP™, PayWare Call Centers™, PayWare eVia 2000™, PayWare POS™, PayWare EMS™, PayWare CMS™, PayWare ReconNET™, PayWare Guardian™, PayWare Compact 9000I™, PayWare Compact 9400I™, PayWare 950pp™, PayWare PINPad™, PayWare OpenPOS™, PayWare PrePay™, PayWare Acquirer™, PayWare ePS™, PayWare mAccess™, IPS™, PayWare SmartPIN™, PayWare OpenPay™, PayWare Smart™ and PayWare Fusion™ are trademarks of the Trintech Group. Trintech reserves the right to alter product specifications without notice. This Form 20-F also includes product names and other trade names and trademarks of other organizations.

For purposes of this Form 20-F, all references to “fiscal 2000” shall refer to the fiscal year ended January 31, 2000, all references to “fiscal 2001” shall refer to the fiscal year ended January 31, 2001, all references to “fiscal 2002” shall refer to the fiscal year ended January 31, 2002, all references to “fiscal 2003” shall refer to the fiscal year ended January 31, 2003, all references to “fiscal 2004” shall refer to the fiscal year ended January 31, 2004 and all references to “fiscal 2005” shall refer to the fiscal year ending January 31, 2005.

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

Item 2. Offer Statistics and Expected Timetable

Not required.

Item 3. Key Information

A. Selected Financial Data

The following selected consolidated statement of operations data for the years ended January 31, 2002, 2003 and 2004 and the consolidated balance sheet data at January 31, 2003 and 2004 are derived from the Company’s consolidated financial statements, which have been audited by Ernst & Young and are included in this Form 20-F. The selected consolidated statement of operations data for the years ended January 31, 2000 and January 31, 2001 and the consolidated balance sheet data at January 31, 2000, January 31, 2001, and January 31, 2002 are derived from the Company’s audited consolidated financial statements which are not included in this Form 20-F. This table is a summary and should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Company’s consolidated financial statements included elsewhere in this Form 20-F.

	Year Ended January 31,
	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Product	$18,457	$22,288	$26,104	$9,165	$10,318
License	9,158	20,612	30,240	22,418	22,867
Service	2,629	6,140	11,997	11,273	9,886

Total revenue	30,244	49,040	68,341	42,856	43,071

Cost of revenue:
Product	12,034	15,110	19,476	11,148	7,586
License	2,981	6,718	10,448	9,248	5,313
Service	2,242	4,787	8,681	8,456	6,020

Total cost of revenue	17,257	26,615	38,605	28,852	18,919

Gross margin	12,987	22,425	29,736	14,004	24,152
Operating expenses:
Research and development	8,892	19,601	20,597	10,349	8,280
Sales and marketing	8,849	16,955	18,719	10,297	8,689
General and administrative	7,336	12,485	17,891	15,354	10,587
Restructuring charge	—	—	5,320	4,270	745
Amortization of goodwill and intangible assets	—	7,001	31,705	2,573	507
Impairment of goodwill and intangible assets	—	—	38,102	16,535	—
Adjustment of acquisition liabilities	—	—	—	804	—
Adjustment of acquisition deferred consideration	—	—	—	—	(1,149)

Stock compensation	2,068	5,279	840	20	—

Total operating expenses	27,145	61,321	133,174	60,202	27,659

Income (loss) from operations	(14,158)	(38,896)	(103,438)	(46,198)	(3,507)
Interest income (expense), net	1,208	6,855	2,961	716	268
Exchange (loss) gain, net	842	(149)	523	771	79

Income (loss) before provision for income taxes	(12,108)	(32,190)	(99,954)	(44,711)	(3,160)
Provision for income tax	(3)	(382)	(85)	(108)	—

Net income (loss)	$(12,111)	$(32,572)	$(100,039)	$(44,819)	$(3,160)

Basic net income (loss) per Ordinary Share	$(0.63)	$(1.18)	$(3.30)	$(1.47)	$(0.10)

Shares used in computation of basic net income (loss) per Ordinary Share	19,309,964	27,704,705	30,341,559	30,559,410	30,314,419

Diluted net income (loss) per Ordinary Share	$(0.63)	$(1.18)	$(3.30)	$(1.47)	$(0.10)

Shares used in computation of diluted net income (loss) per Ordinary Share	19,309,964	27,704,705	30,341,559	30,559,410	30,314,419

Basic net income (loss) per equivalent ADS	$(1.25)	$(2.35)	$(6.59)	$(2.93)	$(0.21)

ADSs used in computation of basic net income (loss) per equivalent ADS	9,654,982	13,852,353	15,170,780	15,279,705	15,157,210

Diluted net income (loss) per equivalent ADS	$(1.25)	$(2.35)	$(6.59)	$(2.93)	$(0.21)

ADSs used in computation of diluted net income (loss) per equivalent ADS	9,654,982	13,852,353	15,170,780	15,279,705	15,157,210

	January 31,
	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,862	$14,038	$6,750	$42,559	$36,864
Restricted cash	—	3,622	5,369	3,132	1,211
Marketable securities	48,830	87,388	47,976	—	—
Working capital	57,803	85,783	54,586	35,580	29,595
Total assets	74,295	236,464	123,258	73,513	64,317
Non-current liabilities	1,127	3,437	4,082	1,875	682
Total shareholders’ equity	61,116	187,360	90,431	45,083	41,354

See note 12 of the Notes to Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net income (loss) per equivalent ADS. Basic and diluted net income (loss) per equivalent ADS have been calculated after giving effect to a two-for-one ADS split effected on March 21, 2000 and a one-for-four reverse split on May 24, 2002 of the issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net (loss) per equivalent ADS is therefore calculated using 50% of the weighted average number of ordinary shares outstanding during the period. All amounts shown per equivalent ADS have been retroactively adjusted to give effect to the reverse split.

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

Fiscal Year Ended January 31,	High	Low	Period Average	Period End
2000 (from January 1, 2000)	$1.1303	$0.9757	$1.0453	$0.9757
2001	1.0060	0.8270	0.9170	0.9308
2002	0.9395	0.8370	0.8854	0.8594
2003	1.0861	0.8613	0.9674	1.0739
2004	1.2853	1.0545	1.1485	1.2452

Month	High	Low
2003
November	1.1995	1.1417
December	1.2597	1.1956
2004
January	1.2853	1.2389
February	1.2848	1.2426
March	1.2431	1.2092
April	1.2358	1.1802

On April 30, 2004, the noon buying rate for the euro expressed in U.S. dollar per €1.00 was US$1.1975.

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

In the year ended January 31, 2003, the Company’s customers experienced weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in demand post euro implementation. Consequently, the Company’s PoS product revenue was significantly lower for the year ended January 31, 2003 than for the year ended January 31, 2002. The German economic slowdown continued through fiscal 2004 and we expect that it will continue through at least July 31, 2004. Consequently, we do not expect significant growth in the Company’s PoS product revenue in the current fiscal year.

Some companies may not view the Company’s products and services as critical to the success of their businesses. If these companies experience disappointing operating results, whether as a result of adverse economic conditions, competitive issues or other factors, they may decrease or forego software or electronic payment product expenditures before limiting their other expenditures or they may be unable to fulfill existing commitments to us.

In addition, the general condition of the economy, and by extension the Company’s business, can be affected by social, political and military conditions. For example, due to the war in Iraq, services revenues were materially adversely impacted in the three months ended January 31, 2003.

The factors outlined here have resulted in decreased revenues in fiscal 2003 and fiscal 2004, compared to fiscal 2002. The Company’s future results could be materially and adversely affected if this slowdown continues and the Company’s revenues continue to be adversely impacted. In light of the current economic environment we may continue to incur losses for the foreseeable future. If current economic conditions persist, we may have to implement further cost reduction initiatives that could adversely impact the Company’s ability to sustain growth if economic conditions improve at some time in the future.

We depend on sales of the Company’s electronic point-of-sale systems for payment card transactions to customers located in Europe for a significant portion of the Company’s total annual revenues.

A significant portion of the Company’s total revenue historically has been derived from the sale of the Company’s electronic payment card point-of-sale system products. We have historically marketed the

Company’s electronic PoS system products solely in Europe, and particularly in Germany. For fiscal 2004, the Company’s customers in Germany accounted for over 50% of the Company’s electronic PoS system product revenues. We intend to continue to focus substantially all of the Company’s marketing efforts for the Company’s electronic PoS system products in Europe. As a result, the Company’s future results of operations will depend on continued market demand for, and acceptance of, these products in Europe in general. In the fiscal year ended January 31, 2003 the Company’s electronic PoS system product revenues decreased significantly compared with the prior fiscal year. The decrease was mainly attributable to the Company’s customers experiencing weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in demand post euro implementation. The German economic slowdown continued through fiscal 2004 and we expect that it will continue through at least July 31, 2004. Consequently, we do not expect significant growth in the Company’s PoS product revenue in the current fiscal year. Continued reduction in demand for the Company’s electronic PoS system products would continue to materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s business is subject to currency fluctuations that can adversely affect the Company’s operating results.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the euro. In particular, the value of the U.S. dollar to the euro impacts the Company’s operating results. The Company’s expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet the Company’s obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the euro relative to other currencies could adversely affect the Company’s business and results of operations. For example, as sales of the Company’s electronic PoS systems in Germany are denominated in euro, the decrease in value of these sales has meant that the Company’s euro costs were greater than the Company’s euro revenue in fiscal 2004. As a result, the increase in value of the euro relative to other currencies has had a negative impact on the Company’s margins. With the on-going strength of the euro against the U.S dollar, the Company’s margins could be negatively impacted through at least the end of fiscal 2005.

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

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made six such acquisitions. The acquisitions we have made have resulted in amortization of acquired intangible assets and impairment of goodwill and diversion of the Company’s management’s attention. As a result of these acquisitions, the Company’s operating expenses have increased and may increase further in the current fiscal year as a result of restructuring costs incurred to consolidate and rationalise the acquired businesses’ cost bases and geographic locations. Further, due to the economic slowdown the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses without adversely affecting the Company’s operating margins.

We intend to continue to evaluate opportunities to acquire additional product offerings, complementary technologies and businesses. For example, on November 1, 2003, we acquired DataFlow Services for a total consideration of approximately US$3.9 million subject to final adjustment relating to performance related contingent consideration. We may be unable to locate further attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuances of equity securities, the expenditure of a significant portion of the Company’s available cash, the incurrence of debt and contingent liabilities, which could materially adversely affect the Company’s results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Further, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, without adversely affecting the Company’s operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and the Company’s failure to do so could have a material adverse effect on the Company’s results of operations.

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

In addition, the Company’s revenue is difficult to predict for several reasons. These reasons include:

•	we have generally recognized a substantial portion of the Company’s revenue in the last month of each quarter

•	the market for the Company’s software products is rapidly changing and competitive

•	the sales cycle for the Company’s products is typically 6 to 12 months and varies substantially from customer to customer

As a result of the factors listed above, among others, we believe that the Company’s quarterly revenue, expenses and operating results are likely to vary significantly in the future. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and the Company’s business and operating results for that quarter could be materially adversely affected. In addition, it is likely that in some future quarters the Company’s results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of the Company’s ADSs.

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

The markets for the Company’s electronic payment software and funds and transaction management software are rapidly evolving and changing. The market is influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. The Company’s ability to enhance existing products and to design, develop, introduce and support new software products on a cost effective and timely basis that meet changing market needs and respond to technological developments is critical to the Company’s future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of the Company’s competitors. We may be unable to develop interoperable products, and widespread adoption of a proprietary or closed electronic payment standard could preclude us from effectively doing so. Also, the number of businesses and cardholders engaged in electronic commerce may not grow or could decrease, reducing the potential market for the Company’s electronic commerce products.

We are, from time to time, subject to legal proceedings and adverse determinations in these proceedings could harm the Company’s business.

We are, from time to time, involved in lawsuits and legal proceedings, which arise in the ordinary course of business. An adverse resolution of these matters could significantly negatively impact the Company’s financial position and results of operations.

Cost-reduction efforts may adversely impact the Company’s productivity and service levels and our ability to develop new products and respond to market changes.

During fiscal year 2002, we instituted various cost-control measures affecting various aspects of the Company’s business operations. We had a reduction in the Company’s workforce of approximately 18% in fiscal 2002, approximately 30% in fiscal 2003 and a further reduction of approximately 17% in fiscal 2004, excluding the acquisition of DataFlow Services, which increased headcount by approximately 11%. As a result of involuntary employee terminations, employee morale and productivity has been negatively impacted. If we are not successful in increasing our revenues, we may in the future be required to take additional cost-saving actions to reduce the Company’s losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse effect on the Company’s financial condition. The actions taken to date, or that may be taken in the future, may have a similar or greater adverse impact on the Company’s employees’ morale and productivity. We could experience voluntary termination by key technical and sales employees and, as a result, the future competitiveness of the Company’s products and business, and the future results of the Company’s operations may be materially negatively impacted and we may be unable to react to market changes in a timely fashion.

The Company’s stock has experienced and may continue to undergo extreme market price and volume fluctuations.

Stock markets in general, and the Nasdaq Stock Market in particular, have experienced extreme price and volume fluctuations, especially in recent years. Broad market fluctuations of this type may adversely affect the market price of the Company’s ADSs. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of the Company’s stock has experienced, and may continue to undergo, extreme fluctuations due to a variety of factors, including, but not limited to:

•	general and industry-specific business, economic and market conditions

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to the Company’s past acquisitions

•	changes in or the Company’s failure to meet analysts’ or investors’ estimates or expectations

•	public announcements concerning us, including announcements of litigation

•	introductions of new products or services, technological innovations or announcements of significant contracts by us or the Company’s competitors

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or the Company’s competitors

•	adverse developments in patent or other proprietary rights

We historically derived a significant amount of the Company’s revenues from a limited number of customers.

A significant percentage of the Company’s revenue historically has been derived from a limited number of the Company’s customers, primarily customers for the Company’s point-of-sale products. Approximately 29% of the Company’s total revenue for the three months ended January 31, 2004, was attributable to the Company’s three largest customers in the quarter. In fiscal 2004, 14% of the Company’s fiscal year total revenue was attributable to the Company’s three largest customers. Historically German customers for the Company’s point-of-sale products were primarily the Company’s largest customers. As a result of the German economic slowdown, the Company’s product revenue in fiscal 2003 and fiscal 2004 was materially adversely impacted by a reduction in sales to the Company’s three largest customers, all of whom were German and who, in the fiscal year ended January 31, 2002 accounted for 26% of total revenue. The future loss of any major customer, or any reduction or delay in orders by any major customer, could have a similar material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s success depends on the Company’s ability to manage and expand the Company’s software direct sales force.

We have sold the Company’s software products almost exclusively through the Company’s direct sales force. The Company’s future revenue growth will depend in large part on the Company’s ability to recruit, train and manage additional software sales personnel worldwide and generate increased sales productivity from the Company’s existing sales force. We have experienced and continue to experience difficulty in recruiting qualified software sales personnel with relevant experience, particularly in the United States, and the market for these personnel is highly competitive. We may not be able to successfully expand the Company’s software direct sales force, any expansion of the sales force may not result in increased revenue and we may fail to increase productivity from the Company’s existing sales force. The Company’s business and results of operations will be materially adversely affected if we fail to successfully expand the Company’s software direct sales force or if we fail to increase productivity from the Company’s existing software sales force.

We have incurred losses during the Company’s operating history. These losses may continue for the foreseeable future, and we may not achieve or maintain profitability.

We incurred net losses of US$3.2 million in fiscal year 2004, US$44.8 million in fiscal year 2003, US$100.0 million in fiscal year 2002 and US$32.6 million in fiscal year 2001. We may continue to incur losses on both a quarterly and annual basis. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to significantly increase the Company’s revenues to achieve and maintain profitability and a positive cash flow. We may not be able to generate sufficient revenues to achieve profitability.

The Company’s declining cash balance and low stock price may affect the Company’s potential and current customers’ and partners’ perception of the Company’s viability, which in turn could affect the Company’s ability to close sales and partnership transactions. Notwithstanding the fact that we have a substantial cash balance, concerns about the Company’s perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal 2003 and fiscal 2004. We attribute these concerns primarily to the following: we are not yet profitable and thus must use the Company’s cash balance (offset by revenues) to fund the Company’s operations; the Company’s stock price experienced a dramatic decline from 2000 to 2002; the Company’s stock price has been, and continues to be, extremely volatile; and some of the Company’s competitors are better funded, more established, or significantly larger than we are.

We will continue to use the Company’s cash balance (offset by revenues) to fund the Company’s operations until we achieve profitability (which may not occur); thus, the Company’s cash balance declined during fiscal 2004 and may continue to decline during fiscal 2005. Therefore, we expect these concerns about the Company’s perceived viability to continue throughout at least fiscal 2005.

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

The Company’s software products and PoS devices are complex and, accordingly, may contain undetected errors or failures when first introduced or as new versions are released. This may result in the loss of, or delay in, market acceptance of the Company’s products. We have in the past discovered software errors in the Company’s new releases and new products after their introduction. We have experienced delays in release, lost revenues and customer frustration during the period required to correct these errors. We may in the future discover errors and additional scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Company’s reliance on a sole third party to manufacture the Company’s electronic PoS system products involves risks, including, in particular, reduced control over the manufacturing process and product quality.

The Company’s electronic PoS system products are currently manufactured by Plexus Corp. (UK) Limited. Plexus Corp. (UK) Limited purchases many of its products and components from one or a limited number of suppliers. The Company’s reliance on a single outsourced manufacturer involves significant risks, including:

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

We have in the past received products that contained defects from the Company’s manufacturers. Because we warrant the quality of the Company’s electronic PoS system products to the Company’s customers, we have been required to repair or replace defective products at the Company’s own expense. This expense has in the past exceeded, and may in the future exceed, the amounts reimbursed to us by the manufacturers.

Any repetition of these or similar problems could have a material adverse effect on the Company’s reputation, business and results of operations.

Increased competition may result in decreased demand for the Company’s products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for electronic payment software and electronic PoS systems is intensely competitive and we expect competition to continue to increase. The Company’s competitors include VeriFone, Ingenico, Hypercom and Thales/Krone for the Company’s electronic PoS system products, and Transaction System Architects, Checkfree and Pega Systems for the Company’s software products. Some competitors in the Company’s market have longer operating histories, significantly greater financial, technical, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services, which compete with the Company’s products or services. Further, several of the customers who currently use the Company’s products or the public companies with whom we have entered into strategic relationships to use and market the Company’s products may develop competing products. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for electronic payment or funds management solutions.

We face risks associated with the Company’s international operations that could harm the Company’s financial condition and results of operations.

Historically, a significant percentage of the Company’s revenues has been generated by the Company’s international operations, and the Company’s future growth rates and success are in part dependent on continued growth and success in international markets. We expect this trend to continue.

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

For example, in the three month period ended January 31, 2003, our revenue was adversely impacted by the war on Iraq as we were unable to fulfill a customer contract in the Middle East.

We depend on a few key personnel to manage and operate us.

The Company’s success is largely dependent on the personal efforts and abilities of the Company’s senior management. Following headcount reductions in fiscal 2003 and fiscal 2004, the Company has reduced the number of executives and is more dependent for its future success on the remaining executives. The loss of certain members of the Company’s senior management, including the Company’s chief executive officer and chief financial officer, could have a material adverse effect on the Company’s business and prospects.

Following headcount reductions in fiscal 2002, fiscal 2003 and fiscal 2004, the Company’s success is also dependent on some remaining key employees who are skilled in e-commerce, payment, funds management, payment reconciliation, exception and risk management, Internet and other technologies. The loss of these key individuals could have a material adverse effect on the Company’s business.

If we are unable to retain and attract highly skilled personnel with experience in the electronic payment and banking industries, we may be unable to grow the Company’s business.

We are dependent upon the ability to attract and hire when necessary as well as train and retain those highly skilled technical, sales and marketing, software engineers, support personnel and other highly skilled personnel with knowledge in e-commerce, payment, funds management, payment reconciliation, exception and risk management, Internet and other technologies we currently employ. Competition for experienced qualified personnel is intense. As a result we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced qualified personnel. Based on the Company’s experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of the Company’s sales personnel, and the failure to do so could have a material adverse effect on the Company’s business, operating results and financial condition.

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

The emergence of the new 3-D Secure protocol is an important new development, which is approved by VISA in its Verified by Visa initiative and by MasterCard in its SecureCode initiative. Trintech is providing support for the 3-D Secure protocol in its financial transaction processor acquiring products, and may do so in other products where market opportunities are identified. However, the rate of adoption of the 3-D Secure standard—and its optional extensions for chip, mobile commerce and voice messaging—is unknown. Future sales of the Company’s e-payment products may be adversely affected if these standards do not achieve board market acceptance.

In addition, the Company’s electronic PoS system products support the DES, Triple DES and RSA Security public key security algorithms to meet the security standards required by the Company’s customers. If the Company’s customers’ security standard requirements were to change unexpectedly this could adversely affect the Company’s prospects and results of operations.

Some of the Company’s software products are relatively new to market and in the early stages of adoption, continued adoption of the Company’s products is not assured.

Some of the Company’s software solutions are still in early stages of adoption, and any unanticipated performance problems or bugs that we have not been able to detect could result in additional development costs, diversion of technical and other resources from the Company’s other development efforts, negative publicity regarding us and the Company’s products, harm to the Company’s customer relationships and exposure to potential liability claims. In addition, if our products do not enjoy wide commercial success and product acceptance and adoption is sluggish the Company’s long-term business strategy will be adversely affected.

The Company’s growth may be limited if we fail to build an indirect sales channel.

Indirect sales channels accounted for approximately 4% of the Company’s total revenue in fiscal 2003 and 5% of the Company’s total revenue in fiscal 2004. We have established relationships with a limited number of resellers and systems integrators and consultants. Some of these are new, early-stage relationships and, as such, are generally untested and many historical relationships have been unsuccessful due to the economic downturn, particularly those channels focussed on the market for electronic payments for internet payment transactions. The Company’s existing indirect channels will have to generate significant revenue moving forward, and we will need to establish additional indirect channels to be successful.

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

In the future we may need to raise additional capital in order to remain competitive in the market for electronic payment solutions and funds management software. This capital may not be available on acceptable terms, if at all.

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

As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet and wireless networks as a business medium. Demand for some of the Company’s products, such as PayWare Resolve may be materially impacted if a sufficiently broad base of business customers does not continue to use the internet and wireless networks as a business medium.

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

During fiscal 2002, 2003 and 2004 we invested US$2,849,000, US$283,000 and US$605,000 respectively, for the purchase of furniture, fixtures and equipment, and for further investment in our management information systems.

B. Business Overview

We are a leading provider of secure payment infrastructure and transaction management solutions globally. We develop, market and sell a comprehensive suite of software and electronic PoS systems that enable electronic payments in multiple channels from traditional to internet channels. We also develop, market and sell a comprehensive suite of transaction management software products and services which allow our customers to perform account reconciliation and risk management functions for their receipts and payments transactions.

We offer vendor-neutral, open software solutions that provide highly secure solutions for the Company’s customers. The Company’s customers include banks, card associations, financial transaction processors and merchants in major markets including the United States, the United Kingdom, Europe and South America. Through the Company’s portfolio of feature-rich software products and electronic PoS systems, we offer solutions for use by banks, financial transaction processors, merchants and businesses. The Company’s comprehensive suite of software and electronic PoS system products enable secure end-to-end payment solutions to automate the entire payment transaction management process.

The Payment Industry

The payment industry has rapidly grown throughout the world since the 1970s when banks and merchants first began to encourage widespread use of credit cards and other forms of cashless payment by consumers. Use of these cards has increased significantly: first at the countertop in a merchant’s store, and later through mail order, telephone order and via the Internet. In addition, the introduction of payment card alternatives, such as chip-based smart cards, prepay and debit cards has further fueled both the use of payment cards and the overall growth of the payment industry.

Due to the increasing use of the Internet for a broad range of business-to-business and business-to-consumer activities, electronic retailers (e-tailers) began to compete with real-world retailers for their customers and real world merchants have expanded their delivery channels to embrace the Internet. The global acceptance of payment cards and the convenience they provide facilitate business-to-consumer and business-to-business commerce in the physical world and over the Internet. With the emergence of e-payment, financial institutions, merchants and consumers have recognized the need for secure software solutions to mitigate fraud, manage disputed transactions, reconcile accounts and improve the overall efficiency of payment card transaction processing. Additionally, the increased globalization of e-commerce presents payment challenges, such as translation adjustments for multi-currency transactions and the ability to bill cardholders in the currency of their choice.

To mitigate the risk of fraud, demand is growing for chip-based card payment systems as an alternative to traditional magnetic swipe cards. The introduction of chip cards is expected, by the payment industry, to significantly reduce the risk of counterfeiting. This coincides with the introduction of personal identification number (PIN) rather than signature for card holder validations. The major card schemes including VISA and MasterCard have introduced mandates to drive chip and PIN migration. Chip and PIN migration is leading to upgrading of retail payment systems as well as creating demand for unattended payment systems, primarily in Europe. In the EU region, this mandate will become effective in January 2005.

The growth of pre-paid accounts has led to the introduction of consumer products such as stored value payment cards, pre-paid gift cards, and mobile pre-payment. Indeed the growth of this market has coincided with the growth and relative maturity of the mobile phone market. Originally, mobile pre-payment (or top-up) was necessary to allow mobile carriers to capture customers who did not have good credit standing. However, as the market developed, customers began signing up for this service as a means of controlling their spending and for freedom from commitment to a post-pay service. The emergence of electronic gift card solutions has allowed retailers to significantly reduce their cost of paper handling for traditional gift card products, and to reduce fraud. Electronic gift card products can also increase sales and allow retailer to integrate refund and loyalty functions onto one platform together with gift cards.

The growth of payment card transactions and the evolution in the channels of electronic payment, in conjunction with increased risk of payment card fraud, has driven the need for more comprehensive, secure and effective hardware and software payment products that can cost-effectively process and manage these transactions.

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

The Need for Security and Authentication

Losses incurred as a result of payment card fraud can hit the bottom-line profitability of banks through administrative costs and charge-offs. For physical world PoS transactions, the use of chip and PIN are being mandated by the card associations within individual regions to combat counterfeit cards. We believe that the higher incidence of fraud and repudiation in Internet transactions is primarily caused by inadequate consumer authentication and identity verification measures, inadequate merchant authentication and verification measures, and lack of security shielding and encryption within databases which contain sensitive consumer or payment data.

The Need for Dispute Management

Disputes arise when a cardholder does not accept some item on his statement for any reason. A dispute becomes a chargeback when the card issuer initiates a dispute procedure through its card scheme, having determined that a transaction may be invalid for any of a number of reasons. There are three main types of payment disputes that may give rise to a chargeback—(i) the cardholder does not recognize the transaction, (ii) the cardholder asserts that they did not carry out the transaction, and (iii) the cardholder has a problem with a transaction that they did carry out. All three may require different actions to be carried out by the issuing bank.

The traffic between the issuer and the financial transaction processor (acquirer) during the chargeback dispute process is in the form of electronic transactions which, just like normal transactions, are transmitted through the relevant payment system network. In some cases, either party may also need to send specified items of documentation in addition to these electronic transactions. There are typically low levels of automation in dispute management and the cost of processing chargebacks can be significant. Also, banks may be faced with writing off the value of a dispute if it has not been processed correctly or within the time period specified by the card scheme. Particularly for high volume issuers and acquirers, the use of systems that provide automation, decision support, compliance with card scheme regulations, and document management is critical to reduce and control processing costs and maintain quality customer service levels.

The Need for Electronic Gift Cards

Since 1997, sales of gift cards in the U.S. have grown 15 percent to 35 percent annually, with 2003 sales estimated at US$45 billion, according to a Bain & Company study. As demand for gift cards continue to grow, many retailers, especially in Europe, are now evaluating the operational costs of their current paper based systems and are seeking cost efficiency by migrating to electronic gift card processing. In addition, retailers with existing out-sourced electronic gift card solutions are also evaluating their per transaction based fee structures and the alternative cost benefits of migrating to in-house gift card programs with additional customer benefits.

The Trintech Solution

We are a leading provider of secure payment infrastructure and transaction management solutions globally. The following characteristics of the Company’s solutions enable us to deliver key competitive advantages to the Company’s customers:

Comprehensive Functionality. The Company’s payment and transaction management solutions have been designed for scalability and operate in multi-currency, multi-taxation, multi-payment protocol and complex communication environments. We are one of the few vendors to offer integrated secure e-payment solutions that allow customers to process transactions in the physical world and over the Internet as well as secure transaction management solutions to manage all types of receipts and payments.

Flexible Range of Solutions. The Company’s suite of products provides flexible payment and transaction management solutions for banks, financial transaction processors, merchants and businesses. The Company’s products are designed to be modular, permitting them to interoperate with payment products and enterprise software solutions of other vendors. Alternatively, by offering the Company’s products as an integrated end-to-end payment solution, we also provide a complete cost-effective solution for the Company’s customers.

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

Open Systems Architecture. The Company’s open architecture design supports a wide variety of operating systems, databases and enterprise software applications. The Company’s software solutions for banks, financial transaction processors and merchants have been developed for Windows, Linux and UNIX operating systems and Oracle and Microsoft databases. The Company’s technology approach facilitates integration with existing hardware and software systems. In addition, the Company’s software products are vendor neutral and are designed to interface with e-payment hardware and software products of third-party vendors, including IBM, Oracle, Microsoft and SAP.

Expertise in the Secure Payment and Transaction Management Industries. We believe the Company’s 17 plus years of experience in both the payments and transaction management industries has enabled us to develop sophisticated solutions for enabling secure payment transactions in the physical world and over the Internet as well as sophisticated solutions for the management of payment transactions, including card based payments, checks and cash based payments. We also believe that this industry focus has enabled us to develop strong and close relationships our customers, banks and other service providers in the industry.

Trintech’s Growth Strategy

The Company’s mission is to be a leading worldwide provider of secure payment infrastructure and transaction management solutions. The key components of the Company’s strategy are:

Leverage Multi-Channel Payment Expertise. We will continue to invest and build on the Company’s 17 plus years of experience in developing innovative, secure payment and transaction management solutions for markets where we believe we can leverage our existing product set. The major focus of our development efforts are in enhancing the functionality and use of our existing products set. In fiscal 2004 we also released a number of new products, including the launch of our statement delivery service. To expand our market share for statement delivery services, we acquired DataFlow Services in November 2003.

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

Extend Early Lead in Secure E-Payment and Transaction Management Software. We were one of the first software companies to adopt both the SET, SSL and EMV standards for e-payment. We intend to continue to extend the Company’s range of security products and support new e-payment standards and Internet technologies, including Verified by Visa, SecureCode and wireless access technologies, as commercial opportunities for new standards emerge.

Continue to Build Strategic Relationships and Expand Channels of Distribution Globally. We have strategic relationships and distribution agreements with a number of companies including eFunds International, Sterling Commerce, Fiserv—Freedom and International Turnkey Systems. These relationships have provided a number of competitive advantages, including access to product development plans, joint marketing opportunities and referral lead-generation for the Company’s direct sales force as well as sales made directly by the Company’s partners. We intend to continue to enter into development, marketing and distribution alliances to produce, promote and distribute the Company’s solutions for specific market segments.

Build Strong Brand Recognition. We are a leading brand name, with Trintech PayWare ™, in the payment and transaction management industry and believe that we are benefiting from the Company’s early industry presence. The Company’s strategy is to promote and strengthen the Company’s brand equity and visibility through excellent service and a variety of marketing and promotional campaigns. We plan to continue to invest in the Company’s on-line marketing programs, such as PinPad.co.uk and epaynews.com, an award-winning site for information and trends related to the payments industry.

Trintech Products

The Company’s products are designed to provide flexible, vendor neutral, secure payment and transaction management solutions for banks, financial transaction processors, merchants and businesses. The Company’s products can be deployed on a stand-alone basis, combined with each other to provide an end-to-end secure solution, or integrated with third party products. In addition, the Company’s products support a broad range of communication protocols and security standards. The Company’s products also support multiple currencies, languages and payment protocols. In connection with the license of the Company’s products, we provide a range of support services to the Company’s customers including preventative maintenance, compliance, upgrades, site inspections and 24-hour telephone and on-line support.

All of the Company’s products are sold under the PayWare brand. Within the PayWare suite of products, the following table summarizes the Company’s significant product lines and the associated target customer base.

Product Line	Target Customer Base

PayWare Resolve PayWare CMS Issuer PayWare CMS Acquirer PayWare Acquirer PayWare GiftCard	Any business that processes and services payment card based transactions or issues on-line payment cards including banks, financial institutions, payment service providers, Internet or commerce service providers and telecommunication companies.

PayWare Merchant PayWare ReconNET PayWare PrePay PayWare SmartPIN Compact PoS Systems and PinPads Smart 5000 OpenPay 3000 Series PayWare EMS	Any business selling goods or services that accepts payment cards including merchants, payment service providers, Internet or commerce service providers, telecommunication companies and online purchasers.

PayWare TNS (Transaction Network Services)	Any business seeking to automate the retrieval of transaction data in normally delivered in bank statements.

Financial Institution and Payment Service Provider Focussed Products

PayWare Resolve, PayWare CMS, PayWare Acquirer and PayWare Issuer are primarily used by banks and financial transaction processors. This product suite supports the payment transaction processing needs of both the merchant’s bank and the cardholder’s bank. It uses scalable and interoperable payment architecture for Windows and UNIX platforms and supports modular payment components for specific financial instruments and operating environments. This product suite provides financial institutions with the ability to issue on-line payment cards, capture and process card-based e-payment transactions and manage and resolve disputed payment card transactions in both the physical world and over the Internet. The principal products sold by us to banks and financial transaction processors are:

•	PayWare Resolve is a family of products that help automate payment dispute resolution. The products combine a powerful decision-support engine using card association Operating Regulations for chargeback processing with built-in workflow technology. The PayWare Resolve Suite provides the following functionality:

•	built-in knowledge of national and international chargeback regulations

•	workflow management and financial control

•	automated chargeback documentation

•	management control/risk management

•	PayWare CMS Issuer provides card issuers with an integrated card management system with back office processing and supports multiple payment instruments. PayWare CMS Issuer provides the following functionality:

•	management of physical card issuance programs

•	accounting for and management of cardholder transactions

•	management tools allowing card issuers to manage the risk profile of their portfolio

•	PayWare CMS Acquirer provides merchant acquirers/processors with a back office merchant accounting, settlement and management system and supports multiple payment instruments. PayWare CMS Acquirer provides the following functionality:

•	flexible, customized management of merchant accounts

•	accounting for and management of merchant transactions

•	PayWare Acquirer is a secure integrated payment gateway and a hosted merchant PoS payment engine. It provides financial institutions and payment service providers with the functionality required to authorize, capture, route, settle and bill payment card transactions in both the physical and virtual world. PayWare Acquirer supports multiple payment instruments and the latest card association authentication protocols. The product’s core capabilities include:

•	transaction authorization functionality using a choice of protocols

•	data capture functionality using a choice of protocols

•	value added services such as multi-currency acquiring services, storefront integration and browser based transaction management tool

•	remote deployment, update and configuration of merchant applications

•	support and implementation of key security protocols

•	PayWare GiftCard is an electronic gift card solution that enables retailers and specialist gift card providers to take control of their gift card program. The product’s core capabilities include:

•	PayWare GiftCard is a comprehensive gift card management system designed to enable retailers and specialist gift card providers to design, launch and operate an end-to-end electronic gift card program in-house.

•	A variety of innovative products can be designed including gift cards, corporate incentive cards, wedding list cards and employee bonus cards. With a broad range of configurable parameters and an easy to use interface, PayWare GiftCard helps retailers to design unique gift card products both quickly and easily.

•	As an in-house electronic gift card solution, PayWare GiftCard gives retailers more control over their customer information, greater flexibility over the variety of programs they can offer and a return on investment superior to either paper-based gift certificates or outsourced electronic gift cards.

Merchant Focussed Solutions

The Company’s solutions for the merchant market are designed to meet requirements for accepting payments and processing transactions in a variety of merchant environments including retail, call centers, mail order and on the Internet as well as provide transaction management solutions for all types of payment transactions, including card-based, check and cash payments.

The Company’s PayWare suite of products for the merchant market includes:

•	PayWare Merchant is a comprehensive card payment server solution that allows merchants to accept card payments through electronic-point-of-sale systems, call centers and the Internet. It contains the following functionality:

•	rapid online authorization and automatic settlement

•	EMV chip and PIN processing

•	secure monitoring and reporting

•	scalable, resilient and fault tolerant

•	supports multicurrency including dynamic currency conversion (DCC)

•	PayWare ReconNET provides a comprehensive transaction management, account reconciliation and risk management solution for merchants, banks and financial service providers. Merchants accept payments in all forms of currency and tender types, including debit and credit cards, cash and checks, gift certificates and many new forms of payments such as gift cards. Regardless of the payment method, the merchant needs to ensure the information recorded at the store, point-of-sale, matches up with the deposits that are made at the bank. This system streamlines the identification, workflow management and resolution of financial transaction exceptions. This includes the reconciliation and exception management of disbursements, suspense accounts, lock box, etc. It also allows customers to audit and manage their bank fee expense through our Bank Fee Analysis module.

•	PayWare TNS ( Transaction Network Service) automates the retrieval, processing, aggregation and delivery of all transaction data in daily bank statements. This enables merchants to securely access validated critical financial transaction data from over 1,000 US banks. This product was acquired as part of the acquisition of DataFlow Services in November 2003. Trintech migrated its pre-existing customers for Statement Delivery Services to the acquired product.

•	PayWare PrePay enables electronic pre-pay or top-up for a subscriber account and can be used for cellular pre-pay, long distance calling cards, pre-paid payment cards, utility and housing payments and gift/online stored value cards. This product is designed to allow merchants and telecommunications operators to reduce their costs of distributing top-up vouchers and allow for the management of customer accounts electronically. It provides the following functionality:

•	fully configurable to support a range of top-up transaction types (On-line / Off-line PIN)

•	comprehensive transaction analysis and reporting

•	credit checking/ merchant balance handling

•	handles multiple network operators

•	PayWare SmartPIN is a comprehensive solution that enables retailers to accept EMV Chip and PIN cards at point-of-sale. This comprehensive solution comprises a number of components including PoS hardware, integration tools, estate management systems (EMS) and payment authorization software. Key features of this solution are:

•	certified by EMV, VISA PED and ZKA

•	caters for point-of-sale, unattended and wireless environments

•	easy integration with retailer PoS systems

PoS Terminals and PIN Pads

The Company’s range of PoS terminals and PIN Pads enable retailers to accept payments at point-of-sale. Trintech PoS terminals capture magnetic swipe and chip-based card payments as well as prepay and gift card transactions. PIN Pads allows cardholders to validate themselves by entering a personal identification number (PIN) rather than by signature. Trintech also provides a range of terminal application software, software development kits (SDK) and an estate management system (EMS) for remote and centralized support of deployed devices. This product line has historically been the foundation of the Company’s sales and long-term relationships with banks, transaction processors and merchants in Germany.

•	Compact 9000 range of PoS terminals provides a versatile and secure point-of-sale platform for card payments, prepay and gift cards across a range of retail sectors either in stand-alone or networked installations. It has a high speed thermal printer and uses a new modular software architecture which facilitates the future deployment of new payment applications. Key features include:

•	large, easy-to-read back-lit graphic display

•	easy-to-use and reliable magnetic swipe card reader

•	smart card reader compliant with international EMV standards

•	high speed processor

•	modular software architecture with an easy-load printer

•	Compact 9400i GPRS is a recent and significant variant of the Compact 9000 range which uses the GPRS mobile phone network to connect to authorization and payment hosts. GPRS is fast, reliable and also more cost-effective compared with traditional dial-up communications. This product has also enabled retailers to deploy terminals in locations that have no land line communications such as newsagent stands, kiosks, snack bars and exhibition stands.

•	Compact 950-PP is a highly secure PIN Pad with integral chip card reader. It allows retailers to accept chip cards, including international EMV payment cards, and allows the cardholder validate themselves by entering a PIN number securely. This product supports industry public key encryption standards including DES, Triple DES and RSA. The current model has the following features:

•	certified to accept international EMV chip cards

•	certified to accept a range of national debit and electronic purse schemes

•	tamper proof and tamper evidence features to detect manipulation

•	online and offline PIN verification

•	Smart 5000 is a high performance PINPad designed to meet the requirements of chip card acceptance and secure PIN entry and point-of-sale. This device has a card reader that reads both chip cards and magnetic swipe cards and is designed to meet the needs of retailers who want to handle both traditional magswipe cards and new chip payment cards in the same manner:

•	combined chip and magnetic stripe card reader

•	certified to accept international EMV chip cards

•	fast transaction speeds

•	non-proprietary open Linux platform

•	approved by VISA and ZKA as being tamper proof

•	OpenPay 3000 is a range of unattended payment terminals designed to enable payments in a range of unattended environments including: pay-at-pump system, vending machines, kiosks, parking machines and self-scanning checkouts in retail. At the heart of the OpenPay range is a secure payment module that can be supplied to OEM customers to payment enable a wide range of devices. Key features of OpenPay include:

•	easy integration into new and existing equipment

•	vandal resistant and weather-proof keyboard

•	flexible and powerful LINUX platform

•	certified to accept EMV card payments

•	PayWare EMS is a new and comprehensive management system that enables easy remote management of a distributed estate of devices and terminals. It ensures that entire estates of deployed devices and terminals can be centrally managed and control both the software and configuration on individual devices. PayWare EMS caters for a variety of terminal applications including payment, e-topup, EMV and PIN.

Services

To complement and support the Company’s product offerings, we provide the Company’s customers with the following services:

•	Consulting services. The Company’s consulting team provides comprehensive project management, using sophisticated methodologies and tools to identify customers’ business objectives and requirements for e-payment solutions. We implement these solutions with the Company’s customers according to mutually agreed plans and milestones. We also provide in-house product consultation, and provide technical services to design or enhance the Company’s customers’ existing information technology infrastructure.

•	Educational and training services. We offer educational and training programs targeted specifically at users and administrators of the Company’s customers’ information technology systems. These programs are tailored to provide customers with the technical knowledge to operate the Company’s e-payment solutions. Additionally, seminars and other educational initiatives are available on an ongoing basis to assist the Company’s customers in staying current with advances in the e-payment industry.

•	Customization and implementation services. We provide customization services to customize or configure the Company’s solutions to meet the Company’s customers’ particular needs and to integrate the Company’s products into their other processing, accounting and communications systems. The Company’s experienced professional services engineers also perform on-site implementation services to manage, in conjunction with the Company’s customers’ information technology resources, the implementation of their new systems through the testing and acceptance phases of the overall implementation plan.

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

The Company’s software is developed using Java, C, C++, COBOL, Power Builder and web programming languages and standards, and incorporates the following features:

•	System Architecture. The Company’s products are modular in design and flexible in implementation, so that they can be rapidly adapted to address specific customer requirements. We employ an object oriented systems architecture, allowing us to add and re-use functionality across existing and new products, lowering the Company’s product development costs. The Company’s modular design can improve the Company’s time to market for new products.

•	Security and encryption. Due to the sensitive nature of the data handled by the Company’s products, we have developed significant expertise in encryption technology. This infrastructure incorporates advanced security algorithms including DES, Triple DES and RSA private/public key and other advanced proprietary algorithms.

•	Protocols and infrastructure. It is critical that the Company’s products be interoperable with a wide range of payment networks and customer information technology systems. The Company’s products therefore feature advanced application programming interfaces, or APIs, to facilitate interoperability with payment systems and applications. The Company’s products also support a variety of communications protocols, including Internet and telecommunications protocols such as X.25, ISDN and ATM, as well as specific bank authorization and settlement protocols.

•	Support of widely accepted technologies. The Company’s products are configured to run on operating systems and to support databases widely adopted by the e-payment and transaction management industry. This includes the Linux, Windows and UNIX operating systems and Oracle and Microsoft databases. They are also designed to integrate easily with enterprise resource planning software systems, such as the SAP R/3 system.

Customers

We have a customer base of over 1,265 banks, financial transaction processors, card associations, card companies, payment service providers, merchants and technology companies. From inception through January 31, 2004, we had shipped over 230,000 electronic PoS systems and over 8,000 licenses of secure payment and transaction management software. Our top revenue generating customers in fiscal 2004, by customer segment, are as follows:

Financial Transaction Processors	Merchants
Bank of America	Next plc
Bankart	Wilkinsons
Tatra	Makro SSW Ltd
Citibank	Whitbread Group plc
Halifax Bank of Scotland	The Vanguard Group
Woolwich Plc	Cingular Wireless
Telekurs Card Solutions	7-Eleven
Micros Fidelio

PrePay Processors	Point-of-sale Processors
EVS GmbH	ADT Secured Payments
Pre Solutions	Fiducia Cash
Post TS (eCommercell)	Deutsche Verkehrs Bank Zentrale
Pay Center BV	Symbol Technologies

Sales and Marketing

The Company’s sales and marketing efforts are targeted at three principal regions:

•	Europe, Middle East and Africa,

•	North and South America, and

•	the Asia-Pacific region

The Company’s principal market is the USA, which represented 44% of the Company’s total revenue in fiscal 2004. Historically, the Company’s principal market was Germany, which accounted for 39% of the Company’s total revenue in fiscal 2002. Revenue in Germany declined in fiscal 2003 due to the Company’s customers experiencing weaker than expected demand from the German retail sector for PoS solutions as a result of a weakening German economy and a fall off in demand post euro implementation.

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

The Company’s direct sales accounted for approximately 95% of the Company’s total revenues in fiscal 2004. At January 31, 2004, we employed 45 direct sales people who primarily target card associations, banks, financial transaction processors, telecommunications operators and large merchants.

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

International Turnkey Systems (ITS). The Company’s non exclusive reseller agreement with ITS gives them the non-exclusive right to distribute the Company’s PayWare Acquirer product in the Middle East. This allows us to indirectly target customers in the region to support our direct sales effort.

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

Research and Development

We believe that the Company’s future success will depend in large part on the Company’s ability to enhance and expand the Company’s technologies. We intend to continue to develop innovative payment and transaction management solutions to respond to the needs of the Company’s customers in this rapidly changing industry, particularly where we believe we can leverage our existing product set. We intend to offer products that interoperate with a variety of new and emerging acceptance channels and communication and security protocols. We have developed the Company’s products both independently, through the Company’s research and development team, through funded development projects and acquisition. From time to time, we have acquired or licensed technology from third parties.

Each of the Company’s development centers has been chosen for its combination of access to global markets, local product knowledge and the availability of skilled personnel. We have now concentrated research and development in the following centers:

•	Dublin, Ireland: electronic PoS systems and payment software including encryption and authentication

•	Dallas, Texas: transaction management products and services

•	Montevideo, Uruguay: card issuance and card management solutions

•	London, United Kingdom: mobile phone prepay products and merchant payment software

For the year ended January 31, 2004, and January 31, 2003 approximately 19% and 24% of the Company’s revenues were dedicated to research and development expenses respectively. The reduction in research and development expenditure from fiscal 2003 to fiscal 2004 was primarily due to involuntary staff reductions of personnel formerly focussed on developing our electronic commerce products that had reached technological maturity and a reduced investment in products where the market opportunity had not yet developed or the market has not yet expanded due to economic conditions.

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

Raw Materials

Our third party manufacturer purchases many sophisticated components and products from one or a limited number of qualified suppliers. Our products utilize industry-standard and semi-custom components and subsystems. While such components are generally available, we have experienced delivery delays from time to time because of high industry demand or the inability of some vendors to consistently meet our quality or delivery requirements.

Seasonality

Although we do not consider our business to be highly seasonal, we generally experience the greatest demand for our products and services in the last quarter of the year and also in the last month of each quarter.

Competition

The payment and transaction management industries are highly competitive, and we expect competition to increase as other companies introduce electronic PoS system products and payment and transaction management software. The delivery of EMV solutions has also led to some partnering with traditional competitors as retailers choose solution components from multiple competitive vendors.

In the electronic PoS systems market, we principally compete with Dione, VeriFone, Ingenico, Hypercom and Thales/Krone. Indirectly, we also compete with local firms that offer country-specific alternatives. In addition, several of the Company’s electronic PoS system products compete with software solutions designed by the Company’s customers’ in-house engineering departments and others. Competition has in the past caused us to reduce the average selling prices of the Company’s electronic PoS systems, and we expect this trend to continue.

In secure e-payment and transaction management software markets, the competitive landscape varies by product line. There is no competitor that we compete with across all product lines. However, we do compete with Transaction System Architects (TSAI) in a number of different areas. We also compete with Checkfree, Pegasystems, ValueLink, Card Tech Limited and Chesapeake Systems Solutions for individual products. Additionally, we experience significant competition from existing and potential customers that develop, implement and maintain their own proprietary payment solutions relating to the Company’s payment software solutions for both the physical world and the Internet.

We compete primarily on the basis of the following:

•	product capabilities and technical features

•	product performance and effectiveness

•	price

•	support of industry standards

•	ease of use

•	customer technical support and service

We believe that we compete favorably in each of these markets based on these factors. However, in particular cases, the Company’s competitors may offer electronic PoS system products or payment software with functionality that is sought by the Company’s prospective customers and which differs from that offered by us. Several of the Company’s competitors have also in the past distributed, and may in the future distribute, products in pilot programs at low-cost or below-market prices.

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

Intellectual Property and Proprietary Rights

The Company’s success is dependent on the Company’s proprietary software technology. The Company relies on a combination of patents, contractual rights, trade secrets, copyright law, non-disclosure agreements and trademarks to establish and protect the Company’s proprietary rights in the Company’s products and technologies. The Company’s patents include the following:

Field of Application	Regions Issued	Regions Pending
Electronic field of point-of-sale security system incorporated in Compact	Ireland, U.S. and Japan	European Union

Secure merchant transaction software incorporated in PayWare merchant product range	Ireland	European Union

Secure bank/financial transaction processor software incorporated in PayWare Acquirer	Ireland	European Union and U.S.

Secure card issuing software incorporated in PayWare Issuer	—	European Union

High security anti-tamper technology incorporated in Pin Pad	—	European Union and U.S.

A hand-held point-of-sale terminal	—	Ireland

Secure dispute resolution technology incorporated in PayWare Resolve	Ireland	European Union and U.S.

Secure Pay technology to be incorporated in Smart 5000	—	Ireland, European Union and U.S.

These issued patents and the pending patent applications cover key areas of the Company’s e-payment software for payment card transactions in the physical world and over the Internet, as well as the Company’s electronic PoS system products.

The Company’s registered trademarks include the following:

Trademark	Regions Issued	Regions Pending
Trintech	United States	Ireland

Trintech—The Secure Way to Pay	European Union, United States	Ireland

PayWare	European Union, United States	—

PayWare Resolve	European Union	United States

ReconNET	—	United States

PayWare Guardian	—	European Union, United States

Compact 9000	European Union	—

PayWare Acquirer	European Union	—

Making Payments Pay	—	European Union

WINEFT	United Kingdom	—

PayGate	European Union, United States	Ireland

Pay Purse	European Union, Ireland, United States	—

S/PAY	—	United States

Exceptis Technologies	—	European Union

In addition to the Company’s patents, trademarks and technology licenses, we have developed a significant portfolio of copyrights, know-how and trade secrets during the Company’s 17 years of experience developing solutions for the payment industry.

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

Trintech Group Finance Limited, a wholly-owned subsidiary, is a limited liability company having a share capial incorporated under the laws of the Cayman Islands. All of the outstanding capital stock of Trintech Group Finance Limited is owned by the Company. The principal activity of Trintech Group Finance Limited is the management of the Company’s surplus cash and the Company’s investments in marketable securities.

Trintech S.A., a wholly-owned subsidiary, is a Uruguay corporation. All of the outstanding capital stock of Trintech S.A. is owned by Trintech Group Finance Limited. The principal activity of Trintech S.A. is the development of e-payment software.

Trintech Limited (formerly Checkline plc), a wholly-owned subsidiary, is incorporated in the United Kingdom. All of the outstanding capital stock of Trintech Limited is owned by the Company. The principal activity of Trintech Limited is the sale of electronic PoS system products and payment software.

Exceptis Technologies Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the outstanding capital stock of Exceptis is owned by the Company. Exceptis Technologies Limited is a provider of Internet enabled payment infrastructure solutions for fraud prevention, automated payment card dispute resolution and risk management for card issuers, financial transaction processors and acquirers

J Driscoll & Associates Inc., a wholly-owned subsidiary, is a Texas corporation. All of the outstanding capital stock of J Driscoll & Associates Inc. is owned by the Company. The principal activity of J Driscoll & Associates Inc. is the development and sale of transaction management software.

CW & Associates, Inc, doing business as DataFlow Services, is a wholly-owned subsidiary and is a Texas corporation. All of the outstanding capital stock of CW & Associates, Inc. is owned by the Company. CW & Associates, Inc. is the provider of a data delivery service supporting customer’s bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form.

D. Description of Property

The Company’s principal development center and the Company’s principal European executive and administrative offices are located in Dublin, Ireland. The Company’s principal trading offices for North and South America are located in Dallas, Texas. We also have offices for development, sales and marketing personnel in Frankfurt, Germany; Dallas, Texas; London, England; and Montevideo, Uruguay. The facilities in San Mateo, California and Miami, Florida are subleased to third parties.

As at January 31, 2004 we leased the facilities described below:

Description	Square Footage	Used by The Company	Sub-leased	Available For sub-lease	Earliest lease termination date
Ireland
Dublin—Facility 1	22,500	22,500			2006
Dublin—Facility 2	29,400	9,067	20,333		2009
Dublin—Facility 3	8,500			8,500	2014

USA
Dallas Facility 1	22,000	22,000			2006
Dallas Facility 2	5,019	5,019			2005

San Mateo	7,250			7,250	2004

Miami	1,210			1,210	2005

United Kingdom	9,935	9,935			2005

Germany	6,237	6,237			2004

Uruguay	2,800	2,800			2008

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

From the Company’s organization through 1995, we developed and marketed electronic PoS systems and e-payment software for payment card transactions in the physical world. In early fiscal 1997, we launched the Company’s first products for Internet e-payment transactions. Following early success in the Internet e-payment industry, the Company completed an Initial Public Offering in September 1999. During 2000, the Company made four acquisitions to build market presence and add complementary product functionality.

Beginning in late fiscal 2001, the payments industry experienced a broad economic downturn. This initially impacted the Company’s software and services segment, particularly Internet payment solutions. The impact of this slowdown in growth for Internet payment solutions was partially offset by continued growth in the PoS business segment in Europe as a result of continued investment in payment solutions in advance of the introduction of the euro. However, once the euro was launched, the general economic slowdown did impact the Company’s European business, particularly the Company’s German customers, starting in early fiscal 2003. Revenue from customers located in Germany reduced from US$26.7 million in fiscal 2002 to US$8.2 million in fiscal 2003. As a result, the Company’s total revenues reduced by 37% from fiscal 2002 to fiscal 2003.

In response to this downturn, management’s strategy was to focus development and sales efforts on products with the greatest earnings potential and position the Company for growth when economic conditions improved.

Investment was reduced in products where the opportunity had not yet developed or the market had not yet expanded due to the economic downturn. As a result, the Company commenced a restructuring program in fiscal 2002. Restructuring costs of approximately US$5.3 million in fiscal 2002, US$4.3 million in fiscal 2003 and US$745,000 in fiscal 2004 were incurred in respect of involuntary staff terminations and abandoned lease payments.

The growth in eCommerce had lead to a significant increase in the volume of disputed credit card transactions for Internet purchases. The Company experienced growth for its PayWare Resolve product and continued to invest in this product during the downturn. Also, the Company continued to grow demand for and invest in its transaction management product, PayWare ReconNET. Revenue growth for these products partially mitigated the revenue decrease for the Internet payment products in fiscal 2002 and the PoS systems products in fiscal 2003. During fiscal 2004, the Company successfully stabilized its revenue base and ended the year with revenues of $43.1 million, a slight increase over fiscal 2003 revenues of $42.9 million.

Building on the success of PayWare ReconNET in North America, the Company continued to develop new products and services during fiscal 2004 to service customer demand for transaction management solutions in Europe. The Company continued to invest in PayWare Resolve and started an investment program to develop new PoS payment products and licensed intellectual property to third parties in response to demand being generated for retail point of sale solutions by the introduction of the EMV standard, particularly in Europe.

To further its transaction management products, the Company announced the release of ReconNET 6.5, in March 2003, with new features like Advanced ACH and the web-enabled Remote Researcher. Additionally, Trintech launched its web-enabled ReconNET Bank Fee Analysis 6.6 system. To expand the Company’s product offering in the transaction management business, Trintech announced the availability of its new Statement Delivery service for business access to commercial bank account data. Following on from this announcement, Trintech expanded its position in the market by acquiring CW & Associates, Inc, doing business as DataFlow Services, a private company, for a total consideration of approximately US$3.9 million, subject to final adjustment relating to performance related deferred contingent consideration, effective November 1, 2003. DataFlow, based in Dallas, provides a data delivery service supporting customer’s bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form. DataFlow employed 39 staff at the time of acquisition and serviced approximately 90 customers, of which 60 are also Trintech FMS customers. Trintech recognizes revenue generated from the acquired DataFlow products as services revenue.

In tandem with the growth in transaction management solutions, the planned introduction of the EMV standard in 2005 started to generate early demand for new PoS solutions. In response to this emerging growth opportunity, the Company has recently focussed its development efforts on designing PoS systems that satisfy the EMV standard. In April 2003 the Company released its first new PoS system to meet the EMV standard.

In November 2003, Trintech announced that it had achieved German ZKA (Zentraler Kreditausschuss) approval for its OpenPay Architecture for use in the Smart 5000 PIN Pad terminal and its new range of OEM payment security technology products. This was the first approval of its kind for a PIN Pad device using a LINUX open standard operating system. In December 2003, a new range of secure payment solutions, OpenPay 3000, for outdoor and unattended payment environments was introduced, addressing the requirements of “pay-at-pump” for petroleum companies, product and ticket vending machines, parking and prepaid mobile recharge applications.

Today, the Company’s revenue is primarily derived from three sources:

Product Revenue. Product revenue, which represented 24% of the Company’s total revenue in fiscal 2004, is derived from sales of the Company’s electronic PoS system products, primarily the Compact 9000 family of PoS devices and the Compact 950-PP pin pad.

License Revenue. Software license revenue, which represented 53% of total revenue in fiscal 2004, is derived from license fees from the Company’s e-payment software products for payment card transactions and from the Company’s transaction management software, and the provision of related support and maintenance services to customers.

We also license the Company’s software on a recurring rental basis. Customer support and maintenance fees are established as a percentage of the software license price, typically 18% per year, and are generally paid quarterly.

Service Revenue. We derive service revenue, which represented 23% of total revenue in fiscal 2004, from consulting services, educational and training services and customization and implementation services. We also recognize revenue generated from the acquired DataFlow products as services revenue.

Total revenue from customers in the United States was US$18.9 million in fiscal 2004, US$17.5 million in fiscal 2003 and US$21.4 million in fiscal 2002. This represented approximately 44% of total revenue in fiscal 2004, 41% of total revenue in fiscal 2003 and 31% of total revenue in fiscal 2002. Total revenue from customers located in Germany was US$6.9 million in fiscal 2004, US$8.2 million in fiscal 2003 and US$26.7 million in fiscal 2002. This represented approximately 16% of total revenue in fiscal 2004, 19% of total revenue in fiscal 2003 and 39% of total revenue in fiscal 2002. Total revenue from customers located in Europe, excluding Germany, was US$15.5 million in fiscal 2004, US$14.4 million in fiscal 2003, and US$15.2 million in fiscal 2002. This represented approximately 36% of total revenue in fiscal 2004, 34% of total revenue in fiscal 2003 and 22% of total revenue in fiscal 2002.

Cost of product revenue includes outsourced manufacturing costs, and packaging, documentation, labor and other costs associated with packaging and shipping the Company’s electronic PoS system products. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived and the cost of providing after-sale support and maintenance services to customers and the costs of amortized purchased technology. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers and the cost of labor and related banking and communication costs associated with the retrieval of customer data in connection with the Company’s transaction services product.

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

A significant portion of the Company’s revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations resulting primarily from fluctuations in the U.S. dollar and the euro and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and, in particular, on a quarterly basis. As a result of such currency fluctuations, we recognized exchange gains of US$79,000, US$771,000 and US$523,000 in fiscal 2004, 2003 and 2002, respectively. From time to time we have in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. We expect to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

Acquisition History

On August 25, 2000, the Company acquired the outstanding shares of Checkline plc, a privately held company in the United Kingdom, for total consideration of approximately US$39.3 million subject to final adjustment relating to performance related deferred consideration. The consideration as at January 31, 2004, totaled US$41.1 million. A further US$1.25 million may become payable to the former stockholders of Checkline plc if agreement on certain performance criteria being met is reached. This payment would result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded. Checkline was a transaction processing and electronic card payment company.

On November 15, 2000, the Company acquired substantially all the assets of Sursoft, a privately held company in Latin America, for total consideration of approximately US$11.0 million subject to final adjustment relating to performance related deferred consideration, which was finalized in March 2003. Under the terms of the finalized agreement, the Company paid approximately US$451,000 to Sursoft shareholders in April 2003. In addition, the Company will be required to pay an additional final amount of either US$150,000 contingent on the achievement of agreed performance criteria or US$100,000 during the year ending January 31, 2005. The final agreement reduced the total estimated consideration of US$11.4 million at January 31, 2003, to approximately US$10.3 million, a reduction in deferred consideration of approximately US$1,149,000. Sursoft specialized in payment card and merchant management software for credit, debit or smart cards.

On November 20, 2000, the Company acquired Exceptis Technologies Limited, a privately held company in Ireland, for total consideration of approximately US$16.5 million subject to final adjustment relating to performance related deferred consideration and total amount of liabilities assumed. The final consideration totaled US$18.1 million. During January 2003, in connection with the acquisition of Exceptis Technologies Limited, the Company recognized a charge in its Consolidated Statement of Operations in relation to an adjustment of acquisition liabilities, primarily relating to lease abandonment costs, of approximately US$427,000. Exceptis Technologies was a leading provider of business to business and business to customer Internet enabled payment infrastructure solutions for fraud prevention, automated payment card dispute resolution and risk management for card issuers, financial transaction processors and acquirers.

On December 29, 2000, the Company acquired the primary assets of Globeset Inc., a privately held company in the U.S., for total consideration of approximately US$33.9 million subject to final adjustment based on the total amount of liabilities assumed. In January 2003, the total consideration was reduced by approximately US$1.0 million due to the adjustment of an assumed liability in connection with the acquisition of Globeset. The final consideration totaled US$35.6 million. Globeset was a supplier of secure payment infrastructure services and products for buyers, sellers and financial-service providers.

On November 13, 2001, the Company acquired VeriFone’s secure payment infrastructure and Internet payment ePS product line, for total consideration of US$3.4 million. VeriFone’s ePS product line is a complete e-commerce payment management solution aimed at large retailers, financial institutions, network operators and other multiple service providers.

The Company recognized goodwill impairments of US$36,540,000 and US$12,849,000 for the years ended January 31, 2002 and 2003, respectively, in connection with these acquisitions, more fully described below in Results of Operations on page 40 and in Note 20 of the Financial Statements.

On November 1, 2003, the Company acquired the outstanding shares of CW & Associates, Inc, doing business as DataFlow Services, a privately held company in the U.S., for a total consideration of approximately US$3.9 million subject to final adjustment relating to performance related contingent consideration. In addition, the Company will be required to pay additional performance related contingent consideration equal to fifty percent of profits, as defined in the purchase agreement, earned by the acquired business for each of the financial years ending January 31, 2005 and January 31, 2006. The additional contingent consideration is subject to certain top-up provisions from profits for the year ending January 31, 2007 if the aggregate payments under the provisions for fiscal 2005 and fiscal 2006 are less than US$2.5 million. These payments, will result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded. Separately, the vendor of CW & Associates, Inc, purchased 150,000 ADSs for a total cash consideration of US$570,000. CW & Associates, Inc., based in Dallas, Texas, provides a data delivery service supporting customers’ bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form. This acquisition will allow the Company to further develop its products and services offering in the transaction management industry.

Critical Accounting Policies and Estimates

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

For product sales and software license agreements that do not require significant modification or customization of the software, we recognize revenue when the following conditions have been met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	our fee is fixed or determinable; and

•	collectibility is probable.

If the Company provides services that are considered essential to the functionality of the software products, both the license revenue and the service revenue are recognized based on the total license and service fees under the agreement and the percentage of completion achieved. The percentage of completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization of similar software and delivery of similar services and are reviewed and updated regularly by management. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor rates, utilization and efficiency variances and specification and testing requirement changes.

One of the critical judgments we make is the assessment that “collectibility is probable”. Our recognition of revenue is based on our assessment of the probability of collecting the related accounts receivable balance on a customer-by-customer basis considering past payment history and credit history. The timing or amount of revenue recognition may have been different if different assessments of the probability of collection had been made at the time the transactions were recorded in revenue. In cases where collectibility is not deemed probable, revenue is recognized at the time collection becomes probable, which is generally upon receipt of cash.

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

Revenue for services is recognized as the services are performed where those services are provided on a time and materials basis. Revenue for the Company’s transaction services product is recognized as the services are delivered to customers. Fair value of services is based upon separate sales of these services. The determination as to whether services involve significant production, modification or customization of the underlying software code is a matter of judgment and can materially impact the timing of revenue recognition. Where services are being provided on a fixed price contract, the revenue is accounted for in conformity with the percentage-of-completion contract accounting method, using reasonable estimates as to the project work completed as described above.

Revenue from maintenance and support agreements are recognized on a straight-line basis over the period to which it relates, which is typically one year. First-year maintenance typically is sold with the related software license and renewed on an annual basis thereafter. For such arrangements with multiple obligations, we allocate revenue to each component of the arrangement based on the fair value of the undelivered elements. Fair values of ongoing maintenance and support obligations are based on separate sales of renewals to other customers or upon renewal rates quoted in the contracts when the quoted renewal rates are deemed to be substantive.

Significant management judgments and estimates must be made in connection with determination of the revenue to be recognized in any accounting period. If we made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result.

Allowance for doubtful accounts. The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectibility of specific customer accounts and the aging of accounts receivable. We maintain an allowance for doubtful accounts at an amount we estimate to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when we assess the realizability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, we record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. For the remaining customers, we recognize allowances for doubtful accounts based on the length of time the aggregate receivables are outstanding, the current business environment and historical experience. Alternatively, if the financial condition of our customers were to improve such that their ability to make payments was no longer considered impaired, we would reduce related estimated reserves with a credit to the provision for doubtful accounts.

Inventory reserves. Inventory purchases and commitments are based upon future demand forecasts. The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. If there is a significant decrease in demand for the Company’s products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase the Company’s inventory allowances and the Company’s gross margin could be adversely affected.

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

Warranty reserves. We accrue warranty liabilities at the time of sale for the estimated costs that may be incurred to provide warranty services. Factors that affect the Company’s warranty liability include the number of installed units currently under warranty, historical and anticipated rates of warranty claims on those units, and cost per claim to satisfy the Company’s warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company’s estimated warranty obligation. Other factors include repair parts and labor rates. Repair parts are generally already in stock or available at pre-determined prices, and labor rates are generally arranged at pre-established amounts with service providers. Warranty claims are relatively predictable based on historical experience of failure rates. Each quarter, the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. If we were to experience an increase in warranty claims compared with the Company’s historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, the Company’s margins could be adversely affected.

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

Results of Operations

The following table presents the Company’s results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Year Ended January 31,
	2002	2003	2004
Revenue:
Product	38%	22%	24%
License	44	52	53
Service	18	26	23

Total revenue	100	100	100
Cost of revenue:
Product	28	26	18
License	15	21	12
Service	13	20	14

Total cost of revenue	56	67	44

Gross margin	44	33	56
Operating expenses:
Research and development	30	24	19
Sales and marketing	27	24	20
General and administrative	26	36	25
Restructuring charge	8	10	2
Amortization of purchased intangible assets	6	6	1
Amortization of goodwill	41	—	—
Impairment of goodwill and purchased intangible assets	56	39	—
Adjustment of acquisition liabilities	—	2	—
Adjustment of acquisition deferred consideration	—	—	(3)
Stock compensation	1	—	—

Total operating expenses	195	141	64

Income (loss) from operations	(151)	(108)	(8)
Other expenses:
Interest (income) expense, net	4	2	1
Exchange gain, net	1	2	0

Income (loss) before provision for income taxes	(146)	(104)	(7)
Provision for income taxes	—	—	—

Net income (loss)	(146)%	(104)%	(7)%

Fiscal Year Ended January 31, 2004 Compared To Fiscal Year Ended January 31, 2003

Revenue	Year Ended January 31, 2004	Year Ended January 31, 2003	Increase/(Decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)

Product Revenue	10,318	9,165	1,153	13%
License Revenue	22,867	22,418	449	2%
Service Revenue	9,886	11,273	(1,387)	(12)%

Total Revenue	43,071	42,856	215	1%

Revenue

Total Revenue. Although we have historically derived a significant portion of the Company’s total revenue from a small number of customers, in the year ended January 31, 2004 and in the year ended January 31, 2003, there was no customer which accounted for greater than 10% of the Company’s total revenue.

Product. The increase was attributable to an increase in revenue from the cellular pre-pay sector and due to demand in the U.K. market for product to enable processing of credit card payment under the new EMV(Europay-Mastercard-Visa) standard (a standard for chip card acceptance). Demand from the German EFT market remained weak during fiscal 2004. We believe there will continue to be weakness in demand from the German retail sector during the first half of fiscal 2005. However, growth of EMV may be positively impacted if the U.K. market adopts the EMV standard during fiscal 2005.

License. The Company maintained its revenue from e-payment and transaction management software products, including post sales support during fiscal 2004 compared to fiscal 2003. The increase in software license revenue was primarily due to the licensing of intellectual property included in our PoS product to a new US customer in the three months ended April 30, 2003. This represented a new revenue source for the Company, as it seeks to maximize the return on investment in building the intellectual property in its product set. We believe that software license revenues will increase in fiscal 2005 if the UK market adopts the EMV standard during fiscal 2005 and we continue to be successful in developing the market for our transaction management solutions.

Service. The decrease was due primarily to the cancellation, by mutual consent, of previously deferred contracted services projects by customers in the Middle East as a result of war in the region. Additionally, we have seen a continuation of a trend, which started in the first quarter of fiscal 2004, of lower services follow-on bookings as customers seek to achieve the full benefits of an installation before making new investments. We have been managing this through a reduction in services headcount, which has allowed us to preserve service margins. The decrease was also due to a reduction in sales of software licenses during the latter half of fiscal 2003, which resulted in reduced demand for consulting services. The decrease was partially offset by the inclusion of revenue generated by CW & Associates, Inc., doing business as DataFlow Services, from November 1, 2003, the date of acquisition. We believe that services revenue will grow in fiscal 2005 as we obtain the benefits of the integration of DataFlow Services.

Cost of Revenue

Cost of Revenue	Year Ended January 31, 2004	Year Ended January 31, 2003	Decrease from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Product	7,586	11,148	(3,562)	(32)%
License	5,313	9,248	(3,935)	(43)%
Service	6,020	8,456	(2,436)	(29)%

Total	18,919	28,852	(9,933)	(34)%

Total Cost of Revenue. The increase in total gross margin resulted from a reduction in expenditures in both labor costs and infrastructure as a result of the implementation of restructuring plans in fiscal 2003 and fiscal 2004, a reduction in amortization of acquired technology due to a write down in purchased technology assets following an impairment review during the fourth quarter of fiscal 2003 and due to the non-recurrence of exceptional provisions for loss in net realizable value for excess inventory recorded in the year ended January 31, 2003.

Product. The decrease in absolute dollars and as a percentage of product revenue, resulted from the non-recurrence of exceptional provisions for loss in net realizable value for excess inventory of US$3.0 million recorded in the year ended January 31, 2003 and due to a change in the product sales mix. Greater volume sales of higher margin product were sold in fiscal 2004 compared to fiscal 2003. In addition the decrease in absolute dollars was partially offset by the impact of the declining value of the dollar as against the euro and sterling, during fiscal 2004. For example, the cost of manufacturing the Company’s electronic PoS systems are denominated in euro and sterling. The decrease in value of the USD relative to these currencies has had a negative impact on the Company’s cost of product revenues during fiscal 2004.

License. The decrease in absolute dollars and as a percentage of license revenue resulted from a reduction in expenditures in both labor costs and infrastructure as a result of the implementation of restructuring plans and consolidation of our support and maintenance facilities during fiscal 2003 and to a lesser extent fiscal 2004, and due to a reduction in amortization of acquired technology. The reduction in amortization of acquired technology charge of US$3.6 million was due to a write down in purchased technology assets of approximately US$3.0 million following an impairment review during the fourth quarter of fiscal 2003.

Service. The decrease in absolute dollars and in percentage resulted primarily from involuntary staff terminations during the year. The decrease was partially offset by the inclusion of costs incurred by the inclusion of CW & Associates, Inc., doing business as DataFlow Services, from November 1, 2003, the date of acquisition.

Operating Expenses

	Year Ended January 31, 2004	Year Ended January 31, 2003	Decrease from prior year	Percentage change from prior year
	(U.S. dollars in thousands)

Research and Development	8,280	10,349	(2,069)	(20)%
Sales and Marketing	8,689	10,297	(1,608)	(16)%
General and Administrative	10,587	15,354	(4,767)	(31)%

Research and Development. The decrease in research and development expenses in the year ended January 31, 2004 was primarily due to a reduction in the number of research and development employees from 160 at January 31, 2003 to 136 at January 31, 2004. These staff reductions were primarily due to involuntary staff terminations during the year as a result of the technological maturing of the Company’s electronic commerce products and a reduced investment in products where the market opportunity had not yet developed or the market has not yet expanded due to economic conditions. Accordingly, we expect that research and development expenses will continue to decrease in absolute dollar terms and as a percentage of revenue during fiscal 2005.

Sales and Marketing. The decrease in sales and marketing expenses in the year ended January 31, 2004 was primarily due to a reduction in the number of sales and marketing employees from 63 at January 31, 2003 to 54 at January 31, 2004 and a reduction in commissions and travel costs. These staff reductions were primarily due to involuntary staff terminations during the year as a result of cost containment efforts initiated to align cost structures with the business. The decrease was also a result of a reduction in direct marketing activities.

General and Administrative. The decrease was as a result of reductions related to the closing of excess facilities in connection with cost containment efforts initiated to align cost structures with the business and a reduction in provisions for loss in net realizable value for accounts receivable.

Restructuring charge. The Company recorded restructuring charges of US$745,000 and US$4.3 million for the years ended January 31, 2004 and 2003, respectively. In fiscal year ended January 2003, restructuring charges related to costs associated with staff terminations and the closure of excess facilities as the Company concentrated on products with the highest earning potential. The company reduced its workforce by approximately 125 employees including the agreed resignation of John McGuire, the Company’s President, who resigned effective September 16, 2002, and closed facilities in Princeton, New Jersey; Philadelphia, Pennsylvania; and San Mateo, California. The restructuring charge in fiscal year ended January 31, 2004 primarily related to staff terminations in connection with our research and development facilities in Uruguay and Ireland, as the Company reduced investment in products where the market opportunity has not yet developed, or the market has not expanded, due to economic conditions. In connection with these activities the Company reduced its workforce by 19 people in the second quarter, 11 people in the third quarter and 5 people in the fourth quarter of fiscal 2004. As of January 31, 2004, accrued restructuring charges related to future lease commitments of US$285,000, which will be paid through fiscal 2006 and staff terminations of US$128,000 which were paid during February and March 2004. During the fourth quarter, the Company secured a new tenant for a suite in the San Mateo office enabling us to terminate our lease with the landlord. The Company continues to search for sub tenants for its remaining excess facilities, but given the short duration of the remaining lease terms and the current market for commercial real estate, is unlikely to find subtenants at reasonable rates.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of an acquired customer base, recorded in connection with the acquisitions in fiscal 2001. Amortization of purchased intangible assets was US$507,000 in the fiscal year ended January 31, 2004 compared to US$2.6 million in the fiscal year ended January 31, 2003, a decrease of 80%. The decrease was due to an increase in the estimated useful economic life of an acquired customer base and the subsequent reduction in amortization and a write down of purchased intangible assets of US$660,000, following an impairment review during the fourth quarter of fiscal 2003.

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

During the fourth quarter of fiscal 2004, the Company completed its annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142 and determined its recorded goodwill and other non-current assets intangible assets were not impaired as of January 31, 2004.

Adjustment of acquisition deferred consideration. Adjustment of acquisition deferred consideration was US$1,149,000 for the year ended January 31, 2004. Goodwill in connection with the Company’s acquisitions was written down to its estimated fair value following an impairment review during the fourth quarter of fiscal 2003. The adjustment was in connection with the acquisition of Sursoft. On November 15, 2000, the Company acquired substantially all the assets of Sursoft, a privately held company in Latin America, for total consideration of approximately US$11.0 million subject to final adjustment relating to performance related deferred consideration, which was finalized in March 2003. Under the terms of the amended agreement, the Company paid approximately US$451,000 to the Sursoft shareholders in April 2003. In addition, during the year ending January 31, 2005, the Company will be required to pay an additional final amount of either US$150,000 contingent on the achievement of agreed performance criteria or US$100,000. The amended agreement reduced the consideration from US$11.4 million to approximately US$10.3 million, a reduction in deferred consideration of US$1,149,000.

Stock Compensation. In the fiscal year ended January 31, 2004, there was no stock compensation charge recorded. In the fiscal year ended January 31, 2003, we recorded stock compensation of US$20,000 in connection with the exchange of unvested employee options on the acquisition of Exceptis Technologies Limited.

Interest Income (Expense), Net. Interest income (expense), net consists of interest income and interest expense. Interest income, net decreased US$448,000 to US$268,000 of interest income, net in the fiscal year ended January 31, 2004 compared to US$716,000 of interest income, net in the fiscal year ended January 31, 2003. The decrease was due to lower cash balances and lower interest rates.

Provision for Income Taxes. There was no provision for income taxes in the fiscal year ended January 31, 2004. In the fiscal year ended January 31, 2003 the provision for income taxes was US$108,000. The decrease was primarily due to a decrease in withholding taxes related to customer payments from Asia and South America.

Fiscal Year Ended January 31, 2003 Compared To Fiscal Year Ended January 31, 2002

Revenue	Year Ended January 31, 2003	Year Ended January 31, 2002	Increase/(Decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)

Product Revenue	9,165	26,104	(16,939)	(65)%
License Revenue	22,418	30,240	(7,822)	(26)%
Service Revenue	11,273	11,997	(724)	(6)%

Total Revenue	42,856	68,341	(25,485)	(37)%

Revenue

Total Revenue. The decrease was primarily attributable to the Company’s product customers experiencing weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in demand post euro implementation. In addition, the decrease was due to continued softness in the global IT market.

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

License. The decrease in software license revenue was due primarily to the ongoing fragile state of the global economy which resulted in slower payment infrastructure investment decisions and longer sales cycles.

Service. The decrease in service revenue in the fiscal year ended January 31, 2003 primarily resulted from a reduction in sales of software licenses, which resulted in reduced demand for consulting services and due to the war in Iraq which adversely impacted services revenues in the three months ended January 31, 2003.

Cost of Revenue

Cost of Revenue	Year Ended January 31, 2003	Year Ended January 31, 2002	Increase/(Decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)

Product	11,148	19,476	(8,328)	(43)%
License	9,248	10,448	(1,200)	(11)%
Service	8,456	8,681	(225)	(3)%

Total	28,852	38,605	(9,753)	(25)%

Total Cost of Revenue. The decrease in total gross margin was primarily as a result of the adverse impact of lower total revenues which impacted the margin due to the fixed nature of a significant portion of the Company’s cost of revenues and due to exceptional provisions for loss in net realizable value for excess inventory.

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

Operating Expenses

	Year Ended January 31, 2003	Year Ended January 31, 2002	Increase/(Decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)

Research and Development	10,349	20,597	(10,248)	(50)%
Sales and Marketing	10,297	18,719	(8,422)	(45)%
General and Administrative	15,354	17,891	(2,537)	(14)%

Research and Development. The decrease in research and development expenses in the year ended January 31, 2003 was primarily due to a reduction in the number of research and development employees from 250 at January 31, 2002 to 160 at January 31, 2003. These staff reductions were primarily due to involuntary staff terminations during the year as a result of the technological maturing of the Company’s electronic commerce products and a reduced investment in products where the market opportunity has not yet developed due to economic conditions.

Sales and Marketing. The decrease in sales and marketing expenses in the year ended January 31, 2003 was primarily due to a reduction in the number of sales and marketing employees from 77 at January 31, 2002 to 63 at January 31, 2003 and a reduction in commissions and travel costs. These staff reductions were primarily due to involuntary staff terminations during the year as a result of cost containment efforts initiated to align cost structures with the business. The decrease was also a result of a reduction in direct marketing activities, commission payments and travel costs.

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

Restructuring charge. The Company recorded restructuring charges of US$4.3 million and US$5.3 million for the years ended January 31, 2003 and 2002, respectively. The restructuring charge in fiscal year ended January 31, 2002 was due primarily to the overlap of positions and facilities as a result of Trintech’s acquisitions in fiscal 2001. In connection with these activities, we reduced the Company’s workforce by approximately 115 employees and closed facilities in Austin, Texas and Miami, Florida. In fiscal year ended January 2003, we recorded restructuring charges of US$4.3 million in relation to costs associated with staff terminations and the closure of excess facilities as the Company concentrated on products with the highest earning potential. The Company reduced its workforce by approximately 125 employees including the agreed resignation of John McGuire, the Company’s President, who resigned effective September 16, 2002, and closed facilities in Princeton, New Jersey; Philadelphia, Pennsylvania; and San Mateo, California. As of January 31, 2003, accrued restructuring charges related primarily to future lease commitments of US$1.3 million, which we expect to be paid through fiscal 2006.

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

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of purchased technology and acquired customer base, recorded in connection with the acquisitions in fiscal 2001. Amortization of purchased intangible assets was US$2.6 million in the fiscal year ended January 31, 2003 compared to US$3.9 million in the fiscal year ended January 31, 2002, a decrease of 34%. The decrease was due to a write down of purchased intangible assets of US$1.2 million following an impairment review during the fourth quarter of fiscal 2002 and due to the reclassification of non-current assets of US$1.5 million to goodwill on February 1, 2002, upon adoption of SFAS No. 142.

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

The Company has an unsecured overdraft facility of €2.5 million (approximately US$3.1 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 2.65% as at January 31, 2004. As of January 31, 2004 there was US$0 outstanding under the facility. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand. As of January 31, 2004, we had working capital of US$29.6 million, including cash and cash equivalents totaling US$36.9 million.

	2004	2003	2002
	(U.S. dollars in thousands)
Net cash provided by operating activities	1,551	38,331	12,486
Net cash used in investing activities	(7,460)	(2,553)	(21,486)
Net cash (used in) provided by financing activities	(197)	(479)	1,854
Cash and cash equivalents at the end of period	36,864	42,559	6,750

•	Net cash provided by operating activities

Net cash provided by operating activities was US$12.5 million, US$38.3 million and US$1.6 million for the years ended January 31, 2002, 2003 and 2004, respectively. Net cash provided by operating activities in the year ended January 31, 2002 resulted primarily from net sales of marketable securities of US$39.4 million, partially offset by a loss on operations, excluding the amortization of goodwill and intangible assets, and stock compensation, of US$21.5 million, and a decrease in the level of current liabilities of US$5.1 million. Net cash provided by operating activities in the year ended January 31, 2003 resulted primarily from net sales of marketable securities of US$48 million due to the transfer of marketable securities into cash and cash equivalents, partially offset by a loss on operations, excluding the amortization and impairment of goodwill and intangible assets, and stock compensation, of US$13.5 million, and a decrease in working capital of US$3.8 million. Net cash provided by operating activities in the year ended January 31, 2004 resulted primarily from a reduction in restricted cash deposits of US$1.9 million, a decrease in working capital of approximately US$2.5 million, partially offset by restructuring payments of US$1.6 million and a loss on operations, excluding depreciation, the amortization of intangible assets and the adjustment of acquisition deferred consideration of US$1.2 million.

•	Net cash used in investing activities

Net cash used in investing activities was approximately US$21.5 million, US$2.6 million and US$7.5 million for the years ended January 31, 2002, 2003 and 2004, respectively. Net cash used in fiscal 2002 was primarily related to payments made for the acquisition of the VeriFone ePS product line of US$3.3 million, payments relating to Globeset liabilities of US$9.5 million, payments relating to Checkline liabilities of US$365,000 and deferred consideration for the Company’s fiscal 2001 acquisitions for Sursoft of US$4.2 million and Exceptis Technologies Limited of US$1.3 million and the purchase of property and equipment of US$2.8 million. Net cash used in fiscal 2003 was primarily related to payments relating to Globeset liabilities of US$1.1 million and deferred consideration for the Company’s fiscal 2001 acquisitions for Sursoft of US$400,000 and

Exceptis Technologies Limited of US$763,000 and the purchase of property and equipment of US$283,000. Net cash used in fiscal 2004 was primarily related to payments relating to the acquisition of DataFlow Services of US$3.2 million and payments relating to Globeset and Exceptis Technologies Ltd. liabilities of US$2.4 million and US$149,000, respectively, and deferred consideration for the Company’s fiscal 2001 acquisitions for Sursoft of US$451,000 and the purchase of property and equipment of US$605,000.

•	Net cash (used in) provided by financing activities

Net cash provided by financing activities was approximately US$1.9 million for the year ended January 31, 2002. Net cash used in financing activities was US$479,000 and US$197,000 for the years ended January 31, 2003 and 2004. Net cash provided by financing activities in fiscal 2002 related to the net proceeds of the sale of shares in connection with the Company’s employee benefit plans, partially offset by principal payments on capital leases. Net cash used by financing activities in the year ended January 31, 2003 primarily related to principal payments on capital leases and the purchase of Trintech ordinary shares. Net cash used by financing activities in the year ended January 31, 2004 primarily related to the purchase of Trintech ordinary shares and principal payments on capital leases, partially offset by the net proceeds of the sale of shares in connection with the acquisition of CW & Associates, Inc., doing business as DataFlow Services, and the sale of shares in connection with employee benefit plans. In July 2001, 2002 and 2003, the Company’s shareholders approved an agreement which gave the Board the authority to engage in the repurchase of the Company’s outstanding Ordinary Shares. Under the program, up to US$5.0 million of Trintech’s Ordinary Shares could be acquired on the open market, or in negotiated or block trades. As of January 31, 2004, the Company had repurchased 617,956 shares at a cost of approximately US$652,000. As of January 31, 2004 approximately US$4.35 million remained available for future repurchases under this program.

As of January 31, 2004, contractual obligations relating to the Company’s facilities lease commitments totaled US$14.8 million, payable through fiscal 2015, including future minimum payments for abandoned properties, which have been provided for of US$981,000. The Company has estimated it will incur US$11.8 million in net payments over the remaining period of the leases of which US$2.6 million will be paid out in fiscal 2005 and US$9.2 million thereafter.

We have no material commitments for capital expenditures or strategic investments. Under the terms of the Company’s acquisition agreement to acquire Checkline plc, we will be required to pay up to US$1.25 million to the former stockholders of Checkline plc if agreement on certain performance criteria being met is reached.

Under the terms of the Company’s acquisition agreement with Sursoft, amended in March 2003, the Company paid approximately US$451,000 to Sursoft shareholders in April 2003. In addition, the Company will be required to pay an additional final amount of either US$150,000 contingent on the achievement of agreed performance criteria or US$100,000 during fiscal 2005.

Under the terms of the Company’s acquisition agreement to acquire CW & Associates, Inc., the Company will be required to pay additional performance related contingent consideration equal to fifty percent of profits, as defined in the purchase agreement, earned by the acquired business for each of the financial years ending January 31, 2005 and 2006. The additional contingent consideration is subject to certain top-up provisions from profits for the year ending January 31, 2007, if the aggregate payments under this provision for fiscal 2005 and fiscal 2006 are below US$2.5 million.

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

D. Trend Information

For a discussion of significant recent trends in the Company’s financial condition and results of operations, please see Item 5.A “Operating and Financial Review and Prospectus—Operating Results” and 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

E. Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

F. Tabular Disclosure of Contractual Obligations

The table below presents the principal categories of our contractual obligations as of January 31, 2004:

Contractual obligations
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Capital Lease Obligations	462	378	84	—	—
Operating Lease Obligations	14,812	3,277	5,264	2,965	3,306
Acquisition Deferred Consideration	2,650	150	1,250	1,250	—
Other Long-Term Liabilities	157	—	157	—	—

Total	18,081	3,805	6,755	4,215	3,306

G. Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities”. This statement addresses the recognition, measurement and reporting of costs associated with exit and disposal activities. SFAS No. 146 is applicable to restructuring activities and costs related to terminating a contract that is not a capital lease and to one time benefit arrangements received by employees who are involuntarily terminated. SFAS No. 146 supercedes EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. Under SFAS No. 146 the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the Company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Previously issued financial statements will not be restated. The provisions of EITF Issue No. 94-3 will continue to apply for exit plans initiated prior to the adoption of SFAS No. 146. The timing of recognition of costs of restructuring plans initiated and implemented by the Company in fiscal 2004 has been in accordance with SFAS 146.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, (“FIN 45”). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Company is required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate that the adoption will have a material effect on the Company’s financial position, results of operations or cash flows. Application of FIN 45 had no material impact on the consolidated financial statements of the Company as it had no guarantees in fiscal 2004 or fiscal 2003.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (SFAS 148). This statement amends SFAS Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and of the effect of the method used on reported results. The provisions of SFAS 148 are effective in fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. As of January 31, 2004, the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation.

In January 2003, the FASB released FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and did not have a variable interest entity as of January 31, 2004. The adoption of this Statement did not have a material effect on the Company’s consolidated financial statements for the year ended January 31, 2004.

The Financial Accounting Standards Board issued Statement No. 149, “ Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, (“SFAS 149”) in April 2003. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement requires contracts with comparable characteristics be accounted for similarly. In particular, this Statement (a) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, (b) clarifies when a derivative contains a financing component and (c) amends the definition of an “underlying” to conform it to language used in FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Application of the new rules is not expected to have any material impact on the consolidated financial statements of the Company.

The Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, (“SFAS 150”) in May 2003. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Statement 150 is effective for financial instruments entered into or modified after May 31, 2003. Application of SFAS 150 had no material impact on the consolidated financial statements of the Company as it had no financial instruments in fiscal 2004.

In May 2003, the consensus on EITF Issue No. 01-08, “Determining Whether an Arrangement Contains a Lease”, was issued. The guidance in the consensus applies to the purchase or sale of goods and services under various types of contracts, including outsourcing arrangements. Based on the criteria in the consensus, both parties to an arrangement are required to determine whether the arrangement includes a lease within the scope of SFAS No. 13, “Accounting for Leases”. The new requirement applies prospectively to new or modified arrangements for reporting periods beginning after May 28, 2003. The Company did not enter into or modify any arrangements covered by EITF 01-08 during fiscal year 2004 and, as such, the adoption of EITF No. 01-08 did not have an effect on the Company’s consolidated financial statements.

In August 2003, the Emerging Issues Task Force reached consensus on EITF Issue No. 03-5 (“EITF 03-5”), “Applicability of AICPA Statement of Position 97-2, “Software Revenue Recognition “, to Non-Software Deliverables in an Arrangement Containing More-than-Incidental Software”. EITF 03-5, which became effective for the Company on October 1, 2003, provides guidance on determining whether non-software deliverables are included within the scope of SOP 97-2 and, accordingly, whether multiple element arrangements are to be accounted for in accordance with EITF Issue No. 00-21 or SOP 97-2. The provisions of EITF 03-5 did not have an effect on the Company’s consolidated financial statements.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, “Revenue Recognition”, which amends SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple-element revenue arrangements, superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Additionally SAB 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers, or FAQ, issued with SAB 101 that had been codified in SEC Topic 13, “Revenue Recognition”. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. Adoption of this standard had no material impact on the Company’s financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table presents information regarding the Company’s directors and executive officers as of April 30, 2004:

Name	Age	Position
Executive Directors
Cyril P. McGuire	44	Chairman, Chief Executive Officer and Director(1)
R. Paul Byrne	39	Chief Financial Officer and Director
Non-executive Directors
Kevin C. Shea	53	Director (1)(2)
Robert M. Wadsworth	43	Director(1)(2)
Trevor D. Sullivan	67	Director(2)
Other Executive Officers
John M. Harte	59	Executive Vice President

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee

Cyril P. McGuire, one of the Company’s co-founders, has served as a director since 1987, as Chairman of the Board since August 1999 and as the Company’s Chief Executive Officer since February 2002. From 1991 to August 1999, Mr. McGuire served as the Company’s president, and from 1987 to 1991, Mr. McGuire served as the Company’s managing director. Before co-founding Trintech, Mr. McGuire worked with the Industrial Credit Corporation plc, a leading Irish commercial bank, from 1982 to 1987, where his responsibilities included the appraisal of electronic industry investment projects. Mr. McGuire received a bachelor of commerce and master of business studies from University College Dublin. Mr. McGuire is a member of the Board of the Michael Smurfit Graduate School of Business and a member of the Marketing Institute of Ireland. Mr. McGuire currently resides in Dublin, Ireland.

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

Kevin C. Shea has served as a director since January 2000 and from October 2001 to May 2002. Mr. Shea served as chief strategy officer. From January 2000 to October 2001, Mr. Shea served as Chief Operating Officer. Prior to joining us, Mr. Shea was chief financial officer of National Data Corporation from May 1998 to December 1999. Mr. Shea was executive vice president of corporate strategy and business development from June 1996 until May 1998 and was general manager of the Integrated Payment Systems division of National Data Corporation from 1992 to 1996. Prior to joining National Data Corporation, he held senior executive positions at Citicorp and First Interstate Bank Corporation. Mr. Shea received a bachelors of social science from the State University of New York. Mr. Shea currently resides in the United States.

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

John M. Harte joined us in August 1999 as the Company’s executive vice president. From 1993 to 1999, Mr. Harte served as president and chief executive officer of NeoVista Software Inc., a provider of data mining services and a developer of solutions for knowledge discovery in databases. Mr. Harte has sat on the board of directors of NeoVista Software Inc. since 1996. From 1987 to 1992, Mr. Harte held senior management positions in Alliant Computer Systems Inc., a manufacturer of standards based parallel supercomputers. From 1989 to 1992, Mr. Harte served as vice president, worldwide sales, marketing and services, and from 1987 to 1989 he served as president European operations. Between 1987 and 1988, Mr. Harte held various sales and marketing positions in Floating Point Systems Inc., a systems integration and software supplier. Mr. Harte holds a bachelor of science in physics degree from Exeter University, United Kingdom. Mr. Harte currently resides in the United States.

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

Name	Age	Position
Edmund Jensen	66	Chairperson
Magdalena Yesil	45	Member
Robert Schneider	55	Member
Patrick Byrne	60	Member
Denis Goggin	59	Member
David Leech	54	Member

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

B. Compensation

The aggregate compensation paid by the Company and its subsidiaries to the Company’s directors and executive officers, including former directors and executive officers, in the year ended January 31, 2004 totaled US$1,429,765. All of the US$1,429,765 was paid by the Company’s subsidiaries. Amounts paid include salary and pension, severance, retirement and other similar benefits.

The following table sets forth information concerning the options granted to the Company’s directors and executive officers as of January 31, 2004:

Name	Number of Options (in Equivalent ADSs)	Exercise Price ADS	Expiration Date
R. Paul Byrne	459,266	$2.22–$54.00	2004–2010
John Harte	287,500	1.07–22.72	2006–2010
Cyril P. McGuire	227,500	2.22–7.28	2004–2010
Kevin C. Shea	136,250	2.05–7.28	2006–2010
Trevor Sullivan	55,000	2.22–30.00	2006–2010
Robert Wadsworth	55,000	2.22–30.00	2006–2010

We have entered into indefinite term employment agreements with each of Cyril McGuire, R. Paul Byrne and John Harte under which each receives an annual base salary, an annual bonus and all standard benefits accorded to the Company’s other executives. In addition, each of these executives will be entitled to participate in and receive options from the Company’s employee share option schemes.

We do not have any currently outstanding loans to any of the Company’s executive officers or directors. In addition, we do not currently have any outstanding guarantees for the benefit of any of the Company’s executive officers or directors.

C. Board Practices

The Company’s memorandum and articles of association authorize no fewer than three or more than fifteen directors. The Company’s shareholders may, from time to time, increase or reduce the number of directors by ordinary resolution. We presently have five directors.

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

Under the Company’s current board composition, at least two of the Company’s directors are required to retire at each annual general meeting of the shareholders. The following table sets forth certain information concerning the Company’s Board of Directors:

Name	Position	Date Board Service Began	Termination /Renewal Date of Current Office
Robert M. Wadsworth	Director	1998	Annual General Meeting 2005
Kevin C. Shea	Director	2000	Annual General Meeting 2006
Cyril P. McGuire	Director/Chairman/CEO	1987	Annual General Meeting 2004
Trevor D. Sullivan	Director	1991	Annual General Meeting 2004
R. Paul Byrne	Director/CFO	1997	Annual General Meeting 2005

There are no agreements providing for the payment of any consideration to any non-executive Board member upon the termination of his services to the Company.

Board Committees

The Company’s board of directors may delegate aspects of its responsibilities to committees of the board. The Company’s board of directors has established an audit committee and a compensation committee. Each committee has a written charter approved by the Board.

Audit Committee

The responsibilities of the Audit Committee include reviewing the Company’s annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews the Company’s financial statements prior to the Company filing them with the Securities and Exchange Commission or other regulatory bodies. The members of the Audit Committee are Kevin Shea, Robert Wadsworth and Trevor Sullivan (Chairman). The Board of Directors has determined that Kevin Shea and Robert Wadsworth are Audit Committee Financial Experts as defined by the applicable rules and regulations of the Securities and Exchange Commission. The Audit Committee recommends to the Company’s board of directors the selection of an independent accounting firm and approves the fees and other compensation to be paid to the Company’s accounting firm. The Audit Committee shall also:

•	review the performance of the Company’s independent accounting firm; and

•	review the adequacy of the internal financial and accountancy controls.

The activities and responsibilities above constitute a general description of the terms of reference of the Audit Committee, which are not limited to solely those outlined above.

Compensation Committee

The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for the Company’s directors, executive officers and key employees. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to the Company’s option schemes. The members of the Compensation Committee are Cyril McGuire, Kevin Shea and Robert Wadsworth (Chairman).

D. Employees

We employed the following numbers of employees as of January 31, 2002, 2003 and 2004:

	As of January 31,
Category	2002	2003	2004
Research and development	250	160	136
Professional and support services	114	91	104
Sales and marketing	77	63	54
Administration	70	46	42

Total	511	360	336

Of the Company’s total number of employees, as of January 31, 2004, 114 are located in Ireland, 62 are located in Europe outside Ireland, 122 are located in North America and 38 are located in South America. The decrease in employee headcount in fiscal year 2003 and fiscal year 2004 was primarily as a result of involuntary staff terminations as a result of restructuring plans.

None of the Company’s employees are represented under collective bargaining agreements.

E. Share Ownership

For information concerning the beneficial ownership of the Company’s ADSs by the Company’s officers and directors, see Item 7 “Major Shareholders and Related Party Transactions”.

Option Schemes

We currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants of companies in the Trintech Group and for the purpose of attracting and retaining the best available personnel to promote the success of the Company’s business. The aggregate number of shares which may be issued pursuant to the Company’s employee benefit plans is 6,200,000 ordinary shares (3,100,000 equivalent ADSs) to be allocated among the plans by the board of directors. The 6,200,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 6,200,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of the Company’s ADSs then outstanding.

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

As of January 31, 2004, 1,026,236 ordinary shares (513,118 equivalent ADSs) have been issued upon the exercise of share options granted under the 1997 scheme and 4,218,742 ordinary shares (2,109,371 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1997 scheme is US$8.89, or approximately €7.18 per equivalent ADS.

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

As of January 31, 2004, 20,708 ordinary shares (10,354 equivalent ADSs) have been issued upon the exercise of share options granted under the directors and consultants scheme, and 282,500 ordinary shares (141,250 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the directors and consultants scheme is US$4.75, or approximately €3.84 per equivalent ADS.

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

In connection with the assumption of the plan, we assumed options granted under the Exceptis Technologies Limited share option scheme in exchange for options over 43,326 of the Company’s ordinary shares (21,663 equivalent ADSs). The board of directors has decided not to issue any additional options under the Exceptis Technologies Limited share option scheme. As of January 31, 2004, 13,998 ordinary shares (6,999 equivalent ADS) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the Exceptis Technologies Limited share option scheme is US$10.13, or approximately €8.18 per equivalent ADS.

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

Options granted under the savings related share option scheme are not transferable. Options may only be exercised by the participant or, in the event of his death, his personal representative. The savings related share option scheme will terminate ten years after its adoption by the board of directors unless otherwise terminated before that date by the board of directors. The board of directors has power to amend the savings related share option scheme subject to the consent of the Irish Revenue Commissioners. As of January 31, 2004 no shares had been issued under this scheme.

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

The total amounts deducted and accumulated from the participant’s pay are used to purchase ordinary shares at the end of each purchase period. The price of ordinary shares purchased under the 1999 share purchase plan is generally 85% of the lower of the fair market value of the ordinary shares at the beginning of the offering period or at the end of the purchase period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us. Rights granted under the 1999 share purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 share purchase plan. The 1999 share purchase plan provides that, in the event of a merger with or into another corporation or a sale of substantially all of the Company’s assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The 1999 share purchase plan will terminate in 2009. The board of directors has the authority to amend or terminate the 1999 share purchase plan, except that no board action may adversely affect any outstanding rights to purchase shares under the 1999 share purchase plan. As of January 31, 2004, 211,696 Ordinary Shares (105,848 equivalent ADSs) had been issued under this plan.

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

All employees of Trintech or one of the Company’s subsidiaries who: (i) were employees on November 13, 2001 and the date on which the tendered options were cancelled; (ii) were residents of or employed in Ireland, the United Kingdom, the United States or Germany; and (iii) were subject solely to the tax laws of such countries were “eligible employees”. All members of the Company’s Board of Directors, all members of the Company’s Advisory Board and all of the Company’s executive officers, however, were not “eligible employees” and could not participate in the offer. If an employee elected to cancel one or more Old Options, all options granted since June 13, 2001 (i.e. within the six-month period prior to the expected cancellation date) were also cancelled.

As of April 30, 2004, there were outstanding options to purchase an aggregate of 3,947,844 ordinary shares (1,973,922 equivalent ADSs) at exercise prices ranging from US$0.50 to US$49.50 per ordinary share and expiration dates ranging from May 2004 to July 2010 under the Company’s employee benefit plans. As of April 30, 2004, the Company’s directors and executive officers held net options to purchase an aggregate of 1,386,722 ordinary shares (693,361) equivalent ADSs) at exercise prices ranging from US$0.54 to US$15.00 per ordinary share and expiration dates ranging from May 2004 to July 2010.

Item 7. Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth certain information known to us with respect to beneficial ownership of the Company’s ADSs as of April 30, 2004 by (i) each shareholder known to us to be the beneficial owner of more than five percent of any class of the Company’s registered voting securities and (ii) all of the Company’s executive officers and directors as a group and each individually. To the Company’s knowledge, we are not directly or indirectly controlled by any corporation, foreign government or any other natural or legal person.

	Equivalent American Depositary Shares Beneficially Owned(1)
Beneficial Owner	Number	Percent
Cyril P. McGuire (2)(3)	2,899,693	18.7%
John F. McGuire (2)(4)	2,366,254	15.2
Instove Limited (5)	1,602,804	10.4
R. Paul Byrne (7)	117,930	*
John Harte (8)	47,625	*
Kevin C. Shea (6)	85,636	*
Trevor Sullivan (9)	19,460	*
Robert Wadsworth (10)	18,750	*
Officers and directors as a group (6 persons) (11)	3,189,094	20.2

*	Represents less than 1% of the equivalent ADSs outstanding.
(1)	The information in this table is based on the Company’s records, information provided to us by the Company’s directors and executive officers, and a review of the Company’s Schedules 13D and 13G filed in year 2002, 2003 and 2004 with the Securities and Exchange Commission. The percentage ownership of each director, executive officer, and shareholder is based on 15,813,451 equivalent ADSs outstanding at April 30, 2003. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, we believe that the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Securities subject to options or warrants that are currently exercisable or exercisable within 60 days after April 30, 2004 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.
(2)	Jayness Limited and Vanspur Limited, which are owned by two Jersey discretionary trusts, Jayness Trust and Vanspur Trust, have the option to acquire up to 722,688 equivalent ADSs owned by John McGuire, representing approximately 4.6% of the equivalent ADSs outstanding, and have the option to acquire up to 722,688 equivalent ADSs owned by Cyril McGuire, representing approximately 4.6% of the equivalent ADSs outstanding. Neither John McGuire, Cyril McGuire nor any of their family members are trustees or beneficiaries of these trusts and John and Cyril McGuire disclaim any beneficial interest in the securities held by Jayness Limited, Vanspur Limited or the trusts.
(3)	Includes 2,855,318 equivalent ADSs held of record and 44,375 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2004.
(4)	Includes 2,315,004 equivalent ADSs held of record and 51,250 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2004.
(5)

Equivalent ADSs are held by Instove Limited, which in turn is owned by two Jersey discretionary trusts, Hacke Trust and Belte Trust. Neither John McGuire nor Cyril McGuire nor any of their family members are trustees or beneficiaries of these trusts, but the trustees may, in their sole discretion, select any beneficiaries. John McGuire and Cyril McGuire have both disclaimed any beneficial interest in the equivalent ADSs held by Instove Limited or the trusts.

(6)	Includes 5,000 equivalent ADSs held of record and 80,636 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2004.
(7)	Represents 32,153 equivalent ADSs held of record and 85,777 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2004.
(8)	Represents 750 equivalent ADSs held of record and 46,875 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2004.
(9)	Includes 1,960 equivalent ADSs held of record and 17,500 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2004.
(10)	Represents 18,750 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2004.
(11)	Includes 345,163 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2004.

The Company’s major shareholders do not have different voting rights.

Changes in Ownership

The following information is based entirely on the Company’s review of Schedules 13D and 13G and Form 6-Ks previously filed with the Securities and Exchange Commission.

John McGuire was the beneficial owner of 2,319,171 and 2,366,254 and 2,366,254 equivalent ADSs as of January 31, 2002, January 31, 2003 and January 31, 2004 respectively. The change in beneficial ownership was due to an increase in the number of options exercised or vested over the periods. Additionally, the percentage of equivalent ADSs held by John McGuire changed over the periods due to the Company’s issuance of ADSs in relation to acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and warrants.

Cyril McGuire was the beneficial owner of 2,356,671, 2,879,485 and 2,899,693 equivalent ADSs as of January 31, 2002, January 31, 2003 and January 31, 2004 respectively. The change in beneficial ownership was due to an increase in the number of vested options over the periods. Cyril McGuire also purchased 502,814 ADSs during fiscal 2003. Additionally, the percentage of equivalent ADSs held by Cyril McGuire changed over the periods due to the Company’s issuance of ADSs in relation to acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and warrants.

As of April 30, 2004, the number of holders of record of the Company’s ordinary shares was 92 and the number of holders of record of the Company’s ADSs was approximately 111. Of the total number of record holders of ordinary shares, there are 9 U.S. record holders. Of the total number of record holders of ADSs, there are approximately 20 U.S. record holders. U.S. record holders hold approximately 31% of the total number of outstanding equivalent ADSs.

B. Related Party Transactions

Effective September 1, 1998, we entered into a lease agreement with John and Cyril McGuire under which we currently lease approximately 22,500 square feet of space in a building located in Dublin, Ireland which is owned by John and Cyril McGuire. The term of the lease is for a period of 25 years. The Company’s rent under the lease is €509,818, or US$631,359 per year, which was determined by a fair assessment of the local rental market by an independent appraisal firm. The rent is to be reviewed by an independent appraiser every five years and may be increased based on the independent appraiser’s assessment of the current rental market using rental rates for similar properties in comparable locations. This lease agreement may be amended from time to time by agreement among us and John and Cyril McGuire. We have the right to terminate the lease on September 1, 2006.

We have entered into a second lease agreement with John and Cyril McGuire under which we lease approximately 29,400 square feet of space in a building located adjacent to the building currently under lease from John and Cyril McGuire. We agreed to a lease term of 25 years, effective as of March 1, 2001, with rent under the lease of €855,930 or US$1,059,984 per year, which was determined by a fair assessment of the local rental market by an independent appraisal firm. The rent is to be reviewed by an independent appraiser every five years and may be increased based on the independent appraiser’s assessment of the current rental market using rental rates for similar properties in comparable locations. The lease agreement may be amended from time to time by agreement among us and John and Cyril McGuire. We will have the right to terminate the lease on February 1, 2009.

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

From time to time since December 1996, Enterprise Ireland has provided us with grants in support of some of the Company’s projects for the purpose of increasing employment and research and development in Ireland. These grants have totaled an aggregate of €1,196,500 (approximately US$1,482,000). These grants must be repaid if we fail to maintain the projected employment for a period of five years from the date of receipt of the grant or if we dispose of intellectual property arising from the grant aided research and development.

In July 2001, 2002 and 2003, the Company received shareholder approval to enter into a Trintech share buy back agreement with Deutsche Bank AG who would purchase Trintech ordinary shares on the Company’s behalf. Under the agreement we are entitled, at any time from July 18, 2003 up until the date which is 18 months after that date, to purchase not more than 2,500,000 ADSs representing 5,000,000 ordinary shares of US$0.0027 each in the Company’s capital from Deutsche Bank AG for a total consideration including premium of not more than US$100.00 per ADS. Any such purchases of ADSs may only be made by us out of the Company’s distributable profits or by a subsidiary Company and its distributable profits, or alternatively, out of a fresh issue of the Company’s shares made specifically for the purpose of financing any such purchase. As of January 31, 2004, the Company had repurchased 617,956 shares at a cost of approximately US$652,000. As of January 31, 2004 approximately US$4.35 million remained available for future repurchases under this program.

We believe that the terms of all transactions with related parties are comparable to those that would be attainable by us in the ordinary course of business from unaffiliated third parties under similar circumstances.

C. Interests of Experts and Counsel

Not required.

Item 8. Financial Information

A. Consolidated Financial Statements and other Financial Information

Please see Item 18 “Financial Statements” and pages F-1 through F-37 for the Company’s Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of the Company’s revenues from customers located in the United States and outside the United States, please see Item 5 “Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. For example, in September 2003, a former employee filed a complaint against us alleging wrongful termination and breach of contract. While we believe this claim is without merit, we cannot predict the outcome of this dispute. Neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings which could have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition and results of operations.

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

Market Price Information

The tables below present for the ADSs traded on the Nasdaq National Market and the Frankfurt Stock Exchange Prime Standard (Regulated Market) (“FSE”), or where appropriate, the Neuer Markt Frankfurt Stock Exchange, the market segment of the Frankfurt Stock Exchange on which we were listed prior to January 1, 2003, respectively (i) for the five most recent full financial years the annual high and low market prices, (ii) for the two most recent full financial years and any subsequent period the high and low market prices for each full financial quarter, (iii) for the most recent six months the high and low market prices for each month. Prices per ADS on Frankfurt Stock Exchange Prime Standard (Regulated Market) are quoted from the composite of Neuer Markt Frankfurt and Neuer Markt Xetra. The table below sets forth, for the periods indicated, the high and low closing prices for our company’s American Depositary Shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange’s XETRA trading system. Conversion of euros into dollars has been made at the daily conversion rate for each day during the respective period. This conversion is provided solely for your convenience.

	Price per ADS on Nasdaq National Market		Price per ADS on Neuer Markt/FSE
	High $	Low $	High €	Low €
Annual Highs and Lows
1999 (commencing September 24)	34.00	6.00	32.58	5.75
2000	75.44	6.38	77.00	8.06
2001	9.00	1.11	9.45	1.30
2002	2.81	0.42	2.60	0.49
2003	5.87	1.56	4.25	1.36
2004 (through April 30, 2004)	5.74	3.85	4.48	3.16

Quarterly Highs and Lows
2002
First Quarter	1.62	.70	1.78	0.88
Second Quarter	2.81	.42	2.30	0.49
Third Quarter	1.43	.83	1.38	0.80
Fourth Quarter	2.55	1.17	2.60	1.08
2003
First Quarter	2.20	1.56	2.00	1.36
Second Quarter	5.87	1.95	2.86	1.60
Third Quarter	3.80	2.35	3.31	2.16
Fourth Quarter	5.05	3.50	4.25	3.09
2004
First Quarter (through April 30, 2004)	5.74	3.85	4.48	3.16

Monthly Highs and Lows (2003 and 2004)
November	4.15	3.50	3.45	3.14
December	5.05	4.02	4.25	3.14
January	4.95	4.26	4.19	3.34
February	5.34	3.85	4.24	3.16
March	5.74	4.37	4.44	3.55
April	5.45	4.56	4.48	3.94

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

The Frankfurt Stock Exchange and the Regulated Market (Prime Standard)

The Frankfurt Stock Exchange is the most significant of the seven German stock exchanges and accounted for the vast majority of the turnover in traded shares in Germany in 2003. The aggregate annual turnover of the Frankfurt Stock Exchange in 2003 of approximately €2.8 trillion for both equity and debt instruments, made it one of the largest stock exchanges in the world behind the New York Stock Exchange, London and Tokyo in terms of turnover. The calculation of the aggregate annual turnover of the Frankfurt Stock Exchange is based on the Frankfurt Stock Exchange’s practice of separately recording the sale and purchase components involved in any trade. As of December 31, 2003, the equity securities of 5,730 corporations, including 4,901 foreign corporations, were traded on the Frankfurt Stock Exchange.

The Company’s ADSs had been traded on the Neuer Markt segment of the Frankfurt Stock Exchange since commencement of the Company’s listing on the Frankfurt Stock Exchange. The Frankfurt Stock Exchange has reorganized its equity market effective January 1, 2003 and decided to discontinue the Neuer Markt after a transition period. As core element of the reorganization, the Frankfurt Stock Exchange divided the equity market into two listing segments with different transparency standards. The “General Standard” provides for legal minimum transparency requirements whereas the “Prime Standard” provides for high transparency with investor relations standards in line with the Neuer Markt requirements. The Prime Standard requires—in addition to the requirements of the General Standard—the adoption of international accounting standards (International Financial Reporting Standards (IFRS)) in accordance with the current standards of the International Accounting Standards Board (IASB) or U.S. Generally Accepted Accounting Principles (US-GAAP), the publication of quarterly reports, the publication of a corporate action timetable, the holding of at least one analyst meeting per year as well as the publication and the notification of facts with potentially material influence on the market price, also in the English language.

In December 2002, we decided to terminate the admission to the Neuer Markt and applied for the listing of the Company’s ADSs to the subsection of the Regulated Market with additional obligation arising from admission (Prime Standard). The admission was granted in January 2003.

Trading on the Regulated Market

Securities listed on the Regulated Market are traded on an electronic trading system called Xetra and on the floor. Trading in Xetra takes place on every business day between 9:00 a.m. and 5:30 p.m., Frankfurt time. Trading within the Xetra system is done by banks and brokers who have been admitted to trading on at least one of Germany’s stock exchanges. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations. Floor trading takes place between 9.00 a.m. and 8.00 p.m. In floor trading lead brokers (Skontroführer) quote price estimates for the shares.

Xetra permits continuous trading and auctions. Prices of securities traded on the Regulated Market are displayed continuously during trading hours. At the half-way point of each trading day, a single standard quotation is determined for certain securities.

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

D. Selling Shareholders

Not required.

E. Dilution

Not required.

Item 10. Additional Information

A. Share Capital

Not required.

B. Memorandum and Articles of Association

The Company’s Memorandum of Association and Articles of Association, as amended, are filed as Exhibit 1.1 to this Report. Each ADR represents ownership interests in, or the right to receive, two ordinary shares, which have been deposited with Allied Irish Bank, as the custodian, in Ireland. A summary of the other rights of the ordinary shares and ADSs are described in our registration statement on Form F-1/A (File No.333-32762). The Transfer Agent and Registrar for the Company’s Ordinary Shares is Capita IRG Registrars, Dublin, Ireland. The Transfer Agent and Registrar for the Company’s ADSs is The Bank of New York.

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

The Financial Transfers Act, 1992 of Ireland was enacted in December 1992. This act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between the Republic of Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this act prohibit any financial transfer to or by the order of or on behalf of residents of each of the Federal Republic of Yugoslavia, the Republic of Serbia, and Iraq, and certain financial transfers of funds in respect of certain bodies and persons relating to the Taliban of Afghanistan, Osama bin Laden and Al Qaeda, financial transfers to senior members of the Zimbabwean government, financial transfers to any persons, groups or entities listed in EU Council Decision 2002/400/EC of 17th June 2002 and certain financial transactions to or by the order of or on behalf of residents of Angola unless permission for the transfer has been given by the Central Bank of Ireland.

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

Federal Republic of Germany. At present, the Federal Republic of Germany does not restrict the export or import of capital, except for certain investments in countries as required by resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany, a resident, must report to the German Federal Central Bank, subject only to several immaterial exceptions, any payment received from or made to an individual or a corporation resident outside Germany, or a non-resident, if a payment exceeds €12,500 or the equivalent in another currency. In addition, residents must report any claims against or any liabilities payable to non-residents if these claims or liabilities, in the aggregate, exceed €5.0 million or the equivalent in a foreign currency at the end of any one month.

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

Irish Competition Legislation and Other Anti-Takeover Provisions

Irish Mergers and Competition Legislation. Irish law requires prospective purchasers of the Company’s voting securities to provide advance notice of an acquisition of the Company’s shares to the Irish Competition Authority if, after an acquisition, that person would directly or indirectly control the Company, and specific financial thresholds are exceeded. Control would be acquired if, by reason of securities, contracts or other means, decisive influence were capable of being exercised with regard to the Company’s activities. Under Irish law, the acquisition will be void unless either clearance for an acquisition is obtained from the Irish Competition Authority or the prescribed statutory period following notification of the acquisition has elapsed without the Irish Competition Authority having made a determination.

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

This summary is of a general nature only and does not discuss all aspects of Irish, German and U.S. taxation that may be relevant to a particular investor. In particular, the following summary does not address the tax treatment of U.S. holders or Irish holders who own, actually or constructively, 10% or more of the Company’s outstanding voting stock. Nor does this summary address certain classes of U.S. holders or Irish holders, such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax and persons who do not hold ADSs or ordinary shares as capital assets. These particular investors, who are not addressed in this summary, may be subject to special rules.

The statements of Irish, German and U.S. tax laws described below are based on the laws in force and as interpreted by the relevant taxation authorities as of April 30, 2004 and are subject to any changes in Irish, German or U.S. law, or in the interpretation of these laws by the relevant taxation authorities, or in the double taxation conventions among any two of the Republic of Ireland, Germany and the United States occurring after that date. The discussion regarding Irish taxation matters is based on the various Irish Taxes Acts, Finance Acts and other relevant legislation, judicial decisions, statements of practice and revenue practices in force at this time, all of which are subject to change, possibly with retrospective effect.

Taxation of Dividends

Republic of Ireland Taxation. We currently intend to retain future earnings, if any, to fund the development and growth of the Company’s business. Should we begin paying dividends, unless exempted, all dividends paid by us will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid (currently 20%). Exemption from withholding tax applies in respect of dividends paid to certain categories of holders of ordinary shares, including:-

•	Irish resident companies;

•	Companies which are resident in an EU member state or country with which Ireland has a double tax treaty (a “tax treaty country”), which includes the United States, and not under the control of persons resident in Ireland;

•	Non-Irish resident companies controlled by residents of EU member states or tax treaty countries;

•	Non-Irish resident companies, the principal class of shares of which, or a 75% parent of which, or where the company is wholly owned by two or more companies, of each of those companies, are substantially and regularly traded on a recognized stock exchange in an EU member state or a tax treaty country or on such other stock exchange as approved by the Irish Minister of Finance;

•	Individual residents of EU member states or tax treaty countries, including individuals who are residents of the U.S. or Germany.

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

Under recently enacted tax legislation, for taxable years that begin after December 31,2002, and on or before December 31, 2008, dividends paid by the company will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to capital gains, provided the company qualifies for the benefits of the income tax treaty between the U.S. and Ireland. A U.S. holder will be eligible for this reduced rate only if it has held the shares for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date.

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

Private individual shareholders or ADS holders may claim a tax allowance for investment income of €1,370 p.a. In the case of married couples filing a joint income tax return, the tax allowance amounts to €2,740 p.a. They may also deduct from their dividend income 50% of the costs related to their shareholding, in particular the fees for custody and refinancing. Without evidence, an amount of €51 p.a. and in the case of married couples filing a joint income tax return an amount of €102 p.a. may be deducted.

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

For purposes of German law, ownership of the ADSs is not considered legal ownership of the underlying ordinary shares. However, the economic and other rights associated with owning ADSs are similar to those associated with owning the underlying ordinary shares directly. Therefore, there are no tax benefits associated with, and in principle no differences regarding, the German tax treatment of dividends or capital gains resulting from holding ADSs instead of ordinary shares.

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

United States Taxation. Subject to the discussion of passive foreign investment companies, or PFICs, below, a U.S. holder’s sale or exchange of ADSs generally will result in the recognition of capital gain or loss by the U.S. holder in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the ADSs sold. Gain or loss realized on the sale of ADSs by non-corporate U.S. holders will be subject to a maximum rate of U.S. federal income tax of 15%, provided the ADSs were held for more than 12 months as capital assets. In general, any capital gain or loss recognized by a U.S. holder upon the sale or exchange of ADSs will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations. A U.S. holder’s tax basis in its ADSs will generally be the purchase price paid for its ADSs by the U.S. holder. A U.S. holder that is liable for both Irish and U.S. tax on gain on the disposal of the ordinary shares will generally be entitled, subject to limitations and under the 1997 Convention, to credit the amount of Irish tax paid for the gain on the sale against the U.S. holder’s U.S. federal income tax liability for this gain.

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

Capital gains realised by shareholders or ADS holders subject to corporation tax are generally exempt from corporation tax and trade tax. However, 5% of capital gains are treated as a non-deductible business expense and will be subject to corporation tax at a rate of 25% (plus a 5.5% solidarity surcharge thereon) and to trade tax.

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

Passive Foreign Investment Company Considerations

The Company believes that it is currently not a Passive Foreign Investment Company, or PFIC, although it may have been one in prior years. An actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year. Accordingly, no assurance can be given that we will not become a PFIC at some point in the future.

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

The consequences described above can be mitigated if the U.S. Holder makes a timely election to treat us as a qualified electing fund, or QEF. A shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the net capital gain of the QEF which would be taxable, as long-term capital gain, subject to a separate election to defer payment of undistributed earnings of the QEF and taxes, which deferral is subject to an interest charge. We would have to furnish certain information on an annual basis to U.S. Holders who have made a QEF election. The Company does not intend to furnish such information. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS.

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

U.S. Information Reporting and Backup Withholding

Any dividends paid, or proceeds on a sale of, ADSs to or by U.S. holders may be subject to U.S. information reporting, and the 28% U.S. backup withholding tax may apply unless the holder (1) is an exempt recipient, or (2) provides a U.S. taxpayer identification number, certifies that no loss of exemption from backup withholding has occurred and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax, provided the required information is furnished to the U.S. IRS.

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

It is assumed for the purpose of this paragraph that ADSs are dealt in on a stock exchange in the United States recognized by the Irish taxing authorities. Under current Irish law, no stamp duty will be payable on the acquisition of ADSs by persons purchasing ADSs or on any subsequent transfer of an ADS. The Irish Revenue Commissioners are prepared to exempt from Irish stamp duty the transfer of ADSs dealt in on the Frankfurt Stock Exchange (Prime Standard) as long as the ADSs are also dealt in on the Nasdaq National Market.

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

Special Rules for Credit Institutions, Financial Services Institutions, Life and Health Insurance Companies and Financial Enterprises.

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

If the shareholder is a life or health insurance company and if the shares are accounted for as capital investments, the dividends and capital gains received are in general fully taxable and tax exemptions do not apply.

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

Other Taxes. If a purchase, sale or other alienation of ordinary shares or ADSs is executed, no German capital transfer, tax, sales tax, stamp duty or similar tax will be incurred. Under certain preconditions it is possible that an entrepreneur opts to a taxable treatment of a usually exempt performance in the terms of VAT Act.

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

At the year ended January 31, 2004, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

We are exposed to market risk as the Company’s interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since the Company’s investments are in short-term instruments and the Company’s available line of credit requires interest payments at variable rates.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the euro. In particular, the value of the U.S. dollar to the euro impacts the Company’s operating results.

Foreign exchange risk management

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. At January 31, 2002, 2003 and 2004 the Company had no Foreign Exchange contracts.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange (loss) gain on the Statement of Operations.

As of January 31, 2004 the Company had four currency options maturing in February 2004, March 2004, May 2004 and June 2004, each option to sell US$500,000 and receive Euro. The currency options combine the buying of four vanilla options with the selling of four reverse knock-in options. If the EUR to USD spot exchange rate is trading between 1.2565 and 1.29 on the expiry date of each individual option, the option will be executed at the existing spot exchange rate. If the EUR to USD spot exchange rate is trading either below 1.2565 or equal to or above 1.29, the option will be executed at an EUR to USD exchange rate of 1.29. The fair value of the options as of January 31, 2004 was US$80,000 negative.

Based on the nature and current levels of the Company’s investments and debt, we have concluded that there is no material market risk exposure.

For further discussion of the Company’s market risk, please see Item 5.A “Operating Results—Exposure to Currency Fluctuations”.

Item 12. Description of Securities Other Than Equity Securities

Not required.

PART II

Item 13. Defaults, Dividend, Arrearages and Delinquencies

None.

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

B. Not required.

C. Not required.

D. Not required.

E. Not required.

Item 15. Controls and Procedures

The Company’s Chief Executive Officer, Cyril P. McGuire, and the Company’s Chief Financial Officer, R. Paul Byrne, (the Company’s principal executive officer and principal financial officer, respectively) have concluded, based on their evaluation as of the end of the period covered by this report, that the Company’s disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-15(e) or 15d-15(e)) are effective, as of the end of the period covered by this report, to provide reasonable assurance that information required to be disclosed by us in the reports filed, or submitted by us, under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. During the period covered by this report, there has been no change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Directors has affirmatively determined that we have two audit committee financial experts serving on our audit committee, Mr. Kevin C. Shea and Mr. Robert M. Wadsworth.

Item 16B. Code of Ethics

We adopted a code of ethics that applies to all our employees, including our Chief Executive Officer, our Chief Financial Officer and our Controller. A copy of our code of ethics is available free of charge upon request by writing to us, attention of our Chief Financial Officer, at the address on the front cover of this Form 20-F.

Any amendment to or waivers of the code of ethics for members of our Board of Directors and our executive officers will be disclosed on our web-site at www.trintech.com within five business days following the amendment or waiver, and we may also disclose such amendment or waiver on a Form 6-K or Form 20-F. During fiscal 2004, no amendments to our waivers from the code of ethics were made or given for any of our executive officers.

Item 16C. Principal Accountant Fees and Services

Fees Billed for Services Rendered by Principal Auditors

Ernst & Young, our independent auditors, billed us the fees set forth below for services rendered during the fiscal years January 31, 2004 and January 31, 2003. The audit committee of the board of directors has considered whether the non-audit services provided by Ernst & Young are compatible with maintaining its independence.

An analysis of Principal Accountant Fees and Services, for the last two fiscal years, is included below:

	For year ended January 31, 2004	For year ended January 31, 2003
	US$	US$
Audit fees (1)	$242,703	$250,982
Audit related fees (2)	2,147	13,112
Tax fees (3)	98,995	28,183
All other fees (4)	5,788	—

Total fees	$349,633	$292,277

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Audit-related fees relate primarily to the audit of grant claims.
(3)	Tax fees relate to tax compliance, planning, and advice.
(4)	Other fees include services related to forensic and security advisory services.

Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Ernst & Young. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditor on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. Our Audit Committee approved 1% of the audit-related fees, tax fees and all other fees listed in the table above.

PART III

Item 17. Financial Statements

Not Applicable. Please see Item 18. Financial Statements.

Item 18. Financial Statements

Financial documents filed as part of this Form 20-F.

(1) Financial Statements. The following Trintech Group PLC Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-37 are herein incorporated by reference.

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statement of Operations
Consolidated Statements of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

(2) Financial Statement Schedule. The following financial statement schedule of Trintech Group PLC for the fiscal years ended January 31, 2004, 2003 and 2002 is filed as part of this Form 20-F and should be read in conjunction with the Company’s Consolidated Financial Statements incorporated by reference in Item 18 of this Form 20-F.

SCHEDULE II

TRINTECH GROUP PLC

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning Of period	Additions charged to costs and expenses		Additions charged to other accounts		Exchange differences	Deductions	Balance at end of period
	(U.S. dollars in thousands)
Year ended January 31, 2004
Deducted from asset account:
Provisions for bad and doubtful debts	1,884	700		—		202	(1,191)	1,595
Year ended January 31, 2003
Deducted from asset account:
Provisions for bad and doubtful debts	1,036	2,668		—		222	(2,042)	1,884
Year ended January 31, 2002
Deducted from asset account:
Provisions for bad and doubtful debts	1,327	2,079		—		(73)	(2,297)	1,036
Year ended January 31, 2004
Warranty Reserve	625	185		—		62	(516)	356
Year ended January 31, 2003
Warranty Reserve	397	565		—		60	(397)	625
Year ended January 31, 2002
Warranty Reserve	521	40		—		(34)	(130)	397
Year ended January 31, 2004
Inventory Provision	3,910	409		—		369	(2,048)	2,640
Year ended January 31, 2003
Inventory Provision	540	3,257		—		201	(88)	3,910
Year ended January 31, 2002
Inventory Provision	200	813		—		12	(485)	540
Year ended January 31, 2004
Tax Valuation Allowance	15,863	3,006	(1)	58	(2)	1,731	(1,518)	19,140
Year ended January 31, 2003
Tax Valuation Allowance	8,243	3,243	(1)	2,919	(2)	1,458	—	15,863
Year ended January 31, 2002
Tax Valuation Allowance	4,475	4,068	(1)	—		(300)	—	8,243

(1)	In relation to additions charged to cost and expenses, the change in valuation allowance is principally due to the change in deferred tax assets.
(2)	In relation to additions charged to other accounts, the adjustment is due to the cumulative movement in the tax value of disqualifying dispositions.

Schedules not listed above have been omitted because the information required to be described in the schedules is not applicable or is shown in the financial statements.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of Trintech Group PLC, as amended, dated July 12, 2002

2.1	Specimen of Ordinary Share Certificate (filed as Exhibit 4.1 to Trintech’s Registration Statement on Form F-1 (File No. 333-1078) and incorporated herein by reference)

2.2	Form of Depositary Agreement among Trintech Group Limited, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) dated as of September 27, 1999, as amended on March 16, 2000 (filed as Exhibit 4.2 to Trintech’s Registration Statement on Form F-1 (File No. 333-32762) and incorporated herein by reference)

4.1	1990 Trintech Group Limited Share Option Scheme (filed as Exhibit 10.1 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.2	1997 Trintech Group Limited Share Option Scheme, as amended, dated as of July 18, 2003

4.3	1998 Trintech Group Limited Directors and Consultants Share Option Scheme, as amended, dated as of July 12, 2002 (filed as Exhibit 4.3 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2003 and incorporated by reference).

4.4	1999 Employee Share Purchase Plan (filed as Exhibit 10.4 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.5	[Reserved]

4.6	[Reserved]

4.7	[Reserved]

4.8	Credit Agreement between Trintech Group of Companies and The Bank of Ireland dated November 12, 1997 (filed as Exhibit 10.14 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.9	1999 U.S. Share Purchase Plan (filed as Exhibit 10.10 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.10	Debenture between Trintech Group Limited and The Bank of Ireland dated April 23, 1998 (filed as Exhibit 10.15 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.11	Lease Agreement between John McGuire, Cyril McGuire and Trintech Group Limited dated August 10, 2001 (filed as Exhibit 4.11 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated herein by reference).

4.12	Lease Agreement between 5 Independence Associates Limited Partnership and Trintech, Inc. dated April 30, 1998 (filed as Exhibit 10.22 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.13	Amendment No. 1 to Lease Agreement between 5 Independence Associates Limited Partnership and Trintech, Inc. dated August 4, 1998 (filed as Exhibit 10.23 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

Exhibit Number	Description of Document

4.14	Guaranty Agreement between 5 Independence Associates Limited Partnership and Trintech Holdings Limited dated April 1998 (filed as Exhibit 10.24 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.15	Office Lease Agreement between Sherlon Investments Corp. and Trintech, Inc. dated December 12, 1997 (filed as Exhibit 10.25 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.16	Lease Agreement between Service Life & Casualty Ins. Co. and Trintech, Inc. dated January 5, 1999 (filed as Exhibit 10.27 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.17	Lease Agreement between Lincoln Bascom Office Center and Trintech, Inc. dated March 19, 1996 (filed as Exhibit 10.28 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.18	First Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated April 1, 1997 (filed as Exhibit 10.29 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.19	First Amendment to Office Lease Agreement between Sherlon Investments Corp and Trintech, Inc. dated February 10, 1999 (filed as Exhibit 10.30 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.20	Second Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated May 4, 1998 (filed as Exhibit 10.31 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.21	Third Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated May 21, 1998 (filed as Exhibit 10.32 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.22	Lease Agreement between Trintech, Inc. and Peninsula Office Park Associates, L.P. dated May 28, 1999 (filed as Exhibit 4.22 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) and incorporated herein by reference)

4.23	First Amendment to the Lease between Trintech, Inc. and Peninsula Office Park Associates, L.P. dated November 1, 1999 (filed as Exhibit 4.23 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) and incorporated herein by reference)

4.24	Asset Purchase Agreement by and among Trintech Technologies Limited, Maria Sanchez and Eduardo Spangenberg, dated as of September 12, 2000 (filed as Exhibit 4.24 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.25	Form of Indemnification Agreement between Trintech, Inc. and its directors and officers dated September 1999 (filed as Exhibit 10.5 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.26

Supply Agreement between Keltek Electronics Limited and Trintech Group Limited dated

August 17, 1998 (filed as Exhibit 10.20 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.27	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated December 3, 1996 (filed as Exhibit 10.33 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

Exhibit Number	Description of Document

4.28	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated December 3, 1996 (filed as Exhibit 10.34 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.29	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated October 13, 1997 (filed as Exhibit 10.35 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.30	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated October 13, 1997 (filed as Exhibit 10.36 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.31	Software Source Code License Agreement between RSA Data Security, Inc. and Trintech Manufacturing Ltd. Dated March 31, 1998 (filed as Exhibit 10.16 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.32†	Marketing Agreement between RSA Data Security, Inc. and Trintech Manufacturing Ltd. Dated March 31, 1998 (filed as Exhibit 10.17 to Trintech’s Registration Statement on Form F-1 (File No. 333-32762) and incorporated herein by reference)

4.33†	Agreement between Visa International and Trintech Group Limited dated August 27, 1998 (filed as Exhibit 10.18 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.34

Marketing Agreement between SAP Aktiengesellschaft and Trintech Group Limited dated

November 19, 1998 (filed as Exhibit 10.5 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.35†	Development and Marketing Agreement between Trintech Group and Visa International Service Association dated March 26, 1999 (filed as Exhibit 10.37 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.36†	License Agreement between Trintech, Inc. and Visa U.S.A., Inc. dated May 12, 1999 (filed as Exhibit 10.38 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.37	Master Joint Marketing Agreement between Trintech, Inc. and Compaq Computer Corporation dated March 17, 1999 (filed as Exhibit 10.39 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.38	Exceptis Technologies Limited Share Option Scheme, adopted on July 14, 2000 (filed as Exhibit 4.38 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.39	Sale and Purchase Agreement by and between Trintech Group PLC and Exceptis Technologies Limited, dated November 2000 (filed as Exhibit 4.39 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.40	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Globeset, Inc. (filed as Exhibit 4.40 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.41	Sale and Purchase Agreement by and between Suresh Mirpuri and Trintech Group PLC, dated August 24, 2000 (filed as Exhibit 4.41 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

Exhibit Number	Description of Document

4.42	Line of Credit Agreement between Trintech Group PLC and The Bank of Ireland dated April 05, 2002 (filed as Exhibit 4.42 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated herein by reference)

4.43	Stock Purchase Agreement dated November 1, 2003 between Trintech Group PLC, Trintech, Inc., CW & Associates, doing business as DataFlow Services and Jeffrey Wiggins.

4.44	Share Subscription Agreement dated November 1, 2003 between Trintech Group PLC, Trintech, Inc. and Jeffrey Wiggins.

4.45	Grant to Trintech Technologies Limited from Enterprise Ireland dated April 26, 2004.

8.1	Subsidiaries of Trintech Group PLC (See pages 31 and 32 of this Form 20-F)

10.1	Consent of Ernst & Young

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.

13.1	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

†	Documents for which confidential treatment has been previously granted.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC (Registrant)

By:	/s/ RICHARD PAUL BYRNE

R. Paul Byrne Chief Financial Officer

Date: May 12, 2004

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

OF TRINTECH GROUP PLC

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of

Trintech Group PLC

We have audited the accompanying consolidated balance sheets of Trintech Group PLC and subsidiaries as of January 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2004. Our audits also included the financial statement schedules listed at Item 18. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trintech Group PLC and its subsidiaries at January 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for amortization of goodwill and other identifiable intangible assets.

ERNST & YOUNG

Dublin, Ireland

February 24, 2004

TRINTECH GROUP PLC

CONSOLIDATED BALANCE SHEETS

(U.S dollars in thousands, except share and per share data)

	Year ended January 31,
	2003	2004
ASSETS
Current assets
Cash and cash equivalents	$42,559	$36,864
Restricted cash (notes 6 and 19)	3,132	1,211
Accounts receivable, net of allowance for doubtful accounts of $1,884 and $1,595	10,085	9,800
Inventories (note 4)	3,077	824
Value added taxes	617	471
Prepaid expenses and other assets	2,665	2,706

Total current assets	62,135	51,876
Property and equipment, net (notes 7 and 8)	1,674	988
Other non-current assets, net (note 9)	3,095	3,994
Goodwill, net (note 20)	6,609	7,459

Total assets	$73,513	$64,317

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$4,130	$4,804
Accrued payroll and related expenses	2,439	1,864
Other accrued liabilities (notes 6 and 10)	10,602	5,699
Value added taxes	365	819
Warranty reserve	625	356
Deferred revenue	8,394	8,739

Total current liabilities	26,555	22,281

Non-current liabilities
Capital lease due after more than one year (note 7)	343	84
Government grants repayable and related loans (note 16)	137	157
Deferred consideration	475	—
Provision for lease abandonment (note 6)	920	441

Total non-current liabilities	1,875	682

Series B preference shares, $0.0027 par value:
10,000,000 authorized at January 31, 2003 and 2004 respectively
None issued and outstanding	—	—
Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 30,523,413 and 30,596,775 shares issued and outstanding at January 31, 2003 and 2004 respectively	83	83
Additional paid-in capital	245,622	245,965
Treasury shares (254,508 shares)	(140)	(268)
Accumulated deficit	(199,015)	(202,175)
Deferred stock compensation	(34)	—
Accumulated other comprehensive loss	(1,433)	(2,251)

Total shareholders’ equity	45,083	41,354

Total liabilities and shareholders’ equity	$73,513	$64,317

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended January 31,
	2002	2003	2004
Revenue:
Product	$26,104	$9,165	$10,318
License	30,240	22,418	22,867
Service	11,997	11,273	9,886

Total revenue	68,341	42,856	43,071

Cost of revenue:
Product	19,476	11,148	7,586
License	10,448	9,248	5,313
Service	8,681	8,456	6,020

Total cost of revenue	38,605	28,852	18,919

Gross margin	29,736	14,004	24,152
Operating expenses:
Research and development	20,597	10,349	8,280
Sales and marketing	18,719	10,297	8,689
General and administrative	17,891	15,354	10,587
Restructuring charge (note 21)	5,320	4,270	745
Amortization of goodwill	27,806	—	—
Amortization of purchased intangible assets	3,899	2,573	507
Impairment of goodwill (note 20)	36,540	12,849	—
Impairment of purchased intangible assets (note 9)	1,562	3,686	—
Adjustment of acquisition liabilities (note 19)	—	804	—
Adjustment of acquisition deferred consideration (note 19)	—	—	(1,149)
Stock compensation	840	20	—

Total operating expenses	133,174	60,202	27,659

Income (loss) from operations	(103,438)	(46,198)	(3,507)
Interest income, net	2,961	716	268
Exchange gain, net	523	771	79

Income (loss) before provision for income taxes	(99,954)	(44,711)	(3,160)
Provision for income taxes (note 14)	(85)	(108)	—

Net Income (loss)	$(100,039)	$(44,819)	$(3,160)

Basic net income (loss) per Ordinary Share	$(3.30)	$(1.47)	$(0.10)

Shares used in computing basic net income (loss) per Ordinary Share	30,341,559	30,559,410	30,314,419

Diluted net income (loss) per Ordinary Share	$(3.30)	$(1.47)	$(0.10)

Shares used in computing diluted net income (loss) per Ordinary Share	30,341,559	30,559,410	30,314,419

Basic net income (loss) per equivalent ADS	$(6.59)	$(2.93)	$(0.21)

Diluted net income (loss) per equivalent ADS	$(6.59)	$(2.93)	$(0.21)

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Treasury Shares	Accumulated Deficit	Deferred Stock Compensation	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 31, 2001	30,030,725	$81	$242,474	$—	$(54,157)	$(246)	$(792)	$187,360
Issuance of Ordinary Shares on exercise of options (a)	362,199	1	819	—	—	—	—	820
Issuance of Ordinary Shares for cash	128,836	0	1,681	—	—	—	—	1,681
Expenses of share issues	—	—	(105)	—	—	—	—	(105)
Reversal of deferred compensation related to the expiry of unvested options assumed	—	—	(39)	—	—	39	—	—
Amortization of deferred compensation	—	—	—	—	—	75	—	75
Stock compensation	—	—	765	—	—	—	—	765
Net loss	—	—	—	—	(100,039)	—	—	(100,039)
Currency translation adjustment	—	—	—	—	—	—	(126)	(126)

Comprehensive loss	—	—	—	—	—	—	—	(100,165)

Balance at January 31, 2002	30,521,760	82	245,595	—	(154,196)	(132)	(918)	90,431

Issuance of Ordinary Shares on exercise of options (a)	27,378	0	20	—	—	—	—	20
Issuance of Ordinary Shares for cash	89,569	1	104	—	—	—	—	105
Expenses of share issues	—	—	(19)	—	—	—	—	(19)
Purchase of treasury shares	(115,294)	—	—	(140)	—	—	—	(140)
Reversal of deferred compensation related to the expiry of unvested options assumed	—	—	(78)	—	—	78	—	—
Amortization of deferred compensation	—	—	—	—	—	20	—	20
Net loss	—	—	—	—	(44,819)	—	—	(44,819)
Currency translation adjustment	—	—	—	—	—	—	(515)	(515)

Comprehensive loss	—	—	—	—	—	—	—	(45,334)

Balance at January 31, 2003	30,523,413	83	245,622	(140)	(199,015)	(34)	(1,433)	45,083

Issuance of Ordinary Shares on exercise of options (a)	212,576	0	155	—	—	—	—	155
Purchase of treasury shares	(502,662)	—	—	(512)	—	—	—	(512)
Reissue of treasury shares	463,448	—	222	384	—	—	—	606
Reversal of deferred compensation related to the expiry of unvested options assumed	—	—	(34)	—	—	34	—	—
Net loss	—	—	—	—	(3,160)	—	—	(3,160)
Currency translation adjustment	—	—	—	—	—	—	(818)	(818)

Comprehensive loss	—	—	—	—	—	—	—	(3,978)

Balance at January 31, 2004	30,596,775	$83	$245,965	$(268)	$(202,175)	$—	$(2,251)	$41,354

(a)	See note 13 to these statements

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended January 31,
	2002	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$(100,039)	$(44,819)	$(3,160)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and impairment	77,650	29,461	3,061
Stock compensation	840	22	—
(Profit) on marketable securities	(2,309)	(569)	—
Purchase of marketable securities	(417,972)	(206,867)	—
Sale of marketable securities	459,693	255,412	—
Effect of changes in foreign currency exchange rates	(362)	(1,779)	673
Changes in operating assets and liabilities:
(Additions to) reductions from restricted cash deposits	(1,747)	2,237	1,921
Inventories	(2,015)	1,528	2,378
Accounts receivable	2,401	7,240	1,635
Prepaid expenses and other assets	1,754	1,211	12
Value added tax receivable	(277)	(10)	223
Accounts payable	(1,344)	(2,836)	301
Accrued payroll and related expenses	1,135	(1,193)	(685)
Deferred revenues	(3,233)	(229)	(73)
Value added tax payable	(689)	(67)	411
Warranty reserve	(89)	136	(344)
Government grants repayable and related loans	(450)	—	(399)
Other accrued liabilities	(461)	(547)	(4,403)

Net cash provided by operating activities	12,486	38,331	1,551

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,849)	(283)	(605)
Payments relating to acquisitions	(18,637)	(2,270)	(6,855)

Net cash used in investing activities	(21,486)	(2,553)	(7,460)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(542)	(443)	(446)
Issuance of ordinary shares	2,501	123	761
Purchase of treasury shares	—	(140)	(512)
Expenses of share issue	(105)	(19)	—

Net cash provided by (used in) financing activities	1,854	(479)	(197)

Net (decrease) increase in cash and cash equivalents	(7,146)	35,299	(6,106)
Effect of exchange rate changes on cash and cash equivalents	(142)	510	411
Cash and cash equivalents at beginning of period	14,038	6,750	42,559

Cash and cash equivalents at end of period	$6,750	$42,559	$36,864

Supplemental disclosure of cash flow information:
Interest paid	$72	$53	$85

Taxes paid	$102	$339	$110

Supplemental disclosure of non-cash flow information:
Acquisition of property and equipment under capital leases	$—	$331	$87

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

Companies Acts, 1963 to 2003

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the group financial statements for the years ended January 31, 2003 and 2002. Copies of full group accounts for each of the years ended January 31, 2003 and 2002 have been so annexed to the relevant annual returns, and a copy of the full group accounts for the year ended January 31, 2004 together with the report of the auditors thereon will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of the Company in 2004.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Translation of Financial Statements of Foreign Entities

The Euro (€) is the functional currency of the Company’s subsidiaries in Ireland and Germany. The US dollar (US$) is the functional currency of the parent company, Trintech Group PLC and the Company’s subsidiaries in the United States, Uruguay and the Cayman Islands. The United Kingdom pound sterling (Stg£) is the functional currency of the Company’s UK subsidiaries. Transaction gains or losses arising on changes in the exchange rates between functional currencies and foreign currencies are included in net income (loss) for the period. During the current year, the Company determined that the functional currency of the parent company was more appropriately the US$ rather than the Euro as had been used historically. The use of the Euro rather than the US$ was not material to the previously reported results of operations or financial position.

The Company’s assets and liabilities are translated to U.S. dollars, the reporting currency, at the exchange rate at the balance sheet date. Revenues, costs and expenses are translated to U.S. dollars at average rates of exchange prevailing during the periods. Translation adjustments arising are reported as a component of shareholders’ equity. On June 30, 2002 after a transition period of six months, the Irish pound and the Deutsche mark ceased to be legal currencies of Ireland and Germany and were replaced by the Euro. From that date the functional currencies of the Company’s Irish subsidiaries and German subsidiary ceased to be the Irish pound and Deutsche mark respectively and became the Euro. The financial statements of all of the entities affected for all periods presented by the Euro have been retranslated to Euro before translation to the U.S. Dollar, the reporting currency, using the fixed exchange rates between the Irish pound or Deutsche mark and the Euro and depict the same trends as would have been presented if the entities concerned had continued to present financial statements in the currencies that were previously used.

Revenue Recognition

The Company’s revenue is derived from product sales, license fees and charges for services.

Revenue is recognized on product sales when persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectibility is reasonably assured.

The Company recognizes license revenue in accordance with the Securities and Exchange Commissions Staff Accounting Bulletins (SAB) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104 “Revenue Recognition”, issued by the staff of the SEC in December 2003, the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. For license arrangements that do not require significant modification or customization of the software, the Company recognize license revenue when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable. In addition, if the Company provides services that are considered essential to the functionality of the software products, both the license revenue and the service revenue are recognized in accordance with the provisions of the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” in accordance with the “Input Method”. The amount of revenue recognized is based on the total license and service fees under the agreement and the percentage of completion achieved.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. Revenue allocated to maintenance and support is recognized ratably over the maintenance term, typically one year. Revenue allocated to implementation, training and other service elements is recognized as the services are performed.

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

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. If the Company provides services that are considered essential to the functionality of the software products the amount of revenue recognized is based on the total license and service fees under the agreement and the percentage of completion achieved. The percentage of completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization of similar software and delivery of similar services and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. No such estimated losses were identified in any of the periods presented.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Derivative Financial Instruments

The Company uses derivative instruments to manage certain exposures to foreign currency risks. The Company’s objectives for holding derivatives are to minimize these risks using the most effective methods to eliminate or reduce the impact of such exposure.

The Company follows SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. All of the Company’s derivative financial instruments are recorded at their fair value in other accrued liabilities.

Research and Development

Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards Number 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through January 31, 2004, all research and development costs have been expensed.

Other Non-current Assets

On November 13, 2001, the Company acquired VeriFone’s secure payment infrastructure and Internet payment ePS product line, for total consideration of US$3.4 million. The technology comprised a complete

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e-commerce payment management solution aimed at large retailers, financial institutions, network operators and other multiple service providers. The acquisition was accounted for under the purchase method of accounting. The total purchase costs of US$3.4 million, comprising the net cash paid and related transaction costs, was allocated, based on their respective fair values, to non-current assets, purchased technology of US$2.0 million and acquired customer base of US$1.0 million, and goodwill of US$459,000. During January 2003, the Company recognized other non-current asset impairments of US$1.7 million in relation to the ePS product, equivalent to the carrying value of the assets, which reduced the carrying value of the assets to nil.

Other non-current assets represent costs of technology acquired which have reached technological feasibility, the fair value at date of acquisition of an assembled workforce (subsequently reclassified to goodwill), an acquired customer base, trade names and non-compete covenants related to the Company’s acquisitions as described in Note 19. The costs of technology have been capitalized and will be written off over their useful economic lives in accordance with SFAS 86. The remaining cost associated with the non-current assets will be written off over six years. Amortization expense for the years ended January 31, 2002, 2003 and 2004, was US$8,361,000, US$7,292,000 and US$1,641,000 respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in various business acquisitions as described in Note 19. Amortization expense was US$27,806,000 for the year ended January 31, 2002. Beginning February 1, 2002, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, the Company no longer amortizes goodwill but tests it at least annually for impairment. On adoption, the Company reclassified the net carrying amount of assembled workforce of US$1.5 million from other non-current assets to goodwill. There was no impairment of goodwill upon adoption of SFAS No. 142.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Net Income (Loss) per Ordinary Share

Basic loss per share is calculated using net loss divided by the weighted average number of ordinary shares outstanding for the period. Diluted loss per share is calculated using net loss divided by the weighted average number of ordinary shares outstanding for the period, plus dilutive potential ordinary shares outstanding during the period. Potential ordinary shares have been excluded from the calculations of the diluted net loss per share for fiscal 2002, 2003 and 2004, because all such shares were anti-dilutive.

Basic and diluted loss per share is calculated in accordance with statement of Financial Accounting Standards No. 128 “Earnings per Share” (“SFAS 128”).

Concentration of Credit Risk

The Company sells its products primarily to banks and financial transaction processors throughout the world. While a small number of customers have historically accounted for a significant portion of the Company’s revenue, management believes that these customers are credit worthy and, accordingly, minimal credit risk exists with respect to these customers. The Company performs ongoing credit evaluations on its customers and maintains reserves for potential credit losses. Generally such losses have been within management’s expectations. In the third quarter of fiscal 2002, the Company recorded a US$1.25 million restructuring charge related to the restructuring of the UK business. The charge was primarily a write down of receivables. The Company had an allowance for doubtful accounts of approximately US$1,884,000 and US$1,595,000 at January 31, 2003 and 2004 respectively. The Company generally requires no collateral from its customers.

The Company invests its excess cash in low-risk, short-term deposit accounts with high credit-quality banks in the United States, Germany and Ireland. At January 31, 2004, US$38,075,000 was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

Employment Grants

Employment grants are credited to the income statement when earned and offset against the related payroll expense in two equal installments, the first on the creation of the job, and the second six months following the creation of the job.

Marketing Grants and related loans

Marketing grants and related loans received are accounted for in accordance with the terms of the agreement for the specific grant/loan. This is either as a 50% offset against the relevant expenditure on developing an overseas market and a 50% loan to be repaid at rates linked to future revenues earned in the related markets, or as

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a 100% loan to be repaid at rates linked to future revenues earned in the related markets. All loan amounts are credited to a balance sheet liability account as the Company believes they will have to be repaid in the future. The Company repaid approximately US$399,000 in relation to these loans in the year ended January 31, 2004.

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

In September 1999, in connection with the appointment of the Chief Operating Officer, the Company issued 20,000 options at less than the fair market value at the date of grant. The options vested equally in January 2001 and January 2002. For the year ended January 31, 2002, the Company recognized compensation expense of US$100,000.

The Company has followed the provisions of FASB Statement Number 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, in accounting for warrants and options issued to non-employees. The Company has adopted the fair value method as prescribed by SFAS 123 in determining the fair value of the warrants and options issued and the resultant compensation expense. The Company has recognized compensation expense of US$665,000 during the year ended January 31, 2002, in respect of options issued to non-employees. In May 2000, the Company revised these option grants to be immediately exercisable so that in future periods the non-cash compensation charge was fixed on a quarterly basis.

In November 2000, in connection with the acquisition of Exceptis, the Company exchanged unvested options in that entity for Trintech options. The Company recorded US$75,000 and US$20,000 in stock compensation related to these options in the years ended January 31, 2002 and 2003 respectively.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). This statement amends SFAS Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and of the effect of the method used on reported results. The provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. As of January 31, 2004, the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation.

Pro forma information regarding net income is required by FASB Statement Number 123, “Accounting for Stock-Based Compensation”, (“SFAS 123”), and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2002, 2003 and 2004: risk free interest rate of 4%, 3% and 2% respectively; dividend yields of 0%; volatility factors of the expected market price of the Company’s ordinary shares of 1.0 in fiscal 2002, 1.1 for fiscal 2003 and fiscal 2004, and a weighted-average expected life of the options of four years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information is as follows:

	Year ended January 31,
	2002	2003	2004
	(U.S. dollars in thousands)
Net income (loss), as reported	$(100,039)	$(44,819)	$(3,160)

Add: Stock-based employee compensation
expense included in reported net income (loss), net of related tax effects	175	20	—

Deduct: Total stock-based employee compensation
expense determined under fair value based method for all awards, net of related tax effects (1)	(5,390)	(5,171)	(3,797)

Pro forma net income (loss)	$(105,254)	$(49,970)	$(6,957)

Earnings (loss) per share:
Basic—as reported	$(3.30)	$(1.47)	$(0.10)
Basic—pro forma	$(3.47)	$(1.64)	$(0.23)
Diluted—as reported	$(3.30)	$(1.47)	$(0.10)
Diluted—pro forma	$(3.47)	$(1.64)	$(0.23)

(1)	The Company previously reported pro forma net loss of US$(104,777,000) and US$(49,665,000) and pro forma net loss per ordinary share of US$(3.45) and US$(1.63) for the fiscal years ended January 31, 2002 and 2003, respectively. Due to an error in the internal system that computes the FAS 123 financial impact of the Company’s stock option plans the Company’s FAS 123 pro forma footnote disclosure had erroneously omitted the pro forma expense related to certain options granted. To correct this error, the Company is amending its financial statements for the fiscal years January 31, 2002 and 2003 in order to reflect an adjustment to the FAS 123 pro forma footnote disclosure. This resulted in an increase in the pro forma stock-based compensation expense from that previously reported. As the Company has previously elected to account for its stock-based compensation expense under APB 25, this adjustment does not have any effect on the Company’s Consolidated Balance Sheets, Statements of Operations or Statements of Cash Flows.

Advertising and Promotion Expense

All costs associated with advertising are expensed as incurred. Advertising and promotion expense was US$1,539,000, US$625,000 and US$481,000 for the years ended January 31, 2002, 2003 and 2004, respectively.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories are stated at the lower of cost or market value. During the year ended January 31, 2003, the Company recorded exceptional provisions for the loss in net realizable value for excess inventory of US$3.0 million, a consequence of the weaker than expected demand from the German retail sector.

Warranty Reserves

The Company maintains reserves for future warranty claims arising from past sales of product. The Company makes provision for such costs when revenue is recorded from product sales. Each quarter the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table summarizes the Company’s warranty activity for the years ended January 31, 2002, 2003 and 2004.

	Year ended January 31
	2002	2003	2004
	(U.S. dollars in thousands)
Opening reserve balance	$521	$397	$625
Deductions	(130)	(397)	(516)
Provision for new product warranties issued	83	102	155
Adjustment of pre-existing warranties provision	(43)	463	30
Exchange differences	(34)	60	62

Closing reserve balance	$397	$625	$356

Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities”. This statement addresses the recognition, measurement and reporting of costs associated with exit and disposal activities. SFAS No. 146 is applicable to restructuring activities and costs related to terminating a contract that is not a capital lease and to one time benefit arrangements received by employees who are involuntarily terminated. SFAS No. 146 supercedes EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. Under SFAS No. 146 the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the Company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Previously issued financial statements will not be restated. The provisions of EITF Issue No. 94-3 will continue to apply for exit plans initiated prior to the adoption of SFAS No. 146. The timing of recognition of costs of restructuring plans initiated and implemented by the Company in fiscal 2004 has been in accordance with SFAS 146.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, (“FIN 45”). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Company is required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate that the adoption will have a material effect on the Company’s financial position, results of operations or cash flows. Application of FIN 45 had no material impact on the consolidated financial statements of the Company as it had no guarantees in fiscal 2004 or fiscal 2003.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (SFAS 148). This statement amends SFAS Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and of the effect of the method used on reported results. The provisions of SFAS 148 are effective in fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. As of January 31, 2004, the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation.

In January 2003, the FASB released FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and did not have a variable interest entity as of January 31, 2004. The adoption of this Statement did not have a material effect on the Company’s consolidated financial statements for the year ended January 31, 2004.

The Financial Accounting Standards Board issued Statement No. 149, “ Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, (“SFAS 149”) in April 2003. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement requires contracts with comparable characteristics be accounted for similarly. In particular, this Statement (a) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, (b) clarifies when a derivative contains a financing component and (c) amends the definition of an “underlying” to conform it to language used in FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Application of the new rules is not expected to have any material impact on the consolidated financial statements of the Company.

The Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, (“SFAS 150”) in May 2003. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Statement 150 is effective for financial instruments entered into or modified after May 31, 2003. Application of SFAS 150 had no material impact on the consolidated financial statements of the Company as it had no financial instruments in fiscal 2004.

In May 2003, the consensus on EITF Issue No. 01-08, “Determining Whether an Arrangement Contains a Lease”, was issued. The guidance in the consensus applies to the purchase or sale of goods and services under

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

various types of contracts, including outsourcing arrangements. Based on the criteria in the consensus, both parties to an arrangement are required to determine whether the arrangement includes a lease within the scope of SFAS No. 13, “Accounting for Leases”. The new requirement applies prospectively to new or modified arrangements for reporting periods beginning after May 28, 2003. The Company did not enter into or modify any arrangements covered by EITF 01-08 during fiscal year 2004 and, as such, the adoption of EITF No. 01-08 did not have an effect on the Company’s consolidated financial statements.

In August 2003, the Emerging Issues Task Force reached consensus on EITF Issue No. 03-5 (“EITF 03-5”), “Applicability of AICPA Statement of Position 97-2, “Software Revenue Recognition “, to Non-Software Deliverables in an Arrangement Containing More-than-Incidental Software”. EITF 03-5, which became effective for the Company on October 1, 2003, provides guidance on determining whether non-software deliverables are included within the scope of SOP 97-2 and, accordingly, whether multiple element arrangements are to be accounted for in accordance with EITF Issue No. 00-21 or SOP 97-2. The provisions of EITF 03-5 did not have an effect on the Company’s consolidated financial statements.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, “Revenue Recognition”, which amends SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple-element revenue arrangements, superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Additionally SAB 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers, or FAQ, issued with SAB 101 that had been codified in SEC Topic 13, “Revenue Recognition”. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. Adoption of this standard had no material impact on the Company’s financial statements.

2. Marketable Securities

Marketable securities are considered to be trading securities per SFAS 115 and are carried on the balance sheet at their market value. The change in unrealized gains (losses) included in net income (loss) is as follows:

	Year ended January 31,
	2002	2003	2004
	(U.S. dollars in thousands)
Unrealized gain at beginning of year	$265	$61	$—
Included in income (loss) for the year	(204)	(61)	—

Unrealized gain at end of year	$61	$—	$—

3. Revolving Credit Facility: Bank Overdraft Facility and Overdrafts

The Company has an unsecured overdraft facility of €2.5 million (approximately US$3.1 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 2.65% as at January 31, 2004. As of January 31, 2004 there was US$0 outstanding under the facility. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Inventories

	Year ended January 31,
	2003	2004
	(U.S. dollars in thousands)
Raw materials	$172	$95
Finished goods	2,905	729

Total	$3,077	$824

During the year ended January 31, 2003, the Company recorded exceptional provisions for loss in net realizable value for excess inventory of US$3.0 million, a consequence of the weaker than expected demand from the German retail sector.

5. Foreign Exchange Contracts and Fair Value of Financial Instruments

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates to occur within the next twelve months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which we have a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes. At January 31, 2002, 2003 and 2004 the Company had no Foreign Exchange contracts.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange (loss) gain on the Statement of Operations.

As of January 31, 2004 the Company had four currency options maturing in February 2004, March 2004, May 2004 and June 2004, each option to sell US$500,000 and receive Euro. The currency options combine the buying of four vanilla options with the selling of four reverse knock-in options. If the EUR to USD spot exchange rate is trading between 1.2565 and 1.29 on the expiry date of each individual option, the option will be executed at the existing spot exchange rate. If the EUR to USD spot exchange rate is trading either below 1.2565 or equal to or above 1.29, the option will be executed at an EUR to USD exchange rate of 1.29. The fair value of the options as of January 31, 2004 was US$80,000 negative.

	Year ended January 31,
	2003		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non Derivatives
Cash and cash equivalents	$42,559	$42,559	$36,864	$36,864
Restricted cash	$3,132	$3,132	$1,211	$1,211

Derivatives
Foreign currency options.	$—	$—	$(80)	$(80)

The carrying amounts in the table are included in the statements of financial position under the indicated captions.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Operating Lease Commitments

The Company’s significant operating leases are for the premises in Dublin, Ireland; Frankfurt, Germany; San Mateo, California; Dallas, Texas; and London, United Kingdom. In Dublin, the Company leases its corporate headquarters from Cyril McGuire, an officer and director of the Company, and John McGuire, a significant shareholder. These facilities are held under two leases expiring in 2023 and 2025, with rent reviews every five years and options to exit in fiscal 2007 and fiscal 2009, respectively. The rent paid by the company was determined after completion of a survey of the rental market, and the terms of the lease are no less favorable than those that could be obtained in arms-length transactions. The Frankfurt facility lease expires in 2004. The San Mateo facility is under a 5 year lease which expires in 2004. The Dallas facilities are held under two leases expiring in 2005 and 2006. The London facility is under a five year lease which expires in 2005. Rent expense, which does not include the expense for facilities that the Company does not occupy, was approximately US$2,796,000, US$2,206,000 and US$2,069,000 for the years ended January 31, 2002, 2003, and 2004, respectively. For the year ended January 31, 2004, lease abandonment costs totaled US$795,000.

In December 2002, the Company agreed a lease termination settlement of approximately US$2.1 million relating to the Company’s Austin facility, which was under a ten year lease due to expire in 2010. Deferred lease termination payments of US$1.5 million, relating to this termination were included in Other Accrued Liabilities as of January 31, 2003 and were paid during fiscal 2004. As a result of the termination, the Company reduced Other Accrued Liabilities and the total consideration relating to the Company’s Globeset acquisition, by approximately US$1.0 million. Prior to the termination, future minimum lease payments relating to the Company’s Austin facility, net of sublease income, totaled approximately US$8.6 million. Under the terms of the lease agreement, the Company was required to provide security deposits in the form of a letter of credit of approximately US$2.5 million. In connection with the letter of credit, US$2.5 million and US$600,000 are classified as restricted cash on the Consolidated Balance Sheets as of January 31, 2003 and 2004, respectively. The letter of credit was terminated during March 2004.

Under the terms of the lease agreement for the San Mateo premises, the Company is required to provide a security deposit in the form of a letter of credit for US$161,000, through the term of the respective leases. The amount of the letters of credit issued is guaranteed with certificates of deposit, maintained with the issuing bank as security, and is classified as restricted cash on the Consolidated Balance Sheets.

Operating lease payments in the table below represent future minimum payments for all properties currently leased by the Company, including abandoned properties. Future minimum payments for abandoned properties total US$4.3 million at January 31, 2004. The Company has provisions for abandonments of approximately US$982,000 in relation to these leases. The estimated costs of abandoning these leased facilities, including estimated costs to sublease, were based on market information trend analyses.

	Future Minimum Lease Payments	Future Sublease Income
	(U.S. dollars in thousands)
Year ending January 31,
2005	$3,277	$676
2006	2,829	564
2007	2,435	553
2008	1,524	553
2009	1,441	967
Thereafter	3,306	69

Total minimum lease payments outstanding	$14,812	$3,382

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provisions for abandonments relating to future minimum lease payments of US$541,000 are included in other accrued liabilities at January 31, 2004. Provisions for abandonments relating to future minimum lease payments of US$369,000 and US$72,000 are included in provision for lease abandonments for the years ending January 31, 2005 and 2006 respectively.

7. Capital Leases

The following is an analysis of the property acquired under capital leases, and included in property and equipment, by major classes:

	Asset balances at January 31,
	2003	2004
	(U.S. dollars in thousands)
Computers and office equipment	$1,862	$2,170
Motor vehicles	149	70

Total cost	2,011	2,240
Accumulated depreciation	(1,399)	(2,027)

Total, net	$612	$213

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of January 31, 2004 (US dollars in thousands):

Year ending January 31,
2005	$395
2006	85

Total minimum lease payments	480
Less: Amount representing interest	(18)

Present value of net minimum lease payments	$462

The current portion and non-current portion of present value of net minimum lease payments as of January 31, 2004 was US$378,000 and US$84,000, respectively.

8. Property and Equipment

Property and equipment consist of the following:

	Year ended January 31,
	2003	2004
	(U.S. dollars in thousands)
Computers and office equipment	$7,308	$8,351
Motor vehicles	194	70
Fixtures and fittings	2,839	2,855

Total cost	10,341	11,276
Accumulated depreciation	(8,667)	(10,288)

Property and equipment, net	$1,674	$988

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During January 2003, the company recorded a charge in connection with the write down of fixed assets of approximately US$1.4 million relating to fixed assets no longer in use.

9. Other Non-Current Assets

Other non-current asset amortization for the years ended January 31, 2002, 2003 and 2004 was US$8,361,000, US$7,292,000 and US$1,641,000 respectively. Other non–current asset amortization is estimated to be approximately US$847,000 in the years ending January 31, 2005 and 2006, US$831,000 in the year ending January 31, 2007, US$784,000 in the year ending January 31, 2008, US$392,000 in the year ending January 31, 2009 and US$293,000 in the year ending January 31, 2010.

	As of January 31, 2003				As of January 31, 2004
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Other non-current
Assets-amortizable:
Purchased technology	$14,856	$3,392	$10,328	$1,136	$14,926	$3,392	$11,470	$64
Trade names	—	—	—	—	120	—	10	110
Customer base	7,385	567	4,859	1,959	9,735	567	5,348	3,820
Covenants	2,492	1,232	1,260	—	2,492	1,232	1,260	—
Total identifiable Intangible

Assets	$24,733	$5,191	$16,447	$3,095	$27,273	$5,191	$18,088	$3,994

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

During the year ended January 31, 2004, the Company allocated approximately US$2.5 million of purchase price to other non-current assets (acquired customer base of US$2,350,000, purchased technology of US$70,000 and trade names of US$120,000) in connection with the acquisition of CW & Associates, Inc.

During the fourth quarter of fiscal 2004, the Company completed its annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142 and determined its recorded non-current assets were not impaired as of January 31, 2004.

10. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	Year ended January 31,
	2003	2004
	(U.S. dollars in thousands)
Provision for lease abandonment	$777	$541
Deferred lease termination payments	1,500	—
Deferred consideration	2,569	1,400
Other	5,756	3,758

Total	$10,602	$5,699

11. Shareholders’ Equity

The Company’s authorized share capital comprises 100,000,000 Ordinary Shares of US$0.0027 par value per share and 10,000,000 Series B Preference Shares of US$0.0027 par value per share, which may be issued with such special, qualified, preferred, deferred or other rights or privileges or conditions as to capital, dividends, rights of voting or other matters as the Directors may decide.

In July 2001, 2002 and 2003, the Company’s shareholders approved an agreement which gave the Board the authority to engage in the repurchase of the Company’s outstanding Ordinary Shares. Under the program, up to US$5.0 million of the Company’s Ordinary Shares could be acquired on the open market, or in negotiated or block trades. As of January 31, 2004, the Company had repurchased 617,956 shares at a cost of approximately US$652,000. As of January 31, 2004 approximately US$4.35 million remained available for future repurchases under this program.

Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish company law. There were no dividends declared or payable by the Company in any of the years presented. At January 31, 2002, 2003 and 2004 the Company did not have any profits available for distribution.

During 1999, in connection with a strategic alliance with MasterCard, the Company issued options to purchase 50,000 shares of the Company’s Ordinary Shares at prices ranging from US$11.55 to US$12.50. The

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

options originally vested eighteen months from the date of grant and expire two years from the date of issuance. In May 2000, the Company revised these option grants to be immediately exercisable so that in future periods the non-cash compensation charge was fixed on a quarterly basis. The options expired unexercised during the year ended January 31, 2002. The Company recorded US$242,000 in stock compensation related to these options in the year ended January 31, 2002.

Also in 1999, in connection with the formation of the Company’s Advisory Board, the Company issued options to purchase 60,000 shares of the Company’s Ordinary Shares at an exercise price of US$11.36 to each of the three Advisory Board Members. The options originally vested ratably over four years and were originally due to expire after seven years from the date of grant. In May 2000, the Company revised these option grants to be immediately exercisable so that in future periods the non-cash compensation charge was fixed on a quarterly basis. The options were canceled unexercised during the year ended January 31, 2004. The Company recorded US$423,000 in stock compensation related to these options in the year ended January 31, 2002.

On March 21, 2000, the Company effected a two-for-one ADS split. Following the split, each ordinary share equaled two equivalent ADSs.

In November 2000, in connection with the acquisition of Exceptis, the Company exchanged unvested options in that entity for Trintech options, the Company recorded US$75,000, US$20,000 and US$nil in stock compensation related to these options in the years ended January 31, 2002, 2003 and 2004, respectively.

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

12. Net Income (Loss) Per Ordinary Share

	Year ended January 31,
	2002	2003	2004
	(U.S. dollars in thousands, except per share data)
Numerator:
Numerator for basic and diluted net Income (loss) per ordinary share— Income (loss) available to ordinary shareholders	$(100,039)	$(44,819)	$(3,160)

Denominator:
Denominator for basic earnings per Share—weighted average Ordinary Shares	30,341,559	30,559,410	30,314,419
Effect of employee stock options	—	—	—

Denominator for diluted net income (loss) per Ordinary Share	30,341,559	30,559,410	30,314,419

Basic net income (loss) per Ordinary Share	$(3.30)	$(1.47)	$(0.10)

Diluted net income (loss) per Ordinary Share	$(3.30)	$(1.47)	$(0.10)

ADS used in computing basic net income (loss) per equivalent ADS	15,170,780	15,279,705	15,157,210

ADS used in computing diluted net income (loss) per equivalent ADS	15,170,780	15,279,705	15,157,210

Basic net income (loss) per ADS	$(6.59)	$(2.93)	$(0.21)

Diluted net income (loss) per ADS	$(6.59)	$(2.93)	$(0.21)

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Employee Benefit Plans

The Company has elected to follow Accounting Principles Board Opinion Number 25, “Accounting for Stock Issued to Employees”, (“APB 25”) and related interpretations in accounting for its stock options. Under APB 25, in September 1999, in connection with the appointment of the Chief Operating Officer, the Company issued 20,000 options at less than the fair market value at the date of grant. The options vested equally in January 2001 and January 2002. For the year ended January 31, 2002 the Company recognized compensation expense of US$100,000.

The Company has the following active stock option and purchase plans: the Trintech Group PLC 1997 Share Option Scheme, the Trintech Group PLC Directors and Consultants Share Option Scheme, the 1999 Employee Savings Related Share Option Scheme and the 1999 Employee Share Purchase Plan (the Stock Plans). There are 6,200,000 Ordinary Shares (3,100,000 equivalent ADSs) available to be issued collectively under the Stock Plans. If an option expires or is cancelled for any reason without having been fully exercised or vested, the unvested or cancelled options will continue to be available for future grant under the Stock Plans.

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

During 1998, the Company’s Board of Directors and shareholders approved the Directors and Consultants Share Option Scheme which provides for the grant of options to purchase Ordinary Shares of the Company to non-employee directors and consultants of the Company. All options granted have a seven-year term and are generally exercisable at date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for the Company’s Irish employees. The 1999 savings related scheme applies to all of the Company’s qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2004 no shares had been issued under this scheme.

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

The 1999 Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation. As of January 31, 2004, 211,696 Ordinary Shares (105,848 equivalent ADSs) had been issued under this plan, of which 63,448 Ordinary Shares (31,724 equivalent ADSs) were issued for a total consideration of approximately US$36,000 during the year ended January 31, 2004.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

A summary of the Company’s stock option activity and related information for the years ended January 31, 2002, 2003 and 2004 is as follows:

	January 31, 2002		January 31, 2003		January 31, 2004
	Options	Weighted- average exercise price	Options	Weighted- average exercise price	Options	Weighted- average exercise price
Outstanding at beginning of year	4,233,919	$19.16	4,153,708	$10.54	4,438,432	$6.67
Granted	1,912,960	3.86	1,826,078	0.90	1,710,500	1.28
Cancelled	(679,464)	28.10	(400,000)	11.56	(950,116)	7.37

Forfeited	(951,508)	25.40	(1,113,976)	10.01	(471,000)	10.92
Exercised	(362,199)	2.64	(27,378)	0.73	(212,576)	0.73

Outstanding at end of year	4,153,708	$10.54	4,438,432	$6.67	4,515,240	$4.32

Exercisable at end of year.	1,388,442	$11.96	1,941,874	$10.71	2,235,096	$6.89

	January 31, 2002		January 31, 2003		January 31, 2004
	Fair value	Weighted- average exercise price	Fair value	Weighted- average exercise price	Fair value	Weighted- average exercise price
Weighted-average fair value of options granted during the year for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$2.72	$3.86	$0.58	$0.90	$0.92	$1.28

Exercise prices for options outstanding as of January 31, 2004 ranged from US$0.50 to US$49.50 per share. The breakdown of outstanding options at January 31, 2004 by price range is as follows:

Price range	Weighted average Remaining life (years)	Options outstanding	Options exercisable
$ 0.50—0.88	5.62	921,698	560,680
$ 0.89—1.11	5.91	454,150	92,250
$ 1.12—1.25	6.46	1,065,000	252,500
$ 1.26—3.40	5.13	1,080,310	454,586
$ 3.41—49.50	3.32	994,082	875,080

		4,515,240	2,235,096

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Options have been granted in U.S. dollars since September 1999, previously options were granted in Irish pounds. The U.S. dollar equivalents for disclosure above have been determined using the U.S. dollar rate at the date of each grant.

14. Income Taxes

Income (loss) before provision for income taxes consists of the following:

	Year ended January 31,
	2002	2003	2004
	(U.S. dollars in thousands)
Ireland	$(95,525)	$(40,348)	$(9,549)
Foreign	(4,429)	(4,363)	6,389

Total	$(99,954)	$(44,711)	$(3,160)

The provision for income taxes consists of the following:

	Year ended January 31,
	2002	2003	2004
	(U.S. dollars in thousands)
Current:
Ireland	$42	$59	$—
Foreign	43	49	—

Total current	$85	$108	$—

Deferred:
Ireland	$—	$—	$—
Foreign	$—	$—	$—

Total deferred	—	$—	—

Total provision for income taxes	$85	$108	$—

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to income before taxes. The sources and tax effects of the differences are as follows:

	Year ended January 31,
	2002	2003	2004
	(U.S. dollars in thousands)
Income taxes computed at the Irish statutory income tax rate of 19.66% for 2002, 15.71% for 2003 and 12.50% for 2004	$(19,651)	$(7,019)	$(395)
Income (losses) from Irish manufacturing operations relieved at lower rates	2,104	1,755	320
Income (losses) subject to higher rates of tax	53	21	1,160
Operating losses utilized	—	—	(1,881)
Operating losses not utilized	4,068	3,243	1,309
Income not subject to tax	(506)	(93)	(42)
State and local tax	—	—	169
Withholding tax	—	108	—
Non-deductible expenses	14,263	2,405	—
Capital allowances in excess of depreciation	(394)	(315)	(640)
Non-deductible stock compensation	148	3	—

Total provision for income taxes.	$85	$108	$—

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended January 31,
	2002	2003	2004
	(U.S. dollars in thousands)
Deferred tax assets
Net operating loss carryforwards	$8,243	$15,863	$19,140

Total deferred tax assets	8,243	15,863	19,140
Valuation allowance	(8,243)	(15,863)	(19,140)

Net deferred tax assets	$—	$—	$—

At January 31, 2004, the Company had Irish manufacturing, U.S., U.K. and German net operating loss carryforwards of approximately US$134,944,000, US$14,072,000 (including US$8,507,000 from disqualifying dispositions), US$2,276,000 and US$75,000, respectively. The utilization of these net operating loss carryforwards is limited to the future profitable operations of the Company in the related tax jurisdictions in which such carryforwards arose. The Irish and U.K. losses carry forward indefinitely. The U.S. loss carryforwards will expire between 2014 and 2023 if not previously utilized. 100% valuation allowances have been provided against the net operating loss carryforwards because of the history of operating losses in the related tax jurisdictions.

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

	Year ended January 31, 2002
	(U.S. dollars in thousands)
	Product	Licenses & Services	Segments Total	All Other	Consolidated Total
Revenue	$26,104	$42,237	$68,341	$—	$68,341
Cost of Sale	19,476	9,208	28,684	9,921	38,605
Gross Profit	6,628	33,029	39,657	(9,921)	29,736
Operating Expenses	7,529	36,512	44,041	89,133	133,174
Operating Profit (Loss)	(901)	(3,483)	(4,384)	(99,054)	(103,438)
Non-operating Income (expense), net	—	—	—	3,399	3,399

Net Income (Loss)	$(901)	$(3,483)	$(4,384)	$(95,655)	$(100,039)

Segment Assets	$11,336	$7,844	$19,180	$104,078	$123,258

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended January 31, 2003
	(U.S. dollars in thousands)
	Product	Licenses & Services	Segments Total	All Other	Consolidated Total
Revenue	$9,165	$33,691	$42,856	$—	$42,856
Cost of Sale	11,148	12,984	24,132	4,720	28,852
Gross (Loss) Profit	(1,983)	20,707	18,724	(4,720)	14,004
Operating Expenses	6,690	17,118	23,808	36,394	60,202
Operating Profit (Loss)	(8,673)	3,589	(5,084)	(41,114)	(46,198)
Non-operating Income (expense), net	—	—	—	1,379	1,379

Net Income (Loss)	$(8,673)	$3,589	$(5,084)	$(39,735)	$(44,819)

Segment Assets	$7,380	$5,782	$13,162	$60,351	$73,513

	Year ended January 31, 2004
	(U.S. dollars in thousands)
	Product	Licenses & Services	Segments Total	All Other	Consolidated Total
Revenue	$10,318	$32,753	$43,071	$—	$43,071
Cost of Sale	7,586	10,198	17,784	1,135	18,919
Gross Profit	2,732	22,555	25,287	(1,135)	24,152
Operating Expenses	5,523	16,217	21,740	5,919	27,659
Operating Profit (Loss)	(2,791)	6,338	3,547	(7,054)	(3,507)
Non-operating Income (expense), net	—	—	—	347	347

Net Income (Loss)	$(2,791)	$6,338	$3,547	$(6,707)	$(3,160)

Segment Assets	$3,988	$6,636	$10,624	$53,693	$64,317

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables reconcile segment income (loss) before income taxes to consolidated income (loss) before income taxes and segment assets to consolidated total assets.

	Year ended January 31,
	2002	2003	2004
	(U.S. dollars in thousands)
Total income (loss) before taxes for reportable segments	$(4,384)	$(5,084)	$3,547
Unallocated amounts:
Central overheads	(15,244)	(8,777)	(3,248)
Depreciation	(3,381)	(4,218)	(1,420)
Amortization	(36,167)	(7,292)	(1,641)
Impairment of goodwill	(36,540)	(12,849)	—
Impairment of purchased intangible assets	(1,562)	(3,686)	—
Stock compensation	(840)	(22)	—
Restructuring charge	(5,320)	(4,270)	(745)
Interest income (expense), net	2,961	716	268
Exchange gain, net	523	771	79

Income (loss) before income taxes	$(99,954)	$(44,711)	$(3,160)

Total assets for reportable segments	$19,180	$13,162	$10,624
Unallocated amounts:
Cash and cash equivalents	6,750	42,559	36,864
Restricted cash	5,369	3,132	1,211
Marketable securities	47,976	—	—
Value added taxes	533	617	471
Prepaid expenses and other current assets	3,523	2,665	2,706
Property and equipment, net	5,386	1,674	988
Other non-current assets	15,540	3,095	3,994
Goodwill	19,001	6,609	7,459

Total Assets	$123,258	$73,513	$64,317

The distribution of net revenue by geographical area was as follows:

	Year ended January 31,
	2002	2003	2004
	(U.S. dollars in thousands)
Germany and Ireland	$29,095	$9,364	$7,201
United States of America	21,371	17,513	18,918
Europe (excluding Germany and Ireland)	12,788	13,320	15,144
Rest of World (excluding United States of America)	5,087	2,659	1,808

Total	$68,341	$42,856	$43,071

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	January 31,
	2002	2003	2004
	(U.S. dollars in thousands)
Long Lived Assets:
Country of Domicile:
Ireland	$38,053	$10,800	$8,822
Foreign Countries:
United States	1,047	67	3,356
Other	827	511	263

Total	$39,927	$11,378	$12,441

16. Government Grants Repayable and Related Loans

The Company has received non-interest bearing loans which are repayable at rates linked to future revenues earned in the related markets. The loans are repayable at a rate of 1.4% of total export sales in the period January 1999 to December 2001. Repayments commenced in January 2000. The Company has credited all such loan amounts to the balance sheet liability account “Government Grants repayable and related loans” as the Company believes such loans will be repaid in full. The Company repaid approximately US$399,000 in relation to these loans during the year ended January 31, 2004.

Under a research and development agreement between the Company and Enterprise Ireland the Company has offset US$280,000 against related research and development expenditure for the year ended January 31, 2004 and US$nil for the years ended January 31, 2002 and 2003. Under the terms of the agreement between the Company and Enterprise Ireland, this grant may be repaid to Enterprise Ireland in certain circumstances; principally the disposal by the Company of intellectual property arising from the grant aided research and development. The Company has not disposed of any such intellectual property through January 31, 2004.

17. Selected Statement of Operating Data

The following customers accounted for more than 10% of revenue in any one of the years ended January 31, 2002, 2003 and 2004, respectively.

	Year Ended January 31,
	2002	2003	2004
Deutsche Verkehrs Bank Zentrale	12%	1%	1%

Fiducia	10%	0%	3%

The customers identified in the above table all relate to the product segment described in note 15.

18. Related Party Transactions

Huttoft Company, an unlimited company which is wholly-owned by certain directors of the Company owns a special non-voting class of shares in Trintech Limited, one of the Company’s Irish subsidiaries. All of the voting shares in the subsidiary are owned by the Company. The shares do not entitle the holders thereof to receive any share of the assets of the Company on a winding up. Trintech Limited may, from time to time, declare dividends to Huttoft Company and Huttoft Company may declare dividends to its shareholders out of these amounts. Any such dividends paid by Trintech Limited are treated as compensation expense by the

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company in its financial statements prepared in accordance with generally accepted accounting principles in the United States notwithstanding their legal form of dividends to minority interests in order to correctly reflect the substance of the transactions. There were no dividend payments due to Huttoft Company as of January 31, 2003 or 2004. The amount of dividends included in compensation expense are as follows:

Year ended January 31,
2002	2003	2004
(U.S. dollars in thousands)
154	315	582

As described in Note 6, the Company leases its corporate headquarters in Dublin, Ireland from Cyril McGuire, an officer and director of the Company and John McGuire, a significant shareholder of the Company. The rent paid by the Company was determined after completion of a survey of the rental market, and the terms of the leases are no less favorable than those that could be obtained in arms-length transactions. There were no rent payments due to Cyril McGuire and John McGuire in relation to these leases as of January 31, 2003 or 2004. The amounts paid by the Company in relation to these leases included in rent expense are as follows:

Year ended January 31,
2002	2003	2004
(U.S. dollars in thousands)
1,308	1,400	1,647

19. Acquisitions

On August 25, 2000, the Company acquired the outstanding shares of Checkline plc, a privately held company in the United Kingdom, for total consideration of approximately US$39.3 million subject to final adjustment relating to performance related deferred consideration. The consideration as at January 31, 2004, totaled US$41.1 million. The total consideration comprised the issuance of 300,518 ADSs with a value of US$29 million at the time of the agreement, US$11.8 million in cash, and related costs. A further US$1.25 million may become payable to the former stockholders of Checkline plc if agreement on certain performance criteria being met is reached. This payment would result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded.

The total purchase costs as at January 31, 2004, totaling US$41.1 million, comprising the fair value of the shares issued, the cash paid and related transaction costs, have been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce, acquired customer base and a non-compete covenant) of US$9 million, goodwill of US$31.6 million and net assets acquired of US$0.5 million. The Company adopted SFAS No. 142 on February 1, 2002, and reclassified non-current assets relating to assembled workforce of US$343,000 to goodwill and ceased to amortize US$343,000 of goodwill. Non-current assets were amortized on a straight-line basis over their estimated useful economic lives of three years. During the years ended January 31, 2002, and 2003, the company recognized other non-current asset impairments, principally a non-compete covenant and purchased technology, of US$1.6 million and US$1.0 million, respectively.

During January 2003, in connection with the acquisition of Checkline plc, the Company recognized a charge in its Consolidated Statement of Operations in relation to an adjustment of acquisition liabilities, primarily legal costs, of approximately US$377,000.

On November 15, 2000, the Company acquired substantially all the assets of Sursoft, a privately held company in Latin America, for total consideration of approximately US$11.0 million subject to final adjustment

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

relating to performance related deferred consideration, which was finalized in March 2003, as outlined below. The consideration as at January 31, 2003 totaled US$11.4 million. The total purchase costs comprise US$8.9 million payable in cash over five years, deferred consideration of US$2.2 million payable in cash, and transaction costs of US$0.3 million. Separately, the vendors of the Sursoft assets purchased 87,064 ADSs for a total cash consideration of US$3.5 million. The acquisition agreement with Sursoft shareholders was amended in March 2003. Under the terms of the amended agreement, the Company paid approximately US$451,000 to Sursoft shareholders in April 2003. In addition, the Company will be required to pay an additional final amount of either US$150,000 contingent on the achievement of agreed performance criteria or US$100,000 during the year ending January 31, 2005. The amended agreement reduced the total estimated consideration of US$11.4 million at January 31, 2003, to approximately US$10.3 million, a reduction in deferred consideration of approximately US$1,149,000. In connection with the amended agreement the Company had a restricted cash balance of approximately US$450,000 as of January 31, 2004, in relation to potential employee restructuring costs associated with its research and development facility in Uruguay.

The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying financial statements from the date of acquisition. The total purchase costs of US$10.3 million, comprising the fair value of the shares issued, the cash paid, the deferred consideration and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology and assembled workforce) of US$3.1 million and goodwill of US$7.2 million. The Company adopted SFAS No. 142 on February 1, 2002, and reclassified non-current assets relating to assembled workforce of US$118,000 to goodwill, and ceased to amortize US$4.3 million of goodwill. Non-current assets were amortized on a straight-line basis over their estimated useful economic lives of three years. During January 2003, the Company recognized other non-current asset impairments, principally purchased technology of US$590,000.

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

The total purchase costs of US$18.1 million, comprising the fair value of the shares and replacement options issued, the net liabilities assumed and related transaction costs less the amount allocated to unearned compensation costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce and non-compete covenants) of US$2 million and goodwill of US$17.9 million and net liabilities assumed of US$2.1 million. The Company adopted SFAS No. 142 on February 1, 2002, and reclassified non-current assets relating to assembled workforce of US$316,000 to goodwill, and ceased to amortize US$4.8 million of goodwill. Non-current assets were amortized on a straight-line basis over their estimated useful economic lives of three years. During January 2003, the company recognized other non-current asset impairments, principally a non compete covenant, of US$109,000.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

On November 1, 2003, the Company acquired the outstanding shares of CW & Associates, Inc, doing business as DataFlow Services, a privately held company in the U.S., for a total consideration of approximately US$3.9 million subject to final adjustment relating to performance related contingent consideration. The total purchase costs comprise approximately US$3.8 million in cash and transaction costs of US$130,000. In addition, the Company will be required to pay additional performance related contingent consideration equal to fifty percent of profits, as defined in the purchase agreement, earned by the acquired business for each of the financial years ending January 31, 2005 and 2006. The additional contingent consideration is subject to certain top-up provisions from profits for the year ending January 31, 2007 if the aggregate payments under the provisions for

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fiscal 2005 and fiscal 2006 are less than US$2.5 million. These payments, will result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded. Separately, the vendor of CW & Associates, Inc, purchased 150,000 ADSs for a total cash consideration of US$570,000.

CW & Associates, Inc, doing business as DataFlow Services, based in Dallas, Texas, provides a data delivery service supporting customers’ bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form. This acquisition will allow the Company to accelerate the growth of its recently launched statement delivery service.

The total purchase costs of US$3.9 million, comprising the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trade names) of US$2.5 million, goodwill of US$850,000 and net assets acquired of US$521,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of six years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

In connection with the acquisition the Company added approximately US$588,000 to Accounts Receivable and US$67,000 to Other Accrued Liabilities, respectively, in its Consolidated Balance Sheet as of the date of acquisition.

The following table represents unaudited consolidated pro forma financial information as if the Company had acquired CW & Associates, Inc. as of February 1, 2002. The unaudited consolidated pro forma data is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods. The results include nonrecurring bonus payments of US$0.6 million and US$1.4 million for the years ended January 31, 2003 and 2004, respectively, and the effects of the amortization of acquired intangible assets and adjustments to the income tax provision to reflect the taxable income earned in the U.SA.

	Year ended January 31,
	2003	2004
	(U.S. dollars in thousands) (Unaudited)
Revenue	$45,862	$46,944
Net Income (loss)	(45,131)	(3,617)
Basic net income (loss) per Ordinary Share	(1.48)	(0.12)
Shares used in calculating basic net Income (loss) per Ordinary Share	30,559,410	30,314,419
Diluted net income (loss) per Ordinary Share	(1.48)	(0.12)
Shares used in calculating diluted net Income (loss) per Ordinary Share	30,559,410	30,314,419
Basic net income (loss) per equivalent ADS	(2.95)	(0.24)
ADS used in calculating diluted net Income (loss) per Equivalent ADS	15,279,705	15,157,210
Basic net income (loss) per equivalent ADS	(2.95)	(0.24)
ADS used in calculating diluted net Income (loss) per Equivalent ADS	15,279,705	15,157,210

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Goodwill

Net loss and net loss per share for the years ended January 31, 2002, 2003 and 2004, adjusted to exclude amortization expense of goodwill, is as follows:

	Years ended January 31,
	2002	2003	2004
	(U.S. dollars in thousands)
Reported net loss	$(100,039)	$(44,819)	$(3,160)
SFAS No. 142 effect—Goodwill	27,806	—	—

Adjusted net loss	$(72,233)	$(44,819)	$(3,160)

Reported basic and diluted net loss per ordinary share	$(3.30)	$(1.47)	$(0.10)
SFAS No. 142 effect—Goodwill	0.92)	—	—

Adjusted basic and diluted net loss per ordinary share	$(2.38)	$(1.47)	$(0.10)

Goodwill is analyzed as follows:

	As of January 31, 2003				As of January 31, 2004
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)

Goodwill:	$92,229	$50,457	$35,163	$6,609	$91,930	$49,308	$35,163	$7,459

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

During the fourth quarter of fiscal 2002, the Company performed an impairment assessment of identifiable intangible assets (included in non-current assets), principally purchased technology and acquired customer base, and goodwill recorded in connection with its various acquisitions. The assessment was performed primarily due to the significant decline in the Company’s stock price, the net book value of assets significantly exceeding the Company’s market capitalization, the significant under performance of the acquisitions relative to projections and the overall decline in industry growth rates which indicated that this trend might continue for an indefinite period. As a result, the Company recorded a US$36.5 million impairment charge in the quarter ended January 31, 2002 to reduce goodwill associated with the acquisitions to its estimated fair value. The estimate of fair value was based upon the discounted estimated cash flows from the sale of the products acquired for the succeeding three years. The assumptions supporting the estimated cash flows, including the discount rate, reflected management’s best estimates.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

During March 2003 in connection with the amendment of the Sursoft acquisition agreement, the Company recorded an adjustment which reduced acquisition deferred consideration by US$1,149,000. Following an impairment review during the fourth quarter of fiscal 2003 the goodwill, in connection with the Company’s acquisitions, was written down to its estimated fair value and consequently the reduction in acquisition deferred consideration is recognized in the consolidated statement of operations in fiscal 2004.

During the year ended January 31, 2004, the Company allocated approximately US$850,000 of purchase price to goodwill in connection with the acquisition of CW & Associates, Inc.

During the fourth quarter of fiscal 2004, the Company completed its annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142 and determined its recorded goodwill was not impaired as of January 31, 2004.

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

In the first and third quarters of fiscal 2003, the Company recorded restructuring charges of US$3.5 million and US$0.7 million, respectively, primarily due to reducing employee headcount and the closing of excess facilities as the Company concentrated on products with the highest earnings potential. The costs associated with the restructuring plans consist of US$2.3 million for reducing employee headcount and US$1.9 million to consolidate facilities and operations. The Company reduced its workforce by approximately 125 employees including the agreed resignation of John McGuire, the Company’s President, who resigned effective September 16, 2002 and closed facilities in Princeton, Philadelphia and San Mateo, California. The employee terminations reduced research and development headcount by 87, general and administrative headcount by 24 and sales and marketing headcount by 14, respectively.

In the second, third and fourth quarters of fiscal 2004, the Company recorded restructuring charges of US$434,000, US$273,000 and US$38,000, respectively, primarily related to staff terminations in connection

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with our research and development facilities in Uruguay and Ireland, as the Company reduced investment in products where the market opportunity has not yet developed, or the market has not expanded, due to economic conditions. In connection with these activities the Company reduced its workforce by 19 people in the second quarter, 11 people in the third quarter and 5 people in the fourth quarter of fiscal 2004.

As of January 31, 2004, accrued restructuring charges related to future lease commitments of US$285,000, which will be paid through fiscal 2006 and staff terminations of US$128,000 which were paid during February and March 2004. During the fourth quarter the Company secured a new tenant for a suite in the San Mateo office enabling the Company to terminate its lease with the landlord. The Company continues to search for sub tenants for its remaining excess facilities, but given the short duration of the remaining lease terms and the current market for commercial real estate, is unlikely to find subtenants at reasonable rates.

The following table summarizes the Company’s restructuring activity for the years ended January 31, 2003 and 2004:

	Year ended January 31,
	(U.S. dollars in thousands)

	Employee Severance and Benefits	Consolidation of Facilities and Operations	Write-off of Assets	Total
Reserve balance February 1, 2002	$441	$521	$—	$962
Restructuring provision during fiscal 2003	2,328	1889	53	4,270
Reclassification of restructuring provision	419	(419)	—	—
Amounts paid or written-off	(3,143)	(760)	(53)	(3,956)

Reserve balance January 31, 2003	$45	$1,231	$—	$1,276
Restructuring provision during fiscal 2004	745	—	—	745
Reclassification of restructuring provision	289	(289)	—	—
Amounts paid or written-off	(951)	(657)	—	(1,608)

Reserve balance January 31, 2004	$128	$285	$—	$413

The Company expects to record an additional restructuring charge as described in the subsequent events footnote.

22. Subsequent Events (Unaudited)

The Company expects to record a restructuring charge of approximately US$250,000 in the quarter ending April 30, 2004. The restructuring charge will primarily relate to involuntary staff terminations.