Form 20-F
period 2005-01-31
TRINTECH GROUP PLC
filed 2005-05-18
CIK 1094316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JANUARY 31, 2005

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares *	Nasdaq National Market
Frankfurt Stock Exchange Prime Standard (Regulated Market)

*	Ordinary shares are not traded in the United States, Germany or in Ireland, rather they are deposited with the Bank of New York, as Depositary. Each American Depositary Share represents two (2) Ordinary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period ended January 31, 2005 was 30,908,635 ordinary shares, US$0.0027 par value, represented by 15,454,318 equivalent American Depositary Shares.

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

Trademarks© 2004, all rights reserved. Trintech®, Trintech and “T” logo™, Trintech The Secure Way to Pay and “T” logo™, S/PAY™, PayWare®, PayWare Everywhere™, PayWare Partner™, PayWare Powered™, PayWare Issuer™, PayWare ezCard™, PayWare Merchant™, PayWare Stores™, PayWare Resolve™, PayWare ERP™, PayWare Call Centers™, PayWare eVia 2000™, PayWare POS™, PayWare EMS™, PayWare CMS™, PayWare ReconNET™, PayWare Guardian™, PayWare Compact 9000I™, PayWare Compact 9400I™, PayWare Compact SDK™, PayWare 950pp™, PayWare PINPad™, PayWare OpenPOS™, PayWare PrePay™, PayWare

Acquirer™, PayWare ePS™, PayWare mAccess™, IPS™, PayWare SmartPIN™, PayWare SmartPIN Link™, PayWare OpenPay™, PayWare Smart™ , PayWare Fusion™ PayWare GiftCard, Tracker™, Bank Fee Analysis™ and DataFlow Services™ are trademarks of the Trintech Group. Trintech reserves the right to alter product specifications without notice. This Form 20-F also includes product names and other trade names and trademarks of other organizations.

For purposes of this Form 20-F, all references to “fiscal 2001” shall refer to the fiscal year ended January 31, 2001, all references to “fiscal 2002” shall refer to the fiscal year ended January 31, 2002, all references to “fiscal 2003” shall refer to the fiscal year ended January 31, 2003, all references to “fiscal 2004” shall refer to the fiscal year ended January 31, 2004, all references to “fiscal 2005” shall refer to the fiscal year ended January 31, 2005 and all references to “fiscal 2006” shall refer to the fiscal year ended January 31, 2006.

Forward-Looking Information

This Annual Report on Form 20-F contains forward-looking statements based on the beliefs of the Company’s management. We have based these forward-looking statements on the Company’s expectations and projections about future events as of the date of this Form 20-F, including:

•	general economic and business conditions;

•	attracting and retaining personnel;

•	competition in the software and payment industry;

•	implementing the Company’s business strategy;

•	developing and introducing new services and products;

•	demand for Chip and Pin electronic point-of-sale systems;

•	average selling prices for the Company’s products;

•	the likelihood that the Company becomes involved in litigation;

•	maintaining the Company’s profitability;

•	obtaining and expanding market acceptance of the Company’s services and products; and

•	meeting the Company’s requirements with customers.

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

The following selected consolidated statement of operations data for the years ended January 31, 2003, 2004 and 2005 and the consolidated balance sheet data at January 31, 2004 and 2005 are derived from the Company’s consolidated financial statements, which have been audited by Ernst & Young and are included in this Form 20-F. The selected consolidated statement of operations data for the years ended January 31, 2001 and January 31, 2002 and the consolidated balance sheet data at January 31, 2001, January 31, 2002, and January 31, 2003 are derived from the Company’s audited consolidated financial statements which are not included in this Form 20-F. This table is a summary and should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Company’s consolidated financial statements included elsewhere in this Form 20-F.

	Year Ended January 31,
	2001	2002	2003	2004	2005
	(in thousands of U.S. dollars, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Product	$22,288	$26,104	$9,165	$10,318	$18,848
License	20,612	30,240	22,418	22,867	23,567
Service	6,140	11,997	11,273	9,886	13,380

Total revenue	49,040	68,341	42,856	43,071	55,795

Cost of revenue:
Product	15,110	19,476	11,148	7,586	13,088
License	6,718	10,448	9,248	5,313	3,725
Service	4,787	8,681	8,456	6,020	5,812

Total cost of revenue	26,615	38,605	28,852	18,919	22,625

Gross margin	22,425	29,736	14,004	24,152	33,170
Operating expenses:
Research and development	19,601	20,597	10,349	8,280	9,169
Sales and marketing	16,955	18,719	10,297	8,689	9,473
General and administrative	12,485	17,891	15,354	10,587	12,007
Restructuring charge	—	5,320	4,270	745	288
Amortization of goodwill and intangible assets	7,001	31,705	2,573	507	847
Impairment of goodwill and intangible assets	—	38,102	16,535	—	—
Adjustment of acquisition liabilities	—	—	804	—	(249)
Adjustment of acquisition deferred consideration	—	—	—	(1,149)	—
Stock-based compensation	5,279	840	20	—	116

Total operating expenses	61,321	133,174	60,202	27,659	31,651

Income (loss) from operations	(38,896)	(103,438)	(46,198)	(3,507)	1,519
Interest income net	6,855	2,961	716	268	428
Exchange gain (loss), net	(149)	523	771	79	197

Income (loss) before provision for income taxes	(32,190)	(99,954)	(44,711)	(3,160)	2,144
Provision for income tax	(382)	(85)	(108)	—	(123)

Net income (loss)	$(32,572)	$(100,039)	$(44,819)	$(3,160)	$2,021

Basic net income (loss) per Ordinary Share	$(1.18)	$(3.30)	$(1.47)	$(0.10)	$0.07

Shares used in computation of basic net income (loss) per Ordinary Share	27,704,705	30,341,559	30,559,410	30,314,419	30,786,268

Diluted net income (loss) per Ordinary Share	$(1.18)	$(3.30)	$(1.47)	$(0.10)	$0.06

Shares used in computation of diluted net income (loss) per Ordinary Share	27,704,705	30,341,559	30,559,410	30,314,419	32,361,102

Basic net income (loss) per equivalent ADS	$(2.35)	$(6.59)	$(2.93)	$(0.21)	$0.13

ADSs used in computation of basic net income (loss) per equivalent ADS	13,852,353	15,170,780	15,279,705	15,157,210	15,393,134

Diluted net income (loss) per equivalent ADS	$(2.35)	$(6.59)	$(2.93)	$(0.21)	$0.12

ADSs used in computation of diluted net income (loss) per equivalent ADS	13,852,353	15,170,780	15,279,705	15,157,210	16,180,551

	January 31,
	2001	2002	2003	2004	2005
	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,038	$6,750	$42,559	$36,864	$39,180
Marketable securities	87,388	47,976	—	—	—
Working capital	82,161	49,217	32,448	28,384	29,890
Total assets	236,464	123,258	73,513	64,317	66,186
Non-current liabilities	3,437	4,082	1,875	682	—
Total shareholders’ equity	187,360	90,431	45,083	41,354	43,146

See note 13 of the Notes to Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net income (loss) per equivalent ADS. Basic and diluted net income (loss) per equivalent ADS have been calculated after giving effect to a two-for-one ADS split effected on March 21, 2000 and a one-for-four reverse split on May 24, 2002 of the issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net income (loss) per equivalent ADS is therefore calculated using 50% of the weighted-average number of ordinary shares outstanding during the period. All amounts shown per equivalent ADS have been retroactively adjusted to give effect to the reverse split.

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

Fiscal Year Ended January 31,	High	Low	Period Average	Period End
2001 (from January 1, 2001)	$1.0060	$0.8270	$0.9170	$0.9308
2002	0.9395	0.8370	0.8854	0.8594
2003	1.0861	0.8613	0.9674	1.0739
2004	1.2853	1.0545	1.1485	1.2452
2005	1.3625	1.1801	1.2476	1.3049

Month	High	Low
2004
October	1.2783	1.2271
November	1.3288	1.2703
December	1.3625	1.3224
2005
January	1.3476	1.2954
February	1.3274	1.2773
March	1.3465	1.2877
April (through April 29, 2005)	1.3093	1.2819

On April 29, 2005, the noon buying rate for the euro expressed in U.S. dollar per €1.00 was US$1.2919.

B.	Capitalization

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

In addition to the other factors identified in this Report on Form 20-F, the following risk factors could materially and adversely affect the Company’s future operating results, and could cause actual events to differ materially from those predicted in the Company’s forward looking statements relating to its business.

The demand for Chip and Pin electronic point-of-sale systems is expected to decline in fiscal 2006 after the implementation date for the EMV standard of January 1, 2005.

Our product revenue growth during fiscal 2005, particularly for our Smart 5000 Chip and Pin device, was primarily driven by an increase in demand for Chip and Pin solutions in the UK. This demand resulted from the introduction of the new EMV standard which mandated that from January 1, 2005 there is a liability shift for fraudulent card based transactions to retailers who have not adopted an EMV compliant point-of-sale system such as Trintech’s Smart 5000.

It is generally accepted that a substantial number of retailers have not migrated to EMV compliant point-of-sale systems and there can be no assurance that such retailers will migrate as they may decide that the investment outweighs any savings they may make.

There can be no assurance that retailers will continue to migrate to Chip and Pin solutions and that a market for Chip and Pin solutions will develop outside the UK. A slowdown in the migration of retailers to Chip and Pin compliant solutions or the failure of markets outside the UK to develop will have a material impact on the Company’s revenues, gross margins and operating results.

The Company’s reliance on a sole third party to manufacture the Company’s electronic PoS system products involves risks, including, in particular, reduced control over the manufacturing process and product quality.

The Company’s electronic PoS system products are currently manufactured by Plexus Corp. (UK) Limited (“Plexus”). Plexus purchases many of its products and components from one or a limited number of suppliers. The Company’s reliance on a single outsourced manufacturer, which in turn is reliant on a limited number of component suppliers, involves significant risks, including:

•	Reduced control over delivery schedules, quality assurance and cost

•	The potential lack of adequate manufacturing capacity

•	The potential misappropriation of the Company’s intellectual property

We must make binding forecasts as much as three months in advance of expected delivery dates. If product sales do not meet these forecasts, the Company’s cashflow would be adversely impacted, and the risk that the Company’s inventory could become obsolete would increase. If Plexus ceases manufacturing the Company’s electronic PoS system products or increases its prices, we may not be able to rapidly obtain alternative capacity at a comparable price. Any delay in delivery of products to the Company’s customers or any increase in manufacturing costs could have a material adverse effect on the Company’s business and results of operations.

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

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer, and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business.

If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed. Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We have formed an internal control steering committee, engaged outside consultants and adopted a detailed project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. Nonetheless, our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.

The Company’s business is subject to currency fluctuations that can adversely affect the Company’s operating results.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the dollar. In particular, the value of the U.S. dollar to the euro and the pound impacts the Company’s operating results. The Company’s expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet the Company’s obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the euro and the pound relative to other currencies could adversely affect the Company’s business and results of operations. The increase in value of the euro relative to other currencies has had a negative impact on the Company’s margins. With the on-going strength of the euro and pound against the U.S dollar, the Company’s margins could be negatively impacted through at least the end of July 2005.

In addition, the Company’s consolidated financial statements are prepared in euro and translated to U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, the Company’s net income may be diminished, or the Company’s net profit decreased, when reported in U.S. dollars in the Company’s financial statements.

Some of the Company’s products, particularly in the unattended payment market, are relatively new to market and in the early stages of adoption, and continued adoption of the Company’s products is not assured.

Some of the Company’s products, particularly in the unattended payment market, are still in early stages of commercialization. Any unanticipated performance problems or bugs that we have not been able to detect could result in additional development costs, diversion of technical and other resources from the Company’s other development efforts, negative publicity regarding us and the Company’s products, harm to the Company’s customer relationships and exposure to potential liability claims. In addition, if our products do not enjoy wide commercial success and product acceptance and adoption is sluggish, the Company’s long-term business strategy will be adversely affected.

We depend on sales of the Company’s electronic point-of-sale systems for payment card transactions to customers located in Europe for a significant portion of the Company’s total annual revenues.

A significant portion of the Company’s total revenue historically has been derived from the sale of the Company’s electronic payment card point-of-sale system products. We have historically marketed the Company’s electronic PoS system products solely in Europe, and particularly in Germany. For fiscal 2005, the Company’s customers in the UK and Germany accounted for over 90% of the Company’s electronic PoS system product revenues. We intend to continue to focus some of the Company’s marketing efforts for the Company’s electronic PoS system products in Europe. As a result, the Company’s future results of operations will depend on continued market demand for, and acceptance of, these products in Europe in general. Any material reduction in demand for the Company’s electronic PoS system products would adversely affect the Company’s business, financial condition and results of operations.

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

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made six such acquisitions. The acquisitions we have made have resulted in amortization of acquired intangible assets and impairment of goodwill and diversion of the Company’s management’s attention. As a result of these acquisitions, the Company’s operating expenses have increased. Furthermore, an economic slowdown may impact the revenues from the acquired businesses and may not be sufficient to support the costs associated with those businesses without adversely affecting the Company’s operating margins.

We intend to continue to evaluate opportunities to acquire additional product offerings, complementary technologies and businesses. For example, on November 1, 2003, we acquired DataFlow Services for a total consideration of approximately US$3.9 million subject to final adjustment relating to performance related contingent consideration. We may be unable to locate further attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuances of equity securities, the expenditure of a significant portion of the Company’s available cash, the incurrence of debt and contingent liabilities, which could materially adversely affect the Company’s results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Furthermore, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, without adversely affecting the Company’s operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and the Company’s failure to do so could have a material adverse effect on the Company’s results of operations.

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

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

•	the size and timing of orders

•	currency fluctuations

•	product mix

•	the rate of acceptance of new products, product enhancements and technologies

•	purchasing and payment patterns of the Company’s customers

•	the Company’s pricing policies and those of the Company’s competitors

•	ability to control costs

•	deferral of customer orders

•	customer buying cycles and changes in these buying cycles

•	general condition of market or markets served by the Company’s customers

•	general economic factors, including economic slowdown or recession

•	product or service quality problems

•	impact of declines in net revenue in a particular quarter as compared to relatively fixed nature of the Company’s expenses in the short term

•	impairment charges arising from recent acquisitions or future acquisitions

•	economic conditions which may affect the Company’s customers and potential customers’ budgets for IT expenditure

•	timing of product implementations, which are highly dependent on customers’ resources and discretion

•	timing and market acceptance of new products or product enhancements by either the Company or the Company’s competitors

In addition, the Company’s revenue is difficult to predict for several reasons. These reasons include:

•	we have generally recognized a substantial portion of the Company’s revenue in the last month of each quarter

•	the market for the Company’s software products is rapidly changing and competitive

•	the sales cycle for the Company’s products is typically 6 to 12 months and varies substantially from customer to customer

•	service contracts in our transaction reconciliation business can be cancelled with 30 days notice

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

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell the Company’s software products and services.

The markets for the Company’s electronic payment software and transaction reconciliation software and services are rapidly evolving and changing. The market is influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. The Company’s ability to enhance existing products and to design, develop, introduce and support new software products on a cost effective and timely basis that meet changing market needs and respond to technological developments is critical to the Company’s future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of the Company’s competitors. We may be unable to develop interoperable products, and widespread adoption of a proprietary or closed electronic payment standard could preclude us from effectively doing so. Also, the number of businesses and cardholders engaged in electronic commerce may not grow or could decrease, reducing the potential market for the Company’s electronic commerce products. In addition, if the Company fails to effectively respond to future changes in the rapidly developing markets in which it operates, or if customers choose not to use our product, then the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

We are, from time to time, subject to legal proceedings and adverse determinations in these proceedings could harm the Company’s business.

We are, from time to time, involved in lawsuits and legal proceedings, which arise in the ordinary course of business. Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation, either instituted by or against the Company’s business, may be necessary to resolve issues that may arise from time to time in the future. An adverse resolution of these matters could materially adversely impact the Company’s financial position and results of operations.

Cost-reduction efforts may adversely impact the Company’s productivity and service levels and our ability to develop new products and respond to market changes.

During fiscal year 2002, we instituted various cost-control measures affecting various aspects of the Company’s business operations. We had a reduction in the Company’s workforce of approximately 18% in fiscal 2002, approximately 30% in fiscal 2003, approximately 17% in fiscal 2004 and approximately 5% in fiscal 2005 excluding the acquisition of DataFlow Services. The headcount decreased by 7% and 6% in fiscal 2004 and fiscal 2005 respectively, including DataFlow Services. As a result of involuntary employee terminations, employee morale and productivity has been negatively impacted. If we are not successful in increasing our revenues, we may in the future be required to take additional cost-saving actions to reduce the Company’s losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse effect on the Company’s financial condition. The actions taken to date, or that may be taken in the future, may have a similar or greater adverse impact on the Company’s employees’ morale and productivity. We could experience voluntary terminations by key technical and sales employees and, as a result, the future competitiveness of the Company’s products and business, and the future results of the Company’s operations may be materially negatively impacted and we may be unable to react to market changes in a timely fashion.

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

Stock markets in general, and the Nasdaq Stock Market in particular, have experienced extreme price and volume fluctuations, especially in recent years. Broad market fluctuations of this type may adversely affect the market price of the Company’s ADSs. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of the Company’s stock has experienced, and may continue to undergo, extreme fluctuations due to a variety of factors, including, but not limited to:

•	general and industry-specific business, economic and market conditions

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to the Company’s past acquisitions

•	changes in or the Company’s failure to meet analysts’ or investors’ estimates or expectations

•	public announcements concerning us, including announcements of litigation, loss of major customers, reduction or delay in orders by major customers or errors or defects in the Company’s products

•	introductions of new products or services, technological innovations or announcements of significant contracts by us or the Company’s competitors

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or the Company’s competitors

•	adverse developments in patent or other proprietary rights

We historically derived a significant amount of the Company’s revenues from a limited number of customers.

A significant percentage of the Company’s revenue historically has been derived from a limited number of the Company’s customers, primarily customers for the Company’s point-of-sale products. Approximately 15% of the Company’s total revenue for the three months ended January 31, 2005, was attributable to the Company’s three largest customers in the quarter. In fiscal 2005, 12% of total revenue was attributable to the Company’s three largest customers in fiscal 2005. UK customers accounted for approximately 50% of the Company’s top ten customers largely due to the Chip and Pin migration in fiscal 2005. Historically German customers for the Company’s point-of-sale products were primarily the Company’s largest customers. As a result of the German economic slowdown, the Company’s product revenue in fiscal 2003 and fiscal 2004 was materially adversely impacted by a reduction in sales to the Company’s three largest customers, all of whom were German and who, in the fiscal year ended January 31, 2002 accounted for 26% of total revenue. The future loss of any major customer, or any reduction or delay in orders by any major customer, could have a similar material adverse effect on the Company’s business, financial condition and results of operations.

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

We have incurred losses during the Company’s operating history. While we have been profitable for fiscal 2005, we may not be able to maintain profitability.

We incurred net losses of US$3.2 million in fiscal year 2004, US$44.8 million in fiscal year 2003, US$100.0 million in fiscal year 2002 and US$32.6 million in fiscal year 2001. We may, in the future, incur losses on both a quarterly and annual basis. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to increase the Company’s revenues to maintain quarterly profitability and a positive cash flow. We may not be able to generate sufficient revenues to sustain profitability.

The Company’s historical declining cash balance and low stock price may affect the Company’s potential and current customers’ and partners’ perception of the Company’s viability, which in turn could affect the Company’s ability to close sales and partnership transactions. Notwithstanding the fact that we have a substantial cash balance and our cash balance has increased in fiscal 2005, concerns about the Company’s perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal 2003, fiscal 2004 and fiscal 2005. We attribute these concerns primarily to the following: we are not yet consistently profitable on a full fiscal year basis and thus must use the Company’s cash balance (offset by revenues) to fund the Company’s operations and acquisition related cash requirements; the Company’s stock price experienced a dramatic decline from 2000 to 2002; the Company’s stock price has been, and continues to be, volatile; and some of the Company’s competitors are better funded, more established, or significantly larger than we are.

We will continue to use the Company’s cash balance (offset by revenues) to fund the Company’s operations until we sustain profitability on a full fiscal year basis (which may not occur). We expect these concerns about the Company’s ability to generate sufficient revenues to sustain profitability to continue throughout at least the end of fiscal 2006.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of the Company’s products.

Third parties have in the past, and may in the future claim that the Company’s current or future products infringe their proprietary rights. For example, in August 2004 a complaint was filed by Verve in the Northern District of California alleging that we, along with six other parties, had breached Verve’s intellectual property rights in relation to point of sale products. Verve sought unspecified damages. Whilst this claim was dismissed, there can be no assurance that other parties will not make claims in the future. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of the Company’s products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

Increased competition may result in decreased demand for the Company’s products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for electronic payment software, electronic PoS systems and transaction reconciliation solutions, is intensely competitive and we expect competition to continue to increase. The Company’s competitors include Dione, VeriFone, Ingenico, Hypercom and Thales/Krone for the Company’s electronic PoS system products, and Transaction System Architects, Checkfree Valuelink, CardTech Limited, Accurate Software and Chesapeake System Solutions for the Company’s software products. Some competitors in the Company’s market have longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services which compete with the Company’s products or services. Furthermore, several of the customers who currently use the Company’s products or the public companies with whom we have entered into strategic relationships to use and market the Company’s products may develop competing products. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for electronic payment or transaction reconciliation solutions.

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

As is the case with most international operations, the success and profitability of the Company’s international operations are subject to numerous risks and uncertainties that include, in addition to the risks the Company’s business as a whole faces, the following:

•	Difficulties in travel due to war, terrorism or health warnings, such as SARS, preventing free movement of our employees to existing and potential customer sites

•	differing regulatory and industry standards and certification requirements

•	the complexities of foreign tax jurisdictions

•	reduced protection for intellectual property rights in some countries

•	currency exchange rate fluctuations

•	import or export licensing requirements

We depend on a few key personnel to manage and operate us.

The Company’s success is largely dependent on the personal efforts and abilities of the Company’s senior management. Following headcount reductions in fiscal 2003, fiscal 2004 and fiscal 2005, the Company has reduced the number of executives and is more dependent for its future success on the remaining executives. The loss of certain members of the Company’s senior management, including the Company’s chief executive officer and chief financial officer, could have a material adverse effect on the Company’s business and prospects.

Following headcount reductions in fiscal 2003, fiscal 2004 and fiscal 2005, the Company’s success is also dependent on some remaining key employees who are skilled in payment, funds management, transaction reconciliation, exception and risk management, Internet and other technologies. The loss of these key individuals could have a material adverse effect on the Company’s business.

If we are unable to retain and attract highly skilled personnel with experience in the electronic payment, banking and retail industries, we may be unable to grow the Company’s business.

We are dependent upon the ability to attract and hire when necessary as well as train and retain those highly skilled technical, sales and marketing, software engineers, support personnel and other highly skilled personnel with knowledge in payment, transaction reconciliation, payment reconciliation, exception and risk management, Internet and other technologies we currently employ. Competition for experienced and qualified personnel is intense. As a result we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced and qualified personnel. Based on the Company’s experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of the Company’s sales personnel, and the failure to do so could have a material adverse effect on the Company’s business, operating results and financial condition.

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

The emergence of the new 3-D Secure protocol is an important new development, which is approved by Visa in its Verified by Visa initiative and by MasterCard in its SecureCode initiative. Trintech is providing support for the 3-D Secure protocol in its financial transaction processor acquiring products, and may do so in other products where market opportunities are identified. However, the rate of adoption of the 3-D Secure standard—and its optional extensions for chip, mobile commerce and voice messaging—is unknown. Future sales of the Company’s payment products may be adversely affected if these standards do not achieve broad market acceptance.

In addition, the Company’s electronic PoS system products support the DES, Triple DES and RSA Security public key security algorithms to meet the security standards required by the Company’s customers. If the Company’s customers’ security standard requirements were to change unexpectedly, this could adversely affect the Company’s prospects and results of operations.

The Company’s growth may be limited if we fail to build an indirect sales channel.

Indirect sales channels accounted for approximately 4% of the Company’s total revenue in fiscal 2003, 5% of the Company’s total revenue in fiscal 2004 and 3% of the Company’s total revenue in fiscal 2005. We have established relationships with a limited number of resellers and systems integrators and consultants. Some of these are new, early-stage relationships and, as such, are generally untested and many historical relationships have been unsuccessful due to the economic downturn, particularly those channels focused on the market for electronic payments for internet payment transactions. The Company’s existing indirect channels will have to generate significant revenue moving forward, and we will need to establish additional indirect channels to be successful.

We may be unable to protect the Company’s proprietary rights. Unauthorized use of the Company’s technology may result in development of products which compete with the Company’s products.

The Company’s success depends in part on the Company’s ability to protect the Company’s rights in the Company’s electronic payment and PoS system technology. We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect these rights. We also seek to avoid disclosure of the Company’s trade secrets through a number of other means, including entering into confidentiality agreements with the Company’s employees, consultants and third parties to seek to limit and protect the distribution of the Company’s proprietary information regarding this technology. However, we cannot assure you that any of the Company’s proprietary rights with respect to the Company’s products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of the Company’s products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of a breach. However, should a breach occur, we may not have adequate remedies to protect the Company’s rights in the Company’s electronic payment and PoS system technology.

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

We have developed strategic relationships with larger public companies. Historically, we have relied in part on these relationships to co-market the Company’s products and generate leads for the Company’s direct sales force, particularly in the market for electronic payment solutions for Internet payment transactions. However, these relationships are not exclusive, and the third party generally is not obligated to market the Company’s products or provide leads. We will need to establish additional strategic relationships to be successful.

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

The Company’s two largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of the Company’s ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of the Company’s ADSs.

The Company’s two largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of the Company’s ADSs.

The Company’s corporate tax rate may increase, which could adversely impact the Company’s cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may generate a significant portion of the Company’s future taxable income there. Currently, some of the Company’s Irish subsidiaries are taxed at rates substantially lower than U.S. or German tax rates. If the Company’s Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected. In addition, if German, U.S. and U.K. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which the Company’s subsidiaries’ profits are currently recognized, or if the Company’s ability to offset historical losses against future profits, if they occur, was reduced, the Company’s taxes could increase, and the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Irish takeover rules, the Company’s articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of the Company’s ADSs.

The provisions of the Irish takeover rules, as well as provisions of the Company’s articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of the Company’s ADSs. In addition, the rights of the Company’s shareholders under the takeover rules or Irish law could differ from the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

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

In the future we may need to raise additional capital in order to remain competitive in the market for electronic payment solutions and transaction reconciliation software. This capital may not be available on acceptable terms, if at all.

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

Our earnings will be adversely affected once we change our accounting policies with respect to the expensing of stock options.

The Company does not currently deduct the expense of employee stock option grants from the Company’s income based on the fair value method. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record as an expense the fair value of stock options issued to employees. We are required to adopt SFAS 123(R) beginning on February 1, 2006. The change in our accounting policy with respect to the treatment of employee stock option grants will materially adversely affect our earnings.

Item 4.	Information on the Company

A.	History and Development of the Company

We were incorporated as a limited liability company under the laws of the Republic of Ireland in 1987. On August 23, 1999, the Company’s shareholders resolved by special resolution to re-register us as a public limited company. The Company’s registered office and principal place of business is Trintech Building, South County Business Park, Leopardstown, Dublin 18, Ireland. The Company’s telephone number at that address is +353 1 2074000. The Company’s agent for service of process in the United States is CT Corporation System whose address is 350 North Saint Paul Street, Suite 2900, Dallas, Texas 75201.

During fiscal 2003, 2004 and 2005 we invested US$283,000, US$605,000 and US$528,000, respectively, for the purchase of furniture, fixtures and equipment, and for further investment in our management information systems.

B.	Business Overview

We are a leading provider of secure payment infrastructure and transaction reconciliation solutions globally. We develop, market and sell a comprehensive suite of software and electronic PoS systems that enable electronic payments in multiple channels from traditional to internet channels. We also develop, market and sell a comprehensive suite of transaction reconciliation software products and services which allow our customers to perform account reconciliation and risk management functions for their receipts and payments transactions.

We offer vendor-neutral, open software solutions that provide highly secure solutions for the Company’s customers. The Company’s customers include retailers, financial institutions, payment processors and network operators globally. Through the Company’s portfolio of feature-rich software products and electronic PoS systems, we offer solutions for use by retailers, financial institutions, payment processors and network operators. The Company’s comprehensive suite of software and electronic PoS system products enable secure end-to-end payment solutions to automate the entire payment transaction reconciliation process.

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

Due to the increasing use of the Internet for a broad range of business-to-business and business-to-consumer activities, merchants have expanded their delivery channels to embrace the Internet. The global acceptance of payment cards and the convenience they provide facilitate business-to-consumer and business-to-business commerce in the physical world and over the Internet. With the growth in cashless payments, financial institutions, merchants and consumers have recognized the need for secure software solutions to mitigate fraud, manage disputed transactions, reconcile accounts and improve the overall efficiency of payment card transaction processing. Additionally, the increased globalization of card payments presents payment challenges, such as translation adjustments for multi-currency transactions and the ability to bill cardholders in the currency of their choice.

To mitigate the risk of fraud, demand is growing for chip-based card payment systems as an alternative to traditional magnetic swipe cards. The introduction of chip cards is expected, by the payment industry, to significantly reduce the risk of counterfeiting. This coincides with the introduction of personal identification number (PIN) rather than signature for card holder validations. The major card schemes including VISA and MasterCard have introduced mandates to drive Chip and Pin migration. Chip and Pin migration is leading to upgrading of retail payment systems as well as creating demand for unattended payment systems for self service payment at locations such as petrol pumps, kiosks and vending machines, primarily in Europe. In the European Union and Asia Pacific region, this mandate became effective in January 2005.

The advent of chip cards authenticated using a PIN increases opportunities for merchants to conduct transactions securely without an attendant being present. Industry segments who are early adopters of unattended payment technologies include the fuel and kiosk/vending market segments.

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

The Need for Reconciliation

Merchants accept payments in all forms of currency and tender types, including debit and credit cards, cash and checks, gift certificates and many new forms of payments such as gift cards. Regardless of the payment method, the merchant needs to ensure the information recorded at the store point-of-sale system matches up with the deposits that are made at the bank and coordinated with general ledger activity or related applications throughout the organization. For companies with multiple depositing locations or high volumes of card transactions, this manual process becomes quite labor intensive. This manual process results in high costs to the organization in terms of people, errors, lengthy cycle times, and fails to provide adequate corporate controls. It also leads to unexplained shortages that are difficult to track, increased idle balances that are not brought forward for use by the business, and higher fees paid for inefficient bank account structures.

There is significant cost involved in manual deposit reconciliation:

•	It can result in high rates of fraud, theft and error at the store level (and consequently, unnecessary write-offs)

•	There is low productivity due to the manual nature of the process

•	Lengthy cycle times cause unnecessary delays in financial reporting

•	It is typically unable to quickly identify and resolve credit card/cash deposit discrepancies

•	Fraud prevention is a slow process

•	Risk management/management control: it provides no real historical data or trend analysis

•	It results in high bank fees as manual reconciliation does not easily identify opportunities for bank consolidation

•	The sheer number of possible matches in an account with 80-100 stores prevents timely reconciliation

•	Single store accounts mean high bank fees compared to consolidated accounts as the company can get volume discounts

•	Manual reconciliation can make it very difficult/costly for a company to scale its operations: if they want to add sites, they need extra staff for this process

In addition to deposit verification, many merchants also have other reconciliation needs that are less critical to their top line revenue but need to be performed to ensure financial control and reduce operational risk. These types of reconciliation include disbursed checks versus presented checks and invoices to payments.

The Need for Security and Authentication

Losses incurred as a result of payment card fraud can hit the bottom-line profitability of banks through administrative costs and charge-offs. For physical world PoS transactions, the use of Chip and Pin is being mandated by the card associations within individual regions to combat counterfeit cards. The widespread implementation of Chip and Pin is likely to lead to fraud migration to cardholder-not-present (CNP) environments such as call centres, mail order and the Internet. We believe that the higher incidence of fraud and repudiation in CNP transactions is primarily caused by inadequate consumer authentication and identity verification measures, inadequate merchant authentication and verification measures, and lack of security shielding and encryption within databases which contain sensitive consumer or payment data.

The Need for Dispute Management

Disputes arise when a cardholder does not accept an item on his statement for any reason. A dispute becomes a chargeback when the card issuer initiates a dispute procedure through its card scheme, having determined that a transaction may be invalid for any of a number of reasons. There are three main types of payment disputes that may give rise to a chargeback—(i) the cardholder does not recognize the transaction, (ii) the cardholder asserts that they did not carry out the transaction, and (iii) the cardholder has a problem with a transaction that they did carry out. All three may require different actions to be carried out by the issuing bank.

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

The Need for Electronic Gift Cards

Since 1997, sales of gift cards in the U.S. have grown 15 percent to 35 percent annually, with 2004 sales estimated at US$55 billion, according to the Tower Group . As demand for gift cards continue to grow, many retailers, especially in Europe, are now evaluating the operational costs of their current paper based systems and are seeking cost efficiency by migrating to electronic gift card processing. In addition, retailers with existing out-sourced electronic gift card solutions are also evaluating their per transaction based fee structures and the alternative cost benefits of migrating to in-house gift card programs with additional customer benefits.

The Trintech Solution

We are a leading provider of transaction reconciliation and payment infrastructure solutions globally. The following characteristics of the Company’s solutions enable us to deliver key competitive advantages to the Company’s customers:

Comprehensive Functionality. The Company’s payment and transaction reconciliation solutions have been designed for scalability and operate in multi-currency, multi-taxation, multi-payment protocol and complex communication environments. We are one of the few vendors to offer integrated secure payment solutions that allow customers to process transactions in the physical world and over the Internet as well as secure transaction reconciliation solutions to manage all types of receipts and payments.

Flexible Range of Solutions. The Company’s suite of products provides flexible payment and transaction reconciliation solutions to retailers, financial institutions, payment processors, healthcare providers and network operators globally. The Company’s products are designed to be modular, permitting them to interoperate with payment products and enterprise software solutions of other vendors. Alternatively, by offering the Company’s products as an integrated end-to-end payment solution, we also provide a complete cost-effective solution for the Company’s customers.

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

Expertise in the Transaction Reconciliation and Payment Infrastructure Industries. We believe the Company’s 18 years of experience in both the payments and transaction reconciliation industries has enabled us to develop sophisticated solutions for enabling secure payment transactions in the physical world and over the Internet as well as sophisticated solutions for the management of payment transactions, including card based payments, checks and cash based payments. We also believe that this industry focus has enabled us to develop strong and close relationships with our customers, banks and other service providers in the industry.

Trintech’s Growth Strategy

The Company’s mission is to be a leading worldwide provider of secure payment infrastructure and transaction reconciliation solutions. The key components of the Company’s strategy are:

Leverage Multi-Channel Payment Expertise. We will continue to invest and build on the Company’s 18 years of experience in developing innovative, secure payment and transaction reconciliation solutions for markets where we believe we can leverage our existing and new product set. A major focus of our development efforts are in enhancing the functionality and use of our existing products set to meet market needs, including migration to Chip and Pin. In fiscal 2005 we also released a number of new products, including the launch of an electronic giftcard solution for Retailers, a Secure Wireless Solution which enabled Chip and Pin for the Restaurant and Hospitality Sector and OpenPay 2000, a GPRS-enabled prepay top-up solution for vending environments.

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

Extend Early Lead in Secure E-Payment and Transaction Reconciliation Software. We were one of the first software companies to adopt both the SET, SSL and EMV standards for payment. We intend to continue to extend the Company’s range of security products and support new e-payment standards and Internet technologies, including Verified by Visa, SecureCode and wireless access technologies, as commercial opportunities for new standards emerge.

Continue to Build Strategic Relationships and Expand Channels of Distribution Globally. We have strategic relationships and distribution agreements with a number of companies including Paymentech, Sterling Commerce, Fiserv—Freedom, Technolab, Spectrum, Retail Business Solutions, Wincor Nixdorf, Torex Retail, and International Turnkey Systems. These relationships have provided a number of competitive advantages, including access to product development plans, joint marketing opportunities and referral lead-generation for the Company’s direct sales force as well as sales made directly by the Company’s partners. We intend to continue to enter into development, marketing and distribution alliances to produce, promote and distribute the Company’s solutions for specific market segments.

Build Strong Brand Recognition. We maintain a leading brand name, with Trintech PayWare ™, in the payment and transaction reconciliation industry and believe that we are benefiting from the Company’s early industry presence. The Company’s strategy is to promote and strengthen the Company’s brand equity and visibility through excellent service and a variety of marketing and promotional campaigns. We plan to continue to invest in the Company’s on-line marketing programs, such as PinPad.co.uk, openpaynews.com, and epaynews.com, an award-winning site for information and trends related to the payments industry.

Trintech Products

The Company’s products are designed to provide flexible, vendor neutral, secure payment and transaction reconciliation solutions for banks, financial transaction processors, merchants and businesses. The Company’s products can be deployed on a stand-alone basis, combined with each other to provide an end-to-end secure solution, or integrated with third party products. In addition, the Company’s products support a broad range of communication protocols and security standards. The Company’s products also support multiple currencies, languages and payment protocols. In connection with the license of the Company’s products, we provide a range of support services to the Company’s customers including preventative maintenance, compliance, upgrades, site inspections and 24-hour telephone and on-line support.

All of the Company’s products are sold under the PayWare brand. Within the PayWare suite of products, the following table summarizes the Company’s significant product lines and the associated target customer base.

Product Line	Target Customer Base
PayWare Resolve PayWare CMS Issuer PayWare CMS Acquirer PayWare Acquirer	Any business that processes and services payment card based transactions or issues on-line payment cards including banks, financial institutions, payment service providers, Internet or commerce service providers and telecommunication companies.

PayWare Merchant PayWare ReconNET PayWare PrePay PayWare SmartPIN PayWare GiftCard Compact PoS Systems and PinPads Smart 5000 PayWare OpenPay UPT PayWare EMS	Any business selling goods or services that accepts payment cards including merchants, payment service providers, Internet or commerce service providers, telecommunication companies and online purchasers.

PayWare TNS (Transaction Network Services)	Any business seeking to automate the retrieval of transaction data normally delivered in bank statements.

Financial Institution and Payment Service Provider Focussed Products

PayWare Resolve, PayWare CMS, PayWare Acquirer and PayWare Issuer are primarily used by banks and financial transaction processors. This product suite supports the payment transaction processing needs of both the merchant’s bank and the cardholder’s bank. It uses scalable and interoperable payment architecture for Windows and UNIX platforms and supports modular payment components for specific financial instruments and operating environments. This product suite provides financial institutions with the ability to issue on-line payment cards, capture and process card-based payment transactions and manage and resolve disputed payment card transactions in both the physical world and over the Internet. The principal products sold by us to banks and financial transaction processors are:

•	PayWare Resolve is a family of products that help automate payment dispute resolution. The products combine a powerful decision-support engine using card association Operating Regulations for chargeback processing with built-in workflow technology. The PayWare Resolve Suite provides the following functionality:

•	built-in knowledge of national and international chargeback regulations

•	workflow management and financial control

•	automated chargeback documentation

•	management control/risk management

•	PayWare CMS Issuer provides card issuers with an integrated card management system with back office processing and supports multiple payment instruments. PayWare CMS Issuer provides the following functionality:

•	management of physical card issuance programs

•	accounting for and management of cardholder transactions

•	management tools allowing card issuers to manage the risk profile of their portfolio

•	PayWare CMS Acquirer provides merchant acquirers/processors with a back office merchant accounting, settlement and management system and supports multiple payment instruments. PayWare CMS Acquirer provides the following functionality:

•	flexible, customized management of merchant accounts

•	accounting for and management of merchant transactions

•	PayWare Acquirer is a secure integrated payment gateway and a hosted merchant PoS payment engine. It provides financial institutions and payment service providers with the functionality required to authorize, capture, route, settle and bill payment card transactions in both the physical and virtual world. PayWare Acquirer supports multiple payment instruments and the latest card association authentication protocols. The product’s core capabilities include:

•	transaction authorization functionality using a choice of protocols

•	data capture functionality using a choice of protocols

•	value added services such as multi-currency acquiring services, storefront integration and browser based transaction reconciliation tool

•	remote deployment, update and configuration of merchant applications

•	support and implementation of key security protocols

Merchant Focussed Solutions

The Company’s solutions for the merchant market are designed to meet requirements for accepting payments and processing transactions in a variety of merchant environments including retail, call centers, mail order and on the Internet as well as provide transaction reconciliation solutions for all types of payment transactions, including card-based, check and cash payments.

The Company’s PayWare suite of products for the merchant market includes:

•	PayWare Merchant is a comprehensive card payment server solution that allows merchants to accept card payments through electronic-point-of-sale systems, call centers and the Internet. It contains the following functionality:

•	rapid online authorization and automatic settlement

•	EMV Chip and Pin processing

•	secure monitoring and reporting

•	scalable, resilient and fault tolerant

•	supports multicurrency including dynamic currency conversion (DCC)

•	supports CNP fraud prevention initiatives for payer authentication

•	PayWare ReconNET provides a comprehensive transaction management, account reconciliation and risk management solution for merchants, banks, utilities, telecommunications and financial service providers. Merchants accept payments in all forms of currency and tender types, including debit and credit cards, cash and checks, gift certificates and many new forms of payments such as gift cards. Regardless of the payment method, the merchant needs to ensure the information recorded at the store point-of-sale, matches up with the deposits that are made at the bank. This system streamlines the identification, workflow management and resolution of financial transaction exceptions. This includes the reconciliation and exception management of disbursements, suspense accounts, lock box, etc. It also allows customers to audit and manage their bank fee expense through our Bank Fee Analysis module.

•	PayWare TNS ( Transaction Network Service) automates the retrieval, processing, aggregation and delivery of all transaction data in daily bank statements. This enables merchants to securely access validated critical financial transaction data from over 1,000 US banks. This product was acquired as part of the acquisition of DataFlow Services in November 2003. Trintech migrated its pre-existing customers for Statement Delivery Services to the acquired product.

•	PayWare PrePay enables electronic pre-pay or top-up for a subscriber account and can be used for cellular pre-pay, long distance calling cards, pre-paid payment cards, utility and housing payments and gift/online stored value cards. This product is designed to allow merchants and telecommunications operators to reduce their costs of distributing top-up vouchers and allow for the management of customer accounts electronically. It provides the following functionality:

•	fully configurable to support a range of top-up transaction types (On-line / Off-line PIN)

•	comprehensive transaction analysis and reporting

•	credit checking/ merchant balance handling

•	handles multiple network operators

•	PayWare SmartPIN is a comprehensive solution that enables retailers to accept EMV Chip and Pin cards at point-of-sale. This comprehensive solution comprises a number of components including PoS and unattended hardware, integration tools, estate management systems (EMS) and payment authorization software. Key features of this solution are:

•	certified by EMV, VISA PED and ZKA

•	caters for point-of-sale, unattended and wireless environments

•	easy integration with retailer PoS systems

•	PayWare GiftCard is an electronic gift card solution that enables retailers and specialist gift card providers to take control of their gift card program. The product’s core capabilities include:

•	allows retailers and specialist gift card providers to cost effectively design, launch and operate an end-to-end electronic gift card program in-house

•	provides a broad range of configurable parameters and an easy to use interface

•	helps retailers to design unique gift card products both quickly and easily

•	gives retailers more control over their customer information, greater flexibility over the variety of programs they can offer and a return on investment superior to either paper-based gift certificates or outsourced electronic gift cards

PoS Terminals and PIN Pads

The Company’s range of PoS terminals and PIN Pads enable retailers to accept payments at point-of-sale. Trintech PoS terminals capture magnetic swipe and chip-based card payments as well as prepay and gift card transactions. PIN Pads allow cardholders to validate themselves by entering a personal identification number (PIN) rather than by signature. Trintech also provides a range of terminal application software, software development kits (SDK) and an estate management system (EMS) for remote and centralized support of deployed devices. This product line has historically been the foundation of the Company’s sales and long-term relationships with banks, transaction processors and merchants in Germany.

•	Compact 9000 range of PoS terminals provides a versatile and secure point-of-sale platform for card payments, prepay and gift cards across a range of retail sectors either in stand-alone or networked installations. It has a high speed thermal printer and uses a new modular software architecture which facilitates the future deployment of new payment applications. Key features include:

•	large, easy-to-read back-lit graphic display

•	easy-to-use and reliable magnetic swipe card reader

•	smart card reader compliant with international EMV standards

•	high speed processor

•	modular software architecture with an easy-load printer

•	Compact 9400i GPRS is a variant of the Compact 9000 range which uses the GPRS mobile phone network to connect to authorization and payment hosts. GPRS is fast, reliable and also more cost-effective compared with traditional dial-up communications. This product has also enabled retailers to deploy terminals in locations that have no land line communications such as newsagent stands, kiosks, snack bars and exhibition stands.

•	Compact 950-PP is a highly secure PIN Pad with integral chip card reader. It allows retailers to accept chip cards, including international EMV payment cards, and allows the cardholder validate themselves by entering a PIN number securely. This product supports industry public key encryption standards including DES, Triple DES and RSA. The current model has the following features:

•	certified to accept international EMV chip cards

•	certified to accept a range of national debit and electronic purse schemes

•	tamper proof and tamper evidence features to detect manipulation

•	online and offline PIN verification

•	Smart 5000 is a high performance PINPad designed to meet the requirements of chip card acceptance and secure PIN entry and point-of-sale. This device has a card reader that reads both chip cards and magnetic swipe cards and is designed to meet the needs of retailers who want to handle both traditional magnetic swipe cards and new chip payment cards in the same manner:

•	combined chip and magnetic stripe card reader

•	certified to accept international EMV chip cards

•	fast transaction speeds

•	non-proprietary open Linux platform

•	approved by VISA and ZKA as being tamper proof

•	OpenPay UPT is a range of unattended payment terminals designed to enable payments in a range of unattended environments including: pay-at-pump systems, ticketing, vending machines, kiosks, parking machines and self-scanning checkouts in the retail industry. At the heart of the OpenPay UPT range is a secure payment module that can be supplied to Original Equipment Manufacturer (OEM) customers to payment enable a wide range of devices. Key features of the OpenPay UPT range include:

•	easy integration into new and existing equipment

•	vandal resistant and weather-proof keyboard

•	flexible and powerful LINUX platform

•	certified to accept EMV card payments

•	PayWare EMS is a comprehensive management system that enables easy remote management of a distributed estate of devices and terminals. It ensures that entire estates of deployed devices and terminals can be centrally managed and control both the software and configuration on individual devices. PayWare EMS caters for a variety of terminal applications including payment, top-up, EMV and PIN.

Services

To complement and support the Company’s product offerings, we provide the Company’s customers with the following services:

•	Consulting services. The Company’s consulting team provides comprehensive project management, using sophisticated methodologies and tools to identify customers’ business objectives and requirements for payment solutions. We implement these solutions with the Company’s customers according to mutually agreed plans and milestones. We also provide in-house product consultation, and provide technical services to design or enhance the Company’s customers’ existing information technology infrastructure.

•	Educational and training services. The Company offers educational and training programs targeted specifically at users and administrators of the Company’s customers’ information technology systems. These programs are tailored to provide customers with the technical knowledge to operate the Company’s solutions.

•	Configuration and implementation services. The Company provides services to configure and customize the Company’s solutions to meet the customers’ particular needs and to integrate the Company’s products into customers’ other processing, accounting and communications systems. The Company’s experienced professional services engineers also perform on-site implementation services to manage, in conjunction with the Company’s customers’ information technology resources, the implementation of their new systems through the testing and acceptance phases of the overall implementation plan.

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

The Company’s software is developed using Java, C, C++, C#, COBOL, Smalltalk, Power Builder.net and web programming languages and standards, and incorporates the following features:

•	System Architecture. The Company’s products are modular in design and flexible in implementation, so that they can be rapidly adapted to address specific customer requirements. We employ an object oriented systems architecture, allowing us to add and re-use functionality across existing and new products, lowering the Company’s product development costs. The Company’s modular design can improve the Company’s time to market for new products.

•	Security and encryption. Due to the sensitive nature of the data handled by the Company’s products, we have developed significant expertise in encryption technology. Where appropriately deployed this functionality incorporates advanced security algorithms including DES, Triple DES and RSA private/public key and other advanced proprietary algorithms.

•	Protocols and infrastructure. It is critical that the Company’s products be interoperable with a wide range of payment networks and customer information technology systems. The Company’s products therefore feature advanced application programming interfaces, or APIs, to facilitate interoperability with payment systems and applications. The Company’s products also support a variety of communications protocols, including Internet and telecommunications protocols such as X.25, ISDN and ATM, as well as specific bank authorization and settlement protocols.

•	Support of widely accepted technologies. The Company’s products are configured to run on operating systems and to support databases widely adopted by the payment and transaction reconciliation industry. This includes the Linux, Windows and UNIX operating systems and Oracle and Microsoft databases. They are also designed to integrate easily with enterprise resource planning software systems, such as the SAP R/3 system.

Customers

We have a customer base of over 1,100 banks, financial transaction processors, card associations, card companies, payment service providers, merchants and technology companies. From inception through January 31, 2005, we had shipped over 288,000 electronic PoS systems and over 8,227 licenses of secure payment and transaction reconciliation software. Our top revenue generating customers in fiscal 2005, by customer segment, are as follows:

Financial Transaction Processors	Merchants
Bankart	Aldi Stores Ltd
Bank of America	Alphameric Retail Limited
Barclaycard	Argos Limited
Citibank	Debenhams Retail Plc
Halifax Bank of Scotland	Matalan Retail Ltd
Takinfo KFT	Next plc
Tatra	Phones4U Ltd
Telekurs Card Solutions	Regis
Woolwich Plc	The Vanguard Group
TradePro Operations Ltd
Whitbread Group plc

PrePay Processors	Point-of-sale Processors
Deutsche Telekom AG T-Com	CardTech Card and POS Service GmbH
EVS GmbH	CCV-Allcash GmbH
Deutsche Verkehrs Bank Zentrale
Dresser Wayne Europe GmbH
Fiducia Cash

Sales and Marketing

The Company’s sales and marketing efforts are targeted at three principal regions:

•	Europe, Middle East and Africa,

•	North and South America, and

•	the Asia-Pacific region

The Company’s principal market is the UK, which represented 36% (2004:24%) of the Company’s total revenue in fiscal 2005. This was due to an increase in demand for Chip and Pin solutions. The UK replaced the USA as the Company’s principal market in fiscal 2005. The USA represented 35% (2004:44%) of the Company’s total revenue in fiscal 2005.

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

The Company’s direct sales accounted for approximately 97% of the Company’s total revenues in fiscal 2005. At January 31, 2005, we employed 33 direct sales people who primarily target card associations, banks, financial transaction processors, telecommunications operators, large merchants and network operators.

Indirect Sales Channel Strategy

To further facilitate worldwide market penetration and complement the Company’s direct sales efforts, we have and plan to expand indirect sales channels relationships. These relationships primarily act as referrals for the Company’s direct sales force.

We currently have active distribution relationships with Sterling Commerce, Fiserv- Freedom, Paymentech and Technolab that we believe offer us a number of competitive advantages. The following describes the Company’s current indirect sales channel relationships:

SBC—Sterling Commerce. The Company’s current distribution partnership with SBC gives SBC the non-exclusive right to distribute PayWare ReconNET (under the rebranded name Vector—ReconNET) to banks within North America, and allows us to sell to the Sterling Commerce customer base.

Fiserv—Freedom. The Company’s current distribution partnership gives Trintech the non-exclusive right to distribute the TRACKER unclaimed property system within North America. The agreement also includes a sales lead referral arrangement with Fiserv for ReconNET within North America.

Technolab. The Company’s current distribution partnership with Technolab gives Technolab the non-exclusive right to market, implement and support ReconNET in Mexico and Puerto Rico.

Spectrum. The Company’s current distribution partnership with Spectrum gives Spectrum the non-exclusive right to market, implement and support ReconNET in Australia and New Zealand.

Retail Business Solutions. The Company’s current distribution partnership with Retail Business Solutions gives Retail Business Solutions the non-exclusive right to distribute Trintech’s Payment Solutions, including Chip and Pin PoS Products, PayWare EMS and PayWare Merchant to retailers within the U.K. The companies have also entered into a referral agreement for Trintech’s PayWare GiftCard Product.

Wincor Nixdorf. The Company’s current agreement with Wincor Nixdorf gives Wincor Nixdorf the non-exclusive right to distribute Trintech’s Payment Solutions including Chip and Pin PoS Products, PayWare (EMS) and PayWare Merchant to retailers and banks within the U.K.

Torex Retail. The Company’s current distribution partnership with Torex Retail gives Torex Retail the non-exclusive right to distribute Trintech’s complete portfolio of Chip and Pin Solutions including the Smart 5000 terminal and PayWare EMS within the U.K.

Research and Development

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

Each of the Company’s development centers has been chosen for its combination of access to global markets, local product knowledge and the availability of skilled personnel. We have now concentrated research and development in the following centers:

•	Dublin, Ireland: electronic PoS systems and payment software including encryption and authentication

•	Dallas, Texas: transaction reconciliation products and services

•	Montevideo, Uruguay: card issuance and card management solutions

•	London, United Kingdom: electronic PoS systems, stored value products and merchant payment software

For the fiscal years 2005 and 2004 approximately 16% and 19% of the Company’s revenues respectively, were dedicated to research and development expenses. Research and development expenses for fiscal 2005 and fiscal 2004 totaled US$10.3 million and US$8.3 million, respectively. The increase in research and development expenses in fiscal 2005 was primarily due to additional investment in new and existing products and due to the impact of the declining value of the dollar as against the euro and the pound, which was partially offset by a reduction in the number of research and development employees from 136 at January 31, 2004 to 114 at January 31, 2005. For example, as a significant portion of the Company’s research and development costs are denominated in euro and pounds, the increase in value of the euro and pound relative to the dollar has had the impact of increasing research and development expenditure in dollar terms.

Manufacturing

We outsource the fabrication, testing and packaging of the Company’s electronic PoS system products to Plexus, enabling us to concentrate the Company’s resources on product design and software development. We believe this eliminates the high cost of owning and operating a manufacturing facility. The manufacturing facilities for Plexus are located in the United Kingdom.

We maintain a manufacturing management team that oversees the manufacture of the products by Plexus to ensure that the Company’s specifications are met. These employees have extensive knowledge of the Company’s products and expertise in software quality assurance techniques. Members of the team conduct on-site inspections of the manufacturing facilities of the Company’s subcontractor as well as periodic assessments of products shipped by the Company’s subcontractor to us. We also participate on beta release teams and provide initial training materials for customer support and service.

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

Competition

The payment and transaction reconciliation industries are highly competitive, and we expect competition to increase as other companies introduce electronic PoS system products and payment and transaction reconciliation software and services. The delivery of EMV solutions has also led to some partnering with traditional competitors as retailers choose solution components from multiple competitive vendors.

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

In secure payment and transaction reconciliation software markets, the competitive landscape varies by product line. There is no competitor that we compete with across all product lines. We compete with Transaction System Architects (TSAI), Checkfree, Pegasystems, ValueLink, Card Tech Limited, Accurate Software and Chesapeake Systems Solutions for individual products. Additionally, we experience significant competition from existing and potential customers that develop, implement and maintain their own proprietary payment solutions relating to the Company’s payment software solutions for both the physical world and the Internet.

We compete primarily on the basis of the following:

•	product capabilities and technical features

•	product performance and effectiveness

•	price

•	support of industry standards

•	ease of use

•	customer technical support and service

We believe that we compete favorably in each of these markets based on these factors. In particular cases, however, the Company’s competitors may offer electronic PoS system products or payment software with functionality that is sought by the Company’s prospective customers and which differs from that offered by us. Several of the Company’s competitors have also in the past distributed, and may in the future distribute, products in pilot programs at lower cost than us.

Several of the Company’s competitors have significantly greater financial, technical, sales and marketing resources and larger installed customer bases than us. Also, a number of the Company’s competitors have been acquired by, or formed strategic alliances with, industry leaders with significant resources. We may not be able to compete successfully against current and future competitors. In addition, the Company’s current and future competitors may develop products comparable or superior to those developed by us or adapt more quickly than us to new technologies, evolving industry standards or customer requirements. Increased competition could result in price reductions, reduced margins and loss of market share, any or all of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Intellectual Property and Proprietary Rights

The Company’s success is dependent on the Company’s proprietary software technology. The Company relies on a combination of patents, contractual rights, trade secrets, copyright law, non-disclosure agreements and trademarks to establish and protect the Company’s proprietary rights in the Company’s products and technologies.

The Company’s patents include the following:

Field of Application	Regions Issued	Regions Pending
Electronic field of point-of-sale security System incorporated in Compact	Ireland, U.S. and Japan	European Union

Secure merchant transaction software Incorporated in PayWare merchant product Range	Ireland	European Union

Secure bank/financial transaction processor Software incorporated in PayWare Acquirer	Ireland	European Union

High security anti-tamper technology incorporated in pin pad	Ireland	European Union and U.S.

A hand-held point-of-sale terminal	Ireland	—

Secure dispute resolution technology Incorporated in PayWare Resolve	Ireland	European Union and U.S.

Secure Pay technology to be incorporated in Smart 5000	Ireland	European Union and U.S.

These issued patents and the pending patent applications cover key areas of the Company’s payment software for payment card transactions in the physical world and over the Internet, as well as the Company’s electronic PoS system products.

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

In addition to the Company’s patents, trademarks and technology licenses, we have developed a significant portfolio of copyrights, know-how and trade secrets during the Company’s 18 years of experience developing solutions for the payment industry.

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

Actipay Limited, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the outstanding capital stock of Actipay Limited is owned by the Company. The principal activity of Actipay Limited is research and development and the licensing of patents.

Trintech GmbH, a wholly-owned subsidiary, is a limited liability company incorporated in the Federal Republic of Germany. All of the outstanding capital stock of Trintech GmbH is owned by the Company. The principal activity of Trintech GmbH is the sale of electronic PoS system products and payment software.

Trintech Inc., a wholly-owned subsidiary, is a California corporation. All of the outstanding capital stock of Trintech Inc. is owned by the Company. The principal activity of Trintech Inc. is the sale of payment and transaction reconciliation software.

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

Trintech S.A., a wholly-owned subsidiary, is a Uruguay corporation. All of the outstanding capital stock of Trintech S.A. is owned by Trintech Group Finance Limited. The principal activity of Trintech S.A. is the development of payment software.

Trintech Limited (formerly Checkline plc), a wholly-owned subsidiary, is incorporated in the United Kingdom. All of the outstanding capital stock of Trintech Limited is owned by the Company. The principal activity of Trintech Limited is the sale of electronic PoS system products and payment and transaction reconciliation software.

Exceptis Technologies Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the outstanding capital stock of Exceptis is owned by the Company. Exceptis Technologies Limited is a provider of Internet enabled payment infrastructure solutions for fraud prevention, automated payment card dispute resolution and risk management for card issuers, financial transaction processors and acquirers

J Driscoll & Associates Inc., formally a wholly-owned subsidiary, was dissolved on August 31, 2004. All of the outstanding capital stock of J Driscoll & Associates Inc. was owned by the Company. The principal activity of J Driscoll & Associates Inc. was the development and sale of transaction reconciliation software.

CW & Associates, Inc., doing business as DataFlow Services, is a wholly-owned subsidiary and is a Texas corporation. All of the outstanding capital stock of CW & Associates, Inc. is owned by the Company. CW & Associates, Inc. is the provider of a data delivery service supporting customer’s bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form.

D.	Description of Property

The Company’s principal European development center and the Company’s principal executive and administrative offices are located in Dublin, Ireland. The Company’s principal trading offices for North and South America are located in Dallas, Texas. The Company also has offices for development, sales and marketing personnel in Frankfurt, Germany; Dallas, Texas; London, England; and Montevideo, Uruguay. The facility in Miami, Florida is subleased to third parties.

As at January 31, 2005 we leased the facilities described below:

Description	Square Footage	Used by The Company	Sub-leased	Available For sub-lease	Earliest lease termination date
Ireland
Dublin—Facility 1	22,565	22,565			2006
Dublin—Facility 2	29,400	9,067	20,333		2009
Dublin—Facility 3 (Montague Court)	8,500			8,500	2014

USA
Dallas Facility 1	22,000	22,000			2006
Dallas Facility 2	5,019	5,019			2005
Miami	1,210		1,210		2005

United Kingdom Facility 1	9,935	9,935			2005
United Kingdom Facility 2	1,600		1,600		2009

Germany	4,014	4,014			2007

Uruguay	2,800	2,800			2008

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements for the periods specified including the notes thereto included elsewhere in this Form 20-F as well as Item 3.A “Key Information—Selected Consolidated Financial Data”. The following discussion and analysis of financial condition, changes in financial condition and results of operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about customer demand, plans and objectives of management and market growth and opportunity. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that are difficult to predict. Actual results could differ materially from those indicated by such forward looking statements as a result of risks set forth in the following discussion and those set forth in Item 3.D “Key Information—Risk Factors”. The Company undertakes no obligation to update publicly any forward-looking statements in this Form 20-F.

From the Company’s organization through 1995, the Company developed and marketed electronic PoS systems and payment software for payment card transactions in the physical world. In early fiscal 1997, the Company launched the Company’s first products for Internet payment transactions. Following early success in the Internet payment industry, the Company completed an Initial Public Offering in September 1999. During 2000, the Company made four acquisitions to build market presence and add complementary product functionality.

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

In response to this downturn, management’s strategy was to focus development and sales efforts on products with the greatest earnings potential and position the Company for growth when economic conditions improved. Investment was reduced in products where the opportunity had not yet developed or the market had not yet expanded due to the economic downturn. As a result, the Company commenced a restructuring program in fiscal

2002. Restructuring costs of approximately US$5.3 million in fiscal 2002, US$4.3 million in fiscal 2003, US$745,000 in fiscal 2004 and US$288,000 in fiscal 2005 were incurred in respect of involuntary staff terminations and abandoned lease payments.

The growth in eCommerce had led to a significant increase in the volume of disputed credit card transactions for Internet purchases. The Company experienced growth for its PayWare Resolve product and continued to invest in this product during the downturn. Also, the Company continued to grow demand for and invest in its transaction reconciliation product, PayWare ReconNET. Revenue growth for these products partially mitigated the revenue decrease for the Internet payment products in fiscal 2002 and the PoS systems products in fiscal 2003. During fiscal 2004, the Company stabilized its revenue base and ended the year with revenues of $43.1 million, a slight increase over fiscal 2003 revenues of $42.9 million.

Building on the success of PayWare ReconNET in North America, the Company continued to develop new products and services during fiscal 2004 to service customer demand for transaction reconciliation solutions in Europe. The Company continued to invest in PayWare Resolve and started an investment program to develop new PoS payment products and licensed intellectual property to third parties in response to demand being generated for retail point of sale solutions by the introduction of the EMV standard, particularly in Europe.

To expand the Company’s product offering in the transaction reconciliation business, Trintech announced the availability of its new Statement Delivery service for business access to commercial bank account data. Following on from this announcement, Trintech expanded its position in the market by acquiring CW & Associates, Inc, doing business as DataFlow Services, a private company, for a total consideration of approximately US$3.9 million, subject to final adjustment relating to performance related deferred contingent consideration, effective November 1, 2003. DataFlow Services, based in Dallas, provides a data delivery service supporting customer’s bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form. As of January 31, 2005, DataFlow Services employed 30 staff and serviced approximately 130 customers. Trintech recognizes revenue generated from the acquired DataFlow Services products as services revenue. The transaction reconciliation business is expected to grow both domestically and internationally in fiscal year 2006.

To expand the functionality of its transaction reconciliation products, the Company announced the release of ReconNET 7.0 in September 2004, the latest version of its leading industry-standard reconciliation and account balancing system. The release added new features that extended its existing financial controls and reporting capabilities to facilitate audits and increase customers’ compliance with regulatory requirements such as the Sarbanes-Oxley Act of 2002. ReconNET 7.0 also included a number of enhancements that further increased the system’s ease of use for daily reconciliation, research and period-end reporting.

In tandem with the growth in transaction reconciliation solutions, the planned introduction of the EMV standard in January 2005 started to generate early demand for new PoS solutions. In response to this emerging growth opportunity, the Company has focussed a significant proportion of its development efforts on designing PoS systems that satisfy the EMV standard. The strong UK market for Chip and Pin solutions in fiscal 2005 is expected to decline in fiscal 2006 as migration to meet the EMV January 1, 2005 deadline passes. We expect this decline in demand for the EMV solutions to be partially offset by expanding continental European demand and growth in the Unattended Payment market.

In November 2003, Trintech announced that it had achieved German ZKA (Zentraler Kreditausschuss) approval for its OpenPay Architecture for use in the Smart 5000 PIN Pad terminal and its new range of OEM payment security technology products. This was the first approval of its kind for a PIN Pad device using a LINUX open standard operating system. In December 2003, a new range of secure payment solutions, OpenPay 3000, for outdoor and unattended payment environments was introduced, addressing the requirements of “pay-at-pump” for petroleum companies, product and ticket vending machines, parking and prepaid mobile recharge applications. In February 2004, Trintech announced the launch of SmartPIN LINK, a technology which, among other things, enables a wireless Chip and Pin solution for restaurants and the hospitality sector.

The growth in card-based transactions has led to growth in the market for electronic GiftCard Solutions. In February 2004, the Company announced the launch of its PayWare Giftcard Solution, which allows merchants to set-up and run their own Gift Card Programs in-house.

Today, the Company’s revenue is primarily derived from three sources:

Product Revenue. Product revenue, which represented 34% of the Company’s total revenue in fiscal 2005, is derived from sales of the Company’s electronic PoS system products, primarily the Compact 9000 family of PoS devices, the Compact 950-PP Pin Pad and the Smart 5000 Pin Pad.

License Revenue. Software license revenue, which represented 42% of total revenue in fiscal 2005, is derived from license fees from the Company’s payment software products for payment card transactions and from the Company’s transaction reconciliation software, and the provision of related support and maintenance services to customers. Customer support and maintenance fees are established as a percentage of the software license price, typically ranging from 18% to 24% per year, and are generally paid quarterly. The Company also licenses the Company’s software on a recurring rental basis.

Service Revenue. The Company derives service revenue, which represented 24% of total revenue in fiscal 2005, from consulting services, educational and training services and customization and implementation services. The Company also recognizes revenue generated from the acquired DataFlow products as services revenue.

Total revenue from customers in the United Kingdom was US$20.0 million in fiscal 2005, US$10.5 million in fiscal 2004 and US$6.4 million in fiscal 2003. This represented approximately 36% of total revenue in fiscal 2005, 24% of total revenue in fiscal 2004 and 15% of total revenue in fiscal 2003. Total revenue from customers in the United States was US$19.7 million in fiscal 2005, US$18.9 million in fiscal 2004 and US$17.5 million in fiscal 2003. This represented approximately 35% of total revenue in fiscal 2005, 44% of total revenue in fiscal 2004 and 41% of total revenue in fiscal 2003. Total revenue from customers located in Germany was US$10.6 million in fiscal 2005, US$6.9 million in fiscal 2004 and US$8.2 million in fiscal 2003. This represented approximately 19% of total revenue in fiscal 2005, 16% of total revenue in fiscal 2004 and 19% of total revenue in fiscal 2003.

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

The Company operates as a holding company with operating subsidiaries in Ireland, Germany, the United Kingdom, Uruguay, the United States and a financing subsidiary in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, the Company’s consolidated effective tax rate may increase to the extent that the Company reports tax losses in some subsidiaries and taxable income in others. In addition, the Company’s tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and stock-based compensation.

The Company has significant operations and generates a significant portion of the Company’s taxable income in the United Kingdom, the United States, Germany and the Republic of Ireland. Some of the Company’s Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010, and another Irish subsidiary qualifies for an exemption from income tax as the Company’s revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997.

The Company currently anticipates that it will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and the Company’s tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected.

A significant portion of the Company’s revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations, primarily the U.S. dollar with the euro and the pound, and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and, in particular, on a quarterly basis. As a result of such currency fluctuations, the Company recognized exchange gains of US$197,000, US$79,000 and US$771,000 in fiscal 2005, 2004 and 2003 respectively. From time to time the Company has in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. The Company expects to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

We are required to adopt Statement of Financial Accounting Standards No. 123(R) “Accounting for Stock-Based Compensation”, no later than our fiscal year beginning on February 1, 2006. We anticipate that upon adoption, the stock-based compensation expense appearing on the Company’s consolidated statement of operations will significantly increase and will have a material adverse impact on the Company’s operating results.

Acquisition History

On August 25, 2000, the Company acquired the outstanding shares of Checkline plc, a privately held company in the United Kingdom, for total consideration of approximately US$39.3 million subject to final adjustment relating to performance related deferred consideration. The consideration as at January 31, 2005, totaled US$41.1 million. A further US$1.25 million may become payable to the former stockholders of Checkline plc if agreement on certain performance criteria being met is reached. This payment would result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded. Checkline was a transaction processing and electronic card payment company.

On November 15, 2000, the Company acquired substantially all the assets of Sursoft, a privately held company in Latin America, for total consideration of approximately US$11.0 million subject to final adjustment relating to performance related deferred consideration, which was finalized in March 2003. Under the terms of the finalized agreement, the Company paid approximately US$451,000 to Sursoft shareholders in April 2003. In addition, the Company paid an additional final amount of US$125,000 on the achievement of agreed performance criteria during fiscal 2005. The final agreement reduced the total estimated consideration of US$11.4 million at January 31, 2003, to approximately US$10.3 million, a reduction in deferred consideration of approximately US$1.1 million. Sursoft specialized in payment card and merchant management software for credit, debit or smart cards.

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

On November 13, 2001, the Company acquired VeriFone’s secure payment infrastructure and Internet payment ePS product line, for total consideration of US$3.4 million. VeriFone’s ePS product line is an e-commerce payment management solution aimed at large retailers, financial institutions, network operators and other multiple service providers.

The Company recognized goodwill impairments of US$12.8 million for the year ended January 31, 2003, in connection with these acquisitions, more fully described below in Results of Operations on page 43 and in Note 21 of the Notes to the Consolidated Financial Statements.

On November 1, 2003, the Company acquired the outstanding shares of CW & Associates, Inc, doing business as DataFlow Services, a privately held company in the U.S., for a total consideration of approximately US$3.9 million subject to final adjustment relating to performance related contingent consideration. In addition, the Company is required to pay additional performance related contingent consideration equal to 50% of profits, as defined in the purchase agreement, earned by the acquired business for fiscal 2005 and fiscal 2006. The additional contingent consideration is subject to certain top-up provisions from profits for the year ending January 31, 2007 if the aggregate payments under the provisions for fiscal 2005 and fiscal 2006 are less than US$2.5 million. These payments, will result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded and will have no effect on our statement of operations. The fiscal 2005 performance related consideration of US$1.2 million was paid in the quarter ended April 30, 2005. Separately, in November 2003, the former shareholder of CW & Associates, Inc., purchased 150,000 ADSs for a total cash consideration of US$570,000. CW & Associates, Inc., based in Dallas, Texas, provides a data delivery service supporting customers’ bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form.

During fiscal 2005 in connection with a lease termination settlement relating to the Company’s Austin facility, the Company recorded an adjustment, which reduced acquisition liabilities by US$249,000. Following an impairment review during the fourth quarter of fiscal 2003 the goodwill, in connection with the Company’s acquisitions, was written down to its estimated fair value and consequently the adjustment of acquisition liabilities was recognized in the consolidated statement of operations in the three months ended April 30, 2004.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements.

Revenue recognition. The Company’s revenue is derived from product sales, license fees and charges for services.

Revenue is recognized on product sales when persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectibility is reasonably assured.

The Company recognizes license revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletins (SAB) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104 “Revenue Recognition”, issued by the staff of the SEC in December 2003, the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenue when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable. In addition, if the Company provides services that are considered essential to the functionality of the software products, both the license revenue and the service revenue are recognized in accordance with the provisions of the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” in accordance with the “Input Method”. The amount of revenue recognized is based on the total license and service fees under the agreement and the percentage of completion achieved.

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

SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company’s determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Revenue allocated to maintenance and support is recognized ratably over the maintenance term, typically one year. Revenue allocated to implementation, training and other service elements is recognized as the services are performed. The Company obtains VSOE for maintenance from substantive renewal rates based on consistent percentages of the license fee.

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

Significant management judgments and estimates must be made in connection with determination of the revenue to be recognized in any accounting period. If the Company made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result.

Allowance for doubtful accounts. The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectibility of specific customer accounts and the aging of accounts receivable. The Company maintains an allowance for doubtful accounts at an amount the Company estimates to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when the Company assesses the realizability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount we reasonably believe will be collected. For the remaining customers, the Company recognizes allowances for doubtful accounts based on the length of time the aggregate receivables are outstanding, the current business environment and historical experience. Alternatively, if the financial condition of our customers were to improve such that their ability to make payments was no longer considered impaired, the Company would reduce related estimated reserves with a credit to the provision for doubtful accounts.

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

Accounting for Income Taxes. Deferred income taxes are recognized based on temporary timing differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the statutory tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to reverse. Valuation allowances are provided against the net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependant upon the generation of future taxable income and the timing of the temporary differences becoming deductible. Management considers, among other available information, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment.

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

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, (3) significant negative industry or economic trends, (4) a significant decline in the Company’s stock price for a sustained period, and (5) the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

The Company recognized goodwill impairments of US$36,540,000 and US$12,849,000 for fiscal 2002 and 2003, respectively. No impairments were recognized for fiscal 2004 and 2005.

The Company also assesses the impairment of long-lived assets, in accordance with SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets” on a periodic basis. SFAS 144 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 17, (APB 17), “Intangible Assets”. For the purpose of SFAS No. 144, impairment is the condition that exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) increased customer competition, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business and (3) significant negative industry or economic trends. When the Company determines that an impairment review of other long-lived intangible assets is required, the Company tests for impairment using a projected undiscounted cash flow model.

The Company recognized other non-current asset impairments, principally a non-compete covenant and purchased technology, of US$3.7 million for fiscal 2003. No further impairments were recognized were recognized for fiscal 2004 and 2005.

Warranty reserves. We accrue warranty liabilities at the time of sale for the estimated costs that may be incurred to provide warranty services. Factors that affect the Company’s warranty liability include the number of units currently under warranty, historical and anticipated rates of warranty claims on those units, and estimated cost per claim to satisfy the Company’s warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company’s estimated warranty obligation. Other factors include repair parts and labor rates. Repair parts are generally already in stock or available at pre-determined prices, and labor rates are generally arranged at pre-established amounts with service providers. Warranty claims are relatively predictable based on historical experience of failure rates. Each quarter, the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. If we were to experience an increase in warranty claims compared with the Company’s historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, the Company’s margins could be adversely affected.

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

Recent Accounting Pronouncements

In July 2004, the FASB ratified EITF consensus on Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”, which provides guidance regarding application of the equity method of accounting to investments other than common stock. EITF Issue No. 02-14 will be effective beginning with our second quarter of fiscal 2006. We do not believe the adoption of EITF Issue No. 02-14 will have a material impact on the Company’s consolidated financial statements.

In December, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. SFAS 123(R) supersedes APB No. 25, and amends SFAS 95, “Statement of Cash Flows”. Generally the approach in SFAS 123(R) is similar to the approach described in SFAS 123. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure, is no longer an alternative upon adoption of SFAS 123(R).

For Trintech, SFAS 123(R) must be adopted no later than the fiscal year beginning on February 1, 2006. Early adoption is permitted in periods in which financial statements have not yet been issued. SFAS 123(R) allows companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123(R) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

•	A “Prospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123(R) for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company has not yet decided on which method it will adopt. Pro Forma disclosure currently required under SFAS 123 is included in Note 1 Stock-Based Compensation. The Company expects that the adoption of SFAS 123(R) will have a materially adverse affect on operations.

A.	Results of Operations

The following table presents the Company’s results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Year Ended January 31,
	2003	2004	2005
Revenue:
Product	22%	24%	34%
License	52	53	42
Service	26	23	24

Total revenue	100	100	100
Cost of revenue:
Product	26	18	24
License	21	12	7
Service	20	14	10

Total cost of revenue	67	44	41

Gross margin	33	56	59
Operating expenses:
Research and development	24	19	16
Sales and marketing	24	20	17
General and administrative	36	25	21
Restructuring charge	10	2	1
Amortization of purchased intangible assets	6	1	2
Impairment of goodwill and purchased intangible assets	39	—	—
Adjustment of acquisition liabilities	2	—	(1)
Adjustment of acquisition deferred consideration	—	(3)	—
Stock-based compensation	0	—	0

Total operating expenses	141	64	56

Income (loss) from operations	(108)	(8)	3
Other expenses:
Interest income, net	2	1	1
Exchange gain, net	2	0	0

Income (loss) before provision for income taxes	(104)	(7)	4
Provision for income taxes	—	—	0

Net income (loss)	(104)%	(7)%	4%

Fiscal Year Ended January 31, 2005 Compared To Fiscal Year Ended January 31, 2004

Revenue	Year ended January 31, 2005	Year ended January 31, 2004	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Product Revenue	18,848	10,318	8,530	83%
License Revenue	23,567	22,867	700	3%
Service Revenue	13,380	9,886	3,494	35%

Total Revenue	55,795	43,071	12,724	30%

Revenue

Total Revenue. There was no customer which accounted for greater than 10% of the Company’s total revenue in fiscal 2005 and 2004.

Product. The increase was attributable to strong demand in the U.K. market for product to enable processing of credit card payment under the new EMV (Europay-Mastercard-Visa) standard (a standard for chip card acceptance), which is expected to decline in fiscal 2006 after the implementation date for the EMV standard on January 1, 2005. Demand from the German EFT market also recovered during fiscal 2005.

License. The increase in revenue was primarily due to the inclusion of revenue from Symbol Technologies, Inc. (Symbol). During the three months ended October 31, 2004, due to a change in strategy by Symbol, the Company renegotiated an agreement with Symbol under which Trintech agreed to terminate Symbol’s future obligations to exclusively use the Company’s payment technology in return for a payment of US$2 million, to be paid equally over the five quarters ending October 31, 2005. The first payment was received in October 2004. Based on the terms of the agreement, the Company will recognize the revenue as license revenue as each payment becomes due.

Other license revenues showed no change on the prior year. This was due to a reduction in revenue from products no longer actively sold by us, being offset by revenue derived from products where the company believes there are profitable growth opportunities, principally in the Chip and Pin and transaction reconciliation markets. Whilst the slower investment decisions and longer sales cycles are still being experienced in some markets, we believe that the underlying strength in the retail market is providing a catalyst for IT spending and investment.

Service. The increase in revenue was primarily due to the inclusion of post acquisition revenues generated by DataFlow Services, from November 1, 2003, the date of acquisition.

Cost of Revenue

Cost of revenue	Year ended January 31, 2005	Year ended January 31, 2004	Increase/(decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Product	13,088	7,586	5,502	73%
License	3,725	5,313	(1,588)	(30%)
Service	5,812	6,020	(208)	(3%)

Total	22,625	18,919	3,706	20%

Total Cost of Revenue. The increase in absolute dollars and the decrease as a percentage of total revenue resulted from an increase in product volume sales and a change in the product mix, the inclusion of revenue from Symbol, a reduction in both labor costs and infrastructure as a result of the continued consolidation of our support and maintenance facilities, a reduction in amortization of acquired technology, the inclusion of post acquisition revenue and costs generated by DataFlow Services, and the declining value of the dollar against the euro and the pound.

Product. The increase in absolute dollars and the decrease as a percentage of product revenue, resulted from the higher volume sales and a change in the product mix in fiscal 2005. Greater volume sales of higher margin product were sold in fiscal 2005 compared to fiscal 2004. In addition, the declining value of the dollar against the euro and the pound also contributed to the increase in absolute dollars during fiscal 2005. For example, the cost of manufacturing the Company’s electronic PoS systems are denominated in euro and the pound. The decrease in value of the U.S. dollar relative to these currencies has had a negative impact on the Company’s cost of product revenues during fiscal 2005.

License. The decrease in absolute dollars and as a percentage of license revenue resulted from a reduction in expenditures in both labor costs and infrastructure as a result of the consolidation of our support and maintenance facilities during fiscal 2003 and to a lesser extent fiscal 2004 and fiscal 2005, and due to a reduction in amortization of acquired technology. The reduction in amortization of acquired technology of US$1.1 million was due to no fiscal 2005 impairment charge being required as the acquired technology asset was fully written down in fiscal 2004.

Service. The decrease in absolute dollars and as a percentage of service revenue resulted primarily from involuntary staff terminations during fiscal 2005. The decrease was partially offset by the inclusion of costs incurred by the inclusion of DataFlow Services, from November 1, 2003, the date of acquisition.

Operating Expenses

	Year ended January 31, 2005	Year ended January 31, 2004	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Research and Development	9,169	8,280	889	11%
Sales and Marketing	9,473	8,689	784	9%
General and Administrative	12,007	10,587	1,420	13%

Research and Development. The increase in research and development expenses in fiscal 2005 was primarily due to additional investment in new and existing products and due to the impact of the declining value of the U.S. dollar as against the euro and the pound, which was partially offset by a reduction in the number of research and development employees from 136 at January 31, 2004 to 114 at January 31, 2005. For example, as a significant portion of the Company’s research and development costs are denominated in euro and pounds, the increase in value of the euro and pound relative to the U.S. dollar has had the impact of increasing research and development expenditure in dollar terms.

Sales and Marketing. The increase in sales and marketing expenses in fiscal 2005 was primarily due to an increase in commission caused by the increase in revenue, an increase in marketing expenditure due to additional investment in new and existing products and markets, the inclusion of costs incurred by DataFlow Services, from November 1, 2003, the date of acquisition and due to the impact of the declining value of the U.S. dollar as against the euro and the pound. For example, as a significant portion of the Company’s sales and marketing costs are denominated in euro and pounds, the increase in value of the euro and pound relative to the U.S. dollar has had the impact of increasing sales and marketing expenditure in dollar terms.

General and Administrative. The increase in general and administrative expenses for fiscal 2005 was due to higher legal costs and the inclusion of costs incurred by DataFlow Services, from November 1, 2003, the date of acquisition. In addition, the increase was impacted by the declining value of the U.S. dollar as against the euro and the pound. For example, as a significant portion of the Company’s general and administrative costs are denominated in euro and pounds, the increase in value of the euro and pound relative to the U.S. dollar has had the impact of increasing general and administrative expenditure in dollar terms.

Restructuring charge. The Company recorded restructuring charges of US$288,000 and US$745,000 in fiscal 2005 and 2004, respectively. In fiscal 2004, restructuring charges related to costs associated with staff terminations in connection with the research and development facilities in Uruguay and Ireland, as the Company reduced investment in products where the market opportunity had not yet developed, or the market had not expanded, due to economic conditions. In connection with these activities the Company reduced its workforce by 35 people. The restructuring charge in fiscal 2005 primarily related to staff terminations in connection with a research and development facility in Uruguay and excess sales and marketing employees in Ireland and the U.S. In connection with these activities the Company reduced its workforce by 18 employees. As of January 31, 2005, accrued restructuring charges related to future lease commitments of US$32,000 and staff terminations of US$36,000, which will be paid through fiscal 2006.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of an acquired customer base, recorded in connection with the acquisitions in fiscal 2001 and fiscal 2004. Amortization of purchased intangible assets was US$847,000 in fiscal 2005 compared to US$507,000 in fiscal 2004, an increase of 67%. The increase was due to the inclusion of amortization in connection with the acquisition of DataFlow Services, from November 1, 2003, the date of acquisition.

Amortization of acquisition liabilities. During fiscal 2005 in connection with a lease termination settlement relating to the Company’s Austin facility, the Company recorded an adjustment, which reduced acquisition liabilities by US$249,000. Following an impairment review during the fourth quarter of fiscal 2003 the goodwill, in connection with the Company’s acquisitions, was written down to its estimated fair value and consequently the adjustment of acquisition liabilities is recognized in the consolidated statement of operations in the three months ended April 2004.

Impairment of goodwill and purchased intangible assets. During the fourth quarters of fiscal 2004 and fiscal 2005, the Company completed its annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142 and determined its recorded goodwill and other non-current intangible assets were not impaired as of January 31, 2004 and January 31, 2005.

Adjustment of acquisition deferred consideration. There was no adjustment of acquisition deferred consideration in fiscal 2005. Adjustment of acquisition deferred consideration was US$1.1 million in fiscal 2004. Goodwill in connection with the Company’s acquisitions was written down to its estimated fair value following an impairment review during the fourth quarter of fiscal 2003. The adjustment was in connection with the acquisition of Sursoft. On November 15, 2000, the Company acquired substantially all the assets of Sursoft, a privately held company in Latin America, for total consideration of approximately US$11.0 million subject to final adjustment relating to performance related deferred consideration, which was finalized in March 2003. Under the terms of the amended agreement, the Company paid approximately US$451,000 to the Sursoft shareholders in April 2003. In addition, during fiscal 2005, the Company paid an additional final amount of US$125,000 which was contingent on the achievement of agreed performance criteria. The amended agreement reduced the consideration from US$11.4 million to approximately US$10.3 million, a reduction in deferred consideration of US$1.1 million.

Stock-based Compensation. In fiscal year 2005, we recorded stock-based compensation expense of US$116,000 primarily related to the Company’s Advisory Board. The Company issued options to purchase 88,000 of the Company’s Ordinary Shares (44,000 equivalent ADSs) at an exercise price of US$2.63 (US$5.25 per equivalent ADS) granted at fair market value on the date of grant. The options were treated as non-employee stock-based compensation under Statement of Financial Accounting Standards No. 123 and Emerging Issues Task Force abstract 96-18 (“Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services” (EITF 96-18)). As a result, non-cash stock-based compensation for the period was measured as the fair market value of the option, determined using the Black-Scholes method on the grant date multiplied by the number of options. The option grants vested immediately, resulting in the full stock-based compensation expense relating to these options being recognized in the three months ended April 30, 2004.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net increased by US$160,000 to US$428,000 in fiscal 2005 compared to US$268,000 of interest income, net in fiscal 2004. The increase was due to higher cash balances on hand and increased U.S. interest rates being available on deposit balances in fiscal 2005.

Provision for Income Taxes. Provision for Income Taxes was US$123,000 in fiscal 2005. There was no provision for Income Taxes in fiscal 2004. The expense relates primarily to taxes payable in the US, UK and German tax jurisdictions.

Fiscal Year Ended January 31, 2004 Compared To Fiscal Year Ended January 31, 2003

Revenue	Year ended January 31, 2004	Year ended January 31, 2003	Increase/(decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Product Revenue	10,318	9,165	1,153	13%
License Revenue	22,867	22,418	449	2%
Service Revenue	9,886	11,273	(1,387)	(12%)

Total Revenue	43,071	42,856	215	1%

Revenue

Total Revenue. In fiscal years 2004 and 2003, there was no customer which accounted for greater than 10% of the Company’s total revenue.

Product. The increase was attributable to an increase in revenue from the cellular pre-pay sector and due to demand in the U.K. market for product to enable processing of credit card payment under the new EMV(Europay-Mastercard-Visa) standard (a standard for chip card acceptance). Demand from the German EFT market remained weak during fiscal 2004.

License. The Company maintained its revenue from payment and transaction reconciliation software products, including post sales support during fiscal 2004 compared to fiscal 2003. The increase in software license revenue was primarily due to the licensing of intellectual property included in our PoS product to a new US customer in the three months ended April 30, 2003. This represented a new revenue source for the Company, as it sought to maximize the return on investment in building the intellectual property in its product set.

Service. The decrease was due primarily to the cancellation, by mutual consent, of previously deferred contracted services projects by customers in the Middle East as a result of war in the region. Additionally, we saw a continuation of a trend, which started in the first quarter of fiscal 2004, of lower services follow-on bookings as customers seek to achieve the full benefits of an installation before making new investments. We have been managing this through a reduction in services headcount, which has allowed us to preserve service margins. The decrease was also due to a reduction in sales of software licenses during the latter half of fiscal 2003, which resulted in reduced demand for consulting services. The decrease was partially offset by the inclusion of revenue generated by DataFlow Services, from November 1, 2003, the date of acquisition.

Cost of Revenue

Cost of revenue	Year ended January 31, 2004	Year ended January 31, 2003	Decrease from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Product	7,586	11,148	(3,562)	(32%)
License	5,313	9,248	(3,935)	(43%)
Service	6,020	8,456	(2,436)	(29%)

Total	18,919	28,852	(9,933)	(34%)

Total Cost of Revenue. The increase in total gross margin resulted from a reduction in expenditures in both labor costs and infrastructure as a result of the implementation of restructuring plans in fiscal 2003 and fiscal 2004, a reduction in amortization of acquired technology due to a write down in purchased technology assets following an impairment review during the fourth quarter of fiscal 2003 and due to the non-recurrence of exceptional provisions for loss in net realizable value for excess inventory recorded in fiscal year 2003.

Product. The decrease in absolute dollars and as a percentage of product revenue, resulted from the non-recurrence of exceptional provisions for loss in net realizable value for excess inventory of US$3.0 million recorded in fiscal 2003 and due to a change in the product sales mix. Greater volume sales of higher margin product were sold in fiscal 2004 compared to fiscal 2003. In addition the decrease in absolute dollars was partially offset by the impact of the declining value of the U.S. dollar as against the euro and the pound, during fiscal 2004. For example, the cost of manufacturing the Company’s electronic PoS systems are denominated in euro and pound. The decrease in value of the U.S. dollar relative to these currencies has had a negative impact on the Company’s cost of product revenues during fiscal 2004.

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

Service. The decrease in absolute dollars and as a percentage of service revenue resulted primarily from involuntary staff terminations during the year. The decrease was partially offset by the inclusion of costs incurred by the inclusion of DataFlow Services, from November 1, 2003, the date of acquisition.

Operating Expenses

	Year ended January 31, 2004	Year ended January 31, 2003	Decrease from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Research and Development	8,280	10,349	(2,069)	(20%)
Sales and Marketing	8,689	10,297	(1,608)	(16%)
General and Administrative	10,587	15,354	(4,767)	(31%)

Research and Development. The decrease in research and development expenses in fiscal 2004 was primarily due to a reduction in the number of research and development employees from 160 at January 31, 2003 to 136 at January 31, 2004. These staff reductions were primarily due to involuntary staff terminations during the year as a result of the technological maturing of the Company’s electronic commerce products and a reduced investment in products where the market opportunity had not yet developed or the market had not yet expanded due to economic conditions.

Sales and Marketing. The decrease in sales and marketing expenses in fiscal 2004 was primarily due to a reduction in the number of sales and marketing employees from 63 at January 31, 2003 to 54 at January 31, 2004. These staff reductions were primarily due to involuntary staff terminations during the year as a result of cost containment efforts initiated to align cost structures with the business. The decrease was also due to a reduction in commissions, travel costs and direct marketing activities.

General and Administrative. The decrease was as a result of reductions related to the closing of excess facilities in connection with cost containment efforts initiated to align cost structures with the business and a reduction in provisions for loss in net realizable value for accounts receivable.

Restructuring charge. The Company recorded restructuring charges of US$745,000 and US$4.3 million in fiscal 2004 and 2003, respectively. In fiscal 2003, restructuring charges related to costs associated with staff terminations and the closure of excess facilities as the Company concentrated on products with the highest earning potential. The company reduced its workforce by approximately 125 employees including the agreed resignation of John McGuire, the Company’s President, who resigned effective September 16, 2002, and closed facilities in Princeton, New Jersey; Philadelphia, Pennsylvania; and San Mateo, California. The restructuring charge in fiscal 2004 primarily related to staff terminations in connection with our research and development facilities in Uruguay and Ireland, as the Company reduced investment in products where the market opportunity had not yet developed, or the market had not expanded, due to economic conditions. In connection with these activities the Company reduced its workforce by 19 people in the second quarter, 11 people in the third quarter and 5 people in the fourth quarter of fiscal 2004. As of January 31, 2004, accrued restructuring charges related to future lease commitments of US$285,000, which will be paid through fiscal 2006 and staff terminations of US$128,000 which were paid during February and March 2004. During the fourth quarter of fiscal 2004, the Company secured a new tenant for a suite in the San Mateo office enabling us to terminate our lease with the landlord.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of an acquired customer base, recorded in connection with the acquisitions in fiscal 2001. Amortization of purchased intangible assets was US$507,000 in fiscal 2004 compared to US$2.6 million in fiscal 2003, a decrease of 80%. The decrease was due to an increase in the estimated useful economic life of an acquired customer base and the subsequent reduction in amortization and a write down of purchased intangible assets of US$660,000, following an impairment review during the fourth quarter of fiscal 2003.

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

Adjustment of acquisition deferred consideration. Adjustment of acquisition deferred consideration was US$1.1 million for fiscal 2004. Goodwill in connection with the Company’s acquisitions was written down to its estimated fair value following an impairment review during the fourth quarter of fiscal 2003. The adjustment was in connection with the acquisition of Sursoft. On November 15, 2000, the Company acquired substantially all the assets of Sursoft, a privately held company in Latin America, for total consideration of approximately US$11.0 million subject to final adjustment relating to performance related deferred consideration, which was finalized in March 2003. Under the terms of the amended agreement, the Company paid approximately US$451,000 to the Sursoft shareholders in April 2003. In addition, during fiscal 2005, the Company paid an additional final amount of US$125,000 which was contingent on the achievement of agreed performance criteria. The amended agreement reduced the consideration from US$11.4 million to approximately US$10.3 million, a reduction in deferred consideration of US$1.1 million.

Stock-based Compensation. In fiscal 2004, there was no stock-based compensation charge recorded. In fiscal 2003, we recorded stock-based compensation of US$20,000 in connection with the exchange of unvested employee options on the acquisition of Exceptis Technologies Limited.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net decreased by US$448,000 to US$268,000 in fiscal 2004 compared to US$716,000 in fiscal 2003. The decrease was due to lower cash balances and lower interest rates being available on deposit balances in fiscal 2004.

Provision for Income Taxes. There was no provision for income taxes in fiscal 2004. In fiscal 2003 the provision for income taxes was US$108,000. The decrease was primarily due to a decrease in withholding taxes related to customer payments from Asia and South America.

Segment Information

As discussed in Note 16 of “Item 18. Financial Statements,” the Company split its operations between Product and Licenses & Services prior to fiscal 2005. The Company now views its operations as split between two segments: Payments and Funds Management Systems (“FMS”) Groups.

Segment net income consists of total segment revenue offset only by expenses directly attributable to that segment. Depreciation and amortization of long-lived assets are allocated based on general cost allocations. Expenses such as general and administrative costs, research and development activities, stock-based compensation, acquisition related charges and other corporate costs, all of which are included in determining our consolidated operating income, are not allocated to the operating segments and therefore are not included in segment net income.

Payments. The Payments Group (“Payments”) is primarily engaged in marketing and selling the Company’s electronic PoS system products, primarily the Compact 9000 family of PoS devices, the Compact 950-PP Pin Pad, the Smart 5000 Pin Pad and the OpenPay Unattended Payment Technology (“UPT”) range of products; marketing and selling licenses for the Company’s payment software products for payment card transaction software; and performing related maintenance, development and installation services.

Payments	Year ended January 31, 2005	Year ended January 31, 2004	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Revenue	36,687	29,047	7,640	26%
Cost of Sales	18,570	14,687	3,883	26%
Gross Profit	18,117	14,360	3,757	26%
Gross Profit %	49%	49%	—	—
Operating Expenses	15,156	13,943	1,213	9%
Net Income	2,961	417	2,544	610%

Payments’ revenue increased 26% from US$29.0 million in fiscal 2004 to US$36.7 million in fiscal 2005. The increase was attributable to strong demand in the U.K. market for product to enable processing of credit card payment under the new EMV (Europay-Mastercard-Visa) standard (a standard for chip card acceptance), which is expected to decline in fiscal 2006 after the implementation date for the EMV standard on January 1, 2005. Approximately 51% of revenues within Payments are derived from product sales. The remaining revenue is primarily from license and service sales, including license revenue from the Symbol agreement. During the three months ended October 31, 2004, due to a change in strategy by Symbol, the Company renegotiated an agreement with Symbol under which Trintech agreed to terminate Symbol’s future obligations to exclusively use the Company’s payment technology in return for a payment of US$2 million, to be paid equally over the five quarters ending October 31, 2005. The first payment was received in October 2004. Based on the terms of the agreement, the Company will recognize the revenue as license revenue as each payment becomes due. Payments’ revenue accounted for 66% of the Company’s consolidated revenue in fiscal 2005.

Payments’ cost of sales increased 26% from US$14.7 million in fiscal 2004 to US$18.6 million in fiscal 2005. Product cost of sales increased by US$5.5 million due to higher volume sales and a change in the product mix in fiscal 2005. Greater volume sales of higher margin product were sold in fiscal 2005 compared to fiscal 2004. In addition, the declining value of the U.S. dollar against the euro and the pound also contributed to the increase in absolute dollars during fiscal 2005. Approximately 60% of cost of sales within Payments is derived from product sales. The remaining cost of sales is primarily from license and service sales. Payments’ cost of sales accounted for 82% of the Company’s consolidated cost of sales in fiscal 2005.

Payments’ operating expenses increased 9% from US$13.9 million in fiscal 2004 to US$15.2 million in fiscal 2005. The declining value of the U.S. dollar against the euro and the pound contributed to the increase in absolute dollars during fiscal 2005. Payments’ operating expenses accounted for 48% of the Company’s consolidated operating expenses in fiscal 2005.

Payments’ net income increased 610% from US$417,000 in fiscal 2004 to US$3 million in fiscal 2005. Payments’ net income accounted for 147% of the Company’s consolidated net income in fiscal 2005.

FMS Group. FMS is primarily engaged in marketing and selling licenses for the Company’s transaction reconciliation software and related maintenance, development and installation services. FMS includes the business of DataFlow Services, which is engaged in the retrieval, processing, aggregation and delivery of all transaction data in daily bank statements.

FMS	Year ended January 31, 2005	Year ended January 31, 2004	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Revenue	19,108	14,024	5,084	36%
Cost of Sales	4,055	3,097	958	31%
Gross Profit	15,053	10,927	4,126	38%
Gross Profit %	79%	78%	1%	—
Operating Expenses	9,041	7,798	1,243	16%
Net Income	6,012	3,129	2,883	92%

FMS revenue increased 36% from US$14.0 million in fiscal 2004 to US$19.1 million in fiscal 2005. The increase was primarily due to the inclusion of post acquisition service revenues generated by DataFlow Services from November 1, 2003, the date of acquisition, and increased license revenue derived from the FMS core product, ReconNET. FMS revenue accounted for 34% of the Company’s consolidated revenue in fiscal 2005.

FMS cost of sales increased 31% from US$3.1 million in fiscal 2004 to US$ 4.1 million in fiscal 2005. The increase was primarily due to the inclusion of costs incurred by the inclusion of costs related to DataFlow Services from November 1, 2003, the date of acquisition. FMS cost of sales accounted for 18% of the Company’s consolidated cost of sales in fiscal 2005.

FMS operating expenses increased 16% from US$7.8 million in fiscal 2004 to US$9.0 million in fiscal 2005. The increase was primarily due to the inclusion of costs incurred by the inclusion of costs related to DataFlow Services from November 1, 2003, the date of acquisition. FMS operating expenses accounted for 29% of the Company’s consolidated operating expenses in fiscal 2005.

FMS net income increased 92% from US$3.1 million in fiscal 2004 to US$6.0 million in fiscal 2005. FMS net income accounted for 297% of the Company’s consolidated net income in fiscal 2005.

B.	Liquidity and Capital Resources

On May 4, 2000, the Company completed a secondary public offering and received net proceeds of US$93.5 million from the sale of 2,225,000 ordinary shares. On September 24, 1999, the Company completed the Company’s initial public offering and received net proceeds of approximately US$59.5 million from the sale of 5,887,598 ordinary shares. In fiscal 1999, the Company raised an aggregate of US$20.0 million in private placements of 482,765 ordinary shares and 3,000,000 redeemable convertible preference shares. Prior to fiscal 1999, we had satisfied the Company’s cash requirements principally through cash generated by operations, proceeds from the sale of ordinary shares to a single outside investor and borrowings under the Company’s bank credit facilities.

The Company has an unsecured overdraft facility of €2.5 million (approximately US$3.2 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 2.65% as at January 31, 2005. The bank overdraft amount of US$568,000 at January 31, 2005 represented outstanding cheques as at this date. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand. As of January 31, 2005, we had working capital of US$30.6 million, including cash and cash equivalents totaling US$39.2 million.

	2005	2004	2003
	(U.S. dollars in thousands)
Net cash provided by operating activities	2,705	(370)	36,094
Net cash used in investing activities	(1,299)	(7,460)	(2,553)
Net cash provided by (used in) financing activities	782	1,724	1,758
Cash and cash equivalents at the end of period	39,180	36,864	42,559

•	Net cash provided by operating activities

Net cash provided by operating activities was US$2.7 million and US$36 million in fiscal 2005 and 2003 respectively. Net cash used in operating activities was US$370,000 in 2004. Net cash provided by operating activities in fiscal 2005 resulted primarily from a profit on operations, excluding depreciation, the amortization of intangible assets and the adjustment of acquisition deferred consideration of US$3.5 million, partially offset by restructuring payments of US$566,000 and an increase in working capital of approximately US$184,000. Net cash provided by operating activities in fiscal 2003 resulted primarily from net sales of marketable securities of US$48 million due to the transfer of marketable securities into cash and cash equivalents, partially offset by a loss on operations, excluding the amortization and impairment of goodwill and intangible assets, and stock-based compensation, of US$13.5 million, and a decrease in working capital of US$3.8 million. Net cash used in operating activities in fiscal 2004 resulted primarily from restructuring payments of US$1.5 million and a loss on operations, excluding depreciation, the amortization of intangible assets and the adjustment of acquisition deferred consideration of US$1.2 million, partially offset by a decrease in working capital of approximately US$2.4 million.

•	Net cash used in investing activities

Net cash used in investing activities was approximately US$1.3 million, US$7.5 million and US$2.6 million for fiscal 2005, 2004 and 2003, respectively. Net cash used in fiscal 2005 was primarily related to acquisition payments, including payments in relation to Trintech Limited (formerly known as Checkline) of US$149,000, Exceptis Technologies Limited. of US$491,000,deferred consideration for the Company’s fiscal 2001 acquisitions for Sursoft of US$125,000 and the purchase of property and equipment of US$528,000. Net cash used in fiscal 2004 was primarily related to payments relating to the acquisition of DataFlow Services of US$3.2 million and payments relating to Globeset and Exceptis Technologies Limited. liabilities of US$2.4 million and US$149,000, respectively, deferred consideration for the Company’s fiscal 2001 acquisitions for Sursoft of US$451,000 and the purchase of property and equipment of US$605,000. Net cash used in fiscal 2003 was primarily related to payments relating to Globeset liabilities of US$1.1 million and deferred consideration for the Company’s fiscal 2001 acquisitions for Sursoft of US$400,000 and Exceptis Technologies Limited of US$763,000 and the purchase of property and equipment of US$283,000.

•	Net cash provided by (used in) financing activities

Net cash provided by financing activities was US$782,000, US$1.7 million and US$1.8 million for fiscal 2005, 2004 and 2003, respectively. Net cash provided by financing activities in fiscal 2005 primarily related to the proceeds of the sale of shares in connection with the acquisition of DataFlow Services, a reduction in restricted cash deposits of US$539,000 and the sale of shares in connection with employee benefit plans, partially offset by the purchase of Trintech ordinary shares and principal payments on capital leases. Net cash provided by financing activities in fiscal 2004 primarily related to a reduction in restricted cash deposits, the net proceeds of the sale of shares in connection with the acquisition of DataFlow Services and the sale of shares in connection with employee benefit plans, partially offset by the purchase of Trintech ordinary shares and principal payments on capital leases. Net provided by financing activities in fiscal 2003 primarily related to a reduction in restricted cash deposits, partially offset by principal payments on capital leases and the purchase of Trintech ordinary shares. In July 2001, 2002, 2003 and 2004, the Company’s shareholders approved an agreement which gave the Board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the program, up to US$5.0 million of Trintech’s ordinary shares could be acquired on the open market, or in negotiated or block trades. As of January 31, 2005, the Company had repurchased 753,396 ordinary shares at a cost of approximately US$990,000. As of January 31, 2005 approximately US$4.0 million remained available for future repurchases under this program.

As of January 31, 2005, contractual obligations relating to the Company’s facilities lease commitments totaled US$12.5 million, payable through fiscal 2015, including future minimum payments for abandoned properties, which have been provided for of US$424,000. The Company has estimated it will incur US$8.8 million in net payments over the remaining period of the leases of which US$2.2 million will be paid out in fiscal 2006 and US$6.6 million thereafter.

The Company has no material commitments for capital expenditures or strategic investments. Under the terms of the Company’s acquisition agreement to acquire Trintech Limited (formerly known as Checkline plc), we will be required to pay up to US$1.25 million to the former stockholders of Checkline plc if agreement on certain performance criteria being met is reached.

Under the terms of the Company’s acquisition agreement with Sursoft, amended in March 2003, the Company paid approximately US$451,000 to Sursoft shareholders in April 2003. In addition, the Company paid an additional final amount of US$125,000 during fiscal 2005.

Under the terms of the Company’s acquisition agreement to acquire DataFlow Services, the Company will be required to pay additional performance related contingent consideration equal to 50% of profits, as defined in the purchase agreement, earned by the acquired business for fiscal 2005 and 2006. The additional contingent consideration is subject to certain top-up provisions from profits for fiscal 2007, if the aggregate payments under this provision for fiscal 2005 and fiscal 2006 are below US$2.5 million. The fiscal 2005 additional performance related consideration of US$1.2 million was paid in the quarter ended April 30, 2005.

The Company’s operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes.

We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of January 31, 2005, the Company had five forward exchange contracts maturing in 2005 to sell US$2.25 million and receive euro in return. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net on the statement of operations. The aggregate fair value of the contracts as of January 31, 2005 was negative US$39,000.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net on the statement of operations. At January 31, 2005, the Company had no currency options.

The Company’s future liquidity and capital requirements will depend upon numerous factors, including the cost and timing of expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which the Company’s existing and new products gain market acceptance, market developments, the level and timing of license and product revenues and available borrowings under line of credit arrangements.

We believe that funds available under the Company’s credit facility and cash and cash equivalents on hand will be sufficient to meet the Company’s projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next 12 months or beyond through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance the Company’s products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

C.	Research and Development

For a discussion of the Company’s research and development activities, patents and licenses, please see Item 4.B “Information on the Company—Business Overview”.

D.	Trend Information

For a discussion of significant recent trends in the Company’s financial condition and results of operations, please see Item 5.A “Operating and Financial Review and Prospects—Operating Results” and 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

E.	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as at January 31, 2005, as defined in Item 303(a)(4)(ii) of Regulation S-K.

F.	Tabular Disclosure of Contractual Obligations

The table below presents the principal categories of our contractual obligations as of January 31, 2005:

Contractual obligations

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Capital Lease Obligations	83	83	—	—	—
Operating Lease Obligations	12,499	3,011	4,275	3,238	1,975
Acquisition Deferred Consideration	3,957	2,398	1,559	—	—

Total	16,539	5,492	5,834	3,238	1,975

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table presents information regarding the Company’s directors and executive officers as of April 29, 2005:

Name	Age	Position
Executive Directors
Cyril P. McGuire	45	Chairman, Chief Executive Officer and Director
R. Paul Byrne	40	Chief Financial Officer, President and Director

Non-executive Directors
Kevin C. Shea	54	Director (1)(2)
Robert M. Wadsworth	44	Director (1)(2)
Trevor D. Sullivan	68	Director (2)
Dr Jim Mountjoy	59	Director (1)

Other Executive Officers
John M. Harte	60	Executive Vice President
Eamon Keating	46	Executive Vice President

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee

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

R. Paul Byrne has been the Company’s Chief Financial Officer since January 1996 and President since February 1, 2005. Since February 1997, Mr. Byrne has also served as a director and secretary. Before joining the Company, Mr. Byrne was group financial controller and publisher at Lafferty Publications Limited, a publishing company located in Dublin, from September 1989 to December 1995. From 1985 through 1989, Mr. Byrne was an accountant with Price Waterhouse, a large accounting firm. Mr. Byrne received a bachelor of commerce and a diploma in professional accounting from University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland. Mr. Byrne currently resides in Dublin, Ireland.

Kevin C. Shea has served as a director since January 2000 and from October 2001 to May 2002, Mr. Shea served as Chief Strategy Officer. Mr. Shea is currently Chairman and CEO of Elan Investments, LLC, a private investment company. He also serves as Chairman and CEO of Elan Group, LLC, a consulting firm to financial services and manufacturing sectors. He currently serves on the board of several private companies. From January 2000 to October 2001, Mr. Shea served as Chief Operating Officer. Prior to joining us, Mr. Shea was chief financial officer of National Data Corporation from May 1998 to December 1999. Mr. Shea was executive vice president of corporate strategy and business development from June 1996 until May 1998 and was general manager of the Integrated Payment Systems division of National Data Corporation from 1992 to 1996. Prior to joining National Data Corporation, he held senior executive positions at Citicorp and First Interstate Bank Corporation. Mr. Shea received a bachelors of social science from the State University of New York. Mr. Shea currently resides in the United States.

Trevor D. Sullivan has served as a director since 1991, serving as Chairman from 1991 to August 1999. Mr. Sullivan is currently a director of several private companies. From 1987 to 1990, Mr. Sullivan was Managing Director of Memorex Ireland, a computer products company, and, from 1985 until 1987, Mr. Sullivan was vice president, customer operations of Memorex International. From 1981 until 1985, Mr. Sullivan held other senior management positions at Memorex International. Before 1981, Mr. Sullivan held several senior management positions at IBM, a computer company. Mr. Sullivan currently resides in Dublin, Ireland.

Robert M. Wadsworth has served as a director since September 1998. Since 1986, Mr. Wadsworth has been a general partner of HarbourVest Partners LLC, a private investment company. Mr. Wadsworth has served as the Managing Director of HarbourVest Partners LLC since 1997. Before 1986, Mr. Wadsworth worked for Booz, Allen & Hamilton, an international consulting company, specializing in the areas of operations strategy and manufacturing productivity. Mr. Wadsworth currently serves on the advisory boards of several US venture capital firms and on the board of directors of ePresense, Inc., a web design and development company, Switchboard, Inc., an Internet-based local merchant networking company, Concord Communications, Inc., an Internet infrastructure company, and Network Engines, Inc., a network infrastructure company. Mr. Wadsworth received his bachelor of science degree, magna cum laude, in systems engineering and computer science from the University of Virginia, and his master in business administration, with distinction, from Harvard Business School. Mr. Wadsworth currently resides in the United States.

Dr. Jim Mountjoy has served as a director since June 2004. From 1990 until February 1999, he was co-founder and CEO of Euristix Limited, a software development company which specialised in telecommunications signaling systems solutions and element management systems. From February 1999 to November 1999, he was vice president business development of Fore Systems, a Nasdaq listed company which acquired Euristix Limited in February 1999. From November 1999 to July 2000 he was vice president network management for Marconi Communications, which had acquired Fore Systems in April 1999. Since that time, Dr. Mountjoy has served as non-executive director of a number of companies in the technology sector. He is a director of science foundation Ireland, Chairman of ICT Ireland R&D Advisory Committee and an advisory board member of a number of private, Irish-based venture capital companies. Dr. Mountjoy currently resides in Dublin, Ireland.

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

Eamon Keating joined us in November 2000 following the acquisition of Exceptis Technologies Limited, an electronic payment software company. Since March 2002, Mr. Keating has been an executive vice president and general manager. From September 2001 to March 2002, Mr. Keating was a general manager. From November 2000 to August 2001, Mr. Keating served in a number of roles as a vice president of finance. Mr. Keating was Chief Financial Officer of Exceptis Technologies from January 1999 to November 2000. From 1994 to 1998, Mr. Keating was Finance Director of Concern, an overseas aid agency. From 1988 to 1993, Mr. Keating was Chief Financial Officer and Company Secretary of Ryanair Limited, a commercial airline. Mr. Keating received a bachelor of commerce from University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland. Mr. Keating currently resides in Dublin, Ireland.

The Company’s Advisory Board

In March 1999, the Company established an advisory board consisting of members from the banking, smart card and Internet industries. The role of the advisory board is to provide insight and consultation on industry developments and trends that affect us. The members of the advisory board also provide us with a valuable international profile and contacts in the payment industry. The advisory board has no corporate authority under the Company’s memorandum or articles of association. The following table presents information regarding the Company’s Advisory Board members as of April 29, 2005:

Name	Age	Position
Edmund Jensen	67	Chairperson
Magdalena Yesil	46	Member
Robert Schneider	56	Member
Patrick Byrne	61	Member
Denis Goggin	60	Member
David Leech	55	Member

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

David Leech joined the Company’s Advisory Board in October 2002. Mr. Leech is currently Managing Director of Optimise Limited, a Consulting Company. For 12 years to October 2002, he served as Managing Director and CEO of Kindle Banking Systems, part of the Misys Group plc. Prior to that, he worked for over 15 years with IBM in Ireland, USA and Belgium.

The Company currently does not provide cash compensation to persons for their services as members of the Company’s advisory board. However, each advisory board member is granted an option to acquire up to 60,000 ordinary shares (30,000 equivalent ADSs) under the Company’s directors and consultants share option scheme in return for service which he/she provides as a member of the advisory board.

The Company does not currently have any outstanding loans to any members of the Company’s advisory board. In addition, the Company does not currently have any outstanding guarantees for the benefit of any members of the Company’s advisory board.

Limitations on Liability and Indemnification Matters

In general, Section 200 of the Irish Companies Act, 1963 prohibits us from exempting any of the Company’s officers or auditors from, or indemnifying any of them against, any liability arising from any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to us. Section 200 does, however, provide that we may indemnify any of the Company’s officers or auditors against any liability incurred by him in defending proceedings, whether civil or criminal, if judgment is given in his favor or the officer or auditor is acquitted. Additionally, upon the Company’s election, we can provide an indemnity under Section 200 where an officer or auditor is granted relief by a court under either Section 391 of the Irish Companies Act of 1963 or Section 42 of the Irish Companies (Amendment) Act, 1983. The Company’s articles of association contain a provision for this indemnity. The Company may also purchase and maintain for any of its officers or auditors insurance in respect of any liability arising from negligence, default breach of duty or breach of trust of which he may be guilty in relation to us.

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

The aggregate compensation paid by the Company and its subsidiaries to the Company’s directors and executive officers, including former directors and executive officers, in fiscal 2005 totaled US$1,576,519. All of the US$1,576,519 was paid by the Company’s subsidiaries. Amounts paid include salary and pension, severance, retirement and other similar benefits.

The following table sets forth information concerning the Options Outstanding to the Company’s directors and executive officers as of January 31, 2005:

Name	Number of Options Outstanding (in Equivalent ADSs)	Exercise Price $ per ADS	Expiration Date
R. Paul Byrne	491,544	2.22 – 5.82	2005–2012
Cyril P. McGuire	194,167	2.22 – 4.71	2009–2011
Kevin C. Shea	141,250	2.05 – 7.28	2006–2010
Trevor D. Sullivan	36,250	2.22 – 30.00	2006–2010
Robert M. Wadsworth	65,000	2.22 – 30.00	2006–2011
Dr Jim Mountjoy	35,000	5.29	2011
John M. Harte	130,000	1.07 – 4.71	2009–2011
Eamon Keating	215,214	2.22 – 4.71	2009–2011

We have entered into indefinite term employment agreements with each of Cyril P. McGuire, R. Paul Byrne, John Harte and Eamon Keating under which each receives an annual base salary, an annual bonus and all standard benefits accorded to the Company’s other executives. In addition, each of these executives will be entitled to participate in and receive options from the Company’s employee share option schemes.

We do not currently have any outstanding loans to any of the Company’s executive officers or directors. In addition, we do not currently have any outstanding guarantees for the benefit of any of the Company’s executive officers or directors.

C.	Board Practices

The Company’s memorandum and articles of association authorize no fewer than three or more than fifteen directors. The Company’s shareholders may, from time to time, increase or reduce the number of directors by ordinary resolution. We presently have six directors.

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

Under the Company’s current board composition, at least two of the Company’s directors are required to retire at each annual general meeting of the shareholders. The following table sets forth certain information concerning the Company’s Board of Directors:

Name	Position	Date Board Service Began	Termination /Renewal Date of Current Office
Robert M. Wadsworth	Director	1998	Annual General Meeting 2007
Kevin C. Shea	Director	2000	Annual General Meeting 2006
Cyril P. McGuire	Director/Chairman/CEO	1987	Annual General Meeting 2007
Trevor D. Sullivan	Director	1991	Annual General Meeting 2005
R. Paul Byrne	Director/CFO/President	1997	Annual General Meeting 2005
Dr Jim Mountjoy	Director	2004	Annual General Meeting 2006

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

Audit Committee

The responsibilities of the Audit Committee include reviewing the Company’s annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews the Company’s financial statements prior to the Company filing them with the SEC or other regulatory bodies. The members of the Audit Committee are Kevin C. Shea, Robert M. Wadsworth and Trevor D. Sullivan (Chairman). The Board of Directors has determined that Kevin C. Shea and Robert M. Wadsworth are Audit Committee Financial Experts as defined by the applicable rules and regulations of the SEC. As a result of certain termination payments that the Company paid Mr. Shea in August 2002 as part of the termination of his employment with the Company in May 2002, Mr. Shea will be deemed not to be “independent” under the applicable rules and regulations of Nasdaq from the period beginning on July 31, 2005, when such rules and regulations take effect for the Company, until September 1, 2005, at which time Mr. Shea will once again be deemed to be “independent” under the applicable rules and regulations of Nasdaq. The Board of Directors has determined that, under these exceptional and limited circumstances, Mr. Shea should remain as a member of the Audit Committee throughout this period on the basis that his membership is required by the best interests of the Company.

The Audit Committee recommends to the Company’s Board of Directors the selection of an independent accounting firm and approves the fees and other compensation to be paid to the Company’s accounting firm. The Audit Committee also:

•	reviews the performance of the Company’s independent accounting firm; and

•	reviews the adequacy of the internal financial and accountancy controls.

The activities and responsibilities above constitute a general description of the terms of reference of the Audit Committee, which are not limited to solely those outlined above.

Compensation Committee

The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for the Company’s directors, executive officers and key employees. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to the Company’s option schemes. The members of the Compensation Committee are Dr. Jim Mountjoy, Kevin C. Shea and Robert M. Wadsworth (Chairman).

D.	Employees

We employed the following numbers of employees as of January 31, 2003, 2004 and 2005:

	As of January 31,
Category	2003	2004	2005
Research and development	160	136	114
Professional and support services	91	104	98
Sales and marketing	63	54	56
Administration	46	42	47

Total	360	336	315

Of the Company’s total number of employees, as of January 31, 2005, 102 are located in Ireland, 73 are located in Europe outside Ireland, 113 are located in North America and 27 are located in South America. The decrease in employee headcount in fiscal 2004 and fiscal 2005 was primarily due to involuntary staff terminations as a result of restructuring plans.

None of the Company’s employees are represented under collective bargaining agreements.

E.	Share Ownership

For information concerning the beneficial ownership of the Company’s ADSs by the Company’s officers and directors, see Item 7 “Major Shareholders and Related Party Transactions”.

Option Schemes

We currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants of companies in the Trintech Group and for the purpose of attracting and retaining the best available personnel to promote the success of the Company’s business. The aggregate number of shares which may be issued pursuant to the Company’s employee benefit plans is 6,700,000 ordinary shares (3,350,000 equivalent ADSs) to be allocated among the plans by the board of directors. The 6,700,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 6,700,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of the Company’s ADSs then outstanding.

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

The 1997 scheme is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the 1997 scheme at any time.

As of January 31, 2005, 1,266,504 ordinary shares (633,252 equivalent ADSs) have been issued upon the exercise of share options granted under the 1997 scheme and 4,354,384 ordinary shares (2,177,192 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1997 scheme is US$6.78, or approximately €4.68 per equivalent ADS.

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

Under the directors and consultants scheme, all of the Company’s directors and consultants as well as those of the Company’s subsidiaries are eligible to receive grants of nonstatutory options. In addition, US resident directors and consultants are eligible to receive a grant of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986. The directors and consultants scheme is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The Board of Directors may amend or modify the directors and consultants scheme at any time.

As of January 31, 2005, 55,710 ordinary shares (27,855 equivalent ADSs) have been issued upon the exercise of share options granted under the directors and consultants scheme, and 465,500 ordinary shares (232,750 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the directors and consultants scheme is US$4.67, or approximately €3.58 per equivalent ADS.

Exceptis Technologies Limited share option scheme

On November 20, 2000, we assumed certain outstanding options under the Exceptis Technologies Limited share option scheme pursuant to the Company’s acquisition of Exceptis Technologies Limited.

Under the Exceptis Technologies Limited share option scheme, all of Exceptis Technologies Limited’s executives and employees employed on a permanent basis as well as those of its subsidiaries were eligible to receive grants of share options in Exceptis Technologies Limited. The Exceptis Technologies Limited share option scheme is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant. The Board of Directors may amend, modify, or terminate the Exceptis Technologies Limited share option scheme at any time.

In connection with the assumption of the plan, we assumed options granted under the Exceptis Technologies Limited share option scheme in exchange for options over 43,326 of the Company’s ordinary shares (21,663 equivalent ADSs). The Board of Directors has decided not to issue any additional options under the Exceptis Technologies Limited share option scheme. As of January 31, 2005, 5,338 ordinary shares (2,669 equivalent ADS) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the Exceptis Technologies Limited share option scheme is US$3.65, or approximately €2.80 per equivalent ADS.

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

Under the savings related share option scheme, participants must enter into a savings contract with a Revenue certified savings carrier to save between €12 and €317 a month for a period of three, five or seven years to fund option exercises. Participants are granted an option on the basis of the amount that the Participant has agreed to save. Options may be granted at a discount of up to 15% of the market value (by reference to Nasdaq dealing prices) of the ordinary shares underlying the options.

Grants of options under the savings related share option scheme may vary as between participants according to level of remuneration, length of service or other factors relating to their position.

Options granted under the savings related share option scheme are not transferable. Options may only be exercised by the participant or, in the event of his death, his personal representative. The savings related share option scheme will terminate ten years after its adoption by the Board of Directors unless otherwise terminated before that date by the Board of Directors. The Board of Directors has power to amend the savings related share option scheme subject to the consent of the Irish Revenue Commissioners. As of January 31, 2005, no shares had been issued under this scheme.

1999 employee share purchase plan

On August 23, 1999, we obtained shareholder approval for the establishment of the Trintech 1999 employee share purchase plan for the Company’s U.S. employees. The 1999 employee share purchase plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year.

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

The total amounts deducted and accumulated from the participant’s pay are used to purchase ordinary shares at the end of each purchase period. The price of ordinary shares purchased under the 1999 share purchase plan is generally 85% of the lower of the fair market value of the ordinary shares at the beginning of the offering period or at the end of the purchase period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us. Rights granted under the 1999 share purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 share purchase plan. The 1999 share purchase plan provides that, in the event of a merger with or into another corporation or a sale of substantially all of the Company’s assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The 1999 employee share purchase plan will terminate in 2009. The Board of Directors has the authority to amend or terminate the 1999 employee share purchase plan, except that no board action may adversely affect any outstanding rights to purchase shares under the 1999 employee share purchase plan. As of January 31, 2005, 350,188 Ordinary Shares (175,094 equivalent ADSs) had been issued under this plan.

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

As of January 31, 2005, there were outstanding options to purchase an aggregate of 4,825,222 ordinary shares (2,412,611 equivalent ADSs) at exercise prices ranging from US$0.50 to US$49.50 per ordinary share and expiration dates ranging from February 2005 to January 2012 under the Company’s employee benefit plans. As of January 31, 2005, the Company’s directors and executive officers held net options to purchase an aggregate of 2,616,850 ordinary shares (1,308,425) equivalent ADSs) at exercise prices ranging from US$0.54 to US$15.00 per ordinary share and expiration dates ranging from September 2006 to January 2012.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information known to us with respect to beneficial ownership of the Company’s ADSs as of April 29, 2005 by (i) each shareholder known to us to be the beneficial owner of more than five percent of any class of the Company’s registered voting securities and (ii) all of the Company’s executive officers and directors as a group and each individually. To the Company’s knowledge, we are not directly or indirectly controlled by any corporation, foreign government or any other natural or legal person.

	Equivalent American Depositary Shares Beneficially Owned(1)
Beneficial Owner	Number	Percent
Cyril P. McGuire (2)(3)	2,947,193	18.9%
Instove Limited (3)	1,602,804	10.3
R. Paul Byrne (4)	192,903	1.2
Kevin C. Shea (5)	111,568	*
Trevor D. Sullivan (6)	10,085	*
Robert M. Wadsworth (7)	37,500	*
Dr Jim Mountjoy (8)	8,750	*
John Harte (9)	84,750	*
Eamon Keating (10)	128,125	*
Officers and directors as a group (8 persons) (11)	5,123,678	32.8

*	Represents less than 1% of the equivalent ADSs outstanding.
(1)	The information in this table is based on the Company’s records, information provided to us by the Company’s directors and executive officers, and a review of the Company’s Schedules 13D and 13G filed in year 2002, 2003, 2004 and 2005 with the SEC. The percentage ownership of each director, executive officer, and shareholder is based on 15,619,503 equivalent ADSs outstanding at April 29, 2005. Beneficial ownership is determined in accordance with rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, we believe that the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Securities subject to options or warrants that are currently exercisable or exercisable within 60 days after April 29, 2005 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.
(2)	Includes 2,855,318 equivalent ADSs held of record and 91,875 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 29, 2005.
(3)	Equivalent ADSs are held by Instove Limited, which in turn is owned by two Jersey discretionary trusts, Hacke Trust and Belte Trust. Neither Cyril P. McGuire nor any of his family members are trustees or beneficiaries of these trusts, but the trustees may, in their sole discretion, select any beneficiaries. Cyril P. McGuire has disclaimed any beneficial interest in the equivalent ADSs held by Instove Limited or the trusts.
(4)	Includes 32,153 equivalent ADSs held of record and 160,750 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 29, 2005.
(5)	Includes 5,000 equivalent ADSs held of record and 106,568 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 29, 2005.
(6)	Includes 1,335 equivalent ADSs held of record and 8,750 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 29, 2005.
(7)	Represents 37,500 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 29, 2005.
(8)	Represents 8,750 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 29, 2005.

(9)	Represents 375 equivalent ADSs held of record and 84,375 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 29, 2005.
(10)	Represents 12,500 equivalent ADSs held of record and 115,625 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 29, 2005.
(11)	Includes 661,276 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 29, 2005.

The Company’s major shareholders do not have different voting rights.

Changes in Ownership

The following information is based entirely on the Company’s review of Schedules 13D and 13G and Form 6-Ks previously filed with the SEC.

In December 2004, John McGuire filed a Form 13G with the SEC to report that he was the beneficial owner of 284,453 ADSs and had ceased to be the beneficial owner of more than 5% of the class of shares.

Cyril P. McGuire was the beneficial owner of 2,879,485, 2,899,693 and 2,912,401 equivalent ADSs as of January 31, 2003, January 31, 2004 and January 31, 2005, respectively. The change in beneficial ownership was due to an increase in the number of vested options over the periods. Cyril P. McGuire also purchased 502,814 ADSs during fiscal 2003. Additionally, the percentage of equivalent ADSs held by Cyril P. McGuire changed over the periods due to the Company’s issuance of ADSs in relation to acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and the repurchase by the Company of its shares through its Share Buyback Program.

As of April 29, 2005, the number of holders of record of the Company’s ordinary shares was 87 and the number of holders of record of the Company’s ADSs was approximately 123. Of the total number of record holders of ordinary shares, there are 9 U.S. record holders. Of the total number of record holders of ADSs, there are approximately 23 U.S. record holders. U.S. record holders hold approximately 67% of the total number of outstanding equivalent ADSs.

B.	Related Party Transactions

Effective September 1, 1998, we entered into a lease agreement with John and Cyril P. McGuire under which we currently lease approximately 22,565 square feet of space in a building located in Dublin, Ireland which is owned by John and Cyril P. McGuire. The term of the lease is for a period of 25 years. The Company’s rent under the lease is €528,481 or US$688,875 per year, which was determined by a fair assessment of the local rental market by an independent appraisal firm. The rent is to be reviewed by an independent appraiser every five years and may be increased based on the independent appraiser’s assessment of the current rental market using rental rates for similar properties in comparable locations. This lease agreement may be amended from time to time by agreement between us and John and Cyril P. McGuire. The Company has the right to terminate the lease on September 1, 2006.

We have entered into a second lease agreement with John and Cyril P. McGuire under which we lease approximately 29,400 square feet of space in a building located adjacent to the building currently under lease from John and Cyril P. McGuire. We agreed to a lease term of 25 years, effective as of March 1, 2001, with rent under the lease of €855,930 or US$1,115,705 per year, which was determined by a fair assessment of the local rental market by an independent appraisal firm. The rent is to be reviewed by an independent appraiser every five years and may be increased based on the independent appraiser’s assessment of the current rental market using rental rates for similar properties in comparable locations. The lease agreement may be amended from time to time by agreement between us and John and Cyril P. McGuire. The Company has the right to terminate the lease on February 1, 2009.

Trintech Limited, one of the Company’s Irish subsidiaries, has issued shares of special non-voting class to Huttoft Company, an unlimited company. Huttoft Company is partly-owned by Cyril P. McGuire, R. Paul Byrne and Eamonn Keating, three of the Company’s executive officers, but is otherwise unrelated to us. The Company owns all of the voting securities of Trintech Limited. The shares held by Huttoft Company do not entitle it to any share of the assets of Trintech Limited in the event of a winding-up. The Company and Huttoft Company own all of the outstanding securities of Trintech Limited. Trintech Limited has in the past and may in the future declare and pay dividends to Huttoft Company, and Huttoft Company may pay dividends to its shareholders out of these amounts. The amount of any dividends paid to Huttoft Company will be determined by the Board of Directors of Trintech Limited, subject to Irish law, in its discretion. The Company treat any dividends paid by Trintech Limited to Huttoft Company as compensation expense for accounting purposes. Any dividends which are declared and paid by Trintech Limited to Huttoft Company would result in a reduction in profits available to us.

In July 2001, 2002, 2003 and 2004, the Company received shareholder approval to enter into a Trintech share buy back agreement with Deutsche Bank AG who would purchase Trintech ordinary shares on the Company’s behalf. Under the agreement we are entitled, at any time from July 16, 2004 up until the date which is 18 months after that date, to purchase not more than 2,500,000 ADSs representing 5,000,000 ordinary shares of US$0.0027 each in the Company’s capital from Deutsche Bank AG for a total consideration including premium of not more than US$100.00 per ADS. Any such purchases of ADSs may only be made by us out of the Company’s distributable profits or by a subsidiary Company and its distributable profits, or alternatively, out of a fresh issue of the Company’s shares made specifically for the purpose of financing any such purchase. As of January 31, 2005, the Company had repurchased 753,396 shares at a cost of approximately US$990,000. As of January 31, 2005 approximately US$4.0 million remained available for future repurchases under this program.

The Company believes that the terms of all transactions with related parties are comparable to those that would be attainable by us in the ordinary course of business from unaffiliated third parties under similar circumstances.

C.	Interests of Experts and Counsel

Not required.

Item 8.	Financial Information

A.	Consolidated Financial Statements and other Financial Information

Please see Item 18 “Financial Statements” and pages F-1 through F-34 for the Company’s Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of the Company’s revenues from customers located in the United States and outside the United States, please see Item 5 “Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. For example, in September 2003, a former employee filed a complaint against us alleging wrongful termination and breach of contract. This claim was adjudicated by a court in July 2004. Resolution of this claim did not have a material effect on our business. Neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings which could have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition or results of operations.

We are involved from time to time in disputes with respect to the Company’s intellectual property rights and the intellectual property rights of others. For example, in August 2004 a complaint was filed by Verve in the Northern District of California alleging that we, along with six other parties, had breached Verve’s intellectual property rights in relation to point of sale products. Verve sought unspecified damages. Whilst this claim was dismissed, there can be no assurance that other parties will not make claims in the future. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of the Company’s products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Licensing agreements, if required, may not be available on terms acceptable to us or at all.

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

The Company is currently engaged in litigation with the former shareholders of Checkline plc, which we acquired in August 2000. We are seeking damages for misstatement of contracted business at the time of acquisition. We are also defending a counter claim for the payment of US$1.25 million in respect of earnout payments . We do not believe this litigation will have a material adverse effect upon the Company’s business, financial condition or results of operations.

Dividends

Shareholders are entitled to receive dividends as may be recommended by the Board of Directors and approved by the Company’s shareholders or any interim dividends the Board of Directors may decide to pay. No dividends have been paid on the ordinary shares in any of the five fiscal years immediately preceding the date of this Form 20-F. The Company currently intends to retain future earnings, if any, to fund the development and growth of the Company’s business.

Under Irish law, the Company may only pay dividends out of profits legally available for that purpose. Available profits are defined as the Company’s accumulated realized profits, to the extent not previously distributed or capitalized, less the Company’s accumulated realized losses, to the extent not previously written off in a reduction or reorganization of capital. In addition, the Company may make a distribution only if and to the extent that, at the time of the distribution, the amount of the Company’s net assets is not less than the aggregate of the Company’s paid up share capital and undistributable reserves.

If in the future dividends are, subject to Irish law, approved by the Company’s Board or by the Company’s shareholders, the dividends will be paid to the persons who hold the Company’s securities on the date determined by the Company’s Board. However, under the Company’s articles of association, the Company’s directors may resolve that the Company will not be required to pay dividends to a shareholder who has not claimed these dividends within 12 years of their declaration if resolved by the Board of Directors. Unclaimed dividends will be used by the Company as decided by the Company’s Board of Directors.

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Offer and Listing

On September 24, 1999, the Company consummated a public offering in the U.S. and the Federal Republic of Germany of 5,800,000 ordinary shares. On October 26, 1999, the Company sold an additional 87,598 ordinary shares, pursuant to an option granted to the underwriters in the offering to cover over-allotments.

On March 21, 2000, the Company effected a two-for-one ADS split. Following the split, each ordinary share equaled two equivalent ADSs.

On May 4, 2000, the Company consummated a follow-on public offering in the U.S. and the Federal Republic of Germany of 2,000,000 ordinary shares. On May 11, 2000 the Company sold an additional 225,000 ordinary shares, pursuant to an option grant to the underwriters in the offering to cover over-allotments.

On May 24, 2002, the Company effected a one-for-four reverse split of its issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net income (loss) per equivalent ADS is therefore calculated using 50% of the weighted-average number of ordinary shares outstanding during the period. All amounts shown per equivalent ADS have been retroactively adjusted to give effect to the reverse split.

Market Price Information

The tables below present for the ADSs traded on the Nasdaq National Market and the Frankfurt Stock Exchange Prime Standard (Regulated Market) (“FSE”), or where appropriate, the Neuer Markt Frankfurt Stock Exchange, the market segment of the Frankfurt Stock Exchange on which the Company was listed prior to January 1, 2003, respectively (i) for the five most recent full financial years the annual high and low market prices, (ii) for the two most recent full financial years and any subsequent period the high and low market prices for each full financial quarter, (iii) for the most recent six months the high and low market prices for each month. Prices per ADS on Frankfurt Stock Exchange Prime Standard (Regulated Market) are quoted from the composite of Neuer Markt Frankfurt and Neuer Markt Xetra. The table below sets forth, for the periods indicated, the high and low closing prices for our company’s American Depositary Shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange’s XETRA trading system. Conversion of euros into U.S. dollars has been made at the daily conversion rate for each day during the respective period. This conversion is provided solely for your convenience.

On January 21, 2005, the Company announced its application to revoke the admission of the ADSs on the FSE, and on February 22, 2005, the Company announced that its application had been approved by the FSE. The revocation will be effective on May 11, 2005. Until then, the ADSs will continue to be traded on the FSE.

On January 21, 2005, the Company also affirmed its commitment to maintain its listing on the Nasdaq National Market.

	Price per ADS on Nasdaq National Market		Price per ADS on Neuer Markt/FSE
	High $	Low $	High €	Low €
Annual Highs and Lows
2000	75.44	6.38	77.00	8.06
2001	9.00	1.11	9.45	1.30
2002	2.81	0.42	2.60	0.49
2003	5.87	1.56	4.25	1.36
2004	6.82	3.79	4.78	3.16
2005 (through April 29, 2005)	6.24	4.70	4.60	3.80

Quarterly Highs and Lows
2003
First Quarter	2.20	1.56	2.00	1.36
Second Quarter	5.87	1.95	2.86	1.60
Third Quarter	3.80	2.35	3.31	2.16
Fourth Quarter	5.05	3.50	4.25	3.09

2004
First Quarter	5.74	3.85	4.48	3.16
Second Quarter	5.50	3.79	4.40	3.50
Third Quarter	5.30	4.11	4.39	3.55
Fourth Quarter	6.82	5.01	4.78	3.77

2005
First Quarter (through April 29, 2005)	6.24	4.70	4.60	3.80

Monthly Highs and Lows (2004 and 2005)
November	6.15	5.01	4.50	3.77
December	6.82	5.23	4.78	4.10
January	6.37	5.26	4.60	4.06
February	6.24	5.06	4.60	4.00
March	6.07	5.26	4.45	4.05
April (through April 29, 2005)	5.91	4.70	4.50	3.80

B.	Plan of Distribution

Not required.

C.	Markets on which the Company’s Shares Trade

The Company’s ADSs are listed and principally traded on the Nasdaq National Market under the symbol TTPA, where the prices are expressed in U.S. dollars, and on the subsection of the Regulated Market segment with additional obligations arising from admission (Prime Standard) of the Frankfurt Stock Exchange in Germany under the symbol TTP, where the prices are expressed in Euro. The ADSs are represented by American Depositary Receipts, or ADRs, which are issued by the Bank of New York, the Depositary. On January 21, 2005, the Company applied to delist its American Depository Receipts from the Frankfurt Stock Exchange and the Frankfurt Stock Exchange approved such delisting. The revocation of the listing is expected to become effective on May 11, 2005 and accordingly, the ADSs will terminate trading on the Frankfurt Stock Exchange on such date.

The Frankfurt Stock Exchange and the Regulated Market (Prime Standard)

The Frankfurt Stock Exchange is the most significant of the seven German stock exchanges and accounted for the vast majority of the turnover in traded shares in Germany in 2004. The aggregate annual turnover of the Frankfurt Stock Exchange in 2004 of approximately €2.9 trillion for both equity and debt instruments, made it one of the largest stock exchanges in the world behind the New York Stock Exchange, London and Tokyo in terms of turnover. The calculation of the aggregate annual turnover of the Frankfurt Stock Exchange is based on the Frankfurt Stock Exchange’s practice of separately recording the sale and purchase components involved in any trade. As of December 31, 2004, the equity securities of 6,209 corporations, including 5,393 foreign corporations, were traded on the Frankfurt Stock Exchange.

The Company’s ADSs had been traded on the Neuer Markt segment of the Frankfurt Stock Exchange since commencement of the Company’s listing on the Frankfurt Stock Exchange. The Frankfurt Stock Exchange reorganized its equity market effective January 1, 2004 and decided to discontinue the Neuer Markt after a transition period. As a core element of the reorganization, the Frankfurt Stock Exchange divided the equity market into two listing segments with different transparency standards. The “General Standard” provides for legal minimum transparency requirements whereas the “Prime Standard” provides for high transparency with investor relations standards in line with the Neuer Markt requirements. The Prime Standard requires—in addition to the requirements of the General Standard—the adoption of international accounting standards (International Financial Reporting Standards (IFRS)) in accordance with the current standards of the International Accounting Standards Board (IASB) or U.S. Generally Accepted Accounting Principles (U.S. GAAP), the publication of quarterly reports, the publication of a corporate action timetable, the holding of at least one analyst meeting per year as well as the publication and the notification of facts with potentially material influence on the market price, also in the English language.

In December 2002, the Company decided to terminate its admission to the Neuer Markt and applied for the listing of the Company’s ADSs to the subsection of the Regulated Market with additional obligation arising from admission (Prime Standard). The admission was granted in January 2003.

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

The Company has not entered into any material contracts other than in the ordinary course of business and other than those disclosed in Item 4 “Information on the Company” or elsewhere within this Form 20-F.

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

The Financial Transfers Act, 1992 of Ireland was enacted in December 1992. This act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between the Republic of Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this act prohibit any financial transfer to or by the order of or on behalf of residents of each of the Federal Republic of Yugoslavia, the Republic of Serbia, and Iraq (For the purposes of the orders relating to Iraq and the Federal Republic of Yugoslavia, reconstituted in 1991 as Serbia and Montenegro, a resident of those countries is a person living in these countries, a body corporate or entity operating in these countries and any person acting on behalf of any one of these persons.), and certain financial transfers of funds in respect of certain bodies and persons relating to the Taliban of Afghanistan, Osama bin Laden and Al Qaeda, financial transfers to senior members of the Zimbabwean government, financial transfers to any persons, groups or entities listed in EU Council Decision 2002/400/EC of 17th June 2002, certain financial transactions to or by the order of or on behalf of residents of Angola, to persons formerly related to governmental functions in Liberia and Burma/Myanmar unless permission for the transfer has been given by the Central Bank of Ireland. We do not anticipate that Irish exchange controls or orders under the Financial Transfers Act, 1992 will have a material effect on the Company’s business.

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

However, this reporting requirement does not apply if the total balance sheet or the total business assets of the non-resident enterprise do not exceed €3.0 million. A non-resident affiliate is a non-resident entity of which more than 50% of the share capital or voting rights are attributable to a resident.

Moreover, enterprises resident in Germany must periodically report certain items of assets if at least 10% of the share capital or of the voting rights of the resident enterprise are attributable to one or more non-residents or any of their resident affiliates. However, this reporting requirement does not apply if the total balance sheet or the total business assets of the resident enterprise do not exceed €3.0 million. A resident affiliate is a resident entity of which more than 50% of the share capital or voting rights are attributable to a non-resident.

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

Enforcement of Civil Liabilities under United States Federal Securities Laws

The Company is a public limited company incorporated under the laws of the Republic of Ireland. Several of the Company’s directors, officers and experts named in this Form 20-F are non-residents of the United States, and these persons and a significant portion of the Company’s assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or to enforce against them in U.S. courts judgments predicated upon the civil liability provisions of the laws of the United States, including the federal securities laws. The Company has been advised by A&L Goodbody, Solicitors, the Company’s Irish corporate counsel, that there is doubt regarding the enforceability against these persons in the Republic of Ireland, whether in original actions or in actions for the enforcement of judgments in U.S. courts, of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws.

E.	Taxation

The following is a general summary of important tax considerations derived from the laws of the Republic of Ireland, the federal law of the United States and the laws of the Federal Republic of Germany relating to the purchase, ownership and disposition of ordinary shares or ADSs, as the case may be, by Irish, U.S. and German holders. For the purposes of this discussion, an Irish holder means any person who is resident or is ordinarily resident in Ireland or who is carrying on a trade in Ireland through a branch or an agency; a U.S. holder means an individual citizen or resident of the United States for U.S. federal income tax purposes, a corporation or partnership created or organized under the laws of the United States, or any of the states comprising the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, the administration of which is subject to the primary supervision of a court within the United States and regarding which one or more U.S. persons have the authority to control all substantial decisions of the trust; and a German holder means an individual with his residence or usual place of stay in Germany as well as a corporation with its registered seat or management in Germany, or permanent establishment in Germany, which is maintained by a shareholder not subject to unlimited tax liability or is usually at the shareholder’s disposal.

This summary is of a general nature only and does not discuss all aspects of Irish, U.S. and German taxation that may be relevant to a particular holder. For example, the following summary does not address the tax treatment of Irish holders or U.S. holders who own, actually or constructively, 10% or more of the Company’s outstanding voting stock, nor does this summary address the tax consequences certain classes of holders, such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax persons who are taxable on capital gains in more than one jurisdiction and persons who do not hold ordinary shares or ADSs as capital assets. Such holders, who are not addressed in this summary, may be subject to special rules and should consult their own tax advisors.

The statements of Irish, U.S. and German tax laws described herein are based on the laws in force and as interpreted by the relevant taxation authorities as of April 29, 2005 and are subject to any changes in Irish, U.S. or German law, or in the interpretation of these laws by the relevant taxation authorities, or in changes to the double taxation conventions among any two of the Republic of Ireland, the United States and Germany occurring after the date hereof. The discussion regarding Irish taxation matters is based on the various Irish Taxes Acts, Finance Acts and other relevant legislation, judicial decisions, statements of practice and revenue practices in force as of the date hereof, all of which are subject to change, possibly with retrospective effect.

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

•	Irish resident companies;

•	Companies which are resident in an EU member state (other than Ireland) or country with which Ireland has a double tax treaty (a “tax treaty country”), which includes the United States, and not under the control of persons resident in Ireland;

•	Non-Irish resident companies ultimately controlled by residents of EU member states or tax treaty countries;

•	Non-Irish resident companies, the principal class of shares of which, or a 75% parent of which, or where the company is wholly owned by two or more companies, of each of those companies, are substantially and regularly traded on a recognized stock exchange in an EU member state or a tax treaty country or on such other stock exchange as approved by the Irish Minister of Finance;

•	Individual residents of EU member states (other than Ireland) or tax treaty countries, including individuals who are residents of the U.S. or Germany.

In each case in respect of an exemption from withholding, the holder claiming the exemption will have to file with us the requisite declarations and certifications to substantiate the entitlement. If dividends are paid through an intermediary, the intermediary will have to fulfill certain requirements to enable us to pay dividends on a gross basis to the exempt holders listed above through the intermediary. The exempt holders will have to provide the intermediary with the appropriate declarations and certificates.

A holder of ADSs will be exempt from withholding tax if the holder is beneficially entitled to the dividend and if its address on the register of ADSs maintained by the depositary is in the United States. Additionally, the depositary must be authorized by the Irish Revenue Commissioners as a qualifying intermediary for this exemption to apply.

Where exemption from withholding tax is available, there should be no further liability for Irish income tax/corporation tax on those dividends for the recipient.

An Irish holder who receives dividends or other distributions net of withholding will be able to credit the withholding against such holder’s eventual liability to Irish taxation on those dividends, and if appropriate, to obtain a refund.

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

United States Taxation. For U.S. federal income tax purposes, the gross amount of any distribution paid, to the extent of the Company’s current or accumulated earnings and profits as determined based on U.S. tax principles, will be included in a U.S. holder’s gross income and treated as foreign source dividend income. These dividends will not be eligible for the dividends received deduction allowed to U.S. corporations. The amount of any distribution that exceeds the Company’s earnings and profits will be treated first as a nontaxable return of capital, reducing the U.S. holder’s basis in its shares, and then as capital gain. The amount includable in income will be the U.S. dollar value of the payment based on the exchange rate on the date of payment regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency fluctuations during the period from the date any dividend is paid to the date the payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

For taxable years that begin after December 31,2002, and on or before December 31, 2008, dividends paid by the company will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to capital gains, provided the company qualifies for the benefits of the income tax treaty between Ireland and the U.S. A U.S. holder will be eligible for this reduced rate only if such holder has held the ADSs for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date.

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

German Taxation. If the ordinary shares or ADSs are held by a German individual as business assets the dividends received are subject to trade tax. However, if a holder of ordinary shares or ADSs holds 10% or more of the ordinary shares or ADSs and further prerequisites are met a tax exemption will apply.

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

Irish withholding tax in an amount of 18% of the net dividend can be credited against that portion of the German income or corporation tax attributable to the dividend payment. It is, however, unclear regarding whether ADS holders may avail themselves of this tax credit because only the legal shareholder typically has the right to take a credit for foreign withholding tax. If the withholding tax amount actually withheld exceeds the German income tax attributable to the dividend payment, the tax credit is restricted to the latter amount. Instead of the tax credit, the withholding actually withheld may be deducted from taxable income.

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

The tax treatment of ADSs includes some unresolved questions, since ADSs are comparatively new instruments in Germany. Therefore, no court decisions or letters of the fiscal authorities exist in Germany dealing with special questions of ADSs.

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

Taxation of Capital Gains

Republic of Ireland Taxation. A person who is not an Irish holder will not be subject to Irish capital gains tax on the disposal of ordinary shares or ADSs provided that the ordinary shares or ADSs are quoted on a recognized stock exchange. Nasdaq and the Frankfurt Stock Exchange are recognized stock exchanges. Irish holders will be liable to Irish tax on capital gains arising on the disposal of the ordinary shares or ADSs. The capital gain will generally be calculated by reference to the difference between the purchase price and the sale price of the ordinary shares or ADSs. Indexation of the base cost of the Ordinary Shares or ADSs will only be available up to December 31, 2002 and only in respect of Ordinary Shares or ADSs held for more than 12 months prior to their disposal. An annual exemption allows individuals to realize chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish holders that realize a loss on the disposition of Ordinary Shares or ADSs will generally be entitled to offset such allowable losses against capital gains realized from other sources in determining their CGT liability in any year. Allowable losses which remain unrelieved in a year may generally be carried forward indefinitely for CGT purposes and applied against capital gains in future years. Transfers between spouses will not give rise to any chargeable gain or loss for CGT purposes with the acquiring spouse acquiring the same pro rate base cost and acquisition date as that of the transferring spouse.

United States Taxation. Subject to the discussion of passive foreign investment companies, or PFICs, below, a U.S. holder’s sale or exchange of ADSs generally will result in the recognition of capital gain or loss by the U.S. holder in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the ADSs sold. Gain or loss realized on the sale of ADSs by non-corporate U.S. holders will be subject to a maximum rate of U.S. federal income tax of 15%, provided the ADSs were held for more than 12 months as capital assets. In general, any capital gain or loss recognized by a U.S. holder upon the sale or exchange of ADSs will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations. A U.S. holder’s tax basis in its ADSs will generally equal the purchase price paid for the ADSs.

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

To the extent, capital gains are subject to income tax, 50% of such capital gains are subject to the progressive income tax rate plus a solidarity surcharge of 5.5% thereon. Expenses related to capital gains are 50% deductible. Additionally, for private individual shareholders or ADS holders church tax might apply in which case the full capital gain would be included in the church tax base.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of the Company’s gross income is passive income, or (ii) at least 50% of the average value of all of the Company’s assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income also includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets, which produce passive income. As a result of the increase in the value of the Company’s stock, we are not a PFIC under the asset test if the Company’s market capitalization is used to determine the aggregate fair market value of the Company’s assets. The legislative history of the PFIC rules indicates that market capitalization is generally to be used for purposes of the asset test. If we are a PFIC for U.S. federal income tax purposes, U.S. holders of the Company’s ADSs would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale of ADSs.

The consequences described above may be mitigated if the U.S. holder makes a timely election to treat us as a qualified electing fund, or QEF. A shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the net capital gain of the QEF which would be taxable, as long-term capital gain, subject to a separate election to defer payment of undistributed earnings of the QEF and taxes, which deferral is subject to an interest charge. We would have to furnish certain information on an annual basis to U.S. holders who have made a QEF election. The Company does not intend to furnish such information. The QEF election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the Internal Revenue Service, or IRS.

As an alternative to making the QEF election, a U.S. holder of PFIC ADSs which are publicly traded could mitigate the consequences of the PFIC rules by electing to mark the ADSs to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. holder’s adjusted tax basis in the PFIC ADSs. Losses would be allowed only to the extent of net mark-to market gain previously included by the U.S. holder under the election for prior taxable years.

All U.S. holders are strongly advised to consult their own tax advisors about the PFIC rules and about the advisability, procedures and timing of their making any of the available tax elections, including the mark-to-market elections.

U.S. Information Reporting and Backup Withholding

Any dividends paid, or proceeds on a sale of, ADSs to or by U.S. holders may be subject to U.S. information reporting, and the 28% U.S. backup withholding tax may apply unless the holder (1) is an exempt recipient, or (2) provides a U.S. taxpayer identification number, certifies that no loss of exemption from backup withholding has occurred and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax, provided the required information is furnished to the IRS.

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

Special Rules for Credit Institutions, Financial Services Institutions, Life and Health Insurance Companies and Financial Enterprises.

If credit institutions and financial services institutions hold or dispose of shares or ADSs held in the trading book in accordance with the German Banking Act, the tax reduction or exemption does not apply to capital gains and in general to dividends. The same holds true for shares and ADSs held by financial enterprises in terms of the German Banking Act the objective of which is to generate short-term capital gains. Furthermore, this also applies to credit institutions, financial services institutions and financial enterprises domiciled in another European Union member state or in another state which is part of the European Economic Area.

If the shareholder is a life or health insurance company and if the shares are accounted for as capital investments, the capital gains and generally the dividends received are in general fully taxable and tax exemptions do not apply.

Other Taxes in Germany

Wealth Tax. At present, for assessment periods after January 1, 1997, there is no wealth tax levied in Germany.

Inheritance and Gift Tax. Generally the transfer of ordinary shares or ADSs to another person as a gift or due to death is only subject to German inheritance and gift tax if:

(a) the former holder, or the new holder has, at the time of the passing of the assets, his residence or usual place of stay or its place of management or seat in Germany or before this time has been a German citizen not living abroad for more than five years, without having a residence in Germany, or

(b) the ordinary shares or ADSs were part of the former holder’s business assets, for which a permanent establishment was maintained in Germany or a permanent representative was commissioned.

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

As of January 31, 2005, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

We are exposed to market risk as the Company’s interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since the Company’s investments are in short-term instruments and the Company’s available line of credit requires interest payments at variable rates.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the US dollar. In particular, the value of the U.S. dollar to the euro and the pound impacts the Company’s operating results.

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

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of January 31, 2005 the Company had five forward exchange contracts maturing in 2005 to sell US$2.25 million and receive euro in return. The fair value of the contracts as of January 31, 2005 was US$39,000 negative.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net on the Statement of Operations.

As of January 31, 2004 the Company had four currency options maturing in February 2004, March 2004, May 2004 and June 2004, each option to sell US$500,000 and receive euro. The fair value of the options as of January 31, 2004 was US$80,000 negative. As of January 31, 2005, the Company had no currency options.

The table below provides information about the derivative financial instruments we have entered into that are sensitive to foreign currency exchange rates. The table presents fair values, notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

Foreign Currency Risk	Contract Notional Amounts Expected Maturity Date 2005	Fair Value as of January 31, 2005	Weighted-average Contractual Exchange Rate
	(U.S. dollars in thousands)
Derivatives used to manage anticipated cash flows
(Receive euro, Sell U.S. dollars) U.S. dollars	2,250	(39)	1.3266

Based on the nature and current levels of the Company’s investments and debt, the Company has concluded that there is no material market risk exposure.

For further discussion of the Company’s market risk, please see Item 5.B “Operating Results—Liquidity and Capital Resources”.

Item 12.	Description of Securities Other Than Equity Securities

Not required.

PART II

Item 13.	Defaults, Dividend, Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. On March 21, 2000, a two-for-one ADS split became effective resulting in one additional ADS being issued to ADS holders for each ADS held by ADS holders of record. As a result of the stock split, each of the Company’s ordinary shares was represented by two ADSs. On May 24, 2002 the Company effected a one-for-four reverse split of its issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net income(loss) per equivalent ADS is therefore calculated using 50% of the weighted-average number of ordinary shares outstanding during the period.

B. Not required.

C. Not required.

D. Not required.

E. Not required.

Item 15.	Controls and Procedures

The Company’s Chief Executive Officer, Cyril P. McGuire, and the Company’s Chief Financial Officer and President, R. Paul Byrne, (the Company’s principal executive officer and principal financial officer, respectively) have concluded, based on their evaluation as of the end of the period covered by this report, that the Company’s disclosure controls and procedures (as defined in U.S. Securities Exchange Act of 1934 Rules 13a-15(e) or 15d-15(e)) are effective, as of the end of the period covered by this report, to provide reasonable assurance that information required to be disclosed by us in the reports filed, or submitted by us, under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. During the period covered by this report, there has been no change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors has affirmatively determined that Mr. Kevin C. Shea and Mr. Robert M. Wadsworth are audit committee financial experts serving on our Audit Committee. As a result of certain termination payments that the Company paid Mr. Shea in August 2002 as part of the termination of his employment with the Company in May 2002, Mr. Shea will be deemed not to be “independent” under the applicable rules and regulations of Nasdaq from the period beginning on July 31, 2005, when such rules and regulations take effect for the Company, until September 1, 2005, at which time Mr. Shea will once again be deemed to be “independent” under the applicable rules and regulations of Nasdaq. The Board of Directors has determined that, under these exceptional and limited circumstances, Mr. Shea should remain as a member of the Audit Committee throughout this period on the basis that his membership is required by the best interests of the Company.

Item 16B.	Code of Ethics

We adopted a Code of Ethics that applies to all our employees, including our Chief Executive Officer, our Chief Financial Officer and President, and our Controller. A copy of our Code of Ethics is available free of charge upon request by writing to us, attention of our Chief Financial Officer, at the address on the front cover of this Form 20-F.

Any amendment to or waivers of the Code of Ethics for members of our Board of Directors and our executive officers will be disclosed on our web-site at www.trintech.com within five business days following the amendment or waiver, and we may also disclose such amendment or waiver on a Form 6-K or Form 20-F. During fiscal 2005, no amendments to our waivers from the Code of Ethics were made or given for any of our executive officers.

Item 16C.	Principal Accountant Fees and Services

Fees Billed for Services Rendered by Principal Auditors

Ernst & Young, our independent auditors, billed us the fees set forth below for services rendered during the fiscal 2005 and 2004, respectively. The Audit Committee has considered whether the non-audit services provided by Ernst & Young are compatible with maintaining its independence.

An analysis of principal accountant fees and services, for the last two fiscal years, is included below:

	For the year ended January 31, 2005 US$	For the year ended January 31, 2004 US$
Audit fees (1)	$236,816	$242,703
Audit related fees (2)	14,302	2,147
Tax fees (3)	19,616	98,995
All other fees (4)	78,791	5,788

Total fees	$349,525	$349,633

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Audit-related fees relate primarily to the audit of grant claims.
(3)	Tax fees relate to tax compliance, planning, and advice.
(4)	Other fees include services related to forensic and security advisory services.

Policies and Procedures

The Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Ernst & Young. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditor on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. Our Audit Committee approved 100% of the audit-related fees, tax fees and all other fees listed in the table above.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following tables summarize, as ordinary shares and ADSs, purchases of equity securities under our Share Buyback Plan as approved in July 2001, 2002, 2003 and 2004.

Ordinary Shares

	(a)	(b)	(c)	(d)
Period	Total Number of Shares Purchased	Average Price Per Share Paid	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
2/1/04-2/29/04	—	—	—	4,346,052

3/1/04-3/31/04	—	—	—	4,346,052

4/1/04-4/30/04	—	—	—	4,346,052

5/1/04-5/31/04	—	—	—	4,346,052

6/1/04-6/30/04	—	—	—	4,346,052

7/1/04-7/31/04	—	—	—	4,346,052

8/1/04-8/31/04	—	—	—	4,346,052

9/1/04-9/30/04	135,440	2.48	135,440	4,010,161

10/1/04-10/31/04	—	—	—	4,010,161

11/1/04-11/30/04	—	—	—	4,010,161

12/1/04-12/31/04	—	—	—	4,010,161

1/1/05-1/31/05	—	—	—	4,010,161

Total	135,440	$2.48	135,440

ADSs

	(a)	(b)	(c)	(d)
Period	Total Number of ADSs Purchased	Average Price Per ADS Paid	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs That May Yet Be Purchased Under the Plans or Programs
2/1/04-2/29/04	—	—	—	4,346,052

3/1/04-3/31/04	—	—	—	4,346,052

4/1/04-4/30/04	—	—	—	4,346,052

5/1/04-5/31/04	—	—	—	4,346,052

6/1/04-6/30/04	—	—	—	4,346,052

7/1/04-7/31/04	—	—	—	4,346,052

8/1/04-8/31/04	—	—	—	4,346,052

9/1/04-9/30/04	67,720	4.96	67,720	4,010,161

10/1/04-10/31/04	—	—	—	4,010,161

11/1/04-11/30/04	—	—	—	4,010,161

12/1/04-12/31/04	—	—	—	4,010,161

1/1/05-1/31/05	—	—	—	4,010,161

Total	67,720	$4.96	67,720

All purchases were made in accordance with a shareholder approved agreement between Trintech and Deutsche Bank AG who would purchase Trintech ordinary shares on the Company’s behalf. Under the agreement we are entitled, at any time from July 16, 2004 up until the date which is 18 months after that date, to purchase not more than US$5.0 million of the Company’s capital from Deutsche Bank AG for a total consideration including premium of not more than US$100 per ADS. Any such purchases of ADSs may only be by us out of the Company’s distributable profits or by a subsidiary company and its distributable profits, or alternatively, out of a fresh issue of the Company’s shares made specifically for the purposes of financing any such purchase. All purchases indicated in the table above were for ADSs on the Nasdaq Stock Exchange.

PART III

Item 17.	Financial Statements

Not Applicable. Please see Item 18. Financial Statements.

Item 18.	Financial Statements

Financial documents filed as part of this Form 20-F.

(1)	Financial Statements. The following Trintech Group PLC Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-34 are herein incorporated by reference.

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

(2)	Financial Statement Schedule. The following financial statement schedule of Trintech Group PLC for the fiscal years ended January 31, 2005, 2004 and 2003 is filed as part of this Form 20-F and should be read in conjunction with the Company’s Consolidated Financial Statements incorporated by reference in Item 18 of this Form 20-F.

SCHEDULE II

TRINTECH GROUP PLC

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Additions charged (credited) to costs and expenses		Additions charged to other accounts		Exchange differences	Deductions	Balance at end of period
	(U.S. dollars in thousands)
Year ended January 31, 2005
Provisions for bad and doubtful debts	1,595	159		—		86	(1,053)	787

Year ended January 31, 2004
Provisions for bad and doubtful debts	1,884	700		—		202	(1,191)	1,595

Year ended January 31, 2003
Provisions for bad and doubtful debts	1,036	2,668		—		222	(2,042)	1,884

Year ended January 31, 2005
Warranty Reserve	356	159		—		18	(138)	395

Year ended January 31, 2004
Warranty Reserve	625	185		—		62	(516)	356

Year ended January 31, 2003
Warranty Reserve	397	565		—		60	(397)	625

Year ended January 31, 2005
Inventory Provision	2,640	6		—		85	(2,126)	605

Year ended January 31, 2004
Inventory Provision	3,910	409		—		369	(2,048)	2,640

Year ended January 31, 2003
Inventory Provision	540	3,257		—		201	(88)	3,910

Year ended January 31, 2005
Tax Valuation Allowance	19,140	(1,128)		2,863	(3)	365	(1,049)	20,191

Year ended January 31, 2004
Tax Valuation Allowance	15,863	3,006	(1)	58	(2)	1,731	(1,518)	19,140

Year ended January 31, 2003
Tax Valuation Allowance	8,243	3,243	(1)	2,919	(2)	1,458	—	15,863

(1)	In relation to additions charged to cost and expenses, the change in valuation allowance is principally due to the change in deferred tax assets.
(2)	In relation to additions charged to other accounts, the adjustment is due to the cumulative movement in the tax value of disqualifying dispositions.
(3)	US$83 relates to disqualifying dispositions and the balance relates to revisions to net operating losses and other deferred benefits on finalization of tax returns in a number of jurisdictions.

Schedules not listed above have been omitted because the information required to be described in the schedules is not applicable or is shown in the financial statements.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of Trintech Group PLC, as amended, dated July 12, 2002 (filed as exhibit to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2003 and incorporated herein by reference)

2.1	Specimen of Ordinary Share Certificate (filed as Exhibit 4.1 to Trintech’s Registration Statement on Form F-1 (File No. 333-1078) and incorporated herein by reference)

2.2	Form of Depositary Agreement among Trintech Group Limited, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) dated as of September 27, 1999, as amended on March 16, 2000 (filed as Exhibit 4.2 to Trintech’s Registration Statement on Form F-1 (File No. 333-32762) and incorporated herein by reference)

4.1	1990 Trintech Group Limited Share Option Scheme (filed as Exhibit 10.1 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.2	1997 Trintech Group Limited Share Option Scheme, as amended, dated as of July 16, 2004

4.3	1998 Trintech Group Limited Directors and Consultants Share Option Scheme, as amended, dated as of July 12, 2002 (filed as Exhibit 4.3 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2003 and incorporated by reference).

4.4	1999 Employee Share Purchase Plan (filed as Exhibit 10.4 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.5	[Reserved]

4.6	[Reserved]

4.7	[Reserved]

4.8	Credit Agreement between Trintech Group of Companies and The Bank of Ireland dated November 12, 1997 (filed as Exhibit 10.14 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.9	1999 U.S. Share Purchase Plan (filed as Exhibit 10.10 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.10	Debenture between Trintech Group Limited and The Bank of Ireland dated April 23, 1998 (filed as Exhibit 10.15 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.11	Lease Agreement between John McGuire, Cyril McGuire and Trintech Group Limited dated August 10, 2001 (filed as Exhibit 4.11 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated herein by reference).

4.12	Lease Agreement between 5 Independence Associates Limited Partnership and Trintech, Inc. dated April 30, 1998 (filed as Exhibit 10.22 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.13	Amendment No. 1 to Lease Agreement between 5 Independence Associates Limited Partnership and Trintech, Inc. dated August 4, 1998 (filed as Exhibit 10.23 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.14	Guaranty Agreement between 5 Independence Associates Limited Partnership and Trintech Holdings Limited dated April 1998 (filed as Exhibit 10.24 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

Exhibit Number	Description of Document
4.15	Office Lease Agreement between Sherlon Investments Corp. and Trintech, Inc. dated December 12, 1997 (filed as Exhibit 10.25 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.16	Lease Agreement between Service Life & Casualty Ins. Co. and Trintech, Inc. dated January 5, 1999 (filed as Exhibit 10.27 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.17	Lease Agreement between Lincoln Bascom Office Center and Trintech, Inc. dated March 19, 1996 (filed as Exhibit 10.28 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.18	First Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated April 1, 1997 (filed as Exhibit 10.29 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.19	First Amendment to Office Lease Agreement between Sherlon Investments Corp and Trintech, Inc. dated February 10, 1999 (filed as Exhibit 10.30 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.20	Second Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated May 4, 1998 (filed as Exhibit 10.31 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.21	Third Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated May 21, 1998 (filed as Exhibit 10.32 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.22	Lease Agreement between Trintech, Inc. and Peninsula Office Park Associates, L.P. dated May 28, 1999 (filed as Exhibit 4.22 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) and incorporated herein by reference)

4.23	First Amendment to the Lease between Trintech, Inc. and Peninsula Office Park Associates, L.P. dated November 1, 1999 (filed as Exhibit 4.23 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) and incorporated herein by reference)

4.24	Asset Purchase Agreement by and among Trintech Technologies Limited, Maria Sanchez and Eduardo Spangenberg, dated as of September 12, 2000 (filed as Exhibit 4.24 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.25	Form of Indemnification Agreement between Trintech, Inc. and its directors and officers dated September 1999 (filed as Exhibit 10.5 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.26	Supply Agreement between Keltek Electronics Limited and Trintech Group Limited dated August 17, 1998 (filed as Exhibit 10.20 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.27	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated December 3, 1996 (filed as Exhibit 10.33 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.28	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated December 3, 1996 (filed as Exhibit 10.34 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

Exhibit Number	Description of Document
4.29	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated October 13, 1997 (filed as Exhibit 10.35 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.30	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated October 13, 1997 (filed as Exhibit 10.36 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.31	Software Source Code License Agreement between RSA Data Security, Inc. and Trintech Manufacturing Ltd. Dated March 31, 1998 (filed as Exhibit 10.16 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.32†	Marketing Agreement between RSA Data Security, Inc. and Trintech Manufacturing Ltd. Dated March 31, 1998 (filed as Exhibit 10.17 to Trintech’s Registration Statement on Form F-1 (File No. 333-32762) and incorporated herein by reference)

4.33†	Agreement between Visa International and Trintech Group Limited dated August 27, 1998 (filed as Exhibit 10.18 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.34	Marketing Agreement between SAP Aktiengesellschaft and Trintech Group Limited dated November 19, 1998 (filed as Exhibit 10.5 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.35†	Development and Marketing Agreement between Trintech Group and Visa International Service Association dated March 26, 1999 (filed as Exhibit 10.37 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.36†	License Agreement between Trintech, Inc. and Visa U.S.A., Inc. dated May 12, 1999 (filed as Exhibit 10.38 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.37	Master Joint Marketing Agreement between Trintech, Inc. and Compaq Computer Corporation dated March 17, 1999 (filed as Exhibit 10.39 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.38	Exceptis Technologies Limited Share Option Scheme, adopted on July 14, 2000 (filed as Exhibit 4.38 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.39	Sale and Purchase Agreement by and between Trintech Group PLC and Exceptis Technologies Limited, dated November 2000 (filed as Exhibit 4.39 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.40	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Globeset, Inc. (filed as Exhibit 4.40 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.41	Sale and Purchase Agreement by and between Suresh Mirpuri and Trintech Group PLC, dated August 24, 2000 (filed as Exhibit 4.41 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.42	Line of Credit Agreement between Trintech Group PLC and The Bank of Ireland dated April 05, 2002 (filed as Exhibit 4.42 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated herein by reference)

Exhibit Number	Description of Document
4.43	Stock Purchase Agreement dated November 1, 2003 between Trintech Group PLC, Trintech Inc., CW & Associates, doing business as DataFlow Services and Jeffrey Wiggins (filed as Exhibit 4.43 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

4.44	Share Subscription Agreement dated November 1, 2003 between Trintech Group PLC, Trintech Inc. and Jeffrey Wiggins (filed as Exhibit 4.44 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference).

4.45	Grant to Trintech Technologies Limited from Enterprise Ireland dated April 26, 2004 (filed as Exhibit 4.45 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

8.1	Subsidiaries of Trintech Group PLC (See pages 32 and 33 of this Form 20-F)

10.1	Consent of Ernst & Young

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.

13.1	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

†	Documents for which confidential treatment has been previously granted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRINTECH GROUP PLC
(Registrant)

By:	/s/ RICHARD PAUL BYRNE
R. Paul Byrne
Chief Financial Officer and President

Date: May 17, 2005

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

OF TRINTECH GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

    Trintech Group PLC

We have audited the accompanying consolidated balance sheets of Trintech Group PLC and subsidiaries (the “Company”) as of January 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2005. Our audits also included the financial statement schedule listed at Item 18. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trintech Group PLC and its subsidiaries at January 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2005, in conformity with U.S Generally Accepted Accounting Principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

ERNST & YOUNG

Dublin, Ireland

February 25, 2005

TRINTECH GROUP PLC

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	January 31,
	2004	2005
ASSETS
Current assets
Cash and cash equivalents	$36,864	$39,180
Accounts receivable, net of allowance for doubtful accounts of $1,595 and $787 at January 31, 2004 and 2005, respectively (note 4)	10,832	9,479
Inventories (note 5)	824	1,184
Value added taxes	471	531
Prepaid expenses and other current assets	1,674	2,105
Amounts prepaid to related parties (note 19)	—	451

Total current assets	50,665	52,930
Restricted cash (notes 7 and 20)	1,211	672
Property and equipment, net (notes 8 and 9)	988	824
Other non-current assets, net (note 10)	3,994	3,147
Goodwill, net (note 21)	7,459	8,613

Total assets	$64,317	$66,186

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdraft	$—	$568
Accounts payable	4,804	4,806
Accrued payroll and related expenses	1,864	1,884
Deferred consideration	1,400	2,398
Other accrued liabilities (notes 7 and 11)	4,299	3,413
Value added taxes	819	630
Warranty reserve	356	395
Deferred revenues	8,739	8,946

Total current liabilities	22,281	23,040
Non-current liabilities
Capital lease due after more than one year (note 8)	84	—
Government grants repayable and related loans (note 17)	157	—
Provision for lease abandonment (note 7)	441	—

Total non-current liabilities	682	—
Series B preference shares, $0.0027 par value:
10,000,000 authorized at January 31, 2004 and 2005, respectively
None issued and outstanding	—	—
Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 30,851,283 and 31,160,091 issued, 30,596,775 and 30,908,635 shares outstanding at January 31, 2004 and 2005, respectively	83	84
Additional paid-in capital	245,965	246,283
Treasury shares (at cost, 254,508 and 251,456 shares at January 31, 2004 and 2005, respectively)	(268)	(416)

Accumulated deficit	(202,175)	(200,154)
Accumulated other comprehensive loss	(2,251)	(2,651)

Total shareholders’ equity	41,354	43,146

Total liabilities and shareholders’ equity	$64,317	$66,186

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended January 31,
	2003	2004	2005
Revenue:
Product	$9,165	$10,318	$18,848
License	22,418	22,867	23,567
Service	11,273	9,886	13,380

Total revenue	42,856	43,071	55,795

Cost of revenue:
Product	11,148	7,586	13,088
License	9,248	5,313	3,725
Service	8,456	6,020	5,812

Total cost of revenue	28,852	18,919	22,625

Gross margin	14,004	24,152	33,170
Operating expenses:
Research and development	10,349	8,280	9,169
Sales and marketing	10,297	8,689	9,473
General and administrative	15,354	10,587	12,007
Restructuring charge (note 22)	4,270	745	288
Amortization of purchased intangible assets	2,573	507	847
Impairment of goodwill (note 21)	12,849	—	—
Impairment of purchased intangible assets (note 10)	3,686	—	—
Adjustment of acquisition liabilities (note 20)	804	—	(249)
Adjustment of acquisition deferred consideration (note 20)	—	(1,149)	—
Stock-based compensation	20	—	116

Total operating expenses	60,202	27,659	31,651

Income (loss) from operations	(46,198)	(3,507)	1,519
Interest income, net	716	268	428
Exchange gain, net	771	79	197

Income (loss) before provision for income taxes	(44,711)	(3,160)	2,144
Provision for income taxes (note 15)	(108)	—	(123)

Net Income (loss)	$(44,819)	$(3,160)	$2,021

Basic net income (loss) per Ordinary Share	$(1.47)	$(0.10)	$0.07

Shares used in computing basic net income (loss) per Ordinary Share	30,559,410	30,314,419	30,786,268

Diluted net income (loss) per Ordinary Share	$(1.47)	$(0.10)	$0.06

Shares used in computing diluted net income (loss) per Ordinary Share	30,559,410	30,314,419	32,361,102

Basic net income (loss) per equivalent ADS	$(2.93)	$(0.21)	$0.13

Diluted net income (loss) per equivalent ADS	$(2.93)	$(0.21)	$0.12

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Treasury Shares	Accumulated Deficit	Deferred Stock-based Compensation	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 31, 2002	30,521,760	82	245,595	—	(154,196)	(132)	(918)	90,431
Issuance of Ordinary Shares on exercise of options (a)	27,378	0	20	—	—	—	—	20
Issuance of Ordinary Shares for cash	89,569	1	104	—	—	—	—	105

Expenses of share issues	—	—	(19)	—	—	—	—	(19)
Purchase of treasury shares	(115,294)	—	—	(140)	—	—	—	(140)
Reversal of deferred compensation related to the expiry of unvested options assumed	—	—	(78)	—	—	78	—	—
Amortization of deferred compensation	—	—	—	—	—	20	—	20
Net loss	—	—	—	—	(44,819)	—	—	(44,819)
Currency translation adjustment	—	—	—	—	—	—	(515)	(515)

Comprehensive loss	—	—	—	—	—	—	—	(45,334)

Balance at January 31, 2003	30,523,413	83	245,622	(140)	(199,015)	(34)	(1,433)	45,083
Issuance of Ordinary Shares on exercise of options (a)	212,576	0	155	—	—	—	—	155
Purchase of treasury shares	(502,662)	—	—	(512)	—	—	—	(512)
Reissue of treasury shares	363,448	—	222	384	—	—	—	606
Reversal of deferred compensation related to the expiry of unvested options assumed	—	—	(34)	—	—	34	—	—
Net loss	—	—	—	—	(3,160)	—	—	(3,160)
Currency translation adjustment	—	—	—	—	—	—	(818)	(818)

Comprehensive loss	—	—	—	—	—	—	—	(3,978)

Balance at January 31, 2004	30,596,775	83	245,965	(268)	(202,175)	—	(2,251)	41,354
Issuance of Ordinary Shares on exercise of options (a)	308,808	1	282	—	—	—	—	283
Expense of share issues	—	—	(10)	—	—	—	—	(10)
Purchase of treasury shares	(135,440)	—	—	(338)	—	—	—	(338)
Reissue of treasury shares	138,492	—	(70)	190	—	—	—	120
Stock-based compensation	—	—	116	—	—	—	—	116
Net income	—	—	—	—	2,021	—	—	2,021
Currency translation adjustment	—	—	—	—	—	—	(400)	(400)

Comprehensive income	—	—	—	—	—	—	—	1,621

Balance at January 31, 2005	30,908,635	$84	$246,283	$(416)	$(200,154)	$—	$(2,651)	$43,146

(a)	See note 14 to these statements

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended January 31,
	2003	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(44,819)	$(3,160)	$2,021
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and impairment	29,461	3,061	1,567
Stock-based compensation	20	—	116
(Profit) on marketable securities	(569)	—	—
Purchase of marketable securities	(206,867)	—	—
Sale of marketable securities	255,412	—	—
Effect of changes in foreign currency exchange rates	(1,779)	673	(384)
Changes in operating assets and liabilities:
Inventories	1,528	2,378	(324)
Accounts receivable	8,179	2,667	2,917
Prepaid expenses and other assets	274	(1,020)	(1,568)
Amounts prepaid to related parties			(451)
Value added tax receivable	(10)	223	(32)
Accounts payable	(2,836)	301	(224)
Accrued payroll and related expenses	(1,193)	(685)	(19)
Deferred revenues	(229)	(73)	52
Value added tax payable	(67)	411	(236)
Warranty reserve	136	(344)	13
Government grants repayable and related loans	—	(399)	(168)
Other accrued liabilities	(547)	(4,403)	(575)

Net cash provided by operating activities	36,094	(370)	2,705

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment	(283)	(605)	(528)
Payments relating to acquisitions	(2,270)	(6,855)	(771)

Net cash used in investing activities	(2,553)	(7,460)	(1,299)

CASH FLOWS FROM FINANCING ACTIVITIES:

Reductions from restricted cash deposits	2,237	1,921	539
Principal payments on capital leases	(443)	(446)	(380)
Issuance of ordinary shares	123	761	403
Purchases of treasury shares	(140)	(512)	(338)
Expenses of share issue	(19)	—	(10)
Proceeds under bank overdraft facility	—	—	568

Net cash provided by (used in) financing activities	1,758	1,724	782

Net increase (decrease) in cash and cash equivalents	35,299	(6,106)	2,188
Effect of exchange rate changes on cash and cash equivalents	510	411	128
Cash and cash equivalents at beginning of period	6,750	42,559	36,864

Cash and cash equivalents at end of period	$42,559	$36,864	$39,180

Supplemental disclosure of cash flow information:

Interest paid	$53	$85	$30

Taxes paid	$339	$110	$584

Supplemental disclosure of non-cash flow information:

Acquisition of property and equipment under capital leases	$331	$87	$—
Reissue of treasury shares	$—	$606	$120

See accompanying notes

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Organization

Trintech Group PLC is organized as a public limited company under the laws of Ireland. Trintech Group PLC and its wholly-owned subsidiaries (collectively, the “Company”) operate in two markets: electronic PoS systems that securely process card-payment transactions in a physical point-of-sale (“PoS”) environment and payment software products that enable the secure processing, accounting and reconciliation and settlement of on-line card-payment transactions over private and public networks, including the Internet. The Company also provides related development and professional services, including project management, implementation and training services. The Company’s major customers, based on revenues earned, are banks, merchants and other financial transaction processors in the United States, United Kingdom, Germany and other European countries.

On May 24, 2002 the Company effected a one-for-four reverse split of its issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net income (loss) per equivalent ADS is therefore calculated using 50% of the weighted-average number of ordinary shares outstanding during the period. All amounts shown per equivalent ADS have been retroactively adjusted to give effect to the reverse split.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include Trintech Group Plc and its wholly-owned subsidiaries. The consolidated financial statements include the results of acquired companies or businesses for the post-acquisition period.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

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

Companies Acts, 1963 to 2003

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the group financial statements for the years ended January 31, 2004 and 2003. Copies of full group accounts for each of the years ended January 31, 2004 and 2003 have been so annexed to the relevant annual returns, and a copy of the full group accounts for the year ended January 31, 2005 together with the report of the auditors thereon will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of the Company in 2005.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Translation of Financial Statements of Foreign Entities

The euro (€) is the functional currency of the Company’s subsidiaries in Ireland and Germany. The U.S. dollar (US$) is the functional currency of the parent company, Trintech Group PLC and the Company’s subsidiaries in the United States, Uruguay and the Cayman Islands. The United Kingdom pound sterling (Stg£) is the functional currency of the Company’s UK subsidiaries. Transaction gains or losses arising on changes in the exchange rates between functional currencies and foreign currencies are included in net income (loss) for the period.

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

The Company recognizes license revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletins (SAB) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104 “Revenue Recognition”, issued by the staff of the SEC in December 2003, the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenue when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable. In addition, if the Company provides services that are considered essential to the functionality of the software products, both the license revenue and the service revenue are recognized in accordance with the provisions of the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” in accordance with the “Input Method”. The amount of revenue recognized is based on the total license and service fees under the agreement and the percentage of completion achieved.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company’s determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Revenue allocated to maintenance and support is recognized ratably over the maintenance term, typically one year. Revenue allocated to implementation, training and other service elements is recognized as the services are performed. The Company obtains VSOE for maintenance from substantive renewal rates based on consistent percentages of the license fee.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Equivalents

The Company considers all highly liquid investments with insignificant interest rate risk and purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities consist of commercial paper, corporate bonds and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, the Company invests in high grade marketable securities. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and unrealized holding gains and losses are reflected in earnings.

Derivative Financial Instruments

The Company uses derivative instruments to manage certain exposures to foreign currency risks. The Company’s objectives for holding derivatives are to minimize these risks using the most effective methods to eliminate or reduce the impact of such exposure.

The Company follows SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, and related guidance. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. All of the Company’s derivative financial instruments are recorded at their fair value in other accrued liabilities.

Research and Development

Research and development expenditures are generally charged to operations as incurred. SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through January 31, 2005, all research and development costs have been expensed.

Other Non-current Assets

On November 13, 2001, the Company acquired VeriFone’s secure payment infrastructure and Internet payment ePS product line, for total consideration of US$3.4 million. The technology comprised a complete e-commerce payment management solution aimed at large retailers, financial institutions, network operators and other multiple service providers. During January 2003, the Company recognized other non-current asset impairments of US$1.7 million in relation to the ePS product, equivalent to the carrying value of the assets, which reduced the carrying value of the assets to US$nil.

Other non-current assets represent costs of technology acquired which have reached technological feasibility, the fair value at date of acquisition of an assembled workforce (subsequently reclassified to goodwill), an acquired customer base, trade names and non-compete covenants related to the Company’s acquisitions as

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

described in Note 20. The costs of technology have been capitalized and will be written off over their useful economic lives in accordance with SFAS 86. The remaining cost associated with the non-current assets will be written off over six years. Amortization expense for the years ended January 31, 2003, 2004 and 2005, was US$7,292,000, US$1,641,000 and US$847,000, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in various business acquisitions as described in Note 20. In accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company no longer amortizes goodwill but tests it at least annually for impairment.

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

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, (3) significant negative industry or economic trends, (4) a significant decline in the Company’s stock price for a sustained period, and (5) the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

The Company recognized goodwill impairments of US$36,540,000 and US$12,849,000 for fiscal 2002 and 2003, respectively. No impairments were recognized for fiscal 2004 and 2005.

The Company also assesses the impairment of long-lived assets, in accordance with SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets” on a periodic basis. SFAS 144 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 17, (APB 17), “Intangible Assets”. For the purpose of SFAS No. 144, impairment is the condition that exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) increased customer competition, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business and (3) significant negative industry or economic trends. When the Company determines that an impairment review of other long-lived intangible assets is required, the Company tests for impairment using a projected undiscounted cash flow model.

The Company recognized other non-current asset impairments, principally a non-compete covenant and purchased technology, of US$3.7 million for fiscal 2003. No further impairments were recognized were recognized for fiscal 2004 and 2005.

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

Net Income (Loss) per Ordinary Share

Basic income (loss) per share is calculated using net income (loss) divided by the weighted-average number of ordinary shares outstanding for the period. Diluted net income per share is calculated using net income (loss) divided by the weighted-average number of ordinary shares outstanding for the period, plus dilutive potential ordinary shares outstanding during the period. Potential ordinary shares were excluded from the calculations of the diluted net income (loss) per share for fiscal 2003 and 2004 because all such shares were anti-dilutive. In fiscal 2005, 492,068 potential ordinary shares were excluded from the calculations of the diluted net income (loss) per share because the shares were anti-dilutive.

Basic and diluted net income (loss) per share is calculated in accordance with SFAS No. 128 “Earnings per Share”.

Concentration of Credit Risk

The Company sells its products primarily to banks, merchants and financial transaction processors throughout the world. While a small number of customers have historically accounted for a significant portion of the Company’s revenue, management believes that these customers are credit worthy and, accordingly, minimal credit risk exists with respect to these customers. The Company performs ongoing credit evaluations on its customers and maintains reserves for potential credit losses. Generally such losses have been within management’s expectations. The Company had an allowance for doubtful accounts of approximately US$1.6 million and US$787,000 at January 31, 2004 and 2005 respectively. The Company generally requires no collateral from its customers.

The Company invests its excess cash in low-risk, short-term deposit accounts with high credit-quality banks in the United States, Germany, United Kingdom and Ireland. At January 31, 2005, US$39.2 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

Employment Grants

Employment grants are credited to the income statement when earned and offset against the related payroll expense in two equal installments, the first on the creation of the job, and the second six months following the creation of the job.

Marketing Grants and related loans

Marketing grants and related loans received are accounted for in accordance with the terms of the agreement for the specific grant/loan. This is either as a 50% offset against the relevant expenditure on developing an overseas market and a 50% loan to be repaid at rates linked to future revenues earned in the related markets, or as

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a 100% loan to be repaid at rates linked to future revenues earned in the related markets. All loan amounts were credited to a balance sheet liability account and all were repaid by January 31, 2005. The Company repaid approximately US$399,000 and US$78,000 in relation to these loans during fiscal 2004 and fiscal 2005, respectively.

Stock-based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost is deferred and charged to expense ratably over the vesting period (generally four years).

Where shares are issued at less than fair market value, the excess of the fair market value over the amount the employee must pay to acquire the shares is charged to expense as stock-based compensation and credited to additional paid-in capital.

The Company has followed the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, in accounting for warrants and options issued to non-employees. The Company has adopted the fair value method as prescribed by SFAS No. 123 in determining the fair value of the warrants and options issued and the resultant compensation expense.

In November 2000, in connection with the acquisition of Exceptis Technologies Limited, the Company exchanged unvested options in that entity for Trintech options. The Company recorded US$20,000 in stock-based compensation related to these options in fiscal 2003.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and of the effect of the method used on reported results. The provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. As of January 31, 2005, the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation.

Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2003, 2004 and 2005: risk free interest rate of 3%, 2% and 3% respectively; dividend yields of 0%; volatility factors of the expected market price of the Company’s ordinary shares of 1.1 in fiscal 2003, 1.1 for fiscal 2004 and .92 for fiscal 2005, and a weighted-average expected life of the options of four years.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information is as follows:

	Year ended January 31,
	2003	2004	2005
	(U.S. dollars in thousands)
Net income (loss), as reported	$(44,819)	$(3,160)	$2,021

Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	20	—	—

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,171)	(3,797)	(2,088)

Pro forma net loss	$(49,970)	$(6,957)	$(67)

Earnings (loss) per share:
Basic—as reported	$(1.47)	$(0.10)	$0.07
Basic—pro forma	$(1.64)	$(0.23)	$(0.00)
Diluted—as reported	$(1.47)	$(0.10)	$0.06
Diluted—pro forma	$(1.64)	$(0.23)	$(0.00)

Advertising and Promotion Expense

All costs associated with advertising are expensed as incurred. Advertising and promotion expense was US$777,000, US$636,000 and US$846,000 for fiscal 2003, 2004 and 2005, respectively.

Inventories

Inventories are stated at the lower of cost or market value.

Accounting for Income Taxes

Deferred income taxes are recognized based on temporary timing differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the statutory tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to reverse. Valuation allowances are provided against the net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependant upon the generation of future taxable income and the timing of the temporary differences becoming deductible. Management considers, among other available information, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warranty Reserves

The Company maintains reserves for future warranty claims arising from past sales of product. The Company makes provision for such costs when revenue is recorded from product sales. Each quarter the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table summarizes the Company’s warranty activity for fiscal 2003, 2004 and 2005:

	Year ended January 31
	2003	2004	2005
	(U.S. dollars in thousands)
Opening reserve balance	$397	$625	$356
Deductions	(397)	(516)	(138)
Provision for new product warranties issued	102	155	159
Adjustment of pre-existing warranties provision	463	30	—
Exchange differences	60	62	18

Closing reserve balance	$625	$356	$395

Recent Accounting Pronouncements

In July 2004, the FASB ratified EITF consensus on Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”, which provides guidance regarding application of the equity method of accounting to investments other than common stock. EITF Issue No. 02-14 will be effective beginning with our second quarter of fiscal 2006. We do not believe the adoption of EITF Issue No. 02-14 will have a material impact on the Company’s consolidated financial statements.

In December, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25, and amends SFAS No. 95, “Statement of Cash Flows”. Generally the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative upon adoption of SFAS No. 123(R).

For Trintech, SFAS No. 123(R) must be adopted no later than the fiscal year beginning on February 1, 2006. Early adoption is permitted in periods in which financial statements have not yet been issued. SFAS No. 123(R) allows companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123(R) for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

•	A “Prospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123(R) for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company has not yet decided on which method it will adopt. Pro Forma disclosure currently required under SFAS No. 123 is included in Note 1 Stock-Based Compensation. The Company is currently assessing the impact of SFAS 123(R) on its results of operations.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications

As of January 31, 2004, the Company presented restricted cash as a current asset in the balance sheet. As of January 31, 2005, the Company has determined that restricted cash is a long-term asset as at January 31, 2004 and 2005, and therefore has reclassified restricted cash in the 2004 balance sheet.

As of January 31, 2004, the Company presented unbilled receivables within prepaid expenses and other current assets in the balance sheet. As of January 31, 2005, the Company has deemed unbilled receivables a component of accounts receivable. Therefore unbilled receivables have been reclassified into accounts receivable in the 2004 balance sheet.

2.	Marketable Securities

Marketable securities are considered to be trading securities per SFAS No. 115 and are carried on the balance sheet at their market value. The change in unrealized gains (losses) included in net income (loss) are as follows:

	Year ended January 31,
	2003	2004	2005
	(U.S. dollars in thousands)
Unrealized gain at beginning of year	$61	$—	$—
Included in income (loss) for the year	(61)	—	—

Unrealized gain at end of year	$—	$—	$—

3.	Revolving Credit Facility: Bank Overdraft Facility and Overdrafts

The Company has an unsecured overdraft facility of €2.5 million (approximately US$3.2 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 2.65% as at January 31, 2005. The bank overdraft amount of US$568,000 at January 31,2005 represented outstanding cheques as at this date. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand.

4.	Accounts Receivable

The accounts receivable balance includes billed and unbilled receivables as follows:

	As of January 31,
	2004	2005
	(U.S. dollars in thousands)
Billed receivables, net	$9,800	$8,338
Unbilled receivables, net	1,032	1,141

Total	$10,832	$9,479

Included in the unbilled receivables balance above are the unbilled percentage of completion amounts of US$127,000 for fiscal 2005 and US$268,000 for fiscal 2004.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company makes judgments as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable. In determining these percentages, the Company analyzes its historical collection experience and current economic trends. If the historical data the Company uses to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

5.	Inventories

	As of January 31,
	2004	2005
	(U.S. dollars in thousands)
Raw materials	$95	$693
Finished goods	729	491

Total	$824	$1,184

6.	Foreign Exchange Contracts and Fair Value of Financial Instruments

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates expected to occur within the next 12 months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which there is a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables.

The derivative instruments held by the Company as of January 31, 2004 and January 31, 2005 did not qualify as accounting hedges as of January 31, 2004 and January 31, 2005, respectively. The fair value losses on derivatives held as of January 31, 2004 and January 31, 2005 were recognized in the Consolidated Statements of Operations.

As of January 31, 2003 and 2004 the Company had no forward exchange contracts. As of January 31, 2005, the Company had five forward exchange contracts maturing in 2005 to sell US$2.25 million and receive euro in return. The fair value of the contracts as of January 31, 2005 was US$39,000 negative.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of January 31, 2004 the Company had four currency options maturing in February 2004, March 2004, May 2004 and June 2004, each option to sell US$500,000 and receive euro. As of January 31, 2005 the company had no currency options outstanding.

	Year ended January 31,
	2004		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non-Derivatives
Cash and cash equivalents	$36,864	$36,864	$39,180	$39,180
Restricted cash	$1,211	$1,211	$672	$672
Accounts receivable, net	$10,832	$10,832	$9,479	$9,479
Accounts payable	$4,804	$4,804	$4,806	$4,806

Derivatives
Foreign exchange currency options	$(80)	$(80)	$—	$—
Foreign exchange forward contracts	$—	$—	$(39)	$(39)

•	The fair value of cash equivalents, accounts receivable and accounts payable approximates fair value due to the short maturities of those instruments.

•	The fair value of the foreign exchange currency options was obtained from financial institutions.

•	The fair value of the contracts was calculated as the present value of the settlement amount less the current valuation based on the January 31, 2005 spot rate.

The carrying amounts for derivatives in the table are included in the statements of financial position under ‘Other Accrued Liabilities’ caption.

7.	Operating Lease Commitments

The Company’s significant operating leases are for the premises in Dublin, Ireland; Frankfurt, Germany; Dallas, Texas; and London, United Kingdom. In Dublin, the Company leases its corporate headquarters from Cyril P. McGuire, an officer and director of the Company, and John McGuire, a former significant shareholder. These facilities are held under two leases expiring in 2023 and 2025, with rent reviews every five years and options to exit in fiscal 2007 and fiscal 2009, respectively. The rent paid by the company was determined after completion of a survey of the rental market, and the terms of the lease are no less favorable than those that could be obtained in arms-length transactions. The Frankfurt facility lease expires in 2007. The Dallas facilities are held under two leases expiring in 2005 and 2006. The London facility is under a five year lease which expires in 2005. Rent expense, which does not include the expense for facilities that the Company does not occupy, was approximately US$2,206,000, US$2,069,000 and US$1,823,000 for the years ended January 31, 2003, 2004, and 2005, respectively. For the year ended January 31, 2005, lease abandonment costs totaled US$504,000.

For its Frankfurt facility and the Montague Court, Dublin (facility 3) premises, the Company has provided security deposits of US$51,000 and US$227,000 respectively. These amounts are classified as restricted cash on the Consolidated Balance Sheets.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating lease payments in the table below represent future minimum payments for all properties currently leased by the Company, including abandoned properties. Future minimum payments for abandoned properties total US$3.9 million at January 31, 2005. The Company has provisions for abandonments of approximately US$424,000 in relation to these leases. The estimated costs of abandoning these leased facilities, including estimated costs to sublease, were based on market information trend analyses.

	Future Minimum Lease Payments	Future Sublease Income
	(U.S. dollars in thousands)
Year ending January 31,
2006	$3,011	$802
2007	2,663	791
2008	1,612	791
2009	1,548	937
2010	1,690	362
Thereafter	1,975	—

Total minimum lease payments outstanding	$12,499	$3,683

Provisions for abandonments relating to future minimum lease payments of US$424,000 are included in other accrued liabilities at January 31, 2005.

8.	Capital Leases

The following is an analysis of the property acquired under capital leases, and included in property and equipment, by major classes:

	Asset balances at January 31,
	2004	2005
	(U.S. dollars in thousands)
Computers and office equipment	$2,170	$2,284
Motor vehicles	70	73

Total cost	2,240	2,357
Accumulated depreciation	(2,027)	(2,315)

Total, net	$213	$42

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of January 31, 2005 (US dollars in thousands):

Year ending January 31,
2006 minimum lease payments	85
Less: Amount representing interest	(2)

Present value of net minimum lease payments	$83

The present value of net minimum lease payments as of January 31, 2005 was US$83,000 which is due to be paid in total during fiscal 2006.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.	Property and Equipment

Property and equipment consist of the following:

	Year ended January 31,
	2004	2005
	(U.S. dollars in thousands)
Computers and office equipment	$8,351	$8,900
Motor vehicles	70	116
Fixtures and fittings	2,855	3,024

Total cost	11,276	12,040
Accumulated depreciation	(10,288)	(11,216)

Property and equipment, net	$988	$824

During January 2003, the company recorded a charge in connection with the write down of fixed assets of approximately US$1.4 million relating to fixed assets no longer in use.

10.	Other Non-Current Assets

Other non-current asset amortization for the years ended January 31, 2003, 2004 and 2005 was US$7,292,000, US$1,641,000 and US$847,000 respectively. Other non–current asset amortization is estimated to be approximately US$847,000 in the year ending January 31, 2006, US$832,000 in the year ended January 31, 2007, US$784,000 in the year ending January 31, 2008, US$392,000 in the year ending January 31, 2009, and US$292,000 in the year ending January 31, 2010.

	As of January 31, 2004				As of January 31, 2005
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Other non-current Assets-amortizable:
Purchased technology	$14,926	$3,392	$11,470	$64	$14,926	$3,392	$11,493	$41
Trade names	120	—	10	110	120	—	50	70
Customer base	9,735	567	5,348	3,820	9,735	567	6,132	3,036
Covenants	2,492	1,232	1,260	—	2,492	1,232	1,260	—
Total identifiable Intangible

Assets	$27,273	$5,191	$18,088	$3,994	$27,273	$5,191	$18,935	$3,147

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

Other non-current assets were tested for impairment, by comparing the carrying amount of the intangible assets to their estimated fair value. The Company determined the estimated fair value of the assets based upon an independent appraisal, which applied the income approach valuation method, using the discounted estimated cash flows from the assets. The assumptions supporting the estimated cash flows, including the discount rate, reflected

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

management’s best estimates. As a result, the Company recorded a US$3.7 million impairment charge in the year ended January 31, 2003 to reduce other non-current intangible assets to their estimated fair value. Other remaining intangible assets (purchased technology and acquired customer base), which the Company concluded were not impaired, were valued at US$3.1 million at January 31, 2003. The remaining identifiable intangible assets are amortized using the straight-line method over their remaining estimated useful economic lives.

During fiscal 2004, the Company allocated approximately US$2.5 million of purchase price to other non-current assets (acquired customer base of US$2,350,000, purchased technology of US$70,000 and trade names of US$120,000) in connection with the acquisition of CW & Associates, Inc.

During the fourth quarters of fiscal 2004 and fiscal 2005, the Company completed its annual impairment tests and assessments of the carrying value of identifiable indefinite-lived intangible assets and goodwill as required by SFAS 142 and determined its recorded non-current assets were not impaired as of January 31, 2004 and January 31, 2005.

11.	Other Accrued Liabilities

Other accrued liabilities consist of the following:

	As of January 31,
	2004	2005
	(U.S. dollars in thousands)
Provision for lease abandonment	$541	$424
Other	3,758	2,989

Total	$4,299	$3,413

12.	Shareholders’ Equity

The Company’s authorized share capital comprises 100,000,000 Ordinary Shares of US$0.0027 par value per share and 10,000,000 Series B Preference Shares of US$0.0027 par value per share, which may be issued with such special, qualified, preferred, deferred or other rights or privileges or conditions as to capital, dividends, rights of voting or other matters as the Directors may decide.

In July 2001, 2002, 2003 and 2004, the Company’s shareholders approved an agreement which gave the Board the authority to engage in the repurchase of the Company’s outstanding Ordinary Shares. Under the program, up to US$5.0 million of the Company’s Ordinary Shares could be acquired on the open market, or in negotiated or block trades. As of January 31, 2005, the Company had repurchased 753,396 shares at a cost of approximately US$990,000. As of January 31, 2005 approximately US$4.0 million remained available for future repurchases under this program.

In fiscal 2005 the Company’s Advisory Board was issued options to purchase 88,000 of the Company’s Ordinary Shares (44,000 equivalent ADSs) at an exercise price of US$2.63 (US$5.25 per equivalent ADS) granted at fair market value on the date of grant. The options were treated as non employee stock-based compensation under SFAS No. 123 and Emerging Issues Task Force abstract 96-18 (“Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services” (EITF 96-18)). As a result, non-cash stock-based compensation for the period was measured as the fair market value of the option, determined using the Black-Scholes method on the grant date multiplied by the number of options. The option grants vested immediately, resulting in the full stock-based compensation expense of US$101,000 relating to these options being recognized in the three months ended April 30, 2004. An additional US$15,000 of non-employee stock-based compensation was recognized in fiscal 2005.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On March 21, 2000, the Company effected a two-for-one ADS split. Following the split, each ordinary share equaled two equivalent ADSs.

In November 2000, in connection with the acquisition of Exceptis Technologies Limited, the Company exchanged unvested options in that entity for Trintech options. The Company recorded US$20,000, US$nil and US$nil in stock-based compensation related to these options in the years ended January 31, 2003, 2004 and 2005 respectively.

On May 24, 2002 the Company effected a one-for-four reverse split of its issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net income per equivalent ADS is therefore calculated using 50% of the weighted-average number of ordinary shares outstanding during the period. All amounts shown per equivalent ADS have been retroactively adjusted to give effect to the reverse split.

Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish company law and are recorded in accordance with U.S. GAAP. There were no dividends declared or payable by the Company in any of the years presented. At January 31, 2003, 2004 and 2005, the Company did not have any profits available for distribution.

13.	Net Income (Loss) Per Ordinary Share

	Year ended January 31,
	2003	2004	2005
	(U.S. dollars in thousands, except per share data)
Numerator:
Numerator for basic and diluted net Income (loss) per ordinary share—Income (loss) available to ordinary shareholders	$(44,819)	$(3,160)	$2,021

Denominator:
Denominator for basic earnings per Share—weighted-average Ordinary Shares	30,559,410	30,314,419	30,786,268
Effect of employee stock options	—	—	1,574,834

Denominator for diluted net income (loss) per Ordinary Share	30,559,410	30,314,419	32,361,102

Basic net income (loss) per Ordinary Share	$(1.47)	$(0.10)	$0.07

Diluted net income (loss) per Ordinary Share	$(1.47)	$(0.10)	$0.06

ADS used in computing basic net income (loss) per equivalent ADS	15,279,705	15,157,210	15,393,134

ADS used in computing diluted net income (loss) per equivalent ADS	15,279,705	15,157,210	16,180,551

Basic net income (loss) per ADS	$(2.93)	$(0.21)	$0.13

Diluted net income (loss) per ADS	$(2.93)	$(0.21)	$0.12

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.	Employee Benefit Plans

The Company has the following active stock option and purchase plans: the Trintech Group PLC 1997 Share Option Scheme, the Trintech Group PLC Directors and Consultants Share Option Scheme, the 1999 Employee Savings Related Share Option Scheme and the 1999 Employee Share Purchase Plan (the Stock Plans). An aggregate of 6,700,000 Ordinary Shares (3,350,000 equivalent ADSs) has been allocated for issue collectively under the Stock Plans. 1,874,778 Ordinary Shares (937,389 equivalent ADSs) remain available for option grants collectively under the Stock Plans. If an option expires or is cancelled for any reason without having been fully exercised or vested, the unvested or cancelled options will continue to be available for future grant under the Stock Plans.

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

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for the Company’s Irish employees. The 1999 savings related scheme applies to all of the Company’s qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2005 no shares had been issued under this scheme.

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

The 1999 Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation. As of January 31, 2005, 350,188 Ordinary Shares (175,094 equivalent ADSs) had been issued under this plan, of which 138,492 Ordinary Shares (69,246 equivalent ADSs) were issued for a total consideration of approximately US$120,000 during the year ended January 31, 2005.

In November 2001, the Board of Directors of the Company approved an offer to exchange all outstanding unexercised options held by eligible employees granted under the Trintech Group PLC 1997 Share Option Scheme for new options to be granted under the 1997 Trintech Group PLC Share Option Scheme. Under the

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

A summary of the Company’s stock option activity and related information for the years ended January 31, 2003, 2004 and 2005 is as follows:

	January 31, 2003		January 31, 2004		January 31, 2005
	Options	Weighted- average exercise price	Options	Weighted- average exercise price	Options	Weighted- average exercise price
Outstanding at beginning of year	4,153,708	$10.54	4,438,432	$6.67	4,515,240	$4.32
Granted	1,826,078	0.90	1,710,500	1.28	1,813,050	2.52
Cancelled	(400,000)	11.56	(950,116)	7.37	(836,656)	7.44
Forfeited	(1,113,976)	10.01	(471,000)	10.92	(353,674)	7.07
Exercised	(27,378)	0.73	(212,576)	0.73	(312,738)	0.92

Outstanding at end of year	4,438,432	$6.67	4,515,240	$4.32	4,825,222	$3.12

Exercisable at end of year.	1,941,874	$10.71	2,235,096	$6.89	2,312,086	$4.21

	January 31, 2003		January 31, 2004		January 31, 2005
	Fair value	Weighted- Average Exercise Price	Fair value	Weighted- average exercise price	Fair value	Weighted- average exercise price
Weighted-average fair value of options granted during the year for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$0.58	$0.90	$0.92	$1.28	$1.70	$2.52

Exercise prices for options outstanding as of January 31, 2005 ranged from US$0.50 to US$49.50 per share. The breakdown of outstanding options at January 31, 2005 by price range is as follows:

	Outstanding share options			Excercisable share options
Range of exercise prices	Number of share options	Weighted-average remaining life (years)	Weighted-average exercise price	Number of share options	Weighted-average exercise price
$ 0.50 – 1.11	1,062,630	4.73	$0.85	782,680	$0.78
$ 1.12 – 1.25	1,045,000	5.46	1.25	670,000	1.25
$ 1.26 – 2.36	1,169,338	5.95	2.05	237,056	1.67
$ 2.37 – 2.91	1,064,542	6.01	2.71	178,142	2.66
$ 2.92 – 49.50	483,712	2.86	15.64	444,208	16.70

	4,825,222	5.28	$3.12	2,312,086	$4.21

Options have been granted in U.S. dollars since September 1999, previously options were granted in Irish pounds. The U.S. dollar equivalents for disclosure above have been determined using the U.S. dollar rate at the date of each grant.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.	Income Taxes

Income (loss) before provision for income taxes consists of the following:

	Year ended January 31,
	2003	2004	2005
	(U.S. dollars in thousands)
Ireland	$(40,348)	$(9,549)	$(804)
Foreign	(4,363)	6,389	2,948

Total	$(44,711)	$(3,160)	$2,144

The provision for income taxes consists of the following:

	Year ended January 31,
	2003	2004	2005
	(U.S. dollars in thousands)
Current:
Ireland	$59	$137	$(149)
Foreign—National	49	(306)	259
Foreign—State and Local Taxes	—	169	63

Total current	$108	$—	$173

Deferred:
Ireland	$—	$—	$—
Foreign—National	—	—	(50)

Total deferred	$—	$—	$(50)

Total provision for income taxes	$108	$—	$123

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to income before taxes. The sources and tax effects of the differences are as follows:

	Year ended January 31,
	2003	2004	2005
	(U.S. dollars in thousands)
Income taxes computed at the Irish statutory income tax rate of 15.71% for 2003, 12.50% for 2004 and 12.50% for 2005	$(7,019)	$(395)	$268
Income (losses) from Irish manufacturing operations taxed/relieved at lower rates	1,755	320	74
Income (losses) subject to higher rates of tax	21	1,160	954
Changes in valuation allowances—Operating losses utilized	—	(1,881)	(1,867)
Changes in valuation allowances—Operating losses not utilized	3,243	1,309	739
Income not subject to tax	(93)	(42)	(124)
State and local tax	—	169	63
Withholding tax	108	—	16
Non-deductible expenses	2,405	—	—
Capital allowances in excess of depreciation	(315)	(640)	—
Non-deductible stock-based compensation	3	—	—

Total provision for income taxes.	$108	$—	$123

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	January 31,
	2003	2004	2005
	(U.S. dollars in thousands)
Deferred tax assets
Net operating loss carryforwards	$15,863	$19,140	$20,241

Total deferred tax assets	15,863	19,140	20,241
Valuation allowance	(15,863)	(19,140)	(20,191)

Net deferred tax assets	$—	$—	$50

As at January 31, 2005, the Company has net operating tax loss carryforwards (NOLs) of approximately US$165 million for tax purposes, which will be available for offset against future taxable income. If not used, the US carryforwards of US$11.7 million will expire between 2014 and 2023. To the extent NOLs, when realized, relate to non-qualified stock option and share deductions, the resulting benefits will be credited to shareholders equity.

The Company has provided full valuation allowances against the NOLs and other deferred benefits in the Irish, US and UK entities due to the history of operating losses in the related tax jurisdictions. No valuation allowance has been provided for against the deferred tax asset recognized in the German entity due to the likelihood of taxable profits in future years to offset the NOLs.

The Company has NOLs and other deferred benefits that are available to offset against future taxable income. Operating activities contributed to the NOLs and the remaining NOLs are attributable to tax deductions related to the exercise of non-qualified stock options and shares.

The Company’s deferred tax asset related to operations and exercised stock options and shares amounted to:

	January 31,
	2003	2004	2005
	(U.S. dollars in thousands)
Operations	$8,342	$11,599	$12,524
Non-qualified stock options	7,521	7,541	7,717

Net deferred tax assets	$15,863	$19,140	$20,241

When realization of the deferred tax asset is more likely than not to occur, the benefit related to the deductible temporary differences attributable to operations is recognized as a reduction of income tax expense. The benefit related to non-qualified stock option and share deductions is credited to additional paid in capital when realized.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance in accordance with SFAS No. 131 “Disclosures about segments of an enterprise and related information” and related interpretations. The Company’s chief operating decision maker is the Chief Executive Officer. During fiscal 2005, the Company changed the way it views its operations. Prior to fiscal 2005, the Company split its operations between Product and Licenses & Services. The Company now views its operations as a split between its Payments and Funds Management Systems (“FMS”) Groups. Prior years have been reclassified for comparative purposes.

Year ended January 31, 2005

(U.S. dollars in thousands)

	Payments Group	Funds Management Systems Group	Segments Total	All Other	Consolidated Total
Revenue	$36,687	$19,108	$55,795	$—	$55,795
Cost of sales	18,570	4,055	22,625	—	22,625

Gross profit	18,117	15,053	33,170	—	33,170
Operating expenses	15,156	9,041	24,197	7,454	31,651

Operating profit	2,961	6,012	8,973	(7,454)	1,519
Non-operating income, net	—	—	—	502	502

Net income	$2,961	$6,012	$8,973	$(6,952)	$2,021

Segment assets	$7,410	$3,253	$10,663	$56,523	$66,186

Year ended January 31, 2004

(U.S. dollars in thousands)

	Payments	FMS	Segments Total	All Other	Consolidated Total
Revenue	$29,047	$14,024	$43,071	$—	$43,071
Cost of sales	14,687	3,097	17,784	1,135	18,919

Gross profit	14,360	10,927	25,287	(1,135)	24,152
Operating expenses	13,943	7,798	21,741	5,918	27,659

Operating loss	417	3,129	3,546	(7,053)	(3,507)
Non-operating income, net	—	—	—	347	347

Net loss	$417	$3,129	$3,546	$(6,706)	$(3,160)

Segment assets	$8,969	$2,687	$11,656	$52,661	$64,317

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended January 31, 2003

(U.S. dollars in thousands)

	Payments	FMS	Segments Total	All Other	Consolidated Total
Revenue	$30,792	$12,064	$42,856	$—	$42,856
Cost of sales	21,781	2,351	24,132	4,720	28,852

Gross profit	9,011	9,713	18,724	(4,720)	14,004
Operating expenses	17,486	6,322	23,808	36,394	60,202

Operating loss	(8,475)	3,391	(5,084)	(41,114)	(46,198)
Non-operating income, net	—	—	—	1,379	1,379

Net loss	$(8,475)	$3,391	$(5,084)	$(39,735)	$(44,819)

Segment assets	$11,357	$2,742	$14,099	$59,414	$73,513

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

The following tables reconcile segment income (loss) before provision for income taxes to consolidated income (loss) before provision for income taxes and segment assets to consolidated total assets.

	Year ended January 31,
	2003	2004	2005
	(U.S. dollars in thousands)
Total income (loss) before taxes for reportable segments	$(5,084)	$3,546	$8,973
Unallocated amounts:
Central overheads	(12,997)	(4,667)	(6,452)
Amortization	(7,292)	(1,641)	(847)
Impairment of goodwill	(12,849)	—	—
Impairment of purchased intangible assets	(3,686)	—	—
Adjustment of acquisition liabilities	—	—	249
Stock-based compensation	(20)	—	(116)
Restructuring charge	(4,270)	(745)	(288)
Interest income (expense), net	716	268	428
Exchange gain, net	771	79	197

Income (loss) before income taxes	$(44,711)	$(3,160)	$2,144

Provision for income taxes	(108)	—	(123)
Net income (loss)	$(44,711)	$(3,160)	$2,144

Total assets for reportable segments as of January 31	$14,099	$11,656	$10,663
Unallocated amounts:
Cash and cash equivalents	42,559	36,864	39,180
Restricted cash	3,132	1,211	672
Value added taxes	617	471	531
Prepaid expenses and other current assets	1,728	1,674	2,556
Property and equipment, net	1,674	988	824
Other non-current assets	3,095	3,994	3,147
Goodwill	6,609	7,459	8,613

Total Assets as of January 31	$73,513	$64,317	$66,186

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The distribution of net revenue by geographical area was as follows:

	Year ended January 31,
	2003	2004	2005
	(U.S. dollars in thousands)
Ireland	$1,128	$312	$79
Germany	8,236	6,889	10,646
United Kingdom	6,398	10,528	19,986
United States of America	17,513	18,918	19,685
Europe (excluding Germany, Ireland and U.K.)	6,922	4,616	3,772
Rest of World	2,659	1,808	1,627

Total Revenue	$42,856	$43,071	$55,795

	As of January 31,
	2003	2004	2005
	(U.S. dollars in thousands)
Long Lived Assets:

Ireland	$10,800	$8,822	$8,213
Germany	36	9	11
United Kingdom	201	137	172
United States of America	67	3,356	4,149
Europe (excluding Germany, Ireland and U.K.)	—	—	—
Rest of World	274	117	39

Total	$11,378	$12,441	$12,584

17.	Government Grants Repayable and Related Loans

The Company received non-interest bearing loans which were repayable at rates linked to future revenues earned in the related markets. The loans were repayable at a rate of 1.4% of total export sales in the period January 1999 to December 2001. Repayments commenced in January 2000 and were completed in November 2004. The Company had credited all such loan amounts to the balance sheet liability account “Government Grants repayable and related loans” as of January 31, 2004. As of January 31, 2005, there were no government grants repayable or related loans outstanding. The Company repaid approximately US$399,000 and US$78,000 in relation to these loans during fiscal 2004 and fiscal 2005, respectively.

Under a research and development agreement between the Company and Enterprise Ireland, the Company has offset US$nil, US$280,000 and US$122,000 against related research and development expenditure for the years ended January 31, 2003, 2004 and 2005. Under the terms of the agreement between the Company and Enterprise Ireland, this grant may be repaid to Enterprise Ireland in certain circumstances; principally the disposal by the Company of intellectual property arising from the grant aided research and development. The Company has not disposed of any such intellectual property through January 31, 2005.

18.	Selected Statement of Operating Data

There were no customers who accounted for more than 10% of revenue in any one of the years ended January 31, 2003, 2004 and 2005.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.	Related Party Transactions

Huttoft Company, an unlimited company which is wholly-owned by certain directors of the Company owns a special non-voting class of shares in Trintech Limited, one of the Company’s Irish subsidiaries. All of the voting shares in the subsidiary are owned by the Company. The shares do not entitle the holders thereof to receive any share of the assets of the Company on a winding up. Trintech Limited may, from time to time, declare dividends to Huttoft Company and Huttoft Company may declare dividends to its shareholders out of these amounts. Any such dividends paid by Trintech Limited are treated as compensation expense by the Company in its financial statements prepared in accordance with U.S. GAAP notwithstanding their legal form of dividends to minority interests in order to correctly reflect the substance of the transactions. There were no dividend payments due to Huttoft Company as of January 31, 2004 or 2005. The amount of dividends included in compensation expense are as follows:

Year ended January 31,
2003	2004	2005
(U.S. dollars in thousands)
315	582	384

As described in Note 7, the Company leases its corporate headquarters in Dublin, Ireland from Cyril P. McGuire, an officer and director of the Company and John McGuire, a former significant shareholder of the Company. The rent paid by the Company was determined after completion of a survey of the rental market, and the terms of the leases are no less favorable than those that could be obtained in arms-length transactions. There were no rent payments due to Cyril P. McGuire and John McGuire in relation to these leases as of January 31, 2004 or 2005. The amounts paid by the Company in relation to these leases included in rent expense are as follows:

Year ended January 31,
2003	2004	2005
(U.S. dollars in thousands)
1,400	1,647	1,724

An additional amount was paid in advance, in accordance with the Company’s contractual obligation of the lease, to Cyril P. McGuire and John McGuire, of US$451,000 as of January 31, 2005. There was US$nil prepaid as of January 31, 2004.

20.	Acquisitions

On August 25, 2000, the Company acquired the outstanding shares of Trintech Limited (formerly known as Checkline plc), a privately held company in the United Kingdom, for total consideration of approximately US$39.3 million subject to final adjustment relating to performance related deferred consideration. The consideration as at January 31, 2005, totaled US$41.1 million. The total consideration comprised the issuance of 300,518 ADSs with a value of US$29 million at the time of the agreement, US$11.8 million in cash, and related costs. A further US$1.25 million may become payable to the former stockholders of Checkline plc if agreement on certain performance criteria being met is reached. This payment would result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded. The total purchase costs as at January 31, 2005, totaling US$41.1 million, comprising the fair value of the shares issued, the cash paid and related transaction costs, have been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce, acquired customer base and a non-compete covenant) of US$9 million, goodwill of US$31.6 million and net assets acquired of US$0.5 million. The Company adopted SFAS No. 142 on February 1, 2002, and reclassified non-current assets relating to assembled workforce of US$343,000

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to goodwill and ceased to amortize US$343,000 of goodwill. Non-current assets were amortized on a straight- line basis over their estimated useful economic lives of three years. During the years ended January 31, 2002, and 2003, the company recognized other non-current asset impairments, principally a non-compete covenant and purchased technology, of US$1.6 million and US$1.0 million, respectively. During January 2003, the Company recognized a charge in its Consolidated Statement of Operations in relation to an adjustment of acquisition liabilities, primarily legal costs, of approximately US$377,000.

On November 15, 2000, the Company acquired substantially all the assets of Sursoft, a privately held company in Latin America, for total consideration of approximately US$11.0 million subject to final adjustment relating to performance related deferred consideration, which was finalized in March 2003, as outlined below. The consideration as at January 31, 2003 totaled US$11.4 million. The total purchase costs comprise US$8.9 million payable in cash over five years, deferred consideration of US$2.2 million payable in cash, and transaction costs of US$0.3 million. Separately, the vendors of the Sursoft assets purchased 87,064 ADSs for a total cash consideration of US$3.5 million. The acquisition agreement with Sursoft shareholders was amended in March 2003. Under the terms of the amended agreement, the Company paid approximately US$451,000 to Sursoft shareholders in April 2003. In addition, the Company paid an additional final amount of US$125,000 in fiscal 2005 which was based on the achievement of agreed performance criteria. The amended agreement reduced the total estimated consideration of US$11.4 million at January 31, 2003, to approximately US$10.3 million, a reduction in deferred consideration of approximately US$1.1 million. In connection with the amended agreement, the Company had a restricted cash balance of approximately US$394,000 as of January 31, 2005, in relation to potential employee restructuring costs associated with its research and development facility in Uruguay. During January 2003, the Company recognized other non-current asset impairments, principally purchased technology of US$590,000.

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

The Company recognized goodwill impairment of US$12,849,000 for the year ended January 31, 2003, in connection with these acquisitions as fully described in Note 20.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 1, 2003, the Company acquired the outstanding shares of CW & Associates, Inc, doing business as DataFlow Services, a privately held company in the U.S., for a total consideration of approximately US$3.9 million subject to final adjustment relating to performance related contingent consideration. The total purchase costs comprise approximately US$3.8 million in cash and transaction costs of US$130,000. In addition, the Company has been and will be required to pay additional performance related contingent consideration equal to 50% of profits, as defined in the purchase agreement, earned by the acquired business for fiscal 2005 and fiscal 2006. The fiscal 2005 performance related consideration of US$1.2 million was paid in the quarter ended April 30, 2005. The additional contingent consideration is subject to certain top-up provisions from profits for fiscal 2007 if the aggregate payments under the provisions for fiscal 2005 and 2006 are less than US$2.5 million. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded. Separately, the vendor of CW & Associates, Inc, purchased 150,000 ADSs for a total cash consideration of US$570,000. CW & Associates, Inc, doing business as DataFlow Services, based in Dallas, Texas, provides a data delivery service supporting customers’ bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form. This acquisition will allow the Company to accelerate the growth of its recently launched statement delivery service. The total purchase costs of US$3.9 million, comprising the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trade names) of US$2.5 million, goodwill of US$850,000 and net assets acquired of US$521,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of six years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

During fiscal 2005 in connection with a lease termination settlement relating to the Company’s Austin facility, the Company recorded an adjustment which reduced acquisition liabilities by US$249,000. Following an impairment review during the fourth quarter of fiscal 2003 the goodwill, in connection with the Company’s acquisitions, was written down to its estimated fair value and consequently the adjustment of acquisition liabilities was recognized in the consolidated statement of operations in the three months ended April 30, 2004.

21.	Goodwill

Goodwill is analyzed as follows:

As of January 31, 2004				As of January 31, 2005
Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
(U.S. dollars in thousands)				(U.S. dollars in thousands)

$91,930	$49,308	$35,163	$7,459	$93,084	$49,308	$35,163	$8,613

In January 2003, the Company recognized an adjustment of an assumed liability of US$1.0 million in connection with the acquisition of Globeset. The adjustment reduced the impairment of goodwill charge for the year ended January 31, 2003 from US$13.9 million to US$12.8 million.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

During March 2003 in connection with the amendment of the Sursoft acquisition agreement, the Company recorded an adjustment which reduced acquisition deferred consideration by US$1.1 million. Following an impairment review during the fourth quarter of fiscal 2003 the goodwill, in connection with the Company’s acquisitions, was written down to its estimated fair value and consequently the reduction in acquisition deferred consideration is recognized in the consolidated statement of operations in fiscal 2004.

During the year ended January 31, 2004, the Company allocated approximately US$850,000 of purchase price to goodwill in connection with the acquisition of CW & Associates, Inc.

During the fourth quarter of fiscal 2004, the Company completed its annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142 and determined its recorded goodwill was not impaired as of January 31, 2004. During fiscal 2005, the Company recorded an adjustment which increased goodwill by US$1.1 million. This related to an additional performance related contingent payment equal to 50% of profits, as defined in the purchase agreement, earned by the acquired business for fiscal 2005. During the fourth quarter of fiscal 2005, the Company completed its annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142 and determined its recorded goodwill was not impaired as of January 31, 2005.

The Company changed its reporting segments in fiscal 2005, as described in note 16, from Product and Licence & Services to Payments and FMS. The impairment analysis at January 31, 2005 was performed using the Licence and Services reporting segment. The carrying value of Goodwill and the other non-current assets at January 31, 2005 relate entirely to the FMS Group. We do not believe that the impairment conclusions reached at this date would have materially changed if the impairment analysis was updated to use the FMS reporting segment.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.	Restructuring Charges

In the first and third quarters of fiscal 2003, the Company recorded restructuring charges of US$3.5 million and US$0.7 million, respectively, primarily due to reducing employee headcount and the closing of excess facilities as the Company concentrated on products with the highest earnings potential. The costs associated with the restructuring plans consist of US$2.3 million for reducing employee headcount and US$1.9 million to consolidate facilities and operations. The Company reduced its workforce by approximately 125 employees including the agreed resignation of John McGuire, the Company’s President, who resigned effective September 16, 2002 and closed facilities in Princeton, Philadelphia and San Mateo. The employee terminations reduced research and development headcount by 87, general and administrative headcount by 24 and sales and marketing headcount by 14, respectively.

In the second, third and fourth quarters of fiscal 2004, the Company recorded restructuring charges of US$434,000, US$273,000 and US$38,000, respectively, primarily related to staff terminations in connection with our research and development facilities in Uruguay and Ireland, as the Company reduced investment in products where the market opportunity has not yet developed, or the market has not expanded, due to economic conditions. In connection with these activities, the Company reduced its workforce by 19 people in the second quarter, 11 people in the third quarter and 5 people in the fourth quarter of fiscal 2004.

In the first and second quarters of fiscal 2005, the Company recorded restructuring charges of US$306,000 and US$45,000 respectively, related to staff terminations in connection with our research and development facility in Uruguay and excess sales and marketing employees in Ireland and the U.S. In the fourth quarter of fiscal 2005, a credit of US$63,000 was recorded which related to a refund of costs associated with staff terminations. In connection with these activities the Company reduced its workforce by 18 employees.

As of January 31, 2005, accrued restructuring charges related to future lease commitments of US$32,000 and staff terminations of US$36,000 which will be paid during fiscal 2006. The following table summarizes the Company’s restructuring activity for the years ended January 31, 2004 and 2005:

	Year ended January 31, (U.S. dollars in thousands)
	Employee Severance and Benefits	Consolidation of Facilities and Operations	Total
Reserve balance February 1, 2003	$45	$1,231	$1,276
Restructuring provision during fiscal 2004	745	—	745
Reclassification of restructuring provision	289	(289)	—
Amounts paid	(951)	(657)	(1,608)

Reserve balance January 31, 2004	$128	$285	$413
Restructuring provision during fiscal 2005	351	—	351
Refund of costs associated with staff terminations	(63)	—	(63)
Reclassification of restructuring provision	61	(61)	—
Amounts paid	(441)	(192)	(633)

Reserve balance January 31, 2005	$36	$32	$68