Form 20-F
period 2006-01-31
TRINTECH GROUP PLC
filed 2006-05-16
CIK 1094316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2006

OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Republic of Ireland

(Jurisdiction of Incorporation or Organization)

Trintech Group PLC

Trintech Building

South County Business Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

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

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period ended January 31, 2006 was 31,034,923 ordinary shares, US$0.0027 par value, represented by 15,517,462 equivalent American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this document, unless otherwise indicated, references to the “Company”, “Trintech” or “we” are to Trintech Group PLC, its consolidated subsidiaries and predecessor entities. In addition, references to “ADSs” are to the American Depositary Shares of Trintech Group PLC, each representing two ordinary shares. Unless otherwise specified, all references to “equivalent ADSs” assumes the conversion of two of the Company’s ordinary shares outstanding into one ADS based on the number of the Company’s ordinary shares outstanding as of the date indicated.

Unless otherwise specified, all reference to U.S. dollars, dollars or US$ are to United States dollars, the legal currency of the United States of America. All references to euro or € are to the euro, the legal currency of the Republic of Ireland and the Federal Republic of Germany. All references to IR£ are to Irish pounds, and all references to the Deutsche mark or the DM are to the Deutsche mark. All references to sterling or U.K. pound sterling are to the pound sterling, the legal currency of the United Kingdom.

Trademarks© 2006, all rights reserved. Trintech®, Trintech and “T” logo™, Trintech The Secure Way to Pay and “T” logo™, S/PAY™, PayWare®, PayWare Everywhere™, PayWare Partner™, PayWare Powered™, PayWare Issuer™, PayWare ezCard™, PayWare Merchant™, PayWare Stores™, PayWare Resolve™, PayWare ERP™, PayWare Call Centers™, PayWare POS™, PayWare EMS™, PayWare CMS™, PayWare ReconNET™, PayWare Guardian™, PayWare Compact 9000I™, PayWare Compact 9400I™, PayWare Compact SDK™,

PayWare 950pp™, PayWare PINPad™, PayWare OpenPOS™, PayWare PrePay™, PayWare Acquirer™, PayWare ePS™, PayWare mAccess™, IPS™, PayWare SmartPIN™, PayWare SmartPIN Link™, PayWare OpenPay™, PayWare Smart™, PayWare Fusion™, PayWare GiftCard, Tracker™, Bank Fee Analysis™ and DataFlow Services™ are trademarks of Trintech. Trintech reserves the right to alter product specifications without notice. This Form 20-F also includes product names and other trade names and trademarks of other organizations.

For purposes of this Form 20-F, all references to “fiscal 2002” shall refer to the fiscal year ended January 31, 2002, all references to “fiscal 2003” shall refer to the fiscal year ended January 31, 2003, all references to “fiscal 2004” shall refer to the fiscal year ended January 31, 2004, all references to “fiscal 2005” shall refer to the fiscal year ended January 31, 2005, all references to “fiscal 2006” shall refer to the fiscal year ended January 31, 2006 and all references to “fiscal 2007” shall refer to the fiscal year ending January 31, 2007.

Forward-Looking Information

This Annual Report on Form 20-F contains forward-looking statements based on the beliefs of the Company’s management. We have based these forward-looking statements on the Company’s expectations and projections about future events as of the date of this Form 20-F, including:

•	general economic and business and industry conditions;

•	attracting and retaining personnel;

•	competition in the electronic payment software, electronic point-of-sale (PoS) systems and transaction reconciliation markets;

•	implementing the Company’s business strategy and leveraging the Company’s competitive strengths;

•	developing and introducing new services and products;

•	demand for Chip and Pin electronic PoS systems;

•	average selling prices for the Company’s products;

•	the likelihood that the Company becomes involved in litigation;

•	the financial performance of the Company;

•	projected working capital requirements of the Company;

•	the effect of accounting pronouncements and standards on the Company’s financial condition and operating results;

•	obtaining and expanding market acceptance of the Company’s services and products; and

•	meeting the Company’s requirements with customers.

The words “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. Such statements reflect the Company’s views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully under Item 3.D “Key Information—Risk Factors”, as well as elsewhere in this Annual Report on Form 20-F and in the Company’s other filings with the U.S. Securities and Exchange Commission, or SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Form 20-F. We undertake no obligation to publicly update or revise any forward-looking statements.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required.

Item 2.	Offer Statistics and Expected Timetable

Not required.

Item 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statement of operations data for the years ended January 31, 2004, 2005 and 2006 and the consolidated balance sheet data at January 31, 2005 and 2006 are derived from the Company’s consolidated financial statements, which have been audited by Ernst & Young and are included in this Form 20-F. The selected consolidated statement of operations data for the years ended January 31, 2002 and January 31, 2003 and the consolidated balance sheet data at January 31, 2002, January 31, 2003, and January 31, 2004 are derived from the Company’s audited consolidated financial statements which are not included in this Form 20-F. This table is a summary and should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Company’s consolidated financial statements included elsewhere in this Form 20-F.

	Year Ended January 31,
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Product	$26,104	$9,165	$10,318	$18,848	$10,824
License	30,240	22,418	22,867	23,567	23,598
Service	11,997	11,273	9,886	13,380	14,203

Total revenue	68,341	42,856	43,071	55,795	48,625

Cost of revenue:
Product	19,476	11,148	7,586	13,088	13,571
License	10,448	9,248	5,313	3,725	3,601
Service	8,681	8,456	6,020	5,812	5,200

Total cost of revenue	38,605	28,852	18,919	22,625	22,372

Gross margin	29,736	14,004	24,152	33,170	26,253
Operating expenses:
Research and development	20,597	10,349	8,280	9,169	9,612
Sales and marketing	18,719	10,297	8,689	9,473	9,538
General and administrative	17,891	15,354	10,587	12,007	11,535
Restructuring charge	5,320	4,270	745	288	661
Amortization of goodwill and intangible assets	31,705	2,573	507	847	847
Impairment of goodwill and intangible assets	38,102	16,535	—	—	(3,061)
Adjustment of acquisition liabilities	—	804	—	(249)	—
Adjustment of acquisition deferred consideration	—	—	(1,149)	—	—
Stock-based compensation	840	20	—	116	—

Total operating expenses	133,174	60,202	27,659	31,651	29,132

(Loss) income from operations	(103,438)	(46,198)	(3,507)	1,519	(2,879)
Interest income net	2,961	716	268	428	1,082
Exchange gain (loss), net	523	771	79	197	(151)

(Loss) income before provision for income taxes	(99,954)	(44,711)	(3,160)	2,144	(1,948)
Provision for income tax	(85)	(108)	—	(123)	407

Net (loss) income	$(100,039)	$(44,819)	$(3,160)	$2,021	$(1,541)

Basic net (loss) income per Ordinary Share	$(3.30)	$(1.47)	$(0.10)	$0.07	$(0.05)

Shares used in computation of basic net (loss) income per Ordinary Share	30,341,559	30,559,410	30,314,419	30,786,268	30,997,352

Diluted net (loss) income per Ordinary Share	$(3.30)	$(1.47)	$(0.10)	$0.06	$(0.05)

Shares used in computation of diluted net (loss) income per Ordinary Share	30,341,559	30,559,410	30,314,419	32,361,102	30,997,352

Basic net (loss) income per equivalent ADS	$(6.59)	$(2.93)	$(0.21)	$0.13	$(0.10)

ADSs used in computation of basic net (loss) income per equivalent ADS	15,170,780	15,279,705	15,157,210	15,393,134	15,498,676

Diluted net (loss) income per equivalent ADS	$(6.59)	$(2.93)	$(0.21)	$0.12	$(0.10)

ADSs used in computation of diluted net (loss) income Per equivalent ADS	15,170,780	15,279,705	15,157,210	16,180,551	15,498,676

	January 31,
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,750	$42,559	$36,864	$39,180	$34,745
Marketable securities	47,976	—	—	—	—
Working capital	49,217	32,448	28,384	29,890	27,521
Total assets	123,258	73,513	64,317	66,186	66,131
Non-current liabilities	4,082	1,875	682	—	—
Total shareholders’ equity	90,431	45,083	41,354	43,146	41,786

See note 13 of the Notes to Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net (loss) income per equivalent ADS. Basic and diluted net (loss) income per equivalent ADS has been calculated after giving effect to a two-for-one ADS split effected on March 21, 2000 and a one-for-four reverse split on May 24, 2002 of the issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net (loss) income per equivalent ADS is therefore calculated using 50% of the weighted-average number of ordinary shares outstanding during the period. All amounts shown per equivalent ADS have been retrospectively adjusted to give effect to the reverse split.

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

Fiscal Year Ended January 31,	High	Low	Period Average	Period End
2002	$0.9395	$0.8370	$0.8854	$0.8594
2003	1.0861	0.8613	0.9674	1.0739
2004	1.2853	1.0545	1.1485	1.2452
2005	1.3625	1.1801	1.2476	1.3049
2006	1.3465	1.1667	1.2326	1.2158

Month	High	Low
2005
October	$1.2148	$1.1914
November	1.2067	1.1667
December	1.2041	1.1699
2006
January	1.2287	1.1980
February	1.2100	1.1860
March	1.2197	1.1886
April	1.2624	1.2091

On April 28, 2006, the noon buying rate for the euro expressed in U.S. dollar per €1.00 was US$1.2624.

B.	Capitalization

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

The Company’s software products and PoS devices are complex and, accordingly, may contain undetected errors or be subject to intermittent failures when first introduced or as new versions are released. This may result in the loss of, or delay in, market acceptance of the Company’s products. In fiscal 2006, we discovered certain technical issues that gave rise to the intermittent failure of certain hardware products after their introduction to the market. As a result, we experienced delays in release, lost revenues and customer frustration during the second quarter of fiscal 2006. We worked closely with our customers during the third quarter of fiscal 2006 on the successful resolution of these issues and recommenced product shipments towards the end of that quarter. We may in the future discover additional technical issues and scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Company incurred a provision of US$5.0 million in fiscal 2006 relating to the technical issues mentioned above and the resultant extension of warranty periods for these hardware products. This provision was estimated by management following extensive discussions with both customers and third party suppliers of repair and rework services and is considered sufficient at this point in time. However, given the complex nature of the products, which are the subject of the extended warranty period, it is possible that this warranty provision may not be sufficient to cover the final total cost of repair of the relevant products and the potential cost of litigation or customer claims. As a result, this warranty provision may need to be increased and such an increase may have a material adverse effect on the Company’s business, financial condition and result of operations.

In addition, our ability to generate and deliver on future sales may be negatively impacted by adverse Company publicity and damage to our reputation caused by high failure rates in our products and by the continuing need to allocate substantial management time in order to resolve this issue. Agreement has been reached with the majority of our customers in relation to the resolution of issues caused by hardware failures and a product upgrade program has commenced and is due to continue in fiscal 2007. The Company may not be able to reach agreement in a timely manner with all of our customers in relation to the resolution of issues caused by hardware failures.

The Company’s reliance on two third parties to manufacture the Company’s electronic PoS system products involves risks including, in particular, reduced control over the manufacturing process and product quality.

The Company’s electronic PoS system products are currently manufactured by Plexus Corp. (UK) Limited (“Plexus”) and by Benchmark Electronics Ltd. (“Benchmark”). These companies purchase many of their products and components from one or a limited number of suppliers. The Company’s reliance on two outsourced manufacturers, which in turn are reliant on a limited number of component suppliers, involves significant risks, including:

•	reduced control over delivery schedules, quality assurance and cost

•	the potential lack of adequate manufacturing capacity

•	the potential misappropriation of the Company’s intellectual property

We must make binding forecasts as much as three months in advance of expected delivery dates. If product sales do not meet these forecasts, the Company’s cashflow would be adversely impacted and the risk of the Company’s inventory becoming obsolete would increase. If either contractor ceases manufacturing the Company’s electronic PoS system products or increases its prices, we may not be able to rapidly obtain alternative capacity at a comparable price. Any delay in delivery of products to the Company’s customers or any increase in manufacturing costs could have a material adverse effect on the Company’s business and results of operations.

Because we warrant the quality of the Company’s electronic PoS system products to the Company’s customers, we have been required to repair or replace such products at the Company’s own expense.

The Company’s plan to migrate its business towards a software and transaction services business model will present risks and may have an adverse effect on its financial performance.

The Company continues to examine a range of strategic options with regard to its Payments business and plans to migrate its business towards a software and transaction services business model. This will involve growing organically our Funds Management Systems (“FMS”) business. This growth is expected to be driven by increased investment in the development of the next generation of our FMS product platform to facilitate international expansion and the growth of our existing financial services business. However, such product platform may contain errors or defects or may not gain the market traction that the Company expects. In addition, further investment will also be made in the international sales and marketing function of the FMS business, which is designed to drive revenue growth in new geographic markets. However, such revenue growth may not materialize. If the migration of our business model to a software and transaction services business mix is not successfully executed, such migration may have an adverse effect on our financial performance.

Some of the Company’s products, particularly in the unattended payment market, are relatively new to market and in the early stages of adoption, and continued adoption of the Company’s products is not assured.

Some of the Company’s products, particularly in the unattended payment market, are still in relatively early stages of commercialization. Any unanticipated performance problems or bugs that we have not been able to detect could result in additional development costs, diversion of technical and other resources from the Company’s other development efforts, negative publicity regarding us and the Company’s products, harm to the

Company’s customer relationships and exposure to potential liability claims. In addition, if our products do not enjoy wide commercial success and product acceptance and adoption is sluggish, the Company’s long-term business strategy will be adversely affected.

We depend on a few key personnel to manage and operate us.

The Company’s success is largely dependent on the personal efforts and abilities of the Company’s senior management. Following headcount reductions from fiscal 2003 through to fiscal 2006, the Company has reduced the number of executives and is more dependent for its future success on the remaining executives. The loss of certain members of the Company’s senior management, including the Company’s chief executive officer and president, could have a material adverse effect on the Company’s business and prospects.

Following headcount reductions from fiscal 2003 through to fiscal 2006, the Company’s success is also dependent on some remaining key employees who are skilled in payments, funds management, transaction reconciliation, exception and risk management, internet and other technologies. The loss of these key individuals could have a material adverse effect on the Company’s business.

If we are unable to retain and attract highly skilled personnel with experience in the electronic payment, banking and retail industries, we may be unable to grow the Company’s business.

We are dependent upon the ability to attract and hire, when necessary, as well as train and retain highly skilled technical, sales and marketing, engineering, support and other highly skilled personnel with knowledge in payments, funds management, transaction reconciliation, exception and risk management, internet and other technologies. Competition for experienced and qualified personnel is intense. As a result, we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced and qualified personnel. Based on the Company’s experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of the Company’s sales personnel, and the failure to do so could have a material adverse effect on the Company’s business, operating results and financial condition.

Recent environmental EU regulations may necessitate material capital expenditures for environmental control facilities.

Certain of our hardware products include lead and other substances that are the subject of environmental restrictions that are due to be introduced in the European Union (EU) as of July 1, 2006. The Company has established processes to reduce hazardous substances in our products, which has positioned us well to meet the environmental restrictions on product content of the Restriction on Hazardous Substances (RoHS) directive within the EU. The Company is also in contact with our third party manufacturers to ensure compliance on the products received by suppliers. To our knowledge, compliance with environmental laws and regulations has had no material effect on our operations to date. However, the Company could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party damage or personal injury claims, if we were to breach environmental laws or if our products were found not to comply with environmental laws.

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

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

•	the size and timing of orders

•	currency fluctuations

•	product mix

•	the rate of acceptance of new products, product enhancements and technologies

•	purchasing and payment patterns of the Company’s customers

•	the Company’s pricing policies and those of the Company’s competitors

•	ability to control costs

•	deferral of customer orders

•	customer buying cycles and changes in these buying cycles

•	general condition of market or markets served by the Company’s customers

•	general economic factors, including economic slowdown or recession

•	product or service quality problems, including product defects and related warranty claims, reserves and upgrade program expenses

•	impact of declines in net revenue in a particular quarter as compared to the relatively fixed nature of the Company’s expenses in the short term

•	impairment charges arising from recent acquisitions or future acquisitions

•	economic conditions which may affect the Company’s customers and potential customers’ budgets for IT expenditure

•	timing of product implementations which are highly dependent on customers’ resources and discretion

•	timing and market acceptance of new products or product enhancements by either the Company or the Company’s competitors

In addition, the Company’s revenue is difficult to predict for several reasons. These reasons include:

•	recognition of a substantial portion of the Company’s revenue in the last month of each quarter historically

•	the market for the Company’s software products, and the Company’s competitive landscape, is rapidly changing

•	the sales cycle for some of the Company’s products is typically 6 to 12 months and varies substantially from customer to customer

•	service contracts in our transaction reconciliation business can be cancelled with 30 days notice

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

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer, president and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business.

If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed. Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules, have created and may continue to create uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and may be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment, requires the commitment of significant financial and managerial resources. The Company has determined that the first year it will be required to comply with Section 404 will be for its fiscal year ending January 31, 2008. In that regard, the Company has formed an internal control steering committee, a project team, engaged outside consultants and is in the process of implementing a detailed project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified and validate through testing that our controls are functioning as documented. In fiscal 2006, the Company finalized the control and process documentation relating to its primary business cycles, and is in the process of developing a detailed test program to test the controls during fiscal 2007. Nonetheless, our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.

The Company’s business is subject to currency fluctuations that can adversely affect the Company’s operating results.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts the Company’s operating results. The Company’s expenses are not necessarily incurred in the currency in which revenue is generated and, as a result, we are required from time to time to convert currencies to meet the Company’s obligations. These currency conversions are subject to exchange rate fluctuations and changes to the value of the euro and the pound sterling, relative to other currencies, could adversely affect the Company’s business and results of operations. Although the U.S. dollar strengthened during fiscal 2006 against both the euro and pound sterling, future strengthening of the euro and pound sterling against the U.S. dollar could negatively impact the Company’s margins.

In addition, the Company’s consolidated financial statements are prepared in euro and translated into U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, the Company’s net income may be diminished when reported in U.S. dollars in the Company’s financial statements.

We have historically depended on sales of the Company’s electronic PoS systems for payment card transactions to customers located in Europe for a significant portion of the Company’s total annual revenues.

A significant portion of the Company’s total revenue historically has been derived from the sale of the Company’s electronic payment card PoS system products. We have historically marketed the Company’s electronic PoS system products solely in Europe, and particularly in Germany and the UK. For fiscal 2006, the Company’s customers in these countries accounted for over 93% of the Company’s electronic PoS system product revenues. However, there was no customer which accounted for greater than 10% of the Company’s total revenue in fiscal 2006. Any material reduction in demand for the Company’s electronic PoS system products could adversely affect the Company’s business, financial condition and results of operations. For example, in fiscal 2006 the Company experienced a US$8.0 million decrease in product revenues from electronic PoS system products compared to fiscal 2005, due primarily to the reduction in demand for chip-based card payment systems (Chip and Pin) solutions in the UK and reduced demand for our products in Germany.

Average selling prices for electronic PoS system products may continue to decline, adversely affecting the Company’s results of operations, particularly the Company’s revenue and operating and net income.

The market for electronic PoS system products is characterized by increasing price competition, which historically has caused the average selling prices of the Company’s electronic PoS systems to decrease over the life of each product. To offset declines in the average selling prices of these products, we will need to continue to reduce the cost of these products by implementing cost reduction design changes and successfully managing manufacturing and subcontracting relationships. We do not operate our own manufacturing facilities and, as a result, we may not be able to reduce the Company’s costs as rapidly as companies that operate their own manufacturing facilities. If we do not design and introduce lower cost versions of the Company’s electronic PoS system products in a timely manner or successfully manage our manufacturing relationships, margins on the Company’s electronic PoS system products will decrease. A decrease in margins or an accelerated decrease in average selling prices could have a material adverse effect on the Company’s business, financial condition and results of operations.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made seven such acquisitions. The acquisitions we have made have resulted in amortization of acquired intangible assets and impairment of goodwill and diversion of the Company’s management’s attention. As a result of these acquisitions, the Company’s operating expenses have increased. Furthermore, an economic slowdown may impact the revenues from the acquired businesses and may not be sufficient to support the costs associated with those businesses without adversely affecting the Company’s operating margins.

We intend to continue to evaluate opportunities to acquire additional product offerings, complementary technologies and businesses. For example, in February, 2006, we acquired substantially all of the assets of Assurity Technologies, Inc. (“Assurity”), a US-based privately held provider of enterprise process management systems for general ledger account reconciliation, review and certification, for an initial consideration of approximately US$2.0 million subject to final adjustment relating to performance related contingent cash consideration.

We may be unable to locate further attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuance of equity securities, the expenditure of a significant portion of the Company’s available cash, the incurrence of debt and contingent liabilities, which could materially adversely affect the Company’s results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Furthermore, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, thereby adversely affecting the Company’s operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and the Company’s failure to do so could have a material adverse effect on the Company’s results of operations.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell the Company’s software products and services.

The markets for the Company’s electronic payment software and transaction reconciliation software and services are rapidly evolving and changing. The market is influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. The Company’s ability to enhance existing products and to design, develop, introduce and support new software products, on a cost effective and timely basis, that meet changing market needs and respond to technological developments is critical to the Company’s future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of the Company’s competitors. We may be unable to develop interoperable products and widespread adoption of a proprietary or closed electronic payment standard could preclude us from effectively doing so. Also, the number of businesses and cardholders engaged in electronic commerce may not grow or could decrease, reducing the potential market for the Company’s electronic commerce products. In addition, if the Company fails to effectively respond to future changes in the rapidly developing markets in which it operates, or if customers choose not to use our product, then the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

We are, from time to time, subject to legal proceedings and adverse determinations in these proceedings could harm the Company’s business.

We are, from time to time, involved in lawsuits and legal proceedings, which arise in the ordinary course of business. Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation, either instituted by or against the Company, may be necessary to resolve issues that may arise from time to time in the future. An adverse resolution of these matters could materially adversely impact the Company’s financial position and results of operations.

Cost-reduction efforts may adversely impact the Company’s productivity and service levels and our ability to develop new products and respond to market changes.

Beginning in fiscal 2002, we instituted various cost-control measures affecting various aspects of the Company’s business operations. We had a reduction in the Company’s workforce of approximately 18% in fiscal 2002, approximately 30% in fiscal 2003, approximately 17% in fiscal 2004, approximately 5% in fiscal 2005 and approximately 4% in fiscal 2006, excluding the acquisition of DataFlow. The overall headcount decreased by approximately 6% and approximately 3% in fiscal 2005 and fiscal 2006 respectively, including DataFlow. As a result of involuntary employee terminations, employee morale and productivity was negatively impacted. If we are not successful in increasing our revenues, we may in the future be required to take additional cost-saving actions to reduce the Company’s costs and to conserve cash. The failure to achieve such future cost savings could have a material adverse effect on the Company’s financial condition. The actions taken to date, or that may be taken in the future, may have an adverse impact on the Company’s employees’ morale and productivity. We could experience voluntary terminations by key technical and sales employees and, as a result, the future competitiveness of the Company’s products and business, and the future results of the Company’s operations may be materially negatively impacted and we may be unable to react to market changes in a timely fashion.

The Company’s stock has experienced in the past and may continue to undergo extreme market price and volume fluctuations.

Stock markets in general, and the Nasdaq Stock Market in particular, have experienced extreme price and volume fluctuations, especially in recent years. Broad market fluctuations of this type may adversely affect the market price of the Company’s ADSs. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of the Company’s stock has experienced, and may continue to undergo, extreme fluctuations due to a variety of factors, including, but not limited to:

•	general and industry-specific business, economic and market conditions

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to the Company’s past acquisitions

•	changes in, or the Company’s failure to meet, analysts’ or investors’ estimates or expectations

•	public announcements concerning us, including announcements of litigation, loss of major customers, reduction or delay in orders by major customers or errors or defects in the Company’s products

•	introductions of new products or services, technological innovations or announcements of significant contracts by us or the Company’s competitors

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or the Company’s competitors

•	adverse developments in patent or other proprietary rights

•	limited trading volume

We historically derived a significant amount of the Company’s revenues from a limited number of customers.

A significant percentage of the Company’s revenue historically has been derived from a limited number of the Company’s customers, primarily customers for the Company’s PoS products. Although there was no customer which accounted for greater than 10% of the Company’s total revenue in fiscal 2006, approximately 9% of the Company’s total revenue for fiscal 2006 was attributable to the Company’s three largest customers. By comparison, in fiscal 2005, 12% of total revenue was attributable to the Company’s three largest customers. UK customers accounted for approximately a third of the Company’s top ten customers in fiscal 2006 largely due to the residual effects of the Chip and Pin migration in the UK. The future loss of any major customer, or any reduction or delay in orders by any major customer, could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

We have incurred losses during much of the Company’s operating history and we may not be able to consistently maintain profitability.

We incurred net losses of US$1.5 million in fiscal 2006, US$3.2 million in fiscal 2004, US$44.8 million in fiscal 2003 and US$100.0 million in fiscal 2002 (we were profitable in fiscal 2005). We may, in the future, incur losses on both a quarterly and annual basis. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to increase the Company’s revenues to maintain quarterly profitability and a positive cash flow. We may not be able to generate sufficient revenues to consistently sustain profitability.

The Company’s historical declining cash balance and low stock price may affect the Company’s potential and current customers’ and partners’ perception of the Company’s viability, which in turn could affect the Company’s ability to close sales and partnership transactions, and may also affect the Company’s ability to consummate acquisitions of products, technologies or businesses. Notwithstanding the fact that we have a substantial cash balance, concerns about the Company’s perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal 2004, fiscal 2005 and fiscal 2006. We attribute these concerns primarily to the following: we are not yet consistently profitable on a full fiscal year basis and thus must use the Company’s cash balance (offset by revenues) to fund the Company’s operations and acquisition related cash requirements; the Company’s stock price experienced a dramatic decline from 2000 to 2002; the Company’s stock price has been, and continues to be, volatile; and some of the Company’s competitors are better funded, more established, or significantly larger than we are.

We will continue to use the Company’s cash balance (offset by revenues) to fund the Company’s operations to sustain profitability on a full fiscal year basis (which may not occur). We expect these concerns about the Company’s ability to generate sufficient revenues to sustain profitability to continue during fiscal 2007.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of the Company’s products.

Third parties have in the past claimed, and may in the future claim, that the Company’s current or future products infringe their proprietary rights. For example, in August 2004 a complaint was filed by Verve in the Northern District of California alleging that we, along with six other parties, had breached Verve’s intellectual property rights in relation to PoS products. Verve sought unspecified damages. While this claim was dismissed, there can be no assurance that other parties will not make claims in the future. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of the Company’s products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

Increased competition may result in decreased demand for the Company’s products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for electronic payment software, electronic PoS systems and transaction reconciliation solutions, is intensely competitive and we expect competition to continue to increase. The Company’s competitors include Lipman, VeriFone, Ingenico, Hypercom, Prism, Provenco and Thales/Krone for the Company’s electronic PoS system products, and Transaction System Architects, Retail Logic, Comms XL, Commidea, Smart Technologies Solutions (STS), Checkfree, Valuelink, CardTech and Chesapeake System Solutions for the Company’s software products. Some competitors in the Company’s market have longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services, which compete with the Company’s products or services. Furthermore, several of the customers who currently use the Company’s products or the public companies with whom we have entered into strategic relationships to use and market the Company’s products, may develop competing products. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for electronic payment or transaction reconciliation solutions.

We face risks associated with the Company’s international operations that could harm the Company’s financial condition and results of operations.

Historically, a significant percentage of the Company’s revenues have been generated by the Company’s international operations, and the Company’s future growth and success are in part dependent on continued growth and success in international markets. We expect this trend to continue.

As is the case with most international operations, the success and profitability of the Company’s international operations are subject to numerous risks and uncertainties that include, in addition to the risks the Company’s business as a whole faces, the following:

•	difficulties in travel due to war, terrorism or health warnings, preventing free movement of our employees to existing and potential customer sites

•	differing regulatory and industry standards and certification requirements

•	the complexities of foreign tax jurisdictions

•	reduced protection for intellectual property rights in some countries

•	currency exchange rate fluctuations

•	import or export licensing requirements

•	foreign currency controls

The standards for electronic commerce payment transactions that we support may not achieve broad market acceptance or market acceptance may be slower than anticipated.

An important aspect of the Company’s business strategy is to continue to develop software products that support approved security standards for payment card transactions over the Internet. The emergence of the new 3-D Secure protocol is an important development, which is approved by Visa in its Verified by Visa initiative and by MasterCard in its SecureCode initiative. The Company is providing support for the 3-D Secure protocol in its financial transaction processor acquiring products, and may do so in other products where market opportunities are identified. However, the rate of adoption of the 3-D Secure standard, and its optional extensions for chip, mobile commerce and voice messaging, is unknown. Future sales of the Company’s payment products may be adversely affected if these standards do not achieve broad market acceptance.

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

Indirect sales channels accounted for approximately 5% of the Company’s total revenue in fiscal 2004, approximately 3% of the Company’s total revenue in fiscal 2005 and approximately 9% of the Company’s total revenue in fiscal 2006. We have established relationships with a limited number of resellers and systems integrators and consultants. Some of these are new, early-stage relationships and, as such, are generally untested and many historical relationships have been unsuccessful, particularly those channels focused on the market for electronic payments for internet payment transactions. The Company’s growth may be limited by its inability to develop these new relationships.

We may be unable to protect the Company’s proprietary rights. Unauthorized use of the Company’s technology may result in development of products which compete with the Company’s products.

The Company’s success depends in part on the Company’s ability to protect the Company’s rights in the Company’s electronic payment and PoS system technology. We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect these rights. We also seek to avoid disclosure of the Company’s trade secrets through a number of other means, including entering into confidentiality agreements with the Company’s employees, consultants and third parties to seek to limit and protect the distribution of the Company’s proprietary information regarding this technology. However, we cannot assure you that any of the Company’s proprietary rights with respect to the Company’s products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of the Company’s products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of a breach. In addition, should a breach occur of which we are aware, we may not have adequate remedies to protect the Company’s rights in the Company’s electronic payment and PoS system technology.

The Company’s industry and the Company’s customers’ industry are subject to government regulations that could limit the Company’s ability to market the Company’s products.

The Company’s current and prospective customers include non-U.S. and U.S. state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, the Company’s products and services must be designed to work within the extensive and evolving regulatory constraints under which the Company’s customers operate. If the Company’s products fail to comply with regulations applicable to the Company’s customers, or if we cannot respond in a timely and cost-effective manner to changes in the regulatory environments of each of the Company’s customers, the Company’s product sales could be materially adversely affected, which could have a material adverse effect on the Company’s business, prospects and results of operations.

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

We have developed strategic relationships with larger public companies. Historically, we have relied in part on these relationships to co-market the Company’s products and generate leads for the Company’s direct sales force, particularly in the market for electronic payment solutions for internet payment transactions. However, these relationships are not exclusive, and the third party generally is not obligated to market the Company’s products or provide leads. We will need to establish additional strategic relationships to further successfully grow the business.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of the Company’s shareholders differ from, and may be more limited than, the rights of shareholders in typical United States corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

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

The Company does not currently deduct the expense of employee stock option grants from the Company’s income based on the fair value method. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment, requiring companies to change their accounting policies to record as an expense the fair value of stock options issued to employees. We are required to adopt SFAS 123(R) beginning on February 1, 2006. The change in our accounting policy with respect to the treatment of employee stock option grants is expected to have a materially adverse affect on earnings.

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

During fiscal 2004, 2005 and 2006 we invested US$605,000, US$528,000 and US$1.1 million, respectively, in the purchase of furniture, fixtures and equipment, as well as for further investment in our management information systems.

B.	Business Overview

We are a leading provider of secure payment infrastructure and transaction reconciliation solutions globally. In our Payments business, we develop, market and sell a comprehensive suite of software and electronic PoS systems that enable electronic payments in multiple channels. In our FMS business, we develop, market and sell a comprehensive suite of transaction reconciliation software products and services which allow our customers to optimize enterprise funds management and payment lifecycle management including account reconciliation and risk management functions for their receipts and payments transactions.

Through the Company’s portfolio of feature-rich electronic PoS systems and software products, we offer solutions for use by retailers, financial institutions, payment processors, healthcare providers and network operators. The Company’s comprehensive suite of products enables secure end-to-end payment and funds management solutions to automate the entire payment transaction and reconciliation process.

The Payment Industry

The payment industry has rapidly grown throughout the world since the 1970s when banks and merchants first began to encourage widespread use of credit cards and other forms of cashless payment by consumers. Use of these cards has increased significantly. Initially, this growth took place at the countertop in a merchant’s store, and later through mail order, telephone order and via the internet. In addition, the introduction of payment card alternatives, such as chip-based smart cards, prepay and debit cards has further fueled both the use of payment cards and the overall growth of the payment industry.

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

To mitigate the risk of fraud, demand is growing for chip-based card payment systems as an alternative to traditional magnetic swipe cards. The introduction of chip cards is expected, by the payment industry, to significantly reduce the risk of counterfeiting. In 2005, chip-based card payment systems reduced counterfeit and fraud by 24% in the UK, compared to 2004, according to APACS, the UK payments association. This coincides with the introduction of personal identification numbers (PIN) rather than signature for card holder validations. The major card schemes including VISA and MasterCard have introduced mandates to drive Chip and Pin migration. Chip and Pin migration is leading to the upgrading of retail payment systems as well as creating demand for unattended payment systems for self service payment at locations such as petrol pumps, kiosks and vending machines, primarily in Europe. In the European Union and Asia Pacific regions, this mandate became effective in January 2005.

The advent of chip cards authenticated using a PIN increases opportunities for merchants to conduct transactions securely without an attendant being present. Industry segments with the greatest adoption rates of unattended payment technologies to date include the fuel and kiosk / vending market segments.

The growth of pre-paid accounts has led to the introduction of consumer products such as stored value payment cards, pre-paid gift cards, and mobile pre-payment. Indeed, the growth of this market has coincided with the growth and relative maturity of the mobile phone market. Originally, mobile pre-payment (or top-up) was necessary to allow mobile carriers to capture customers who did not have good credit standing. However, as the market developed, customers began signing up for this service as a means of controlling their spending and for freedom from commitment to a post-pay service.

The emergence of electronic gift card solutions has allowed retailers to significantly reduce their cost of paper handling for traditional gift card products, and to reduce fraud. Electronic gift card products can also increase sales and allow the retailers to integrate refund and loyalty functions onto one platform together with gift cards.

The growth of payment card transactions and the evolution of the channels for electronic payment, in conjunction with increased risk of payment card fraud, has driven the need for more comprehensive, secure and effective hardware and software payment products that can cost-effectively process and manage these transactions.

The Need for Reconciliation

Merchants accept payments in all forms of currency and tender types, including debit and credit cards, cash and checks, gift certificates and many newer forms of payments such as gift cards. Regardless of the payment method, the merchant needs to ensure the information recorded at the store PoS system matches up with the deposits that are made at the bank and coordinated with general ledger activity or related applications throughout the organization. For companies with multiple depositing locations or high volumes of card transactions, this manual process becomes quite labor intensive. This manual process results in high costs to the organization in terms of people, errors, lengthy cycle times, and fails to provide adequate corporate controls. It also leads to unexplained shortages that are difficult to track, increased idle balances that are not brought forward for use by the business, and higher fees paid for inefficient bank account structures.

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

The Need for Security and Authentication

Losses incurred as a result of payment card fraud can hit the bottom-line profitability of banks through administrative costs and charge-offs. For physical world PoS transactions, the use of Chip and Pin is being mandated by the card associations within individual regions to combat counterfeit cards. The widespread implementation of Chip and Pin is expected to lead to fraud migration to cardholder-not-present (CNP) environments such as call centers, mail order and the internet. In 2005, chip-based card payment systems reduced counterfeit and fraud by 24% in the UK, compared to 2004, according to APACS, the UK payments association. We believe that the higher incidence of fraud and repudiation in CNP transactions is primarily caused by inadequate consumer authentication and identity verification measures, inadequate merchant authentication and verification measures, and lack of security shielding and encryption within databases which contain sensitive consumer or payment data.

The Need for Dispute Management

Disputes arise when a cardholder does not accept an item on his statement for any reason. A dispute becomes a chargeback when the card issuer initiates a dispute procedure through its card scheme, having determined that a transaction may be invalid for any number of reasons. There are three main types of payment disputes that may give rise to a chargeback—(i) the cardholder does not recognize the transaction, (ii) the cardholder asserts that he/she did not carry out the transaction, and (iii) the cardholder has a problem with a transaction that he/she did carry out. All three may require different actions to be carried out by the issuing bank.

The traffic between the issuer and the financial transaction processor (acquirer) during the chargeback dispute process is in the form of electronic transactions which, just like normal transactions, are transmitted through the relevant payment system network. In some cases, either party may also need to send specified items of documentation in addition to these electronic transactions. There are typically low levels of automation in dispute management and the cost of processing chargebacks can be significant. Also, banks may be faced with writing-off the value of a dispute if it has not been processed correctly or within the time period specified by the card scheme. Particularly for high volume issuers and acquirers, the use of systems that provide automation, decision support, compliance with card scheme regulations, and document management, is critical to reduce and control processing costs and maintain quality customer service levels.

The Need for Electronic Gift Cards

Since 1997, sales of gift cards in the U.S. have grown 15 percent to 35 percent annually, with 2004 sales estimated at US$55 billion, according to the Tower Group. As demand for gift cards continue to grow, many retailers, especially in Europe, are now evaluating the operational costs of their current paper based systems and are seeking cost efficiency by migrating to electronic gift card processing. In addition, retailers with existing outsourced electronic gift card solutions are also evaluating their per transaction based fee structures and the alternative cost benefits of migrating to in-house gift card programs with additional customer benefits.

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

Secure Technology. The Company’s products have been developed using innovative, robust, cryptographic technologies. Our various products incorporate security algorithms including DES, Triple DES and RSA private/public key and other advanced proprietary algorithms. As well as supporting card scheme standards, such as Europay-Mastercard-Visa (EMV) Chip and PIN, we have also developed solutions to add further security beyond the levels mandated by the card schemes for payment transactions.

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

Expertise in the Transaction Reconciliation and Payment Infrastructure Industries. We believe the Company’s 19 years of experience in both the payments and transaction reconciliation industries has enabled us to develop unique solutions for the management of payment transactions in the physical world and over the internet as well as card based payments, checks and cash based payments, all to the highest security standards. We also believe that this industry focus has enabled us to develop strong and close relationships with our customers, banks and other service providers in the industry.

Broad Geographical and Market Reach. The Company has continued to build innovative new products and services in response to geographical and market demands, particularly in the area of transaction reconciliation. Building on the success of PayWare ReconNET in North America, our reconciliation product suite is now also being marketed and sold in both the UK and mainland Europe, alongside our secure payment solutions.

Trintech’s Growth Strategy

The Company’s mission is to be a leading worldwide provider of software and transaction services solutions to the payments industry with an emphasis on growing transaction reconciliation solutions. The key components of the Company’s strategy are:

Leverage Multi-Channel Payment Expertise. We will continue to build on the Company’s 19 years of experience in the payment industry where we believe we can leverage our existing and new product set. A major focus of our development efforts is in enhancing the functionality and use of our existing product set to meet market needs.

Maintain the Company’s Focus on Customer Service. We have a large existing customer base and we work hard to ensure that they are satisfied with the solution they have licensed and the service we provide. We leverage the Company’s existing customer base by introducing them to additional Trintech products across a range of payment channels. We are working to grow the Company’s customer base worldwide and plan to maximize the potential of this customer base by continuing to pursue a cross-selling and up-selling strategy.

Continue to Build Strategic Relationships and Expand Channels of Distribution Globally. We have strategic relationships and distribution agreements with a number of companies including Retail Business Solutions, Wincor Nixdorf, Torex Retail, Dresser Wayne and Scheidt & Bachman in the Payments business and Technolab and Spectrum in the FMS business. These relationships have provided a number of competitive advantages, including access to product development plans, joint marketing opportunities and referral lead-generation for the Company’s direct sales force as well as sales made directly by the Company’s partners. We intend to continue to enter into development, marketing and distribution alliances to produce, promote and distribute the Company’s solutions for specific market segments.

Build Strong Brand Recognition. We maintain leading brand names, PayWare ™, in the Payments business and, ReconNet and AssureNet, in the FMS business. The Company’s strategy is to promote and strengthen the Company’s brand equity and visibility through excellent service and a variety of marketing and promotional campaigns.

Trintech Products

The Company’s products are designed to provide flexible, vendor neutral, secure payment and transaction reconciliation solutions and have a proven track record of delivering tangible benefits to retailers, financial institutions, payment processors, healthcare providers and network operators. The Company’s products can be deployed on a stand-alone basis, combined with each other to provide an end-to-end secure solution, or integrated with third party products. In addition, the Company’s products support a broad range of communication protocols and security standards. The Company’s products also support multiple currencies, languages and payment protocols. In connection with the license of the Company’s products, we provide a range of support services to the Company’s customers including preventative maintenance, compliance, upgrades, site inspections and 24-hour telephone and on-line support.

The Company has two business segments: Payments and FMS. The following table summarizes the Company’s significant product lines under the Payments and FMS business segment headings and their associated target customer base.

Product Line—Payments	Target Customer Base
PayWare Resolve PayWare CMS Issuer PayWare CMS Acquirer PayWare Acquirer	Any business that processes and services payment card based transactions or issues on-line payment cards including banks, financial institutions, payment service providers, internet or commerce service providers and telecommunication companies.

PayWare Merchant PayWare GiftCard PayWare PrePay PayWare SmartPIN Compact PoS Systems and PinPads PayWare EPS Smart 5000 PayWare OpenPay range PayWare EMS	Any business selling goods or services that accepts payment cards in an attended or unattended environment including retailers, payment service providers, internet or commerce service providers, telecommunication companies and online purchasers.

Product Line—Funds Management Systems	Target Customer Base

ReconNET AssureNET GL On Demand Solutions Dataflow Transaction Network Treasure eNET	Any business seeking to manage their transaction verification, reconciliation, process management and compliance as well as automate the retrieval of transaction data normally delivered in bank statements.

Financial Institution and Payment Service Provider Focused Products

PayWare Resolve, PayWare CMS Issuer, PayWare CMS Acquirer and PayWare Acquirer are primarily used by banks and financial transaction processors. This product suite supports the payment transaction processing needs of both the merchant’s bank and the cardholder’s bank. It uses scalable and interoperable payment architecture for Windows and UNIX platforms and supports modular payment components for specific financial instruments and operating environments. This product suite provides financial institutions with the ability to issue on-line payment cards, capture and process card-based payment transactions and manage and resolve disputed payment card transactions in both the physical world and over the internet. The principal products sold by us to banks and financial transaction processors are:

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

Retailer and Merchant Focused Solutions

The Company’s solutions for the merchant market are designed to meet requirements for accepting payments and processing transactions in a variety of merchant environments including retail, call centers, mail order and on the internet as well as provide transaction reconciliation solutions for all types of payment transactions, including card-based, check and cash payments.

The Company’s PayWare suite of products for the merchant and retailer market includes:

•	PayWare Merchant is a comprehensive card payment server solution that allows merchants to accept card payments through electronic PoS systems, call centers and the internet. It contains the following functionality:

•	rapid online authorization and automatic settlement

•	EMV Chip and Pin processing

•	secure monitoring and reporting

•	scalable, resilient and fault tolerant

•	supports multicurrency including dynamic currency conversion (DCC)

•	supports CNP fraud prevention initiatives for payer authentication

•	PayWare GiftCard is an electronic gift card solution that enables retailers and specialist gift card providers to take control of their gift card program. The product’s core capabilities include:

•	allows retailers and specialist gift card providers to cost effectively design, launch and operate an end-to-end electronic gift card program in-house

•	provides a broad range of configurable parameters and an easy to use interface

•	helps retailers to design unique gift card products both quickly and easily

•	gives retailers more control over their customer information, greater flexibility over the variety of programs they can offer and a return on investment superior to either paper-based gift certificates or outsourced electronic gift cards

•	PayWare PrePay enables electronic pre-pay or top-up for a subscriber account and can be used for cellular pre-pay, long distance calling cards, pre-paid payment cards, utility and housing payments and gift/online stored value cards. This product is designed to allow merchants and telecommunications operators to reduce their costs of distributing top-up vouchers and allow for the management of customer accounts electronically. It provides the following functionality:

•	fully configurable to support a range of top-up transaction types (On-line / Off-line PIN)

•	comprehensive transaction analysis and reporting

•	credit checking/ merchant balance handling

•	handles multiple network operators

•	PayWare SmartPIN is a comprehensive solution that enables retailers to accept EMV Chip and Pin cards at point-of-sale. This comprehensive solution comprises a number of components including PoS and unattended hardware, integration tools, estate management systems (EMS) and payment authorization software. In addition, PayWare SmartPIN LINK offers a wireless solution for Chip and Pin for the restaurant and hospitality sectors. Key features of this solution are:

•	certified by EMV, VISA PED and ZKA

•	caters for PoS, unattended and wireless environments

•	easy integration with retailer PoS systems

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

•	Compact 9000 range of PoS terminals provides a versatile and secure point-of-sale platform for card payments, prepay and gift cards across a range of retail sectors either in stand-alone or networked installations. It has a high-speed thermal printer and uses a new modular software architecture which facilitates the future deployment of new payment applications. Key features include:

•	large, easy-to-read back-lit graphic display

•	easy-to-use and reliable magnetic swipe card reader

•	smart card reader compliant with international EMV standards

•	high speed processor

•	modular software architecture with an easy-load printer

•	Compact 9400i GPRS is a variant of the Compact 9000 range which uses the GPRS mobile phone network to connect to authorization and payment hosts. GPRS is fast, reliable and also more cost-effective compared with traditional dial-up communications. This product has also enabled retailers to deploy terminals in locations that have no landline communications such as newsagent stands, kiosks, snack bars and exhibition stands.

•	Compact 950-PP is a highly secure PIN Pad with integral chip card reader. It allows retailers to accept chip cards, including international EMV payment cards, and allows the cardholder validate themselves by entering a PIN number securely. This product supports industry public key encryption standards including DES, Triple DES and RSA. The current model has the following features:

•	certified to accept international EMV chip cards

•	certified to accept a range of national debit and electronic purse schemes

•	tamper proof and tamper evidence features to detect manipulation

•	online and offline PIN verification

•	Smart 5000 is a high performance PINPad designed to meet the requirements of chip card acceptance and secure PIN entry at point-of-sale. This device has a card reader that reads both chip cards and magnetic swipe cards and is designed to meet the needs of retailers who want to handle both traditional magnetic swipe cards and new chip payment cards in the same manner:

•	combined chip and magnetic stripe card reader

•	certified to accept international EMV chip cards

•	fast transaction speeds

•	non-proprietary open Linux platform

•	approved by VISA and ZKA as being tamper proof

•	PayWare EMS is a comprehensive management system that enables easy remote management of a distributed estate of devices and terminals. It ensures that entire estates of deployed devices and terminals can be centrally managed and controlled. PayWare EMS caters for a variety of terminal applications including payment, top-up, EMV and PIN.

PayWare OpenPay: Solutions for the Unattended Payment Environment

Building on over 19 years experience in developing secure electronic PoS equipment, the Company has expanded its product offering into the emerging market for unattended secure payments. These solutions address the unique challenges of unattended payment environments including pay-at-pump systems, ticketing, vending machines, kiosks, parking machines and self-scanning checkouts in the retail industry.

•	PayWare OpenPay UPT (Unattended Payment Terminal) has been designed based on the proven OpenPay SPM secure payment module, and its modular system design accommodates different combinations of PINPads, card readers and displays. The OpenPay UPT allows Original Equipment Manufacturers (OEMs) to seamlessly integrate card based payment and other transaction services on their systems.

Key features of the OpenPay UPT range include:

•	easy integration into new and existing equipment

•	vandal resistant and weather-proof keyboard

•	flexible and powerful LINUX platform

•	certified to accept EMV card payments

•	OpenPay UPT 4000 is the Company’s latest unattended payment terminal, targeted at petrol stations, convenience stores and supermarkets that need a compact, powerful pay-at-pump terminal. The UPT 4000 is certified to the PCI security requirements for PIN and supports EMV chip, magnetic stripe and contactless cards.

•	PayWare OpenPay SPM (Secure Payment Module) allows electronic equipment vendors and OEMs to easily add payment functionality to various devices. The OpenPay SPM is an “off-the-shelf” payment module which significantly shortens the design, development and certification time of the end product for OEMs. It also has key features such as a secure keypad, magnetic and chip card readers, communications interface, cryptography and payment libraries.

FMS products: Reconciliation and Funds Management

The Company’s reconciliation and funds management solutions offer our customers more control over their accounting and treasury lifecycle by optimizing enterprise funds management and payment lifecycle management. Building on the success of ReconNET in North America, the Company is bringing its reconciliation and funds management products to new markets in Europe, in response to customer demand for transaction management solutions. The Company has also recently launched a new business unit within the FMS unit, ‘On-Demand’ Solutions, for cash management, reconciliation, and data collection, processing, aggregation and delivery.

The complete suite of reconciliation and funds management products from our FMS division includes:

•	ReconNET provides a comprehensive transaction management, account reconciliation and risk management solution for merchants, banks, utilities, telecommunications and financial service providers. Merchants accept payments in all forms of currency and tender types, including debit and credit cards, cash and checks, gift certificates and many new forms of payments such as gift cards. Regardless of the payment method, the merchant needs to ensure the information recorded at the store point-of-sale matches up with the deposits that are made at the bank. This system streamlines the identification, workflow management and resolution of financial transaction exceptions. This includes the reconciliation and exception management of disbursements, suspense accounts, lock boxes, etc. It also allows customers to audit and manage their bank fee expenses through our Bank Fee Analysis module.

•	AssureNET GL is a self-documenting internal control solution for general ledger account reconciliation and certification. It provides organizations with a comprehensive workflow and analysis tool that helps improve compliance and reduces financial risk. Powerful risk management features enable detailed analysis, reporting and documentation of current and potential risk, and quality assurance tracking tools allow for qualitative and policy-driven assessments to be performed and compared historically, ensuring that operational improvements continue to occur over time.

•	On-Demand Solutions provides a hosted solution for cash management, reconciliation, and data collection, processing, aggregation and delivery. On-Demand Solutions are designed to provide a cost-effective way for businesses to increase the efficiency of their cash management and reconciliation processes while avoiding the upfront costs of IT resources, application servers, software licenses, implementation and maintenance. On-Demand Solutions offers the combined power of the ReconNET reconciliation system, and the Treasure eNET treasury workstation, with the convenience of the DataFlow Transaction Network to automate, simplify and improve enterprise workflow processes.

•	Dataflow Transaction Network allows our customers to outsource the daily retrieval, processing, aggregation and delivery of bank statements and account analysis files, and, therefore, to eliminate data acquisition costs and effort, increase cash flow, and minimize exposure to fraud. DataFlow provides validated data from any bank, formatted for easy import into any type of financial system. By using Dataflow’s financial data delivery, customers can reduce manual processes and errors, save operational costs and increase cash flow through minimizing overdraft fees and shortening month end procedures.

•	Treasure eNET is a hosted treasury workstation that automates the core treasury operations of an organization enabling financial officers to better manage all accounting functions, funds transfers, investments and cash. Treasure eNET eliminates the need for multiple system spreadsheets, increases reliability in financial reporting and decision-making, streamlines administrative efforts, and reduces manual errors. Enhancing visibility and operational control, it also allows corporate treasurers to better manage the challenges of Sarbanes-Oxley compliance requirements, particularly for organizations managing high volumes of data across multiple locations and countries.

Services

To complement and support the Company’s product offerings, we provide the Company’s customers with the following services:

•	Consulting services. The Company’s consulting team provides comprehensive project management, using sophisticated methodologies and tools to identify customers’ business objectives and requirements for payment solutions. We implement these solutions with the Company’s customers according to mutually agreed plans and milestones. We also provide in-house product consultation, and provide technical services to design or enhance customers’ existing information technology infrastructure.

•	Educational and training services. The Company offers educational and training programs targeted specifically at users and administrators of customers’ information technology systems. These programs are tailored to provide customers with the technical knowledge to operate the Company’s solutions.

•	Configuration and implementation services. The Company provides services to configure and customize the Company’s solutions to meet the customer’s particular needs and to integrate the Company’s products into the customer’s other processing, accounting and communications systems. The Company’s experienced professional services engineers also perform on-site implementation services to manage, in conjunction with the customer’s information technology resources, the implementation of their new systems through the testing and acceptance phases of the overall implementation plan.

•	Post contract customer support services. The Company maintains a customer support help desk and technical support organization at our offices in Dublin, London and Dallas. We offer telephone and web support for many of our products 24 hours a day, seven days a week. We also have field technical support personnel who work directly with our sales force, distributors and customers. Customers may elect to purchase a maintenance contract, renewable annually or for multiple years. Under these contracts, we agree to provide corrections for identified program errors for supported versions of our software and hardware products, version upgrades for software, telephone consultation, and web-based access to solutions, patches and documentation.

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

The Company’s software is developed using Java, C, C++, C#, COBOL, Smalltalk, Power Builder.net and web programming languages and standards, and incorporates the following features:

•	System Architecture. The Company’s products are modular in design and flexible in implementation, so that they can be rapidly adapted to address specific customer requirements. We employ an object oriented systems architecture, allowing us to add and re-use functionality across existing and new products, lowering the Company’s product development costs. The Company’s modular design can improve the Company’s time to market for new products.

•	Security and encryption. Due to the sensitive nature of the data handled by the Company’s products, we have developed significant expertise in encryption technology. Where appropriately deployed, this functionality incorporates advanced security algorithms including DES, Triple DES and RSA private/public key and other advanced proprietary algorithms.

•	Protocols and infrastructure. It is critical that the Company’s products be interoperable with a wide range of payment networks and customer information technology systems. The Company’s products therefore feature advanced application programming interfaces (APIs) to facilitate interoperability with payment systems and applications. The Company’s products also support a variety of communications protocols, including internet and telecommunications protocols such as X.25, ISDN and ATM, as well as specific bank authorization and settlement protocols.

•	Support of widely accepted technologies. The Company’s products are configured to run on operating systems and to support databases widely adopted by the payment and transaction reconciliation industry. This includes the Linux, Windows and UNIX operating systems and Oracle and Microsoft databases. They are also designed to integrate easily with enterprise resource planning software systems, such as the SAP R/3 system.

Customers

We have a customer base of over 1,200 banks, financial transaction processors, card associations, card companies, payment service providers, merchants and technology companies. From inception through January 31, 2006, we had shipped over 325,000 electronic PoS systems and entered into over 8,500 licenses of secure payment and transaction reconciliation software. Our top revenue generating customers in fiscal 2006, by customer segment in alphabetical order, are as follows:

Financial Transaction Processors	Merchants
Bankart	Argos
Bank of America	De Vere Hotels
Promisant	Next
Tatra Banka	Phones 4U
The TJX Companies	Shell

PrePay Processors	Point-of-sale Processors
Alphyra EVS GmbH	ADT
Deutsche Telekom AG T-Com	Cardprocess
Cardtech
DVB
Tokheim

Sales and Marketing

The Company’s sales and marketing efforts are targeted at three principal regions:

•	Europe, Middle East and Africa,

•	North and South America, and

•	the Asia-Pacific region

The Company’s principal market is the USA, which represented 43% of the Company’s total revenue in fiscal 2006. The UK was our second largest market, representing 28% of the Company’s total revenue in fiscal 2006.

The Company’s sales strategy for all product lines is to use the Company’s direct sales force in conjunction with indirect distribution channels, such as regional distributors and sector-specific leaders.

Direct Sales Channel

We have direct sales offices in Dublin, Ireland; Frankfurt, Germany; London, England; Rotterdam, Holland and Dallas, Texas. These offices coordinate direct sales and manage indirect sales channels in the various regions. Due to the technical nature of the Company’s products, members of the direct sales force are often supported by pre-sales technical support staff who are key to closing sales contracts and winning customer confidence.

The Company’s direct sales accounted for approximately 91% of the Company’s total revenues in fiscal 2006. At January 31, 2006, we employed 32 direct sales people who primarily target card associations, banks, financial transaction processors, telecommunications operators, large merchants and network operators.

Indirect Sales Channel Strategy

To further facilitate worldwide market penetration and complement the Company’s direct sales efforts, we have expanded and plan to further expand indirect sales channel relationships. These relationships primarily act as referrals for the Company’s direct sales force.

We currently have active distribution relationships with Sterling Commerce, Fiserv- Freedom, Technolab, Spectrum, Retail Business Solutions, Wincor Nixdorf, Torex Retail, Dresser Wayne and Scheidt & Bachman. The following describes the Company’s current indirect sales channel relationships:

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

Wincor Nixdorf. The Company’s current agreement with Wincor Nixdorf gives Wincor Nixdorf the non-exclusive right to distribute Trintech’s payment solutions including Chip and Pin PoS products, PayWare EMS and PayWare Merchant to retailers and banks within the U.K.

Torex Retail. The Company’s current distribution partnership with Torex Retail gives Torex Retail the non-exclusive right to distribute Trintech’s complete portfolio of Chip and Pin solutions including the Smart 5000 terminal and PayWare EMS within the U.K.

Dresser Wayne. The Company’s current distribution partnership with Dresser Wayne gives Dresser Wayne the non-exclusive right to distribute Trintech’s complete portfolio of Chip and Pin solutions including the OpenPay UPT 4000, Smart 5000 terminals and PayWare EMS within the fuel retail market.

Scheidt & Bachman. The Company’s current distribution partnership with Scheidt & Bachman gives Scheidt & Bachman the non-exclusive right to distribute Trintech’s payment solutions including Chip and Pin solutions, the OpenPay UPT 3000, PayWare Merchant and PayWare EMS within selected European markets.

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

Each of the Company’s development centers has been chosen for its combination of access to global markets, local product knowledge and the availability of skilled personnel. We have now concentrated research and development in the following centers:

•	Dublin, Ireland: electronic PoS systems and payment software including encryption and authentication

•	Dallas, Texas: transaction reconciliation products and services

•	Montevideo, Uruguay: card issuance and card management solutions

•	London, United Kingdom: electronic PoS systems, stored value products and merchant payment software.

For the fiscal years 2004, 2005 and 2006 approximately 19%, 16% and 20% of the Company’s revenues, respectively, were dedicated to research and development expenses. Research and development expenses for fiscal 2006, fiscal 2005 and fiscal 2004 totaled US$9.6 million, US$9.2 million and US$8.3 million, respectively. The increase in research and development expenses in fiscal 2006 was primarily due to increased investment in unattended payment products and in the development of the next generation of our FMS product platform. The increase in research and development expenses in fiscal 2005 was primarily due to additional investment in new and existing products and the impact of the declining value of the dollar as against the euro and the pound sterling, which was partially offset by a reduction in the number of research and development employees from 136 at January 31, 2004 to 114 at January 31, 2005.

Manufacturing

We outsource the fabrication, testing and packaging of the Company’s electronic PoS system products to Plexus and Benchmark, enabling us to concentrate the Company’s resources on product design and software development. We believe this eliminates the high cost of owning and operating a manufacturing facility. The manufacturing facilities of Plexus are located in the United Kingdom. The facilities of Benchmark are located in the United Kingdom, Ireland and Thailand.

We maintain a manufacturing management team that oversees the manufacture of the products by our outsourced manufacturers to ensure that the Company’s specifications are met. These employees have extensive knowledge of the Company’s products and expertise in software quality assurance techniques. Members of the team conduct on-site inspections of the manufacturing facilities of the Company’s subcontractors as well as periodic assessments of products shipped by the Company’s subcontractors to us. We also participate on beta release teams and provide initial training materials for customer support and service.

Raw Materials

Our third party manufacturers purchase many sophisticated components and products from one or a limited number of qualified suppliers. Our products utilize industry-standard and semi-customized components and subsystems. While such components are generally available, we have experienced delivery delays from time to time because of high industry demand or the inability of some vendors to consistently meet our quality or delivery requirements.

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

In the electronic PoS systems market, we principally compete with Lipman, VeriFone, Ingenico, Hypercom, Prism, Provenco and Thales/Krone. Indirectly, we also compete with local firms that offer country-specific alternatives. In addition, several of the Company’s electronic PoS system products compete with software solutions designed by customers’ in-house engineering departments. Competition has in the past caused us to reduce the average selling prices of the Company’s electronic PoS systems, and we expect this trend to continue.

In secure payment and transaction reconciliation software markets, the competitive landscape varies by product line. There is no competitor that we compete with across all product lines. We compete with Transaction System Architects, Retail Logic, Comms XL, Commidea, Smart Technologies Solutions (STS), Checkfree, Valuelink, CardTech Limited and Chesapeake System Solutions for individual products. Additionally, we experience significant competition from existing and potential customers that develop, implement and maintain their own proprietary payment solutions similar to the Company’s payment software solutions, for both the physical world and the internet.

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

The Company’s patents include the following:

Field of Application	Regions Issued	Regions Pending
Credit card verifier	U.S.	—

A PIN pad	—	Ireland and rest of Europe

A transaction processing system	Ireland, U.K.	—

Point of sale transaction processing system	—	Ireland

Point of sale transaction terminal	Ireland, U.K., Germany	—

Circuit security (security box)	Ireland	—

Merchant disputed transaction management system (MDM)	Ireland	—

Transaction dispute management system and method (ICS/MERCS)	Ireland, U.K.	—

These issued patents and the pending patent applications cover key areas of the Company’s payment software for payment card transactions in the physical world and over the internet, as well as the Company’s electronic PoS system products.

The Company’s registered trademarks include the following:

Trademark	Regions Issued
Trintech	European Union, Ireland, U.S.

Trintech—The Secure Way to Pay	European Union, Ireland,

PayWare	European Union, U.S.

PayWare Resolve	European Union

ReconNET	U.S.

PayWare Guardian	European Union

Compact 9000	European Union

PayWare Acquirer	European Union

Making Payment Systems Pay	European Union

PayGate	European Union, Ireland

Pay Purse	European Union, Ireland, U.S.

S/PAY	European Union

In addition to patents, trademarks and technology licenses, the Company has developed an extensive portfolio of copyrights, know-how and trade secrets over the past 19 years as it has developed solutions for the payment industry. Except for the intellectual property described above, we are not currently dependent on any intellectual property that is of material importance to the Company’s business or profitability.

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

Trintech Limited (Ireland), is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the voting securities of Trintech Limited (Ireland) are owned by the Company. The principal activity of Trintech Limited (Ireland) is research and development and the licensing of patents.

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

Trintech Limited (United Kingdom), a wholly-owned subsidiary, is incorporated in the United Kingdom. All of the outstanding capital stock of Trintech Limited (United Kingdom) is owned by the Company. The principal activity of Trintech Limited (United Kingdom) is the sale of electronic PoS system products and payment and transaction reconciliation software.

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

CW & Associates, Inc., doing business as DataFlow Services, is a wholly-owned subsidiary and is a Texas corporation. All of the outstanding capital stock of CW & Associates, Inc. is owned by the Company. CW & Associates, Inc. is the provider of a data delivery service supporting customers’ bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form.

D.	Description of Property

The Company’s principal European development center and the Company’s principal executive and administrative offices are located in Dublin, Ireland. The Company’s principal trading offices for North and South America are located in Dallas, Texas. The Company also has offices for development and sales and marketing personnel in Frankfurt, Germany; Dallas, Texas; London, England; Montevideo, Uruguay and Rotterdam, Netherlands.

As at January 31, 2006 we leased the facilities described below:

Description	Square Footage	Used by The Company	Sub-leased	Available For sub-lease	Earliest lease termination date
Ireland
Dublin—Facility 1	22,565	15,856	6,709	—	2006
Dublin—Facility 2	29,400	7,567	21,833	—	2009

U.S.A.
Dallas	22,000	22,000	—	—	2006

U.K.
London—Facility 1	9,462	9,462	—	—	2010
London—Facility 2	1,600	—	1,600	—	2009

Germany	4,014	4,014	—	—	2007

Uruguay	2,800	2,800	—	—	2008

Netherlands	635	635	—	—	2006

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

A.	Operating Results

Overview

The Company is a leading provider of transaction reconciliation and payment infrastructure solutions to retailers, financial institutions, payment processors and network operators globally. Built on 19 years of experience, the Company’s solutions manage each area of the payment transaction cycle—authentication, authorization, settlement, dispute resolution and reconciliation—enabling its customers to reduce transaction costs, eliminate fraud, minimize risk, maximize cashflow and increase profitability. The Company has two business segments: Payments and FMS.

Payment Business

Payments is engaged in marketing and selling the Company’s electronic PoS system products, primarily the Compact 9000 family of PoS devices, the Compact 950-PP Pin Pad, the Smart 5000 Pin Pad and the OpenPay Unattended Payment Technology (“UPT”) range of products, marketing and selling licenses for the Company’s payment software products for payment card transaction software and performing related maintenance, development and installation services. The Payments business generated revenues of approximately US$27.6 million in fiscal 2006, US$36.7 million in fiscal 2005 and US$27.3 million in fiscal 2004.

As the POS industry undergoes enormous change predominantly driven by EMV security specifications and enhanced functionality requirements, a variety of transaction types are becoming increasingly important for merchants including ATM functionality, gift card / loyalty card and unattended payments. Within the Payments business, future investment will be focused on the two growth areas of electronic gift card and unattended solutions.

In February 2004, the Company announced the launch of its Payware Gift Card solution. Electronic gift card solutions allow merchants to set-up and run their own gift card programs in-house. In fiscal 2006, the Company generated gift card revenues of approximately US$996,000, which is expected to form the base for further growth in this area in fiscal 2007.

In December 2003, a new prototype secure payment solution, targeted at outdoor and unattended payment environments (“OpenPay 3000”), was introduced. This product sought to address the requirements of “pay-at-pump” for petroleum companies, product and ticket vending machines, parking and prepaid mobile recharge applications. The product offered an opportunity for the Company to establish a strong position in the growing unattended marketplace. Revenues generated from this product in fiscal 2006 amounted to US$2.7 million. However, the investment in research and development and sales and marketing required to convert this prototype into a marketable product has resulted in losses being incurred within this business unit in fiscal 2006. Management believes that this business unit is well positioned to secure new contracts and grow revenues in fiscal 2007.

The Company believes that unattended payments present a significant market opportunity. In this regard, the Company recently announced at the Cartes 2005 Trade Show in Paris, the launch of the Open Pay 4000 range which is targeted at the fuel retailers and forecourt system integrators that need compact powerful pay at pump payment terminals that are compliant with the latest payment security standards. The Company also announced that Payware Open Pay had been awarded the new Visa, MasterCard and JCP payment card industry certification for encrypting pin pads, commonly known as PCI.

In fiscal 2006, the Company discovered certain technical issues that gave rise to the intermittent failure of certain hardware products after their introduction to the market. As a result, the Company experienced delays in product release, lost revenues and customer frustration during the second quarter of fiscal 2006. We worked closely with our customers during the third quarter of fiscal 2006 on the successful resolution of these issues and recommenced product shipments towards the end of that quarter. The Company may in the future discover additional technical issues and scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors. As a result of such developments, the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Company incurred a provision of US$5.0 million in fiscal 2006 relating to the technical issues mentioned above and the resultant extension of warranty periods for these hardware products. This provision was estimated by management following extensive discussions with both customers and third party suppliers of repair and rework services.

FMS Business

FMS is primarily engaged in marketing and selling licenses for the Company’s transaction reconciliation software and related maintenance, development and installation services. FMS includes the business of DataFlow which is engaged in the retrieval, processing, aggregation and delivery of all transaction data in daily bank statements. The FMS business generated revenues of approximately US$21.1 million in fiscal 2006, US$19.1 million in fiscal 2005 and US$14.0 million in fiscal 2004. The FMS business has in excess of 400 customers.

FMS has developed a suite of transaction reconciliation solutions that deliver secure authentication, authorization, settlement, dispute resolution and reconciliation for a wide range of industry sectors such as retailing and financial services. Over the last three years, the Company has taken a number of steps to build the FMS business and expand its product offering, as follows:

•	The Company expanded its position in the transaction reconciliation market by acquiring CW & Associates, Inc., trading as DataFlow Services, effective November 1, 2003. DataFlow Services provides a data delivery service supporting customers’ bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form.

•	In July 2005, the Company announced the release of ReconNet ES, the latest version of its flagship reconciliation and account balancing application. ReconNet ES incorporates major advances in technology that are designed to benefit large multinational enterprises, including high volume processing power, significantly strengthened security controls and support for multiple languages through internationalization.

•	In September 2005, the Company unveiled its new internal control software reconciliation solution for general ledger maintenance at the Sarbanes-Oxley Conference and Exposition held in Baltimore, Maryland.

•	In December 2005, in partnership with Kyriba Corporation, a leading provider of real-time, web-based, on-demand, cash management solutions, the Company announced the availability of Treasure eNet, a treasury and cash management system that aggregates all banking, market and third-party data to and from financial partners, through a unique data exchange point, enabling enterprises to manage current and future cash flows centrally.

•	In February 2006, the Company announced the opening of a new office in the Netherlands to meet increased European demand for Trintech’s account reconciliation and process management solutions.

•	In February 2006, the Company also acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.0 million subject to final adjustment relating to performance related contingent consideration. Assurity provides an enterprise process management system for general ledger account reconciliation, review and certification. The product, AssureNET, is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. The acquisition strengthens our market position with customers benefiting from AssureNET functionality being integrated into Trintech’s ReconNET, to provide an end-to-end solution for general ledger account reconciliation, review, certification and risk management.

The FMS business continued to perform strongly in 2006 and the Company has commenced an investment program to drive reconciliation revenue growth in new vertical markets. While these investments will have a negative impact on earnings in the short term, they, combined with the acquisition of Assurity, present opportunities within the FMS existing target markets and position the Company for long term growth.

The Company plans to migrate its business model towards a software and transaction services business mix. This will involve growing organically our FMS business division. This growth will be driven by increased investment in the development of the next generation of our FMS product platform to facilitate international expansion and the growth of our existing financial services business. Further investment will also be made in the international sales and marketing function of the FMS business which is designed to drive revenue growth in new geographic markets. In addition, the Company is evaluating a number of strategic acquisitions to enhance our FMS software division. The Company continues to examine a range of strategic options with regard to our Payments business. The migration of our business model to a software and transaction services business mix will present risks to our business which the Company will not be able to identify until the migration plan has been formulated in greater detail.

Revenue

Today, the Company’s revenue is primarily derived from three sources:

Product Revenue. Product revenue, which represented 22% of the Company’s total revenue in fiscal 2006, is derived from sales of the Company’s electronic PoS system products, primarily the Compact 9000 family of PoS devices, the Compact 950-PP Pin Pad, the OpenPay product range and the Smart 5000 Pin Pad.

License Revenue. Software license revenue, which represented 49% of total revenue in fiscal 2006, is derived from license fees from the Company’s payment software products for payment card transactions and from the Company’s transaction reconciliation software, and the provision of related support and maintenance services to customers. Customer support and maintenance fees are established as a percentage of the software license price, typically ranging from 18% to 24% per year, and are generally paid quarterly. The Company also licenses the Company’s software on a recurring rental basis.

Service Revenue. The Company derives service revenue, which represented 29% of total revenue in fiscal 2006, from data delivery services, consulting services, educational and training services and customization and implementation services.

Total revenue from customers in the United Kingdom was US$13.4 million in fiscal 2006, US$20.0 million in fiscal 2005 and US$10.5 million in fiscal 2004. This represented approximately 28% of total revenue in fiscal 2006, 36% of total revenue in fiscal 2005 and 24% of total revenue in fiscal 2004. Total revenue from customers in the United States was US$21.1 million in fiscal 2006, US$19.7 million in fiscal 2005 and US$18.9 million in fiscal 2004. This represented approximately 43% of total revenue in fiscal 2006, 35% of total revenue in fiscal 2005 and 44% of total revenue in fiscal 2004. Total revenue from customers located in Germany was US$7.2 million in fiscal 2006, US$10.6 million in fiscal 2005 and US$6.9 million in fiscal 2004. This represented approximately 15% of total revenue in fiscal 2006, 19% of total revenue in fiscal 2005 and 16% of total revenue in fiscal 2004.

Cost of Revenue

Cost of product revenue includes outsourced manufacturing costs, packaging, documentation, labor and other costs associated with packaging and shipping electronic PoS system products. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived, the cost of providing after-sale support and maintenance services to customers and the amortization of acquired technology costs. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

Cost of product revenue also includes the costs of repair of hardware units that have failed in the marketplace and are the subject of warranty claims. In June 2005, the Company experienced a substantial increase in the number of units, deployed on customer sites, which failed intermittently. This resulted in a significant increase in returns of units to the Company. In August 2005, the Company announced that it was extending the warranty periods on those units deployed in the marketplace that were the subject of these intermittent failures. This extension was provided to enable the Company to work closely with its customers with a view to identifying the root causes of such product failures and repairing the units as required. The Company reflected the financial impact of this issue by incurring a warranty charge of US$5.0 million in fiscal 2006. In addition, beginning in July 2005, the Company ceased making shipments of product that may have been vulnerable to the same intermittent failures. During the remaining part of fiscal 2006, the Company worked closely with its customers on the successful resolution of the technical issues that affected these hardware products and recommenced product shipments in the last month of the third quarter.

Operating expenses

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

Taxation

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

The Company has significant operations, and generates a significant portion of the Company’s taxable income, in the United Kingdom, the United States, Germany and the Republic of Ireland. Some of the Company’s Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010. Another Irish subsidiary qualifies for an exemption from income tax as the Company’s revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997. The Company currently anticipates that it will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and the Company’s tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected.

Currencies

A significant portion of the Company’s revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S., Uruguay and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations, primarily the U.S. dollar with the euro and the pound sterling, and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and a quarterly basis. As a result of such currency fluctuations, the Company recognized an exchange gain of US$79,000 and US$197,000 in fiscal 2004 and 2005 and an exchange loss of US$151,000 in fiscal 2006, respectively. From time to time the Company has in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. The Company expects to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

Restructuring Charge

In December 2005, the Company negotiated the assignment of a lease obligation and, as a result, incurred a once-off charge of approximately US$416,000 in the three months ended January 31, 2006. This assignment resulted in the termination of a lease obligation, which extended over a nine-year period.

Stock-based Compensation

The Company is required to adopt Statement of Accounting Standards No. 123(R) “Share-Based Payment”, no later than our fiscal year beginning on February 1, 2006. The Company has not completed its evaluation of the effects of adopting SFAS 123R. However, the Company anticipates it will recognize an aggregate of US$2.4 million as compensation expense in fiscal years 2007 to 2010. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Acquisition History

On August 25, 2000, the Company acquired the outstanding shares of Trintech Limited (formerly known as Checkline plc), a privately held company in the United Kingdom, for total consideration of approximately US$39.3 million subject to final adjustment relating to performance related deferred consideration, which was finalized in January 2006, as outlined below. The final consideration as at January 31, 2006, totaled US$41.1 million. The total consideration comprised the issuance of 300,518 ADSs with a value of US$29 million at the time of the agreement, US$11.8 million in cash, and related costs. Of the cash amount, US$3.9 million was retained in an escrow account as part of the protections for the Company built into the share purchase agreement. Of this amount, US$1.95 million was released to the vendors in November 2001. The remaining US$1.95 million was held in the escrow account as a result of the claims made by the Company. The total purchase costs as at January 31, 2006, totaling US$41.1 million, comprising the fair value of the shares issued, the cash paid and related transaction costs, have been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce, acquired customer base and a non-compete covenant) of US$9.0 million, goodwill of US$31.6 million and net assets acquired of US$0.5 million. The Company adopted SFAS No. 142 on February 1, 2002, and reclassified non-current assets relating to the assembled workforce of US$343,000 to goodwill and ceased to amortize US$343,000 of non-current assets. Non-current assets were amortized on a straight-line basis over their estimated useful economic lives of three years. During the years ended January 31, 2002, and 2003, the Company recognized other non-current asset impairments, principally relating to a non-compete covenant and purchased technology, of US$1.6 million and US$1.0 million, respectively. During January 2003, the Company recognized a charge in its Consolidated Statement of Operations in relation to an adjustment of acquisition liabilities, primarily legal costs, of approximately US$377,000.

During January 2006, the Company concluded a successful mediation of litigation against the vendors of Checkline, which we acquired in August 2000. The Company had made various claims as to the accuracy of representations made by the vendors of Checkline at the time of the acquisition in 2000. These representations related to the order sales book and pipeline for the initial twelve-month period following acquisition. The Company commenced a lawsuit in 2002 against the vendors to recover part of the purchase price due to misrepresentation and breach of warranty. The vendors in turn filed a counterclaim for the balance of the escrow funds and the deferred consideration payment. These claims ultimately were the subject of mediation proceedings that took place in January 2006 in London. The case was settled as a result of these proceedings.

The main elements of the settlement agreement were as follows:

•	Trintech Shares: Of the total amount of 300,518 ADSs, 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$881,000 were remitted by the vendors of Checkline to Trintech.

•	Deferred consideration: Any claims to the deferred consideration of US$1.25 million were waived by the vendors of Checkline.

•	Escrow Funds: The US$1.95 million (plus US$300,000 of interest earned on the escrow account) held in the escrow account were distributed as follows: US$1.76 million was distributed to the Company and US$490,000 was distributed to the vendors of Checkline.

•	Each party paid its own legal costs.

•	The agreement was in full and final settlement of all claims and disputes between the parties.

The settlement agreement resulted in the Company receiving US$1.76 million in cash, the release by the vendors of Checkline of a claim for deferred consideration amounting to US$1.25 million and the receipt of 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$881,000. Given that these amounts represented the return of purchase consideration relating to the acquisition of Checkline, which had been impaired in fiscal 2002 and 2003, this settlement resulted in a credit to the profit and loss account of the Company for fiscal 2006 in the form of a reduction of impairment loss on goodwill. The amount of the credit of US$3.1 million represents the settlement amount of US$3.9 million net of the legal costs incurred during fiscal 2006 of US$816,000. The Company incurred legal costs in relation to this settlement of approximately US$400,000 in fiscal 2005, which were included in general and administrative expenses.

On November 1, 2003, the Company acquired the outstanding shares of CW & Associates, Inc., trading as DataFlow Services, a privately held company in the U.S., for an initial consideration of approximately US$3.9 million subject to final adjustment relating to performance related contingent consideration. The total purchase costs comprised approximately US$3.8 million in cash and transaction costs of US$130,000. In addition, the Company has been and will be required to pay additional performance related contingent consideration equal to 50% of profits, as defined in the purchase agreement, earned by the acquired business for fiscal 2005 and fiscal 2006. The fiscal 2005 performance related consideration of US$1.2 million was paid in the quarter ended April 30, 2005. The fiscal 2006 performance related consideration of US$1.6 million is due to be paid in the quarter ending July 31, 2006. These payments resulted in an increase in the purchase price of the acquired business and a corresponding increase to the goodwill recorded. Separately, the vendor of CW & Associates, Inc., purchased 150,000 ADSs for a total cash consideration of US$570,000. The initial purchase costs of US$3.9 million, comprising the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trade names) of US$2.5 million, goodwill of US$850,000 and net assets acquired of US$521,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill has not been amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of six years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

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

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.1 million subject to final adjustment relating to performance related contingent cash consideration. The total purchase costs comprise US$2.0 million in cash, assumed liabilities of US$89,000 and transaction costs of US$43,000. In addition, the Company will be required to pay additional performance related contingent cash consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement, earned by the acquired business for fiscal 2007, fiscal 2008 and fiscal 2009. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded.

Assurity is a Kansas based private company. Assurity provides an enterprise process management system for general ledger account reconciliation, review and certification. The product, AssureNET, is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. The acquisition strengthens the Company’s market position with customers benefiting from AssureNET functionality being integrated into Trintech’s ReconNET. These combined products provide an end-to-end solution for general ledger account reconciliation, review, certification and risk management.

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

The Company recognizes license revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletins (SAB) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104 “Revenue Recognition”, issued by the staff of the SEC in December 2003, and the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenue when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable. In addition, if the Company provides services that are considered essential to the functionality of the software products, both the license revenue and the service revenue are recognized in accordance with the provisions of the SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” in accordance with the “Input Method”. The amount of revenue recognized is based on the total license and service fees under the agreement and the percentage of completion achieved.

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

The Company also offers hosting arrangements, known as Application Service Provision (ASP). With ASP arrangements the Company installs and runs software applications through its own or third-party’s servers giving customers access to the application via the internet or a dedicated line. ASPs are within the scope of SOP 97-2 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, revenue is recognized on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognized ratably as the service is provided.

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

Accounting for Income Taxes. Deferred income taxes are recognized based on temporary timing differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the statutory tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to reverse. Valuation allowances are provided against the net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the timing of the temporary differences becoming deductible. Management considers, among other available information, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment.

Significant judgment is required in determining our worldwide income tax provision. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

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

The Company recognized goodwill impairments of US$36,540,000 and US$12,849,000 for fiscal 2002 and 2003, respectively. No impairments were recognized for fiscal 2004, 2005 and 2006.

The Company also assesses the impairment of long-lived assets, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” on a periodic basis. SFAS 144 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 17, (APB 17), “Intangible Assets”. For the purpose of SFAS No. 144, impairment is the condition that exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

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

There were no long-lived asset impairments recognized for fiscal 2004, 2005 and 2006.

Warranty reserves. The Company accrues warranty liabilities at the time of sale for the estimated costs that may be incurred to provide warranty services. Factors that affect the Company’s warranty liability include the number of units currently under warranty, historical and anticipated rates of warranty claims on those units, and estimated cost per claim to satisfy the Company’s warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company’s estimated warranty obligation. Other factors include repair parts and labor rates. Repair parts are generally already in stock or available at pre-determined prices, and labor rates are generally arranged at pre-established amounts with service providers. Each quarter, the Company re-evaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

The Company incurred a substantial warranty charge of US$5.0 million in fiscal 2006 relating to the extension of warranty periods for certain hardware products deployed in Europe. If the Company was to experience further increases in warranty claims compared with the Company’s historical experience, or costs of servicing warranty claims were greater than the expectations on which the existing accrual has been based, the Company’s margins could be further adversely affected. The provision was calculated using the actual number of units deployed in the market-place, supplier quotes for the required re-work to these units and the re-imbursement to customers of costs associated with the re-work program.

Legal contingencies. The Company is occasionally involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the Company’s potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the Company’s pending claims and litigation and may revise the Company’s estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in

Interim Financial Statements—An Amendment of APB Opinion No. 28”. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. It also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The standard is effective for accounting changes and errors made in fiscal years beginning after December 15, 2005. The Company does not expect the Standard to have a material impact on its consolidated results of operations and financial condition.

In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R “Share-Based Payment” (“SFAS 123R”), which replaces SFAS 123 and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. The Company adopted SFAS 123R on February 1, 2006.

Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retrospectively through restatement of such periods using the exact pro forma amounts disclosed in the company’s footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. The Company adopted SFAS 123R using the modified prospective method.

The Company has not completed its evaluation of the effects of adopting SFAS 123R. However, the Company anticipates it will recognize an aggregate of US$2.4 million as compensation expense in fiscal years 2007 to 2010. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Results of Operations

The following table presents the Company’s results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Year Ended January 31,
	2004	2005	2006
Revenue:
Product	24%	34%	22%
License	53	42	49
Service	23	24	29

Total revenue	100	100	100
Cost of revenue:
Product	18	24	28
License	12	7	7
Service	14	10	11

Total cost of revenue	44	41	46

Gross margin	56	59	54
Operating expenses:
Research and development	19	16	20
Sales and marketing	20	17	19
General and administrative	25	21	24
Restructuring charge	2	1	1
Amortization of purchased intangible assets	1	2	2
Adjustment of acquisition liabilities	—	(1)	—
Adjustment of acquisition deferred consideration	(3)	—	—
Impairment loss on goodwill, net	—	—	(6)
Stock-based compensation	—	0	—

Total operating expenses	64	56	60

(Loss) income from operations	(8)	3	(6)
Other expenses:
Interest income, net	1	1	2
Exchange gain, net	0	0	0

(Loss) income before provision for income taxes	(7)	4	(4)
Provision for income taxes	—	0	1

Net (loss) income	(7)%	4%	(3)%

Fiscal Year Ended January 31, 2006 Compared To Fiscal Year Ended January 31, 2005

Revenue	Year ended January 31, 2006	Year ended January 31, 2005	(Decrease) increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Product Revenue	10,824	18,848	(8,024)	(43)%
License Revenue	23,598	23,567	31	0%
Service Revenue	14,203	13,380	823	6%

Total Revenue	48,625	55,795	(7,170)	(13)%

Revenue

Total Revenue. There was no customer who accounted for greater than 10% of the Company’s total revenue in fiscal 2006 and 2005.

Product. The decrease in product revenue in fiscal 2006 was attributable to a slowdown in demand for Chip and PIN (EMV) solutions in the UK market, reduced demand for our PoS products in Germany and market delays in the adoption of unattended payment solutions generally. In addition, the unexpected technical difficulties experienced with some of our hardware products in June 2005, which have now been successfully resolved, impacted sales in the last three quarters of fiscal 2006. Shipments of these products recommenced in the quarter ended October 31, 2005, albeit in small volumes, with a larger level of shipments during the quarter ended January 31, 2006, which satisfied customer demand at that time.

License. License revenue showed no change on the prior year. This was due to the increased revenue from Symbol Technologies, Inc. (Symbol) and from our FMS transaction reconciliation products, being offset by a similar reduction in license revenue from Chip and Pin and banking solutions.

During the three months ended October 31, 2004, due to a change in strategy by Symbol, the Company renegotiated an agreement with Symbol under which Trintech agreed to terminate Symbol’s future obligations to exclusively use the Company’s payment technology in return for a payment of US$2.0 million, to be paid equally over the five quarters ending October 31, 2005. The first payment was received in October 2004. Based on the terms of the agreement, the Company recognized the revenue as license revenue as each payment became due. The decrease in Chip and Pin products sold was due to a decline in UK demand for product to enable processing of credit card payment under the new EMV standard after the implementation date (January 1, 2005) for the EMV standard had passed.

Service. Service revenue increased by 6%. This solid performance was primarily due to an increase in service revenues from key ReconNET customers and design service contracts for unattended payment system solutions in advance of market adoption.

Cost of Revenue

Cost of revenue	Year ended January 31, 2006	Year ended January 31, 2005	(Decrease) increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Product	13,571	13,088	483	4%
License	3,601	3,725	(124)	(3)%
Service	5,200	5,812	(612)	(11)%

Total	22,372	22,625	(253)	(1)%

Total Cost of Revenue. Although total revenue decreased by 13% in fiscal 2006 compared to the prior year, the total cost of revenue decreased only by 1%. This had the effect of reducing gross margin by 21% compared to fiscal 2005. This decrease was primarily due to the US$5.0 million warranty charge taken in fiscal 2006 relating to the costs associated with addressing technical issues that gave rise to the intermittent failure of certain hardware products deployed in the market and the extension of warranty periods for these products.

Product. Product revenue costs rose in fiscal 2006 both in absolute dollars and in percentage terms as compared to product revenue costs in fiscal 2005. These costs represented 125% of product revenue in fiscal 2006 compared to 69% of product revenue in fiscal 2005. This was largely due to the warranty charge reflected in full in the cost of product revenue line. This was partially offset by the reduction of direct product cost of sales due to a lower number of units sold during the year.

License. The cost of license revenue reduced marginally in absolute dollars in fiscal 2006 compared to the prior year with revenues remaining static. Similarly, the cost of license revenue as a percentage of license revenue decreased marginally to 15% in fiscal 2006 from 16% in the previous year.

Service. Service revenue costs reduced in fiscal 2006 both in absolute dollars and in percentage terms as compared to service revenue in the prior year. These costs represented 37% of service revenues in fiscal 2006 compared to 43% of service revenues in fiscal 2005. The decrease was primarily due to higher levels of capacity utilization being achieved by our service teams in fiscal 2006.

Operating Expenses

	Year ended January 31, 2006	Year ended January 31, 2005	Increase (decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Research and Development	9,612	9,169	443	5%
Sales and Marketing	9,538	9,473	65	1%
General and Administrative	11,535	12,007	(472)	(4)%

Research and Development. The increase in research and development expenses in fiscal 2006 was primarily due to increased investment in unattended payment products and in the development of the next generation of our FMS product platform. The increase in fiscal 2006 was partially offset by research and development grants from Enterprise Ireland (the Irish Development Authority) that totaled US$457,000 and by a reduction in the number of research and development employees from 114 at January 31, 2005 to 110 at January 31, 2006.

Sales and Marketing. The increase in sales and marketing expenses in fiscal 2006 was primarily due to increased marketing expenditures in the FMS business on new and existing markets. These costs were partially offset by lower commission and bonus payments due to lower revenues.

General and Administrative. The decrease in general and administrative expenses in fiscal 2006 was due to lower legal, facility and insurance costs compared to the previous fiscal year. The Company incurred legal costs in relation to the Checkline mediation process of approximately US$400,000 in fiscal 2005. Legal costs amounting to US$881,000 were incurred in fiscal 2006. These costs were offset against the impairment loss on goodwill, as described below.

Restructuring charge. The Company recorded restructuring charges of US$661,000 and US$288,000 in fiscal 2006 and 2005, respectively. The restructuring charge in fiscal 2006 related to staff terminations in both the research and development and general and administrative functions in Ireland and Germany. In this regard, the Company reduced its workforce by 9 employees. The Company incurred an additional cost of US$416,000 in fiscal 2006 as a result of the assignment of a lease obligation relating to one of our Dublin facilities, which had been assumed as part of the acquisition of Exceptis Technologies Limited in fiscal 2001.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of an acquired customer base, recorded in connection with the acquisitions in fiscal 2001 and fiscal 2004. Amortization of purchased intangible assets was US$847,000 both in fiscal 2005 and fiscal 2006.

Adjustment of acquisition liabilities. During fiscal 2005 in connection with a lease termination settlement relating to the Company’s Austin facility, the Company recorded an adjustment, which reduced acquisition liabilities by US$249,000. No such adjustment was made in fiscal 2006.

Impairment loss on goodwill, net. There have been extensive negotiations over the past two years with the vendors of Checkline on the payment of escrow monies and deferred consideration relating to the original acquisition of Checkline in fiscal 2001. Arising from these negotiations, a mediation process was entered into by both parties. The result of this process was the release of monies held in an escrow account, an element of the original purchase consideration, amounting to US$1.76 million to the Company; the release of the Company from payment of the deferred consideration liability of US$1.25 million to the vendors of Checkline; and the receipt of 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$881,000, which again formed part of the original purchase consideration. The net affect of the agreement was a reduction in the overall impairment loss on the acquisition, net of legal costs in fiscal 2006, of US$3.1 million.

Stock-based Compensation. There was no stock-based compensation charge in fiscal 2006. In fiscal 2005, the Company recorded a stock-based compensation expense of US$116,000. The Company issued options to purchase 88,000 of the Company’s Ordinary Shares (44,000 equivalent ADSs) to the Company’s Advisory Board at an exercise price of US$2.63 (US$5.25 per equivalent ADS) granted at fair market value on the date of grant. The options were treated as non-employee stock-based compensation under Statement of Financial Accounting Standards No. 123 and Emerging Issues Task Force abstract 96-18 (“Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services” (EITF 96-18)). As a result, non-cash stock-based compensation for the period was measured as the fair market value of the option, determined using the Black-Scholes method, on the grant date multiplied by the number of options. The option grants vested immediately, resulting in the full stock-based compensation expense that relates to these options being recognized in fiscal 2005.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net increased by US$654,000 to US$1.1 million in fiscal 2006 compared to US$428,000 of interest income, net in fiscal 2005. Despite lower cash and cash equivalent balances at January 31, 2006, the amounts invested attracted higher interest rates in both the US and the UK.

Provision for Income Taxes. Provision for income taxes was US$407,000 (credit) in fiscal 2006 compared to US$123,000 provision charge for fiscal 2005. The credit balance relates primarily to a deferred tax credit of US$421,000 in our U.S. and U.K. tax jurisdictions arising from net operating losses carried forward and deductible timing differences, which was partially offset by tax payable in our US and German tax jurisdictions.

Fiscal Year Ended January 31, 2005 Compared To Fiscal Year Ended January 31, 2004

Revenue	Year ended January 31, 2005	Year ended January 31, 2004	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Product Revenue	18,848	10,318	8,530	83%
License Revenue	23,567	22,867	700	3%
Service Revenue	13,380	9,886	3,494	35%

Total Revenue	55,795	43,071	12,724	30%

Revenue

Total Revenue. There was no customer who accounted for greater than 10% of the Company’s total revenue in fiscal 2005 and 2004.

Product. The increase in product revenue was attributable to strong demand in the U.K. market for product to enable processing of credit card payments under the new EMV standard with the deadline for implementation being January 1, 2005. Demand for PoS systems in the German market also recovered during fiscal 2005.

License. The increase in revenue was primarily due to the inclusion of revenue from Symbol.

Other license revenues showed no change on the prior year. This was due to a reduction in revenue from products no longer actively sold by us, being offset by revenue derived from products principally sold into the Chip and Pin and transaction reconciliation markets.

Service. The increase in revenue was primarily due to the inclusion of post acquisition revenues generated by DataFlow, from November 1, 2003, the date of acquisition.

Cost of Revenue

Cost of revenue	Year ended January 31, 2005	Year ended January 31, 2004	Increase (decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Product	13,088	7,586	5,502	73%
License	3,725	5,313	(1,588)	(30)%
Service	5,812	6,020	(208)	(3)%

Total	22,625	18,919	3,706	20%

Total Cost of Revenue. The increase in absolute dollars and the decrease as a percentage of total revenue resulted from an increase in product volume sales and a change in the product mix, the inclusion of revenue from Symbol, a reduction in both labor and infrastructure costs as a result of the continued consolidation of our support and maintenance facilities, a reduction in amortization of acquired technology, the inclusion of post acquisition revenue and costs generated by DataFlow, and the declining value of the dollar against the euro and the pound sterling.

Product. The increase in absolute dollars and the decrease as a percentage of product revenue, resulted from the higher volume sales and a change in the product mix in fiscal 2005. Greater volume sales of higher margin product were sold in fiscal 2005 compared to fiscal 2004. In addition, the declining value of the dollar against the euro and the pound sterling also contributed to the increase in absolute dollars during fiscal 2005. For example, the cost of manufacturing the Company’s electronic PoS systems are denominated in euro and the pound sterling. The decrease in value of the U.S. dollar relative to these currencies had a negative impact on the Company’s cost of product revenues during fiscal 2005.

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

Service. The decrease in absolute dollars and as a percentage of service revenue resulted primarily from involuntary staff terminations during fiscal 2005. The decrease was partially offset by the inclusion of costs incurred by DataFlow, from November 1, 2003, the date of acquisition.

Operating Expenses

	Year ended January 31, 2005	Year ended January 31, 2004	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Research and Development	9,169	8,280	889	11%
Sales and Marketing	9,473	8,689	784	9%
General and Administrative	12,007	10,587	1,420	13%

Research and Development. The increase in research and development expenses in fiscal 2005 was due to additional investment in new and existing products and the impact of the declining value of the U.S. dollar as against the euro and the pound sterling, which was partially offset by a reduction in the number of research and development employees from 136 at January 31, 2004 to 114 at January 31, 2005. For example, as a significant portion of the Company’s research and development costs are denominated in euro and pounds sterling, the increase in value of the euro and pound sterling relative to the U.S. dollar had the impact of increasing research and development expenditure in dollar terms.

Sales and Marketing. The increase in sales and marketing expenses in fiscal 2005 was due to an increase in commission caused by the increase in revenue, an increase in marketing expenditure due to additional investment in new and existing products and markets, the inclusion of costs incurred by DataFlow, from November 1, 2003, the date of acquisition, and the impact of the declining value of the U.S. dollar as against the euro and the pound sterling. For example, as a significant portion of the Company’s sales and marketing costs are denominated in euro and pounds sterling, the increase in value of the euro and pound sterling relative to the U.S. dollar had the impact of increasing sales and marketing expenditure in dollar terms.

General and Administrative. The increase in general and administrative expenses for fiscal 2005 was due to higher legal costs and the inclusion of costs incurred by DataFlow, from November 1, 2003, the date of acquisition. In addition, the increase was impacted by the declining value of the U.S. dollar as against the euro and the pound sterling.

Restructuring charge. The Company recorded restructuring charges of US$288,000 and US$745,000 in fiscal 2005 and 2004, respectively. In fiscal 2004, restructuring charges related to costs associated with staff terminations in connection with the research and development facilities in Uruguay and Ireland, as the Company reduced investment in products where the market opportunity had not yet developed, or the market had not expanded, due to economic conditions. In connection with these activities the Company reduced its workforce by 35 people. The restructuring charge in fiscal 2005 primarily related to staff terminations in connection with a research and development facility in Uruguay and excess sales and marketing employees in Ireland and the U.S. In connection with these activities the Company reduced its workforce by 18 employees. As of January 31, 2005, accrued restructuring charges related to future lease commitments of US$32,000 and staff terminations of US$36,000, which were paid through fiscal 2006.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of an acquired customer base, recorded in connection with the acquisitions in fiscal 2001 and fiscal 2004. Amortization of purchased intangible assets was US$847,000 in fiscal 2005 compared to US$507,000 in fiscal 2004, an increase of 67%. The increase was due to the inclusion of amortization in connection with the acquisition of DataFlow, from November 1, 2003, the date of acquisition.

Adjustment of acquisition liabilities. During fiscal 2005 in connection with a lease termination settlement relating to the Company’s Austin facility, the Company recorded an adjustment, which reduced acquisition liabilities by US$249,000. Following an impairment review during the fourth quarter of fiscal 2003, the goodwill, in connection with the Company’s acquisitions, was written down to its estimated fair value and consequently the adjustment of acquisition liabilities was recognized in the consolidated statement of operations in the three months ended April 2004.

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

Stock-based Compensation. In fiscal 2005, the Company recorded stock-based compensation expense of US$116,000 primarily related to the Company’s Advisory Board. The Company issued options to purchase 88,000 of the Company’s Ordinary Shares (44,000 equivalent ADSs) at an exercise price of US$2.63 (US$5.25 per equivalent ADS) granted at fair market value on the date of grant. The options were treated as non-employee stock-based compensation under Statement of Financial Accounting Standards No. 123 and Emerging Issues Task Force abstract 96-18 (“Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services” (EITF 96-18)). As a result, non-cash stock-based compensation for the period was measured as the fair market value of the option, determined using the Black-Scholes method, on the grant date multiplied by the number of options. The option grants vested immediately, resulting in the full stock-based compensation expense relating to these options being recognized in the three months ended April 30, 2004.

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

Segment Information

As discussed earlier and in Note 16 of “Item 18. Financial Statements” the Company split its operations between Product and License and Services prior to fiscal 2005. The Company now views its operations as split between two segments: Payments and FMS.

Segment net income consists of total segment revenue offset only by expenses directly attributable to that segment. Depreciation and amortization of long-lived assets are allocated based on general cost allocations. Administrative expenses relating to the management and operation of a public company covering marketing, human resources, senior management, non-executive directors, audit/tax advice, directors and officers insurance, facilities, acquisition related charges and other corporate costs are included in determining our consolidated operating income. However, these expenses are not allocated to the operating segments, and, therefore, are not included in segment net (loss) income.

Payments. Payments is engaged in marketing and selling the Company’s electronic PoS system products, primarily the Compact 9000 family of PoS devices, the Compact 950-PP Pin Pad, the Smart 5000 Pin Pad and the OpenPay Unattended Payment Technology (“UPT”) range of products; marketing and selling licenses for the Company’s payment software products for payment card transaction software; and performing related maintenance, development and installation services.

Payments	Year ended January 31, 2006	Year ended January 31, 2005	Decrease from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Revenue	27,576	36,687	(9,111)	(25)%
Cost of sales	18,023	18,570	(547)	(3)%
Gross profit	9,553	18,117	(8,564)	(47)%
Gross profit %	35%	49%	(14)%	(29)%
Operating expenses	14,853	15,156	(303)	(2)%
Net (loss) income	(5,300)	2,961	(8,261)	(279)%

Payments’ revenue decreased 25% from US$36.7 million in fiscal 2005 to US$27.6 million in fiscal 2006. The decrease was attributable to a decline in demand in the U.K. market for product to enable processing of credit card payments under the new EMV standard after the implementation date for the EMV standard on January 1, 2005. Approximately 39% of revenues within Payments were derived from product sales compared to 51% in the previous fiscal year. The balance of Payments revenue is derived from the sale of software and services that enable secure electronic payments in multiple channels for retailers, financial institutions and payment processors. Payments’ revenue accounted for 57% of the Company’s consolidated revenue in fiscal 2006 compared to 66% in the prior year.

Although total revenue decreased by 25% in fiscal 2006 compared to the prior year, the total cost of revenue decreased only by 3%. This had the effect of reducing gross margin by 14% compared to fiscal 2005. The decrease was primarily due to the US$5.0 million warranty charge taken in fiscal 2006, relating to the technical issues associated with certain recently released products and the extension of warranty periods for these hardware products, as mentioned above. This provision was estimated by management following extensive discussions with both customers and third party suppliers of repair and rework services.

Payments’ operating expenses decreased 2% from US$15.2 million in fiscal 2005 to US$14.9 million in fiscal 2006. The decrease was due to a reduction in sales and marketing expenses in fiscal 2006. Payments’ operating expenses accounted for 51% of the Company’s consolidated operating expenses in fiscal 2006.

Payments’ net (loss) income reduced 279% from net income of US$3.0 million in fiscal 2005 to a net loss of US$5.3 million in fiscal 2006.

FMS. FMS is primarily engaged in marketing and selling licenses for the Company’s transaction reconciliation software and related maintenance, development hosting, data retrieval and installation services.

FMS	Year ended January 31, 2006	Year ended January 31, 2005	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Revenue	21,049	19,108	1,941	10%
Cost of sales	4,349	4,055	294	7%
Gross profit	16,700	15,053	1,647	11%
Gross profit %	79%	79%	—	1%
Operating expenses	9,953	9,041	912	10%
Net income	6,747	6,012	735	12%

FMS revenue increased 10% from US$19.1 million in fiscal 2005 to US$21.1 million in fiscal 2006. The increase was due to increased maintenance revenues and an increase in service contracts from key ReconNET customers. FMS revenue accounted for 43% of the Company’s consolidated revenue in fiscal 2006 compared to 34% in fiscal 2005. There is no customer who accounted for greater than 10% of FMS’s total revenue in fiscal 2006 or fiscal 2005.

FMS cost of sales increased 7% from US$4.1 million in fiscal 2005 to US$4.3 million in fiscal 2006. The increase was due to the cost of delivering higher service revenues. There was no change in gross margin percentage compared to the prior year. FMS cost of sales accounted for 19% of the Company’s consolidated cost of sales in fiscal 2006.

FMS operating expenses increased 10% from US$9.0 million in fiscal 2005 to US$10.0 million in fiscal 2006. The increase was due to higher research and development and sales and marketing expenditures. FMS operating expenses accounted for 34% of the Company’s consolidated operating expenses in fiscal 2006.

FMS net income increased 12% from US$6.0 million in fiscal 2005 to US$6.7 million in fiscal 2006.

B.	Liquidity and Capital Resources

The Company has an unsecured overdraft facility of €2.5 million (approximately US$3.0 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 2.84% as at January 31, 2006. The Company had a bank overdraft amount of US$192,000 at January 31, 2006. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand. As of January 31, 2006, the Company had working capital of US$27.5 million, including cash and cash equivalents totaling US$34.7 million.

	2006	2005	2004
	(U.S. dollars in thousands)
Net cash (used in) provided by operating activities	(1,888)	2,705	(370)
Net cash used in investing activities	(2,266)	(1,299)	(7,460)
Net cash (used in) provided by financing activities	(109)	782	1,724
Cash and cash equivalents at the end of period	34,745	39,180	36,864

•	Net cash (used in) provided by operating activities

Net cash used in operating activities was US$1.9 million in fiscal 2006 and US$370,000 in fiscal 2004. Net cash provided by operating activities was US$2.7 million in fiscal 2005. Net cash used in operating activities in fiscal 2006 resulted from a loss on operations, excluding depreciation, the amortization of intangible assets and the reduction of impairment loss on goodwill, net of US$4.0 million, partially offset by a decrease in working capital of US$2.1 million (including the US$5.0 million warranty charge). Net cash provided by operating activities in fiscal 2005 resulted primarily from a profit on operations, excluding depreciation, the amortization of intangible assets and the adjustment of acquisition deferred consideration of US$3.5 million, partially offset by restructuring payments of US$566,000 and an increase in working capital of approximately US$184,000. Net cash used in operating activities in fiscal 2004 resulted primarily from restructuring payments of US$1.5 million and a loss on operations, excluding depreciation, the amortization of intangible assets and the adjustment of acquisition deferred consideration of US$1.2 million, partially offset by a decrease in working capital of approximately US$2.4 million.

•	Net cash used in investing activities

Net cash used in investing activities was approximately US$2.3 million, US$1.3 million and US$7.5 million for fiscal 2006, 2005 and 2004, respectively. Net cash used in fiscal 2006 was due to the payment of an earnout to the vendor of Dataflow (US$1.2 million) and the purchase of property and equipment (US$1.1 million). Net cash used in fiscal 2005 was due to the acquisitions of Checkline (US$149,000) and Exceptis Technologies Limited (US$491,000), deferred consideration in relation to the acquisition of Sursoft (US$125,000) and the purchase of property and equipment (US$528,000). Net cash used in fiscal 2004 related to the acquisition of DataFlow (US$3.9 million), payments relating to the acquisitions of Globeset (US$2.4 million) and Exceptis Technologies Limited (US$149,000), deferred consideration relating to the acquisition of Sursoft (US$451,000) and the purchase of property and equipment (US$605,000).

•	Net cash (used in) provided by financing activities

Net cash used in financing activities was US$109,000 for fiscal 2006. Net cash provided by financing activities was US$782,000 and US$1.7 million for fiscal 2005 and 2004, respectively. In fiscal 2006, net cash used in financing activities related to repayments of the bank overdraft facility (US$376,000), the purchase of treasury shares (US$165,000) and capital lease payments (US$83,000), partially offset by reductions from restricted cash deposits (US$261,000) and the proceeds from the issuance of ordinary shares (US$254,000). Net cash provided by financing activities in fiscal 2005 primarily related to the proceeds of the sale of shares in connection with the acquisition of DataFlow, a reduction in restricted cash deposits of US$539,000 and the sale of shares in connection with employee benefit plans, partially offset by the purchase of treasury shares and principal payments on capital leases. Net cash provided by financing activities in fiscal 2004 primarily related to a reduction in restricted cash deposits, the net proceeds of the sale of shares in connection with the acquisition of DataFlow and the sale of shares in connection with employee benefit plans, partially offset by the purchase of treasury shares and principal payments on capital leases. In July 2005, the Company’s shareholders re-approved an agreement, which gave the Board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under this program, up to US$5.0 million of the Company’s ordinary shares could be acquired on the open market, or in negotiated or block trades. As of January 31, 2006, the Company had repurchased 833,396 ordinary shares (416,698 equivalent ADSs) at a cost of approximately US$1.2 million. As of January 31, 2006 approximately US$3.8 million remained available for future repurchases under this program.

As of January 31, 2006, contractual obligations associated with the Company’s facilities lease commitments totaled US$5.2 million, payable through fiscal 2011. The Company has estimated it will incur US$2.8 million in net payments over the remaining period of the leases of which US$1.2 million will be paid out in fiscal 2007 and US$1.6 million thereafter. In February 2006, in advance of the notification deadline of March 1, 2006, the Company exercised the break option to exit one of its leases expiring in 2023, with effect from September 1, 2006.

Under the terms of the Company’s acquisition agreement to acquire DataFlow, the Company will be required to pay additional performance related contingent consideration equal to 50% of profits, as defined in the purchase agreement, earned by the acquired business for fiscal 2006. The fiscal 2006 additional performance related consideration of US$1.6 million will be paid in the quarter ending July 31, 2006.

The terms of the settlement negotiated with the vendors of Checkline resulted in the release of monies held in an escrow account, an element of the original purchase consideration, amounting to US$1.76 million to the Company; the release of the Company from payment of the deferred consideration liability of US$1.25 million to the vendors of Checkline and the return to the Company of shares, which again formed part of the original purchase consideration. The net effect of the agreement was a reduction of impairment loss on goodwill, net of legal costs, of US$3.1 million.

Under the terms of the Company’s agreement to acquire the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.0 million, subject to final adjustment relating to performance related contingent consideration, the total purchase costs comprise US$2.0 million in cash and transaction costs of US$43,000. In addition, the Company will be required to pay additional performance related contingent consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement, earned by the acquired business for fiscal 2007, fiscal 2008 and fiscal 2009. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded.

The Company’s operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or that of the relevant subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. The Company does not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of January 31, 2006, the Company had three forward exchange contracts maturing in fiscal 2007 to sell US$1.5 million and receive euro in return. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. The aggregate fair value of the contracts as of January 31, 2006 was negative US$15,000.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. At January 31, 2006, the Company had no currency options.

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

The Company believes that funds available under the Company’s credit facility and cash and cash equivalents on hand will be sufficient to meet the Company’s projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next 12 months or beyond through additional equity or debt financing or credit facilities. We may not be able to obtain additional financing or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance the Company’s products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

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

The Company has no off-balance sheet arrangements as at January 31, 2006, as defined in Item 303(a)(4)(ii) of Regulation S-K.

F.	Tabular Disclosure of Contractual Obligations

The table below presents the principal categories of our contractual obligations as of January 31, 2006:

Contractual obligations

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Operating Lease Obligations	5,177	2,062	2,647	468	—
Acquisition Deferred Consideration	1,550	1,550	—	—	—

Total	6,727	3,612	2,647	468	—

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table presents information regarding the Company’s directors and executive officers as of April 28, 2006:

Name	Age	Position
Executive Directors
Cyril P. McGuire	46	Chairman, Chief Executive Officer and Director
R. Paul Byrne	41	President and Director

Non-executive Directors
Kevin C. Shea	55	Director (1)(2)
Robert M. Wadsworth	46	Director (1)(2)
Trevor D. Sullivan	70	Director (2)
Dr Jim Mountjoy	60	Director (1)

Other Executive Officers
John M. Harte	61	Executive Vice President
Eamon Keating	46	Executive Vice President
Maurice Hickey	45	Chief Financial Officer

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee

Cyril P. McGuire, one of the Company’s co-founders, has served as a director since 1987, as Chairman of the Board since August 1999 and as the Company’s Chief Executive Officer since February 2002. From 1991 to August 1999, Mr. McGuire served as the Company’s President, and from 1987 to 1991, Mr. McGuire served as the Company’s Managing Director. Before co-founding Trintech, Mr. McGuire worked with the Industrial Credit Corporation plc, a leading Irish commercial bank, from 1982 to 1987, where his responsibilities included the appraisal of electronic industry investment projects. Mr. McGuire received a bachelor of commerce degree and master of business studies degree from University College Dublin. Mr. McGuire is a member of the Board of the Michael Smurfit Graduate School of Business and a member of the Marketing Institute of Ireland. Mr. McGuire currently resides in Dublin, Ireland.

R. Paul Byrne has been a director and secretary since February 1997 and President since February 2005. From January 1996 to July 2005, Mr. Byrne served as the Company’s Chief Financial Officer. Before joining the Company, Mr. Byrne was group financial controller and publisher at Lafferty Publications Limited, a publishing company located in Dublin, from September 1989 to December 1995. From 1985 through 1989, Mr. Byrne was an accountant with Price Waterhouse Coopers. Mr. Byrne received a bachelor of commerce and a diploma in professional accounting from University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland. Mr. Byrne currently resides in Dublin, Ireland.

Kevin C. Shea has served as a director since January 2000 and from October 2001 to May 2002, Mr. Shea served as Chief Strategy Officer. Mr. Shea is currently Chairman and CEO of Elan Investments, LLC, a private investment company. He also serves as Chairman and CEO of Elan Group, LLC, a consulting firm to financial services and manufacturing sectors. He currently serves on the board of several private companies. From January 2000 to October 2001, Mr. Shea served as Chief Operating Officer. Prior to joining us, Mr. Shea was chief financial officer of National Data Corporation from May 1998 to December 1999. Mr. Shea was executive vice president of corporate strategy and business development from June 1996 until May 1998 and was general manager of the Integrated Payment Systems division of National Data Corporation from 1992 to 1996. Prior to joining National Data Corporation, he held senior executive positions at Citicorp and First Interstate Bank Corporation. Mr. Shea received a bachelors of social science degree from the State University of New York. Mr. Shea currently resides in the United States.

Trevor D. Sullivan has served as a director since 1991, serving as Chairman from 1991 to August 1999. Mr Sullivan is currently a director of several private companies. From 1987 to 1990, Mr. Sullivan was Managing Director of Memorex Ireland, a computer products company, and, from 1985 until 1987, Mr. Sullivan was vice president, customer operations of Memorex International. From 1981 until 1985, Mr. Sullivan held other senior management positions at Memorex International. Before 1981, Mr. Sullivan held several senior management positions at IBM, a computer company. Mr. Sullivan currently resides in Dublin, Ireland.

Robert M. Wadsworth has served as a director since September 1998. Since 1986, Mr. Wadsworth has been a general partner of HarbourVest Partners LLC, a private investment company. Mr. Wadsworth has served as the Managing Director of HarbourVest Partners LLC since 1997. Before 1986, Mr. Wadsworth worked for Booz, Allen & Hamilton, an international consulting company, specializing in the areas of operations strategy and manufacturing productivity. Mr. Wadsworth currently serves on the advisory boards of several US venture capital firms and on the board of directors of ePresense, Inc., a web design and development company, Switchboard, Inc., an internet-based local merchant networking company, Concord Communications, Inc., an internet infrastructure company, and Network Engines, Inc., a network infrastructure company. Mr. Wadsworth received his bachelor of science degree, magna cum laude, in systems engineering and computer science from the University of Virginia, and his master in business administration degree, with distinction, from Harvard Business School. Mr. Wadsworth currently resides in the United States.

Dr Jim Mountjoy has served as a director since June 2004. From 1990 until February 1999, he was co-founder and CEO of Euristix Limited, a software development company that specialized in telecommunications signaling systems solutions and element management systems. From February 1999 to November 1999, he was vice president business development of Fore Systems, a Nasdaq listed company which acquired Euristix Limited in February 1999. From November 1999 to July 2000 he was vice president network management for Marconi Communications, which had acquired Fore Systems in April 1999. Since that time, Dr Mountjoy has served as non-executive director of a number of companies in the technology sector. He is a director of Science Foundation Ireland, Chairman of ICT Ireland’s R&D Advisory Committee and an advisory board member of a number of private, Irish-based venture capital companies. Dr. Mountjoy currently resides in Dublin, Ireland.

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

Eamon Keating joined us in November 2000 following the acquisition of Exceptis Technologies Limited, an electronic payment software company. Since March 2002, Mr. Keating has been an executive vice president and general manager. From September 2001 to March 2002, Mr. Keating was a general manager. From November 2000 to August 2001, Mr. Keating served in a number of roles as a vice president of finance. Mr. Keating was Chief Financial Officer of Exceptis Technologies from January 1999 to November 2000. From 1994 to 1998, Mr. Keating was Finance Director of Concern, an overseas aid agency. From 1988 to 1993, Mr. Keating was Chief Financial Officer and Company Secretary of Ryanair Limited, a commercial airline. Mr. Keating received a bachelor of commerce degree from University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland. Mr. Keating currently resides in Dublin, Ireland.

Maurice Hickey joined us in July 2005 as the Company’s Chief Financial Officer. Prior to joining us and from January 2003 to May 2005, Mr. Hickey was Chief Financial Officer of Biomedical Research Ltd., a medical devices company. From July 2000 to December 2002, he was Chief Financial Officer of Trinity Biotech PLC (NASDAQ: TRIB), a manufacturer of diagnostic medical test kits. From May 1994 to June 2000, he was Finance Director of the Imari Group, a logistics and stevedoring business. Prior to that, Mr. Hickey held corporate finance and advisory positions with Ulster Investment Bank, the Cambridge Venture Capital Fund and Price Waterhouse Coopers. Mr. Hickey holds a bachelor of business studies degree from Trinity College, Dublin and a masters in business administration from IMD in Lausanne, Switzerland.

The Company’s Advisory Board

In March 1999, the Company established an advisory board consisting of members from the banking, smart card and internet industries. The role of the advisory board is to provide insight and consultation on industry developments and trends that affect us. The members of the advisory board also provide us with a valuable international profile and contacts in the payment industry. The advisory board has no corporate authority under the Company’s memorandum or articles of association. The following table presents information regarding the Company’s Advisory Board members as of April 28, 2006:

Name	Age	Position
Edmund Jensen	69	Chairperson
Magdalena Yesil	47	Member
Robert Schneider	57	Member
Patrick Byrne	62	Member
Denis Goggin	61	Member
David Leech	56	Member

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

Robert Schneider has served as a member of the Company’s Advisory board since June 1999. Mr. Schneider founded SCM Microsystems, Inc., a provider of smart-card products and technologies, as its president, chief executive officer and chairman of the board in 1990. Mr. Schneider currently serves as chief executive officer of SCM Microsystems Inc. (Nasdaq: SCMM) and advises standard setting regulatory authorities in the PC, security and digital industries. Mr. Schneider holds a degree in engineering from HTBL Salzburg and a B.A. degree from Akademie for business administration in Uberlingen.

Magdalena Yesil has served as a member of the Company’s Advisory board since June 1999. Since 1998, Ms. Yesil has been a general partner in U.S. Ventures, a venture capital firm. From August 1996 until April 1997, Ms. Yesil was the chief executive officer of MarketPay, an e-commerce software company, and from 1994 until August 1996, Ms. Yesil was a co-founder and vice-president of marketing and technology of CyberCash, a software company. Ms. Yesil has received a bachelor of arts degree in engineering from Stanford University.

Patrick Byrne joined the Company’s Advisory Board in April 2001. He was formerly Head of Payments, Credit Card, Electronic Business and Information Systems of Bank of Ireland for more than twenty years. He has also served as Chairman of the Irish Payment Services Organization and as the Irish banks’ nominee on the European Payment Strategy Group. He also served on the Visa Advisory Board and the Europay Regional Board for a number of years.

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

The Company currently does not provide cash compensation to persons for their services as members of the Company’s advisory board. However, each advisory board member is granted an option to acquire up to 60,000 ordinary shares (30,000 equivalent ADSs) under the Company’s directors and consultants share option scheme in return for service, which he/she provides as a member of the advisory board.

The Company does not currently have any outstanding loans to any members of the Company’s advisory board. In addition, the Company does not currently have any outstanding guarantees for the benefit of any members of the Company’s advisory board.

Limitations on Liability and Indemnification Matters

In general, Section 200 of the Irish Companies Act, 1963 prohibits us from exempting any of the Company’s officers or auditors from, or indemnifying any of them against, any liability arising from any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to us. Section 200 does, however, provide that we may indemnify any of the Company’s officers or auditors against any liability incurred by him in defending proceedings, whether civil or criminal, if judgment is given in his favor or the officer or auditor is acquitted. Additionally, upon the Company’s election, we can provide an indemnity under Section 200 where an officer or auditor is granted relief by a court under either Section 391 of the Irish Companies Act of 1963 or Section 42 of the Irish Companies (Amendment) Act, 1983. The Company’s articles of association contain a provision for this indemnity. The Company may also purchase and maintain for any of its officers or auditors insurance in respect of any liability arising from negligence, default, breach of duty or breach of trust of which he may be guilty in relation to us.

The Company’s subsidiary, Trintech Inc., has agreed to indemnify each of its directors and officers and each of the officers and directors serving at the request of Trintech Inc. as the Company’s directors and officers against liabilities and expenses incurred by them in connection with claims made by reason of their being a director or officer.

We have obtained directors and officers insurance for the Company’s directors, officers, affiliates, partners or employees for liabilities relating to the performance of their duties.

At present, there is no pending material litigation or proceeding involving any of the Company’s officers or directors where indemnification will be required or permitted. We are not aware of any threatened material litigation or proceeding which may result in a claim for indemnification of an officer or director.

B.	Compensation

The aggregate compensation paid by the Company and its subsidiaries to the Company’s directors and executive officers, including former directors and executive officers, in fiscal 2006 totaled approximately US$1.8 million. All of the approximately US$1.8 million was paid by the Company’s subsidiaries. Amounts paid include salary and pension, severance, retirement and other similar benefits.

The following table sets forth information concerning the Options Outstanding to the Company’s directors and executive officers as of January 31, 2006:

Name	Number of Options Outstanding (per Equivalent ADS)	Exercise Price US$ per ADS	Expiration Date
R. Paul Byrne	535,294	2.22 – 5.82	2009–2012
Cyril P. McGuire	244,167	2.22 – 4.71	2009–2012
Kevin C. Shea	156,250	2.05 – 7.28	2006–2012
Trevor D. Sullivan	51,250	2.22 – 30.00	2006–2012
Robert M. Wadsworth	80,000	2.22 – 30.00	2006–2012
Dr Jim Mountjoy	50,000	4.05 – 5.29	2011–2012
John M. Harte	205,000	1.07 – 4.71	2009–2012
Eamon Keating	215,214	2.22 – 4.71	2009–2011
Maurice Hickey	50,000	3.19	2013

We have entered into indefinite term employment agreements with each of Cyril P. McGuire, R. Paul Byrne, John M. Harte, Eamon Keating and Maurice Hickey under which each receives an annual base salary, an annual bonus and all standard benefits accorded to the Company’s other executives. In addition, each of these executives will be entitled to participate in and receive options from the Company’s employee share option schemes.

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

Under the Company’s current board composition, at least two of the Company’s directors are required to retire at each annual general meeting of the shareholders. The following table sets forth certain information concerning the Company’s Board of Directors:

Name	Position	Date Board Service Began	Termination /Renewal Date of Current Office
Robert M. Wadsworth	Director	1998	Annual General Meeting 2007
Kevin C. Shea	Director	2000	Annual General Meeting 2006
Cyril P. McGuire	Director/Chairman/CEO	1987	Annual General Meeting 2007
Trevor D. Sullivan	Director	1991	Annual General Meeting 2008
R. Paul Byrne	Director/President	1997	Annual General Meeting 2008
Dr Jim Mountjoy	Director	2004	Annual General Meeting 2006

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

Audit Committee

The responsibilities of the Audit Committee include reviewing the Company’s annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews the Company’s financial statements prior to the Company filing them with the SEC or other regulatory bodies. The members of the Audit Committee are Kevin C. Shea (Chairman), Robert M. Wadsworth and Trevor D. Sullivan. The Board of Directors has determined that Kevin C. Shea and Robert M. Wadsworth are Audit Committee Financial Experts as defined by the applicable rules and regulations of the SEC. As a result of certain termination payments that the Company paid Mr. Shea in August 2002 as part of the termination of his employment with the Company in May 2002, Mr. Shea was deemed not to be “independent” under the applicable rules and regulations of Nasdaq from the period beginning on July 31, 2005, when such rules and regulations took effect for the Company, until September 1, 2005, at which time Mr. Shea was again deemed to be “independent” under the applicable rules and regulations of Nasdaq. The Board of Directors determined that, under these exceptional and limited circumstances, Mr. Shea remained as a member of the Audit Committee throughout this period on the basis that his membership was required in the best interests of the Company.

The Audit Committee recommends to the Company’s Board of Directors the selection of an independent accounting firm and approves the fees and other compensation to be paid to the Company’s accounting firm. The Audit Committee also:

•	reviews the performance of the Company’s independent accounting firm; and

•	reviews the adequacy of the internal financial and accounting controls.

The activities and responsibilities above constitute a general description of the terms of reference of the Audit Committee, which are not limited to solely those outlined above.

Compensation Committee

The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for the Company’s directors, executive officers and key employees. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to the Company’s option schemes. The members of the Compensation Committee are Dr. Jim Mountjoy (Chairman), Kevin C. Shea and Robert M. Wadsworth.

D.	Employees

We employed the following numbers of employees as of January 31, 2004, 2005 and 2006:

	As of January 31,
Category	2004	2005	2006
Research and development	136	114	110
Professional and support services	104	98	96
Sales and marketing	54	56	55
Administration	42	47	45

Total	336	315	306

Of the Company’s total number of employees, as of January 31, 2006, 87 are located in Ireland, 72 are located in Europe outside Ireland, 118 are located in North America and 29 are located in South America. The decrease in employee headcount in fiscal 2005 and fiscal 2006 was primarily due to involuntary staff terminations as a result of restructuring plans.

None of the Company’s employees are represented under collective bargaining agreements.

E.	Share Ownership

For information concerning the beneficial ownership of the Company’s ADSs by the Company’s officers and directors, see Item 7 “Major Shareholders and Related Party Transactions”.

Option Schemes

We currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants to the Company and for the purpose of attracting and retaining the best available personnel to promote the success of the Company’s business. The aggregate number of shares which may be issued pursuant to the Company’s employee benefit plans is 8,100,000 ordinary shares (4,050,000 equivalent ADSs) to be allocated among the plans by the Board of Directors. The 8,100,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 8,100,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of the Company’s ordinary shares then outstanding.

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

Under the 1997 scheme, all of the Company’s key employees and executive directors as well as those of the Company’s subsidiaries are eligible to receive grants of non-statutory options. In addition, US resident employees and executive directors are eligible to receive grants of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986.

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

As of January 31, 2006, 1,425,048 ordinary shares (712,524 equivalent ADSs) have been issued upon the exercise of share options granted under the 1997 scheme and 4,664,158 ordinary shares (2,332,079 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1997 scheme is US$5.95.

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

Under the directors and consultants scheme, all of the Company’s directors and consultants as well as those of the Company’s subsidiaries are eligible to receive grants of non-statutory options. In addition, US resident directors and consultants are eligible to receive a grant of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986. The directors and consultants scheme is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The Board of Directors may amend or modify the directors and consultants scheme at any time.

As of January 31, 2006, 55,710 ordinary shares (27,855 equivalent ADSs) have been issued upon the exercise of share options granted under the directors and consultants scheme, and 585,500 ordinary shares (292,750 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the directors and consultants scheme is US$4.90.

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

In connection with the assumption of the plan, we assumed options granted under the Exceptis Technologies Limited share option scheme in exchange for options over 43,326 of the Company’s ordinary shares (21,633 equivalent ADSs). The Board of Directors has decided not to issue any additional options under the Exceptis Technologies Limited share option scheme. As of January 31, 2006, 1,576 ordinary shares (788 equivalent ADS) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the Exceptis Technologies Limited share option scheme is US$4.76.

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

Options granted under the savings related share option scheme are not transferable. Options may only be exercised by the participant or, in the event of his death, his personal representative. The savings related share option scheme will terminate ten years after its adoption by the Board of Directors unless otherwise terminated before that date by the Board of Directors. The Board of Directors has power to amend the savings related share option scheme subject to the consent of the Irish Revenue Commissioners. As of January 31, 2006, no shares had been issued under this scheme.

1999 employee share purchase plan

On August 23, 1999, we obtained shareholder approval for the establishment of the Trintech 1999 employee share purchase plan for the Company’s U.S. employees. The 1999 employee share purchase plan is intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986 and contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year.

The Company’s U.S. employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who immediately after grant owns stock with 5% or more of the total combined voting power or value of all classes of the Company’s capital shares, or holds rights to purchase shares under the Company’s employee share purchase plans that accrue at an annual rate exceeding US$25,000 worth of shares for each calendar quarter, may not be granted an option to purchase shares under the 1999 share purchase plan. The 1999 share purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant’s compensation. Compensation is defined as the participant’s base straight time gross earnings, bonuses and commissions but is exclusive of payments for overtime, shift premium payments, incentive compensation, incentive payments and other compensation.

The total amounts deducted and accumulated from the participant’s pay are used to purchase ADS’s at the end of each purchase period. The price of ADS’s purchased under the 1999 share purchase plan is generally 85% of the lower of the fair market value of the ordinary shares at the beginning of the offering period or at the end of the purchase period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us. Rights granted under the 1999 share purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 share purchase plan. The 1999 share purchase plan provides that, in the event of a merger with or into another corporation or a sale of substantially all of the Company’s assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The 1999 employee share purchase plan will terminate in 2009. The Board of Directors has the authority to amend or terminate the 1999 employee share purchase plan, except that no board action may adversely affect any outstanding rights to purchase shares under the 1999 employee share purchase plan. As of January 31, 2006, 427,140 Ordinary Shares (213,570 equivalent ADSs) had been issued under this plan. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1999 employee share purchase plan is US$3.53.

As of January 31, 2006, there were outstanding options to purchase an aggregate of 5,251,234 ordinary shares (2,625,617 equivalent ADSs) at exercise prices ranging from US$0.50 to US$49.50 per ordinary share and expiration dates ranging from February 2006 to January 2013 under the Company’s employee benefit plans. As of January 31, 2006, the Company’s directors and executive officers held net options to purchase an aggregate of 3,174,350 ordinary shares (1,587,175 equivalent ADSs) at exercise prices ranging from US$0.54 to US$15.00 per ordinary share and expiration dates ranging from September 2006 to January 2013.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information known to us with respect to beneficial ownership of the Company’s ADSs as of April 28, 2006 by (i) each shareholder known to us to be the beneficial owner of more than five percent of any class of the Company’s registered voting securities and (ii) all of the Company’s executive officers and directors as a group and each individually. To the Company’s knowledge, we are not directly or indirectly controlled by any corporation, foreign government or any other natural or legal person.

	Equivalent American Depositary Shares Beneficially Owned(1)
Beneficial Owner	Number	Percent
Cyril P. McGuire (2)(3)	3,009,016	19.2%
Instove Limited (3)	1,602,804	10.2%
R. Paul Byrne (4)	342,593	2.2%
Kevin C. Shea (5)	137,500	*
Trevor D. Sullivan (6)	28,835	*
Robert M. Wadsworth (7)	56,250	*
Dr Jim Mountjoy (8)	17,500	*
John Harte (9)	120,531	*
Eamon Keating (10)	191,812	1.2%
Maurice Hickey	0	*
Officers and directors as a group (9 persons) (11)	3,904,037	25.0%

*	Individually represents less than 1% of the equivalent ADSs outstanding.
(1)	The information in this table is based on the Company’s records, information provided to us by the Company’s directors and executive officers, and a review of the Company’s Schedules 13D and 13G filed with the SEC. The percentage ownership of each director, executive officer, and shareholder is based on 15,654,390 equivalent ADSs outstanding at April 28, 2006. Beneficial ownership is determined in accordance with rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, we believe that the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Securities subject to options or warrants that are currently exercisable or exercisable within 60 days after April 28, 2006 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.
(2)	Includes 2,855,318 equivalent ADSs held of record and 153,698 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 28, 2006.
(3)	Equivalent ADSs are held by Instove Limited, which in turn is owned by two Jersey discretionary trusts, Hacke Trust and Belte Trust. Neither Cyril P. McGuire nor any of his family members are trustees or beneficiaries of these trusts, but the trustees may, in their sole discretion, select any beneficiaries. Cyril P. McGuire has disclaimed any beneficial interest in the equivalent ADSs held by Instove Limited or the trusts.
(4)	Includes 32,153 equivalent ADSs held of record and 310,440 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 28, 2006.
(5)	Includes 5,000 equivalent ADSs held of record and 132,500 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 28, 2006.
(6)	Includes 1,335 equivalent ADSs held of record and 27,500 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 28, 2006.
(7)	Represents 56,250 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 28, 2006.
(8)	Represents 17,500 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 28, 2006.
(9)	Includes 375 equivalent ADSs held of record and 120,156 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 28, 2006.
(10)	Includes 12,500 equivalent ADSs held of record and 179,312 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 28, 2006.
(11)	Includes 997,356 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 28, 2006.

The Company’s major shareholders do not have different voting rights.

Changes in Ownership

The following information is based entirely on the Company’s review of Schedules 13D and 13G and Form 6-Ks previously filed with the SEC.

Cyril P. McGuire was the beneficial owner of 2,890,318, 2,937,818 and 3,005,630 equivalent ADSs as of January 31, 2004, January 31, 2005 and January 31, 2006, respectively (including equivalent ADSs subject to options that are exercisable within 60 days of January 31 of each year). The change in beneficial ownership was due to an increase in the number of vested options over the periods. Additionally, the percentage of equivalent ADSs held by Cyril P. McGuire changed over the periods due to the Company’s issuance of ADSs in relation to acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and the repurchase by the Company of its shares through its share buyback program.

As of April 28, 2006, the number of holders of record of the Company’s ordinary shares was 85 and the number of holders of record of the Company’s ADSs was approximately 135. Of the total number of record holders of ordinary shares, there are 8 U.S. record holders. Of the total number of record holders of ADSs, there are approximately 38 U.S. record holders. U.S. record holders hold approximately 70% of the total number of outstanding equivalent ADSs.

B.	Related Party Transactions

Effective September 1, 1998, we entered into a lease agreement with John and Cyril P. McGuire under which we currently lease approximately 22,565 square feet of space in a building located in Dublin, Ireland which is owned by John and Cyril P. McGuire. The term of the lease is for a period of 25 years. The Company’s rent under the lease is €528,481 or US$640,413 per year, which was determined by a fair assessment of the local rental market by an independent appraisal firm. The rent is to be reviewed by an independent appraiser every five years and may be increased based on the independent appraiser’s assessment of the current rental market using rental rates for similar properties in comparable locations. This lease agreement may be amended from time to time by agreement between the Company and John and Cyril P. McGuire. The Company has the right to terminate the lease on September 1, 2006 and exercised this break clause in the agreement in February 2006 at a cost of US$309,000. The Company is in negotiation with various parties on the leasing of new facilities.

We entered into a second lease agreement with John and Cyril P. McGuire under which we lease approximately 29,400 square feet of space in a building located adjacent to the building currently under lease from John and Cyril P. McGuire. We agreed to a lease term of 25 years, effective as of March 1, 2001, with rent under the lease of €855,930 or US$1,037,216 per year, which was determined by a fair assessment of the local rental market by an independent appraisal firm. The rent is to be reviewed by an independent appraiser every five years and may be increased based on the independent appraiser’s assessment of the current rental market using rental rates for similar properties in comparable locations. The lease agreement may be amended from time to time by agreement between the Company and John and Cyril P. McGuire. The Company has the right to terminate the lease on February 1, 2009.

Huttoft Company, an unlimited company which is wholly-owned by certain directors of the Company, owns a special non-voting class of shares in Trintech Limited (Ireland), one of the Company’s Irish subsidiaries. All of the voting shares in the subsidiary are owned by the Company. The shares do not entitle the holders thereof to receive any share of the assets of the Company on a winding up. Trintech Limited (Ireland) may, from time to time, declare dividends to Huttoft Company and Huttoft Company may declare dividends to its shareholders out of these amounts. Any such dividends paid by Trintech Limited (Ireland) are treated as compensation expense by the Company in its financial statements prepared in accordance with U.S. GAAP, notwithstanding their legal form of dividends to minority interests, in order to correctly reflect the substance of the transactions. There were no dividend payments due to Huttoft Company as of January 31, 2004, 2005 or 2006. The amount of dividends included in compensation expense was US$582,000 for fiscal 2004, US$384,000 for fiscal 2005 and US$394,000 for fiscal 2006.

In July 2005, the Company’s shareholders re-approved an agreement which gave the Board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under this program, up to US$5.0 million of the Company’s ordinary shares could be acquired on the open market, or in negotiated or block trades. As of January 31, 2006, the Company had repurchased 833,396 ordinary shares at a cost of approximately US$1.2 million. As of January 31, 2006 approximately US$3.8 million remained available for future repurchases under this program.

The Company believes that the terms of all transactions with related parties are comparable to those that would be attainable by us in the ordinary course of business from unaffiliated third parties under similar circumstances.

C.	Interests of Experts and Counsel

Not required.

Item 8.	Financial Information

A.	Consolidated Financial Statements and other Financial Information

Please see Item 18 “Financial Statements” and pages F-1 through F-28 for the Company’s Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of the Company’s revenues from customers located in the United States and outside the United States, please see Item 5 “Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

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

We are involved from time to time in disputes with respect to the Company’s intellectual property rights and the intellectual property rights of others. For example, in August 2004 a complaint was filed by Verve in the Northern District of California alleging that we, along with six other parties, had breached Verve’s intellectual property rights in relation to point of sale products. Verve sought unspecified damages. While this claim was dismissed, there can be no assurance that other parties will not make claims in the future. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of the Company’s products, delay product instalments or develop non-infringing intellectual property, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Licensing agreements, if required, may not be available on terms acceptable to us or at all.

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

Furthermore, the Company’s efforts to protect the Company’s intellectual property through litigation may not prevent duplication of the Company’s technology or products. Any such litigation could have a material adverse effect upon the Company’s business, financial condition or results of operations.

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

The Company successfully resolved litigation against the vendors of Checkline, which we acquired in August 2000. We had made various claims as to the accuracy of representations made by the vendors of

Checkline at the time of the acquisition. We received net sums in the amount of US$3.1 million, as a final settlement was reached in January 2006. The settlement agreement resulted in the Company receiving US$1.76 million in cash, the release by the vendors of Checkline of a claim for deferred consideration amounting to US$1.25 million and the receipt of 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$881,000. Given that these amounts represented purchase consideration relating to the acquisition of Checkline, this settlement resulted in a credit to the profit and loss account of the Company for fiscal 2006 in the form of a reduction of impairment loss on goodwill. The amount of the credit of US$3.1 million represents the settlement amount of US$3.9 million net of the legal costs incurred during fiscal 2006 of US$816,000. All claims in these disputes were dismissed.

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

Under Irish law, the Company may only pay dividends out of profits legally available for that purpose. Available profits are defined as the Company’s accumulated realized profits, to the extent not previously distributed or capitalized, less the Company’s accumulated realized losses, to the extent not previously written-off in a reduction or reorganization of capital. In addition, the Company may make a distribution only if, and to the extent that, at the time of the distribution, the amount of the Company’s net assets is not less than the aggregate of the Company’s paid up share capital and undistributable reserves.

If in the future dividends are, subject to Irish law, approved by the Company’s Board or by the Company’s shareholders, the dividends will be paid to the persons who hold the Company’s securities on the date determined by the Company’s Board. However, under the Company’s articles of association, the Company’s directors may resolve that the Company will not be required to pay dividends to a shareholder who has not claimed these dividends within 12 years of their declaration, if resolved by the Board of Directors. Unclaimed dividends will be used by the Company as decided by the Company’s Board of Directors.

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

On May 24, 2002, the Company effected a one-for-four reverse split of its issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net income (loss) per equivalent ADS is therefore calculated using 50% of the weighted-average number of ordinary shares outstanding during the period. All amounts shown per equivalent ADS have been retrospectively adjusted to give effect to the reverse split.

On January 21, 2005, the Company announced its application to revoke the admission of the ADSs on the Frankfurt Stock Exchange Prime Standard (Regulated Market) (“FSE”) and, on February 22, 2005, the Company announced that its application had been approved by the FSE. The revocation became effective on May 11, 2005.

Market Price Information

The tables below present for the ADSs traded on the Nasdaq National Market and, until May 11, 2005, the FSE, or where appropriate, the Neuer Markt Frankfurt Stock Exchange, the market segment of the FSE on which the Company was listed prior to January 1, 2003, respectively (i) for the five most recent full financial years the annual high and low market prices, (ii) for the two most recent full financial years and any subsequent period the high and low market prices for each full financial quarter, (iii) for the most recent six months the high and low market prices for each month. Prices per ADS on the FSE are quoted from the composite of Neuer Markt Frankfurt and Neuer Markt Xetra. The table below sets forth, for the periods indicated (until May 11, 2005), the high and low closing prices for the Company’s ADSs on the FSE, as reported by the FSE’s XETRA trading system. Conversion of euro into U.S. dollars has been made at the daily conversion rate for each day during the respective period. This conversion is provided solely for your convenience.

	Price per ADS on Nasdaq National Market		Price per ADS on Neuer Markt/FSE
	High $	Low $	High €	Low €
Annual Highs and Lows (Fiscal Year Ended January 31)
2002	9.00	1.11	9.45	1.30
2003	2.81	0.42	2.60	0.49
2004	5.87	1.56	4.25	1.36
2005	6.82	3.79	4.78	3.16
2006	6.19	2.95	4.60	3.65

Quarterly Highs and Lows
Fiscal year ended January 31, 2005
First Quarter	5.74	3.85	4.48	3.16
Second Quarter	5.50	3.79	4.40	3.50
Third Quarter	5.30	4.11	4.39	3.55
Fourth Quarter	6.82	5.01	4.78	3.77

Fiscal year ended January 31, 2006
First Quarter	6.19	4.70	4.60	3.80
Second Quarter	5.07	3.74	3.96	3.65
Third Quarter	4.02	3.15	—	—
Fourth Quarter	3.58	2.95	—	—

Fiscal Year Ending January 31, 2007
First Quarter	3.99	3.03	—	—

Monthly Highs and Lows (2005 and 2006)
October	3.70	3.23	—	—
November	3.58	3.00	—	—
December	3.40	2.95	—	—
January	3.49	3.05	—	—
February	3.50	3.15	—	—
March	3.55	3.03	—	—
April	3.99	3.46	—	—

B.	Plan of Distribution

Not required.

C.	Markets on which the Company’s Shares Trade

The Company’s ADSs are listed and principally traded on the Nasdaq National Market under the symbol TTPA, where the prices are expressed in U.S. dollars, and on the over-the-counter market in Germany under the symbol TTP, where the prices are expressed in Euro. The ADSs are represented by American Depositary Receipts, or ADRs, which are issued by the Bank of New York, the Depositary. On January 21, 2005, the Company applied to delist its ADRs from the FSE and the FSE approved such delisting. The revocation of the listing became effective on May 11, 2005 and accordingly, the ADSs ceased trading on the FSE on such date.

D.	Selling Shareholders

Not required.

E.	Dilution

Not required.

Item 10.	Additional Information

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

The Company’s Memorandum of Association and Articles of Association, as amended, are filed as Exhibit 1.1 to this Report. Each ADR represents ownership interests in, or the right to receive, two ordinary shares, which have been deposited with Allied Irish Bank, as the custodian, in Ireland. A summary of the other rights of the ordinary shares and ADSs are described in our registration statement on Form F-1/A (File No.333-32762), which summary is incorporated by reference herein. The Transfer Agent and Registrar for the Company’s Ordinary Shares is Capita IRG Registrars, Dublin, Ireland. The Transfer Agent and Registrar for the Company’s ADSs is The Bank of New York.

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

The Financial Transfers Act, 1992 of Ireland was enacted in December 1992. This act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between the Republic of Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this act prohibit any financial transfer to or by the order of or on behalf of residents of each of the Federal Republic of Yugoslavia, the Republic of Serbia, and Iraq (for the purposes of the orders relating to Iraq and the Federal Republic of Yugoslavia, reconstituted in 1991 as Serbia and Montenegro, a resident of those countries is a person living in these countries, a body corporate or entity operating in these countries and any person acting on behalf of any one of these persons), certain financial transfers of funds in respect of certain bodies and persons relating to the Taliban of Afghanistan, Osama bin Laden and Al Qaeda, financial transfers to senior members of the Zimbabwean government, financial transfers to certain persons, groups or entities associated with the Ivory Coast, Democratic Republic of Congo, Sudan and Uzbekistan, certain financial transactions to or by the order of or on behalf of residents of Angola, to persons formerly related to governmental functions in Liberia and Burma/Myanmar unless permission for the transfer has been given by the Central Bank of Ireland. We do not anticipate that Irish exchange controls or orders under the Financial Transfers Act, 1992 will have a material effect on the Company’s business.

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

Irish Competition Legislation and Other Anti-Takeover Provisions

Irish Mergers and Competition Legislation. Irish law requires prospective purchasers of the Company’s voting securities to provide advance notice of an acquisition of the Company’s shares to the Irish Competition Authority if, after an acquisition, that person would directly or indirectly control the Company, and specific financial thresholds are exceeded. Control would be acquired if, by reason of securities, contracts or other means, decisive influence was capable of being exercised with regard to the Company’s activities. Under Irish law, the acquisition will be void unless either clearance for an acquisition is obtained from the Irish Competition Authority or the prescribed statutory period following notification of the acquisition has elapsed without the Irish Competition Authority having made a determination.

In addition, under Irish competition legislation, proposed mergers and acquisitions which might be anti-competitive in nature may be voluntarily notified to and approved by the Irish Competition Authority. Further, third parties may file a complaint with the Irish Competition Authority or institute court proceedings seeking relief, including injunctions, damages, and exemplary damages, for a merger or acquisition which would be prohibited under the relevant legislation.

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

The following is a general summary of important tax considerations derived from the laws of the Republic of Ireland and the federal law of the United States relating to the purchase, ownership and disposition of ordinary shares or ADSs, as the case may be, by Irish and U.S. holders. For the purposes of this discussion, an Irish holder means any person who is resident or is ordinarily resident in Ireland or who is carrying on a trade or business in Ireland through a branch or an agency; and a U.S. holder means an individual citizen or resident of the United States for U.S. federal income tax purposes, a corporation or partnership created or organized under the laws of any of the states comprising the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, the administration of which is subject to the primary supervision of a court within the United States and regarding which one or more U.S. persons have the authority to control all substantial decisions of the trust.

This summary is of a general nature only and does not discuss all aspects of Irish and U.S. taxation that may be relevant to a particular holder. For example, the following summary does not address the tax treatment of Irish holders or U.S. holders who own, actually or constructively, 10% or more of the Company’s outstanding voting stock, nor does this summary address the tax consequences of certain classes of holders, such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who are taxable on capital gains in more than one jurisdiction and persons who do not hold ordinary shares or ADSs as capital assets. Such holders, who are not addressed in this summary, may be subject to special rules and should consult their own tax advisors.

The statements of Irish and U.S. tax laws described herein are based on the laws in force and as interpreted by the relevant taxation authorities as of April 28, 2006 and are subject to any changes in Irish or U.S. law, possibly with retroactive effect, or in the interpretation of these laws by the relevant taxation authorities, or in changes to the double taxation conventions between the Republic of Ireland and the United States occurring after the date hereof. The discussion regarding Irish taxation matters is based on the various Irish Taxes Acts, Finance Acts and other relevant legislation, judicial decisions, statements of practice and revenue practices in force as of the date hereof, all of which are subject to change, possibly with retrospective effect.

Taxation of Dividends

Republic of Ireland Taxation. We currently intend to retain future earnings, if any, to fund the development and growth of the Company’s business. Should we begin paying dividends, unless exempted, all dividends paid by us will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid (currently 20%). Exemption from withholding tax applies in respect of dividends paid to certain categories of holders of ordinary shares, including:

•	Irish resident companies;

•	companies which are resident in an EU member state (other than Ireland) or country with which Ireland has a double tax treaty (a “tax treaty country”), which includes the United States, and not under the control of persons resident in Ireland;

•	non-Irish resident companies ultimately controlled by residents of EU member states or tax treaty countries;

•	non-Irish resident companies, the principal class of shares of which, or a 75% parent of which, or where the company is wholly owned by two or more companies, of each of those companies, are substantially and regularly traded on a recognized stock exchange in an EU member state or a tax treaty country or on such other stock exchange as approved by the Irish Minister of Finance; and

•	individual residents of EU member states (other than Ireland) or tax treaty countries, including individuals who are residents of the U.S. or Germany.

In each case in respect of an exemption from withholding, the holder claiming the exemption will have to file with the Company the requisite declarations and certifications to substantiate the entitlement. If dividends are paid through an intermediary, the intermediary will have to fulfill certain requirements to enable the Company to pay dividends on a gross basis to the exempt holders listed above through the intermediary. The exempt holders will have to provide the intermediary with the appropriate declarations and certificates.

A holder of ADSs will be exempt from withholding tax if the holder is beneficially entitled to the dividend and if its address on the register of ADSs maintained by the depositary is in the United States. Additionally, the depositary must be authorized by the Irish Revenue Commissioners as a qualifying intermediary for this exemption to apply.

Where exemption from withholding tax is available, there should be no further liability for Irish income/corporation tax on those dividends for the recipient.

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

United States Taxation. For U.S. federal income tax purposes, the gross amount of any distribution paid, to the extent of the Company’s current or accumulated earnings and profits as determined based on U.S. tax principles, will be included in a U.S. holder’s gross income and treated as foreign source dividend income. These dividends will not be eligible for the dividends received deduction allowed to U.S. corporations. The amount of any distribution that exceeds the Company’s earnings and profits will be treated first as a nontaxable return of capital, reducing the U.S. holder’s basis in its shares, and then as capital gain. The amount includable in income will be the U.S. dollar value of the payment based on the exchange rate on the date of payment regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency fluctuations during the period from the date any dividend is paid to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss.

For taxable years that begin after December 31, 2002, and on or before December 31, 2008, dividends paid by the Company will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to capital gains, provided the Company qualifies for the benefits of the income tax treaty between Ireland and the U.S. and/or our ADSs continue to be traded on the Nasdaq National Market. A U.S. holder will be eligible for this reduced rate only if such holder has held the ADSs for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

U.S. holders who are able, under Irish domestic tax legislation, to claim a refund or exemption of Irish tax withheld on distributions made by the Company should not expect to obtain a credit against U.S. federal income tax liability for that withheld tax whether or not such claim is made. For more information, please see “Republic of Ireland Taxation”.

U.S. holders should consult with, and rely solely upon, their personal tax advisors, as the rules governing taxation of U.S. holders, including the availability and use of foreign tax credits, are complex.

Taxation of Capital Gains

Republic of Ireland Taxation. A person who is not an Irish holder will not be subject to Irish capital gains tax on the disposal of ordinary shares or ADSs provided that the ordinary shares or ADSs are quoted on a recognized stock exchange. Nasdaq is a recognized stock exchange. Irish holders will be liable to Irish tax on capital gains arising on the disposal of the ordinary shares or ADSs. The capital gain will generally be calculated by reference to the difference between the purchase price and the sale price of the ordinary shares or ADSs. Indexation of the base cost of the Ordinary Shares or ADSs will only be available up to December 31, 2002 and only in respect of Ordinary Shares or ADSs held for more than 12 months prior to their disposal. An annual exemption allows individuals to realize chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish holders that realize a loss on the disposition of Ordinary Shares or ADSs will generally be entitled to offset such allowable losses against capital gains realized from other sources in determining their CGT liability in any year. Allowable losses which remain unrelieved in a year may generally be carried forward indefinitely for CGT purposes and applied against capital gains in future years. Transfers between spouses will not give rise to any chargeable gain or loss for CGT purposes with the acquiring spouse acquiring the same pro rate base cost and acquisition date as that of the transferring spouse.

United States Taxation. Subject to the discussion of passive foreign investment companies, or PFICs, below, a U.S. holder’s sale or exchange of ADSs generally will result in the recognition of capital gain or loss by the U.S. holder in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the ADSs sold. Gain or loss realized on the sale of ADSs by non-corporate U.S. holders will currently be subject to a maximum rate of U.S. federal income tax of 15%, provided the ADSs were held for more than 12 months as capital assets. In general, any capital gain or loss recognized by a U.S. holder upon the sale or exchange of ADSs will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations. A U.S. holder’s tax basis in its ADSs will generally equal the purchase price paid for the ADSs.

Passive Foreign Investment Company Considerations

The Company believes that it is currently not a Passive Foreign Investment Company or PFIC, although it may have been one in prior years. An actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year. Accordingly, no assurance can be given that we will not become a PFIC at some point in the future.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of the Company’s gross income is passive income, or (ii) at least 50% of the average value of all of the Company’s assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income also includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of the increase in the value of the Company’s stock, we are not a PFIC under the asset test if the Company’s market capitalization is used to determine the aggregate fair market value of the Company’s assets. The legislative history of the PFIC rules indicates that market capitalization is generally to be used for purposes of the asset test. If we are a PFIC for U.S. federal income tax purposes, U.S. holders of the Company’s ADSs would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale of ADSs.

The consequences described above may be mitigated if the U.S. holder makes a timely election to treat us as a qualified electing fund, or QEF. A shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the net capital gain of the QEF which would be taxable, as long-term capital gain, subject to a separate election to defer payment of undistributed earnings of the QEF and taxes, which deferral is subject to an interest charge. We would have to furnish certain information on an annual basis to U.S. holders in order for such holders to make a QEF election. The Company does not intend to furnish such information. The QEF election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the Internal Revenue Service, or IRS.

As an alternative to making the QEF election, a U.S. holder of ADSs of a PFIC which are publicly traded could mitigate the consequences of the PFIC rules by electing to mark the ADSs to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. holder’s adjusted tax basis in the PFIC ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years.

All U.S. holders are strongly advised to consult their own tax advisors about the PFIC rules and about the advisability, procedures and timing of their making any of the available tax elections, including the mark-to-market elections.

U.S. Information Reporting and Backup Withholding

Any dividends paid, or proceeds on a sale of, ADSs to or by holders of ADSs may be subject to U.S. information reporting requirements, and the 28% U.S. backup withholding tax may apply unless the holder (1) is an exempt recipient, or (2) provides a U.S. taxpayer identification number, certifies that no loss of exemption from backup withholding has occurred and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a refund or credit against the holder’s U.S. federal income tax, provided the required information is furnished to the IRS.

Irish Capital Acquisition Tax

A gift or inheritance comprising ordinary shares or ADSs will be within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. Capital acquisitions tax is charged at a rate of 20% on the taxable value of the gift or inheritance above a tax-free group threshold. This tax-free group threshold is determined by the aggregate of the current benefit and the value of all other benefits taken since December 5, 1991, which are within the same group. The group threshold is determined by the relationship between the disponer and the donee/successor. Gifts and inheritances taken by one spouse of a marriage from the other spouse of that marriage are not subject to capital acquisitions tax.

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

The documents concerning the Company referred to in this document and required to be made available to the public are available at the Company’s registered offices at Trintech Building, South County Business Park, Leopardstown, Dublin 18, Ireland.

I.	Subsidiary Information

Not required.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

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

As of January 31, 2006, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

We are exposed to market risk as the Company’s interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since the Company’s investments are in short-term instruments and the Company’s available line of credit requires interest payments at variable rates.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the US dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts the Company’s operating results.

Foreign exchange risk management

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the relevant subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of January 31, 2006, the Company had three forward exchange contracts maturing in fiscal 2007 to sell US$1.5 million and receive euro in return. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. The aggregate fair value of the contracts as of January 31, 2006 was negative US$15,000.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. At January 31, 2006, the Company had no currency options.

The table below provides information about the derivative financial instruments we have entered into that are sensitive to foreign currency exchange rates. The table presents fair values, notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

Foreign Currency Risk	Contract Notional Amounts Expected Maturity Date 2006	Fair Value as of January 31, 2006	Weighted-average Contractual Exchange Rate
	(U.S. dollars in thousands)
Derivatives used to manage anticipated cash flows
(Receive euro, Sell U.S. dollars) U.S. dollars	1,500	(15)	1.2240

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

A. On March 21, 2000, a two-for-one ADS split became effective resulting in one additional ADS being issued to ADS holders for each ADS held by ADS holders of record. As a result of the stock split, each of the Company’s ordinary shares was represented by two ADSs. On May 24, 2002 the Company effected a one-for-four reverse split of its issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net (loss) income per equivalent ADS is therefore calculated using 50% of the weighted-average number of ordinary shares outstanding during the period.

B. Not required.

C. Not required.

D. Not required.

E. Not required.

Item 15.	Controls and Procedures

The Company’s Chief Executive Officer, Cyril P. McGuire, and the Company’s Chief Financial Officer, Maurice Hickey, (the Company’s principal executive officer and principal financial officer, respectively) have concluded, based on their evaluation as of the end of the period covered by this report, that the Company’s disclosure controls and procedures (as defined in U.S. Securities Exchange Act of 1934 Rules 13a-15(e) or 15d-15(e)) are effective, as of the end of the period covered by this report, to provide reasonable assurance that information required to be disclosed by us in the reports filed, or submitted by us, under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. During the period covered by this report, there has been no change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that Kevin C. Shea and Robert M. Wadsworth are Audit Committee Financial Experts as defined by the applicable rules and regulations of the SEC. As a result of certain termination payments that the Company paid Mr. Shea in August 2002 as part of the termination of his employment with the Company in May 2002, Mr. Shea was deemed not to be “independent” under the applicable rules and regulations of Nasdaq from the period beginning on July 31, 2005, when such rules and regulations took effect for the Company, until September 1, 2005, at which time Mr. Shea was again deemed to be “independent” under the applicable rules and regulations of Nasdaq. The Board of Directors determined that, under these exceptional and limited circumstances, Mr. Shea remained as a member of the Audit Committee throughout this period on the basis that his membership was required in the best interests of the Company.

Item 16B.	Code of Ethics

We adopted a Code of Ethics that applies to all our employees, including our Chief Executive Officer, our President, our Chief Financial Officer, and our Controller. A copy of our Code of Ethics is available free of charge upon request by writing to us, attention of our Chief Financial Officer, at the address on the front cover of this Form 20-F.

Any amendment to or waivers of the Code of Ethics for members of our Board of Directors and our executive officers will be disclosed on our web-site at www.trintech.com within five business days following the amendment or waiver, and we may also disclose such amendment or waiver on a Form 6-K or Form 20-F. During fiscal 2006, no amendments to our waivers from the Code of Ethics were made or given for any of our executive officers.

Item 16C.	Principal Accountant Fees and Services

Fees Billed for Services Rendered by Principal Auditors

Ernst & Young, our independent auditors, billed us the fees set forth below for services rendered during fiscal 2006 and 2005, respectively. The Audit Committee has considered whether the non-audit services provided by Ernst & Young are compatible with maintaining its independence.

An analysis of principal accountant fees and services, for the last two fiscal years, is included below:

	For the year ended January 31, 2006 US$	For the year ended January 31, 2005 US$
Audit fees (1)	$280,682	$236,816
Audit related fees (2)	17,533	14,302
Tax fees (3)	92,886	19,616
All other fees (4)	1,007	78,791

Total fees	$392,108	$349,525

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Audit related fees relate to the audit of grant claims, and preparation and meetings with the Audit Committee.
(3)	Tax fees relate to tax compliance, planning, and advice.
(4)	Other fees include services related to forensic and security advisory services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following tables summarize, as ordinary shares and ADSs, purchases of equity securities in fiscal 2006 under our share buyback plan as reapproved in July 2005:

Ordinary Shares

	(a)	(b)	(c)	(d)
Period	Total Number of Shares Purchased	Average Price Per Share Paid	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
2/1/05-2/28/05	—	—	—	4,010,161

3/1/05-3/31/05	—	—	—	4,010,161

4/1/05-4/30/05	—	—	—	4,010,161

5/1/05-5/31/05	—	—	—	4,010,161

6/1/05-6/30/05	48,400	2.06	48,400	3,910,277

7/1/05-7/31/05	32,200	2.01	32,200	3,845,445

8/1/05-8/31/05	—	—	—	3,845,445

9/1/05-9/30/05	—	—	—	3,845,445

10/1/05-10/31/05	—	—	—	3,845,445

11/1/05-11/30/05	—	—	—	3,845,445

12/1/05-12/31/05	—	—	—	3,845,445

1/1/06-1/31/06	—	—	—	3,845,445

Total	80,600	$2.04	80,600

ADSs

	(a)	(b)	(c)	(d)
Period	Total Number of ADSs Purchased	Average Price Per ADS Paid	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs That May Yet Be Purchased Under the Plans or Programs
2/1/05-2/28/05	—	—	—	4,010,161

3/1/05-3/31/05	—	—	—	4,010,161

4/1/05-4/30/05	—	—	—	4,010,161

5/1/05-5/31/05	—	—	—	4,010,161

6/1/05-6/30/05	24,200	4.12	24,200	3,910,277

7/1/05-7/31/05	16,100	4.02	16,100	3,845,445

8/1/05-8/31/05	—	—	—	3,845,445

9/1/05-9/30/05	—	—	—	3,845,445

10/1/05-10/31/05	—	—	—	3,845,445

11/1/05-11/30/05	—	—	—	3,845,445

12/1/05-12/31/05	—	—	—	3,845,445

1/1/06-1/31/06	—	—	—	3,845,445

Total	40,300	$4.09	40,300

All purchases were made in accordance with a shareholder approved agreement between the Company and Deutsche Bank AG who would purchase the Company’s ordinary shares on the Company’s behalf. Under the agreement, we are entitled, at any time from July 16, 2005, up until the date which is 18 months after that date, to purchase not more than US$5.0 million of the Company’s capital from Deutsche Bank AG for a total consideration including premium of not more than US$100 per ADS. Any such purchases of ADSs may only be by us out of the Company’s distributable profits or by a subsidiary company and its distributable profits, or alternatively, out of a fresh issue of the Company’s shares made specifically for the purposes of financing any such purchase. All purchases indicated in the table above were for ADSs on the Nasdaq Stock Exchange.

PART III

Item 17.	Financial Statements

Not Applicable. Please see Item 18. Financial Statements.

Item 18.	Financial Statements

Financial documents filed as part of this Form 20-F.

(1)	Financial Statements. The following Trintech Group PLC Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-32 are herein incorporated by reference.

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

(2)	Financial Statement Schedule. The following financial statement schedule of Trintech Group PLC for the fiscal years ended January 31, 2006, 2005 and 2004 is filed as part of this Form 20-F and should be read in conjunction with the Company’s Consolidated Financial Statements incorporated by reference in Item 18 of this Form 20-F.

SCHEDULE II

TRINTECH GROUP PLC

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Additions charged (credited) to costs and expenses		Additions charged to other accounts		Exchange differences	Deductions	Balance at end of period
	(U.S. dollars in thousands)
Year ended January 31, 2006
Provisions for bad and doubtful debts	787	(24)		—		(42)	(456)	265

Year ended January 31, 2005
Provisions for bad and doubtful debts	1,595	159		—		86	(1,053)	787

Year ended January 31, 2004
Provisions for bad and doubtful debts	1,884	700		—		202	(1,191)	1,595

Year ended January 31, 2006
Warranty Reserve	395	5,297		—		30	(1,905)	3,817

Year ended January 31, 2005
Warranty Reserve	356	159		—		18	(138)	395

Year ended January 31, 2004
Warranty Reserve	625	185		—		62	(516)	356

Year ended January 31, 2006
Inventory Provision	605	92		—		(35)	(260)	402

Year ended January 31, 2005
Inventory Provision	2,640	6		—		85	(2,126)	605

Year ended January 31, 2004
Inventory Provision	3,910	409		—		369	(2,048)	2,640

Year ended January 31, 2006
Tax Valuation Allowance	20,191	(222)		578	(3)	(1,196)	(317)	19,034

Year ended January 31, 2005
Tax Valuation Allowance	19,140	(1,128	)(1)	2,863	(3)	365	(1,049)	20,191

Year ended January 31, 2004
Tax Valuation Allowance	15,863	3,006	(1)	58	(2)	1,731	(1,518)	19,140

(1)	In relation to additions charged to cost and expenses, the change in valuation allowance is principally due to the change in deferred tax assets.
(2)	In relation to additions charged to other accounts, the adjustment is due to the cumulative movement in the tax value of disqualifying dispositions.
(3)	In relation to disqualifying dispositions and revisions to net operating losses and other deferred benefits on finalization of tax returns in a number of jurisdictions.

Schedules not listed above have been omitted because the information required to be described in the schedules is not applicable or is shown in the financial statements.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of Trintech Group PLC, as amended, dated July 22, 2005

2.1	Specimen of Ordinary Share Certificate (filed as Exhibit 4.1 to Trintech’s Registration Statement on Form F-1 (File No. 333-1078) and incorporated herein by reference)

2.2	Form of Depositary Agreement among Trintech Group Limited, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) dated as of September 27, 1999, as amended on March 16, 2000 (filed as Exhibit 4.2 to Trintech’s Registration Statement on Form F-1 (File No. 333-32762) and incorporated herein by reference)

4.1	1990 Trintech Group Limited Share Option Scheme (filed as Exhibit 10.1 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.2	1997 Trintech Group Limited Share Option Scheme, as amended, dated as of July 22, 2005

4.3	1998 Trintech Group Limited Directors and Consultants Share Option Scheme, as amended, dated as of July 12, 2002 (filed as Exhibit 4.3 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2003 and incorporated by reference)

4.4	1999 Employee Share Purchase Plan (filed as Exhibit 10.4 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.5	[Reserved]

4.6	[Reserved]

4.7	[Reserved]

4.8	Credit Agreement between Trintech Group of Companies and The Bank of Ireland dated November 12, 1997 (filed as Exhibit 10.14 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.9	1999 U.S. Share Purchase Plan (filed as Exhibit 10.10 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.10	Debenture between Trintech Group Limited and The Bank of Ireland dated April 23, 1998 (filed as Exhibit 10.15 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.11	Lease Agreement between John McGuire, Cyril McGuire and Trintech Group Limited dated August 10, 2001 (filed as Exhibit 4.11 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated herein by reference)

4.12	Lease Agreement between 5 Independence Associates Limited Partnership and Trintech, Inc. dated April 30, 1998 (filed as Exhibit 10.22 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.13	Amendment No. 1 to Lease Agreement between 5 Independence Associates Limited Partnership and Trintech, Inc. dated August 4, 1998 (filed as Exhibit 10.23 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.14	Guaranty Agreement between 5 Independence Associates Limited Partnership and Trintech Holdings Limited dated April 1998 (filed as Exhibit 10.24 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.15	Office Lease Agreement between Sherlon Investments Corp. and Trintech, Inc. dated December 12, 1997 (filed as Exhibit 10.25 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

Exhibit Number	Description of Document
4.16	Lease Agreement between Service Life & Casualty Ins. Co. and Trintech, Inc. dated January 5, 1999 (filed as Exhibit 10.27 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.17	Lease Agreement between Lincoln Bascom Office Center and Trintech, Inc. dated March 19, 1996 (filed as Exhibit 10.28 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.18	First Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated April 1, 1997 (filed as Exhibit 10.29 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.19	First Amendment to Office Lease Agreement between Sherlon Investments Corp and Trintech, Inc. dated February 10, 1999 (filed as Exhibit 10.30 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.20	Second Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated May 4, 1998 (filed as Exhibit 10.31 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.21	Third Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated May 21, 1998 (filed as Exhibit 10.32 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.22	Lease Agreement between Trintech, Inc. and Peninsula Office Park Associates, L.P. dated May 28, 1999 (filed as Exhibit 4.22 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) and incorporated herein by reference)

4.23	First Amendment to the Lease between Trintech, Inc. and Peninsula Office Park Associates, L.P. dated November 1, 1999 (filed as Exhibit 4.23 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) and incorporated herein by reference)

4.24	Asset Purchase Agreement by and among Trintech Technologies Limited, Maria Sanchez and Eduardo Spangenberg, dated as of September 12, 2000 (filed as Exhibit 4.24 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.25	Form of Indemnification Agreement between Trintech, Inc. and its directors and officers dated September 1999 (filed as Exhibit 10.5 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.26	Supply Agreement between Keltek Electronics Limited and Trintech Group Limited dated August 17, 1998 (filed as Exhibit 10.20 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.27	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated December 3, 1996 (filed as Exhibit 10.33 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.28	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated December 3, 1996 (filed as Exhibit 10.34 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.29	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated October 13, 1997 (filed as Exhibit 10.35 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.30	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated October 13, 1997 (filed as Exhibit 10.36 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

Exhibit Number	Description of Document
4.31	Software Source Code License Agreement between RSA Data Security, Inc. and Trintech Manufacturing Ltd. Dated March 31, 1998 (filed as Exhibit 10.16 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.32†	Marketing Agreement between RSA Data Security, Inc. and Trintech Manufacturing Ltd. Dated March 31, 1998 (filed as Exhibit 10.17 to Trintech’s Registration Statement on Form F-1 (File No. 333-32762) and incorporated herein by reference)

4.33†	Agreement between Visa International and Trintech Group Limited dated August 27, 1998 (filed as Exhibit 10.18 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.34	Marketing Agreement between SAP Aktiengesellschaft and Trintech Group Limited dated November 19, 1998 (filed as Exhibit 10.5 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.35†	Development and Marketing Agreement between Trintech Group and Visa International Service Association dated March 26, 1999 (filed as Exhibit 10.37 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.36†	License Agreement between Trintech, Inc. and Visa U.S.A., Inc. dated May 12, 1999 (filed as Exhibit 10.38 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.37	Master Joint Marketing Agreement between Trintech, Inc. and Compaq Computer Corporation dated March 17, 1999 (filed as Exhibit 10.39 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.38	Exceptis Technologies Limited Share Option Scheme, adopted on July 14, 2000 (filed as Exhibit 4.38 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.39	Sale and Purchase Agreement by and between Trintech Group PLC and Exceptis Technologies Limited, dated November 2000 (filed as Exhibit 4.39 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.40	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Globeset, Inc. (filed as Exhibit 4.40 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.41	Sale and Purchase Agreement by and between Suresh Mirpuri and Trintech Group PLC, dated August 24, 2000 (filed as Exhibit 4.41 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.42	Line of Credit Agreement between Trintech Group PLC and The Bank of Ireland dated April 05, 2002 (filed as Exhibit 4.42 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated herein by reference)

4.43	Stock Purchase Agreement dated November 1, 2003 between Trintech Group PLC, Trintech Inc., CW & Associates, doing business as DataFlow Services and Jeffrey Wiggins (filed as Exhibit 4.43 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

4.44	Share Subscription Agreement dated November 1, 2003 between Trintech Group PLC, Trintech Inc. and Jeffrey Wiggins (filed as Exhibit 4.44 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

Exhibit Number	Description of Document
4.45	Grant to Trintech Technologies Limited from Enterprise Ireland dated April 26, 2004 (filed as Exhibit 4.45 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

8.1	Subsidiaries of Trintech Group PLC (See page 29 of this Form 20-F)

10.1	Consent of Ernst & Young

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act

13.1	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

†	Documents for which confidential treatment has been previously granted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRINTECH GROUP PLC
(Registrant)

By:	/s/ MAURICE HICKEY
Maurice Hickey
Chief Financial Officer

Date: May 12, 2006

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

OF TRINTECH GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

    Trintech Group PLC

We have audited the accompanying consolidated balance sheets of Trintech Group PLC and subsidiaries (the “Company”) as of January 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2006. Our audits also included the financial statement schedule listed at Item 18. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trintech Group PLC and its subsidiaries at January 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ ERNST & YOUNG

Dublin, Ireland

April 26, 2006

TRINTECH GROUP PLC

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	January 31,
	2005	2006
ASSETS
Current assets
Cash and cash equivalents	$39,180	$34,745
Accounts receivable, net of allowance for doubtful accounts of $787 and $265 at January 31, 2005 and 2006, respectively (note 4)	9,479	8,904
Inventories (note 5)	1,184	2,684
Value added taxes	531	405
Amounts receivable on legal settlement (note 20)	—	2,641
Prepaid expenses and other current assets	2,055	1,695
Net current deferred tax assets (note 15)	22	373
Amounts prepaid to related parties (note 19)	451	419

Total current assets	52,902	51,866
Non-current assets
Restricted cash (notes 7 and 20)	672	411
Property and equipment, net (notes 8 and 9)	824	1,322
Net non-current deferred tax asset (note 15)	28	65
Other non-current assets, net (note 10)	3,147	2,300
Goodwill (note 21)	8,613	10,167

Total assets	$66,186	$66,131

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdraft	$568	$192
Accounts payable	4,806	5,960
Accrued payroll and related expenses	1,884	1,803
Deferred consideration	2,398	1,550
Other accrued liabilities (notes 7 and 11)	3,413	2,247
Value added taxes	630	463
Warranty reserve	395	3,817
Deferred revenues	8,946	8,313

Total current liabilities	23,040	24,345

Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 31,160,091 and 31,290,027 issued, 30,908,635 and 31,034,923 shares outstanding at January 31, 2005 and 2006, respectively	84	84
Additional paid-in capital	246,283	246,405
Treasury shares (at cost, 251,456 and 255,104 shares at January 31, 2005 and 2006, respectively)	(416)	(449)
Accumulated deficit	(200,154)	(201,695)
Accumulated other comprehensive loss	(2,651)	(2,559)

Total shareholders’ equity	43,146	41,786

Total liabilities and shareholders’ equity	$66,186	$66,131

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended January 31,
	2004	2005	2006
Revenue:
Product	$10,318	$18,848	$10,824
License	22,867	23,567	23,598
Service	9,886	13,380	14,203

Total revenue	43,071	55,795	48,625

Cost of revenue:
Product	7,586	13,088	13,571
License	5,313	3,725	3,601
Service	6,020	5,812	5,200

Total cost of revenue	18,919	22,625	22,372

Gross margin	24,152	33,170	26,253
Operating expenses:
Research and development	8,280	9,169	9,612
Sales and marketing	8,689	9,473	9,538
General and administrative	10,587	12,007	11,535
Restructuring charge (note 22)	745	288	661
Amortization of purchased intangible assets	507	847	847
Adjustment of acquisition liabilities (note 20)	—	(249)	—
Adjustment of acquisition deferred consideration (note 20)	(1,149)	—	—
Impairment loss on goodwill, net (note 20)	—	—	(3,061)
Stock-based compensation	—	116	—

Total operating expenses	27,659	31,651	29,132

(Loss) income from operations	(3,507)	1,519	(2,879)
Interest income, net	268	428	1,082
Exchange gain, net	79	197	(151)

(Loss) income before provision for income taxes	(3,160)	2,144	(1,948)
Provision for income taxes (note 15)	—	(123)	407

Net (loss) income	$(3,160)	$2,021	$(1,541)

Basic net (loss) income per Ordinary Share (note 13)	$(0.10)	$0.07	$(0.05)

Shares used in computing basic net (loss) income per Ordinary Share	30,314,419	30,786,268	30,997,352

Diluted net (loss) income per Ordinary Share	$(0.10)	$0.06	$(0.05)

Shares used in computing diluted net (loss) income per Ordinary Share	30,314,419	32,361,102	30,997,352

Basic net (loss) income per equivalent ADS	$(0.21)	$0.13	$(0.10)

Diluted net (loss) income per equivalent ADS	$(0.21)	$0.12	$(0.10)

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Treasury Shares	Accumulated Deficit	Deferred Stock-based Compensation	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 31, 2003	30,523,413	$83	$245,622	$(140)	$(199,015)	$(34)	$(1,433)	$45,083
Issuance of Ordinary Shares on exercise of options (a)	212,576	0	155	—	—	—	—	155
Purchase of treasury shares	(502,662)	—	—	(512)	—	—	—	(512)
Reissue of treasury shares	363,448	—	222	384	—	—	—	606
Reversal of deferred compensation related to the expiry of unvested options assumed	—	—	(34)	—	—	34	—	—
Net loss	—	—	—	—	(3,160)	—	—	(3,160)
Currency translation adjustment	—	—	—	—	—	—	(818)	(818)

Comprehensive loss	—	—	—	—	—	—	—	(3,978)

Balance at January 31, 2004	30,596,775	83	245,965	(268)	(202,175)	—	(2,251)	41,354
Issuance of Ordinary Shares on exercise of options (a)	308,808	1	282	—	—	—	—	283
Expense of share issues	—	—	(10)	—	—	—	—	(10)
Purchase of treasury shares	(135,440)	—	—	(338)	—	—	—	(338)
Reissue of treasury shares	138,492	—	(70)	190	—	—	—	120
Stock-based compensation	—	—	116	—	—	—	—	116
Net income	—	—	—	—	2,021	—	—	2,021
Currency translation adjustment	—	—	—	—	—	—	(400)	(400)

Comprehensive income	—	—	—	—	—	—	—	1,621

Balance at January 31, 2005	30,908,635	84	246,283	(416)	(200,154)	—	(2,651)	43,146
Issuance of Ordinary Shares on exercise of options (a)	129,936	0	113	—	—	—	—	113
Purchase of treasury shares	(80,600)	—	—	(165)	—	—	—	(165)
Reissue of treasury shares	76,952	—	9	132	—	—	—	141
Net loss	—	—	—	—	(1,541)	—	—	(1,541)
Currency translation adjustment	—	—	—	—	—	—	92	92

Comprehensive loss	—	—	—	—	—	—	—	(1,449)

Balance at January 31, 2006	31,034,923	$84	$246,405	$(449)	$(201,695)	$—	$(2,559)	$41,786

(a) See note 14 to these financial statements

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended January 31,
	2004	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(3,160)	$2,021	$(1,541)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation, amortization and impairment	3,061	1,567	1,385
Impairment loss on goodwill (note 20)	—	—	(3,891)
Stock-based compensation	—	116	—
Effect of changes in foreign currency exchange rates	673	(384)	(16)
Changes in operating assets and liabilities:
Inventories	2,378	(324)	(1,595)
Accounts receivable	2,667	2,917	668
Prepaid expenses and other assets excluding gain on settlement	(1,020)	(1,568)	(191)
Amounts prepaid to related parties	—	(451)	(419)
Value added tax receivable	223	(32)	104
Accounts payable	301	(224)	1,457
Accrued payroll and related expenses	(685)	(19)	5
Deferred revenues	(73)	52	(417)
Value added tax payable	411	(236)	(124)
Warranty reserve	(344)	13	3,531
Government grants repayable and related loans	(399)	(168)	—
Other accrued liabilities	(4,403)	(575)	(844)

Net cash (used in) provided by operating activities	(370)	2,705	(1,888)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(605)	(528)	(1,072)
Payments relating to acquisitions	(6,855)	(771)	(1,194)

Net cash used in investing activities	(7,460)	(1,299)	(2,266)

CASH FLOWS FROM FINANCING ACTIVITIES:
Reductions from restricted cash deposits	1,921	539	261
Principal payments on capital leases	(446)	(380)	(83)
Issuance of ordinary shares	761	403	254
Purchases of treasury shares	(512)	(338)	(165)
Expenses of share issue	—	(10)	—
Proceeds (repayments) under bank overdraft facility	—	568	(376)

Net cash provided by (used in) financing activities	1,724	782	(109)

Net (decrease) increase in cash and cash equivalents	(6,106)	2,188	(4,263)
Effect of exchange rate changes on cash and cash equivalents	411	128	(172)
Cash and cash equivalents at beginning of year	42,559	36,864	39,180

Cash and cash equivalents at end of year	$36,864	$39,180	$34,745

Supplemental disclosure of cash flow information:
Interest paid	$85	$30	$30

Taxes paid (received)	$110	$584	$(338)

Supplemental disclosure of non-cash flow information:
Acquisition of property and equipment under capital leases	$87	$—	$—

See accompanying notes

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Organization

Trintech Group PLC is organized as a public limited company under the laws of Ireland. Trintech Group PLC and its wholly-owned subsidiaries (collectively, the “Company”) is a leading provider of secure payment infrastructure and transaction reconciliation solutions globally. The Company develops, markets and sells a comprehensive suite of transaction reconciliation software products and services which allow customers to optimize enterprise funds management and payment lifecycle management including account reconciliation and risk management functions for their receipts and payments transactions. The Company also develops, markets and sells a comprehensive suite of software and electronic PoS systems that enable electronic payments in multiple channels.

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

Vulnerabilities due to use of two manufacturers

The Company uses two manufacturers for its PoS system products. While the Company has alternative manufacturing sources, if the manufacturers increased cost or ceased manufacturing the Company may not be able to obtain alternative capacity rapidly at a comparable price. Failure to obtain an adequate supply of products on a timely basis would delay product delivery to customers, which may have a material adverse effect on the Company’s business and results of operations.

Companies Acts, 1963 to 2005

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a company’s annual return. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990 in respect of the consolidated financial statements for the years ended January 31, 2004 and 2005. Copies of consolidated financial statements for each of the years ended January 31, 2004 and 2005 have been so annexed to the relevant annual returns, and a copy of the consolidated financial statements for the year ended January 31, 2006, together with the report of the auditors thereon, will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of the Company in 2006.

Translation of Financial Statements of Foreign Entities

The euro (€) is the functional currency of the Company’s subsidiaries in Ireland and Germany. The U.S. dollar (US$) is the functional currency of the parent company, Trintech Group PLC and the Company’s subsidiaries in the United States, Uruguay and the Cayman Islands. The United Kingdom pound sterling (Stg£) is

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the functional currency of the Company’s UK subsidiaries. Transaction gains or losses arising on changes in the exchange rates between functional currencies and foreign currencies are included in net (loss) income for the period.

The Company’s assets and liabilities are translated to U.S. dollars, the reporting currency, at the exchange rate at the balance sheet date. Revenues, costs and expenses are translated to U.S. dollars at average rates of exchange prevailing during the periods. Translation adjustments arising are reported as a component of other comprehensive loss in shareholders’ equity.

Revenue Recognition

The Company’s revenue is derived from product sales, license fees and charges for services.

Revenue is recognized on product sales when persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectibility is reasonably assured.

The Company recognizes license revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletins (SAB) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104 “Revenue Recognition”, issued by the staff of the SEC in December 2003, the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenue when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable. In addition, if the Company provides services that are considered essential to the functionality of the software products, both the license revenue and the service revenue are recognized in accordance with the provisions of the SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” in accordance with the “Input Method”. The amount of revenue recognized is based on the total license and service fees under the agreement and the percentage of completion achieved.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Company also offers hosting arrangements, known as Application Service Provision (ASP). With ASP arrangements the Company installs and runs software applications through its own or third-party’s servers giving customers access to the application via the internet or a dedicated line. ASPs are within the scope of SOP 97-2 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, and VSOE has been established for the hosting element, revenue is recognized on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognized ratably as the service is provided.

Cost of Revenue

Cost of product revenue includes outsourced manufacturing costs, and packaging, documentation, labor and other costs associated with packaging and shipping electronic PoS system products. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived and the cost of providing after-sale support and maintenance services to customers and amortization of acquired technology costs. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

Cash Equivalents

The Company considers all highly liquid investments with insignificant interest rate risk and purchased with a maturity of three months or less to be cash equivalents.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through January 31, 2006, all research and development costs have been expensed.

Other Non-current Assets

Other non-current assets represent costs of technology acquired which have reached technological feasibility, the fair value at date of acquisition of an assembled workforce (subsequently reclassified to goodwill), an acquired customer base, trade names and non-compete covenants related to the Company’s acquisitions as described in Note 20. The costs of technology have been capitalized and will be written off over their useful economic lives in accordance with SFAS 86. The remaining cost associated with the non-current assets will be written off over six years. Amortization expense for the years ended January 31, 2004, 2005 and 2006, was US$1,641,000, US$847,000 and US$847,000, respectively.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

No goodwill impairments were recognized for fiscal 2004, 2005 and 2006.

In fiscal 2006, the Company recognized a reduction of the impairment loss on goodwill previously written off. There have been extensive negotiations over the past two years with the vendors of Checkline on the payment of escrow monies and deferred consideration relating to the original acquisition of Checkline in fiscal 2001. Arising from these negotiations, a mediation process was entered into by both parties. The result of this process was the release of monies held in an escrow account, an element of the original purchase consideration amounting to US$1.76 million to the Company; the release of the Company from payment of the deferred consideration liability of US$1.25 million to the vendors of Checkline; and the receipt of 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$881,000, which again formed part of the original purchase consideration. The net effect of the settlement was a reduction in the overall impairment loss on the acquisition, net of legal costs in fiscal 2006, of US$3.1 million.

The Company also assesses the impairment of long-lived assets, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” on a periodic basis. SFAS No. 144 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 17, (APB 17), “Intangible Assets”. For the purpose of SFAS No. 144, impairment is the condition that exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

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

No impairments of long-lived assets were recognized for fiscal 2004, 2005 and 2006.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of the assets as follows:

Motor vehicles, computer and office equipment, fixtures and fittings	3 years

Leasehold improvements are amortized over the lesser of the leasehold improvements useful life or the lease term.

Depreciation expense was US$1,418,000, US$720,000 and US$538,000 in fiscal 2004, 2005 and 2006, respectively.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net (Loss) Income per Ordinary Share

Basic (loss) income per share is calculated using net (loss) income divided by the weighted-average number of ordinary shares outstanding for the period. Diluted net (loss) income per share is calculated using net (loss) income divided by the weighted-average number of ordinary shares outstanding for the period, plus dilutive potential ordinary shares outstanding during the period. Potential ordinary shares were excluded from the calculations of the diluted net (loss) income per share for fiscal 2004 and fiscal 2006 because all such shares were anti-dilutive (a decrease in loss per share amounts). In fiscal 2005, 492,068 potential ordinary shares were excluded from the calculations of the diluted net (loss) income per share because the shares were anti-dilutive.

Basic and diluted net (loss) income per share is calculated in accordance with SFAS No. 128 “Earnings per Share”.

Concentration of Credit Risk

The Company sells its products primarily to banks, merchants and financial transaction processors throughout the world. While a small number of customers have historically accounted for a significant portion of the Company’s revenue, management believes that these customers are credit worthy and, accordingly, minimal credit risk exists with respect to these customers. The Company performs ongoing credit evaluations on its customers and maintains reserves for potential credit losses. Generally such losses have been within management’s expectations. The Company had an allowance for doubtful accounts of approximately US$787,000 and US$265,000 at January 31, 2005 and 2006 respectively. The Company generally requires no collateral from its customers.

The Company invests its excess cash in low-risk, short-term deposit accounts and commercial paper with high credit-quality banks in the United States, Germany, United Kingdom and Ireland. At January 31, 2006, US$34.7 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

Marketing Grants and Related Loans

Marketing grants and related loans received are accounted for in accordance with the terms of the agreement for the specific grant/loan. This is either as a 50% offset against the relevant expenditure on developing an overseas market and a 50% loan to be repaid at rates linked to future revenues earned in the related markets, or as a 100% loan to be repaid at rates linked to future revenues earned in the related markets. No such grants and loans were received during fiscal 2006, whereas all previous such grants and loans were fully repaid during fiscal 2005.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Pro forma information regarding net (loss) income is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2004, 2005 and 2006: risk free interest rate of 2%, 3% and 4% respectively; dividend yields of 0%; volatility factors of the expected market price of the Company’s ordinary shares of 1.1 in fiscal 2004, .92 for fiscal 2005 and .76 for fiscal 2006, and a weighted-average expected life of the options of four years for fiscal 2004 and fiscal 2005 and 4.6 years for fiscal 2006.

For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information is as follows:

	Year ended January 31,
	2004	2005	2006
	(U.S. dollars in thousands)
Net (loss) income, as reported	$(3,160)	$2,021	$(1,541)

Add: Stock-based employee compensation expense included in reported net (loss) income, net of related tax effects	—	116	—

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,797)	(2,088)	(1,638)

Pro forma net (loss) income	$(6,957)	$49	$(3,179)

Earnings (loss) per share:
Basic—as reported	$(0.10)	$0.07	$(0.05)
Basic—pro forma	$(0.23)	$0.00	$(0.10)
Diluted—as reported	$(0.10)	$0.06	$(0.05)
Diluted—pro forma	$(0.23)	$0.00	$(0.10)

Advertising and Promotion Expense

All costs associated with advertising are expensed as incurred. Advertising and promotion expense was US$636,000, US$846,000 and US$675,000 for fiscal 2004, 2005 and 2006, respectively.

Inventories

Inventories are stated at the lower of cost or market value.

Accounting for Income Taxes

Deferred income taxes are recognized based on temporary timing differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the statutory tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to reverse. Valuation allowances are provided against the net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the timing of the temporary differences becoming deductible. Management considers, among other available information, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment.

Warranty Reserves

The Company maintains reserves for future warranty claims arising from past sales of product. The Company makes provision for such costs when revenue is recorded from product sales. Each quarter the Company re-evaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. In the twelve months ended January 31, 2006, the Company increased its warranty reserve by US$5.0 million relating to the extension of warranty periods for certain new and recently brought to market hardware products deployed in Europe that were found to fail intermittently. This provision was estimated by management following extensive discussions with both customers and third party suppliers of repair and rework services and is considered sufficient at this point in time. The provision was calculated using the actual number of units deployed in the market-place, supplier quotes for the required re-work to these units and the re-imbursement to customers of costs associated with the re-work program. The following table summarizes the Company’s warranty activity for fiscal 2004, 2005 and 2006:

	Year ended January 31
	2004	2005	2006
	(U.S. dollars in thousands)
Opening reserve balance	$625	$356	$395
Deductions	(516)	(138)	(1,905)
Provision for new product warranties issued	155	159	303
Adjustment of pre-existing warranties provision	30	—	4,994
Exchange differences	62	18	30

Closing reserve balance	$356	$395	$3,817

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28”. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. It also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The standard is effective for accounting changes and errors made in fiscal years beginning after December 15, 2005. The Company does not expect the Standard to have a material impact on its consolidated results of operations and financial condition.

In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R “Share-Based Payment” (“SFAS 123R”), which replaces SFAS 123 and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. The Company adopted SFAS 123R on February 1, 2006.

Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies’ footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. The Company adopted SFAS 123R using the modified prospective method.

The Company has not completed its evaluation of the effects of adopting SFAS 123R. However, the Company anticipates it will recognize an aggregate of US$2.4 million as compensation expense in fiscal years 2007 to 2010. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Reclassification

As of January 31, 2005, the Company presented net current deferred tax assets within prepaid expenses and other current assets in the balance sheet. As of January 31, 2006, the Company has determined that net current deferred tax assets be separately disclosed as at January 31, 2005 and 2006, and therefore has reclassified net current deferred tax assets in the January 31, 2005 balance sheet. This reclassification had no impact on our working capital or consolidated statements of operations.

2.	Cash and cash equivalents

The Company invests its excess cash in low-risk, short-term, deposit accounts with high credit-quality banks in the United States, Germany, United Kingdom and Ireland. It also invests in highly liquid investments in time deposits of money market funds and commercial paper, with original maturities of 90 days or less. At January 31, 2006, US$34.7 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

	Year ended January 31,
	2005	2006
	(U.S. dollars in thousands)
Cash in bank and at hand	$8,435	$5,563
Money market funds	30,745	18,243
Commercial paper at market value	—	10,939

Total cash and cash equivalents	$39,180	$34,745

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Revolving Credit Facility: Bank Overdraft Facility and Overdrafts

The Company has an unsecured overdraft facility of €2.5 million (approximately US$3.0 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 2.84% as at January 31, 2006. The bank overdraft amount was US$192,000 at January 31, 2006. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand.

4.	Accounts Receivable

The accounts receivable balance includes billed and unbilled receivables as follows:

	As of January 31,
	2005	2006
	(U.S. dollars in thousands)
Billed receivables, net	$8,338	$8,428
Unbilled receivables	1,141	476

Total	$9,479	$8,904

Included in the unbilled receivables balance above are the unbilled percentage of completion amounts of US$127,000 for fiscal 2005 and US$136,000 for fiscal 2006.

The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable. In determining these percentages, the Company analyzes its historical collection experience and current economic trends. If the historical data the Company uses to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

5.	Inventories

	As of January 31,
	2005	2006
	(U.S. dollars in thousands)
Raw materials	$693	$632
Finished goods	491	2,052

Total	$1,184	$2,684

The total inventory balance above is stated net of an inventory provision of US$605,000 at January 31, 2005 and US$402,000 at January 31, 2006.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The derivative instruments held by the Company as of January 31, 2005 and January 31, 2006 did not qualify as accounting hedges as of January 31, 2005 and January 31, 2006, respectively. The fair value losses on derivatives held as of January 31, 2005 and January 31, 2006 were recognized in the Consolidated Statements of Operations.

As of January 31, 2006, the Company had three forward exchange contracts maturing in 2006 to sell US$1.5 million and receive euro in return. The fair value of the contracts as of January 31, 2006 was US$15,000 negative.

	Year ended January 31,
	2005		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non-Derivatives
Cash and cash equivalents	$39,180	$39,180	$34,745	$34,745
Restricted cash	$672	$672	$411	$411
Accounts receivable, net	$9,479	$9,479	$8,904	$8,904
Accounts payable	$4,806	$4,806	$5,960	$5,960

Derivatives
Foreign exchange forward contracts	$(39)	$(39)	$(15)	$(15)

•	The fair value of cash equivalents, restricted cash, accounts receivable and accounts payable approximates fair value due to the short maturities of those instruments.

•	The fair value of the contracts was calculated as the present value of the settlement amount less the current valuation based on the January 31, 2006 spot rate.

The carrying amounts for derivatives in the table above are included in the statements of financial position under ‘Other Accrued Liabilities’ caption.

7.	Operating Lease Commitments

The Company’s significant operating leases are for the premises in Dublin, Ireland; Frankfurt, Germany; Dallas, Texas; London, United Kingdom; and Rotterdam, Holland. In Dublin, the Company leases its corporate headquarters from Cyril P. McGuire, an officer and director of the Company, and John McGuire, a former significant shareholder. These facilities are held under two leases expiring in 2023 and 2025, with rent reviews every five years and options to exit in fiscal 2007 and fiscal 2009, respectively. The rent paid by the Company was determined after completion of a survey of the rental market, and the terms of the lease are no less favorable than those that could be obtained in arms-length transactions. In February 2006, the Company exercised the option to exit the lease expiring in 2023, effective as of September 1, 2006. The Frankfurt facility lease expires in October 2007. The Dallas facility lease expires in August 2006. The London facility is under a ten-year lease with a rent review and option to exit in fiscal 2011. Rent expense, which does not include the expense for facilities that the Company does not occupy, was approximately US$2,069,000, US$1,823,000 and US$1,861,000 for the years ended January 31, 2004, 2005, and 2006 respectively. For the year ended January 31, 2006, lease abandonment costs totaled US$816,000. This charge includes the assignment of a lease obligation in Dublin amounting to US$416,000 in fiscal 2006.

For its Frankfurt facility the Company has provided a security deposit of US$51,000. This amount is classified as restricted cash on the Consolidated Balance Sheets.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating lease payments in the table below represent future minimum payments for all properties currently leased by the Company. The estimated costs of abandoning these leased facilities, including estimated costs to sublease, were based on market information trend analysis.

	Future Minimum Lease Payments	Future Sublease Income
	(U.S. dollars in thousands)
Year ending January 31,
2007	$2,062	$819
2008	1,356	748
2009	1,291	748
2010	381	67
2011	87	—

Total minimum lease payments outstanding	$5,177	$2,382

Provisions for abandonment relating to future minimum lease payments of US$nil (US$424,000 in fiscal 2005) are included in other accrued liabilities at January 31, 2006.

8.	Capital Leases

The following is an analysis of the property acquired under capital leases, and included in property and equipment, by major classes:

	Asset balances at January 31,
	2005	2006
	(U.S. dollars in thousands)
Computers and office equipment	$2,284	$1,331
Motor vehicles	73	—

Total cost	2,357	1,331
Accumulated depreciation	(2,315)	(1,326)

Total, net	$42	$5

9.	Property and Equipment

Property and equipment consist of the following:

	Year ended January 31,
	2005	2006
	(U.S. dollars in thousands)
Computers and office equipment	$8,900	$7,829
Motor vehicles	116	52
Fixtures and fittings	3,024	2,950

Total cost	12,040	10,831
Accumulated depreciation	(11,216)	(9,509)

Property and equipment, net	$824	$1,322

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.	Other Non-Current Assets

Other non-current asset amortization for the years ended January 31, 2004, 2005 and 2006 was US$1,641,000, US$847,000 and US$847,000 respectively. Other non–current asset amortization is estimated to be approximately US$831,000 in the year ending January 31, 2007, US$784,000 in the year ending January 31, 2008, US$392,000 in the year ending January 31, 2009, and US$293,000 in the year ending January 31, 2010.

	As of January 31, 2005				As of January 31, 2006
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Other non-current Assets-amortizable:
Purchased technology	$14,926	$3,392	$11,493	$41	$14,926	$3,392	$11,516	$18
Trade names	120	—	50	70	120	—	90	30
Customer base	9,735	567	6,132	3,036	9,735	567	6,916	2,252
Covenants	2,492	1,232	1,260	—	2,492	1,232	1,260	—

Total identifiable Intangible Assets	$27,273	$5,191	$18,935	$3,147	$27,273	$5,191	$19,782	$2,300

During the fourth quarter of fiscal 2003, the Company completed its annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142. The assessment was performed primarily due to the further significant decline in the Company’s stock price, the net book value of assets significantly exceeding the Company’s market capitalization and the overall decline in industry growth rates, which indicated that this trend might continue for an indefinite period.

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

During the fourth quarters of fiscal 2004, fiscal 2005 and fiscal 2006, the Company completed its annual impairment tests and assessments of the carrying value of identifiable indefinite-lived intangible assets and goodwill as required by SFAS 142 and determined its recorded non-current assets were not impaired as of January 31, 2004, January 31, 2005 and January 31, 2006.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	Other Accrued Liabilities

Other accrued liabilities consist of the following:

	As of January 31,
	2005	2006
	(U.S. dollars in thousands)
Provision for lease abandonment	$424	$—
Other	2,989	2,247

Total	$3,413	$2,247

12.	Shareholders’ Equity

The Company’s authorized share capital comprises 100,000,000 Ordinary Shares of US$0.0027 par value per share and 10,000,000 Series B Preference Shares of US$0.0027 par value per share, which may be issued with such special, qualified, preferred, deferred or other rights or privileges or conditions as to capital, dividends, rights of voting or other matters as the Directors may decide.

In July 2005, the Company’s shareholders re-approved an agreement, which gave the Board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under this program, up to US$5.0 million of the Company’s ordinary shares could be acquired on the open market, or in negotiated or block trades. As of January 31, 2006, the Company had repurchased 833,396 ordinary shares at a cost of approximately US$1.2 million. As of January 31, 2006 approximately US$3.8 million remained available for future repurchases under this program.

In fiscal 2005 the Company’s Advisory Board was issued options to purchase 88,000 of the Company’s Ordinary Shares (44,000 equivalent ADSs) at an exercise price of US$2.63 (US$5.25 per equivalent ADS) granted at fair market value on the date of grant. The options were treated as non employee stock-based compensation under SFAS No. 123 and Emerging Issues Task Force abstract 96-18 (“Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services” (EITF 96-18)). As a result, non-cash stock-based compensation for the period was measured as the fair market value of the option, determined using the Black-Scholes method on the grant date, multiplied by the number of options. The option grants vested immediately, resulting in the full stock-based compensation expense of US$101,000 relating to these options being recognized in the three months ended April 30, 2004. An additional US$15,000 of non-employee stock-based compensation was recognized in fiscal 2005. In fiscal 2006, the Company incurred no non-employee stock-based compensation.

Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish company law and are recorded in accordance with U.S. GAAP. There were no dividends declared or payable by the Company in any of the years presented. At January 31, 2004, 2005 and 2006, the Company did not have any profits available for distribution.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.	Net (Loss) Income Per Ordinary Share

	Year ended January 31,
	2004	2005	2006
	(U.S. dollars in thousands, except per share data)
Numerator:
Numerator for basic and diluted net (loss) income per ordinary share—(Loss) income available to ordinary shareholders	$(3,160)	$2,021	$(1,541)

Denominator:
Denominator for basic earnings per Share—weighted-average Ordinary Shares	30,314,419	30,786,268	30,997,352
Effect of employee stock options	—	1,574,834	—

Denominator for diluted net (loss) income per Ordinary Share	30,314,419	32,361,102	30,997,352

Basic net (loss) income per Ordinary Share	$(0.10)	$0.07	$(0.05)

Diluted net (loss) income per Ordinary Share	$(0.10)	$0.06	$(0.05)

ADS used in computing basic net (loss) income per equivalent ADS	15,157,210	15,393,134	15,498,676

ADS used in computing diluted net (loss) income per equivalent ADS	15,157,210	16,180,551	15,498,676

Basic net (loss) income per ADS	$(0.21)	$0.13	$(0.10)

Diluted net (loss) income per ADS	$(0.21)	$0.12	$(0.10)

14.	Employee Benefit Plans

The Company has the following active stock option and purchase plans: the Trintech Group PLC 1997 Share Option Scheme, the Trintech Group PLC Directors and Consultants Share Option Scheme, and the Trintech 1999 Employee Share Purchase Plan (the Stock Plans). An aggregate of 8,100,000 Ordinary Shares (4,050,000 equivalent ADSs) has been allocated for issue collectively under the Stock Plans. 769,584 Ordinary Shares (384,792 equivalent ADSs) remain available for option grants collectively under the Stock Plans. If an option expires or is cancelled for any reason without having been fully exercised or vested, the unvested or cancelled options will continue to be available for future grant under the Stock Plans.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for the Company’s Irish employees. The 1999 savings related scheme applies to all of the Company’s qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2006 no shares had been issued under this scheme.

Also, in August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Share Purchase Plan for Trintech’s U.S. employees. The 1999 employee share purchase plan is intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986 and contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year.

The 1999 Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation. As of January 31, 2006, 427,140 Ordinary Shares (213,570 equivalent ADSs) had been issued under this plan, of which 76,952 Ordinary Shares (38,476 equivalent ADSs) were issued during fiscal 2006 for a total consideration of approximately US$140,730.

A summary of the Company’s stock option activity and related information for the years ended January 31, 2004, 2005 and 2006 is as follows:

	January 31, 2004		January 31, 2005		January 31, 2006
	Options	Weighted- average exercise price	Options	Weighted- average exercise price	Options	Weighted- average exercise price
Outstanding at beginning of year	4,438,432	$6.67	4,515,240	$4.32	4,825,222	$3.12
Granted	1,710,500	1.28	1,813,050	2.52	791,180	1.92
Cancelled	(950,116)	7.37	(836,656)	7.44	(13,332)	24.50
Forfeited	(471,000)	10.92	(353,674)	7.07	(225,836)	3.64
Exercised	(212,576)	0.73	(312,738)	0.92	(126,000)	0.87

Outstanding at end of year	4,515,240	$4.32	4,825,222	$3.12	5,251,234	$2.92

Exercisable at end of year	2,235,096	$6.89	2,312,086	$4.21	3,359,028	$3.32

	January 31, 2004		January 31, 2005		January 31, 2006
	Fair value	Weighted- Average Exercise Price	Fair value	Weighted- average exercise price	Fair value	Weighted- average exercise price
Weighted-average fair value of options granted during the year for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$0.92	$1.28	$1.70	$2.52	$1.19	$1.92

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Exercise prices for options outstanding as of January 31, 2006 ranged from US$0.50 to US$49.50 per share. The breakdown of outstanding options at January 31, 2006 by price range is as follows:

	Outstanding share options			Exercisable share options
Range of exercise prices	Number of share options	Weighted-average remaining life (years)	Weighted-average exercise price	Number of share options	Weighted-average exercise price
$ 0.50 – 1.25	1,975,504	4.12	$1.07	1,843,046	$1.07
$ 1.30 – 2.25	1,411,712	5.64	1.86	530,148	1.77
$ 2.31 – 2.91	1,434,850	5.21	2.61	582,680	2.57
$ 2.96 – 49.50	429,168	2.12	15.93	403,154	16.74

	5,251,234	4.67	$2.92	3,359,028	$3.32

Options have been granted in U.S. dollars since September 1999, previously options were granted in Irish pounds. The U.S. dollar equivalents for disclosure above have been determined using the U.S. dollar rate at the date of each grant.

15.	Income Taxes

(Loss) income before provision for income taxes consists of the following:

	Year ended January 31,
	2004	2005	2006
	(U.S. dollars in thousands)
Ireland	$(9,549)	$(804)	$(3,828)
Foreign	6,389	2,948	1,880

Total	$(3,160)	$2,144	$(1,948)

The provision for income taxes consists of the following:

	Year ended January 31,
	2004	2005	2006
	(U.S. dollars in thousands)
Current:
Ireland	$137	$(149)	$(45)
Foreign—National	(306)	259	17
Foreign—State and Local Taxes	169	63	11

Total current	$—	$173	$(17)

Deferred:
Ireland	$—	$—	$—
Foreign—National	—	(50)	(390)

Total deferred	$—	$(50)	$(390)

Total provision for income taxes	$—	$123	$(407)

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to income before taxes. The sources and tax effects of the differences are as follows:

	Year ended January 31,
	2004	2005	2006
	(U.S. dollars in thousands)
Income taxes computed at the Irish statutory income tax rate of 12.50% for 2004, 2005 and 2006	$(395)	$268	$(244)
Income from Irish manufacturing operations taxed at lower rates	320	74	178
Income (losses) subject to higher rates of tax	1,160	954	38
Changes in valuation allowance—operating losses utilized	(1,881)	(1,867)	(1,685)
Changes in valuation allowance—operating losses not utilized	1,309	739	1,475
Income not subject to tax	(42)	(124)	(172)
State and local tax	169	63	11
Withholding tax	—	16	1
Capital allowances in excess of depreciation	(640)	—	—

Total provision for income taxes.	$—	$123	$(407)

	January 31,
	2004	2005	2006
	(U.S. dollars in thousands)
Deferred tax assets
Net operating loss carryforwards	$19,140	$20,241	$19,472

Total deferred tax assets	19,140	20,241	19,472
Valuation allowance	(19,140)	(20,191)	(19,034)

Net deferred tax assets	$—	$50	$438

As at January 31, 2006, the Company has net operating tax loss carryforwards (NOLs) of approximately US$163.1 million for tax purposes, which will be available for offset against future taxable income. If not used, the US carryforwards of US$11.5 million will expire between 2014 and 2023. To the extent NOLs, when realized, relate to non-qualified stock option and share deductions, the resulting benefits will be credited to shareholders equity.

The Company has provided full valuation allowances against the NOLs and other deferred benefits in the Irish entity and partial valuation allowances against the NOL’s in the UK entity, due to the history of operating losses in the related tax jurisdictions. No valuation allowance has been provided for against the deferred tax asset recognized in the US and German entities due to the likelihood of taxable profits in future years to offset the NOLs.

The Company has NOLs and other deferred benefits that are available to offset against future taxable income. Operating activities contributed to the NOLs and the remaining NOLs are attributable to tax deductions related to the exercise of non-qualified stock options and shares. The Company recognizes the tax benefits from the current and prior years’ non-qualified stock option deductions after utilization of the NOLs from operations (i.e. NOLs determined without deductions for exercised non-qualified stock options and shares) to reduce income tax expense.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s deferred tax asset related to operations and exercised stock options and shares amounted to:

	January 31,
	2004	2005	2006
	(U.S. dollars in thousands)
Operations	$16,217	$17,270	$16,482
Non-qualified stock options	2,923	2,971	2,990

Total deferred tax assets	$19,140	$20,241	$19,472

When realization of the deferred tax asset is more likely than not to occur, the benefit related to the deductible temporary differences attributable to operations is recognized as a reduction of income tax expense. The benefit related to non-qualified stock option and share deductions is credited to additional paid in capital when realized.

16.	Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” and related interpretations. The Company’s chief operating decision maker is the Chief Executive Officer. During fiscal 2005, the Company changed the way it views its operations. Prior to fiscal 2005, the Company split its operations between Product and Licenses and Services. The Company now views its operations as a split between its Payments and Funds Management Systems (“FMS”) Groups. Prior years have been reclassified for comparative purposes.

Year ended January 31, 2006

(U.S. dollars in thousands)

	Payments	FMS	Segments Total	All Other	Consolidated Total
Revenue	$27,576	$21,049	$48,625	$—	$48,625
Cost of sales	18,023	4,349	22,372	—	22,372

Gross profit	9,553	16,700	26,253	—	26,253
Operating expenses	14,853	9,953	24,806	4,326	29,132

Operating (loss) profit	(5,300)	6,747	1,447	(4,326)	(2,879)
Non-operating income, net	—	—	—	1,338	1,338

Net (loss) income	$(5,300)	$6,747	$1,447	$(2,988)	$(1,541)

Segment assets	$7,796	$3,792	$11,588	$54,543	$66,131

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended January 31, 2005

(U.S. dollars in thousands)

	Payments	FMS	Segments Total	All Other	Consolidated Total
Revenue	$36,687	$19,108	$55,795	$—	$55,795
Cost of sales	18,570	4,055	22,625	—	22,625

Gross profit	18,117	15,053	33,170	—	33,170
Operating expenses	15,156	9,041	24,197	7,454	31,651

Operating profit (loss)	2,961	6,012	8,973	(7,454)	1,519
Non-operating income, net	—	—	—	502	502

Net income (loss)	$2,961	$6,012	$8,973	$(6,952)	$2,021

Segment assets	$7,410	$3,253	$10,663	$56,523	$66,186

Year ended January 31, 2004

(U.S. dollars in thousands)

	Payments	FMS	Segments Total	All Other	Consolidated Total
Revenue.	$29,047	$14,024	$43,071	$—	$43,071
Cost of sales	14,687	3,097	17,784	1,135	18,919

Gross profit	14,360	10,927	25,287	(1,135)	24,152
Operating expenses	13,943	7,798	21,741	5,918	27,659

Operating profit (loss)	417	3,129	3,546	(7,053)	(3,507)
Non-operating income, net	—	—	—	347	347

Net income (loss)	$417	$3,129	$3,546	$(6,706)	$(3,160)

Segment assets	$8,969	$2,687	$11,656	$52,661	$64,317

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

	Year ended January 31,
	2004	2005	2006
	(U.S. dollars in thousands)
Total income before taxes for reportable segments	$3,546	$8,973	$1,447
Unallocated amounts:
Central overheads	(4,667)	(6,452)	(2,818)
Amortization	(1,641)	(847)	(847)
Adjustment of acquisition liabilities	—	249	—
Stock-based compensation	—	(116)	—
Restructuring charge	(745)	(288)	(661)
Interest income (expense), net	268	428	1,082
Exchange gain, net	79	197	(151)

(Loss) income before income taxes	$(3,160)	$2,144	$(1,948)

Provision for income taxes	—	(123)	407

Net (loss) income	$(3,160)	$2,021	$(1,541)

Total assets for reportable segments as of January 31	$11,656	$10,663	$11,588
Unallocated amounts:
Cash and cash equivalents	36,864	39,180	34,745
Restricted cash	1,211	672	411
Value added taxes	471	531	405
Prepaid expenses and other current assets	1,674	2,556	5,193
Property and equipment, net	988	824	1,322
Other non-current assets	3,994	3,147	2,300
Goodwill	7,459	8,613	10,167

Total assets as of January 31	$64,317	$66,186	$66,131

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The distribution of net revenue by geographical area was as follows:

	Year ended January 31,
	2004	2005	2006
	(U.S. dollars in thousands)
Ireland	$312	$79	$389
Germany	6,889	10,646	7,164
United Kingdom	10,528	19,986	13,377
United States of America	18,918	19,685	21,062
Europe (excluding Germany, Ireland and U.K.)	4,616	3,772	3,822
Rest of World	1,808	1,627	2,811

Total Revenue	$43,071	$55,795	$48,625

	As of January 31,
	2004	2005	2006
	(U.S. dollars in thousands)
Long-Lived Assets:
Ireland	$8,822	$8,213	$7,861
Germany	9	11	12
United Kingdom	137	172	436
United States of America	3,356	4,149	5,463
Rest of World	117	39	17

Total	$12,441	$12,584	$13,789

17.	Government Grants Repayable and Related Loans

The Company received in the past non-interest bearing loans, which were repayable at rates linked to future revenues earned in the related markets. As of January 31, 2006, there were no government grants repayable or related loans outstanding. The Company repaid approximately US$78,000 and US$nil in relation to such loans during fiscal 2005 and fiscal 2006, respectively.

Under a research and development agreement between the Company and Enterprise Ireland, the Company has offset US$280,000, US$122,000 and US$457,000 against related research and development expenditure for the years ended January 31, 2004, 2005 and 2006. Under the terms of the agreement between the Company and Enterprise Ireland, this grant may be repaid to Enterprise Ireland in certain circumstances; principally the disposal by the Company of intellectual property arising from the grant aided research and development. The Company has not disposed of any such intellectual property through January 31, 2006.

18.	Selected Statement of Operating Data

The Company has historically derived a significant portion of its total revenue from a small number of customers. However, there were no customers who accounted for more than 10% of revenue in any one of fiscal 2004, 2005 and 2006.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.	Related Party Transactions

Huttoft Company, an unlimited company which is wholly-owned by certain directors of the Company, owns a special non-voting class of shares in Trintech Limited (Ireland), one of the Company’s Irish subsidiaries. All of the voting shares’ in the subsidiary are owned by the Company. The shares do not entitle the holders thereof to receive any share of the assets of the Company on a winding up. Trintech Limited (Ireland) may, from time to time, declare dividends to Huttoft Company and Huttoft Company may declare dividends to its shareholders out of these amounts. Any such dividends paid by Trintech Limited (Ireland) are treated as compensation expense by the Company in its financial statements prepared in accordance with U.S. GAAP, notwithstanding their legal form of dividends to minority interests, in order to correctly reflect the substance of the transactions. There were no dividend payments due to Huttoft Company as of January 31, 2004, 2005 or 2006. The amount of dividends included in compensation expense was US$582,000 for fiscal 2004, US$384,000 for fiscal 2005 and US$394,000 for fiscal 2006.

As described in Note 7, the Company leases its corporate headquarters in Dublin, Ireland from Cyril P. McGuire, an officer and director of the Company, and John McGuire, a former significant shareholder of the Company. The rent paid by the Company was determined after completion of a survey of the rental market, and the terms of the leases are no less favorable than those that could be obtained in arms-length transactions. There were no rent payments due to Cyril P. McGuire and John McGuire in relation to these leases as of January 31, 2004, 2005 or 2006. The amounts paid by the Company in relation to these leases included in rent expense was US$1.6 million for fiscal 2004, US$1.7 million for fiscal 2005 and US$1.7 million for fiscal 2006.

An additional amount was paid in advance, in accordance with the Company’s contractual obligation as set out in the lease, to Cyril P. McGuire and John McGuire, of US$451,000 as of January 31, 2005 and of US$419,000 as of January 31, 2006.

In February 2006, in advance of the notification deadline of March 1, 2006, the Company exercised the break option to exit one of the leases attached to the corporate headquarters in Dublin, Ireland at a cost of US$309,000.

20.	Acquisitions

On August 25, 2000, the Company acquired the outstanding shares of Trintech Limited (formerly known as Checkline plc), a privately held company in the United Kingdom, for total consideration of approximately US$39.3 million subject to final adjustment relating to performance related deferred consideration, which was finalized in January 2006, as outlined below. The final consideration as at January 31, 2006, totaled US$41.1 million. The total consideration comprised the issuance of 300,518 ADSs with a value of US$29 million at the time of the agreement, US$11.8 million in cash, and related costs. Of the cash amount, US$3.9 million was retained in an escrow account as part of the protections for the Company built into the share purchase agreement. Of this amount, US$1.95 million was released to the vendors in November 2001. The remaining US$1.95 million was held in the escrow account as a result of the claims made by the Company. The total purchase costs as at January 31, 2006, totaling US$41.1 million, comprising the fair value of the shares issued, the cash paid and related transaction costs, have been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce, acquired customer base and a non-compete covenant) of US$9.0 million, goodwill of US$31.6 million and net assets acquired of US$0.5 million. The Company adopted SFAS No. 142 on February 1, 2002, and reclassified non-current assets relating to assembled workforce of US$343,000 to goodwill and ceased to amortize US$343,000 of non-current assets. Non-current assets were amortized on a straight-line basis over their estimated useful economic lives of three years. During the years ended January 31, 2002, and 2003, the Company recognized other non-current asset impairments, principally relating to a non-compete covenant and purchased technology, of US$1.6 million and US$1.0 million, respectively. During

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 2003, the Company recognized a charge in its Consolidated Statement of Operations in relation to an adjustment of acquisition liabilities, primarily legal costs, of approximately US$377,000.

During January 2006, the Company concluded a successful mediation of litigation against the vendors of Checkline. The Company had made various claims as to the accuracy of representations made by the vendors of Checkline at the time of the acquisition. These representations related to the order sales book and pipeline for the initial 12-month period following acquisition. The Company commenced a lawsuit in 2002 against the vendors to recover part of the purchase price due to misrepresentation and breach of warranty. The vendors in turn filed a counterclaim for the balance of the escrow funds and the deferred consideration payment. These claims ultimately were the subject of mediation proceedings that took place in January 2006 in London. The case was settled as a result of these proceedings.

The main elements of the settlement agreement were as follows:

•	Trintech Shares: Of the total amount of 300,518 ADSs, 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$881,000 were remitted by the vendors of Checkline to Trintech.

•	Deferred consideration: Any claims to the deferred consideration of US$1.25 million were waived by the vendors of Checkline.

•	Escrow Funds: The US$1.95 million (plus US$300,000 of interest earned on the escrow account) held in the escrow account were distributed as follows: US$1.76 million was distributed to the Company and US$490,000 was distributed to the vendors of Checkline.

•	Each party paid its own legal costs.

•	The agreement was in full and final settlement of all claims and disputes between the parties.

The settlement agreement resulted in the Company receiving US$1.76 million in cash, the release by the vendors of Checkline of a claim for deferred consideration amounting to US$1.25 million and the receipt of 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$881,000. Given that these amounts represented purchase consideration relating to the acquisition of Checkline, this settlement resulted in a credit to the profit and loss account of the Company for fiscal 2006 in the form of a reduction of impairment loss on goodwill. The amount of the credit of US$3.1 million represents the settlement amount of US$3.9 million net of the legal costs incurred during fiscal 2006 of US$816,000. The Company incurred legal costs in relation to this settlement of approximately US$400,000 in fiscal 2005, which are included in general and administrative expenses

On November 1, 2003, the Company acquired the outstanding shares of CW & Associates, Inc., doing business as DataFlow Services, a privately held company in the U.S., for an initial consideration of approximately US$3.9 million subject to final adjustment relating to performance related contingent consideration. The total purchase costs comprised approximately US$3.8 million in cash and transaction costs of US$130,000. In addition, the Company has been and will be required to pay additional performance related contingent consideration equal to 50% of profits, as defined in the purchase agreement, earned by the acquired business for fiscal 2005 and fiscal 2006. The fiscal 2005 performance related consideration of US$1.2 million was paid in the quarter ended April 30, 2005. The fiscal 2006 performance related consideration of US$1.6 million is due to be paid in the quarter ending July 31, 2006. These payments resulted in an increase in the purchase price of the acquired business, and a corresponding increase to the goodwill recorded. Separately, the vendor of CW & Associates, Inc., purchased 150,000 ADSs for a total cash consideration of US$570,000. The initial purchase costs of US$3.9 million, comprising the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

base and trade names) of US$2.5 million, goodwill of US$850,000 and net assets acquired of US$521,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill has not been amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of six years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

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

21.	Goodwill

During March 2003 in connection with the amendment of the Sursoft acquisition agreement, the Company recorded an adjustment which reduced acquisition deferred consideration by US$1.1 million. Following an impairment review during the fourth quarter of fiscal 2003, the goodwill, in connection with the Company’s acquisitions, was written down to its estimated fair value and consequently the reduction in acquisition deferred consideration was recognized in the consolidated statement of operations in fiscal 2004.

In fiscal 2004, the Company allocated approximately US$850,000 of purchase price to goodwill in connection with the acquisition of CW & Associates, Inc.

During the fourth quarter of fiscal 2004, the Company completed its annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142 and determined its recorded goodwill was not impaired as of January 31, 2004. During fiscal 2005, the Company recorded an adjustment, which increased goodwill by US$1.2 million. This related to an additional performance related contingent payment equal to 50% of profits, as defined in the purchase agreement, earned by DataFlow for fiscal 2005. During the fourth quarter of fiscal 2005, the Company completed its annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142 and determined its recorded goodwill was not impaired as of January 31, 2005.

The Company changed its reporting segments in fiscal 2005, as described in note 16, from Product and License and Services to Payments and FMS. The impairment analysis at January 31, 2005 was performed using the License and Services reporting segment. The carrying value of goodwill and the other non-current assets at January 31, 2005 relate entirely to the FMS Group. We do not believe that the impairment conclusions reached at this date would have materially changed if the impairment analysis was updated to use the FMS reporting segment.

During fiscal 2006, the Company recorded an adjustment, which increased goodwill by US$1.6 million. This was for an additional performance-related contingent payment equal to 50% of profits, as defined in the purchase agreement and earned by the acquired business of DataFlow, for fiscal 2006.

The Company’s annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142 determined that its recorded goodwill was not impaired as of January 31, 2006.

22.	Restructuring Charges

In fiscal 2004, the Company recorded restructuring charges of US$745,000, primarily related to staff terminations in connection with research and development facilities in Uruguay and Ireland, as the Company

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reduced investment in products where the market opportunity had not developed, or the market had not expanded, due to economic conditions. In connection with these activities, the Company reduced its workforce by 35 people in fiscal 2004.

In fiscal 2005, the Company recorded restructuring charges of US$351,000, related to staff terminations in connection with the research and development facility in Uruguay and excess sales and marketing employees in Ireland and the U.S. In the fourth quarter of fiscal 2005, a credit of US$63,000 was recorded which related to a refund of costs associated with staff terminations. In connection with these activities the Company reduced its workforce by 18 employees.

In fiscal 2006, the Company recorded restructuring charges of US$661,000. These costs associated with restructuring consisted of US$245,000 for staff terminations and US$416,000 to consolidate facilities and operations. The employee terminations reduced headcount by 9 people.

The following table summarizes the Company’s restructuring activity for the years ended January 31, 2005 and 2006:

	Years ended January 31, (U.S. dollars in thousands)
	Employee Severance and Benefits	Consolidation of Facilities and Operations	Total
Reserve balance at February 1, 2004	$128	$285	$413
Restructuring provision during fiscal 2005	351	—	351
Refund of costs associated with staff terminations	(63)	—	(63)
Reclassification of restructuring provision	61	(61)	—
Amounts paid	(441)	(192)	(633)

Reserve balance at January 31, 2005	36	32	68
Restructuring provision during fiscal 2006	245	416	661
Reclassification of restructuring provision	(1)	1	—
Amounts paid	(280)	(449)	(729)

Reserve balance at January 31, 2006	$—	$—	$—

23.	Subsequent Events (Unaudited)

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.1 million subject to final adjustment relating to performance related contingent cash consideration. The total purchase costs comprise US$2.0 million in cash, assumed liabilities of US$89,000 and transaction costs of US$43,000. In addition, the Company will be required to pay additional performance related contingent cash consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement, earned by the acquired business for fiscal 2007, fiscal 2008 and fiscal 2009. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded.

Assurity Technologies Inc. is a Kansas based private company. Assurity provides an enterprise process management system for general ledger account reconciliation, review and certification. The product, AssureNET, is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. The acquisition strengthens the Company’s market position with customers benefiting from AssureNET functionality being integrated into Trintech’s ReconNET. These combined products provide an end-to-end solution for general ledger account reconciliation, review, certification and risk management.