Form 20-F
period 2007-01-31
TRINTECH GROUP PLC
filed 2007-05-29
CIK 1094316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2007

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

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares *	NASDAQ Global Market
*	Ordinary shares are not traded in the United States or in Ireland; rather they are deposited with the Bank of New York, as Depositary. Each American Depositary Share represents two (2) Ordinary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of share capital as of the close of the period ended January 31, 2007 was 31,159,093 ordinary shares, US$0.0027 par value, represented by 15,579,547 equivalent American Depositary Shares.

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

Trademarks© 2007, all rights reserved. Trintech®, Concuity, Clear Contracts, ReconNET, Bank Fee Analysis™ and DataFlow Services™ are trademarks of Trintech. Trintech reserves the right to alter product specifications without notice. This Form 20-F also includes product names and other trade names and trademarks of other organizations.

For purposes of this Form 20-F, all references to “fiscal 2003” shall refer to the fiscal year ended January 31, 2003, all references to “fiscal 2004” shall refer to the fiscal year ended January 31, 2004, all references to “fiscal 2005” shall refer to the fiscal year ended January 31, 2005, all references to “fiscal 2006” shall refer to the fiscal year ended January 31, 2006, all references to “fiscal 2007” shall refer to the fiscal year ended January 31, 2007 and all references to “fiscal 2008” shall refer to the fiscal year ending January 31, 2008.

Forward-Looking Information

This Annual Report on Form 20-F contains forward-looking statements based on the beliefs of the Company’s management. We have based these forward-looking statements on the Company’s expectations and projections about future events as of the date of this Form 20-F, including:

•	general economic and business and industry conditions;

•	attracting and retaining personnel;

•	competition in the financial software and services markets;

•	implementing the Company’s business strategy and leveraging the Company’s competitive strengths;

•	developing and introducing new services and products;

•	the likelihood that the Company becomes involved in litigation;

•	the financial performance of the Company;

•	projected working capital requirements of the Company;

•	the effect of accounting and regulatory pronouncements and standards on the Company’s financial condition and operating results;

•	obtaining and expanding market acceptance of the Company’s services and products; and

•	meeting the Company’s requirements with customers.

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

Item 2. Offer Statistics and Expected Timetable

Not required.

Item 3. Key Information

A. Selected Financial Data

The following selected consolidated statement of operations data for the years ended January 31, 2005, 2006 and 2007 and the consolidated balance sheet data at January 31, 2006 and 2007 are derived from the Company’s consolidated financial statements, which have been audited by Ernst & Young and are included in this Form 20-F. The selected consolidated statement of operations data for the years ended January 31, 2003 and January 31, 2004 and the consolidated balance sheet data at January 31, 2003, January 31, 2004, and January 31, 2005 are derived from the Company’s audited consolidated financial statements which are not included in this Form 20-F. This table is a summary and should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Company’s consolidated financial statements included elsewhere in this Form 20-F.

In the quarter ended October 31, 2006, the Company finalized the disposal of our business that developed, marketed and sold electronic PoS systems and software that enabled electronic payments in multiple channels, which we refer to as our Payments business. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. The gain on sale is reflected in the results for fiscal 2007.

	Year Ended January 31,
	2003	2004	2005	2006	2007
	(in thousands of U.S. dollars, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
License	$9,569	$9,629	$11,263	$11,702	$14,397
Service	2,495	4,394	7,845	9,347	11,400

Total revenue	12,064	14,023	19,108	21,049	25,797

Cost of revenue:
License	1,070	883	953	944	1,131
Amortization of purchased technology	922	576	—	—	258
Service	1,282	2,204	3,101	3,405	5,354

Total cost of revenue	3,274	3,663	4,054	4,349	6,743

Gross margin	8,790	10,360	15,054	16,700	19,054
Operating expenses:
Research and development	1,983	2,177	2,160	2,508	4,948
Sales and marketing	3,129	3,741	4,148	4,741	7,096
General and administrative	7,999	5,351	7,129	6,994	8,389
Restructuring charge	—	—	34	78	—
Amortization of purchased intangible assets	2,138	507	847	847	1,001
Adjustment of acquisition liabilities	—	—	(249)	—	—

Total operating expenses	15,249	11,776	14,069	15,168	21,434

(Loss) income from operations	(6,459)	(1,416)	985	1,532	(2,380)
Interest income, net	716	268	428	1,082	1,425
Exchange gain (loss), net	771	79	197	(153)	383

(Loss) income before provision for income taxes	(4,972)	(1,069)	1,610	2,461	(572)
Provision for income tax	(31)	—	(226)	270	(117)

(Loss) income from continuing operations	(5,003)	(1,069)	1,384	2,731	(689)
(Loss) income from discontinued operations	(39,816)	(2,091)	637	(4,272)	(6,887)
Profit on sale of discontinued operations	—	—	—	—	5,409

Net (loss) income from discontinued operations, net of tax	(39,816)	(2,091)	637	(4,272)	(1,478)

Net (loss) income	$(44,819)	$(3,160)	$2,021	$(1,541)	$(2,167)

Basic net (loss) income per Ordinary Share	$(1.47)	$(0.10)	$0.07	$(0.05)	$(0.07)

Shares used in computation of basic net (loss) income per Ordinary Share	30,559,410	30,314,419	30,786,268	30,997,352	30,646,534

Diluted net (loss) income per Ordinary Share	$(1.47)	$(0.10)	$0.06	$(0.05)	$(0.07)

Shares used in computation of diluted net (loss) income per Ordinary Share	30,559,410	30,314,419	32,361,102	30,997,352	30,646,534

Basic net (loss) income per equivalent ADS	$(2.93)	$(0.21)	$0.13	$(0.10)	$(0.14)

ADSs used in computation of basic net (loss) income per equivalent ADS	15,279,705	15,157,210	15,393,134	15,498,676	15,323,267

Diluted net (loss) income per equivalent ADS	$(2.93)	$(0.21)	$0.12	$(0.10)	$(0.14)

ADSs used in computation of diluted net (loss) income per equivalent ADS	15,279,705	15,157,210	16,180,551	15,498,676	15,323,267

	January 31,
	2003	2004	2005	2006	2007
	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$42,559	$36,864	$39,180	$34,745	$25,766
Working capital	32,448	28,384	29,862	28,795	19,564
Total assets	73,513	64,317	66,186	66,131	58,168
Total current liabilities	26,555	22,281	23,040	24,345	14,776
Non-current liabilities	1,875	682	—	—	2,514
Total shareholders’ equity	45,083	41,354	43,146	41,786	40,878

See note 11 of the Notes to Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net (loss) income per equivalent ADS. Basic and diluted net (loss) income per equivalent ADS has been calculated after giving effect to a two-for-one ADS split effected on March 21, 2000 and a one-for-four reverse split on May 24, 2002 of the issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net (loss) income per equivalent ADS is therefore calculated using 50% of the weighted-average number of ordinary shares outstanding during the period. All amounts shown per equivalent ADS have been retrospectively adjusted to give effect to the reverse split.

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

Prices quoted for the ADSs on the NASDAQ Global Market are quoted in U.S. dollars.

Euro

The table below presents, for the periods indicated, information concerning the noon buying rates for the euro expressed in U.S. dollars per €1.00. The information below the caption “Period Average” represents the average of the noon buying rates on the last business day of each full calendar month during the relevant period. No representation is made that the euro or U.S. dollar amounts referred to below could be or could have been converted into U.S. dollars or euro, at any particular rate or at all.

Fiscal Year Ended January 31,	High	Low	Period Average	Period End
2003	$1.0861	$0.8613	$0.9674	$1.0739
2004	1.2853	1.0545	1.1485	1.2452
2005	1.3625	1.1801	1.2476	1.3049
2006	1.3465	1.1667	1.2326	1.2158
2007	1.3327	1.1860	1.2731	1.2998

Month	High	Low
2006
November	1.3261	1.2705
December	1.3327	1.3073
2007
January	1.3286	1.2904
February	1.3246	1.2933
March	1.3374	1.3094
April	1.3660	1.3363
May (through May 21, 2007)	1.3616	1.3457

On May 21, 2007, the noon buying rate for the euro expressed in U.S. dollar per €1.00 was US$1.3457.

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

The Company’s software and transaction services business model will present risks and may have an adverse effect on its financial performance.

On September 1, 2006, the Company finalized the sale of its Payments business to VeriFone Holdings, Inc. and, as a result, the Company now has a software and transaction services business model. This will involve growing organically our Funds Management Systems (“FMS”) business and positioning our newly acquired Healthcare business for future growth. This growth is expected to be driven by increased investment in the development of the next generation of our FMS product platform to facilitate international expansion and the growth of our existing financial services business. However, such product platform may not gain the market traction that the Company expects. In addition, further investment will also be made in the international sales and marketing function of the FMS business, which is designed to drive revenue growth in new geographic markets. However, such revenue growth may not materialize. Furthermore, the growth of our Healthcare business is expected to be driven by the successful integration of the Concuity business and the use of this business as a platform for further acquisitions. However, such integration may not be successful and this business may not serve as a platform for acquisitions. If our software and transaction services business model is not successful, this may have an adverse effect on our financial performance.

We will depend on sales of the Company’s transaction process management and services to customers located in the United States for a large majority of the Company’s total revenues.

A large majority of the Company’s total revenue will be derived from the sale of the Company’s transaction process management products and services. We have historically marketed these products primarily in the United States. For fiscal 2007, U.S. customers accounted for approximately 91% of the Company’s revenues. Any material reduction in demand for the Company’s products and services in the United States could adversely affect the Company’s business, financial condition and results of operations.

New versions and releases of the Company’s products may contain errors or defects.

The Company’s software products are complex and, accordingly, may contain undetected errors or be subject to intermittent failures when first introduced or as new versions is released. This may result in the loss of, or delay in, market acceptance of the Company’s products. We may in the future discover technical issues and scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

We could be subject to potential product liability claims and third party liability claims related to products and services.

The Company’s transaction process management products are used to deliver reconciliation workflow, revenue enhancement, transaction risk management and compliance functionality. Any errors, defects or other performance problems could result in financial or other damages to the Company’s customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm the Company’s business. Although the Company’s customer license agreements typically contain provisions designed to limit the Company’s exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate the limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce the Company’s exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

We may be unsuccessful in developing and selling new products or in penetrating new markets.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. Our competitiveness and future success depend on our ability to develop, market and sell new products and services on a timely and cost effective basis. A fundamental shift in technologies in any of our markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence and decreased revenues. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of product design and manufacturing;

•	the quality, performance and reliability of the product; and

•	effective marketing, sales and service.

If we fail to introduce new products that meet the demand of our customers or penetrate new markets that we target our resources on, our revenues will likely decrease over time and our financial condition could suffer.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made a number of acquisitions, including the acquisition of certain assets and liabilities of Concuity, Inc. in December 2006. The acquisitions we have made have resulted in amortization of acquired intangible assets and impairment of goodwill and diversion of the Company’s management’s attention. As a result of these acquisitions, the Company’s operating expenses have increased. Furthermore, an economic slowdown may impact the revenues from the acquired businesses and they may not be sufficient to support the costs associated with those businesses without adversely affecting the Company’s operating margins.

We may be unable to locate further attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuance of equity securities, the expenditure of a significant portion of the Company’s available cash or the incurrence of debt and contingent liabilities, which could materially adversely affect the Company’s financial condition. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Furthermore, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, thereby adversely affecting the Company’s operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and the Company’s failure to do so could have a material adverse effect on the Company’s results of operations.

We depend on a few key personnel to manage and operate us.

The Company’s success is largely dependent on the personal efforts and abilities of the Company’s senior management, including Cyril McGuire, our chief executive officer, and R. Paul Byrne, our president. Following headcount reductions from fiscal 2003 through to fiscal 2007, the Company has reduced the number of its executives and is more dependent for its future success on the remaining executives. The loss of certain members of the Company’s senior management, including the Company’s chief executive officer and president, could have a material adverse effect on the Company’s business and prospects.

If we are unable to retain and attract highly skilled personnel with experience in retail software and transaction services industries, we may be unable to grow the Company’s business.

We are dependent upon the ability to attract and hire, when necessary, as well as train and retain highly skilled technical, sales and marketing, engineering, support and other highly skilled personnel with knowledge in funds management, reconciliation workflow, transaction risk management, compliance, internet and other technologies. Competition for experienced and qualified personnel is intense. As a result, we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced and qualified personnel. Based on the Company’s experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of the Company’s sales personnel, and the failure to do so could have a material adverse effect on the Company’s business, operating results and financial condition.

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

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

•	the size and timing of orders;

•	currency fluctuations;

•	product mix;

•	the rate of acceptance of new software products, product enhancements and technologies;

•	purchasing and payment patterns of the Company’s customers;

•	the Company’s pricing policies and those of the Company’s competitors;

•	ability to control costs;

•	deferral of customer orders;

•	customer buying cycles and changes in these buying cycles;

•	general condition of market or markets served by the Company’s customers;

•	general economic factors, including economic slowdown or recession;

•	product or service quality problems, including product defects and related warranty claims, reserves and upgrade program expenses;

•	impact of declines in net revenue in a particular quarter as compared to the relatively fixed nature of the Company’s expenses in the short term;

•	impairment charges arising from recent acquisitions or future acquisitions;

•	economic conditions which may affect the Company’s customers and potential customers’ budgets for IT expenditure; and

•	timing and market acceptance of new products or product enhancements by either the Company or the Company’s competitors.

In addition, the Company’s revenue is difficult to predict for several reasons. These reasons include:

•	recognition of a substantial portion of the Company’s revenue in the last month of each quarter historically;

•	the market for the Company’s software products, and the Company’s competitive landscape, is rapidly changing;

•	the sales cycle for some of the Company’s products is typically 6 to 12 months and varies substantially from customer to customer; and

•	service contracts in our transaction process management business can be cancelled with 30 days notice.

As a result of the factors listed above, among others, we believe that the Company’s quarterly revenue, expenses and operating results are likely to continue to vary significantly in the future. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and the Company’s business and operating results for that quarter could be materially adversely affected. In addition, it is likely that in some future quarters the Company’s results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of the Company’s ADSs.

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

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, changing laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer, president and vice president finance, group could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business.

If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed. Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ Stock Market rules, have created and may continue to create uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and may be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment, requires the commitment of significant financial and managerial resources. The Company has determined that the first year it will be required to comply with Section 404 will be for its fiscal year ending January 31, 2008. In that regard, the Company has formed an internal control steering committee, a project team, engaged outside consultants and is in the process of implementing a detailed project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified and validate through testing that our controls are functioning as documented. The company has finalized the control and process documentation relating to its primary business cycles, and has completed the first round of testing of FMS business controls. Further detailed testing of our business controls is planned in the second and third quarters of fiscal 2008. Nonetheless, management may be unable to issue unqualified reports on the operating effectiveness of our internal controls over financial reporting in fiscal 2008.

The Company’s business is subject to currency fluctuations that can adversely affect the Company’s operating results.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the dollar. In particular, the value of the U.S. dollar to the euros and the pound sterling impacts the Company’s operating results. The Company’s expenses are not necessarily incurred in the currency in which revenue is generated and, as a result, we are required from time to time to convert currencies to meet the Company’s obligations. These currency conversions are subject to exchange rate fluctuations and changes to the value of the euros and the pound sterling, relative to other currencies, could adversely affect the Company’s business and results of operations. Although the U.S. dollar strengthened during fiscal 2007 against both the euro and pound sterling, future strengthening of the euro and pound sterling against the U.S. dollar could negatively impact the Company’s margins.

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

The markets for the Company’s transaction process management and services are rapidly evolving and changing. The markets are influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. The Company’s ability to enhance existing products and to design, develop, introduce, support and enhance new software products, on a cost effective and timely basis, that meet changing market needs and respond to technological developments is critical to the Company’s future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of the Company’s competitors. We may be unable to develop interoperable products and widespread adoption of a proprietary product could preclude us from effectively doing so. In addition, if the Company fails to effectively respond to future changes in the rapidly developing markets in which it operates, or if customers choose not to use our product, then the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

We are, from time to time, subject to legal proceedings and adverse determinations in these proceedings could harm the Company’s business.

We are, from time to time, involved in lawsuits and legal proceedings, which arise in the ordinary course of business. Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation either instituted by or against the Company, may be necessary to resolve issues that may arise from time to time in the future. An adverse resolution of these matters could materially adversely impact the Company’s financial position and results of operations.

The Company’s shares have experienced in the past and may continue to undergo extreme market price and volume fluctuations.

Stock markets in general and the NASDAQ Stock Market in particular, have experienced extreme price and volume fluctuations. Broad market fluctuations of this type may adversely affect the market price of the Company’s ADSs. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of the Company’s shares has experienced, and may continue to undergo, extreme fluctuations due to a variety of factors, including, but not limited to:

•	general and industry-specific business, economic and market conditions;

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to the Company’s past acquisitions;

•	changes in, or the Company’s failure to meet, analysts’ or investors’ estimates or expectations;

•	public announcements concerning us, including announcements of litigation, loss of major customers, reduction or delay in orders by major customers or errors or defects in the Company’s products;

•	introductions of new products or services, technological innovations or announcements of significant contracts by us or the Company’s competitors;

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or the Company’s competitors;

•	adverse developments in patent or other proprietary rights; and

•	limited trading volume.

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

We incurred net losses of US$2.2 million in fiscal 2007, US$1.5 million in fiscal 2006, US$3.2 million in fiscal 2004 and US$44.8 million in fiscal 2003 (we were profitable in fiscal 2005). We may, in the future, incur losses on both a quarterly and annual basis. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to increase the Company’s revenues to maintain quarterly profitability and a positive cash flow. We may not be able to generate sufficient revenues to consistently achieve or sustain profitability.

The Company’s historical declining cash balance and low share price may affect the Company’s potential and current customers’ and partners’ perception of the Company’s viability, which in turn could affect the Company’s ability to close sales and partnership transactions, and may also affect the Company’s ability to consummate acquisitions of products, technologies or businesses. Notwithstanding the fact that we have a substantial cash balance, concerns about the Company’s perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal 2005, fiscal 2006 and fiscal 2007. We attribute these concerns primarily to the following: we are not yet consistently profitable on a full fiscal year basis and thus must use the Company’s cash balance (offset by revenues) to fund the Company’s operations and acquisition related cash requirements; the Company’s share price has been, and continues to be, volatile; and some of the Company’s competitors are better funded, more established, and/or significantly larger than we are.

We will continue to use the Company’s cash balance (offset by revenues) to fund the Company’s operations to achieve and sustain profitability on a full fiscal year basis (which may not occur). We expect these concerns about the Company’s ability to generate sufficient revenues to sustain profitability to continue during fiscal 2008.

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

The market for transaction process management solutions is competitive and we expect competition to continue to increase. The Company’s competitors include Checkfree, Blackline Corporation, Movaris, MED Assets and IMACS for the Company’s software products. Some competitors in the Company’s market have longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services, which compete with the Company’s products or services. Furthermore, several of the customers who currently use the Company’s products or the companies with whom we have entered into strategic relationships to use and market the Company’s products, may develop competing products. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for transaction process management solutions. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

We face risks associated with the Company’s international operations that could harm the Company’s financial condition and results of operations.

Historically, a small percentage of the Company’s revenues have been generated by the Company’s international operations. However, the Company’s future growth and success are in part dependent on continued growth and success in international markets.

As is the case with most international operations, the success and profitability of the Company’s international operations are subject to numerous risks and uncertainties that include, in addition to the risks the Company’s business as a whole faces, the following:

•	difficulties in travel due to war, terrorism or health warnings, preventing free movement of our employees to existing and potential customer sites;

•	differing regulatory and industry standards and certification requirements;

•	the complexities of foreign tax jurisdictions;

•	reduced protection for intellectual property rights and other assets in some countries;

•	currency exchange rate fluctuations;

•	import or export licensing requirements; and

•	foreign currency controls.

We may be unable to protect the Company’s proprietary rights. Unauthorized use of the Company’s technology may result in development of products which compete with the Company’s products.

We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect our proprietary rights. We also seek to avoid disclosure of the Company’s trade secrets through a number of other means, including entering into confidentiality agreements with the Company’s employees, consultants and third parties to seek to limit and protect the distribution of the Company’s proprietary information regarding this technology. However, we cannot assure you that any of the Company’s proprietary rights with respect to the Company’s products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of the Company’s products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of a breach. In addition, should a breach occur of which we are aware, we may not have adequate remedies to protect the Company’s rights.

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

We have developed strategic relationships with other companies. Historically, we have relied in part on these relationships to co-market the Company’s products and generate leads for the Company’s direct sales force. However, these relationships are not exclusive, and the third party generally is not obligated to market the Company’s products or provide leads. We will need to establish additional strategic relationships to further successfully grow the business.

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

We currently have operations in the Republic of Ireland and may generate a significant portion of the Company’s future taxable income there. Currently, some of the Company’s Irish subsidiaries are taxed at rates substantially lower than U.S. tax rates. If the Company’s Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected. The US Internal Revenue Service (“IRS”) is currently performing a review of the tax returns of our US based subsidiaries for fiscal 2005. While there has been no indication from the IRS that taxes have been underpaid, if the IRS were to disagree with the tax treatment adopted in relation to certain items, the company’s taxes could increase. In addition, if U.S. and U.K. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which the Company’s subsidiaries’ profits are currently recognized, or if the Company’s ability to offset historical losses against future profits, if they occur, was reduced, the Company’s taxes could increase, and the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Irish takeover rules, the Company’s articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of the Company’s ADSs.

The provisions of the Irish takeover rules, as well as provisions of the Company’s articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of the Company’s ADSs. In addition, the rights of the Company’s shareholders under the takeover rules or Irish law could differ from, and be more limited than, the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

Item 4. Information on the Company

A. History and Development of the Company

We were incorporated as a limited liability company under the laws of the Republic of Ireland in 1987. On August 23, 1999, the Company’s shareholders resolved by special resolution to re-register us as a public limited company. The Company’s registered office and principal place of business is Block C, Central Park, Leopardstown, Dublin 18, Ireland. The Company’s telephone number at that address is +353 1 293 9840. The Company’s agent for service of process in the United States is CT Corporation System whose address is 350 North Saint Paul Street, Suite 2900, Dallas, Texas 75201.

On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. As a result, the financial results contained in this Form 20-F reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly. The gain on sale is reflected in the fiscal 2007 results. In addition, the Company closed its German business in the quarter ended October 31, 2006.

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc. (“Assurity”), a privately held company in the U.S., for a total initial consideration of US$2.8 million subject to final adjustment relating to performance related contingent cash consideration. The initial purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payment of US$715,000 earned by the acquired business for fiscal 2007 and transaction costs of US$43,000. In addition, the Company will be required to pay additional performance related contingent cash consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement for fiscal 2008 and fiscal 2009. The fiscal 2007 performance related consideration of US$715,000 was paid in the quarter ended April 30, 2007. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The fiscal 2007 results include the results of the Assurity business for the year ended January 31, 2007. Assurity provides an enterprise process management system for general ledger account reconciliation, review and certification. The product, AssureNET, is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. The acquisition strengthens the Company’s market position with customers benefiting from AssureNET functionality being integrated into Trintech’s ReconNET. These combined products provide an end-to-end solution for general ledger account reconciliation, review, certification and risk management.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc. (“Concuity”), a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million. The consideration comprised of the initial cash consideration paid on closing of US$5.5 million and a performance based earn-out payable over two years, which is estimated at between US$2.5 million and US$3.5 million, US$2.0 million of which is guaranteed. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. In addition to the expected US$8.3 million consideration being paid to acquire the business and assets of Concuity, the Company expects to fund operational losses of the acquired business of up to approximately US$1.5 million from the date of acquisition through January 31, 2008. Our Concuity business’ primary value proposition is providing healthcare providers with software applications to allow them to recover revenue that has not been paid by payers (generally healthcare insurance companies) due to the complexity of the healthcare billing process in the United States. The Concuity solutions provide hospitals, integrated health systems and outpatient clinics the visibility and control needed to analyze and negotiate contracts with payers, ensure accurate compliance with contractual obligations, and resolve revenue loss tied to denials and underpayments of healthcare claims through reconciling the remittance (Explanation of Benefit) to the claim prepared on the basis of the payer contract. The Concuity solutions deliver its web-based software suite, ClearContracts, through an application service provider (ASP) model and complements this technology with a revenue recovery services offering. The fiscal 2007 results include the results of the Concuity business for the 2 month period ended January 31, 2007.

B. Business Overview

We are a leading global provider of financial software and services specializing in reconciliation workflow, revenue enhancement, transaction risk management and compliance for commercial, financial and healthcare markets. For over 20 years, Trintech has been providing comprehensive, industry-leading solutions to financial departments seeking greater insight into critical transaction processes. The Company has two business segments: FMS and Healthcare.

The Company delivers a configurable, highly scalable platform that incorporates a company’s unique business processes, enabling managers to obtain greater visibility and more efficiently manage business risk throughout the transaction lifecycle.

The Company’s solutions help customers enhance and recover revenue, reduce transaction costs, eliminate fraud, minimize transaction risk, meet their compliance obligations and maximize cash flow and profitability.

The Company is a leading player in the transaction process management market space and supplies four key products and services:

•

ReconNET—which has extensive reconciliation capability with specific emphasis on reconciliation and exception management of high volume transaction processing environments. ReconNET has a market leading position in the US retail market, where it is used extensively by treasury and financial control departments in reconciling banking records and cash deposits with point-of-sale transaction records.

•

AssureNET—which provides an enterprise process management system for general ledger account reconciliation, review and certification. AssureNET is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. This capability has particular benefits for large corporations and for complex transaction processing businesses, such as financial institutions.

•

On Demand Services—this involves the provision of ASP services for ReconNET and AssureNET, as well as the provision of the DataFlow Transaction Network service, which is engaged in the retrieval, processing, aggregation and delivery of transaction data between a financial institution and its customers. The DataFlow Transaction Network currently processes transaction data from over 20,000 accounts in over 5,000 banks in the United States. Traditionally, the DataFlow services supported the provision of daily bank statement data to support the reconciliation and transaction management process. The network has now been expanded to enable the processing of other forms of transaction data to support our customers’ businesses.

•

ClearContracts—this ASP service enables healthcare providers to optimize contract profitability by reconciling payments received from their patients’ insurers to amounts they should have received from claims under the terms of their respective contracts. Using advanced workflow, a healthcare provider’s finance department is then able to resubmit underpaid or denied claims and increase revenue by ensuring reimbursement of the contracted amounts. In addition, ClearContracts provides executive visibility of contract performance and yield and allows healthcare providers to model expected revenues arising from negotiated contract changes.

The Company’s transaction process management business generated revenues of approximately US$25.8 million in fiscal 2007, US$21.1 million in fiscal 2006 and US$19.1 million in fiscal 2005. Approximately 65% of the Company’s revenue is recurring revenue from the provision of transaction services, annual license fees, support fees and monthly service and ASP fees. The remaining 35% of revenue is generated from initial license fees and the provision of professional services, such as implementation fees.

The Company has a customer base of more than 465 industry leaders, including 13 of the Fortune 50 and 54 of the Fortune 500 companies. Trintech’s customers include retail chains, commercial companies, financial institutions and healthcare providers in the USA, the UK, continental Europe and Australia. Top customers in recent years include Accenture, Providence Health System and Regis Corporation.

The Trintech Solution

Trintech’s solutions deliver key competitive advantages to our customers to address the need for transaction process management in the following areas:

Comprehensive Functionality. Trintech’s solutions include revenue recovery, data delivery, automated reconciliation process management functions, such as advanced workflow and contract management, for both low-volume and high-volume transaction accounts, and compliance management. Our suite of solutions provide complete visibility into the status of an account or process reconciliation program, ensuring that management, at all times, can assess the risk to their organization and respond accordingly.

Our clients significantly improve their reconciliation processes through:

•	the replacement of manual processes with automated processes significantly less prone to error;

•	the consolidation of disparate reconciliation processes into a centralized reconciliation tracking system designed to detect and mitigate risk; and

•	the provision of real-time visibility into potential fraud, compliance risks, and unexpected costs.

Solid Infrastructure. We have the necessary resources in place to properly support a variety of organizations though our Professional Services, Customer Support, and Relationship Management teams. Each group provides unique expertise and support necessary to ensure the long-term success of our clients. Additionally, we provide a monthly newsletter, conduct webinars for education and awareness, and schedule periodic on-site visits. An annual Customer Conference is also offered, as well as support for local user groups with the specific aim of ensuring customer awareness, training, education, and success.

Flexibility and Scalability. System flexibility, scalability and performance are distinguishing features of our solutions allowing clients to easily manage their growth, maintain history in the database, and add reconciliation types without degradation in performance. Our clients have automated the reconciliation of a variety of processes, including Depository Accounts, Concentration Accounts, Credit & Debit Cards, Accounts Payable, Accounts Receivable, Purchasing Cards, Smart Cards, Stored Value Cards, Gift Cards & Gift Certificates, Disbursement Accounts, Lockbox Accounts, Returned Checks, Money Orders, Lottery, Pharmacy Claims, Electronic Invoices & Payments, Inventory & Fixed Assets, Coupons, Raw Materials and Supplies, Operating Accounts, Suspense Accounts, and General-Ledger Interfaces. This unprecedented flexibility provides a platform for significant financial returns, initially and ongoing.

High Transaction Volume Environments. Our clients can easily manage high volume transaction environments. All of our solutions are designed to monitor multiple processes involving multiple jobs and millions of data items each day.

Control and Auditability. Our solutions enforce our clients’ internal control structure and facilitate the creation of documents and reports needed to comply with recent auditing requirements such as the Sarbanes-Oxley Act of 2002.

Data Integrity. All reconciliation processes are contained in a controlled environment where no external system or software are required or needed to facilitate the reconciliation accounting lifecycle. Our solutions have the ability to post to other systems as well as pass data to other systems without any intervention from the user using transaction codes to identify unique transactions.

Minimal IT Burden. Our solutions can be implemented and operated with minimal IT involvement, enabling IT personnel to focus on other projects critical to the business of our customers.

Ease of Use. Our solutions provide intuitive interfaces that simplify daily tasks such as interactive matching, exception management, research, and balancing.

Trintech’s Growth Strategy

The Company’s mission is to be a leading global provider of financial software and services specializing in reconciliation workflow, revenue enhancement, transaction risk management and compliance for commercial, financial and healthcare markets.

IDC, a global market intelligence firm, estimates that the global market for financial compliance software will grow at a compound annual growth rate, or CAGR, of 16.5% from US$1 billion in 2006 to US$2.2 billion in 2010. This growth is being driven by significant investment by companies to maintain Sarbanes-Oxley compliance and strengthen and make more secure transaction process management platforms; initiatives by multinational companies to globally adopt proven transaction risk management solutions; growing demand for revenue enhancing solutions by medium-sized financial institutions as well as increased focus on automation and efficiency in the face of increasing competition and increasing automation of the revenue cycle by healthcare providers to grow revenue and improve cash flow.

The Healthcare Advisory Board, a US healthcare market intelligence firm estimated in a 2005 report that healthcare providers experience up to 6% revenue leakage due to inappropriate healthcare insurance company denials and underpayments, representing more than US$60 billion in lost revenue per annum, making revenue cycle management the new frontier of healthcare investment following the electronification of patient records and automation of the process of submitting claims to insurers.

The Company has commenced an investment program to drive transaction process management revenue growth in new vertical markets. The Company now operates in three vertical markets; Commercial, Financial Services and Healthcare. While these investments will have a negative impact on earnings in the short term, they, combined with the acquisition of Assurity and Concuity, present growth opportunities within our target markets and position the Company for long term growth.

Following the September 2006 sale of its payment systems and hardware business to VeriFone Holdings, Inc. for US$12.1 million in an all cash transaction, Trintech is now focused on expanding and growing its financial software solutions and services business through capitalizing on an increasing demand for risk management and revenue enhancement solutions in financial institutions; expanding demand for compliance and control solutions across its existing customer base; and growing its healthcare business following the recent acquisition of the business and assets of Concuity, Inc. The future growth of the Company will be underpinned by a strong core customer base and an established market position. The Company proposes to expand this business franchise through investment in new products and markets and will continue to seek further acquisition opportunities in the target markets.

The key components of the Company’s strategy are:

•	Increase market share and growth levels in Financial Services and Healthcare markets;

•	Expand direct sales resources and indirect channels through strategic partnerships;

•	Expand demand for compliance and financial control modules (AssureNET) across our existing customer base;

•	Capitalize on increasing demand for revenue enhancing solutions in Tier II and Tier III banks seeking to retain and grow their customer base;

•	Develop the Healthcare market growth opportunity where significant investment is being made to improve transaction efficiency and reduce revenue leakage; and

•	Acquire complementary products, customers and partnerships to accelerate growth in existing markets and expand into new markets.

Trintech Products

The Company’s transaction process management solutions have a proven track record of delivering tangible benefits to clients in a variety of industries, including healthcare, retail, financial services, manufacturing and distribution, education, government, telecommunications, oil & gas, and more. The Company’s products can be deployed on a stand-alone basis, combined with each other to provide an end-to-end secure solution, or integrated with third party products. In addition, the Company’s products support a broad range of communication protocols and security standards. The Company’s products also support multiple currencies, languages and payment protocols. In connection with the license of the Company’s products, we provide a range of support services to the Company’s customers including preventative maintenance, compliance, upgrades, site inspections and 24-hour telephone and on-line support.

The following table summarizes the Company’s significant product lines and their associated target customer base.

Product Line—FMS	Target Customer Base
ReconNET AssureNET GL XlNET On-Demand Solutions DataFlow Transaction Network	Any business seeking to automate and manage their transaction risk management, reconciliation workflow, revenue enhancement and compliance processes. Additionally, any company that seeks to automate the retrieval, processing, aggregation and delivery of transaction data from financial institutions.

Product Line—Healthcare	Target Customer Base
ClearContracts EOB Pro Revenue Recovery Services	Any mid size to large healthcare provider organization seeking to optimize contract performance and to achieve greater contract compliance, improved profitability and transaction visibility across their enterprise, as well as increased efficiency across their payment lifecycle.

FMS Products: Reconciliation and Funds Management

The Company’s reconciliation and funds management solutions offer our customers more control over their accounting and treasury lifecycle by optimizing enterprise funds management and payment lifecycle management. Building on the success of ReconNET in North America, the Company has expanded its reconciliation and funds management products to new markets in Europe, in response to customer demand for transaction process management solutions.

The complete suite of reconciliation and funds management products from our FMS division includes:

•

ReconNET—has extensive reconciliation capabilities with specific emphasis on reconciliation and exception management of high volume transaction processing environments. ReconNET has a market leading position in the US retail market, where it is used extensively by treasury and financial control departments in reconciling banking records and cash deposits with point-of-sale transaction records. Trintech’s reconciliation solution is delivering results to many of the most recognized retail organizations in the world, including 14 of the top 25 (7 in the top 10) publicly traded retail organizations (according to 2006 STORES Triversity Top 100 Retailers).

•

AssureNET GL—provides an enterprise process management system for general ledger account reconciliation, review and certification. AssureNET GL is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. This capability has particular benefits for large corporations and for complex transaction processing businesses, such as financial institutions. Our clients include some of the most recognizable names in their industries, including Accenture, Reuters, AMC Theatres, Regis Corporation, Hess Corporation, JohnsonDiversey, and MeadWestvaco. In competitive evaluations, involving other vendor products, Trintech’s AssureNET GL is readily recognized as a superior offering, due to its sophistication and its ability to be configured to our customers’ rules.

•

xlNET—is a spreadsheet inventory, migration, analysis, reporting, and auditing solution that is intuitive and easy-to-use. The application complements our AssureNET GL and ReconNET reconciliation solutions to provide clients with a Sarbanes-Oxley compliant framework for managing critical spreadsheets associated with account reconciliation, financial reporting, budgeting, forecasting, revenue recognition, and other key financial processes. xlNET is Trintech’s answer to the growing worldwide demand for spreadsheet management software. According to the 2006 Ventana Research report, The Spreadsheet Management Market—Worldwide Demand Forecast 2006-2011, demand for Spreadsheet Management software will approach US$500 million by 2011, up from US$15 million in 2006.

•

On-Demand Services—is the provision of ASP hosted services for ReconNET, AssureNET Express, and Treasure eNET, as well as the provision of DataFlow Transaction Network, which retrieves, processes, aggregates, and delivers transaction data gathered from financial institutions for Trintech customers. Traditionally, DataFlow Services have supported the provision of daily bank statement data to support the reconciliation and transaction management process. The network has now been expanded to enable the processing of other forms of transaction data to support our customers’ businesses.

•

The DataFlow Transaction Network—allows customers to outsource the daily retrieval, processing, aggregation, and delivery of bank statements and account analysis files, eliminating data acquisition costs and effort, increasing cash flow, and minimizing exposure to fraud. Our network provides validated data from any bank, formatted for easy import into any type of financial system. Through usage of the DataFlow Transaction Network, customers can reduce manual processes and errors, save operational costs and increase cash flow through minimizing overdraft fees and shortening month end procedures. As of January 31, 2007, the DataFlow Transaction Network processed transaction data from over 20,000 accounts in over 5,000 banks in the United States.

Healthcare Products: Revenue Enhancement, Reconciliation and Transaction Management

•

ClearContracts—is an ASP service which enables healthcare providers to optimize contract profitability by reconciling payments received from their patients’ insurers to amounts they should have received from claims under the terms of their respective contracts. Using advanced workflow, a healthcare provider’s finance department is then able to resubmit underpaid or denied claims and increase revenue by ensuring reimbursement of the contracted amounts. In addition, ClearContracts provides executive visibility of contract performance and yield and allows healthcare providers to model expected revenues arising from negotiated contract changes.

•

EOB Pro—is a remittance standardization solution that eliminates the manual process of posting paper Explanation of Benefits, or EOB, payments to a healthcare billing system by converting paper based EOBs to electronic remittance advices, generally known as 835s, in compliance with the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”).

•

Revenue Recovery Services—augments a healthcare providers’ operational staff with ClearContracts™ professional revenue recovery experts and allows them to share best practices—ultimately enabling healthcare providers’ staff to take full advantage of the technology solution to automate and streamline collection efforts.

Services

To complement and support the Company’s product offerings, we provide the Company’s customers with the following services:

•

Consulting services. The Company’s consulting team provides comprehensive project management, using sophisticated methodologies and tools to identify customers’ business objectives and requirements for transaction process management solutions. We implement these solutions with the

Company’s customers according to mutually agreed plans and milestones. We also provide in-house product consultation, and provide technical services to design or enhance customers’ existing information technology infrastructure.

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

•

Post contract customer support services. The Company maintains a customer support help desk and technical support organization at our offices in Dublin, London, Chicago and Dallas. We offer telephone and web support for many of our products 24 hours a day, seven days a week. We also have field technical support personnel who work directly with our sales force, distributors and customers. Customers may elect to purchase a maintenance contract, renewable annually or for multiple years. Under these contracts, we agree to provide corrections for identified program errors for supported versions of our software products, version upgrades for software, telephone consultation, and web-based access to solutions, patches and documentation.

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

The Company’s software is developed using Java, C# and .NET, Smalltalk, and web programming languages and standards, and incorporates the following features:

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

•

Support of widely accepted technologies. The Company’s products are configured to run on operating systems and to support databases widely adopted by the payment and transaction process management industry. This includes the Linux, Windows and UNIX operating systems and Oracle and Microsoft databases. They are also designed to integrate easily with enterprise resource planning software systems, such as Oracle and SAP.

Customers

We have a customer base of over 465 retail chains, commercial companies, financial institutions and healthcare providers. Our top revenue generating customers in fiscal 2007, by customer segment in alphabetical order, are as follows:

FMS	Healthcare
Accenture	Porter Memorial Hospital
Advance Stores Company	Providence Washington
Genesco	Stanford Hospital and Clinics
North Fork Bank	Swedish Medical Center
Regis Corporation	Tri-City Medical Center

Sales and Marketing

Trintech’s sales and marketing strategy is closely aligned with the Company’s product suite. The Company’s broad product offering, innovative open platform and business model approach creates a strong opportunity to pursue a sales and marketing strategy that leverages the Company’s core strengths. Trintech has a proven ability to successfully leverage its existing customer relationships and its broad product offering and to cross-sell additional software products and services. Once a customer relationship has been established, the Company seeks to leverage its transaction process management experience to add value to the customer solution, often developing a trusted advisor relationship. Product functionality and features are engineered to deliver performance effectiveness, cost savings and added value in the form of transaction risk management and compliance. The effectiveness of this strategy is significantly enhanced by the Company’s leadership position within certain key vertical market sectors.

The Company’s marketing team includes product marketing managers and corporate communication specialists. The product marketing teams research, analyze and identify emerging customer requirements and market trends and work closely with the research and development teams to ensure new products and services meet the needs of the Company’s customers. The marketing teams help implement effective go-to-market plans, including pricing models and promotional and channel selection intended to ensure a successful new product launch. The corporate communication specialists promote and communicate the Company’s branded products and services through various marketing initiatives such as product launches, trade shows, leading research analysts, customer conferences and other public relations activity. In addition, the Company leverages its on-line marketing assets such as its web-site and webinars and optimizes search engines as part of its marketing strategy.

The Company’s sales and marketing efforts are targeted at three principal regions:

•	Europe, Middle East and Africa;

•	North and South America; and

•	the Asia-Pacific region.

The Company’s principal market is the USA, which represented approximately 91% of the Company’s total revenue in fiscal 2007.

The Company’s sales strategy for all product lines is to use the Company’s direct sales force in conjunction with indirect distribution channels, such as regional distributors and sector-specific leaders.

Direct Sales Channel Strategy

We have direct sales offices in Dublin, Ireland; Dallas, Texas; Vernon Hills, Chicago; London, United Kingdom; and Rotterdam, Holland. These offices coordinate direct sales and manage indirect sales channels in the various regions. Due to the technical nature of the Company’s products, members of the direct sales force are often supported by pre-sales technical support staff that are key to closing sales contracts and winning customer confidence.

The Company’s direct sales accounted for approximately 98% of the Company’s total revenues in fiscal 2007. At January 31, 2007, we employed 26 direct sales people who primarily target retail chains, commercial companies, financial institutions and healthcare providers.

Indirect Sales Channel Strategy

To further facilitate worldwide market penetration and complement the Company’s direct sales efforts, we have expanded and plan to further expand indirect sales channel relationships. These relationships primarily act as referrals for the Company’s direct sales force.

We currently have active distribution relationships with SBC-Sterling Commerce, Fiserv- Freedom, Prodiance, Eroomnet and Spectrum, The following describes the Company’s current indirect sales channel relationships:

SBC—Sterling Commerce. The Company’s current distribution partnership with SBC gives SBC the non-exclusive right to distribute ReconNET (under the rebranded name Vector—ReconNET) to banks within North America, and allows us to sell to the Sterling Commerce customer base.

Fiserv—Freedom. The Company’s current distribution partnership gives Trintech the non-exclusive right to distribute the TRACKER unclaimed property system within North America. The agreement also includes a sales lead referral arrangement with Fiserv for ReconNET within North America.

Prodiance. The Company’s current distribution partnership gives Trintech the non-exclusive right to distribute the xINET product world-wide.

Eroomnet. The Company’s current distribution partnership gives Eroomnet the non-exclusive right to market, sell and support ReconNET and AssureNET GL in Saudi Arabia, Kuwait, Bahrain, United Arab Emirates, Oman, Jordan and Egypt.

Spectrum. The Company’s current distribution partnership with Spectrum gives Spectrum the non-exclusive right to market, implement and support FMS products in Australia and New Zealand.

Research and Development

We intend to continue to develop innovative transaction process management solutions to respond to the needs of the Company’s customers in this rapidly changing industry, particularly where we believe we can leverage our existing product set. We have developed the Company’s products independently, through the Company’s research and development team, through funded development projects and through acquisition. From time to time, we have acquired or licensed technology from third parties.

We have now concentrated research and development in the following centers:

•	Dallas, Texas: transaction process management and compliance products and services; and

•	Vernon Hills, Chicago: healthcare revenue cycle solutions.

For the fiscal years 2005, 2006 and 2007 approximately 11%, 12% and 19% of the Company’s revenues, respectively, were dedicated to research and development expenses. Research and development expenses for fiscal 2005, fiscal 2006 and fiscal 2007 totaled US$2.2 million, US$2.5 million and US$4.9 million, respectively.

The increase in research and development expenses in fiscal 2007 compared to the prior year was due to increased investment in the development of the next generation of our FMS product platform. This increased investment was in the form of additional headcount and increased contractor and other advisory services for the new product platform. The new FMS product platform is expected to be substantially completed by the end of fiscal 2008, at which point, costs are forecast to decrease. In addition, the increase was due to the inclusion of personnel and other costs related to the newly acquired Assurity and Concuity businesses. The increase in research and development expenses in fiscal 2006 compared to fiscal 2005 was primarily due to increased investment in the development of the FMS product platform.

Seasonality

Although we do not consider our business to be highly seasonal, we generally experience the greatest demand for our products and services in the last quarter of the year and also in the last month of each quarter.

Competition

The transaction process management industry is highly competitive, and we expect competition to increase as other companies introduce transaction process management software and services.

In transaction process management software markets, the competitive landscape varies by product line. There is no competitor that we compete with across all product lines. We primarily compete with Checkfree and Chesapeake Systems for our ReconNET product, Blackline Corporation and Movaris for our AssureNET product, and IMACS and MED Assets in the healthcare market.

We compete primarily on the basis of the following:

•	product capabilities and technical features;

•	product performance and effectiveness;

•	price;

•	support of industry standards;

•	ease of use; and

•	customer technical support and service.

We believe that we compete favorably in each of these markets based on these factors. In particular cases, however, the Company’s competitors may offer software with functionality that is sought by the Company’s prospective customers and which differs from that offered by us. Several of the Company’s competitors have also in the past distributed, and may in the future distribute, products in pilot programs at lower cost than us.

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

The Company’s registered trademarks include the following:

Trademarks	Regions Issued
• Trintech	• European Union, Ireland, U.S.
• Concuity	• U.S.
• ClearContracts	• U.S.
• ReconNET	• U.S.
• Bank Fee Analysis	• U.S.
• DataFlow Services	• U.S.

In addition to patents, trademarks and technology licenses, the Company has developed an extensive portfolio of copyrights, know-how and trade secrets over the past 20 years as it has developed solutions for the transaction process management market. Except for the intellectual property described above, we are not currently dependent on any intellectual property that is of material importance to the Company’s business or profitability.

Principal Markets

For a description of the product markets in which we compete, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see Item 5 “Operating and Financial Review and Prospects”.

C. Organizational Structure

The following is a list and brief description of the Company’s significant subsidiaries:

Trintech Technologies Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the outstanding share capital of Trintech Technologies Limited is owned by the Company. The principal activity of Trintech Technologies Limited is the sale of transaction process management software and the licensing of its intellectual property to its subsidiaries.

Trintech Limited, a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the voting securities of Trintech Limited are owned by the Company. The principal activity of Trintech Limited is research and development and the licensing of patented technology.

Trintech UK Limited, a wholly-owned subsidiary, is a limited liability company incorporated in the United Kingdom. All of the outstanding share capital of Trintech UK is owned by the Company. The principal activity of Trintech UK is the sale of transaction process management solutions.

Trintech Inc., a wholly-owned subsidiary, is a California corporation. All of the outstanding share capital of Trintech Inc. is owned by the Company. The principal activity of Trintech Inc. is the sale of transaction process management solutions.

Trintech Group Finance Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Cayman Islands. All of the outstanding share capital of Trintech Group Finance Limited is owned by the Company. The principal activity of Trintech Group Finance Limited is the management of the Company’s surplus cash.

Slan Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Cayman Islands. All of the outstanding share capital of Slan Limited is owned by the Company. The principal activity of Slan Limited was the sale of the Payments business. This company is likely to be liquidated in either fiscal 2008 or fiscal 2009.

CW & Associates, Inc., doing business as DataFlow Services, is a wholly-owned subsidiary and is a Texas corporation. All of the outstanding share capital of CW & Associates, Inc. is owned by the Company. CW & Associates, Inc. is the provider of a data transaction network supporting customers’ bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form.

D. Description of Property

The Company’s principal executive and administrative offices are located in Dublin, Ireland. The Company’s principal trading offices for North and South America are located in Dallas, Texas. The Company also has offices for research and development in Vernon Hills, Chicago and sales and marketing personnel in Vernon Hills, Chicago; Lawrence, Kansas; London, England and Rotterdam, Netherlands.

The Company had entered into lease agreements relating to its two Dublin facilities with its Chief Executive Officer, Cyril McGuire, the owner of these facilities. These agreements were reached in 1998 in relation to the Phase 1 facility and in 2001 in relation to the Phase 2 facility. These lease agreements have been terminated in accordance with their contractual terms with effect from September 1, 2006 and October 31, 2006 respectively resulting in a payment of US$2.3 million in fiscal 2007.

As at January 31, 2007 we leased the facilities described below:

Description	Square Footage	Used by The Company	Sub-Leased to Third Party	Available For Sub-Lease	Earliest Lease Termination Date
Ireland
Dublin	4,596	4,596	—	—	2009

U.S.A.
Dallas, Texas	34,453	28,453	—	6,000	2014
Vernon Hills, Chicago	7,300	7,300	—	—	2009
Lawrence, Kansas	1,410	1,410	—	—	2008
Hayward, California	7,457	—	7,457	—	2009

UK
London	120	120	—	—	2008

Holland
Rotterdam	635	635	—	—	2007

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

A. Operating Results

Overview

We are a leading global provider of financial software and services specializing in reconciliation workflow, revenue enhancement, transaction risk management and compliance for commercial, financial and healthcare markets. For over 20 years, Trintech has been providing comprehensive, industry-leading solutions to financial departments seeking greater insight into critical transaction processes. Trintech delivers a configurable, highly scalable platform that incorporates a company’s unique business processes, enabling managers to obtain greater visibility and more efficiently manage business risk throughout the transaction lifecycle. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly. The gain on sale is reflected in the fiscal 2007 results. In addition, the Company closed its German business in the quarter ended October 31, 2006. The net loss in fiscal 2007 for the continuing and discontinued businesses amounted to US$2.2 million. The Company now has two business segments: FMS and Healthcare.

The disclosure below reflects the results of operations from the continuing business.

FMS Business

FMS is primarily engaged in marketing and selling licenses for the Company’s transaction process management software and related maintenance, development and installation services. FMS includes the business of DataFlow which is engaged in the retrieval, processing, aggregation and delivery of all transaction data in daily bank statements. The FMS business generated revenues of approximately US$25.8 million in fiscal 2007, US$21 million in fiscal 2006 and US$19.1 million in fiscal 2005. The FMS business has in excess of 465 customers.

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

•

In February 2006, the Company announced the formation of a new On-Demand Solutions business unit that provides On-Demand Solutions for cash management, reconciliation, and data collection, processing, aggregation and delivery. On-Demand Solutions provides a cost-effective way for businesses to increase the efficiency of their cash management and reconciliation processes while avoiding the upfront costs of IT resources, application servers, software licenses, implementation and maintenance. On-Demand Solutions offers the combined power of the ReconNET reconciliation system, and the Treasure eNET treasury workstation, with the convenience of the DataFlow Transaction Network to automate, simplify and improve enterprise workflow processes.

•

In February 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.8 million subject to final adjustment relating to performance related contingent consideration. Assurity provides an enterprise process management system for general ledger account reconciliation, review and certification. The product, AssureNET, is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. The acquisition strengthened our market position with customers benefiting from AssureNET functionality being integrated into Trintech’s ReconNET, to provide an end-to-end solution for general ledger account reconciliation, review, certification and risk management.

•

In May 2006, the Company announced the formation of its Financial Services Group, a strategic global business unit that helps financial institutions, brokerage firms and insurance companies optimize internal transaction reconciliation processes, workflow and compliance. The Financial Services Group provides next-generation account reconciliation and enterprise-wide positive pay solutions to financial institutions for the provision of the same to their small business, middle market and large corporate clients. The Financial Services Group provides consulting, design, implementation, service and support to help organizations improve reconciliation processes, strengthen internal controls, mitigate risk and increase compliance.

•

In July 2006, the Company announced a partnership agreement with BWise, a leading provider of compliance and enterprise risk management software. Under the terms of the agreement, BWise customers have direct access to Trintech’s general ledger reconciliation and certification solution, AssureNET GL. Likewise, Trintech customers have direct access to BWise solutions for internal control, compliance, enterprise risk management, corporate and IT governance and process management.

•

In September 2006, the Company announced the release of ReconNET 7.25, the newest version of its reconciliation and account balancing application. This new release allows ReconNET to be integrated with AssureNET GL to extend existing financial controls and reporting capabilities through general ledger account reconciliation and certification.

•

In October 2006, the Company announced enhancements to its accounting compliance application, AssureNET GL. AssureNET GL Version 3.2 broadens the scope of AssureNET GL beyond general ledger reconciliation and certification to include variance, trending and balance flux analysis; review and approval of manual journal entries; and task management for the accounting close process. The enhancements were driven by requests from Trintech clients who, having experienced the benefits of AssureNET’s account reconciliation capabilities, wanted further support to manage other accounting compliance processes.

•

In February 2007, the Company announced the availability of AssureNET Express. AssureNET Express complements Trintech’s current line of On-Demand solutions, including ReconNET for high volume, transaction-intensive account reconciliation, and Treasury eNET for treasury and cash management. AssureNET Express leverages the capabilities of AssureNET GL to provide mid-market organizations with a process management and internal control system for GL reconciliation, review and certification. For a fixed monthly fee, the web-based accounting compliance application leverages a best practices configuration to deliver many of the same benefits of Trintech’s enterprise software, but with reduced implementation effort and assistance required from IT.

•

In February 2007, the Company also announced its partnership with Prodiance Corporation, a leading provider of solutions for financial spreadsheet remediation and control, and the availability of xlNET, a spreadsheet compliance tool that automates all aspects of the spreadsheet compliance lifecycle. Spreadsheet compliance is a natural extension of Trintech’s accounting compliance suite, which provides solutions for automating critical accounting processes, including transaction matching, exception management, account reconciliation, and closing cycle activities. By partnering with Prodiance, Trintech’s solutions help optimize compliance processes, streamline operations, and reduce risks.

The FMS business continued to perform strongly in fiscal 2007 and the Company continued its investment program to drive transaction process management revenue growth in new vertical markets. While these investments will have a negative impact on earnings in the short term, they combined with the acquisition of Assurity and Concuity, described below, present opportunities within the FMS existing target markets and position the Company for long term growth.

The Company has divested its Payments business to reinforce its strategic focus on its transaction process management business. The future growth of the Company will be underpinned by a strong core customer base and an established market position. The Company proposes to expand this business franchise through investment in new products and markets and will continue to seek further acquisition opportunities in its target markets.

Healthcare Business

The Healthcare division was formed in June 2006, to help healthcare providers, payers and financial institutions optimize the claim to payment transaction process, including transaction reconciliation and workflow management of exceptions. The Healthcare division generated revenues of approximately US$781,000, which all related to the Concuity business for the two months ended January 31, 2007, and has in excess of 15 customers.

Over the last 12 months, the Company has taken a number of steps to build the Healthcare business and expand its product offering, as follows:

•

In June 2006, the Company announced the formation of its Healthcare business group and the appointment of Edward Gallo, a seasoned healthcare revenue cycle management executive with over 15 years experience. Mr. Gallo joined Trintech from NDCHealth, where he ran the Hospital Services Division. This division provided revenue cycle management solutions to 1,800 hospitals and other healthcare providers. Prior to joining NDCHealth, Mr. Gallo was COO of Caresoft, a successful start-up company focused on providing consumer marketing services to the pharmaceutical industry.

•

In October 2006, the Company announced the release of EOB PRO and HealthcareAR for healthcare and financial institutions. EOB PRO is a web-based remittance standardization solution that eliminates the manual process of posting paper EOB payments to a healthcare billing system. HealthcareAR, a web-based solution, matches provider-payer financial transactions to corresponding payment information.

•

In December 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million. Concuity is a Chicago, Illinois based private company which provides technology solutions to optimize contract profitability for the healthcare industry. Concuity’s primary value proposition is providing healthcare providers with software applications to allow them to recover revenue that has not been paid by payers due to the complexity of the healthcare billing process in the United States.

Revenue

Following the sale of the Payments business, the Company’s revenue is primarily derived from two sources:

License Revenue. Software license revenue, which represented 56% of total revenue in fiscal 2007, is derived from license fees from the Company’s transaction process management software and the provision of related support and maintenance services to customers. Customer support and maintenance fees are established as a percentage of the software license price, typically ranging from 15% to 18% per year, and are generally paid annually. The Company also licenses the Company’s software on a recurring rental (ASP) basis.

Service Revenue. The Company derives service revenue, which represented 44% of total revenue in fiscal 2007, from data delivery services, consulting services, educational and training services, customization services and implementation services.

Total revenue from customers in the United States was US$23.6 million in fiscal 2007, US$19 million in fiscal 2006 and US$17.5 million in fiscal 2005. This represented approximately 91% of total revenue in fiscal 2007, 90% of total revenue in fiscal 2006 and 92% of total revenue in fiscal 2005. Total revenue from customers in the United Kingdom was US$915,000 in fiscal 2007 and US$1 million in fiscal 2006 and fiscal 2005. This represented approximately 4% of total revenue in fiscal 2007, 5% of total revenue in each of fiscal 2006 and fiscal 2005. Total revenue from customers located in Europe (excluding UK) was US$353,000 in fiscal 2007, US$281,000 in fiscal 2006 and US$60,000 in fiscal 2005. This represented approximately 1% of total revenue in fiscal 2007 and in fiscal 2006 and 0% of total revenue in fiscal 2005.

Recurring revenue accounted for over 65% of total revenue in fiscal 2007 and was derived from the provision of annual licence fees, transaction services, support and ASP fees. Recurring revenue accounted for 68% and 67% of total revenue in fiscal 2006 and fiscal 2005, respectively.

Cost of Revenue

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

Operating expenses

Research and development expenses consist primarily of labor and associated costs connected with the development of the Company’s software products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation.

Taxation

The Company operates as a holding company with operating subsidiaries in Ireland, the United Kingdom, the United States and two financing subsidiaries in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, the Company’s consolidated effective tax rate may increase to the extent that the Company reports tax losses in some subsidiaries and taxable income in others. In addition, the Company’s tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and share-based compensation.

The Company has significant operations, and generates a large majority of its taxable income, in the United States. It also has trading entities in the United Kingdom and the Republic of Ireland. Some of the Company’s Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010. Another Irish subsidiary qualifies for an exemption from income tax as the Company’s revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997. The Company currently anticipates that it will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and the Company’s tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected.

Currencies

A portion of the Company’s revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations, primarily the U.S. dollar with the euro and the pound sterling, and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and a quarterly basis. As a result of such currency fluctuations, the Company recognized an exchange gain of US$197,000 and US$383,000 in fiscal 2005 and 2007 and an exchange loss of US$153,000 in fiscal 2006, respectively. From time to time the Company has in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. The Company expects to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

Compensated absences

Prior to fiscal 2007, the Company did not accrue for the liability associated with employees’ absences from employment as the amount of compensation was not reasonably estimable under SFAS 43 “Accounting for Compensated Absences”. In the third quarter of fiscal 2007, the Company implemented a new process to estimate its obligation for accrued vacation and consequently recorded a first time charge of US$704,000 in fiscal 2007, of which US$246,000 related to discontinued operations.

Share-based Compensation

The Company has adopted the Statement of Accounting Standards No. 123(R) “Share-Based Payment” in the fiscal year beginning on February 1, 2006 (“SFAS 123R”). As a result of adopting SFAS 123R, the Company’s net loss for the fiscal 2007 was US$1.8 million higher than if the Company had continued to account for share-based compensation under APB 25 as it had in the comparable prior year period. The Company anticipates it will recognize an aggregate of US$2.1 million as compensation expense in fiscal years 2008 to 2011. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted. For fiscal 2007, the share-based compensation charge has been allocated to the appropriate cost category in the Consolidated Statements of Operations as follows:

Year ended January 31, 2007
Share-based compensation	(U.S dollars in thousands)
Cost of revenue—License	10
Cost of revenue—Services...	63
Research and Development	67
Sales and Marketing	125
General and Administrative	741

Amount related to continuing operations	1,006
Amount related to discontinued operations	792

Total	1,798

Acquisition History

On November 1, 2003, the Company acquired the outstanding shares of CW & Associates, Inc., trading as DataFlow Services, a privately held company in the U.S., for an initial consideration of approximately US$3.9 million subject to final adjustment relating to performance related contingent consideration. The total initial purchase costs comprised approximately US$3.8 million in cash and transaction costs of US$130,000. In addition, the Company was required to pay additional performance related contingent consideration equal to 50% of profits, as defined in the purchase agreement, earned by the acquired business for fiscal 2005 and fiscal 2006.

The fiscal 2005 performance related consideration of US$1.2 million was paid in the quarter ended April 30, 2005. The fiscal 2006 performance related consideration of US$1.5 million was paid in the quarter ended July 31, 2006. These payments resulted in an increase in the purchase price of the acquired business and a corresponding increase to the goodwill recorded. Separately, in November 2003, the vendor of CW & Associates, Inc. purchased 150,000 ADSs for a total cash consideration of US$570,000. The initial purchase costs of US$3.9 million, comprising the cash paid and related transaction costs has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trade names) of US$2.5 million, goodwill of US$850,000 and net assets acquired of US$521,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill has not been amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

During fiscal 2005 in connection with a lease termination settlement relating to the Company’s Austin facility, related to the acquisition of the primary assets of Globeset Inc. in 2000, the Company recorded an adjustment which reduced acquisition liabilities by US$249,000.

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.8 million subject to final adjustment relating to performance related contingent cash consideration. The initial purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payment of US$715,000 earned by the acquired business for fiscal 2007 and transaction costs of US$43,000. In addition, the Company will be required to pay additional performance related contingent cash consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement for fiscal 2008 and fiscal 2009. The fiscal 2007 performance related consideration of US$715,000 was paid in the quarter ended April 30, 2007. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The fiscal 2007 results include the results of the Assurity business for the year ended January 31, 2007.

The Company completed the sale of its Payments business on September 1, 2006 to VeriFone Holdings, Inc. Under the terms of the agreement, VeriFone paid the Company US$12.1 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Payments business. The purchase price is subject to the following adjustments:

•

an escrow amount of US$2.0 million which is being held for a period of 18 months following the closing to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement.

•

the cash payment to VeriFone of an amount equal to the remaining warranty provision (approximately US$2.2 million) which was related to intermittent failures experienced with certain hardware products deployed in the marketplace.

•	a working capital adjustment of US$362,000.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million. The consideration comprised the initial cash consideration paid on closing of US$5.5 million and a performance based earn-out payable over two years, which is estimated at between US$2.5 million and US$3.5 million, US$2.0 million of which is guaranteed. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs comprised US$5.5 million in cash, guaranteed performance related payment of US$1.9 million (fair value of US$2.0 million), assumed liabilities of US$658,000 and transaction costs of US$202,000. The fiscal 2007 results include the results of the Concuity business for the 2 month period ended January 31, 2007.

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

Revenue recognition.

The Company’s revenue is derived from license fees and charges for services.

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

Service revenue is derived mainly from, implementation and training services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided.

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

The Company also offers hosting arrangements, known as Application Service Provision (“ASP”). With ASP arrangements the Company installs and runs software applications through its own or third-party’s servers giving customers access to the application via the internet or a dedicated line. ASPs are within the scope of SOP 97-2 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, and VSOE has been established for the hosting element, revenue is recognized on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognized ratably as the service is provided.

Revenue from our ASP hosting operations are also recognized in accordance with SAB 104, generally over the term of the contract. ASP hosting agreements are generally one to five years in duration and provide for quarterly billing. Revenue related to the customer’s initial set up and implementation is deferred and subsequently recognized over the expected term of the ASP hosting agreement.

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

Accounting for Income Taxes. Deferred income taxes are recognized based on temporary timing differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the statutory tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to reverse. Valuation allowances are provided against the gross deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the timing of the temporary differences becoming deductible. Management considers, among other available information, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment.

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

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. The IRS is currently performing a review of the tax returns of our US based subsidiaries for fiscal 2005. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

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

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, (3) significant negative industry or economic trends, (4) a significant decline in the Company’s share price for a sustained period, and (5) the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

No impairments were recognized for the fiscal 2005, 2006 and fiscal 2007.

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

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and we will adopt FIN 48 as of February 1, 2007. Based upon our analysis, we do not believe the adoption of FIN 48 will have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The Company has not yet determined the impact of SFAS No. 157 on its financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. The Company has not yet determined the impact of SFAS No. 159 on its financial condition and results of operations.

Results of Operations

The following table presents the Company’s results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Year Ended January 31,
	2005	2006	2007
Revenue:
License	59%	56%	56%
Service	41	44	44

Total revenue	100	100	100
Cost of revenue:
License	5	5	4
Amortization of purchased technology	—	—	1
Service	16	16	21

Total cost of revenue	21	21	26

Gross margin	79	79	74
Operating expenses:
Research and development	11	12	19
Sales and marketing	22	23	27
General and administrative	37	33	33
Restructuring charge	0	0	—
Amortization of purchased intangible assets	4	4	4
Adjustment of acquisition liabilities	(0)	—	—

Total operating expenses	74	72	83

Income (loss) from operations	5	7	(9)
Interest income, net	2	5	6
Exchange gain (loss), net	1	(0)	1

Income (loss) before provision for income taxes	8	12	(2)
Provision for income taxes	(1)	1	(0)

Income (loss) from continued operations	7	13	(2)
Income (loss) from discontinued operations	4	(20)	(27)
Profit on sale of discontinued operations	—	—	21

Net income (loss) from discontinued operations, net of tax	4	(20)	(6)

Net income (loss)	11%	(7)%	(8)%

Fiscal Year Ended January 31, 2007 Compared To Fiscal Year Ended January 31, 2006

Revenue	Year ended January 31, 2007	Year ended January 31, 2006	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
License Revenue	14,397	11,702	2,695	23%
Service Revenue	11,400	9,347	2,053	22%

Total Revenue	25,797	21,049	4,748	23%

Revenue

License. The increase in license revenue in fiscal 2007 was due to higher revenues from the sale of core transaction process management products into new vertical markets and revenues from the Assurity business.

Service. The increase in service revenue in fiscal 2007 was due to higher service revenues from DataFlow services and revenues from the newly acquired Assurity and, to a lesser degree, Concuity businesses.

Cost of Revenue

Cost of revenue	Year ended January 31, 2007	Year ended January 31, 2006	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
License	1,131	944	187	20%
Amortization of purchased technology	258	—	258	100%
Service	5,354	3,405	1,949	57%

Total Cost of revenue	6,743	4,349	2,394	55%

Total Cost of Revenue. Although total revenue increased by 23% in fiscal 2007 compared to the prior year, the total cost of revenue increased by 55%. This had the effect of decreasing gross margin by 5% compared to last year.

License. The increase in the cost of license revenue in absolute dollars in fiscal 2007 compared to the prior year was due to higher salary costs associated with the delivery of maintenance services. In addition, a share-based compensation charge of US$10,000 was included in fiscal 2007, as required by SFAS 123R. There was no share-based compensation charge in fiscal 2006 because this preceded the Company’s adoption of SFAS 123R. Also, included in fiscal 2007 was a first time compensated absences expense of US$16,000. The cost of license revenue as a percentage of license revenue remained static at 8% in fiscal 2007 compared to the previous year.

Amortization of purchased technology. The amortization of purchased technology relates to the Assurity and Concuity acquisitions in fiscal 2007.

Service. Service revenue costs increased in fiscal 2007 in absolute dollars and in percentage terms as compared to service revenue in the prior year. These costs represented 47% of service revenues in fiscal 2007 compared to 36% in the prior year. The increase was primarily due to additional headcount and higher salaries, lower levels of capacity utilization being achieved by our service teams compared to the prior year and new costs incurred in fiscal 2007 in relation to ASP hosting and the provision of consulting services. In addition, a share-based compensation charge of US$63,000 was included in fiscal 2007, as required by SFAS 123R. There was no share-based compensation charge in fiscal 2006 because this preceded the Company’s adoption of SFAS 123R. Also, included in fiscal 2007 was a first time compensated absences expense of US$86,000.

Operating Expenses

Operating Expenses	Year ended January 31, 2007	Year ended January 31, 2006	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Research and Development	4,948	2,508	2,440	97%
Sales and Marketing	7,096	4,741	2,355	50%
General and Administrative	8,389	6,994	1,395	20%

Research and Development. The increase in research and development expenses in fiscal 2007 compared to the prior year was primarily due to increased investment in the development of the next generation of our FMS product platform. This increased investment was in the form of additional headcount and increased contractor and other advisory services for the new product platform. The new FMS product platform is expected to be substantially completed by the end of fiscal 2008, at which point, costs are forecast to decrease. In addition, the increase was due to the inclusion of personnel and other costs related to the newly acquired Assurity and Concuity businesses. In addition, a share-based compensation charge of US$67,000 was included in fiscal 2007, as required by SFAS 123R. There was no share-based compensation charge in fiscal 2006 because this preceded the Company’s adoption of SFAS 123R. Also, included in fiscal 2007 was a first time compensated absences expense of US$126,000.

Sales and Marketing. The increase in sales and marketing expenses in fiscal 2007 was primarily due to additional personnel costs and marketing expenses. These costs related to the increased investment in new and existing markets, including costs relating to the newly acquired Assurity and Concuity businesses and costs relating to the opening of new offices in the Netherlands and UK. These costs are expected to continue to increase in fiscal 2008 in absolute dollars but not as a percentage of total revenue as the Company markets its products in new and existing markets, by hiring more sales staff and by incurring additional third-party marketing expenditures to increase brand awareness and mass-market lead generation. In addition, a share-based compensation charge of US$125,000 was included in fiscal 2007, as required by SFAS 123R. There was no share-based compensation charge in fiscal 2006 because this preceded the Company’s adoption of SFAS 123R. Also, included in fiscal 2007 was a first time compensated absences expense of US$87,000.

General and Administrative. The increase in general and administrative expenses in fiscal 2007 was due to additional headcount and additional facility, recruitment and external advisor costs, the inclusion of costs relating to the newly acquired Assurity and Concuity businesses and a share-based compensation charge of US$742,000, as required by SFAS 123R. There was no share-based compensation charge in fiscal 2006 because this preceded the Company’s adoption of SFAS 123R. Also, included in fiscal 2007 was a first time compensated absences expense of US$143,000.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2001, fiscal 2004 and fiscal 2007. The increase in amortization of purchased intangible assets in fiscal 2007 compared to the prior year was due to the Assurity and Concuity acquisitions.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net increased by US$341,000 to US$1.4 million in fiscal 2007 compared to US$1.1 million in fiscal 2006. Despite lower cash and cash equivalent balances at January 31, 2007, the amounts invested attracted higher interest rates in both the US and the UK.

Provision for Income Taxes. Provision for income taxes was US$117,000 in fiscal 2007 compared to US$270,000 (credit) in fiscal 2006. The expense relates primarily to taxes payable in our US and UK tax jurisdictions. The credit balance in fiscal 2006 relates primarily to a deferred tax credit of US$282,000 in our U.S tax jurisdiction arising from net operating losses carried forward and deductible timing differences, which was partially offset by tax payable in our US tax jurisdiction.

Income (loss) from discontinued operations, net of tax. In August 2006, the Company entered into a definitive agreement to sell its Payments business (excluding the German element of this business) to VeriFone Holdings, Inc. The sale was completed on September 1, 2006. As a result of this transaction, the Payments business is reported as discontinued operations in the accompanying consolidated financial statements. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly. The Company recorded a net loss from discontinued operations of US$1.5 million, net of taxes, for fiscal 2007 which included a gain on sale of the Payments business of US$5.4 million and loss from discontinued operations of US$6.9 million. This loss from discontinued operations comprised the following:

•	operating losses of the Payments business from February 1, 2006 through to the date of disposal, of US$3 million;

•	costs relating to the closure of the German business of US$387,000;

•	other costs in connection with the disposal of the business of US$1.1 million; and

•	lease termination and redundancy costs associated with the scaling back of the Irish operations of US$2.4 million.

The Company had entered into lease agreements relating to its two Dublin facilities with its Chief Executive Officer, Cyril McGuire, the owner of these facilities. These agreements were reached in 1998 in relation to the Phase 1 facility and in 2001 in relation to the Phase 2 facility. These lease agreements were terminated in accordance with their contractual terms with effect from September 1, 2006 and October 31, 2006 respectively resulting in a payment of US$2.3 million in fiscal 2007. This amount is included in the US$2.4 million mentioned above.

The Company recorded a net loss from discontinued operations of US$4.3 million, net of taxes, for fiscal 2006 which included a gain on settlement with the vendors of Checkline of US$3.1 million (refer to note 1 of the Company’s consolidated financial statements) and a loss from discontinued operations of US$7.4 million.

This loss from discontinued operations, was comprised of the following:

•	operating losses of the Payments business from February 1, 2005 through to January 31, 2006, of US$5.3 million;

•	lease termination and redundancy costs associated with the scaling back of the Payment business of US$583,000; and

•	other costs in connection with discontinued activities of US$1.6 million relating to facility costs and the allocation of corporate overheads.

Fiscal Year Ended January 31, 2006 Compared To Fiscal Year Ended January 31, 2005

Revenue	Year ended January 31, 2006	Year ended January 31, 2005	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
License Revenue	11,702	11,263	439	4%
Service Revenue	9,347	7,845	1,502	19%

Total Revenue	21,049	19,108	1,941	10%

Revenue

License. The increase in revenue was primarily due to higher maintenance revenues from the ReconNET transaction process management products.

Service. The increase in service revenue was due to an increase in professional services revenue from key ReconNET customers and higher revenues from DataFlow services.

Cost of Revenue

Cost of revenue	Year ended January 31, 2006	Year ended January 31, 2005	Increase (decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
License	944	953	(9)	(1)%
Service	3,405	3,101	304	10%

Total Cost of revenue	4,349	4,054	295	7%

Total Cost of Revenue. Although total revenue increased by 10% in fiscal 2006 compared to fiscal 2005, the total cost of revenue also increased by 7% due to increase in the cost of providing the services.

License. The cost of license revenue remained static both in absolute dollars and as a percentage of license revenue in fiscal 2006 compared to fiscal 2005.

Service. The service revenue cost increased both in absolute dollars but decreased in percentage terms in fiscal 2006 as compared to fiscal 2005. These costs represented 36% of service revenues in fiscal 2006 compared to 40% of service revenues in fiscal 2005 due to higher levels of capacity utilization achieved by our service teams in fiscal 2006.

Operating Expenses

Operating expenses	Year ended January 31, 2006	Year ended January 31, 2005	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Research and Development	2,508	2,160	348	16%
Sales and Marketing	4,741	4,148	593	14%
General and Administrative	6,996	7,129	(133)	(2)%

Research and Development. The increase in research and development expenses in fiscal 2006 compared to the prior year was primarily due to increased investment in the development of the next generation of our FMS product platform. This increased investment was in the form of additional headcount and increased contractor and other advisory services for the new product platform.

Sales and Marketing. The increase in sales and marketing expenses in fiscal 2006 was primarily due to increased external marketing expenditures on tradeshows and advertising in the FMS business on new and existing markets.

General and Administrative. The general and administrative expenses decreased slightly due to lower legal, facility and insurance costs as compared to fiscal 2005.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of an acquired customer base, recorded in connection with the acquisitions in fiscal 2001 and fiscal 2004. Amortization of purchased intangible assets was US$847,000 both in fiscal 2005 and fiscal 2006.

Adjustment of acquisition liabilities. During fiscal 2005 in connection with a lease termination settlement relating to the Company’s Austin facility, related to the acquisition of the primary assets of Globeset Inc. in 2000, the Company recorded an adjustment which reduced acquisition liabilities by US$249,000.

Share-based Compensation. There was no share-based compensation charge in fiscal 2006. In fiscal 2005, the Company recorded share-based compensation expense of US$116,000 (included in General and Administrative expenses) primarily related to the Company’s Advisory Board. The Company issued options to purchase 88,000 of the Company’s Ordinary Shares (44,000 equivalent ADSs) at an exercise price of US$2.63 (US$5.25 per equivalent ADS) granted at fair market value on the date of grant. The options were treated as non-employee share-based compensation under Statement of Financial Accounting Standards No. 123 and Emerging Issues Task Force abstract 96-18 (“Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services” (EITF 96-18)). As a result, non-cash share-based compensation for the period was measured as the fair market value of the option, determined using the Black-Scholes method, on the grant date multiplied by the number of options. The option grants vested immediately, resulting in the full share-based compensation expense that relates to these options being recognized in fiscal 2005.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net increased by approximately US$656,000 to US$1.1 million in fiscal 2006 compared to US$428,000 of interest income, net in fiscal 2005. The increase was due to higher cash balances on hand and increased U.S. interest rates being available on deposit balances in fiscal 2006.

Provision for Income Taxes. Provision for income taxes was US$270,000 (credit) in fiscal 2006 compared to US$226,000 provision charge in fiscal 2005. The credit balance in fiscal 2006 relates primarily to a deferred tax credit of US$282,000 in our U.S tax jurisdiction arising from net operating losses carried forward and deductible timing differences, which was partially offset by tax payable in our US tax jurisdiction.

Loss (income) from discontinued operations, net of tax. The Company recorded a net loss from discontinued operations of US$4.3 million, net of taxes, for fiscal 2006 which included a gain on settlement with the vendors of Checkline of US$3.1 million and a loss from discontinued operations of US$7.4 million

This loss from discontinued operations, was comprised of the following:

•	operating losses of the Payments business from February 1, 2005 through to January 31, 2006, of US$5.3 million;

•	lease termination and redundancy costs associated with the scaling back of the Payment business of US$583,000; and

•	other costs in connection with discontinued activities of US$1.6 million relating to facility costs and the allocation of corporate overheads.

The Company recorded a net gain from discontinued operations of US$637,000, net of taxes, for fiscal 2005.

This loss from discontinued operations, was comprised of the following:

•	operating profits of the Payments business from February 1, 2004 through to January 31, 2005, of US$3.0 million;

•	redundancy costs associated with the scaling back of the Uruguay and Irish operations of US$254,000; and

•	other costs relating to discontinued activities of US$2.2 million relating to facility costs and the allocation of corporate overheads.

Segment Information

As discussed earlier and in Note 14 of the Company’s consolidated financial statements, the Company split its operations between Payments and FMS prior to fiscal 2007. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. The gain on sale is reflected in the fiscal 2007 results. In addition, the Company closed its German business in the quarter ended October 31, 2006. As a result, the financial results reflect the Payments business/segment as a discontinued operation, All prior period statements, except the consolidated statements of cashflows, have been restated accordingly.

The Company formed a Healthcare Division in June 2006. In December 2006, the Company acquired substantially all of the assets and assumed certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million. Concuity is a Chicago, Illinois based private company which provides technology solutions to optimize contract profitability for the healthcare industry. Concuity’s primary value proposition is providing healthcare providers with software applications to allow them to recover revenue that has not been paid by payers due to the complexity of the healthcare billing process in the United States. The Company now views its operations as split between two segments: FMS and Healthcare.

Segment net income consists of total segment revenue offset only by expenses directly attributable to that segment. Depreciation and amortization of long-lived assets are allocated based on general cost allocations. Administrative expenses relating to the management and operation of a public company covering marketing, human resources, senior management, non-executive directors, professional fees, directors and officers insurance, facilities, acquisition related charges and other corporate costs are included in determining our consolidated operating income. However, these expenses are not allocated to the operating segments, and, therefore, are not included in segment net income (loss).

FMS. FMS is primarily engaged in marketing and selling licenses for the Company’s transaction transaction process management software and related maintenance, development hosting, data retrieval and installation services.

FMS	Year ended January 31, 2007	Year ended January 31, 2006	Increase (decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Revenue	25,016	21,049	3,967	19%
Cost of sales	5,960	4,349	1,611	37%
Gross profit	19,056	16,700	2,356	14%
Gross profit %	76%	79%	—	(3)%
Operating expenses	14,295	9,953	4,342	44%

Net income	4,761	6,747	(1,984)	(29)%

FMS revenue increased 19% from US$21 million in fiscal 2006 to US$25 million in fiscal 2007. The increase was due to higher revenues from the sale of core transaction process management products into new vertical markets, increased revenues from DataFlow services and revenues from the newly acquired Assurity business. FMS revenue accounted for 97% of the Company’s consolidated revenue in fiscal 2007 compared to 100% in fiscal 2006. There is no customer who accounted for greater than 10% of FMS’s total revenue in fiscal 2007 or fiscal 2006.

FMS cost of sales increased 37% from US$4.3 million in fiscal 2006 to US$6 million in fiscal 2007. The increase was primarily due to an increase in service cost of sales. This increase was primarily due to additional headcount and higher salaries, lower levels of capacity utilization being achieved by our service teams compared to the prior year and new costs incurred in fiscal 2007 in relation to ASP hosting and the provision of consulting services, share-based compensation and compensated absences expense in fiscal 2007, compared to the prior year. The gross margin decreased by 3% compared to the prior year. FMS cost of sales accounted for 88% of the Company’s consolidated cost of sales in fiscal 2007.

FMS operating expenses increased 44% from US$10 million in fiscal 2006 to US$14.3 million in fiscal 2007. The increase was due to higher research and development, sales and marketing and general and administrative expenditures. The increase in research and development expenses in fiscal 2007 compared to the prior year was primarily due to increased investment in the development of the next generation of our FMS product platform. This increased investment was in the form of additional headcount and increased contractor and other advisory services for the new product platform. Sales and marketing expenses increased due to increased investment in new and existing markets and costs relating to the opening of new offices in the Netherlands and in the UK. All cost types, including general and administrative, increased due to the inclusion of additional headcount and other costs related to the newly acquired Assurity business and additional costs related to share-based compensation and compensated absences expense in fiscal 2007, compared to the prior year. FMS operating expenses accounted for 67% of the Company’s consolidated operating expenses in fiscal 2007.

FMS net income decreased by 29% from US$6.7 million in fiscal 2006 to US$4.8 million in fiscal 2007 due to the increase in operating expenses.

Healthcare. In June 2006, the Company announced the formation of its Healthcare business group and the appointment of Edward Gallo, a seasoned healthcare revenue cycle management executive with over 15 years experience. In December 2006, the Company acquired substantially all of the assets and assumption of certain liabilities of Concuity, Inc. (“Concuity”), a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million. The Healthcare division engages in business activities from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. The Healthcare division has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts and or plans for the division. Management expects that the Healthcare division will be a significant division in fiscal 2008 and have decided to disclose the Healthcare division as a new, separate reportable segment in fiscal 2007. The below results are for the period from June 2006 to January 2007 and include the results of the Concuity business for the 2 month period post acquisition to January 31, 2007:

Healthcare	Year ended January 31, 2007	Year ended January 31, 2006	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Revenue	780	—	780	100%
Cost of sales	407	—	407	100%

Gross profit	373	—	373	100%
Gross profit %	48%	—	48%	100%
Operating expenses	1,579	—	1,579	100%

Net loss	(1,206)	—	(1,206)	100%

Healthcare revenue accounted for 3% of the Company’s consolidated revenue in fiscal 2007. There were two customers who accounted for greater than 10% of Healthcare’s total revenue in fiscal 2007, one for 35% and the other for 14%.

B. Liquidity and Capital Resources

As of January 31, 2007, the Company had net working capital of US$19.6 million, including cash and cash equivalents totaling US$25.8 million.

The Company has an unsecured overdraft facility of €2.4 million (approximately US$3.1million) from Bank of Ireland. Advances under this facility bear interest at the bank’s prime overdraft rate, 4.08% as at January 31, 2007. The facility does not have a stated expiration date, but all amounts drawn there under are repayable on demand. The Company had no bank overdraft as at January 31, 2007. The summary cash flow information below includes cash from continuing and discontinued operations.

Summary Cash flow	2007	2006	2005
	(U.S. dollars in thousands)
Net cash (used in) provided by operating activities	(7,153)	(1,888)	2,705
Net cash used in investing activities	(2,691)	(2,266)	(1,299)
Net cash provided by (used in) financing activities	657	(109)	782
Effect of exchange rate changes on cash and cash equivalents	208	(172)	128
Cash and cash equivalents at the end of period	25,766	34,745	39,180

•	Net cash (used in) provided by operating activities

Net cash used in operating activities was US$7.2 million in fiscal 2007 and US$1.9 million in fiscal 2006. Net cash provided by operating activities was US$2.7 million in fiscal 2005. Net cash used in operating activities in fiscal 2007 resulted from a loss on operations, excluding depreciation, the amortization of intangible assets, profit on sale of business and share-based compensation of US$4.4 million and an increase in working capital of US$2.7 million. The net cash used in operating activities for fiscal 2007 was primarily driven by the operating losses of the Payments business and the restructuring costs related to discontinued operations. Following the sale of the Payments business, the Company is forecasting a net cash surplus from operating activities in fiscal 2008. Net cash used in operating activities in fiscal 2006 resulted from a loss on operations, excluding depreciation, the amortization of intangible assets and impairment loss on goodwill of US$4.1million, partially offset by a decrease in working capital of US$2.2 million. Net cash provided by operating activities in fiscal 2005 resulted primarily from a profit on operations, excluding depreciation, the amortization of intangible assets and the adjustment of acquisition deferred consideration of US$3.7 million, partially offset by restructuring payments of US$566,000 and an increase in working capital of approximately US$433,000.

•	Net cash used in investing activities

Net cash used in investing activities was approximately US$2.7 million, US$2.3 million and US$1.3 million for fiscal 2007, 2006 and 2005, respectively. Net cash used in investing activities in fiscal 2007 resulted from acquisition payments of US$1.9 million and US$5.7 million relating to the Assurity and Concuity businesses respectively, the final earn-out payment relating to the acquisition of DataFlow Services of US$1.6 million and US$694,000 relating to the purchase of property and equipment. These payments were partially offset by net proceeds arising from the legal settlement with the vendors of Checkline of US$1.7 million and from the proceeds of the Payments business of US$5.4 million. The net proceeds arising from the sale of the Payments business of US$12.1 million can be calculated by deducting the escrow amount of US$2.0 million, the settlement of the remaining balance of the warranty provision, taken in fiscal 2006, of US$2.2 million and transaction and other associated costs of US$2.5 million. Net cash used in fiscal 2006 was due to the payment of an earn-out to the vendor of DataFlow (US$1.2 million) and the purchase of property and equipment (US$1.1 million). Net cash used in fiscal 2005 was due to acquisition related payments to Checkline (US$149,000) and Exceptis Technologies Limited (US$496,000), deferred consideration in relation to the acquisition of Sursoft (US$125,000) and the purchase of property and equipment (US$528,000).

•	Net cash provided by (used in) financing activities

Net cash provided by financing activities was US$657,000 and US$782,000 for fiscal 2007 and 2005, respectively. Net cash used in financing activities was US$109,000 for fiscal 2006. Net cash provided by financing activities in fiscal 2007 consisted of proceeds from the issuance of Company’s ordinary shares to the value of US$820,000 arising from the exercise of share options and a decrease in restricted cash deposits of US$29,000 which was partially offset by repayments of US$192,000 on the bank overdraft facility. In fiscal 2006, net cash used in financing activities related to repayments of the bank overdraft facility (US$376,000), the purchase of treasury shares (US$165,000) and capital lease payments (US$83,000), partially offset by reductions from restricted cash deposits of US$261,000 and the proceeds from the issuance of ordinary shares of US$254,000. Net cash provided by financing activities in fiscal 2005 primarily related to the proceeds of the sale of shares in connection with the acquisition of DataFlow, a reduction in restricted cash deposits of US$539,000, proceeds from the bank overdraft facility and the sale of shares in connection with employee benefit plans, partially offset by the purchase of treasury shares and principal payments on capital leases. In July 2006, the Company’s shareholders re-approved an agreement, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the program, up to US$5.0 million of the Company’s ordinary shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. The Company repurchased 683,558 ADSs (equivalent to 1,367,116 ordinary shares) under this program at a cost of approximately US$2.1 million from fiscal 2003 to fiscal 2007. During fiscal 2007, the Company received 266,860 ADSs (533,720 ordinary shares), with a market value of US$888,000, as part of the settlement of the litigation taken by the Company against the vendors of Checkline. For the purposes of Irish corporate law, these ADSs were received via the share buy-back program. As of January 31, 2007, approximately US$2.9 million remained available for future repurchases under this program.

As of January 31, 2007, contractual obligations relating to the lease commitments on the Company’s facilities totaled US$6.2 million, payable through fiscal 2014. The Company has estimated it will incur US$5.9 million in net payments over the remaining period of the leases of which US$1.0 million will be paid in fiscal 2008 and US$4.9 million thereafter.

As of January 31, 2007, the Company had no material commitments for capital expenditures or strategic investments.

The terms of the settlement negotiated with the vendors of Checkline resulted in the release of monies held in an escrow account, an element of the original purchase consideration, amounting to US$1.76 million to the Company (received in fiscal 2007); the release of the Company from payment of the deferred consideration liability of US$1.25 million to the vendors of Checkline and the return to the Company of shares, which again formed part of the original purchase consideration. The net effect of the agreement was a reduction of impairment loss on goodwill, net of legal costs, of US$3.1 million in fiscal 2006.

Under the terms of the Company’s acquisition agreement to acquire Assurity Technologies, Inc., the Company is required to pay additional performance related contingent consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement, earned by the acquired business for fiscal 2008 and fiscal 2009. The fiscal 2007 additional performance related consideration of US$715,000 was paid in the quarter ended April 30, 2007. Under the terms of the Company’s acquisition agreement to acquire Concuity, Inc., the Company is required to pay an additional performance related consideration payable over two years, which is estimated at between US$2.5 million and US$3.5 million, US$2.0 million of which is guaranteed.

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

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. The Company does not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of January 31, 2007, the Company had three forward exchange contracts maturing in fiscal 2008 to sell US$846,000 and receive euro in return. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. The aggregate fair value of the contracts as of January 31, 2007 was negative US$4,000.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. At January 31, 2007, the Company had no currency options.

The Company’s future liquidity and capital requirements will depend upon numerous factors, including the cost and timing of future acquisitions, expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which the Company’s existing and new products gain market acceptance, market developments, the level and timing of license revenues and available borrowings under line of credit arrangements.

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

The Company had entered into lease agreements relating to its two Dublin facilities with its Chief Executive Officer, Cyril McGuire, the owner of these facilities. These agreements were reached in 1998 in relation to the Phase 1 facility and in 2001 in relation to the Phase 2 facility. These lease agreements have been terminated in accordance with their contractual terms with effect from September 1, 2006 and October 31, 2006 respectively resulting in a payment of US$2.3 million in fiscal 2007. Consequently, the Company has relocated to smaller offices at Block C, Central Park, Leopardstown, Dublin 18. The Company has estimated that it will incur US$357,000 in net payments over the next 3 years in relation to the new third party lease agreement that has been agreed on the new premises.

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

E. Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as at January 31, 2007, as defined in Item 303(a) (4) (ii) of Regulation S-K.

F. Tabular Disclosure of Contractual Obligations

The table below presents the principal categories of our contractual obligations as of January 31, 2007:

Contractual obligations

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(U.S. dollars in thousands)
Operating Lease Obligations	6,177	1,136	2,009	1,464	1,568
Acquisition Deferred Consideration	2,708	705	2,003	—	—
Derivatives—Foreign exchange contracts	846	846	—	—	—

Total	9,731	2,687	4,012	1,464	1,568

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table presents information regarding the Company’s directors and senior executive management as of April 30, 2007:

Name	Age	Position
Executive Directors
Cyril P. McGuire	47	Chairman, Chief Executive Officer and Director
R. Paul Byrne	42	President and Director
Non-executive Directors
Kevin C. Shea	56	Director (1)(2)
Robert M. Wadsworth	47	Director (1)(2)(3)
Trevor D. Sullivan	71	Director (2)(3)
Dr Jim Mountjoy	61	Director (1)
Other Senior Executive Management
John M. Harte	62	Executive Vice President
Edward Gallo	52	Executive Vice President
Joseph Seery	37	Vice President Finance, Group
David A. Colf	53	Vice President and General Counsel

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating and Corporate Governance Committee

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

R. Paul Byrne has been a director since February 1997 and President since February 2005. From January 1996 to July 2005, Mr. Byrne served as the Company’s Chief Financial Officer. Before joining the Company, Mr. Byrne was group financial controller and publisher at Lafferty Publications Limited, a publishing company located in Dublin, from September 1989 to December 1995. From 1985 through 1989, Mr. Byrne was an accountant with Price Waterhouse Coopers. Mr. Byrne received a bachelor of commerce and a diploma in professional accounting from University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland. Mr. Byrne currently resides in Dublin, Ireland.

Kevin C. Shea has served as a director since January 2000 and from October 2001 to May 2002, Mr. Shea served as Chief Strategy Officer. Mr. Shea is currently Chairman and CEO of Elan Investments, LLC, a private investment company. He also serves as Chairman and CEO of Elan Group, LLC, a consulting firm to financial services and manufacturing sectors. He currently serves on the board of several private companies. From January 2000 to October 2001, Mr. Shea served as Chief Operating Officer. Prior to joining us, Mr. Shea was chief financial officer of National Data Corporation from May 1998 to December 1999. Mr. Shea was executive vice president of corporate strategy and business development from June 1996 until May 1998 and was general manager of the Integrated Payment Systems division of National Data Corporation from 1992 to 1996. Prior to joining National Data Corporation, he held senior executive positions at Citicorp and First Interstate Bank Corporation. Mr. Shea received bachelors of social science degree from the State University of New York. Mr. Shea currently resides in the United States.

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

Dr Jim Mountjoy has served as a director since June 2004. From 1990 until February 1999, he was co-founder and CEO of Euristix Limited, a software development company that specialized in telecommunications signaling systems solutions and element management systems. From February 1999 to November 1999, he was vice president business development of Fore Systems, a NASDAQ listed company which acquired Euristix Limited in February 1999. From November 1999 to July 2000, he was vice president network management for Marconi Communications, which had acquired Fore Systems in April 1999. Since that time, Dr Mountjoy has served as non-executive director of a number of companies in the technology sector. He is a director of Science Foundation Ireland, Chairman of ICT Ireland’s R&D Advisory Committee and an advisory board member of a number of private, Irish-based venture capital companies. Dr Mountjoy currently resides in Dublin, Ireland.

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

Edward Gallo joined the Company in May 2006 as Executive Vice President of Healthcare. Prior to joining the Company, Mr. Gallo was Vice President and General Manager of the Hospital Services Division of NDCHealth from May 2001 through January 2006. Mr. Gallo has held executive management positions with SmithKline Beecham, Quest Diagnostics and Becton Dickinson and Company. Mr. Gallo holds a B.S. Accounting and a MBA from Fairleigh Dickinson University. Mr. Gallo currently resides in the United States.

Joseph Seery joined us in May 1999 as the Company’s financial accountant and held various senior financial positions within the Company prior to being promoted to the Company’s executive management team as Vice President Finance, Group in February 2007. From 1991 to 1998, Mr. Seery was an accountant with Coopers and Lybrand. Mr. Seery received a bachelor of business studies from University College Limerick and is a member of the Institute of Chartered Accountants of England and Wales. Mr. Seery currently resides in Dublin, Ireland.

David A. Colf joined us in February 2005 as the Company’s Vice President and General Counsel. From 1997 to 2005, Mr. Colf was with Hewlett-Packard Company in both the United States and Europe. Between 1992 and 1997, Mr. Colf was General Counsel at EMASS, a data storage company. From 1987 to 1992 Mr. Colf was an attorney with International Business Machines Corporation. Mr. Colf earned his law degree at Washington and Lee University and holds a bachelor degree from the State University of New York. Mr. Colf currently resides in the United States.

Eamon Keating left his position as executive vice president when the Company completed its sale of the Payments business on September 1, 2006 to VeriFone Holdings, Inc.

Maurice Hickey resigned from his position as Chief Financial Officer on February 9, 2007 to take up a senior management position in an unrelated industry.

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

B. Compensation

The aggregate compensation paid by the Company and its subsidiaries to the Company’s directors and senior executive management, including former directors and executive officers, in fiscal 2007 totaled approximately US$2.1 million, which was paid by the Company’s subsidiaries. Amounts paid include salary and pension, severance, retirement and other similar benefits.

The following table sets forth information concerning the options outstanding to the Company’s current directors and senior executive management as of January 31, 2007:

Name	Number of Options Outstanding (per Equivalent ADS)	Exercise Price US$ per ADS	Expiration Date
R. Paul Byrne	565,294	2.22–5.82	2009–2013
Cyril P. McGuire	244,167	2.22–4.71	2009–2012
Kevin C. Shea	166,250	2.05–7.28	2008–2013
Trevor D. Sullivan	45,000	3.19–5.40	2008–2013
Robert M. Wadsworth	90,000	2.22–5.40	2008–2013
Dr Jim Mountjoy	65,000	3.19–5.29	2011–2013
John M. Harte	250,000	1.07–4.71	2009–2013
Edward Gallo	50,000	3.87	2013
Joseph Seery	6,535	1.47–4.66	2009–2011
David A.Colf	45,000	3.19–5.81	2012–2013

We have entered into indefinite term employment agreements with each of Cyril P. McGuire, R. Paul Byrne, John M. Harte, Joseph Seery and David Colf under which each receives an annual base salary, an annual bonus and all standard benefits accorded to the Company’s other executives. In addition, each of these executives will be entitled to participate in and receive options from the Company’s employee share option schemes.

We do not currently have any outstanding loans to any of the Company’s executive officers or directors. In addition, we do not currently have any outstanding guarantees for the benefit of any of the Company’s executive officers or directors.

C. Board Practices

The Company’s memorandum and articles of association authorize no fewer than three or more than fifteen directors. The Company’s shareholders may, from time to time, increase or reduce the number of directors by ordinary resolution. We currently have six directors.

Generally, directors are elected by the Company’s shareholders at an annual general meeting by ordinary resolution; a resolution adopted by a majority of the votes cast on the resolution by the Company’s shareholders entitled to vote on the matter. The Company’s shareholders may also, by ordinary resolution, appoint persons at extraordinary meetings to fill vacancies created by retirement or by the increasing of the size of the board. The Company’s shareholders may also determine the retirement rotation for any additional directors. Additionally, the Company’s shareholders may by ordinary resolution at any shareholders’ meeting remove any director and appoint another person in his place, subject to compliance with the relevant statutory and notice provisions and to the rights of the removed director to compensation or damages arising from the removal.

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

Under the Company’s current board composition, at least two of the Company’s directors are required to retire at each annual general meeting of the shareholders. The following table sets forth certain information concerning the Company’s Board of Directors:

Name	Position	Date Board Service Began	Termination /Renewal Date of Current Office
Robert M. Wadsworth	Director	1998	Annual General Meeting 2007
Kevin C. Shea	Director	2000	Annual General Meeting 2009
Cyril P. McGuire	Director/Chairman/CEO	1987	Annual General Meeting 2007
Trevor D. Sullivan	Director	1991	Annual General Meeting 2008
R. Paul Byrne	Director/President	1997	Annual General Meeting 2008
Dr Jim Mountjoy	Director	2004	Annual General Meeting 2009

There are no agreements providing for the payment of any consideration to any non-executive Board member upon the termination of his services to the Company.

Board Committees

The Company’s board of directors may delegate aspects of its responsibilities to committees of the board. The Company’s board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee has a written charter approved by the Board.

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

Nominating and Corporate Governance Committee

The responsibilities of the Nominating and Corporate Governance Committee include seeking, screening and recommending to the Company’s Board of Directors the persons to be nominated for election as directors at any meeting of shareholders, leading the process for all Board appointments (executive, non-executive and chairperson), developing and recommending to the Company’s Board of Directors a set of corporate principles applicable to the Company, overseeing the evaluation of the Company’s Board of Directors and management and assessing the leadership skills of the Company in terms of the ability of the Company to compete in the industry. The members of the Nominating and Corporate Governance Committee are Trevor D. Sullivan (Chairman) and Robert M. Wadsworth.

D. Employees

We employed the following numbers of employees as of January 31, 2005, 2006 and 2007:

	As of January 31,
Category	2005	2006	2007
Research and development	19	28	37
Professional and support services	51	56	106
Sales and marketing	28	26	37
Administration	19	21	28
Discontinued operations	198	175	—

Total	315	306	208

Of the Company’s total number of employees, as of January 31, 2007, 9 are located in Ireland, 7 are located in Europe outside Ireland and 192 are located in North America. The decrease in employee headcount in fiscal 2006 and fiscal 2007 was primarily due to involuntary staff terminations as a result of restructuring plans and the divestment of the Payments business in fiscal 2007.

None of the Company’s employees are represented under collective bargaining agreements.

E. Share Ownership

For information concerning the beneficial ownership of the Company’s ADSs by the Company’s officers and directors, see Item 7 “Major Shareholders and Related Party Transactions”.

Option Schemes

We currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants to the Company and for the purpose of attracting and retaining the best available personnel to promote the success of the Company’s business. The aggregate number of shares which may be issued pursuant to the Company’s employee benefit plans is 8,900,000 ordinary shares (4,450,000 equivalent ADSs) to be allocated among the plans by the Board of Directors. The 8,900,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 8,900,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of the Company’s ordinary shares then outstanding.

Trintech Group plc share option 1997 scheme

We established the share option 1997 scheme on May 28, 1997. The 1997 scheme was approved by the Company’s shareholders on November 21, 1997. The purpose of the 1997 scheme is to attract and retain the best available personnel to promote the success of the Company’s business. We are required to keep available sufficient authorized but un-issued shares to satisfy the Company’s obligations under the plan. The 1997 scheme will terminate on May 27, 2007, unless previously terminated by the Board of Directors.

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

As of January 31, 2007, 1,975,240 ordinary shares (987,620 equivalent ADSs) have been issued upon the exercise of share options granted under the 1997 scheme and 4,850,736 ordinary shares (2,425,368 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1997 scheme is US$4.01.

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

As of January 31, 2007, 90,710 ordinary shares (45,355 equivalent ADSs) have been issued upon the exercise of share options granted under the directors and consultants scheme, and 550,500 ordinary shares (277,500 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the directors and consultant’s scheme is US$3.53.

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

In connection with the assumption of the plan, we assumed options granted under the Exceptis Technologies Limited share option scheme in exchange for options over 43,326 of the Company’s ordinary shares (21,633 equivalent ADSs). The Board of Directors has decided not to issue any additional options under the Exceptis Technologies Limited share option scheme. As of January 31, 2007, 1,576 ordinary shares (788 equivalent ADS) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the Exceptis Technologies Limited share option scheme is US$4.76.

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

Options granted under the savings related share option scheme are not transferable. Options may only be exercised by the participant or, in the event of his death, his personal representative. The savings related share option scheme will terminate ten years after its adoption by the Board of Directors unless otherwise terminated before that date by the Board of Directors. The Board of Directors has power to amend the savings related share option scheme subject to the consent of the Irish Revenue Commissioners. As of January 31, 2007, no shares had been issued under this scheme.

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

The Company’s U.S. employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who immediately after grant owns shares with 5% or more of the total combined voting power or value of all classes of the Company’s capital shares, or holds rights to purchase shares under the Company’s employee share purchase plans that accrue at an annual rate exceeding US$25,000 worth of shares for each calendar quarter, may not be granted an option to purchase shares under the 1999 share purchase plan. The 1999 share purchase plan permits participants to purchase shares through payroll deductions of up to 15% of the participant’s compensation. Compensation is defined as the participant’s base straight time gross earnings, bonuses and commissions but is exclusive of payments for overtime, shift premium payments, incentive compensation, incentive payments and other compensation.

The total amounts deducted and accumulated from the participant’s pay are used to purchase ADS’s at the end of each purchase period. The price of ADS’s purchased under the 1999 share purchase plan is generally 85% of the lower of the fair market value of the ordinary shares at the beginning of the offering period or at the end of the purchase period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us. Rights granted under the 1999 share purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 share purchase plan. The 1999 share purchase plan provides that, in the event of a merger with or into another corporation or a sale of substantially all of the Company’s assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The 1999 employee share purchase plan will terminate in 2009. The Board of Directors has the authority to amend or terminate the 1999 employee share purchase plan, except that no board action may adversely affect any outstanding rights to purchase shares under the 1999 employee share purchase plan. As of January 31, 2007, 499,838 Ordinary Shares (249,919 equivalent ADSs) had been issued under this plan. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1999 employee share purchase plan is US$3.42.

As of January 31, 2007, there were outstanding options to purchase an aggregate of 5,407,312 ordinary shares (2,703,656 equivalent ADSs) at exercise prices ranging from US$0.50 to US$49.50 per ordinary share and expiration dates ranging from July 2007 to January 2014 under the Company’s employee benefit plans. As of January 31, 2007, the Company’s directors and executive officers held net options to purchase an aggregate of 3,051,422 ordinary shares (1,525,711 equivalent ADSs) at exercise prices ranging from US$0.54 to US$3.64 per ordinary share and expiration dates ranging from August 2008 to September 2013.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information known to us with respect to beneficial ownership of the Company’s ADSs as of April 30, 2007 by (i) each shareholder known to us to be the beneficial owner of more than five percent of any class of the Company’s registered voting securities and (ii) all of the Company’s directors and senior management as a group and each individually. To the Company’s knowledge, we are not directly or indirectly controlled by any corporation, foreign government or any other natural or legal person.

	Equivalent American Depositary Shares Beneficially Owned (1)
Beneficial Owner	Number	Percent
Cyril P. McGuire (2) (3)	3,268,589	20.9%
Instove Limited (3)	1,602,804	10.3%
R. Paul Byrne (4)	445,167	2.8%
Kevin C. Shea (5)	156,250	1%
Trevor D. Sullivan (6)	31,335	*
Robert M. Wadsworth (7)	75,000	*
Dr Jim Mountjoy (8)	41,250	*
John Harte (9)	164,750	1%
Edward Gallo (10)	12,500	*
Joseph Seery (11)	5,112	*
David A. Colf (12)	5,625	*
Officers and directors as a group (10 persons) (13)	4,205,578	26.9%

*	Individually represents less than 1% of the equivalent ADSs outstanding.
(1)

The information in this table is based on the Company’s records, information provided to us by the Company’s directors and executive officers, and a review of the Company’s Schedules 13D and 13G filed with the SEC. The percentage ownership of each director, executive officer, and shareholder is based on 15,624,806 equivalent ADSs outstanding at April 30, 2007. Beneficial ownership is determined in accordance with rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, we believe that the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Securities subject to options or warrants that are currently exercisable or exercisable within 60 days after April 30, 2007 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.

(2)	Includes 3,069,474 equivalent ADSs held of record and 199,115 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2007.
(3)	Equivalent ADSs are held by Instove Limited, which in turn is owned by two Jersey discretionary trusts, Hacke Trust and Belte Trust. Neither Cyril P. McGuire nor any of his family members are trustees or beneficiaries of these trusts, but the trustees may, in their sole discretion, select any beneficiaries. Cyril P. McGuire has disclaimed any beneficial interest in the equivalent ADSs held by Instove Limited or the trusts.
(4)	Includes 32,153 equivalent ADSs held of record and 413,014 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2007.
(5)	Includes 5,000 equivalent ADSs held of record and 151,250 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2007.
(6)	Includes 1,335 equivalent ADSs held of record and 30,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2007.
(7)	Represents 75,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2007.
(8)	Represents 41,250 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2007.
(9)	Includes 375 equivalent ADSs held of record and 164,375 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2007.
(10)	Represents 12,500 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2007.
(11)	Represents 5,112 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2007.
(12)	Represents 5,625 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2007.
(13)	Includes 1,017,241 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2007.

The Company’s major shareholders do not have different voting rights.

Changes in Ownership

The following information is based entirely on the Company’s review of Schedules 13D and 13G and Form 6-Ks previously filed with the SEC.

Cyril P. McGuire was the beneficial owner of 2,937,818, 3,005,630 and 3,262,078 equivalent ADSs as of January 31, 2005, January 31, 2006 and January 31, 2007 respectively (including equivalent ADSs subject to options that are exercisable within 60 days of January 31 of each year). The change in beneficial ownership was due to an increase in the number of vested options over the periods and the purchase of ADSs. Additionally, the percentage of equivalent ADSs held by Cyril P. McGuire changed over the periods due to the Company’s issuance of ADSs in relation to acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and the repurchase by the Company of its shares through its share buyback program.

As of April 30, 2007, the number of holders of record of the Company’s ordinary shares was 81 and the number of holders of record of the Company’s ADSs was approximately 116. Of the total number of record holders of ordinary shares, there are 8 U.S. record holders. Of the total number of record holders of ADSs, there are approximately 26 U.S. record holders. U.S. record holders hold approximately 67% of the total number of outstanding equivalent ADSs.

B. Related Party Transactions

The Company had entered into lease agreements relating to its two Dublin facilities with its Chief Executive Officer, Cyril McGuire, the owner of these facilities. These agreements were reached in 1998 in relation to the Phase 1 facility and in 2001 in relation to the Phase 2 facility. These lease agreements have been terminated in accordance with their contractual terms with effect from September 1, 2006 and October 31, 2006 respectively resulting in a payment of US$2.3 million in fiscal 2007.

Huttoft Company, an unlimited company which is wholly-owned by certain directors of the Company, owns a special non-voting class of shares in Trintech Limited, one of the Company’s Irish subsidiaries. All of the voting shares in the subsidiary are owned by the Company. The shares do not entitle the holders thereof to receive any share of the assets of the Company on a winding up. Trintech Limited may, from time to time, declare dividends to Huttoft Company and Huttoft Company may declare dividends to its shareholders out of these amounts. Any such dividends paid by Trintech Limited are treated as compensation expense by the Company in its financial statements prepared in accordance with U.S. GAAP, notwithstanding their legal form of dividends to minority interests, in order to correctly reflect the substance of the transactions. There were no dividend payments due to Huttoft Company as of January 31, 2005, 2006 or 2007. The amount of dividends included in compensation expense was US$374,000 for fiscal 2005, US$342,000 for fiscal 2006 and US$531,000 for fiscal 2007.

In July 2006, the Company’s shareholders re-approved an agreement which gave the Board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under this program, up to US$5.0 million of the Company’s ordinary shares could be acquired on the open market, or in negotiated or block trades. The Company repurchased 1,367,316 ordinary shares at a cost of approximately US$2.1million from fiscal 2003 to fiscal 2007. As of January 31, 2007 approximately US$2.9 million remained available for future repurchases under this program.

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

The Company successfully resolved litigation against the vendors of Checkline, which we acquired in August, 2000. We had made various claims as to the accuracy of representations made by the vendors of Checkline at the time of the acquisition. We received net sums in the amount of US$3.1 million, as a final settlement was reached in January, 2006. The settlement agreement resulted in the Company receiving US$1.76 million in cash (in the quarter ended April 30, 2006), the release by the vendors of Checkline of a claim for deferred consideration amounting to US$1.25 million and the receipt of 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$881,000. Given that these amounts represented purchase consideration relating to the acquisition of Checkline, this settlement resulted in a credit to the profit and loss account of the Company for fiscal 2006 in the form of a reduction of impairment loss on goodwill. The amount of the credit of US$3.1 million represents the settlement amount of US$3.9 million net of the legal costs incurred during fiscal 2006 of US$816,000. All claims in these disputes were dismissed.

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

	Price per ADS on NASDAQ National Market		Price per ADS on Neuer Markt/FSE
	High $	Low $	High €	Low €
Annual Highs and Lows (Fiscal Year Ended January 31)
2003	2.81	0.42	2.60	0.49
2004	5.87	1.56	4.25	1.36
2005	6.82	3.79	4.78	3.16
2006	6.19	2.95	4.60	3.65
2007	4.60	3.03	—	—

Quarterly Highs and Lows
Fiscal year ended January 31, 2006
First Quarter	6.19	4.70	4.60	3.80
Second Quarter	5.07	3.74	3.96	3.65
Third Quarter	4.02	3.15	—	—
Fourth Quarter	3.58	2.95	—	—

Fiscal year ended January 31, 2007
First Quarter	3.99	3.03	—	—
Second Quarter	4.55	3.05	—	—
Third Quarter	3.61	3.10	—	—
Fourth Quarter	4.60	3.17	—	—

Fiscal Year Ending January 31, 2008
First Quarter	4.27	3.53	—	—
Second Quarter (through May 21, 2007)	4.04	3.86	—	—

Monthly Highs and Lows (2006 and 2007)
November	3.35	3.17	—	—
December	4.60	3.30	—	—
January	4.36	3.57	—	—
February	4.16	3.53	—	—
March	4.27	3.87	—	—
April	4.05	3.75	—	—
May (through May 21, 2007)	4.04	3.86	—	—

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

The Financial Transfers Act, 1992 of Ireland was enacted in December 1992. This act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between the Republic of Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this act prohibit any financial transfer to or by the order of or on behalf of residents of each of the Federal Republic of Yugoslavia, the Republic of Serbia, and Iraq (for the purposes of the orders relating to Iraq and the Federal Republic of Yugoslavia, reconstituted in 1991 as Serbia and Montenegro, a resident of those countries is a person living in these countries, a body corporate or entity operating in these countries and any person acting on behalf of any one of these persons), certain financial transfers of funds in respect of certain bodies and persons relating to the Taliban of Afghanistan, Osama bin Laden and Al Qaeda, financial transfers to senior members of the Zimbabwean government, financial transfers to certain persons, groups or entities associated with Belarus, the Ivory Coast, Democratic Republic of Congo, Sudan and Uzbekistan, certain financial transactions to or by the order of or on behalf of residents of Angola, to persons formerly related to governmental functions in Liberia and Burma/Myanmar unless permission for the transfer has been given by the Central Bank of Ireland. We do not anticipate that Irish exchange controls or orders under the Financial Transfers Act, 1992 will have a material effect on the Company’s business.

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

E. Taxation

The following is a general summary of important tax considerations derived from the laws of the Republic of Ireland and the federal law of the United States relating to the purchase, ownership and disposition of ordinary shares or ADSs, as the case may be, by Irish and U.S. holders. For the purposes of this discussion, an Irish holder means any person who is resident or is ordinarily resident in Ireland or who is carrying on a trade or business in Ireland through a branch or an agency; and a U.S. holder means an individual citizen or resident of the United States for U.S. federal income tax purposes, a corporation or partnership (or entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of any of the states comprising the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, the administration of which is subject to the primary supervision of a court within the United States and regarding which one or more U.S. persons have the authority to control all substantial decisions of the trust. If a partnership holds our ordinary shares or ADSs, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A United States person that is a partner of the partnership holding our ordinary shares should consult its own tax advisor.

This summary is of a general nature only and does not discuss all aspects of Irish and U.S. taxation that may be relevant to a particular holder. For example, the following summary does not address the tax treatment of Irish holders or U.S. holders who own, actually or constructively, 10% or more of the Company’s outstanding voting shares, nor does this summary address the tax consequences of certain classes of holders, such as brokers, dealers in securities or currencies, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who are taxable on capital gains in more than one jurisdiction, persons who do not hold ordinary shares or ADSs as capital assets, persons holding our ordinary shares or ADSs as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, and traders in securities that elect to use a mark-to-market method of accounting for their security holdings. In addition, the discussion below does not address the tax consequences of the law of the any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to income tax. There can be no assurance that the United States Internal Revenue Service will take a similar view as to any of the tax consequences described in this summary. Such holders, who are not addressed in this summary, may be subject to special rules and should consult their own tax advisors.

The statements of Irish and U.S. tax laws described herein are based on the laws in force and as interpreted by the relevant taxation authorities as of April 30, 2007 and are subject to any changes in Irish or U.S. law, possibly with retroactive effect, or in the interpretation of these laws by the relevant taxation authorities, or in changes to the double taxation conventions between the Republic of Ireland and the United States occurring after the date hereof. The discussion regarding Irish taxation matters is based on the various Irish Taxes Acts, Finance Acts and other relevant legislation, judicial decisions, statements of practice and revenue practices in force as of the date hereof, all of which are subject to change, possibly with retrospective effect.

Each holder of ordinary shares or ADSs should consult its own advisor regarding the Irish or United States federal income tax consequences of holding ordinary shares or ADSs applicable to such holder in light of its particular situation, as well as any tax consequences that may arise under the laws of any other foreign, state, local or other taxing jurisdiction.

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

United States Taxation. Subject to the discussion of passive foreign investment companies, or PFICs, below, generally for U.S. federal income tax purposes, the gross amount of any distribution paid, to the extent of the Company’s current or accumulated earnings and profits as determined based on U.S. tax principles, will be included in a U.S. holder’s gross income and treated as foreign source dividend income. These dividends will not be eligible for the dividends received deduction allowed to U.S. corporations. The amount of any distribution that exceeds the Company’s earnings and profits will be treated first as a nontaxable return of capital, reducing the U.S. holder’s basis in its shares, and then as capital gain. The amount includable in income will be the U.S. dollar value of the payment based on the exchange rate on the date of payment regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency fluctuations during the period from the date any dividend is paid to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss.

For taxable years that begin after December 31, 2002, and on or before December 31, 2010, dividends paid by the Company will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to capital gains, provided the Company qualifies for the benefits of the income tax treaty between Ireland and the U.S. and/or our ADSs continue to be traded on the Nasdaq National Market. A U.S. holder will be eligible for this reduced rate only if such holder has held the ADSs for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

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

United States Taxation. Subject to the discussion of PFICs, a U.S. holder’s sale or exchange of ADSs generally will result in the recognition of capital gain or loss by the U.S. holder in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the ADSs sold. Gain or loss realized on the sale of ADSs by non-corporate U.S. holders will currently be subject to a maximum rate of U.S. federal income tax of 15%, provided the ADSs were held for more than 12 months as capital assets. In general, any capital gain or loss recognized by a U.S. holder upon the sale or exchange of ADSs will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations. A U.S. holder’s tax basis in its ADSs will generally equal the purchase price paid for the ADSs.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of the Company’s gross income is passive income, or (ii) 50% or more of the average value of all of the Company’s assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income also includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of the increase in the value of the Company’s shares, we are not a PFIC under the asset test if the Company’s market capitalization is used to determine the aggregate fair market value of the Company’s assets. The legislative history of the PFIC rules indicates that market capitalization is generally to be used for purposes of the asset test. If we are a PFIC for U.S. federal income tax purposes, U.S. holders of the Company’s ADSs would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale of ADSs.

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

Irish Stamp Duty

A transfer of ordinary shares, including transfers effected through CREST, wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will attract stamp duty at the rate of 1% of the consideration given or, in the case of a gift or where the purchase price is inadequate or unascertainable, on the market value of the ordinary shares. Transfers of ordinary shares which are not liable to duty at the rate of 1%, such as transfers under which there is no change in beneficial ownership, are not subject to any duty.

It is assumed for the purpose of this paragraph that ADSs are dealt in on a stock exchange in the United States recognized by the Irish taxing authorities. Under current Irish law, no stamp duty will be payable on the acquisition of ADSs by persons purchasing ADSs or on any subsequent transfer of an ADS.

The transfer by a holder to the depositary or custodian of ordinary shares for deposit in return for ADSs and a transfer of ordinary shares from the depositary or custodian in return for the surrender of ADSs will be stampable at the rate of 1% if the transfer of the ordinary shares relates to a sale or contemplated sale or any other change in the beneficial ownership of the ordinary shares. If, however, the transfer of the ordinary shares is a transfer under which there is no change in the beneficial ownership of the ordinary shares being transferred, the transfer is not subject to any duty.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of a gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to interest, penalties and fines.

F. Dividends and Paying Agents

Not required.

G. Statements by Experts

Not required.

H. Documents on Display

The documents concerning the Company referred to in this document and required to be made available to the public are available at the Company’s registered offices at Block C, Central Park, Leopardstown, Dublin 18, Ireland.

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

As of January 31, 2007, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

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

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of January 31, 2007, the Company had three forward exchange contracts maturing in fiscal 2008 to sell US$846,000 and receive euro in return. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. The aggregate fair value of the contracts as of January 31, 2007 was negative US$4,000.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. At January 31, 2007, the Company had no currency options.

The table below provides information about the derivative financial instruments we have entered into that are sensitive to foreign currency exchange rates. The table presents fair values, notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

Foreign Currency Risk	Contract Notional Amounts Expected Maturity Date 2007	Fair Value as of January 31, 2007	Weighted-average Contractual Exchange Rate
	(U.S. dollars in thousands)
Derivatives used to manage anticipated cash flows
(Receive euro, Sell U.S. dollars)	846	(4)	1.3035

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. On March 21, 2000, a two-for-one ADS split became effective resulting in one additional ADS being issued to ADS holders for each ADS held by ADS holders of record. As a result of the share split, each of the Company’s ordinary shares was represented by two ADSs. On May 24, 2002 the Company effected a one-for-four reverse split of its issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net (loss) income per equivalent ADS is therefore calculated using 50% of the weighted-average number of ordinary shares outstanding during the period.

B. Not required.

C. Not required.

D. Not required.

E. Not required.

Item 15. Controls and Procedures

The Company’s Chief Executive Officer, Cyril P. McGuire, and the Company’s Vice President Finance, Group, Joseph Seery (the Company’s principal executive officer and principal financial officer, respectively) have concluded, based on their evaluation as of the end of the period covered by this report, that the Company’s disclosure controls and procedures (as defined in U.S. Securities Exchange Act of 1934 Rules 13a-15(e) or 15d-15(e)) are effective, as of the end of the period covered by this report, to provide reasonable assurance that information required to be disclosed by us in the reports filed, or submitted by us, under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. During the period covered by this report, there has been no change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Kevin C. Shea and Robert M. Wadsworth are Audit Committee Financial Experts as defined by the applicable rules and regulations of the SEC.

Item 16B. Code of Ethics

We adopted a Code of Ethics that applies to all our employees, including our Chief Executive Officer, our President and our Vice President Finance, Group. A copy of our Code of Ethics is available free of charge upon request by writing to us, attention of our Vice President Finance, Group, at the address on the front cover of this Form 20-F.

Any amendment to or waivers of the Code of Ethics for members of our Board of Directors and our executive officers will be disclosed on our web-site at www.trintech.com within five business days following the amendment or waiver, and we may also disclose such amendment or waiver on a Form 6-K or Form 20-F. During fiscal 2007, no amendments to our waivers from the Code of Ethics were made or given for any of our executive officers.

Item 16C. Principal Accountant Fees and Services

Fees Billed for Services Rendered by Principal Auditors

Ernst & Young, our independent auditors, billed us the fees set forth below for services rendered during fiscal 2007 and 2006, respectively. The Audit Committee has considered whether, and concluded that, the non-audit services provided by Ernst & Young are compatible with maintaining its independence.

An analysis of principal accountant fees and services, for the last two fiscal years, is included below:

Accountant Fees and Services	For the year ended January 31, 2007	For the year ended January 31, 2006
	(U.S. dollars in thousands)
Audit fees (1)	$404	$298
Audit related fees (2)	16	—
Tax fees (3)	194	93
All other fees (4)	1	1

Total fees	$615	$392

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements and preparation and meetings with the Audit Committee, including services that generally only the independent accountant can reasonably provide.
(2)	Audit related fees consist of a grant claim and a SEC related filing.
(3)	Tax fees relate to tax compliance, planning, and advice on operational and acquisition/divesture activities.
(4)	Other fees consist of fees charged for training courses.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following tables summarize, as ordinary shares and ADSs, purchases of equity securities in fiscal 2007 under our share buyback plan as re-approved in July 2006:

Ordinary Shares

Period	(a) Total Number Of Shares Purchased	(b) Average Price Per Share Paid	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs

2/1/06–2/28/06	533,720	$1.68	533,720	$2,948,795
3/1/06–3/31/06	—	—	—	2,948,795
4/1/06–4/30/06	—	—	—	2,948,795
5/1/06–5/31/06	—	—	—	2,948,795
6/1/06–6/30/06	—	—	—	2,948,795
7/1/06–7/31/06	—	—	—	2,948,795
8/1/06–8/31/06	—	—	—	2,948,795
9/1/06–9/30/06	—	—	—	2,948,795
10/1/06–10/31/06	—	—	—	2,948,795
11/1/06–11/30/06	—	—	—	2,948,795
12/1/06–12/31/06	—	—	—	2,948,795
1/1/07–1/31/07	—	—	—	2,948,795

Total	533,720	$1.68	533,720

ADSs

Period	(a) Total Number Of ADSs Purchased	(b) Average Price Per ADS Paid	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of ADSs That May Yet Be Purchased Under the Plans or Programs
2/1/06–2/28/06	266,860	$3.36	266,860	$2,948,795
3/1/06–3/31/06	—	—	—	2,948,795
4/1/06–4/30/06	—	—	—	2,948,795
5/1/06–5/31/06	—	—	—	2,948,795
6/1/06–6/30/06	—	—	—	2,948,795
7/1/06–7/31/06	—	—	—	2,948,795
8/1/06–8/31/06	—	—	—	2,948,795
9/1/06–9/30/06	—	—	—	2,948,795
10/1/06–10/31/06	—	—	—	2,948,795
11/1/06–11/30/06	—	—	—	2,948,795
12/1/06–12/31/06	—	—	—	2,948,795
1/1/07–1/31/07	—	—	—	2,948,795

Total	266,860	$3.36	266,860

All purchases were made in accordance with a shareholder approved agreement between the Company and Deutsche Bank AG who would purchase the Company’s ordinary shares on the Company’s behalf. Under the agreement, we are entitled, at any time from July 27, 2006, up until the date which is 18 months after that date, to purchase not more than US$5.0 million of the Company’s capital from Deutsche Bank AG for a total consideration including premium of not more than US$100 per ADS. Any such purchases of ADSs may only be by us out of the Company’s distributable profits or by a subsidiary company and its distributable profits, or alternatively, out of a new issue of the Company’s shares made specifically for the purposes of financing any such purchase. All purchases indicated in the table above were for ADSs on the NASDAQ Global Market.

PART III

Item 17. Financial Statements

Not Applicable. Please see Item 18 Financial Statements.

Item 18. Financial Statements

Financial documents filed as part of this Form 20-F.

(1)	Financial Statements. The following Trintech Group PLC Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-28 are herein incorporated by reference.

(2)	Financial Statement Schedule. The following financial statement schedule of Trintech Group PLC for the fiscal years ended January 31, 2007, 2006 and 2005 is filed as part of this Form 20-F and should be read in conjunction with the Company’s Consolidated Financial Statements incorporated by reference in Item 18 of this Form 20-F.

SCHEDULE II

TRINTECH GROUP PLC

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Additions charged (credited) to costs and expenses		Additions charged (credited) to other accounts		Exchange differences	Deductions		Balance at end of period
	(U.S. dollars in thousands)
Year ended January 31, 2007
Provisions for bad and doubtful debts	18	44		184		(2)	—		244

Year ended January 31, 2006
Provisions for bad and doubtful debts	31	—		—		—	13		18

Year ended January 31, 2005
Provisions for bad and doubtful debts	73	—		—		—	42		31

Year ended January 31, 2007
Tax Valuation Allowance	19,034	1,560		(1,454	)(3)	932	(16,105	)(4)	3,967

Year ended January 31, 2006
Tax Valuation Allowance	20,191	(222)		578	(3)	(1,196)	(317)		19,034

Year ended January 31, 2005
Tax Valuation Allowance	19,140	(1,128	)(1)	2,863	(3)	365	(1,049)		20,191

(1)	In relation to additions charged to cost and expenses, the change in valuation allowance is principally due to the change in deferred tax assets.
(2)	In relation to additions charged to other accounts, the adjustment is due to the cumulative movement in the tax value of disqualifying dispositions.
(3)	In relation to disqualifying dispositions and revisions to net operating losses and other deferred benefits on finalization of tax returns in a number of jurisdictions.
(4)	In relation to deductions, the tax valuation deduction is due to the transfer of operating losses with the sale of the Payments business.

Schedules not listed above have been omitted because the information required to be described in the schedules is not applicable or is shown in the financial statements.

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of Trintech Group PLC, as amended, dated July 27, 2006

2.1	Specimen of Ordinary Share Certificate (filed as Exhibit 4.1 to Trintech’s Registration Statement on Form F-1 (File No. 333-1078) and incorporated herein by reference)

2.2	Form of Depositary Agreement among Trintech Group Limited, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) dated as of September 27, 1999, as amended on March 16, 2000 and as further amended on May 24, 2002 (filed as Exhibit 4.1 to Trintech’s Post-Effective Amendment No. 2 to Form S-8 Registration Statement (File No. 333-11598) and incorporated herein by reference)

4.1	1990 Trintech Group Limited Share Option Scheme (filed as Exhibit 10.1 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.2	1997 Trintech Group Limited Share Option Scheme, as amended, dated July 27, 2006

4.3	1998 Trintech Group Limited Directors and Consultants Share Option Scheme, as amended, dated as of July 12, 2002 (filed as Exhibit 4.3 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2003 and incorporated by reference)

4.4	1999 Employee Share Purchase Plan (filed as Exhibit 10.4 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.5	[Reserved]

4.6	[Reserved]

4.7	[Reserved]

4.8	Credit Agreement between Trintech Group of Companies and The Bank of Ireland dated November 12, 1997 (filed as Exhibit 10.14 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.9	1999 U.S. Share Purchase Plan (filed as Exhibit 10.10 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.10	[Reserved]

4.11	Lease Agreement between John McGuire, Cyril McGuire and Trintech Group Limited dated August 10, 2001 (filed as Exhibit 4.11 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated herein by reference)

4.12	Lease Agreement between 5 Independence Associates Limited Partnership and Trintech, Inc. dated April 30, 1998 (filed as Exhibit 10.22 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.13	Amendment No. 1 to Lease Agreement between 5 Independence Associates Limited Partnership and Trintech, Inc. dated August 4, 1998 (filed as Exhibit 10.23 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.14	Guaranty Agreement between 5 Independence Associates Limited Partnership and Trintech Holdings Limited dated April 1998 (filed as Exhibit 10.24 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.15	Office Lease Agreement between Sherlon Investments Corp. and Trintech, Inc. dated December 12, 1997 (filed as Exhibit 10.25 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

Exhibit Number	Description of Document
4.16	Lease Agreement between Service Life & Casualty Ins. Co. and Trintech, Inc. dated January 5, 1999 (filed as Exhibit 10.27 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.17	Lease Agreement between Lincoln Bascom Office Center and Trintech, Inc. dated March 19, 1996 (filed as Exhibit 10.28 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.18	First Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated April 1, 1997 (filed as Exhibit 10.29 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.19	First Amendment to Office Lease Agreement between Sherlon Investments Corp and Trintech, Inc. dated February 10, 1999 (filed as Exhibit 10.30 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.20	Second Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated May 4, 1998 (filed as Exhibit 10.31 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.21	Third Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated May 21, 1998 (filed as Exhibit 10.32 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.22	Lease Agreement between Trintech, Inc. and Peninsula Office Park Associates, L.P. dated May 28, 1999 (filed as Exhibit 4.22 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) and incorporated herein by reference)

4.23	First Amendment to the Lease between Trintech, Inc. and Peninsula Office Park Associates, L.P. dated November 1, 1999 (filed as Exhibit 4.23 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) and incorporated herein by reference)

4.24	Asset Purchase Agreement by and among Trintech Technologies Limited, Maria Sanchez and Eduardo Spangenberg, dated as of September 12, 2000 (filed as Exhibit 4.24 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.25	Form of Indemnification Agreement between Trintech, Inc. and its directors and officers dated September 1999 (filed as Exhibit 10.5 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.26	Supply Agreement between Keltek Electronics Limited and Trintech Group Limited dated August 17, 1998 (filed as Exhibit 10.20 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.27	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated December 3, 1996 (filed as Exhibit 10.33 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.28	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated December 3, 1996 (filed as Exhibit 10.34 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.29	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated October 13, 1997 (filed as Exhibit 10.35 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

Exhibit Number	Description of Document
4.30	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated October 13, 1997 (filed as Exhibit 10.36 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.31	Software Source Code License Agreement between RSA Data Security, Inc. and Trintech Manufacturing Ltd. dated March 31, 1998 (filed as Exhibit 10.16 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.32†	Marketing Agreement between RSA Data Security, Inc. and Trintech Manufacturing Ltd. dated March 31, 1998 (filed as Exhibit 10.17 to Trintech’s Registration Statement on Form F-1 (File No. 333-32762) and incorporated herein by reference)

4.33†	Agreement between Visa International and Trintech Group Limited dated August 27, 1998 (filed as Exhibit 10.18 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.34	Marketing Agreement between SAP Aktiengesellschaft and Trintech Group Limited dated November 19, 1998 (filed as Exhibit 10.5 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.35†	Development and Marketing Agreement between Trintech Group and Visa International Service Association dated March 26, 1999 (filed as Exhibit 10.37 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.36†	License Agreement between Trintech, Inc. and Visa U.S.A., Inc. dated May 12, 1999 (filed as Exhibit 10.38 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.37	Master Joint Marketing Agreement between Trintech, Inc. and Compaq Computer Corporation dated March 17, 1999 (filed as Exhibit 10.39 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.38	Exceptis Technologies Limited Share Option Scheme, adopted on July 14, 2000 (filed as Exhibit 4.38 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)
4.39	Sale and Purchase Agreement by and between Trintech Group PLC and Exceptis Technologies Limited, dated November 2000 (filed as Exhibit 4.39 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.40	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Globeset, Inc. (filed as Exhibit 4.40 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.41	Sale and Purchase Agreement by and between Suresh Mirpuri and Trintech Group PLC, dated August 24, 2000 (filed as Exhibit 4.41 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.42	Line of Credit Agreement between Trintech Group PLC and The Bank of Ireland dated April 05, 2002 (filed as Exhibit 4.42 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated herein by reference)

4.43	Stock Purchase Agreement dated November 1, 2003 between Trintech Group PLC, Trintech Inc., CW & Associates, doing business as DataFlow Services and Jeffrey Wiggins (filed as Exhibit 4.43 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)
4.44	Share Subscription Agreement dated November 1, 2003 between Trintech Group PLC, Trintech Inc. and Jeffrey Wiggins (filed as Exhibit 4.44 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

Exhibit Number	Description of Document

4.45	Grant to Trintech Technologies Limited from Enterprise Ireland dated April 26, 2004 (filed as Exhibit 4.45 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

4.46	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Assurity Technologies Inc., dated February 1, 2006

4.47	Share Purchase Agreement among Trintech Group PLC, Slan Limited, Grindon Limited, VeriFone Singapore Pte Ltd. and VeriFone Holdings, Inc. dated as of August 13, 2006 (filed as Exhibit 10.1 to Trintech’s Report of Foreign Private Issuer on Form 6-K (File No. 0-30320) dated August 15, 2006 and incorporated herein by reference)

4.48	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Concuity Inc., dated December 5, 2006

4.49	Dublin Lease Agreement between Trintech Group plc, Trintech Technologies Limited and Leaseplan Infrastructure Services Limited dated November 15, 2006

4.50	Sixth Amendment to Dallas Office Building Lease between Utah State Investment Fund and Trintech Technologies Limited, dated February 16, 2006

4.51	Lease Surrender Agreement for Phase II building in Dublin between Trintech Group plc and Cyril McGuire dated December 20, 2006

8.1	Subsidiaries of Trintech Group PLC (See page 25 of this Form 20-F)

10.1	Consent of Ernst & Young

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act

13.1	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

†	Documents for which confidential treatment has been previously granted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRINTECH GROUP PLC
(Registrant)

By:	/s/ JOSEPH SEERY
Joseph Seery
Vice President Finance, Group

Date: May 29, 2007

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

OF TRINTECH GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Trintech Group PLC

We have audited the accompanying consolidated balance sheets of Trintech Group PLC and subsidiaries (the “Company”) as of January 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2007. Our audits also included the financial statement schedule listed at Item 18. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trintech Group PLC and its subsidiaries at January 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. As discussed in Note 1 to the consolidated financial statements, Trintech Group PLC changed its method of accounting for stock-based compensation expense as of February 1, 2006 to conform with the provisions of Statement of Financial Accounting Standards No. 123(R).

/s/ Ernst & Young

Dublin, Ireland
May 29, 2007

TRINTECH GROUP PLC

CONSOLIDATED BALANCE SHEETS

(U.S dollars in thousands, except share and per share data)

	January 31,
	2006	2007
ASSETS
Current assets
Cash and cash equivalents (note 2)	$34,745	$25,766
Accounts receivable, net of allowance for doubtful accounts of $18 and $244 at January 31, 2006 and 2007, respectively (note 4)	3,785	6,920
Prepaid expenses and other current assets	649	1,054
Net current deferred tax asset (note 13)	217	396
Assets held for sale and in discontinued operations (note 5)	13,744	204

Total current assets	53,140	34,340
Non-current assets
Property and equipment, net (note 8)	459	1,567
Net non-current deferred tax asset (note 13)	65	—
Intangible assets, net (note 9)	2,300	6,730
Goodwill (note 17)	10,167	15,531

Total non-current assets	12,991	23,828

Total assets	$66,131	$58,168

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdraft	$192	$—
Accounts payable	1,564	1,263
Accrued payroll and related expenses	859	2,080
Deferred consideration	1,550	795
Other accrued liabilities	937	1,712
Deferred revenues	5,084	7,964
Liabilities held for sale and in discontinued operations (note 5)	14,159	962

Total current liabilities	24,345	14,776

Non-current liabilities
Deferred rent less current portion (note 7)	—	511
Deferred consideration	—	2,003

Total non-current liabilities	—	2,514

Series B preference shares, $0.0027 par value 10,000,000 authorized at January 31, 2006 and January 31, 2007, respectively None issued and outstanding	—	—

Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 31,875,219 and 31,290,027 issued, 31,034,923 and 31,159,093 shares outstanding at January 31, 2006 and 2007, respectively	84	86
Additional paid-in capital	246,405	248,898
Treasury shares (at cost, 255,104 and 716,126 shares at January 31, 2006 and 2007, respectively)	(449)	(1,222)
Accumulated deficit	(201,695)	(203,862)
Accumulated other comprehensive loss	(2,559)	(3,022)

Total shareholders’ equity	41,786	40,878

Total liabilities and shareholders’ equity	$66,131	$58,168

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended January 31,
	2005	2006	2007
Revenue:
License	$11,263	$11,702	$14,397
Service	7,845	9,347	11,400

Total revenue	19,108	21,049	25,797

Cost of revenue:
License	953	944	1,131
Amortization of purchased technology	—	—	258
Service	3,101	3,405	5,354

Total cost of revenue	4,054	4,349	6,743

Gross margin	15,054	16,700	19,054
Operating expenses:
Research and development	2,160	2,508	4,948
Sales and marketing	4,148	4,741	7,096
General and administrative	7,129	6,994	8,389
Restructuring charge	34	78	—
Amortization of purchased intangible assets	847	847	1,001
Adjustment of acquisition liabilities	(249)	—	—

Total operating expenses	14,069	15,168	21,434

Income (loss) from operations	985	1,532	(2,380)
Interest income, net	428	1,082	1,425
Exchange gain (loss), net	197	(153)	383

Income (loss) before provision for income taxes	1,610	2,461	(572)
Provision for income taxes (note 13)	(226)	270	(117)

Income (loss) from continuing operations	1,384	2,731	(689)
Income (loss) from discontinued operations (note 5)	637	(4,272)	(6,887)
Profit on sale of discontinued operations (note 5)	—	—	5,409

Income (loss) from discontinued operations, net of tax (note 5)	637	(4,272)	(1,478)

Net income (loss)	$2,021	$(1,541)	$(2,167)

Basic net income (loss) per Ordinary Share (note 11)	$0.07	$(0.05)	$(0.07)

Shares used in computing basic net income (loss) per Ordinary Share	30,786,268	30,997,352	30,646,534

Diluted net income (loss) per Ordinary Share	$0.06	$(0.05)	$(0.07)

Shares used in computing diluted net income (loss) per Ordinary Share	32,361,102	30,997,352	30,646,534

Basic net income (loss) per equivalent ADS	$0.13	$(0.10)	$(0.14)

Diluted net income (loss) per equivalent ADS	$0.12	$(0.10)	$(0.14)

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Treasury Shares	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 31, 2004	30,596,775	$83	$245,965	$(268)	$(202,175)	$(2,251)	$41,354
Issuance of Ordinary Shares on exercise of options (a)	308,808	1	282	—	—	—	283
Expense of share issues	—	—	(10)	—	—	—	(10)
Purchase of treasury shares	(135,440)	—	—	(338)	—	—	(338)
Reissue of treasury shares	138,492	—	(70)	190	—	—	120
Share-based compensation	—	—	116	—	—	—	116
Net income	—	—	—	—	2,021	—	2,021
Currency translation adjustment	—	—	—	—	—	(400)	(400)

Comprehensive income	—	—	—	—	—	—	1,621

Balance at January 31, 2005	30,908,635	84	246,283	(416)	(200,154)	(2,651)	43,146
Issuance of Ordinary Shares on exercise of options (a)	129,936	0	113	—	—	—	113
Purchase of treasury shares	(80,600)	—	—	(165)	—	—	(165)
Reissue of treasury shares	76,952	—	9	132	—	—	141
Net loss	—	—	—	—	(1,541)	—	(1,541)
Currency translation adjustment	—	—	—	—	—	92	92

Comprehensive loss	—	—	—	—	—	—	(1,449)

Balance at January 31, 2006	31,034,923	84	246,405	(449)	(201,695)	(2,559)	41,786
Issuance of Ordinary Shares on exercise of options (a)	585,192	2	719	—	—	—	721
Purchase of treasury shares	(533,720)	—	—	(896)	—	—	(896)
Reissue of treasury shares	72,698	—	(24)	123	—	—	99
Share-based compensation	—	—	1,798	—	—	—	1,798
Net loss	—	—	—	—	(2,167)	—	(2,167)
Currency translation adjustment	—	—	—	—	—	(463)	(463)

Comprehensive loss	—	—	—	—	—	—	(2,630)

Balance at January 31, 2007	31,159,093	$86	$248,898	$(1,222)	$(203,862)	$(3,022)	$40,878

(a)	See note 12 to these financial statements

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended January 31,
	2005	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,021	$(1,541)	$(2,167)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,567	1,385	1,890
Impairment loss on goodwill	—	(3,891)	—
Profit on sale of business, net	—	—	(5,409)
Share-based compensation	116	—	1,240
Effect of changes in foreign currency exchange rates	(384)	(16)	(366)
Changes in operating assets and liabilities:
Inventories	(324)	(1,595)	513
Accounts receivable	2,917	668	(918)
Prepaid expenses and other assets excluding gain on settlement	(1,568)	(191)	(281)
Amounts prepaid to related parties	(451)	(419)	440
Value added tax receivable	(32)	104	406
Accounts payable	(224)	1,457	(3,023)
Accrued payroll and related expenses	(19)	5	698
Deferred revenues	52	(417)	1,771
Value added tax payable	(236)	(124)	(386)
Warranty reserve	13	3,531	(1,615)
Government grants repayable and related loans	(168)	—	—
Other accrued liabilities	(575)	(844)	54

Net cash provided by (used in) operating activities	2,705	(1,888)	(7,153)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(528)	(1,072)	(694)
Proceeds from legal settlement	—	—	1,744
Proceeds from sale of business	—	—	5,406
Payments relating to acquisitions	(771)	(1,194)	(9,147)

Net cash used in investing activities	(1,299)	(2,266)	(2,691)

CASH FLOWS FROM FINANCING ACTIVITIES:
Reductions from restricted cash deposits	539	261	29
Principal payments on capital leases	(380)	(83)	—
Issuance of ordinary shares	403	254	820
Purchases of treasury shares	(338)	(165)	—
Expenses of share issue	(10)	—	—
Proceeds (repayments) under bank overdraft facility	568	(376)	(192)

Net cash provided by (used in) financing activities	782	(109)	657

Net increase (decrease) in cash and cash equivalents	2,188	(4,263)	(9,187)
Effect of exchange rate changes on cash and cash equivalents	128	(172)	208
Cash and cash equivalents at beginning of year	36,864	39,180	34,745

Cash and cash equivalents at end of year	$39,180	$34,745	$25,766

Supplemental disclosure of cash flow information:
Interest paid	$30	$30	$24

Taxes paid (received)	$584	$(338)	$(50)

Supplemental disclosure of non-cash flow information:
Acquisition of property and equipment under capital leases	$—	$—	$—

Leasehold improvements funded by landlord (note 7)	$—	$—	$638

Receipt of treasury shares from legal settlement (note 10)	$—	$—	$888

See accompanying notes

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Organization

Trintech Group PLC is organized as a public limited company under the laws of Ireland. Trintech Group PLC and its wholly-owned subsidiaries (collectively, the “Company”) is a leading global provider of financial software and services specializing in reconciliation workflow, revenue enhancement, transaction risk management, and compliance for commercial, financial, and healthcare markets. For over 20 years, Trintech has been providing comprehensive, industry-leading solutions to financial departments seeking greater insight into critical transaction processes. Trintech delivers a configurable, highly scalable platform that incorporates a company’s unique business processes, enabling managers to obtain greater visibility and more efficiently manage business risk throughout the transaction lifecycle.

Trintech’s transaction process management solutions include: ReconNET for high volume transaction reconciliation; AssureNET GL for general ledger reconciliation and certification; On-Demand solutions for ASP ReconNET and AssureNET services and the DataFlow Transaction Network for data collection and delivery; and ClearContracts, an ASP service which enables healthcare providers to optimize contract profitability by reconciling payments received from their patients’ insurers to amounts they should have received from claims under the terms of their respective contracts.

The Company has a customer base of over 465 retail chains, commercial companies, financial institutions and healthcare providers and targets its sales and marketing efforts at three principal regions:

•	Europe, Middle East and Africa;

•	North and South America; and

•	the Asia- Pacific region.

The Company’s principal market is the USA, which represents approximately 91% of the Company’s total revenue in fiscal 2007.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include Trintech Group PLC and its wholly-owned subsidiaries. The consolidated financial statements include the results of acquired companies or businesses for the post-acquisition period and the results of divested companies or businesses for the pre-divested period are presented as a single item as discontinued operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

Companies Acts, 1963 to 2006

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a company’s annual

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

return. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990 in respect of the consolidated financial statements for the years ended January 31, 2005 and 2006. Copies of consolidated financial statements for each of the years ended January 31, 2005 and 2006 have been so annexed to the relevant annual returns, and a copy of the consolidated financial statements for the year ended January 31, 2007, together with the report of the auditors thereon, will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of the Company in 2007.

Translation of Financial Statements of Foreign Entities

The U.S. dollar (US$) is the functional currency of the parent company, Trintech Group PLC and the Company’s subsidiaries in the United States and the Cayman Islands. The euro (€) is the functional currency of the Company’s subsidiaries in Ireland and Germany. The United Kingdom pound sterling (Stg£) is the functional currency of the Company’s UK subsidiary. Transaction gains or losses arising on changes in the exchange rates between functional currencies and foreign currencies are included in net income (loss) for the period.

The Company’s assets and liabilities are translated to U.S. dollars, the reporting currency, at the exchange rate at the balance sheet date. Revenues, costs and expenses are translated to U.S. dollars at average rates of exchange prevailing during the periods. Translation adjustments arising are reported as a component of other comprehensive loss in shareholders’ equity.

Revenue Recognition

The Company’s revenue is derived from license fees and charges for services.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Service revenue is derived mainly from implementation and training services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided.

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

Revenue from our ASP hosting operations is recognized in accordance with SAB 104, generally over the term of the contract. ASP hosting agreements are generally one to five years in duration and provide for quarterly billing. Revenue related to the customer’s initial set up and implementation is deferred and subsequently recognized over the expected term of the ASP hosting agreement.

Cost of Revenue

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

The Company follows SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, and related guidance. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge accounting, as well as the ineffective portion of any hedges, are recognized in earnings. All of the Company’s derivative financial instruments are recorded at their fair value in other accrued liabilities.

Research and Development

SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Research and development expenditures are generally charged to operations as incurred.

Intangible Assets

Intangible Assets represent costs of technology acquired which have reached technological feasibility, the fair value at date of acquisition of an acquired customer base, trade names and non-compete covenants related to the Company’s acquisitions as described in Note 16. The costs of technology have been capitalized and will be written off over their useful economic lives in accordance with SFAS 86. The remaining cost associated with the non-current assets will be written off over a maximum of five years. Amortization expense for the years ended January 31, 2005, 2006 and 2007, was US$847,000, US$847,000 and US$1.3 million respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in various business acquisitions as described in Note 17. In accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company no longer amortizes goodwill but tests it at least annually for impairment.

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

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business,

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) significant negative industry or economic trends, (4) a significant decline in the Company’s share price for a sustained period, and (5) the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

No goodwill impairments were recognized for fiscal 2005, 2006 and 2007.

In fiscal 2006, the Company recognized a reduction of the impairment loss on goodwill previously written off. There was an extensive negotiation over the previous two years with the vendors of Checkline on the payment of escrow monies and deferred consideration relating to the original acquisition of Checkline in fiscal 2001. Arising from these negotiations, a mediation process was entered into by both parties. The result of this process was the release of monies held in an escrow account, an element of the original purchase consideration amounting to US$1.76 million to the Company; the release of the Company from payment of the deferred consideration liability of US$1.25 million to the vendors of Checkline; and the receipt of 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$881,000, which again formed part of the original purchase consideration. The net effect of the settlement was a reduction in the overall impairment loss on the acquisition, net of legal costs in fiscal 2006, of US$3.1 million.

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

No impairments of long-lived assets were recognized for fiscal 2005, 2006 and 2007.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of the assets as follows:

Motor vehicles, computers and office equipment, fixtures and fittings—3 years

Leasehold improvements are amortized over the lesser of the leasehold improvements useful life or the lease term.

Depreciation expense was US$77,000, US$163,000 and US$423,000 in fiscal 2005, 2006 and 2007, respectively.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Income (loss) per Ordinary Share

Basic income (loss) per share is calculated using net income (loss) divided by the weighted-average number of ordinary shares outstanding for the period. Diluted net income (loss) per share is calculated using net income (loss) divided by the weighted-average number of ordinary shares outstanding for the period, plus dilutive potential ordinary shares outstanding during the period. Potential ordinary shares were excluded from the calculations of the diluted net income (loss) per share for fiscal 2006 and fiscal 2007 because all such shares were anti-dilutive (a decrease in loss per share amounts). In fiscal 2005, 492,068 potential ordinary shares were excluded from the calculations of the diluted net income (loss) per share because the shares were anti-dilutive.

Basic and diluted net income (loss) per share is calculated in accordance with SFAS No. 128 “Earnings per Share”.

Concentration of Credit Risk

The Company sells its products primarily to commercial, financial and healthcare markets. While a relatively small number of customers have historically accounted for a significant portion of the Company’s revenue, management believes that these customers are credit worthy and, accordingly, minimal credit risk exists with respect to these customers. The Company performs ongoing credit evaluations on its customers and maintains reserves for potential credit losses. Generally such losses have been within management’s expectations. The Company had an allowance for doubtful accounts of approximately US$18,000 and US$244,000 at January 31, 2006 and 2007 respectively. The Company generally requires no collateral from its customers. The Company recorded a bad debt expense of US$104,000 in fiscal 2007.

The Company invests its excess cash in low-risk, short-term deposit accounts and commercial paper with high credit-quality banks in the United States, United Kingdom and Ireland. At January 31, 2007, US$25.8 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

Share-based Compensation

On February 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS 123R). Prior to February 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations (collectively, APB 25). In accordance with APB 25, compensation cost for share options was measured as the excess, if any, of the fair market value of the Company’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost was deferred and charged to expense ratably over the vesting period (generally four years).

The Company adopted SFAS 123R using the modified prospective transition method. Under that transition method, compensation cost, recognized in fiscal 2007, includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of, February 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of Financial Accounting Standards No 123, “Accounting for Share-based Compensation” (SFAS 123) and b) compensation cost for all shared-based payments granted subsequent to February 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The results for the prior periods have not been restated.

As a result of adopting SFAS 123R on February 1, 2006, the Company’s net loss for fiscal 2007 was US$1.8 million higher than if it had continued to account for share-based compensation under APB 25 as it had

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in the comparable prior year period. The Company’s net loss from continuing operations for fiscal 2007 was US$1.0 million higher as a result of adopting SFAS 123R. Basic and diluted net loss per share for fiscal 2007 would have been US$0.01 if the Company had not adopted SFAS 123R, compared to the reported basic and diluted net loss per share of US$0.07. The Company has not recognized any tax benefit related to share-based compensation cost as a result of the partial valuation allowance on its net deferred tax assets and its net operating loss carry forwards.

The following pro forma information sets forth the Company’s net income (loss) and net income (loss) per share assuming the SFAS 123 fair value method in accounting for employee share options and shares issued under the employee share purchase plan during fiscal 2005, 2006 and 2007 (in thousands, except per share amounts):

	Year ended January 31,
	2005	2006	2007
	(U.S. dollars in thousands)
Net income (loss), as reported	$2,021	$(1,541)	$(2,167)
Add: Share-based employee compensation expense included in reported net income (loss), net of related tax effects	116	—	—

Deduct: Total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,088)	(1,638)	—

Pro forma net income (loss)	$49	$(3,179)	$(2,167)

Earnings (loss) per share:
Basic—as reported	$0.07	$(0.05)	$(0.07)
Basic—pro forma	$0.00	$(0.10)	$(0.07)
Diluted—as reported	$0.06	$(0.05)	$(0.14)
Diluted—pro forma	$0.00	$(0.10)	$(0.14)

The fair value for these share options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended January 31,
	2005	2006	2007
Risk-free interest rate	3%	4%	4.78%
Expected dividend yield	0%	0%	0%
Expected volatility	0.92	0.76	0.62
Expected life (years)	4.0	4.6	4.6

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no current intention to pay cash dividends. Expected volatility is based on historical volatility of the Company’s shares over the period commensurate with the expected life of the options. The expected life of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The Company used the straight-line method for expense attribution.

The Company’s estimated option forfeiture rate in fiscal 2007 and 2006, based on its historical option forfeiture experience, is approximately 4% and 0%, respectively. The Company will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on the above assumptions, the weighted-average fair values of the options granted under the Company’s share option plans for fiscal 2007, 2006 and 2005, were US$0.93, US$1.19 and US$1.70, respectively.

The Company anticipates it will recognize an aggregate of US$2.1 million as compensation expense in fiscal years 2008 to 2011. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Advertising and Promotion Expense

All costs associated with advertising are expensed as incurred. Advertising and promotion expense was US$456,000, US$308,000 and US$451,000 for fiscal 2005, 2006 and 2007, respectively related to the continuing operations.

Compensated Absences

Prior to fiscal 2007, the Company did not accrue for the liability associated with employees’ absences from employment as the amount of compensation was not reasonably estimable under SFAS 43 “Accounting for Compensated Absences”. In the third quarter of fiscal 2007, the Company implemented a new process to estimate its obligation for accrued vacation and consequently recorded a first time charge of US$704,000 in fiscal 2007, of which US$246,000 related to discontinued operations.

Accounting for Income Taxes

Deferred income taxes are recognized based on temporary timing differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the statutory tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to reverse. Valuation allowances are provided against the gross deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the timing of the temporary differences becoming deductible. Management considers, among other available information, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and we will adopt FIN 48 as of February 1, 2007. Based upon our analysis, we do not believe the adoption of FIN 48 will have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States, and expands disclosures about fair value measurements. SFAS No. 157 is

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The Company has not yet determined the impact of SFAS No. 157 on its financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. The Company has not yet determined the impact of SFAS No. 159 on its financial condition and results of operations.

Selected Statement of Operating Data

The Company has historically derived a significant portion of its total revenue from a relatively small number of customers. However, there were no customers who accounted for more than 10% of revenue in fiscal 2005, 2006 and 2007.

Reclassification

On September 1, 2006, the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly. The gain on sale is reflected in the fiscal 2007 results. In addition, the Company closed its German business in the quarter ended October 31, 2006. Prior years except the consolidated statements of cashflows have been reclassified for comparative purposes.The Company complied with the provisions of SFAS 144 in reporting the results of discontinued operations for fiscal 2005, 2006 and 2007.

2. Cash and Cash Equivalents

The Company invests its excess cash in low-risk, short-term, deposit accounts with high credit-quality banks in the United States, United Kingdom and Ireland. It also invests in highly liquid investments in time deposits of money market funds and commercial paper, with original maturities of 90 days or less. At January 31, 2007, US$25.8 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

	As of January 31,
	2006	2007
	(U.S. dollars in thousands)
Cash in bank and at hand	$5,563	$3,353
Money market funds	18,243	11,473
Commercial paper at market value	10,939	10,940

Total cash and cash equivalents	$34,745	$25,766

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Revolving Credit Facility: Bank Overdraft Facility and Overdrafts

The Company has an unsecured overdraft facility of €2.4 million (approximately US$3.1 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 4.08% as at January 31, 2007. The bank overdraft amount was US$ nil at January 31, 2007. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand.

4. Accounts Receivable

The accounts receivable balance includes billed and unbilled receivables as follows:

	As of January 31,
	2006	2007
	(U.S. dollars in thousands)
Billed receivables, net	$3,547	$6,713
Unbilled receivables	238	207

Total	$3,785	$6,920

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

5. Discontinued Operations

In August 2006, the Company entered into a definitive agreement to sell its Payments business (excluding the German element of this business) to VeriFone Holdings, Inc. (“VeriFone”). The sale was completed on September 1, 2006. As a result of this transaction, the Payments business is reported as discontinued operations in the accompanying consolidated financial statements. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly. The Company recorded a net loss from discontinued operations of US$1.5 million, net of taxes, for fiscal 2007 which included a gain on sale of the Payments business of US$5.4 million and loss from discontinued operations of US$6.9 million. This loss from discontinued operations comprised the following:

•	operating losses of the Payments business from February 1, 2006 through to the date of disposal, of US$3 million;

•	costs relating to the closure of the German business of US$387,000;

•	other costs in connection with the disposal of the business of US$1.1 million; and

•	lease termination and redundancy costs associated with the scaling back of the Irish operations of US$2.4 million.

The Company had entered into lease agreements relating to its two Dublin facilities with its Chief Executive Officer, Cyril McGuire, the owner of these facilities. These agreements were reached in 1998 in relation to the Phase 1 facility and in 2001 in relation to the Phase 2 facility. These lease agreements were terminated in

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accordance with their contractual terms with effect from September 1, 2006 and October 31, 2006 respectively resulting in a payment of US$2.3 million in fiscal 2007. This amount is included in the US$2.4 million mentioned above.

The Company recorded a net loss from discontinued operations of US$4.3 million, net of taxes, for fiscal 2006 which included a gain on settlement with the vendors of Checkline of US$3.1 million (refer to note 1 above) and a loss from discontinued operations of US$7.4 million.

This loss from discontinued operations, was comprised of the following:

•	operating losses of the Payments business from February 1, 2005 through to January 31, 2006, of US$5.3 million;

•	lease termination and redundancy costs associated with the scaling back of the Payment business of US$583,000; and

•	other costs in connection with discontinued activities of US$1.6 million relating to facility costs and the allocation of corporate overheads.

The Company recorded a net gain from discontinued operations of US$637,000, net of taxes, for fiscal 2005

This gain from discontinued operations, was comprised of the following:

•	operating profits of the Payments business from February 1, 2004 through to January 31, 2005, of US$3.1 million;

•	redundancy costs associated with the scaling back of the Uruguay and Irish operations of US$254,000; and

•	other costs relating to discontinued activities of US$2.2 million relating to facility costs and the allocation of corporate overheads.

The condensed consolidated statements of the discontinued operations were as follows:

	Year ended January 31,
	2005	2006	2007
	(U.S. dollars in thousands, except per share data)
Income (loss) before provision for income taxes	$534	$(4,409)	$(1,444)
Provision for income taxes	103	137	(34)

Net income (loss)	$637	$(4,272)	$(1,478)

Basic and diluted net income (loss) per Ordinary Share	$0.02	$(0.14)	$(0.05)

Basic and diluted net income (loss) per equivalent ADS	$0.04	$(0.28)	$(0.10)

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assets and liabilities of the discontinued operations were as follows:

	January 31, 2006	January 31, 2007
	(U.S. dollars in thousands)
Assets
Accounts receivable, net of allowance for doubtful accounts of $247 and $7 at January 31, 2006 and 2007, respectively	$5,120	$—
Inventories	2,684	—
Value added taxes	388	38
Prepaid expenses and other current assets	4,279	166
Restricted cash	411	—
Property and equipment, net	862	—

Total current assets	$13,744	$204

Liabilities
Accounts payable	4,396	41
Accrued payroll and related expenses	943	—
Other accrued liabilities	1,321	784
Value added taxes	453	31
Warranty reserve	3,817	106
Deferred revenues	3,229	—

Total current liabilities	$14,159	$962

Other accrued liabilities include amounts owing to VeriFone in respect of the working capital adjustment and outstanding liabilities relating to the closure of the German business.

6. Foreign Exchange Contracts and Fair Value of Financial

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

The derivative instruments held by the Company as of January 31, 2006 and January 31, 2007 did not qualify as accounting hedges as of January 31, 2006 and January 31, 2007, respectively. The fair value losses on derivatives held as of January 31, 2006 and January 31, 2007 were recognized in the Consolidated Statements of Operations.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of January 31, 2007, the Company had three forward exchange contracts maturing in fiscal 2008 to sell US$846,000 and receive euro in return. The fair value of the contracts as of January 31, 2007 was US$4,000 negative.

	As of January 31,
	2006		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non-Derivatives
Cash and cash equivalents	$34,745	$34,745	$25,766	$25,766
Accounts receivable, net	$3,785	$3,785	$6,920	$6,920
Accounts payable	$1,564	$1,564	$1,263	$1,263
Deferred consideration	$1,550	$1,550	$2,798	$2,798

Derivatives
Foreign exchange forward contracts	$(15)	$(15)	$(4)	$(4)

•	The fair value of cash equivalents, accounts receivable and accounts payable approximates fair value due to the short maturities of those instruments.

•	The fair value of the contracts was calculated as the present value of the settlement amount less the current valuation based on the January 31, 2007 spot rate.

The carrying amounts for derivatives in the table above are included in consolidated balance sheets under ‘Other Accrued Liabilities’ caption.

7. Operating Lease Commitments

The Company’s significant operating leases are for the premises in Dublin, Ireland; Dallas, Texas; Vernon Hills, Chicago; Hayward, California; London, United Kingdom; and Rotterdam, Holland.

The Company had entered into lease agreements relating to its two Dublin facilities with its Chief Executive Officer, Cyril McGuire, the owner of these facilities. These agreements were reached in 1998 in relation to the Phase 1 facility and in 2001 in relation to the Phase 2 facility. These lease agreements were terminated in accordance with their contractual terms with effect from September 1, 2006 and October 31, 2006 respectively resulting in a payment of US$2.3 million in fiscal 2007. Consequently, the Company relocated to smaller offices at Block C, Central Park, Leopardstown, Dublin 18. The new Dublin lease expires in October 2011 and includes an option to exit the lease in 2009.

The Dallas facility lease expired in August 2006. The Company entered into a new lease agreement for space at the same premises in fiscal 2007. The new facility is under a 7.5 year lease and expires in January 2014. The lease agreement included a lease incentive for tenant improvements of US$638,000 which was recorded in property and equipment, net as leasehold improvements and as a deferred rent liability. The deferred rent liability will be amortized over the lease term as a reduction of rent expense in accordance with FASB Technical Bulletin 88-1 “Issues Relating to Accounting for Leases”. At January 31, 2007, US$85,000 was recorded as a current liability and US$511,000 was recorded as a non-current liability.

The Hayward and Vernon Hills facility leases were acquired as part of the acquisition of the Concuity business in December 2006. These facilities are held under two leases expiring in March 2009 and September 2009, respectively.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 1, 2006 the Company concluded the sale of the Payments business to VeriFone Holdings, Inc. The disposal resulted in the assignment of its London property lease to VeriFone. The Company entered into a one-year lease for office space in London in November 2006.

Rent expense for the continuing operations was US$605,000, US$624,000 and US$664,000 in fiscal 2005, 2006 and fiscal 2007, respectively. Rental income for continuing operations was US$80,000 in fiscal 2005, US$13,000 in fiscal 2006 and US$22,000 in fiscal 2007.

Operating lease payments in the table below represent future minimum payments for all properties currently leased by the Company. The estimated costs of abandoning these leased facilities, including estimated costs to sublease, were based on market information trend analysis.

Operating lease payments	Future Minimum Lease Payments	Future Sublease Income
	(U.S. dollars in thousands)
Year ending January 31,
2008	$1,136	$136
2009	1,091	139
2010	918	23
2011	724	—
2012	741	—
Thereafter	1,567	—

Total minimum lease payments outstanding	$6,177	$298

Provisions for abandonment relating to future minimum lease payments of US$108,000 are included in other accrued liabilities at January 31, 2007.

8. Property and Equipment

Property and equipment consist of the following:

	As of January 31,
	2006	2007
	(U.S. dollars in thousands)
Cost
Computers and office equipment	$1,677	$2,464
Motor vehicles	28	28
Fixtures and fittings	2,315	1,699

Total cost	4,020	4,191
Accumulated depreciation	(3,561)	(2,624)

Property and equipment, net	$459	$1,567

There are no assets acquired under capital leases included in property and equipment, net.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Intangible Assets

Amortization for the years ended January 31, 2005, 2006 and 2007 was US$847,000, US$847,000 and US$1.3 million, respectively. Amortization is estimated to be approximately US$2.2 million in the year ending January 31, 2008, US$1.8 million in the year ending January 31, 2009, US$1.4 million in the year ending January 31, 2010, US$731,000 in the year ending January 31, 2011 and US$579,000 in the year ending January 31, 2012.

	As of January 31, 2006				As of January 31, 2007
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Purchased technology	$14,926	$3,392	$11,516	$18	$16,893	$3,392	$11,790	$1,711
Trade names	120	—	90	30	330	—	127	203
Customer base	9,735	567	6,916	2,252	13,180	567	7,849	4,764
Covenants	2,492	1,232	1,260	—	2,559	1,232	1,275	52
Total identifiable

Intangible Assets	$27,273	$5,191	$19,782	$2,300	$32,962	$5,191	$21,041	$6,730

During fiscal 2007, the Company allocated approximately US$5.7 million of purchase price to intangible assets (acquired customer base of US$3.4 million, purchased technology of US$2.0 million, trade names of US$210,000 and covenants of US$67,000) in connection with the acquisition of the Assurity and Concuity businesses.

During the fourth quarters of fiscal 2005, fiscal 2006 and fiscal 2007, the Company completed its annual impairment tests and assessments of the carrying value of identifiable indefinite-lived intangible assets and goodwill as required by SFAS 142 and determined its recorded non-current assets were not impaired as of January 31, 2005, January 31, 2006 and January 31, 2007.

10. Shareholders’ Equity

The Company’s authorized share capital comprises 100,000,000 Ordinary Shares of US$0.0027 par value per share and 10,000,000 Series B Preference Shares of US$0.0027 par value per share, which may be issued with such special, qualified, preferred, deferred or other rights or privileges or conditions as to capital, dividends, rights of voting or other matters as the Directors of the Company may decide.

During the first quarter of fiscal 2007, the Company received 266,860 ADSs (533,720 ordinary shares), with a market value of US$888,000, as part of the settlement of the litigation taken by the Company against the vendors of Checkline. For the purposes of Irish corporate law, these ADSs were received via the share buy-back program.

In July 2006, the Company’s shareholders re-approved an agreement, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the program, up to US$5.0 million of the Company’s ordinary shares could be acquired by purchasing ADSs on the open market, or in negotiated or block trades. The Company repurchased 683,558 ADSs (equivalent to 1,367,116 ordinary shares) under this program at a cost of approximately US$2.1 million from fiscal 2003 to fiscal 2007. During fiscal 2007, the Company received 266,860 ADSs (533,720 ordinary shares), with a market value of

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

US$888,000, as part of the settlement of the litigation taken by the Company against the vendors of Checkline. For the purposes of Irish corporate law, these ADSs were received via the share buy-back program. As of January 31, 2007, approximately US$2.9 million remained available for future repurchases under this program.

In fiscal 2005 the Company’s Advisory Board was issued options to purchase 88,000 of the Company’s Ordinary Shares (44,000 equivalent ADSs) at an exercise price of US$2.63 (US$5.25 per equivalent ADS) granted at fair market value on the date of grant. The options were treated as non employee share-based compensation under SFAS No. 123 and Emerging Issues Task Force abstract 96-18 (“Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services” (EITF 96-18)). As a result, non-cash share-based compensation for the period was measured as the fair market value of the option, determined using the Black-Scholes method on the grant date, multiplied by the number of options. The option grants vested immediately, resulting in the full share-based compensation expense of US$101,000 relating to these options being recognized in the three months ended April 30, 2004. An additional US$15,000 of non-employee share-based compensation was recognized in fiscal 2005. In fiscal 2006, the Company incurred no non-employee share-based compensation. In fiscal 2007, the Company adopted SFAS 123R and as a result recorded a share-based compensation charge of US$1.8 million.

Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish company law and are recorded in accordance with U.S. GAAP. There were no dividends declared or payable by the Company in any of the years presented. At January 31, 2005, 2006 and 2007, the Company did not have any profits available for distribution.

11. Net Income (loss) Per Ordinary Share

	Year ended January 31,
	2005	2006	2007
	(U.S. dollars in thousands, except per share data)
Numerator:
Numerator for basic and diluted net income (loss) per ordinary share— Income (loss) available to ordinary shareholders	$2,021	$(1,541)	$(2,167)

Denominator:
Denominator for basic earnings per Share—weighted-average Ordinary Shares	30,786,268	30,997,352	30,646,534
Effect of employee stock options	1,574,834	—	—

Denominator for diluted net income (loss) per Ordinary Share	32,361,102	30,997,352	30,646,534

Basic net income (loss) per Ordinary Share	$0.07	$(0.05)	$(0.07)

Diluted net income (loss) per Ordinary Share	$0.06	$(0.05)	$(0.07)

ADS used in computing basic net income (loss) per equivalent ADS	15,393,134	15,498,676	15,323,267

ADS used in computing diluted net income (loss) per equivalent ADS	16,180,551	15,498,676	15,323,267

Basic net income (loss) per equivalent ADS	$0.13	$(0.10)	$(0.14)

Diluted net income (loss) per equivalent ADS	$0.12	$(0.10)	$(0.14)

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Employee Benefit Plans

The Company has the following active stock option and purchase plans: the Trintech Group PLC 1997 Share Option Scheme, the Trintech Group PLC Directors and Consultants Share Option Scheme, and the Trintech 1999 Employee Share Purchase Plan (the Stock Plans). An aggregate of 8,900,000 Ordinary Shares (4,450,000 equivalent ADSs) has been allocated for issue collectively under the Stock Plans. 828,314 Ordinary Shares (414,157 equivalent ADSs) remain available for option grants collectively under the Stock Plans. If an option expires or is cancelled for any reason without having been fully exercised or vested, the unvested or cancelled options will continue to be available for future grant under the Stock Plans.

The Trintech Group PLC 1997 Share Option Scheme (the “1997 Plan”), which provides for the grant of options to purchase Ordinary Shares of the Company, was approved by the Company’s Board of Directors and was subsequently amended. Under the 1997 Plan, non-temporary employees and executive directors holding salaried employment or office with the Company or any subsidiary companies are eligible to participate in the 1997 Plan. All options granted have a seven-year term and generally commence vesting at a rate of one twelfth of the total per quarter for each of the quarters in the three years commencing on the first anniversary date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

During 1998, the Company’s Board of Directors and shareholders approved the Directors and Consultants Share Option Scheme which provides for the grant of options to purchase Ordinary Shares of the Company to non-employee directors and consultants of the Company. All options granted have a seven-year term and are generally exercisable at the date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for the Company’s Irish employees. The 1999 savings related scheme applies to all of the Company’s qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements, the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2006 and January 31, 2007 no shares had been issued under this scheme.

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

The 1999 Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation. As of January 31, 2007, 499,838 Ordinary Shares (249,919 equivalent ADSs) had been issued under this plan, of which 72,698 Ordinary Shares (36,349 equivalent ADSs) were issued during fiscal 2007 for a total consideration of approximately US$99,000.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the Company’s stock option activity and related information for the years ended January 31, 2005, 2006 and 2007 is as follows:

	January 31, 2005		January 31, 2006		January 31, 2007
	Options	Weighted- average exercise price	Options	Weighted- average exercise price	Options	Weighted- average exercise price
Outstanding at beginning of year	4,515,240	$4.32	4,825,222	$3.12	5,251,234	$2.92
Granted	1,813,050	2.52	791,180	1.92	1,227,050	1.70
Cancelled	(836,656)	7.44	(13,332)	24.50	(371,354)	15.36
Forfeited	(353,674)	7.07	(225,836)	3.64	(114,426)	2.21
Exercised	(312,738)	0.92	(126,000)	0.87	(585,192)	1.23

Outstanding at end of year	4,825,222	$3.12	5,251,234	$2.92	5,407,312	$1.98

Exercisable at end of year	2,312,086	$4.21	3,359,028	$3.32	3,472,114	$2.00

	January 31, 2005		January 31, 2006		January 31, 2007
	Fair value	Weighted- Average Exercise Price	Fair value	Weighted- average exercise price	Fair value	Weighted- average exercise price
Weighted-average fair value of options granted during the year for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$1.70	$2.52	$1.19	$1.92	$0.93	$1.70

Exercise prices for options outstanding as of January 31, 2007 ranged from US$0.50 to US$49.50 per share. The breakdown of outstanding options at January 31, 2007 by price range is as follows:

	Outstanding share options				Excercisable share options
Range of exercise prices	Number of share options	Weighted- average remaining life (years)	Weighted- average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number of share options	Weighted- average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$0.50–1.25	1,585,628	2.98	1.06		1,584,432	1.06
$1.30–1.84	1,396,086	5.77	1.65		353,808	1.71
$1.84–2.56	1,480,726	4.77	2.19		843,788	2.25
$2.56–49.50	944,872	3.33	3.69		690,086	4.00

	5,407,312	4.25	$1.98	$1,515	3,472,114	$2.00	$1,288

Options have been granted in U.S. dollars since September 1999; previously options were granted in Irish pounds. The U.S. dollar equivalents for disclosure above have been determined using the U.S. dollar rate at the date of each grant.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on Trintech’s closing share price of US$3.71 as of January 31, 2007, which would have been received by the option holders had all option holders exercised their options as of that date.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Income Taxes

Income (loss) before provision for income taxes consists of the following:

	Year ended January 31,
	2005	2006	2007
	(U.S. dollars in thousands)
Ireland	$(1,093)	$1,577	$(1,290)
Rest of World	2,703	884	718

Total	$1,610	$2,461	$(572)

The provision for income taxes consists of the following:

	Year ended January 31,
	2005	2006	2007
	(U.S. dollars in thousands)
Current:
Ireland	$—	$—	$—
Rest of World—National	163	—	42
Rest of World—State and Local Taxes	63	11	189

Total current	226	11	231

Deferred:
Ireland	—	—	—
Rest of World –National	—	(281)	(114)

Total deferred	—	(281)	(114)

Total provision for income taxes	$226	$(270)	$117

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to income before taxes. The sources and tax effects of the differences are as follows:

	Year ended January 31,
	2005	2006	2007
	(U.S. dollars in thousands)
Income taxes computed at the Irish statutory income tax rate of 12.50% for 2005, 2006 and 2007	$201	$308	$(71)
Income from Irish manufacturing operations taxed (relieved) at lower rates	18	(46)	18
Income (losses) subject to (relieved) higher rates of taxes	608	(64)	(151)
Changes in valuation allowance–operating losses utilized	(726)	(395)	—
Changes in valuation allowance–operating losses not utilized	62	—	221
Income not subject to tax	—	(84)	(89)
State and local tax	63	11	189

Total provision for income taxes	$226	$(270)	$117

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of January 31,
	2006	2007
	(U.S. dollars in thousands)
Deferred tax assets
Taxable temporary differences	$(684)	$(299)
Deductible temporary differences and operating loss carryforwards	20,000	4,662

Net deferred tax assets	19,316	4,363
Valuation allowance	(19,034)	(3,967)

Net deferred tax assets	$282	$396

As at January 31, 2007, the Company has net operating tax loss carryforwards (NOLs) of approximately US$10.4 million for tax purposes, which will be available for offset against future taxable income. If not used, the US carryforwards of US$9.5 million will expire between 2014 and 2023. To the extent NOLs, when realized, relate to non-qualified stock option and share deductions, the resulting benefits will be credited to shareholders’ equity.

The Company has provided full valuation allowances against the NOLs and other deferred benefits in the Irish and German entities, due to the history of operating losses in the related tax jurisdictions. No valuation allowance has been provided against the deferred tax asset recognized in the US entity due to the likelihood of taxable profits in future years to offset the NOLs.

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

The Company’s deferred tax asset related to operations and exercised stock options and shares amounted to:

	As of January 31,
	2006	2007
	(U.S. dollars in thousands)
Operations	$16,326	$1,357
Non-qualified stock options	2,990	3,006

Total deferred tax assets	$19,316	$4,363

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” and related interpretations. The Company’s chief operating decision maker is the President. The Company split its operations between Payments and FMS prior to fiscal 2007. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly. The gain on sale is reflected in the fiscal 2007 results. In addition, the Company closed its German business in the quarter ended October 31, 2006.

In June 2006, the Company announced the formation of its Healthcare business group and the appointment of Edward Gallo, a seasoned healthcare revenue cycle management executive with over 15 years experience, as Executive Vice President of the Healthcare group. In December 2006, the Company acquired substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million.

The Healthcare division engages in business activities from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. The Healthcare division has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts and or plans for the division. Management expects that the Healthcare division will be a significant division in fiscal 2008 and have decided to disclose the Healthcare division as a new, separate reportable segment in fiscal 2007. The below results are for the period from June 2006 to January 2007 and include the results of the Concuity business for the 2 month period post acquisition to January 31, 2007.

Segment net income consists of total segment revenue offset only by expenses directly attributable to that segment. Depreciation and amortization of long-lived assets are allocated based on general cost allocations. Administrative expenses relating to the management and operation of a public company covering marketing, human resources, senior management, non-executive directors, professional fees, directors and officers insurance, facilities, acquisition related charges and other corporate costs are included in determining our consolidated operating income. However, these expenses are not allocated to the operating segments, and, therefore, are not included in segment net income (loss).

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended January 31, 2007

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue
License	$14,397	$—	$14,397	$—	$14,397
Service	10,619	781	11,400	—	11,400

Total revenue	25,016	781	25,797	—	25,797
Cost of sales	5,960	407	6,367	376	6,743

Gross profit	19,056	374	19,430	(376)	19,054
Operating expenses	14,295	1,579	15,874	5,560	21,434

Operating profit (loss)	4,761	(1,205)	3,556	(5,936)	(2,380)
Non-operating income, net	—	—	—	1,691	1,691

Net income (loss)	$4,761	$(1,205)	$3,556	$(4,245)	$(689)

Segment assets	$5,758	$1,162	$6,920	$51,044	$57,964

Segment goodwill	$12,243	$3,288	$15,531	$—	$15,531

Year ended January 31, 2006

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue
License	$11,702	$—	$11,702	$—	$11,702
Service	9,347	—	9,347	—	9,347

Total revenue	21,049	—	21,049	—	21,049
Cost of sales	4,349	—	4,349	—	4,349

Gross profit	16,700	—	16,700	—	16,700
Operating expenses	9,953	—	9,953	5,215	15,168

Operating profit (loss)	6,747	—	6,747	(5,215)	1,532
Non-operating income, net	—	—	—	1,199	1,199

Net income (loss)	$6,747	$—	$6,747	$(4,016)	$2,731

Segment assets	$3,785	$—	$3,785	$48,602	$52,387

Segment goodwill	$10,167	$—	$10,167	$—	$10,167

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended January 31, 2005

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue
License	$11,263	$—	$11,263	$—	$11,263
Service	7,845	—	7,845	—	7,845

Total revenue	19,108	—	19,108	—	19,108
Cost of sales	4,054	—	4,054	—	4,054

Gross profit	15,054	—	15,054	—	15,054
Operating expenses	9,041	—	9,041	5,028	14,069

Operating profit (loss)	6,013	—	6,013	(5,028)	985
Non-operating income, net	—	—	—	399	399

Net income (loss)	$6,013	$—	$6,013	$(4,629)	$1,384

Segment assets	$3,253	$—	$3,253	$51,852	$55,105

Segment goodwill	$8,613	$—	$8,613	$—	$8,613

The Company only reports direct operating expenses under the control of the Chief Operating Decision Maker in the Segmental Information disclosed. The Company does not report indirect operating expenses, amortization, impairment, interest income (expense) and income taxes or identifiable assets by industry segment, other than capital expenditures and accounts receivable, to the President.

The following tables reconcile segment income (loss) before provision for income taxes to consolidated income (loss) before provision for income taxes and segment assets to consolidated total assets.

	Year ended January 31,
	2005	2006	2007
	(U.S. dollars in thousands)
Total income before taxes for reportable segments	$6,013	$6,747	$3,556
Unallocated amounts:
Central overheads	(4,280)	(4,290)	(4,935)
Amortization	(847)	(847)	(1,001)
Adjustment of acquisition liabilities	249	—	—
Share-based compensation	(116)	—	—
Restructuring charge	(34)	(78)	—
Interest income, net	428	1,082	1,425
Exchange gain (loss), net	197	(153)	383

Income (loss) before income taxes	1,610	2,461	(572)

Provision for income taxes	(226)	270	(117)

Net income (loss)	$1,384	$2,731	$(689)

Total assets for reportable segments as of January 31	$3,253	$3,785	$6,920
Goodwill for reportable segments as of January 31	8,613	10,167	15,531
Unallocated amounts:
Cash and cash equivalents	39,180	34,745	25,766
Net deferred tax assets	—	282	396
Prepaid expenses and other current assets	685	649	1,054
Property and equipment, net	227	459	1,567
Intangible Assets	3,147	2,300	6,730

Total assets as of January 31	$55,105	$52,387	$57,964

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The distribution of net revenue and long-lived assets by geographical area was as follows:

	Year ended January 31,
	2005	2006	2007
	(U.S. dollars in thousands)
Net Revenue:
United States of America	$17,503	$18,980	$23,592
United Kingdom	1,013	1,030	915
Ireland	34	51	31
Rest of Europe	26	230	321
Rest of World	532	758	938

Total	$19,108	$21,049	$25,797

	As of January 31,
	2005	2006	2007
	(U.S. dollars in thousands)
Long-Lived Assets:
United States of America	$4,149	$5,462	$6,137
United Kingdom	—	—	8
Ireland	7,838	7,464	17,683

Total	$11,987	$12,926	$23,828

15. Related Party Transactions

The Company had entered into lease agreements relating to its two Dublin facilities with its Chief Executive Officer, Cyril McGuire, the owner of these facilities. These agreements were reached in 1998 in relation to the Phase 1 facility and in 2001 in relation to the Phase 2 facility. These lease agreements were terminated in accordance with their contractual terms with effect from September 1, 2006 and October 31, 2006 respectively resulting in a payment of US$2.3 million restructuring charge in fiscal 2007.

Huttoft Company, an unlimited company which is wholly-owned by certain directors of the Company, owns a special non-voting class of shares in Trintech Limited (Ireland), one of the Company’s Irish subsidiaries. All of the voting shares in the subsidiary are owned by the Company. The shares do not entitle the holders thereof to receive any share of the assets of the Company on a winding up. Trintech Limited (Ireland) may, from time to time, declare dividends to Huttoft Company and Huttoft Company may declare dividends to its shareholders out of these amounts. Any such dividends paid by Trintech Limited (Ireland) are treated as compensation expense by the Company in its financial statements prepared in accordance with U.S. GAAP, notwithstanding their legal form of dividends to minority interests, in order to correctly reflect the substance of the transactions. There were no dividend payments due to Huttoft Company as of January 31, 2005, 2006 or 2007. The amount of dividends included in compensation expense was US$374,000 for fiscal 2005, US$342,000 for fiscal 2006 and US$531,000 for fiscal 2007.

In July 2006, the Company’s shareholders re-approved an agreement, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the program, up to US$5.0 million of the Company’s ordinary shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. The Company repurchased 683,558 ADSs (equivalent to 1,367,116 ordinary shares) under this program at a cost of approximately US$2.1 million from fiscal 2003 to fiscal 2007. During fiscal 2007, the Company received 266,860 ADSs (533,720 ordinary shares), with a market value of

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

US$888,000, as part of the settlement of the litigation taken by the Company against the vendors of Checkline. For the purposes of Irish corporate law, these ADSs were received via the share buy-back program. As of January 31, 2007 approximately US$2.9 million remained available for future repurchases under this program.

The Company believes that the terms of all transactions with related parties are comparable to those that would be attainable by us in the ordinary course of business from unaffiliated third parties under similar circumstances.

16. Acquisitions and Divestures

On November 1, 2003, the Company acquired the outstanding shares of CW & Associates, Inc., trading as DataFlow Services, a privately held company in the U.S., for an initial consideration of approximately US$3.9 million subject to final adjustment relating to performance related contingent consideration. The total initial purchase costs comprised approximately US$3.8 million in cash and transaction costs of US$130,000. In addition, the Company was required to pay additional performance related contingent consideration equal to 50% of profits, as defined in the purchase agreement, earned by the acquired business for fiscal 2005 and fiscal 2006. The fiscal 2005 performance related consideration of US$1.2 million was paid in the quarter ended April 30, 2005. The fiscal 2006 performance related consideration of US$1.5 million was paid in the quarter ended July 31, 2006. These payments resulted in an increase in the purchase price of the acquired business and a corresponding increase to the goodwill recorded. Separately, in November 2003, the vendor of CW & Associates, Inc. purchased 150,000 ADSs for a total cash consideration of US$570,000. The initial purchase costs of US$3.9 million, comprising the cash paid and related transaction costs has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trade names) of US$2.5 million, goodwill of US$850,000 and net assets acquired of US$521,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill has not been amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

During fiscal 2005 in connection with a lease termination settlement relating to the Company’s Austin facility, related to the acquisition of the primary assets of Globeset Inc. in 2000, the Company recorded an adjustment which reduced acquisition liabilities by US$249,000.

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.8 million subject to final adjustment relating to performance related contingent cash consideration. The initial purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payment of US$715,000 earned by the acquired business for fiscal 2007 and transaction costs of US$43,000. In addition, the Company will be required to pay additional performance related contingent cash consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement for fiscal 2008 and fiscal 2009. The fiscal 2007 performance related consideration of US$715,000 was paid in the quarter ended April 30, 2007. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The fiscal 2007 results include the results of the Assurity business for the year ended January 31, 2007.

The initial total purchase costs of US$2.8 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$747,000, goodwill of US$2.1 million and net assets acquired of US$39,000. The acquisition was accounted for in accordance with

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of two to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

The following unaudited pro forma financial information presents our combined results with Assurity as if the acquisition had occurred at February 1, 2005 (in thousands except for per share data).

	As of January 31,
	2006	2007
	(U.S. dollars in thousands)
	(Unaudited)
Revenue	$21,577	$25,797
Net loss	$(1,842)	$(2,167)

Basic and diluted net loss per Ordinary Share	$(0.06)	$(0.07)

Shares used in per Ordinary Share calculation	30,997,352	30,646,534

Basic and diluted net loss per ADS	$(0.12)	$(0.14)

Shares used in per ADS Share calculation	15,498,676	15,323,267

The above unaudited pro forma financial information includes an adjustment for the amortization of acquired intangibles of US$229,000 for fiscal 2006.

The Company completed the sale of its Payments business on September 1, 2006 to VeriFone Holdings, Inc. Under the terms of the agreement, VeriFone paid the Company US$12.1 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Payments business. The purchase price is subject to the following adjustments:

•

an escrow amount of US$2.0 million which is being held for a period of 18 months following the closing to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement.

•

the cash payment to VeriFone of an amount equal to the remaining warranty provision (approximately US$2.2 million) which was related to intermittent failures experienced with certain hardware products deployed in the marketplace.

•	a working capital adjustment of US$362,000.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million.

The consideration comprised the initial cash consideration paid on closing of US$5.5 million and a performance based earn-out payable over two years, which is estimated at between US$2.5 million and US$3.5 million, US$2.0 million of which is guaranteed. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs comprised US$5.5 million in cash, guaranteed performance related payment of US$1.9 million (fair value of US$2.0 million), assumed liabilities of US$658,000 and transaction costs of US$202,000. The fiscal 2007 results include the results of the Concuity business for the 2 month period ended January 31, 2007.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The initial total purchase costs of US$8.3 million, comprising the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trademarks and trade names) of US$4.9 million, goodwill of US$3.3 million and net assets acquired of US$62,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

The Company determined the purchase price allocation based on estimates of the fair values of the tangible and intangible assets acquired and liabilities assumed. These estimates were arrived at after utilizing recognized valuation techniques and the assistance of valuation consultants. The following is a summary of assets and liabilities assumed in the acquisition of Concuity after completion of all purchase price valuation procedures:

Net liabilities assumed:	(U.S. dollars in thousands)
Property and equipment, net	$210
Accounts receivable, net	716
Prepaid expenses	241
Other non-current assets	28

Total assets acquired	1,195

Accrued payroll and related expenses	470
Other accrued liabilities	555
Deferred revenues	658
Provision for leasehold abandonment	108

Total liabilities assumed	1,791

Net liabilities assumed	$(596)

In connection with the acquisition of Concuity, we assumed Concuity’s contractual obligations related to its deferred revenue. Concuity’s deferred revenue was derived from ASP services. We estimated our obligation related to the Concuity deferred revenue using the cost build-up approach. The cost build-up approach determines fair value by estimating the costs relating to fulfilling the obligation plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligation. The estimated costs to fulfill the support obligation were based on the historical direct costs related to providing the support. As a result, we recorded an adjustment to reduce the carrying value of deferred revenue from US$2.1 million to US$658,000, which represents our estimate of the fair value of the contractual obligations assumed.

The following unaudited pro forma financial information presents our combined results with Concuity as if the acquisition had occurred at February 1, 2005 (in thousands except for per share data).

	As of January 31,
	2006	2007
	(Unaudited)
Revenue	$25,900	$30,037
Net loss	$(9,491)	$(6,884)

Basic and diluted net loss per Ordinary Share	$(0.31)	$(0.22)

Shares used in per Ordinary Share calculation	30,997,352	30,646,534

Basic and diluted net loss per ADS	$(0.61)	$(0.44)

Shares used in per ADS Share calculation	15,498,676	15,323,267

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above unaudited pro forma financial information includes an adjustment for the amortization of acquired intangibles of US$1.2 million and US$987,000 for fiscal 2006 and 2007, respectively and debenture interest of US$685,000 and US$623,000 for fiscal 2006 and 2007, respectively.

17. Goodwill

During fiscal 2005, the Company recorded an adjustment, which increased goodwill by US$1.2 million. This related to an additional performance related contingent payment equal to 50% of profits, as defined in the purchase agreement, earned by DataFlow for fiscal 2005. During the fourth quarter of fiscal 2005, the Company completed its annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142 and SFAS 144 determined its recorded goodwill was not impaired as of January 31, 2005.

The Company changed its reporting segments in fiscal 2005, as described in note 14, from Product and License and Services to Payments and FMS. The impairment analysis at January 31, 2005 was performed using the License and Services reporting segment. The carrying value of goodwill and the intangible assets at January 31, 2005 relate entirely to the FMS Group. We do not believe that the impairment conclusions reached at this date would have materially changed if the impairment analysis was updated to use the FMS reporting segment.

During fiscal 2006, the Company recorded an adjustment, which increased goodwill by US$1.6 million. This was for an additional performance-related contingent payment equal to 50% of profits, as defined in the purchase agreement and earned by the acquired business of DataFlow, for fiscal 2006.

The Company’s annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142 and SFAS 144 determined that its recorded goodwill was not impaired as of January 31, 2006.

In fiscal 2007, the Company allocated approximately US$2.1 million and US$3.3 million of purchase price to goodwill in connection with the acquisitions of Assurity and Concuity.

In addition, the Company recorded further performance related adjustments, which increased goodwill. A performance related contingent payment of US$715,000 was recorded equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement and earned by the acquired business of Assurity, for fiscal 2007. A guaranteed performance related payment of US$1.9 million was recorded, as defined in the purchase agreement to be earned by the acquired business of Concuity in fiscal 2008 and fiscal 2009.

The Company changed its reporting segments in fiscal 2007, as described in note 14, from Payments and FMS to FMS and Healthcare. The impairment analysis at January 31, 2007 was performed using the FMS and Healthcare reporting segments. The carrying value of goodwill and the intangible assets at January 31, 2007 relate entirely to the FMS and Healthcare segments.

The Company’s annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142 and SFAS 144 determined that its recorded goodwill was not impaired as of January 31, 2007.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Restructuring Charges

In fiscal 2007, the Company recorded restructuring charges of US$2.8 million related to discontinued operations. These costs associated with restructuring consisted of US$178,000 for staff terminations and US$2.6 million to consolidate facilities and operations. In addition, the Company recorded a provision for abandonment of US$108,000 relating to the Hayward lease as of January 31, 2007.

The following table summarizes the Company’s restructuring activity for the years ended January 31, 2006 and 2007:

	Year ended
	(U.S. dollars in thousands)
	Employee Severance and Benefits	Consolidation of Facilities and Operations	Total
Reserve balance January 31, 2005	$36	$32	$68
Restructuring provision	245	416	661
Reclassification of restructuring provision	(1)	1	—
Amounts paid	(280)	(449)	(729)

Reserve balance January 31, 2006	—	—	—
Restructuring provision	178	2,744	2,922
Amounts paid	(165)	(2,613)	(2,778)

Reserve balance January 31, 2007	$13	$131	$144

The restructuring provision as of January 31, 2007 related to a provision for leasehold abandonment for the Hayward lease in California (refer to note 7 above), German company liquidation expenses and Dublin employee severance costs.

19. Subsequent Events (Unaudited)

The Company’s sub-tenant at its Hayward, California facility defaulted on its contractual obligation and vacated the building without notice in April 2007. Subsequently, the Company created an additional provision for abandonment of US$286,000 in the quarter ended April 30, 2007.