Form 20-F
period 2008-01-31
TRINTECH GROUP PLC
filed 2008-06-13
CIK 1094316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2008

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

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares*	NASDAQ Global Market

*	Ordinary shares are not traded in the United States or in Ireland; rather they are deposited with the Bank of New York, as Depositary. Each American Depositary Share represents two (2) Ordinary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period ended January 31, 2008 was 31,821,201 ordinary shares, US$0.0027 par value, represented by 15,910,601 equivalent American Depositary Shares.

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

                                Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

US GAAP  ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

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

Trademarks© 2008, all rights reserved. Trintech®, Concuity, Clear Contracts, ReconNET, Bank Fee Analysis™, DataFlow Services™, xlNET and Movaris® are trademarks of Trintech. Trintech reserves the right to alter product specifications without notice. This Form 20-F also includes product names and other trade names and trademarks of other organizations.

For purposes of this Form 20-F, all references to “fiscal 2004” shall refer to the fiscal year ended January 31, 2004, all references to “fiscal 2005” shall refer to the fiscal year ended January 31, 2005, all references to “fiscal 2006” shall refer to the fiscal year ended January 31, 2006, all references to “fiscal 2007” shall refer to the fiscal year ended January 31, 2007, all references to “fiscal 2008” shall refer to the fiscal year ended January 31, 2008 and all references to “fiscal 2009” shall refer to the fiscal year ending January 31, 2009.

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

A.    Selected Financial Data

The following selected consolidated statement of operations data for the years ended January 31, 2006, 2007 and 2008 and the consolidated balance sheet data at January 31, 2007 and 2008 are derived from the Company’s consolidated financial statements, which have been audited by Ernst & Young and are included in this Form 20-F. The selected consolidated statement of operations data for the years ended January 31, 2004 and January 31, 2005 and the consolidated balance sheet data at January 31, 2004, January 31, 2005, and January 31, 2006 are derived from the Company’s audited consolidated financial statements which are not included in this Form 20-F. This table is a summary and should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Company’s consolidated financial statements included elsewhere in this Form 20-F.

In the quarter ended October 31, 2006, the Company finalized the disposal of our business that developed, marketed and sold electronic PoS hardware and systems that enabled electronic payments in multiple channels, which we refer to as our Payments business. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. The gain on sale is reflected in the results for fiscal 2007.

	Year Ended January 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
License	$9,629	$11,263	$11,702	$14,397	$16,640
Service	4,394	7,845	9,347	11,400	16,288

Total revenue	14,023	19,108	21,049	25,797	32,928

Cost of revenue:
License	883	953	944	1,131	1,573
Amortization of purchased technology	576	—	—	258	655
Service	2,204	3,101	3,405	5,354	8,482

Total cost of revenue	3,663	4,054	4,349	6,743	10,710

Gross margin	10,360	15,054	16,700	19,054	22,218
Operating expenses:
Research and development	2,177	2,160	2,508	4,948	4,890
Sales and marketing	3,741	4,148	4,741	7,096	10,690
General and administrative	5,351	7,129	6,994	8,389	9,842
Restructuring charge	—	34	78	—	—
Amortization of purchased intangible assets	507	847	847	1,001	1,541
Adjustment of acquisition liabilities	—	(249)	—	—	—

Total operating expenses	11,776	14,069	15,168	21,434	26,963

(Loss) income from operations	(1,416)	985	1,532	(2,380)	(4,745)
Interest income, net	268	428	1,082	1,425	1,039
Exchange gain (loss), net	79	197	(153)	383	444

(Loss) income before provision for income taxes	(1,069)	1,610	2,461	(572)	(3,262)
Provision for income tax	—	(226)	270	(117)	(1,011)

(Loss) income from continuing operations	(1,069)	1,384	2,731	(689)	(4,273)
(Loss) income from discontinued operations	(2,091)	637	(4,272)	(6,887)	—
Profit on sale of discontinued operations	—	—	—	5,409	—

Net (loss) income from discontinued operations, net of tax	(2,091)	637	(4,272)	(1,478)	—

Net (loss) income	$(3,160)	$2,021	$(1,541)	$(2,167)	$(4,273)

	Year Ended January 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars, except share and per share data)
Basic net (loss) income per Ordinary Share	$(0.10)	$0.07	$(0.05)	$(0.07)	$(0.14)

Shares used in computation of basic net (loss) income per Ordinary Share	30,314,419	30,786,268	30,997,352	30,646,534	31,362,813

Diluted net (loss) income per Ordinary Share	$(0.10)	$0.06	$(0.05)	$(0.07)	$(0.14)

Shares used in computation of diluted net (loss) income per Ordinary Share	30,314,419	32,361,102	30,997,352	30,646,534	31,362,813

Basic net (loss) income per equivalent ADS	$(0.21)	$0.13	$(0.10)	$(0.14)	$(0.27)

ADSs used in computation of basic net (loss) income per equivalent ADS	15,157,210	15,393,134	15,498,676	15,323,267	15,681,407

Diluted net (loss) income per equivalent ADS	$(0.21)	$0.12	$(0.10)	$(0.14)	$(0.27)

ADSs used in computation of diluted net (loss) income per equivalent ADS	15,157,210	16,180,551	15,498,676	15,323,267	15,681,407

	January 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$36,864	$39,180	$34,745	$25,766	$23,766
Working capital	28,384	29,862	28,795	19,699	17,569
Total assets	64,317	66,186	66,131	57,237	55,611
Total current liabilities	22,281	23,040	24,345	13,710	14,311
Non-current liabilities	682	—	—	2,649	2,736
Total shareholders’ equity	41,354	43,146	41,786	40,878	38,564

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

Fiscal Year Ended January 31,	High	Low	Period Average	Period End
2004	$1.2853	$1.0545	$1.1485	$1.2452
2005	1.3625	1.1801	1.2476	1.3049
2006	1.3465	1.1667	1.2326	1.2158
2007	1.3327	1.1860	1.2731	1.2998
2008	1.4877	1.2933	1.3951	1.4841

Month	High	Low
2007
December	1.4759	1.4344
2008
January	1.4877	1.4574
February	1.5187	1.4495
March	1.5805	1.5195
April	1.6010	1.5568
May	1.5784	1.5370
June (through June 6, 2008)	1.5731	1.5453

On June 6, 2008, the noon buying rate for the euro expressed in U.S. dollar per €1.00 was US$1.5731.

B.    Capitalization and Indebtedness

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

We will depend on sales of our financial governance software and services to customers located in the United States for a large majority of our total revenues.

A large majority of our total revenue will be derived from the sale of our transaction risk management products and services. We have historically marketed these products primarily in the United States. For fiscal 2008, U.S. customers accounted for approximately 90% of our revenues. Any material reduction in demand for our products and services in the United States could adversely affect our business, financial condition and results of operations.

New versions and releases of our products may contain errors or defects.

Our software products are complex and, accordingly, may contain undetected errors or be subject to intermittent failures when first introduced or as new versions are released. This may result in the loss of, or delay in, market acceptance of our products. We may in the future discover technical issues and scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which our business, cash flow, financial condition and results of operations could be materially adversely affected.

We have incurred losses during much of our operating history and we may not be able to consistently maintain profitability.

We incurred net losses of US$4.3 million in fiscal 2008, US$2.2 million in fiscal 2007, US$1.5 million in fiscal 2006 and US$3.2 million in fiscal 2004 (we were profitable in fiscal 2005). We may, in the future, incur losses on both a quarterly and annual basis. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to increase our revenues to achieve and maintain quarterly profitability and a positive cash flow. We may not be able to generate sufficient revenues to consistently achieve or sustain profitability.

Our historical declining cash balance and low share price may affect our potential and current customers’ and partners’ perception of our viability, which in turn could affect our ability to close sales and partnership transactions, and may also affect our ability to consummate acquisitions of products, technologies or businesses. Notwithstanding the fact that we have a substantial cash balance, concerns about our perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008. We attribute these concerns primarily to the following: we are not yet consistently profitable on a full fiscal year basis and thus must use our cash balance (offset by revenues) to fund our operations and acquisition related cash requirements; our share price has been, and continues to be, volatile; and some of our competitors are better funded, more established, and/or significantly larger than we are.

We will continue to use our cash balance (offset by revenues) to fund our operations to achieve and sustain profitability on a full fiscal year basis (which may not occur). We expect these concerns about our ability to generate sufficient revenues to sustain profitability to continue during fiscal 2009

Our businesses collect, use and retain personal customer information and enable customer transactions, which presents security risks, requires us to incur expenses and could harm our business.

A number of our businesses collect, use and retain large amounts of personal customer information, including credit card numbers, bank account numbers and passwords, personal and business financial data, social security numbers and other payroll information. These businesses also enable customers to perform various transactions. In addition, we collect and maintain personal information of our employees in the ordinary course of our business. Some of this personal customer and employee information is held by, and some transactions are executed by, third parties. We and our vendors use commercially available security technologies to protect transactions and personal information. We use security and business controls to limit access and use of personal information. However, a third party may be able to circumvent these security and business measures, and errors in the storage, use or transmission of personal information could result in a breach of customer or employee privacy or theft of assets. We employ contractors, temporary and seasonal employees who may have access to the personal information of customers and employees or who may execute transactions in the normal course of their duties. While we conduct necessary and appropriate background checks of these individuals and limit access to systems and data, it is possible that one or more of these individuals could circumvent these controls, resulting in a security breach. The ability to execute transactions and the possession and use of personal information in conducting our business subjects us to legislative and regulatory burdens that could require notification of a security breach, restrict our use of personal information and hinder our ability to acquire new customers or market to existing customers. We have incurred and will continue to incur significant expenses to comply with mandatory privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

A major breach of our security measures or those of third parties that execute transactions or hold and manage personal information could have serious negative consequences for our businesses, including possible fines, penalties and damages, reduced customer demand for our services, harm to our reputation and brands, further regulation and oversight by federal or state agencies, and loss of our ability to provide financial transaction services or accept and process customer credit card orders or tax returns. From time to time, we detect, or receive notices from customers or public or private agencies that they have detected, vulnerabilities in our software or in third-party software components that are distributed with our products. The existence of vulnerabilities, even if they do not result in a security breach, can harm customer confidence and require substantial resources to address, and we may not be able to discover or remediate such security vulnerabilities before they are exploited. Although we have sophisticated network and application security, internal control measures, and physical security procedures to safeguard our systems, there can be no assurance that a security breach, loss or theft of personal information will not occur, which could harm our business, customer reputation and results of operations. If our business expands to new industry segments that are regulated for privacy and security, or to countries outside the United States that have more strict data protection laws, our compliance requirements and costs will increase.

Our software and transaction services business model will present risks and may have an adverse effect on its financial performance.

On September 1, 2006, we finalized the sale of our Payments business to VeriFone Holdings, Inc. and, as a result, the Company now has a software and transaction services business model. This will involve growing organically our Funds Management Systems (“FMS”) business and positioning our Healthcare business for future growth. This growth is expected to be driven by increased investment in the development of the next generation of our FMS product platform to facilitate international expansion and the growth of our existing financial services business. However, such product platform may not gain the market traction that we expect. In addition, further investment will also be made in the international sales and marketing function of the FMS business, which is designed to drive revenue growth in new geographic markets. However, such revenue growth may not materialize. Furthermore, the growth of our Healthcare business is expected to be driven by the successful integration of the Concuity business and the use of this business as a platform for further acquisitions. However, such integration may not be successful and this business may not serve as a platform for acquisitions. If our software and transaction services business model is not successful, this may have an adverse effect on our financial performance.

We could be subject to potential product liability claims and third party liability claims related to products and services.

Our transaction risk management products are used to deliver reconciliation workflow, revenue enhancement, transaction risk management and compliance functionality. Any errors, defects or other performance problems could result in financial or other damages to our customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm our business. Although our customer license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate the limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

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

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made a number of acquisitions, including the acquisition of certain assets and liabilities of Concuity, Inc. in December 2006 and the acquisition of Movaris, Inc. in February 2008. The acquisitions we have made have resulted in amortization of acquired intangible assets and impairment of goodwill and diversion of our management’s attention. As a result of these acquisitions, our operating expenses have increased. Furthermore, an economic slowdown may impact the revenues from the acquired businesses and they may not be sufficient to support the costs associated with those businesses without adversely affecting our operating margins.

We may be unable to locate further attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuance of equity securities, the expenditure of a significant portion of our available cash or the incurrence of debt and contingent liabilities, which could materially adversely affect our financial condition. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Furthermore, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, thereby adversely affecting our operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and our failure to do so could have a material adverse effect on our results of operations.

We depend on a few key personnel to manage and operate us.

Our success is largely dependent on the personal efforts and abilities of our senior management, including Cyril McGuire, our chief executive officer, and R. Paul Byrne, our president. Following headcount reductions from fiscal 2003 through to fiscal 2008, the Company has reduced the number of its executives and is more dependent for its future success on the remaining executives. The loss of certain members of our senior management, including our chief executive officer and president, could have a material adverse effect on our business and prospects.

If we are unable to retain and attract highly skilled personnel with experience in financial governance software and transaction services industries, we may be unable to grow our business.

We are dependent upon the ability to attract and hire, when necessary, as well as train and retain highly skilled technical, sales and marketing, engineering, support and other highly skilled personnel with knowledge in funds management, financial governance, compliance with Sarbanes-Oxley, reconciliation workflow, transaction risk management, compliance, internet and other expertise. Competition for experienced and qualified personnel is intense. As a result, we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced and qualified personnel. Based on our experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of our sales personnel, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

Our quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits our ability to evaluate our historical financial results and increases the likelihood that our results will fall below market analysts’ expectations, which could cause the price of our ADSs to drop rapidly and severely.

We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods.

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

•	the size and timing of orders;

•	currency fluctuations;

•	product mix;

•	the rate of acceptance of new software products, product enhancements and technologies;

•	purchasing and payment patterns of our customers;

•	our pricing policies and those of our competitors;

•	ability to control costs;

•	deferral of customer orders;

•	customer buying cycles and changes in these buying cycles;

•	general condition of market or markets served by our customers;

•	general economic factors, including economic slowdown or recession;

•	product or service quality problems, including product defects and related warranty claims, reserves and upgrade program expenses;

•	impact of declines in net revenue in a particular quarter as compared to the relatively fixed nature of our expenses in the short term;

•	impairment charges arising from recent acquisitions or future acquisitions;

•	economic conditions which may affect our customers and potential customers’ budgets for IT expenditure; and

•	timing and market acceptance of new products or product enhancements by either the Company or our competitors.

In addition, our revenue is difficult to predict for several reasons. These reasons include:

•	recognition of a substantial portion of our revenue in the last month of each quarter historically;

•	the market for our software products, and our competitive landscape, is rapidly changing;

•	the sales cycle for some of our products is typically 6 to 12 months and varies substantially from customer to customer; and

•	service contracts in our financial governance business generally can be cancelled with 30 days notice.

As a result of the factors listed above, among others, we believe that our quarterly revenue, expenses and operating results are likely to continue to vary significantly in the future. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and our business and operating results for that quarter could be materially adversely affected. In addition, it is likely that in some future quarters our results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of our ADSs.

We also believe that period-to-period comparisons of our quarterly operating results are not necessarily meaningful and, as a result, these comparisons should not be relied upon as indications of our future performance.

Regulatory compliance, including the cost of complying with legislative actions and potential new accounting pronouncements, may result in increased costs that would affect our future financial position and results of operations. We have already incurred, and will continue to incur, significant increased costs associated with our compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002.

Regulatory compliance, including the cost of complying with legislative actions and changes in accounting rules may materially increase our operating expenses and adversely affect our operating results. For example, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In fiscal 2008, we continued to perform system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. We have hired and may need to hire additional personnel and utilize additional outside legal, accounting and advisory services in order to maintain our compliance with this and other requirements, all of which has caused and will continue to cause our general and administrative costs to increase. Moreover, if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or significant deficiencies, the market price of our shares could decline and we could be subject to sanctions or investigations by the NASDAQ Global Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

Our business is subject to currency fluctuations that can adversely affect our operating results.

Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts our operating results. Our expenses are not necessarily incurred in the currency in which revenue is generated and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations and changes to the value of the euro and the pound sterling, relative to other currencies, could adversely affect our business and results of operations. Although the U.S. dollar weakened significantly against both the euro and pound sterling in fiscal 2008, it strengthened during fiscal 2007 against both currencies. Future strengthening of the euro and pound sterling against the U.S. dollar could negatively impact our margins.

Our corporate tax rate may increase, which could adversely impact our cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may generate a meaningful portion of our future taxable income there. Currently, some of our Irish subsidiaries are taxed at rates substantially lower than U.S. tax rates. If our Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. If the U.S. and U.K. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which our subsidiaries’ profits are currently recognized, or if our ability to offset historical losses against future profits, if they occur, was reduced, our taxes could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell our software products and services.

The markets for financial governance software and services are rapidly evolving and changing. The markets are influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. Our ability to enhance existing products and to design, develop, introduce, support and enhance new software products, on a cost effective and timely basis, that meet changing market needs and respond to technological developments is critical to our future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of our competitors. We may be unable to develop interoperable products and widespread adoption of a proprietary product could preclude us from effectively doing so. In addition, if we fail to effectively respond to future changes in the rapidly developing markets in which it operates, or if customers choose not to use our product, then our business, cash flow, financial condition and results of operations could be materially adversely affected.

We are, from time to time, subject to legal proceedings and adverse determinations in these proceedings could harm our business.

We are, from time to time, involved in lawsuits and legal proceedings, which arise in the ordinary course of business. Pending and future litigation involving our business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to our business and significant diversion of effort by our technical and management personnel. In addition, litigation either instituted by or against us, may be necessary to resolve issues that may arise from time to time in the future, including relating to past acquisitions or the sale of our Payments business. An adverse resolution of these matters could materially adversely impact our financial position and results of operations.

Our shares have experienced in the past and may continue to undergo extreme market price and volume fluctuations.

Stock markets in general and the NASDAQ Stock Market in particular, have experienced extreme price and volume fluctuations. Broad market fluctuations of this type may adversely affect the market price of our ADSs. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of our shares has experienced, and may continue to undergo, extreme fluctuations due to a variety of factors, including, but not limited to:

•	general and industry-specific business, economic and market conditions;

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to our past acquisitions;

•	changes in, or our failure to meet, analysts’ or investors’ estimates or expectations;

•	public announcements concerning us, including announcements of litigation, loss of major customers, reduction or delay in orders by major customers or errors or defects in our products;

•	introductions of new products or services, technological innovations or announcements of significant contracts by us or our competitors;

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;

•	adverse developments in patent or other proprietary rights; and

•	limited trading volume.

Our success depends on our ability to manage and expand our software direct sales force.

We have sold our software products almost exclusively through our direct sales force. Our future revenue growth will depend in large part on our ability to recruit, train and manage additional software sales personnel worldwide and generate increased sales productivity from our existing sales force. We have experienced and continue to experience difficulty in recruiting qualified software sales personnel with relevant experience, particularly in the United States, and the market for these personnel is highly competitive. We may not be able to successfully expand our software direct sales force, any expansion of the sales force may not result in increased revenue and we may fail to increase productivity from our existing sales force. Our business and results of operations will be materially adversely affected if we fail to successfully expand our software direct sales force or if we fail to increase productivity from our existing software sales force.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of our products.

Third parties have in the past claimed, and may in the future claim, that our current or future products infringe their proprietary rights. For example, in August 2004 a complaint was filed by Verve in the Northern District of California alleging that we, along with six other parties, had breached Verve’s intellectual property rights in relation to PoS products. Verve sought unspecified damages. While this claim was dismissed, there can be no assurance that other parties will not make claims in the future. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of our products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products which compete with our products.

We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect our proprietary rights. We also seek to avoid disclosure of our trade secrets through a number of other means, including entering into confidentiality agreements with our employees, consultants and third parties to seek to limit and protect the distribution of our proprietary information regarding this technology. However, we cannot assure you that any of our proprietary rights with respect to our products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of a breach. In addition, should a breach occur of which we are aware, we may not have adequate remedies to protect our rights.

Increased competition may result in decreased demand for our products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for financial governance and transaction risk management solutions is competitive and we expect competition to continue to increase. Our competitors include Fiserv (Checkfree), Blackline Corporation, Paisley Consulting, Open Pages, MED Assets and Accuro for our software products. Some competitors in our market have longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services, which compete with our products or services. Furthermore, several of the customers who currently use our products or the companies with whom we have entered into strategic relationships to use and market our products, may develop competing products. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for financial governance solutions. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, financial condition and results of operations.

We face risks associated with our international operations that could harm our financial condition and results of operations.

Historically, a small percentage of our revenues have been generated by our international operations. However, our future growth and success are in part dependent on continued growth and success in international markets.

As is the case with most international operations, the success and profitability of our international operations are subject to numerous risks and uncertainties that include, in addition to the risks our business as a whole faces, the following:

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

Our industry and our customers’ industry are subject to government regulations that could limit our ability to market our products.

Our current and prospective customers include non-U.S. and U.S. state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, our products and services must be designed to work within the extensive and evolving regulatory constraints under which our customers operate. If our products fail to comply with regulations applicable to our customers, or if we cannot respond in a timely and cost-effective manner to changes in the regulatory environments of each of our customers, our product sales could be materially adversely affected, which could have a material adverse effect on our business, prospects and results of operations.

We rely on strategic relationships that may not continue in the future.

We have developed strategic relationships with other companies. Historically, we have relied in part on these relationships to co-market our products and generate leads for our direct sales force. However, these relationships are not exclusive, and the third party generally is not obligated to market our products or provide leads. We will need to establish additional strategic relationships to further successfully grow the business.

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

Our two largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of our ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of our ADSs.

Our two largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of our ADSs.

The Irish takeover rules, our articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of our ADSs.

The provisions of the Irish takeover rules, as well as provisions of our articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of our ADSs. In addition, the rights of our shareholders under the takeover rules or Irish law could differ from, and be more limited than, the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

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

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc. (“Assurity”), a privately held company in the U.S., for a total initial consideration of US$2.8 million subject to final adjustment relating to performance related contingent cash consideration. The initial purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payment of US$705,000 earned by the acquired business for fiscal 2007 and transaction costs of US$43,000. In addition, the Company will be required to pay additional performance related contingent cash consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement for fiscal 2008 and fiscal 2009. The fiscal 2007 performance related consideration of US$705,000 was paid in the quarter ended April 30, 2007. The fiscal 2008 performance related consideration of US$1 million was paid in the quarter ended April 30, 2008. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. Assurity provides an enterprise process management system for general ledger account reconciliation, review and certification. The product, AssureNET, is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. The acquisition strengthens the Company’s market position with customers benefiting from AssureNET functionality being integrated into Trintech’s ReconNET. These combined products provide an end-to-end solution for general ledger account reconciliation, review, certification and risk management.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc. (“Concuity”), a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million. The consideration comprised of the initial cash consideration paid on closing of US$5.5 million and performance related consideration payable over two years, which is estimated at US$2 million, which is guaranteed. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. Our Concuity business’ primary value proposition is providing healthcare providers with software applications to allow them to recover revenue that has not been paid by payers (generally healthcare insurance companies) due to the complexity of the healthcare billing process in the United States. The Concuity solutions provide hospitals, integrated health systems and outpatient clinics the visibility and control needed to analyze and negotiate contracts with payers, ensure accurate compliance with contractual obligations, and resolve revenue loss tied to denials and underpayments of healthcare claims through reconciling the remittance (Explanation of Benefit) to the claim prepared on the basis of the payer contract. The Concuity solutions deliver its web-based software suite, ClearContracts, through an application service provider (“ASP”) model and complements this technology with a revenue recovery services offering.

On February 14, 2008, the Company acquired the outstanding shares of Movaris, Inc., a privately held company in the U.S. for an initial consideration of US$8.4 million subject to final adjustment related to performance related contingent consideration. The total purchase costs comprise US$7.1 million in cash, 507,765 Trintech American Depositary Shares (ADSs) amounting to US$1.3 million valued at the time of the closing of the acquisition and transaction costs of US$311,000. In addition, the Company will be required to pay additional performance related contingent cash consideration in the event the closing price of one ADS does not equal or exceed US$6 for at least ten consecutive business days in the period commencing with the six month anniversary of the closing date and ending on December 31, 2009 subject to Movaris achieving revenue and EBITDA milestones in the six months period following the closing date. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. Movaris solutions integrate and manage the financial close and other governance, risk and compliance processes. Movaris solutions encompass Sarbanes-Oxley compliance, financial close, account reconciliation, governance, risk and compliance (GRC), and enterprise risk manager applications. Movaris has over 80 enterprise customers that span a broad range of industries. Movaris has led the creation of advanced and innovative solutions for the “Last Mile of Finance”, the phase of financial management prior to public disclosure where aggregated financial and operational information is turned into a set of financial statements, now widely recognized by both industry analysts and domain experts as a critical process within the finance function. In 2007, Movaris expanded upon that original vision and solution to address the emerging concept of the risk-optimized enterprise with the addition of the GRC and enterprise risk manager applications.

B.     Business Overview

We are a leading global provider of integrated financial governance, transaction risk management, and compliance solutions. We enable companies to achieve excellence in financial governance and performance management through a comprehensive platform of account reconciliation, accounting compliance, and financial reporting applications across the financial lifecycle.

Over 580 leading global organizations are realizing the benefits of Trintech solutions every day to:

•	Gain greater control, visibility, and efficiency across financial processes;

•	Improve financial performance through stronger management of revenue and cost cycles;

•	Ensure the accuracy and integrity of financial data, thereby reducing the risk of material weaknesses and restatements; and

•	Drive immediate efficiencies and cost reductions in financial operations through automation and scalability.

The Company supplies six key products and services:

•

ReconNET – which has extensive reconciliation capability with specific emphasis on reconciliation and exception management of high volume transaction processing environments. ReconNET has a market leading position in the US retail market, where it is used extensively by treasury and financial control departments in reconciling banking records and cash deposits with point-of-sale transaction records. Trintech’s reconciliation solution is delivering results to many of the most recognized retail organizations in the world, including 14 of the top 25 (7 in the top 10) publicly traded retail organizations according to 2007 STORES Triversity Top 100 Retailers.

•

AssureNET – which provides an enterprise process management system for general ledger account reconciliation, review and certification. AssureNET is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. This capability has particular benefits for large corporations and for complex transaction processing businesses, such as financial institutions.

•

Unity – is a comprehensive suite of financial close, enterprise compliance and risk management applications that allows customers to manage performance and compliance by providing a Control Management Framework enabling CFO’s and other senior finance professionals to plan, scope, schedule, perform, manage and report on their governance, risk and compliance control efforts. This product set was recently acquired through the acquisition of Movaris, Inc.

•

xlNET – is a spreadsheet inventory, migration, analysis, reporting, and auditing solution that is intuitive and easy-to-use. The application complements our other reconciliation solutions to provide clients with a Sarbanes-Oxley compliant framework for managing critical spreadsheets associated with account reconciliation, financial reporting, budgeting, forecasting, revenue recognition, and other key financial processes.

•

On Demand Services – this involves the provision of ASP services for ReconNET and AssureNET, as well as the provision of the DataFlow Transaction Network service, which is engaged in the retrieval, processing, aggregation and delivery of transaction data between a financial institution and its customers. The DataFlow Transaction Network currently processes transaction data from over 20,000 accounts in over 5,000 banks in the United States. Traditionally, the DataFlow services supported the provision of daily bank statement data to support the reconciliation and transaction management process. The network has now been expanded to enable the processing of other forms of transaction data to support our customers’ businesses.

•

ClearContracts – this Software-as-a-Service application (“SaaS”) enables healthcare providers to optimize contract profitability by reconciling payments received from their patients’ insurers to amounts they should have received from claims under the terms of their respective contracts. Using advanced workflow, a healthcare provider’s finance department is then able to resubmit underpaid or denied claims and increase revenue by ensuring reimbursement of the contracted amounts. In addition, ClearContracts provides executive visibility of contract performance and yield and allows healthcare providers to model expected revenues arising from negotiated contract changes.

The Company generated revenues of approximately US$32.9 million in fiscal 2008, US$25.8 million in fiscal 2007 and US$21.0 million in fiscal 2006. Approximately 63% of the Company’s revenue is recurring revenue from the provision of transaction services, monthly service SaaS and ASP fees, annual license fees and support fees. The remaining 37% of revenue is generated from initial license fees of our software products and the provision of professional services, such as implementation fees.

The Company has a customer base of more than 580 industry leaders, including 19 of the Fortune 50 and 101 of the Fortune 500 companies. Trintech’s customers include retail chains, commercial companies, financial institutions and healthcare providers in the United States, the UK and the Republic of Ireland, continental Europe and Australia. Top customers in recent years include Accenture, Regis Corporation, Sodexho Operations, Target Stores, Providence Health and Cleveland Clinic.

The Trintech Solution

Trintech’s solutions deliver key competitive advantages to our customers to address the need for integrated financial governance, transaction risk management, and compliance solutions in the following areas:

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

Solid Infrastructure and Support. We have the necessary resources in place to properly support a variety of organizations though our Professional Services, Customer Support, and Relationship Management teams. Each group provides unique expertise and support necessary to ensure the long-term success of our clients. Additionally, we provide a monthly newsletter, conduct webinars for education and awareness, and schedule periodic on-site visits. An annual Customer Conference is also offered, as well as support for local user groups with the specific aim of ensuring customer awareness, training, education, and success.

Cost Efficiency: Our applications and services allow our customers to reduce their current cost base through automation and process efficiency, reduce their internal and external compliance costs as well as increase their revenue when our applications and services are used for revenue reconciliation processes.

Flexibility and Scalability. System flexibility, scalability and performance are distinguishing features of our solutions allowing clients to easily manage their growth, maintain history in the database, and add reconciliation and other processes without degradation in performance. Our clients have automated over 100 processes, from reconciliation to compliance reporting, including Depository Accounts, Credit & Debit Cards, Accounts Payable, Accounts Receivable, Purchasing Cards, Gift Cards & Gift Certificates, Disbursement Accounts, Lockbox Accounts, Returned Checks, Lottery, Pharmacy Claims, Healthcare Revenue reimbursement, Electronic Invoices & Payments, Inventory & Fixed Assets, Raw Materials and Supplies, Operating Accounts, Suspense Accounts, and General-Ledger Interfaces. This unprecedented flexibility provides a platform for significant financial returns, initially and ongoing.

High Transaction Volume Environments. Our clients can easily manage high volume transaction environments. All of our solutions are designed to monitor multiple processes involving multiple jobs and millions of data items each day.

Control and Auditability. Our solutions enforce our clients’ internal control structure and facilitate the creation of documents and reports needed to comply with recent regulatory requirements such as the Sarbanes-Oxley Act of 2002.

Data Integrity. All reconciliation processes are contained in a controlled environment where no external system or software are required or needed to facilitate the reconciliation accounting lifecycle. Our solutions have the ability to post to other systems as well as pass data to other systems without any intervention from the user using transaction codes to identify unique transactions.

Implementation Flexibility. Our solutions can be implemented and operated with minimal IT involvement on a SaaS, hosted or ASP basis, enabling IT personnel to focus on other projects critical to the business of our customers.

Ease of Use. Our solutions provide intuitive interfaces that simplify daily tasks such as interactive matching, exception management, research, and balancing.

Trintech’s Growth Strategy

The Company’s mission is to be a leading global provider of integrated financial governance, transaction risk management and compliance solutions. The Company is growing its financial software solutions and services business through capitalizing on an increasing demand for financial governance, transaction risk management, compliance and revenue and cost cycle management solutions globally; offering new products and services from acquisitions completed by the Company to its existing customer base; and continuing to grow its market share of the healthcare market. The future growth of the Company will be underpinned by a strong core customer base and an established market position. The Company proposes to expand this business franchise through investment in new products and markets, particularly outside of the United States, and will continue to seek further acquisition opportunities in the target markets.

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

The Healthcare Advisory Board, a US healthcare market intelligence firm, estimated in a 2005 report that healthcare providers experience up to 6% revenue leakage due to inappropriate healthcare insurance company denials and underpayments, representing more than US$60 billion in lost revenue per annum, making revenue cycle management the new frontier of healthcare investment following the electronification of patient records and automation of the process of submitting claims to insurers.

In fiscal 2008, the Company continued an investment program to drive financial governance revenue growth in new vertical markets. While these investments will have a negative impact on earnings in the short term, they, combined with the acquisition of Concuity and Movaris, present growth opportunities within our target markets and position the Company for long term growth.

The key components of the Company’s strategy are:

•	Continue to increase revenue for our solutions in the financial governance market, where there is demand for an integrated suite of governance applications;

•	Expand direct sales resources and indirect channels through strategic partnerships to increase market share for our key products;

•	Expand demand for the Unity product set across our existing customer base;

•

Establish our Lifecycle Management (LCM) Payments product in the financial services market. This product enables financial service organizations to offer disbursement reconciliation and management services on an ASP basis to their customers;

•	Extract cost synergies from acquisitions to drive growth in Earnings before Interest, Tax, Amortization and Depreciation or EBITDA.

•

Develop the healthcare market growth opportunity particularly in the top 1,000 healthcare facilities in the United States, where significant investment is being made to improve transaction efficiency and reduce revenue leakage; and

•	Acquire complementary products, customers and partnerships to accelerate growth in existing markets and expand into new markets.

Trintech Products

The Company’s financial governance and transaction management solutions have a proven track record of delivering tangible benefits to clients in a variety of industries, including healthcare, retail, financial services, manufacturing and distribution, education, government, telecommunications, oil & gas, and more. The Company’s products can be deployed on a stand-alone basis, combined with each other to provide an end-to-end secure solution, or integrated with third party products. In addition, the Company’s products support a broad range of communication protocols and security standards. The Company’s products also support multiple currencies, languages and payment protocols. In connection with the license of the Company’s products, we provide a range of support services to the Company’s customers including preventative maintenance, compliance, upgrades, site inspections and 24-hour telephone and on-line support.

The Company operates in two segments: FMS and Healthcare. The following table summarizes the Company’s significant product lines and their associated target customer base.

Product Line – FMS	Target Customer Base
ReconNET AssureNET GL Unity xlNET On-Demand Solutions DataFlow Transaction Network	Any business seeking to automate and manage their transaction risk management, reconciliation workflow, financial close, revenue enhancement and compliance processes. Additionally, any company that seeks to automate the retrieval, processing, aggregation and delivery of transaction data from financial institutions.

Product Line – Healthcare	Target Customer Base
ClearContracts Revenue Recovery Services	Any mid size to large healthcare provider organization seeking to optimize contract performance and to achieve greater contract compliance, improved profitability and transaction visibility across their enterprise, as well as increased efficiency across their payment lifecycle.

FMS Products: Reconciliation and Financial Governance

The Company’s reconciliation and financial governance solutions offer our customers more control over their accounting and treasury lifecycle by optimizing enterprise funds management and payment lifecycle management. Building on the success of ReconNET in North America, the Company has expanded its reconciliation and funds management products to new markets in Europe, in response to customer demand for transaction risk management solutions.

The complete suite of reconciliation and financial governance products from our FMS division includes:

•

ReconNET – has extensive reconciliation capabilities with specific emphasis on reconciliation and exception management of high volume transaction processing environments. ReconNET has a market leading position in the US retail market, where it is used extensively by treasury and financial control departments in reconciling banking records and cash deposits with point-of-sale transaction records. Trintech’s reconciliation solution is delivering results to many of the most recognized retail organizations in the world, including 14 of the top 25 (7 in the top 10) publicly traded retail organizations according to 2007 STORES Triversity Top 100 Retailers.

•

AssureNET GL – provides an enterprise process management system for general ledger account reconciliation, review and certification. AssureNET GL is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. This capability has particular benefits for large corporations and for complex transaction processing businesses, such as financial institutions. Our clients include some of the most recognizable names in their industries, including Accenture, Reuters, AMC Theatres, Regis Corporation, Hess Corporation, JohnsonDiversey, and MeadWestvaco. In competitive evaluations, involving other vendor products, Trintech’s AssureNET GL is readily recognized as a superior offering, due to its sophistication and its ability to be configured to our customers’ rules.

•

Unity – is a comprehensive suite of financial close, enterprise compliance and risk management applications that allows customers to manage performance and compliance by providing a control management framework enabling CFOs and other senior finance professionals to plan, scope, schedule, perform, manage and report on their governance, risk and compliance control efforts. This product set was recently acquired through the acquisition of Movaris, Inc.

•

xlNET – is a spreadsheet inventory, migration, analysis, reporting, and auditing solution that complements our AssureNET GL and ReconNET reconciliation solutions to provide clients with a Sarbanes-Oxley compliant framework for managing critical spreadsheets associated with account reconciliation, financial reporting, budgeting, forecasting, revenue recognition, and other key financial processes. xlNET is the Company’s solution for the growing worldwide demand for spreadsheet management software. According to the 2006 Ventana Research report, The Spreadsheet Management Market – Worldwide Demand Forecast 2006-2011, demand for Spreadsheet Management software will approach US$500 million by 2011, up from US$15 million in 2006.

•

On-Demand Services – is the provision of ASP hosted services for ReconNET and AssureNET, as well as the provision of DataFlow Transaction Network, which retrieves, processes, aggregates, and delivers transaction data gathered from financial institutions for our customers. Traditionally, DataFlow

Services have supported the provision of daily bank statement data to support the reconciliation and transaction management process. The network has now been expanded to enable the processing of other forms of transaction data to support our customers’ businesses.

•

The DataFlow Transaction Network – allows customers to outsource the daily retrieval, processing, aggregation, and delivery of bank statements and account analysis files, eliminating data acquisition costs and effort, increasing cash flow, and minimizing exposure to fraud. Our network provides validated data from any bank, formatted for easy import into any type of financial system. Through usage of the DataFlow Transaction Network, customers can reduce manual processes and errors, save operational costs and increase cash flow through minimizing overdraft fees and shortening month end procedures. As of January 31, 2008, the DataFlow Transaction Network processed transaction data from over 20,000 accounts in over 5,000 banks in the United States.

Healthcare Products: Revenue Enhancement, Reconciliation and Transaction Management

•

ClearContracts – is a SaaS application which enables healthcare providers to optimize contract profitability by reconciling payments received from their patients’ insurers to amounts they should have received from claims under the terms of their respective contracts. Using advanced workflow, a healthcare provider’s finance department is then able to resubmit underpaid or denied claims and increase revenue by ensuring reimbursement of the contracted amounts. In addition, ClearContracts provides executive visibility of contract performance and yield and allows healthcare providers to model expected revenues arising from negotiated contract changes.

•

Revenue Recovery Services – augments a healthcare providers’ operational staff with ClearContracts professional revenue recovery experts and allows them to share best practices—ultimately enabling healthcare providers’ staff to take full advantage of the technology solution to automate and streamline collection efforts.

Services

To complement and support the Company’s product offerings, we provide the Company’s customers with the following services:

•

Consulting services. The Company’s consulting team provides comprehensive project management, using sophisticated methodologies and tools to identify customers’ business objectives and requirements for transaction risk management solutions. We implement these solutions with the Company’s customers according to mutually agreed plans and milestones. We also provide in-house product consultation, and provide technical services to design or enhance customers’ existing information technology infrastructure.

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

•

Post contract customer support services. The Company maintains a customer support help desk and technical support organization at our offices in London, Chicago, San Jose and Dallas. We offer telephone and web support for many of our products 24 hours a day, seven days a week. We also have field technical support personnel who work directly with our sales force, distributors and customers. Customers may elect to purchase a maintenance contract, renewable annually or for multiple years. Under these contracts, we agree to provide corrections for identified program errors for supported versions of our software products, version upgrades for software, telephone consultation, and web-based access to solutions, patches and documentation.

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

The Company’s software is developed using Java, C#, .NET, Smalltalk, and industry standard web programming languages and standards and incorporates the following features:

•

System Architecture. The Company’s products are modular in design and flexible in implementation and configuration, so that they can be rapidly adapted to address specific customer requirements. We employ an object oriented systems architecture, allowing us to add and re-use functionality across existing and new products, lowering the Company’s product development costs. The Company’s modular design can improve the Company’s time to market for new products.

•

Security and encryption. Due to the sensitive nature of the data handled by the Company’s products, we have developed significant expertise in encryption technology. Where appropriately deployed, this functionality incorporates advanced security algorithms including DES, Triple DES and RSA private/public key and other advanced proprietary algorithms.

•

Protocols and infrastructure. It is critical that the Company’s products be interoperable with a wide range of payment networks and customer information technology systems. The Company’s products therefore feature advanced application programming interfaces (APIs) to facilitate interoperability with payment systems and applications. The Company’s products also support a variety of communications protocols, including Internet (http/https, ftp/s-ftp,etc.) and telecommunications protocols such as X.25, ISDN and ATM, as well as specific bank authorization and settlement protocols.

•

Support of widely accepted technologies. The Company’s products are configured to run on operating systems and to support databases widely adopted by the payment and transaction process management industry. This includes the Windows, Linux and UNIX operating systems and Oracle and Microsoft databases. They are also designed to integrate easily with enterprise resource planning and financial software systems, such as Oracle and SAP.

The Company has attained Gold Certified Partner status in the Microsoft Partner Program with a competency in ISV/Software Solutions. This status recognizes the Company’s expertise with Microsoft technologies and ability to meet customers’ needs. Microsoft Gold Certified Partners receive a rich set of benefits, including access, training and support from Microsoft.

Microsoft competencies, such as a competency in ISV/Software Solutions, are designed to help differentiate a partner’s capabilities with specific Microsoft technologies to customers looking for a particular type of solution. Each competency has a unique set of requirements and benefits, formulated to accurately represent the specific skills and services that partners bring to the technology industry.

Customers

We have a customer base of over 580 retail chains, commercial companies, financial institutions and healthcare providers. Our top revenue generating customers in fiscal 2008, by customer segment in alphabetical order, are as follows:

FMS	Healthcare
Cube Corporate Release	Cleveland Clinic
Proquire, part of Accenture	Continuum Home Health
Regis Corporation	Providence Health
Sodexho Operations	Riverside Medical Center
Target Stores

Sales and Marketing

The Company’s sales and marketing strategy is closely aligned with the Company’s product suite. The Company’s broad product offering, innovative open platform and business model approach creates a strong opportunity to pursue a sales and marketing strategy that leverages the Company’s core strengths. We have a proven ability to successfully leverage our existing customer relationships and our broad product offering in order to cross-sell additional software products and services. Once a customer relationship has been established, the Company seeks to leverage its financial governance and transaction risk management experience to add value to the customer solution, often developing a trusted advisor relationship. Product functionality and features are engineered to deliver performance effectiveness, cost savings and added value in the form of greater visibility, control, risk management and compliance. The effectiveness of this strategy is significantly enhanced by the Company’s leadership position within certain key vertical market sectors.

The Company’s marketing team includes product marketing managers and corporate communication specialists. The product marketing teams research, analyze and identify emerging customer requirements and market trends and work closely with the research and development teams to ensure new products and services meet the needs of the Company’s customers. The marketing teams help implement effective go-to-market plans, including pricing models, and promotional and channel selection intended to ensure a successful new product launch. The corporate communication specialists promote and communicate the Company’s branded products and services through various marketing initiatives such as product launches, trade shows, leading research analysts, customer conferences and other public relations activity. In addition, the Company leverages its on-line marketing assets such as its web-site and webinars and optimizes search engines as part of its marketing strategy.

The Company’s sales and marketing efforts are targeted at three principal regions:

•	Europe, Middle East and Africa;

•	North and South America; and

•	the Asia-Pacific region.

The Company’s principal market is the United States, which represented 90% of the Company’s total revenue in fiscal 2008.

The Company’s sales strategy for all product lines is to use the Company’s direct sales force in conjunction with indirect distribution channels, such as regional distributors and sector-specific leaders.

Direct Sales Channel Strategy

We have direct sales offices in Dallas, Texas; San Jose, California; Vernon Hills, Chicago; London, United Kingdom; and Rotterdam, The Netherlands. These offices coordinate direct sales and manage indirect sales channels in the various regions. Due to the technical nature of the Company’s products, members of the direct sales force are often supported by pre-sales technical support staff that are key to closing sales contracts and winning customer confidence.

The Company’s direct sales accounted for 99% of the Company’s total revenues in fiscal 2008. At January 31, 2008, we employed 41 direct sales people who primarily target retail chains, commercial companies, financial institutions and healthcare providers.

Indirect Sales Channel/Partner Strategy

To further facilitate worldwide market penetration and complement the Company’s direct sales efforts, we have expanded and plan to further expand indirect sales channel and partner relationships. These relationships primarily act as referrals for the Company’s direct sales force.

We currently have active distribution relationships with Cube Corporate Release, Fiserv- Freedom, Prodiance, Eroomnet and Spectrum. The following describes the Company’s current indirect sales channel relationships:

Cube Corporate Release. The Company’s current distribution partnership gives Cube the non-exclusive right to market, implement and support ReconNET and AssureNET in Poland.

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

Research and Development

We intend to continue to develop innovative financial governance and performance management solutions to respond to the needs of the Company’s customers in this rapidly changing industry, particularly where we believe we can leverage our existing product set. We have developed the Company’s products independently, through the Company’s research and development team, through funded development projects and through acquisition. From time to time, we have acquired or licensed technology from third parties.

We have now concentrated research and development in the following centers:

•	Dallas, Texas: financial governance, transaction risk management and compliance products and services;

•	San Jose, California: compliance and risk management solutions; and

•	Vernon Hills, Chicago: healthcare revenue cycle solutions.

For the fiscal years 2006, 2007 and 2008 approximately 12%, 19% and 15% of the Company’s revenues, respectively, were dedicated to research and development expenses. Research and development expenses totaled US$2.5 million for fiscal 2006 and US$4.9 million for each of fiscal 2007 and fiscal 2008. The rate of increase in research and development expenses has leveled off in fiscal 2008 due to reduction in staffing costs and expenditure associated with the development of the next generation of our FMS product platform. The new FMS product platform was substantially complete at the end of fiscal 2008. The reduction in costs on the FMS product platform was offset by additional development related costs due to the inclusion of a full year of costs relating to our Healthcare division. Only two months of expenditures was included in the group results in fiscal 2007.

Seasonality

Although we do not consider our business to be highly seasonal, we generally experience the greatest demand for our products and services in the last quarter of the year and also in the last month of each quarter. However, due to our high levels of recurring revenue contracts, revenue from SaaS, ASP and transaction service fees is evenly spread throughout our financial year.

Competition

The financial governance, risk management and compliance industry is competitive, and we expect competition to increase as other companies introduce new software products and services.

In the financial governance software market, the competitive landscape varies by product line. There is no competitor that we compete with across all product lines. We primarily compete with Fiserv (Checkfree) and Chesapeake Systems for our ReconNET product, Black Line Corporation for our AssureNET product, Paisley Consulting and Open Pages in the Sarbanes-Oxley compliance market and Accuro and MED Assets in the healthcare market.

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

Intellectual Property and Proprietary Rights

The Company’s success is dependent on the Company’s proprietary software technology. The Company relies on a combination of trade secrets, contractual rights, copyright law, non-disclosure agreements and trademarks to establish and protect the Company’s proprietary rights in the Company’s products and technologies.

The Company’s registered trademarks include the following:

Trademarks	Regions Issued
• Trintech • Concuity • ClearContracts • ReconNET • Bank Fee Analysis • DataFlow Services • xlNET • Movaris	• European Union, Ireland, U.S. • U.S. • U.S. • U.S. • U.S. • U.S. • U.S. • U.S.

In addition to trademarks and technology licenses, the Company has developed an extensive portfolio of copyrights, know-how and trade secrets over the past 20 years as it has developed solutions for the financial governance, transaction risk management and compliance markets. Except for the intellectual property described above, we are not currently dependent on any intellectual property that is of material importance to the Company’s business or profitability.

Principal Markets

The Company operates in two segments: FMS and Healthcare. For a description of the product markets in which we compete, including a breakdown of total revenues by segment and geographic market for each of the last three financial years, see note 16 of the F-pages.

C.     Organizational Structure

The following is a list and brief description of the Company’s significant subsidiaries:

Trintech Technologies Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the outstanding share capital of Trintech Technologies Limited is owned by the Company. The principal activity of Trintech Technologies Limited is the sale of financial governance and transaction risk management software and the licensing of its intellectual property to its subsidiaries.

Trintech Limited, a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the voting securities of Trintech Limited are owned by the Company. The principal activity of Trintech Limited is the licensing of patented technology.

Trintech UK Limited, a wholly-owned subsidiary, is a limited liability company incorporated in the United Kingdom. All of the outstanding share capital of Trintech UK is owned by the Company. The principal activity of Trintech UK is the sale of transaction risk management solutions.

Trintech Inc., a wholly-owned subsidiary, is a California corporation. All of the outstanding share capital of Trintech Inc. is owned by the Company. The principal activity of Trintech Inc. is the sale of financial governance and transaction risk management solutions.

Movaris, Inc., a wholly-owned subsidiary, is a California corporation. All of the outstanding share capital of Movaris, Inc. is owned by the Company. The principal activity of Movaris, Inc. is the sale of compliance and risk management solutions. This company was acquired in February 2008 and is not included in the financial statements of the Company for fiscal 2008.

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

D.     Property, Plants and Equipment

The Company’s principal executive and administrative offices are located in Dublin, Ireland. The Company’s principal trading offices for North and South America are located in Dallas, Texas. The Company also has offices for research and development in San Jose, California and Vernon Hills, Chicago and sales and marketing personnel in San Jose, California; Vernon Hills, Chicago; Lawrence, Kansas; London, United Kingdom and Rotterdam, The Netherlands. We believe the Company’s current facilities are sufficient for the conduct of its business for the foreseeable future.

As at January 31, 2008 we leased the facilities described below:

Description	Square Footage	Used by The Company	Sub-Leased to Third Party	Available For Sub-Lease	Earliest Lease Termination Date
Ireland
Dublin	4,596	4,596	—	—	2009

USA
Dallas, Texas	34,453	27,085	7,368	—	2014
Vernon Hills, Chicago	7,300	7,300	—	—	2009
Lawrence, Kansas	1,410	1,410	—	—	2008
Hayward, California	6,819	—	—	6,819	2009

United Kingdom
London	700	700	—	—	2008

The Netherlands
Rotterdam	635	635	—	—	2008

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

A.    Operating Results

Overview

We enable companies to achieve excellence in financial governance and performance management through a comprehensive platform of account reconciliation, accounting compliance, and financial reporting applications across the financial lifecycle.

Over 580 leading global organizations are realizing the benefits of Trintech solutions every day to:

•	Gain greater control, visibility, and efficiency across financial processes;

•	Improve financial performance through stronger management of revenue and cost cycles;

•	Ensure the accuracy and integrity of financial data, thereby reducing the risk of material weaknesses and restatements; and

•	Drive immediate efficiencies and cost reductions in financial operations through automation and scalability.

On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly. The gain on sale is reflected in the fiscal 2007 results. In addition, the Company closed its German business in the quarter ended October 31, 2006. The net loss in fiscal 2008 for the continuing business amounted to US$4.3 million. The Company has two business segments: FMS and Healthcare.

The disclosure below reflects the results of operations from the continuing business.

FMS Business

FMS is primarily engaged in marketing and selling licenses for the Company’s financial governance and transaction risk management software and related maintenance, development and installation services. FMS includes the business of DataFlow which is engaged in the retrieval, processing, aggregation and delivery of all transaction data in daily bank statements. The FMS business generated revenues of approximately US$28.5 million in fiscal 2008, US$25 million in fiscal 2007 and US$21 million in fiscal 2006. The FMS business has in excess of 550 customers.

Over the last year, the Company has taken a number of steps to build the FMS business and expand its product offering, as follows:

•

In February 2007, the Company announced the availability of AssureNET Express. AssureNET Express complements Trintech’s current line of On-Demand solutions, including ReconNET for high volume, transaction-intensive account reconciliation, and Treasury eNET for treasury and cash management. AssureNET Express leverages the capabilities of AssureNET GL to provide mid-market organizations with a process management and internal control system for GL reconciliation, review and certification. For a fixed monthly fee, the web-based accounting compliance application leverages a best practices configuration to deliver many of the same benefits of our enterprise software, but with reduced implementation effort and assistance required from IT.

•

In February 2007, the Company also announced its partnership with Prodiance Corporation, a leading provider of solutions for financial spreadsheet remediation and control, and the availability of xlNET, a spreadsheet compliance tool that automates all aspects of the spreadsheet compliance lifecycle. Spreadsheet compliance is a natural extension of Trintech’s accounting compliance suite, which provides solutions for automating critical accounting processes, including transaction matching, exception management, account reconciliation, and closing cycle activities. By partnering with Prodiance, the Company’s solutions help optimize compliance processes, streamline operations, and reduce risks.

•

In June 2007, the Company announced it has successfully implemented technology from Microsoft to accelerate the development and deployment of its next generation of financial accounting and compliance solutions. Through comprehensive architecture design sessions with the Microsoft Technology Team. The Company has mapped its software architecture, utilizing the .NET framework, onto Microsoft Windows Vista and “Longhorn” Server.

•

In August 2007, the Company announced the availability of ReconNET 7.4. ReconNET 7.4 is the latest release in the Company’s integrated suite of financial governance software. The newest version of the Company’s reconciliation and account balancing application helps clients further streamline reconciliation workflow; reduce resource allocation to the reconciliation and exception management process; improve auditing, documentation, and internal control; and speed exception management resolution.

•

In October 2007, the Company announced significant enhancements in the new release of its accounting compliance software solution, AssureNET GL. AssureNET GL version 3.3 moves beyond general ledger reconciliation and certification to include integration between AssureNET GL and the Company’s transaction matching, exception management, and automated reconciliation solution, ReconNET, which is designed to give complex global organizations a fully Sarbanes-Oxley compliant transaction matching, reconciliation, and accounting compliance platform. AssureNET GL 3.3 includes user interface enhancements that increase efficiency and flexibility, as well as new security, search, and reporting features. This latest release of AssureNET GL, which is based on client feedback, significantly increases functionality with both enhancements to existing utilities, and the addition of critical new features.

•

In October 2007, the Company announced the release of its innovative Lifecycle Management (“LCM”) Payments solution for financial institutions. LCM Payments is a browser-based account reconciliation and positive pay solution that enables financial institutions to provide their clients with a more diverse range of real-time capabilities, based on customer-specific business requirements, while consolidating multiple existing systems into a single integrated platform. LCM Payments supplements other financial services solutions with advanced fraud prevention technology to provide clients with enhanced visibility into the status of their account reconciliation programs. LCM Payments is integrated into a client’s environment and features an intuitive dashboard interface that allows clients to manage a variety of transaction types, including checks, wires, ACH, and unclaimed property. Users can perform adjustments, view check images, submit updates, investigate exceptions, and initiate reports online in real-time. Through LCM Payments, financial institutions can offer their clients customized workflows for business actions, status, and exceptions, including Paid Not Issued, Duplicate Issued & Paid, Stale Paid, and more. Additionally, clients can review and manage transactions for all types of accounts, including DDA, depository, and corporate accounts. LCM Payments provides both financial institutions and their clients with enhanced visibility into the entire lifecycle of any payment type, including Check 21 Substitute Checks, IRDs, and Electronic Images.

•

In December 2007, the Company announced it had attained Certified Partner status in the Microsoft Partner Program with a competency in ISV/Software Solutions. This status recognizes the Company’s expertise with Microsoft technologies and ability to meet customers’ needs. Microsoft Certified Partners receive a rich set of benefits, including access, training, and support, from Microsoft.

•

In January 2008, the Company announced the availability of I-TRACS 5.5, the latest version of its tracking, research, adjustment, and collection application. This release extends existing capabilities to improve collection item processing, increase efficiency, and enhance security. Enhancements to I-TRACS 5.5 include enhanced search capability for zero dollar amounts and wildcard searches on reference fields; increased field lengths to enable more content; visibility to the memo history for all previously created memos; and new reporting features. Security enhancements provide the necessary controls to mitigate risk, including Item Status Control so that operators cannot select an invalid “next” state for an item status unless they have authorization, and Report Ownership Security with three security options – Public, Shared, and Private.

•

In February 2008, the Company acquired Movaris, Inc., a venture-backed company located in San Jose, California. Movaris solutions integrate and manage the financial close and other governance, risk and compliance processes. Movaris solutions encompass Sarbanes-Oxley compliance, financial close, account reconciliation, GRC and enterprise risk manager applications.

•

In May 2008, the Company announced enhancements to its AssureNET GL accounting compliance application for general ledger reconciliation, review and certification. AssureNET GL 4.0 delivers a new level of product usability. AssureNET GL 4.0 enhancements include the addition of an operational dashboard with comprehensive drill down capabilities, design modifications that enhance the user experience, context-based help files, support for SQL 2005, and enhanced integration with other Trintech products. AssureNET GL 4.0 demonstrates Trintech’s commitment to providing functionally rich, flexible, user-friendly solutions that are critical to gaining end-user adoption.

The FMS business continued to perform strongly in fiscal 2008 and the Company continued its investment program to drive financial governance and transaction risk management revenue growth in new vertical markets. While these investments will have a negative impact on earnings in the short term, they combined with the acquisition of Assurity and Movaris, present opportunities within the FMS existing target markets and position the Company for long term growth.

The Company has divested its Payments business to reinforce its strategic focus on its financial governance, transaction risk management and compliance business. The future growth of the Company will be underpinned by a strong core customer base and an established market position. The Company proposes to expand this business franchise through investment in new products and markets and will continue to seek further acquisition opportunities in its target markets.

Healthcare Business

The Healthcare division was formed in June 2006, to help healthcare providers, payers and financial institutions optimize the claim to payment transaction process, including transaction reconciliation and workflow management of exceptions. The Healthcare division generated revenues of US$4.4 million for fiscal 2008 and US$781,000 for the two months ended January 31, 2007 and has in excess of 20 customers.

Over the last 12 months, the Company has taken a number of steps to build the Healthcare business and expand its product offering, as follows:

•

In June 2007, the Company announced the availability of EOB PRO for ClearContracts, its web-based, revenue cycle management system. ClearContracts helps healthcare providers identify and correct underpayments due to payer non-compliance in the contract revenue cycle. EOB PRO converts paper-based Explanation of Benefits (EOBs) into HIPAA standard 835s, eliminating the intensive, manual process of posting paper EOB payments to a healthcare billing system.

•

In October 2007, the Company announced that the Healthcare Financial Management Association (HFMA) recently examined ClearContracts for Hospitals and Physician Groups, a solution that helps increase hospital revenue through the identification and correction of payer non-compliance issues in the contract revenue cycle, using the new Peer Review process. After undergoing the rigorous review, ClearContracts now features the notable “Peer Reviewed by HFMA” mark.

•

In October 2007, the Company announced the availability of ClearContracts 7.2, the latest version of Concuity’s ClearContracts solution which increases calculation engine modeling capabilities and system usability. ClearContracts 7.2 gives healthcare organizations a broad range of enhanced modeling functionality that not only allows providers to model new contracts but also enables them to adjust their charges to more accurately reflect proposed reimbursement and more effectively negotiate future contracts. Enhancements to security and reporting features further increase enterprise-wide visibility, while enhancements to the user interface increase contract loading efficiency, flexibility, and consequently the user experience.

•

In November 2007, the Company announced the availability of the Concuity Healthcare Solution Suite for financial institutions comprised of ClearContracts for hospitals and ClearContracts Pro for professional groups. Both are web-based applications designed to fit into a healthcare organization’s revenue cycle management plan. ClearContracts enables all types of healthcare providers to analyze overall contract performance, verify expected reimbursement, and enhance the financial profitability of new and proposed payer contracts. Unlike other software providers, Concuity offers an innovative combination of services and web-based technology that allows providers to quickly gain control over payer contracts and immediately recover lost revenue due to underpaid claims. By offering the Concuity Healthcare Solution Suite as a component of their treasury management product set, financial institutions can provide their healthcare industry (lockbox) clients, with the ability to improve payor contract performance and visibility, all while enhancing cash flow and profitability. ClearContracts and EOB Pro include modules that assist healthcare providers with any stage of the revenue cycle, including: paper EOB to 835 conversion capability, denial management, revenue recovery services, documentation and compliance solutions, and contract management functionality.

•

In May 2008, the Company announced the availability of ClearContracts 8.0. The latest version of Concuity’s ClearContracts solution enables users to more efficiently manage institutional and professional claim reimbursement activities and maximize reimbursement for bundled claims as well as ambulatory payment/outpatient visits.

Revenue

The Company’s revenue is primarily derived from two sources:

License Revenue. Software license revenue, which represented 51% of total revenue in fiscal 2008, is derived from license fees from the Company’s financial governance and transaction risk management software and the provision of related support and maintenance services to customers. Customer support and maintenance fees are established as a percentage of the software license price, typically ranging from 15% to 18% per year, and are generally paid annually. The Company also licenses the Company’s software on a recurring rental (ASP) basis.

Service Revenue. The Company derives service revenue, which represented 49% of total revenue in fiscal 2008, from data delivery services, ASP and SaaS fees, consulting services, educational and training services, customization services and implementation services.

Total revenue from customers in the United States was US$29.6 million in fiscal 2008, US$23.6 million in fiscal 2007 and US$19 million in fiscal 2006. This represented approximately 90% of total revenue in fiscal 2008, 91% of total revenue in fiscal 2007 and 90% of total revenue in fiscal 2006. Total revenue from customers in Europe was US$2.3 million in fiscal 2008 and US$1.3 million in both fiscal years 2007 and 2006. This represented approximately 7% of total revenue in fiscal 2008, 5% of total revenue in fiscal 2007 and 6% of total revenue in fiscal 2006. Total revenue from customers located in the rest of the world was US$1 million in fiscal 2008, US$938,000 in fiscal 2007 and US$758,000 in fiscal 2006. This represented approximately 3% of total revenue in fiscal 2008 and 4% of total revenue in both fiscal years 2007 and 2006.

Recurring revenue accounted for over 63% of total revenue in fiscal 2008 and was derived from the provision of annual license fees, transaction services, support, SaaS and ASP fees. Recurring revenue accounted for 65% and 68% of total revenue in fiscal 2007 and fiscal 2006, respectively.

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

The Company defers sales commission and implementation costs on Healthcare SaaS and ASP contracts. The deferred commission amounts are amortized over the future revenue streams of the Healthcare SaaS and ASP customer contracts. Amortization of deferred commissions is included in sales and marketing expense in the accompanying consolidated statements of operations. The implementation costs incurred prior to revenue recognition are deferred and amortized over the remaining contract term which typically ranges from 24 months to 60 months. These deferred costs are included in prepaid and other current assets.

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

Taxation

The Company operates as a holding company with operating subsidiaries in the Republic of Ireland, the United Kingdom, the United States and two financing subsidiaries in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, the Company’s consolidated effective tax rate may increase to the extent that the Company reports tax losses in some subsidiaries and taxable income in others. In addition, the Company’s tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and share-based compensation.

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

Currencies

A portion of the Company’s revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations, primarily the U.S. dollar with the euro and the pound sterling, and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and a quarterly basis. As a result of such currency fluctuations, the Company recognized exchange gains of US$383,000 and US$444,000 in fiscal 2007 and 2008, respectively, and an exchange loss of US$153,000 in fiscal 2006, respectively. From time to time the Company has in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. The Company expects to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

Share-based Compensation

The Company has adopted the Statement of Accounting Standards No. 123(R) “Share-Based Payment” in the fiscal year beginning February 1, 2006 (“SFAS 123R”). As a result of adopting SFAS 123R, our net loss for fiscal 2008 and fiscal 2007 was US$1.1 million and US$1.8 million higher, respectively, than if the Company had continued to account for share-based compensation under APB 25 as it had in the comparable prior year period. The Company anticipates it will recognize an aggregate of US$1.8 million in fiscal years 2009 to 2011. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted. For fiscal 2008 and fiscal 2007, the share-based compensation charge has been allocated to the appropriate cost category in the Consolidated Statements of Operations as follows:

	Year ended January 31, 2007	Year ended January 31, 2008
	(U.S dollars in thousands)
Cost of revenue-License	10	9
Cost of revenue-Services	63	72
Research and Development	67	56
Sales and Marketing	125	196

General and Administrative	741	746

Amount related to continuing operations	1,006	1,079
Amount related to discontinued operations	792	—

Total	1,798	1,079

Restructuring Charges

Prior to fiscal 2008, we recorded restructuring charges to align our cost structure with changing market conditions. Our restructuring plan resulted in a reduction in headcount and the closure and consolidation of excess facilities. In determining the charges to record, we made certain estimates and judgments surrounding the amounts ultimately to be paid for the actions we have taken. At January 31, 2008, there were various accruals recorded for the costs associated with certain excess facilities and lease obligations, which may be adjusted periodically for either resolution of certain contractual commitments or changes in estimates of sublease income or the period of time the facilities will be vacant and subleased. During fiscal 2008, we recorded a restructuring charge of US$352,000 related to a provision for leasehold abandonment for the Hayward lease in California and German company liquidation expenses. Although we do not anticipate additional significant changes to our restructuring accruals for existing excess facilities, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market, actions of our subtenants or if we terminate our lease obligations prior to the scheduled termination dates.

In order to estimate the costs related to our restructuring efforts, we made our best estimates of the most likely expected outcomes of the significant actions to accomplish the restructuring. These estimates principally related to charges for excess facilities and included estimates of future sublease income, future net operating expenses of the facilities, brokerage commissions and other expenses. The charge was calculated by taking into consideration:

(1) the committed annual rental charge associated with the vacant square footage;

(2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook following consultation with third party realtors;

(3) an assessment of the period of time the facility would remain vacant before being sublet; and

(4) an assessment of the percentage increases in the primary lease rent at each review.

These estimates are reviewed at the end of each period and would be revised if estimated future vacancy rates and sublease rates vary from our original estimates. Historically, our estimates and assumptions used to determine the liability for excess facilities have been consistent with actual results experienced. Revisions to our estimates of this liability could materially impact our operating results and financial position in future periods if anticipated events and assumptions, such as the timing and amounts of sublease rental income, either change or do not materialize.

We expect to complete the liquidation or sale of our German company in fiscal 2009.

Acquisition History

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.8 million subject to final adjustment relating to performance related contingent cash consideration. The initial purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payment of US$705,000 earned by the acquired business for fiscal 2007 and transaction costs of US$43,000. In addition, the Company will be required to pay additional performance related contingent cash consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement for fiscal 2008 and fiscal 2009. The fiscal 2007 performance related consideration of US$705,000 was paid in the quarter ended April 30, 2007. The fiscal 2008 performance related consideration of US$1 million was paid in the quarter ended April 30, 2008. These payments have resulted in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded.

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

The Company completed the sale of its Payments business on September 1, 2006 to VeriFone Holdings, Inc. Under the terms of the agreement, VeriFone paid the Company US$12.1 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Payments business. The purchase price is subject to the following adjustments:

•

an escrow amount of US$2.0 million which is being held for a period of 18 months following the closing to cover claims that arise under representations and warranties and certain other obligations provided in the share purchase agreement. On February 29, 2008, the Company was notified by VeriFone Holdings, Inc. that it is making claims for the full amount of funds held in escrow, in relation to the sale of the Payments business. Disputes involving the escrow are subject to a negotiation period between the parties after which either party may require arbitration to resolve disputes. At this point, the Company has not been given sufficient information which substantiates VeriFone’s claims and Trintech intends to vigorously contest such claims.

•

the cash payment to VeriFone of an amount equal to the remaining warranty provision (approximately US$2.2 million) which was related to intermittent failures experienced with certain hardware products deployed in the marketplace.

•	a working capital adjustment of US$315,000, which was paid in the quarter ended July 31, 2007.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million.

The consideration comprised the initial cash consideration paid on closing of US$5.5 million and performance related consideration payable over two years, which is estimated at US$2 million, which is guaranteed. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs comprised US$5.5 million in cash, guaranteed performance related payment of US$2 million, assumed liabilities of US$658,000 and transaction costs of US$202,000.

The initial total purchase costs of US$8.3 million, comprising the cash paid and related transaction costs has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trademarks and trade names) of US$4.9 million, goodwill of US$3.3 million and net liabilities assumed of US$224,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years.

The Company determined the purchase price allocation based on estimates of the fair values of the tangible and intangible assets acquired and liabilities assumed. These estimates were arrived at after utilizing recognized valuation techniques and the assistance of valuation consultants.

In connection with the acquisition of Concuity, we assumed Concuity’s contractual obligations related to its deferred revenue. Concuity’s deferred revenue was derived from ASP services. We estimated our obligation related to the Concuity deferred revenue using the cost build-up approach. The cost build-up approach determines fair value by estimating the costs relating to fulfilling the obligation plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, to the amount that we would be required to pay a third party to assume the support obligation. The estimated costs to fulfill the support obligation were based on the historical direct costs related to providing the support. As a result, we recorded an adjustment to reduce the carrying value of deferred revenue from US$2.1 million to US$658,000, which represents our estimate of the fair value of the contractual obligations assumed.

On February 14, 2008, the Company acquired the outstanding shares of Movaris, Inc., a privately held company in the U.S. for an initial consideration of US$8.4 million subject to final adjustment related to performance related contingent consideration. The total purchase costs comprise US$7.1 million in cash, 507,765 Trintech American Depositary Shares (ADSs) amounting to US$1.3 million valued at the time of the closing of the acquisition and transaction costs of US$311,000. In addition, the Company will be required to pay additional performance related contingent cash consideration in the event the closing price of one ADS does not equal or exceed US$6 for at least ten consecutive business days in the period commencing with the six month anniversary of the closing date and ending on December 31, 2009 subject to Movaris achieving revenue and EBITDA milestones in the six months period following the closing date. These payments will result in an increase in the purchase price of the acquired business and a corresponding increase in the goodwill recorded.

Movaris solutions integrate and manage the financial close and other governance, risk and compliance processes. Movaris solutions encompass Sarbanes-Oxley compliance, financial close, account reconciliation, governance, risk and compliance (GRC), and enterprise risk manager applications.

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

Revenue is recognized on product sales when persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectability is reasonably assured.

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

If the license fee due from the customer is not fixed or determinable, revenue is recognized as payment becomes due, assuming all other revenue recognition criteria have been met. We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30; however, terms may vary based on the country in which the agreement is executed. Payments that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. If collection of the fees from the customer is not considered probable, revenue is recognized when the fee is collected. Revenue arrangements with resellers are recognized, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

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

The Company also offers hosting arrangements, known as ASP. With ASP arrangements the Company installs and runs software applications through its own or third-party’s servers giving customers access to the application via the internet or a dedicated line. We consider the applicability of Emerging Issues Task Force (EITF) No. 00-03, “Application of SOP 97-2 to arrangements that include the right to use software stored on another entity’s hardware” on a contract-by-contract basis. ASPs are within the scope of SOP 97-2 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, and VSOE has been established for the hosting element, revenue is recognized on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognized ratably as the service is provided.

In ASP term-based arrangements, where the customer does not have the contractual right to take possession of software, ASP fees are recognized on a monthly basis over the term of the contract commencing when the customer has access to the software. For ASP arrangements, we evaluate whether each of the elements in these arrangements represents a separate unit of accounting, as defined by EITF 00-21, using all applicable facts and circumstances, including whether (i) we sell or could readily sell the element unaccompanied by the other elements, (ii) the element has stand-alone value to the customer, (iii) there is objective reliable evidence of the fair value of the undelivered item, and (iv) there is a general right of return. Revenue from our ASP hosting operations is recognized in accordance with SAB 104, generally over the term of the contract. ASP hosting agreements are generally one to five years in duration and provide for quarterly billing. Revenue related to the customer’s initial set up and implementation that we determine not to have a stand-alone value to the customer is deferred and subsequently recognized over the expected term of the ASP hosting agreement.

Allowance for doubtful accounts. The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectability of specific customer accounts and the aging of accounts receivable. The Company maintains an allowance for doubtful accounts at an amount the Company estimates to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when the Company assesses the realizability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount we reasonably believe will be collected.

Share-based compensation. On February 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS 123R). Prior to February 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations (collectively, APB 25). In accordance with APB 25, compensation cost for share options was measured as the excess, if any, of the fair market value of the Company’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost was deferred and charged to expense ratably over the vesting period (generally four years).

The Company adopted SFAS 123R using the modified prospective transition method. Under that transition method, compensation cost, recognized in fiscal 2008 and 2007, includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of, February 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of Financial Accounting Standards No 123, “Accounting for Share-based Compensation” (SFAS 123) and b) compensation cost for all shared-based payments granted subsequent to February 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The results for the prior periods have not been restated. As a result of adopting SFAS 123R, our net loss for fiscal 2008 and fiscal 2007 was US$1.1 million and US$1.8 million higher, respectively, than if the Company had continued to account for share-based compensation under APB 25 as it had in the comparable prior year period.

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

Impairment of non-current assets and goodwill. The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

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

No goodwill impairments were recognized for fiscal 2006, 2007 and 2008.

In fiscal 2006, the Company recognized a reduction of the impairment loss on goodwill previously written off. There was an extensive negotiation over the previous two years with the vendors of Checkline on the payment of escrow monies and deferred consideration relating to the original acquisition of Checkline in fiscal 2001. Arising from these negotiations, a mediation process was entered into by both parties. The result of this process was the release of monies held in an escrow account, an element of the original purchase consideration amounting to US$1.76 million to the Company; the release of the Company from payment of the deferred consideration liability of US$1.25 million to the vendors of Checkline; and the receipt of 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$888,000, which again formed part of the original purchase consideration. The net effect of the settlement was a reduction in the overall impairment loss on the acquisition, net of legal costs in fiscal 2006, of US$3.1 million.

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

No impairments of long-lived assets were recognized for fiscal 2006, 2007 and 2008.

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

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, which means that it became effective for our fiscal year beginning February 1, 2008. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The adoption of SFAS No. 157 is not expected to have a material impact on our consolidated financial statements or related disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007, which means that it became effective for our fiscal year beginning February 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on our consolidated financial statements or related disclosures.

In December 2007 the FASB issued SFAS 141 (revised 2007), “Business Combinations”. SFAS 141R will significantly change the accounting for business combinations in a number of areas, including the measurement of assets and liabilities acquired and the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will affect the income tax provision. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008, which means that it will be effective for our fiscal year beginning February 1, 2009. Early adoption is prohibited. We are in the process of evaluating this standard and therefore have not yet determined the impact that the adoption of SFAS 141R will have on our financial position, results of operations or cash flows.

In December 2007 the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements “, which establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for business arrangements entered into in fiscal years beginning on or after December 15, 2008, which means that it will be effective for our fiscal year beginning February 1, 2009. Early adoption is prohibited. We are in the process of evaluating this standard and therefore have not yet determined the impact that the adoption of SFAS 160 will have on our financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”); and how the hedges affect the entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for years beginning after November 15, 2008. The Company is in the process of evaluating what effect, if any, adoption of SFAS No. 161 may have on the consolidated financial statements.

Results of Operations

The following table presents the Company’s results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Year Ended January 31,
	2006	2007	2008
	%	%	%
Revenue:
License	56	56	51
Service	44	44	49

Total revenue	100	100	100
Cost of revenue:
License	5	4	5
Amortization of purchased technology	—	1	2
Service	16	21	26

Total cost of revenue	21	26	33

Gross margin	79	74	67
Operating expenses:
Research and development	12	19	15
Sales and marketing	23	27	32
General and administrative	33	33	30
Restructuring charge	0	—	—
Amortization of purchased intangible assets	4	4	4

Total operating expenses	72	83	81

Income (loss) from operations	7	(9)	(14)
Interest income, net	5	6	3
Exchange (loss) gain, net	(0)	1	1

Income (loss) before provision for income taxes	12	(2)	(10)
Provision for income taxes	1	(0)	(3)

Income (loss) from continued operations	13	(2)	(13)
Loss from discontinued operations	(20)	(27)	—
Profit on sale of discontinued operations	—	21	—

Net loss from discontinued operations, net of tax	(20)	(6)	—

Net loss	(7)	(8)	(13)

Fiscal Year Ended January 31, 2008 Compared To Fiscal Year Ended January 31, 2007

Revenue

Revenue	Year ended January 31, 2008	Year ended January 31, 2007	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
License Revenue	16,640	14,397	2,243	16%
Service Revenue	16,288	11,400	4,888	43%

Total Revenue	32,928	25,797	7,131	28%

Total Revenue. There were no customers who individually accounted for more than 10% of total revenue in either period.

License. The increase in license revenue in fiscal 2008 was primarily due to higher product sales in the US and Europe, Middle East and Africa (“EMEA”) markets and increased revenues generated from maintenance renewals from our existing customers.

Service. The increase in service revenue in fiscal 2008 was due to higher revenues from the inclusion of products from the Healthcare business for a full year in fiscal 2008 (2 months included in fiscal 2007), higher service revenues from our AssureNET product line and increased revenues from the provision of ASP and hosting services from our FMS business.

Cost of Revenue

Cost of revenue	Year ended January 31, 2008	Year ended January 31, 2007	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
License	1,573	1,131	442	39%
Amortization of purchased technology	655	258	397	154%
Service	8,482	5,354	3,128	58%

Total Cost of revenue	10,710	6,743	3,967	59%

Total Cost of Revenue. Although total revenue increased by 28% in fiscal 2008 compared to the prior year, the total cost of revenue increased by 59% as discussed below. This had the effect of decreasing gross margin by 7% compared to the prior year.

License. The increase in the cost of license revenue in absolute dollars in fiscal 2008 compared to the prior year was due to higher reseller costs and higher headcount associated with the delivery of maintenance services. The higher reseller costs were primarily due to the sale of new product xlNET in fiscal 2008. The cost of license revenue as a percentage of license revenue in fiscal 2008 increased to 9% compared to 8% in the prior year.

Amortization of purchased technology. The increase in amortization of purchased technology in fiscal 2008 relates to the Concuity acquisition in the fourth quarter of fiscal 2007.

Service. Cost of service revenue increased in fiscal 2008 in absolute dollars and in percentage terms as compared to cost of service revenue in the prior year. These costs represented 52% of service revenues in fiscal 2008 compared to 47% in the prior year. The increase was primarily due to the inclusion of additional costs related to the Healthcare business and increased external costs associated with provision of additional ASP and hosting services.

Operating Expenses

Operating expenses	Year ended January 31, 2008	Year ended January 31, 2007	(Decrease) increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Research and development	4,890	4,948	(58)	(1)%
Sales and marketing	10,690	7,096	3,594	51%
General and administrative	9,842	8,389	1,453	17%

Research and development. The marginal decrease in research and development expenses in fiscal 2008 was primarily due to a reduction in the number of development personnel in the FMS division. In fiscal 2008, the reduction in expenditure associated with the development of the next generation of our FMS product platform more than offset the increase in costs associated with the inclusion of costs relating to Healthcare division for a full year. This business was acquired in December 2006 and only two months of costs are included in the prior year.

Sales and marketing. The increase in sales and marketing expenses in fiscal 2008 was primarily due to an increase in costs relating to the FMS business due to increased headcount, higher commissions, additional marketing expenses and the impact of the weakening dollar against the pound compared to the prior year. These costs were associated with the increased investment in growing the sales and distribution network for our financial governance and transaction risk management products both in the United States and internationally. The increase in absolute dollars in fiscal 2008 was also partially due to the inclusion of an additional ten months of Healthcare costs in the 2008 fiscal year.

General and administrative. The increase in general and administrative expenses in fiscal 2008 was primarily due to the impact of the weakening dollar against the euro, the inclusion of additional costs relating to the healthcare business in fiscal 2008 and higher professional costs.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2001, fiscal 2004 and fiscal 2007. The increase in amortization of purchased technology and purchased intangible assets in fiscal 2008 related to the Concuity acquisition in the fourth quarter of fiscal 2007.

Interest income, net. Interest income, net consists of interest income and interest expense. Interest income, net decreased to US$1 million in fiscal 2008 compared to US$1.4 million in fiscal 2007. The decrease was due to lower deposit balances and lower US interest rates compared to the prior year.

Provision for income taxes. Provision for income taxes was US$1 million in fiscal 2008 compared to US$117,000 in fiscal 2007. This increase was primarily due to a deferred tax charge of US$723,000 in fiscal 2008 compared to a deferred tax credit of US$114,000 in fiscal 2007. The expense relates primarily to taxes payable in our US and UK tax jurisdictions and also includes US$465,000 in fiscal 2008 in relation to excess tax benefits associated with the exercise of company stock options by employees in the United States.

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

The Company had no net income (loss) from discontinued operations for fiscal 2008. The Company recorded a net loss from discontinued operations of US$1.5 million, net of taxes, for fiscal 2007 which included a gain on sale of the Payments business of US$5.4 million and loss from discontinued operations of US$6.9 million. This loss from discontinued operations comprised the following:

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

License. The increase in license revenue in fiscal 2007 was due to higher revenues from the sale of core transaction risk management products into new vertical markets and revenues from the Assurity business.

Service. The increase in service revenue in fiscal 2007 was due to higher service revenues from DataFlow services and revenues from the Assurity and, to a lesser degree, Concuity businesses.

Cost of Revenue

Cost of revenue	Year ended January 31, 2007	Year ended January 31, 2006	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
License	1,131	944	187	20%
Amortization of purchased technology	258	—	258	100%
Service	5,354	3,405	1,949	57%

Total Cost of revenue	6,743	4,349	2,394	55%

Total Cost of revenue. Although total revenue increased by 23% in fiscal 2007 compared to the prior year, the total cost of revenue increased by 55%. This had the effect of decreasing gross margin by 5% compared to the prior year.

License. The increase in the cost of license revenue in absolute dollars in fiscal 2007 compared to the prior year was due to higher salary costs associated with the delivery of maintenance services. In addition, a share-based compensation charge of US$10,000 was included in fiscal 2007, as required by SFAS 123R. There was no share-based compensation charge in fiscal 2006 because this preceded the Company’s adoption of SFAS 123R. Also, included in fiscal 2007 was a compensated absences expense of US$16,000. The cost of license revenue as a percentage of license revenue remained unchanged at 8% in fiscal 2007 compared to the previous year.

Amortization of purchased technology. The amortization of purchased technology relates to the Assurity and Concuity acquisitions in fiscal 2007.

Service. Service revenue costs increased in fiscal 2007 in absolute dollars and in percentage terms as compared to service revenue in the prior year. These costs represented 47% of service revenues in fiscal 2007 compared to 36% in the prior year. The increase was primarily due to additional headcount and higher salaries, lower levels of capacity utilization being achieved by our service teams compared to the prior year and new costs incurred in fiscal 2007 in relation to ASP hosting and the provision of consulting services. In addition, a share-based compensation charge of US$63,000 was included in fiscal 2007, as required by SFAS 123R. There was no share-based compensation charge in fiscal 2006 because this preceded the Company’s adoption of SFAS 123R. Also, included in fiscal 2007 was a compensated absences expense of US$86,000.

Operating Expenses

Operating expenses	Year ended January 31, 2007	Year ended January 31, 2006	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Research and development	4,948	2,508	2,440	97%
Sales and marketing	7,096	4,741	2,355	50%
General and administrative	8,389	6,994	1,395	20%

Research and development. The increase in research and development expenses in fiscal 2007 compared to the prior year was primarily due to increased investment in the development of the next generation of our FMS product platform. This increased investment was in the form of additional headcount and increased contractor and other advisory services for the new product platform. In addition, the increase was due to the inclusion of personnel and other costs related to the newly acquired Assurity and Concuity businesses. In addition, a share-based compensation charge of US$67,000 was included in fiscal 2007, as required by SFAS 123R. There was no share-based compensation charge in fiscal 2006 because this preceded the Company’s adoption of SFAS 123R. Also, included in fiscal 2007 was a compensated absences expense of US$126,000.

Sales and marketing. The increase in sales and marketing expenses in fiscal 2007 was primarily due to additional personnel costs and marketing expenses. These costs related to the increased investment in new and existing markets, including costs relating to the Assurity and Concuity businesses and costs relating to the opening of new offices in the Netherlands and UK. In addition, a share-based compensation charge of US$125,000 was included in fiscal 2007, as required by SFAS 123R. There was no share-based compensation charge in fiscal 2006 because this preceded the Company’s adoption of SFAS 123R. Also, included in fiscal 2007 was a compensated absences expense of US$87,000.

General and administrative. The increase in general and administrative expenses in fiscal 2007 was due to additional headcount and additional facility, recruitment and external advisor costs, the inclusion of costs relating to the newly acquired Assurity and Concuity businesses and a share-based compensation charge of US$742,000, as required by SFAS 123R. There was no share-based compensation charge in fiscal 2006 because this preceded the Company’s adoption of SFAS 123R. Also, included in fiscal 2007 was a compensated absences expense of US$143,000.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2001, fiscal 2004 and fiscal 2007. The increase in amortization of purchased technology and purchased intangible assets in fiscal 2007 compared to the prior year was due to the Assurity and Concuity acquisitions.

Interest income, net. Interest income, net consists of interest income and interest expense. Interest income, net increased by US$341,000 to US$1.4 million in fiscal 2007 compared to US$1.1 million in fiscal 2006. Despite lower cash and cash equivalent balances at January 31, 2007, the amounts invested during fiscal 2007 attracted higher interest rates in both the US and the UK.

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

The Company recorded a net loss from discontinued operations of US$4.3 million, net of taxes, for fiscal 2006 which included a gain on settlement with the vendors of Checkline of US$3.1 million and a loss from discontinued operations of US$7.4 million.

This loss from discontinued operations comprised the following:

•	operating losses of the Payments business from February 1, 2005 through to January 31, 2006, of US$5.3 million;

•	lease termination and redundancy costs associated with the scaling back of the Payments business of US$583,000; and

•	other costs in connection with discontinued activities of US$1.6 million relating to facility costs and the allocation of corporate overheads.

Segment Information

As discussed earlier and in Note 16 of the Company’s consolidated financial statements, the Company split its operations between Payments and FMS prior to fiscal 2007. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. The gain on sale is reflected in the fiscal 2007 results. In addition, the Company closed its German business in the quarter ended October 31, 2006. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly.

The Company formed a Healthcare Division in June 2006. In December 2006, the Company acquired substantially all of the assets and assumed certain liabilities of Concuity, Inc., a private company specializing in technology solutions to optimize contract profitability for the healthcare industry, for an expected total cash consideration of up to US$8.3 million. Concuity’s primary value proposition is providing healthcare providers with software applications to allow them to recover revenue that has not been paid by payers due to the complexity of the healthcare billing process in the United States. The Company now views its operations as split between two segments: FMS and Healthcare.

Segment net income consists of total segment revenue offset only by expenses directly attributable to that segment. Depreciation is allocated based on general cost allocations. Administrative expenses relating to the management and operation of a public company covering marketing, human resources, senior management, non-executive directors, professional fees, directors and officers insurance, facilities, acquisition related charges and other corporate costs are included in determining our consolidated operating income. However, these expenses are not allocated to the operating segments, and, therefore, are not included in segment net income (loss).

FMS. FMS is primarily engaged in marketing and selling licenses for the Company’s transaction risk management software and related maintenance, development hosting, data retrieval and installation services.

FMS	Year ended January 31, 2008	Year ended January 31, 2007	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Revenue	28,547	25,016	3,531	14%
Cost of sales	7,229	5,960	1,269	21%
Gross profit	21,318	19,056	2,262	12%
Gross profit %	75%	76%	—	(1)%
Operating expenses	16,503	14,295	2,208	15%

Net income	4,815	4,761	54	1%

FMS revenue increased 14% from US$25 million in fiscal 2007 to US$28.5 million in fiscal 2008. The increase was due to higher license revenues from products in the US and EMEA markets, increased license revenues generated from maintenance renewals from existing customers, higher service revenues from the AssureNET product line and increased service revenues from the provision of ASP and hosting services from the existing FMS business. FMS revenue accounted for 87% of the Company’s consolidated revenue in fiscal 2008 compared to 97% in fiscal 2007. There is no customer who accounted for greater than 10% of FMS’s total revenue in fiscal 2008 or fiscal 2007.

FMS cost of sales increased 21% from US$6 million in fiscal 2007 to US$7.2 million in fiscal 2008. The increase was primarily due to higher reseller costs and higher headcount associated with the delivery of maintenance services. The higher reseller costs were primarily due to the sale of new product xlNET in fiscal 2008. In addition, higher service costs were incurred in fiscal 2008 due to the increased external costs associated with the provision of additional ASP and hosting services. The gross margin decreased by 1% compared to the prior year. FMS cost of sales accounted for 67% of the Company’s consolidated cost of sales in fiscal 2008.

FMS operating expenses increased 15% from US$14.3 million in fiscal 2007 to US$16.5 million in fiscal 2008. The increase was primarily related to an increase in sales and marketing and general and administrative type expenses. The increase in sales and marketing expenses was due to increased headcount, higher commissions, additional marketing expenses and the impact of the weakening dollar against the pound compared to the prior year. These costs were associated with the increased investment in growing the sales and distribution network for our reconciliation products both in the United States and internationally. The increase in general and administrative expenses was due to additional headcount and higher legal and professional costs. The increase in sales and marketing and general and administrative costs were partly offset by a decrease in research and development costs as a result of reduction in number of development people due to the substantial completion of the new FMS platform. FMS operating expenses accounted for 61% of the Company’s consolidated operating expenses in fiscal 2008.

FMS net income increased by 1% in fiscal 2008 due to the increase in gross profit in absolute dollars being almost offset by an increase in operating expenses.

Healthcare. Healthcare offers solutions combining ASP technologies with professional services to help optimize and manage cash flow for improved revenue and profitability.

Healthcare	Year ended January 31, 2008	Year ended January 31, 2007	Increase (decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Revenue	4,381	780	3,601	462%
Cost of sales	2,745	407	2,338	574%
Gross profit	1,636	373	1,263	339%
Gross profit %	37%	48%	(11)%	(23)%
Operating expenses	4,116	1,579	2,537	161%

Net loss	(2,480)	(1,206)	(1,274)	106%

Fiscal 2008 is the first full year of operation for the Healthcare segment. The fiscal 2007 results are for the period from June 2006 to January 2007 and include the results of the Concuity business for the 2 month period post acquisition to January 31, 2007.

Healthcare revenue increased 462% from US$780,000 in fiscal 2007 to US$4.4 million in fiscal 2008 due to only two months revenue in fiscal 2007 compared to a full year’s revenue in fiscal 2008. Healthcare revenue accounted for 13% of the Company’s consolidated revenue in fiscal 2008. There were two customers who accounted for greater than 10% of Healthcare’s total revenue in fiscal 2008: Cleveland Clinic and Providence Health accounted for 20% and 19% of total Healthcare revenue, respectively.

Healthcare cost of sales increased 574% from US$407,000 in fiscal 2007 to US$2.7 million in fiscal 2008. Operating expenses increased 161% from US$1.6 million in fiscal 2007 to US$4.1 million in fiscal 2008. Healthcare net loss increased by 106% in fiscal 2008 compared to the prior year. These variances were mainly due to the inclusion of costs relating to the Concuity business for only two months in fiscal 2007 compared to the inclusion of costs for a full year in fiscal 2008.

B.    Liquidity and Capital Resources

As of January 31, 2008, the Company had net working capital of US$17.6 million, including cash and cash equivalents totaling US$23.8 million.

The Company has an unsecured overdraft facility of €2.4 million (approximately US$3.6 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 4.81% as at January 31, 2008. The Company had no bank overdraft at January 31, 2008. The facility does not have a stated expiration date, but all amounts drawn there under are repayable on demand.

The summary cash flow information below includes cash from continuing and discontinued operations.

Summary Cash flow	2008	2007	2006
	(U.S. dollars in thousands)
Net cash used in operating activities	(1,402)	(7,153)	(1,888)
Net cash used in investing activities	(1,545)	(2,691)	(2,266)
Net cash provided by (used in) financing activities	833	657	(109)
Effect of exchange rate changes on cash and cash equivalents	114	208	(172)

Cash and cash equivalents at the end of period	23,766	25,766	34,745

•	Net cash used in operating activities

Net cash used in operating activities was US$1.4 million in fiscal 2008, US$7.2 million in fiscal 2007 and US$1.9 million in fiscal 2006. Net cash used in operating activities in fiscal 2008 resulted from a loss on operations, excluding depreciation, the amortization of intangible assets and share-based compensation of US$299,000 and an increase in working capital of US$1.1 million. Net cash used in operating activities in fiscal 2007 resulted from a loss on operations, excluding depreciation, the amortization of intangible assets, profit on sale of business and share-based compensation of US$4.4 million and an increase in working capital of US$2.7 million. The net cash used in operating activities for fiscal 2007 was primarily driven by the operating losses of the Payments business and the restructuring costs related to discontinued operations. Net cash used in operating activities in fiscal 2006 resulted from a loss on operations, excluding depreciation, the amortization of intangible assets and impairment loss on goodwill of US$4.1 million, partially offset by a decrease in working capital of US$2.2 million.

•	Net cash used in investing activities

Net cash used in investing activities was approximately US$1.5 million, US$2.7 million and US$2.3 million for fiscal 2008, 2007 and 2006, respectively. Net cash used in investing activities in fiscal 2008 resulted from acquisition payments relating to the acquisition of the Assurity business of US$855,000, US$116,000 relating to Concuity acquisition transaction costs, US$331,000 payments relating to sale of the Payments business and US$581,000 relating to the purchase of property, plant and equipment. These payments were partly offset by proceeds of US$338,000 from the sale of property, plant and equipment. Net cash used in investing activities in fiscal 2007 resulted from acquisition payments of US$1.9 million and US$5.7 million relating to the Assurity and Concuity businesses respectively, the final earn-out payment relating to the acquisition of DataFlow Services of US$1.6 million and US$694,000 relating to the purchase of property and equipment. These payments were partially offset by net proceeds arising from the legal settlement with the vendors of Checkline of US$1.7 million and from the proceeds arising from the sale of the Payments business of US$5.4 million. The net proceeds arising from the sale of the Payments business of US$12.1 million can be calculated by deducting the escrow amount of US$2.0 million, the settlement of the remaining balance of the warranty provision, taken in fiscal 2006, of US$2.2 million and transaction and other associated costs of US$2.5 million. Net cash used in fiscal 2006 was due to the payment of an earn-out of US$1.2 million to the vendor of DataFlow and the purchase of property and equipment of US$1.1 million.

•	Net cash provided by (used in) financing activities

Net cash provided by financing activities was US$833,000 and US$657,000 for fiscal 2008 and 2007, respectively. Net cash used in financing activities was US$109,000 for fiscal 2006. Net cash provided by financing activities in fiscal 2008 consisted of proceeds from the issuance of Company’s ordinary shares to the value of US$799,000 arising from the exercise of share options and the non-cash excess tax benefit from share-based compensation plans of US$465,000 which was partially offset by principal payments on capital leases of US$93,000 and an increase in restricted cash deposits of US$338,000. Net cash provided by financing activities in fiscal 2007 consisted of proceeds from the issuance of Company’s ordinary shares to the value of US$820,000 arising from the exercise of share options and a decrease in restricted cash deposits of US$29,000 which was partially offset by repayments of US$192,000 on the bank overdraft facility. In fiscal 2006, net cash used in financing activities related to repayments of the bank overdraft facility of US$376,000, the purchase of treasury shares of US$165,000 and capital lease payments of US$83,000, partially offset by reductions from restricted cash deposits of US$261,000 and the proceeds from the issuance of ordinary shares of US$254,000. In July 2007, the Company’s shareholders re-approved an agreement, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the program, up to US$5.0 million of the Company’s ordinary shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. The Company repurchased 683,558 ADSs (equivalent to 1,367,116 ordinary shares) under this program at a cost of approximately US$2.1 million from fiscal 2003 to fiscal 2008. During fiscal 2007, the Company received 266,860 ADSs (533,720 ordinary shares), with a market value of US$888,000, as part of the settlement of the litigation taken by the Company against the vendors of Checkline. For the purposes of Irish corporate law, these ADSs were received via the share buy-back program. As of January 31, 2008, approximately US$2.9 million remained available for future repurchases under this program.

As of January 31, 2008, contractual obligations relating to the lease commitments on the Company’s facilities totaled US$5.2 million, payable through fiscal 2014. The Company has estimated it will incur US$4.9 million in net payments over the remaining period of the leases of which US$1.1 million will be paid in fiscal 2009 and US$3.8 million thereafter.

As of January 31, 2008, the Company had no material commitments for capital expenditures or strategic investments.

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

Under the terms of the Company’s acquisition agreement to acquire substantially all the assets of Assurity Technologies, Inc., the Company is required to pay additional performance related contingent consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement, earned by the acquired business for fiscal 2008 and fiscal 2009. The fiscal 2007 additional performance related consideration of US$705,000 was paid in the quarter ended April 30, 2007. The fiscal 2008 additional performance related consideration of US$1 million was paid in the quarter ended April 30, 2008. Under the terms of the Company’s acquisition agreement to acquire Concuity, Inc., the Company is required to pay an additional performance related consideration payable over two years, which is estimated at between US$2.5 million and US$3.5 million, US$2 million of which is guaranteed. Currently, the company estimates that only US$2 million will be payable.

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

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. The Company does not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of January 31, 2008, the Company had two forward exchange contracts maturing in fiscal 2009 to sell US$1.3 million and receive euro in return. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. The aggregate fair value of the contracts as of January 31, 2008 was US$40,000.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. At January 31, 2008, the Company had no currency options.

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

Subsequent to the sale of the Payments business, the Company relocated to smaller offices at Block C, Central Park, Leopardstown, Dublin 18. The Company has estimated that it will incur US$297,000 in net payments over the next 2 years in relation to the new third party lease agreement that has been agreed on the new premises.

C.    Research and Development, Patents and Licenses

For a discussion of the Company’s research and development activities, patents and licenses, please see Item 4 Section B “Information on the Company—Business Overview”.

D.    Trend Information

For a discussion of significant recent trends in the Company’s financial condition and results of operations, please see Item 5.A “Operating and Financial Review and Prospects—Operating Results” and 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

E.    Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as at January 31, 2008, as defined in Item 303(a) (4) (ii) of Regulation S-K.

F.    Tabular Disclosure of Contractual Obligations

The table below presents the principal categories of our contractual obligations as of January 31, 2008:

Contractual obligations

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(U.S. dollars in thousands)
Operating lease obligations	5,155	1,186	1,661	1,516	792
Capital lease obligations	320	130	190	—	—
Acquisition deferred consideration	3,049	1,049	2,000	—	—
Derivatives – Foreign exchange contracts	1,321	1,321	—	—	—

Total	9,845	3,686	3,851	1,516	792

Item 6.	Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table presents information regarding the Company’s directors and senior executive management as of June 6, 2008:

Name	Age	Position
Executive Directors
Cyril P. McGuire	48	Chairman, Chief Executive Officer and Director
R. Paul Byrne	43	President and Director
Non-executive Directors
Kevin C. Shea	57	Director(1)(2)(3)
Robert M. Wadsworth	48	Director(1)(2)(3)
Trevor D. Sullivan	72	Director(2)(3)
Dr Jim Mountjoy	62	Director(1)(3)
Other Senior Executive Management
John M. Harte	63	Executive Vice President
Edward Gallo	53	Executive Vice President
Joseph Seery	38	Vice President Finance, Group
David A. Colf	54	Vice President and General Counsel

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
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

R. Paul Byrne has been a director since February 1997 and President since February 2005. From January 1996 to July 2005, Mr. Byrne served as the Company’s Chief Financial Officer. Before joining the Company, Mr. Byrne was group financial controller at Lafferty Publications Limited, a publishing company located in Dublin, from September 1989 to December 1995. From 1985 through 1989, Mr. Byrne was an accountant with Price Waterhouse Coopers. Mr. Byrne received a bachelor of commerce and a diploma in professional accounting from University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland. Mr. Byrne currently resides in Dublin, Ireland.

Kevin C. Shea has served as a director since January 2000 and from October 2001 to May 2002, Mr. Shea served as the Company’s Chief Strategy Officer. From January 2000 to October 2001, Mr. Shea served as the Company’s Chief Operating Officer. Mr. Shea is currently Chairman and CEO of Elan Investments, LLC, a private investment company. He also serves as Chairman and CEO of Elan Group, LLC, a consulting firm to financial services and manufacturing sectors. Prior to joining us, Mr. Shea was chief financial officer of National Data Corporation from May 1998 to December 1999. Mr. Shea was executive vice president of corporate strategy and business development from June 1996 until May 1998 and was general manager of the Integrated Payment Systems division of National Data Corporation from 1992 to 1996. Prior to joining National Data Corporation, he held senior executive positions at Citicorp and First Interstate Bank Corporation. Mr. Shea received bachelors of social science degree from the State University of New York. Mr. Shea currently resides in the United States.

Trevor D. Sullivan has served as a director since 1991, serving as Chairman from 1991 to August 1999. Mr. Sullivan is currently a director of several private companies. From 1987 to 1990, Mr. Sullivan was Managing Director of Memorex Ireland, a computer products company, and, from 1985 until 1987, Mr. Sullivan was vice president, customer operations of Memorex International. From 1981 until 1985, Mr. Sullivan held other senior management positions at Memorex International. Before 1981, Mr. Sullivan held several senior management positions at IBM UK Ltd., a computer company. Mr. Sullivan currently resides in Dublin, Ireland.

Robert M. Wadsworth has served as a director since September 1998. Mr. Wadsworth joined the HarbourVest Partners in 1986 and is a managing director who focuses on direct investments. He manages many of the Firm’s investment activities in both the industrial and information technology sectors. He is currently a director of Network Engines, Inc. and VocalTec Communications, LTD., which are both public companies. He is also a director of Akibia, AWS Convergence (Weatherbug), Camstar Systems, Health Dialog, Kinaxis, and several other U.S. and non-U.S. private companies. His prior experience includes management consulting with Booz, Allen & Hamilton, where he specialized in the areas of operations strategy and manufacturing productivity. He received a BS (magna cum laude) in Systems Engineering and Computer Science from the University of Virginia in 1982 and an MBA (with distinction) from Harvard Business School in 1986. Mr. Wadsworth serves as a Trustee of the University of Virginia School of Engineering & Applied Science and the Dana Hall School. Mr. Wadsworth currently resides in the United States.

Dr Jim Mountjoy has served as a director since June 2004. From 1990 until February 1999, he was co-founder and CEO of Euristix Limited, a software development company that specialized in telecommunications signaling systems solutions and element management systems. From February 1999 to November 1999, he was vice president business development of Fore Systems, a NASDAQ listed company which acquired Euristix Limited in February 1999. From November 1999 to July 2000, he was vice president network management for Marconi Communications, which had acquired Fore Systems in April 1999. Since that time, Dr Mountjoy has served as non-executive director of a number of companies in the technology sector. He is a director of Science Foundation Ireland and an advisory board member of a number of private, Irish-based venture capital companies. Dr Mountjoy currently resides in Dublin, Ireland.

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

Edward Gallo joined the Company in May 2006 as executive vice president of the Healthcare division. Prior to joining the Company, Mr. Gallo was Vice President and General Manager of the Hospital Services Division of NDCHealth from May 2001 through January 2006. Mr. Gallo has held executive management positions with SmithKline Beecham, Quest Diagnostics and Becton Dickinson and Company. Mr. Gallo holds a B.S. Accounting and a MBA from Fairleigh Dickinson University. Mr. Gallo currently resides in the United States.

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

David A. Colf joined us in February 2005 as the Company’s Vice President and General Counsel. From 1997 to 2005, Mr. Colf was with Hewlett-Packard Company in both the United States and Europe. Between 1992 and 1997, Mr. Colf was General Counsel at EMASS, a data storage company. From 1987 to 1992, Mr. Colf was an attorney with International Business Machines Corporation. Mr. Colf earned his law degree at Washington and Lee University and holds a bachelor degree from the State University of New York. Mr. Colf currently resides in the United States.

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

B.     Compensation

The aggregate compensation paid by the Company and its subsidiaries to the Company’s directors and senior executive management, including former directors and executive officers, in fiscal 2008 totaled approximately US$2.3 million, which was paid by the Company’s subsidiaries. Amounts paid include salary and pension, severance, retirement and other similar benefits.

The following table sets forth information concerning the options outstanding to the Company’s current directors and senior executive management as of January 31, 2008:

Name	Number of Options Outstanding (per Equivalent ADS)	Exercise Price US$ per ADS	Expiration Date
R. Paul Byrne	650,294	2.22 - 5.82	2009 - 2014
Cyril P. McGuire	104,167	4.05 - 4.71	2011 - 2012
Kevin C. Shea	70,000	3.19 - 4.76	2011 - 2014
Trevor D. Sullivan	60,000	3.19 - 5.40	2008 - 2014
Robert M. Wadsworth	105,000	2.22 - 5.40	2008 - 2014
Dr Jim Mountjoy	80,000	3.19 - 5.29	2011 - 2014
John M. Harte	250,000	1.07 - 4.71	2009 - 2013
Edward Gallo	100,000	3.87 - 4.14	2013 - 2014
Joseph Seery	36,535	1.47 - 4.66	2009 - 2014
David A. Colf	55,000	3.19 - 5.81	2012 - 2014

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

Under the Company’s current board composition, at least two of the Company’s directors are required to retire at each annual general meeting of the shareholders. The following table sets forth certain information concerning the Company’s Board of Directors:

Name	Position	Date Board Service Began	Termination /Renewal Date of Current Office
Robert M. Wadsworth	Director	1998	Annual General Meeting 2010
Kevin C. Shea	Director	2000	Annual General Meeting 2009
Cyril P. McGuire	Director/Chairman/CEO	1987	Annual General Meeting 2010
Trevor D. Sullivan	Director	1991	Annual General Meeting 2008
R. Paul Byrne	Director/President	1997	Annual General Meeting 2008
Dr Jim Mountjoy	Director	2004	Annual General Meeting 2009

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

Audit Committee

The responsibilities of the Audit Committee include reviewing the Company’s annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews the Company’s financial statements prior to the Company filing them with the SEC or other regulatory bodies. The members of the Audit Committee are Kevin C. Shea (Chairman), Robert M. Wadsworth and Trevor D. Sullivan, each of whom is an “independent director” as defined under the rules of the NASDAQ Stock Market. The Board of Directors has determined that Kevin C. Shea and Robert M. Wadsworth are Audit Committee Financial Experts as defined by the applicable rules and regulations of the SEC.

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

Compensation Committee

The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for the Company’s directors, executive officers and key employees. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to the Company’s option schemes. The members of the Compensation Committee are Dr. Jim Mountjoy (Chairman), Kevin C. Shea and Robert M. Wadsworth, each of whom is an “independent director” as defined under the rules of the NASDAQ Stock Market.

Nominating and Corporate Governance Committee

The responsibilities of the Nominating and Corporate Governance Committee include seeking, screening and recommending to the Company’s Board of Directors the persons to be nominated for election as directors at any meeting of shareholders, leading the process for all Board appointments (executive, non-executive and chairperson), developing and recommending to the Company’s Board of Directors a set of corporate principles applicable to the Company, overseeing the evaluation of the Company’s Board of Directors and management and assessing the leadership skills of the Company in terms of the ability of the Company to compete in the industry. The members of the Nominating and Corporate Governance Committee are Trevor D. Sullivan (Chairman), Robert M. Wadsworth, Kevin C. Shea and Dr Jim Mountjoy, each of whom is an “independent director” as defined under the rules of the NASDAQ Stock Market.

D.     Employees

We employed the following numbers of employees as of January 31, 2006, 2007 and 2008:

	As of January 31,
Category	2006	2007	2008
Research and development	28	37	29
Professional and support services	56	106	105
Sales and marketing	26	37	45
Administration	21	28	28
Discontinued operations	175	—	—

Total .	306	208	207

Of the Company’s total number of employees, as of January 31, 2008, 17 were located in Europe and 190 were located in North America. The decrease in employee headcount in fiscal 2007 was primarily due to the divestment of the Payments business and the subsequent restructuring of the business.

None of the Company’s employees are represented under collective bargaining agreements.

E.     Share Ownership

For information concerning the beneficial ownership of the Company’s ADSs by the Company’s officers and directors, see Item 7 “Major Shareholders and Related Party Transactions”.

Option Schemes

We currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants to the Company and for the purpose of attracting and retaining the best available personnel to promote the success of the Company’s business. The aggregate number of shares which may be issued pursuant to the Company’s share-based compensation plans is 11,500,000 ordinary shares (5,750,000 equivalent ADSs) to be allocated among the plans by the Board of Directors. The 11,500,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 11,500,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of the Company’s ordinary shares then outstanding.

As of January 31, 2008, there were outstanding options to purchase an aggregate of 4,509,214 ordinary shares (2,254,607 equivalent ADSs) at exercise prices ranging from US$0.50 to US$7.38 per ordinary share and expiration dates ranging from February 2008 to December 2014 under the Company’s share-based compensation plans. As of January 31, 2008, the Company’s directors and executive officers held net options to purchase an aggregate of 3,021,992 ordinary shares (1,510,996 equivalent ADSs) at exercise prices ranging from US$0.54 to US$2.91 per ordinary share and expiration dates ranging from August 2008 to July 2014.

Trintech Group PLC 2007 Share Option Scheme

The Trintech Group PLC 2007 Share Option Scheme (the “2007 Plan”), which provides for the grant of options to purchase Ordinary Shares of the Company, was approved by our Board of Directors on May 21, 2007 and by our shareholders on July 25, 2007. Under the 2007 Plan, non-temporary employees and executive directors holding salaried employment or office with the Company or any subsidiary companies are eligible to participate. Generally, all options granted have a seven-year term and commence vesting at a rate of one twelfth of the total per quarter for each of the quarters in the three years commencing on the anniversary date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

The purpose of the 2007 Plan is to establish an employees’ share option scheme within the meaning of Section 2 of the Companies (Amendment) Act 1983 as a long term incentive plan to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging key employees to focus on critical long-range objectives; (b) encouraging the attraction and retention of key employees with exceptional qualifications and (c) linking key employees directly to shareholder interests through increased share ownership. The 2007 Plan seeks to achieve this purpose by providing for awards in the form of options.

The 2007 Plan is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the 2007 Plan at any time.

As of January 31, 2008, no ordinary shares (no equivalent ADSs) have been issued upon the exercise of share options granted under the 2007 scheme and 314,100 ordinary shares (157,050 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 2007 scheme is US$3.74.

Trintech Group PLC Directors and Consultants Share Option Scheme 2007

On May 21, 2007, our Board of Directors approved the Directors and Consultants Share Option Scheme 2007 (the “Directors and Consultants 2007 Plan”) and our shareholders approved the same on July 25, 2007. The Directors and Consultants 2007 Plan provides for the grant of options to purchase Ordinary Shares of the Company to all directors and consultants of the Company and its subsidiaries, with limited exceptions for controlling shareholders. Generally, all options granted have a seven-year term and are exercisable one year after the date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

The purpose of the Directors and Consultants 2007 Plan is to establish a share option plan as a long term incentive plan to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging the Company’s directors and consultants to focus on critical long-range objectives; (b) encouraging the attraction and retention of directors and consultants with exceptional qualifications and (c) linking directors and consultants directly to shareholder interests through increased share ownership. The Directors and Consultants 2007 Plan seeks to achieve this purpose by providing for awards in the form of options.

The Directors and Consultants 2007 Plan is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the Directors and Consultants 2007 Plan at any time.

As of January 31, 2008, no ordinary shares (no equivalent ADSs) have been issued upon the exercise of share options granted under this scheme and 150,000 ordinary shares (75,000 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under this scheme is US$4.44.

Trintech Group PLC Employee Share Purchase Plan for US employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Share Purchase Plan for Trintech’s U.S. employees. The 1999 employee share purchase plan is intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986 and has historically contained consecutive, overlapping, twenty-fourth month offering periods. Each offering period included four six-month purchase periods. Effective for offering periods commencing on or after September 1, 2007, the Purchase Plan will be implemented by six-month offering periods. Offering periods that commenced prior to September 1, 2007 were terminated after shares were purchased for the purchase period ending August 31, 2007. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year.

The 1999 Employee Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation.

As of January 31, 2008, 623,446 Ordinary Shares (311,723 equivalent ADSs) had been issued under this plan. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1999 employee purchase plan is US$3.29.

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

As of January 31, 2008, 2,463,680 ordinary shares (1,231,840 equivalent ADSs) have been issued upon the exercise of share options granted under the 1997 scheme and 3,560,114 ordinary shares (1,780,057 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1997 scheme is US$3.81.

The 1997 scheme expired in May 2007.

Trintech Group PLC Directors and Consultants 1998 Share Option Scheme

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

As of January 31, 2008, 160,710 ordinary shares (80,355 equivalent ADSs) have been issued upon the exercise of share options granted under the 1998 scheme and 485,000 ordinary shares (242,500 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1998 scheme is US$3.74.

The 1998 scheme expired in April 2008.

Trintech Group PLC Employee Savings Related Share Option Scheme for Irish Employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for our Irish employees. The 1999 savings related scheme applies to all of our qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements, the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2008, no shares had been issued under this scheme.

Item 7.	Major Shareholders and Related Party Transactions

A.     Major Shareholders

The following table sets forth certain information known to us with respect to the beneficial ownership of the Company’s ADSs as of June 6, 2008 by (i) each shareholder known to us to be the beneficial owner of more than five percent of any class of the Company’s registered voting securities and (ii) all of the Company’s directors and senior management as a group and each individually. To the Company’s knowledge, we are not directly or indirectly controlled by any corporation, foreign government or any other natural or legal person.

	Equivalent American Depositary Shares Beneficially Owned(1)
Beneficial Owner	Number	Percent
Cyril P. McGuire(2)(3)	3,546,656	21%
Instove Limited(3)	1,602,804	10%
R. Paul Byrne(4)	570,179	3%
Kevin C. Shea(5)	70,100	0%
Trevor D. Sullivan(6)	61,335	0%
Robert M. Wadsworth(7)	105,000	1%
Dr Jim Mountjoy(8)	80,000	0%
John Harte(9)	221,156	1%
Edward Gallo(10)	41,500	0%
Joseph Seery(11)	20,644	0%
David A. Colf(12)	26,563	0%
Officers and directors as a group (10 persons)(13)	4,743,133	28%

*	Individually represents less than 1% of the equivalent ADSs outstanding.
(1)	The information in this table is based on the Company’s records, information provided to us by the Company’s directors and executive officers, and a review of the Company’s Schedules 13D and 13G filed with the SEC. The percentage ownership of each director, executive officer, and shareholder is based on 16,726,568 equivalent ADSs outstanding at June 6, 2008. Beneficial ownership is determined in accordance with rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, we believe that the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Securities subject to options or warrants that are currently exercisable or exercisable within 60 days after June 6, 2008 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.
(2)	Includes 3,458,374 equivalent ADSs held of record and 88,282 equivalent ADSs subject to options that are exercisable currently or within 60 days of June 6, 2008.
(3)	Equivalent ADSs are held by Instove Limited, which in turn is owned by two Jersey discretionary trusts, Hacke Trust and Belte Trust. Neither Cyril P. McGuire nor any of his family members are trustees or beneficiaries of these trusts, but the trustees may, in their sole discretion, select any beneficiaries. Cyril P. McGuire has disclaimed any beneficial interest in the equivalent ADSs held by Instove Limited or the trusts.
(4)	Includes 32,153 equivalent ADSs held of record and 538,026 equivalent ADSs subject to options that are exercisable currently or within 60 days of June 6, 2008.
(5)	Includes 100 equivalent ADSs held of record and 70,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of June 6, 2008.
(6)	Includes 1,335 equivalent ADSs held of record and 60,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of June 6, 2008.
(7)	Represents 105,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of June 6, 2008.

(8)	Represents 80,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of June 6, 2008.
(9)	Includes 375 equivalent ADSs held of record and 220,781 equivalent ADSs subject to options that are exercisable currently or within 60 days of June 6, 2008.
(10)	Represents 41,500 equivalent ADSs subject to options that are exercisable currently or within 60 days of June 6, 2008.
(11)	Includes 5,000 equivalent ADSs held of record and 15,644 equivalent ADSs subject to options that are exercisable currently or within 60 days of June 6, 2008.
(12)	Represents 26,563 equivalent ADSs subject to options that are exercisable currently or within 60 days of June 6, 2008.
(13)	Includes 1,245,796 equivalent ADSs subject to options that are exercisable currently or within 60 days of June 6, 2008.

The Company’s major shareholders do not have different voting rights.

Changes in Ownership

The following information is based entirely on the Company’s review of Schedules 13D and 13G and Form 6-Ks previously filed with the SEC.

Cyril P. McGuire was the beneficial owner of 3,005,630, 3,262,078 and 3,537,020 equivalent ADSs as of January 31, 2006, January 31, 2007 and January 31, 2008 respectively (including equivalent ADSs subject to options that are exercisable within 60 days of January 31 of each year). The change in beneficial ownership was due to an increase in the number of vested options over the periods and the purchase of ADSs. Additionally, the percentage of equivalent ADSs held by Cyril P. McGuire changed over the periods due to the Company’s issuance of ADSs in relation to acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and the repurchase by the Company of its shares through its share buyback program.

As of June 6, 2008, the number of holders of record of the Company’s ordinary shares was 80 and the number of holders of record of the Company’s ADSs was approximately 101. Of the total number of record holders of ordinary shares, there are 7 U.S. record holders. Of the total number of record holders of ADSs, there are approximately 23 U.S. record holders. Whilst U.S. record holders hold approximately 71% of the total number of outstanding equivalent ADSs, the majority of equivalent ADSs continue to be owned by non-U.S. residents.

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

Huttoft Company, an unlimited company which is wholly-owned by certain directors of the Company, owns a special non-voting class of shares in Trintech Limited (Ireland), one of the Company’s Irish subsidiaries. All of the voting shares in the subsidiary are owned by the Company. The shares do not entitle the holders thereof to receive any share of the assets of the Company on a winding up. Trintech Limited (Ireland) may, from time to time, declare dividends to Huttoft Company and Huttoft Company may declare dividends to its shareholders out of these amounts. Any such dividends paid by Trintech Limited (Ireland) are treated as compensation expense by the Company in its financial statements prepared in accordance with U.S. GAAP, notwithstanding their legal form of dividends to minority interests, in order to correctly reflect the substance of the transactions. There were no dividend payments due to Huttoft Company as of January 31, 2006, 2007 or 2008. The amount of dividends included in compensation expense was US$342,000 for fiscal 2006, US$531,000 for fiscal 2007 and US$347,000 for fiscal 2008.

In July 2007, the Company’s shareholders re-approved an agreement, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the program, up to US$5.0 million of the Company’s ordinary shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. The Company repurchased 1,367,316 ordinary shares at a cost of approximately US$2.1 million from fiscal 2003 to fiscal 2008. As of January 31, 2008 approximately US$2.9 million remained available for future repurchases under this program.

The Company believes that the terms of all transactions with related parties are comparable to those that would be attainable by us in the ordinary course of business from unaffiliated third parties under similar circumstances.

C.     Interests of Experts and Counsel

Not required.

Item 8.	Financial Information

A.     Consolidated Financial Statements and other Financial Information

Please see Item 18 “Financial Statements” and pages F-1 through F-33 for the Company’s Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of the Company’s revenues from customers located in the United States and outside the United States, please see Item 5 “Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

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

The Company successfully resolved litigation against the vendors of Checkline, which we acquired in August 2000. We had made various claims as to the accuracy of representations made by the vendors of Checkline at the time of the acquisition. We received net sums in the amount of US$3.1 million, as a final settlement was reached in January, 2006. The settlement agreement resulted in the Company receiving US$1.76 million in cash (in the quarter ended April 30, 2006), the release by the vendors of Checkline of a claim for deferred consideration amounting to US$1.25 million and the receipt of 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$888,000. Given that these amounts represented purchase consideration relating to the acquisition of Checkline, this settlement resulted in a credit to the profit and loss account of the Company for fiscal 2006 in the form of a reduction of impairment loss on goodwill. The amount of the credit of US$3.1 million represents the settlement amount of US$3.9 million net of the legal costs incurred during fiscal 2006 of US$816,000. All claims in these disputes were dismissed.

On February 29, 2008, the Company was notified by VeriFone Holdings, Inc. that it is making claims for the full amount of funds held in escrow, in relation to the sale of the Payments business. Disputes involving the escrow are subject to a negotiation period between the parties after which either party may require arbitration to resolve disputes. At this point, the Company has not been given sufficient information which substantiates VeriFone’s claims and Trintech intends to vigorously contest such claims.

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

	Price per ADS on NASDAQ National Market		Price per ADS on Neuer Markt/FSE
	High $	Low $	High €	Low €
Annual Highs and Lows (Fiscal Year Ended January 31)
2004	5.87	1.56	4.25	1.36
2005	6.82	3.79	4.78	3.16
2006	6.19	2.95	4.60	3.65
2007	4.60	3.03	—	—
2008	4.75	2.03	—	—

Quarterly Highs and Lows
Fiscal year ended January 31, 2007
First Quarter	3.99	3.03	—	—
Second Quarter	4.55	3.05	—	—
Third Quarter	3.61	3.10	—	—
Fourth Quarter	4.60	3.17	—	—

Fiscal year ended January 31, 2008
First Quarter	4.27	3.53	—	—
Second Quarter	4.57	3.86	—	—
Third Quarter	4.75	3.70	—	—
Fourth Quarter	4.00	2.03	—	—

Fiscal Year Ending January 31, 2009
First Quarter	2.75	2.27	—	—
Second Quarter (through June 6, 2008)	2.86	2.42	—	—

Monthly Highs and Lows (2007 and 2008)
December	3.31	2.15	—	—
January	2.50	2.03	—	—
February	2.75	2.30	—	—
March	2.61	2.27	—	—
April	2.68	2.30	—	—
May	2.86	2.51	—	—
June (through June 6, 2008)	2.80	2.42	—	—

B.     Plan of Distribution

Not required.

C.     Markets on which the Company’s Shares Trade

The Company’s ADSs are listed and principally traded on the NASDAQ National Market under the symbol TTPA, where the prices are expressed in U.S. dollars, and were expressed on the over-the-counter market in Germany under the symbol TTP, where the prices are expressed in Euro. The ADSs are represented by American Depositary Receipts, or ADRs, which are issued by the Bank of New York, the Depositary. On January 21, 2005, the Company applied to delist its ADRs from the FSE and the FSE approved such delisting. The revocation of the listing became effective on May 11, 2005 and accordingly, the ADSs ceased trading on the FSE on such date.

D.     Selling Shareholders

Not required.

E.     Dilution

Not required.

F.     Expenses of the Issue

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

The Financial Transfers Act, 1992 of Ireland was enacted in December 1992. This act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between the Republic of Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this act prohibit any financial transfer to or by the order of or on behalf of residents of each of the Federal Republic of Yugoslavia, the Republic of Serbia, and Iraq (for the purposes of the orders relating to Iraq and the Federal Republic of Yugoslavia, reconstituted in 1991 as Serbia and Montenegro, a resident of those countries is a person living in these countries, a body corporate or entity operating in these countries and any person acting on behalf of any one of these persons), certain financial transfers of funds in respect of certain bodies and persons relating to the Taliban of Afghanistan, Osama bin Laden and Al Qaeda, financial transfers to senior members of the Zimbabwean government, financial transfers to certain persons, groups or entities associated with Belarus, the Ivory Coast, Democratic Republic of Congo, Sudan and Uzbekistan, certain financial transactions to persons formerly related to governmental functions in Liberia and Burma/Myanmar and certain financial transfers relating to the export of certain goods and equipment to or from or for use in the Democratic Republic of Korea, Iran and Lebanon or related to certain military activities in Somalia unless permission for the transfer has been given by the Central Bank of Ireland. We do not anticipate that Irish exchange controls or orders under the Financial Transfers Act, 1992 will have a material effect on the Company’s business.

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

E.    Taxation

The following is a general summary of important tax considerations derived from the laws of the Republic of Ireland and the federal law of the United States relating to the purchase, ownership and disposition of ordinary shares or ADSs, as the case may be, by Irish and U.S. holders. For the purposes of this discussion, an Irish holder means any person who is resident or is ordinarily resident in Ireland or who is carrying on a trade or business in Ireland through a branch or an agency; and a U.S. holder means an individual citizen or resident of the United States for U.S. federal income tax purposes, a corporation (or entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of the United States or any of the states comprising the United States, including the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, the administration of which is subject to the primary supervision of a court within the United States and regarding which one or more U.S. persons have the authority to control all substantial decisions. If a partnership holds our ordinary shares or ADSs, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A United States person that is a partner of the partnership holding our ordinary shares should consult its own tax advisor.

This summary is of a general nature only and does not discuss all aspects of Irish and U.S. taxation that may be relevant to a particular holder. For example, the following summary does not address the tax treatment of Irish holders or U.S. holders who own, actually or constructively, 10% or more of the Company’s outstanding voting shares, nor does this summary address the tax consequences of certain classes of holders, such as brokers, dealers in securities or currencies, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who are taxable on capital gains in more than one jurisdiction, persons who do not hold ordinary shares or ADSs as capital assets, persons holding our ordinary shares or ADSs as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, and traders in securities that elect to use a mark-to-market method of accounting for their security holdings. In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to income tax. There can be no assurance that the United States Internal Revenue Service, or IRS, will take a similar view as to any of the tax consequences described in this summary. Such holders, who are not addressed in this summary, may be subject to special rules and should consult their own tax advisors.

The statements of Irish and U.S. tax laws described herein are based on the current laws in force and as interpreted by the relevant taxation authorities and are subject to any changes in Irish or U.S. law, possibly with retroactive effect, or in the interpretation of these laws by the relevant taxation authorities, or in changes to the double taxation conventions between the Republic of Ireland and the United States occurring after the date hereof. The discussion regarding Irish taxation matters is based on the various Irish Taxes Acts, Finance Acts and other relevant legislation, judicial decisions, statements of practice and revenue practices in force as of the date hereof, all of which are subject to change, possibly with retrospective effect.

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

United States Taxation. Subject to the discussion of PFICs below, a U.S. holder’s sale or exchange of ADSs generally will result in the recognition of capital gain or loss by the U.S. holder in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the ADSs sold. Gain or loss realized on the sale of ADSs by non-corporate U.S. holders will currently be subject to a maximum rate of U.S. federal income tax of 15%, provided the ADSs were held for more than 12 months as capital assets. In general, any capital gain or loss recognized by a U.S. holder upon the sale or exchange of ADSs will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations. A U.S. holder’s tax basis in its ADSs will generally equal the purchase price paid for the ADSs.

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

The consequences described above may be mitigated if the U.S. holder makes a timely election to treat us as a qualified electing fund, or QEF. A shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the net capital gain of the QEF which would be taxable as long-term capital gain, subject to a separate election to defer payment of undistributed earnings of the QEF and taxes, which deferral is subject to an interest charge. We would have to furnish certain information on an annual basis to U.S. holders in order for such holders to make a QEF election. However, the Company does not intend to furnish such information, so U.S. holders will not be able to make a QEF election with respect to their shares of the Company. The QEF election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the IRS.

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

U.S. Information Reporting and Backup Withholding

Any dividends paid, or proceeds on a sale of, ADSs to or by holders of ADSs may be subject to U.S. information reporting requirements, and the 28% U.S. backup withholding tax may apply unless the holder (1) is an exempt recipient, or (2) provides a U.S. taxpayer identification number, certifies that no loss of exemption from backup withholding has occurred and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a refund or credit against the holder’s U.S. federal income tax, provided the required information is furnished in a timely manner to the IRS.

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

As of January 31, 2008, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

Interest rate risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of commercial paper. As of January 31, 2008, there were no outstanding short-term loans and there were no outstanding borrowings under our revolving lines of credit or our short-term credit facilities. We believe we are subject to short-term interest rate risk on our short-term investments which we do not expect to be material.

Foreign exchange risk management

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

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of January 31, 2008, the Company had two forward exchange contracts maturing in April 2008 and July 2008 to sell US$1.3 million and receive euro in return. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. The aggregate fair value of the contracts as of January 31, 2008 was US$40,000.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. At January 31, 2008, the Company had no currency options.

The table below provides information about the derivative financial instruments we have entered into that are sensitive to foreign currency exchange rates. The table presents fair values, notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

Foreign Currency Risk	Contract Notional Amounts Expected Maturity Date 2008	Fair Value as of January 31, 2008	Weighted-average Contractual Exchange Rate
	(U.S. dollars in thousands)
Derivatives used to manage anticipated cash flows
(Receive euro, Sell U.S. dollars)	1,321	40	1.4438

Based on the nature and current levels of the Company’s investments and debt, the Company has concluded that there is no material market risk exposure.

For further discussion of the Company’s market risk, please see Item 5.B “Operating Results—Liquidity and Capital Resources”.

Item 12.	Description of Securities Other Than Equity Securities

Not required.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. On	March 21, 2000, a two-for-one ADS split became effective resulting in one additional ADS being issued to ADS holders for each ADS held by ADS holders of record. As a result of the share split, each of the Company’s ordinary shares was represented by two ADSs. On May 24, 2002 the Company effected a one-for-four reverse split of its issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS. Basic and diluted net (loss) income per equivalent ADS is therefore calculated using 50% of the weighted-average number of ordinary shares outstanding during the period.

B.	Not required.

C.	Not required.

D.	Not required.

E.	Not required.

Item 15T.	Controls and Procedures

(a) Disclosure Controls and Procedures

Our Chief Executive Officer, Cyril P. McGuire, and our Vice President Finance, Group, Joseph Seery (our principal executive officer and principal financial officer, respectively) have concluded that our disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)) were effective as of January 31, 2008, to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the Chief Executive Officer and Vice President Finance, Group, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all errors or fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment using those criteria, we concluded and hereby report that our internal control over financial reporting was effective as of January 31, 2008. Management reviewed its assessment of our internal control over financial reporting with the Audit Committee of our Board of Directors.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report on internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Management’s report on internal control over financial reporting contained in this paragraph (b) of Item 15T shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as expressly set forth by specific reference in such filing.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 of the Securities Exchange Act of 1934, as amended, that occurred during the period covered by this annual report that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that Kevin C. Shea and Robert M. Wadsworth are independent Audit Committee Financial Experts as defined by the applicable rules and regulations of the SEC.

Item 16B.	Code of Ethics

We adopted a Code of Ethics that applies to all our employees, including our Chief Executive Officer, our President and our Vice President Finance, Group. A copy of our Code of Ethics is available free of charge upon request by writing to us, attention of our Vice President Finance, Group, at the address on the front cover of this Form 20-F.

Any amendment to or waivers of the Code of Ethics for members of our Board of Directors and our executive officers will be disclosed on our web-site at www.trintech.com within five business days following the amendment or waiver, and we will also disclose such amendment or waiver on a Form 6-K or Form 20-F. During fiscal 2008, no amendments to our waivers from the Code of Ethics were made or given for any of our executive officers.

Item 16C.	Principal Accountant Fees and Services

Fees Billed for Services Rendered by Principal Auditors

Ernst & Young, our independent auditors, billed us the fees set forth below for services rendered during fiscal 2008 and 2007, respectively. The Audit Committee has considered whether, and concluded that, the non-audit services provided by Ernst & Young are compatible with maintaining its independence.

An analysis of principal accountant fees and services, for the last two fiscal years, is included below:

Accountant Fees and Services	For the year ended January 31, 2008	For the year ended January 31, 2007
	(U.S. dollars in thousands)
Audit fees(1)	$473	$404
Audit related fees(2)	4	16
Tax fees(3)	108	194
All other fees(4)	1	1

Total fees	$586	$615

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements and preparation and meetings with the Audit Committee, including services that generally only the independent accountant can reasonably provide.
(2)	Audit related fees consist of a grant claim and a SEC related filing.
(3)	Tax fees relate to tax compliance, planning, and advice on operational and acquisition / divesture activities.
(4)	Other fees consist of fees charged for training courses.

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

The following tables summarize, as ordinary shares and ADSs, purchases of equity securities in fiscal 2008 under our share buyback plan as re-approved in July 2007:

Ordinary Shares

	(a)	(b)	(c)	(d)
Period	Total Number Of Shares Purchased	Average Price Per Share Paid	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
2/1/07 – 2/28/07	—	—	—	$2,948,795
3/1/07 – 3/31/07	—	—	—	2,948,795
4/1/07 – 4/30/07	—	—	—	2,948,795
5/1/07 – 5/31/07	—	—	—	2,948,795
6/1/07 – 6/30/07	—	—	—	2,948,795
7/1/07 – 7/31/07	—	—	—	2,948,795
8/1/07 – 8/31/07	—	—	—	2,948,795
9/1/07 – 9/30/07	—	—	—	2,948,795
10/1/07 – 10/31/07	—	—	—	2,948,795
11/1/07 – 11/30/07	—	—	—	2,948,795
12/1/07 – 12/31/07	—	—	—	2,948,795
1/1/08 – 1/31/08	—	—	—	2,948,795

Total	—	—	—

ADSs

	(a)	(b)	(c)	(d)
Period	Total Number Of ADSs Purchased	Average Price Per ADS Paid	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs That May Yet Be Purchased Under the Plans or Programs
2/1/07 – 2/28/07	—	—	—	$2,948,795
3/1/07 – 3/31/07	—	—	—	2,948,795
4/1/07 – 4/30/07	—	—	—	2,948,795
5/1/07 – 5/31/07	—	—	—	2,948,795
6/1/07 – 6/30/07	—	—	—	2,948,795
7/1/07 – 7/31/07	—	—	—	2,948,795
8/1/07 – 8/31/07	—	—	—	2,948,795
9/1/07 – 9/30/07	—	—	—	2,948,795
10/1/07 – 10/31/07	—	—	—	2,948,795
11/1/07 – 11/30/07	—	—	—	2,948,795
12/1/07 – 12/31/07	—	—	—	2,948,795
1/1/08 – 1/31/08	—	—	—	2,948,795

Total	—	—	—

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

PART III

Item 17.	Financial Statements

Please see Item 18 Financial Statements.

Item 18.	Financial Statements

Financial documents filed as part of this Form 20-F.

(1)	Financial Statements. The following Trintech Group PLC Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-40 are herein incorporated by reference.

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

(2)	Financial Statement Schedule. The following financial statement schedule of Trintech Group PLC for the fiscal years ended January 31, 2008, 2007 and 2006 is filed as part of this Form 20-F and should be read in conjunction with the Company’s Consolidated Financial Statements incorporated by reference in Item 18 of this Form 20-F.

SCHEDULE II

TRINTECH GROUP PLC

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Additions charged (credited) to costs and expenses	Additions charged (credited) to other accounts		Exchange differences	Deductions		Balance at end of period
	(U.S. dollars in thousands)
Year ended January 31, 2008
Provisions for bad and doubtful debts	244	(28)	(26)		—	(166)		24

Year ended January 31, 2007
Provisions for bad and doubtful debts	18	44	184		(2)	—		244

Year ended January 31, 2006
Provisions for bad and doubtful debts	31	—	—		—	(13)		18

Year ended January 31, 2008
Tax Valuation Allowance	3,967	334 (1)	1,033	(2)	452	—		5,786

Year ended January 31, 2007
Tax Valuation Allowance	19,034	1,560	(1,454	)(2)	932	(16,105	)(3)	3,967

Year ended January 31, 2006
Tax Valuation Allowance	20,191	(222)	578	(2)	(1,196)	(317)		19,034

(1)	In relation to additions charged to cost and expenses, the change in valuation allowance is principally due to tax losses incurred in an Irish subsidiary for the year ended January 31, 2008.
(2)	In relation to disqualifying dispositions and revisions to net operating losses and other deferred benefits on finalization of tax returns in a number of jurisdictions and the finalization of the tax losses transferred relating to the sale of the Payments business.
(3)	In relation to deductions, the tax valuation deduction is due to the transfer of estimated tax losses with the sale of the Payments business.

Schedules not listed above have been omitted because the information required to be described in the schedules is not applicable or is shown in the financial statements.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of Trintech Group PLC, as amended, dated July 25, 2007

2.1	Specimen of Ordinary Share Certificate (filed as Exhibit 4.1 to Trintech’s Registration Statement on Form F-1 (File No. 333-1078) and incorporated herein by reference)

2.2	Form of Depositary Agreement among Trintech Group Limited, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) dated as of September 27, 1999, as amended on March 16, 2000 and as further amended on May 24, 2002 (filed as Exhibit 4.1 to Trintech’s Post-Effective Amendment No. 2 to Form S-8 Registration Statement (File No. 333-11598) and incorporated herein by reference)

4.1	1990 Trintech Group Limited Share Option Scheme (filed as Exhibit 10.1 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.2	1997 Trintech Group Limited Share Option Scheme, as amended, dated July 27, 2006 (filed as Exhibit 4.2 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.3	1998 Trintech Group Limited Directors and Consultants Share Option Scheme, as amended, dated as of July 12, 2002 (filed as Exhibit 4.3 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2003 and incorporated by reference)

4.4	1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.4 to Trintech’s Post-Effective Amendment No. 3 to Form S-8 Registration Statement (File No. 333-11598) and incorporated herein by reference)

4.5	[Reserved]

4.6	[Reserved]

4.7	[Reserved]

4.8	Credit Agreement between Trintech Group of Companies and The Bank of Ireland dated November 12, 1997 (filed as Exhibit 10.14 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.9	1999 U.S. Share Purchase Plan (filed as Exhibit 10.10 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.10	[Reserved]

4.11	Lease Agreement between John McGuire, Cyril McGuire and Trintech Group Limited dated August 10, 2001 (filed as Exhibit 4.11 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated herein by reference)

4.12	Lease Agreement between 5 Independence Associates Limited Partnership and Trintech, Inc. dated April 30, 1998 (filed as Exhibit 10.22 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.13	Amendment No. 1 to Lease Agreement between 5 Independence Associates Limited Partnership and Trintech, Inc. dated August 4, 1998 (filed as Exhibit 10.23 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.14	Guaranty Agreement between 5 Independence Associates Limited Partnership and Trintech Holdings Limited dated April 1998 (filed as Exhibit 10.24 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

Exhibit Number	Description of Document
4.15	Office Lease Agreement between Sherlon Investments Corp. and Trintech, Inc. dated December 12, 1997 (filed as Exhibit 10.25 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.16	Lease Agreement between Service Life & Casualty Ins. Co. and Trintech, Inc. dated January 5, 1999 (filed as Exhibit 10.27 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.17	Lease Agreement between Lincoln Bascom Office Center and Trintech, Inc. dated March 19, 1996 (filed as Exhibit 10.28 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.18	First Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated April 1, 1997 (filed as Exhibit 10.29 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.19	First Amendment to Office Lease Agreement between Sherlon Investments Corp and Trintech, Inc. dated February 10, 1999 (filed as Exhibit 10.30 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.20	Second Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated May 4, 1998 (filed as Exhibit 10.31 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.21	Third Amendment to Office Building Lease between Lincoln Bascom Office Center and Trintech, Inc. dated May 21, 1998 (filed as Exhibit 10.32 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.22	Lease Agreement between Trintech, Inc. and Peninsula Office Park Associates, L.P. dated May 28, 1999 (filed as Exhibit 4.22 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) and incorporated herein by reference)

4.23	First Amendment to the Lease between Trintech, Inc. and Peninsula Office Park Associates, L.P. dated November 1, 1999 (filed as Exhibit 4.23 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) and incorporated herein by reference)

4.24	Asset Purchase Agreement by and among Trintech Technologies Limited, Maria Sanchez and Eduardo Spangenberg, dated as of September 12, 2000 (filed as Exhibit 4.24 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.25	Form of Indemnification Agreement between Trintech, Inc. and its directors and officers dated September 1999 (filed as Exhibit 10.5 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.26	Supply Agreement between Keltek Electronics Limited and Trintech Group Limited dated August 17, 1998 (filed as Exhibit 10.20 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.27	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated December 3, 1996 (filed as Exhibit 10.33 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.28	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated December 3, 1996 (filed as Exhibit 10.34 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

Exhibit Number	Description of Document
4.29	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated October 13, 1997 (filed as Exhibit 10.35 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.30	Grant to Trintech Manufacturing Limited from Enterprise Ireland dated October 13, 1997 (filed as Exhibit 10.36 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.31	Software Source Code License Agreement between RSA Data Security, Inc. and Trintech Manufacturing Ltd. dated March 31, 1998 (filed as Exhibit 10.16 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.32†	Marketing Agreement between RSA Data Security, Inc. and Trintech Manufacturing Ltd. dated March 31, 1998 (filed as Exhibit 10.17 to Trintech’s Registration Statement on Form F-1 (File No. 333-32762) and incorporated herein by reference)

4.33†	Agreement between Visa International and Trintech Group Limited dated August 27, 1998 (filed as Exhibit 10.18 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.34	Marketing Agreement between SAP Aktiengesellschaft and Trintech Group Limited dated November 19, 1998 (filed as Exhibit 10.5 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.35†	Development and Marketing Agreement between Trintech Group and Visa International Service Association dated March 26, 1999 (filed as Exhibit 10.37 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.36†	License Agreement between Trintech, Inc. and Visa U.S.A., Inc. dated May 12, 1999 (filed as Exhibit 10.38 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.37	Master Joint Marketing Agreement between Trintech, Inc. and Compaq Computer Corporation dated March 17, 1999 (filed as Exhibit 10.39 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.38	Exceptis Technologies Limited Share Option Scheme, adopted on July 14, 2000 (filed as Exhibit 4.38 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.39	Sale and Purchase Agreement by and between Trintech Group PLC and Exceptis Technologies Limited, dated November 2000 (filed as Exhibit 4.39 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.40	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Globeset, Inc. (filed as Exhibit 4.40 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.41	Sale and Purchase Agreement by and between Suresh Mirpuri and Trintech Group PLC, dated August 24, 2000 (filed as Exhibit 4.41 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.42	Line of Credit Agreement between Trintech Group PLC and The Bank of Ireland dated April 05, 2002 (filed as Exhibit 4.42 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated herein by reference)

4.43	Stock Purchase Agreement dated November 1, 2003 between Trintech Group PLC, Trintech Inc., CW & Associates, doing business as DataFlow Services and Jeffrey Wiggins (filed as Exhibit 4.43 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

Exhibit Number	Description of Document
4.44	Share Subscription Agreement dated November 1, 2003 between Trintech Group PLC, Trintech Inc. and Jeffrey Wiggins (filed as Exhibit 4.44 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

4.45	Grant to Trintech Technologies Limited from Enterprise Ireland dated April 26, 2004 (filed as Exhibit 4.45 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

4.46	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Assurity Technologies Inc., dated February 1, 2006 (filed as Exhibit 4.46 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.47	Share Purchase Agreement among Trintech Group PLC, Slan Limited, Grindon Limited, VeriFone Singapore Pte Ltd. and VeriFone Holdings, Inc. dated as of August 13, 2006 (filed as Exhibit 10.1 to Trintech’s Report of Foreign Private Issuer on Form 6-K (File No. 0-30320) dated August 15, 2006 and incorporated herein by reference)

4.48	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Concuity Inc., dated December 5, 2006 (filed as Exhibit 4.48 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.49	Dublin Lease Agreement between Trintech Group plc, Trintech Technologies Limited and Leaseplan Infrastructure Services Limited dated November 15, 2006 (filed as Exhibit 4.49 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.50	Sixth Amendment to Dallas Office Building Lease between Utah State Investment Fund and Trintech Technologies Limited, dated February 16, 2006 (filed as Exhibit 4.50 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.51	Lease Surrender Agreement for Phase II building in Dublin between Trintech Group plc and Cyril McGuire dated December 20, 2006 (filed as Exhibit 4.51 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.52	Trintech Group PLC Share Option Plan 2007 (filed as Exhibit 4.1 to Trintech’s Form S-8 Registration Statement (File No. 333-145642) and incorporated herein by reference)

4.53	Trintech Group PLC Share Option Plan 2007 for Directors and Consultants 2007 (filed as Exhibit 4.2 to Trintech’s Form S-8 Registration Statement (File No. 333-145642) and incorporated herein by reference)

4.54	Agreement and Plan of Merger among Trintech Group PLC, Trintech Inc., Sparta Acquisition Inc., Movaris Inc. and Shareholder Representative Services, LLC. dated February 10, 2008.

8.1	Subsidiaries of Trintech Group PLC (See page 27 of this Form 20-F)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act

13.1	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Ernst & Young

†	Documents for which confidential treatment has been previously granted

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRINTECH GROUP PLC

(Registrant)

By:	/s/ JOSEPH SEERY
Joseph Seery
Vice President Finance, Group

Date: June 13, 2008

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

OF TRINTECH GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Trintech Group PLC

We have audited the accompanying consolidated balance sheets of Trintech Group PLC and subsidiaries (the “Company”) as of January 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2008. Our audits also included the financial statement schedule listed at Item 18. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trintech Group PLC and its subsidiaries at January 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. As discussed in Note 1 to the consolidated financial statements, Trintech Group PLC changed its method of accounting for stock-based compensation expense as of February 1, 2006 to conform with the provisions of Statement of Financial Accounting Standards No. 123(R). As discussed in Note 15 to the consolidated financial statements, Trintech Group PLC adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, effective February 1, 2007.

/s/ Ernst & Young

Dublin, Ireland

June 13, 2008

TRINTECH GROUP PLC

CONSOLIDATED BALANCE SHEETS

(U.S dollars in thousands)

	January 31,
	2007	2008
ASSETS
Current assets
Cash and cash equivalents (note 2)	$25,766	$23,766
Accounts receivable, net of allowance for doubtful accounts of $244 and $24 at January 31, 2007 and 2008, respectively (note 4)	5,989	6,507
Prepaid expenses and other current assets	1,054	1,373
Net current deferred tax asset (note 15)	396	234
Assets held for sale and in discontinued operations (note 5)	204	—

Total current assets	33,409	31,880
Non-current assets
Restricted cash (note 6)	—	338
Property and equipment, net (note 10)	1,567	1,597
Intangible assets, net (note 11) Net non-current deferred tax asset (note 15)	6,730 —	4,534 136
Goodwill (note 19)	15,531	17,126

Total non-current assets	23,828	23,731

Total assets	$57,237	$55,611

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,263	$515
Accrued payroll and related expenses	2,080	2,156
Deferred consideration	795	1,049
Net current deferred tax liability (note 15)	—	231
Other accrued liabilities	1,485	1,718
Income taxes payable (note 15)	92	184
Deferred revenues	7,033	8,317
Liabilities held for sale and in discontinued operations (note 5)	962	141

Total current liabilities	13,710	14,311

Non-current liabilities
Capital leases due after more than one year (note 9)	—	190
Deferred rent less current portion (note 8)	511	427
Deferred consideration	2,003	2,000
Income taxes payable (note 15)	135	119

Total non-current liabilities	2,649	2,736

Series B preference shares, $0.0027 par value 10,000,000 authorized at January 31, 2007 and January 31, 2008, respectively None issued and outstanding	—	—
Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 31,875,219 and 32,413,719 shares issued, 31,159,093 and 31,821,201 shares outstanding at January 31, 2007 and 2008, respectively	86	87
Additional paid-in capital	248,898	251,029
Treasury shares (at cost, 716,126 and 592,518 shares at January 31, 2007 and 2008, respectively)	(1,222)	(1,011)
Accumulated deficit	(203,862)	(208,135)
Accumulated other comprehensive loss	(3,022)	(3,406)

Total shareholders’ equity	40,878	38,564

Total liabilities and shareholders’ equity	$57,237	$55,611

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended January 31,
	2006	2007	2008
Revenue:
License	$11,702	$14,397	$16,640
Service	9,347	11,400	16,288

Total revenue	21,049	25,797	32,928

Cost of revenue:
License	944	1,131	1,573
Amortization of purchased technology	—	258	655
Service	3,405	5,354	8,482

Total cost of revenue	4,349	6,743	10,710

Gross margin	16,700	19,054	22,218
Operating expenses:
Research and development	2,508	4,948	4,890
Sales and marketing	4,741	7,096	10,690
General and administrative	6,994	8,389	9,842
Restructuring charge	78	—	—
Amortization of purchased intangible assets	847	1,001	1,541

Total operating expenses	15,168	21,434	26,963

Income (loss) from operations	1,532	(2,380)	(4,745)
Interest income, net	1,082	1,425	1,039
Exchange (loss) gain, net	(153)	383	444

Income (loss) before provision for income taxes	2,461	(572)	(3,262)
Provision for income taxes (note 15)	270	(117)	(1,011)

Income (loss) from continuing operations	2,731	(689)	(4,273)
Loss from discontinued operations (note 5)	(4,272)	(6,887)	—
Profit on sale of discontinued operations (note 5)	—	5,409	—

Loss from discontinued operations, net of tax (note 5)	(4,272)	(1,478)	—

Net loss	$(1,541)	$(2,167)	$(4,273)

Basic and diluted net loss per Ordinary Share (note 13)	$(0.05)	$(0.07)	$(0.14)

Shares used in computing basic and diluted net loss per Ordinary Share	30,997,352	30,646,534	31,362,813

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Treasury Shares	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 31, 2005	30,908,635	$84	$246,283	$(416)	$(200,154)	$(2,651)	$43,146
Issuance of Ordinary Shares on exercise of options(a)	129,936	0	113	—	—	—	113
Purchase of treasury shares	(80,600)	—	—	(165)	—	—	(165)
Reissue of treasury shares	76,952	—	9	132	—	—	141
Net loss	—	—	—	—	(1,541)	—	(1,541)
Currency translation adjustment	—	—	—	—	—	92	92

Comprehensive loss	—	—	—	—	—	—	(1,449)

Balance at January 31, 2006	31,034,923	84	246,405	(449)	(201,695)	(2,559)	41,786
Issuance of Ordinary Shares on exercise of options(a)	585,192	2	719	—	—	—	721
Purchase of treasury shares	(533,720)	—	—	(896)	—	—	(896)
Reissue of treasury shares	72,698	—	(24)	123	—	—	99
Share-based compensation	—	—	1,798	—	—	—	1,798
Net loss	—	—	—	—	(2,167)	—	(2,167)
Currency translation adjustment	—	—	—	—	—	(463)	(463)

Comprehensive loss	—	—	—	—	—	—	(2,630)

Balance at January 31, 2007	31,159,093	86	248,898	(1,222)	(203,862)	(3,022)	40,878
Issuance of Ordinary Shares on exercise of options(a)	562,416	1	626	—	—	—	627
Reissue of treasury shares	123,608	—	(39)	211	—	—	172
Share-based compensation	—	—	1,079	—	—	—	1,079
Excess tax benefit from share-based compensation plans	—	—	465	—	—	—	465

Net loss	—	—	—	—	(4,273)	—	(4,273)
Currency translation adjustment	—	—	—	—	—	(384)	(384)

Comprehensive loss	—	—	—	—	—	—	(4,657)

Balance at January 31, 2008	31,845,117	$87	$251,029	$(1,011)	$(208,135)	$(3,406)	$38,564

(a)	See note 14 to these financial statements

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended January 31,
	2006	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,541)	$(2,167)	$(4,273)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,385	1,890	2,895
Impairment loss on goodwill	(3,891)	—	—
Profit on sale of business, net	—	(5,409)	—
Share-based compensation	—	1,240	1,079
Effect of changes in foreign currency exchange rates	(16)	(366)	(35)
Changes in operating assets and liabilities:
Inventories	(1,595)	513	—
Accounts receivable	668	(918)	473
Prepaid expenses and other current assets excluding gain on settlement	(191)	(281)	(325)
Amounts prepaid to related parties	(419)	440	—
Value added tax receivable	104	406	(7)
Accounts payable	1,457	(3,023)	(896)
Accrued payroll and related expenses	5	698	(10)
Deferred revenues	(417)	1,771	335
Value added tax payable	(124)	(386)	(67)
Warranty reserve	3,531	(1,615)	(94)
Other accrued liabilities	(844)	54	(477)

Net cash used in operating activities	(1,888)	(7,153)	(1,402)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(1,072)	(694)	(581)
Proceeds on sale of property, plant and equipment	—	—	338
Proceeds from legal settlement	—	1,744	—
Proceeds (payments) relating to sale of business	—	5,406	(331)
Payments relating to acquisitions	(1,194)	(9,147)	(971)

Net cash used in investing activities	(2,266)	(2,691)	(1,545)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease (increase) in restricted cash deposits	261	29	(338)
Principal payments on capital leases	(83)	—	(93)
Issuance of ordinary shares	254	820	799
Purchases of treasury shares	(165)	—	—
Excess tax benefit from share-based compensation plans	—	—	465
Repayments under bank overdraft facility	(376)	(192)	—

Net cash (used in) provided by financing activities	(109)	657	833

Net decrease in cash and cash equivalents	(4,263)	(9,187)	(2,114)
Effect of exchange rate changes on cash and cash equivalents	(172)	208	114
Cash and cash equivalents at beginning of year	39,180	34,745	25,766

Cash and cash equivalents at end of year	$34,745	$25,766	$23,766

Supplemental disclosure of cash flow information:
Interest paid	$30	$24	$58

Taxes (received) paid	$(338)	$(50)	$123

Supplemental disclosure of non-cash flow information:
Acquisition of property and equipment under capital leases (note 9)	$—	$—	$(412)

Leasehold improvements funded by landlord (note 8)	$—	$638	$—

Receipt of treasury shares from legal settlement (note 12)	$—	$888	$—

See accompanying notes

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and Summary of Significant Accounting Policies

Organization

Trintech Group PLC is organized as a public limited company under the laws of Ireland. Trintech Group PLC and its wholly-owned subsidiaries (collectively, the “Company”) is a leading global provider of integrated financial governance, transaction risk management, and compliance solutions. The Company enables companies to achieve excellence in financial governance and performance management through a comprehensive platform of account reconciliation, accounting compliance, and financial reporting applications across the financial lifecycle.

Over 580 leading global organizations are realizing the benefits of Trintech solutions every day to:

•	Gain greater control, visibility, and efficiency across financial processes;

•	Improve financial performance through stronger management of revenue and cost cycles;

•	Ensure the accuracy and integrity of financial data, thereby reducing the risk of material weaknesses and restatements; and

•	Drive immediate efficiencies and cost reductions in financial operations through automation and scalability.

The Company’s financial governance and transaction risk management solutions include: ReconNET for high volume transaction reconciliation; AssureNET GL for general ledger reconciliation and certification; On-Demand solutions for application service provider (“ASP”) services for ReconNET and AssureNET; the DataFlow Transaction Network for data collection and delivery; and ClearContracts, a Software-as-a-Service application (“SaaS”) which enables healthcare providers to optimize contract profitability by reconciling payments received from their patients’ insurers to amounts they should have received from claims under the terms of their respective contracts.

The Company has a customer base of over 580 retail chains, commercial companies, financial institutions and healthcare providers and targets its sales and marketing efforts at three principal regions:

•	Europe, Middle East and Africa;

•	North and South America; and

•	the Asia- Pacific region.

The Company’s principal market is the United States, which represents approximately 90% of the Company’s total revenue in fiscal 2008.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

Companies Acts, 1963 to 2006

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a company’s annual return. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990 in respect of the consolidated financial statements for the years ended January 31, 2006 and 2007. Copies of consolidated financial statements for each of the years ended January 31, 2006 and 2007 have been so annexed to the relevant annual returns, and a copy of the consolidated financial statements for the year ended January 31, 2008, together with the report of the auditors thereon, will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of the Company in 2008.

Translation of Financial Statements of Foreign Entities

The U.S. dollar (US$) is the functional currency of the parent company, Trintech Group PLC and the Company’s subsidiaries in the United States and the Cayman Islands. The euro (€) is the functional currency of the Company’s subsidiaries in Ireland and Germany. The United Kingdom pound sterling (Stg£) is the functional currency of the Company’s UK subsidiary. Transaction gains or losses arising on changes in the exchange rates between functional currencies and foreign currencies are included in net loss for the period.

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

Revenue is recognized on product sales when persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectability is reasonably assured.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If the license fee due from the customer is not fixed or determinable, revenue is recognized as payment becomes due, assuming all other revenue recognition criteria have been met. We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30; however, terms may vary based on the country in which the agreement is executed. Payments that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. If collection of the fees from the customer is not considered probable, revenue is recognized when the fee is collected. Revenue arrangements with resellers are recognized, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

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

The Company also offers hosting arrangements, known as ASP. With ASP arrangements the Company installs and runs software applications through its own or third-party’s servers giving customers access to the

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

application via the internet or a dedicated line. We consider the applicability of Emerging Issues Task Force (“EITF”) No. 00-03, “Application of SOP 97-2 to arrangements that include the right to use software stored on another entity’s hardware” on a contract-by-contract basis. ASPs are within the scope of SOP 97-2 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, and VSOE has been established for the hosting element, revenue is recognized on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognized ratably as the service is provided.

In ASP term-based arrangements, where the customer does not have the contractual right to take possession of software, ASP fees are recognized on a monthly basis over the term of the contract commencing when the customer has access to the software. For ASP arrangements, we evaluate whether each of the elements in these arrangements represents a separate unit of accounting, as defined by EITF 00-21, using all applicable facts and circumstances, including whether (i) we sell or could readily sell the element unaccompanied by the other elements, (ii) the element has stand-alone value to the customer, (iii) there is objective reliable evidence of the fair value of the undelivered item, and (iv) there is a general right of return. Revenue from our ASP hosting operations is recognized in accordance with SAB 104, generally over the term of the contract. ASP hosting agreements are generally one to five years in duration and provide for quarterly billing. Revenue related to the customer’s initial set up and implementation that we determine not to have a stand-alone value to the customer is deferred and subsequently recognized over the expected term of the ASP hosting agreement.

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

The Company defers sales commission and implementation costs on Healthcare SaaS contracts. Deferred commission is recorded as an asset and then amortized over the future revenue streams of the Healthcare customer contracts. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations. The implementation costs incurred prior to revenue recognition are deferred and amortized over the remaining contract term which typically ranges from 24 to 60 months. These deferred costs are included in prepaid and other current assets. Amortization of deferred implementation costs is included in cost of service revenues in the consolidated statements of operations.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Intangible Assets

Intangible Assets represent costs of technology acquired which have reached technological feasibility, the fair value at date of acquisition of an acquired customer base, trade names and non-compete covenants related to the Company’s acquisitions as described in Note 18. The costs of technology have been capitalized and will be written off over their useful economic lives in accordance with SFAS 142. The remaining cost associated with the non-current assets will be written off over a maximum of five years. Amortization expense for the years ended January 31, 2006, 2007 and 2008, was US$847,000, US$1.3 million and US$2.2 million, respectively.

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

No goodwill impairments were recognized for fiscal 2006, 2007 and 2008.

In fiscal 2006, the Company recognized a reduction of the impairment loss on goodwill previously written off. There was an extensive negotiation over the previous two years with the vendors of Checkline on the payment of escrow monies and deferred consideration relating to the original acquisition of Checkline in fiscal

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2001. Arising from these negotiations, a mediation process was entered into by both parties. The result of this process was the release of monies held in an escrow account, an element of the original purchase consideration amounting to US$1.76 million to the Company; the release of the Company from payment of the deferred consideration liability of US$1.25 million to the vendors of Checkline; and the receipt of 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$888,000, which again formed part of the original purchase consideration. The net effect of the settlement was a reduction in the overall impairment loss on the acquisition, net of legal costs in fiscal 2006, of US$3.1 million.

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

No impairments of long-lived assets were recognized for fiscal 2006, 2007 and 2008.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of the assets as follows:

Motor vehicles, computers and office equipment, fixtures and fittings—3 years

Leasehold improvements are amortized over the lesser of the leasehold improvements useful life or the lease term.

Depreciation expense for continuing operations was US$163,000, US$423,000 and US$699,000 in fiscal 2006, 2007 and 2008, respectively. Included in the fiscal 2008 expense is depreciation relating to capital leases of US$83,000.

Net Loss per Ordinary Share

Basic loss per share is calculated using net loss divided by the weighted-average number of ordinary shares outstanding for the period. Diluted net loss per share is calculated using net loss divided by the weighted-average number of ordinary shares outstanding for the period, plus dilutive potential ordinary shares outstanding during the period. Potential ordinary shares were excluded from the calculations of the diluted net loss per share for fiscal 2006, 2007 and 2008 because all such shares were anti-dilutive (a decrease in loss per share amounts).

Basic and diluted net loss per share is calculated in accordance with SFAS No. 128 “Earnings per Share”.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentration of Credit Risk

The Company sells its products primarily to commercial, financial and healthcare markets. While a relatively small number of customers have historically accounted for a significant portion of the Company’s revenue, management believes that these customers are credit worthy and, accordingly, minimal credit risk exists with respect to these customers. The Company performs ongoing credit evaluations on its customers and maintains reserves for potential credit losses. Generally such losses have been within management’s expectations. The Company had an allowance for doubtful accounts of US$24,000 and US$244,000 at January 31, 2008 and 2007 respectively. The Company generally requires no collateral from its customers. The Company had bad debt write-offs amounting to US$166,000 in fiscal 2008, which were fully covered by the bad debt provision.

The Company invests its excess cash in low-risk, short-term deposit accounts and commercial paper with high credit-quality banks in the United States, United Kingdom and Ireland. At January 31, 2008, US$23.8 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

Allowance for Doubtful Accounts.

The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectability of specific customer accounts and the aging of accounts receivable. The Company maintains an allowance for doubtful accounts at an amount the Company estimates to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when the Company assesses the realizability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount we reasonably believe will be collected.

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

The Company adopted SFAS 123R using the modified prospective transition method. Under that transition method, compensation cost, recognized in fiscal 2008 and 2007, includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of, February 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of Financial Accounting Standards No 123, “Accounting for Share-based Compensation” (SFAS 123) and b) compensation cost for all shared-based payments granted subsequent to February 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The results for the prior periods have not been restated. As a result of adopting SFAS 123R, our net

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

loss for fiscal 2008 and fiscal 2007 was US$1.1 million and US$1.8 million higher, respectively, than if the Company had continued to account for share-based compensation under APB 25 as it had in the comparable prior year period.

We estimate the fair value of share-based awards on the date of grant using the Black-Scholes option valuation model. Share-based compensation expense includes the estimated effects of forfeitures, which will be adjusted over the requisite service period to the extent actual forfeitures differ, or are expected to differ from such estimates. Changes in estimated forfeitures are recognized in the period of change and will also impact the amount of expense to be recognized in future periods. Forfeiture rate assumptions are derived from historical data. We estimate stock price volatility at the date of grant based on the historical volatility of our American Depositary Shares. Estimated option life is determined using the “simplified method” in accordance with Staff Accounting Bulletin No. 107. The Company has elected to use this method due to its low historical share option exercise experience. Determining the appropriate fair-value model and calculating the fair value of share-based awards at the grant date requires considerable judgment, including estimating share price volatility, expected option life and forfeiture rates.

Tax deductions associated with stock option exercises related to grants vesting prior to February 1, 2006 are credited to stockholders’ equity. Excess tax benefits associated with stock option exercises related to grants vesting on or after February 1, 2006 are also credited to stockholders’ equity. The reductions of income taxes payable resulting from the exercise of employee stock options and other employee stock programs that were credited to stockholders’ equity were US$465,000 in fiscal 2008. There were no excess tax benefit recognized in fiscal 2007 and 2006.

If compensation expense for our share-based awards to employees had been recognized using the fair value method of SFAS 123R rather than the intrinsic value method under APB 25, net loss and loss per share would have been reduced to the proforma amounts below for fiscal 2006:

Year ended January 31, 2006
(U.S. dollars in thousands)
Net loss, as reported	$(1,541)
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,638)

Proforma net loss	$(3,179)

Loss per share:
Basic and diluted-as reported	$(0.05)

Basic and diluted-pro forma	$(0.10)

The fair value for these share options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended January 31,
	2006	2007	2008
Risk-free interest rate	4%	4.78%	4.25%
Expected dividend yield	0%	0%	0%
Expected volatility	0.76	0.62	0.49
Expected life (years)	4.6	4.6	4.6

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Company’s estimated option forfeiture rate in fiscal 2008 and 2007, based on its historical option forfeiture experience, is approximately 2.2% and 4%, respectively. The Company will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

Based on the above assumptions, the weighted-average fair values of the options granted under the Company’s share option plans for fiscal 2008, 2007 and 2006, were US$0.92, US$0.93 and US$1.19, respectively.

The Company anticipates it will recognize an aggregate of US$1.8 million as compensation expense in fiscal years 2009 to 2012. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Advertising and Promotion Expense

All costs associated with advertising are expensed as incurred. Advertising and promotion expense was US$308,000, US$451,000 and US$1.3 million for fiscal 2006, 2007 and 2008, respectively.

Compensated Absences

Prior to fiscal 2007, the Company did not accrue for the liability associated with employees’ absences from employment as the amount of compensation was not reasonably estimable under SFAS 43 “Accounting for Compensated Absences”. In the third quarter of fiscal 2007, the Company implemented a new process to estimate its obligation for accrued vacation and consequently recorded a charge of US$704,000 in fiscal 2007, of which US$246,000 related to discontinued operations. At January 31, 2008, the Company had a liability for compensated absences of US$305,000.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Legal contingencies

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

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, which means that it will be effective for our fiscal year beginning February 1, 2008. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The adoption of SFAS No. 157 is not expected to have a material impact on our consolidated financial statements or related disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007, which means that it will be effective for our fiscal year beginning February 1, 2008. The adoption of SFAS No. 159 is not expected to have a material impact on our consolidated financial statements or related disclosures.

In December 2007 the FASB issued SFAS 141 (revised 2007), “Business Combinations”. SFAS 141R will significantly change the accounting for business combinations in a number of areas, including the measurement of assets and liabilities acquired and the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will affect the income tax provision. SFAS 141R is effective for business combinations for

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008, which means that it will be effective for our fiscal year beginning February 1, 2009. Early adoption is prohibited. We are in the process of evaluating this standard and therefore have not yet determined the impact that the adoption of SFAS 141R will have on our financial position, results of operations or cash flows.

In December 2007 the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements”, which establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for business arrangements entered into in fiscal years beginning on or after December 15, 2008, which means that it will be effective for our fiscal year beginning February 1, 2009. Early adoption is prohibited. We are in the process of evaluating this standard and therefore have not yet determined the impact that the adoption of SFAS 160 will have on our financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”); and how the hedges affect the entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for years beginning after November 15, 2008. The Company is in the process of evaluating what effect, if any, adoption of SFAS No. 161 may have on the consolidated financial statements.

Selected Statement of Operating Data

The Company has historically derived a significant portion of its total revenue from a relatively small number of customers. However, there were no customers who accounted for more than 10% of revenue in fiscal 2006, 2007 and 2008.

Reclassification

Certain amounts from prior periods have been reclassified to conform to the current period presentation.

In fiscal 2008, the Company concluded that it was appropriate to show its accounts receivable and deferred revenue balances net of advanced billings. Advanced billings consist of post-contract customer support amounts which have been invoiced as of the end of the period but the term of the support has not commenced or payment has not been received. Advanced billings which were netted from accounts receivable and deferred revenue were US$842,000 at January 31, 2008. The Company reclassified US$931,000 of advanced billings from accounts receivable and deferred revenue at January 31, 2007 to conform to the current period presentation. These reclassifications had no impact on the Company’s working capital, consolidated statements of operations and other than changes between accounts receivable and deferred revenue within changes in operating assets and liabilities, had no impact on the consolidated statements of cash flows.

2.    Cash and Cash Equivalents

The Company invests its excess cash in low-risk, short-term, deposit accounts with high credit-quality banks in the United States, United Kingdom and Ireland. It also invests in highly liquid investments in time deposits of

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

money market funds and commercial paper, with original maturities of 90 days or less. At January 31, 2008, US$23.8 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

	As of January 31,
	2007	2008
	(U.S. dollars in thousands)
Cash in bank and at hand	$3,353	$5,180
Money market funds	11,473	18,586
Commercial paper at market value	10,940	—

Total cash and cash equivalents	$25,766	$23,766

3.    Revolving Credit Facility: Bank Overdraft Facility and Overdrafts

The Company has an unsecured overdraft facility of €2.4 million (approximately US$3.6 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 4.81% as at January 31, 2008. The Company had no bank overdraft at January 31, 2008. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand.

4.    Accounts Receivable

The accounts receivable balance includes billed and unbilled receivables as follows:

	As of January 31,
	2007	2008
	(U.S. dollars in thousands)
Billed receivables, net	$5,782	$5,872
Unbilled receivables	207	635

Total	$5,989	$6,507

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

In fiscal 2008, the Company concluded that it was appropriate to show its accounts receivable and deferred revenue balances net of advanced billings. Advanced billings consist of post-contract customer support amounts which have been invoiced as of the end of the period but the term of the support has not commenced or payment has not been received. Accounts receivable and deferred revenue balances are shown net of advanced billings of US$842,000 and US$931,000 at January 31, 2008 and 2007, respectively.

5.    Discontinued Operations

In August 2006, the Company entered into a definitive agreement to sell its Payments business (excluding the German element of this business) to VeriFone Holdings, Inc. (“VeriFone”). The sale was completed on

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 1, 2006. As a result of this transaction, the Payments business is reported as discontinued operations in the accompanying consolidated financial statements. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly. The Company had no net income (loss) from discontinued operations for fiscal 2008. The Company recorded a net loss from discontinued operations of US$1.5 million, net of taxes, for fiscal 2007 which included a gain on sale of the Payments business of US$5.4 million and loss from discontinued operations of US$6.9 million. This loss from discontinued operations comprised the following:

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

This loss from discontinued operations comprised the following:

•	operating losses of the Payments business from February 1, 2005 through to January 31, 2006, of US$5.3 million;

•	lease termination and redundancy costs associated with the scaling back of the Payments business of US$583,000; and

•	other costs in connection with discontinued activities of US$1.6 million relating to facility costs and the allocation of corporate overheads.

The condensed consolidated statements of the discontinued operations were as follows:

	Year ended January 31,
	2006	2007	2008
	(U.S. dollars in thousands, except per share data)
Loss before provision for income taxes	$(4,409)	$(1,444)	$—
Provision for income taxes	137	(34)	—

Net loss	$(4,272)	$(1,478)	$—

Basic and diluted net loss per Ordinary Share	$(0.14)	$(0.05)	$—

Basic and diluted net loss per equivalent ADS	$(0.28)	$(0.10)	$—

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assets and liabilities of the discontinued operations were as follows:

	January 31,	January 31,
	2007	2008
	(U.S. dollars in thousands)
Assets
Value added taxes	$38	$—
Prepaid expenses and other current assets	166	—

Total current assets	$204	$—

Liabilities
Accounts payable	41	—
Other accrued liabilities	784	109
Value added taxes	31	8
Warranty reserve	106	24

Total current liabilities	$962	$141

Liabilities as at January 31, 2008 relate to outstanding liabilities relating to the closure of the German business.

6.    Restricted Cash

At January 31, 2008, the Company had US$338,000 in restricted cash deposits with Silicon Valley Bank against an annual renewable letter of credit facility for a certain capital lease. The capital lease expires May 22, 2010. The deposit and the letter of credit expire on May 20, 2008 and will be renewed for the amount outstanding on the capital lease. Should the Company not renew the letter of credit or default on its lease obligations, the amount due under the capital lease will be payable to the lessors.

7.    Foreign Exchange Contracts and Fair Value of Financial Instruments

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

The derivative instruments held by the Company as of January 31, 2007 and January 31, 2008 did not qualify as accounting hedges as of those dates. The fair value losses and gains on derivatives held as of January 31, 2007 and January 31, 2008 were recognized in the Consolidated Statements of Operations.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of January 31, 2008, the Company had two forward exchange contracts maturing in fiscal 2009 to sell US$1.3 million and receive euro in return. The fair value of the contracts as of January 31, 2008 was US$40,000.

	As of January 31,
	2007		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non-Derivatives
Cash and cash equivalents	$25,766	$25,766	$23,766	$23,766
Accounts receivable, net	$5,989	$5,989	$6,507	$6,507
Accounts payable	$1,263	$1,263	$515	$515
Deferred consideration	$2,798	$2,798	$3,049	$3,049

Derivatives
Foreign exchange forward contracts	$(4)	$(4)	$40	$40

•	The fair value of cash equivalents, accounts receivable and accounts payable approximates fair value due to the short maturities of those instruments.

•	The fair value of the contracts was calculated as the present value of the settlement amount less the current valuation based on the January 31, 2008 spot rate.

The carrying amounts for derivatives in the table above are included in consolidated balance sheets under ‘Other Accrued Liabilities’ caption.

The Company recorded an exchange loss of US$153,000 for the year ended January 31, 2006 and an exchange gain of US$383,000 and USD$444,000 for the years ended January 31, 2007 and 2008, respectively, in the consolidated statements of operations. Included in the exchange (loss) gain, net was a loss of US$109,000 and a loss of US$4,000 for the years ended January 31, 2006 and 2007 respectively, and a gain of US$134,000 for the year ended January 31, 2008, relating to derivative instruments.

The gain (loss) on derivative instruments is recorded in net cash used for operating activities in the consolidated statements of cashflows.

8.    Operating Lease Commitments

The Company’s significant operating leases are for the premises in Dublin, Ireland; Dallas, Texas; Vernon Hills, Chicago; Lawrence, Kansas; Hayward, California; London, United Kingdom; and Rotterdam, The Netherlands.

Following the sale of the Payments business, the Company relocated to smaller offices at Block C, Central Park, Leopardstown, Dublin 18, Ireland. The new Dublin lease expires in October 2011 and includes an option to exit the lease in 2009.

The previous Dallas facility lease expired in August 2006. The Company entered into a new lease agreement for space at the same premises in fiscal 2007. The new facility is under a 7.5 year lease and expires in January 2014. The lease agreement included a lease incentive for tenant improvements of US$638,000 which was recorded in property and equipment, net as leasehold improvements and as a deferred rent liability. The deferred rent liability will be amortized over the lease term as a reduction of rent expense in accordance with FASB

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Technical Bulletin 88-1 “Issues Relating to Accounting for Leases”. At January 31, 2008, US$85,000 was recorded as a current liability and US$427,000 was recorded as a non-current liability.

The Hayward and Vernon Hills facility leases were acquired as part of the acquisition of the Concuity business in December 2006. These facilities are held under two leases expiring in March 2009 and September 2009, respectively.

On September 1, 2006 the Company concluded the sale of the Payments business to VeriFone Holdings, Inc. The disposal resulted in the assignment of its London property lease to VeriFone. The Company entered into a new lease for office space in London in May 2007. The new London lease expires in December 2010 and includes an option to exit the lease in March 2009.

Rent expense was US$624,000, US$664,000 and US$1,013,000 in fiscal 2006, 2007 and fiscal 2008, respectively. Rental income was US$13,000 in fiscal 2006, US$22,000 in fiscal 2007 and US$49,000 in fiscal 2008.

Operating lease payments in the table below represent minimum payments under all operating leases as of January 31, 2008:

Operating lease payments	Future Minimum Lease Payments	Future Sublease Income
	(U.S. dollars in thousands)
Year ending January 31,
2009	$1,186	$110
2010	938	118
2011	723	71
2012	741	—
2013	775	—
Thereafter	792	—

Total minimum lease payments outstanding	$5,155	$299

The operating lease commitments shown include an amount related to certain exited facilities which have been reserved for as a result of the Company’s restructuring plans, which, net of estimated sublease income, results in a restructuring balance of US$195,000 in other accrued liabilities at January 31, 2008.

9.    Capital Leases

The following is an analysis of the leased property:

	As of January 31,
	2007	2008
	(U.S. dollars in thousands)
Computer equipment	$—	$412
Less: Accumulated Depreciation	—	(83)

Total	$—	$329

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a schedule by years of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of January 31, 2008 (US dollars in thousands):

Future Minimum Lease Payments
Capital lease payments
Year ending January 31,
2009	$160
2010	160
2011	43

Total minimum lease payments outstanding	363
Less: Amount representing interest	(43)

Present value of net minimum lease payments	$320

The current portion and non-current portion of present value of net minimum lease payments was US$130,000 and US$190,000 respectively, as of January 31, 2008

10.    Property and Equipment, net

Property and equipment consist of the following:

	As of January 31,
	2007	2008
	(U.S. dollars in thousands)
Cost
Computers and office equipment	$2,464	$2,473
Motor vehicles	28	28
Leasehold improvements	638	638
Fixtures and fittings	1,061	787

Total cost	4,191	3,926
Accumulated depreciation	(2,624)	(2,329)

Property and equipment, net	$1,567	$1,597

Included in Property and Equipment, net are assets acquired under capital lease of US$412,000 as of January 31, 2008. There were no assets acquired under capital lease as at January 31, 2007.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Intangible Assets, net

Amortization for the years ended January 31, 2006, 2007 and 2008 was US$847,000, US$1.3 million and US$2.2 million, respectively. Amortization is estimated to be approximately US$1.8 million in the year ending January 31, 2009, US$1.4 million in the year ending January 31, 2010, US$731,000 in the year ending January 31, 2011 and US$579,000 in the year ending January 31, 2012.

	As of January 31, 2007				As of January 31, 2008
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Purchased technology	$16,893	$3,392	$11,790	$1,711	$16,893	$3,392	$12,445	$1,056
Trade names	330	—	127	203	330	—	169	161
Customer base	13,180	567	7,849	4,764	13,180	567	9,321	3,292
Covenants	2,559	1,232	1,275	52	2,559	1,232	1,302	25

Total identifiable Intangible Assets	$32,962	$5,191	$21,041	$6,730	$32,962	$5,191	$23,237	$4,534

During fiscal 2007, the Company allocated approximately US$5.7 million of purchase price to intangible assets (acquired customer base of US$3.4 million, purchased technology of US$2.0 million, trade names of US$210,000 and covenants of US$67,000) in connection with the acquisition of the Assurity and Concuity businesses.

During the fourth quarters of fiscal 2006, fiscal 2007 and fiscal 2008, the Company completed its annual impairment tests and assessments of the carrying value of identifiable indefinite-lived intangible assets and goodwill as required by SFAS 142 and SFAS 144 and determined its recorded non-current assets were not impaired as of January 31, 2006, January 31, 2007 and January 31, 2008.

The weighted average amortization period for each type of intangible asset was as follows for fiscal 2008 and fiscal 2007:

(Years)
Purchased technology	3
Trade names	4
Customer base	5
Covenants	2

Total	4

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the first quarter of fiscal 2007, the Company received 266,860 ADSs (533,720 ordinary shares), with a market value of US$888,000, as part of the settlement of the litigation taken by the Company against the vendors of Checkline. For the purposes of Irish corporate law, these ADSs were received via the share buy-back program.

In July 2007, the Company’s shareholders re-approved an agreement, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the program, up to US$5.0 million of the Company’s ordinary shares could be acquired by purchasing ADSs on the open market, or in negotiated or block trades. The Company repurchased 683,558 ADSs (equivalent to 1,367,116 ordinary shares) under this program at a cost of approximately US$2.1 million from fiscal 2003 to fiscal 2008. As of January 31, 2008, approximately US$2.9 million remained available for future repurchases under this program.

Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish company law and are recorded in accordance with U.S. GAAP. There were no dividends declared or payable by the Company in any of the years presented. At January 31, 2006, 2007 and 2008, the Company did not have any profits available for distribution.

13.    Net Loss Per Ordinary Share

	Year ended January 31,
	2006	2007	2008
	(U.S. dollars in thousands, except per share data)
Numerator:

Numerator for basic and diluted net loss per ordinary share—Loss available to ordinary shareholders	$(1,541)	$(2,167)	$(4,273)

Denominator:
Denominator for basic and diluted net loss per Share	30,997,352	30,646,534	31,362,813

Basic and diluted net loss per Ordinary Share	$(0.05)	$(0.07)	$(0.14)

ADS used in computing basic and diluted loss per equivalent ADS	15,498,676	15,323,267	15,681,407

Basic and diluted net loss per equivalent ADS	$(0.10)	$(0.14)	$(0.27)

14.    Share-based Compensation Plans

We currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants to the Company and for the purpose of attracting and retaining the best available personnel to promote the success of the Company’s business. The aggregate number of shares which may be issued pursuant to the Company’s share-based compensation plans is 11,500,000 ordinary shares (5,750,000 equivalent ADSs) to be allocated among the plans by the Board of Directors. The 11,500,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 11,500,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of the Company’s ordinary shares then outstanding.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of January 31, 2008, there were outstanding options to purchase an aggregate of 4,509,214 ordinary shares (2,254,607 equivalent ADSs) at exercise prices ranging from US$0.50 to US$7.38 per ordinary share and expiration dates ranging from February 2008 to December 2014 under the Company’s share-based compensation plans. As of January 31, 2008, the Company’s directors and executive officers held net options to purchase an aggregate of 3,021,992 ordinary shares (1,510,996 equivalent ADSs) at exercise prices ranging from US$0.54 to US$2.91 per ordinary share and expiration dates ranging from August 2008 to July 2014.

Trintech Group PLC 2007 Share Option Scheme

The Trintech Group PLC 2007 Share Option Scheme (the “2007 Plan”), which provides for the grant of options to purchase Ordinary Shares of the Company, was approved by our Board of Directors on May 21, 2007 and by our shareholders on July 25, 2007. Under the 2007 Plan, non-temporary employees and executive directors holding salaried employment or office with the Company or any subsidiary companies are eligible to participate. Generally, all options granted have a seven-year term and commence vesting at a rate of one twelfth of the total per quarter for each of the quarters in the three years commencing on the anniversary date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

The purpose of the 2007 Plan is to establish an employees’ share option scheme within the meaning of Section 2 of the Companies (Amendment) Act 1983 as a long term incentive plan to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging key employees to focus on critical long-range objectives; (b) encouraging the attraction and retention of key employees with exceptional qualifications and (c) linking key employees directly to shareholder interests through increased share ownership. The 2007 Plan seeks to achieve this purpose by providing for awards in the form of options.

The 2007 Plan is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the 2007 Plan at any time.

As of January 31, 2008, no ordinary shares (no equivalent ADSs) have been issued upon the exercise of share options granted under the 2007 scheme and 314,100 ordinary shares (157,050 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 2007 scheme is US$3.74.

Trintech Group PLC Directors and Consultants Share Option Scheme 2007

On May 21, 2007, our Board of Directors approved the Directors and Consultants Share Option Scheme 2007 (the “Directors and Consultants 2007 Plan”) and our shareholders approved the same on July 25, 2007. The Directors and Consultants Share 2007 Plan provides for the grant of options to purchase Ordinary Shares of the Company to all directors and consultants of the Company and its subsidiaries, with limited exceptions for controlling shareholders. Generally, all options granted have a seven-year term and are exercisable one year after the date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

The purpose of the Directors and Consultants 2007 Plan is to establish a share option plan as a long term incentive plan to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging directors and consultants to focus on critical long-range objectives; (b) encouraging the attraction

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and retention of directors and consultants with exceptional qualifications and (c) linking directors and consultants directly to shareholder interests through increased share ownership. The Directors and Consultants 2007 Plan seeks to achieve this purpose by providing for awards in the form of options.

The Directors and Consultants 2007 Plan is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the Directors and Consultants 2007 Plan at any time.

As of January 31, 2008, no ordinary shares (no equivalent ADSs) have been issued upon the exercise of share options granted under this scheme and 150,000 ordinary shares (75,000 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under this scheme is US$4.44.

Trintech Group PLC Employee Share Purchase Plan for US employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Share Purchase Plan for Trintech’s U.S. employees. The 1999 employee share purchase plan is intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986 and has historically contained consecutive, overlapping, twenty-fourth month offering periods. Each offering period included four six-month purchase periods. Effective for offering periods commencing on or after September 1, 2007, the Purchase Plan will be implemented by six-month offering periods. Offering periods that commenced prior to September 1, 2007 were terminated after shares were purchased for the purchase period ending August 31, 2007. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year.

The 1999 Employee Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation.

As of January 31, 2008, 623,446 Ordinary Shares (311,723 equivalent ADSs) had been issued under this plan. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1999 employee purchase plan is US$3.29.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the 1997 scheme at any time.

As of January 31, 2008, 2,463,680 ordinary shares (1,231,840 equivalent ADSs) have been issued upon the exercise of share options granted under the 1997 scheme and 3,560,114 ordinary shares (1,780,057 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1997 scheme is US$3.81.

The 1997 scheme expired in May 2007.

Trintech Group PLC Directors and Consultants 1998 Share Option Scheme

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

As of January 31, 2008, 160,710 ordinary shares (80,355 equivalent ADSs) have been issued upon the exercise of share options granted under the 1998 scheme and 485,000 ordinary shares (242,500 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1998 scheme is US$3.74.

The 1998 scheme expired in April 2008.

Trintech Group PLC Employee Savings Related Share Option Scheme for Irish Employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for our Irish employees. The 1999 savings related scheme applies to all of our qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements, the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2008, no shares had been issued under this scheme.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the Company’s stock option activity and related information for the years ended January 31, 2006, 2007 and 2008 is as follows:

	January 31, 2006		January 31, 2007		January 31, 2008
	Options	Weighted- average exercise price	Options	Weighted- average exercise price	Options	Weighted- average exercise price
Outstanding at beginning of year	4,825,222	$3.12	5,251,234	$2.92	5,407,312	$1.98
Granted	791,180	1.92	1,227,050	1.70	1,019,500	1.98
Cancelled	(13,332)	24.50	(371,354)	15.36	(908,486)	2.96
Forfeited	(225,836)	3.64	(114,426)	2.21	(446,696)	1.80
Exercised	(126,000)	0.87	(585,192)	1.23	(562,416)	1.12

Outstanding at end of year	5,251,234	$2.92	5,407,312	$1.98	4,509,214	$1.91

Exercisable at end of year	3,359,028	$3.32	3,472,114	$2.00	2,801,652	$1.86

	January 31, 2006		January 31, 2007		January 31, 2008
	Fair value	Weighted- Average Exercise Price	Fair value	Weighted- average exercise price	Fair value	Weighted- average exercise price
Weighted-average fair value of options granted during the year for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$1.19	$1.92	$0.93	$1.70	$0.92	$1.98

Exercise prices for options outstanding as of January 31, 2008 ranged from US$0.50 to US$7.38 per share. The breakdown of outstanding options at January 31, 2008 by price range is as follows:

	Outstanding share options				Exercisable share options
Range of exercise prices	Number of share options	Weighted- average remaining life (years)	Weighted- average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number of share options	Weighted- average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$ 0.50 – 1.58	1,161,092	2.87	1.21		1,012,186	1.16
$ 1.60 – 1.94	1,157,900	5.48	1.73		522,162	1.69
$ 1.95 – 2.25	1,139,750	5.34	2.09		411,962	2.09
$ 2.31 – 7.38	1,050,472	3.44	2.70		855,342	2.70

	4,509,214	4.30	$1.91	$112	2,801,652	$1.86	$110

The weighted-average remaining contractual term for options exercisable as of January 31, 2008 is 3.45 years.

The aggregate intrinsic value for exercised share options was US$213,000, US$310,000 and US$199,000 for fiscal years 2008, 2007 and 2006 respectively.

Options have been granted in U.S. dollars since September 1999; previously options were granted in Irish pounds. The U.S. dollar equivalents for disclosure above have been determined using the U.S. dollar rate at the date of each grant.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on Trintech’s closing share price of US$2.39 as of January 31, 2008, which would have been received by the option holders had all option holders exercised their options as of that date.

15.    Income Taxes

Loss before provision for income taxes consists of the following:

	Year ended January 31,
	2006	2007	2008
	(U.S. dollars in thousands)
Ireland	$1,577	$(1,290)	$(6,608)
Rest of World	884	718	3,346

Total	$2,461	$(572)	$(3,262)

The provision for income taxes consists of the following:

	Year ended January 31,
	2006	2007	2008
	(U.S. dollars in thousands)
Current:
Ireland	$—	$—	$35
Rest of World – National	—	42	123
Rest of World – State and local taxes	11	189	130

Total current	11	231	288

Deferred:
Ireland	—	—	—
Rest of World – National	(281)	(114)	258

Total deferred	(281)	(114)	258

Excess tax benefit from share-based compensation plans: Rest of World – National	—	—	465

Total excess tax benefit from share-based compensation plans	—	—	465

Total provision for income taxes	$(270)	$117	$1,011

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to income before taxes. The sources and tax effects of the differences are as follows:

	Year ended January 31,
	2006	2007	2008
	(U.S. dollars in thousands)
Income taxes computed at the Irish statutory income tax rate of 12.5% for 2006, 2007 and 2008	$308	$(71)	$(408)
Income from Irish manufacturing operations (relieved) taxed at lower rates	(46)	18	169
Income (losses) subject to (relieved) higher rates of taxes	(64)	(151)	496
Excess tax benefit from share-based compensation plans	—	—	465
Changes in valuation allowance–operating losses utilized	(395)	—	(129)
Changes in valuation allowance–operating losses not utilized and timing differences	—	221	406
Income not subject to tax	(84)	(89)	(153)
State, local and other taxes	11	189	165

Total provision for income taxes.	$(270)	$117	$1,011

	As of January 31,
	2007	2008
	(U.S. dollars in thousands)
Deferred tax assets
Taxable temporary differences	$(299)	$30
Deductible temporary differences and operating loss carryforwards	4,662	5,895

Net deferred tax assets	4,363	5,925
Valuation allowance	(3,967)	(5,786)

Net deferred tax assets	$396	$139

As at January 31, 2008, the Company has net operating tax loss carryforwards (NOLs) of approximately US$41.5 million for tax purposes, which will be available for offset against future taxable income. If not used, the US carryforwards of US$6.5 million will expire between 2014 and 2023. To the extent NOLs, when realized, relate to non-qualified stock option and share deductions, the resulting benefits will be credited to shareholders’ equity.

Tax deductions associated with stock option exercises related to grants vesting prior to February 1, 2006 are credited to stockholders’ equity. Excess tax benefits associated with stock option exercises related to grants vesting on or after February 1, 2006 are also credited to stockholders’ equity. The reductions of income taxes payable resulting from the exercise of employee stock options and other employee stock programs that were credited to stockholders’ equity were approximately US$465,000 in fiscal 2008. There was no excess tax benefit recognized in fiscal 2007 and 2006.

The Company has provided full valuation allowances against the NOLs and other deferred benefits in the Irish and German entities, due to the history of operating losses in these tax jurisdictions.

The Company has NOLs and other deferred benefits that are available to offset against future taxable income. Operating activities contributed to the NOLs and the remaining NOLs are attributable to tax deductions

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

related to the exercise of non-qualified stock options and shares. The Company recognizes the tax benefits from the current and prior years’ non-qualified stock option deductions after utilization of the NOLs from operations (i.e. NOLs determined without deductions for exercised non-qualified stock options and shares) to reduce income tax liability.

The Company’s deferred tax asset related to operations and exercised stock options and shares amounted to:

	As of January 31,
	2007	2008
	(U.S. dollars in thousands)
Operations	$1,357	$3,643
Non-qualified stock options	3,006	2,282

Total deferred tax assets	$4,363	$5,925

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

Significant judgment is required in determining the Company’s worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. The Company has reserves for taxes that may become payable in future periods as a result of tax audits. It is the Company’s policy to establish reserves for taxes that may become payable in future years as a result of examination by tax authorities. The tax reserves are analyzed at each balance sheet date and adjustments are made as events occur to warrant adjustment to the reserves. At any given time, the Company may be undergoing tax audits in several jurisdictions and covering multiple years.

In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The Company adopted FIN 48 effective February 1, 2007.

The Company evaluated its tax positions at January 31, 2007 and January 31, 2008 in accordance with FIN 48, and has concluded that as a result of implementation of FIN 48 no adjustment to any unrecognized tax benefits as defined by FIN 48 is required.

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

The Healthcare division engages in business activities from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. The Healthcare division has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts and or plans for the division. Management expects that the Healthcare division will be a significant division in future years and decided to disclose the Healthcare division as a new, separate reportable segment beginning in fiscal 2007.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended January 31, 2008

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue
License	$16,640	$—	$16,640	$—	$16,640
Service	11,907	4,381	16,288	—	16,288

Total revenue	28,547	4,381	32,928	—	32,928
Cost of sales	7,229	2,745	9,974	736	10,710

Gross profit	21,318	1,636	22,954	(736)	22,218
Operating expenses	16,503	4,116	20,619	6,344	26,963

Operating profit (loss)	4,815	(2,480)	2,335	(7,080)	(4,745)
Non-operating income, net	—	—	—	472	472

Net income (loss)	$4,815	$(2,480)	$2,335	$(6,608)	$(4,273)

Segment assets	$7,148	$1,142	$8,290	$47,321	$55,611

Segment goodwill	$13,297	$3,829	$17,126	$—	$17,126

Year ended January 31, 2007

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue
License	$14,397	$—	$14,397	$—	$14,397
Service	10,619	781	11,400	—	11,400

Total revenue	25,016	781	25,797	—	25,797
Cost of sales	5,960	407	6,367	376	6,743

Gross profit	19,056	374	19,430	(376)	19,054
Operating expenses	14,295	1,579	15,874	5,560	21,434

Operating profit (loss)	4,761	(1,205)	3,556	(5,936)	(2,380)
Non-operating income, net	—	—	—	1,691	1,691

Net income (loss)	$4,761	$(1,205)	$3,556	$(4,245)	$(689)

Segment assets	$6,125	$1,358	$7,483	$49,754	$57,237

Segment goodwill	$12,243	$3,288	$15,531	$—	$15,531

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended January 31, 2006

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue
License	$11,702	$—	$—	$—	$11,702
Service	9,347	—	9,347	—	9,347

Total revenue	21,049	—	21,049	—	21,049
Cost of sales	4,349	—	4,349	—	4,349

Gross profit	16,700	—	16,700	—	16,700
Operating expenses	9,953	—	9,953	5,215	15,168

Operating profit (loss)	6,747	—	6,747	(5,215)	1,532
Non-operating income, net	—	—	—	1,199	1,199

Net income (loss)	$6,747	$—	$6,747	$(4,016)	$2,731

Segment assets	$4,173	$—	$4,173	$48,214	$52,387

Segment goodwill	$10,167	$—	$10,167	$—	$10,167

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

	Year ended January 31,
	2006	2007	2008
	(U.S. dollars in thousands)
Total income before taxes for reportable segments	$6,747	$3,556	$2,335
Unallocated amounts:
Central overheads	(4,290)	(4,935)	(4,884)
Amortization	(847)	(1,001)	(2,196)
Restructuring charge	(78)	—	—
Interest income, net	1,082	1,425	1,039
Exchange (loss) gain, net	(153)	383	444

Income (loss) before income taxes	2,461	(572)	(3,262)
Provision for income taxes	270	(117)	(1,011)

Net income (loss)	$2,731	$(689)	$(4,273)

Total assets for reportable segments as of January 31	$4,173	$7,483	$8,059
Goodwill for reportable segments as of January 31	10,167	15,531	17,126
Unallocated amounts:
Cash and cash equivalents	34,745	25,766	23,766
Restricted cash	—	—	338
Net deferred tax asset	282	396	370
Prepaid expenses and other current assets	649	1,054	1,373
Property and equipment, net Assets held for sale and in discontinued operations	71 13,744	73 204	45 —
Intangible assets	2,300	6,730	4,534

Total assets as of January 31	$66,131	$57,237	$55,611

The distribution of net revenue and long-lived assets by geographical area was as follows:

	Year ended January 31,
	2006	2007	2008
	(U.S. dollars in thousands)
Net Revenue:
United States of America	$18,980	$23,592	$29,601
Europe	1,311	1,267	2,283
Rest of World	758	938	1,044

Total	$21,049	$25,797	$32,928

	As of January 31,
	2006	2007	2008
	(U.S. dollars in thousands)
Long-Lived Assets:
United States of America	$5,462	$6,137	$6,250
United Kingdom	—	8	38
Ireland	7,464	17,683	17,446

Total	$12,926	$23,828	$23,734

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    Related Party Transactions

The Company had entered into lease agreements relating to its two Dublin facilities with its Chief Executive Officer, Cyril McGuire, the owner of these facilities. These agreements were reached in 1998 in relation to the Phase 1 facility and in 2001 in relation to the Phase 2 facility. These lease agreements were terminated in accordance with their contractual terms with effect from September 1, 2006 and October 31, 2006 respectively resulting in a payment of US$2.3 million restructuring charge in fiscal 2007. Amounts related to these leases are included in net loss for discontinued operations in the consolidated statements of operations, liabilities held for discontinued operations in the consolidated balance sheets and in net cash used in operating activities in the consolidated statements of cashflows.

Huttoft Company, an unlimited company which is wholly-owned by certain directors of the Company, owns a special non-voting class of shares in Trintech Limited (Ireland), one of the Company’s Irish subsidiaries. All of the voting shares in the subsidiary are owned by the Company. The shares do not entitle the holders thereof to receive any share of the assets of the Company on a winding up. Trintech Limited (Ireland) may, from time to time, declare dividends to Huttoft Company and Huttoft Company may declare dividends to its shareholders out of these amounts. Any such dividends paid by Trintech Limited (Ireland) are treated as compensation expense by the Company in its financial statements prepared in accordance with U.S. GAAP, not withstanding their legal form of dividends to minority interests, in order to correctly reflect the substance of the transactions. There were no dividend payments due to Huttoft Company as of January 31, 2006, 2007 or 2008. The amount of dividends included in compensation expense was US$342,000 for fiscal 2006, US$531,000 for fiscal 2007 and US$347,000 for fiscal 2008. Amounts related to these payments are included in general and administrative expenses in the consolidated statements of operations, accrued payroll and related expenses in the consolidated balance sheets and in net cash used in operating activities in the consolidated statements of cashflows.

In July 2007, the Company’s shareholders re-approved an agreement, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the program, up to US$5.0 million of the Company’s ordinary shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. The Company repurchased 683,558 ADSs (equivalent to 1,367,116 ordinary shares) under this program at a cost of approximately US$2.1 million from fiscal 2003 to fiscal 2008. During fiscal 2007, the Company received 266,860 ADSs (533,720 ordinary shares), with a market value of US$888,000, as part of the settlement of the litigation taken by the Company against the vendors of Checkline. For the purposes of Irish corporate law, these ADSs were received via the share buy-back program. As of January 31, 2008 approximately US$2.9 million remained available for future repurchases under this program.

The Company believes that the terms of all transactions with related parties are comparable to those that would be attainable by us in the ordinary course of business from unaffiliated third parties under similar circumstances.

18.    Acquisitions and Divestures

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.8 million subject to final adjustment relating to performance related contingent cash consideration. The initial purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payment of US$705,000 earned by the acquired business for fiscal 2007 and transaction costs of US$43,000. In addition, the Company will be required to pay additional performance related contingent cash consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement for fiscal 2008 and fiscal 2009. The fiscal 2007 performance related consideration of US$705,000 was paid in the quarter ended April 30, 2007. The fiscal 2008

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

performance related consideration of US$1 million was paid in the quarter ended April 30, 2008. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded.

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

The Company completed the sale of its Payments business on September 1, 2006 to VeriFone Holdings, Inc. Under the terms of the agreement, VeriFone paid the Company US$12.1 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Payments business. The purchase price is subject to the following adjustments:

•

an escrow amount of US$2.0 million which is being held for a period of 18 months following the closing to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement. On February 29, 2008, the Company was notified by VeriFone Holdings, Inc. that it is making claims for the full amount of funds held in escrow, in relation to the sale of the Payments business. Disputes involving the escrow are subject to a negotiation period between the parties after which either party may require arbitration to resolve disputes. At this point, the Company has not been given sufficient information which substantiates VeriFone’s claims and Trintech intends to vigorously contest such claims.

•

the cash payment to VeriFone of an amount equal to the remaining warranty provision (approximately US$2.2 million) which was related to intermittent failures experienced with certain hardware products deployed in the marketplace.

•	a working capital adjustment of US$315,000, which was paid in the quarter ended July 31, 2007.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$7.5 million.

The consideration comprised the initial cash consideration paid on closing of US$5.5 million and a performance based earn-out payable over two years, which is now estimated at a guaranteed amount of US$2 million. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs comprised US$5.5 million in cash, guaranteed performance related payment of US$2 million, assumed liabilities of US$658,000 (relating to deferred revenue balance only) and transaction costs of US$352,000. The fiscal 2007 results include the results of the Concuity business for the 2 month period ended January 31, 2007.

The initial total purchase costs of US$8.4 million, comprising the cash paid and related transaction costs has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trademarks and trade names) of US$4.6 million, goodwill of US$3.5 million and net liabilities assumed of US$331,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.    Goodwill

In fiscal 2007, the Company allocated approximately US$2.1 million and US$3.3 million of purchase price to goodwill in connection with the acquisitions of Assurity and Concuity.

In addition, the Company recorded further performance related adjustments, which increased goodwill.

A performance related contingent payment of US$705,000 was recorded equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement and earned by the acquired business of Assurity, for fiscal 2007.

A guaranteed performance related payment of US$2 million was recorded, as defined in the purchase agreement to be earned by the acquired business of Concuity in fiscal 2008 and fiscal 2009.

In fiscal 2008, the Company recorded an additional performance related contingent payment of US$1 million equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement and earned by the acquired business of Assurity, for fiscal 2008. The Company also recorded additional transaction costs of US$30,000 related to the Concuity purchase and exit costs in business combination of US$511,000 related to the Concuity acquisition. The exit costs related to an additional liability required on the abandoned lease, employee severance charges and other pre-acquisition expenses.

The Company changed its reporting segments in fiscal 2007, as described in note 16, from Payments and FMS to FMS and Healthcare. The impairment analysis at January 31, 2008 was performed using the FMS and Healthcare reporting segments. The carrying value of goodwill and the intangible assets at January 31, 2008 relate entirely to the FMS and Healthcare segments.

The Company’s annual impairment test and assessments of the carrying value of identifiable intangible assets and goodwill as required by SFAS 142 and SFAS 144 determined that its recorded goodwill was not impaired as of January 31, 2008.

20.    Restructuring Charges

During prior periods, the Company’s management and Board of Directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce, and other related costs. As of January 31, 2008, the Company has approximately US$277,000 of accrued restructuring charges related to excess facilities and German company liquidation expenses. As of January 31, 2008, US$277,000 is included in other accrued liabilities since net cash outlays are expected within twelve months.

During fiscal 2008, the Company recorded a US$277,000 charge related to a provision for leasehold abandonment for the Hayward lease in California (refer to note 8 above) and US$75,000 related to German company liquidation expenses.

During fiscal 2007, the Company recorded restructuring charges of US$2.8 million related to discontinued operations. These costs associated with restructuring consisted of US$178,000 for staff terminations and US$2.6 million to consolidate facilities and operations. In addition, the Company recorded a provision for abandonment of US$108,000 relating to the Hayward lease as of January 31, 2007.

During fiscal 2006, the Company released US$661,000 of restructuring accruals of which US$245,000 related to severance and benefit costs and US$416,000 related to consolidate facilities and operations.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following sets forth the Company’s accrued restructuring costs as of January 31, 2008:

	Employee Severance and Benefits	Consolidation of Facilities and Operations	Total
	(U.S. dollars in thousands)
Reserve balance January 31, 2006	$—	$—	$—
Restructuring provision	178	2,744	2,922
Amounts paid	(165)	(2,613)	(2,778)

Reserve balance January 31, 2007	13	131	144
Restructuring provision	—	352	352
Amounts paid	(13)	(206)	(219)

Reserve balance January 31, 2008	$—	$277	$277

21.    Subsequent Events (Unaudited)

On February 14, 2008, the Company acquired the outstanding shares of Movaris, Inc., a privately held company in the U.S. for an initial consideration of US$8.4 million subject to final adjustment related to performance related contingent consideration. The total purchase costs comprise US$7.1 million in cash, 507,765 Trintech American Depositary Shares (ADSs) amounting to US$1.3 million valued at the time of the closing of the acquisition and transaction costs of US$311,000. In addition, the Company will be required to pay additional performance related contingent cash consideration in the event the closing price of one ADS does not equal or exceed US$6 for at least ten consecutive business days in the period commencing with the six month anniversary of the closing date and ending on December 31, 2009 subject to Movaris achieving revenue and EBITDA milestones in the six months period following the closing date. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded.

Movaris solutions integrate and manage the financial close and other governance, risk and compliance processes. Movaris solutions encompass Sarbanes-Oxley compliance, financial close, account reconciliation, governance, risk and compliance (GRC), and enterprise risk manager applications.

On February 29, 2008, the Company was notified by VeriFone Holdings, Inc. that it is making claims for the full amount of funds held in escrow, in relation to the sale of the Payments business. Disputes involving the escrow are subject to a negotiation period between the parties after which either party may require arbitration to resolve disputes. At this point, the Company has not been given sufficient information which substantiates VeriFone’s claims and Trintech intends to vigorously contest such claims.