Form 20-F
period 2009-01-31
TRINTECH GROUP PLC
filed 2009-05-29
CIK 1094316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2009

OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

For the transition period from              to

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Republic of Ireland

(Jurisdiction of Incorporation or Organization)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Company contact is:

Joseph Seery

Block C, Central Park

Leopardstown

Dublin 18, Ireland

Tel: +353 1 293 9840

Fax: +353 1 293 9841

Email: joseph.seery@trintech.com

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period ended January 31, 2009. 31,843,333 Ordinary Shares, US$0.0027 par value, represented by 15,921,667 equivalent American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

US GAAP  ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐     Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this document, unless otherwise indicated, references to the “Company”, “Trintech” or “we” are to Trintech Group PLC, its consolidated subsidiaries and predecessor entities. In addition, references to “ADSs” are to the American Depositary Shares of Trintech Group PLC, each representing two ordinary shares. Unless otherwise specified, all references to “equivalent ADSs” assumes the conversion of two of the Company’s ordinary shares outstanding into one ADS based on the number of the Company’s ordinary shares outstanding as of the date indicated.

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

Trintech®, Concuity®, Clear Contracts®, ReconNET®, AssureNet®, Bank Fee Analysis®, DataFlow Services®, xINET®, PriceAdvisor® and Movaris® are trademarks of Trintech. Trintech reserves the right to alter product specifications without notice. This Form 20-F also includes product names and other trade names and trademarks of other organizations.

For purposes of this Form 20-F, all references to “fiscal 2005” shall refer to the fiscal year ended January 31, 2005, all references to “fiscal 2006” shall refer to the fiscal year ended January 31, 2006, all references to “fiscal 2007” shall refer to the fiscal year ended January 31, 2007, all references to “fiscal 2008” shall refer to the fiscal year ended January 31, 2008, all references to “fiscal 2009” shall refer to the fiscal year ended January 31, 2009 and all references to “fiscal 2010” shall refer to the fiscal ending January 31, 2010.

Forward-Looking Information

This Annual Report on Form 20-F contains forward-looking statements based on the beliefs of the Company’s management. We have based these forward-looking statements on the Company’s expectations and projections about future events as of the date of this Form 20-F, including:

•	general economic and business and industry conditions;

•	attracting and retaining personnel;

•	competition in the financial software and services markets;

•	implementing the Company’s business strategy and leveraging the Company’s competitive strengths;

•	developing and introducing new services and products and the effects thereof on the Company’s positioning for future growth;

•	the likelihood that the Company becomes involved in litigation;

•	the financial performance of the Company;

•	projected working capital requirements of the Company;

•	the effect of accounting and regulatory pronouncements and standards on the Company’s financial condition and operating results;

•	obtaining and expanding market acceptance of the Company’s services and products; and

•	meeting the Company’s requirements with customers.

The words “anticipate”, “believe”, “estimate”, “expect”, “forecast”, ”intend”, “may”, “plan”, “project”, “predict”, “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. Such statements reflect the Company’s views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully under Item 3.D “Key Information—Risk Factors”, as well as elsewhere in this Annual Report on Form 20-F and in the Company’s other filings with the U.S. Securities and Exchange Commission, or SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Form 20-F. We undertake no obligation to publicly update or revise any forward-looking statements.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required.

Item 2.	Offer Statistics and Expected Timetable

Not required.

Item 3.	Key Information

A.    Selected Financial Data

The following selected consolidated statement of operations data for the years ended January 31, 2007, 2008 and 2009 and the consolidated balance sheet data at January 31, 2008 and 2009 are derived from the Company’s consolidated financial statements, which have been audited by Ernst & Young and are included in this Form 20-F. The selected consolidated statement of operations data for the years ended January 31, 2005 and January 31, 2006 and the consolidated balance sheet data at January 31, 2005, January 31, 2006, and January 31, 2007 are derived from the Company’s previously published audited consolidated financial statements which are not included in this Form 20-F. This table is a summary and should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Company’s consolidated financial statements included elsewhere in this Form 20-F.

In the quarter ended October 31, 2006, the Company finalized the disposal of our business that developed, marketed and sold electronic PoS hardware and systems that enabled electronic payments in multiple channels, which we refer to as our Payments business. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cash flows, have been restated accordingly. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. The gain on the sale is reflected in the results for fiscal 2007 and fiscal 2009.

	Year Ended January 31,
	2005	2006	2007	2008	2009
	(in thousands of U.S. dollars, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
License	$11,263	$11,702	$14,397	$16,640	$19,614
Service	7,845	9,347	11,400	16,288	20,050

Total revenues	19,108	21,049	25,797	32,928	39,664

Cost of revenues:
License	953	944	1,131	1,573	2,246
Amortization of purchased technology	—	—	258	655	894
Service	3,101	3,405	5,354	8,482	10,173

Total cost of revenues	4,054	4,349	6,743	10,710	13,313

Gross margin	15,054	16,700	19,054	22,218	26,351
Operating expenses:
Research and development	2,160	2,508	4,948	4,890	6,069
Sales and marketing	4,148	4,741	7,096	10,690	11,875
General and administrative	7,129	6,994	8,389	9,842	9,663
Restructuring charge	34	78	—	—	252
Amortization of purchased intangible assets	847	847	1,001	1,541	1,651
Adjustment of acquisition liabilities	(249)	—	—	—	—

Total operating expenses	14,069	15,168	21,434	26,963	29,510

Income (loss) from operations	985	1,532	(2,380)	(4,745)	(3,159)
Interest income, net	428	1,082	1,425	1,039	320
Exchange gain (loss), net	197	(153)	383	444	331

Income (loss) before provision for income taxes	1,610	2,461	(572)	(3,262)	(2,508)
Provision for income taxes	(226)	270	(117)	(1,011)	356

Income (loss) from continuing operations	1,384	2,731	(689)	(4,273)	(2,152)
Income (loss) from discontinued operations	637	(4,272)	(6,887)	—	—
Profit on sale of discontinued operations	—	—	5,409	—	920

Net income (loss) from discontinued operations, net of tax	637	(4,272)	(1,478)	—	920

Net income (loss)	$2,021	$(1,541)	$(2,167)	$(4,273)	$(1,232)

	Year Ended January 31,
	2005	2006	2007	2008	2009
	(in thousands of U.S. dollars, except share and per share data)
Basic net income (loss) per Ordinary Share from continuing operations	$0.04	$0.09	$(0.02)	$(0.14)	$(0.07)

Basic net income (loss) per Ordinary Share from discontinued operations	$0.02	$(0.14)	$(0.05)	$(0.00)	$0.03

Basic net income (loss) per Ordinary Share	$0.06	$(0.05)	$(0.07)	$(0.14)	$(0.04)

Diluted net income (loss) per Ordinary Share from continuing operations	$0.04	$0.09	$(0.02)	$(0.14)	$(0.07)

Diluted net income (loss) per Ordinary Share from discontinued operations	$0.02	$(0.14)	$(0.05)	$(0.00)	$0.03

Diluted net income (loss) income per Ordinary Share	$0.06	$(0.05)	$(0.07)	$(0.14)	$(0.04)

Shares used in computation of basic and diluted net income (loss) per Ordinary Share	30,786,268	30,997,352	30,646,534	31,362,813	31,921,345

Shares used in computation of basic and diluted net income (loss) per Ordinary Share from continuing operations	32,361,102	32,117,374	30,646,534	31,362,813	31,921,345

Shares used in computation of basic net income (loss) per Ordinary Share from discontinued operations	32,361,102	30,997,352	30,646,534	31,362,813	31,921,345

Shares used in computation of diluted net income (loss) per Ordinary Share from discontinued operations	32,361,102	30,997,352	30,646,534	31,362,813	33,001,888

Basic net income (loss) per equivalent ADS	$0.13	$(0.10)	$(0.14)	$(0.27)	$(0.08)

Diluted net income (loss) per equivalent ADS	$0.12	$(0.10)	$(0.14)	$(0.27)	$(0.08)

	January 31,
	2005	2006	2007	2008	2009
	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$39,180	$34,745	$25,766	$23,766	$17,363
Working capital	29,862	28,795	19,699	17,460	8,650
Total assets	66,186	66,131	57,237	55,380	57,474
Net assets	43,146	41,786	40,878	38,564	38,968
Total current liabilities	23,040	24,345	13,710	14,080	17,565
Total non-current liabilities	—	—	2,649	2,736	941
Shareholders’ equity	$43,146	$41,786	$40,878	$38,564	$38,968

Share Data:
Capital stock – Series B preference shares authorized (thousands)	10,000	10,000	10,000	10,000	10,000
Ordinary shares authorized (thousands)	100,000	100,000	100,000	100,000	100,000

See note 12 of the Notes to Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net income (loss) per equivalent ordinary share.

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

Prices quoted for our ADSs on the NASDAQ Global Market are quoted in U.S. dollars.

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

Fiscal Year Ended January 31,	High	Low	Period Average	Period End
2005	$1.3625	$1.1801	$1.2476	$1.3049
2006	1.3465	1.1667	1.2326	1.2158
2007	1.3327	1.1860	1.2731	1.2998
2008	1.4877	1.2933	1.3951	1.4841
2009	1.6010	1.2446	1.4526	1.2804

Month	High	Low
2008
November	1.3039	1.2525
December	1.4358	1.2634
2009
January	1.3946	1.2804
February	1.3064	1.2547
March	1.3730	1.2549
April	1.3458	1.2978
May (through May 8)	1.3494	1.3267

On May 8, 2009, the noon buying rate for the euro expressed in U.S. dollar per €1.00 was US$1.3494.

B.    Capitalization and Indebtedness

Not required.

C.    Reasons for the Offer and Use of Proceeds

Not required.

D.    Risk Factors

In addition to the other factors identified in this Annual Report on Form 20-F, the following risk factors could materially and adversely affect the Company's future operating results, and could cause actual events to differ materially from those predicted in the Company's forward looking statements relating to its business.

Conditions and changes in the national and global economic and political environments may adversely affect our business and financial results.

Adverse economic conditions in markets in which we operate can harm our business. Recently, economic conditions and financial markets have become increasingly negative, and global financial markets have experienced a severe downturn stemming from a multitude of factors, including adverse credit conditions impacted by the sub-prime mortgage and general credit crisis, slower economic activity, concerns about deflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and other factors. The U.S economy and many other economies around the world are currently in recession. During challenging economic times and in tight credit markets, many customers may delay or reduce technology purchases. This could result in reductions in sales of our products, longer sales cycles, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as softness in corporate information technology spending, could have a more direct impact on our business. Any of these events would likely harm our business, operating results, cash flows and financial condition.

We will depend on sales of our financial governance, transaction risk management, and compliance software and services to customers located in the United States for a large majority of our total revenues.

A large majority of our total revenues will be derived from the sale of our financial governance, transaction risk management, and compliance products and services. We have historically marketed these products primarily in the United States, which is currently in recession. For fiscal 2009, U.S. customers accounted for 88% of our group revenues. Any material reduction in demand for our products and services in the United States would adversely affect our business, financial condition and results of operations.

Our businesses collect, use and retain personal customer information and enable customer transactions, which presents security risks, requires us to incur expenses and could harm our business.

A number of our businesses collect, use and retain large amounts of personal customer information, including credit card numbers, bank account numbers and passwords, personal and business financial data, social security numbers and other payroll information. These businesses also enable customers to perform various transactions. In addition, we collect and maintain personal information of our employees in the ordinary course of our business. Some of this personal customer and employee information is held by, and some transactions are executed by, third parties. We and our vendors use commercially available security technologies to protect transactions and personal information. We use security and business controls to limit access and use of personal information. However, a third party may be able to circumvent these security and business measures, and errors in the storage, use or transmission of personal information could result in a breach of customer or employee privacy or theft of assets. We employ contractors and temporary and seasonal employees who may have access to the personal information of customers and employees or who may execute transactions in the normal course of their duties. While we conduct background checks of these individuals and limit access to systems and data, it is possible that one or more of these individuals could circumvent these controls, resulting in a security breach. The ability to execute transactions and the possession and use of personal information in conducting our business subjects us to legislative and regulatory burdens that could require notification of a security breach, restrict our use of personal information and hinder our ability to acquire new customers or market to existing customers. We have incurred and will continue to incur significant expenses to comply with mandatory privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

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

Our financial governance, transaction risk management and compliance products are used to deliver reconciliation workflow, revenue enhancement, transaction risk management and accounting compliance functionality. Any errors, defects or other performance problems could result in financial or other damages to our customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm our business. Although our customer license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate the limitation of liability provisions. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

We may be unsuccessful in developing and selling new products or in penetrating new markets.

We operate in an environment characterized by changing technologies and industry standards and technological obsolescence. Our competitiveness and future success depend on our ability to develop, market and sell new products and services on a timely and cost effective basis. A fundamental shift in technologies in any of our markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence and decreased revenues. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of product design;

•	the quality, performance, reliability, safety and security of the product; and

•	the effective marketing, sales and service.

If we fail to introduce new products that meet the demand of our customers or penetrate new markets that we target our resources on, our revenues will likely decrease over time and our financial condition could suffer.

We have incurred losses during much of our operating history and we may not be able to consistently maintain profitability.

We incurred net losses of US$1.2 million in fiscal 2009, US$4.3 million in fiscal 2008, US$2.2 million in fiscal 2007 and US$1.5 million in fiscal 2006 (we were profitable in fiscal 2005). To achieve future profitability, we must accomplish numerous objectives, including meeting our sales, margin and operating cost targets in our business and the development of successful new products. We cannot foresee with any certainty whether we will be able to achieve these objectives in the future. Accordingly, we may not generate sufficient net revenue to achieve future profitability. If we cannot achieve future profitability, we will not be able to support our operations from positive cash flows, and we will continue to use our existing cash resources to support operating losses.

Our historical declining cash balance and low share price may affect our potential and current customers’ and partners’ perception of our viability, which in turn could affect our ability to close sales and partnership transactions, and may also affect our ability to consummate acquisitions of products, technologies or businesses. Notwithstanding the fact that we have a substantial cash balance, concerns about our perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal 2007, fiscal 2008 and fiscal 2009. We attribute these concerns primarily to the following: we are not yet consistently profitable on a full fiscal year basis and thus must continue to use our cash balance (offset by revenues) to fund our operations and acquisition related cash requirements; our share price has been, and continues to be, volatile in percentage terms; and some of our competitors are better funded, more established, and/or significantly larger than we are.

We will continue to use our cash balance (offset by revenues) to fund our operations to achieve and sustain profitability on a full fiscal year basis (which may not occur). We expect these concerns about our ability to generate sufficient revenues to sustain profitability to continue during fiscal 2010.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made a number of acquisitions, including the acquisition of Movaris, Inc. in February 2008. The acquisitions we have made have resulted in amortization of acquired intangible assets and diversion of our management’s attention. As a result of these acquisitions, our operating expenses have increased. Furthermore, the current economic slowdown has and may continue to impact the revenues from the acquired businesses and they may not be sufficient to support the costs associated with those businesses without adversely affecting our operating margins.

We may be unable to identify attractive opportunities or acquire any that we identify on attractive terms. Future acquisitions could result in potentially dilutive issuance of equity securities, the expenditure of a significant portion of our available cash or the incurrence of debt and contingent liabilities, which could materially adversely affect our financial condition. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Furthermore, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, thereby adversely affecting our operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and our failure to do so could have a material adverse effect on our results of operations.

We depend on a few key personnel to manage and operate us.

Our success is largely dependent on the personal efforts and abilities of our senior management, including Cyril P. McGuire, our chief executive officer, and R. Paul Byrne, our president. The loss of certain members of our senior management team, including our chief executive officer and president, could have a material adverse effect on our business and prospects.

If we are unable to retain and attract highly skilled personnel with experience in financial governance software and transaction services industries, we may be unable to grow our business.

We are dependent upon the ability to attract and hire, when necessary, as well as train and retain highly skilled technical, sales and marketing, engineering, support and other highly skilled personnel with knowledge in funds management, financial governance, compliance with Sarbanes-Oxley, reconciliation workflow, transaction risk management, internet and other expertise. Competition for experienced and qualified personnel is still high despite the current adverse economic conditions. As a result, we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced and qualified personnel. Based on our experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of our sales personnel, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

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

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include, without limitation:

•	the size and timing of orders;

•	currency fluctuations;

•	product mix;

•	the rate of acceptance of new software products, product enhancements and technologies;

•	purchasing and payment patterns of our customers;

•	our pricing policies and those of our competitors;

•	ability to control costs;

•	deferral of customer orders;

•	customer buying cycles and changes in these buying cycles;

•	general condition of market or markets served by our customers;

•	general economic factors, including economic slowdown or recession and availability of credit;

•	product or service quality problems, including product defects and related warranty claims, reserves and upgrade program expenses;

•	impact of declines in net revenues in a particular quarter as compared to the relatively fixed nature of our expenses in the short term;

•	impairment charges arising from recent acquisitions or future acquisitions;

•	economic conditions which may affect our customers and potential customers’ budgets for IT expenditure; and

•	timing and market acceptance of new products or product enhancements by either us or our competitors.

In addition, our revenues are difficult to predict for several reasons. These reasons include:

•	recognition of a substantial portion of our revenues in the last month of each quarter historically;

•	the market for our software products, and our competitive landscape is rapidly changing;

•	the sales cycle for some of our products is typically 6 to 12 months and varies substantially from customer to customer; and

•	service contracts in our financial governance business generally can be cancelled with 30 days notice.

As a result of the factors listed above, among others, we believe that our quarterly revenues, expenses and operating results are likely to continue to vary significantly in the future. As a result, if revenues in any quarter fall below expectations, expenditure levels could be disproportionately high as a percentage of revenues, and our business and operating results for that quarter could be materially adversely affected.

Regulatory compliance, including the cost of complying with legislative actions and potential new accounting pronouncements, may result in increased costs that would affect our future financial position and results of operations. We have already incurred, and will continue to incur, significant increased costs associated with our compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. Moreover, if deficiencies in our internal control over financial reporting are identified that are deemed to be material weaknesses or significant deficiencies, the market price of our shares could decline and we could be subject to sanctions or investigations by regulatory authorities.

Regulatory compliance, including the cost of complying with legislative actions and changes in accounting rules may materially increase our operating expenses and adversely affect our operating results. For example, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. We have hired and may need to hire additional personnel and utilize additional outside legal, accounting, tax and advisory services in order to maintain our compliance with this and other requirements, all of which has caused and will continue to cause our general and administrative costs to increase. Moreover, if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or significant deficiencies, such as the material weakness described below, the market price of our shares could decline and we could be subject to sanctions or investigations by the NASDAQ Global Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In performing its financial close process for the fiscal quarter ended July 31, 2008, management determined that the Company did not maintain effective controls over the completeness and accuracy of the US income tax calculations. An operational failure in internal control occurred in that there was not sufficient review of the US income tax calculations in relation to intercompany adjustments made. This was identified as a deficiency in internal control over financial reporting which constituted a “material weakness”. During the third quarter of fiscal 2009, the Company implemented changes in its internal control over financial reporting that were intended to address the material weakness identified. Management allocated additional resources to include a review of all aspects of the calculation of taxation to ensure that all reasonable steps were taken to address this material weakness.

Deficiencies in controls over the calculation of the Company´s deferred tax assets and liabilities and the resulting goodwill relating to a significant business combination were identified during the preparation of the Company’s financial statements for the year ended January 31, 2009. Audit adjustments arising from these control deficiencies were incorporated into the financial statements for the year ended January 31, 2009 prior to the publication of those financial statements. Management determined that the Company did not maintain effective controls at January 31, 2009 over the completeness and accuracy of the deferred tax and goodwill calculation relating to a significant business combination. A design deficiency in internal control related to the level of expertise applied to the deferred tax accounting in such significant business combination and an operating deficiency in internal control occurred in that there was not sufficient review of the tax calculations around the tax losses and other tax calculations relating to deferred tax assets and liabilities and the resulting goodwill for such significant business combination. Accordingly, the Company has determined that the material weakness related to US tax calculations identified in the fiscal quarter ended July 31, 2008 has not been remediated at the 2009 fiscal year end and that an operating deficiency in internal control associated with its US tax calculations continued to exist at such date.

Under the supervision and with the participation of our Chief Executive Officer and Vice President Finance, Group, our management assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management’s assessment, and those criteria, management concluded that the Company’s internal control over financial reporting was not effective, as of January 31, 2009, because of the material weakness described above.

Subsequent to January 31, 2009, as part of its efforts to remediate the material weakness, management retained new external independent resources with more expertise and clearly specified the roles and responsibilities of management and these other resources in the preparation and review of the Company’s current and deferred income taxes balances. The material weakness will not be considered remediated until the revised internal controls are operational for a period of time and are tested and management has concluded that the controls are operating effectively.

Our business is subject to currency fluctuations that can adversely affect our operating results.

Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts our operating results. Our expenses are not necessarily incurred in the currency in which revenues are generated and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations and changes to the value of the euro and the pound sterling, relative to other currencies, could adversely affect our business and results of operations. Although the U.S. dollar strengthened during the second half of fiscal 2009 against the euro and pound sterling, it weakened significantly against both currencies in fiscal 2008 and part of fiscal 2009. Future strengthening of the euro and pound sterling against the U.S. dollar could negatively impact our revenues, costs and margins.

We believe that we are a Passive Foreign Investment Company, or PFIC, which may subject our U.S. investors to adverse tax rules.

We believe that we are currently a PFIC, and that we may have been one in prior years. An actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year. Accordingly, no assurance can be given that we will not continue to be a PFIC in the future. Because we are a PFIC, U.S. holders of our ADSs are subject to certain adverse U.S. federal income tax rules. Under the PFIC rules, U.S. holders of our ADSs would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale of ADSs. The consequences described above may be mitigated if the U.S. holder makes a timely election to mark the ADSs to market annually, but such election may accelerate the recognition of taxable income and may result in the recognition of ordinary income in excess of amounts realized by you. The PFIC rules are extremely complex and current and prospective U.S. investors are urged to consult their own tax advisers regarding the potential consequences to them of our being classified as a PFIC. See Item 10.E “Taxation—Passive Foreign Investment Company Considerations” for more information.

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

The markets for financial governance software and services are rapidly evolving and changing. The markets are influenced by changing technologies, evolving industry standards, changes in customer requirements and preferences and introductions of new products and services embodying new technologies. Our ability to enhance existing products and to design, develop, introduce, support and enhance new software products, on a cost effective and timely basis, that meet changing market needs and respond to technological developments is critical to our future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of our competitors. We may be unable to develop interoperable products and widespread adoption of a proprietary product could preclude us from effectively doing so. In addition, if we fail to effectively respond to future changes in the rapidly developing markets in which we operate, or if customers choose not to use our product, then our business, cash flow, financial condition and results of operations could be materially adversely affected.

Our shares have experienced in the past and may continue to undergo extreme market price and volume fluctuations.

The market price of our shares has experienced, and may continue to undergo, extreme fluctuations on a percentage basis due to a variety of factors, including, but not limited to:

•	limited trading volume;

•	general and industry-specific business, economic and market conditions;

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to our past acquisitions;

•	changes in, or our failure to meet, investors’ estimates or expectations; and

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors.

In addition, the limited daily trading volume of our ADSs on the NASDAQ Stock Market may adversely impact the ability of our investors to sell their securities, and any such sales may adversely impact the trading price of our ADSs.

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

The market for financial governance, transaction risk management and compliance solutions is competitive and we expect competition to continue to increase. Our competitors include Checkfree (a subsidiary of Fiserv), Chesapeake Systems, BlackLine Systems, Paisley Consulting, Open Pages and MedAssets for our software products. Some competitors in our market have longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services which compete with our products or services. Furthermore, several of the customers who currently use our products or the companies with whom we have entered into strategic relationships to use and market our products, may develop competing products. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for financial governance solutions. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, financial condition and results of operations.

Our industry and our customers’ industry are subject to government regulations that could limit our ability to market our products.

Our current and prospective customers include non-US and US state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries such as healthcare, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, our products and services must be designed to work within the extensive and evolving regulatory constraints under which our customers operate. If our products fail to comply with regulations applicable to our customers, or if we cannot respond in a timely and cost-effective manner to changes in the regulatory environments of each of our customers, our product sales could be materially adversely affected, which could have a material adverse effect on our business, prospects and results of operations.

We rely on strategic relationships and partnerships that may not continue in the future.

We have developed strategic relationships and partnerships with other companies and part of our strategy will be to invest in these relationships to increase market share for our new products. Historically, we have relied in part on these relationships to co-market our products and generate leads for our direct sales force. However, these relationships are not exclusive, and the third party generally is not obligated to market our products or provide leads. We may need to establish additional strategic relationships and partnerships to further successfully grow the business.

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

A.    History and Development of the Company

We were incorporated as a limited liability company under the laws of the Republic of Ireland in 1987 under the name “Trintech Group PLC”. On August 23, 1999, the Company’s shareholders resolved by special resolution to re-register us as a public limited company. The Company’s registered office and principal place of business is Block C, Central Park, Leopardstown, Dublin 18, Ireland. The Company’s telephone number at that address is +353 1 293 9840. The Company’s agent for service of process in the United States is CT Corporation System whose address is 350 North Saint Paul Street, Suite 2900, Dallas, Texas 5201.

On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. As a result, the financial results contained in this Form 20-F reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cash flows, have been restated accordingly. The gain on sale is reflected in the fiscal 2007 and fiscal 2009 results. In addition, the Company closed its German business in the quarter ended October 31, 2006.

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.1 million and performance related cash consideration of US$3.1 million. The total purchase costs of US$5.2 million comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payment of US$705,000 earned by the acquired business for fiscal 2007, US$1 million earned by the acquired business for fiscal 2008, US$1.3 million earned by the acquired business for fiscal 2009 and transaction costs of US$58,000. The fiscal 2007 performance related consideration of US$705,000 was paid in the quarter ended April 30, 2007. The fiscal 2008 performance related consideration of US$1 million was paid in the quarter ended April 30, 2008. The fiscal 2009 performance related consideration of US$1.3 million was partially paid in the quarter ended July 31, 2008 (US$352,000). The balance of the consideration was paid in the quarter ended April 30, 2009. These past and future payments have resulted in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. Assurity provides an enterprise process management system for general ledger account reconciliation, review and certification. The product, AssureNET, is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. The acquisition has strengthened the Company’s market position with customers benefiting from AssureNET functionality being integrated into Trintech's ReconNET. These combined products provide an end-to-end solution for general ledger account reconciliation, review, certification and risk management.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc. (“Concuity”), a private company specializing in technology solutions for the healthcare industry. The consideration comprised initial consideration of US$6.5 million and a performance based earn-out payable over two years, which comprised a guaranteed amount of US$2 million less offset for any claims against the seller. The company paid the final performance based earn-out of US$1.9 million net of claims against the seller in the quarter ended April 30, 2009. This payment has resulted in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs of US$8.4 million comprised US$5.5 million in cash, guaranteed performance related payment net of claims against seller of US$1.9 million, assumed liabilities of US$658,000 (relating to deferred revenue balance only) and transaction costs of US$336,000. Our Concuity business’ primary value proposition is providing healthcare providers with software applications to allow them to recover revenue that has not been paid by payers (generally healthcare insurance companies) due to the complexity of the healthcare billing process in the United States. The Concuity solutions provide hospitals, integrated health systems and outpatient clinics the visibility and control needed to analyze and negotiate contracts with payers, ensure accurate compliance with contractual obligations, and resolve revenue loss tied to denials and underpayments of healthcare claims through reconciling the remittance (Explanation of Benefit) to the claim prepared on the basis of the payer contract. The Concuity solutions deliver a web-based software suite, ClearContracts, through a Software-as-a-Service (“SaaS”) business model which is complemented by revenue recovery, training and professional services offerings.

On February 14, 2008, the Company acquired the outstanding shares of Movaris, Inc., a privately held company in the U.S. for an initial consideration of US$8.8 million subject to final adjustment related to performance related contingent consideration. The Company does not expect to pay any performance related contingent consideration to the former shareholders of Movaris. The total purchase costs comprise US$7.1 million in cash, 507,765 Trintech American Depositary Shares (ADSs) amounting to US$1.3 million valued at the time of the closing of the acquisition and transaction costs of US$372,000. The ADSs were subject to a lock-up arrangement that expired on February 14, 2009. Movaris solutions integrate and manage the financial close and other governance, risk and compliance processes. Movaris solutions encompass Sarbanes-Oxley compliance, financial close, account reconciliation, governance, risk and compliance (GRC), and enterprise risk manager applications.

For more information regarding our principal capital expenditures currently in progress, see Item 5 Section B “Liquidity and Capital Resources”.

B.    Business Overview

We are a major international provider of integrated financial governance, transaction risk management, and compliance solutions for commercial, financial and healthcare markets worldwide. Our recognized expertise in reconciliation process management, financial data aggregation, revenue and cost cycle management, financial close, risk management and compliance enables customers to gain greater stability and control over their critical financial processes leading to better overall business performance.

Over 600 organizations are realizing the benefits of Trintech’s configurable and highly scalable solutions every day to: improve performance through stronger management of the revenue cycle and disbursements; ensure the accuracy and integrity of financial data; identify and reduce transaction risk; improve the quality and timelines of financial reporting, and strengthen internal controls to support compliance requirements.

The Company generated revenues of US$39.7 million in fiscal 2009, US$32.9 million in fiscal 2008 and US$25.8 million in fiscal 2007. Recurring revenues account for 61% of the Company’s revenues and are generated from the provision of transaction services, monthly service SaaS fees, annual license fees and support fees. The remaining 39% of revenues is generated from initial license fees of our software products and the provision of professional services, such as implementation fees.

The Company has a customer base of more than 600 organizations, including 19 of the Fortune 50 and 100 of the Fortune 500 companies. Trintech’s customers include retail chains, commercial companies, financial institutions and healthcare providers in the United States, the UK and the Republic of Ireland, continental Europe and Australia. Customers who have used our software in recent years include Ericsson, Blackstone Group, Regis Corporation, Providence Health Systems and Cleveland Clinic Foundation.

The Trintech Solution

Trintech’s solutions deliver key competitive advantages to our customers to address the need for integrated financial governance, transaction risk management, and compliance solutions in the following areas:

Comprehensive Functionality. Trintech’s solutions include revenue recovery, data delivery, automated reconciliation and financial compliance process management functions, such as advanced workflow and contract management, for both low-volume and high-volume transaction accounts, and compliance management. Our suite of solutions provide complete visibility into the status of an account or process reconciliation program, ensuring that management, at all times, can assess the risk to their organization and respond accordingly.

Our clients significantly improve their reconciliation and financial governance processes through:

•	the replacement of manual processes with automated processes significantly less prone to error;

•	the consolidation of disparate reconciliation and financial governance processes into a centralized reconciliation tracking system designed to detect and mitigate risk; and

•	the provision of real-time visibility into potential fraud, compliance risks, and unexpected costs.

Solid Infrastructure and Support. We have the necessary resources in place to properly support a variety of organizations though our Professional Services, Customer Support, and Relationship Management teams. Each group provides unique expertise and support necessary to ensure the long-term success of our clients. Additionally, we provide a monthly newsletter, conduct webinars for education and awareness, and schedule periodic on-site visits. We also offer an annual Customer Conference, as well as support for local user groups with the specific aim of ensuring customer awareness, training, education, and success.

Cost Efficiency: Our applications and services allow our customers to reduce their current cost base through automation and process efficiency, reduce their internal and external compliance costs as well as increase their revenue when our applications and services are used for revenue reconciliation processes.

Flexibility and Scalability. System flexibility, scalability and performance are distinguishing features of our solutions allowing clients to easily manage their growth, maintain history in the database, and add reconciliation and other processes without degradation in performance. Our clients have automated over 100 processes, from reconciliation to compliance reporting, including Depository Accounts, Credit & Debit Cards, Accounts Payable, Accounts Receivable, Purchasing Cards, Gift Cards & Gift Certificates, Disbursement Accounts, Lockbox Accounts, Returned Checks, Lottery, Pharmacy Claims, Healthcare Revenue reimbursement, Electronic Invoices & Payments, Inventory & Fixed Assets, Raw Materials and Supplies, Operating Accounts, Suspense Accounts, and General-Ledger Interfaces and compliance and financial close. This flexibility provides a platform for significant financial returns, initially and ongoing.

High Transaction Volume Environments. Our clients can easily manage high volume transaction environments. All of our solutions are designed to monitor multiple processes involving multiple jobs and millions of data items each day.

Control and Auditability. Our solutions enforce our clients’ internal control structure and facilitate the creation of documents and reports needed to comply with regulatory requirements such as the Sarbanes-Oxley Act of 2002, XBRL and PCI-DSS.

Data Integrity. All reconciliation and financial governance processes are contained in a controlled environment where no external system or software are required or needed to facilitate the process lifecycle. Our solutions have the ability to post to other systems as well as pass data to other systems without any intervention from the user using transaction codes to identify unique transactions.

Implementation Flexibility. Our solutions can be implemented and operated with minimal IT involvement on an in-house SaaS or hosted basis, enabling IT personnel to focus on other projects critical to the business of our customers.

Ease of Use. Our solutions provide intuitive interfaces and a high level of dashboard views that simplify daily tasks such as interactive matching, exception management, research, and balancing.

Trintech’s Growth Strategy

The Company’s mission is to be a leading global provider of integrated financial governance, transaction risk management and compliance solutions. The Company is growing its financial software solutions and services business through capitalizing on an increasing demand for financial governance, transaction risk management, compliance and revenue and cost cycle management solutions globally; offering new products and services from acquisitions completed by the Company to its existing customer base; and continuing to grow its market share of the healthcare market through investment in new products and markets. The future growth of the Company will be underpinned by a strong core customer base and an established market position. The Company proposes to expand this business franchise through investment in new products and markets, and will continue to seek further accretive acquisition opportunities.

IDC, a global market intelligence firm, estimates that the global market for financial compliance software will grow at a compound annual growth rate, or CAGR, of 16.5% from US$1 billion in 2006 to US$2.2 billion in 2010. This growth is being driven by significant investment by companies to maintain Sarbanes-Oxley compliance and other regulatory compliance and strengthen and make more secure transaction process management platforms; initiatives by multinational companies to globally adopt proven transaction risk management solutions; growing demand for revenue enhancing solutions by medium-sized financial institutions as well as increased focus on automation and efficiency in the face of increasing competition and increasing automation of the revenue cycle by healthcare providers to grow revenue and improve cash flow.

In 2006, the Gartner Group estimated that organizations were expanding investments in software to support corporate governance, risk management and compliance. They estimated total software revenue for this emerging market to grow by approximately 24% annually through 2010.

In a 2008 report on the governance, risk and compliance (GRC) landscape, a leading US market research company noted that there was US$32 billion in planned spend for GRC-related activities in 2008.

The Healthcare Advisory Board, a US healthcare market intelligence firm, estimated that healthcare providers experience up to 8% to 14% revenue leakage due to inappropriate healthcare insurance company denials and underpayments, representing more than US$60 billion in lost revenue per annum, making revenue cycle management the new frontier of healthcare investment following the automation of patient records and the process of submitting claims to insurers.

In fiscal 2009, the Company continued an investment program to drive financial governance revenue growth in new vertical markets. While these investments will have a negative impact on earnings in the short term, combined with the acquisition of Concuity and Movaris, they present growth opportunities within our target markets and position the Company for long term growth.

The key components of the Company’s strategy are:

•	Continue to increase revenues for our solutions in the financial governance market, where there is demand for an integrated suite of governance applications;

•	Maintain direct sales resources and invest in indirect channels through strategic partnerships to increase market share for our key products;

•	Expand demand for compliance and financial control modules (AssureNet and Unity) across our existing customer base;

•	Extract cost synergies from acquisitions and from existing business to drive growth in Earnings before Interest, Tax, Amortization and Depreciation or EBITDA;

•	Maintain high level of recurring revenue streams with strong financial position and no debt; and

•

Develop the healthcare market growth opportunity particularly in the top 1,000 healthcare facilities in the United States, where significant investment is being made to improve transaction efficiency and reduce revenue leakage.

Trintech Products

The Company’s financial governance, transaction management and compliance solutions have a proven track record of delivering tangible benefits to clients in a variety of industries, including healthcare, retail, financial services, manufacturing and distribution, education, government, telecommunications, oil & gas, and more. The Company’s products can be deployed on a stand-alone basis, combined with each other to provide an end-to-end secure solution, or integrated with third party products. In addition, the Company’s products support a broad range of communication protocols and security standards. The Company’s products also support multiple currencies and payment protocols. In connection with the license of the Company’s products, we provide a range of support services to the Company’s customers including preventative maintenance, compliance, upgrades, site inspections and 24-hour telephone and on-line support.

The Company operates in two segments: Governance, Risk and Compliance or GRC (formerly referred to as Funds Management Systems’ or FMS) and Healthcare (also known as Concuity). The following table summarizes the Company’s significant product lines and their associated target customer base.

Product Line – GRC	Target Customer Base
ReconNET AssureNET GL Unity On-Demand Solutions	Any business seeking to automate and manage their transaction risk management, reconciliation workflow, financial close, revenue enhancement and compliance processes. Additionally, any company that seeks to automate the retrieval, processing, aggregation and delivery of transaction data from financial institutions.

Product Line – Healthcare	Target Customer Base
ClearContracts	Any mid size to large healthcare provider organization seeking to optimize contract performance and to achieve greater contract compliance, improved profitability and transaction visibility across their enterprise, as well as increased efficiency across their payment lifecycle.

GRC Products: Reconciliation and Financial Governance

The Company’s reconciliation and financial governance solutions offer our customers more control over their accounting and treasury lifecycle by optimizing enterprise funds management and payment lifecycle management. Building on the success of ReconNET in North America, the Company has expanded its product set in North America, as well as opened new markets in Europe and Australia, in response to customer demand for financial governance, transaction risk management and compliance solutions.

The complete suite of reconciliation and financial governance products from our GRC division includes:

•

ReconNET – has extensive reconciliation capabilities with specific emphasis on reconciliation and exception management of high volume transaction processing environments. ReconNET has a market leading position in the US retail market, where it is used extensively by treasury and financial control departments in reconciling banking records and cash deposits with point-of-sale transaction records. Trintech’s reconciliation solution is delivering results to many of the most recognized retail organizations in the world, including 15 of the top 25 (8 in the top 10) publicly traded retail organizations according to 2008 www.stores.org Top 100 Retailers.

•	AssureNet – provides an enterprise process management system for general ledger account reconciliation, review and certification. AssureNet is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. This capability has particular benefits for large corporations and for complex transaction processing businesses, such as financial institutions. Our clients who use this software include some of the most recognizable names in their industries, including Agilent Technologies, Coca-Cola, Farmers Group, Johnson Controls and TIAA-Cref. In competitive evaluations, involving other vendor products, the product is readily recognized as a superior offering, due to its sophistication and its ability to be configured to our customers’ rules.

•

Unity – is a comprehensive suite of financial close, enterprise compliance and risk management applications that allows customers to manage corporate performance, financial operations and compliance by providing a financial governance framework enabling CFOs and other senior finance professionals to plan, scope, schedule, perform, manage and report on their governance, risk and compliance control efforts.

•

On-Demand Services – is the provision of SaaS and hosting services for ReconNET and AssureNet, as well as the provision of DataFlow Transaction Network service. Traditionally, DataFlow Services have supported the provision of daily bank statement data to support the reconciliation and transaction management process. The network has now been expanded to enable the processing of other forms of transaction data to support our customers’ businesses. The DataFlow Transaction Network allows customers to outsource the daily retrieval, processing, aggregation, and delivery of bank statements and account analysis files, eliminating data acquisition costs and effort, increasing cash flow, and minimizing exposure to fraud. Our network provides validated data from any bank, formatted for easy import into any type of financial system. Through the usage of the DataFlow Transaction Network, customers can reduce manual processes and errors, save operational costs and increase cash flow through minimizing overdraft fees and shortening month end procedures. As of January 31, 2009, the DataFlow Transaction Network processed customer transaction data from over 26,500 accounts in over 4,000 banks in the United States.

Healthcare Products: Revenue Enhancement, Reconciliation and Transaction Management

•

ClearContracts – is a SaaS application which enables healthcare providers to optimize contract profitability by reconciling payments received from their patients’ insurers to amounts they should have received from claims under the terms of their respective contracts. Using web-based and workflow technology, a healthcare provider’s finance department is then able to resubmit underpaid or denied claims and increase revenue by ensuring reimbursement of the contracted amounts. In addition, ClearContracts provides executive visibility of contract performance and yield and allows healthcare providers to model expected revenues arising from negotiated contract changes.

Services

To complement and support the Company’s product offerings, we provide the Company’s customers with the following services:

•

Professional services. The Company’s professional services team provides comprehensive project management, using sophisticated methodologies and tools to identify customers’ business objectives and requirements for financial governance, transaction risk management and compliance solutions. We implement these solutions with the Company’s customers according to mutually agreed plans and milestones. We also provide in-house product consultation, and provide technical services to design or enhance customers’ existing information technology infrastructure.

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

•

Post contract customer support services. The Company maintains a customer support help desk and technical support organization at our offices in the London, Chicago, San Jose and Dallas metropolitan areas. We offer telephone and web support for many of our products 24 hours a day, seven days a week. We also have field technical support personnel who work directly with our sales force, distributors and customers. Customers may elect to purchase a maintenance contract, renewable annually or for multiple years. Under these contracts, we agree to provide corrections for identified program errors for supported versions of our software products, version upgrades for software, telephone consultation, and web-based access to solutions, patches and documentation.

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

The Company’s software is developed using Java, C#.NET, and Smalltalk using industry standard web programming practices and standards and incorporates the following features:

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

•

Protocols and infrastructure. It is critical that the Company’s products be interoperable with a wide range of communication networks and customer information technology systems. The Company’s products therefore feature advanced application programming interfaces (APIs) to facilitate interoperability with network systems and applications. The Company’s products also support a variety of communications protocols, including Internet (http/https, ftp/s-ftp,etc.) and telecommunications protocols such as X.25, ISDN and ATM, as well as specific bank authorization protocols.

•

Support of widely accepted technologies. The Company’s products are configured to run on operating systems and to support databases widely adopted by the payment and transaction process management industry. This includes the Windows operating system and Oracle and Microsoft databases. They are also designed to integrate easily with enterprise resource planning and financial software systems, such as Oracle and SAP.

The Company has attained Gold Certified Partner status in the Microsoft Partner Program with a competency in ISV/Software Solutions. This status recognizes the Company’s expertise with Microsoft technologies and ability to meet customers’ needs. Microsoft Gold Certified Partners receive a set of benefits, including access, training and support from Microsoft.

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

Customers

We have a customer base of over 600 organizations including retail chains, commercial companies, financial institutions and healthcare providers. Our top revenue generating customers in fiscal 2009 and fiscal 2008, by customer segment in alphabetical order, are as follows:

GRC	Healthcare
Blackstone Group	Cleveland Clinic Foundation
Cube Corporate Release	Continuum Home Health
Ericsson	Edward Health Services
Proquire (part of Accenture)	Providence Health Systems
Regis Corporation	Riverside Medical Center

Sales and Marketing

The Company’s sales and marketing strategy is closely aligned with the Company’s product suite. The Company’s broad product offering, innovative open platform and business process approach creates a strong opportunity to pursue a sales and marketing strategy that leverages the Company’s core strengths in serving finance executives and personnel. We have a proven ability to successfully leverage our existing customer relationships and our broad product offering in order to cross-sell additional software products and services. Once a customer relationship has been established, the Company seeks to leverage its financial governance and transaction risk management experience to add value to the customer solution, often developing a trusted advisor relationship. Product functionality and features are engineered to deliver increased process efficiencies, cost savings and added value in the form of greater visibility, control, risk management and compliance. The effectiveness of this strategy is significantly enhanced by the Company’s leadership position within certain key vertical market sectors.

The Company’s marketing team includes product marketing managers and corporate communication specialists. The product marketing teams research, analyze and identify emerging customer requirements and market trends and work closely with the research and development teams to ensure new products and services meet the needs of the Company’s customers. The marketing teams help implement effective go-to-market plans, including pricing models, and promotional and channel selection intended to ensure a successful new product launch. The corporate communication specialists promote and communicate the Company’s branded products and services through various marketing initiatives such as product launches, trade shows, leading research analysts, customer conferences and other public relations activity. In addition, the Company leverages its on-line marketing assets such as its website and webinars and optimizes search engines as part of its marketing strategy.

The Company’s sales and marketing teams are primarily based in the US and the UK and its efforts are divided by region as follows:

•	Europe, Middle East and Africa;

•	North and South America; and

•	the Asia-Pacific region.

The Company’s principal market is the United States, which represented 88% of the Company’s total revenues in fiscal 2009.

The Company’s sales strategy for all product lines is to use the Company’s direct sales force in conjunction with indirect distribution channels, such as regional distributors and sector-specific leaders.

Direct Sales Channel Strategy

We have direct sales offices in the following metropolitan areas: Dallas, Texas; San Jose, California; Chicago, Illinois; London, United Kingdom; and Rotterdam, The Netherlands. These offices coordinate direct sales and manage indirect sales channels in the various regions. Due to the technical nature of the Company’s products, members of the direct sales force are often supported by pre-sales technical support staff that are key to closing sales contracts and winning customer confidence.

The Company’s direct sales accounted for 96% of the Company’s total revenues in fiscal 2009. At January 31, 2009, we employed 39 direct sales people who primarily target retail chains, commercial companies, financial institutions and healthcare providers.

Indirect Sales Channel/Partner Strategy

We are engaged with a growing number of partners, alliances, and domain experts to further enhance our solution offerings, broaden our reach within industries served, and facilitate worldwide market penetration. These relationships are both strategic and tactical. Our partnerships span value-added resellers, distributors, and other organizations that provide prospect referrals to us. Additionally, we have several non-exclusive, worldwide agreements in place with organizations that provide business processing outsourcing services for their finance and accounting clients. Our products that are being leveraged through these relationships include: Unity, AssureNET and ReconNET.

We are a Microsoft Gold-Certified Partner and have technology alliances in place with other major enterprise resource planning vendors. The domain experts with which we work include consulting organizations that we engage with in various ways, including co-presentation at industry events, joint selling efforts, best practice engagements, and software implementations.

Significant progress has been made over the past year in all of these relationships. As a result, our brand awareness has increased and our customers have experienced broader and richer solutions.

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

We have now concentrated research and development in the following metropolitan areas:

•	Dallas, Texas: financial governance, transaction risk management and compliance products and services;

•	San Jose, California: compliance and risk management solutions; and

•	Chicago, Illinois: healthcare revenue cycle solutions.

For the fiscal years 2007, 2008 and 2009, 19%, 15% and 15% of the Company’s revenues, respectively, were dedicated to research and development expenses. Research and development expenses totaled US$4.9 million for fiscal 2007 and fiscal 2008 and US$6.1 million for fiscal 2009. The increase in research and development expenses in fiscal 2009 was mainly due to development costs related to the Movaris business acquired in February 2008.

Seasonality

Although we do not consider our business to be highly seasonal, we generally experience the greatest demand for our products and services in the last quarter of the year and also in the last month of each quarter. However, due to our high levels of recurring revenue contracts, revenue from SaaS and transaction service fees is generally evenly spread throughout our financial year.

Competition

The financial governance, transaction risk management and compliance industry is competitive, and we expect competition to increase as other companies introduce new software products and services.

In the financial governance software market, the competitive landscape varies by product line. There is no competitor that we compete with across all product lines. We primarily compete with Checkfree (a subsidiary of Fiserv) and Chesapeake Systems for our ReconNET product, BlackLine Systems for our AssureNet product, Paisley Consulting and Open Pages in the Sarbanes-Oxley compliance market and MedAssets in the healthcare market.

We compete primarily on the basis of the following:

•	product capabilities and technical features;

•	product performance and effectiveness;

•	price;

•	industry expertise;

•	support of technology standards;

•	ease of use; and

•	customer technical support and service.

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

The Company’s registered trademarks include the following:

Trademarks	Regions Issued
• Trintech • ReconNET • AssureNet • Movaris • Concuity • ClearContracts • DataFlow Services • Bank Fee Analysis • xlNET • PriceAdvisor	• European Union, Ireland, U.S. • U.S. • U.S. • U.S. • U.S. • U.S. • U.S. • U.S. • U.S. • U.S.

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

Principal Markets

The Company operates in two segments: GRC and Healthcare. For a description of the product markets in which we compete, including a breakdown of total revenues by segment and geographic market for each of the last three financial years, see note 15 of the F-pages.

C.    Organizational Structure

The following is a list and brief description of the Company’s significant subsidiaries:

Trintech Technologies Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the outstanding share capital of Trintech Technologies Limited is owned by the Company. The principal activity of Trintech Technologies Limited is the sale of financial governance, transaction risk management and compliance software to commercial and financial markets in Europe and Australia and the licensing of its intellectual property to its subsidiaries.

Trintech Limited, a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the outstanding share capital of Trintech Limited is owned by the Company. The principal activity of Trintech Limited is the licensing of patented technology.

Trintech UK Limited, a wholly-owned subsidiary, is a limited liability company incorporated in the United Kingdom. All of the outstanding share capital of Trintech UK is owned by the Company. The principal activity of Trintech UK is the sale of financial governance, transaction risk management and compliance solutions to commercial and financial markets in the United Kingdom.

Trintech Inc., a wholly-owned subsidiary, is a California corporation. All of the outstanding share capital of Trintech Inc. is owned by the Company. The principal activity of Trintech Inc. is the sale of financial governance, transaction risk management and compliance software solutions to commercial, financial and healthcare markets in North America.

Movaris, Inc., a wholly-owned subsidiary, is a California corporation. All of the outstanding share capital of Movaris, Inc. is owned by the Company. The principal activity of Movaris, Inc. is the sale of financial governance, transaction risk management and compliance software solutions to commercial and financial markets in North America. This company was acquired in February 2008.

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

CW & Associates, Inc., doing business as DataFlow Services, a wholly-owned subsidiary, is a Texas corporation. All of the outstanding share capital of CW & Associates, Inc. is owned by the Company. CW & Associates, Inc. is the provider of a data transaction network supporting customers’ bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form.

D.    Property, Plants and Equipment

The Company’s principal executive and administrative offices are located in Dublin, Ireland. The Company’s principal trading offices for North and South America are located in the Dallas, Texas metropolitan area. The Company also has offices for research and development in the San Jose, California and Chicago, Illinois metropolitan areas and sales and marketing personnel in the San Jose, California, Chicago, Illinois, London, United Kingdom and Rotterdam, The Netherlands metropolitan areas. We believe the Company’s current facilities are sufficient for the conduct of its business for the foreseeable future.

As at January 31, 2009 we leased the facilities described below:

Description	Square Footage	Used by The Company	Sub-Leased to Third Party	Available For Sub-Lease	Earliest Lease Termination Date
Ireland
Dublin	1,980	1,980	—	—	2009

USA
Dallas, Texas	34,453	22,549	11,904	—	2014
Chicago, Illinois	7,300	7,300	—	—	2009
Hayward, California	6,819	—	—	6,819	2009
San Jose, California	6,223	6,223	—	—	2014

United Kingdom
London	1,059	1,059	—	—	2010

The Netherlands
Rotterdam	635	635	—	—	2009

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements for the periods specified including the notes thereto included elsewhere in this Form 20-F as well as Item 3.A “Key Information—Selected Consolidated Financial Data”. The following discussion and analysis of financial condition, changes in financial condition and results of operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about customer demand, plans and objectives of management and market growth and opportunity. The words “anticipate”, “believe”, “estimate”, “expect”, “forecast”, ”intend”, “may”, “plan”, “project”, “predict”, “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that are difficult to predict. Actual results could differ materially from those indicated by such forward looking statements as a result of risks set forth in the following discussion and those set forth in Item 3.D “Key Information—Risk Factors”. The Company undertakes no obligation to update publicly any forward-looking statements in this Form 20-F.

A.    Operating Results

Overview

We are a major international provider of integrated financial governance, transaction risk management, and compliance solutions for commercial, financial and healthcare markets worldwide. Our recognized expertise in reconciliation process management, financial data aggregation, revenue and cost cycle management, financial close, risk management and compliance enables customers to gain greater stability and control over their critical financial processes leading to better overall business performance. Over 600 organizations are realizing the benefits of Trintech’s configurable and highly scalable solutions every day to: improve performance through stronger management of the revenue cycle and disbursements; ensure the accuracy and integrity of financial data; identify and reduce transaction risk; improve the quality and timelines of financial reporting, and strengthen internal controls to support compliance requirements.

On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cash flows, have been restated accordingly. The gain on sale is reflected in the fiscal 2007 results. In addition, the Company closed its German business in the quarter ended October 31, 2006. The Company divested its Payments business to reinforce its strategic focus on its financial governance, transaction risk management and compliance business. The net loss in fiscal 2009 for the continuing business amounted to US$1.2 million. The Company has two business segments: GRC (formerly referred to as FMS) and Healthcare.

The disclosure below reflects the results of operations from the continuing business.

GRC Business

GRC is primarily engaged in marketing and selling licenses for the Company’s financial governance, transaction risk management and compliance software and related maintenance, development and installation services. GRC includes the business of DataFlow which is engaged in the retrieval, processing, aggregation and delivery of all transaction data in daily bank statements. The GRC business generated revenues of US$34.3 million in fiscal 2009, US$28.5 million in fiscal 2008 and US$25 million in fiscal 2007. The GRC business has in excess of 575 customers.

Over the last year, the Company has taken a number of steps to build the GRC business and expand its product offering, as follows:

•

In February 2008, the Company announced the signing of a definitive agreement to acquire Movaris, Inc., a venture-backed company located in San Jose, California. Movaris has pioneered the creation of solutions that integrate and manage the financial close and other governance, risk and compliance processes. The Movaris solution encompasses SOX Compliance, Financial Close, Account Reconciliation, GRC and Enterprise Risk Manager Applications. Movaris has over 80 enterprise customers that span a broad range of industries. Movaris has led the creation of some of the most advanced and innovative solutions for the “Last Mile of Finance”, the phase of financial management prior to public disclosure where aggregated financial and operational information is turned into a set of financial statements, now widely recognized by both industry analysts and domain experts as a critical process within the finance function. In 2007, Movaris expanded upon that original vision and solution to address the emerging concept of the Risk-Optimized Enterprise with the addition of the GRC and Enterprise Risk Manager applications.

•

In May 2008, the Company announced enhancements to its AssureNet accounting compliance application for general ledger reconciliation, review and certification. AssureNet GL 4.0 enhancements include the addition of an operational dashboard with comprehensive drill down capabilities, design modifications that enhance the user experience, context-based help files, support for SQL 2005, and enhanced integration with other Trintech products. AssureNet GL 4.0 demonstrates Trintech’s commitment to providing functionally rich, flexible, user-friendly solutions that are critical to gaining end-user adoption.

•

In May 2008, the Company announced it attained Gold Certified Partner status in the Microsoft Partner Program with a competency in ISV/Software Solutions, recognizing Trintech’s expertise and impact in the technology marketplace. As a Gold Certified Partner, Trintech has demonstrated expertise with Microsoft technologies and proven ability to meet customers’ needs. Microsoft Gold Certified Partners receive a set of benefits, including access, training and support, which we believe gives them a competitive advantage in the channel.

•

In July 2008, the Company announced the newest release of its financial governance application suite, Unity 10.1, for enterprise risk management, accounting compliance, account reconciliation, financial close, and financial reporting. Unity 10.1 delivers enhanced management oversight capabilities of the reconciliation processes as they pertain to period-end financial close and reporting processes.

•

In October 2008, the Company announced the availability of ReconNET 7.5. The newest version of Trintech’s reconciliation and account balancing application includes improved security, usability enhancements, and support of a new archival module which will help customers further streamline reconciliation workflow so they can deploy resources to other areas critical to their business. ReconNET 7.5 includes support for current versions of Oracle and Microsoft databases, the Microsoft Windows Vista operating system and Crystal 2008.

•

In November 2008, the Company announced the availability of AssureNetGL 4.1, the latest release of its application for general ledger reconciliation, review, and certification. AssureNet GL 4.1 delivers new levels of automation in the core application and integration with Trintech’s Unity Financial Close application through Unity’s performance management dashboards. This integration ensures that all financial governance tasks and controls, including the status of reconciliations within AssureNet GL, are visible to the Unity user via the Close Status consoles of the Financial Close management dashboard.

•

In February 2009, the Company announced the availability of Unity 10.2, the latest release of their application for integrating financial and compliance data while maximizing staff efficiencies and return on investment. Trintech’s Unity 10.2 application delivers numerous market, regulatory, and customer driven functional enhancements including level IV XBRL capabilities in accordance with the most recent SEC mandates for financial reporting. Additional enhancements have been made across the Unity suite of compliance, risk and financial close and financial reporting applications with particular emphasis on further streamlining the regulatory disclosure preparation and review processes.

The GRC business continued to perform strongly in fiscal 2009 and the Company continued its investment program to drive financial governance, transaction risk management and compliance revenue growth in new vertical markets. While these investments will have a negative impact on earnings in the short term, combined with the acquisition of Movaris, they present opportunities within the GRC existing target markets and position the Company for long term growth.

The Company divested its Payments business to reinforce its strategic focus on its financial governance, transaction risk management and compliance business.

Healthcare Business

The Healthcare division was formed in June 2006, to help healthcare providers, payers and financial institutions optimize the claim to payment transaction process, including transaction reconciliation and workflow management of exceptions. The Healthcare division primarily operates on a SaaS model. This division generated revenues of US$5.4 million for fiscal 2009, US$4.4 million for fiscal 2008 and US$781,000 for the two months ended January 31, 2007 and has in excess of 20 customers.

Over the last 12 months, the Company has taken steps to build the Healthcare business and expand its product offering, as follows:

•

In May 2008, the Company announced the availability of ClearContracts 8.0. The latest version of Concuity’s ClearContracts solution enables users to more efficiently manage institutional and professional claim reimbursement activities and maximize reimbursement for bundled claims as well as ambulatory payment/outpatient visits.

•

In June 2008, the Company announced its partnership with Financial Healthcare Systems (FHS Corp), a provider of a web-based solution for credible procedural price estimates that provides patients with specific out-of-pocket costs, allowing them to better plan for impending medical expenses, while giving hospitals the ability to more accurately project revenue. By partnering with FHS Corp, Concuity further enhances its value proposition for hospitals seeking to increase customer satisfaction, streamline operations, and improve revenue calculation.

Revenues

The Company’s total revenues are primarily derived from two sources:

License Revenues. Software license revenues, which represented 49% of total revenues in fiscal 2009, are derived from license fees from the Company’s financial governance and transaction risk management software and the provision of related support and maintenance services to customers. Customer support and maintenance fees are established as a percentage of the software license price, typically ranging from 15% to 18% per year, and are generally paid annually. The Company also licenses the Company’s software where the Company hosts the software on the customer’s behalf.

Service Revenues. The Company derives service revenues, which represented 51% of total revenues in fiscal 2009, from data delivery services, SaaS fees, consulting services, educational and training services, customization services and implementation services.

Total revenues from customers in the United States was US$34.9 million in fiscal 2009, US$29.6 million in fiscal 2008 and US$23.6 million in fiscal 2007. This represented 88% of total revenues in fiscal 2009, 90% of total revenues in fiscal 2008 and 91% of total revenues in fiscal 2007. Total revenues from customers located in Europe was US$3.7 million in fiscal 2009, US$2.3 million in fiscal 2008 and US$1.3 million in fiscal 2007. This represented 9% of total revenues in fiscal 2009, 7% of total revenues in fiscal 2008 and 5% of total revenues in fiscal 2007. Total revenues from customers located in the rest of the world was US$1.1 million in fiscal 2009, US$1 million in fiscal 2008 and US$938,000 in fiscal 2007. This represented 3% of total revenues in fiscal 2009 and 2008 and 4% of total revenues in fiscal 2007.

Recurring revenues accounted for over 61% of total revenues in fiscal 2009 and was derived from the provision of annual license fees, transaction services, support and SaaS fees. Recurring revenues accounted for 63% and 65% of total revenues in fiscal 2008 and fiscal 2007, respectively.

Cost of Revenues

Cost of license revenues includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenues are derived, the cost of providing after-sale support and maintenance services to customers and the amortization of acquired technology costs. Cost of service revenues includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

The Company defers sales commission and implementation costs on Healthcare SaaS contracts. These deferred costs are separately disclosed in the accompanying consolidated balance sheets. The deferred commission amounts are amortized over the future revenue streams of the Healthcare SaaS customer contracts. Amortization of deferred commissions is included in sales and marketing expense in the accompanying consolidated statements of operations. The implementation costs incurred prior to revenue recognition are deferred and amortized over the remaining contract term which typically ranges from 24 months to 60 months. Amortization of deferred implementation costs is included in cost of service revenues in the consolidated statements of operations.

Operating expenses

Research and development expenses consist primarily of labor and associated costs connected with the development of the Company’s software products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2001, fiscal 2004, fiscal 2007 and fiscal 2009.

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

The Company has significant operations, and generates a large majority of its taxable income, in the United States. It also has trading entities in the United Kingdom and the Republic of Ireland. Some of the Company’s Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010. We do not expect the termination of this tax benefit to have a material impact on our tax payments in the Republic of Ireland as we have a substantial amount of tax losses carried forward from prior years. Another Irish subsidiary qualifies for an exemption from income tax as the Company’s revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997. The Company currently anticipates that it will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and the Company’s tax situation may change. In addition, at such time as these subsidiaries no longer qualify for these tax rates or if the tax laws were to be rescinded or changed, the Company’s operating results could be materially adversely affected.

Currencies

A portion of the Company’s revenues, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations, primarily the U.S. dollar with the euro and the pound sterling, and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and a quarterly basis. As a result of such currency fluctuations, the Company recognized exchange gains of US$383,000, US$444,000 and US$331,000 in fiscal 2007, 2008 and 2009, respectively. From time to time the Company has in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. The Company expects to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

Share-based Compensation

The Company adopted the Statement of Accounting Standards No. 123(R) “Share-Based Payment” in the fiscal year beginning February 1, 2006 (“SFAS 123R”). The Company anticipates it will recognize an aggregate of US$1.1 million of share-based compensation in fiscal years 2010 to 2013. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted. For fiscal 2008 and fiscal 2009, the share-based compensation charge has been allocated to the appropriate cost category in the Consolidated Statements of Operations as follows:

	Year ended January 31, 2008	Year ended January 31, 2009
	(U.S dollars in thousands)
Cost of revenues-license	9	5
Cost of revenues-services	72	58
Research and development	56	61
Sales and marketing	196	175
General and administrative	746	620

Total	1,079	919

Restructuring Charges

During fiscal 2009, the Company recorded a provision for lease abandonment of US$262,000 relating to the San Jose lease in California as of February 14, 2008, the date that the Company acquired Movaris Inc. The provision represents 50% of the Movaris leased space which was permanently idle and physically separate from the utilized space and a US$6,000 provision related to discontinued activity expenses. This resulted in an increase in the goodwill balance of US$262,000 on acquisition and an increase in discontinued liabilities of US$6,000.

During fiscal 2008, the Company recorded a US$277,000 charge related to a provision for leasehold abandonment for the Hayward lease in California and US$75,000 related to German company liquidation expenses.

Due to the difficult business trading environment in the US in fiscal 2009, the Company established a restructuring plan in the second quarter of fiscal 2009 to rationalize, integrate and align the resources of the Company. This restructuring plan includes workforce reductions and abandoning of excess lease facilities. The workforce reduction is expected to enable the Company to better align the cost structure during the current economic downturn, which has adversely impacted revenues, elongated selling cycles, and delayed, suspended or reduced the demand for certain products. The lease facility reductions will allow us to consolidate our workforce within the offices better matching their size and needs; it also is expected to allow us to match operational costs more closely with our projected need levels. Prior to the implementation of the restructuring plan, both the workforce and the facilities were larger than necessary for our level of business activity. Further restructuring in the form of workforce reductions may be required in fiscal 2010 due to the deterioration in market conditions. The Company expects to incur US$234,000 in additional restructuring charges relating to workforce reductions in the GRC business in the first quarter of fiscal 2010.

The restructuring program resulted in costs incurred primarily for workforce reduction across certain business functions and additional abandoned excess lease facilities in San Jose, California. During fiscal 2009, the Company incurred US$252,000 in restructuring expense of which US$222,000 related to severance costs for workforce reductions and US$30,000 related to the abandonment of additional 15% of excess lease facilities in San Jose which is included in the line item “Restructuring Charge” in the consolidated statement of operations for the year ended January 31, 2009. The US$252,000 restructuring charge for fiscal 2009 comprised US$212,000 and US$40,000 for the GRC and Healthcare segments, respectively.

Acquisition History

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.1 million and performance related cash consideration of US$3.1 million. The total purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payments of US$705,000 earned by the acquired business for fiscal 2007, US$1 million earned by the acquired business for fiscal 2008, US$1.3 million earned by the acquired business for fiscal 2009 and transaction costs of US$58,000. The fiscal 2007 performance related consideration of US$705,000 was paid in the quarter ended April 30, 2007. The fiscal 2008 performance related consideration of US$1 million was paid in the quarter ended April 30, 2008. The fiscal 2009 performance related consideration of US$1.3 million was partially paid in the quarter ended July 31, 2008 (US$352,000). The balance of the consideration was paid in the quarter ended April 30, 2009. These payments have resulted in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs of US$5.2 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$747,000, goodwill of US$4.4 million and net assets acquired of US$39,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of two to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

The Company completed the sale of its Payments business on September 1, 2006 to VeriFone Holdings, Inc. Under the terms of the agreement, VeriFone paid the Company US$12.1 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Payments business. The purchase price was subject to the following adjustments:

•

an escrow amount of US$2.0 million which was being held for a period of 18 months following the closing to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement. In the quarter ended October 31, 2008, the Company reached agreement with VeriFone Holdings Inc. on indemnification claims by VeriFone that were part of the escrow amount and received a final settlement of US$920,000, net of legal charges and therefore nothing further is held in escrow.

•

the cash payment made on the date of sale by the Company to VeriFone of an amount equal to the remaining warranty provision (approximately US$2.2 million) which was related to intermittent failures experienced with certain hardware products deployed in the marketplace.

•	a negative working capital adjustment of US$315,000, which was paid in the quarter ended July 31, 2007.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry. The consideration comprised initial consideration of US$6.5 million and a performance based earn-out payable over two years, which will comprise a guaranteed amount of US$2 million less offset for any claims against the seller. The company paid the performance based earn-out of US$1.9 million, net of claims against the seller in the quarter ended April 30, 2009. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs comprised US$5.5 million in cash, guaranteed performance related payment net of claims against seller of US$1.9 million, assumed liabilities of US$658,000 (relating to deferred revenue balance only) and transaction costs of US$336,000. The total purchase costs of US$8.4 million, comprising the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trademarks and trade names) of US$4.9 million, goodwill of US$3.8 million and net liabilities assumed of US$331,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years.

On February 14, 2008, the Company acquired the outstanding shares of Movaris, Inc., a privately held company in the U.S. for an initial consideration of US$8.8 million subject to final adjustment related to performance related contingent consideration. The Company does not expect to pay any performance related contingent consideration to the former shareholders of Movaris. The total purchase costs comprise US$7.1 million in cash, 507,765 Trintech American Depositary Shares (ADSs) amounting to US$1.3 million valued at the time of the closing of the acquisition and transaction costs of US$372,000. The ADSs were subject to a lock-up arrangement that expired on February 14, 2009. The initial total purchase costs of US$8.8 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$3.3 million, goodwill of US$5.7 million and net liabilities assumed of US$240,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

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

Revenue recognition. The Company’s revenues are derived from license fees and charges for services.

The Company recognizes license revenues in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletins (SAB) No. 101, "Revenue Recognition in Financial Statements", as amended by SAB No. 104 “Revenue Recognition”, issued by the staff of the SEC in December 2003, the American Institute of Certified Public Accountants' Statement of Position ("SOP") 97-2, "Software Revenue Recognition", as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions". For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenue when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable.

If the license fee due from the customer is not fixed or determinable, revenues are recognized as payment becomes due, assuming all other revenue recognition criteria have been met. We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30; however, terms may vary based on the country in which the agreement is executed. Payments that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. If collection of the fees from the customer is not considered probable, revenue is recognized when the fee is collected. Revenue arrangements with resellers are recognized, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

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

Service revenues are derived mainly from implementation, training, SaaS and hosting services. Implementation and training services are provided primarily on a time and materials basis for which revenues is recognized in the period that the services are provided.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. Only the company’s discontinued operations for fiscal 2007 had contracts where services were considered essential to the functionality of the software and the amount of revenue recognized was based on the total license and service fees under the agreement and the percentage of completion achieved. The revenue was allocated to license and service revenue based on the fair value of the service portion with the residual value allocated to the license portion of the arrangement. The percentage of completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization of similar software and delivery of similar services and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. No such estimated losses were identified in any of the periods presented.

The Company also offers hosting arrangements. With hosting arrangements the Company installs and runs software applications through its own or third-party’s servers giving customers access to the application via the internet or a dedicated line. We consider the applicability of Emerging Issues Task Force (EITF) No. 00-03, “Application of SOP 97-2 to arrangements that include the right to use software stored on another entity’s hardware” on a contract-by-contract basis. Hosting arrangements are within the scope of SOP 97-2 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, and VSOE has been established for the hosting element, revenue is recognized on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognized ratably as the service is provided.

In SaaS term-based arrangements, where the customer does not have the contractual right to take possession of software, SaaS fees are recognized on a monthly basis over the term of the contract commencing when the customer has access to the software. For SaaS arrangements, we evaluate whether each of the elements in these arrangements represents a separate unit of accounting, as defined by EITF 00-21, using all applicable facts and circumstances, including whether (i) we sell or could readily sell the element unaccompanied by the other elements, (ii) the element has stand-alone value to the customer, (iii) there is objective reliable evidence of the fair value of the undelivered item, and (iv) there is a general right of return. Revenues from our SaaS operations are recognized in accordance with SAB 104, generally over the term of the contract. SaaS agreements are generally one to five years in duration and provide for quarterly billing. Revenues related to the customer’s initial set up and implementation that we determine not to have a stand-alone value to the customer are deferred and subsequently recognized over the expected term of the SaaS agreement.

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

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, (3) significant negative industry or economic trends, (4) a significant decline in the Company's share price for a sustained period, and (5) the Company's market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company's current business model.

No goodwill impairments were recognized for fiscal 2007, 2008 and 2009.

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

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) increased customer competition, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business and (3) significant negative industry or economic trends. When the Company determines that an impairment review of other long-lived intangible assets is required, the Company tests for impairment using a projected undiscounted cash flow model.

No impairments of long-lived assets were recognized for fiscal 2007, 2008 and 2009.

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

Recent Accounting Pronouncements

In December 2007 the FASB issued SFAS 141 (revised 2008), “Business Combinations”. SFAS 141R will significantly change the accounting for business combinations in a number of areas, including the measurement of assets and liabilities acquired and the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will affect the income tax provision. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008, which means that it will be effective for our fiscal year beginning February 1, 2009. We will apply SFAS 141R to any acquisition after the date of adoption.

In December 2007 the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements”, which establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for business arrangements entered into in fiscal years beginning on or after December 15, 2008, which means that it will be effective for our fiscal year beginning February 1, 2009. We do not expect the adoption of SFAS 160 to have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”); and how the hedges affect the entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for years beginning after November 15, 2008. SFAS 161 is effective for our fiscal year beginning February 1, 2009. We do not expect the adoption of SFAS 160 to have a material impact on our consolidated financial position, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008, which means that it will be effective for our fiscal year beginning February 1, 2009. We do not expect the adoption of FSP FAS 142-3 to have a material impact on our consolidated financial position, results of operations or cash flows.

Results of Operations

The following table presents the Company’s results of operations expressed as a percentage of total revenues, after giving effect to rounding, for the periods indicated:

	Year Ended January 31,
	2007	2008	2009
	%	%	%
Revenues:
License	56	51	49
Service	44	49	51

Total revenues	100	100	100
Cost of revenues:
License	4	5	6
Amortization of purchased technology	1	2	2
Service	21	26	26

Total cost of revenues	26	33	34

Gross margin	74	67	66
Operating expenses:
Research and development	19	15	15
Sales and marketing	27	32	30
General and administrative	33	30	24
Restructuring charge	—	—	1
Amortization of purchased intangible assets	4	4	4

Total operating expenses	83	81	74

Loss from operations	(9)	(14)	(8)
Interest income, net	6	3	1
Exchange gain, net	1	1	1

Loss before provision for income taxes	(2)	(10)	(6)
Provision for income taxes	(0)	(3)	1

Loss from continued operations	(2)	(13)	(5)
Loss from discontinued operations	(27)	—	—
Profit on sale of discontinued operations	21	—	2

(Loss) income from discontinued operations, net of tax	(6)	—	2

Net loss	(8)	(13)	(3)

Fiscal Year Ended January 31, 2009 Compared To Fiscal Year Ended January 31, 2008

Revenues

Revenues	Year ended January 31, 2009	Year ended January 31, 2008	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
License revenues	19,614	16,640	2,974	18%
Service revenues	20,050	16,288	3,762	23%

Total revenues	39,664	32,928	6,736	20%

Total Revenues. There were no customers who individually accounted for more than 10% of total revenues in either period.

License. The increase in license revenues in fiscal 2009 was primarily due to revenues generated from the Movaris business acquired in February 2008, strong AssureNet license sales and strong maintenance renewals for all products.

Service. The increase in service revenues in fiscal 2009 was primarily due to revenues generated from the Movaris business acquired in February 2008, increase in revenues from SaaS services in our GRC and Healthcare divisions and strong GRC service revenues.

Cost of Revenues

Cost of revenues	Year ended January 31, 2009	Year ended January 31, 2008	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
License	2,246	1,573	673	43%
Amortization of purchased technology	894	655	239	36%
Service	10,173	8,482	1,691	20%

Total Cost of revenues	13,313	10,710	2,603	24%

Total Cost of Revenues. Although total revenues increased by 20% in fiscal 2009 compared to the prior year, the total cost of revenues increased by 24% as discussed below. This had the effect of decreasing gross margin by 1% compared to the prior year.

License. The increase in the cost of license revenues in absolute dollars and in percentage terms in fiscal 2009 compared to the prior year was due to increased third party license costs and headcount associated with the newly acquired Movaris business and additional salary costs related to the existing business. The cost of license revenues as a percentage of license revenues in fiscal 2009 increased to 11% compared to 9% in the prior year.

Amortization of purchased technology. The increase in amortization of purchased technology in fiscal 2009 related to the Movaris acquisition in the first quarter of fiscal 2009.

Service. Cost of service revenues increased in fiscal 2009 in absolute dollars and in percentage terms as compared to cost of service revenues in the prior year. These costs represented 51% of service revenues in fiscal 2009 compared to 52% in the prior year. The increase in service costs was primarily due to costs associated with servicing the customers of the newly acquired Movaris business, increase in salary costs and increased maintenance charges associated with servicing the SaaS business in the healthcare division.

Operating Expenses

Operating expenses	Year ended January 31, 2009	Year ended January 31, 2008	Increase (decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Research and development	6,069	4,890	1,179	24%
Sales and marketing	11,875	10,690	1,185	11%
General and administrative	9,663	9,842	(179)	(2)%

Research and development. The increase in research and development expenses in fiscal 2009 was primarily due to additional research and development costs due to higher average headcount and external contractor costs associated with the Movaris business acquired in the first quarter of fiscal 2009.

Sales and marketing. The increase in sales and marketing expenses in fiscal 2009 was primarily due to additional sales and marketing costs associated with the Movaris business acquired in the first quarter of fiscal 2009 which was partly offset by a reduction in sales and marketing costs due to reduced sales personnel in the Healthcare business.

General and administrative. The decrease in general and administrative expenses in fiscal 2009 was primarily due to additional general and administrative costs associated with the Movaris acquisition which were more than offset by a reduction in corporate salary costs and occupancy costs for the Dallas and Dublin offices.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2004, fiscal 2007 and fiscal 2009. The increase in amortization of purchased intangible assets in fiscal 2009 relates to the Movaris acquisition in the first quarter of fiscal 2009.

Interest income, net. Interest income, net consists of interest income and interest expense. Interest income, net decreased to US$320,000 in fiscal 2009 compared to US$1 million in fiscal 2008. The decrease was due to lower deposit balances and lower US interest rates compared to the prior year.

Provision for Income Taxes. Provision for income taxes was US$356,000 credit in fiscal 2009 compared to a US$1 million charge for fiscal 2008. In fiscal 2009, the Company recorded a deferred tax credit of US$515,000 for deductible timing differences incurred during that period which were primarily related to the Movaris acquisition in February 2008 and for US net operating losses incurred during the period. The Company also recorded a tax provision of US$159,000 in fiscal 2009 relating to state taxes payable in the US and income taxes payable in the UK and Ireland tax jurisdictions. During fiscal 2008, the Company recorded a deferred tax expense of US$258,000 in relation to US net operating losses and deductible timing differences during that period. The fiscal 2008 charge also includes US$465,000 in relation to excess tax benefits associated with the exercise of company stock options by employees in the United States and a residual expense of US$288,000 which was primarily due to taxes payable in our US and UK tax jurisdictions.

Income (loss) from discontinued operations, net of tax. In August 2006, the Company entered into a definitive agreement to sell its Payments business (excluding the German element of this business) to VeriFone Holdings, Inc. The sale was completed on September 1, 2006. As a result of this transaction, the Payments business is reported as discontinued operations in the accompanying consolidated financial statements. All prior period statements, except the consolidated statements of cash flows, have been restated accordingly.

In fiscal 2009, the Company realized a gain of US$920,000, net of legal charges from a settlement of indemnification claims by VeriFone Holdings, Inc. that were part of the escrow amount held back against any claims arising from the sale of the payments business to VeriFone Holdings, Inc in September 2006.

The Company had no net income (loss) from discontinued operations for fiscal 2008.

Fiscal Year Ended January 31, 2008 Compared To Fiscal Year Ended January 31, 2007

Revenues

Revenues	Year ended January 31, 2008	Year ended January 31, 2007	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
License revenues	16,640	14,397	2,243	16%
Service revenues	16,288	11,400	4,888	43%

Total revenues	32,928	25,797	7,131	28%

Total Revenues. There were no customers who individually accounted for more than 10% of total revenues in either period.

License. The increase in license revenues in fiscal 2008 was primarily due to higher product sales in the US, Europe, Middle East and Africa (“EMEA”) markets and increased revenues generated from maintenance renewals from our existing customers.

Service. The increase in service revenues in fiscal 2008 was due to higher revenues from the inclusion of products from the Healthcare business for a full year in fiscal 2008 (2 months included in fiscal 2007), higher service revenues from our AssureNet product line and increased revenues from the provision of SaaS services from our GRC business.

Cost of Revenues

Cost of revenues	Year ended January 31, 2008	Year ended January 31, 2007	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
License	1,573	1,131	442	39%
Amortization of purchased technology	655	258	397	154%
Service	8,482	5,354	3,128	58%

Total Cost of revenues	10,710	6,743	3,967	59%

Total Cost of Revenues. Although total revenues increased by 28% in fiscal 2008 compared to the prior year, the total cost of revenues increased by 59% as discussed below. This had the effect of decreasing gross margin by 7% compared to the prior year.

License. The increase in the cost of license revenues in absolute dollars in fiscal 2008 compared to the prior year was due to higher reseller costs and higher headcount associated with the delivery of maintenance services. The higher reseller costs were primarily due to the sale of a new product xlNET in fiscal 2008. The cost of license revenues as a percentage of license revenues in fiscal 2008 increased to 9% compared to 8% in the prior year.

Amortization of purchased technology. The increase in amortization of purchased technology in fiscal 2008 related to the Concuity acquisition in the fourth quarter of fiscal 2007.

Service. Cost of service revenues increased in fiscal 2008 in absolute dollars and in percentage terms as compared to cost of service revenues in the prior year. These costs represented 52% of service revenues in fiscal 2008 compared to 47% in the prior year. The increase was primarily due to the inclusion of additional costs related to the Healthcare business and increased external costs associated with provision of additional SaaS services.

Operating Expenses

Operating expenses	Year ended January 31, 2008	Year ended January 31, 2007	(Decrease) increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Research and development	4,890	4,948	(58)	(1)%
Sales and marketing	10,690	7,096	3,594	51%
General and administrative	9,842	8,389	1,453	17%

Research and development. The marginal decrease in research and development expenses in fiscal 2008 was primarily due to a reduction in the number of development personnel in the GRC division. This reduction in expenditure associated with the development of the next generation of our GRC product platform more than offset the increase in costs associated with the inclusion of costs relating to Healthcare division for a full year. This business was acquired in December 2006 and only two months of costs are included in the prior year.

Sales and marketing. The increase in sales and marketing expenses in fiscal 2008 was primarily due to an increase in costs relating to the GRC business due to increased headcount, higher commissions, additional marketing expenses and the impact of the weakening dollar against the pound compared to the prior year. These costs were associated with the increased investment in growing the sales and distribution network for our financial governance and transaction risk management products both in the United States and internationally. The increase in absolute dollars in fiscal 2008 was also partially due to the inclusion of an additional ten months of Healthcare costs in the 2008 fiscal year.

General and administrative. The increase in general and administrative expenses in fiscal 2008 was primarily due to the impact of the weakening dollar against the euro, the inclusion of additional costs relating to the healthcare business in fiscal 2008 and higher professional costs.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consisted primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2001, fiscal 2004 and fiscal 2007. The increase in amortization of purchased technology and purchased intangible assets in fiscal 2008 related to the Concuity acquisition in the fourth quarter of fiscal 2007.

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

Income (loss) from discontinued operations, net of tax. In August 2006, the Company entered into a definitive agreement to sell its Payments business (excluding the German element of this business) to VeriFone Holdings, Inc. The sale was completed on September 1, 2006. As a result of this transaction, the Payments business is reported as discontinued operations in the accompanying consolidated financial statements. All prior period statements, except the consolidated statements of cash flows, have been restated accordingly.

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

Segment Information

The Company views its operations as split between two segments: GRC (formerly referred to as FMS) and Healthcare.

As discussed earlier and in Note 15 of the Company’s consolidated financial statements, the Company split its operations between Payments and GRC prior to fiscal 2007. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. In addition, the Company closed its German business in the quarter ended October 31, 2006. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cash flows, have been restated accordingly.

The Company formed a Healthcare Division in June 2006. In December 2006, the Company acquired substantially all of the assets and assumed certain liabilities of Concuity, Inc., a private company specializing in technology solutions to optimize contract profitability for the healthcare industry, for a total consideration of US$8.4 million. Concuity’s primary value proposition is providing healthcare providers with software applications to allow them to recover revenue that has not been paid by payers due to the complexity of the healthcare billing process in the United States.

Segment net income consists of total segment revenues offset only by expenses directly attributable to that segment. Depreciation is allocated based on general cost allocations. Administrative expenses relating to the management and operation of a public company covering marketing, human resources, senior management, non-executive directors, professional fees, directors and officers insurance, facilities, acquisition related charges and other corporate costs are included in determining our consolidated operating income. However, these expenses are not allocated to the operating segments, and, therefore, are not included in segment net income (loss).

GRC. GRC is primarily engaged in marketing and selling licenses for the Company’s financial governance, transaction risk management and compliance software and related maintenance, development, hosting, data retrieval and installation services.

GRC	Year ended January 31, 2009	Year ended January 31, 2008	Increase (decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Revenues	34,311	28,547	5,764	20%
Cost of sales	9,432	7,229	2,203	30%
Gross profit	24,879	21,318	3,561	17%
Gross profit %	73%	75%	(2)%	(3)%
Operating expenses	20,203	16,503	3,700	22%

Net income	4,676	4,815	(139)	(3)%

GRC revenues increased 20% from US$28.5 million in fiscal 2008 to US$34.3 million in fiscal 2009. The increase was due to higher license revenues generated from the Movaris business acquired in February 2008, strong AssureNet license and service sales and strong maintenance renewals for all GRC products. GRC revenues accounted for 87% of the Company’s consolidated revenues in fiscal 2009 and 2008. There is no customer who accounted for greater than 10% of GRC’s total revenues in fiscal 2009 or fiscal 2008.

GRC cost of sales increased 30% from US$7.2 million in fiscal 2008 to US$9.4 million in fiscal 2009. The increase was primarily due to increased third party license costs and headcount associated with the Movaris business and additional salary costs related to the existing business. The gross margin decreased by 2% compared to the prior year. GRC cost of sales accounted for 71% of the Company’s consolidated cost of sales in fiscal 2009.

GRC operating expenses increased 22% from US$16.5 million in fiscal 2008 to US$20.2 million in fiscal 2009. The increase was primarily related to an increase in research and development, sales and marketing and general and administrative type expenses related to costs associated with the newly acquired Movaris business in February 2008. GRC operating expenses accounted for 68% of the Company’s consolidated operating expenses in fiscal 2009.

GRC net income decreased by 3% in fiscal 2009 due to net losses from the Movaris business acquired in February 2008. The GRC net income represented 14% of revenues in fiscal 2009 compared to 17% of revenues in fiscal 2008. The increased net income generated by the existing GRC business during fiscal 2009 was offset by the net loss from the Movaris business.

Healthcare. Healthcare offers solutions combining SaaS technologies with professional services to help optimize and manage cash flow for improved revenues and profitability.

Healthcare	Year ended January 31, 2009	Year ended January 31, 2008	Increase (decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Revenues	5,353	4,381	972	22%
Cost of sales	2,925	2,745	180	7%
Gross profit	2,428	1,636	792	48%
Gross profit %	45%	37%	8%	22%
Operating expenses	3,652	4,116	(464)	(11)%

Net loss	(1,224)	(2,480)	(1,256)	(51)%

Healthcare revenues increased 22% from US$4.4 million in fiscal 2008 to US$5.4 million in fiscal 2009 due to an increase in revenues from new SaaS business, revenue recovery services and other services. Healthcare revenues accounted for 13% of the Company’s consolidated revenues in fiscal 2009. There were two customers who accounted for greater than 10% of Healthcare’s total revenues in fiscal 2009: one customer accounted for 18% and another customer accounted for 27% of total Healthcare revenues.

Healthcare cost of sales increased 7% from US$2.7 million in fiscal 2008 to US$2.9 million in fiscal 2009. The increase in Healthcare cost of sales was mainly due to an increase in average headcount year-on-year, increased salary costs and increased maintenance charges associated with servicing the SaaS business. Operating expenses decreased 11% from US$4.1 million in fiscal 2008 to US$3.7 million in fiscal 2009. The decrease in Healthcare operating expenses was mainly due to a reduction in sales and marketing related expenses on account of a reduction in sales personnel which was partly offset by increase in research and development and general and administrative expenses. Healthcare net loss decreased by 51% in fiscal 2009 compared to the prior year.

B.    Liquidity and Capital Resources

As of January 31, 2009, the Company had net working capital of US$8.7 million, including cash and cash equivalents totaling US$17.4 million.

The Company has an unsecured overdraft facility of €2.4 million (approximately US$3.1 million as of January 31, 2009) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 2.5% as at January 31, 2009. The Company had no bank overdraft at January 31, 2009. The facility does not have a stated expiration date, but all amounts drawn there under are repayable on demand.

The summary cash flow information below includes cash from continuing and discontinued operations.

Summary Cash flow	2009	2008	2007
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	3,864	(1,402)	(7,153)
Net cash used in investing activities	(8,167)	(1,545)	(2,691)
Net cash (used in) provided by financing activities	(1,097)	833	657
Effect of exchange rate changes on cash and cash equivalents	(1,003)	114	208
Cash and cash equivalents at the end of period	17,363	23,766	25,766

•	Net cash provided by (used in) operating activities

Net cash provided by operating activities was US$3.9 million in fiscal 2009. Net cash used in operating activities was US$1.4 million in fiscal 2008 and US$7.2 million in fiscal 2007. Net cash provided by operating activities of US$2.1 million in fiscal 2009 resulted after adjusting loss on operations for depreciation, the amortization of intangible assets, profit on sale of business and share-based compensation and a decrease in working capital of US$1.8 million. Net cash used in operating activities in fiscal 2008 of US$299,000 resulted after adjusting loss on operations for depreciation, the amortization of intangible assets and share-based compensation and an increase in working capital of US$1.1 million. Net cash used in operating activities in fiscal 2007 of US$4.4 million after adjusting loss on operations for depreciation, the amortization of intangible assets, profit on sale of business and share-based compensation of US$4.4 million and an increase in working capital of US$2.7 million. The net cash used in operating activities for fiscal 2007 was primarily driven by the operating losses of the Payments business and the restructuring costs related to discontinued operations.

•	Net cash used in investing activities

Net cash used in investing activities was US$8.2 million, US$1.5 million and US$2.7 million for fiscal 2009, 2008 and 2007, respectively. Net cash used in investing activities in fiscal 2009 comprised payments relating to the acquisition of the Movaris and Assurity businesses of US$7.4 million and US$1.4 million, respectively and capital expenditure of US$271,000 which was partly offset by proceeds relating to the sale of discontinued operations, net of US$920,000. Net cash used in investing activities in fiscal 2008 resulted from acquisition payments relating to the acquisition of the Assurity business of US$855,000, US$116,000 relating to Concuity acquisition transaction costs, US$331,000 payments relating to the sale of the Payments business and US$581,000 relating to the purchase of property, plant and equipment. These payments were partly offset by proceeds of US$338,000 from the sale of property, plant and equipment. Net cash used in investing activities in fiscal 2007 resulted from acquisition payments of US$1.9 million and US$5.7 million relating to the Assurity and Concuity businesses respectively, the final earn-out payment relating to the acquisition of DataFlow Services of US$1.6 million and US$694,000 relating to the purchase of property and equipment. These payments were partially offset by net proceeds arising from the legal settlement with the vendors of Checkline of US$1.7 million and from the proceeds arising from the sale of the Payments business of US$5.4 million. The net proceeds arising from the sale of the Payments business of US$12.1 million can be calculated by deducting the escrow amount of US$2.0 million, the settlement of the remaining balance of the warranty provision, taken in fiscal 2006, of US$2.2 million and transaction and other associated costs of US$2.5 million.

•	Net cash (used in) provided by financing activities

Net cash used in financing activities was US$1.1 million in fiscal 2009. Net cash provided by financing activities was US$833,000 and US$657,000 for fiscal 2008 and 2007, respectively. Net cash used in financing activities in fiscal 2009 consisted of an increase in restricted cash deposits of US$975,000, principal payments on capital leases of US$146,000 and purchase of treasury shares of US$100,000 which was partly offset by proceeds from the issuance of the Company’s ordinary shares to the value of US$124,000 arising from the exercise of share options. Net cash provided by financing activities in fiscal 2008 consisted of proceeds from the issuance of Company’s ordinary shares to the value of US$799,000 arising from the exercise of share options and the non-cash excess tax benefit from share-based compensation plans of US$465,000 which was partially offset by principal payments on capital leases of US$93,000 and an increase in restricted cash deposits of US$338,000. Net cash provided by financing activities in fiscal 2007 consisted of proceeds from the issuance of Company’s ordinary shares to the value of US$820,000 arising from the exercise of share options and a decrease in restricted cash deposits of US$29,000 which was partially offset by repayments of US$192,000 on the bank overdraft facility.

In July 2008, the Company’s shareholders approved an agreement between First Analysis Securities Corporation and the Company, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the program, up to US$5.0 million of the Company’s ordinary shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. The Company repurchased 69,612 ADSs (equivalent to 139,224 ordinary shares) under this program at a cost of approximately US$100,000 in fiscal 2009. As of January 31, 2009, approximately US$2.8 million remained available for future repurchases under this program.

As of January 31, 2009, contractual obligations relating to the lease commitments on the Company’s facilities totaled US$5.2 million, payable through fiscal 2015. The Company has estimated it will incur US$4.0 million in net payments over the remaining period of the leases of which US$933,000 will be paid in fiscal 2010 and US$3.1 million thereafter.

As of January 31, 2009, the Company had no material commitments for capital expenditures or strategic investments.

Under the terms of the Company’s acquisition agreement to acquire substantially all the assets of Assurity Technologies, Inc., the Company is required to pay additional performance related contingent consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement, earned by the acquired business for fiscal 2008 and fiscal 2009. The fiscal 2007 additional performance related consideration of US$705,000 was paid in the quarter ended April 30, 2007. The fiscal 2008 additional performance related consideration of US$1 million was paid in the quarter ended April 30, 2008. The fiscal 2009 performance related consideration of US$1.3 million was partially paid in the quarter ended July 31, 2008 (US$352,000). The balance of the consideration was paid in the quarter ended April 30, 2009. This payment was the full and final payment under this acquisition agreement.

Under the terms of the Company’s acquisition agreement to acquire Concuity, Inc., the Company was required to pay an additional performance related consideration payable over two years which comprised a guaranteed amount of US$2 million less offset for any claims against the seller. The Company paid the final performance based earn-out of US$1.9 million net of claims against the seller in the quarter ended April 30, 2009. This payment was the full and final payment under this acquisition agreement.

The Company’s operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than the U.S. dollar, our reporting currency, or the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. The Company does not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy, we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of January 31, 2009, the Company had three forward exchange contracts maturing in fiscal 2010 to sell US$729,000 and receive euro in return. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. The aggregate fair value of the contracts as of January 31, 2009 was negative US$51,000.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. At January 31, 2009, the Company had no currency options.

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

E.    Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at January 31, 2009.

F.    Tabular Disclosure of Contractual Obligations

The table below presents the principal categories of our contractual obligations as of January 31, 2009:

Contractual obligations

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(U.S. dollars in thousands)
Operating lease obligations	5,196	1,123	1,968	2,083	22
Capital lease obligations	204	162	42	—	—
Acquisition deferred consideration	2,970	2,970	—	—	—
Derivatives – Foreign exchange contracts	729	729	—	—	—

Total	9,099	4,984	2,010	2,083	22

Item 6.	Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table presents information regarding the Company’s directors and senior executive management as of May 8, 2009:

Name	Age	Position
Executive Directors
Cyril P. McGuire	49	Chairman, Chief Executive Officer and Director
R. Paul Byrne	44	President and Director
Non-executive Directors
Kevin C. Shea	58	Director(1)(2)(3)
Robert M. Wadsworth	49	Director(1)(2)(3)
Trevor D. Sullivan	73	Director(2)(3)
Dr. Jim Mountjoy	63	Director(1)(3)
Other Senior Executive Management
John M. Harte	64	Executive Vice President
Joseph Seery	39	Vice President Finance, Group
David A. Colf	55	Vice President and General Counsel

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
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

Kevin C. Shea has served as a director since January 2000 and from October 2001 to May 2002, Mr. Shea served as the Company’s Chief Strategy Officer. From January 2000 to October 2001, Mr. Shea served as the Company’s Chief Operating Officer. Mr. Shea is currently CEO of Elan Investments, LLC, a private investment company. He also serves as CEO of Elan Group, LLC, a consulting firm to financial services and manufacturing sectors. Prior to joining us, Mr. Shea was chief financial officer of National Data Corporation from May 1998 to December 1999. Mr. Shea was executive vice president of corporate strategy and business development from June 1996 until May 1998 and was general manager of the Integrated Payment Systems division of National Data Corporation from 1992 to 1996. Prior to joining National Data Corporation, he held senior executive positions at Citicorp and First Interstate Bank Corporation. Mr. Shea received a bachelor of social science degree from the State University of New York. Mr. Shea currently resides in the United States.

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

Robert M. Wadsworth has served as a director since September 1998. Mr. Wadsworth joined Hancock Venture Partners, the predecessor to HarbourVest Partners, LLC in 1986. He is a Managing Director of the HarbourVest, a global private equity firm, where he leads the firm’s activities in Direct Company investing. He manages many of the Firm’s investment activities in both the industrial and information technology sectors. He is currently a director of Network Engines, Inc. and VocalTec Communications, LTD., which are both public companies. He is also a director of Akibia, AWS Convergence (Weatherbug), Camstar Systems, Kinaxis, and several other U.S. and non-U.S. private companies. His prior experience includes management consulting with Booz, Allen & Hamilton, where he specialized in the areas of operations strategy and manufacturing productivity. He received a BS (magna cum laude) in Systems Engineering and Computer Science from the University of Virginia in 1982 and an MBA (with distinction) from Harvard Business School in 1986. Mr. Wadsworth serves as a Trustee of the University of Virginia School of Engineering & Applied Science and the Dana Hall School. Mr. Wadsworth currently resides in the United States.

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

John M. Harte joined us in August 1999 as the Company’s executive vice president. From 1993 to 1999, Mr. Harte served as President and Chief Executive Officer of NeoVista Software Inc., a provider of data mining services and a developer of solutions for knowledge discovery in databases. Mr. Harte sat on the board of directors of NeoVista Software Inc. from 1996 to 1999. From 1987 to 1992, Mr. Harte held senior management positions in Alliant Computer Systems Inc., a manufacturer of standards based parallel supercomputers. From

1989 to 1992, Mr. Harte served as vice president, worldwide sales, marketing and services, and from 1987 to 1989 he served as president European operations. Between 1987 and 1988, Mr. Harte held various sales and marketing positions in Floating Point Systems Inc., a systems integration and software supplier. Mr. Harte holds a bachelor of science in physics degree from Exeter University, United Kingdom. Mr. Harte currently resides in the United States.

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

B.    Compensation

The aggregate compensation paid by the Company and its subsidiaries to the Company’s directors and senior executive management, including former directors and executive officers, in fiscal 2009 totaled US$2 million, which was paid by the Company’s subsidiaries. Amounts paid include salary and pension, severance, retirement and other similar benefits. During fiscal 2009, we granted to such persons options to purchase an aggregate of 1,424,000 ordinary shares (712,000 equivalent ADSs) at a weighted average exercise price of US$1.15 per ordinary share (US$2.30 per ADS) with 160,000 ordinary shares (80,000 equivalent ADSs) vesting at the end of a one year term and the remaining 1,264,000 ordinary shares (632,000 equivalent ADSs) vesting in the event of a change in control of the Company. Of the 1,424,000 ordinary shares (712,000 equivalent ADSs) referenced above, 1,064,000 (532,000 equivalent ADSs) were granted pursuant to our 2007 Share Option Scheme and 360,000 ordinary shares (180,000 equivalent ADSs) were granted pursuant to our Directors and Consultants 2007 Scheme. See discussion below—“Share Ownership”.

The following table sets forth information concerning the options outstanding to the Company’s current directors and senior executive management as of January 31, 2009:

Name	Number of Options Outstanding (per Equivalent ADS)	Exercise Price US$ per ADS	Expiration Date
R. Paul Byrne	750,294	2.22 - 5.82	2009 - 2015
John M. Harte	410,000	1.07 - 4.71	2009 - 2015
Cyril P. McGuire	204,167	2.45 - 4.71	2011 - 2015
Robert M. Wadsworth	145,000	1.16 - 4.76	2009 - 2015
Dr. Jim Mountjoy	125,000	1.16 - 5.29	2011 - 2015
Kevin C. Shea	115,000	1.16 - 4.76	2011 - 2015
Trevor D. Sullivan	100,000	1.16 - 4.76	2011 - 2015
David A. Colf	72,000	2.45 - 5.81	2012 - 2015
Joseph Seery	61,535	1.47 - 4.66	2009 - 2015

We have entered into indefinite term employment agreements with each of Cyril P. McGuire, R. Paul Byrne, John M. Harte, Joseph Seery and David A. Colf under which each receives an annual base salary, an annual bonus and all standard benefits accorded to the Company’s other executives. In addition, each of these executives will be entitled to participate in and receive options from the Company’s employee share option schemes.

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

Under the Company’s current board composition, at least two of the Company’s directors are required to retire at each annual general meeting of the shareholders. The following table sets forth certain information concerning the Company’s Board of Directors:

Name	Position	Date Board Service Began	Termination /Renewal Date of Current Office
Robert M. Wadsworth	Director	1998	Annual General Meeting 2010
Kevin C. Shea	Director	2000	Annual General Meeting 2009
Cyril P. McGuire	Director/Chairman/CEO	1987	Annual General Meeting 2010
Trevor D. Sullivan	Director	1991	Annual General Meeting 2011
R. Paul Byrne	Director/President	1997	Annual General Meeting 2011
Dr. Jim Mountjoy	Director	2004	Annual General Meeting 2009

Other than the employment agreements between the Company and its Chief Executive Officer and the Company and its President, which both provide for immediate cash severance and the accelerated vesting of all unvested share options upon termination of employment, there are no service contracts in effect between us and any of our directors providing for benefits upon termination of the directors' employment.

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

Nominating and Corporate Governance Committee

The responsibilities of the Nominating and Corporate Governance Committee include seeking, screening and recommending to the Company’s Board of Directors the persons to be nominated for election as directors at any meeting of shareholders, leading the process for all Board appointments (executive, non-executive and chairperson), developing and recommending to the Company’s Board of Directors a set of corporate principles applicable to the Company, overseeing the evaluation of the Company’s Board of Directors and management and assessing the leadership skills of the Company in terms of the ability of the Company to compete in the industry. The members of the Nominating and Corporate Governance Committee are Trevor D. Sullivan (Chairman), Robert M. Wadsworth, Kevin C. Shea and Dr. Jim Mountjoy, each of whom is an “independent director” as defined under the rules of the NASDAQ Stock Market.

D.    Employees

We employed the following numbers of employees as of January 31, 2007, 2008 and 2009:

	As of January 31,
Category	2007	2008	2009
Research and development	37	29	33
Professional and support services	106	105	113
Sales and marketing	37	45	49
Administration	28	28	28

Total	208	207	223

Of the Company’s total number of employees, as of January 31, 2009, 21 were located in Europe and 202 were located in North America. The net increase in employee headcount in fiscal 2009 was primarily due to the Movaris acquisition in February 2008 which was partly offset by the subsequent restructuring of the business.

None of the Company’s employees are represented under collective bargaining agreements.

E.    Share Ownership

For information concerning the beneficial ownership of the Company’s ADSs by the Company’s officers and directors, see Item 7 “Major Shareholders and Related Party Transactions”.

Option Schemes

We currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants to the Company and for the purpose of attracting and retaining the best available personnel to promote the success of the Company’s business. The aggregate number of shares which may be issued pursuant to the Company’s share-based compensation plans is 5,000,000 ordinary shares (2,500,000 equivalent ADSs) to be allocated among the plans by the Board of Directors. The 5,000,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 5,000,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of the Company’s ordinary shares then outstanding.

As of January 31, 2009, there were outstanding options to purchase an aggregate of 6,232,014 ordinary shares (3,116,007 equivalent ADSs) at exercise prices ranging from US$0.50 to US$2.96 per ordinary share and expiration dates ranging from April 2009 to January 2016 under the Company’s share-based compensation plans. As of January 31, 2009, the Company’s directors and executive officers held net options to purchase an aggregate of 3,965,992 ordinary shares (1,982,996 equivalent ADSs) at exercise prices ranging from US$0.54 to US$2.91 per ordinary share and expiration dates ranging from June 2009 to November 2015.

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

In fiscal 2009, the Company granted 2,281,600 ordinary shares (1,140,800 equivalent ADSs) under the 2007 Plan at exercise prices ranging from US$0.57 to US$1.32 per ordinary share (US$1.13 to US$2.61 per ADS). Of the 2,281,600 ordinary shares referenced above, 1,418,000 ordinary shares (709,000 equivalent ADSs) were granted to the directors and key members of management at an exercise price of US$1.22 per ordinary share (US$2.44 per ADS). These options can only vest in the event of a change in control of the Company and include 804,000 ordinary shares (402,000 equivalent ADSs) relating to the directors and senior management listed in Item 6A.

As of January 31, 2009, no ordinary shares (no equivalent ADSs) have been issued upon the exercise of share options granted under the 2007 Plan and 2,098,542 ordinary shares (1,049,271 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 2007 Plan is US$2.56.

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

In fiscal 2009, the Company granted 360,000 ordinary shares (180,000 equivalent ADSs) under the Directors and Consultants 2007 Plan at exercise prices ranging from US$0.58 to US$1.23 per ordinary share (US$1.16 to US$2.44 per ADS). Of the 360,000 ordinary shares referenced above, 200,000 ordinary shares (100,000 equivalent ADSs) were granted to directors at an exercise price of US$1.22 per ordinary share (US$2.44 per ADS) and can only vest in the event of a change in control of the Company.

As of January 31, 2009, no ordinary shares (no equivalent ADSs) have been issued upon the exercise of share options granted under this scheme and 510,000 ordinary shares (255,000 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under this scheme is US$2.63.

Trintech Group PLC Employee Share Purchase Plan for US employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Share Purchase Plan for Trintech’s U.S. employees. The 1999 employee share purchase plan is intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986 and has historically contained consecutive, overlapping, twenty-four month offering periods. Each offering period included four six-month purchase periods. Effective for offering periods commencing on or after September 1, 2007, the Purchase Plan will be implemented by six-month offering periods. Offering periods that commenced prior to September 1, 2007 were terminated after shares were purchased for the purchase period ending August 31, 2007. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year.

The 1999 Employee Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation.

As of January 31, 2009, 759,636 Ordinary Shares (379,818 equivalent ADSs) had been issued under this plan. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1999 employee purchase plan is US$3.03.

The 1999 Employee Share Purchase Plan will expire in 2009 and is likely to be renewed at the next annual shareholders meeting of the Company scheduled in July 2009.

Trintech Group PLC Share Option 1997 Scheme

We established the share option 1997 scheme on May 28, 1997. The 1997 scheme was approved by the Company’s shareholders on November 21, 1997. The purpose of the 1997 scheme was to attract and retain the best available personnel to promote the success of the Company’s business. We were required to keep available sufficient authorized but un-issued shares to satisfy the Company’s obligations under the plan.

Under the 1997 scheme, all of the Company’s key employees and executive directors as well as those of the Company’s subsidiaries were eligible to receive grants of non-statutory options. In addition, US resident employees and executive directors were eligible to receive grants of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986.

The 1997 scheme was administered by the Company’s Compensation Committee, which selected the persons to whom options would be granted, determined the number of shares to be made subject to each grant and prescribed other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and made all other decisions relating to the operation of the scheme. The board of directors could amend or modify the 1997 scheme at any time.

As of January 31, 2009, 2,468,906 ordinary shares (1,234,453 equivalent ADSs) have been issued upon the exercise of share options granted under the 1997 scheme and 3,158,472 ordinary shares (1,579,236 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1997 scheme is US$3.75.

The 1997 scheme expired in May 2007.

Trintech Group PLC Directors and Consultants 1998 Share Option Scheme

On April 22, 1998, we established the directors and consultants share option scheme. The purpose of the scheme was to attract and retain the best available directors and consultants and to promote the success of the Company’s business.

Under the directors and consultants scheme, all of the Company’s directors and consultants as well as those of the Company’s subsidiaries were eligible to receive grants of non-statutory options. In addition, US resident directors and consultants were eligible to receive a grant of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986. The directors and consultants scheme was administered by the Company’s Compensation Committee, which selected the persons to whom options would be granted, determined the number of shares to be made subject to each grant and prescribed other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and made all other decisions relating to the operation of the scheme. The Board of Directors could amend or modify the directors and consultants scheme at any time.

As of January 31, 2009, 160,710 ordinary shares (80,355 equivalent ADSs) have been issued upon the exercise of share options granted under the 1998 scheme and 465,000 ordinary shares (232,500 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1998 scheme is US$3.67.

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

A.    Major Shareholders

The following table sets forth certain information known to us with respect to the beneficial ownership of the Company’s ADSs as of May 8, 2009 by (i) each shareholder known to us to be the beneficial owner of more than five percent of any class of the Company’s registered voting securities and (ii) all of the Company’s directors and senior management as a group and each individually. To the Company’s knowledge, we are not directly or indirectly controlled by any corporation, foreign government or any other natural or legal person.

	Equivalent American Depositary Shares Beneficially Owned(1)
Beneficial Owner	Number	Percent
Cyril P. McGuire(2)(3)	3,559,416	21%
Instove Holdings Limited(3)	1,602,804	10%
Austin W. Marxe & David M. Greenhouse(4)	1,305,411	8%
Focus Investments(5)	1,289,216	8%
R. Paul Byrne(6)	636,510	4%
Kevin C. Shea(7)	70,100	*
Trevor D. Sullivan(8)	56,335	*
Robert M. Wadsworth(9)	100,000	1%
Dr. Jim Mountjoy(10)	80,000	*
John Harte(11)	246,156	1%
Joseph Seery(12)	27,625	*
David A. Colf(13)	39,688	*
Officers and directors as a group (9 persons)(14)	4,815,830	29%

*	Individually represents less than 1% of the equivalent ADSs outstanding.
(1)	The information in this table is based on the Company’s records, information provided to us by the Company’s directors and executive officers, and a review of Schedules 13D and 13G filed with the SEC. The percentage ownership of each director, executive officer, and shareholder is based on 16,727,192 equivalent ADSs outstanding at May 8, 2009. Beneficial ownership is determined in accordance with rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, we believe that the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Securities subject to options or warrants that are currently exercisable or exercisable within 60 days after May 8, 2009 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.
(2)	Includes 3,458,374 equivalent ADSs held of record and 101,042 equivalent ADSs subject to options that are exercisable currently or within 60 days of May 8, 2009.
(3)	Equivalent ADSs are held by Instove Holdings Limited, which in turn is owned by two Jersey discretionary trusts, Hacke Trust and Belte Trust. Neither Cyril P. McGuire nor any of his family members are trustees or beneficiaries of these trusts, but the trustees may, in their sole discretion, select any beneficiaries. Cyril P. McGuire has disclaimed any beneficial interest in the equivalent ADSs held by Instove Holdings Limited or the trusts.

(4)	Equivalent ADSs are held by Austin W. Marxe and David M. Greenhouse, which are the controlling principals of AWM Investment Company, Inc. (“AWM”). Marxe and Greenhouse are also members of SST Advisers L.L.C. (“SSTA”), the general partner of Special Situations Technology Fund, L.P. (“Technology”) and the Special Situations Technology Fund II, L.P. (“Tech II”). AWM serves as the investment adviser to Technology and Tech II. The principal business of both of these funds is to invest in equity and equity-related securities and other securities of any kind or nature.
(5)	Equivalent ADSs are held by Focus Investments through a number of equity funds. The principal business of these funds is to invest in equity and equity-related securities.
(6)	Includes 32,153 equivalent ADSs held of record and 604,357 equivalent ADSs subject to options that are exercisable currently or within 60 days of May 8, 2009.
(7)	Includes 100 equivalent ADSs held of record and 70,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of May 8, 2009.
(8)	Includes 1,335 equivalent ADSs held of record and 55,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of May 8, 2009.
(9)	Represents 100,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of May 8, 2009.
(10)	Represents 80,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of May 8, 2009.
(11)	Includes 375 equivalent ADSs held of record and 245,781 equivalent ADSs subject to options that are exercisable currently or within 60 days of May 8, 2009.
(12)	Includes 5,000 equivalent ADSs held of record and 22,625 equivalent ADSs subject to options that are exercisable currently or within 60 days of May 8, 2009.
(13)	Represents 39,688 equivalent ADSs subject to options that are exercisable currently or within 60 days of May 8, 2009.
(14)	Includes 3,497,337 equivalent held of record and 1,318,493 equivalent ADSs subject to options that are exercisable currently or within 60 days of May 8, 2009.

The Company’s major shareholders do not have different voting rights.

Changes in Ownership

The following information is based entirely on the Company’s review of Schedules 13D and 13G and Form 6-Ks previously filed with the SEC.

Cyril P. McGuire was the beneficial owner of 3,262,078, 3,537,020 and 3,556,291 equivalent ADSs as of January 31, 2007 and January 31, 2008 and January 31, 2009, respectively, (including equivalent ADSs subject to options that are exercisable within 60 days of January 31 of each year). The change in beneficial ownership was due to an increase in the number of vested options over the periods and the purchase of ADSs. Additionally, the percentage of equivalent ADSs held by Cyril P. McGuire changed over the periods due to the Company’s issuance of ADSs in relation to acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and the repurchase by the Company of its shares through its share repurchase program.

As of May 8, 2009, the number of holders of record of the Company’s ordinary shares was 80 and the number of holders of record of the Company’s ADSs was 99. Of the total number of record holders of ordinary shares, there are 7 U.S. record holders. Of the total number of record holders of ADSs, there are approximately 17 U.S. record holders. While U.S. record holders hold approximately 71% of the total number of outstanding equivalent ADSs, the majority of outstanding equivalent ADSs continue to be beneficially owned by non-U.S. residents.

B.    Related Party Transactions

The Company had entered into lease agreements relating to its two Dublin facilities with its Chief Executive Officer, Cyril McGuire, the owner of these facilities. These agreements were reached in 1998 in relation to the

Phase 1 facility and in 2001 in relation to the Phase 2 facility. These lease agreements were terminated in accordance with their contractual terms with effect from September 1, 2006 and October 31, 2006, respectively, resulting in a payment of US$2.3 million restructuring charge in fiscal 2007. Amounts related to these leases are included in net loss for discontinued operations in the consolidated statements of operations, liabilities held for discontinued operations in the consolidated balance sheets and in net cash used in operating activities in the consolidated statements of cash flows.

Huttoft Company, an unlimited company which is wholly-owned by certain directors of the Company, owns a special non-voting class of shares in Trintech Limited (Ireland), one of the Company’s Irish subsidiaries. All of the voting shares in the subsidiary are owned by the Company. The shares do not entitle the holders thereof to receive any share of the assets of the Company on a winding up. Trintech Limited (Ireland) may, from time to time, declare dividends to Huttoft Company and Huttoft Company may declare dividends to its shareholders out of these amounts. Any such dividends paid by Trintech Limited (Ireland) are treated as compensation expense by the Company in its financial statements prepared in accordance with U.S. GAAP, not withstanding their legal form of dividends to minority interests, in order to correctly reflect the substance of the transactions. There were no dividend payments due to Huttoft Company as of January 31, 2007, 2008 or 2009. The amount of dividends included in compensation expense was US$343,000 for fiscal 2007, US$478,000 for fiscal 2008 and US$205,000 for fiscal 2009. Amounts related to these payments are included in general and administrative expenses in the consolidated statements of operations, accrued payroll and related expenses in the consolidated balance sheets and in net cash used in operating activities in the consolidated statements of cash flows.

In July 2008, the Company’s shareholders approved an agreement between First Analysis Securities Corporation and the Company, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the program, up to US$5.0 million of the Company’s ordinary shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. The Company repurchased 69,612 ADSs (equivalent to 139,224 ordinary shares) under this program at a cost of approximately US$100,000 in fiscal 2009. As of January 31, 2009, approximately US$2.8 million remained available for future repurchases under this program.

The Company believes that the terms of all transactions with related parties are comparable to those that would be attainable by us in the ordinary course of business from unaffiliated third parties under similar circumstances.

C.    Interests of Experts and Counsel

Not required.

Item 8.	Financial Information

A.    Consolidated Statements and other Financial Information

Please see Item 18 “Financial Statements” and pages F-1 through F-26 for the Company’s Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of the Company’s revenues from customers located in the United States and outside the United States, please see Item 5 “Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

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

On February 29, 2008, the Company was notified by VeriFone Holdings, Inc. that it was making claims for the full amount of funds held in escrow, in relation to the sale of the Payments business. In the quarter ended October 31, 2008, the Company reached agreement with VeriFone Holdings Inc. on indemnification claims by VeriFone that were part of the escrow amount and received a final settlement of US$920,000, net of legal charges and therefore nothing further is held in escrow.

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

Under Irish law, the Company may only pay dividends out of profits legally available for that purpose. Available profits are defined as the Company’s accumulated realized profits, to the extent not previously distributed or capitalized, less the Company’s accumulated realized losses, to the extent not previously written-off in a reduction or reorganization of capital. In addition, the Company may make a distribution only if, and to the extent that, at the time of the distribution, the amount of the Company’s net assets is not less than the aggregate of the Company’s paid up share capital and un-distributable reserves.

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

	Price per ADS on NASDAQ National Market		Price per ADS on Neuer Markt/FSE
	High $	Low $	High €	Low €
Annual Highs and Lows (Fiscal Year Ended January 31)
2005	6.82	3.79	4.78	3.16
2006	6.19	2.95	4.60	3.65
2007	4.60	3.03	—	—
2008	4.75	2.03	—	—
2009	2.86	1.02	—	—

Quarterly Highs and Lows
Fiscal year ended January 31, 2008
First Quarter	4.27	3.53	—	—
Second Quarter	4.57	3.86	—	—
Third Quarter	4.75	3.70	—	—
Fourth Quarter	4.00	2.03	—	—

Fiscal year ended January 31, 2009
First Quarter	2.75	2.27	—	—
Second Quarter	2.86	1.81	—	—
Third Quarter	2.70	1.15	—	—
Fourth Quarter	1.62	1.02	—	—

Fiscal Year ending January 31, 2010
First Quarter	1.35	0.90	—	—
Second Quarter (through May 8, 2009)	1.38	1.12	—	—

Monthly Highs and Lows (2008 and 2009)
November	1.45	1.02	—	—
December	1.62	1.10	—	—
January	1.60	1.15	—	—
February	1.19	1.00	—	—
March	1.20	0.90	—	—
April	1.35	1.05	—	—
May (through May 8, 2009)	1.38	1.12	—	—

B.    Plan of Distribution

Not required.

C.    Markets on which the Company’s Shares Trade

The Company’s ADSs are listed and principally traded on the NASDAQ Global Market under the symbol TTPA, where the prices are expressed in U.S. dollars. The ADSs are represented by American Depositary Receipts, or ADRs, which are issued by the Bank of New York, the Depositary.

D.    Selling Shareholders

Not required.

E.    Dilution

Not required.

F.    Expenses of the Issue

Not required.

Item 10.	Additional Information

A.    Share Capital

Not required.

B.    Memorandum and Articles of Association

The Company’s Memorandum of Association and Articles of Association, as amended, are filed as Exhibit 1.1 to this Report. The objectives and purposes stated in our Memorandum of Association and Articles of Association are to engage in any lawful activity.

A more complete description of our Memorandum of Association and Articles of Association, including director powers, shareholder meetings, change of control and action necessary to change the rights of stockholders, is set forth in our registration statement on Form F-1/A (File No.333-32762), which summary is incorporated by reference herein.

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

The Financial Transfers Act, 1992 of Ireland was enacted in December 1992. This act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between the Republic of Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this act enforce financial sanctions concerning restrictive measures against Iraq including the freezing of funds and economic resources of the previous government of Iraq and of named public bodies and corporations associated with it and freezing the funds and economic resources of the former Iraqi President Saddam Hussein, his immediate family, his officials and close associates and their families, and prohibit any financial transfer in respect of certain persons indicted by the International Tribunal for the former Yugoslavia, certain financial transfers of funds in respect of Slobodan Milosevic and persons associated with him, certain transfers of funds in respect of certain bodies and persons relating to the Taliban of Afghanistan, Osama bin Laden and Al Qaeda, financial transfers to senior members of the Zimbabwean government, financial transfers to certain persons, groups or entities associated with Belarus, the Ivory Coast, Democratic Republic of Congo and Sudan, certain financial transactions to persons formerly related to governmental functions in Liberia and Burma/Myanmar and certain financial transfers relating to the export of certain goods and equipment to or from or for use in the Democratic People’s Republic of Korea, Iran and Lebanon or related to certain military and other activities in Burma/Myanmar, Somalia, Uzbekistan and Zimbabwe unless permission for the transfer has been given by the Central Bank of Ireland. We do not anticipate that Irish exchange controls or orders under the Financial Transfers Act, 1992 will have a material effect on the Company’s business.

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

For taxable years that begin after December 31, 2002, and on or before December 31, 2010, dividends paid by the Company will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to capital gains, provided the Company qualifies for the benefits of the income tax treaty between Ireland and the U.S. and/or our ADSs continue to be traded on the NASDAQ Global Market. A U.S. holder will be eligible for this reduced rate only if such holder has held the ADSs for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

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

Taxation of Capital Gains

Republic of Ireland Taxation. A person who is not an Irish holder will not be subject to Irish capital gains tax on the disposal of ordinary shares or ADSs provided that the ordinary shares or ADSs are quoted on a recognized stock exchange. NASDAQ is a recognized stock exchange. Irish holders will be liable to Irish tax on capital gains arising on the disposal of the ordinary shares or ADSs (currently 25%). The capital gain will generally be calculated by reference to the difference between the purchase price and the sale price of the ordinary shares or ADSs. Indexation of the base cost of the Ordinary Shares or ADSs will only be available up to December 31, 2002 and only in respect of Ordinary Shares or ADSs held for more than 12 months prior to their disposal. An annual exemption allows individuals to realize chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish holders that realize a loss on the disposition of Ordinary Shares or ADSs will generally be entitled to offset such allowable losses against capital gains realized from other sources in determining their CGT liability in any year. Allowable losses which remain unrelieved in a year may generally be carried forward indefinitely for CGT purposes and applied against capital gains in future years. Transfers between spouses will not give rise to any chargeable gain or loss for CGT purposes with the acquiring spouse acquiring the same pro rate base cost and acquisition date as that of the transferring spouse.

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

Passive Foreign Investment Company Considerations

The Company believes that it is currently a Passive Foreign Investment Company or PFIC, and that it may have been one in prior years. An actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year. Accordingly, no assurance can be given that we will not continue to be a PFIC in the future.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of the Company’s gross income is passive income, or (ii) 50% or more of the average value of all of the Company’s assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income also includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of the decrease in the value of the Company’s shares, we are a PFIC under the asset test if the Company’s market capitalization is used to determine the aggregate fair market value of the Company’s assets. The legislative history of the PFIC rules indicates that market capitalization is generally to be used for purposes of the asset test. If we are a PFIC for U.S. federal income tax purposes, you should note the following:

•

U.S. holders of our ADSs would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ADSs ratably over their holding period for such ADSs,

•

the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	the amount allocated to the year of the dividend payment or disposition would be taxable as ordinary income, and

•	U.S. holders would be required to make an annual return on IRS Form 8621 regarding distributions received and gain realized with respect to ADSs.

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

U.S. Information Reporting and Backup Withholding

Any dividends paid, or proceeds on a sale of, ADSs to or by holders of ADSs may be subject to U.S. information reporting requirements, and the 15% U.S. backup withholding tax may apply unless the holder (1) is an exempt recipient, or (2) provides a U.S. taxpayer identification number, certifies that no loss of exemption from backup withholding has occurred and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a refund or credit against the holder’s U.S. federal income tax, provided the required information is furnished in a timely manner to the IRS.

Irish Capital Acquisition Tax

A gift or inheritance comprising ordinary shares or ADSs will be within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. Capital acquisitions tax is charged at a rate of 25% on the taxable value of the gift or inheritance above a tax-free group threshold. This tax-free group threshold is determined by the aggregate of the current benefit and the value of all other benefits taken since December 5, 1991, which are within the same group. The group threshold is determined by the relationship between the disponer and the donee/successor. Gifts and inheritances taken by one spouse of a marriage from the other spouse of that marriage are not subject to capital acquisitions tax.

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

As of January 31, 2009, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

Interest rate risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of commercial paper. As of January 31, 2009, there were no outstanding short-term loans and there were no outstanding borrowings under our revolving lines of credit or our short-term credit facilities. We believe we are subject to short-term interest rate risk on our short-term investments which we do not expect to be material.

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

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy, we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of January 31, 2009, the Company had three forward exchange contracts maturing in March, April and June 2009 to sell US$729,000 and receive euro in return. These derivative instruments are recorded at fair value and changes in fair value are recorded in loss from operations under exchange gain, net in our consolidated statement of operations. The aggregate fair value of the contracts as of January 31, 2009 was US$51,000 negative.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. At January 31, 2009, the Company had no currency options.

The table below provides information about the derivative financial instruments we have entered into that are sensitive to foreign currency exchange rates. The table presents fair values, notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

Foreign Currency Risk	Contract Notional Amounts Expected Maturity Date 2009	Fair Value as of January 31, 2009	Weighted-average Contractual Exchange Rate
	(U.S. dollars in thousands)
Derivatives used to manage anticipated cash flows
(Receive euro, Sell U.S. dollars)	729	(51)	1.3762

Based on the nature and current levels of the Company’s investments and debt, the Company has concluded that there is no material market risk exposure.

For further discussion of the Company’s market risk, please see Item 5.B “Operating Results – Liquidity and Capital Resources”.

Item 12.	Description of Securities Other Than Equity Securities

For a description of the fees and charges that ADS holders may have to pay, please refer to our registration statement on Form F-1/A (File No.333-32762), which summary is incorporated by reference herein.

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

Item 15T.	Controls and Procedures

(a) Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Vice President Finance, Group, as appropriate, to allow timely decisions regarding required disclosure. Our Company’s Chief Executive Officer and Vice President Finance, Group (our principal executive officer and principal financial officer, respectively) have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 20-F. As described below under Management’s Report on Internal Control Over Financial Reporting, the Company has identified a material weakness in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company’s Chief Executive Officer and Vice President Finance, Group have concluded that as a result of the material weakness, as of the end of the period covered by this Annual Report on Form 20-F, the Company’s disclosure controls and procedures were not effective.

In view of the foregoing, we have extended our review process to evaluate and respond to identified errors and to record necessary adjustments to our financial statements and disclosures for the year ended January 31, 2009.

(b) Management’s Annual Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In performing its financial close process for the fiscal quarter ended July 31, 2008, management determined that the Company did not maintain effective controls over the completeness and accuracy of the US income tax calculations. An operational failure in internal control occurred in that there was not sufficient review of the US income tax calculations in relation to intercompany adjustments made. This was identified as a deficiency in internal control over financial reporting which constituted a “material weakness”. During the third quarter of fiscal 2009, the Company implemented changes in its internal control over financial reporting that were intended to address the material weakness identified. Management allocated additional resources to include a review of all aspects of the calculation of taxation to ensure that all reasonable steps were taken to address this material weakness.

Deficiencies in controls over the calculation of the Company’s deferred tax assets and liabilities and the resulting goodwill relating to a significant business combination were identified during the preparation of the Company’s financial statements for the year ended January 31, 2009. Audit adjustments arising from these control deficiencies were incorporated into the financial statements for the year ended January 31, 2009 prior to the publication of those financial statements.

Management determined that the Company did not maintain effective controls at January 31, 2009 over the completeness and accuracy of the deferred tax and goodwill calculation relating to a significant business combination. A design deficiency in internal control related to the level of expertise applied to the deferred tax accounting in such significant business combination and an operating deficiency in internal control occurred in that there was not sufficient review of the tax calculations around the tax losses and other tax calculations relating to deferred tax assets and liabilities and the resulting goodwill for such significant business combination. Accordingly, the Company has determined that the material weakness related to US tax calculations identified in the fiscal quarter ended July 31, 2008 has not been remediated at the 2009 fiscal year end and that an operating deficiency in internal control associated with its US tax calculations continued to exist at such date.

Under the supervision and with the participation of our Chief Executive Officer and Vice President Finance, Group, our management assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management’s assessment, and those criteria, management concluded that the Company’s internal control over financial reporting was not effective, as of January 31, 2009, because of the material weakness described above.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report on internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Management’s report on internal control over financial reporting contained in this paragraph (b) of Item 15T shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing by us under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such filing.

(c) Changes in Internal Control over Financial Reporting

Subsequent to January 31, 2009, as part of its efforts to remediate the material weakness, management retained new external independent resources with more expertise and clearly specified the roles and responsibilities of management and these other resources in the preparation and review of the Company’s current and deferred income taxes balances. The material weakness will not be considered remediated until the revised internal controls are operational for a period of time and are tested and management has concluded that the controls are operating effectively.

Except for the matters described in Section (b) above, there has not been any change in our internal control over financial reporting identified in the evaluation required by Rule 13a-15(f) of the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that Kevin C. Shea and Robert M. Wadsworth are independent Audit Committee Financial Experts as defined by the applicable rules and regulations of the Securities and Exchange Commission and NASDAQ Global Market.

Item 16B.	Code of Ethics

We adopted a Code of Ethics that applies to all our employees, including our Chief Executive Officer, our President and our Vice President Finance, Group. A copy of our Code of Ethics is available free of charge upon request by writing to us, attention of our Vice President Finance, Group, at the address on the front cover of this Form 20-F.

Any amendment to or waivers of the Code of Ethics for members of our Board of Directors and our executive officers will be disclosed on our website at www.trintech.com within five business days following the amendment or waiver, and we will also disclose such amendment or waiver on a Form 6-K or Form 20-F. During fiscal 2009, no amendments to, or waivers of, the Code of Ethics were made or given for any of our executive officers.

Item 16C.	Principal Accountant Fees and Services

Fees Billed for Services Rendered by Principal Auditors

Ernst & Young, our independent auditors, billed us the fees set forth below for services rendered during fiscal 2009 and 2008, respectively. The Audit Committee has considered whether, and concluded that, the non-audit services provided by Ernst & Young are compatible with maintaining its independence.

An analysis of principal accountant fees and services, for the last two fiscal years, is included below:

Accountant Fees and Services	For the year ended January 31, 2009	For the year ended January 31, 2008
	(U.S. dollars in thousands)
Audit fees(1)	$409	$473
Audit related fees(2)	55	4
Tax fees(3)	14	109

Total fees	$478	$586

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements and preparation and meetings with the Audit Committee, including services that generally only the independent accountant can reasonably provide.
(2)	Audit related fees consist of advice relating to acquisition activities and control issues and a SEC related filing.
(3)	Tax fees relate to tax compliance.

Policies and Procedures

The Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Ernst & Young. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditor on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. Our Audit Committee approved 100% of the fees listed in the table above.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following tables summarize, as ordinary shares and ADSs, purchases of equity securities in fiscal 2009 under our share buyback plan as re-approved in July 2008 with a maximum purchase price of US$4 per ADS and up to an aggregate amount of US$2.9 million as determined by the board:

Ordinary Shares

	(a)	(b)	(c)	(d)
Period	Total Number of Ordinary Shares Purchased	Weighted Average Price per Ordinary Share Paid	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Ordinary Shares That May Yet Be Purchased Under the Plans or Programs
2/1/08 – 2/29/08	—	—	—	$2,948,795
3/1/08 – 3/31/08	—	—	—	2,948,795
4/1/08 – 4/30/08	—	—	—	2,948,795
5/1/08 – 5/31/08	—	—	—	2,948,795
6/1/08 – 6/30/08	—	—	—	2,948,795
7/1/08 – 7/31/08	—	—	—	2,948,795
8/1/08 – 8/31/08	—	—	—	2,948,745
9/1/08 – 9/30/08	23,470	1.06	23,470	2,925,275
10/1/08 – 10/31/08	8,950	0.95	8,950	2,916,325
11/1/08 – 11/30/08	3,400	0.65	3,400	2,912,925
12/1/08 – 12/31/08	14,034	0.67	14,034	2,898,891
1/1/09 – 1/31/09	89,370	0.62	89,370	$2,809,521

Total	139,224	0.72	139,224

ADSs

	(a)	(b)	(c)	(d)
Period	Total Number of ADSs Purchased	Weighted Average Price per ADS Paid	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs That May Yet Be Purchased Under the Plans or Programs
2/1/08 – 2/29/08	—	—	—	$2,948,795
3/1/08 – 3/31/08	—	—	—	2,948,795
4/1/08 – 4/30/08	—	—	—	2,948,795
5/1/08 – 5/31/08	—	—	—	2,948,795
6/1/08 – 6/30/08	—	—	—	2,948,795
7/1/08 – 7/31/08	—	—	—	2,948,795
8/1/08 – 8/31/08	—	—	—	2,948,745
9/1/08 – 9/30/08	11,735	2.12	11,735	2,925,275
10/1/08 – 10/31/08	4,475	1.90	4,475	2,916,325
11/1/08 – 11/30/08	1,700	1.30	1,700	2,912,925
12/1/08 – 12/31/08	7,017	1.34	7,017	2,898,891
1/1/09 – 1/31/09	44,685	1.24	44,685	$2,809,521

Total	69,612	1.44	69,612

All purchases were made in accordance with a shareholder approved agreement between the Company and First Analysis Securities Corporation which purchased the Company’s ordinary shares on the Company’s behalf. Any such purchases of ADSs may only be by us out of the Company’s distributable profits or by a subsidiary company and its distributable profits, or alternatively, out of a new issue of the Company’s shares made specifically for the purposes of financing any such purchase. All purchases indicated in the tables above were for ADSs on the NASDAQ Global Market.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices with regard to, among other things, composition of the board of directors, director nomination process and regularly scheduled meetings at which only independent directors are present, instead of certain requirements of the NASDAQ rules. In addition, we may follow our home country practice, instead of the NASDAQ rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

See Item 6.C “Directors, Senior Management and Employees – Board Practices” and our registration statement on Form F-1/A (File No.333-32762), which is incorporated by reference herein, for a more detailed description of the significant ways in which our corporate governance practices differ from those followed by U.S. companies under the listing rules of the NASDAQ Global Market.

PART III

Item 17.	Financial Statements

Please see Item 18 Financial Statements.

Item 18.	Financial Statements

Financial documents filed as part of this Form 20-F.

(1)	Financial Statements. The following Trintech Group PLC Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-41 are herein incorporated by reference.

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

(2)	Financial Statement Schedule. The following financial statement schedule of Trintech Group PLC for the fiscal years ended January 31, 2009, 2008 and 2007 is filed as part of this Form 20-F and should be read in conjunction with the Company’s Consolidated Financial Statements incorporated by reference in Item 18 of this Form 20-F.

SCHEDULE II

TRINTECH GROUP PLC

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Additions charged (credited) to costs and expenses		Additions charged (credited) to other accounts		Exchange differences	Deductions		Balance at end of period
	(U.S. dollars in thousands)
Year ended January 31, 2009
Provisions for bad and doubtful debts	24	278		20		(2)	(53)		267

Year ended January 31, 2008
Provisions for bad and doubtful debts	244	(28)		(26)		—	(166)		24

Year ended January 31, 2007
Provisions for bad and doubtful debts	18	44		184		(2)	—		244

Year ended January 31, 2009
Tax Valuation Allowance	5,786	42	(1)	3,707	(2)	(411)	(270)		8,854

Year ended January 31, 2008
Tax Valuation Allowance	3,967	334	(1)	1,033	(2)	452	—		5,786

Year ended January 31, 2007
Tax Valuation Allowance	19,034	1,560		(1,454	)(2)	932	(16,105	)(3)	3,967

(1)	In relation to additions charged to cost and expenses, the change in valuation allowance is principally due to tax losses incurred in an Irish subsidiary for the year ended January 31, 2009.
(2)	In relation to tax losses acquired in a US subsidiary during fiscal 2009 and disqualifying dispositions and revisions to net operating losses and other deferred benefits on finalization of tax returns in a number of jurisdictions and the finalization of the tax losses transferred relating to the sale of the Payments business.
(3)	In relation to deductions, the tax valuation deduction is due to the transfer of estimated tax losses with the sale of the Payments business.

Schedules not listed above have been omitted because the information required to be described in the schedules is not applicable or is shown in the financial statements.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of Trintech Group PLC, as amended, dated July 24 2008

2.1	Specimen of Ordinary Share Certificate (filed as Exhibit 4.1 to Trintech’s Registration Statement on Form F-1 (File No. 333-1078) and incorporated herein by reference)

2.2	Form of Depositary Agreement among Trintech Group Limited, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) dated as of September 27, 1999, as amended on March 16, 2000 and as further amended on May 24, 2002 (filed as Exhibit 4.1 to Trintech’s Post-Effective Amendment No. 2 to Form S-8 Registration Statement (File No. 333-11598) and incorporated herein by reference)

4.1	[Reserved]

4.2	1997 Trintech Group Limited Share Option Scheme, as amended, dated July 27, 2006 (filed as Exhibit 4.2 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.3	1998 Trintech Group Limited Directors and Consultants Share Option Scheme, as amended, dated as of July 12, 2002 (filed as Exhibit 4.3 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2003 and incorporated by reference)

4.4	1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.4 to Trintech’s Post-Effective Amendment No. 3 to Form S-8 Registration Statement (File No. 333-11598) and incorporated herein by reference)

4.5	[Reserved]

4.6	[Reserved]

4.7	[Reserved]

4.8	[Reserved]

4.9	1999 U.S. Share Purchase Plan (filed as Exhibit 10.10 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.10	[Reserved]

4.11	[Reserved]

4.12	[Reserved]

4.13	[Reserved]

4.14	[Reserved]

4.15	[Reserved]

4.16	[Reserved]

4.17	[Reserved]

4.18	[Reserved]

4.19	[Reserved]

4.20	[Reserved]

4.21	[Reserved]

Exhibit Number	Description of Document
4.22	[Reserved]

4.23	[Reserved]

4.24	[Reserved]

4.25	Form of Indemnification between Trintech Inc. and its directors and officers dated September 1999 (filed as Exhibit 10.5 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.26	[Reserved]

4.27	[Reserved]

4.28	[Reserved]

4.29	[Reserved]

4.30	[Reserved]

4.31	[Reserved]

4.32†	[Reserved]

4.33†	[Reserved]

4.34	[Reserved]

4.35†	[Reserved]

4.36†	[Reserved]

4.37	[Reserved]

4.38	[Reserved]

4.39	[Reserved]

4.40	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Globeset, Inc. (filed as Exhibit 4.40 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.41	[Reserved]

4.42	Line of Credit Agreement between Trintech Group PLC and The Bank of Ireland dated April 05, 2002 (filed as Exhibit 4.42 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated herein by reference)

4.43	Stock Purchase Agreement dated November 1, 2003 between Trintech Group PLC, Trintech Inc., CW & Associates, doing business as DataFlow Services and Jeffrey Wiggins (filed as Exhibit 4.43 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

4.44	Share Subscription Agreement dated November 1, 2003 between Trintech Group PLC, Trintech Inc. and Jeffrey Wiggins (filed as Exhibit 4.44 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

4.45	[Reserved]

4.46	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Assurity Technologies Inc., dated February 1, 2006 (filed as Exhibit 4.46 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

Exhibit Number	Description of Document
4.47	Share Purchase Agreement among Trintech Group PLC, Slan Limited, Grindon Limited, VeriFone Singapore Pte Ltd. and VeriFone Holdings, Inc. dated as of August 13, 2006 (filed as Exhibit 10.1 to Trintech’s Report of Foreign Private Issuer on Form 6-K (File No. 0-30320) dated August 15, 2006 and incorporated herein by reference)

4.48	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Concuity Inc., dated December 5, 2006 (filed as Exhibit 4.48 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.49	Dublin Lease Agreement between Trintech Group plc, Trintech Technologies Limited and Leaseplan Infrastructure Services Limited dated November 15, 2006 (filed as Exhibit 4.49 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.50	Sixth Amendment to Dallas Office Building Lease between Utah State Investment Fund and Trintech Technologies Limited, dated February 16, 2006 (filed as Exhibit 4.50 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.51	[Reserved]

4.52	Trintech Group PLC Share Option Plan 2007 (filed as Exhibit 4.1 to Trintech’s Form S-8 Registration Statement (File No. 333-145642) and incorporated herein by reference)

4.53	Trintech Group PLC Share Option Plan 2007 for Directors and Consultants 2007 (filed as Exhibit 4.2 to Trintech’s Form S-8 Registration Statement (File No. 333-145642) and incorporated herein by reference)

4.54	Agreement and Plan of Merger among Trintech Group PLC, Trintech Inc., Sparta Acquisition Inc., Movaris Inc. and Shareholder Representative Services, LLC. dated February 10, 2008 (filed as Exhibit 4.54 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2008 and incorporated herein by reference)

4.55	Chicago Lease Agreement between Endoxy Healthcare Associates Inc. (Concuity) and Arthur J Rogers & Co. dated May 14, 2004.

4.56	Addendum to Asset Purchase Agreement between Trintech Technologies Limited and Assurity Technologies Inc dated June 25, 2008.

4.57	Share Buyback Agreement between Trintech Limited and First Analysis Securities Corporation, dated August 25, 2008.

4.58	San Jose Lease Agreement between Trintech Inc and CA-Pruneyard Limited Partnership, dated October 16, 2008.

4.59	Settlement Agreement and General and Special Release of all Claims between Trintech Group PLC, Slan Limited and VeriFone Singapore Pte Ltd., dated October 28, 2008.

4.60	Dublin Lease Agreement Supplemental Deed between Trintech Group PLC, Trintech Technologies Limited and Leaseplan Infrastructure Services Limited, dated November 21, 2008.

4.61	Release Agreement between Trintech Technologies Limited and Concuity Inc., dated March 9, 2009.

8.1	Subsidiaries of Trintech Group PLC (See page 26 of this Form 20-F)

11.1	Code of Ethics

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

Exhibit Number	Description of Document
12.2	Certification of VP Finance, Group required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Ernst & Young

†	Documents for which confidential treatment has been previously granted

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRINTECH GROUP PLC

(Registrant)

By:	/s/ JOSEPH SEERY
Joseph Seery
Vice President Finance, Group

Date: May 29, 2009

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

OF TRINTECH GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Trintech Group PLC

We have audited the accompanying consolidated balance sheets of Trintech Group PLC and subsidiaries (the “Company”) as of January 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2009. Our audits also included the financial statement schedule listed at Item 18. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trintech Group PLC and its subsidiaries at January 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young

Dublin, Ireland

May 29, 2009

TRINTECH GROUP PLC

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	January 31,
	2008	2009
ASSETS
Current assets
Cash and cash equivalents (note 2)	$23,766	$17,363
Restricted cash (note 2)	—	1,143
Accounts receivable, net of allowance for doubtful accounts of $24 and $267 at January 31, 2008 and 2009, respectively (note 4)	6,507	6,021
Prepaid expenses and other current assets	1,195	1,140
Deferred costs	69	296
Net current deferred tax asset (note 14)	3	252

Total current assets	31,540	26,215
Non-current assets
Restricted cash (note 2)	338	170
Property and equipment, net (note 9)	1,597	1,430
Deferred costs	109	261
Intangible assets, net (note 10)	4,534	5,309
Net non-current deferred tax asset (note 14)	136	—
Goodwill (note 18)	17,126	24,089

Total non-current assets	23,840	31,259

Total assets	$55,380	$57,474

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$515	$704
Accrued payroll and related expenses	2,156	1,878
Deferred consideration (note 17)	1,049	2,970
Other accrued liabilities	1,718	1,674
Income taxes payable (note 14)	184	161
Deferred revenues	8,317	10,122
Liabilities held for sale and in discontinued operations (note 5)	141	56

Total current liabilities	14,080	17,565

Non-current liabilities
Capital leases due after more than one year (note 8)	190	42
Deferred rent less current portion (note 7)	427	537
Deferred consideration (note 17)	2,000	—
Net non-current deferred tax liability (note 14)	—	252
Income taxes payable (note 14)	119	110

Total non-current liabilities	2,736	941

Series B preference shares, $0.0027 par value 10,000,000 authorized at January 31, 2008 and January 31, 2009, respectively None issued and outstanding	—	—
Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 32,413,719 and 33,454,385 shares issued, 31,821,201 and 31,843,333 shares outstanding at January 31, 2008 and 2009, respectively	87	90
Additional paid-in capital	251,029	253,076
Treasury shares (at cost, 592,518 and 595,552 shares at January 31, 2008 and 2009, respectively)	(1,011)	(879)
Accumulated deficit	(208,135)	(209,367)
Accumulated other comprehensive loss	(3,406)	(3,952)

Total shareholders’ equity	38,564	38,968

Total liabilities and shareholders’ equity	$55,380	$57,474

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands except share and per share data)

	Year ended January 31,
	2007	2008	2009
Revenues:
License	$14,397	$16,640	$19,614
Service	11,400	16,288	20,050

Total revenues	25,797	32,928	39,664

Cost of revenues:
License	1,131	1,573	2,246
Amortization of purchased technology	258	655	894
Service	5,354	8,482	10,173

Total cost of revenues	6,743	10,710	13,313

Gross margin	19,054	22,218	26,351
Operating expenses:
Research and development	4,948	4,890	6,069
Sales and marketing	7,096	10,690	11,875
General and administrative	8,389	9,842	9,663
Restructuring charge	—	—	252
Amortization of purchased intangible assets	1,001	1,541	1,651

Total operating expenses	21,434	26,963	29,510

Loss from operations	(2,380)	(4,745)	(3,159)
Interest income, net	1,425	1,039	320
Exchange gain, net	383	444	331

Loss before provision for income taxes	(572)	(3,262)	(2,508)
Provision for income taxes (note 14)	(117)	(1,011)	356

Loss from continuing operations	(689)	(4,273)	(2,152)
Loss from discontinued operations (note 5)	(6,887)	—	—
Profit on sale of discontinued operations (note 5)	5,409	—	920

Net (loss) income from discontinued operations, net of tax (note 5)	(1,478)	—	920

Net loss	$(2,167)	$(4,273)	$(1,232)

Basic net loss per Ordinary Share from continuing operations	$(0.02)	$(0.14)	$(0.07)

Basic net (loss) income per Ordinary Share from discontinued operations	$(0.05)	$(0.00)	$0.03

Basic net loss per Ordinary Share	$(0.07)	$(0.14)	$(0.04)

Diluted net loss per Ordinary Share from continuing operations	$(0.02)	$(0.14)	$(0.07)

Diluted net (loss) income per Ordinary Share from discontinued operations	$(0.05)	$(0.00)	$0.03

Diluted net loss per Ordinary Share	$(0.07)	$(0.14)	$(0.04)

Shares used in computation of basic and diluted net loss per Ordinary Share	30,646,534	31,362,813	31,921,345

Shares used in computation of basic and diluted net loss per Ordinary Share from continuing operations	30,646,534	31,362,813	31,921,345

Shares used in computation of basic net (loss) income per Ordinary Share from discontinued operations	30,646,534	31,362,813	31,921,345

Shares used in computation of diluted net (loss) income per Ordinary Share from discontinued operations	30,646,534	31,362,813	33,001,888

Basic net loss per equivalent ADS	$(0.14)	$(0.27)	$(0.08)

Diluted net loss per equivalent ADS	$(0.14)	$(0.27)	$(0.08)

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

(U.S. dollars in thousands)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Treasury Shares	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 31, 2006	31,034,923	$84	$246,405	$(449)	$(201,695)	$(2,559)	$41,786
Issuance of Ordinary Shares on exercise of options(a)	585,192	2	719	—	—	—	721
Purchase of treasury shares	(533,720)	—	—	(896)	—	—	(896)
Reissue of treasury shares	72,698	—	(24)	123	—	—	99
Share-based compensation	—	—	1,798	—	—	—	1,798
Net loss	—	—	—	—	(2,167)	—	(2,167)
Currency translation adjustment	—	—	—	—	—	(463)	(463)

Comprehensive loss	—	—	—	—	—	—	(2,630)

Balance at January 31, 2007	31,159,093	86	248,898	(1,222)	(203,862)	(3,022)	40,878
Issuance of Ordinary Shares on exercise of options(a)	562,416	1	626	—	—	—	627
Reissue of treasury shares	123,608	—	(39)	211	—	—	172
Share-based compensation	—	—	1,079	—	—	—	1,079
Excess tax benefit from share-based compensation plans	—	—	465	—	—	—	465
Net loss	—	—	—	—	(4,273)	—	(4,273)
Currency translation adjustment	—	—	—	—	—	(384)	(384)

Comprehensive loss	—	—	—	—	—	—	(4,657)

Balance at January 31, 2008	31,845,117	87	251,029	(1,011)	(208,135)	(3,406)	38,564
Issuance of Ordinary Shares on exercise of options(a)	1,250	—	1	—	—	—	1
Purchase of treasury shares	(139,224)	—	—	(100)	—	—	(100)
Reissue of treasury shares	136,190	—	(108)	232	—	—	124
Shares issued under Movaris acquisition(b)	1,015,500	3	1,235	—	—	—	1,238
Share-based compensation	—	—	919	—	—	—	919
Net loss	—	—	—	—	(1,232)	—	(1,232)
Currency translation adjustment	—	—	—	—	—	(546)	(546)

Comprehensive loss	—	—	—	—	—	—	(1,778)

Balance at January 31, 2009	32,858,833	$90	$253,076	$(879)	$(209,367)	$(3,952)	$38,968

(a)	See note 13 to these financial statements
(b)	See note 17 to these financial statements

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended January 31,
	2007	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,167)	$(4,273)	$(1,232)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,890	2,895	3,287
Profit on sale of business, net	(5,409)	—	(920)
Share-based compensation	1,240	1,079	919
Effect of changes in foreign currency exchange rates	(366)	(35)	(273)
Changes in operating assets and liabilities:
Inventories	513	—	—
Accounts receivable	(918)	473	804
Prepaid expenses and other current assets excluding gain on settlement	(281)	(325)	(707)
Amounts prepaid to related parties	440	—	—
Value added tax receivable	406	(7)	24
Accounts payable	(3,023)	(896)	193
Accrued payroll and related expenses	698	(10)	(555)
Deferred revenues	1,771	335	2,556
Value added tax payable	(386)	(67)	14
Warranty reserve	(1,615)	(94)	(25)
Other accrued liabilities	54	(477)	(221)

Net cash (used in) provided by operating activities	(7,153)	(1,402)	3,864

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(694)	(581)	(271)
Proceeds on sale of property, plant and equipment	—	338	—
Proceeds from legal settlement	1,744	—	—
Proceeds (payments) relating to sale of business	5,406	(331)	920
Payments relating to acquisitions	(9,147)	(971)	(8,816)

Net cash used in investing activities	(2,691)	(1,545)	(8,167)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease (increase) in restricted cash deposits	29	(338)	(975)
Principal payments on capital leases	—	(93)	(146)
Issuance of ordinary shares	820	799	124
Purchases of treasury shares	—	—	(100)
Excess tax benefit from share-based compensation plans	—	465	—
Repayments under bank overdraft facility	(192)	—	—

Net cash provided by (used in) financing activities	657	833	(1,097)

Net decrease in cash and cash equivalents	(9,187)	(2,114)	(5,400)
Effect of exchange rate changes on cash and cash equivalents	208	114	(1,003)
Cash and cash equivalents at beginning of year	34,745	25,766	23,766

Cash and cash equivalents at end of year	$25,766	$23,766	$17,363

Supplemental disclosure of cash flow information:
Interest paid	$24	$58	$31

Taxes (received) paid	$(50)	$123	$222

Supplemental disclosure of non-cash flow information:
Acquisition of property and equipment under capital leases (note 8)	$—	$(412)	$(30)

Leasehold improvements funded by landlord (note 7)	$638	$—	$249

Receipt of treasury shares from legal settlement	$888	$—	$—

Shares issued in connection with acquisition (note 17)	$—	$—	$1,238

See accompanying notes

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and Summary of Significant Accounting Policies

Organization

Trintech Group PLC is organized as a public limited company under the laws of Ireland. Trintech and its wholly owned subsidiaries (collectively, the “Company”) are a major international provider of integrated financial governance, transaction risk management, and compliance solutions for commercial, financial and healthcare markets worldwide. Our recognized expertise in reconciliation process management, financial data aggregation, revenue and cost cycle management, financial close, risk management and compliance enables customers to gain greater stability and control over their critical financial processes leading to better overall business performance.

Over 600 organizations are realizing the benefits of Trintech’s configurable and highly scalable solutions every day to: improve performance through stronger management of the revenue cycle and disbursements; ensure the accuracy and integrity of financial data; identify and reduce transaction risk; improve the quality and timelines of financial reporting, and strengthen internal controls to support compliance requirements.

The Company’s financial governance and transaction risk management solutions include: ReconNET for high volume transaction reconciliation; AssureNET GL for general ledger reconciliation and certification; Unity for financial close, enterprise compliance and risk management; On-Demand solutions for Software-as-a-Service (“SaaS”) services for ReconNET, AssureNET and Unity; the DataFlow Transaction Network for data collection and delivery; and ClearContracts, a Software-as-a-Service application (“SaaS”) which enables healthcare providers to optimize contract profitability by reconciling payments received from their patients’ insurers to amounts they should have received from claims under the terms of their respective contracts.

The Company has a customer base of over 600 organizations including retail chains, commercial companies, financial institutions and healthcare providers and its sales and marketing efforts are divided by region as follows:

•	Europe, Middle East and Africa;

•	North and South America; and

•	the Asia- Pacific region.

The Company’s principal market is the United States, which represents approximately 88% of the Company’s total revenues in fiscal 2009.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Companies Acts, 1963 to 2006

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a company’s annual return. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990 in respect of the consolidated financial statements for the years ended January 31, 2007 and 2008. Copies of consolidated financial statements for each of the years ended January 31, 2007 and 2008 have been so annexed to the relevant annual returns, and a copy of the consolidated financial statements for the year ended January 31, 2009, together with the report of the auditors thereon, will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of the Company in 2009.

Translation of Financial Statements of Foreign Entities

The U.S. dollar (US$) is the functional currency of the parent company, Trintech Group PLC and the Company’s subsidiaries in the United States and the Cayman Islands. The euro (€) is the functional currency of the Company’s subsidiaries in Ireland and Germany. The United Kingdom pound sterling (Stg£) is the functional currency of the Company’s UK subsidiary. Transaction gains or losses arising on changes in the exchange rates between functional currencies and foreign currencies are included in exchange gain in the consolidated statements of operations.

The Company’s assets and liabilities are translated to U.S. dollars, the reporting currency, at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated to U.S. dollars at average rates of exchange prevailing during the periods. Translation adjustments arising are reported as a component of other comprehensive loss in shareholders’ equity.

Revenue Recognition

The Company’s revenues are derived from license fees and charges for services.

The Company recognizes license revenues in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletins (SAB) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104 “Revenue Recognition”, issued by the staff of the SEC in December 2003, the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenues when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable.

If the license fee due from the customer is not fixed or determinable, revenues are recognized as payment becomes due, assuming all other revenue recognition criteria have been met. We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30; however, terms may vary based on the country in which the agreement is executed. Payments that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. If collection of the fees from the customer is not considered probable, revenue is recognized when the fee is collected. Revenue arrangements with resellers are recognized, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenues recognized from multiple-element arrangements are allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company's determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Revenues allocated to maintenance and support are recognized ratably over the maintenance term, typically one year. Revenue allocated to implementation, training and other service elements is recognized as the services are performed. The Company obtains VSOE for maintenance from substantive renewal rates based on consistent percentages of the license fee.

Service revenues are derived mainly from implementation and training services and SaaS. Implementation and training services are provided primarily on a time and materials basis for which revenues is recognized in the period that the services are provided.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenues allocable to the software services are recognized as the services are performed. Only the company’s discontinued operations for fiscal 2007 had contracts where services were considered essential to the functionality of the software and the amount of revenue recognized was based on the total license and service fees under the agreement and the percentage of completion achieved. The revenues were allocated to license and service revenues based on the fair value of the service portion with the residual value allocated to the license portion of the arrangement. The percentage of completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization of similar software and delivery of similar services and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. No such estimated losses were identified in any of the periods presented.

The Company also offers hosting arrangements, known as SaaS. With hosting arrangements the Company installs and runs software applications through its own or third-party’s servers giving customers access to the application via the internet or a dedicated line. We consider the applicability of Emerging Issues Task Force (“EITF”) No. 00-03, “Application of SOP 97-2 to arrangements that include the right to use software stored on another entity’s hardware” on a contract-by-contract basis. Hosting arrangements are within the scope of SOP 97-2 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, and VSOE has been established for the hosting element, revenue is recognized on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognized ratably as the service is provided.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In SaaS term-based arrangements, where the customer does not have the contractual right to take possession of software, SaaS fees are recognized on a monthly basis over the term of the contract commencing when the customer has access to the software. For SaaS arrangements, we evaluate whether each of the elements in these arrangements represents a separate unit of accounting, as defined by EITF 00-21, using all applicable facts and circumstances, including whether (i) we sell or could readily sell the element unaccompanied by the other elements, (ii) the element has stand-alone value to the customer, (iii) there is objective reliable evidence of the fair value of the undelivered item, and (iv) there is a general right of return. Revenues from our SaaS operations are recognized in accordance with SAB 104, generally over the term of the contract. SaaS agreements are generally one to five years in duration and provide for quarterly billing. Revenues related to the customer’s initial set up and implementation that we determine not to have a stand-alone value to the customer is deferred and subsequently recognized over the expected term of the SaaS hosting agreement.

Cost of Revenues

Cost of license revenues includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenues are derived and the cost of providing after-sale support and maintenance services to customers and amortization of acquired technology costs. Cost of service revenues includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

The Company defers sales commission and implementation costs on Healthcare SaaS contracts. Deferred commission is recorded as an asset and then amortized over the future revenue streams of the Healthcare customer contracts. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations. The implementation costs incurred prior to revenue recognition are deferred and amortized over the remaining contract term which typically ranges from 24 to 60 months. These deferred costs are separately disclosed in the accompanying consolidated balance sheets. Amortization of deferred implementation costs is included in cost of service revenues in the consolidated statements of operations.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Research and Development

SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Research and development expenditures are generally charged to operations as incurred.

Intangible Assets

Intangible Assets represent costs of technology acquired which have reached technological feasibility, the fair value at date of acquisition of an acquired customer base, trade names and non-compete covenants related to the Company’s acquisitions as described in Note 18. The costs of technology have been capitalized and will be written off over their useful economic lives in accordance with SFAS 142. The remaining cost associated with the non-current assets will be written off over a maximum of five years. Amortization expense for the years ended January 31, 2007, 2008 and 2009 was US$1.3 million, US$2.2 million and US$2.5 million, respectively.

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

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, (3) significant negative industry or economic trends, (4) a significant decline in the Company's share price for a sustained period, and (5) the Company's market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company's current business model.

No goodwill impairments were recognized for fiscal 2007, 2008 and 2009.

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

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) increased customer competition, (2) significant changes in the manner of use of the acquired assets

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

or the strategy for the Company's overall business and (3) significant negative industry or economic trends. When the Company determines that an impairment review of other long-lived assets is required, the Company tests for impairment using a projected undiscounted cash flow model.

No impairments of long-lived assets were recognized for fiscal 2007, 2008 and 2009.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of the assets as follows:

Motor vehicles, computers and office equipment, fixtures and fittings—3 years

Leasehold improvements are amortized over the lesser of the leasehold improvements useful life or the lease term.

Depreciation expense for continuing operations was US$423,000, US$699,000 and US$742,000 in fiscal 2007, 2008 and 2009, respectively. Included in the fiscal 2009 expense is depreciation relating to capital leases of US$158,000.

Net Loss per Ordinary Share

Basic loss per share is calculated using net loss divided by the weighted-average number of ordinary shares outstanding for the period. Diluted net loss per share is calculated using net loss divided by the weighted-average number of ordinary shares outstanding for the period, plus dilutive potential ordinary shares outstanding during the period. Potential ordinary shares were excluded from the calculations of the diluted net loss per share from continuing operations for fiscal 2007, 2008 and 2009 because all such shares were anti-dilutive (a decrease in loss per share amounts).

Basic and diluted net loss per share is calculated in accordance with SFAS No. 128 “Earnings per Share”.

Concentration of Credit Risk

The Company sells its products primarily to commercial, financial and healthcare markets. While a relatively small number of customers have historically accounted for a significant portion of the Company’s revenues, management believes that these customers are credit worthy and, accordingly, minimal credit risk exists with respect to these customers. The Company performs ongoing credit evaluations on its customers and maintains reserves for potential credit losses. Generally such losses have been within management’s expectations. The Company had an allowance for doubtful accounts of US$24,000 and US$267,000 at January 31, 2008 and 2009, respectively. The Company generally requires no collateral from its customers. The Company had bad debt write-offs amounting to US$53,000 in fiscal 2009, which were fully covered by the bad debt provision.

The Company invests its excess cash in low-risk, short-term deposit accounts and commercial paper with high credit-quality banks in the United States, Luxemburg, United Kingdom and Ireland. At January 31, 2009, US$17.4 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

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

Tax deductions associated with stock option exercises related to grants vesting prior to February 1, 2006 are credited to stockholders’ equity. Excess tax benefits associated with stock option exercises related to grants vesting on or after February 1, 2006 are also credited to stockholders’ equity. The reductions of income taxes payable resulting from the exercise of employee stock options and other employee stock programs that were credited to stockholders’ equity were US$465,000 in fiscal 2008. There were no excess tax benefit recognized in fiscal 2007 and 2009.

The fair value for these share options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended January 31,
	2007	2008	2009
Risk-free interest rate	4.78%	4.25%	2.68%
Expected dividend yield	0%	0%	0%
Expected volatility	0.62	0.49	0.58
Expected life (years)	4.6	4.6	4.6

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no current intention to pay cash dividends. Expected volatility is based on historical volatility of the Company’s shares over the period

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

commensurate with the expected life of the options. The expected life of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The Company used the straight-line method for expense attribution.

The Company’s estimated option forfeiture rate in fiscal 2007, 2008 and 2009, based on its historical option forfeiture experience, is approximately 4%, 2.2% and 3.82%, respectively. The Company will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

Based on the above assumptions, the weighted-average fair values of the options granted under the Company’s share option plans for fiscal 2007, 2008 and 2009, were US$0.93, US$0.92 and US$0.51, respectively.

The Company anticipates it will recognize an aggregate of US$1.1 million as compensation expense in fiscal years 2010 to 2013. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Advertising and Promotion Expense

All costs associated with advertising are expensed as incurred. Advertising and promotion expense was US$451,000, US$1.3 million and US$1.1 million for fiscal 2007, 2008 and 2009, respectively.

Compensated Absences

Prior to fiscal 2007, the Company did not accrue for the liability associated with employees’ absences from employment as the amount of compensation was not reasonably estimable under SFAS 43 “Accounting for Compensated Absences”. In the third quarter of fiscal 2007, the Company implemented a new process to estimate its obligation for accrued vacation and consequently recorded a charge of US$704,000 in fiscal 2007, of which US$246,000 related to discontinued operations. At January 31, 2008 and 2009, the Company had an accrued liability for compensated absences of US$305,000 and US$463,000, respectively.

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Recent Accounting Pronouncements

In December 2007 the FASB issued SFAS 141 (revised 2008), “Business Combinations”. SFAS 141R will significantly change the accounting for business combinations in a number of areas, including the measurement of assets and liabilities acquired and the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will affect the income tax provision. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008, which means that it will be effective for our fiscal year beginning February 1, 2009. We will apply SFAS 141R to any acquisition after the date of adoption.

In December 2007 the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements ”, which establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for business arrangements entered into in fiscal years beginning on or after December 15, 2008, which means that it will be effective for our fiscal year beginning February 1, 2009. We do not expect the adoption of SFAS 160 to have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”); and how the hedges affect the entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for years beginning after November 15, 2008. SFAS 161 is effective for us beginning February 1, 2009. We do not expect the adoption of SFAS 160 to have a material impact on our consolidated financial position, results of operations or cash flows.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008, which means that it will be effective for our fiscal year beginning February 1, 2009. We do not expect the adoption of FSP FAS 142-3 to have a material impact on our consolidated financial position, results of operations or cash flows.

Selected Statement of Operating Data

There were no customers who accounted for more than 10% of revenues in fiscal 2007, 2008 and 2009.

Reclassification

Certain amounts from prior periods have been reclassified to conform to the current period presentation.

2.    Fair Value Measurements

Effective February 1, 2008, the Company adopted SFAS 157 which requires disclosures about fair value measurements for its assets and liabilities that are re-measured and reported at fair value at each reporting period, and its assets and liabilities that are re-measured and reported at fair value on a non-recurring basis. The following table presents information about the Company’s assets that are measured at fair value at each reporting period as of January 31, 2009, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. In general, fair values determined by level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$17,363	$17,363	$—	$—
Restricted cash	1,313	1,313	—	—
Foreign exchange derivatives	(51)	—	(51)	—

	$18,625	$18,676	$(51)	$—

In accordance with the provisions of FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities until February 1, 2009. The Company is evaluating the impact, if any, this Standard will have on its results of operations and financial position when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of fiscal 2010.

The Company invests its excess cash in low-risk, short-term, deposit accounts with high credit-quality banks in the United States, Luxemburg, United Kingdom and Ireland. It also invests in highly liquid investments in time deposits of money market funds and commercial paper, with original maturities of 90 days or less. At January 31, 2009, US$17.4 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At January 31, 2009, the Company had US$1.3 million in restricted cash. The Company held US$970,000 in restricted funds in escrow with The F&M Bank & Trust Company. These funds were held on deposit as at January 31, 2009 and were paid to the ex-owners of Assurity Technologies Inc. in February 2009 as the final acquisition performance related payment in respect of the purchase of certain assets from Assurity Technologies Inc. The Company also had US$338,000 in restricted cash deposits with Silicon Valley Bank against an annual renewable letter of credit facility for a certain capital lease. The capital lease expires May 22, 2010. The deposit and the letter of credit expired on May 20, 2009 and the Company has renewed the letter of credit for the amount outstanding on the capital lease. Should the Company not renew the letter of credit or default on its lease obligations, the amount due under the capital lease will be payable to the lessor.

3.    Revolving Credit Facility: Bank Overdraft Facility and Overdrafts

The Company has an unsecured overdraft facility of €2.4 million (approximately US$3.1 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 2.5% as at January 31, 2009. The Company had no bank overdraft at January 31, 2009. The facility does not have a stated expiration date, but all amounts drawn there under are repayable on demand.

4.    Accounts Receivable

The accounts receivable balance includes billed and unbilled receivables as follows:

	As of January 31,
	2008	2009
	(U.S. dollars in thousands)
Billed receivables, net	$5,872	$5,827
Unbilled receivables	635	194

Total	$6,507	$6,021

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

In fiscal 2008, the Company concluded that it was appropriate to show its accounts receivable and deferred revenue balances net of advanced billings. Advanced billings consist of post-contract customer support amounts which have been invoiced as of the end of the period but the term of the support has not commenced or payment has not been received. Accounts receivable and deferred revenue balances are shown net of advanced billings of US$842,000 and US$1.1 million at January 31, 2008 and 2009, respectively.

5.    Discontinued Operations

In August 2006, the Company entered into a definitive agreement to sell its Payments business (excluding the German element of this business) to VeriFone Holdings, Inc. ("VeriFone"). The sale was completed on September 1, 2006. As a result of this transaction, the Payments business is reported as discontinued operations in the accompanying consolidated financial statements. All prior period statements, except the consolidated statements of cash flows, have been restated accordingly. In the quarter ended October 31, 2008, the Company reached agreement with VeriFone Holdings Inc. on indemnification claims by VeriFone that were part of the

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

escrow amount of US$2 million which was being held for a period of 18 months following the closing to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement and received a final settlement of US$920,000, net of legal charges and therefore nothing further is held in escrow. The Company recorded a net income from discontinued operations of US$920,000 for fiscal 2009.

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

The condensed consolidated statements of the discontinued operations were as follows:

	Year ended January 31,
	2007	2008	2009
	(U.S. dollars in thousands, except per share data)
(Loss) income before provision for income taxes	$(1,444)	$—	$920
Provision for income taxes	(34)	—	—

Net (loss) income	$(1,478)	$—	$920

Basic and diluted net (loss) income per Ordinary Share from discontinued operations	$(0.05)	$—	$0.03

Basic and diluted net (loss) income per equivalent ADS from discontinued operations	$(0.10)	$—	$0.06

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assets and liabilities of the discontinued operations were as follows:

	January 31,	January 31,
	2008	2009
	(U.S. dollars in thousands)
Liabilities
Other accrued liabilities	$109	$55
Value added taxes	8	1
Warranty reserve	24	—

Total current liabilities	$141	$56

Liabilities as at January 31, 2009 relate to the closure of the German business.

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

The derivative instruments held by the Company as of January 31, 2008 and January 31, 2009 did not qualify as accounting hedges as of those dates. The fair value losses and gains on derivatives held as of January 31, 2008 and January 31, 2009 were recognized in the Consolidated Statements of Operations.

As of January 31, 2009, the Company had three forward exchange contracts maturing in fiscal 2010 to sell US$729,000 and receive euro in return. The fair value of the contracts as of January 31, 2009 was negative US$51,000.

	As of January 31,
	2008		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non-Derivatives
Cash and cash equivalents	$23,766	$23,766	$17,363	$17,363
Accounts receivable, net	$6,507	$6,507	$6,021	$6,021
Accounts payable	$515	$515	$704	$704
Deferred consideration	$3,049	$3,049	$2,970	$2,970

Derivatives
Foreign exchange forward contracts	$40	$40	$(51)	$(51)

•	The fair value of cash equivalents, accounts receivable and accounts payable approximates fair value due to the short maturities of those instruments.

•	The fair value of the contracts was calculated as the present value of the settlement amount less the current valuation based on the January 31, 2009 spot rate.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying amounts for derivatives in the table above are included in consolidated balance sheets under ‘Other Accrued Liabilities’ caption.

The Company recorded an exchange gain of US$383,000, US$444,000 and US$331,000 for the years ended January 31, 2007, 2008 and 2009, respectively, in the consolidated statements of operations. Included in the exchange gain, net was a loss of US$4,000 for the year ended January 31, 2007, a gain of US$134,000 for the year ended January 31, 2008 and a loss of US$30,000 for the year ended January 31, 2009 relating to derivative instruments.

The gain (loss) on derivative instruments is recorded in net cash (used in) provided by operating activities in the consolidated statements of cash flows.

7.    Operating Lease Commitments

The Company’s significant operating leases are for the premises in the following metropolitan areas: Dallas, Texas; Chicago, Illinois; San Jose, California; Dublin, Ireland; London, United Kingdom; and Rotterdam, The Netherlands.

The Company entered into a new facility lease for the Dallas premises in August 2006. The new facility lease is for 7.5 years and expires in January 2014. The lease agreement included a lease incentive for tenant improvements of US$638,000 which was recorded in property and equipment, net as leasehold improvements and as a deferred rent liability. The deferred rent liability is being amortized over the lease term as a reduction of rent expense in accordance with FASB Technical Bulletin 88-1 “Issues Relating to Accounting for Leases”. At January 31, 2009, US$85,000 was recorded as a current liability and US$340,000 was recorded as a non-current liability. The Company has sub-leased part of the Dallas facility to a third party under a lease arrangement that also expires in January 2014.

The Chicago facility lease was acquired as part of the acquisition of the Concuity business in December 2006. This facility is held under a lease expiring in September 2009. The company is currently considering whether to renew this lease or to move to another facility.

The Company entered into a new lease agreement for its San Jose facility in January 2009. The new facility is under a 62 months lease and expires in February 2014. The lease agreement included a lease incentive for tenant improvements of US$249,000 which was recorded in property and equipment, net as leasehold improvements and as a deferred rent liability. The deferred rent liability will be amortized over the lease term as a reduction of rent expense in accordance with FASB Technical Bulletin 88-1 “Issues Relating to Accounting for Leases”. At January 31, 2009, US$48,000 was recorded as a current liability and US$197,000 was recorded as a non-current liability.

Following the sale of the Payments business in September 2006, the Company relocated to smaller offices at Block C, Central Park, Leopardstown, Dublin 18, Ireland. This lease is for 5 years and expires in October 2011 and includes an option to exit the lease in October 2009. The lease was amended in November 2008 to reduce the square footage of the space occupied by the Company.

The Company entered into a new lease for its London facility in May 2007. The lease expires in December 2010 and included an option to exit the lease in March 2009. The company entered into a new lease for additional space adjoining the current space leased in London in April 2008. The additional lease expires in June 2010.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rent expense was US$664,000, US$1 million and US$1.2 million in fiscal 2007, 2008 and fiscal 2009, respectively. Rental income was US$22,000, US$49,000 and US$133,000 in fiscal 2007, 2008 and 2009, respectively.

Operating lease payments in the table below represent minimum payments under all operating leases as of January 31, 2009:

	Future Minimum Lease Payments	Future Sublease Income
	(U.S. dollars in thousands)
Operating lease payments
Year ending January 31,
2010	$1,123	$190
2011	984	211
2012	984	237
2013	1,028	249
2014	1,055	261
Thereafter	22	—

Total minimum lease payments outstanding	$5,196	$1,148

The operating lease commitments shown include an amount related to certain exited facilities which have been reserved for as a result of the Company’s restructuring plans, which, net of estimated sublease income, results in a restructuring balance of US$15,000 in other accrued liabilities at January 31, 2009.

8.    Capital Leases

The following is an analysis of the leased property:

	As of January 31,
	2008	2009
	(U.S. dollars in thousands)
Computer equipment	$412	$441
Less: Accumulated depreciation	(83)	(241)

Total	$329	$200

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a schedule by years of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of January 31, 2009:

Future Minimum Lease Payments
(U.S. dollars in thousands)
Capital lease payments
Year ending January 31,
2010	$181
2011	39

Total minimum lease payments outstanding	220
Less: Amount representing interest	(16)

Present value of net minimum lease payments	$204

As of January 31, 2009, the current portion and non-current portion of the capital lease liability was US$162,000 and US$42,000, respectively. Interest on capital lease expense was US$0 in fiscal 2007 and US$34,000 in both fiscal 2008 and 2009.

9.    Property and Equipment, net

Property and equipment consist of the following:

	As of January 31,
	2008	2009
	(U.S. dollars in thousands)
Computers and office equipment	$2,473	$3,020
Motor vehicles	28	28
Leasehold improvements	755	1,055
Fixtures and fittings	670	616

Total cost	3,926	4,719
Accumulated depreciation	(2,329)	(3,289)

Property and equipment, net	$1,597	$1,430

Included in property and equipment, net are assets acquired under capital lease of US$412,000 and US$441,000 in fiscal 2008 and 2009, respectively. Included in fiscal 2008 is a reclassification of US$117,000 from fixtures and fittings to leasehold improvements.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Intangible Assets, net

Amortization for the years ended January 31, 2007, 2008 and 2009 was US$1.3 million, US$2.2 million and US$2.5 million, respectively. Amortization is estimated to be approximately US$2.2 million in the year ending January 31, 2010, US$1.5 million in the year ending January 31, 2011, US$1.1 million in the year ending January 31, 2012, US$502,000 in the year ending January 31, 2013 and US$20,000 in the year ending January 31, 2014.

	As of January 31, 2008				As of January 31, 2009
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Purchased technology	$16,893	$3,392	$12,445	$1,056	$17,636	$3,392	$13,339	$905
Trade names	330	—	169	161	397	—	232	165
Customer base	13,180	567	9,321	3,292	15,690	567	10,884	4,239
Covenants	2,559	1,232	1,302	25	2,559	1,232	1,327	—

Total identifiable Intangible Assets	$32,962	$5,191	$23,237	$4,534	$36,282	$5,191	$25,782	$5,309

During fiscal 2007, the Company allocated approximately US$5.7 million of purchase price to intangible assets (acquired customer base of US$3.4 million, purchased technology of US$2.0 million, trade names of US$210,000 and covenants of US$67,000) in connection with the acquisition of the Assurity and Concuity businesses.

During fiscal 2009, the Company allocated approximately US$3.3 million of purchase price to intangible assets (acquired customer base of US$2.5 million, purchased technology of US$743,000 and trade names of US$67,000) in connection with the acquisition of the Movaris business.

During the fourth quarters of fiscal 2007, fiscal 2008 and fiscal 2009, the Company completed its annual impairment tests and assessments of the carrying value of identifiable indefinite-lived intangible assets as required by SFAS 144 and determined its recorded non-current assets were not impaired as of January 31, 2007, January 31, 2008 and January 31, 2009.

The weighted average amortization period for each type of intangible asset was as follows for fiscal 2008 and fiscal 2009:

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 2008, the Company’s shareholders approved an agreement between First Analysis Securities Corporation and the Company, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares up to an aggregate amount of US$5.0 million as determined by the board. Under the agreement, the Company’s ordinary shares could be acquired by purchasing ADSs on the open market, or in negotiated or block trades. The Company repurchased 69,612 ADSs (equivalent to 139,224 ordinary shares) under this program at a cost of approximately US$100,000 in fiscal 2009. As of January 31, 2009, approximately US$2.8 million remained available for future repurchases under this program.

Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish company law and are recorded in accordance with U.S. GAAP. There were no dividends declared or payable by the Company in any of the years presented. At January 31, 2007, 2008 and 2009, the Company did not have any profits available for distribution.

12.    Net loss per ordinary share

	Year ended January 31,
	2007	2008	2009
	(U.S. dollars in thousands, except per share data)
Numerator:
Net loss from continuing operations	$(689)	$(4,273)	$(2,152)
Net (loss) income from discontinued operations	(1,478)	—	920

Net loss	$(2,167)	$(4,273)	$(1,232)

Denominator:
Basic weighted-average common shares outstanding	30,646,534	31,362,813	31,921,345
Effect of dilutive options and restricted shares issued in Movaris acquisition	—	—	1,080,543

Diluted weighted-average common shares outstanding	30,646,534	31,362,813	33,001,888

Basic and diluted net loss per Ordinary share from continuing operations	$(0.02)	$(0.14)	$(0.07)

Basic and diluted net (loss) income per Ordinary share from discontinued operations	$(0.05)	$(0.00)	$0.03

Basic and diluted net loss per Ordinary share	$(0.07)	$(0.14)	$(0.04)

13.    Share-based Compensation Plans

We currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants to the Company and for the purpose of attracting and retaining the best available personnel to promote the success of the Company’s business. The aggregate number of shares which may be issued pursuant to the Company’s share-based compensation plans is 5,000,000 ordinary shares (2,500,000 equivalent ADSs) to be allocated among the plans by the Board of Directors. The 5,000,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 5,000,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of the Company’s ordinary shares then outstanding.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of January 31, 2009, there were outstanding options to purchase an aggregate of 6,232,014 ordinary shares (3,116,007 equivalent ADSs) at exercise prices ranging from US$0.50 to US$2.96 per ordinary share (US$1.00 to US$5.92 per equivalent ADS) and expiration dates ranging from April 2009 to January 2016 under the Company’s share-based compensation plans. As of January 31, 2009, the Company’s directors and executive officers held options to purchase an aggregate of 3,965,992 ordinary shares (1,982,996 equivalent ADSs) at exercise prices ranging from US$0.54 to US$2.91 per ordinary share (US$1.08 to US$5.82 per equivalent ADS) and expiration dates ranging from June 2009 to November 2015.

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

In fiscal 2009, the Company granted 2,281,600 ordinary shares (1,140,800 equivalent ADSs) under the 2007 Plan at exercise prices ranging from US$0.57 to US$1.32 per ordinary share (US$1.13 to US$2.61 per equivalent ADS). Of the 2,281,600 ordinary shares referenced above, 1,418,000 ordinary shares (709,000 equivalent ADSs) were granted to the directors and key members of management at an exercise price of US$1.22 per ordinary share (US$2.44 per equivalent ADS). These options can only vest in the event of a change in control of the Company and include 804,000 ordinary shares (402,000 equivalent ADSs) relating to the directors and senior management listed in Item 6A.

As of January 31, 2009, no ordinary shares (no equivalent ADSs) have been issued upon the exercise of share options granted under the 2007 Plan and 2,098,542 ordinary shares (1,049,271 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 2007 Plan is US$2.56.

Trintech Group PLC Directors and Consultants Share Option Scheme 2007

On May 21, 2007, our Board of Directors approved the Directors and Consultants Share Option Scheme 2007 (the “Directors and Consultants 2007 Plan”) and our shareholders approved the same on July 25, 2007. The Directors and Consultants Share 2007 Plan provides for the grant of options to purchase Ordinary Shares of the

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In fiscal 2009, the Company granted 360,000 ordinary shares (180,000 equivalent ADSs) under the Directors and Consultants 2007 Plan at exercise prices ranging from US$0.58 to US$1.22 per ordinary share (US$1.16 to US$2.44 per equivalent ADS). Of the 360,000 ordinary shares referenced above, 200,000 ordinary shares (100,000 equivalent ADSs) were granted to directors at an exercise price of US$1.22 per ordinary share (US$2.44 per equivalent ADS) and can only vest in the event of a change in control of the Company.

As of January 31, 2009, no ordinary shares (no equivalent ADSs) have been issued upon the exercise of share options granted under this scheme and 510,000 ordinary shares (255,000 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under this scheme is US$2.63.

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

As of January 31, 2009, 759,636 Ordinary Shares (379,818 equivalent ADSs) had been issued under this plan. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1999 employee purchase plan is US$3.03.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trintech Group PLC Share Option 1997 Scheme

We established the share option 1997 scheme on May 28, 1997. The 1997 scheme was approved by the Company’s shareholders on November 21, 1997. The purpose of the 1997 scheme was to attract and retain the best available personnel to promote the success of the Company’s business. We were required to keep available sufficient authorized but un-issued shares to satisfy the Company’s obligations under the plan.

Under the 1997 scheme, all of the Company’s key employees and executive directors as well as those of the Company’s subsidiaries were eligible to receive grants of non-statutory options. In addition, US resident employees and executive directors were eligible to receive grants of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986.

The 1997 scheme was administered by the Company’s Compensation Committee, which selected the persons to whom options would be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and made all other decisions relating to the operation of the scheme. The board of directors could amend or modify the 1997 scheme at any time.

As of January 31, 2009, 2,468,906 ordinary shares (1,234,453 equivalent ADSs) have been issued upon the exercise of share options granted under the 1997 scheme and 3,158,472 ordinary shares (1,579,236 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1997 scheme is US$3.75.

The 1997 scheme expired in May 2007.

Trintech Group PLC Directors and Consultants 1998 Share Option Scheme

On April 22, 1998, we established the directors and consultants share option scheme. The purpose of the scheme was to attract and retain the best available directors and consultants and to promote the success of the Company’s business.

Under the directors and consultants scheme, all of the Company’s directors and consultants as well as those of the Company’s subsidiaries were eligible to receive grants of non-statutory options. In addition, US resident directors and consultants were eligible to receive a grant of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986. The directors and consultants scheme was administered by the Company’s Compensation Committee, which selected the persons to whom options would be granted, determined the number of shares to be made subject to each grant and prescribed other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and made all other decisions relating to the operation of the scheme. The Board of Directors could amend or modify the directors and consultants scheme at any time.

As of January 31, 2009, 160,710 ordinary shares (80,355 equivalent ADSs) have been issued upon the exercise of share options granted under the 1998 scheme and 465,000 ordinary shares (232,500 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1998 scheme is US$3.67.

The 1998 scheme expired in April 2008.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trintech Group PLC Employee Savings Related Share Option Scheme for Irish Employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for our Irish employees. The 1999 savings related scheme applies to all of our qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements, the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2009, no shares had been issued under this scheme.

A summary of the Company’s stock option activity and related information for the years ended January 31, 2007, 2008 and 2009 is as follows:

	January 31, 2007		January 31, 2008		January 31, 2009
	Options	Weighted- average exercise price	Options	Weighted- average exercise price	Options	Weighted- average exercise price
Outstanding at beginning of year	5,251,234	$2.92	5,407,312	$1.98	4,509,214	$1.91
Granted	1,227,050	1.70	1,019,500	1.98	2,641,600	1.16
Cancelled	(371,354)	15.36	(908,486)	2.96	(640,050)	1.40
Forfeited	(114,426)	2.21	(446,696)	1.80	(277,500)	2.31
Exercised	(585,192)	1.23	(562,416)	1.12	(1,250)	0.60

Outstanding at end of year	5,407,312	$1.98	4,509,214	$1.91	6,232,014	$1.63

Exercisable at end of year	3,472,114	$2.00	2,801,652	$1.86	3,451,726	$1.90

	January 31, 2007		January 31, 2008		January 31, 2009
	Fair value	Weighted- Average Exercise Price	Fair value	Weighted- average exercise price	Fair value	Weighted- average exercise price
Weighted-average fair value of options granted during the year for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$0.93	$1.70	$0.92	$1.98	$0.51	$1.16

Exercise prices for options outstanding as of January 31, 2009 ranged from US$0.50 to US$2.96 per share. The breakdown of outstanding options at January 31, 2009 by price range is as follows:

	Outstanding share options				Exercisable share options
Range of exercise prices	Number of share options	Weighted- average remaining life (years)	Weighted- average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number of share options	Weighted- average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$ 0.50 – 1.15	825,334	4.51	0.87		306,658	0.86
$ 1.23 – 1.24	1,630,100	6.02	1.23		—	—
$ 1.25 – 1.77	1,585,100	3.27	1.48		1,309,252	1.46
$ 1.78 – 2.96	2,191,480	3.67	2.32		1,835,816	2.38

	6,232,014	4.29	$1.63	$7	3,451,726	$1.90	$4

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average remaining contractual term for options exercisable as of January 31, 2009 is 2.98 years.

The aggregate intrinsic value for exercised share options was US$310,000, US$213,000 and US$409, for fiscal years 2007, 2008 and 2009, respectively.

Options have been granted in U.S. dollars since September 1999; previously options were granted in Irish pounds. The U.S. dollar equivalents for disclosure above have been determined using the U.S. dollar rate at the date of each grant.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on Trintech’s closing share price of US$1.19 as of January 31, 2009, which would have been received by the option holders had all option holders exercised their options as of that date.

14.    Income Taxes

Loss before provision for income taxes consists of the following:

	Year ended January 31,
	2007	2008	2009
	(U.S. dollars in thousands)
Ireland	$(1,290)	$(6,608)	$(620)
Rest of World	718	3,346	(1,888)

Total	$(572)	$(3,262)	$(2,508)

The provision for income taxes consists of the following:

	Year ended January 31,
	2007	2008	2009
	(U.S. dollars in thousands)
Current:
Ireland	$—	$35	$27
Rest of World	231	253	132

Total current	231	288	159

Deferred:
Ireland	—	—	—
Rest of World	(114)	258	(515)

Total deferred	(114)	258	(515)

Excess tax benefit from share-based compensation plans:
Rest of World	—	465	—

Total excess tax benefit from share-based compensation plans	—	465	—

Total provision for income taxes	$117	$1,011	$(356)

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to income before taxes from continuing operations. The sources and tax effects of the differences are as follows:

	Year ended January 31,
	2007	2008	2009
	(U.S. dollars in thousands)
Income taxes computed at the Irish statutory income tax rate of 12.5% for 2007, 2008 and 2009	$(71)	$(408)	$(313)
Income from Irish manufacturing operations taxed (relieved) at lower rates	18	169	(3)
(Losses) income (relieved) subject to higher rates of taxes	(151)	496	(496)
Excess tax benefit from share-based compensation plans	—	465	—
Changes in valuation allowance–operating losses utilized	—	(129)	(334)
Changes in valuation allowance–operating losses not utilized and timing differences	221	406	626
Income not subject to tax	(89)	(153)	20
State, local and other taxes	189	165	144

Total provision for income taxes.	$117	$1,011	$(356)

	As of January 31,
	2008	2009
	(U.S. dollars in thousands)
Deferred tax assets:
Accounts receivable	$—	$25
Deferred rent	179	242
Deferred employee compensation	90	159
Deferred revenues	6	34
Accrued rent	82	92
Stock compensation	—	461
Tax credits and loss carryforwards	5,895	9,116

Gross deferred tax assets	6,251	10,129
Valuation allowance	(5,786)	(8,854)

Total deferred tax assets	465	1,275

Deferred tax liabilities:
Depreciation and amortization	326	1,216
Change in accounting method of subsidiary	—	59

	326	1,275

Net deferred tax asset	139	—

The valuation allowance primarily applies to net operating loss carryforwards and unutilized credits where realization is not assured. The increase in the valuation allowance during fiscal 2009 primarily related to the acquisition of net operating losses. Of the total valuation allowance at January 31, 2009, we would credit goodwill for $595,000 if we reversed the valuation allowances upon utilization of the balances related to net operating losses obtained in acquisitions.

As at January 31, 2009, the Company has net operating tax loss carryforwards (NOLs) of approximately US$43.1 million for tax purposes, which will be available for offset against future taxable income. If not used,

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the US carryforwards of US$17.6 million will expire between 2014 and 2023. To the extent NOLs, when realized, relate to non-qualified stock option and share deductions, the resulting benefits will be credited to shareholders’ equity.

Tax deductions associated with stock option exercises related to grants vesting prior to February 1, 2006 are credited to stockholders’ equity. Excess tax benefits associated with stock option exercises related to grants vesting on or after February 1, 2006 are also credited to stockholders’ equity. The reductions of income taxes payable resulting from the exercise of employee stock options and other employee stock programs that were credited to stockholders’ equity were approximately US$465,000 in fiscal 2008. There was no excess tax benefit recognized in fiscal 2007 and 2009.

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

The Company’s net deferred tax asset related to operations and exercised stock options and shares amounted to:

	As of January 31,
	2008	2009
	(U.S. dollars in thousands)
Operations	$3,643	$6,531
Non-qualified stock options	2,282	2,323

Total net deferred tax assets	$5,925	$8,854

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No reserves for uncertain income tax positions have been recorded pursuant to FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48.

15.    Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” and related interpretations. The Company’s chief operating decision maker is the President. The Company split its operations between Payments and GRC prior to fiscal 2007. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cash flows, have been reclassified accordingly. The gain on sale is reflected in the fiscal 2007 and fiscal 2009 results. In addition, the Company closed its German business in the quarter ended October 31, 2006.

In June 2006, the Company announced the formation of its Healthcare business group. In December 2006, the Company acquired substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for total purchase cost of up to US$8.4 million.

The Healthcare division engages in business activities from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. The Healthcare division has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts and or plans for the division. Management expects that the Healthcare division will be a significant division in future years and decided to disclose the Healthcare division as a separate reportable segment beginning in fiscal 2007.

Segment net income consists of total segment revenues offset only by expenses directly attributable to that segment. Depreciation and amortization of long-lived assets are allocated based on general cost allocations. Administrative expenses relating to the management and operation of a public company covering marketing, human resources, senior management, non-executive directors, professional fees, directors and officers insurance, facilities, acquisition related charges and other corporate costs are included in determining our consolidated operating income. However, these expenses are not allocated to the operating segments, and, therefore, are not included in segment net loss from continuing operations.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended January 31, 2009

(U.S. dollars in thousands)

	GRC	Healthcare	Segments Total	All Other	Consolidated Total
Revenues:
License	$19,614	$—	$19,614	$—	$19,614
Service	14,697	5,353	20,050	—	20,050

Total revenues	34,311	5,353	39,664	—	39,664
Cost of sales	9,432	2,925	12,357	956	13,313

Gross profit	24,879	2,428	27,307	(956)	26,351
Operating expenses	20,203	3,652	23,855	5,655	29,510

Operating profit (loss)	4,676	(1,224)	3,452	(6,611)	(3,159)
Non-operating income, net	—	—	—	1,007	1,007

Net income (loss) from continuing operations	$4,676	$(1,224)	$3,452	$(5,604)	$(2,152)

Segment assets	$6,608	$828	$7,436	$50,038	$57,474

Segment goodwill	$20,276	$3,813	$24,089	$—	$24,089

Year ended January 31, 2008

(U.S. dollars in thousands)

	GRC	Healthcare	Segments Total	All Other	Consolidated Total
Revenues:
License	$16,640	$—	$16,640	$—	$16,640
Service	11,907	4,381	16,288	—	16,288

Total revenues	28,547	4,381	32,928	—	32,928
Cost of sales	7,229	2,745	9,974	736	10,710

Gross profit	21,318	1,636	22,954	(736)	22,218
Operating expenses	16,503	4,116	20,619	6,344	26,963

Operating profit (loss)	4,815	(2,480)	2,335	(7,080)	(4,745)
Non-operating income, net	—	—	—	472	472

Net income (loss) from continuing operations	$4,815	$(2,480)	$2,335	$(6,608)	$(4,273)

Segment assets	$7,148	$1,142	$8,290	$47,090	$55,380

Segment goodwill	$13,297	$3,829	$17,126	$—	$17,126

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended January 31, 2007

(U.S. dollars in thousands)

	GRC	Healthcare	Segments Total	All Other	Consolidated Total
Revenues:
License	$14,397	$—	$14,397	$—	$14,397
Service	10,619	781	11,400	—	11,400

Total revenues	25,016	781	25,797	—	25,797
Cost of sales	5,960	407	6,367	376	6,743

Gross profit	19,056	374	19,430	(376)	19,054
Operating expenses	14,295	1,579	15,874	5,560	21,434

Operating profit (loss)	4,761	(1,205)	3,556	(5,936)	(2,380)
Non-operating income, net	—	—	—	1,691	1,691

Net income (loss) from continuing operations	$4,761	$(1,205)	$3,556	$(4,245)	$(689)

Segment assets	$6,125	$1,358	$7,483	$49,754	$57,237

Segment goodwill	$12,243	$3,288	$15,531	$—	$15,531

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables reconcile segment income (loss) before provision for income taxes from continuing operations to consolidated income (loss) before provision for income taxes from continuing operations and segment assets to consolidated total assets.

	Year ended January 31,
	2007	2008	2009
	(U.S. dollars in thousands)
Total income before taxes for reportable segments	$3,556	$2,335	$3,452
Unallocated amounts:
Central overheads	(4,935)	(4,884)	(4,066)
Amortization	(1,001)	(2,196)	(2,545)
Interest income, net	1,425	1,039	320
Exchange gain, net	383	444	331

Loss before income taxes	(572)	(3,262)	(2,508)
Provision for income taxes	(117)	(1,011)	356

Net loss from continuing operations	$(689)	$(4,273)	$(2,152)

Total assets for reportable segments as of January 31	$7,483	$8,059	$7,436
Goodwill for reportable segments as of January 31	15,531	17,126	24,089
Unallocated amounts:
Cash and cash equivalents	25,766	23,766	17,363
Restricted cash	—	338	1,313
Net deferred tax asset	396	139	252
Prepaid expenses and other current assets	1,054	1,373	1,697
Property and equipment, net Assets held for sale and in discontinued operations	73 204	45 —	15 —
Intangible assets	6,730	4,534	5,309

Total assets as of January 31	$57,237	$55,380	$57,474

The distribution of net revenues and long-lived assets by geographical area was as follows:

	Year ended January 31,
	2007	2008	2009
	(U.S. dollars in thousands)
Net Revenues:
United States of America	$23,592	$29,601	$34,882
Europe	1,267	2,283	3,720
Rest of World	938	1,044	1,062

Total	$25,797	$32,928	$39,664

	As of January 31,
	2007	2008	2009
	(U.S. dollars in thousands)
Long-Lived Assets:
United States of America	$6,137	$6,356	$13,924
United Kingdom	8	38	44
Ireland	17,683	17,446	17,291

Total	$23,828	$23,840	$31,259

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Related Party Transactions

The Company had entered into lease agreements relating to its two Dublin facilities with its Chief Executive Officer, Cyril McGuire, the owner of these facilities. These agreements were reached in 1998 in relation to the Phase 1 facility and in 2001 in relation to the Phase 2 facility. These lease agreements were terminated in accordance with their contractual terms with effect from September 1, 2006 and October 31, 2006 respectively resulting in a payment of US$2.3 million restructuring charge in fiscal 2007. Amounts related to these leases are included in net loss for discontinued operations in the consolidated statements of operations, liabilities held for discontinued operations in the consolidated balance sheets and in net cash used in operating activities in the consolidated statements of cash flows.

Huttoft Company, an unlimited company which is wholly-owned by certain directors of the Company, owns a special non-voting class of shares in Trintech Limited (Ireland), one of the Company’s Irish subsidiaries. All of the voting shares in the subsidiary are owned by the Company. The shares do not entitle the holders thereof to receive any share of the assets of the Company on a winding up. Trintech Limited (Ireland) may, from time to time, declare dividends to Huttoft Company and Huttoft Company may declare dividends to its shareholders out of these amounts. Any such dividends paid by Trintech Limited (Ireland) are treated as compensation expense by the Company in its financial statements prepared in accordance with U.S. GAAP, not withstanding their legal form of dividends to minority interests, in order to correctly reflect the substance of the transactions. There were no dividend payments due to Huttoft Company as of January 31, 2007, 2008 or 2009. The amount of dividends included in compensation expense was US$343,000 for fiscal 2007, US$478,000 for fiscal 2008 and US$205,000 for fiscal 2009. Amounts related to these payments are included in general and administrative expenses in the consolidated statements of operations, accrued payroll and related expenses in the consolidated balance sheets and in net cash used in operating activities in the consolidated statements of cash flows.

In July 2008, the Company’s shareholders approved an agreement between First Analysis Securities Corporation and the Company, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the program, up to US$5.0 million of the Company’s ordinary shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. The Company repurchased 69,612 ADSs (equivalent to 139,224 ordinary shares) under this program at a cost of approximately US$100,000 in fiscal 2009. As of January 31, 2009, approximately US$2.8 million remained available for future repurchases under this program.

The Company believes that the terms of all transactions with related parties are comparable to those that would be attainable by us in the ordinary course of business from unaffiliated third parties under similar circumstances.

17.    Acquisitions and Divestures

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.1 million and performance related cash consideration of US$3.1 million. The total purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payments of US$705,000 earned by the acquired business for fiscal 2007, US$1 million earned by the acquired business for fiscal 2008, US$1.3 million earned by the acquired business for fiscal 2009 and transaction costs of US$58,000. The fiscal 2007 performance related consideration of US$705,000 was paid in the quarter ended April 30, 2007. The fiscal 2008 performance related consideration of US$1 million was paid in the quarter ended April 30, 2008. The fiscal 2009 performance related consideration of US$1.3 million was partially paid in the quarter ended July 31, 2008 (US$352,000). The balance of the consideration was paid in the quarter ended April 30, 2009. These payments have resulted in an increase in

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs of US$5.2 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$747,000, goodwill of US$4.4 million and net assets acquired of US$39,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of two to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

The Company completed the sale of its Payments business on September 1, 2006 to VeriFone Holdings, Inc. Under the terms of the agreement, VeriFone paid the Company US$12.1 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Payments business. The purchase price was subject to the following adjustments:

•

an escrow amount of US$2.0 million which was being held for a period of 18 months following the closing to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement. In the quarter ended October 31, 2008, the Company reached agreement with VeriFone Holdings Inc. on indemnification claims by VeriFone that were part of the escrow amount and received a final settlement of US$920,000, net of legal charges and therefore nothing further is held in escrow.

•

the cash payment to VeriFone made on the date of sale by the Company of an amount equal to the remaining warranty provision (approximately US$2.2 million) which was related to intermittent failures experienced with certain hardware products deployed in the marketplace.

•	a negative working capital adjustment of US$315,000, which was paid in the quarter ended July 31, 2007.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry. The consideration comprised initial consideration of US$6.5 million and a performance based earn-out payable over two years, which will comprise a guaranteed amount of US$2 million less offset for any claims against the seller. The company paid the performance based earn-out of US$1.9 million, net of claims against the seller in the quarter ended April 30, 2009. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs comprised US$5.5 million in cash, guaranteed performance related payment net of claims against seller of US$1.9 million, assumed liabilities of US$658,000 (relating to deferred revenue balance only) and transaction costs of US$336,000. The total purchase costs of US$8.4 million, comprising the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trademarks and trade names) of US$4.9 million, goodwill of US$3.8 million and net liabilities assumed of US$331,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years.

On February 14, 2008, the Company acquired the outstanding shares of Movaris, Inc., a privately held company in the U.S. for an initial consideration of US$8.8 million subject to final adjustment related to performance related contingent consideration. The Company does not expect to pay any performance related contingent consideration to the former shareholders of Movaris. The total purchase costs comprise US$7.1 million in cash, 507,765 Trintech American Depositary Shares (ADSs) amounting to US$1.3 million valued at the time of the closing of the acquisition and transaction costs of US$372,000. The ADSs were subject to a lock-up arrangement that expired on February 14, 2009. The initial total purchase costs of US$8.8 million has

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$3.3 million, goodwill of US$5.7 million and net liabilities assumed of US$240,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

The Movaris business was acquired to provide the Company with a greater suite of solutions to a common customer. The combination of the in-depth transaction reconciliation functionality of existing Trintech products and the financial process applications of Movaris provides customers with integrity and transparency into financial processes, specifically around the Financial Close process. Movaris solutions integrate and manage the financial close and other governance, risk and compliance processes. Movaris solutions encompass Sarbanes-Oxley compliance, financial close, account reconciliation, governance, risk and compliance (GRC), and enterprise risk manager applications. The Movaris business is included within the GRC segment.

In connection with the acquisition of Movaris, we assumed Movaris’s contractual obligations related to its deferred revenue. Movaris’s deferred revenue was derived primarily from maintenance services. We estimated our obligation related to the Movaris deferred revenue using the cost build-up approach. The cost build-up approach determines fair value by estimating the costs relating to fulfilling the obligation plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligation. The estimated costs to fulfill the support obligation were based on the historical direct costs related to providing the support. As a result, we recorded an adjustment to reduce the carrying value of deferred revenue from US$1.2 million to US$612,000, which represents our estimate of the fair value of the contractual obligations assumed.

The Company determined the purchase price allocation based on estimates of the fair values of the tangible and intangible assets acquired and liabilities assumed. These estimates were arrived at after utilizing recognized valuation techniques and the assistance of valuation consultants. The following is a summary of assets and liabilities assumed in the acquisition of Movaris after completion of all purchase price valuation procedures:

Net assets acquired	(U.S. dollars in thousands)
Cash	$17
Property and equipment, net	56
Accounts receivable, net	1,721
Prepaid expenses	88
Deferred tax asset	594
Other current assets	103

Total assets acquired	2,579

Accounts payable	164
Accrued payroll and related expenses	403
Other accrued liabilities	136
Deferred revenues	612
Provision for leasehold abandonment	262
Deferred tax liability	1,242

Total liabilities assumed	2,819

Net liabilities assumed	$(240)

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above purchase price allocation reflects certain adjustments since October 31, 2008 of US$729,000 primarily relating to recognition of a deferred tax liability on acquisition of Movaris intangibles, changes to the Movaris deferred tax assets and changes in the fair value of prepaid expenses and provision for leasehold abandonment.

The following unaudited pro forma financial information presents our combined results with Movaris as if the acquisition had occurred February 1, 2007 (in thousands except for per share data).

	Year ended January 31, 2008
	As reported	Pro forma
Revenues	$32,928	$39,618
Net loss	$(4,273)	$(8,217)

Basic and diluted net loss per Ordinary Share	$(0.14)	$(0.26)

Shares used in per Ordinary Share calculation	31,362,813	31,921,345

No pro forma information has been disclosed for the year ended January 31, 2009 as the Movaris acquisition occurred on February 14, 2008, which was close to the beginning of the quarter.

18.    Goodwill

In fiscal 2007, the Company initially allocated approximately US$1.4 million and US$3.3 million of purchase price to goodwill in connection with the acquisitions of Assurity and Concuity.

In addition, the Company recorded further performance related adjustments, which increased goodwill.

A performance related contingent payment of US$705,000 was recorded equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement and earned by the acquired business of Assurity, for fiscal 2007. A guaranteed performance related payment of US$2 million was also recorded in fiscal 2007, as defined in the purchase agreement to be earned by the acquired business of Concuity in fiscal 2008 and fiscal 2009. The Company paid this performance based earn-out of US$1.9 million, net of claims against the seller in the quarter ended April 30, 2009.

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

In fiscal 2009, the Company recorded additional performance related consideration of US$1.3 million earned by the acquired business of Assurity.

In fiscal 2009, the Company allocated approximately US$5.7 million of purchase price to goodwill in connection with the acquisitions of Movaris.

The Company changed its reporting segments in fiscal 2007, as described in note 15, from Payments and GRC to GRC and Healthcare. The impairment analysis at January 31, 2009 was performed using the GRC and

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Healthcare reporting segments. The carrying value of goodwill and the intangible assets at January 31, 2009 relate entirely to the GRC and Healthcare segments.

The Company’s annual impairment test and assessments of the carrying value of goodwill as required by SFAS 142 determined that its recorded goodwill was not impaired as of January 31, 2009.

19.    Restructuring Charges

During fiscal 2009, the Company recorded a provision for lease abandonment of US$262,000 relating to the San Jose lease in California as of February 14, 2008, the date that the Company acquired Movaris Inc. The provision represents 50% of the Movaris leased space which was permanently idle and physically separate from the utilized space and US$6,000 provision related to discontinued activities. This resulted in an increase in the goodwill balance of US$262,000 on acquisition and an increase in discontinued liabilities of US$6,000.

During fiscal 2008, the Company recorded a US$277,000 charge related to a provision for leasehold abandonment for the Hayward lease in California and US$75,000 related to German company liquidation expenses.

Due to the difficult business trading environment in the US in fiscal 2009, the Company established a restructuring plan in the second quarter of fiscal 2009 to rationalize, integrate and align the resources of the Company. This restructuring plan includes workforce reductions and abandoning of excess lease facilities. The workforce reduction is expected to enable the Company to better align the cost structure during the current economic downturn, which has adversely impacted revenues, elongated selling cycles, and delayed, suspended or reduced the demand for certain products. The lease facility reductions will allow the Company to consolidate its workforce within the offices better matching their size and needs; it also is expected to allow the Company to match operational costs more closely with projected need levels. Prior to implementation of the restructuring plan, both the workforce and the facilities were larger than necessary for the Company’s level of business activity. Further restructuring in the form of workforce reductions may be required in fiscal 2010 due to the deterioration in market conditions. The Company expects to incur US$234,000 in additional restructuring charges relating to workforce reductions in the GRC business in the first quarter of fiscal 2010.

The restructuring program resulted in costs incurred primarily for workforce reduction across certain business functions and additional abandoned excess lease facilities in San Jose, California. During fiscal 2009, the Company incurred US$252,000 in restructuring expense of which US$222,000 in severance costs for workforce reductions and US$30,000 in abandonment of additional 15% of excess lease facilities in San Jose which is included in the line item “Restructuring Charge” in the consolidated statement of operations for the year ended January 31, 2009. The US$252,000 restructuring charge for fiscal 2009 comprised US$212,000 and US$40,000 for the GRC and Healthcare segments, respectively.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Company’s restructuring activity as of January 31, 2009:

	Employee Severance and Benefits	Consolidation of Facilities and Operations	Total
	(U.S. dollars in thousands)
Reserve balance January 31, 2007	$13	$131	$144
Restructuring provision	—	352	352
Amounts paid	(13)	(206)	(219)

Reserve balance January 31, 2008	—	277	277
Restructuring provision	—	268	268
Income statement expense	222	30	252
Amounts paid	(216)	(511)	(727)

Reserve balance January 31, 2009	$6	$64	$70

The restructuring provision as of January 31, 2009 consisted of a US$15,000 provision for leasehold abandonment for the Hayward lease which was assumed as part of the Concuity acquisition, US$48,000 in discontinued activity expenses and US$7,000 in accrued severance and benefits charges. The restructuring provision is included in other accrued liabilities in the consolidated balance sheet as of January 31, 2009.