Form 20-F
period 2010-01-31
TRINTECH GROUP PLC
filed 2010-05-07
CIK 1094316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2010

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period ended January 31, 2010. 33,095,914 Ordinary Shares, US$0.0027 par value, represented by 16,547,957 equivalent American Depositary Shares.

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

Yes  ☐    No   ☐ (Note: not required of the registrant)

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

Trintech® , ReconNET®, AssureNET®, Bank Fee Analysis®, DataFlow Services®, xINET®, Movaris Unity, Movaris OneClose and Unity Financial GRC Suite™ are trademarks of Trintech. Trintech reserves the right to alter product specifications without notice. This Form 20-F also includes product names and other trade names and trademarks of other organizations.

For purposes of this Form 20-F, all references to “fiscal 2006” shall refer to the fiscal year ended January 31, 2006, all references to “fiscal 2007” shall refer to the fiscal year ended January 31, 2007, all references to “fiscal 2008” shall refer to the fiscal year ended January 31, 2008, all references to “fiscal 2009” shall refer to the fiscal year ended January 31, 2009, all references to “fiscal 2010” shall refer to the fiscal year ended January 31, 2010 and all references to “fiscal 2011” shall refer to the fiscal ending January 31, 2011.

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

A. Selected Financial Data

The following selected consolidated statement of operations data for the years ended January 31, 2008, 2009 and 2010 and the consolidated balance sheet data at January 31, 2009 and 2010 are derived from the Company’s consolidated financial statements, which have been audited by Ernst & Young and are included in this Form 20-F. The selected consolidated statement of operations data for the years ended January 31, 2006 and January 31, 2007 and the consolidated balance sheet data at January 31, 2006, January 31, 2007, and January 31, 2008 are derived from the Company’s previously published audited consolidated financial statements which are not included in this Form 20-F. This table is a summary and should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Company’s consolidated financial statements included elsewhere in this Form 20-F.

In the quarter ended October 31, 2006, the Company finalized the disposal of its business to VeriFone Holdings, Inc. that developed, marketed and sold electronic PoS hardware and systems that enabled electronic payments in multiple channels, which we refer to as our Payments business. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cash flows, have been restated accordingly. The gain on the sale is reflected in the results for fiscal 2007 and fiscal 2009.

On March 2, 2010, the Company signed a definitive agreement for the sale of its Healthcare division, Concuity, to The Advisory Board Company. The sale was successfully completed on April 1, 2010. As a result of this transaction, the Healthcare business is reported as a discontinued operation in the accompanying consolidated financial statements. All prior period financial statements, except the consolidated statement of cash flows, have been restated accordingly.

	Year Ended January 31,
	2006	2007	2008	2009	2010
	(in thousands of U.S. dollars, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
License	$11,702	$14,397	$16,640	$19,614	$20,140
Service	9,347	10,619	11,907	14,697	12,325

Total revenues	21,049	25,016	28,547	34,311	32,465

Cost of revenues:
License	944	1,131	1,573	2,246	2,736
Amortization of purchased technology	—	179	178	417	248
Service	3,405	4,947	5,737	7,248	5,855

Total cost of revenues	4,349	6,257	7,488	9,911	8,839

Gross margin	16,700	18,759	21,059	24,400	23,626
Operating expenses:
Research and development	2,508	4,162	3,636	4,620	4,581
Sales and marketing	4,741	6,536	8,605	10,656	8,032
General and administrative	6,994	8,155	9,021	8,654	7,489
Restructuring charges	78	—	—	212	244
Amortization of purchased intangible assets	847	883	834	933	855

Total operating expenses	15,168	19,736	22,096	25,075	21,201

	Year Ended January 31,
	2006	2007	2008	2009	2010
	(in thousands of U.S. dollars, except share and per share data)
Income (loss) from operations	1,532	(977)	(1,037)	(675)	2,425
Interest income, net	1,082	1,425	1,054	334	50
Exchange (loss) gain, net	(153)	383	444	331	229

Income (loss) before provision for income taxes	2,461	831	461	(10)	2,704
Provision for income taxes	270	(117)	(1,011)	356	(138)

Income (loss) from continuing operations	2,731	714	(550)	346	2,566
Loss from discontinued operations	(4,272)	(8,290)	(3,723)	(2,498)	(1,079)
Profit on sale of discontinued operations	—	5,409	—	920	—

Net loss from discontinued operations, net of tax	(4,272)	(2,881)	(3,723)	(1,578)	(1,079)

Net (loss) income	$(1,541)	$(2,167)	$(4,273)	$(1,232)	$1,487

Basic and diluted net income (loss) per Ordinary Share from continuing operations	$0.09	$0.02	$(0.02)	$0.01	$0.08

Basic and diluted net loss per Ordinary Share from discontinued operations	$(0.14)	$(0.09)	$(0.12)	$(0.05)	$(0.03)

Basic and diluted net (loss) income per Ordinary Share	$(0.05)	$(0.07)	$(0.14)	$(0.04)	$0.05

Shares used in computation of basic net (loss) income per Ordinary Share	30,997,352	30,646,534	31,362,813	31,921,345	32,951,646

Shares used in computation of diluted net (loss) income per Ordinary Share	30,997,352	30,646,534	31,362,813	31,921,345	33,034,267

Shares used in computation of basic net income (loss) per Ordinary Share from continuing operations	30,997,352	30,646,534	31,362,813	31,921,345	32,951,646

Shares used in computation of diluted net income (loss) per Ordinary Share from continuing operations	32,117,374	31,419,615	31,362,813	33,001,888	33,034,267

Shares used in computation of basic and diluted net loss per Ordinary Share from discontinued operations	30,997,352	30,646,534	31,362,813	31,921,345	32,951,646

Basic and diluted net (loss) income per equivalent ADS	$(0.10)	$(0.14)	$(0.27)	$(0.08)	$0.09

	January 31,
	2006	2007	2008	2009	2010
	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$34,745	$25,766	$23,766	$17,363	$19,929
Working capital	28,795	25,791	23,363	15,299	18,465
Total assets	66,131	57,237	55,380	57,474	56,781
Net assets	41,786	40,878	38,564	38,968	40,873
Total current liabilities	24,345	15,845	16,227	17,607	15,178
Total non-current liabilities	—	514	589	899	730
Shareholders’ equity	$41,786	$40,878	$38,564	$38,968	$40,873

Share Data:
Capital stock—Series B preference shares authorized (thousands)	10,000	10,000	10,000	10,000	10,000
Ordinary shares authorized (thousands)	100,000	100,000	100,000	100,000	100,000

See note 11 of the Notes to Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net (loss) income per equivalent ordinary share.

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

Fiscal Year Ended January 31,	High	Low	Period Average	Period End
2006	1.3465	1.1667	1.2326	1.2158
2007	1.3327	1.1860	1.2731	1.2998
2008	1.4877	1.2933	1.3951	1.4841
2009	1.6010	1.2446	1.4526	1.2804
2010	1.5100	1.2547	1.4044	1.3870

Month	High	Low
2009
November	1.5085	1.4658
December	1.5100	1.4243
2010
January	1.4536	1.3870
February	1.3955	1.3476
March	1.3758	1.3344
April	1.3666	1.3130

On April 30, 2010, the noon buying rate for the euro expressed in U.S. dollar per €1.00 was US$1.3302.

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

Adverse economic conditions in markets in which we operate can harm our business. Recently, economic conditions and financial markets in some economies which we operate became increasingly negative, and global financial markets experienced a severe downturn stemming from a multitude of factors, including adverse credit conditions impacted by the sub-prime mortgage and general credit crisis, slower economic activity, concerns about deflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and other factors. The U.S economy and many other economies around the world have recently been in or are currently in recession. During challenging economic times and in tight credit markets, many customers may delay or reduce technology purchases. This could result in reductions in sales of our products, longer sales cycles, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as softness in corporate information technology spending, could have a more direct impact on our business. Any of these events would likely harm our business, operating results, cash flows and financial condition.

We will depend on sales of our financial governance, risk management, and compliance software and services to customers located in the United States

Following the sale of the Concuity business, our revenues will be derived from the sale of our financial governance, risk management, and compliance (GRC) products and services. We have historically marketed these products primarily in the United States, which is currently experiencing some economic weakness. For fiscal 2010, U.S. customers accounted for 86% of our group revenues. Any material reduction in demand for our products and services in the United States would adversely affect our business, financial condition and results of operations.

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

A major breach of our security measures or those of third parties that execute transactions or hold and manage personal information could have serious negative consequences for our businesses, including possible fines, penalties and damages, reduced customer demand for our services, harm to our reputation and brands, further regulation and oversight by federal or state agencies, and loss of our ability to provide financial transaction services or accept and process customer credit card orders or tax returns. From time to time, we detect, or receive notices from customers or public or private agencies that they have detected, vulnerabilities in our software or in third-party software components that are distributed with our products. The existence of vulnerabilities, even if they do not result in a security breach, can harm customer confidence and require substantial resources to address, and we may not be able to discover or remediate such security vulnerabilities before they are exploited. Although we have sophisticated network and application security, internal control measures, and physical security procedures to safeguard our systems, there can be no assurance that a security breach, loss or theft of personal information will not occur, which could harm our business, reputation and results of operations. If our business expands to new industry segments that are regulated for privacy and security, or to countries outside the United States that have more strict data protection laws, our compliance requirements and costs will increase.

New versions and releases of our products could contain errors or defects and we could be subject to potential product liability claims and third party liability claims related to products and services.

Our products are used to deliver reconciliation workflow, risk management and accounting compliance functionality. Our software products are complex and, accordingly, could contain undetected errors or be subject to intermittent failures when first introduced or as new versions are released. Any errors, defects or other performance problems could result in financial or other damages to our customers and the loss of, or delay in, market acceptance of our products. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm our business. Although our customer license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate the limitation of liability provisions. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings. In addition, we may in the future discover technical issues and scalability limitations in new products or new releases after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, all of which could have a material adverse effect on our business, cash flow, financial condition and results of operations.

We have incurred losses during much of our operating history and we may not be able to consistently maintain profitability.

Although we were profitable in fiscal 2010, we incurred net losses of US$1.2 million in fiscal 2009, US$4.3 million in fiscal 2008, US$2.2 million in fiscal 2007 and US$1.5 million in fiscal 2006. To achieve future profitability, we must accomplish numerous objectives, including meeting our sales, margin and operating cost targets in our business and developing successful new products and penetrating new markets and customers. We cannot foresee with any certainty whether we will be able to achieve these objectives in the future. Accordingly, we may not generate sufficient net revenue to achieve future profitability. If we cannot achieve future profitability, we will not be able to support our operations from positive cash flows, and we will continue to use, and may exhaust, our existing cash resources to support operating losses.

Notwithstanding the fact that we have a substantial cash balance, concerns about our perceived financial viability have been a factor in multiple potential and actual customer transactions and partner relationships during much of our operating history. We attribute these concerns primarily to the following: we are not yet consistently profitable on a full fiscal year basis and thus must continue to use our cash balance (offset by revenues) to fund our operations and acquisition related cash requirements; our share price has been, and continues to be, volatile in percentage terms; and some of our competitors are better funded, more established, and/or significantly larger than we are.

We will continue to use our cash balance (offset by revenues) to fund our operations to achieve and sustain profitability on a full fiscal year basis (which may not occur). We expect these concerns about our ability to generate sufficient revenues to sustain profitability to continue during fiscal 2011.

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

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include, without limitation:

•	the size and timing of orders;

•	currency fluctuations;

•	product mix;

•	the rate of acceptance of new software products, product enhancements and technologies;

•	purchasing and payment patterns of our customers;

•	our pricing policies and those of our competitors;

•	ability to control costs;

•	deferral of customer orders;

•	customer buying cycles and changes in these buying cycles;

•	general condition of market or markets served by our customers;

•	general economic factors, including economic slowdown or recession and availability of credit;

•	product or service quality problems, including product defects and related warranty claims, reserves and upgrade program expenses;

•	impact of declines in net revenues in a particular quarter as compared to the relatively fixed nature of our expenses in the short term;

•	impairment charges arising from acquisitions;

•	economic conditions which may affect our customers and potential customers’ budgets for IT expenditure; and

•	timing and market acceptance of new products or product enhancements by either us or our competitors.

In addition, our revenues are difficult to predict for several reasons. These reasons include:

•	recognition of a substantial portion of our revenues in the last month of each quarter historically;

•	the market for our software products, and our competitive landscape is rapidly changing;

•	the sales cycle for some of our products is typically 6 to 12 months and varies substantially from customer to customer; and

•	service contracts in our financial governance business generally can be cancelled with 30 days notice.

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

Regulatory compliance, including the cost of complying with legislative actions and potential new accounting pronouncements, may result in increased costs that would affect our future financial position and results of operations. We have already incurred, and will continue to incur, significant increased costs associated with our compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. Moreover, if future deficiencies in our internal control over financial reporting are identified that are deemed to be material weaknesses or significant deficiencies, the market price of our shares could decline and we could be subject to sanctions or investigations by regulatory authorities.

Regulatory compliance, including the cost of complying with legislative actions and changes in accounting rules may materially increase our operating expenses and adversely affect our operating results. For example, the Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures and will in the future require an auditor attestation on management’s assessment of internal control over financial reporting. We have hired and may need to hire additional personnel and utilize additional outside legal, accounting, tax and advisory services in order to maintain our compliance with this and other requirements, all of which has caused and will continue to cause our general and administrative costs to increase. Moreover, if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or significant deficiencies, the market price of our shares could decline and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

Our business is subject to currency fluctuations that can adversely affect our operating results.

Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the U.S. dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts our operating results. Our expenses are not necessarily incurred in the currency in which revenues are generated and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations and changes to the value of the euro and the pound sterling, relative to other currencies, could adversely affect our business and results of operations. The U.S. dollar weakened significantly against the euro and pound sterling in fiscal 2008, part of fiscal 2009 and in fiscal 2010. Future strengthening of the euro and pound sterling against the U.S. dollar could negatively impact our revenues, costs and margins.

We believe that we were a Passive Foreign Investment Company, or PFIC in fiscal 2010, which may subject our U.S. investors to adverse tax rules.

We believe that we were a PFIC in fiscal 2010, and that we may have been one in prior years. An actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year. Because we were and may continue to be a PFIC, U.S. holders of our ADSs are subject to certain adverse U.S. federal income tax rules. Under the PFIC rules, U.S. holders of our ADSs would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale of ADSs. The consequences described above may be mitigated if the U.S. holder makes a timely election to mark the ADSs to market annually, but such election may accelerate the recognition of taxable income and may result in the recognition of ordinary income in excess of amounts realized by the U.S. holder. The PFIC rules are extremely complex and current and prospective U.S. investors are urged to consult their own tax advisers regarding the potential consequences to them of our being classified as a PFIC. See Item 10.E “Taxation—Passive Foreign Investment Company Considerations”.

Our corporate tax rate may increase, which could adversely impact our cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may at some point generate a meaningful portion of our future taxable income there. Currently, some of our Irish subsidiaries are taxed at rates substantially lower than U.S. tax rates. If our Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. If the U.S. and U.K. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which our subsidiaries’ profits are currently recognized, or if our ability to offset historical losses against any future profits was reduced, our taxes could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected.

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

The market for our solutions is competitive and we expect competition to continue to increase. Our competitors include Checkfree (a subsidiary of Fiserv), Chesapeake Systems, BlackLine Corporation, Paisley Consulting / Thomson Reuters, Open Pages and Clarity Systems for our software products. Some competitors in our market have longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services which compete with our products or services. Furthermore, several of the customers who currently use our products or the companies with whom we have entered into strategic relationships to use and market our products, may develop competing products. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for financial governance solutions. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, financial condition and results of operations.

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

Our four largest shareholders have the ability to assert significant influence or control corporate actions, which limits the ability of the holders of our ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of our ADSs.

Our four largest shareholders have the ability to significantly influence the election of directors and the outcome of corporate actions requiring shareholder approval.

This concentration of stock ownership also may have the effect of delaying or preventing a change in control of the Company, which in turn could reduce the market price of our ADSs.

The Irish takeover rules, our articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of our ADSs.

The provisions of the Irish takeover rules, as well as provisions of our articles of association and Irish law, could delay, defer or prevent a change of control of the Company, which in turn could reduce the market price of our ADSs. In addition, the rights of our shareholders under the takeover rules or Irish law could differ from, and be more limited than, the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

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

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.1 million and performance related cash consideration of US$3.1 million. The total purchase costs of US$5.2 million comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payment of US$705,000 earned by the acquired business for fiscal 2007, US$1 million earned by the acquired business for fiscal 2008, US$1.3 million earned by the acquired business for fiscal 2009 and transaction costs of US$58,000. The fiscal 2007 performance related consideration of US$705,000 was paid in the quarter ended April 30, 2007. The fiscal 2008 performance related consideration of US$1 million was paid in the quarter ended April 30, 2008. The fiscal 2009 performance related consideration of US$1.3 million was partially paid in the quarter ended July 31, 2008 (US$352,000). The balance of the consideration was paid in the quarter ended April 30, 2009. These past payments have resulted in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. Assurity provides an enterprise process management system for general ledger account reconciliation, review and certification. The product, AssureNET, is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. The acquisition has strengthened the Company’s market position with customers benefiting from AssureNET functionality being integrated into Trintech’s ReconNET. These combined products provide an end-to-end solution for general ledger account reconciliation, review, certification and risk management.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc. (“Concuity”), a private company specializing in technology solutions for the healthcare industry. The consideration comprised initial consideration of US$6.5 million and a performance based earn-out payable over two years, which comprised a guaranteed amount of US$2 million less offset for any claims against the seller. The company paid the final performance based earn-out of US$1.9 million net of claims against the seller in the quarter ended April 30, 2009. This payment resulted in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs of US$8.4 million comprised US$5.5 million in cash, guaranteed performance related payment net of claims against seller of US$1.9 million, assumed liabilities of US$658,000 (relating to deferred revenue balance only) and transaction costs of US$336,000.

On February 14, 2008, the Company acquired the outstanding shares of Movaris, Inc., a privately held company in the U.S. for a total final consideration of US$8.8 million. The total purchase costs comprise US$7.1 million in cash, 507,765 Trintech American Depositary Shares (ADSs) amounting to US$1.3 million valued at the time of the closing of the acquisition and transaction costs of US$385,000. The ADSs were subject to a lock-up arrangement that expired on February 14, 2009. Movaris solutions integrate and manage the financial close and other governance, risk and compliance processes. Movaris solutions encompass Sarbanes-Oxley compliance, financial close, account reconciliation, governance, risk and compliance (GRC), and enterprise risk manager applications.

On March 2, 2010, the Company signed a definitive agreement for the sale of Concuity to The Advisory Board Company for US$34.5 million in cash, subject to the following adjustments: (1) a total escrow amount of US$6 million of which US$2 million and US$4 million will be held for a period of 9 and 18 months, respectively from the closing date to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement and (2) an initial negative adjustment of US$551,000 tied to the net working capital of the Healthcare business as at the closing date, which is expected to be finalized within 90 days of the closing date. The sale was successfully completed on April 1, 2010. As a result of this transaction, the financial results in the Form 20-F reflect the Healthcare business as a discontinued operation. All prior period financial statements, except the consolidated statement of cash flows, have been restated accordingly.

For more information regarding our principal capital expenditures currently in progress, see Item 5 Section B “Liquidity and Capital Resources”.

B. Business Overview

We are a leading global provider of integrated financial governance, risk management and compliance (GRC) software solutions for commercial, financial and healthcare markets. Trintech’s Unity Financial GRC Software Suite provides a production platform for the automation and control of critical financial processes in the Office of Finance. Our recognized expertise in reconciliation process management, financial data aggregation, financial close and reporting, risk management and compliance enables customers to gain greater visibility and control over their financial processes leading to better overall business performance.

Over 570 organizations are realizing the benefits of Trintech’s configurable and highly scalable solutions every day to: improve performance through stronger management of the revenue cycle and disbursements; ensure the accuracy and integrity of financial data; identify and reduce transaction risk; improve the quality and timelines of financial reporting, and strengthen internal controls to support compliance requirements.

The Company generated revenues from continuing operations of US$28.5 million in fiscal 2008, US$34.3 million in fiscal 2009 and US$32.5 million in fiscal 2010. Recurring revenues account for 67% of the Company’s revenues and are generated from the provision of transaction services, monthly service SaaS fees, annual license fees and support fees. The remaining 33% of revenues is generated from initial license fees of our software products and the provision of professional services, such as implementation fees.

The Company has a customer base of 50,000 users in more than 570 industry leading organizations, including 48% of the Fortune 50 and 22% of the Fortune 500 companies and represents the market leaders in over 17 different industries. Trintech’s customers include retail chains, commercial companies, financial institutions and healthcare providers in the United States, the UK and the Republic of Ireland, continental Europe and Australia. Customers who use our software include Intel, Google, RR Donnelly, Regis Corporation, Target, O2, CVS Pharmacy, Lloyds TSB and Coca-Cola.

The Trintech Solution

Trintech’s solutions deliver key competitive advantages to our customers to address the need for integrated financial GRC solutions in the following areas:

Comprehensive Functionality. Trintech’s solutions include data delivery, automated reconciliation and financial compliance process management functions for both low-volume and high-volume transaction accounts, and compliance management. Our suite of solutions provide complete visibility into the status of an account or process reconciliation program, ensuring that management, at all times, can assess the risk to their organization and respond accordingly.

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

Solid Infrastructure and Support. We have the necessary resources in place to properly support a variety of organizations though our Professional Services, Customer Support, and Relationship Management teams. Each group provides unique expertise and support necessary to ensure the long-term success of our clients. Additionally, we provide a monthly newsletter, publish an annual market news report for our global business client community, conduct webinars for education and awareness, and schedule periodic on-site visits. We also offer an annual Customer Conference, as well as support for local user groups with the specific aim of ensuring customer awareness, training, education, and success.

Cost Efficiency: Our applications and services allow our customers to reduce their current cost base through automation and process efficiency, reduce their internal and external compliance costs as well as increase their revenue when our applications and services are used for revenue reconciliation processes.

Flexibility and Scalability. System flexibility, scalability and performance are distinguishing features of our solutions allowing clients to easily manage their growth, maintain history in the database, and add reconciliation and other processes without degradation in performance. Our clients have automated over 100 processes, from reconciliation to compliance reporting, including Depository Accounts, Credit & Debit Cards, Accounts Payable,

Accounts Receivable, Purchasing Cards, Gift Cards & Gift Certificates, Disbursement Accounts, Lockbox Accounts, Returned Checks, Lottery, Pharmacy Claims, Electronic Invoices & Payments, Inventory & Fixed Assets, Raw Materials and Supplies, Operating Accounts, Suspense Accounts, General-Ledger Interfaces, regulatory compliance and financial close and financial reporting activities. This flexibility provides a platform for significant financial returns, initially and ongoing.

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

Data Integrity. All reconciliation and financial governance processes are contained in a controlled environment where no external system or software are required or needed to facilitate the process lifecycle. Our solutions have the ability to post and pass data to other systems using transaction codes to identify unique transactions without any intervention from the user.

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

Trintech’s Growth Strategy

The Company’s mission is to be the leading global provider of integrated financial GRC software solutions. The Company is growing its financial software solutions and services business through capitalizing on an increasing demand for financial governance, risk management, compliance solutions globally; offering new products and services to its existing customer base and expanding indirect sales channels through new partners and marketing alliances. The future growth of the Company will be underpinned by a strong core customer base and an established market position.

IDC, a global market intelligence firm, estimates that the global market for financial compliance software will grow at a compound annual growth rate, or CAGR, of 16.5% from US$1 billion in 2006 to US$2.2 billion in 2010. This growth is being driven by significant investment by companies to maintain Sarbanes-Oxley and XBRL compliance; continuing rise in the number and complexity of financial regulations and compliance requirements; increasing demand for financial information, transparency and consistency; requirement for trusted financial statements to communicate relevant financial information to all key stakeholders in a timely manner as well as increased focus on automation and efficiency of the financial close and financial reporting activities.

In fiscal 2010, the Company continued its investment program to drive financial governance, risk management and compliance (GRC) revenue growth in vertical markets such as healthcare, energy, financial services, technology, retail and manufacturing.

The key components of the Company’s strategy are:

•	Continue to increase revenues for our solutions in the Financial GRC software market, where there is demand for an integrated suite of GRC applications;

•	Maintain direct sales resources and invest in indirect channels through strategic partnerships to increase market share for our key products in new markets and in new geographies;

•	Expand demand for compliance and financial control modules (AssureNET and Unity) across our existing customer base;

•	Extract cost synergies from existing business to drive growth in Earnings before Interest, Tax, Amortization and Depreciation or EBITDA; and

•	Maintain high level of recurring revenue streams with a strong financial position and no debt.

Trintech Products

The Company’s financial governance, risk management and compliance (GRC) solutions have a proven track record of delivering tangible benefits to clients in a variety of industries, including healthcare, retail, financial services, manufacturing and distribution, education, government, telecommunications, oil & gas, and more. The Company’s products can be deployed on a stand-alone basis, combined with each other to provide an end-to-end integrated secure solution, or integrated with third party products. In addition, the Company’s products support a broad range of communication protocols and security standards. The Company’s products also support multiple currencies and payment protocols. In connection with the license of the Company’s products, we provide a range of support services to the Company’s customers including preventative maintenance, compliance, upgrades, site inspections and 24-hour telephone and on-line support.

Products:

The Company’s financial GRC solutions offer our customers more control over their accounting and treasury transaction lifecycles by optimizing management of different financial processes across an organization. Building on the success of ReconNET and AssureNET in North America, the Company has expanded its product set in North America, as well as opened new markets in Europe and Australia, in response to customer demand for financial governance, risk management and compliance solutions.

Our complete suite of products includes:

Unity Financial GRC Suite: is a comprehensive suite of operational account reconciliation, financial close, financial reporting, enterprise compliance and risk management applications that allows customers to manage corporate performance, financial operations and compliance by providing a financial GRC framework enabling CFO’s and other senior finance professionals to plan, scope, schedule, perform, manage and report on their governance, risk and compliance control efforts. Our different modules within our Unity Financial GRC Suite include:

•

Operational Account Reconciliation: Unity ReconNET—Trintech’s high-volume reconciliation solution, provides configurable matching capabilities with specific emphasis on reconciliation and exception management in high-volume transaction processing environments. ReconNET has a market leading position in the US market, where it is used extensively by treasury and financial control departments in a wide variety of transactions for the retail, utility, telecommunications, hospitality and many other industries. Trintech’s reconciliation solution is delivering results to many of the most recognized retail organizations in the world, including 18 of the top 25 (9 in the top 10) publicly traded retail organizations according to 2009 www.stores.org Top 100 Retailers.

•

Financial Close: Unity AssureNET GL and Unity Financial Close—Unity AssureNET GL provides advanced general ledger collaboration in a workflow environment, and is designed to increase efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. This capability has particular benefits for large corporations and for complex transaction processing businesses, such as financial institutions. Our clients who use this software include some of the most recognizable names in their industries, including Agilent Technologies, Coca-Cola, Farmers Group, Johnson Controls and TIAA-Cref. In competitive evaluations, involving other vendor products, the product is readily recognized as a superior offering, due to its sophistication and its ability to be configured to our customers’ rules. Unity Financial Close provides an enterprise process management framework enabling CFOs and other senior finance professionals to plan, scope, schedule, perform, manage and report on their financial close control efforts.

•

Financial Reporting: Unity Xtensible Financial Reporting (XFR)—Allows businesses to automate, consolidate, and report on complex financial processes, and includes embedded support for the tagging and output of XBRL-compliant financial statements in support of current and future global reporting mandates. Unity XFR is an embedded XBRL-compliant financial statement reporting solution that can be fully integrated with a workflow and process management solution for the entire financial close process, Unity Financial Close.

•

Compliance and Enterprise Risk Management: Unity Compliance and Unity ERM—Allows financial actions to be aligned with performance objectives, helping CFOs and other senior finance professionals plan, scope, schedule, perform, manage, and report on enterprise compliance and risk management initiatives, including SOX, PCI, HIPAA, and others. Both solutions include dashboard reporting to help businesses to identify and mitigate risk, investigate issues, assign tasks, and enforce compliance control processes throughout the business.

On-Demand Services—Trintech’s On-Demand business unit delivers hosted versions of our Unity Financial GRC Suite modules, including ReconNET, AssureNET GL, Unity Financial Close and Unity XFR on a SaaS business model. The DataFlow Transaction Network service offers daily retrieval, processing, aggregation, and delivery of transaction data between a financial institution and its customers. The DataFlow Transaction Network currently processes transaction data from over 26,500 accounts in over 4,000 banks in the United States. Traditionally, the DataFlow services supported the provision of daily bank statement data to support the reconciliation and transaction management process. The network has now been expanded to enable the processing of other forms of transaction data to support our customer’s businesses.

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

•

Configuration and implementation services. The Company provides services to configure and customize the Company’s solutions to meet a customer’s particular needs and to integrate the Company’s products into a customer’s other processing, accounting and communications systems. The Company’s experienced professional services engineers also perform on-site implementation services to manage, in conjunction with a customer’s information technology resources, the implementation of their new systems through the testing and acceptance phases of the overall implementation plan.

•

Post contract customer support services. The Company maintains a customer support help desk and technical support organization at our offices in the London, San Jose and Dallas metropolitan areas. We offer telephone and web support for many of our products 24 hours a day, seven days a week. We also have field technical support personnel who work directly with our sales force, distributors and customers. Customers may elect to purchase a maintenance contract, renewable annually or for multiple years. Under these contracts, we agree to provide corrections for identified program errors for supported versions of our software products, version upgrades for software, telephone consultation, and web-based access to solutions, patches and documentation.

Technology

The Company’s software solutions incorporate advanced technologies to address user requirements in today’s highly distributed networking environments. The Company’s products support high volumes of transactions in a secure, scalable cross-platform environment, combining proven, reliable proprietary finance-oriented technologies with current Internet, operating systems and database development tools.

The Company’s software is developed using Java, C#.NET, and Smalltalk using industry standard web programming practices and standards and incorporates the following features:

•

System Architecture. The Company’s products are modular in design and flexible in implementation and configuration, so that they can be rapidly adapted to address specific customer requirements. We employ object oriented systems architecture, allowing us to add and re-use functionality across existing and new products, lowering the Company’s product development costs. The Company’s modular design can improve the Company’s time to market for new products.

•

Protocols and infrastructure. It is critical that the Company’s products be interoperable with a wide range of communication networks and customer information technology systems. The Company’s products therefore feature advanced application programming interfaces (APIs) to facilitate interoperability with network systems and applications. The Company’s products also support a variety of communications protocols, including Internet (http/https, ftp/s-ftp, etc.) and telecommunications protocols,, as well as specific bank authorization protocols.

•

Support of widely accepted technologies. The Company’s products are configured to run on operating systems and to support databases widely adopted by the payment and transaction process management industry. This includes the Windows operating system and Oracle and Microsoft databases. They are also designed to integrate easily with enterprise resource planning (ERP) and financial software systems, such as Oracle and SAP.

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

Customers

We have a customer base of over 570 organizations including retail chains, commercial companies, financial institutions and healthcare providers as at January 31, 2010.

Sales and Marketing

The Company’s sales and marketing strategy is closely aligned with the Company’s product suite. The Company’s broad product offering, innovative open platform and business process focus enable a sales and marketing strategy that leverages the Company’s core strengths in serving finance executives and personnel. We have a proven ability to successfully leverage our existing customer relationships and our broad product offering in order to cross-sell additional software products and services. Once a customer relationship has been established, the Company seeks to leverage its financial governance and transaction risk management experience to add value to the customer solution, often developing a trusted advisor relationship. Product functionality and features are engineered to deliver increased process efficiencies, cost savings and added value in the form of greater visibility, control, risk management and compliance. The effectiveness of this strategy is significantly enhanced by the Company’s leadership position within certain key vertical market sectors.

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

The Company’s sales and marketing team is primarily based in the US and the UK and its efforts are divided by region as follows:

•	Europe, Middle East and Africa;

•	North and South America; and

•	the Asia-Pacific region.

The Company’s principal market is the United States, which represented 86% of the Company’s total revenues in fiscal 2010.

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

The Company’s direct sales accounted for 96% of the Company’s total revenues in fiscal 2010. At January 31, 2010, we employed 32 direct sales people who target all industries with focus on commercial companies, financial institutions and healthcare providers.

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

Research and Development

We intend to continue to develop innovative financial GRC solutions to respond to the needs of the Company’s customers in this rapidly changing industry, particularly where we believe we can leverage our existing product set. We have developed the Company’s products independently, through the Company’s research and development team, through funded development projects and through acquisition. From time to time, we have acquired or licensed technology from third parties.

We have now concentrated research and development in the following metropolitan areas:

•	Dallas, Texas: financial GRC products and services; and

•	San Jose, California: compliance and risk management solutions.

For the fiscal years 2008, 2009 and 2010, 13%, 13% and 14% of the Company’s revenues, respectively, were dedicated to research and development expenses. Research and development expenses totaled US$3.6 million for fiscal 2008 and US$4.6 million for fiscal 2009 and fiscal 2010.

Seasonality

Although we do not consider our business to be highly seasonal, we generally experience the greatest demand for our products and services in the last month of each quarter. However, due to our high levels of recurring revenue contracts, revenue from SaaS and transaction service fees are generally evenly spread throughout our financial year.

Competition

The financial governance, transaction risk management and compliance industry is competitive, and we expect competition to increase as other companies introduce new software products and services.

There is no competitor that we compete with across all product lines. We primarily compete with Checkfree (a subsidiary of Fiserv) and Chesapeake Systems for our Unity ReconNET product, BlackLine Corporation for our Unity AssureNET product, Paisley Consulting and Open Pages in the Sarbanes-Oxley compliance market and Clarity Systems for our Unity XFR product.

We compete primarily on the basis of the following:

•	product capabilities and technical features;

•	product performance and effectiveness;

•	price;

•	industry expertise;

•	support of technology standards;

•	ease of use; and

•	customer technical support and service.

We believe that we compete favorably in this market based on these factors. In particular cases, however, the Company’s competitors may offer software with functionality that is sought by the Company’s prospective customers and which differs from that offered by us. Several of the Company’s competitors have also in the past distributed, and may in the future distribute, products in pilot programs at lower cost than us.

Intellectual Property and Proprietary Rights

The Company’s success is dependent on the Company’s proprietary software technology. The Company relies on a combination of patents, trade secrets, contractual rights, copyright law, non-disclosure agreements and trademarks to establish and protect the Company’s proprietary rights in the Company’s products and technologies.

The Company’s patents include the following:

Patents	Regions Issued	Status
• Method and Apparatus for Programmatic Learned Routing in an Electronic Form System	• U.S.	• Granted
• Process Builder for a Routable Electronic Document System and Method for Using the Same	• U.S.	• Granted
• Self-Directed Routable Electronic Form System and Method	• U.S.	• Granted
• A System and Method for Documenting, Performing and Attesting to Internal Controls for a Business Organization	• U.S.	• Pending
• System for Preparing Financial Disclosures by Unifying Financial Close and Financial Control	• U.S.	• Pending
• Design for Enterprise Risk Management Display	• U.S.	• Pending
• System and method for re-using XBRL-tags across period boundaries	• U.S.	• Pending

The Company’s trademarks include the following:

Trademarks	Regions Issued
• Trintech	• European Union, Ireland, U.S.
• ReconNET	• U.S.
• AssureNET	• U.S.
• Movaris Unity	• U.S.
• Movaris OneClose	• U.S.
• DataFlow Services	• U.S.
• Bank Fee Analysis	• U.S.
• xlNET	• U.S.
• Unity Financial GRC Suite	• U.S.

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

Principal Markets

The Company split its operations between GRC and Healthcare segment from fiscal 2007 through the third quarter of fiscal 2010. In the fourth quarter, the Company determined that its Healthcare business was a discontinued operation and therefore was no longer an operating segment. On April 1, 2010 the Company sold its Healthcare business to The Advisory Board Company. As a result, the financial results in this Form 20-F reflect the Healthcare business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cash flows, have been reclassified accordingly.

As of January 31, 2010, we have only one business and operate in one industry segment of Financial GRC.

C. Organizational Structure

The following is a list and brief description of the Company’s significant subsidiaries at January 31, 2010:

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

Trintech Limited, a wholly owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Republic of Ireland. All of the outstanding share capital of Trintech Limited is owned by the Company. The principal activity of Trintech Limited is the licensing of patented technology.

Trintech UK Limited, a wholly-owned subsidiary, is a limited liability company incorporated in the United Kingdom. All of the outstanding share capital of Trintech UK is owned by the Company. The principal activity of Trintech UK is the sale of financial governance, risk management and compliance software solutions to commercial and financial markets in the United Kingdom.

Trintech Inc., a wholly-owned subsidiary, is a California corporation. All of the outstanding share capital of Trintech Inc. is owned by the Company. The principal activity of Trintech Inc. is the sale of financial governance, risk management and compliance software solutions to commercial, financial and healthcare markets in North America.

Movaris, Inc., a wholly-owned subsidiary, is a California corporation. All of the outstanding share capital of Movaris, Inc. is owned by the Company. The principal activity of Movaris, Inc. is the sale of financial governance, risk management and compliance software solutions to commercial and financial markets in North America. This company was acquired in February 2008.

Trintech Group Finance Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Cayman Islands. All of the outstanding share capital of Trintech Group Finance Limited is owned by the Company. The principal activity of Trintech Group Finance Limited is the management of the Company’s surplus cash.

Slan Limited, a wholly-owned subsidiary, is a limited liability company having a share capital incorporated under the laws of the Cayman Islands. All of the outstanding share capital of Slan Limited is owned by the Company. The principal activity of Slan Limited was the sale of the Payments and Healthcare businesses.

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

D. Property, Plants and Equipment

The Company’s principal executive and administrative offices are located in Dublin, Ireland. The Company’s principal trading offices for North and South America are located in the Dallas, Texas metropolitan area. The Company also has offices for research and development in the San Jose, California and sales and marketing personnel in the San Jose, California, London, United Kingdom and Rotterdam, The Netherlands metropolitan areas. We believe the Company’s current facilities are sufficient for the conduct of its business for the foreseeable future.

As at January 31, 2010, we leased the facilities described below for our continued operations:

Description	Square Footage	Used by The Company	Sub-Leased to Third Party	Available For Sub-Lease	Earliest Lease Termination Date
Ireland
Dublin	1,980	1,980	—	—	2010

USA
Dallas, Texas	34,453	22,549	11,904	—	2014
San Jose, California	6,223	6,223	—	—	2014

United Kingdom
London	1,059	1,059	—	—	2010

The Netherlands
Rotterdam	635	635	—	—	2010

The Dublin property is our corporate administration headquarters. This property lease expires in October 2011 and can be terminated with six months notice. The Dallas property is our main operating headquarters in the U.S. The San Jose property is a sales and marketing and research and development center primarily for our Unity Financial GRC Suite product. The London property is our main EMEA operating center and the property lease is up for renewal in December 2010. Management is currently reviewing its options regarding this lease. The Rotterdam property is a sales and marketing centre and the property lease is renewable on an annual basis.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements for the periods specified including the notes thereto included elsewhere in this Form 20-F as well as Item 3.A “Key Information—Selected Consolidated Financial Data”. The following discussion and analysis of financial condition, changes in financial condition and results of operations contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about customer demand, plans and objectives of management and market growth and opportunity. The words “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that are difficult to predict. Actual results could differ materially from those indicated by such forward looking statements as a result of risks set forth in the following discussion and those set forth in Item 3.D “Key Information—Risk Factors”. The Company undertakes no obligation to update publicly any forward-looking statements in this Form 20-F.

A. Operating Results

Overview

We are a leading global provider of integrated financial governance, risk management, and compliance (GRC) software solutions for commercial, financial and healthcare markets. Our recognized expertise in reconciliation process management, financial data aggregation, financial close and reporting, risk management and compliance enables customers to gain greater visibility and control over their financial processes leading to better overall business performance.

Over 570 organizations are realizing the benefits of Trintech’s configurable and highly scalable solutions to: improve performance through stronger management of the revenue cycle and disbursements; ensure the accuracy and integrity of financial data; identify and reduce transaction risk; improve the quality and timelines of financial reporting; and strengthen internal controls to support compliance requirements.

The Company split its operations between Payments and GRC prior to fiscal 2007. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc.

The Company split its operations between GRC and the Healthcare segment from fiscal 2007 through the third quarter of fiscal 2010. On April 1, 2010 the Company sold the Healthcare business to The Advisory Board Company. As a result, the financial results reflect the healthcare business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cash flows, have been reclassified accordingly.

As of January 31, 2010, we have only one business and operate in one industry segment of Financial GRC.

The disclosure below reflects the results of operations from the continuing business.

GRC Business

Financial GRC is primarily engaged in marketing and selling licenses for the Company’s financial GRC software and related maintenance, development and installation services. GRC includes the business of DataFlow which is engaged in the retrieval, processing, aggregation and delivery of all transaction data in daily bank statements. The Financial GRC business generated revenues of US$28.5 million in fiscal 2008, US$34.3 million in fiscal 2009 and US$32.5 million in fiscal 2010. The Financial GRC business has a customer base of in excess of 50,000 users in more than 570 customers, including 48% of the Fortune 50 and 22% of the Fortune 500 companies.

Over the last year, the Company has taken a number of steps to build the Financial GRC business and expand its product offering, as follows:

•

In February 2009, the Company announced the availability of Unity 10.2, the latest release of its application for integrating financial and compliance data while maximizing staff efficiencies and return on investment. Trintech’s Unity 10.2 application delivers numerous market, regulatory, and customer driven functional enhancements including level IV XBRL capabilities in accordance with the most recent SEC mandates for financial reporting. Additional enhancements have been made across the Unity suite of compliance, risk and financial close and financial reporting applications with particular emphasis on further streamlining the regulatory disclosure preparation and review processes.

•

In July 2009, the Company announced the availability of Unity Xtensible Financial Reporting (XFR), a financial reporting software solution with embedded support for the tagging and output of XBRL-compliant financial statements. workflow, task management, review and approval of financial close processes.

•

In August 2009, the Company announced the release of ReconNET 8.0, its next-generation reconciliation and exception management software. ReconNET 8.0 allows finance teams to automate even the most complex reconciliation and exception management processes. The software expands a customer’s ability to interface with external platforms and databases, including Oracle 11g and more recent versions of Microsoft SQL server and Windows operating systems.

•

In September 2009, the Company announced the release of AssureNET GL 5.0, the leading balance sheet reconciliation software solution for automating and controlling the financial close process. AssureNET GL 5.0 helps senior financial accounting managers comply with increasingly complicated regulatory mandates such as the Sarbanes Oxley Act while reducing costs and increasing confidence in financial results. The newest version of the software offers customers more immediate return on investment with configurable automated matching processors and additional efficiencies such as Single Sign-On and enhanced reporting capabilities. AssureNET GL is used by more than 100 global blue chip customers, and is a component of Trintech’s Unity Financial GRC platform, a suite of modular software that enables companies to meet their financial governance, risk management and compliance goals.

•

In November 2009, the Company announced that it has embedded the Fujitsu Interstage® XWand® XBRL processing engine into the Trintech Unity Xtensible Financial Reporting (XFR) software module, dramatically extending the ability of Trintech clients to create, manage and validate XBRL-compliant financial statements, including Edgar Filer Manual (EFM) validation. Trintech’s Unity XFR solution is an external financial reporting software module with advanced workflow, document management and XBRL tagging features to help businesses comply with current and planned regulatory mandates dictating the use of XBRL in financial statements. Unity XFR has supported embedded XBRL tagging capabilities since 2007, but with the integration of Fujitsu Interstage XWand, Trintech can now offer its tagging user experience on top of a leading XBRL processing engine. Unity XFR is part of Trintech’s Unity Financial GRC Software Suite.

In fiscal 2010, the Company continued its investment program to drive financial governance, risk management and compliance (GRC) revenue growth in vertical markets such as healthcare, energy, financial services, technology, retail and manufacturing.

On March 2, 2010, the Company signed a definitive agreement for the sale of Concuity to The Advisory Board Company for US$34.5 million in cash, subject to the following adjustments: (1) a total escrow amount of US$6 million of which US$2 million and US$4 million will be held for a period of 9 and 18 months, respectively from the closing date to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement and (2) an initial negative adjustment of US$551,000 tied to the net working capital of the Healthcare business as at the closing date, which is expected to be finalized within 90 days of the closing date. The sale was successfully completed on April 1, 2010. Following this sale, the Company has over US$47 million in cash which will provide additional financial strength to grow our core financial GRC market share globally.

The Financial GRC business was tested for impairment as at January 31, 2010 and it was concluded that its goodwill and intangible assets were not impaired.

Revenues

The Company’s total revenues are primarily derived from two sources:

License Revenues. Software license revenues, which represented 62% of total revenues in fiscal 2010, are derived from license fees from the Company’s financial GRC software and the provision of related support and maintenance services to customers. Customer support and maintenance fees are established as a percentage of the software license price, typically ranging from 15% to 18% per year, and are generally paid annually. The Company also licenses the Company’s software where the Company hosts the software on the customer’s behalf.

Service Revenues. The Company derives service revenues, which represented 38% of total revenues in fiscal 2010, from data delivery services, SaaS fees, consulting services, educational and training services, customization services and implementation services.

Total revenues from customers in the United States were US$28 million in fiscal 2010, US$29.5 million in fiscal 2009 and US$25.2 million in fiscal 2008. This represented 86% of total revenues in fiscal 2010 and fiscal 2009 and 88% of total revenues in fiscal 2008. Total revenues from customers located in Europe were US$2.8 million in fiscal 2010, US$3.8 million in fiscal 2009 and US$2.5 million in fiscal 2008. This represented 9% of total revenues in fiscal 2010, 11% of total revenues in fiscal 2009 and 9% of total revenues in fiscal 2008. Total revenues from customers located in the rest of the world were US$1.6 million in fiscal 2010, US$1.1 million in fiscal 2009 and US$1.0 million in fiscal 2008. This represented 5% of total revenues in fiscal 2010, 3% of total revenues in fiscal 2009 and 4% of total revenues in fiscal 2008.

Recurring revenues accounted for over 67% of total revenues in fiscal 2010 and were derived from the provision of annual license fees, transaction services, support and SaaS fees. Recurring revenues accounted for 59% and 56% of total revenues in fiscal 2009 and fiscal 2008, respectively.

Cost of Revenues

Cost of license revenues includes shipping, software documentation, labor, third-party license fees, the cost of providing after-sale support and maintenance services to customers, the amortization of acquired technology costs and other costs associated with the delivery of software products from which license revenues are derived. Cost of service revenues includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

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

Taxation

The Company operates as a holding company with operating subsidiaries in the Republic of Ireland, the United Kingdom, the United States and two subsidiaries in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated except for Trintech Group Finance Limited which is incorporated in the Cayman Islands and has been tax resident in the Republic of Ireland since March 18, 2010. From that date, this company’s taxable income will be subject to Irish corporation tax at 12.5%. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, the Company’s consolidated effective tax rate may increase to the extent that the Company reports tax losses in some subsidiaries and taxable income in others. In addition, the Company’s tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and share-based compensation.

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

Currencies

A portion of the Company’s revenues, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations, primarily the U.S. dollar with the euro and the pound sterling, and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and a quarterly basis. As a result of such currency fluctuations, the Company recognized exchange gains of US$444,000, US$331,000 and US$229,000 in fiscal 2008, 2009 and 2010, respectively. From time to time the Company has in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. The Company expects to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

Share-based Compensation

The Company recognizes share-based compensation in accordance with FASB ASC 718, “Stock Compensation”. The Company anticipates it will recognize an aggregate of US$426,000 of share-based compensation in fiscal years 2011 to 2014 from continuing operations. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

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

Due to the difficult business trading environment in the U.S. in fiscal 2009, the Company established a restructuring plan to rationalize, integrate and re-align the resources of the Company. This restructuring plan included workforce reductions and the abandonment of excess lease facilities. The workforce reduction was designed to eliminate duplicate staff positions following the acquisition of the Movaris business and to enable the Company to better align its cost structure during the current economic downturn, which had adversely impacted revenues, elongated selling cycles, and delayed, suspended or reduced the demand for certain products. The lease facility reductions allowed the Company to consolidate its workforce within its offices to better match their size and needs; it also was designed to allow the Company to match operational costs more closely with projected need levels. Prior to the implementation of the restructuring plan, both the workforce and the facilities were larger than necessary for the Company’s level of business activity.

The restructuring program resulted in costs incurred primarily for workforce reduction across certain business functions and additional abandoned excess lease facilities in San Jose, California. During fiscal 2009, the Company incurred US$252,000 in restructuring expense of which US$222,000 were severance costs for workforce reductions and US$30,000 related to the abandonment of an additional 15% of excess lease facilities in San Jose which is included in the line item “Restructuring Charges” in the consolidated statement of operations for the year ended January 31, 2009. The US$252,000 restructuring charge for fiscal 2009 comprised US$212,000 for the GRC segment and US$40,000 for the Healthcare segment which is reflected in net loss from discontinued operations.

The business environment had not significantly improved as the Company moved into fiscal 2010 and as a result the Company had additional workforce reductions of US$253,000 in fiscal 2010 of which US$244,000 was for the GRC segment and US$9,000 for the Healthcare segment which is reflected in net loss from discontinued operations. The restructuring plan is now complete. The cumulative amount of restructuring charges under this plan was US$505,000.

Acquisition and Divestiture History

On February 14, 2008, the Company acquired the outstanding shares of Movaris, Inc., a privately held company in the U.S. for a total final consideration of US$8.8 million. The total purchase costs comprise US$7.1 million in cash, 507,765 Trintech American Depositary Shares (ADSs) amounting to US$1.3 million valued at the time of the closing of the acquisition and transaction costs of US$385,000. The ADSs were subject to a lock-up arrangement that expired on February 14, 2009. The initial total purchase costs of US$8.8 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$3.3 million, goodwill of US$5.7 million and net liabilities assumed of US$240,000. The acquisition was accounted for in accordance with FASB ASC 350 “Goodwill and Other Intangible Assets”. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

On March 2, 2010, the Company signed a definitive agreement for the sale of Concuity to The Advisory Board Company for US$27.9 million in cash, subject to the following adjustments: (1) a total escrow amount of US$6 million of which US$2 million and US$4 million will be held for a period of 9 and 18 months, respectively from the closing date to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement and (2) an initial negative adjustment of US$551,000 tied to the net working capital of the Healthcare business as at the closing date, which is expected to be finalized within 90 days of the closing date. The sale was successfully completed on April 1, 2010. As a result of this transaction, the healthcare business is reported as a discontinued operation in the accompanying consolidated financial statements. All prior period financial statements, except the consolidated statement of cash flows, have been restated accordingly.

The GRC segment was tested for impairment as at January 31, 2008, 2009 and 2010 and no goodwill impairments were recognized for fiscal years 2008, 2009 and 2010.

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

The Company recognizes license revenue in accordance with FASB ASC 605-10 “Revenue Recognition” and FASB ASC 985-605 “Software Revenue Recognition”. For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenues when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable.

If the license fee due from the customer is not fixed or determinable, revenues are recognized as payment becomes due, assuming all other revenue recognition criteria have been met. We assess whether fees are fixed or determinable at the time of sale and recognize revenues if all other revenue recognition requirements are met. Our standard payment terms are net 30 days; however, terms may vary based on the country in which the agreement is executed. Payments that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. If collection of the fees from the customer is not considered probable, revenue is recognized when the fee is collected. Revenue arrangements with resellers are recognized, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

FASB ASC 985-605, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company’s determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

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

Service revenues are derived mainly from implementation, training, SaaS and hosting services. Implementation and training services are provided primarily on a time and materials basis for which revenues are recognized in the period that the services are provided.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed.

The Company also offers hosting arrangements. With hosting arrangements the Company installs and runs software applications through its own or a third-party’s servers giving customers access to the application via the internet or a dedicated line. Hosting arrangements are within the scope of FASB ASC 985-605 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, and VSOE has been established for the hosting element, revenue is recognized on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognized ratably as the service is provided.

In SaaS term-based arrangements, where the customer does not have the contractual right to take possession of software, SaaS fees are recognized on a monthly basis over the term of the contract commencing when the customer has access to the software. For SaaS arrangements, we evaluate whether each of the elements in these arrangements represents a separate unit of accounting, as defined by FASB ASC 605-25, using all applicable facts and circumstances, including whether (i) we sell or could readily sell the element unaccompanied by the other elements, (ii) the element has stand-alone value to the customer, (iii) there is objective reliable evidence of the fair value of the undelivered item, and (iv) there is a general right of return. Revenues from our SaaS operations are recognized in accordance with FASB ASC 605-10, generally over the term of the contract. SaaS agreements are generally one to five years in duration and provide for quarterly billing. Revenues related to the customer’s initial set up and implementation that we determine not to have a stand-alone value to the customer are deferred and subsequently recognized over the expected term of the SaaS agreement.

Cost of Revenues

Cost of license revenues includes shipping, software documentation, labor, third-party license fees, the cost of providing after-sale support and maintenance services to customers, amortization of acquired technology costs and other costs associated with the delivery of software products from which license revenues are derived. Cost of service revenues includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

The Company defers sales commission and implementation costs on Healthcare SaaS contracts. Deferred commission is recorded as an asset and then amortized over the future revenue streams of the Healthcare customer contracts. Amortization of deferred commissions is included in net loss from discontinued operations in the consolidated statements of operations. The implementation costs incurred prior to revenue recognition are deferred and amortized over the remaining contract term which typically ranges from 24 to 60 months. These deferred costs are included in assets held for sale and in discontinued operations in the accompanying consolidated balance sheets. Amortization of deferred implementation costs is included in net loss from discontinued operations in the consolidated statements of operations.

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

The Company follows FASB ASC 815, “Accounting for Derivative Instruments and Hedging Activities”, as amended, and related guidance. FASB ASC 815 establishes accounting and reporting standards for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge accounting, as well as the ineffective portion of any hedges, are recognized in earnings. All of the Company’s derivative financial instruments are recorded at their fair value in other accrued liabilities.

Research and Development

FASB ASC 985, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Research and development expenditures are generally charged to operations as incurred.

Intangible Assets

Intangible assets represent costs of technology acquired which have reached technological feasibility, the fair value at date of acquisition of an acquired customer base, trade names and non-compete covenants related to the Company’s acquisitions as described in Note 16. The costs of technology have been capitalized and will be written off over their useful economic lives in accordance with FASB ASC 350, “Goodwill and Other Intangible Assets”. The remaining cost associated with the non-current assets will be written off over a maximum of five years. Amortization expense for the years ended January 31, 2008, 2009 and 2010 was US$1 million, US$1.4 million and US$1.1 million, respectively for continuing operations.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in various business acquisitions as described in Note 17. In accordance with the provisions of FASB ASC 350, “Goodwill and Other Intangible Assets”, the Company tests it annually for impairment.

Impairment of Non-current Assets and Goodwill.

The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of FASB ASC 350, “Goodwill and Other Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under-performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, (3) significant negative industry or economic trends, (4) a significant decline in the Company’s share price for a sustained period, and (5) the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

The GRC segment was tested for impairment as at January 31, 2008, 2009 and 2010 and no goodwill impairments were recognized for fiscal years 2008, 2009 and 2010.

The Company also assesses the impairment of long-lived assets, in accordance with FASB ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets” on a periodic basis. For the purpose of FASB ASC 360, impairment is the condition that exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

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

No impairments of long-lived assets were recognized for fiscal years 2008, 2009 and 2010.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

Motor vehicles, computers and office equipment, fixtures and fittings—3 years

Leasehold improvements are amortized over the lesser of the leasehold improvements useful life or the lease term.

Depreciation expense for continuing operations was US$537,000, US$504,000 and US$409,000 in fiscal years 2008, 2009 and 2010, respectively. Included in the fiscal 2010 expense is depreciation relating to capital leases of US$19,000.

Net Income (Loss) per Ordinary Share

Basic net income (loss) per share is calculated using net income (loss) divided by the weighted-average number of ordinary shares outstanding for the period. Diluted net income (loss) per share is calculated using net income (loss) divided by the weighted-average number of ordinary shares outstanding for the period, plus dilutive potential ordinary shares outstanding during the period.

Basic and diluted net income (loss) per share is calculated in accordance with FASB ASC 260 “Earnings per Share”.

Concentration of Credit Risk

The Company sells its products primarily to commercial, financial and healthcare markets. While a relatively small number of customers have historically accounted for a significant portion of the Company’s revenues, management believes that these customers are credit worthy and, accordingly, minimal credit risk exists with respect to these customers. The Company performs ongoing credit evaluations on its customers and maintains reserves for potential credit losses. Generally such losses have been within management’s expectations. The Company had an allowance for doubtful accounts of US$261,000 and US$97,000 at January 31, 2009 and 2010, respectively for continuing operations. The Company generally requires no collateral from its customers. The Company had bad debt write-offs amounting to US$34,000 for fiscal 2008, US$53,000 for fiscal 2009 and US$103,000 in fiscal 2010, which were fully covered by the bad debt provision.

The Company invests its excess cash in U.S. governmental securities and low-risk, short-term deposit accounts and money market funds with high credit-quality banks in the United States, Luxembourg, United Kingdom and Ireland. At January 31, 2010, US$19.9 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

Allowance for Doubtful Accounts.

The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectability of specific customer accounts and the aging of accounts receivable. The Company maintains an allowance for doubtful accounts at an amount the Company estimates to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when the Company assesses the realizability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers was to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount we reasonably believe will be collected.

Share-based Compensation

The Company recognizes share-based compensation in accordance with FASB ASC 718, “Stock Compensation”. The Company anticipates it will recognize an aggregate of US$471,000 of share-based compensation in fiscal years 2011 to 2014. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Advertising and Promotion Expense

All costs associated with advertising are expensed as incurred. Advertising and promotion expense for continuing operations was US$781,000, US$901,000 and US$1.1 million for fiscal years 2008, 2009 and 2010 respectively.

Compensated Absences

At January 31, 2009 and 2010, the Company had a liability for compensated absences for continuing operations of US$420,000 and US$342,000, respectively.

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

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which sometimes result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

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

Results of Operations

The following table presents the Company’s results of operations expressed as a percentage of total revenues, after giving effect to rounding, for the periods indicated:

	Year Ended January 31,
	2008	2009	2010
	%	%	%
Revenues:
License	58	57	62
Service	42	43	38

Total revenues	100	100	100

Cost of revenues:
License	5	7	8
Amortization of purchased technology	1	1	1
Service	20	21	18

Total cost of revenues	26	29	27

Gross margin	74	71	73

Operating expenses:
Research and development	13	13	14
Sales and marketing	30	31	25
General and administrative	32	25	23
Restructuring charge	—	1	1
Amortization of purchased intangible assets	3	3	3

Total operating expenses	78	73	66

(Loss) income from operations	(4)	(2)	7
Interest income, net	4	1	0
Exchange gain, net	2	1	1

Income before provision for income taxes	2	0	8
Provision for income taxes	(4)	1	0

Net (loss) income from continued operations	(2)	1	8

Loss from discontinued operations	(13)	(7)	(3)
Profit on sale of discontinued operations	—	2	—

Net loss from discontinued operations	(13)	(5)	(3)

Net (loss) income	(15)	(4)	5

Fiscal Year Ended January 31, 2010 Compared To Fiscal Year Ended January 31, 2009

Revenues

Revenues	Year ended January 31, 2010	Year ended January 31, 2009	Increase (decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
License revenues	20,140	19,614	526	3%
Service revenues	12,325	14,697	(2,372)	(16)%

Total revenues	32,465	34,311	(1,846)	(5)%

Total Revenues. There were no customers who individually accounted for more than 10% of total revenues in either period.

License. The increase in license revenues was due to stronger maintenance renewals from existing customers in the U.S. market. This increase was partially offset by a reduction in non-recurring license revenue primarily in Europe which was caused by continued economic uncertainty during the year.

Service. The decrease in service revenues in fiscal 2010 was primarily due to a fall in professional service revenues in both the U.S. and European markets. This was due to a higher professional service revenue backlog available in the prior year and a fall in non-recurring license sales in fiscal 2010 due to the continued economic uncertainty mentioned above.

Cost of Revenues

Cost of revenues	Year ended January 31, 2010	Year ended January 31, 2009	Increase (decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
License	2,736	2,246	490	22%
Amortization of purchased technology	248	417	(169)	(41)%
Service	5,855	7,248	(1,393)	(19)%

Total cost of revenues	8,839	9,911	(1,072)	(11)%

Total Cost of Revenues. The total revenues decreased by 5% in fiscal 2010 compared to the prior year and the total cost of revenues decreased by 11% as discussed below. This had the effect of increasing gross margin by 2% compared to the prior year.

License. The increase in the cost of license revenues in absolute dollars and in percentage terms in fiscal 2010 compared to the prior year was due to increased third party license and reseller costs and an increase in internal salary costs. The increase in third party license costs is due to the increased sales of certain software products which require third party licenses for components of the software. The cost of license revenues as a percentage of license revenues in fiscal 2010 increased to 14% compared to 11% in the prior year.

Amortization of purchased technology. The decrease in amortization of purchased technology in fiscal 2010 was due to technology relating to the Assurity acquisition being fully amortized at the end of fiscal 2009.

Service. Cost of service revenues decreased in fiscal 2010 in absolute dollars and in percentage terms as compared to cost of service revenues in the prior year. These costs represented 48% of service revenues in fiscal 2010 compared to 49% in the prior year. The decrease in service costs was primarily due to a reduced salaries and benefits cost due to reduced headcount and lower commissions and a reduction in travel expenses associated with performance of services.

Operating Expenses

Operating expenses	Year ended January 31, 2010	Year ended January 31, 2009	Decrease from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Research and development	4,581	4,620	(39)	(1)%
Sales and marketing	8,032	10,656	(2,624)	(25)%
General and administrative	7,489	8,654	(1,165)	(13)%
Amortization of purchased intangible assets	855	933	(78)	(8)%

Research and development. There was a slight decrease in research and development expenses in fiscal 2010 primarily due to a reduction in personnel which was almost fully offset by increased external contractor costs.

Sales and marketing. The decrease in sales and marketing expenses in fiscal 2010 was primarily due to a reduction in salaries and benefits due to reduced headcount and reduced commissions and bonuses. There was also a reduction in marketing expenditures incurred during fiscal 2010 and a reduction in travelling costs due to a decrease in personnel.

General and administrative. The decrease in general and administrative expenses in fiscal 2010 was primarily due to a reduction in occupancy costs for our Dublin and San Jose offices and an overall reduction in salary, travel, office and other expenses compared to the prior year.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2004, fiscal 2007 and fiscal 2009. The decrease in amortization of purchased intangible assets in fiscal 2010 was primarily due to the Dataflow acquisition being fully amortized in the third quarter of fiscal 2010 compared to a full year’s amortization in fiscal 2009.

Interest income, net. Interest income, net consists of interest income and interest expense. Interest income, net decreased to US$50,000 in fiscal 2010 compared to US$334,000 in fiscal 2009. The decrease was due to lower U.S. interest rates compared to the prior year.

Provision for Income Taxes. Provision for income taxes was US$138,000 in fiscal 2010 compared to US$356,000 credit in fiscal 2009. The tax provision in fiscal 2010 was primarily related to state taxes payable in the U.S. In fiscal 2009, the Company recorded a deferred tax credit of US$515,000 for deductible timing differences incurred during that period which were related to the Movaris acquisition in February 2008 and U.S. net operating losses incurred during the period. The Company also recorded a tax provision of US$159,000 in fiscal 2009 relating to state taxes payable in the US and income taxes payable in the UK and Ireland tax jurisdictions.

Loss from discontinued operations, net of tax. On March 2, 2010, the Company signed a definitive agreement for the sale of its Healthcare division, Concuity, to The Advisory Board Company. The sale was successfully completed on April 1, 2010. As a result of this transaction, the Healthcare business is reported as discontinued operations in the accompanying consolidated financial statements. All prior period financial statements, except the consolidated statement of cash flows, have been restated accordingly.

As a result, the loss from discontinued operations for fiscal 2010 was US$1.1 million. The loss from discontinued operations for fiscal 2009 was US$1.6 million which included a profit on sale of US$920,000 realized, net of legal charges from a settlement of indemnification claims by VeriFone Holdings, Inc. that were part of the escrow amount held back against any claims arising from the sale of the Payments business to VeriFone Holdings, Inc in September 2006.

Revenues

Fiscal Year Ended January 31, 2009 Compared To Fiscal Year Ended January 31, 2008

Revenues	Year ended January 31, 2009	Year ended January 31, 2008	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
License revenues	19,614	16,640	2,974	18%
Service revenues	14,697	11,907	2,790	23%

Total revenues	34,311	28,547	5,764	20%

Total Revenues. There were no customers who individually accounted for more than 10% of total revenues in either period.

License. The increase in license revenues in fiscal 2009 was primarily due to revenues generated from the Movaris business acquired in February 2008, strong AssureNET license sales and strong maintenance renewals for all products.

Service. The increase in service revenues in fiscal 2009 was primarily due to revenues generated from the Movaris business acquired in February 2008, an increase in revenues from SaaS services and strong professional service revenues.

Cost of Revenues

Cost of revenues	Year ended January 31, 2009	Year ended January 31, 2008	Increase from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
License	2,246	1,573	673	43%
Amortization of purchased technology	417	178	239	134%
Service	7,248	5,737	1,511	26%

Total Cost of revenues	9,911	7,488	2,423	32%

Total Cost of Revenues. Although total revenues increased by 20% in fiscal 2009 compared to the prior year, the total cost of revenues increased by 32% as discussed below. This had the effect of decreasing gross margin by 3% compared to the prior year.

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

Service. Cost of service revenues increased in fiscal 2009 in absolute dollars and in percentage terms as compared to cost of service revenues in the prior year. These costs represented 49% of service revenues in fiscal 2009 compared to 48% in the prior year. The increase in service costs was primarily due to costs associated with servicing customers of the newly acquired Movaris business and an increase in salary costs.

Operating Expenses

Operating expenses	Year ended January 31, 2009	Year ended January 31, 2008	Increase (decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Research and development	4,620	3,636	984	27%
Sales and marketing	10,656	8,605	2,051	24%
General and administrative	8,654	9,021	(367)	(4)%
Amortization of purchased intangible assets	933	834	99	12%

Research and development. The increase in research and development expenses in fiscal 2009 was primarily due to higher average headcount and additional external contractor costs associated with the Movaris business acquired in the first quarter of fiscal 2009.

Sales and marketing. The increase in sales and marketing expenses in fiscal 2009 was primarily due to additional costs associated with the Movaris business acquired in the first quarter of fiscal 2009.

General and administrative. The decrease in general and administrative expenses in fiscal 2009 was primarily due to additional costs associated with the Movaris acquisition which were more than offset by a reduction in corporate salary costs and occupancy costs for the Dallas and Dublin offices.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consisted primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2004, fiscal 2007 and fiscal 2009. The increase in amortization of purchased intangible assets in fiscal 2009 relates to the Movaris acquisition in the first quarter of fiscal 2009, which was partly offset by the reduction in Globeset amortization being fully amortized at the end of fiscal 2008.

Interest income, net. Interest income, net consists of interest income and interest expense. Interest income, net decreased to US$334,000 in fiscal 2009 compared to US$1.1 million in fiscal 2008. The decrease was due to lower deposit balances and lower U.S. interest rates compared to the prior year.

Provision for income taxes. Provision for income taxes was US$356,000 credit in fiscal 2009 compared to a US$1 million charge for fiscal 2008. In fiscal 2009, the Company recorded a deferred tax credit of US$515,000 for deductible timing differences incurred during that period which were related to the Movaris acquisition in February 2008 and U.S. net operating losses incurred during the period. The Company also recorded a tax provision of US$159,000 in fiscal 2009 relating to state taxes payable in the U.S. and income taxes payable in the UK and Ireland tax jurisdictions. During fiscal 2008, the Company recorded a deferred tax expense of US$258,000 in relation to US net operating losses and deductible timing differences during that period. The fiscal 2008 charge also included US$465,000 in relation to excess tax benefits associated with the exercise of company stock options by employees in the United States and a tax expense of US$288,000 which was primarily due to taxes payable in our U.S. and UK tax jurisdictions.

Loss from discontinued operations, net of tax. On March 2, 2010, the Company signed a definitive agreement for the sale of its Healthcare division, Concuity, to The Advisory Board Company. The sale was successfully completed on April 1, 2010. As a result of this transaction, the Healthcare business is reported as discontinued operations in the accompanying consolidated financial statements. All prior period financial statements, except the consolidated statement of cash flows, have been restated accordingly.

As a result, the loss on discontinued operations for fiscal 2009 for the Healthcare business was US$2.5 million. There was also a profit on sale of US$920,000 realized, net of legal charges from a settlement of indemnification claims by VeriFone Holdings, Inc. that were part of the escrow amount held back against any claims arising from the sale of the payments business to VeriFone Holdings, Inc in September 2006.

The loss on discontinued operations for fiscal 2008 was US$3.7 million.

Segment Information

The Company split its operations between Payments and GRC prior to fiscal 2007. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc.

The Company split its operations between GRC and the Healthcare segment from fiscal 2007 through the third quarter of fiscal 2010. In the fourth quarter, the Company determined that its Healthcare business was a discontinued operation and therefore was no longer an operating segment. On April 1, 2010 the Company sold its Healthcare business to The Advisory Board Company. All prior period statements, except the consolidated statements of cash flows, have been reclassified accordingly.

As of January 31, 2010, the Company had one business and operated in one industry segment of Financial GRC.

B. Liquidity and Capital Resources

As of January 31, 2010, the Company had net working capital of US$18.5 million, including cash and cash equivalents totaling US$19.9 million.

The Company has an unsecured overdraft facility of €2.4 million (approximately US$3.4 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 2.03% as at January 31, 2010. The Company had no bank overdraft at January 31, 2010. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand.

The summary cash flow information below includes cash from continuing and discontinued operations:

Summary Cash flow	2008	2009	2010
	(U.S. dollars in thousands)
Net cash (used in) provided by operating activities	(1,402)	3,864	4,677
Net cash used in investing activities	(1,883)	(9,142)	(2,068)
Net cash provided by (used in) financing activities	1,171	(122)	(26)
Effect of exchange rate changes on cash and cash equivalents	114	(1,003)	(17)
Cash and cash equivalents at the end of period	23,766	17,363	19,929

•	Net cash (used in) provided by operating activities

Net cash provided by operating activities was US$4.7 million in fiscal 2010 and US$3.9 million in fiscal 2009. Net cash used in operating activities was US$1.4 million in fiscal 2008. Net cash provided by operating activities in fiscal 2010 resulted from net income from operations, excluding depreciation, amortization of intangible assets, share-based compensation and effect of change in exchange rates, in the aggregate of US$4.7 million and an increase in working capital of US$60,000. Net cash provided by operating activities in fiscal 2009 resulted from net loss from operations, excluding depreciation, amortization of intangible assets, profit on sale of payments business, share-based compensation and effect of change in exchange rates, in the aggregate of US$1.8 million and a decrease in working capital of US$2.1 million. Net cash used in operating activities in fiscal 2008 resulted from net loss from operations, excluding depreciation, amortization of intangible assets, share-based compensation and effect of change in exchange rates, in the aggregate of US$334,000 and an increase in working capital of US$1.1 million.

•	Net cash used in investing activities

Net cash used in investing activities was US$2.1 million, US$9.1 million and US$1.9 million for fiscal 2010, 2009 and 2008, respectively. Net cash used in investing activities in fiscal 2010 comprised payments relating to the performance based final earn-out payments relating to the Assurity and Concuity acquisitions of US$1 million and US$1.9 million, respectively, and capital expenditure of US$268,000 which was partly offset by a decrease in restricted cash deposits of US$1.1 million. Net cash used in investing activities in fiscal 2009 comprised payments relating to the acquisition of the Movaris and Assurity businesses of US$7.4 million and US$1.4 million, respectively, an increase in restricted cash deposits of US$975,000 and capital expenditure of US$271,000 which was partly offset by proceeds relating to the sale of discontinued operations, net of US$920,000. Net cash used in investing activities in fiscal 2008 resulted from acquisition payments relating to the acquisition of the Assurity business of US$855,000, US$116,000 relating to Concuity acquisition transaction costs, US$331,000 payments relating to the sale of the Payments business, US$581,000 relating to capital expenditure and an increase in restricted cash deposits of US$338,000. These payments were partly offset by proceeds of US$338,000 from the sale of property, plant and equipment.

•	Net cash provided by (used in) financing activities

Net cash used in financing activities was US$26,000 and US$122,000 for fiscal 2010 and fiscal 2009, respectively. Net cash provided by financing activities was US$1.2 million for fiscal 2008. Net cash used in financing activities in fiscal 2010 consisted of principal payments on capital leases of US$156,000 which was partially offset by the proceeds from the issuance of the Company’s ordinary shares of US$130,000 arising from the exercise of share options. Net cash used in financing activities in fiscal 2009 consisted of principal payments on capital leases of US$146,000 and purchase of treasury shares of US$100,000 which was partly offset by proceeds from the issuance of the Company’s ordinary shares to the value of US$124,000 arising from the exercise of share options. Net cash provided by financing activities in fiscal 2008 consisted of proceeds from the issuance of Company’s ordinary shares to the value of US$799,000 arising from the exercise of share options and the non-cash excess tax benefit from share-based compensation plans of US$465,000 which was partially offset by principal payments on capital leases of US$93,000.

On April 1, 2010, the Company successfully concluded the sale of its Healthcare business to The Advisory Board Company and received US$27.9 million in cash on the same date. The sale price of US$34.5 million was subject to a total escrow amount of US$6 million escrow amount and an initial negative working capital adjustment of US$551,000. The Company is currently reviewing various investment alternatives on how to maximize the use of the additional cash resources now available to grow the business.

In July 2009, the Company’s shareholders re-approved an agreement between First Analysis Securities Corporation and the Company, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares up to an aggregate amount of US$5.0 million as determined by the board. Under the agreement, the Company’s ordinary shares could be acquired by purchasing ADSs on the open market, or in negotiated or block trades. The Company repurchased 69,612 ADSs (equivalent to 139,224 ordinary shares) under this program at a cost of approximately US$100,000 in fiscal 2009. The Company did not purchase any ADSs in fiscal 2010. As of January 31, 2010, approximately US$2.8 million remained available for future repurchases under this program.

As of January 31, 2010, contractual obligations relating to the lease commitments on the Company’s facilities totaled US$4.2 million, payable through fiscal 2015. The Company has estimated it will incur US$3.2 million in net payments over the remaining period of the leases of which US$896,000 will be paid in fiscal 2011 and US$2.3 million thereafter.

As of January 31, 2010, the Company had no material commitments for capital expenditures or strategic investments.

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

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. The Company does not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward foreign exchange rate contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy, we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of January 31, 2010, the Company had one forward foreign exchange rate contract maturing in fiscal 2011 to sell US$214,000 and receive euro in return. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. The fair value of the contract as of January 31, 2010 was negative US$5,000.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. At January 31, 2010, the Company had no currency options.

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

C. Research and Development, Patents and Licenses, etc.

For a discussion of the Company’s research and development activities, patents and licenses, please see Item 4 Section B “Information on the Company—Business Overview—Research and Development”.

D. Trend Information

For a discussion of significant recent trends in the Company’s financial condition and results of operations, please see Item 5.A “Operating and Financial Review and Prospects—Operating Results” and 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

E. Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at January 31, 2010.

F. Tabular Disclosure of Contractual Obligations

The table below presents the principal categories of our contractual obligations as of January 31, 2010:

Contractual obligations

	Total	Less than 1 Year	1-3 Years	3-5 Years
	(U.S. dollars in thousands)
Operating lease obligations	4,196	1,107	3,067	22
Derivatives—Foreign forward exchange rate contracts	214	214	—	—

Total	4,410	1,321	3,067	22

G. Safe harbor

Refer to forward looking statements on page 2 of this Form 20-F.

H. Non-GAAP financial measures

Reconciliation of GAAP to Non-GAAP Financial Measures

The following presentation includes certain non-GAAP measures in accordance with SEC’s Regulation G. The Company believes that the presentation of non-GAAP financial measures provides useful information to management and investors regarding financial and business trends related to its results of operations and that when non-GAAP financial information is viewed with GAAP financial information, investors are provided with a more meaningful understanding of the Company’s ongoing operating financial performance. This non-GAAP financial information is not intended to be considered in isolation, or as a substitute for GAAP financial measures.

Reconciliation of net (loss) income from continuing operations to adjusted EBITDA net income from continuing operations:

	Year ended January 31,
	2008	2009	2010
	(U.S. dollars in thousands)
Net (loss) income from continuing operations	(550)	346	2,566
Adjustments:
Depreciation	537	504	409
Amortization of purchased intangible assets	1,012	1,350	1,103
Share-based compensation	1,034	854	488
Restructuring charges	—	212	244
Interest income, net	(1,054)	(334)	(50)
Income taxes	1,011	(356)	138

Adjusted Earnings Before Interest, Taxation, Depreciation, Amortization, Restructuring and Share-based compensation (EBITDA) from continuing operations	1,990	2,576	4,898

Reconciliation of basic and diluted earnings per share from continuing operations to adjusted basic and diluted EBITDA per share from continuing operations:

	Year ended January 31,
	2008	2009	2010
	(U.S. dollar per share data)
Basic and diluted net (loss) income per Ordinary Share from continuing operations	(0.02)	0.01	0.08
Adjustments:
Depreciation	0.02	0.02	0.01
Amortization of purchased intangible assets	0.03	0.04	0.03
Share-based compensation	0.03	0.03	0.02
Restructuring charges	—	0.00	0.01
Interest income, net	(0.03)	(0.01)	(0.00)
Income taxes	0.03	(0.01)	0.00

Adjusted Basic and diluted EBITDA per Ordinary Share from continuing operations	0.06	0.08	0.15

Management believes Adjusted EBITDA net income from continuing operations is an important measure of Company performance without consideration of the non-operating income and expense adjusted above as it presents a clearer view of operational performance changes between the comparative periods.

Adjusted EBITDA (a non-GAAP measure) represents net income from continuing operations (a GAAP measure) and adding back depreciation, amortization of purchased intangible assets, share-based compensation, restructuring charge, interest income, net and income taxes as reported above.

Adjusted basic and diluted EBITDA net income per Ordinary Share from continuing operations (a non-GAAP measure) represents basic and diluted net income (loss) per Ordinary Share from continuing operations and adding back depreciation, amortization of purchased intangible assets, share-based compensation, restructuring charges, interest income, net and income taxes per share as reported above. Management uses EBITDA as a key performance indicator to monitor the performance of the business and to reward its staff through bonuses.

Reconciliation of operating expenses from continuing operations to adjusted EBITDA operating expenses from continuing operations:

	Year ended January 31,
	2008	2009	2010
	(U.S. dollars in thousands)
Total operating expenses from continuing operations	22,096	25,075	21,201
Adjustments:
Restructuring charges	—	(212)	(244)
Depreciation	(478)	(430)	(372)
Amortization of purchased intangible assets	(834)	(933)	(855)
Share-based compensation	(952)	(792)	(436)

Adjusted EBITDA operating expenses from continuing operations	19,832	22,708	19,294

Management believes Adjusted EBITDA operating expenses from continuing operations is an important measure of Company performance without consideration of the non-operating expense adjusted above as it presents a clearer view of operational performance changes between the comparative periods.

Adjusted EBITDA operating expenses (a non-GAAP measure) represents total operating expenses from continuing operations (a GAAP measure) and deducting depreciation, amortization of purchased intangible assets and share based compensation as reported above.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table presents information regarding the Company’s directors and senior executive management as of April 30, 2010:

Name	Age	Position
Executive Directors
Cyril P. McGuire	50	Chairman, Chief Executive Officer and Director
R. Paul Byrne	45	President and Director
Non-executive Directors
Kevin C. Shea	59	Director(1)(2)(3)
Robert M. Wadsworth	50	Director(1)(2)(3)
Trevor D. Sullivan	74	Director(2)(3)
Dr. Jim Mountjoy	64	Director(1)(3)
Other Senior Executive Management
John M. Harte	65	Executive Vice President
Joseph Seery	40	Vice President Finance, Group
David A. Colf	56	Vice President and General Counsel

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating and Corporate Governance Committee

Cyril P. McGuire, one of the Company’s co-founders, has served as a director since 1987, as Chairman of the Board since August 1999 and as the Company’s Chief Executive Officer since February 2002. From 1991 to August 1999, Mr. McGuire served as the Company’s President, and from 1987 to 1991, Mr. McGuire served as the Company’s Managing Director. Before co-founding Trintech, Mr. McGuire worked with the Industrial Credit Corporation plc, a leading Irish commercial bank, from 1982 to 1987, where his responsibilities included the appraisal of information technology investment projects. Mr. McGuire received a bachelor of commerce degree and master of business studies degree from University College Dublin. Mr. McGuire is a member of the Board of the UCD Michael Smurfit Graduate Business School and a member of the Marketing Institute of Ireland. Mr. McGuire currently resides in Dublin, Ireland.

R. Paul Byrne has served as a director since February 1997 and the Company’s President since February 2005. From January 1996 to July 2005, Mr. Byrne served as the Company’s Chief Financial Officer. Before joining the Company, Mr. Byrne was group financial controller at Lafferty Publications Limited, a publishing company located in Dublin, from September 1989 to December 1995. From 1985 through 1989, Mr. Byrne was an accountant with Price Waterhouse Coopers. Mr. Byrne received a bachelor of commerce and a diploma in professional accounting from University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland. Mr. Byrne currently resides in Dublin, Ireland.

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

Robert M. Wadsworth has served as a director since September 1998. Mr. Wadsworth joined Hancock Venture Partners, the predecessor to HarbourVest Partners, LLC in 1986. He is a Managing Director of HarbourVest, a global private equity firm, where he leads the firm’s activities in Direct Company investing. He manages many of the Firm’s investment activities in both the industrial and information technology sectors. He is currently a director of Network Engines, Inc. and VocalTec Communications, LTD., which are both public companies. He is also a director of Akibia, AWS Convergence (Weatherbug), Camstar Systems, Kinaxis, and several other U.S. and non-U.S. private companies. His prior experience includes management consulting with Booz, Allen & Hamilton, where he specialized in the areas of operations strategy and manufacturing productivity. He received a BS (magna cum laude) in Systems Engineering and Computer Science from the University of Virginia in 1982 and an MBA (with distinction) from Harvard Business School in 1986. Mr. Wadsworth serves as a Trustee of the University of Virginia School of Engineering & Applied Science and the Dana Hall School. Mr. Wadsworth currently resides in the United States.

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

David A. Colf joined us in February 2005 as the Company’s Vice President and General Counsel. From 1997 to 2005, Mr. Colf was with Hewlett-Packard Company in both the United States and Europe. Between 1992 and 1997, Mr. Colf was General Counsel at EMASS, a data storage company. From 1987 to 1992, Mr. Colf was an attorney with IBM. Mr. Colf earned his law degree at Washington and Lee University and holds a bachelor degree from the State University of New York. Mr. Colf currently resides in the United States.

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

B. Compensation

The aggregate compensation paid by the Company and its subsidiaries to the Company’s directors and senior executive management in fiscal 2010 totaled US$2.1 million, which was paid by the Company’s subsidiaries. Amounts paid include salary and pension, and other similar benefits. During fiscal 2010, we granted options to Directors, under the Directors and Consultants 2007 Scheme, to purchase an aggregate of 160,000 ordinary shares (80,000 equivalent ADSs) at a weighted average exercise price of US$0.92 per ordinary share (US$1.85 per ADS) with 160,000 ordinary shares (80,000 equivalent ADSs) vesting at the end of a one year term. During fiscal 2010, there were no options granted to executive officers. See discussion below—“Share Ownership”.

The following table sets forth information concerning the options outstanding to the Company’s current directors and senior executive management as of January 31, 2010:

Name	Number of Options Outstanding (per Equivalent ADS)	Exercise Price US$ per ADS	Expiration Date
R. Paul Byrne	716,294	2.45-5.82	2010-2015
John M. Harte	397,500	2.45-4.71	2010-2015
Cyril P. McGuire	204,167	2.45-4.71	2011-2015
Robert M. Wadsworth	130,000	1.16-4.76	2010-2016
Dr. Jim Mountjoy	145,000	1.16-5.29	2011-2016
Kevin C. Shea	135,000	1.16-4.76	2011-2016
Trevor D. Sullivan	120,000	1.16-4.76	2011-2016
David A. Colf	72,000	2.45-5.81	2012-2015
Joseph Seery	60,750	2.45-4.66	2011-2015

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

C. Board Practices

The Company’s memorandum and articles of association authorize no fewer than three or no more than fifteen directors. The Company’s shareholders may, from time to time, increase or reduce the number of directors by ordinary resolution. We currently have six directors.

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

Under the Company’s current board composition, at least two of the Company’s directors are required to retire at each annual general meeting of the shareholders. The following table sets forth certain information concerning the Company’s Board of Directors:

Name	Position	Date Board Service Began	Termination /Renewal Date of Current Office
Robert M. Wadsworth	Director	1998	Annual General Meeting 2010
Kevin C. Shea	Director	2000	Annual General Meeting 2012
Cyril P. McGuire	Director/Chairman/CEO	1987	Annual General Meeting 2010
Trevor D. Sullivan	Director	1991	Annual General Meeting 2011
R. Paul Byrne	Director/President	1997	Annual General Meeting 2011
Dr. Jim Mountjoy	Director	2004	Annual General Meeting 2012

Other than the employment agreements between the Company and its Chief Executive Officer and the Company and its President, which both provide for immediate cash severance and the accelerated vesting of all unvested share options upon termination of employment, there are no service contracts in effect between us and any of our directors providing for benefits upon termination of the directors’ employment.

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

D. Employees

We employed the following numbers of employees as of January 31, 2008, 2009 and 2010:

	As of January 31,
Category	2008	2009	2010
Research and development	25	28	26
Professional and support services	78	86	76
Sales and marketing	41	47	39
Administration	25	25	24
Discontinued operations	38	37	43

Total	207	223	208

Of the Company’s total number of employees, as of January 31, 2010, 21 were located in Europe and 187 were located in North America. The decrease in employee headcount was primarily due to restructuring which involved elimination of duplicate staff positions following the acquisition of the Movaris business in order to enable the Company to better align its cost structure during the current economic downturn, which had adversely impacted revenues, elongated selling cycles, and delayed, suspended or reduced the demand for certain products.

None of the Company’s employees are represented under collective bargaining agreements.

E. Share Ownership

For information concerning the beneficial ownership of the Company’s ADSs by the Company’s officers and directors, see Item 7 “Major Shareholders and Related Party Transactions”.

Option Schemes

We currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants to the Company and for the purpose of attracting and retaining the best available personnel to promote the success of the Company’s business. The aggregate number of shares which may be issued pursuant to the Company’s share-based compensation plans is 6,000,000 ordinary shares (3,000,000 equivalent ADSs) to be allocated among the plans by the Board of Directors. The 6,000,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 6,000,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of the Company’s ordinary shares then outstanding.

As of January 31, 2010, there were outstanding options to purchase an aggregate of 5,805,340 ordinary shares (2,902,670 equivalent ADSs) at exercise prices ranging from US$0.50 to US$2.96 per ordinary share (US$1.00 to US$5.92 per equivalent ADS) and expiration dates ranging from February 2010 to July 2016 under the Company’s share-based compensation plans. As of January 31, 2010, the Company’s directors and executive officers held options to purchase an aggregate of 3,961,422 ordinary shares (1,980,711 equivalent ADSs) at exercise prices ranging from US$0.58 to US$2.91 per ordinary share (US$1.16 to US$5.82 per equivalent ADS) and expiration dates ranging from July 2010 to July 2016.

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

In fiscal 2010, the Company granted 94,700 ordinary shares (47,350 equivalent ADSs) under the 2007 Plan at exercise prices ranging from US$0.57 to US$2.22 per ordinary share (US$1.15 to US$3.79 per equivalent ADS). In fiscal 2009, 1,418,000 ordinary shares (709,000 equivalent ADSs) were granted to the directors and key members of management at an exercise price of US$1.22 per ordinary share (US$2.44 per ADS). These options can only vest in the event of a change in control of the Company and include 804,000 ordinary shares (402,000 equivalent ADSs) relating to the directors and senior management listed in Item 6A.

As of January 31, 2010, 12,252 ordinary shares (6,126 equivalent ADSs) have been issued upon the exercise of share options granted under the 2007 Plan and 1,959,062 ordinary shares (979,531 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 2007 Plan is US$2.58.

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

In fiscal 2010, the Company granted 160,000 ordinary shares (80,000 equivalent ADSs) under the Directors and Consultants 2007 Plan at an exercise price of US$0.92 per ordinary share (US$1.85 per equivalent ADS). In fiscal 2009, 200,000 ordinary shares (100,000 equivalent ADSs) were granted to directors at an exercise price of US$1.22 per ordinary share (US$2.44 per ADS) and can only vest in the event of a change in control of the Company.

As of January 31, 2010, no ordinary shares (no equivalent ADSs) have been issued upon the exercise of share options granted under this scheme and 670,000 ordinary shares (335,000 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under this scheme is US$2.44.

Trintech Group PLC 2009 Employee Share Purchase Plan for US employees

In July 2009, the Company obtained shareholder approval for the establishment of the Trintech Group PLC 2009 Employee Share Purchase Plan (the “2009 Employee Share Purchase Plan”) for Trintech’s U.S. employees. The 2009 Employee Share Purchase Plan is intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986 and contains six month offering periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year and the first offering period commenced on September 1, 2009.

The 2009 Employee Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation.

This plan replaced the 1999 Employee Share Purchase Plan which expired in August 2009.

As of January 31, 2010, no Ordinary Shares (equivalent ADSs) had been issued under the 2009 Employee Share Purchase Plan.

Trintech Group PLC 1999 Employee Share Purchase Plan for US employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech Group PLC 1999 Employee Share Purchase Plan (the “1999 Employee Share Purchase Plan”) for Trintech’s U.S. employees. The 1999 Employee Share Purchase Plan was intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986.

As of January 31, 2010, 936,966 Ordinary Shares (468,483 equivalent ADSs) had been issued under this plan. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1999 employee purchase plan is US$2.63.

This plan expired in July 2009 and management obtained shareholder approval for a new plan, as described above, at the annual shareholders meeting in July 2009.

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

As of January 31, 2010, 2,496,406 ordinary shares (1,248,203 equivalent ADSs) have been issued upon the exercise of share options granted under the 1997 scheme and 2,806,278 ordinary shares (1,403,139 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1997 scheme is US$3.89.

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

As of January 31, 2010, 180,710 ordinary shares (90,355 equivalent ADSs) have been issued upon the exercise of share options granted under the 1998 scheme and 370,000 ordinary shares (185,000 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1998 scheme is US$4.12.

The 1998 scheme expired in April 2008.

Trintech Group PLC Employee Savings Related Share Option Scheme for Irish Employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for our Irish employees. The 1999 savings related scheme applies to all of our qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements, the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2010, no shares had been issued under this scheme.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information known to us with respect to the beneficial ownership of the Company’s ADSs as of April 30, 2010 by (i) each shareholder known to us to be the beneficial owner of more than five percent of any class of the Company’s registered voting securities and (ii) all of the Company’s directors and senior management as a group and each individually. To the Company’s knowledge, we are not directly or indirectly controlled by any corporation, foreign government or any other natural or legal person.

	2008		2009		2010
Beneficial Owner	Number	%	Number	%	Number	%
Cyril P. McGuire(2)(3)	3,546,656	21%	3,559,416	21%	3,562,541	21%
Instove Holdings Limited(3)	1,602,804	10%	1,602,804	10%	1,602,804	10%
Austin W. Marxe & David M. Greenhouse(4)	—	—	1,305,411	8%	1,338,563	8%
Focus Investments(5)	—	—	1,289,216	8%	1,298,391	8%
R. Paul Byrne(6)	570,179	3%	636,510	4%	627,197	4%
John Harte(7)	221,156	1%	246,156	1%	237,875	1%
Dr. Jim Mountjoy(8)	80,000	*	80,000	*	100,000	1%
Kevin C. Shea(9)	70,100	*	70,100	*	90,100	1%
Robert M. Wadsworth(10)	105,000	1%	100,000	1%	85,000	1%
Trevor D. Sullivan(11)	61,335	*	56,335	*	76,335	*
David A. Colf(12)	26,563	*	39,688	*	48,125	*
Joseph Seery(13)	20,644	*	27,625	*	35,125	*
Ed Gallo	41,500	*	—	—	—	—
Officers and directors as a group (9 persons)(14)	4,743,133	28%	4,815,830	29%	4,862,298	29%

*	Individually represents less than 1% of the equivalent ADSs outstanding.

(1)

The information in this table is based on the Company’s records, information provided to us by the Company’s directors and executive officers, and a review of Schedules 13D and 13G filed with the SEC. The percentage ownership of each director, executive officer, and shareholder is based on 16,727,192 equivalent ADSs outstanding at April 30, 2010. Beneficial ownership is determined in accordance with rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, we believe that the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Securities subject to options or warrants that are currently exercisable or exercisable within 60 days after April 30, 2010 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.
(2)	Includes 3,458,374 equivalent ADSs held of record and 104,167 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2010.
(3)	Equivalent ADSs are held by Instove Holdings Limited, which in turn is owned by two Jersey discretionary trusts, Hacke Trust and Belte Trust. Neither Cyril P. McGuire nor any of his family members are trustees or beneficiaries of these trusts, but the trustees may, in their sole discretion, select any beneficiaries. Cyril P. McGuire has disclaimed any beneficial interest in the equivalent ADSs held by Instove Holdings Limited or the trusts.
(4)	Equivalent ADSs are held by Austin W. Marxe and David M. Greenhouse, which are the controlling principals of AWM Investment Company, Inc. (“AWM”). Marxe and Greenhouse are also members of SST Advisers L.L.C. (“SSTA”), the general partner of Special Situations Technology Fund, L.P. (“Technology”) and the Special Situations Technology Fund II, L.P. (“Tech II”). AWM serves as the investment adviser to Technology and Tech II. The principal business of both of these funds is to invest in equity and equity-related securities and other securities of any kind or nature.
(5)	Equivalent ADSs are held by Focus Investments through a number of equity funds. The principal business of these funds is to invest in equity and equity-related securities.
(6)	Includes 32,153 equivalent ADSs held of record and 595,044 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2010.
(7)	Includes 375 equivalent ADSs held of record and 237,500 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2010.
(8)	Represents 100,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2010.
(9)	Includes 100 equivalent ADSs held of record and 90,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2010.
(10)	Represents 85,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2010.
(11)	Includes 1,335 equivalent ADSs held of record and 75,000 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2010.
(12)	Represents 48,125 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2010.
(13)	Includes 5,000 equivalent ADSs held of record and 30,125 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2010.
(14)	Includes 3,497,337 equivalent held of record and 1,364,961 equivalent ADSs subject to options that are exercisable currently or within 60 days of April 30, 2010.

The Company’s major shareholders do not have different voting rights.

Changes in Ownership

The following information is based entirely on the Company’s review of Schedules 13D and 13G and Form 6-Ks previously filed with the SEC.

Cyril P. McGuire was the beneficial owner of 3,537,020, 3,556,291 and 3,562,541 equivalent ADSs as of and January 31, 2008, January 31, 2009, and January 31, 2010 respectively, (including equivalent ADSs subject to options that are exercisable within 60 days of January 31 of each year). The change in beneficial ownership was due to an increase in the number of vested options over the periods and the purchase of ADSs. Additionally, the percentage of equivalent ADSs held by Cyril P. McGuire changed over the periods due to the Company’s issuance of ADSs in relation to acquisitions more fully described in this Form 20-F, as well as through the exercise of outstanding options and the repurchase by the Company of its shares through its share repurchase program.

As of April 30, 2010 the number of holders of record of the Company’s ordinary shares was 80 and the number of holders of record of the Company’s ADSs was 99. Of the total number of record holders of ordinary shares, there are 9 U.S. record holders. Of the total number of record holders of ADSs, there are approximately 18 U.S. record holders. While U.S. record holders hold approximately 97% of the total number of outstanding equivalent ADSs, the majority of outstanding equivalent ADSs continue to be beneficially owned by non-U.S. residents. The proportion of voting securities held by non-US residents was at least 62% at April 30, 2010, with at least 21% held by US residents and 17% unallocated.

B. Related Party Transactions

Huttoft Company, an unlimited company which is wholly-owned by certain directors of the Company, owns a special non-voting class of shares in Trintech Limited, one of the Company’s Irish subsidiaries. All of the voting shares in the subsidiary are owned by the Company. The shares do not entitle the holders thereof to receive any share of the assets of the Company on a winding up. Trintech Limited may, from time to time, declare dividends to Huttoft Company and Huttoft Company may declare dividends to its shareholders out of these amounts. Any such dividends paid by Trintech Limited are treated as compensation expense by the Company in its financial statements prepared in accordance with U.S. GAAP, notwithstanding their legal form of dividends to minority interests. There were no dividend payments due to Huttoft Company as of January 31, 2008, 2009 or 2010. The amount of dividends included in compensation expense was US$478,000 for fiscal 2008, US$205,000 for fiscal 2009 and US$453,000 for fiscal 2010. Amounts related to these payments are included in general and administrative expenses in the consolidated statements of operations, accrued payroll and related expenses in the consolidated balance sheets and in net cash used in operating activities in the consolidated statements of cash flows.

In July 2009, the Company’s shareholders re-approved an agreement between First Analysis Securities Corporation and the Company, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares up to an aggregate amount of US$5.0 million as determined by the board. Under the agreement, the Company’s ordinary shares could be acquired by purchasing ADSs on the open market, or in negotiated or block trades. The Company repurchased 69,612 ADSs (equivalent to 139,224 ordinary shares) under this program at a cost of approximately US$100,000 in fiscal 2009. The Company did not purchase any ADSs in fiscal 2010. As of January 31, 2010, approximately US$2.8 million remained available for future repurchases under this program.

The Company believes that the terms of all transactions with related parties are comparable to those that would be attainable by us in the ordinary course of business from unaffiliated third parties under similar circumstances.

C. Interests of Experts and Counsel

Not required.

Item 8.	Financial Information

A. Consolidated Statements and other Financial Information

Please see Item 18 “Financial Statements” and pages F-1 through F-32 for the Company’s Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of the Company’s revenues from customers located in the United States and outside the United States, please see Item 5 “Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

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

Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation either instituted by or against the Company’s business, may be necessary to resolve issues that may arise from time to time in the future.

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

A. Offer and Listing Details

Market Price Information

The tables below present for the ADSs traded on the NASDAQ National Market and, until May 11, 2005, the Frankfurt Stock Exchange (FSE), or where appropriate, the Neuer Markt Frankfurt Stock Exchange, the market segment of the FSE on which the Company was listed prior to January 1, 2003, respectively (i) for the five most recent full financial years the annual high and low market prices, (ii) for the two most recent full financial years and any subsequent period the high and low market prices for each full financial quarter, (iii) for the most recent six months the high and low market prices for each month. Prices per ADS on the FSE are quoted from the composite of Neuer Markt Frankfurt and Neuer Markt Xetra. The table below sets forth, for the periods indicated (until May 11, 2005), the high and low closing prices for the Company’s ADSs on the FSE, as reported by the FSE’s XETRA trading system. Conversion of euro into U.S. dollars has been made at the daily conversion rate for each day during the respective period. This conversion is provided solely for your convenience.

	Price per ADS on NASDAQ National Market		Price per ADS on Neuer Markt/FSE
	High $	Low $	High €	Low €
Annual Highs and Lows (Fiscal Year Ended January 31)
2006	6.19	2.95	4.60	3.65
2007	4.60	3.03	—	—
2008	4.75	2.03	—	—
2009	2.86	1.02	—	—
2010	3.98	0.90	—	—
Quarterly Highs and Lows
Fiscal year ended January 31, 2009
First Quarter	2.75	2.27	—	—
Second Quarter	2.86	1.81	—	—
Third Quarter	2.70	1.15	—	—
Fourth Quarter	1.62	1.02	—	—
Fiscal year ended January 31, 2010
First Quarter	1.35	0.90	—	—
Second Quarter	2.2	1.12	—	—
Third Quarter	2.93	1.89	—	—
Fourth Quarter	3.98	2.38	—	—
Fiscal Year ending January 31, 2011
First Quarter	5.80	3.15	—	—
Monthly Highs and Lows (2009 and 2010)
November	2.85	2.38	—	—
December	3.50	2.80	—	—
January	3.98	3.40	—	—
February	3.58	3.34	—	—
March	4.67	3.15	—	—
April	5.80	4.30	—	—

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

Each ADS represents ownership interests in, or the right to receive, two ordinary shares, which have been deposited with Allied Irish Bank, as the custodian, in Ireland. A summary of the other rights of the ordinary shares and ADSs are described in our registration statement on Form F-1/A (File No.333-32762), which summary is incorporated by reference herein. The Transfer Agent and Registrar for the Company’s Ordinary Shares is Capita IRG Registrars, Dublin, Ireland. The Transfer Agent and Registrar for the Company’s ADSs is The Bank of New York.

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

Assuming with respect to any non-corporate U.S. holder that we are not a PFIC at any time during the period of such holder’s ownership of our ordinary stock or ADSs, dividends paid by the Company on or before December 31, 2010 will be taxable at the reduced rate normally applicable to capital gains, provided the Company qualifies for the benefits of the income tax treaty between Ireland and the U.S. and/or our ADSs continue to be traded on the NASDAQ Global Market. A U.S. holder will be eligible for this reduced rate only if such holder has held the ADSs for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. If we are a PFIC at any time during the period of a U.S holder’s ownership of our ordinary stock or ADSs, the reduced rates for dividends will not apply. Preferential rates for dividends are scheduled to expire on January 1, 2011.

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

United States Taxation. Subject to the discussion of PFICs below, a U.S. holder’s sale or exchange of ADSs generally will result in the recognition of capital gain or loss by the U.S. holder in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the ADSs sold. Gain or loss realized on the sale of ADSs by non-corporate U.S. holders are currently subject to preferential rates, provided the ADSs were held for more than 12 months as capital assets. In general, any capital gain or loss recognized by a U.S.

holder upon the sale or exchange of ADSs will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations. A U.S. holder’s tax basis in its ADSs will generally equal the purchase price paid for the ADSs.

Passive Foreign Investment Company Considerations

The Company believes that it was a Passive Foreign Investment Company or PFIC in fiscal 2010, and that it may have been one in prior years. An actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year. Accordingly, no assurance can be given that we will not continue to be a PFIC in the future.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of the Company’s gross income is passive income, or (ii) 50% or more of the average value of all of the Company’s assets for the taxable year produce or are held for the production of passive income (“the asset test”). The legislative history of the PFIC rules indicates that market capitalization is generally to be used for purposes of the asset test and cash is considered to be an asset which produces passive income. Passive income also includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. The asset test is measured on a quarterly basis and averaged over a year. Because of the Company’s low market capitalization relative to its cash balances, we believe that we were a PFIC for fiscal 2010 under the asset test. However, as a result of the increase in the value of the Company’s shares, we do not believe that we would have been a PFIC under the asset test for fiscal 2010 if the Company’s market capitalization as of January 31, 2010 were used to determine the aggregate fair market value of the Company’s assets. If we are a PFIC for U.S. federal income tax purposes for any taxable year, any U.S. holder owning stock of the Company during such period should note the following:

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

•	the amount allocated to the year of the dividend payment or disposition would be taxable as ordinary income, and

•	U.S. holders would be subject to annual reporting requirements, including making an annual return on IRS Form 8621 regarding distributions received and gain realized with respect to ADSs.

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

As an alternative to making the QEF election, a U.S. holder of ADSs of a PFIC which are publicly traded could mitigate the consequences of the PFIC rules by electing to mark the ADSs to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. holder’s adjusted tax basis in the PFIC ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years.

All U.S. holders are strongly advised to consult their own tax advisors about the PFIC rules and about the advisability, procedures and timing of their making any of the available tax elections, including the mark-to-market elections.

U.S. Information Reporting and Backup Withholding

Any dividends paid, or proceeds on a sale of, ADSs to or by holders of ADSs may be subject to U.S. information reporting requirements, and the 28% U.S. backup withholding tax under current law may apply unless the holder (1) is an exempt recipient, or (2) provides a U.S. taxpayer identification number, certifies that no loss of exemption from backup withholding has occurred and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a refund or credit against the holder’s U.S. federal income tax, provided the required information is furnished in a timely manner to the IRS.

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

The Company’s investment policy requires us to invest funds in excess of current operating requirements with high credit-quality banks in low risk, short term investments such as deposit accounts, money market funds and U.S. government agency fixed income securities. As stated in the Company’s investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing in only investment-grade securities.

As of January 31, 2010, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

Interest rate risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of commercial paper. As of January 31, 2010, there were no outstanding short-term loans and there were no outstanding borrowings under our revolving lines of credit or our short-term credit facilities. We believe we are subject to short-term interest rate risk on our short-term investments which we do not expect to be material.

Foreign exchange risk management

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the U.S. dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts the Company’s operating results.

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

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward foreign exchange rate contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy, we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of January 31, 2010, the Company had one forward exchange contract maturing in fiscal 2011 to sell US$214,000 and receive euro in return. The fair value of the contract as of January 31, 2010 was negative US$5,000.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. At January 31, 2010, the Company had no currency options.

The table below provides information about the derivative financial instruments we have entered into that are sensitive to foreign currency exchange rates. The table presents fair values, notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

Foreign Currency Risk	Contract Notional Amounts Expected Maturity Date Fiscal 2011	Fair Value as of January 31, 2010	Weighted-average Contractual Exchange Rate
	(U.S. dollars in thousands)
Derivatives used to manage anticipated cash flows
(Receive euro, Sell U.S. dollars)	214	(5)	1.3966

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

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Vice President Finance, Group (our principal executive officer and principal financial officer, respectively), as appropriate, to allow timely decisions regarding required disclosure. Our Chief Executive Officer, Cyril P. McGuire, and our Vice President Finance, Group, Joseph Seery have concluded that our disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-15(e) and 15(d)-15(e)) were effective as of January 31, 2010, to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the Chief Executive Officer and Vice President Finance, Group, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all errors or fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment using those criteria, we concluded and hereby report that our internal control over financial reporting was effective as of January 31, 2010. Management reviewed its assessment of our internal control over financial reporting with the Audit Committee of our Board of Directors.

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

Management’s report on internal control over financial reporting contained in this paragraph (b) of Item 15 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as expressly set forth by specific reference in such filing.

(c) Changes in Internal Control over Financial Reporting

Subsequent to January 31, 2009, as part of its efforts to remediate the material weakness identified in the Form 20F for the year ended January 31, 2009, management retained new external independent resources with more tax accounting and other relevant expertise and clearly specified the roles and responsibilities of management and these other resources in the preparation and review of the Company’s current and deferred income taxes balances. These additional controls have now been operational for the twelve months ended January 31, 2010 and have been tested by management to ensure that the controls are operating effectively. Management considers that our internal controls over taxation are now operating effectively and that the material weakness is now remediated.

Except for the changes mentioned above, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 of the Securities Exchange Act of 1934, as amended, that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Any amendment to or waivers of the Code of Ethics for members of our Board of Directors and our executive officers will be disclosed on our website at www.trintech.com within five business days following the amendment or waiver, and we will also disclose such amendment or waiver on a Form 6-K or Form 20-F. During fiscal 2010, no amendments to, or waivers of, the Code of Ethics were made or given for any of our executive officers.

Item 16C.	Principal Accountant Fees and Services

Fees Billed for Services Rendered by Principal Auditors

Ernst & Young, our independent auditors, billed us the fees set forth below for services rendered during fiscal 2010 and 2009, respectively. The Audit Committee has considered whether, and concluded that, the non-audit services provided by Ernst & Young are compatible with maintaining its independence.

An analysis of principal accountant fees and services, for the last two fiscal years, is included below:

Accountant Fees and Services	For the year ended January 31, 2009	For the year ended January 31, 2010
	(U.S. dollars in thousands)
Audit fees(1)	$409	$333
Audit related fees(2)	55	70
Tax fees(3)	14	1

Total fees	$478	$404

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements and preparation and meetings with the Audit Committee, including services that generally only the independent accountant can reasonably provide.
(2)	Audit related fees consist of advice relating to acquisition activities and control issues and a SEC related filing.
(3)	Tax fees relate to tax compliance.

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

The following tables summarize, as ordinary shares and ADSs, purchases of equity securities in fiscal 2010 under our share buy-back plan as re-approved in July 2009 with a maximum purchase price of US$4 per ADS and up to an aggregate amount of US$2.8 million as determined by the board:

Ordinary Shares

	(a)	(b)	(c)	(d)
Period	Total Number of Ordinary Shares Purchased	Weighted Average Price per Ordinary Share Paid	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Ordinary Shares That May Yet Be Purchased Under the Plans or Programs
2/1/09-2/28/09	—	—	—	$2,809,521
3/1/09-3/31/09	—	—	—	2,809,521
4/1/09-4/30/09	—	—	—	2,809,521
5/1/09-5/31/09	—	—	—	2,809,521
6/1/09-6/30/09	—	—	—	2,809,521
7/1/09-7/31/09	—	—	—	2,809,521
8/1/09-8/31/09	—	—	—	2,809,521
9/1/09-9/30/09	—	—	—	2,809,521
10/1/09-10/31/09	—	—	—	2,809,521
11/1/09-11/30/09	—	—	—	2,809,521
12/1/09-12/31/09	—	—	—	2,809,521
1/1/10-1/31/10	—	—	—	$2,809,521

Total	—	—	—

ADSs

	(a)	(b)	(c)	(d)
Period	Total Number of ADSs Purchased	Weighted Average Price per ADS Paid	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs That May Yet Be Purchased Under the Plans or Programs
2/1/09-2/28/09	—	—	—	$2,809,521
3/1/09-3/31/09	—	—	—	2,809,521
4/1/09-4/30/09	—	—	—	2,809,521
5/1/09-5/31/09	—	—	—	2,809,521
6/1/09-6/30/09	—	—	—	2,809,521
7/1/09-7/31/09	—	—	—	2,809,521
8/1/09-8/31/09	—	—	—	2,809,521
9/1/09-9/30/09	—	—	—	2,809,521
10/1/09-10/31/09	—	—	—	2,809,521
11/1/09-11/30/09	—	—	—	2,809,521
12/1/09-12/31/09	—	—	—	2,809,521
1/1/10-1/31/10	—	—	—	$2,809,521

Total	—	—	—

All potential purchases are subject to a shareholder approved agreement between the Company and First Analysis Securities Corporation to purchase the Company’s ordinary shares on the Company’s behalf. Any such purchases of ADSs may only be made by us out of the Company’s distributable profits or by a subsidiary company and its distributable profits, or alternatively, out of a new issue of the Company’s shares made specifically for the purposes of financing any such purchase. All purchases indicated in the tables above were for ADSs on the NASDAQ Global Market.

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

See Item 6.C “Directors, Senior Management and Employees—Board Practices” and our registration statement on Form F-1/A (File No.333-32762), which is incorporated by reference herein, for a more detailed description of the significant ways in which our corporate governance practices differ from those followed by U.S. companies under the listing rules of the NASDAQ Global Market.

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

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

(2)	Financial Statement Schedule. The following financial statement schedule of Trintech Group PLC for the fiscal years ended January 31, 2010, 2009 and 2008 is filed as part of this Form 20-F and should be read in conjunction with the Company’s Consolidated Financial Statements incorporated by reference in Item 18 of this Form 20-F.

SCHEDULE II

TRINTECH GROUP PLC

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Additions charged (credited) to costs and expenses		Additions charged to other accounts		Exchange differences	Deductions		Balance at end of period
	(U.S. dollars in thousands)
Year ended January 31, 2010
Provisions for bad and doubtful debts	261	(40)		—		(21)	(103)		97

Year ended January 31, 2009
Provisions for bad and doubtful debts	20	276		20		(2)	(53)		261

Year ended January 31, 2008
Provisions for bad and doubtful debts	60	(5)		—		—	(35)		20

Year ended January 31, 2010
Tax Valuation Allowance	8,854	639	(1)	—		302	(707	)(3)	9,088

Year ended January 31, 2009
Tax Valuation Allowance	5,786	42	(1)	3,707	(2)	(411)	(270)		8,854

Year ended January 31, 2008
Tax Valuation Allowance	3,967	334	(1)	1,033	(2)	452	—		5,786

(1)	In relation to additions charged to cost and expenses, the change in valuation allowance is principally due to movement of the allowance on tax losses in our US and Irish subsidiaries for the years ended January 31, 2010, 2009 and 2008.
(2)	In relation to disqualifying dispositions and revisions to net operating losses and other deferred benefits on finalization of tax returns in a number of jurisdictions and the finalization of the tax losses transferred relating to the sale of the Payments business.
(3)	In relation to deductions, the tax valuation deduction is due to the utilization of tax losses in our US and Irish subsidiaries for the year ended January 31, 2010.

Schedules not listed above have been omitted because the information required to be described in the schedules is not applicable or is shown in the financial statements.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of Trintech Group PLC, as amended, dated July 23, 2009

2.1	Specimen of Ordinary Share Certificate (filed as Exhibit 4.1 to Trintech’s Registration Statement on Form F-1 (File No. 333-1078) and incorporated herein by reference)

2.2	Form of Depositary Agreement among Trintech Group Limited, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) dated as of September 27, 1999, as amended on March 16, 2000 and as further amended on May 24, 2002 (filed as Exhibit 4.1 to Trintech’s Post-Effective Amendment No. 2 to Form S-8 Registration Statement (File No. 333-11598) and incorporated herein by reference)

4.1	[Reserved]

4.2	1997 Trintech Group Limited Share Option Scheme, as amended, dated July 27, 2006 (filed as Exhibit 4.2 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.3	1998 Trintech Group Limited Directors and Consultants Share Option Scheme, as amended, dated as of July 12, 2002 (filed as Exhibit 4.3 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2003 and incorporated by reference)

4.4	1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.4 to Trintech’s Post-Effective Amendment No. 3 to Form S-8 Registration Statement (File No. 333-11598) and incorporated herein by reference)

4.5	[Reserved]

4.6	[Reserved]

4.7	[Reserved]

4.8	[Reserved]

4.9	1999 U.S. Share Purchase Plan (filed as Exhibit 10.10 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.10	[Reserved]

4.11	[Reserved]

4.12	[Reserved]

4.13	[Reserved]

4.14	[Reserved]

4.15	[Reserved]

4.16	[Reserved]

4.17	[Reserved]

4.18	[Reserved]

4.19	[Reserved]

4.20	[Reserved]

Exhibit Number	Description of Document

4.21	[Reserved]

4.22	[Reserved]

4.23	[Reserved]

4.24	[Reserved]

4.25	Form of Indemnification between Trintech Inc. and its directors and officers dated September 1999 (filed as Exhibit 10.5 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.26	[Reserved]

4.27	[Reserved]

4.28	[Reserved]

4.29	[Reserved]

4.30	[Reserved]

4.31	[Reserved]

4.32†	[Reserved]

4.33†	[Reserved]

4.34	[Reserved]

4.35†	[Reserved]

4.36†	[Reserved]

4.37	[Reserved]

4.38	[Reserved]

4.39	[Reserved]

4.40	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Globeset, Inc. (filed as Exhibit 4.40 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.41	[Reserved]

4.42	Line of Credit Agreement between Trintech Group PLC and The Bank of Ireland dated April 05, 2002 (filed as Exhibit 4.42 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated herein by reference)

4.43	Stock Purchase Agreement dated November 1, 2003 between Trintech Group PLC, Trintech Inc., CW & Associates, doing business as DataFlow Services and Jeffrey Wiggins (filed as Exhibit 4.43 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

4.44	Share Subscription Agreement dated November 1, 2003 between Trintech Group PLC, Trintech Inc. and Jeffrey Wiggins (filed as Exhibit 4.44 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

4.45	[Reserved]

Exhibit Number	Description of Document

4.46	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Assurity Technologies Inc., dated February 1, 2006 (filed as Exhibit 4.46 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.47	Share Purchase Agreement among Trintech Group PLC, Slan Limited, Grindon Limited, VeriFone Singapore Pte Ltd. and VeriFone Holdings, Inc. dated as of August 13, 2006 (filed as Exhibit 10.1 to Trintech’s Report of Foreign Private Issuer on Form 6-K (File No. 0-30320) dated August 15, 2006 and incorporated herein by reference)

4.48	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Concuity Inc., dated December 5, 2006 (filed as Exhibit 4.48 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.49	Dublin Lease Agreement between Trintech Group plc, Trintech Technologies Limited and Leaseplan Infrastructure Services Limited dated November 15, 2006 (filed as Exhibit 4.49 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.50	Sixth Amendment to Dallas Office Building Lease between Utah State Investment Fund and Trintech Technologies Limited, dated February 16, 2006 (filed as Exhibit 4.50 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.51	[Reserved]

4.52	Trintech Group PLC Share Option Plan 2007 as amended (filed as Exhibit 4.1 to Trintech’s Form S-8 Registration Statement (File No. 333-161117) and incorporated herein by reference)

4.53	Trintech Group PLC Share Option Plan 2007 for Directors and Consultants 2007 as amended (filed as Exhibit 4.2 to Trintech’s Form S-8 Registration Statement (File No. 333-161117) and incorporated herein by reference)

4.54	Agreement and Plan of Merger among Trintech Group PLC, Trintech Inc., Sparta Acquisition Inc., Movaris Inc. and Shareholder Representative Services, LLC. dated February 10, 2008 (filed as Exhibit 4.54 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2008 and incorporated herein by reference)

4.55	Chicago Lease Agreement between Endoxy Healthcare Associates Inc. (Concuity) and Arthur J Rogers & Co. dated May 14, 2004. (filed as Exhibit 4.55 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2009 and incorporated herein by reference)

4.56	Addendum to Asset Purchase Agreement between Trintech Technologies Limited and Assurity Technologies Inc dated June 25, 2008. (filed as Exhibit 4.56 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2009 and incorporated herein by reference)

4.57	Share Buyback Agreement between Trintech Limited and First Analysis Securities Corporation, dated August 25, 2008. (filed as Exhibit 4.57 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2009 and incorporated herein by reference)

4.58	San Jose Lease Agreement between Trintech Inc and CA-Pruneyard Limited Partnership, dated October 16, 2008. (filed as Exhibit 4.58 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2009 and incorporated herein by reference)

Exhibit Number	Description of Document

4.59	Settlement Agreement and General and Special Release of all Claims between Trintech Group PLC, Slan Limited and VeriFone Singapore Pte Ltd., dated October 28, 2008. (filed as Exhibit 4.59 to Trintech’s Annual Report on Form 20-F (File No. 0-30320)for the year ended January 31, 2009 and incorporated herein by reference)

4.60	Dublin Lease Agreement Supplemental Deed between Trintech Group PLC, Trintech Technologies Limited and Leaseplan Infrastructure Services Limited, dated November 21, 2008. (filed as Exhibit 4.60 to Trintech’s Annual Report on Form 20-F (File No. 0-30320)for the year ended January 31, 2009 and incorporated herein by reference)

4.61	Release Agreement between Trintech Technologies Limited and Concuity Inc., dated March 9, 2009. (filed as Exhibit 4.61 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2009 and incorporated herein by reference)

4.62	Trintech Group PLC 2009 Employee Share Purchase Plan (filed as Exhibit 4.3 to Trintech’s Form S-8 Registration Statement (File No. 333-161117) and incorporated herein by reference)

4.63	Share Buyback Agreement between Trintech Limited and First Analysis Securities Corporation, dated July 30, 2009

4.64	Chicago Lease Agreement between Trintech Inc. and Arthur J. Rogers & Co. dated August 7, 2009

4.65	Share Purchase Agreement among Trintech Group PLC, Slan Limited and The Advisory Board Company dated March 2, 2010

8.1	Subsidiaries of Trintech Group PLC (See page 23 and 24 of this Form 20-F)

11.1	Code of Ethics

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of VP Finance, Group required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Ernst & Young

†	Documents for which confidential treatment has been previously granted

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRINTECH GROUP PLC (Registrant)

By:	/s/ JOSEPH SEERY
Joseph Seery
Vice President Finance, Group

Date: May 7, 2010

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

OF TRINTECH GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Trintech Group PLC

We have audited the accompanying consolidated balance sheets of Trintech Group PLC and its subsidiaries (the “Company”) as of January 31, 2009 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2010. Our audits also included the financial statement schedule listed at Item 18. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trintech Group PLC and its subsidiaries at January 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/    Ernst & Young

Dublin, Ireland

May 7, 2010

TRINTECH GROUP PLC

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	January 31,
	2009	2010
ASSETS
Current assets
Cash and cash equivalents (note 2)	$17,363	$19,929
Restricted cash (note 2)	1,143	170
Accounts receivable, net of allowance for doubtful accounts of $261 and $97 at January 31, 2009 and 2010, respectively (note 4)	5,447	4,583
Prepaid expenses and other current assets	993	1,059
Net current deferred tax asset (note 13)	252	199
Assets held for sale and in discontinued operations (note 5)	7,708	7,703

Total current assets	32,906	33,643
Non-current assets
Restricted cash (note 2)	170	—
Property and equipment, net (note 8)	1,177	1,005
Intangible assets, net (note 9)	2,945	1,843
Goodwill (note 17)	20,276	20,290

Total non-current assets	24,568	23,138

Total assets	$57,474	$56,781

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$695	$463
Accrued payroll and related expenses	1,555	966
Deferred consideration	970	—
Other accrued liabilities	1,467	1,186
Income taxes payable (note 13)	161	101
Deferred revenues	8,414	8,481
Liabilities held for sale and in discontinued operations (note 5)	4,345	3,981

Total current liabilities	17,607	15,178

Non-current liabilities
Deferred rent less current portion (note 6)	537	404
Net non-current deferred tax liability (note 13)	252	199
Income taxes payable (note 13)	110	127

Total non-current liabilities	899	730

Series B preference shares, $0.0027 par value 10,000,000 authorized at January 31, 2009 and January 31, 2010, respectively None issued and outstanding	—	—

Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 33,454,384 shares issued, 31,843,333 and 33,095,914 shares outstanding at January 31, 2009 and 2010, respectively	90	90
Additional paid-in capital	253,076	253,372
Treasury shares (at cost, 595,552 and 358,470 shares at January 31, 2009 and 2010, respectively)	(879)	(529)
Accumulated deficit	(209,367)	(207,880)
Accumulated other comprehensive loss	(3,952)	(4,180)

Total shareholders’ equity	38,968	40,873

Total liabilities and shareholders’ equity	$57,474	$56,781

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended January 31,
	2008	2009	2010
Revenues:
License	$16,640	$19,614	$20,140
Service	11,907	14,697	12,325

Total revenues	28,547	34,311	32,465

Cost of revenues:
License	1,573	2,246	2,736
Amortization of purchased technology	178	417	248
Service	5,737	7,248	5,855

Total cost of revenues	7,488	9,911	8,839

Gross margin	21,059	24,400	23,626
Operating expenses:
Research and development	3,636	4,620	4,581
Sales and marketing	8,605	10,656	8,032
General and administrative	9,021	8,654	7,489
Restructuring charges	—	212	244
Amortization of purchased intangible assets	834	933	855

Total operating expenses	22,096	25,075	21,201

(Loss) income from operations	(1,037)	(675)	2,425
Interest income, net	1,054	334	50
Exchange gain, net	444	331	229

Income (loss) before provision for income taxes	461	(10)	2,704
Provision for income taxes (note 13)	(1,011)	356	(138)

Net (loss) income from continuing operations	(550)	346	2,566
Loss from discontinued operations (note 5)	(3,723)	(2,498)	(1,079)
Profit on sale of discontinued operations (note 5)	—	920	—

Net loss from discontinued operations, net of tax (note 5)	(3,723)	(1,578)	(1,079)

Net (loss) income	$(4,273)	$(1,232)	$1,487

Basic and diluted net (loss) income per Ordinary Share from continuing operations	$(0.02)	$0.01	$0.08

Basic and diluted net loss per Ordinary Share from discontinued operations	$(0.12)	$(0.05)	$(0.03)

Basic and diluted net (loss) income per Ordinary Share	$(0.14)	$(0.04)	$0.05

Shares used in computation of basic net (loss) income per Ordinary Share	31,362,813	31,921,345	32,951,646

Shares used in computation of diluted net (loss) income per Ordinary Share	31,362,813	31,921,345	33,034,267

Shares used in computation of basic net (loss) income per Ordinary Share from continuing operations	31,362,813	31,921,345	32,951,646

Shares used in computation of diluted net (loss) income from continuing operations	31,362,813	33,001,888	33,034,267

Shares used in computation of basic and diluted net loss per Ordinary Share from discontinued operations	31,362,813	31,921,345	32,951,646

Basic and diluted net (loss) income per equivalent ADS	$(0.27)	$(0.08)	$0.09

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

(U.S. dollars in thousands except share data)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Treasury Shares	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 31, 2007	31,159,093	$86	$248,898	$(1,222)	$(203,862)	$(3,022)	$40,878
Issuance of Ordinary Shares on exercise of options(a)	562,416	1	626	—	—	—	627
Purchase of treasury shares	123,608	—	(39)	211	—	—	172
Reissue of treasury shares	—	—	1,079	—	—	—	1,079
Share-based compensation	—	—	465	—	—	—	465
Net loss	—	—	—	—	(4,273)	—	(4,273)
Currency translation adjustment	—	—	—	—	—	(384)	(384)

Comprehensive loss	—	—	—	—	—	—	(4,657)

Balance at January 31, 2008	31,845,117	$87	$251,029	$(1,011)	$(208,135)	$(3,406)	$38,564
Issuance of Ordinary Shares on exercise of options(a)	1,250	—	1	—	—	—	1
Purchase of treasury shares	(139,224)	—	—	(100)	—	—	(100)
Reissue of treasury shares	136,190	—	(108)	232	—	—	124
Shares issued under Movaris acquisition(b)	1,015,500	3	1,235	—	—	—	1,238
Share-based compensation	—	—	919	—	—	—	919
Net loss	—	—	—	—	(1,232)	—	(1,232)
Currency translation adjustment	—	—	—	—	—	(546)	(546)

Comprehensive loss	—	—	—	—	—	—	(1,778)

Balance at January 31, 2009	32,858,833	$90	$253,076	$(879)	$(209,367)	$(3,952)	$38,968
Issuance of Ordinary Shares on exercise of options	—	—	—	—	—	—	—
Reissue of treasury shares	237,081	—	(219)	350	—	—	131
Share-based compensation	—	—	515	—	—	—	515
Net income	—	—	—	—	1,487	—	1,487
Currency translation adjustment	—	—	—	—	—	(228)	(228)

Comprehensive income	—	—	—	—	—	—	1,259

Balance at January 31, 2010	33,095,914	$90	$253,372	$(529)	$(207,880)	$(4,180)	$40,873

(a)	See note 12 to these financial statements
(b)	See note 16 to these financial statements

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended January 31,
	2008	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(4,273)	$(1,232)	$1,487
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	2,895	3,287	2,800
Profit on sale of business, net	—	(920)	—
Share-based compensation	1,079	919	515
Effect of changes in foreign currency exchange rates	(35)	(273)	(65)
Changes in operating assets and liabilities:
Accounts receivable	473	804	1,944
Prepaid expenses and other current assets excluding gain on settlement	(399)	(669)	(1,181)
Accounts payable	(896)	193	(225)
Accrued payroll and related expenses	(10)	(555)	(631)
Deferred revenues	335	2,556	595
Other accrued liabilities	(571)	(246)	(562)

Net cash (used in) provided by operating activities	(1,402)	3,864	4,677

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(581)	(271)	(268)
Proceeds on sale of property, plant and equipment	338	—	—
(Payments) proceeds relating to discontinued operations, net	(331)	920	(60)
(Increase) decrease in restricted cash deposits	(338)	(975)	1,143
Payments relating to acquisitions	(971)	(8,816)	(2,883)

Net cash used in investing activities	(1,883)	(9,142)	(2,068)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(93)	(146)	(157)
Issuance of ordinary shares	799	124	131
Purchases of treasury shares	—	(100)	—
Excess tax benefit from share-based compensation plans	465	—	—

Net cash provided by (used in) financing activities	1,171	(122)	(26)

Net (decrease) increase in cash and cash equivalents	(2,114)	(5,400)	2,583
Effect of exchange rate changes on cash and cash equivalents	114	(1,003)	(17)
Cash and cash equivalents at beginning of year	25,766	23,766	17,363

Cash and cash equivalents at end of year	$23,766	$17,363	$19,929

Supplemental disclosure of cash flow information:
Interest paid	$58	$31	$14

Taxes paid	$123	$222	$144

Supplemental disclosure of non-cash flow information:

Acquisition of property and equipment under capital leases (note 7)	$(412)	$(30)	$—

Leasehold improvements funded by landlord (note 6)	$—	$249	$—

Shares issued in connection with acquisition (note 16)	$—	$1,238	$—

See accompanying notes

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Organization

Trintech Group PLC is organized as a public limited company under the laws of Ireland. Trintech and its wholly owned subsidiaries (collectively, the “Company”) are a major international provider of integrated financial governance, risk management and compliance (GRC) solutions for commercial, financial and healthcare markets worldwide. Our recognized expertise in reconciliation process management, financial data aggregation, revenue and cost cycle management, financial close and reporting, risk management and compliance enables customers to gain greater stability and control over their critical financial processes leading to better overall business performance.

Over 570 organizations are realizing the benefits of Trintech’s configurable and highly scalable solutions every day to: improve performance through stronger management of the revenue cycle and disbursements; ensure the accuracy and integrity of financial data; identify and reduce transaction risk; improve the quality and timelines of financial reporting; and strengthen internal controls to support compliance requirements.

The Company’s financial GRC solutions include: Unity ReconNET for high-volume transaction reconciliation; Unity AssureNET GL for general ledger reconciliation and certification; Unity Financial Close for financial close; Unity Xtensible Financial Reporting (XFR) for financial reporting, Unity Compliance and Unity ERM for enterprise compliance and risk management; On-Demand solutions for Software-as-a-Service (“SaaS”) services for ReconNET, AssureNET and Unity; and the DataFlow Transaction Network for data collection and delivery.

The Company has a customer base of over 570 organizations including retail chains, commercial companies and financial institutions and its sales and marketing efforts are divided by region as follows:

•	Europe, Middle East and Africa;

•	North and South America; and

•	Australia.

The Company’s principal market is the United States, which represents approximately 86% of the Company’s total revenues in fiscal 2010.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include Trintech Group PLC and its wholly-owned subsidiaries. The consolidated financial statements include the results of acquired companies or businesses for the post-acquisition period and the results of divested companies or businesses for the pre-divested period are presented as a single item as a discontinued operation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Estimates are based upon historical factors, current circumstances and the experience and judgment of management. Significant estimates include those required in allocation of revenues between recognized and

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

deferred amounts, fair value of financial instruments, the valuation of intangible assets acquired and contingent consideration issued in business acquisitions, impairment analysis of goodwill and intangible assets, the estimated useful life of property and equipment and intangible assets, allowances for doubtful accounts, sales returns and allowances, vendor specific objective evidence (“VSOE”) of the fair value of the various undelivered elements of our multiple element software transactions, projections of future cash flows related to certain revenue share agreements, stock-based compensation expense, restructuring and accruals and valuation allowances for deferred tax assets and tax accruals. Actual results could differ materially from original estimates.

Companies Acts, 1963 to 2009

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a company’s annual return. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990 in respect of the consolidated financial statements for the years ended January 31, 2008 and 2009. Copies of consolidated financial statements for each of the years ended January 31, 2008 and 2009 have been so annexed to the relevant annual returns, and a copy of the consolidated financial statements for the year ended January 31, 2010, together with the report of the auditors thereon, will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of the Company in August 2010.

Translation of Financial Statements of Foreign Entities

The U.S. dollar (US$) is the functional currency of the parent company, Trintech Group PLC and the Company’s subsidiaries in the United States and the Cayman Islands. The euro (€) is the functional currency of the Company’s subsidiaries in Ireland. The United Kingdom pound sterling (Stg£) is the functional currency of the Company’s UK subsidiary. Transaction gains or losses arising on changes in the exchange rates between functional currencies and foreign currencies are included in exchange gain in the consolidated statements of operations.

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

The Company recognizes license revenue in accordance with FASB ASC 605-10 “Revenue Recognition” and FASB ASC 985-605 “Software Revenue Recognition”. For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenues when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable.

If the license fee due from the customer is not fixed or determinable, revenues are recognized as payment becomes due, assuming all other revenue recognition criteria have been met. We assess whether fees are fixed or determinable at the time of sale and recognize revenues if all other revenue recognition requirements are met. Our standard payment terms are net 30 days; however, terms may vary based on the country in which the

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreement is executed. Payments that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. If collection of the fees from the customer is not considered probable, revenue is recognized when the fee is collected. Revenue arrangements with resellers are recognized, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

FASB ASC 985-605, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company’s determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

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

Service revenues are derived mainly from implementation, training, SaaS and hosting services. Implementation and training services are provided primarily on a time and materials basis for which revenues are recognized in the period that the services are provided.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed.

The Company also offers hosting arrangements. With hosting arrangements the Company installs and runs software applications through its own or a third-party’s servers giving customers access to the application via the internet or a dedicated line. Hosting arrangements are within the scope of FASB ASC 985-605 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, and VSOE has been established for the hosting element, revenue is recognized on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognized ratably as the service is provided.

In SaaS term-based arrangements, where the customer does not have the contractual right to take possession of software, SaaS fees are recognized on a monthly basis over the term of the contract commencing when the customer has access to the software. For SaaS arrangements, we evaluate whether each of the elements in these arrangements represents a separate unit of accounting, as defined by FASB ASC 605-25, using all applicable facts and circumstances, including whether (i) we sell or could readily sell the element unaccompanied by the other elements, (ii) the element has stand-alone value to the customer, (iii) there is objective reliable evidence of

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the fair value of the undelivered item, and (iv) there is a general right of return. Revenues from our SaaS operations are recognized in accordance with FASB ASC 605-10, generally over the term of the contract. SaaS agreements are generally one to five years in duration and provide for quarterly billing. Revenues related to the customer’s initial set up and implementation that we determine not to have a stand-alone value to the customer are deferred and subsequently recognized over the expected term of the SaaS agreement.

Cost of Revenues

Cost of license revenues includes shipping, software documentation, labor, third-party license fees, the cost of providing after-sale support and maintenance services to customers, amortization of acquired technology costs and other costs associated with the delivery of software products from which license revenues are derived. Cost of service revenues includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

The Company defers sales commission and implementation costs on Healthcare SaaS contracts. Deferred commission is recorded as an asset and then amortized over the future revenue streams of the Healthcare customer contracts. Amortization of deferred commissions is included in net loss from discontinued operations in the consolidated statements of operations. The implementation costs incurred prior to revenue recognition are deferred and amortized over the remaining contract term which typically ranges from 24 to 60 months. These deferred costs are included in assets held for sale and in discontinued operations in the accompanying consolidated balance sheets. Amortization of deferred implementation costs is included in net loss from discontinued operations in the consolidated statements of operations.

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

The Company follows FASB ASC 815, “Accounting for Derivative Instruments and Hedging Activities”, as amended, and related guidance. FASB ASC 815 establishes accounting and reporting standards for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge accounting, as well as the ineffective portion of any hedges, are recognized in earnings. All of the Company’s derivative financial instruments are recorded at their fair value in other accrued liabilities.

Research and Development

FASB ASC 985, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Research and development expenditures are generally charged to operations as incurred.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible Assets

Intangible Assets represent costs of technology acquired which have reached technological feasibility, the fair value at date of acquisition of an acquired customer base, trade names and non-compete covenants related to the Company’s acquisitions as described in Note 16. The costs of technology have been capitalized and will be written off over their useful economic lives in accordance with FASB ASC 350, “Goodwill and Other Intangible Assets”. The remaining cost associated with the non-current assets will be written off over a maximum of five years. Amortization expense for the years ended January 31, 2008, 2009 and 2010 was US$1 million, US$1.4 million and US$1.1 million, respectively for continuing operations.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in various business acquisitions as described in Note 17. In accordance with the provisions of FASB ASC 350, “Goodwill and Other Intangible Assets”, the Company tests it annually for impairment.

Impairment of Non-current Assets and Goodwill.

The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of FASB ASC 350, “Goodwill and Other Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under-performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, (3) significant negative industry or economic trends, (4) a significant decline in the Company’s share price for a sustained period, and (5) the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

The GRC segment was tested for impairment as at January 31, 2008, 2009 and 2010 and no goodwill impairments were recognized for fiscal years 2008, 2009 and 2010.

The Company also assesses the impairment of long-lived assets, in accordance with FASB ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets” on a periodic basis. For the purpose of FASB ASC 360, impairment is the condition that exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

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

No impairments of long-lived assets were recognized for fiscal years 2008, 2009 and 2010.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

Motor vehicles, computers and office equipment, fixtures and fittings—3 years

Leasehold improvements are amortized over the lesser of the leasehold improvements useful life or the lease term.

Depreciation expense for continuing operations was US$537,000, US$504,000 and US$409,000 in fiscal years 2008, 2009 and 2010, respectively. Included in the fiscal 2010 expense is depreciation relating to capital leases of US$19,000.

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

Basic and diluted net income (loss) per share is calculated in accordance with FASB ASC 260 “Earnings per Share”.

Concentration of Credit Risk

The Company sells its products primarily to commercial, financial and healthcare markets. While a relatively small number of customers have historically accounted for a significant portion of the Company’s revenues, management believes that these customers are credit worthy and, accordingly, minimal credit risk exists with respect to these customers. The Company performs ongoing credit evaluations on its customers and maintains reserves for potential credit losses. Generally such losses have been within management’s expectations. The Company had an allowance for doubtful accounts of US$261,000 and US$97,000 at January 31, 2009 and 2010, respectively for continuing operations. The Company generally requires no collateral from its customers. The Company had bad debt write-offs amounting to US$34,000 in fiscal 2008, US$53,000 in fiscal 2009 and US$103,000 in fiscal 2010, which were fully covered by the bad debt provision.

The Company invests its excess cash in low-risk, short-term deposit accounts and money market funds with high credit-quality banks in the United States, Luxembourg, United Kingdom and Ireland. At January 31, 2010, US$19.9 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

Allowance for Doubtful Accounts.

The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectability of specific customer accounts and the aging of accounts receivable. The Company maintains an allowance for doubtful accounts at an amount the Company estimates to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when the Company assesses the realizability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers was to deteriorate,

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount we reasonably believe will be collected.

Share-based Compensation

The Company recognizes share-based compensation in accordance with FASB ASC 718, “Stock Compensation”. The Company anticipates it will recognize an aggregate of US$471,000 of share-based compensation in fiscal years 2011 to 2014. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Advertising and Promotion Expense

All costs associated with advertising are expensed as incurred. Advertising and promotion expense for continuing operations was US$781,000, US$901,000 and US$1.1 million for fiscal years 2008, 2009 and 2010 respectively.

Compensated Absences

At January 31, 2009 and 2010, the Company had a liability for compensated absences for continuing operations of US$420,000 and US$342,000, respectively,

Accounting for Income Taxes

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

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which sometimes result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-14, Software (Topic 985) Certain Arrangements That Contain Software Elements—a consensus of the FASB Emerging Issues Task Force (“EITF”) (“ASU 2009-14”), which amends the scope of software revenue guidance in Accounting Standards Codification (“ASC”) Subtopic 985-605, Software-Revenue Recognition, to exclude tangible products containing software and non-software components that function together to deliver the product’s essential functionality.

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements—a consensus of the FASB EITF (“ASU 2009-13”), which eliminates the residual method of allocation and requires the relative selling price method when allocating deliverables of a multiple-deliverable revenue arrangement. ASU 2009-13 specifies the best estimate of a selling price is consistent with that used to determine the price to sell the deliverable on a standalone basis. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition.

ASU 2009-14 and ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and must be adopted in the same period using the same transition method. If adoption is elected in a period other than the beginning of a fiscal year, the amendments in these standards must be applied retrospectively to the beginning of the fiscal year. Full retrospective application of these amendments to prior fiscal years is optional. Companies may elect early adoption of these standards. The Company is currently assessing the timing of adoption and the effects that ASU 2009-14 and ASU 2009-13 will have on its consolidated results of operations and financial condition.

In January 2010, the FASB issued ASU No. 2010-06 revised guidance intended to improve disclosures related to fair value measurements. This guidance requires new disclosures as well as clarifies certain existing disclosure requirements. New disclosures under this guidance require separate information about significant transfers in and out of Level 1 and Level 2 and the reason for such transfers, and also require purchases, sales, issuances, and settlements information for Level 3 measurement to be included in the roll forward of activity on a gross basis. The guidance also clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and the requirement to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. This accounting guidance is effective for the Company beginning in the first quarter of fiscal 2011, except for the roll forward of activity on a gross basis for Level 3 fair value measurement, which will be effective for the Company in the first quarter of fiscal 2012. We do not expect these new standards to significantly impact our consolidated financial statements.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2010, the FASB issued ASU No, 2010-09, Subsequent Events (Topic 855) which provides amendments to subtopic 855-10. This guidance requires that an entity that is either (a) an SEC filer or (b) a conduit bond obligor for conduit debt securities that are traded in a public market is required to evaluate subsequent events through the date the financial statements are available to be issued. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. The guidance is effective immediately.

Selected Statement of Operating Data

There were no customers who accounted for more than 10% of revenues in fiscal years 2008, 2009 and 2010.

Reclassification

Certain amounts from prior periods have been reclassified to conform to the current period presentation.

2. Fair Value Measurements

Effective February 1, 2008, the Company adopted FASB ASC 820 which requires disclosures about fair value measurements for its assets and liabilities that are re-measured and reported at fair value at each reporting period, and its assets and liabilities that are re-measured and reported at fair value on a non-recurring basis. The following table presents information about the Company’s assets that are measured at fair value at each reporting period as of January 31, 2010, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. In general, fair values determined by level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$19,929	$19,929	$—	$—
Restricted cash	170	170	—	—
Foreign forward exchange derivatives	(5)	—	(5)	—

	$20,094	$20,099	$(5)	$—

The Company invests its excess cash in low-risk, short-term, deposit accounts with high credit-quality banks in the United States, Luxembourg, United Kingdom and Ireland. It also invests in highly liquid investments in time deposits of money market funds, with original maturities of 90 days or less. At January 31, 2010, US$19.9 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

At January 31, 2010, the Company had US$170,000 in restricted cash deposits with Silicon Valley Bank against an annual renewable letter of credit facility for a capital lease. The capital lease expires on May 22, 2010 but was repaid early in March 2010. The deposit and the letter of credit expired on May 20, 2009 and the

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company has renewed the letter of credit for the amount outstanding on the capital lease. Should the Company default on its lease obligations, the amount due under the capital lease will be payable to the lessor. The amount in restricted cash deposits was released by Silicon Valley Bank in April 2010.

During the fourth quarters of fiscal 2008, fiscal 2009 and fiscal 2010, the Company completed its annual impairment tests and assessments of the carrying value of goodwill and identifiable indefinite-lived intangible assets and determined its recorded non-current assets were not impaired as of January 31, 2010. As such, there were no financials assets and liabilities required to be measured at fair value on a non-recurring basis during the year ended January 31, 2010.

The Company uses forward foreign exchange rate contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates expected to occur within the next 12 months. The Company enters into these forward foreign exchange rate contracts to hedge anticipated sales or purchase transactions in the normal course of business for which there is a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes.

The derivative instruments held by the Company as of January 31, 2009 and January 31, 2010 did not qualify as accounting hedges as of those dates. The fair value losses and gains on derivatives held as of January 31, 2009 and January 31, 2010 were recognized in the Consolidated Statements of Operations.

As of January 31, 2010, the Company had one forward exchange contract maturing in fiscal 2011 to sell US$214,000 and receive euro in return. The fair value of the contract as of January 31, 2010 was negative US$5,000.

	As of January 31,
	2009		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Derivatives
Forward foreign exchange rate forward contracts	$(51)	$(51)	$(5)	$(5)

•	The fair value of cash equivalents, accounts receivable and accounts payable approximates fair value due to the short maturities of those instruments.

•	The fair value of the contract was calculated as the present value of the settlement amount less the current valuation based on the January 31, 2010 spot rate.

The carrying amounts for derivatives in the table above are included in consolidated balance sheets under ‘Other Accrued Liabilities’ caption.

The Company recorded exchange gains of US$444,000, US$331,000 and US$229,000 for the years ended January 31, 2008, 2009 and 2010, respectively, in the consolidated statements of operations. Included in the exchange gain, net was a gain of US$134,000 for the year ended January 31, 2008, a loss of US$30,000 for the year ended January 31, 2009 and a loss of US$16,000 for the year ended January 31, 2010 relating to derivative instruments.

The gain (loss) on derivative instruments is recorded in net cash (used in) provided by operating activities in the consolidated statements of cash flows.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Revolving Credit Facility: Bank Overdraft Facility and Overdrafts

The Company has an unsecured overdraft facility of €2.4 million (approximately US$3.4 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 2.03% as at January 31, 2010. The Company had no bank overdraft at January 31, 2010. The facility does not have a stated expiration date, but all amounts drawn there under are repayable on demand.

4. Accounts Receivable

The accounts receivable balance includes billed and unbilled receivables as follows:

	As of January 31,
	2009	2010
	(U.S. dollars in thousands)
Billed receivables, net	$5,339	$4,382
Unbilled receivables	108	201

Total	$5,447	$4,583

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

Accounts receivable and deferred revenue balances are shown net of advanced billings. Advanced billings consist of post-contract customer support amounts which have been invoiced as of the end of the period but the term of the support has not commenced or payment has not been received. Accounts receivable and deferred revenue balances are shown net of advanced billings of US$1.1 million at both January 31, 2009 and 2010.

5. Discontinued Operations

In March 2010, the Company entered into a definitive agreement to sell its Healthcare business to The Advisory Board Company (“ABC”). The sale was successfully completed on April 1, 2010. The Company decided to sell the Healthcare division in order to drive additional value for its stakeholders through a singular focus on the Financial GRC market. As a result of this transaction, the Healthcare business is reported as discontinued operations in the accompanying consolidated financial statements. All prior period statements, except the consolidated statements of cash flows, have been restated accordingly. The Company reported a net loss for discontinued operations of US$3.7 million, US$2.5 million and US$1.1 million, net of taxes for fiscal years 2008, 2009 and 2010, respectively.

In August 2006, the Company entered into a definitive agreement to sell its Payments business (excluding the German element of this business) to VeriFone Holdings, Inc. (“VeriFone”). The sale was completed on September 1, 2006. As a result of this transaction, the Payments business is reported as discontinued operations in the accompanying consolidated financial statements. All prior period statements, except the consolidated statements of cash flows, have been restated accordingly. In the quarter ended October 31, 2008, the Company reached agreement with VeriFone Holdings Inc. on indemnification claims by VeriFone that were part of the escrow amount of US$2 million which was being held for a period of 18 months following the closing to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement and received a final settlement of US$920,000, net of legal charges and therefore nothing further is held in escrow. The Company recorded a gain on sale from discontinued operations of US$920,000 for fiscal 2009.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The condensed consolidated statements of the discontinued operations were as follows:

	Year ended January 31,
	2008	2009	2010
	(U.S. dollars in thousands, except per share data)
Healthcare
Loss before and after provision for income taxes	$(3,723)	$(2,498)	$(1,079)

Payments
Income before and after provision for income taxes	—	920	—

Net loss	$(3,723)	$(1,578)	$(1,079)

The assets and liabilities of the discontinued operations were as follows:

	Year ended January 31,
	2009	2010
	(U.S. dollars in thousands)
Assets
Accounts receivable, net of allowance of $6,000 and US$65,000 at January 31, 2009 and 2010 respectively	$574	$646
Prepaid expenses and other assets	146	125
Property and equipment, net	254	219
Goodwill and Intangible assets	6,177	4,986
Deferred costs	557	1,727

Total current assets	$7,708	$7,703

Liabilities
Accounts payable	$9	$9
Accrued payroll and related expenses	323	330
Other accrued liabilities	249	226
Deferred consideration	2,000	—
Deferred revenues	1,708	3,416
Liabilities of discontinued operations-Payments division	56	—

Total current liabilities	$4,345	$3,981

6. Operating Lease Commitments

The Company’s significant operating leases are for the premises in the following metropolitan areas: Dallas, Texas; San Jose, California; Dublin, Ireland; London, United Kingdom; and Rotterdam, The Netherlands.

Our operating leases for facilities in Dallas and San Jose include annual contractual escalations in lease payments which have been spread evenly over the life of the leases.

The Company entered into a new facility lease for the Dallas premises in August 2006. The facility lease is for 7.5 years and expires in January 2014. The lease agreement included a lease incentive for tenant improvements of US$638,000 which was recorded in property and equipment, net as leasehold improvements and as a deferred rent liability. The deferred rent liability is being amortized over the lease term as a reduction of rent expense in accordance with FASB ASC 840, Leases. At January 31, 2010, US$85,000 was recorded as a current liability and US$255,000 was recorded as a non-current liability. The Company has sub-leased part of the Dallas facility to a third party under a lease arrangement that also expires in January 2014.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company entered into a new lease agreement for its San Jose facility in January 2009. The new facility is under a 62 month lease and expires in February 2014. The lease agreement included a lease incentive for tenant improvements of US$249,000 which was recorded in property and equipment, net as leasehold improvements and as a deferred rent liability. The deferred rent liability will be amortized over the lease term as a reduction of rent expense in accordance with FASB ASC 840, Leases. At January 31, 2010, US$48,000 was recorded as a current liability and US$149,000 was recorded as a non-current liability.

Following the sale of the Payments business in September 2006, the Company relocated to smaller offices at Block C, Central Park, Leopardstown, Dublin 18, Ireland. This lease is for 5 years and expires in October 2011 and includes an option to exit the lease at any time with six months notice. The lease was amended in November 2008 to reduce the square footage of the space occupied by the Company.

The Company entered into a lease for its London facility in May 2007. The lease expires in December 2010. The company entered into a new lease for additional space adjoining the current space leased in London in April 2008. The additional lease, which originally expired in June 2010, has been extended through December 2010.

The Company entered into a lease for its Rotterdam facility in 2005. The lease expires in December 2010.

In March 2010, the Company entered into a definitive agreement to sell its Healthcare business to The Advisory Board Company. The sale was successfully completed on April 1, 2010. As a result of this transaction, the Company assigned its Chicago property lease to The Advisory Board Company.

Rent expense for continuing operations was US$895,000, US$1.1 million and US$749,000 in fiscal years 2008, 2009 and fiscal 2010, respectively.

Operating lease payments in the table below represent minimum payments under all operating leases as of January 31, 2010:

	Future Minimum Lease Payments	Future Sublease Income
	(U.S. dollars in thousands)
Operating lease payments from continuing operations
Year ending January 31,
2011	$1,107	$211
2012	984	237
2013	1,028	249
2014	1,055	261
2015	22	—

Total minimum lease payments outstanding	$4,196	$958

7. Capital Leases

The following is an analysis of the leased property for continuing operations:

	As of January 31,
	2009	2010
	(U.S. dollars in thousands)
Computer equipment	$55	$55
Less: Accumulated depreciation	(27)	(46)

Total	$28	$9

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a schedule by years of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of January 31, 2010:

Future Minimum Lease Payments
(U.S. dollars in thousands)
Capital lease payments
Year ending January 31, 2011	$4

Total minimum lease payments outstanding	4
Less: Amount representing interest	—

Present value of net minimum lease payments	$4

As of January 31, 2010, the current portion of the capital lease liability is US$4,000. Interest on capital lease expense was US$5,000 in fiscal 2009 and US$3,000 in fiscal 2010.

8. Property and Equipment, net

Property and equipment consist of the following:

	As of January 31,
	2009	2010
	(U.S. dollars in thousands)
Cost
Computers and office equipment	$2,354	$2,783
Motor vehicles	28	—
Leasehold improvements	1,055	1,058
Fixtures and fittings	616	626

Total cost	4,053	4,467
Accumulated depreciation	(2,876)	(3,462)

Property and equipment, net	$1,177	$1,005

Included in property and equipment, are net assets acquired under capital lease of US$55,000.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Intangible Assets, net

Amortization for continuing operations for the years ended January 31, 2008, 2009 and 2010 was US$1.0 million, US$1.4 million and US$1.1 million, respectively. Amortization is estimated to be approximately US$809,000 in the year ending January 31, 2011, US$512,000 in the year ending January 31, 2012, US$502,000 in the year ending January 31, 2013 and US$20,000 in the year ending January 31, 2014.

	As of January 31, 2009				As of January 31, 2010
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Purchased technology	$16,206	$3,392	$12,306	$508	$16,206	$3,392	$12,554	$260
Trade names	187	—	141	46	187	—	163	24
Customer base	12,430	567	9,472	2,391	12,430	567	10,304	1,559
Covenants	2,519	1,232	1,287	—	2,519	1,232	1,287	—

Total identifiable Intangible Assets	$31,342	$5,191	$23,206	$2,945	$31,342	$5,191	$24,308	$1,843

During fiscal 2009, the Company allocated approximately US$3.3 million of purchase price to intangible assets (acquired customer base of US$2.5 million, purchased technology of US$743,000 and trade names of US$67,000) in connection with the acquisition of the Movaris business.

During the fourth quarters of fiscal 2008, fiscal 2009 and fiscal 2010, the Company completed its annual impairment tests and assessments of the carrying value of identifiable indefinite-lived intangible assets as required by FASB ASC 350 and FASB ASC 360 and determined its recorded non-current assets were not impaired as of January 31, 2008, January 31, 2009 and January 31, 2010.

The weighted average amortization period for each type of intangible asset was as follows for fiscal years 2009 and 2010:

	2009	2010
	(Years)	(Years)
Purchased technology	3	3
Trade names	3	3
Customer base	5	5
Covenants	2	—

Total	4	3

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

In July 2009, the Company’s shareholders re-approved an agreement between First Analysis Securities Corporation and the Company, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares up to an aggregate amount of US$5.0 million as determined by the board. Under the

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreement, the Company’s ordinary shares could be acquired by purchasing ADSs on the open market, or in negotiated or block trades. The Company repurchased 69,612 ADSs (equivalent to 139,224 ordinary shares) under this program at a cost of approximately US$100,000 in fiscal 2009. The Company did not purchase any ADSs in fiscal 2010. As of January 31, 2010, approximately US$2.8 million remained available for future repurchases under this program.

Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish company law and are recorded in accordance with U.S. GAAP. There were no dividends declared or payable by the Company in any of the years presented. At January 31, 2008, 2009 and 2010, the Company did not have any profits available for distribution.

11. Net (loss) income per ordinary share

	Year ended January 31,
	2008	2009	2010
	(U.S. dollars in thousands, except per share data)
Numerator:
Net (loss) income from continuing operations	$(550)	$346	$2,566
Net loss from discontinued operations	$(3,723)	$(1,578)	$(1,079)

Net (loss) income	$(4,273)	$(1,232)	$1,487

Denominator:
Basic weighted-average common shares outstanding	31,362,813	31,921,345	32,951,646
Effect of dilutive options and restricted shares issued in Movaris acquisition	—	1,015,500	—
Effect of dilutive options	—	65,043	82,621

Diluted weighted-average common shares outstanding	31,362,813	33,001,888	33,034,267

Basic and diluted net (loss) income per Ordinary share from continuing operations	$(0.02)	$0.01	$0.08

Basic and diluted net loss per Ordinary share from discontinued operations	$(0.12)	$(0.05)	$(0.03)

Basic and diluted net (loss) income per Ordinary share	$(0.14)	$(0.04)	$0.05

Potential ordinary shares were excluded from the calculations of the diluted net loss per Ordinary Share for fiscal 2008 and 2009 and diluted net loss from continuing operations for fiscal 2008 and diluted net loss for discontinued operations for fiscal 2008, 2009 and 2010 because all such shares would have been anti-dilutive.

The Company had 795,473 anti-dilutive options in fiscal 2008.

12. Share-based Compensation Plans

We currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants to the Company and for the purpose of attracting and retaining the best available personnel to promote the success of the Company’s business. The aggregate number of shares which may be issued pursuant to the Company’s share-based compensation plans is 6,000,000 ordinary shares (3,000,000 equivalent ADSs) to be allocated among the plans by the Board of Directors. The 6,000,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

granted or rights acquired under the other plans. The aggregate share limit of 6,000,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of the Company’s ordinary shares then outstanding.

As of January 31, 2010, there were outstanding options to purchase an aggregate of 5,805,340 ordinary shares (2,902,670 equivalent ADSs) at exercise prices ranging from US$0.50 to US$2.96 per ordinary share (US$1.00 to US$5.92 per equivalent ADS) and expiration dates ranging from February 2010 to July 2016 under the Company’s share-based compensation plans. As of January 31, 2010, the Company’s directors and executive officers held options to purchase an aggregate of 3,961,422 ordinary shares (1,980,711 equivalent ADSs) at exercise prices ranging from US$0.58 to US$2.91 per ordinary share (US$1.16 to US$5.82 per equivalent ADS) and expiration dates ranging from July 2010 to July 2016.

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

In fiscal 2010, the Company granted 94,700 ordinary shares (47,350 equivalent ADSs) under the 2007 Plan at exercise prices ranging from US$0.57 to US$2.22 per ordinary share (US$1.15 to US$3.79 per equivalent ADS). In fiscal 2009, 1,418,000 ordinary shares (709,000 equivalent ADSs) were granted to the directors and key members of management at an exercise price of US$1.22 per ordinary share (US$2.44 per ADS). These options can only vest in the event of a change in control of the Company and include 804,000 ordinary shares (402,000 equivalent ADSs) relating to the directors and senior management listed in Item 6A.

As of January 31, 2010, 12,252 ordinary shares (6,126 equivalent ADSs) have been issued upon the exercise of share options granted under the 2007 Plan and 1,959,062 ordinary shares (979,531 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 2007 Plan is US$2.58.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In fiscal 2010, the Company granted 160,000 ordinary shares (80,000 equivalent ADSs) under the Directors and Consultants 2007 Plan at an exercise price of US$0.92 per ordinary share (US$1.85 per equivalent ADS). In fiscal 2009, 200,000 ordinary shares (100,000 equivalent ADSs) were granted to directors at an exercise price of US$1.22 per ordinary share (US$2.44 per ADS) and can only vest in the event of a change in control of the Company.

As of January 31, 2010, no ordinary shares (no equivalent ADSs) have been issued upon the exercise of share options granted under this scheme and 670,000 ordinary shares (335,000 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under this scheme is US$2.44.

Trintech Group PLC 2009 Employee Share Purchase Plan for US employees

In July 2009, the Company obtained shareholder approval for the establishment of the Trintech Group PLC 2009 Employee Share Purchase Plan (the “2009 Employee Share Purchase Plan”) for Trintech’s U.S. employees. The 2009 Employee Share Purchase Plan is intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986 and contains six month offering periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year and the first offering period commenced on September 1, 2009.

The 2009 Employee Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation.

This plan replaced the 1999 Employee Share Purchase Plan which expired in August 2009.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of January 31, 2010, no Ordinary Shares (equivalent ADSs) had been issued under the 2009 Employee Share Purchase Plan.

Trintech Group PLC 1999 Employee Share Purchase Plan for US employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech Group PLC 1999 Employee Share Purchase Plan (the “1999 Employee Share Purchase Plan”) for Trintech’s U.S. employees. The 1999 Employee Share Purchase Plan was intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986.

As of January 31, 2010, 936,966 Ordinary Shares (468,483 equivalent ADSs) had been issued under this plan. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1999 employee purchase plan is US$2.63.

This plan expired in July 2009 and management obtained shareholder approval for a new plan, as described above, at the annual shareholders meeting in July 2009.

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

As of January 31, 2010, 2,496,406 ordinary shares (1,248,203 equivalent ADSs) have been issued upon the exercise of share options granted under the 1997 scheme and 2,806,278 ordinary shares (1,403,139 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1997 scheme is US$3.89.

The 1997 scheme expired in May 2007.

Trintech Group PLC Directors and Consultants 1998 Share Option Scheme

On April 22, 1998, we established the directors and consultants share option scheme. The purpose of the scheme was to attract and retain the best available directors and consultants and to promote the success of the Company’s business.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

As of January 31, 2010, 180,710 ordinary shares (90,355 equivalent ADSs) have been issued upon the exercise of share options granted under the 1998 scheme and 370,000 ordinary shares (185,000 equivalent ADSs) are subject to outstanding options. The weighted exercise price for all outstanding options to purchase equivalent ADSs under the 1998 scheme is US$4.12.

The 1998 scheme expired in April 2008.

Trintech Group PLC Employee Savings Related Share Option Scheme for Irish Employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for our Irish employees. The 1999 savings related scheme applies to all of our qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements, the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2010, no shares had been issued under this scheme.

A summary of the Company’s stock option activity and related information for the years ended January 31, 2008, 2009 and 2010 is as follows:

	January 31, 2008		January 31, 2009		January 31, 2010
	Options	Weighted- average exercise price	Options	Weighted- average exercise price	Options	Weighted- average exercise price
Outstanding at beginning of year	5,407,312	$1.98	4,509,214	$1.91	6,232,014	$1.63
Granted	1,019,500	1.98	2,641,600	1.16	254,700	1.09
Cancelled	(908,486)	2.96	(640,050)	1.40	(368,898)	1.54
Forfeited	(446,696)	1.80	(277,500)	2.31	(252,724)	0.90
Exercised	(562,416)	1.12	(1,250)	0.60	(59,752)	0.78

Outstanding at end of year	4,509,214	$1.91	6,232,014	$1.63	5,805,340	$1.65

Exercisable at end of year	2,801,652	$1.86	3,451,726	$1.90	3,668,868	$1.87

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The options exercised during fiscal 2010 were issued from Treasury shares.

	January 31, 2008		January 31, 2009		January 31, 2010
	Fair value	Weighted- Average Exercise Price	Fair value	Weighted- average exercise price	Fair value	Weighted- average exercise price
Weighted-average fair value of options granted during the year for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$0.92	$1.98	$0.51	$1.16	$0.69	$1.09

Exercise prices for options outstanding as of January 31, 2010 ranged from US$0.50 to US$2.96 per share. The breakdown of outstanding options at January 31, 2010 by price range is as follows:

		Outstanding share options			Exercisable share options
Range of exercise prices	Number of share options	Weighted- average remaining life (years)	Weighted- average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number of share options	Weighted- average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$ 0.50—1.22	629,180	5.86	0.86		258,976	0.74
$ 1.23—1.24	1,492,850	5.03	1.23		90,416	1.23
$ 1.25—1.77	1,606,250	2.43	1.48		1,434,428	1.47
$ 1.78—2.96	2,077,060	2.67	2.32		1,885,048	2.36

	5,805,340	3.56	$1.65	$1,952	3,668,868	$1.87	$792

The weighted-average remaining contractual term for options exercisable as of January 31, 2010 is 2.62 years.

The aggregate intrinsic value for exercised share options was US$213,000, US$409 and US$30,000 for fiscal years 2008, 2009 and 2010, respectively.

Options have been granted in U.S. dollars since September 1999; previously options were granted in Irish pounds. The U.S. dollar equivalents for disclosure above have been determined using the U.S. dollar rate at the date of each grant.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on Trintech’s closing share price of US$3.59 as of January 31, 2010, which would have been received by the option holders had all option holders exercised their options as of that date.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Valuation and expense information under FASB ASC 718

The following table summarizes the share-based compensation expense related to employee share options, and employee share purchases under FASB ASC 718 for the periods presented which was allocated as follows:

	Year ended January 31, 2008	Year ended January 31, 2009	Year ended January 31, 2010
	(U.S dollars in thousands)
Cost of revenues-license	$9	$5	$4
Cost of revenues-services	72	58	48
Research and development	55	61	48
Sales and marketing	196	175	105
General and administrative	702	555	283

Total for continuing operations	1,034	854	488

The share-based compensation expense for discontinued operations was US$45,000 in fiscal 2008, US$65,000 in fiscal 2009 and US$27,000 in fiscal 2010.

The fair value for these share options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended January 31,
	2008	2009	2010
Risk-free interest rate	4.25%	2.68%	2.39%
Expected dividend yield	0%	0%	0%
Expected volatility	0.49	0.58	0.79
Expected life (years)	4.6	4.6	4.6

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

The expected life of the option is calculated using the simplified method set out in ASC 718. The simplified method defines the life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. The Company uses the simplified method as it does not have sufficient exercise data from its own experience to determine a reasonable estimate.

The Company’s estimated option forfeiture rate in fiscal 2008, 2009 and 2010, based on its historical option forfeiture experience, is approximately 2.2%, 3.82% and 4.83%, respectively. The Company will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

The Company anticipates it will recognize an aggregate of US$426,000 from continuing operations as share-based compensation expense in fiscal years 2011 to 2014. This excludes any expense arising from the U.S. Share Purchase Plan and assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Income Taxes

Income (loss) before provision for income taxes from continuing operations consists of the following:

	Year ended January 31,
	2008	2009	2010
	(U.S. dollars in thousands)
Ireland	$(5,380)	$1,373	$4,064
Rest of World	5,841	(1,383)	(1,360)

Total	$461	$(10)	$2,704

The provision for income taxes from continuing operations consists of the following:

	Year ended January 31,
	2008	2009	2010
	(U.S. dollars in thousands)
Current:
Ireland	$35	$27	$(6)
Rest of World	253	132	144

Total current	288	159	138

Deferred:
Ireland	—	—	—
Rest of World	258	(515)	—

Total deferred	258	(515)	—

Excess tax benefit from share-based compensation plans:
Rest of World	465	—	—

Total excess tax benefit from share-based compensation plans	465	—	—

Total provision for income taxes	$1,011	$(356)	$138

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes from continuing operations differs from the amount computed by applying the statutory income tax rate to income before taxes from continuing operations. The sources and tax effects of the differences are as follows:

	Year ended January 31,
	2008	2009	2010
	(U.S. dollars in thousands)
Income taxes computed at the Irish statutory income tax rate of 12.5% for 2008, 2009 and 2010	$58	$(1)	$338
Income from Irish manufacturing operations taxed (relieved) at lower rates	169	(3)	(135)
(Losses) income (relieved) subject to higher rates of taxes	496	(496)	(282)
Excess tax benefit from share-based compensation plans	465	—	—
Changes in valuation allowance–operating losses utilized	(129)	(334)	(714)
Changes in valuation allowance–operating losses not utilized and timing differences	(60)	314	797
Income not subject to tax	(153)	20	(1)
State, local and other taxes	165	144	135

Total provision for income taxes	$1,011	$(356)	$138

There was no provision for taxes allocated to discontinued operations for fiscal 2008, 2009 and 2010.

	As of January 31,
	2009	2010
	(U.S. dollars in thousands)
Deferred tax assets:
Accounts receivable	$25	$8
Deferred rent	242	192
Deferred employee compensation	159	169
Deferred revenues	34	35
Accrued rent	92	89
Stock compensation	461	620
Tax credits and loss carryforwards	9,116	8,726

Gross deferred tax assets	10,129	9,839
Valuation allowance	(8,854)	(9,088)

Total deferred tax assets	1,275	751

Deferred tax liabilities:
Depreciation and amortization	1,216	699
Change in accounting method of subsidiary	59	52

Total deferred tax liabilities	1,275	751
Net deferred tax	$—	$—

At January 31, 2009 and 2010, the Company had a net current deferred tax asset of US$252,000 and US$199,000, respectively. The Company also had a net non-current deferred tax liability of US$252,000 and US$199,000 at January 31, 2009 and 2010, respectively

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance primarily applies to net operating loss carryforwards and unutilized credits where realization is not assured.

As at January 31, 2010, the Company has net operating tax loss carryforwards (NOLs) of approximately US$41.1 million for tax purposes, which will be available for offset against future taxable income. If not used, the US carryforwards of US$16.9 million will expire between 2014 and 2023. To the extent NOLs, when realized, relate to non-qualified stock option and share deductions, the resulting benefits will be credited to shareholders’ equity.

Tax deductions associated with stock option exercises related to grants vesting prior to February 1, 2006 are credited to shareholders’ equity. Excess tax benefits associated with stock option exercises related to grants vesting on or after February 1, 2006 are also credited to shareholders’ equity. The reductions of income taxes payable resulting from the exercise of employee stock options and other employee stock programs that were credited to shareholders’ equity were approximately US$465,000 in fiscal 2008. There was no excess tax benefit recognized in fiscal 2009 and 2010.

The Company has provided full valuation allowances against the NOLs and other deferred benefits in the Irish and UK entities, due to the history of operating losses in these tax jurisdictions.

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

The Company’s net deferred tax asset related to operations and exercised stock options and shares amounted to:

	As of January 31,
	2009	2010
	(U.S. dollars in thousands)
Operations	$6,531	$6,784
Non-qualified stock options	2,323	2,304

Total net deferred tax assets	$8,854	$9,088

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

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

result of examination by tax authorities. The tax reserves are analyzed at each balance sheet date and adjustments are made as events occur to warrant adjustment to the reserves. At any given time, the Company may be undergoing tax audits in several jurisdictions and covering multiple years.

No reserves for uncertain income tax positions have been recorded pursuant to FASB ASC 740 “Accounting for Uncertainty in Income Taxes”.

14. Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance in accordance with FASB ASC 280 “Disclosures about Segments of an Enterprise and Related Information” and related interpretations. The Company’s chief operating decision maker is the President.

The Company split its operations between Payments and GRC prior to fiscal 2007. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc.

The Company subsequently split its operations between GRC and Healthcare from fiscal 2007 through the third quarter of fiscal 2010. In the fourth quarter, the Company determined that its Healthcare business was a discontinued operation and therefore was no longer an operating segment. On April 1, 2010 the Company sold its Healthcare business to The Advisory Board Company. All prior period statements, except the consolidated statements of cash flows, have been reclassified accordingly.

As of January 31, 2010, the Company has one business and operates in one industry segment of Financial GRC. The Company is a major international provider of integrated GRC solutions for commercial and financial markets worldwide. Our recognized expertise in reconciliation process management, financial data aggregation, revenue and cost cycle management, financial close and reporting, risk management and compliance enables customers to gain greater stability and control over their critical financial processes leading to better overall business performance.

Segment net income consists of total segment revenues offset only by expenses directly attributable to that segment. Depreciation and amortization of long-lived assets are allocated based on general cost allocations. Administrative expenses relating to the management and operation of a public company covering marketing, human resources, senior management, non-executive directors, professional fees, directors and officers insurance, facilities, acquisition related charges and other corporate costs are included in determining our consolidated operating income. However, these expenses are not allocated to the operating segment, and, therefore, are not included in segment net income (loss) from continuing operations.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended January 31, 2010
	GRC	Other	Total
	(U.S. dollars in thousands)
Revenues:
License	$20,140	$—	$20,140
Service	12,325	—	12,325

Total revenues	32,465	—	32,465
Cost of sales	8,539	300	8,839

Gross profit	23,926	(300)	23,626
Operating expenses	16,716	4,485	21,201

Operating profit (loss)	7,210	(4,785)	2,425
Non-operating income, net	—	141	141

Net income (loss) from continuing operations	$7,210	$(4,644)	$2,566

Segment assets	$5,580	$43,498	$49,078

Segment goodwill	$20,290	$—	$20,290

	Year ended January 31, 2009
	GRC	Other	Total
	(U.S. dollars in thousands)
Revenues:
License	$19,614	$—	$19,614
Service	14,697	—	14,697

Total revenues	34,311	—	34,311
Cost of sales	9,432	480	9,911

Gross profit	24,879	(480)	24,400
Operating expenses	20,203	4,871	25,075

Operating profit (loss)	4,676	(5,351)	(675)
Non-operating income, net	—	1,021	1,021

Net income (loss) from continuing operations	$4,676	$(4,330)	$346

Segment assets	$6,608	$43,158	$49,766

Segment goodwill	$20,276	$—	$20,276

	Year ended January 31, 2008
	GRC	Other	Total
	(U.S. dollars in thousands)
Revenues:
License	$16,640	$—	$16,640
Service	11,907	—	11,907

Total revenues	28,547	—	28,547
Cost of sales	7,229	259	7,488

Gross profit	21,318	(259)	21,059
Operating expenses	16,503	5,593	22,096

Operating profit (loss)	4,815	(5,852)	(1,037)
Non-operating income, net	—	487	487

Net income (loss) from continuing operations	$4,815	$(5,365)	$(550)

Segment assets	$6,710	$39,604	$46,314

Segment goodwill	$13,297	$—	$13,297

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The distribution of net revenues and long-lived assets by geographical area for the GRC business was as follows:

	Year ended January 31,
	2008	2009	2010
	(U.S. dollars in thousands)
Net Revenues:
United States of America	$25,220	$29,528	$28,002
Ireland	32	452	136
Rest of Europe	2,251	3,268	2,702
Rest of World	1,044	1,063	1,625

Total	$28,547	$34,311	$32,465

	As of January 31,
	2008	2009	2010
	(U.S. dollars in thousands)
Long-Lived Assets:
United States of America	$5,860	$13,409	$12,041
United Kingdom	38	44	24
Ireland	10,059	11,115	11,073

Total	$15,957	$24,568	$23,138

There were no customers who accounted for more than 10% of revenues in fiscal years 2008, 2009 and 2010.

15. Related Party Transactions

Huttoft Company, an unlimited company which is wholly-owned by certain directors of the Company, owns a special non-voting class of shares in Trintech Limited, one of the Company’s Irish subsidiaries. All of the voting shares in the subsidiary are owned by the Company. The shares do not entitle the holders thereof to receive any share of the assets of the Company on a winding up. Trintech Limited may, from time to time, declare dividends to Huttoft Company and Huttoft Company may declare dividends to its shareholders out of these amounts. Any such dividends paid by Trintech Limited are treated as compensation expense by the Company in its financial statements prepared in accordance with U.S. GAAP, not withstanding their legal form of dividends to minority interests. There were no dividend payments due to Huttoft Company as of January 31, 2008, 2009 or 2010. The amount of dividends included in compensation expense was US$478,000 for fiscal 2008, US$205,000 for fiscal 2009 and US$453,000 for fiscal 2010. Amounts related to these payments are included in general and administrative expenses in the consolidated statements of operations, accrued payroll and related expenses in the consolidated balance sheets and in net cash used in operating activities in the consolidated statements of cash flows.

In July 2009, the Company’s shareholders re-approved an agreement between First Analysis Securities Corporation and the Company, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. During the life of the program, up to US$5.0 million of the Company’s ordinary shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. The Company repurchased 69,612 ADSs (equivalent to 139,224 ordinary shares) under this program at a cost of approximately US$100,000 in fiscal 2009. The Company did not purchase any ADSs in fiscal 2010. As of January 31, 2010, approximately US$2.8 million remained available for future repurchases under this program.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company believes that the terms of all transactions with related parties are comparable to those that would be attainable by us in the ordinary course of business from unaffiliated third parties under similar circumstances.

16. Acquisitions and Divestitures

On February 14, 2008, the Company acquired the outstanding shares of Movaris, Inc., a privately held company in the U.S. for a total final consideration of US$8.8 million. The total purchase costs comprise US$7.1 million in cash, 507,765 Trintech American Depositary Shares (ADSs) amounting to US$1.3 million valued at the time of the closing of the acquisition and transaction costs of US$385,000. The ADSs were subject to a lock-up arrangement that expired on February 14, 2009. The initial total purchase costs of US$8.8 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$3.3 million, goodwill of US$5.7 million and net liabilities assumed of US$240,000. The acquisition was accounted for in accordance with FASB ASC 350, “Goodwill and Other Intangible Assets”. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

Refer to note 19 for information relating to the divestiture in fiscal 2011.

17. Goodwill

In fiscal 2007, the Company initially allocated approximately US$1.4 million of purchase price to goodwill in connection with the acquisition of Assurity.

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

The impairment analysis at January 31, 2010 was performed for the GRC business and the carrying value of goodwill and the intangible assets at January 31, 2010 relate entirely to the GRC business. The Company’s annual impairment test and assessments of the carrying value of goodwill as required by FASB ASC 350, “Goodwill and Other Intangible Assets” determined that its recorded goodwill was not impaired as of January 31, 2010.

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Restructuring Charges

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

Due to the difficult business trading environment in the US in fiscal 2009, the Company established a restructuring plan to rationalize, integrate and re-align the resources of the Company. This restructuring plan included workforce reductions and the abandonment of excess lease facilities. The workforce reduction was designed to eliminate duplicate staff positions following the acquisition of the Movaris business and to enable the Company to better align its cost structure during the current economic downturn, which had adversely impacted revenues, elongated selling cycles, and delayed, suspended or reduced the demand for certain products. The lease facility reductions allowed the Company to consolidate its workforce within its offices to better match their size and needs; it also was designed to allow the Company to match operational costs more closely with projected need levels. Prior to the implementation of the restructuring plan, both the workforce and the facilities were larger than necessary for the Company’s level of business activity.

The restructuring program resulted in costs incurred primarily for workforce reduction across certain business functions and additional abandoned excess lease facilities in San Jose, California. During fiscal 2009, the Company incurred US$252,000 in restructuring expense of which US$222,000 were severance costs for workforce reductions and US$30,000 related to the abandonment of an additional 15% of excess lease facilities in San Jose which is included in the line item “Restructuring Charges” in the consolidated statement of operations for the year ended January 31, 2009. The US$252,000 restructuring charge for fiscal 2009 comprised US$212,000 for the GRC segment and US$40,000 for the Healthcare segment which is reflected in net loss from discontinued operations.

The business environment had not significantly improved as the Company moved into fiscal 2010 and as a result the Company had additional workforce reductions of US$253,000 in fiscal 2010 of which US$244,000 was for the GRC segment and US$9,000 was for the Healthcare segment which is reflected in net loss from discontinued operations. The restructuring plan is now complete. The cumulative amount of restructuring charges under this plan was US$505,000.

The following table summarizes the Company’s restructuring activity as of January 31, 2010:

	Employee Severance and Benefits	Consolidation of Facilities and Operations	Total
	(U.S. dollars in thousands)
Reserve balance January 31, 2008	$—	$82	$82
Restructuring provision	—	268	268
Income statement expense	222	30	252
Amounts paid	(216)	(331)	(547)

Reserve balance January 31, 2009	6	49	55
Restructuring expense	244	—	244
Amounts paid	(250)	(49)	(299)

Reserve balance January 31, 2010	$—	$—	$—

TRINTECH GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Subsequent Events (unaudited)

In March 2, 2010, the Company entered into a definitive agreement to sell its Healthcare division, Concuity, to The Advisory Board Company. The sale was successfully completed on April 1, 2010. As a result of this transaction, the Healthcare business is reported as a discontinued operation in the accompanying consolidated financial statements. All prior period statements, except the consolidated statements of cash flows, have been restated accordingly. Under the terms of the agreement, The Advisory Board Company paid the Company US$34.5 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Healthcare business. The sale price was subject to the following adjustments:

•

A total escrow amount of US$6 million of which US$2.0 million and US$4.0 million will be held for a period of 9 months and 18 months, respectively from the closing date to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement.

•

an initial negative adjustment of US$551,000 tied to the net working capital of the Healthcare business as at the closing date, which is expected to be determined and finalized within 90 days of the closing date.