Form 20-F/A
period 2009-01-31
TRINTECH GROUP PLC
filed 2010-06-17
CIK 1094316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐ (Note: not required of the registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                    Accelerated filer  ☐                    Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐     No  ☒

EXPLANATORY NOTE

This Form 20-F/A is being filed by Trintech Group PLC (the “Company”) as Amendment No.1 to its Annual Report on Form 20-F for the fiscal year ended January 31, 2009, filed with the Securities and Exchange Commission on May 29, 2009 (“Fiscal 2009 20-F”). The purpose of this Form 20-F/A is to amend the Fiscal 2009 20-F to provide Interactive Data File disclosure on Exhibit 101 to the Form 20F/A, in accordance with Rule 405 of Regulation S-T.

Although Trintech Group PLC (the “Company”) is not required to furnish data formatted in XBRL until filings for the year ended January 31, 2012, the Company has elected to furnish its Form 20-F/A for the year ended January 31, 2009 in interactive data formatted in XBRL.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Company’s Fiscal 2009 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F/A for the year ended January 31, 2009 on its behalf.

TRINTECH GROUP PLC
(Registrant)

By:	/S/ JOSEPH SEERY
Joseph Seery
Vice President Finance, Group

Date: June 17, 2010

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of Trintech Group PLC, as amended, dated July 24 2008 (filed as exhibit 1.1 to Trintech’s Annual Report on Form 20-F (File N0. 000-30320) for the year ended January 31, 2009 and incorporated herein by reference)

2.1	Specimen of Ordinary Share Certificate (filed as Exhibit 4.1 to Trintech’s Registration Statement on Form F-1 (File No. 333-1078) and incorporated herein by reference)

2.2	Form of Depositary Agreement among Trintech Group Limited, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) dated as of September 27, 1999, as amended on March 16, 2000 and as further amended on May 24, 2002 (filed as Exhibit 4.1 to Trintech’s Post-Effective Amendment No. 2 to Form S-8 Registration Statement (File No. 333-11598) and incorporated herein by reference)

4.1	[Reserved]

4.2	1997 Trintech Group Limited Share Option Scheme, as amended, dated July 27, 2006 (filed as Exhibit 4.2 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.3	1998 Trintech Group Limited Directors and Consultants Share Option Scheme, as amended, dated as of July 12, 2002 (filed as Exhibit 4.3 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2003 and incorporated by reference)

4.4	1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.4 to Trintech’s Post-Effective Amendment No. 3 to Form S-8 Registration Statement (File No. 333-11598) and incorporated herein by reference)

4.5	[Reserved]

4.6	[Reserved]

4.7	[Reserved]

4.8	[Reserved]

4.9	1999 U.S. Share Purchase Plan (filed as Exhibit 10.10 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.10	[Reserved]

4.11	[Reserved]

4.12	[Reserved]

4.13	[Reserved]

4.14	[Reserved]

4.15	[Reserved]

4.16	[Reserved]

4.17	[Reserved]

4.18	[Reserved]

4.19	[Reserved]

4.20	[Reserved]

4.21	[Reserved]

4.22	[Reserved]

4.23	[Reserved]

4.24	[Reserved]

4.25	Form of Indemnification between Trintech Inc. and its directors and officers dated September 1999 (filed as Exhibit 10.5 to Trintech’s Registration Statement on Form F-1 (File No. 333-10738) and incorporated herein by reference)

4.26	[Reserved]

4.27	[Reserved]

4.28	[Reserved]

4.29	[Reserved]

4.30	[Reserved]

4.31	[Reserved]

4.32†	[Reserved]

4.33†	[Reserved]

4.34	[Reserved]

4.35†	[Reserved]

4.36†	[Reserved]

4.37	[Reserved]

4.38	[Reserved]

4.39	[Reserved]

4.40	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Globeset, Inc. (filed as Exhibit 4.40 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2001 and incorporated herein by reference)

4.41	[Reserved]

4.42	Line of Credit Agreement between Trintech Group PLC and The Bank of Ireland dated April 05, 2002 (filed as Exhibit 4.42 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2002 and incorporated herein by reference)

4.43	Stock Purchase Agreement dated November 1, 2003 between Trintech Group PLC, Trintech Inc., CW & Associates, doing business as DataFlow Services and Jeffrey Wiggins (filed as Exhibit 4.43 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

4.44	Share Subscription Agreement dated November 1, 2003 between Trintech Group PLC, Trintech Inc. and Jeffrey Wiggins (filed as Exhibit 4.44 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2004 and incorporated herein by reference)

4.45	[Reserved]

4.46	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Assurity Technologies Inc., dated February 1, 2006 (filed as Exhibit 4.46 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.47	Share Purchase Agreement among Trintech Group PLC, Slan Limited, Grindon Limited, VeriFone Singapore Pte Ltd. and VeriFone Holdings, Inc. dated as of August 13, 2006 (filed as Exhibit 10.1 to Trintech’s Report of Foreign Private Issuer on Form 6-K (File No. 0-30320) dated August 15, 2006 and incorporated herein by reference)

4.48	Asset Purchase Agreement by and among Trintech Group PLC, Trintech Technologies Limited, and Concuity Inc., dated December 5, 2006 (filed as Exhibit 4.48 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.49	Dublin Lease Agreement between Trintech Group plc, Trintech Technologies Limited and Leaseplan Infrastructure Services Limited dated November 15, 2006 (filed as Exhibit 4.49 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.50	Sixth Amendment to Dallas Office Building Lease between Utah State Investment Fund and Trintech Technologies Limited, dated February 16, 2006 (filed as Exhibit 4.50 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2007 and incorporated herein by reference)

4.51	[Reserved]

4.52	Trintech Group PLC Share Option Plan 2007 (filed as Exhibit 4.1 to Trintech’s Form S-8 Registration Statement (File No. 333-145642) and incorporated herein by reference)

4.53	Trintech Group PLC Share Option Plan 2007 for Directors and Consultants 2007 (filed as Exhibit 4.2 to Trintech’s Form S-8 Registration Statement (File No. 333-145642) and incorporated herein by reference)

4.54	Agreement and Plan of Merger among Trintech Group PLC, Trintech Inc., Sparta Acquisition Inc., Movaris Inc. and Shareholder Representative Services, LLC. dated February 10, 2008 (filed as Exhibit 4.54 to Trintech’s Annual Report on Form 20-F (File No. 0-30320) for the year ended January 31, 2008 and incorporated herein by reference)

4.55	Chicago Lease Agreement between Endoxy Healthcare Associates Inc. (Concuity) and Arthur J Rogers & Co. dated May 14, 2004 (filed as exhibit 4.55 to Trintech’s Annual Report on Form 20-F (File N0. 000-30320) for the year ended January 31, 2009 and incorporated herein by reference)

4.56	Addendum to Asset Purchase Agreement between Trintech Technologies Limited and Assurity Technologies Inc dated June 25, 2008 (filed as exhibit 4.56 to Trintech’s Annual Report on Form 20-F (File N0. 000-30320) for the year ended January 31, 2009 and incorporated herein by reference)

4.57	Share Buyback Agreement between Trintech Limited and First Analysis Securities Corporation, dated August 25, 2008 (filed as exhibit 4.57 to Trintech’s Annual Report on Form 20-F (File N0. 000-30320) for the year ended January 31, 2009 and incorporated herein by reference)

4.58	San Jose Lease Agreement between Trintech Inc and CA-Pruneyard Limited Partnership, dated October 16, 2008 (filed as exhibit 4.58 to Trintech’s Annual Report on Form 20-F (File N0. 000-30320) for the year ended January 31, 2009 and incorporated herein by reference)

4.59	Settlement Agreement and General and Special Release of all Claims between Trintech Group PLC, Slan Limited and VeriFone Singapore Pte Ltd., dated October 28, 2008 (filed as exhibit 4.59 to Trintech’s Annual Report on Form 20-F (File N0. 000-30320) for the year ended January 31, 2009 and incorporated herein by reference)

4.60	Dublin Lease Agreement Supplemental Deed between Trintech Group PLC, Trintech Technologies Limited and Leaseplan Infrastructure Services Limited, dated November 21, 2008 (filed as exhibit 4.60 to Trintech’s Annual Report on Form 20-F (File N0. 000-30320) for the year ended January 31, 2009 and incorporated herein by reference)

4.61	Release Agreement between Trintech Technologies Limited and Concuity Inc., dated March 9, 2009 (filed as exhibit 4.61 to Trintech’s Annual Report on Form 20-F (File N0. 000-30320) for the year ended January 31, 2009 and incorporated herein by reference)

8.1	Subsidiaries of Trintech Group PLC (See page 22 of this Form 20-F)

11.1	Code of Ethics (filed as exhibit 11.1 to Trintech’s Annual Report on Form 20-F (File N0. 000-30320) for the year ended January 31, 2009 and incorporated herein by reference)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 (filed as exhibit 12.1 to Trintech’s Annual Report on Form 20-F (File N0. 000-30320) for the year ended January 31, 2009 and incorporated herein by reference)

12.2	Certification of VP Finance, Group required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 (filed as exhibit 12.2 to Trintech’s Annual Report on Form 20-F (File N0. 000-30320) for the year ended January 31, 2009 and incorporated herein by reference)

13.1	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (filed as exhibit 13.1 to Trintech’s Annual Report on Form 20-F (File N0. 000-30320) for the year ended January 31, 2009 and incorporated herein by reference)

15.1	Consent of Ernst & Young (filed as exhibit 15.1 to Trintech’s Annual Report on Form 20-F (File N0. 000-30320) for the year ended January 31, 2009 and incorporated herein by reference)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

In accordance with Regulation S-T, the interactive data file information in Exhibit 101 to this Annual Report on Form 20-F/A shall be deemed “furnished” and not ‘filed”.